Form 20-F
period 2001-12-31
SPIRENT PLC
filed 2002-05-17
CIK 1130498

Use these links to rapidly review the document
Table of Contents
ITEM 18. FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	ANNUAL REPORT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number:

SPIRENT PLC
(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

(Address of principal executive offices)

+44 (0)1293 767676

(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange
American Depositary Shares Ordinary Shares*	New York Stock Exchange New York Stock Exchange*

*
Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of period covered by the annual report: 933,196,728 ordinary shares of 3 1/3p.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / / Item 18 /X/

Table of Contents

ITEM 3. KEY INFORMATION
Selected Consolidated Financial Information of Spirent
Exchange Rate Information
Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
Overview of Our Business
Communications Group
Network Products Group
Systems Group
Interconnection Joint Venture
Organizational Structure
Properties and Facilities
Intellectual Property
Materials
Regulatory and Other Government Requirements
Enforcement of Civil Liabilities
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000
Communications
Network Products
Systems
Year Ended December 31, 2000 Compared with the Year Ended December 31, 1999
Communications
Network Products
Systems
Sensing Solutions
Liquidity and Capital Resources
Foreign Exchange
Research and Development
Factors That May Affect Future Results
Inflation
Adoption of the Euro
Differences Between UK GAAP and US GAAP
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
Senior Management
The Board of Directors and Committees of the Board
Compensation of Directors and Senior Management
Employees
Shares Held by Directors and Senior Management
Share Schemes and Related Information
Options to Acquire Shares
Performance Units Under the Long-Term Share Purchase Plan
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

i

ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Documents on Display
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

The items omitted from the index for Form 20-F are either not applicable to this annual report or we have nothing to disclose in respect of that item.

You should rely only on the information contained in this annual report. We have not authorized anyone to provide you with information that is different. The information in this annual report may only be accurate on the date of this annual report.

ii

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent

        The selected consolidated profit and loss account data for each of the three years in the period ended December 31, 2001 and balance sheet data as of December 31, 2001 and 2000 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The profit and loss account data for the years ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 are derived from our audited consolidated financial statements included in our registration statement on Form 20-F filed with the Commission on June 27, 2001. All of these financial statements have been audited by Ernst & Young LLP, our independent auditors. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom, or UK GAAP, which differ in certain respects from those generally accepted in the United States, or US GAAP. A description of the significant differences applicable to us and reconciliations of net income, shareholders' equity and cash flows are set forth in note 37 of Notes to the Financial Statements.

Consolidated Profit and Loss Account Data

	Year ended December 31
	2001	2000	1999	1998	1997
	(£ millions, except per share and per ADS amounts)
Amounts in accordance with UK GAAP
Turnover	801.8	696.7	544.5	470.2	432.8

Operating (loss)/profit	(733.2)	110.0	81.4	70.1	60.4

Exceptional items	34.9	2.2	—	—	—
Exceptional item—goodwill impairment	724.6	—	—	—	—
Goodwill amortization	86.6	25.7	8.6	0.9	—
Operating profit before goodwill amortization and exceptional items	112.9	137.9	90.0	71.0	60.4

Income from interests in
Joint venture	9.6	13.3	9.5	11.5	11.0
Associates	1.3	2.7	2.3	1.7	3.0
Amortization of goodwill on associates	(0.1)	—	—	—	—
Profit/(loss) on disposal and closure of operations	14.5	(18.1)	(6.7)	—	—
Profit on disposal of tangible fixed assets	—	3.2	—	—	—

(Loss)/profit before interest	(707.9)	111.1	86.5	83.3	74.4
Net interest (payable)/receivable	(22.8)	(29.3)	(12.8)	(2.1)	0.4

(Loss)/profit before taxation	(730.7)	81.8	73.7	81.2	74.8
Taxation	32.6	30.6	30.2	27.3	23.5
Minority interest	0.2	0.5	—	—	0.1

(Loss)/profit for the financial period	(763.5)	50.7	43.5	53.9	51.2

Basic (loss)/earnings per share (pence)(1)	(83.43)	7.40	6.67	8.33	8.16

Headline earnings per share (pence)(1)	7.76	12.61	9.18	8.47	8.16

Diluted (loss)/earnings per share (pence)(1)	(83.43)	7.18	6.39	8.29	8.15

Dividend per share (pence)	4.35	4.35	4.13	3.82	3.49

Dividend per share (US cents)	6.36	6.33	6.38	6.10	5.79

Dividend per ADS (pence)	17.40	17.40	16.52	15.28	13.96

Dividend per ADS (US cents)	25.44	25.32	25.52	24.40	23.16

Turnover by segment
Continuing operations
Performance Analysis Solutions Division	245.5	283.7	114.7	52.4	30.8
Service Assurance Solutions Division	185.1	5.5	—	—	—

Communications	430.6	289.2	114.7	52.4	30.8
Network Products	170.4	181.4	158.1	149.2	142.8
Systems	124.0	135.4	149.6	149.2	150.5

	725.0	606.0	422.4	350.8	324.1
Discontinued operations	76.8	90.7	122.1	119.4	108.7

	801.8	696.7	544.5	470.2	432.8

Operating profit before goodwill amortization and exceptional items
Continuing Operations
Performance Analysis Solutions Division	38.7	97.1	43.0	18.4	9.3
Service Assurance Solutions Division	44.7	1.5	—	—	—

Communications	83.4	98.6	43.0	18.4	9.3
Network Products	15.3	25.3	21.8	20.7	20.5
Systems	6.1	2.7	10.8	16.2	16.3

	104.8	126.6	75.6	55.3	46.1
Discontinued operations	8.1	11.3	14.4	15.7	14.3

	112.9	137.9	90.0	71.0	60.4

Footnote on following page.

Amounts in accordance with US GAAP

	Year ended December 31
	2001	2000	1999	1998
	(£ millions, except per share and per ADS amounts)
Net (loss)/income	(773.7)	(39.6)	2.2	28.7

Net (loss)/income per share(1)
Basic (pence)
Continuing operations	(89.17)	(6.10)	(1.15)	3.53
Discontinued operations	4.62	0.32	1.49	0.90

Net (loss)/income	(84.55)	(5.78)	0.34	4.43

Diluted (pence)
Continuing operations	(89.17)	(6.10)	(1.11)	3.51
Discontinued operations	4.62	0.32	1.44	0.90

Net (loss)/income	(84.55)	(5.78)	0.33	4.41

Dividend per share (pence)	4.35	4.24	3.91	3.58

Dividend per share (US cents)	6.33	6.29	6.22	5.93

Net (loss)/income per ADS(1)
Basic (pence)
Continuing operations	(356.68)	(24.40)	(4.60)	14.12
Discontinued operations	18.48	1.28	5.96	3.60

Net (loss)/income	(338.20)	(23.12)	1.36	17.72

Diluted (pence)
Continuing operations	(356.68)	(24.40)	(4.44)	14.06
Discontinued operations	18.48	1.28	5.76	3.58

Net (loss)/income	(338.20)	(23.12)	1.32	17.64

Dividend per ADS (pence)	17.40	16.96	15.64	14.32

Dividend per ADS (US cents)	25.32	25.16	24.88	23.72

Other financial data

	Year ended December 31
	2001	2000	1999	1998
	(£ millions)
Amounts in accordance with UK GAAP
Goodwill and other intangible amortization	86.6	25.7	8.7	0.9
In-process research and development	—	—	—	—
Stock compensation	0.4	1.4	—	—
Profit/(loss) on disposal of operations	14.5	(18.1)	(6.7)	—
Amounts in accordance with US GAAP
Goodwill and other intangible amortization	189.9	74.8	39.2	21.6
In-process research and development	—	27.4	11.2	—
Stock compensation (credit)/expense	(17.9)	27.5	12.4	0.5
(Loss)/profit on disposal of operations	(37.1)	(4.2)	9.7	—

(1)
Headline earnings per share has been calculated to exclude all exceptional items and attributable taxation.

Consolidated Cash Flow Data

	As at December 31
	2001	2000	1999	1998
	(£ millions)
Amounts in accordance with UK GAAP
Net cash inflow from operating activities	141.2	125.7	101.7	77.2
Acquisitions and disposals	149.6	(536.6)	(232.9)	(28.1)
Financing	(152.8)	480.2	284.2	6.8
Amounts in accordance with US GAAP
Cash inflow from operating activities	96.4	83.9	72.9	52.3
Cash inflow/(outflow) on investing activities	91.9	(596.1)	(272.7)	(64.9)
Cash (outflow)/inflow from financing activities	(192.6)	452.5	258.7	(8.9)

Consolidated Balance Sheet Data

	As at December 31
	2001	2000	1999	1998	1997
	(£ millions)
Amounts in accordance with UK GAAP
Intangible assets	987.7	1,816.8	321.3	25.7	—
Other investments	34.1	33.4	12.3	5.7	5.0
Current assets	264.4	375.5	270.5	186.6	197.2
Total assets	1,486.4	2,415.5	757.9	357.2	315.1
Total liabilities	389.6	577.1	503.7	175.9	177.4
Current liabilities	178.0	219.4	269.6	93.7	99.6
Creditors due after more than one year	210.1	355.6	233.4	78.1	77.8
Shareholders' funds	1,094.4	1,834.7	250.3	178.9	135.1
Amounts in accordance with US GAAP
Intangible assets	907.8	1,803.5	430.0
Other investments	—	—	—
Current assets	266.0	377.2	275.8
Total assets	1,374.5	2,376.4	874.8
Total liabilities	407.4	587.4	480.3
Current liabilities	151.6	187.3	213.4
Creditors due after more than one year	219.9	358.5	266.9
Shareholders' funds	964.7	1,785.3	390.6

Exchange Rate Information

        We present our financial statements in UK pounds sterling. The financial statements of our joint venture are presented in euros; in previous years these financial statements were presented in German Marks. The information set forth below with respect to sterling to US dollar exchange rates is based on the noon buying rate for pounds sterling in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. Also set forth below is exchange rate information pertaining to the euro and the German Mark, in each case being the closing middle market price against pounds sterling. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

US Dollar

        The noon buying rate on May 14, 2002, was $1.45 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(US dollar per pound sterling)
April 2002	1.46	1.43
March 2002	1.43	1.41
February 2002	1.43	1.41
January 2002	1.45	1.41
December 2001	1.46	1.42
November 2001	1.47	1.41

        The following table sets forth information about the noon buying rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(US dollar per pound sterling)
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.55	1.61	1.62
1998	1.72	1.61	1.66	1.66
1997	1.71	1.58	1.64	1.64

        Fluctuations in the exchange rate between pounds sterling and US dollars affect the US dollar equivalent of the pound sterling denominated prices of our shares and, as a result, affect the market price of our ADSs in the United States.

Euro

        The euro rate on May 14, 2002, was E1.60 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(euro per pound sterling)
April 2002	1.64	1.62
March 2002	1.64	1.61
February 2002	1.64	1.62
January 2002	1.64	1.60
December 2001	1.64	1.59
November 2001	1.64	1.60

        The following table sets forth information about the euro rate for the last three years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(euro per pound sterling)
2001	1.67	1.56	1.61	1.64
2000	1.74	1.56	1.64	1.60
1999	1.61	1.40	1.52	1.60

        The euro rates were fixed permanently against euro-zone currencies, including the German Mark, at January 1, 1999. We present information about the German Mark for 1997 and 1998 below. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

	High	Low	Average	End of year
	(German Mark per pound sterling)
1998	3.10	2.73	2.93	2.78
1997	3.08	2.61	2.83	2.98

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Our operating results and financial condition could continue to be harmed if the economy, and particularly the telecommunications industry into which we sell our products, remains depressed.

        The current economic downturn has resulted in worldwide reduced purchasing and capital spending in many of the industries and markets into which we sell our products, in particular, the telecommunications industry. Industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. Any significant further downturn in our customers' markets or in general economic conditions would be likely to result in a reduction in demand for our products and services and could harm our business.

        One of the key revenue drivers for our Communications group is investment in capital expenditure by telecommunications companies that are supplied with equipment by our customers. A number of our major customers have made trading statements during the first quarter of 2002, including Alcatel, Cisco Systems, Lucent Technologies, Nortel Networks, SBC Communication and Verizon, which indicate continuing weak market conditions.

        The slowdown in activity in the telecommunications industry has affected our Performance Analysis Solutions division since the second quarter of 2001 and, although we believe our order intake has stabilized in the first quarter of 2002, we believe our business will continue to be affected. The slowdown is due to the curtailment of capital investment by our customers, which has reduced the demand for test equipment and service assurance systems.

        We are uncertain how long the current downturn will last. Any further decline in our customers' markets or in general economic conditions would be likely to result in a further reduction in demand for our products and services and could harm our consolidated financial position, results of operations, cash flows and stock price.

Because our operating results have fluctuated in the past and are likely to fluctuate in the future, our share and ADS prices are volatile and may decline.

        The Company has experienced in the past and expects to experience in the future, fluctuations in its results due to a number of factors beyond the Company's control. Many factors could cause the Company's operating results to fluctuate, including the following:

  •
  the size and timing of orders from our customers;
  •
  the degree to which our customers have allocated and spent their yearly budgets;
  •
  the uneven buying patterns of our customers;
  •
  the uneven pace of technology innovation; and
  •
  economic downturns or other factors reducing demand for our telecommunications and network connectivity products.

        The market price for our shares and ADSs may decline significantly if our results deteriorate.

Since 1995 we have increasingly focused on high-growth, high-margin, high-technology activities, such as our Communications group, and as a result our historical operating results may not be helpful in predicting our future performance.

        We are actively pursuing this strategy both through strategic acquisitions and through divestitures of non-core businesses. Most recently we have divested our Sensing Solutions Group in November 2001 and our Aerospace Components businesses in April 2002. We may continue to rationalize our businesses to pursue our strategy. Since our business strategy and the nature of the business we conduct have changed so much, and our increased focus on high-growth, high-margin activities may involve higher risk, our historical financial performance or a period-to-period comparison of our historical operating results may not be helpful in predicting our future operating results. Our Communications group has recently become so much more important to us, that we are now more vulnerable to changes in this rapidly evolving, highly competitive industry.

We operate in rapidly changing industries and, if we do not keep up with these rapid changes, our turnover and operating results will suffer.

        We sell our products and systems in several industries that are characterized by rapid technological changes, frequent product and service introductions and evolving industry standards. Our current products and services will become technologically obsolete over time and technological developments may eliminate whole markets or the need for individual products. Entire product lines may be threatened by new technologies or market trends which reduce the value of these product lines. If we fail to keep up with changes in these industries, our turnover and operating results will suffer.

Our goodwill and other intangible assets may become further impaired.

        Due to rapidly changing market conditions, our goodwill and other intangible assets may become impaired such that their carrying amounts may not be recoverable, and we may be required to record an impairment charge impacting our financial position. We regularly perform reviews to determine if the carrying value of assets is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. Most recently we were required to record a goodwill impairment charge of £477 million in respect of our subsidiary Spirent Communications of Rockville Inc. (formerly Hekimian Laboratories Inc.) which we purchased in December 2000. Also in 2001 we recorded significant impairment charges on other acquisitions made in 2000, in particular in respect of the acquisitions of Zarak Systems Corporation and Net-HOPPER Systems Inc. If the demand for the products and services underlying this goodwill decreases further as a result of the general economic slowdown or other causes and, as a result, the estimated future undiscounted net cash flows from the acquired businesses are insufficient to recover the carrying value of the assets over their estimated lives, we will record an impairment of our goodwill and recognize asset impairment charges in the quarter in which that impairment is determined. Asset impairment charges of this nature could be large and could have a material adverse effect on our financial position and reported results of operations.

We face aggressive competition and, if we fail to compete effectively, our turnover and operating results will suffer.

        We face aggressive competition in all of our businesses. Our competitors are numerous and include highly specialized firms as well as in-house capability within customers, and new competitors may emerge. Some of our competitors have greater name recognition, larger customer bases, and greater financial, marketing, sales and other resources.

        To stay competitive, we will need to introduce successful new products, and also may have to adjust prices of some of our products and manage financial returns effectively. Our operating results will suffer and our business will be harmed if we do not compete effectively.

If we do not introduce successful new products, services and enhancements, our turnover and operating results will suffer.

        The success of our new product and service offerings will depend on several factors, including our ability to:

  •
  identify customer needs properly;

  •
  price our products competitively;
  •
  innovate and develop new technologies and applications;
  •
  successfully commercialize new technologies in time to compete effectively;
  •
  manufacture and deliver our products in sufficient volumes on time at a competitive cost;
  •
  differentiate our offerings from our competitors' offerings; and
  •
  develop new channels to market and adapt our products to respond to opportunities presented by Internet-based business models.

        Our turnover and operating results will suffer if our new products and services are not successful.

Our research and development requires significant investment, which may not be recouped through increased turnover.

        Development of products and systems generally requires a substantial investment before we can determine the commercial viability of these innovations. If we fail to predict adequately our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant turnover.

Our operating results could be harmed if the industries into which we sell our products, particularly the telecommunications industry, fail to grow, grow without requiring further technological development, or undergo changes in structure or practices.

        Some of the industries and markets into which we sell our products are cyclical. Current uncertainty in the telecommunications industry has been well publicized and we were affected by the downturn in 2001 and continue to be affected.

        Some of the industries and markets into which we sell require our products and services so they can develop and evaluate new products. If the need in these industries to develop new products is reduced, we could suffer an erosion of average selling prices and a reduction in demand for our products and services, which could harm our business.

        Changes in the structure and/or practices of the markets into which we sell, for example, through consolidation or strategic alliances, may also reduce demand for our services.

Carrying out our strategy of focusing on high-growth, high-margin, high-technology businesses may depend on our ability to make acquisitions for our Communications group and divestments of our non-core business.

        If we cannot make appropriate acquisitions, our business may be harmed. Acquisitions are important to our group as an alternative and accelerated route to add products, services and technologies. Our ability to expand through acquisition depends on our ability to find suitable business opportunities. There are a limited number of companies with the experience and expertise in our target market segments and technologies. We compete for these acquisition opportunities with other companies that may have greater financial and management resources than we do. If we cannot make appropriate acquisitions we may not be able to fulfill our business plan, our competitive position may be eroded and our ability to grow diminished.

        We have acquired businesses and technologies in the past and expect to pursue acquisitions of other companies, technologies and new and complementary product lines in the future. Any acquisition would involve risks to our business, including:

  •
  an inability to integrate the operations, products and personnel of our acquired businesses and diversion of management's time and attention;
  •
  an inability to expand our financial and management controls and reporting systems and procedures to incorporate the acquired businesses;
  •
  potential difficulties in completing projects associated with purchased in-process research and development;

  •
  assumption of unknown liabilities, or other unanticipated events or circumstances;
  •
  the possibility that we may pay too much cash or issue too much of our stock as the purchase price for an acquired business relative to the economic benefits that we ultimately derive from operating the acquired business; and
  •
  the need to record significant one-time charges or amortize intangible assets, which would lower our reported earnings.

        Mergers and acquisitions of high-technology companies are inherently risky. We cannot be sure that any business that we may acquire will achieve anticipated net sales and operating results, which could decrease the value of the acquisition to us. Any of these risks could materially harm our business, financial condition and results of operations. Payment paid for future acquisitions, if any, could be in the form of cash, stock, and rights to purchase stock or a combination of these. Dilution to existing stockholders and to earnings per share may result in connection with any future acquisitions.

        Our strategy may mean that from time to time an existing operation may be judged to be non-core and we may make a decision to put it up for sale. If we are unable to dispose of non-core activities, our ability to implement our strategy of focusing on our Communications businesses, may be affected and executive management time may be distracted.

We may need funding from outside sources to fund our acquisition strategy and this may affect our future results.

        It may be necessary to increase indebtedness or issue additional share capital. The downturn in our core telecommunications business in 2001 and 2002 may impair our ability to finance future acquisitions from cash generated by operations. Any increase in indebtedness may increase debt as a percentage of shareholders' funds reflected in our balance sheet and reduce net income by the amount of the additional interest cost. The issue of additional share capital would have the effect of diluting share ownership for our existing shareholders and would impose upon Spirent the future obligation to finance any additional dividend.

Third parties may claim we are infringing their intellectual property rights and as a result our business may be harmed.

        Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. We could suffer litigation or licensing expenses, or could be prevented from selling certain products as a result of third-party infringement claims.

        The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

        We often rely on licenses of intellectual property useful for our businesses. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

If third parties infringe our intellectual property rights, our business may be harmed.

        Our success depends in part on our proprietary technology. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer, and our operating results might be harmed.

        We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies.

Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

If our products are defective, we may be held responsible for liabilities caused by malfunctions of equipment in which our products are used or have to bear some of the cost of recalling this equipment, which would harm our turnover and our reputation.

        Some of our products are incorporated as component parts by manufacturers into sophisticated equipment and machinery, are used in critical applications or are stand-alone service solutions. If our products are defective, we may be held responsible for the personal, property and financial damages that result and the costs associated with recalling the products themselves and products in which our defective products were incorporated. Although we carry product liability insurance customary for companies of our size, such available insurance cover may not be sufficient to cover a catastrophic loss or the costs of recall.

        In addition, our reputation with customers might be damaged. Product liabilities or the costs of implementing a recall could hurt our profitability, and the damage to our reputation if one or more of our products proves defective could cause us to lose customers.

Despite the downturn in the telecommunications industry the current market for suitably qualified and experienced employees and senior management in technology businesses is still competitive, and our business will suffer if we are not able to hire and retain appropriately qualified personnel.

        Our future success depends partly on the continued service of present employees and the recruitment of new personnel with appropriate technological expertise. This applies in all areas of our operations, including research, engineering, sales and marketing. We also depend on the performance of our senior management team. Our ability to attract, integrate, train, retain and motivate enough highly skilled personnel in a variety of functions will affect the future success of our business, as will our ability to retain and motivate our senior management. The loss of the services of key members of our senior management team could impair, and cause the investment community to lose confidence in our ability to run and expand our business effectively.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

        Our factories, facilities and distribution systems are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their location. We have significant facilities in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. We carry certain limited insurances to cover these risks.

Many of our businesses are dependent on third-party manufacturers. If we cannot obtain sufficient services or products from these manufacturers, we may lose customers and turnover.

        Several of our businesses contract out certain processes, such as raw material supply, component manufacture, sub-assembly and assembly, to third party suppliers. If there were a failure of such a supplier because of, for example, insolvency or catastrophic loss, supply to our operations might be disrupted or even terminated. It might not be possible to find an alternative supplier in an acceptable timeframe or to secure an alternative supply on the same economic terms as the original supply.

        If we cannot obtain sufficient quantities of these products or services at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and turnover and a reduction in profits.

Some of our businesses are dependent on key component suppliers. If we cannot obtain sufficient components from these suppliers, we may lose customers and turnover.

        Several of our businesses, particularly in the Communications group, may be dependent on some components from suppliers who experience greater demand for their products than they can meet. In some instances these suppliers have introduced quota systems to divide their available stock among potential customers. We may be affected because the quota allocated to our business is too small or because suppliers change the way they apportion their available stock to our disadvantage.

        If we cannot obtain sufficient quantities of these products at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and turnover and a reduction in profits.

Prices for some of the commodity raw materials we use to manufacture our products fluctuate, and we may not be able to pass on increased costs of these raw materials to our customers.

        Prices fluctuate for some of the commodity raw materials our Network Products group and Interconnection joint venture use to manufacture their products. If prices for these commodities such as copper, PVC and Nylon 66 increase significantly and we are not able to pass on the increased prices to our customers, our profitability will be reduced and our business will be adversely affected.

Our ability to compete depends in part on our ability to adapt cost-effectively to and participate in e-commerce. If we are unable to do so, we may lose customers and turnover.

        E-commerce is becoming increasingly important as a means of marketing, selling and distributing products and we are actively involved in this. If we do not successfully develop a cost-effective e-business presence, we may lose customers and turnover. Certain features of e-commerce, such as pricing transparency and on-line auctions, may ultimately drive down prices and decrease our profitability.

Events described by our forward-looking statements may not occur.

        This annual report includes forward-looking statements concerning our business, operations and financial performance and condition. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things, those discussed above as well as under "Item 5. Operating and Financial Review and Prospects." You can identify these statements by words such as "anticipate", "assume", "believe", "estimate", "expect", "intend", "may", "plan", "positioned", "should", "will", "would" and other similar expressions which are predictions of or indicate future trends and future events.

        In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Given these considerations, readers are cautioned not to place undue reliance on such forward-looking statements.

Risks Relating to an Investment in our Shares and ADSs

The price of our shares and ADSs may be volatile and may decrease significantly below your purchase price.

        The market price of our shares is significantly affected by market forces. The market prices of securities of technology companies on the London Stock Exchange, the New York Stock Exchange and other exchanges have fluctuated significantly in the last two years. The prices for securities of companies involved in Internet-related activities and communications generally, including the Internet but also wireless and other technologies, have been particularly volatile. A significant portion of our activities is based on communications and thus the market price of our shares and ADSs is likely to remain highly volatile. In addition to general factors, the following specific factors may have a significant effect on the market price of our shares and ADSs:

  •
  speculation regarding acquisitions and divestments;
  •
  announcements of technological innovations by us or our competitors; and
  •
  announcements regarding awards of major contracts.

        As a result, you may only be able to resell our shares or ADSs at a price significantly below your purchase price. See "Item 9. The Offer and the Listing" for historical pricing data on our shares.

Fluctuations in the exchange rate between the pound sterling and the US dollar may affect the price at which our ADSs trade on US securities markets.

        For any particular price in pounds sterling at which our shares are trading on the London Stock Exchange, fluctuations in the exchange rate between the pound sterling and the US dollar may affect the price in US dollars at which our ADSs trade on the New York Stock Exchange. For example, a fall in the value of the pound sterling against the US dollar is likely to reduce the price of our ADSs in the US market.

The availability of sufficient purchasers and sellers for our shares, whether in the form of shares or ADSs, cannot be guaranteed and therefore you may not be able to purchase or sell our shares or ADSs at any particular time.

        The volume of our stock traded on the London Stock Exchange can vary from day to day and is affected by events and circumstances out of our control, such as the announcement of movements in interest rates and tax rates. It is likely that this circumstance will also apply to the ADSs traded on the New York Stock Exchange. You may not be able to purchase or sell our shares or ADSs at any particular time because of the lack of sufficient purchasers and sellers for our shares or ADSs.

Your ability to bring an action and enforce judgments against us may be limited under English law.

        We are a public limited company incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring actions on the company's behalf. Under English law generally, only we can bring a claim in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to prevail in a claim against us under, or to enforce liabilities relying upon, US securities laws. See "Item 4. Information on the Company—Enforcement of Civil Liabilities".

ITEM 4.    INFORMATION ON THE COMPANY

Overview of Our Business

        We are an international company focused on the design, manufacture, marketing and sales of specialized communications testing and monitoring equipment, electronic components and software. Over the last few years we have substantially changed our operations to target markets that we believe will demonstrate growth. We emphasize using high technology inventively, which lets us differentiate our products and command premium prices, resulting in high profit margins. We refer to this as targeting high-growth, high-margin markets.

        Our main focus is products for the communications and computer networking industries. Our products are used primarily for two purposes: to assist the research and development of new networking equipment; and to monitor networks to help run them efficiently and without faults. We refer to this as our Communications business.

        We have organized our operations into a number of global businesses, which we call groups. In 2001 and the first quarter of 2002 we have continued our strategy of concentrating our activities by divesting our Sensing Solutions group and the Aerospace Components Business in our Systems Group. This gives us three remaining groups, of which Communications is by far the largest and the most dynamic. The others are Network Products and Systems. We plan to continue to streamline our business to concentrate on high-growth and high-margin markets. Our Communications business is increasingly important, representing 59% (2000 48%) of ongoing turnover and 80% (2000 78%) of our ongoing operating profit before goodwill amortization and exceptional items in the year ended December 31, 2001. In the year ended December 31, 2001, we had turnover of £801.8 million and operating profit before goodwill amortization and exceptional items of £112.9 million. The divestment of the Sensing Solutions Group realized £147.1 million net of expenses.

        We are committed to remaining at the forefront of technological developments. We have made further increases in our investment in new product development from £60.3 million in 2000 to £95.9 million in 2001. Our capital investment also reached a new record level of £60.2 million in 2001. We intend to continue to focus our activities on high-growth, high-margin markets and increasing operating efficiency by running our businesses in a coordinated manner worldwide.

        In addition to Communications, each of our business groups specializes in different types of electronic or electronic-related products for different types of industrial customers. Within each group, the various businesses focus on related technologies or markets, enabling each group to develop technical expertise and an understanding of the requirements, developments and dynamics of the markets it serves. Our groups are:

  •
  Communications: Our Communications group provides specialized communications test equipment and systems to industrial customers worldwide within the communications and computer networking industries. Our Performance Analysis Solutions Division (formerly the Telecom Test division) products help customers evaluate how their communications equipment performs when they develop new products. Our Service Assurance Solutions Division (formerly the Networking Monitoring division) products monitor and assure the quality of network services, quickly locating problems and making repairs easier.

  In 2001, our Communications group had turnover of £430.6 million and operating profit of £83.4 million.

  During the year ended December 31, 2001, the telecommunications industry suffered an unprecedented downturn, this together with the general slowdown in the world economy and the economic uncertainties created by the terrorist attacks in the United States resulted in a marked decline in the market environment.

  •
  Network Products: Our Network Products group designs and manufactures products and systems to manage and fix cables, wires and sub-assemblies. We also provide products to connect communications network cables in buildings and other local areas. In 2001, our Network Products group had turnover of £170.4 million and operating profit of £15.3 million.
  •
  Systems: Our Systems group now concentrates on software with ancillary hardware and high levels of customer service and support, for the aerospace and power management markets. In 2001, our Systems group had turnover of £120.9 million and operating profit of £6.3 million.

        Our turnover for ongoing businesses by market in 2001 comprised: North America 63% (2000 56%), Europe 25% (2000 31%), and Asia Pacific, rest of Americas and Africa 12% (2000 13%). A breakdown of turnover by market and by source is given below.

Turnover by Market

	Year ended December 31
	2001	2000	1999
	(£ millions)
Europe(1)	178.7	184.8	155.7
North America(2)	456.5	342.2	215.8
Asia Pacific, Rest of Americas, Africa	89.8	79.0	50.9

	725.0	606.0	422.4
Disposals:
Europe(1)	20.7	21.1	34.2
North America(2)	45.7	56.5	76.1
Asia Pacific, Rest of Americas, Africa	10.4	13.1	11.8

	801.8	696.7	544.5

(1)
United Kingdom turnover included in the above table was £71.4 million (2000 £75.8 million; 1999 £70.3 million). United Kingdom turnover in respect of discontinued operations, included in the above, was £8.2 million (2000 £8.6 million; 1999 £11.9 million).
(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Turnover by Source

	Year ended December 31
	2001	2000	1999
	(£ millions)
Europe(1)	183.7	169.0	155.9
North America(2)	514.6	407.3	242.9
Asia Pacific, Rest of Americas, Africa	26.7	29.7	23.6

	725.0	606.0	422.4
Disposals:
Europe(1)	20.6	20.3	33.7
North America(2)	48.3	61.4	81.2
Asia Pacific, Rest of Americas, Africa	7.9	9.0	7.2

	801.8	696.7	544.5

(1)
United Kingdom turnover included in the above table was £107.5 million (2000 £115.8 million; 1999 £112.3 million). United Kingdom turnover in respect of discontinued operations, included in the above, was £13.3 million (2000 £14.3 million; 1999 £19.8 million). Exports from the United Kingdom were £46.3 million (2000 £49.0 million; 1999 £48.0 million), representing 5.8% of total turnover (2000 7.0%; 1999 8.8%).
(2)
North America, as referred to in the above table, consists almost entirely of the United States.

        We also have a joint venture in which we own a 51% interest, but share management control with our joint venture partner Mr. Wolfgang Hohorst and members of his family. For a description of our joint venture arrangements, see note 1 of Notes to Combined Financial Statements of WAGO-Kontakttechnik GmbH and WAGO Contact S.A. and Affiliates. The Interconnection joint venture uses screwless and other innovative technologies for connecting wires securely. It has also developed a range of modules which control electronic signals used in automatic manufacturing systems, such as food manufacturing. In 2001, our share of the Interconnection joint venture's turnover and operating profit was £78.3 million and £9.6 million, respectively.

        Our close relationships with key customers have historically let us identify significant changes and shifts in markets. We believe we will be well placed to establish strong positions as markets develop. Major developments in communications and computing technologies, driven by increasing networking speeds and computing power significantly affect many of the markets we now serve such as communications and aerospace. We believe our operating units respond successfully to, and benefit from, these developments. For example, our Communications group develops and supplies many of the testing and monitoring tools used in the development, installation and quality assurance of new communication technologies which have recently reached the marketplace. We believe our customers will continue to concentrate on new communication networks, which are known as next generation, for competitive reasons and that we are well placed to address their critical needs although the markets which we serve have been hit by the general downturn in telecommunications during 2001.

        As the markets we serve develop and customer demands become increasingly complex, we see opportunities to provide greater levels of value to our customers by supplying systems rather than basic components. We are able to meet these demands by integrating hardware and software capabilities within each of our groups.

  Strategy

        Our strategy is to provide sophisticated technology products for high-growth, high-margin markets. We are carrying this out by concentrating on five key elements:

  •
  Focusing on high-growth markets. We are committed to serving customers' needs in rapidly developing industries, such as communications, by continually investing in new products.

  •
  Becoming truly global as a company. We intend to provide consistently high-quality products and support worldwide to respond to our customers' global needs.

  •
  Anticipating market changes. Each of our three operating groups brings together businesses with related technology or shared customers. This lets each group develop new products based on its understanding of market trends and customer requirements.

  •
  Moving up the value chain. We are committed to providing greater value to our customers, by using our expertise in related technologies to manufacture comprehensive systems rather than individual components.

  •
  Improving profitability through integration. To maintain profit growth alongside turnover, we aim to increase efficiency wherever possible. Our group structure presents opportunities for increasing efficiency by integrating areas such as sales, marketing and distribution, where appropriate. For example, in our Communications group's Performance Analysis division which has grown through a series of acquisitions, we have brought together previously distinct trading activities under one brand name, Spirent Communications, with a worldwide integrated sales force.

        These key strategic elements are supported by our stated core values: investing in people, entrepreneurial culture, technical creativity, open communications without excessive bureaucratic procedures, focus on meeting our customers' needs and ethics. We place particular emphasis on investing in people. We believe the key to our success will be to allow our people entrepreneurial freedom, keeping bureaucracy to the minimum consistent with sound financial practices. Attracting, retaining and developing the best employees is critical to achieving our strategy. We compare our employee development and incentive programs to those of other major organizations to help us judge how to attract and retain the best people.

  Corporate History and Background

        The first of our companies was established in 1936 and we were incorporated on July 16, 1949 as Bowthorpe Holdings Limited. In 1955 Bowthorpe Holdings Limited listed on the London Stock Exchange. We re-registered on July 15, 1981 as Bowthorpe Holdings PLC and changed our name most recently on May 12, 2000 to Spirent plc. Our address is Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom, and our telephone number is +44 (0) 1293 767676. Our website is located on the worldwide web at www.Spirent.com. Information contained on our website, and our subsidiaries' websites, is not intended to be, and should not be regarded as being, part of this annual report.

        We have developed as a group through a combination of internal growth and strategic acquisitions and divestments. We have described major events in our recent history in the detailed discussion of each business group below.

Communications Group

        Our Communications group designs, manufactures, markets and sells specialized communications testing and monitoring equipment to industrial customers within the communications and computer networking industries. We serve several categories of customer: network equipment manufacturers, independent product evaluation specialists, network operators and network service providers. Our products help them to analyse performance in order to improve and speed up their processes for creating and evaluating new communications equipment and services and to monitor performance in order to enhance the performance and reliability of these products and services once they are introduced into networks.

        We focus on staying at the forefront of communications industry innovation. We have technical expertise with a broad range of sophisticated communications technologies and network designs. We have expert knowledge of the individual items of equipment making up a network; this gives us particular strength in understanding the way connected pieces of network equipment work together, a key concern for our customers.

        Our Communications group consists of two divisions that work together closely: Performance Analysis Solutions (formerly referred to as Telecom Test) and Service Assurance Solutions (formerly referred to as Network Monitoring).

        Our Performance Analysis division provides instruments and systems that measure and analyze the performance of network equipment, particularly the devices that route voice and data messages to their destination. Our products are mainly used in the research and development laboratories of network equipment manufacturers but are also used by independent evaluation bodies, network operators and network service providers to assess the capabilities of such equipment. We have expertise in many of the technologies being used by our customers to create a new generation of network equipment that is better able to handle data and video communications, in addition to traditional voice calls. In addition, we provide products and systems that automate the testing of modem equipment and mobile phone handsets and equipment. We make instruments that assist in the design and development of equipment that determines a geographical position from signals received from orbiting satellites, as used in automobiles and spacecraft. We also provide portable instruments that assist engineers to install and maintain communications network lines linking homes and offices to a core network.

        Our Service Assurance Solutions provides systems that let network service providers observe closely the performance of their networks. This helps them to ensure that network services are operating smoothly, to locate quickly any equipment faults and to correct them as quickly as possible. We call this activity network monitoring or service assurance. We are able to support customers operating the most sophisticated networks combining software applications, hardware probes that gather data from the physical network, and technical support services. Our products support the technologies already being used in today's more advanced networks as well as those relied upon by more conventional networks.

        The technology and expertise of the Performance Analysis and Service Assurance divisions are highly complementary. The Performance Analysis division's presence in the development laboratories of network equipment manufacturers gives the Service Assurance division early knowledge of which technologies are likely to be adopted for future use in networks. Service Assurance, in its monitoring role benefits from access to the most up-to-date performance analysis tools. This helps us anticipate market requirements and provide customers with innovative products. The diversification of our business into two divisions serving distinct market segments gives us a unique competitive advantage by positioning us at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment. For customers, this advantage translates into more rapid development of their new devices, more rapid acceptance of those devices in the field, and lower costs for widespread deployment of new networking services.

  Industry and Technological Background

        Providers of communications infrastructures around the world face a continual process of assessing and deploying new generations of communications network technologies. The original public telephone network used circuit-switching technology and was designed for low bandwidth voice traffic. However, primarily due to the internet, higher bandwidth data traffic is now increasing at higher growth rates than voice and is rapidly replacing voice as the principal form of communications network traffic. As a result of this shift, service providers are changing from circuit-switched networks to more efficient, broadband networks using packet-switching technology, which splits messages into packets or discrete fragments at the sending end and recombines them at the receiving end. Packet-switched networks are capable of supporting data, voice and video and employ many underlying technologies. This trend, which is expected to continue over the next decade, is creating opportunities for communications test and monitoring equipment suppliers as these next-generation technologies are designed, developed and implemented. Our instruments and products comprise systems which are increasingly critical to manage new technologies, such as the technology needed for differentiated service, as networks become increasingly complex. Differentiated service allows various types of communications traffic, such as data, voice and video, to be given different priorities.

        Network equipment manufacturers, such as Alcatel, Cisco Systems, Ericsson, Lucent, Nortel Networks and Siemens, are competing intensely to develop new types of switching and transmission equipment for these next generation networks. Products from our Performance Analysis Solutions division are used by network equipment manufacturers such as these in developing this new equipment. Our products allow them to focus their research and development resources on rapidly creating new networking products, without the distraction of having to develop in-house test technology at the same time. In this sector, where time-to-market is critical, this can be a valuable benefit.

        Once new technologies enter the operational network, service providers, such as Sprint, WorldCom, Verizon and SBC Communications, see the opportunity to automate their delivery and maintenance processes to improve efficiency and profitability. Systems from our Service Assurance Division enable large-scale and emerging network service providers to implement and operate their complex next generation network technologies by rapidly and remotely identifying where bottlenecks and failures exist within the network. Our systems are used to monitor, troubleshoot, and fine-tune the performance of next generation network services.

        We believe our customers will concentrate increasingly on next-generation high-speed networks to remain competitive. We believe we are well positioned to meet their critical needs on a global basis with our advanced communications testing products and monitoring systems.

  Strategy

        Our Communications group consists of two lines of business offering complementary product approaches: the Performance Analysis division and the Service Assurance division. Performance Analysis Solutions test systems are used primarily in development and evaluation laboratories. The Service Assurance division focuses on enabling network service providers to efficiently operate and monitor the performance of their large multi-vendor, multi-technology networks. The Performance Analysis division's presence in the research and development laboratories of network equipment manufacturers gives the Service Assurance division early awareness of emerging technologies for future use in the network. This makes it easier for us to anticipate market requirements and provide customers with innovative products which meet their needs.

        Spirent Communications offers products and systems for supporting various elements of next-generation network performance, performance of the network itself, the services delivered through the network and the equipment that makes the network work. The two divisions share technology, marketing resources and market intelligence where appropriate, but otherwise operate autonomously. For example, each division has its own sales force, reflecting their different customer bases and sales cycles.

        The strategic objective of our Communications group is to be the world's leading provider of innovative performance analysis and service assurance solutions that allow customers to accelerate the development, deployment and assurance of next-generation network equipment and services. Key elements of our strategy span both divisions:

  •
  Focus on the next-generation communications network.    The growth in data traffic and the trend toward combining voice, data and video traffic onto a common broadband packet-based network is driving investment by network service providers and enterprises in next-generation packet-based network capacity. We will continue to focus our product development plans and investment on the high-growth technologies required for the next-generation communications networks, supporting our customers with high-quality products and solutions that use the latest technology.

  •
  Be first-to-market in new technologies.    The market our Communications group serves is highly competitive and is characterized by rapid technological change. The speed with which new technologies can be developed and implemented is a critical source of competitive advantage for our customers. This presents us with opportunities to support our customers and strengthen our competitive position by being first-to-market with performance analysis and service assurance products for new technologies as they emerge. Our products directly address the needs of the market and have confirmed our prominent position in our industry.

  •
  Develop an integrated product range.    Our broad portfolio of technologies and products provides us with a potentially unique opportunity to develop integrated products and systems that simplify our customers' test, evaluation, and performance analysis functions in the product development laboratory, saving them from using valuable engineering time in undertaking these tasks themselves. The systems used in customers' product development laboratories can then be tailored for use in operational networks. This extends the benefit of our research and development investment over a significantly longer product life cycle.

  •
  Provide the best-in-industry product quality and support.    We view the quality of our products to be of primary importance and strive to provide the highest product quality through comprehensive quality assurance systems and process improvements. Our customers frequently depend on our customer service and support capabilities to assist them when addressing the complex technical issues they face.

  •
  Leverage North American leadership into global leadership.    Our performance analysis and service assurance products and services are widely used in North America. We are actively seeking to extend our position to the global marketplace.

  •
  Expand into new market areas.    We expect to enhance our product portfolio and capabilities through internal development, further acquisitions and potential investments in start-ups or early stage businesses. This effort will be focused on technologies and new market areas in which we can leverage our expertise.

  •
  Create an exciting environment for people to work in.    Our employees are key to the ongoing success of our business. We believe that developing and sustaining an exciting and entrepreneurial environment can attract, motivate and retain talented individuals.

  History and Background

        In the mid 1990s, Spirent embraced a strategic focus on high-growth, high-margin, high-technology businesses, and identified the communications test industry as a prime sector of interest. Our strategy has been to grow into a leadership position in this sector through a combination of acquisition and internal development.

        Our Communications group's first major acquisition was Telecom Analysis Systems, Inc., which we purchased in November 1995. This company manufactured products to test cellular and mobile communications equipment and networks. In May 1997, we acquired Adtech, Inc., a provider of test systems for Asynchronous Transfer Mode, a technology used particularly for broadband, or high capacity, transmission of data, voice and video in Wide Area Networks. Wide Area Networks are used across regional, national, and international geographic areas. In November 1997, we acquired Global Simulation Systems, specializing in test equipment for the global positioning systems which use satellites to track the position and movement of objects such as ships and automobiles.

        In June 1999, we acquired the Digital Subscriber Line testing equipment division of Consultronics Limited, Canada for consideration of £11.6 million including expenses. Digital subscriber line technology allows high-speed transmission of data, voice and video over standard copper cables. Digital subscriber line technology emerged as a key technology to meet Internet users' demands for increased bandwidth in the "last mile" link between a home or office and the communications network's core. In July 1999, we made a significant addition to the Communications businesses by acquiring Netcom Systems, Inc., a provider of performance analysis products for consideration of £298.7 million including expenses. These products, marketed under the SmartBits name, test equipment used in the Internet and in local area networks within individual buildings, including some using Ethernet, a digital signal transfer method operating at a variety of speeds. Performance analysis products allow customers to measure and understand how well a particular piece of network equipment, or an entire network performs under different levels and types of traffic.

        We acquired three further communications-related businesses in 2000, Zarak Systems Corporation in September for consideration of £279.4 million, Net-HOPPER Systems, Inc. in November for £56.0 million and Hekimian Laboratories, Inc. in December for £1,168.3 million, all including expenses. Zarak is a designer and manufacturer of communications test equipment focused on simulating voice and telephony traffic to test the performance of voice communications equipment by stressing it to its limits. Adding Zarak to our group let us provide advanced performance analysis products for the Voice over Internet Protocol market which enables spoken telephone messages and conversations to be sent over the Internet. Net-HOPPER produces network test access systems which allow network circuits to be tested by remote equipment controlled from a network management center without disrupting ongoing network traffic. In 2001, we integrated the Net-HOPPER product line into the operations of the Hekimian business unit. Hekimian was a significant addition to our communications business giving us a strong position in remote test operations support systems with significant penetration of North American service providers. Hekimian's product lines of remote test probes, software systems, and professional services are the foundation of our service assurance offerings.

        In October 2001, we acquired a 16% minority stockholding in Caw Networks, Inc. as part of a strategic partnership which involves resale by Spirent of Caw's WebAvalanche and WebReflector products and ongoing joint development to integrate Caw technology with Spirent's WebSuite product. WebAvalanche is a product which stress tests a web server emulating internet user volumes and behaviors. WebReflector stress tests the network emulating web application infrastructures. Caw is being treated as an associated company for accounting purposes.

  Markets

  Performance Analysis Solutions

        The market for our Communications group's performance analysis products comprises three major worldwide customer groups:

  •
  network and communications equipment manufacturers;

  •
  communications and Internet network service providers; and

  •
  government and private enterprise end-users.

        Our communications test products are primarily targeted at the research and development facilities of equipment manufacturers where they are used to develop and test new network equipment products and technologies. We also provide an array of test equipment used by network service providers and major end-users, such as large financial institutions and governments. Service providers and end-users must evaluate networking equipment to compare products from multiple vendors effectively, ensure performance meets the levels claimed and assess whether their equipment works with that made by other manufacturers and with existing network elements. As new technologies enter commercial operation, it is common to find customers using research and development test equipment for troubleshooting and service monitoring, particularly during the early stages of implementation.

        We believe the size of the communications test equipment market in which we participate as a maker of performance analysis products totalled approximately $1.25 billion in 2001. This market segment includes laboratory test systems for newer technologies and applications such as Gigabit Ethernet, Asynchronous Transfer Mode, Packet-over-SONET (using packet-based technology over synchronous optical networks) and Internet Protocol, including Voice over Internet Protocol.

        Over the longer term, this market is being driven by ongoing bandwidth demands arising from the growth of the Internet, the widespread adoption of networking and communications technologies, including cellular and mobile communications and the convergence of data, voice and video. Combined with this growth in demand and rising customer expectations, deregulation of the communications industry has generally increased the level of competition among service providers. These factors encourage service providers and network operators to invest in new high-performance networks to meet the demand with high quality, highly reliable service. The speed at which these new networks can be introduced and profitably operated is an important source of competitive advantage for service providers. This means that the time-to-market of new network equipment products is critically important.

        We believe these underlying factors, combined with the shift from circuit-switched to packet-based networks, the increasingly widespread adoption of networks using optical technologies, the demand for broadband access and the development of next-generation cellular and mobile communications will drive long-term growth in new networking equipment products. The growth in new technologies, the rate of introduction of new products and the number of players and associated competitive intensity within the network equipment market are some of the main characteristics of the performance analysis and network monitoring market. We believe that developments in networking technologies, such as very high speed networks that support computer data storage equipment and circuits on publicly shared networks available only to a restricted, private group will present new opportunities for us to leverage our capabilities to expand our market.

  Service Assurance Solutions

        We believe the worldwide market for service assurance systems totalled approximately $3 billion in 2001 and the next-generation network segment of this market totalled approximately $0.8 billion in 2001 driven by the increased demand for broadband services. This market includes both network management software and test equipment hardware. Service assurance typically includes network testing, fault isolation, alarm surveillance, and monitoring the quality and level of service provided.

        We believe we are particularly strong within North America in dedicated line, data network and next-generation broadband service assurance. This segment represents remote test management systems, and remote test probe hardware for analog and digital private lines, fast packet services, including Asynchronous Transfer Mode, and Internet Protocol-based services, and high speed local access technologies including Digital Subscriber Line services. Customers include large-scale incumbent and emerging providers of next generation broadband and private line services.

  Products

  Performance Analysis Solutions

        Products from our Communications group's Performance Analysis division can simulate entire communications networks, generating simulated voice and/or data traffic and analyzing network performance under normal and faulty conditions. They are used in applications including product development, design verification, quality assurance, production testing and network installation and maintenance. This enables customers to test and analyze their equipment or service under various operating conditions, to help ensure its functionality, quality and reliability. Our performance analysis equipment product portfolio can be grouped into two categories: broadband test and analysis and network access test and analysis including wireless and global positioning system simulators.

        Broadband Test and Analysis.     Our broadband test and analysis systems are focused on high-bandwidth technologies.

        Our AX/4000 product is a modular, multi-port system for broadband performance analysis. It generates test traffic that simulates a wide variety of data traveling on the Internet and high-speed communications networks. The system also analyzes information traveling on these networks and can simulate network delays and varying degrees of transmission quality. Our AX/4000 broadband test systems are playing a key role in the worldwide development of technologies used by high-performance network service providers and network equipment manufacturers, including Gigabit Ethernet, Asynchronous Transfer Mode and Internet Protocol.

        We also offer an advanced multi-port network performance analysis system, called SmartBits 6000. It is designed to measure the performance limits of complex network configurations and network devices. SmartBits 6000 systems can be linked together to perform automated testing of a variety of very large network configurations. Our range of products includes a sophisticated set of software tools that allow our systems to be used for a variety of applications, ranging from industry standard tests to specific applications for new and emerging Internet and data technologies. We provide a wide range of programmer support, including support in various programming languages. Spirent TeraMetrics systems meet the accelerating demands, complexity, increased speeds and scalability of switching at up to 10 gigabits per second.

        Our Abacus product range is a modular test system that can generate bulk telephone traffic and simulate the call switching function of the communication network central office to assess voice quality through a network. In conjunction with other systems offered by the group, this capability enables complete testing of network infrastructure for Voice over Internet Protocol performance.

        These broadband systems can be used on a stand-alone basis or with equipment from other parts of the Communications group to provide test data required to test network access and satellite equipment. In this way, we integrate products from different parts of our communications business to provide total test solutions. We are also looking at selective strategic relationships such as the one with Caw Networks as opportunities to enhance the extent of our product offering to customers.

        Network Access Test and Analysis.     Our network access products address the performance analysis needs of those technologies primarily associated with the access network, both wired and wireless, and include our range of global positioning system simulators.

        Among our products for network test and analysis is a channel emulator, the TAS 4500 FLEX5 RF, which is used to test the performance of cellular phones and other types of equipment that transmit over wireless channels. The TAS 4500 has the advanced capabilities necessary to test current wireless systems by emulating the distortions that occur when a signal is transmitted over various paths on a wireless channel. We also offer a noise and interference emulator, the TAS 4600A, which is able to emulate noise and interference from other signals being transmitted in the same wireless channel or adjacent one. The TAS 4600A, which can be used alone or with the TAS 4500, has built-in coverage of the frequency bands used for transmission of signals by cellular, personal communications systems and third generation mobile wireless equipment.

        We combine several of these emulators to create a comprehensive solution for testing Code Division Multiple Access mobile communications products, the TAS CDMA-ATS. CDMA is the basic technology used in the majority of cellular communications today and for third generation equipment. This system combines instruments like the TAS 4500 channel emulator and the TAS 4600A noise and interference emulator with powerful system software. The system executes cellular phone handset tests automatically and presents results in a standard, easy-to-read format. Because it is a modular system, a customer will be able to add new hardware and software for testing third generation products as they become available.

        Another important product is our wireline and impairment simulator, the DLS 400A ADSL/HDSL, which simulates various local loops for testing Digital Subscriber Line transmission products, including Asymmetrical and High-speed versions. It reproduces the exact characteristics of real telephony cable, emulating both the electrical AC and DC characteristics of the line. We also offer a wideband noise and impairment generator, which we call the NSA 400, for testing local loop copper access products, including Asymmetrical Digital Subscriber Line and other High-speed Digital Subscriber Line equipment. Our product range includes a multiline production simulator, the MPS, designed to meet the need for testing high port density applications, such as the central office equipment used by communications service providers to switch and route signals. It can simulate up to 24 lines in a single system and is therefore suitable for production or load testing.

        We also offer a global positioning system simulator, which reduces the need to perform expensive and time consuming field trials for testing, evaluating or qualifying global positioning system receiving equipment. This product works with both the US Global Positioning System, known as GPS, and the Russian Global Navigation Satellite System, known as GLONASS. The patented signal generation scheme provides a highly accurate and stable source capable of exceptional fidelity and resolution. The software included in the system allows the simulator to model satellite constellations, satellite errors, atmospheric signal degradation, geographic locations, date and time, vehicle characteristics, vehicle motion, terrain obscuration and antenna characteristics.

  Service Assurance Solutions

        Our Service Assurance products include service assurance software, remote test probe hardware, network test access systems and the expertise to implement and maintain the systems over extended periods of time.

        Our flagship service assurance software product is REACT 2001™, the industry's leading remote test service assurance system for private line, data and next-generation broadband services. REACT 2001 systems include modules for private line digital, analog and fast packet testing, as well as interfaces to major network element and legacy service assurance products. The system can support thousands of remote test units and network technicians simultaneously, yet can also scale down to economical single-user platforms.

        Our PM Integrator™ system is widely deployed in North America to measure physical layer quality of service of SONET, a US optical digital transmission standard, and other private line services. Our next generation CenterOp Systems™ are a family of service assurance software systems which provide alarm surveillance, performance management, automated flowthrough testing, secure information sharing and other functions.

        Hardware probes are permanently mounted in our customers' central offices and remote terminal locations to provide remote test and test access for fault isolation and diagnosis. Our test and access probes include the CopperMax™ family of loop test products, and the BRTU, eDTAU, and DRTU family of digital test products for high-speed private line services. The Protocol Vital Signs® system extends remote diagnostic visibility into the packet layers for logical testing.

        Network test access systems enable network administrators cost-efficiently to maintain and troubleshoot critical copper, fiber or digital networks by remotely accessing existing network test equipment across large complex networks. Products include the CRYSTAL-hopper® fiber optic network test access switch, a fully photonic matrix switch offering test access to high-speed optical networks.

        Successful implementation of large-scale service assurance systems requires a significant level of customer service and support. Under the label of the ServiceEdge™ family of products, we offer professional-grade project management, training, central office engineering, installation, computer network services, 24-hour technical assistance, ongoing product maintenance, specialized software services and operations center support.

  Research and Development

        Our Communications group has a track record of developing successful new products and enhancements which provide value for next generation communication network equipment manufacturers, service providers and end-users. Our ongoing success depends on our ability to continue to enhance our existing products and to develop new products which address the needs of our customers. As a result, we put great emphasis on new product development and have made and will continue to make significant investments in this area. Our engineering, research and development skills extend through hardware and firmware design and manufacture, software system development, integration testing and ongoing system maintenance. Key areas of focus include:

  •
  anticipating and addressing the performance analysis and service assurance needs of network equipment manufacturers, network service providers, and government and private enterprise end-users;

  •
  focusing on products and systems for new and emerging high-growth networking technologies;

  •
  leveraging our Performance Analysis division's position at the forefront of technological developments into our Service Assurance division's markets in mainstream network operations; and

  •
  continuously improving the performance and ease of use of our systems.

        To facilitate new and continuing product development, we work closely with our customers and distributors, ensuring we monitor and understand emerging market needs and define appropriate product specifications. In addition, we actively participate in industry groups responsible for establishing industry technical standards.

        As of December 31, 2001, our Communications group's product development staff consisted of 663 employees. Of these, 440 were employed in our Performance Analysis division with a further 223 employees in our Service Assurance division.

  Competition

  Performance Analysis Solutions

        The market for performance analysis equipment is highly fragmented and competitive. Competitive factors include:

  •
  high speed, high accuracy, repeatability and low total testing cost;

  •
  breadth of product capabilities;

  •
  product quality and reliability;

  •
  conformity to industry standards;

  •
  strength of marketing and sales resources;

  •
  breadth of product offerings and technology coverage;

  •
  ease of product use;

  •
  timeliness of testing solutions for new technologies; and

  •
  close relationships with customers, and the ability to understand customer needs and provide effective support.

        We believe we compete effectively with respect to each of these factors and have gained market share in many of our targeted markets as a result. We believe our key competitive advantages are our close relationships with customers, predominantly major network equipment manufacturers; our breadth of industry-leading products and our focus on being first-to-market; our recruitment and retention of high-class engineering talent; and our technological expertise in high-speed digital, wireline and wireless technologies.

        We believe our close relationships with customers and our engineering talent enables us to understand customers' current and future needs and so develop state-of-the-art products which can be brought to the market faster. We believe that strong relationships with equipment manufacturers are particularly significant in the communications industry. Technology is rapidly changing in this industry and in order to develop effective communications test equipment including performance analysis systems, it is important to understand system requirements at an early stage and work closely with customers during the development process.

        Among the more significant competitors of our Performance Analysis division are Acterna, Agilent, Ixia Communications, Radcom and Network Associates.

        Competition also comes from the internal development of communications test equipment by network equipment manufacturers. Internal development of test equipment ensures that the manufacturer has a customized solution which should meet that manufacturer's specific requirements. However, this requires valuable engineering resources, which may be better utilized developing network equipment, and may not result in a solution which customers will view as an independent verification of equipment performance.

  Service Assurance Solutions

        The market for Service Assurance systems is highly competitive. The principal factors of competition are similar to those experienced by our Performance Analysis division and include:

  •
  system functionality, breadth and flexibility;

  •
  product reputation and size and credibility of installed base;

  •
  product quality and reliability;

  •
  price;

  •
  quality and availability of customer service and technical support;

  •
  ease of installation and integration with legacy systems and other products; and

  •
  ease of use.

        Competition for our service assurance products comes from several directions with a number of competitors providing products and solutions for specific service assurance functions. Such competitors include Acterna, Agilent, Micromuse, Telcordia, and Tollgrade Communications. We believe no single vendor offers the depth and breadth of solutions we do, or has as widely deployed an installed base.

        Generally within both our divisions we believe that we are differentiated from some of our competitors. In particular we focus on providing products and systems which test and manage the network from end-to-end and we do not carry out maintenance testing in the "field".

  Customers

  Performance Analysis Solutions

        Our Performance Analysis division's customer base exceeds 2,500 clients in the United States and abroad and includes leading network equipment manufacturers, communications and network service providers and end-users. Orders typically have a short lead time.

        Equipment manufacturer customers include Alcatel, Cisco Systems, Lucent, Motorola, Nortel Networks, NTT, Qualcomm and 3Com.

        We sell to both the evaluation laboratories and the operations departments of our service provider customers. Customers include AT&T, British Telecom, Cable & Wireless, NTT and Sprint.

        End-user customers are typically large network users with their own product evaluation labs. This category would include civilian organizations and defense agencies. Examples are Accenture, Aetna Life Insurance, Bank of America, Boeing, Microsoft and the US Army.

  Service Assurance Solutions

        Our Service Assurance division's traditional customer focus has been on North American service providers. We have significant service assurance installations in nearly every top-tier service provider in North America, including BellSouth, SBC, Sprint, TelMex, Verizon and WorldCom. Each of these accounts represents a long-term multi-level customer relationship, with lengthy selling cycles and long-term commitments by both parties. Two of these customers contributed more than 10% of Spirent Communications turnover for 2001.

        Wireless and alternative network service providers also present important market opportunities. Despite recent well-publicized difficulties within this market segment, we are encouraged by our success with these carrier segments over the past two years, particularly with sales to Alltel, AT&T Wireless, New Edge Networks, Time Warner Telecom, Verizon Wireless and VoiceStream.

        Spirent Communications has made progress in international markets over the past several years particularly with its Performance Analysis systems. In 2001, Asia and Europe accounted for more than one-third of all Performance Analysis sales. Our Service Assurance sales are virtually all within North America, but we continue to take aggressive steps to extend this product family's success internationally. We have invested in lengthy development and approval processes to certify our equipment for operation in over 20 countries around the world and believe we have the right products for a global market. We are also investing in and improving our ability to support global customers.

  Sales, Marketing and Support

  Performance Analysis Solutions

        Our Performance Analysis division has a worldwide sales force operating from offices throughout North America and in Europe and Hong Kong. This sales force is dedicated to ensuring that our customer base is able to benefit from our full breadth of products and capabilities. The sales organization co-ordinates sales activities around the world and works closely with the manufacturing locations that develop products. Where appropriate, we sell our products directly to customers. We also, however, have a strong network of international distributors and manufacturer's representatives. We sell our broadband products in particular directly in North America and some European countries. We sell our global positioning system products predominantly worldwide on a direct, account-by-account basis but also through distributors in Asia. Our sales engineers are an integral and important part of our sales operation, providing technical training and support for customer queries, applications and post sales support. Each manufacturing location provides further detailed customer service, such as repair and calibration.

  Service Assurance Solutions

        Our Service Assurance division maintains a direct sales force operating from offices throughout North America and in Europe. The nature of our large-scale operations support systems typically requires lengthy sales cycles and long-term multi-level relationships with our customers. Our sales representatives specialize in adapting our products and systems to the long-term operational needs of our customers in conjunction with our skilled technical operatives. A major focus for this division is developing our capability to sell and support our products and systems for international customers, primarily in Europe and the Pacific Rim. We have placed skilled personnel on-site to develop relationships with large-scale service providers and to establish relationships with key distributors, representatives and system integrators in each region.

   Manufacturing

  Performance Analysis Solutions

        Our Performance Analysis division's manufacturing operation consists primarily of materials planning and procurement, warehousing, logistics, quality control, assembly, systems integration and test. We outsource the majority of our circuit board assembly to third-party contract manufacturers. We then assemble and configure our products to customer orders at our facilities after which the completed system is functionally tested to ensure durability and reliability before shipment to the customer. This approach to our manufacturing process lets us retain maximum flexibility and responsiveness to customer demands with minimum human and capital resources.

        In 2001, we consolidated our manufacturing for several of our Performance Analysis business units into one centralized facility located in California. Additional facilities remain in New Jersey, Canada and the United Kingdom. These facilities currently comprise approximately 370,000 square feet. As at December 31, 2001, the manufacturing workforce was over 700 people, of whom 440 were involved in product development.

        Our Service Assurance division manufactures the majority of its products in a state-of-the-art 48,000 square foot facility in Gaithersburg, Maryland. We outsource the manufacture of certain high volume products to other suppliers. As of December 31, 2001, our Service Assurance division employed 570 people in manufacturing, of whom 223 were in product development.

Network Products Group

        Our Network Products group designs, manufactures, markets and sells products and systems that help industrial customers manage copper and fiber optic cables, wires and other similar sub-assemblies. Our range includes products that bundle together and/or secure items in a particular position; that route items along a particular path, such as a duct within a building; and that organize items in a particular configuration or manner, as required when connecting a multitude of wires to an electrical panel. We offer a range of products which we call network connectivity products that is specifically designed to route, organize and connect wires and cables within communications networks.* We also offer marking products that make it easier to identify cables, wires and components within complex assemblies, and products that electrically insulate and protect such items against environmental factors such as friction or temperature. We believe that our range, which we market globally under the brand name HellermannTyton, is one of the broadest selections of proprietary products in our industry. We also have the capability to design, develop and manufacture products to address customer-specific problems.

        Our Network Products group is a global business operated and managed in a decentralized structure to provide high levels of service and support to customers around the world. The business has design, sales and service centers worldwide supported by manufacturing facilities on five continents and is able to serve customers, such as those in the automotive industry, who require global capabilities with local design and support functions co-ordinated through global account management.

        We have made considerable capital investments in all our major facilities in recent years. Many processes, particularly those for high volume products, have been automated to ensure we can compete effectively in the global market with competitively priced, high quality products. We now have plants which we consider reach world class standards, forming a base from which to pursue productivity improvements through an ongoing focus on operational excellence. Our approach is to seek opportunities to differentiate ourselves from our competitors and to enhance the benefits offered to customers. To this end, the group places considerable emphasis on new product innovation and on developing products in response to customers' requirements. We particularly focus on developing integrated systems that bring added value to our customers. One example of this approach is the range of automated application tooling we have developed.

Strategy

        Our Network Products group's goal is to be a world leader in products and systems for fastening, identifying, insulating, organizing, routing and connecting both communication and power cables in copper and fiber optic networks. Central to our strategy is a focus on providing support to customers to maintain and extend our position as a leader in the Network Products markets we serve. This strategy is underpinned by the pursuit of the following key strategic elements:

  •
  Globalization.      The group has a global presence and seeks to leverage its worldwide resources for the benefit of the customer, regularly bringing together representatives from operational disciplines across the business, including sales, marketing, engineering and manufacturing personnel, to address opportunities in a co-ordinated manner. As many of the group's customers extend their operations on a global basis, we increasingly co-ordinate activities around the world to maximize service to these customers. We are achieving this through offering identical product lines throughout the world and making the best use of resources such as co-ordinated product development activities. We still, however, view maintaining strong local customer service as of primary importance.

  •
  Focusing on high-growth markets.      We are focusing our development efforts and investments in higher-growth areas of the global Network Products market and areas where we have the opportunity to apply our development skills to deliver innovative solutions that offer higher levels of added value to our customers. This includes products for data and voice networks, cable identification and automotive applications.

  •
  Product development and focus on higher value added systems.      We are pursuing innovative product developments to support our key customers and focusing on creating integrated systems that combine hardware and software to offer enhanced added value.

  •
  Operational excellence, unit cost reduction and productivity improvement.      The manufacture of high volume products is automated wherever possible from raw materials through to packaged finished product. The business has more than 80 fully automated manufacturing work cells worldwide. Labor-intensive products are manufactured in lower-cost locations where practical. The group places continual emphasis on operational excellence, monitoring a range of work performance standards to identify opportunities for improvement and measurement of progress. The results from this monitoring are shared across the group to ensure best practices are globally disseminated.

History and Background

        Our Network Products business, which trades globally under the name HellermannTyton, has mainly grown organically. Sales and profits have historically benefited from our focus on higher-growth sectors of our served markets, including data and voice networks, geographic expansion and automation of our manufacturing processes. In 2000 we acquired RW Data Limited, a UK designer and manufacturer of components and systems for Local Area Networks with an established presence in the European market, a comprehensive product line and strong development capabilities for consideration of £33.2 million. This acquisition increased our range of products for the data and voice networks market. Through 2001, we experienced difficult global market conditions which limited our growth.

Markets

        Our Network Products group serves customers in a broad spectrum of industries throughout the world. We serve five principal markets: data and voice networks; automotive; commercial and industrial buildings; electrical and electronic goods; and mass transit, aerospace and defense. These markets are described below.

  •
  Data and voice networks.      Demand for data and voice network products has been growing in recent years with users requiring increased bandwidth and networking speeds. Growth in this market slowed in 2001. We supply routing and organizing products, fiber optic components, structured cabling products and cable identification systems for both Local Area and Wide Area Networks. We expect to resume growth in this area as new products are channelled through our worldwide sales network.

  •
  Automotive.      Despite the slowdown in the global automotive market in 2001, the increasing complexity of automotive electronics and associated wiring harnesses is creating new applications and driving market growth for our products. Product designs are becoming increasingly complex as automotive manufacturers reduce component counts to minimize vehicle assembly costs. At the same time, vehicle manufacturers and their major suppliers are continually seeking to increase their manufacturing efficiency, which offers opportunities to develop and supply automated tools to our customers. The automotive customer base for network products is increasingly dominated by a small number of major global vehicle manufacturers and their suppliers. In pursuit of increased purchasing economies and closer supplier relationships, these vehicle manufacturers are seeking to reduce their total number of supplier relationships. Our global presence, design capabilities and product breadth enables us, we believe, to be among a small number of suppliers who are well-positioned to benefit from this trend.

  •
  Commercial and industrial facilities, including switch gear and control.      The increasing use and complexity of sensors and control systems within commercial and industrial facilities is creating growth opportunities for our products, in applications such as integrated heating, ventilation and air conditioning systems. Further growth is resulting from new product applications associated with the increasingly complex automated control systems employed in industrial plants and process industries.

  •
  Electrical and electronic goods.      The electrical and electronics market is a high-volume market for our products. Although the market for identification products is increasing, product miniaturization and the increasing use of integrated circuits and printed circuit boards in electrical and electronic goods is negatively impacting demand for fixing products. As a result, we do not consider the electrical and electronic goods market to represent a significant overall growth opportunity for our Network Products group.

  •
  Mass transit, aerospace and defense.      Mass transit, aerospace and defense industries, including aircraft and railway systems, represent a growing market for our products. The increasingly complex sensor and control systems used in mass transit vehicles and the related infrastructure depend upon wiring systems of greater volume and complexity. This in turn creates demand for wiring fixings, routing and organizing products and identification systems. Products for these applications often have special material specifications to comply with safety and certification requirements making the mass transit market an attractive one for us.

Products

  •
  Fixings.      Our fixing products are designed and manufactured to provide fastening solutions for bundling, securing and fixing wires, cables, pipes, hoses and components, including where conditions and applications demand exceptional performance and reliability. Our range of fixing products includes cable ties, clips and fasteners in a wide range of materials, designs and colors to meet a wide array of application needs, including outdoor, chemical resistant, flame resistant, high temperature, vibration proof and offshore. Our fixing products also include proprietary tools to meet varied requirements, from hand-assembled cable harness production to fully-automated manufacturing systems. The precision-engineered tools are available in manual, power-assisted and automated versions.

  •
  Connectivity, routing & organizing.      Our Network Products group offers an advanced series of products for routing, organizing, connecting, protecting and accessing copper and fiber optic cables for power, voice and data. We design and manufacture an extensive range of structured cabling systems and associated components. These products are used in a Local Area Network environment within a building and include the connector panels, outlets, adapters and enclosures necessary to provide the interconnection within a network. Applications are extensive and include commercial and office buildings; healthcare facilities; retail outlets; industrial complexes; and the small office, home and schools markets. Our fiber optic management systems comprise proprietary enclosures and fiber management components, for both underground and above ground application. We also offer ducting systems in solid, standard, slotted and high-density slotted channel formats. These products are designed to ensure ease of access for installation breakout and jointing purposes.

  •
  Insulation & protection.      Our insulation and protection products provide electrical insulation and physical protection for wires and cables against mechanical damage, humidity and other environmental hazards. The groups products include heatshrink shapes for high specification requirements for low and medium voltage application, and convoluted tubing and spiral binding for routing and protecting wire harness assemblies.

  •
  Identification.      We supply a wide range of identification products for marking electrical and electronic systems, components and cables. We have developed new marking systems including labeling software that allows labels and bar codes to be printed from a personal computer; systems that allow labels and markers to be produced on-site by portable thermal printers that can be easily integrated into the customers' manufacturing systems; and, for harsh environment application, special materials including a stainless steel marking system.

Competition

        The market addressed by our Network Products group is highly competitive. We believe the factors necessary to compete are:

  •
  product quality and reliability, and performance against specification;

  •
  breadth and availability of product range;

  •
  pricing;

  •
  local or global customer service and support as required, with global support being particularly important in the automotive industry;

  •
  customer-specific product development and applications expertise;

  •
  product innovation; and

  •
  certification, accreditation and standards compliance.

        We believe we compete effectively based on these factors, particularly because of our:

  •
  extensive product range and ability to meet a broad spectrum of customers' needs;

  •
  global presence, which enables us to meet the demands of an increasingly global customer base;

  •
  focus on automation and productivity improvements, which ensures we are able to offer competitively priced products;

  •
  innovative product design and development capabilities;

  •
  extensive global sales capability; and

  •
  customer approvals and product standards compliance.

        We believe our performance against these factors has enabled us to build good positions in many of our markets.

        Our principal competitors in our served markets are:

  •
  Fixings Products—ITW; KSS (Kai Suh Suh Enterprise) of Taiwan; Panduit; Raymond of France; Thomas & Betts and TRW.

  •
  Connectivity Routing and Organizing—Avaya; Brand Rex, a subsidiary of Novar; Legrand; Molex; Panduit; Siemon; Thomas & Betts; 3M and Tyco Electronics. There are also a number of smaller more regionally focused players competing in this market.

  •
  Insulation and Protection—Tyco Electronics and several other smaller players.

  •
  Identification—Brady; Legrand; Panduit and Tyco Electronics.

        Market participants and competitors trade with each other in various areas. In addition, some of our customers also supply products that compete with ours.

Customers

        The Network Products group has a global base of several thousand customers, with many customers present in multiple geographic markets. Customers are principally equipment and automotive manufacturers, subsystem suppliers, and systems/component suppliers; installers; wholesalers; expeditors and specialist and catalogue distributors.

        No single customer accounts for a significant portion of the Network Products group's turnover. Repeat business, however, is important to the group and established relationships play an important role in many of the served markets. Direct sales represent approximately 48% of the business, while sales to wholesalers, installers, distributors and expeditors comprise the remaining 52%.

Sales, Marketing and Support

        Sales are either made directly to end customers or through a third party such as wholesalers, expeditors or distributors. We focus marketing and sales efforts on the end-user application independent of where the eventual customer may source the products. Our sales channels depend on the nature of the products and the requirements of the customer as well as the established practices and infrastructure in the different regional markets in which the business operates. Where major global customers are present in several local markets a global account manager is responsible for co-ordinating sales and support efforts to ensure a consistent and high quality level of customer service is achieved. Approximately 500 people were employed in sales as at December 31, 2001.

Manufacturing

        Our Network Products group has major manufacturing sites in the United States, United Kingdom and Germany and a significant presence in Japan through a joint venture operating under the HellermannTyton brand. In addition, the group has strategic manufacturing sites in a further six countries around the globe. The sites together have over a million square feet of manufacturing and distribution space and as of December 31, 2001, the group employed 1,200 people in manufacturing and product development. The manufacture of high volume products is automated in work cells where possible from raw materials through to packaged finished product. Labor-intensive products are manufactured in lower-cost locations where practical. Nearly all of our sites are certified to appropriate global automotive industry quality standards. Our Network Products group derives about 25% of its turnover from products which are manufactured by third parties.

Systems Group

        Our Systems group designs, manufactures, markets and sells systems for the aerospace and power management markets. Our systems typically combine hardware, software and high levels of customer service and support. In April 2002 we sold our Aerospace Components business for consideration of £42 million which comprised a number of subsidiaries in the United Kingdom and the United States which manufactured a range of aerospace hardware products including cockpit voice recorders, flight data retrieval systems and in flight fire detection systems.

        For customers within the aerospace industry, which is our principal focus, our Systems group offers a broad portfolio of hardware, software, and systems integrating both elements. These help customers to improve their management of information routinely generated through operating activities, to help them raise operating efficiency while improving flight safety.

        We continue to perceive opportunities for this business, within both the civil and military aerospace markets. We have invested in development and marketing of our products to serve the needs of the commercial market. This level of investment, which has all been charged to operating expense, has adversely affected operating performance throughout the period 1999-2001, but has positioned us well to benefit from the long-term growth opportunities promised by this market.

        Consolidation and rationalization by aircraft manufacturers, compounded by the impact of the September 11 terrorist attacks in the United States, has delayed capital investment by the airline industry in major information technology systems programs, adversely affecting our revenues for 2001, but in the long term we believe such investment will need to be made.

        In the power management markets we are now concentrating on power control, in which we offer products which harness electrical power for a particular purpose, such as speed and directional control for electrically powered industrial vehicles and wheelchairs.

  Activities

  Aerospace

        Our aerospace business supports aircraft operators, both military and civil, with a range of information management products, combining both hardware and software, to enable the operators to improve their efficiency while improving flight safety. In particular, these products help reduce maintenance, repair and overhaul costs through the more effective and timely management of the large amounts of data which are generated, monitored and recorded during the routine operation of aircraft.

        Our aerospace hardware products provide platforms, interfaces and processors for our software and include the world's first certified airborne file servers, electronic flight bags, engine instrument displays, pilot access terminals and maintenance access terminals.

        Our airborne software expertise is complemented by an increasing number of ground based aircraft software applications, enabling aircraft operators to rapidly analyze and interpret the large amount of data, which are created by routine aircraft operations. At the core of our software expertise are the GRAF™, GOLD™ and AuRA™ product suites. These software applications assist defense and civil aerospace businesses to gain greater logistical control over their aircraft maintenance programs, and consequently improve efficiency, safety and ultimately customer service levels.

  Power Management

        We manufacturer power control devices for wheelchairs and mobility scooters, serving healthcare equipment manufacturers. These devices enable the user to control the power and speed of these electrically-powered vehicles.

  Industry

  Aerospace

        Our aerospace activities are affected by several underlying trends in the global aerospace industry. In particular:

  •
  Growth of world aircraft fleet.      Despite the short-term impact of the September 11 tragedies and the subsequent reduction in aircraft build rates, long-term industry projections continue to show strong growth in the world commercial aircraft fleet. In addition to this market growth opportunity, we expect the importance of safety and security issues to rise as air space becomes increasingly crowded.

  •
  Rising maintenance costs.      Maintenance costs represent approximately 10% of an airline's cost base, a percentage which is increasing (source: International Air Transport Association). Rising maintenance costs harm the profitability of a commercial airline; however, it is a cost which an airline has a greater ability to manage and influence than many other costs, such as fuel.

    Military aircraft operators too are coming under increasing pressures from governments to demonstrate cost-effective performance.

  •
  Effectiveness of maintenance programs.      An effective and well-documented maintenance program is a key factor affecting aircraft safety and reliability and can assist an airline's reputation as well as being a means of meeting regulatory requirements. In addition, an effective maintenance program, maximizing an aircraft's flying time, minimizing the time which an aircraft spends on the ground and making the most efficient use of parts inventories will directly affect how efficiently an airline can use its aircraft assets. The consequences of an effective maintenance program also apply to military aircraft operators for whom the maintenance status of aircraft can have a direct effect on mission readiness and effectiveness.

  •
  Restructuring by aircraft operators.      Major structural changes are occurring in the global airline industry as airlines respond to increasing competitive pressures:

  —
  Airlines are establishing large global alliances to create comprehensive route networks around the globe, integrating or co-ordinating many of their sales and marketing activities, and increasingly seeking to increase the level of integration of other processes to realize efficiencies.

  —
  Low-cost airlines are rapidly establishing a presence and gaining market share, competing effectively with the established global players, particularly on regional routes in North America and Europe.

  —
  Both established and low-cost airlines are reconsidering their core businesses. In many cases this means that maintenance operations are handled by third part suppliers, while in other cases airlines see this as an attractive part of their business and offer services to other operators. This has also led other companies, such as airframe manufacturers, engine manufacturers and leasing organizations, to enter the aircraft maintenance market.

        Each of the above factors presents us with opportunities to exploit our combined electronics and software capabilities to offer innovative products and systems to meet our customers needs for increased efficiency and improved safety.

  Power Management

        Our power control business is affected principally by changes in the health care equipment market. The population of the developed world is ageing with consequent demands for increased health care. An increasingly affluent elderly population has an enhanced ability to purchase sophisticated mobility products. Users reliant on powered mobility devices require ever higher quality and design improvements to meet their mobility needs.

  Strategy

  Aerospace

        Our strategic objective is to be a leader in integrated information management products for the aerospace industry. In April 2002, we sold our aerospace components business to Curtiss-Wright. These hardware based businesses were not core to our systems based strategy under which we are pursuing the following key priorities.

  •
  Establishing the Spirent Systems brand as a recognized name in the aerospace industry for integrated information management products.      Our aerospace activities historically have been managed as individual businesses focused on particular areas of expertise, typically either hardware or software. As we have developed our strategy which is focused on offering complete products for our customers' problems, it has become increasingly apparent that a single name and brand can offer considerable advantages both externally to our customers and internally. We, therefore, launched Spirent Systems in February 2000. A key strategic goal for us is to establish this brand firmly in the market, building on its predecessor brands in order to develop a recognized position in the aerospace industry for integrated information management products.

  •
  Increasing sales to existing customers, to offer the benefits of our full set of capabilities, through our existing sales channels and a co-ordinated approach.      We have a strong customer base, built from our long-established presence in the aerospace industry. Our customer base includes leading airlines, military aircraft operators and aerospace manufacturers. As we extend our range of products and develop our ability to supply integrated products, we are increasingly seeking to address more of the problems faced by our customers by leveraging our full breadth of capabilities through a co-ordinated approach to targeted customers.

  •
  Developing our position in maintenance, repair and overhaul software.      We are increasingly focused on maintenance, repair and overhaul software to complement our traditional hardware activities. Considerable resources have been invested in this product for the civil aviation market. The new product, AuRA™, is being developed and enhanced to incorporate Internet based technology to meet the emerging demands from our customers which arise from the widespread use of the Internet.

  •
  Continuing to integrate our product offerings.      Our wide breadth of capabilities in both hardware and software present opportunities to integrate further our products to address more of our customers' needs. This will enable us to strengthen our position as a supplier of integrated information management products.

  Power Management

        Our strategy for power management is to continue to develop strong positions as a focused supplier of systems that add significant value to the performance of our customers' products. In particular, we have built our market leadership position in our key healthcare mobility market largely as a result of our innovative design approach. We now seek to exploit these products in other related markets, particularly specialty electrically-powered industrial vehicles.

  History and Background

        In December 1997, the Systems group acquired Western Pacific Data Systems Inc., a company which provides an aerospace maintenance software system, GOLD™ for consideration of £39.4 million. This acquisition complemented our other companies in the aerospace business by enabling us to provide integrated software systems for the aerospace industry. In April 2002 the Group divested the aerospace components business comprising hardware products that were not core to our systems based approach for consideration of £42 million. Our Power Management and Environmental Businesses have been part of our group since the early 1990s.

  Markets

  Aerospace

        The market for our aerospace products comprises four major customer groups:

  •
  commercial airlines;

  •
  military aircraft operators (airforce, army and navy);

  •
  airframe manufacturers of rotary and fixed wing aircraft; and

  •
  aerospace equipment manufacturers.

        Many of our products are upgrade items for in-service aircraft and as such civil airlines or military aircraft operators are typically our primary customers. Military and commercial aircraft operators use our GOLD™ and AuRA™ software products to manage their maintenance operations. Airframe manufacturers, however, perform much of the aircraft maintenance, repair and overhaul activity. These organizations, as well as being customers for our electronics products, form a significant part of our maintenance software customer base. Finally, aerospace equipment manufacturers, such as engine or avionics suppliers, frequently have considerable repair and overhaul operations and thus form part of our maintenance software customer base.

  Power Management

        Our power management activities serve three principal customer groups. These are manufacturers of healthcare mobility equipment, equipment manufacturers in the communications, medical, industrial and instrumentation industries and public and private utility companies.

  Products

  Aerospace

        Spirent Systems has developed a range of integrated solutions that allow airlines and airforces to improve their safety, operational efficiencies, customer service and mission effectiveness. Our aerospace activities primarily focus on three areas: electronics, applications software, and integrated solutions.

  •
  Electronics.      Spirent Systems' electronic products include airborne computer information systems including file servers hosting networked software applications, display terminals for use by pilots and cabin crew and engine instrument displays.

  •
  Applications Software.      Spirent Systems offers a growing range of both airborne and ground-based applications software products. Our integrated maintenance software, GOLD™ and AuRA™, enable the management of maintenance, repair and overhaul processes in both military and commercial environments. Our proprietary flight data replay and analysis software enables safety and performance trends to be quickly assessed so that corrective action may be taken. The software can also prove an important tool for incident and accident investigations. Our proprietary training software allows flight information to be adapted for simulator training and debriefing sessions.

  •
  Integrated Solutions.      Spirent Systems' Aviation Information Solutions unit offers products which combine our electronics hardware and applications software into integrated systems tailored to customers needs.

  Power Management

        Our innovative designs for power control devices for wheelchairs and mobility scooters offer exceptional ease of use, cost-effectiveness and features, making them adaptable to a wide variety of manufacturers' requirements. We are now expanding our product range into specialist controllers for industrial applications.

  Research and Development

        We believe that ongoing research and development focused on developing new products and enhancing existing products, both software and hardware, is critical to the success of our business. Research and development activities are primarily directed towards extending product capabilities; improving the performance and ease-of-use of our products; and developing our GOLD™ and AuRA™ software applications to address the needs of our commercial customers. We are paying particular attention to allowing our software to be accessed through the Internet so that e-business opportunities can be easily and effectively addressed.

  Competition

  Aerospace

        The markets for our aerospace products are highly competitive. Key factors necessary to compete include:

  •
  understanding customers' problems and ability to provide a cost-effective solution;

  •
  responsiveness to customer demands;

  •
  breadth of solutions and capabilities;

  •
  product functionality, quality and reliability;

  •
  customer relationships, customer confidence, reputation and track record within the industry;

  •
  ongoing, effective product development capabilities; and

  •
  product regulatory compliance and certification.

        We believe we compete effectively with respect to these factors, particularly through our understanding of the key issues facing aviation customers; our breadth of product offering; and our competence and reputation in the aerospace industry.

        Although we believe we have no direct competitors competing across our full range of capabilities, we face competition from several sources. Our hardware electronics activities face competition from established avionics companies, including Honeywell, Rockwell Collins, Smiths Industries, Teledyne and Universal Avionics. Our software activities face competition from:

  •
  Enterprise Resource Planning suppliers, principally Oracle and SAP;

  •
  smaller software competitors with maintenance, repair and overhaul offerings, including Cincom, Mincom, Software Solutions Unlimited, Visaer and Western Data Systems; and

  •
  legacy maintenance management systems offerings, including US Airways (Merlin) and Rene Perez.

        Our Aviation Information Solutions business is facing competition from GE Harris Avionics, Honeywell, Rockwell Collins and Teledyne.

  Power Management

        The market for power management products is highly competitive and competition is likely to increase. We believe the principal factors of competition are:

  •
  strong customer relationships, developed through high-quality service and support;

  •
  understanding customer requirements and the ability to respond with appropriate design and application engineering capabilities;

  •
  short time to market;

  •
  product quality and reliability;

  •
  pricing; and

  •
  understanding of the standards and legislative environment of served industries, particularly with respect to medical and aerospace products.

        We believe we compete effectively on the basis of these factors. In the industrial market in which we are seeking to establish a position, we believe GE Controls is the market leader, with additional competition from Curtis Instruments, Dynamic Controls, Tech/Ops Sevcon and Zapi.

        The medical market is highly fragmented and characterized by intense competition. Main competitors include Astec, a subsidiary of Emerson Electric; Cherokee International and Lambda Electronics, an Invensys company. We also face potential competition from our customers who may choose to manufacture their own power supplies and from equipment manufacturers who may choose to compete in the market.

  Customers

  Aerospace

        Leading commercial aircraft operators, national defense organizations and manufacturers of aircraft and aircraft systems rely on our aerospace products.

        Our customers include Boeing, Delta Airlines, Fedex, UK MOD, NorthWest Airlines, Qantas Airlines, Singapore Airlines, United Airlines, the US Airforce and the US Navy. In the aerospace market we are not dependent on any one customer for a significant portion of our turnover.

  Power Management

        We have a broad customer base. Our power control customers are comprised mainly of healthcare equipment manufacturers. Our power conversion customers consist mainly of equipment manufacturers in the communications, medical, industrial and instrumentation markets. Major customers include Beckman Coulter, Pride Healthcare and Sunrise Medical.

  Sales, Marketing and Support

        Our Systems Group products are sold either through a direct sales force or through distributors, depending upon the geographic region and the preferences of the markets being served. As at December 31, 2001, we had sales support personnel based in the United States, the United Kingdom and the Far East and we continue to have personnel in all of these locations. The sales process for one of our larger aerospace systems typically takes about twelve months from the start of discussions with a prospective customer.

  Manufacturing

  Aerospace

        Our aerospace activities have facilities in San Diego, Wichita and Minneapolis, in the United States, in Ottawa, Canada and in Heathrow and Yeovil in the United Kingdom. We use these facilities both for software development and manufacturing, although we contract out to third parties much of our manufacturing for hardware, such as assembly of printed circuit boards.

        The products we sell to the aerospace industry must meet standards and certifications requirements set by regulatory agencies such as the US Federal Aviation Authority, the UK Civil Aviation Authority and the European Joint Aviation Authority, as well as those prescribed by aerospace manufacturers. We are constantly monitoring these standards to ensure our continued compliance.

Power Management

        Our power control devices are designed and manufactured in the United Kingdom.

Interconnection Joint Venture

        We own a 51% interest in the WAGO group of businesses. Under the terms of the shareholders' agreement, we have joint management control rights over the WAGO companies with our joint venture partner, Mr. Wolfgang Hohorst and members of his family.

        Our Interconnection joint venture produces an extensive portfolio of innovative wiring products and electronic modules for the distributed control of automated processes. These products are marketed globally under the WAGO brand name.

        The Cage Clamp™ screwless wire connection system is at the heart of the WAGO product range. This system uses a stainless steel spring to clamp the wire and hold it securely, providing an efficient alternative to the conventional screw-type wire connection method. Compared to the screw-type connection method, the Cage Clamp™ reduces wiring time by up to 50%. Because the clamping force adjusts automatically to wire size, the Cage Clamp™ system provides a reliable contact that does not depend on operator skill. As a result, routine maintenance requirements may be reduced, which makes Cage Clamp™ particularly suitable for applications where down-time because of electrical connection failure is both critical and costly.

        The joint venture's growing family of electronic products and interface units are an integral part of many distributed control systems used in advanced industrial automation applications.

  Strategy

        Our Interconnection joint venture has a four-fold strategy:

  •
  continually introducing innovations to differentiate our products from the competition and safeguard our investment in those innovations through patent protection where possible;

  •
  adding value for customers by expanding and improving the services we offer;

  •
  increasing production activity; and

  •
  continuing to expand our global coverage.

  History and Background

        We have owned our 51% stake in the Interconnection joint venture since 1974; this business has grown organically rather than by acquisitions.

  Markets

        Key end-user markets for our Interconnection joint venture's products include construction, industrial process control, machine control, petrochemical, automotive and rail industries worldwide. Our products focus on a growing segment of the market for interconnection products although the overall market is relatively mature. Spring pressure clamps such as our Cage Clamp™ technology is on its way to become a world standard replacing the incumbent screw clamp technology in many applications. In Europe, in the United States and in the industrialized countries of the Far East, the Cage Clamp™ System has become an accepted standard.

  Products

        Our Interconnection joint venture's products include a wide selection of terminal blocks, connectors and electronic modules, with a total portfolio of over 13,000 items.

        The Interconnection joint venture recently introduced the new Compact Cage Clamp™ system, which offers the benefits of the original design in a smaller package.

        The electronic modules offered by our joint venture are used to connect the discrete parts of an automated process control system, such as sensors and actuators. The system's compatibility with a range of standard process control networking protocols allows equipment and installations to be pre-wired and tested before the protocol is selected. It also allows customers to upgrade to different network protocols without having to implement major configuration or wiring changes.

        WAGO has developed field bus controllers with digital and analog input/output modules which allow the automation of buildings based on LON and Ethernet Network Protocols.

        Our Interconnection joint venture is continually introducing new products that employ more advanced technology such as Compact Cage Clamp™ products, FIT CLAMP products and a new connector family with the trade name WINSTA™. We believe our Compact Cage Clamp™ products, in particular, give us a competitive advantage because of a growing customer preference for miniaturization.

  Competition

        The market for our Interconnection joint venture's products is highly competitive and in 2001 competition has increased. Products that are no longer covered by patents suffer from intense competition in the East Asian markets, in particular with the effect that our mass produced products suffer from severe price competition.

        We still believe that the principal factors of competition are:

  •
  strong customer relationships, developed through high-quality service and support;

  •
  understanding customer requirements and the ability to respond with appropriate design and application engineering capabilities;

  •
  short time to market;

  •
  product quality and reliability;

  •
  marketing and sales expertise; and

  •
  reputation and customer trust.

        We believe that our Interconnection joint venture competes favorably on the basis of these factors and is the world leader in spring-pressure interconnection products. Its main competitors are Phoenix Contact, Weidmueller and Wieland. It also faces competition from producers of other types of interconnection products, including traditional screw-based and other screwless systems. We believe our joint venture's success results from its innovative designs and its success at promoting our products as an alternative to the traditional screw-based design. We believe our broad product range and full-system approach also provides us with a source of competitive advantage.

  Customers

        Our Interconnection joint venture sells its products to customers in the construction, processing, petrochemical, automotive and rail industries for industrial control and power circuit applications. Our Interconnection joint venture does not depend on any one customer for a significant portion of its turnover. Our Interconnection joint venture's customers include ABB, Otis, Schindler, Schneider and Siemens.

  Sales, Marketing and Support

        Our Interconnection joint venture's products are sold through wholesalers and distributors, as well as by its own sales companies. The Interconnection joint venture also offers after-sales products services and support directly to our customers. As of December 31, 2001, the joint venture employed over 650 people in sales and sales support.

   Manufacturing

        Our Interconnection joint venture has three principal manufacturing sites located in Germany and Switzerland and also has manufacturing facilities in China, India and the United States and assembly facilities in Poland. The Interconnection joint venture has customer service manufacturing facilities, which are used to tailor products to customer specifications, in Germany, England, France, Japan, Poland and the United States. The sites together have usable manufacturing space of over 375,000 square feet and, as of December 31, 2001, approximately 1,900 people were involved in manufacturing and product development.

        Total quality management procedures are integrated throughout the design and manufacturing process and we employ sophisticated equipment and computerized techniques at every stage of production, assembly and testing.

Organizational Structure

        Spirent plc is the ultimate parent company of our group. We conduct our operations through various subsidiaries and trading divisions. Although this is our legal structure, this does not necessarily coincide with our organizational or management structure. Following is a list of our significant subsidiaries, trading divisions, joint ventures and associates. We have not listed below other subsidiaries that are less significant.

	Country of Incorporation	Percentage Held at December 31, 2001
Communications Group
Performance Analysis Solutions Division
Adtech Inc*	Hawaii, U.S.A.	100
Edgcumbe Instruments Limited	England	100
Spirent Communications of Eatontown LP*	Delaware, U.S.A.	100
Smartbits (a trading division of Spirent Communications Inc.*)	Delaware, U.S.A.	100
Spirent Communications of Ottawa Ltd*	Canada	100
Spirent Communications (SW) Ltd	England	100
Zarak Systems Corporation*	California, U.S.A	100
Service Assurance Solutions Division
Spirent Communications of Rockville, Inc. (formerly Hekimian Laboratories, Inc.)*	Delaware, U.S.A.	100
Network Products Group
HellermannTyton AB*	Sweden	100
HellermannTyton (a trading division of Spirent plc)	England	N/A
HellermannTyton Corporation*	Delaware, U.S.A.	97
HellermannTyton GmbH*	Germany	100
HellermannTyton Ltda*	Brazil	100
HellermannTyton Pte Ltd*	Singapore	75
HellermannTyton (Pty) Ltd*	South Africa	90
HellermannTyton SA*	France	100
HellermannTyton SrL.*	Argentina	85
RW Data Ltd.	England	90
Tyton Company of Japan Ltd	Japan	49
Systems Group
PG Drives Technology Ltd*	England	100
Spirent Systems—San Diego, Inc.*	Delaware, U.S.A	100
Spirent Systems Wichita Inc.*	Delaware, U.S.A.	100
Financial Subsidiaries
Spirent BV*	The Netherlands	100
Spirent GmbH*	Germany	100
Spirent Holdings Corporation*	Delaware, U.S.A.	100
Interconnection Joint Venture
WAGO Contact SA*	Switzerland	51
WAGO-Kontakttechnik GmbH*	Germany	51

        All shareholdings in the companies are directly held by Spirent plc, except where indicated by an asterisk (*).

Properties and Facilities

        The following facilities, all of which are leased, are individually material to the business of our group as a whole:

  •
  26750 Agoura Road, Calabasas, California, U.S.A.;

  •
  26745 Malibu Hill Road, Calabasas, California, U.S.A.;

  •
  3441, 3465, and 3683 Waialae Avenue, Honolulu, Hawaii, U.S.A.;

  •
  15200 Omega Drive, Rockville, Maryland, U.S.A.; and

  •
  630 East Diamond Avenue, Gaithersburg, Maryland, U.S.A.

Intellectual Property

        We believe that our patents and applications have value. However, in general no single patent is in itself material to our business as a whole, although the patent portfolios of our Communications, Network Products group and our Interconnection joint venture are somewhat important to the businesses of those groups. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer.

Materials

        Because of the diversity of our group, we purchase raw materials and components from a wide range of suppliers. We are not dependent on any single supplier. Prices fluctuate for certain raw commodities used by our Network Products group and Interconnection joint venture, particularly Nylon 66, PVC and copper. Although we believe that our relationships with our suppliers for these commodity materials are relatively secure, the prices we have to pay for these raw materials may increase. In addition, certain suppliers of electronic components used by several of our businesses use a quota system to allocate sales of their products when demand exceeds supply. When quotas are in effect, we may not be able to purchase at an acceptable cost as many components as we require to manufacture our products.

Regulatory and Other Government Requirements

        No regulatory or other government requirements exist that are material to us or our business as a whole. However, regulations relating to the aerospace and aviation industries are important to our aerospace business. The regulatory environment in which our aerospace business operates is discussed further in "Item 4. Information on the Company."

Enforcement of Civil Liabilities

        We are a public limited company incorporated under the laws of England and Wales. The majority of our directors and executive officers are residents of countries other than the United States. All or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you:

  •
  to serve a lawsuit against us, or most of our directors and officers, in the United States;

  •
  to enforce either in the United States courts or outside the United States judgments obtained against us, or most of our directors and executive officers, in the United States courts in any lawsuit, including lawsuits under the civil liability provisions of United States securities laws; or

  •
  to enforce in jurisdictions outside the United States judgments obtained against us, or most of our directors and executive officers, in lawsuits in United States courts, including lawsuits under the civil liability provisions of the United States securities laws. You may also have difficulties enforcing liabilities under the United States securities laws in original actions brought in courts in jurisdictions located outside the United States. Liabilities against such persons may not be enforceable in the United Kingdom in original actions or in actions for the enforcement of judgments of United States courts predicated upon the federal securities laws of the United States.

        Under English law, our directors and officers have fiduciary duties to our company, including, generally, duties to act in the best interests of the company and to exercise appropriate skill and care. English law, however, limits the circumstances under which shareholders of English companies may bring actions on the company's behalf for breach of these duties more significantly than does, generally, state law in the United States.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2001 and the results of operations for the years ended December 31, 2001, 2000 and 1999. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this annual report. You should also read the description of our business included in "Item 4. Information on the Company."

        The following discussion and analysis by segment is based on the Consolidated Financial Statements of Spirent plc and its subsidiaries, together with its share of profits of its joint venture and associates, which we refer to as the Group. These Consolidated Financial Statements are prepared in accordance with UK GAAP. A summary of the main differences between UK GAAP and US GAAP as they relate to us is set out in Note 37 of Notes to the Financial Statements.

        We evaluate performance for each reportable segment based on turnover and operating profit for ongoing operations before goodwill amortization and exceptional items.

Overview

        We are an international company focused on the design, manufacture, marketing and sales of specialized communications testing and monitoring equipment, electronic components, instruments and software. We primarily provide products and systems for the communications and computer networking industries. Our products are used primarily for two purposes: to assist the research and development of new networking equipment; and to monitor networks to help them run efficiently and without faults. We refer to this business as Spirent Communications.

        Spirent Communications provides the test, performance analysis systems and network management expertise our customers need to move new technologies out of the laboratory and into widespread deployment quickly and profitably. Our customers include the world's largest and most progressive manufacturers of network equipment and terminals, global service providers and large enterprise network operators. Our strategy is to unite the performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies. In keeping with this strategy, we have organized Spirent Communications into two operating divisions: the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations. Bringing together the two divisions of Spirent Communications, we believe gives us a competitive advantage by positioning the Company at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment. For customers, this advantage can allow more rapid development of their new devices, more rapid acceptance of those devices in the field and lower costs for, we believe, widespread deployment of their new networking services.

        During the year ended December 31, 2001, the telecoms industry suffered an unprecedented downturn, this together with the general slowdown in the world economy and the economic uncertainties created by the terrorist attacks in the United States resulted in a marked decline in the market environment. Despite these conditions our turnover grew 15% to £801.8 million (2000 £696.7 million), reflecting a full year contribution from our 2000 acquisitions. Operating profit before goodwill amortization and exceptional items fell 18% to £112.9 million (2000 £137.9 million) as a result of the slowdown and increased investment in product development.

        Cash generation from operating activities delivered £141.2 million, a 12% increase over that for 2000. This was achieved despite funding a £35.6 million increase in new product development to £95.9 million.

        The divestment of Sensing Solutions in early November generated net cash of £147.1 million, which has been used to reduce net borrowings to £179.1 million at December 31, 2001.

        The rapid deterioration in market conditions has led us to impair goodwill by £247.6 million on Zarak and Net-HOPPER, acquired in the latter part of 2000. In the light of the downturn in valuations in the telecommunications market and in accordance with accounting standards, the carrying value of Hekimian, also acquired in 2000, was assessed, with a resulting charge for impairment of £477.0 million. The total charge for goodwill impairment in 2001 was £724.6 million.

        Part of the response to the slowdown was the reduction of resources employed, resulting in restructuring of operations and job losses at a cost of £11.3 million. The expected cost savings from this reorganization are £34.6 million on an annual basis. Similarly, as a result of the deterioration, provisions totaling £19.4 million were made against inventories in excess of 12 months' usage and doubtful debts. Goodwill impairment of £724.6 million, reorganization costs of £11.3 million, provisions against stocks and debtors of £19.4 million and acquisition retention bonuses of £4.2 million have been included in operating exceptional items.

        Spirent Communications is increasingly important, representing 59% (2000 48%) of turnover and 80% (2000 78%) of operating profit before goodwill amortization and exceptional items in the year ended December 31, 2001 for continuing businesses.

        In 2001, Spirent Communication's turnover was £430.6 million (2000 £289.2 million) with an operating profit of £83.4 million (2000 £98.6 million). These results include the full effect of our major acquisitions in the communications sector during 2000, which substantially enlarged our business. The economic slowdown in North America has adversely affected the Performance Analysis Solutions division of our Communications group, where revenues and operating profit declined organically by 23% and 65%, respectively, however, the Service Assurance Solutions division performed strongly with organic growth in operating profit of some 49% over the previous year.

        We also conduct business through three other business groups, each of which specializes in different types of electronic or electronic-related products for different types of industrial customer. These other businesses focus on the network products, systems and sensing markets. As previously discussed, the Sensing Solutions group was disposed of in November 2001.

        On February 20, 2002, we announced that an agreement had been entered into for the sale of our non-core aerospace components businesses from within our Systems group, for cash consideration of $60 million (£42 million). This sale was completed on April 1, 2002.

Acquisitions and Disposals

Acquisitions

        There were no acquisitions of subsidiaries in the year ended December 31, 2001.

        In October 2001, we acquired a 16% interest in Caw Networks Inc for consideration of £6.4 million including expenses. Our investment in Caw Networks gives Spirent Communications the ability to offer application layer testing of websites and firewalls. Caw Networks is reported as an associated company.

        During the two years ended December 31, 2000, we made the following significant acquisitions:

        December 2000—Hekimian, a leading supplier of network service assurance systems for approximately £1.17 billion, through the acquisition of the entire share capital of Lexa International Corporation, the indirect parent company of Hekimian. The purchase consideration was satisfied by:

  (1)
  a cash payment of £500 million, financed from the net proceeds of a rights issue in which 140.7 million new Ordinary shares in Spirent were offered at a price of 375p to existing Spirent shareholders in the ratio of 5 new Ordinary shares for every 24 Ordinary shares already held; and

  (2)
  the issue of 108.4 million new Ordinary shares in Spirent directly to the vendors of Hekimian.

        November 2000—Net-HOPPER, a company involved in network test access systems for approximately £56.0 million, through the issue of 8.4 million new Ordinary shares together with the roll-over of all outstanding Net-HOPPER share options. The roll-over involved the assumption of all outstanding Net-HOPPER options by Spirent at acquisition and their conversion into options over 1.2 million Spirent Ordinary shares on substantially the same terms and conditions as the canceled Net-HOPPER share options.

        September 2000—Zarak, a designer and manufacturer of communications test equipment for approximately £279.4 million through the issue of 41.1 million new Ordinary shares together with the roll-over of all outstanding Zarak share options. Up to a further 1.25 million new Ordinary shares were payable in two equal tranches to selected employees as a performance related retention bonus. The first tranche was paid in 2001 and the balance was paid in May 2002.

        July 1999—Netcom, a leading designer, manufacturer and marketer of high-performance telecom and network test equipment for $463.6 million. This included $44.5 million related to the roll-over of outstanding options and a deferred cash payment of $20 million.

Disposals

        2001—In November the entire Sensing Solutions group for cash consideration of $220 million (approximately £152 million) was sold to the General Electric Company. One other non-core business was sold for a net cash consideration of £1.5 million.

        2000—Five small non-core businesses were disposed for net cash consideration of £9.9 million.

        1999—In October the Group's entire thermal management business comprising the Thermalloy companies (namely Redpoint Thermalloy Limited, UK, Thermalloy Inc, USA, El.Bo.Mec. Thermalloy Srl, Italy and other international companies) and the Group's 62.5% interest in both Curamik Electronics GmbH, Germany and Curamik Electronics Inc, USA, were sold for a cash consideration of $79.0 million.

Recent developments

        Acquisitions and disposals are discussed in "Item 4. Information on the Company" and in notes 34 and 35 of Notes to the Financial Statements.

        Our intention is to increase our focus on Communications activities, while continuing to maintain investment in our other groups in order to increase value. We may make further divestments of other businesses.

        We continue to expand our technology portfolio through internal development and strategic acquisitions. The recent history of our group is described in more detail in "Item 4. Information on the Company."

        At the Annual General Meeting of shareholders in May 2002, we stated that "Spirent plc's trading performance in the first quarter of 2002 was in line with our expectations as stated in our announcement of preliminary results for the year ended December 31, 2001 in February, with all the Company's operating businesses delivering in accordance with plan.

        In line with our strategy of being in the forefront with new products and new technologies, the Performance Analysis division has recently launched a number of products addressing the 40 gigabit optical network, wireless position location testing, expanded router testing and application layer testing markets. Despite a reduction in some of our customers' capital expenditure budgets, we have maintained our rate of order intake and sales at the same level as the last two quarters of 2001 but forward visibility remains short, as is characteristic of this business.

        The Service Assurance division generated revenues in accordance with plan in the first quarter and in line with activity in the previous two quarters. DSL related business remained firm, private line DS1/DS3/SONET test and management activity was resilient and several new wireless contracts, including Verizon Wireless, were signed. In line with the seasonality of this business, the order book has seen a reduction quarter on quarter but we are encouraged by current prospects. We continue to deploy the CenterOp™ suite of software products and have seen continued growth of software as a percentage of overall business.

        Our Network Products group achieved an encouraging performance for the first quarter, reflecting some firming in their markets.

        Cost savings from last year's reorganisation program are being realized as expected and operating cash generation has continued to be positive. Net debt, which at the end of the first quarter stood at £171 million, was reduced by the receipt of £42 million on April 1, 2002 from the sale of the non-core aerospace component businesses.

        Although business conditions remain challenging, we are strengthening our position by developing integrated products and solutions that deliver cost saving opportunities and time-to-market advantages to our customers. While there are no current indications of recovery in the telecommunications market, we are intent on making further progress through investment in new product initiatives and focused marketing to ensure we are well positioned to benefit from the upturn when it comes."

Results of Operations

        Despite an unprecedented downturn in the market environment, financial performance was resilient with turnover rising 15% to £801.8 million (2000 £696.7 million), reflecting a full year's contribution from our 2000 acquisitions. Operating profit fell 18% to £112.9 million (2000 £137.9 million) as a result of the slowdown in the telecommunications industry and a considerably increased product development spend. Organically, turnover and operating profit before goodwill amortization and exceptional items declined 3% and 37%, respectively. On one hand, the Performance

Analysis Solutions division's turnover declined 23%, on the other there was significant organic growth of 46% in the Service Assurance Solutions division where major contracts were won.

        North America accounted for some 71% of our turnover by source (2000 67%). Turnover by destination was 63% to North America (2000 56%). Return on sales before goodwill amortization and exceptional items was 14.1% a decrease of 5.7 percentage points, with the second half returning 9.8%. The majority of the reduction can be attributed to the Performance Analysis Solutions division where the return was reduced to 5.5% in the second half year compared to 23.4% in the first. The Service Assurance Solutions division saw a reduction in return from 26.0% to 21.2% first half to second half 2001.

        Profit before taxation, amortization and exceptional items decreased 19% to £100.9 million (2000 £124.6 million) after charging goodwill amortization of £86.6 million and exceptional items of £745 million, the reported loss before taxation was £730.7 million (2000 profit £81.8 million).

        Exceptional items included a total charge for goodwill impairment of £724.6 million. Hekimian achieved considerable growth in 2001, and we continue to believe that the business has excellent long-term prospects, however, in the light of the downturn in the telecommunications market and in accordance with accounting standards we were required to reassess its carrying value. This resulted in an impairment charge of £477.0 million. In addition, we wrote down the carrying values of goodwill on our investments in Zarak and Net-HOPPER by £247.6 million a consequence of the rapid deterioration in market conditions and the resultant impact on future flows from these businesses.

        In response to the slowdown in the technology industry we undertook a reorganization of our activities at a cost of £11.3 million, which has been charged as an exceptional cost in 2001. We expect to generate savings of £34.6 million from this reorganization on an annual basis.

        The deterioration has also led us to make provisions totalling £19.4 million against inventories in excess of 12 months' usage and doubtful debts. These are reported as an exceptional charges in 2001.

        Operating cash flow of £141.2 million was 12% higher than 2000. Much of the improvement was seen in the second half of 2001 through the reduction in working capital where we took initiatives to increase stock turns and reduce debtor days outstanding.

        We believe that we have positioned Spirent to be profitable and cash generative at levels of activity which existed in the second half of 2001. Spirent Communications' systems are positioned in technologies that we believe are critical to the deployment of next-generation converged voice, data and video networks and we believe we will be able to generate full value from a market recovery.

        We have built up our communication business since 1995 to account for 80% of ongoing operating profit before goodwill amortization and exceptional items in 2001. Within the Communications group, significant contracts from the incumbent local exchange carriers in the United States and other major service providers resulted in strong performance from our Service Assurance Solutions division.

        The Performance Analysis Solutions division was more directly affected by the telecoms downturn. This division's leading customers were among those hardest hit.

        Network Products contributed 14% of ongoing operating profit before goodwill amortization and exceptional items in 2001. In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions but early restructuring actions enabled the business to remain fundamentally strong and well positioned to take advantage of an upturn.

        Our Systems group accounted for 6% of ongoing operating profit before goodwill amortization and exceptional items in 2001. The Systems group reported an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation program within the aerospace information and software systems businesses.

        Our Interconnection joint venture experienced a marked deterioration in market conditions during the second half year.

        In November 2001, we completed the sale of the equity and assets of our Sensing Solutions group to the General Electric Company for cash consideration of $220 million (approximately £152 million). The net proceeds of the sale were used to reduce net debt. The sale represented a further step in Spirent's increasing focus on communications related activities. Under the terms of the transaction, all of the approximately 2,000 employees in the Sensing Solutions group transferred with the business.

        Combined Sensing Solutions revenues for the period up to divestment were £76.8 million with an operating profit before goodwill amortization and exceptional items for the combined Sensing Solutions businesses of £8.1 million.

  Turnover

        Our revenues, which we refer to as turnover, are derived from:

  •
  communications performance analysis and service assurance systems;

  •
  products, systems and solutions for the management of cables, wires and sub-assemblies;

  •
  hardware and software systems for aerospace, communications, environmental and industrial markets; and

  •
  temperature, humidity, pressure and gas sensing products until the disposal of Sensing Solutions in November 2001.

        Turnover is generally recognized upon shipment of the product unless there are significant post-delivery obligations or collection is not considered probable at the time of sale. When significant post-delivery obligations exist, turnover is deferred until such obligations are fulfilled. Turnover from service obligations is deferred and generally recognized ratably over the period of obligation.

        During the year ended December 31, 2001 continuing turnover by source in Europe was 25% (2000 28%), of which the United Kingdom comprised 13% (2000 16%), and in North America 71% (2000 67%). This reflects the increase in turnover generated by North America following the acquisitions in the latter part of 2000. The proportion of turnover generated in North America is expected to be maintained at these levels in the near term.

        No single customer accounted for more than 10% of total turnover in any of the three years in the period ended December 31, 2001.

  Cost of sales

        Cost of sales is comprised of direct costs associated with product sales including product development and all attributable overheads. Of our three remaining groups, our Communications group experiences the lowest cost of sales as a percentage of turnover and consequently earns the highest margins. Margins on our Systems group have improved as the initial development phase of AuRA™, our aerospace maintenance software system is now complete.

  Operating expenses

        Operating expenses consist of selling and distribution expenses, administration expenses and other operating income. Selling and distribution expenses consist primarily of salaries and related costs for sales and marketing personnel and promotional expenditures. Administration expenses include goodwill amortization and impairment expense. For both categories of expenses excluding goodwill amortization and exceptional items, the principal variable is headcount.

  Income from interest in joint venture

        This represents our share of operating profit from our Interconnection joint venture.

  Interest receivable and similar income

        Interest receivable and similar income is comprised of interest from cash and cash equivalents.

  Interest payable

        Interest payable primarily comprises interest on loans and bank overdrafts, as well as finance charges on finance leases. Finance charges associated with debt issuances are charged to the profit and loss account over the life of the instrument and included in interest expense.

Critical Accounting Policies

        We consider the following accounting policies critical to the results being reported:

  Goodwill

        Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

        The deterioration in the telecommunications market in 2001 has led Spirent to recognize impairment losses for Hekimian, Zarak and Net-HOPPER, all acquired in the second half of 2000. These losses, which total £724.6 million, are the aggregate from the impairment reviews of each individual income generating unit and are determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the asset to value in use using estimated cash flows which include assumptions on future growth rates, margins, product development spend and other expenditure in these businesses.

        The resulting cash flows have been discounted at a pre-tax discount rate of 15%, which is considered appropriate to these businesses based on perceived risk compared to Spirent's weighted average cost of capital.

        For Hekimian Laboratories we consider that the long-term growth rates will exceed rates applicable for the United States for the next ten years, and therefore in the calculation of value in use the period before applying a steady long-term growth rate has been assumed to extend to ten years. After the initial ten year period, projections use a long-term growth rate equivalent to the long-term average growth rate in the United States.

        In implementing this policy various judgements and assumptions have been made in relation to the estimated useful economic lives of the goodwill concerned and its recoverability. Using a different useful economic life could materially affect the amortization charge. The impairment reviews have been performed by estimating cash flows and applying a discount rate considered appropriate in the circumstances. Varying these assumptions could materially change the impairment charge.

   Inventory and Debtor Provisions

        The deterioration in market conditions has led Spirent to make exceptional provisions totaling £19.4 million against inventories in excess of 12 months' usage and for doubtful debts. Spirent's policy is to reserve against both excess and obsolete inventories. Inventory is assessed and reserved if in excess of 12 months' usage. Debtors are reserved based on exposures on specific customer accounts and reserved as soon as that exposure is identified by management through the process of regular reviews. Use of a different policy in respect of inventory and debtors could result in materially different provisions being made.

  Revenue recognition

        Revenue from product sales of hardware and software is recognized at time of delivery and acceptance. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer. Where the sale is to a new customer and installation is to be performed, revenue recognition is deferred until acceptance has occurred. Revenue recognition is also deferred until acceptance where a new product is supplied to an existing customer.

        Revenue from multiple element contracts is allocated based on prices charged for each individual element when sold separately. Revenue from services is recognized ratably over the period of performance.

        In addition, revenue is only recognized when collectibility is probable.

        The Group does not enter into a significant number of long-term contracts. Revenue and estimated profits on long-term contracts are recognized under the percentage-of-completion method of accounting. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognized in the period in which the loss becomes evident.

        The Group does not enter into bill and hold transactions.

Newly Adopted Accounting Standards

        The following new UK accounting standards have been implemented:

        Financial Reporting Standard ("FRS") 18—Accounting Policies, requires entities to adopt accounting policies most appropriate to its circumstances, to review them regularly for appropriateness and to disclose sufficient information to enable users of the financial statements to understand the policies adopted and how they have been implemented. The adoption of this standard has not had a material effect on the financial statements.

        FRS 19—Deferred Tax, requires substantially full provision to be recognized on timing differences. No prior year adjustment has been made as the prior year impact is immaterial.

        FRS 17—Retirement Benefits, allows for transitional implementation and requires certain disclosures for periods ending on or after June 22, 2001 with full implementation for accounting periods ending on or after June 22, 2003. These required additional disclosures have been presented in Note 10 of Notes to the Financial Statements. Full implementation of the Standard will result in the recognition of defined benefit pension or other retirement schemes at fair value with further additional disclosures.

        For purposes of the US GAAP reconciliations presented in Note 37 of Notes to the Financial Statements, the following new US accounting standards have been implemented:

        Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivatives and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, which establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts (collectively referred to as derivatives), and for hedging activities. The adoption of SFAS No. 133 did not have a material impact on the Group's financial position or results of operations.

        SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of" and provides a single accounting model for long-lived assets to be disposed of. The adoption of SFAS No. 144 did not have a material impact on the Group's financial position or results of operations.

Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

        The previous year's presentation of segmental information has been restated to comply with current year presentation, due to the disposal of Sensing Solutions, which has been reported as the sole discontinued operation.

	Year ended December 31
	2001	2000
	(£ millions)
Turnover
Communications
Performance Analysis Solutions Division	245.5	283.7
Service Assurance Solutions Division	185.1	5.5

	430.6	289.2
Network Products	170.4	181.4
Systems	124.0	135.4

Continuing operations	725.0	606.0
Discontinued operations	76.8	90.7

	801.8	696.7

Operating Profit before Goodwill Amortization and Exceptional Items
Communications
Performance Analysis Solutions Division	38.7	97.1
Service Assurance Solutions Division	44.7	1.5

	83.4	98.6
Network Products	15.3	25.3
Systems	6.1	2.7

Continuing operations	104.8	126.6
Discontinued operations	8.1	11.3

	112.9	137.9

   Turnover and operating profit

        Comparisons by segment are given below for ongoing businesses and operating profit and return on sales are stated before goodwill amortization and exceptional items.

  Communications

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	430.6	289.2	49	(4)
Operating profit before goodwill amortization and exceptional items	83.4	98.6	(15)	(40)
Return on sales before goodwill amortization and exceptional items (%)	19.4	34.1

        The financial year ended December 31, 2001 saw significant growth and progress by our Communications group through the acquisition at the end of 2000 of Hekimian. In 2001, we derived 80% of our ongoing operating profit from our Communications group, compared to 78% in 2000.

        The Communication group's turnover was £430.6 million for the year ended December 31, 2001, compared to £289.2 million for the year ended December 31, 2000, an increase of 49%. Organically, this represents a decline of 4%.

        Operating profit was £83.4 million for the year ended December 31, 2001, compared to £98.6 million for the year ended December 31, 2000, an decrease of 15%. Organically, this represents a decline of 40%.

        Return on sales, before goodwill amortization and exceptional items, decreased to 19.4% for the year ended December 31, 2001, compared to 34.1% for the year ended December 31, 2000. The majority of this reduction can be attributed to the Performance Analysis Solutions Division where the return was reduced to 15.8% compared to 34.2% for 2000. The Service Assurance Solutions Division's return on sales was maintained at 24.1% compared to 24.0% in 2000.

        Part of the reduction in return on sales can be attributed to the significant increase in product development spend which more than doubled to £73.0 million compared to £34.7 million in 2000, equivalent to 17% and 12% of sales, respectively, leading to a number of successful new product launches.

  Performance Analysis Solutions Division

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	245.5	283.7	(13)	(23)
Operating profit before goodwill amortization and exceptional items	38.7	97.1	(60)	(65)
Return on sales before goodwill amortization and exceptional items (%)	15.8	34.2

        Turnover of our Performance Analysis Solutions division was impacted significantly by decreased demand by the major network equipment manufacturers in North America and Europe. Sales to customers in Asia grew strongly. Manufacturing margins were maintained, but reduced volumes combined with increased product development spend resulted in a fall in the operating margin achieved. Turnover declined from £283.7 million for 2000 to £245.5 million, this represents an organic decline of 23%. Operating profit at £38.7 million compared to £97.1 million for 2000 declined organically by 65%.

        The Performance Analysis Solutions Division was directly affected by the downturn in the overall communications industry. This division's top customers were among those hardest hit by the telecoms downturn. Cost-cutting measures and continued focus on leading-edge product development in 2001 ensures that this division is now at a size we believe is appropriate for its current level of business and should be well positioned to respond rapidly to upturns in market spending.

  Service Assurance Solutions Division

	Year ended December 31
				Organic growth
	2001	2000	Growth
		Pro forma	%	%
	(£ millions)
Turnover	185.1	121.3	53	46
Operating profit before goodwill amortization and exceptional items	44.7	29.1	54	49
Return on sales before goodwill amortization and exceptional items (%)	24.1	24.0

        Amounts for December 31, 2000 are pro forma and include a full year's result for Hekimian.

        Turnover grew strongly, increasing organically by 46% over 2000, as the incumbent local exchange carriers in the United States increased demand for our test probes and software systems for service assurance applications. New customers added in the year further increased sales. Manufacturing margins and operating expenses were maintained in proportion to sales. Operating profit of £44.7 million compared to a pro forma for 2000 of £29.1 million grew organically by 49%.

        The Service Assurance Solutions Division won significant contracts from Verizon, SBC, Qwest and other major service providers. Contracts during 2001 for DSL and private line service assurance systems included the first large-scale deployments of CenterOp Sentry™, Perform™, Flow™ and Gateway™. These systems are the platform for Spirent Communications' next generation of service assurance solutions that encompass a variety of network services based on data, optical and wireless technologies.

        A major strategic initiative of the Service Assurance Solutions Division is to expand globally from its largely North American customer base. The division established a European sales and support infrastructure in 2001 and embarked upon the long-term selling cycle required to sell large-scale operations support systems, into Europe.

        Spirent Communications became the first service assurance provider to certify in hardware, software and services for the industry's stringent new TL-9000 quality standards for telecommunications systems.

  Network Products

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	170.4	181.4	(6)	(6)
Operating profit before goodwill amortization and exceptional items	15.3	25.3	(40)	(40)
Return on sales before goodwill amortization and exceptional items (%)	9.0	13.9

        In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions, but we believe our early restructuring actions enabled the business to remain fundamentally strong.

        Turnover at £170.4 million compared to £181.4 million in 2000, declined organically by 6% with a reduction in operating profit from £25.3 million to £15.3 million, an organic decline of 40%. Return on sales reduced by 4.9 percentage points to 9.0%

        During 2001 we completed a major restructuring of the global business, consolidating and extending customer-facing activities whilst reducing administrative and production resources to bring costs in line with changes in demand. The results of this restructuring will become fully effective in the first half of 2002.

        Despite the difficult market environment, the Network Products group continued to invest in its telecoms-related business to support future growth. The second half year also saw our small office/home office solutions translated into further contracts with a major UK telecom provider to create fully networked homes and offices. We are working to expand this concept into the United States and Europe.

        In 2001 we saw record annual sales of Autotools, which are automatic tools for the application of our fixing products. With each Autotool generating repeat sales of consumable products, the Autotool business represents an important source of ongoing revenue for the group.

  Systems

	Year ended December 31
				Organic growth
	2001	2000	Change
	(£ millions)%			%
Turnover	124.0	135.4	(8)	4
Operating profit before goodwill amortization and exceptional items	6.1	2.7	126	201
Return on sales before goodwill amortization and exceptional items (%)	4.9	2.0

        Systems turnover was £124.0 million for the year ended December 31, 2001 compared to £135.4 million for the previous year. This represents an organic increase of 4%, the reduction, in absolute terms being a result of non significant disposals in this business. Operating profit grew to £6.1 million, an organic increase of 201% with return on sales at 4.9%. The Systems group was able to report an increase in operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation program within the aerospace information and software systems businesses.

        Our Aviation Information Solutions (AIS) business made good headway, the expansion of our existing relationship with FedEx was expanded to supply 90 of their Airbus fleet with airborne file servers and software applications at an order value of some $10 million. Our AIS technology helps flight crew manage information and on-board software applications, improve logging of faults and reduce time spent on maintenance.

        Our motion controls business continued to deliver strong profitability in its existing wheelchair control business, with substantial improvement in efficiency and inroads into the access platform market.

        As previously discussed, we disposed of our aerospace components business in April 2002.

   Discontinued Operations

        In November 2001, we completed the sale of the equity and assets of our Sensing Solutions group to the General Electric Company for a cash consideration of $220 million (approximately £152 million).

        The net proceeds of the sale were used to reduce net debt. The sale represented a further step in Spirent's increasing focus on communications related activities. Under the terms of the transaction, all of the approximately 2,000 employees in the Sensing Solutions group transferred with the business.

        Combined Sensing Solutions revenues for the period up to divestment were £76.8 million with an operating profit for the combined Sensing Solutions businesses of £8.1 million.

  Cost of sales

        Cost of sales was £490.7 million for the year ended December 31, 2001 compared to £378.1 million for the year ended December 31, 2000, an increase of 30%. Cost of sales as a percentage of turnover was 61% in 2001 compared to 54% in 2000 due to the increasing investment in product development and reduced sales volumes. Cost of sales includes an exceptional charge of £14.2 million in respect of inventories in excess of 12 months' usage.

        Product development expenditure was £95.9 million compared to £60.3 million for the year ended December 31, 2000, an increase of 59%. Product development expenditure represented 12% of turnover, as compared to 9% in 2000 due to increased investment in our Communications group.

  Operating expenses

        Total operating expenses were £1,044.3 million for the year ended December 31, 2001 compared to £208.6 million for the year ended December 31, 2000, impacted by goodwill amortization and exceptional items as discussed below.

        Selling and distribution expenses were £156.0 million for the year ended December 31, 2001, compared to £126.3 million for the year ended December 31, 2000, an increase of 24%. As a percentage of turnover selling and distributions costs are 19.5% compared to 18.1% in 2000. The absolute increase is partly attributable to a full year's charge in respect of our 2000 acquisitions, but also to the emphasis being placed on global expansion within our Communications businesses particularly into Europe and the Far East.

        Administration expenses were £889.5 million for the year ended December 31, 2001, compared to £83.1 million for the year ended December 31, 2000, an increase of £806.4 million. Of this increase goodwill amortization accounted for £60.9 million due to the full-year impact of the acquisitions made in 2000, especially Hekimian. Exceptional items of £745.3 million have been charged in administration expenses in 2001, being £724.6 million of goodwill impairment, £11.3 million of reorganization costs, £5.2 million of debtor provisions and £4.2 million of acquisition retention bonuses. Excluding amortization expense and exceptional items, administration expenses increased in line with the growth of the business, representing 7% of turnover in 2001 and 8% in 2000.

        Other operating income, consisting of non-trading income net of any specific expenses relating to that income, amounted to £1.2 million for the year ended December 31, 2001 compared to £0.8 million for the year ended December 31, 2000, an increase of £0.4 million.

  Turnover and income from interest in joint venture

        Our share of turnover increased by 3% to £78.3 million (2000 £76.0 million) and our share of the operating profit decreased by 28% to £9.6 million (2000 £13.3 million).

        The business experienced a marked deterioration in market conditions during the second half of the year as a result of the downturn experienced in its market. Local management have undertaken actions to reduce costs. Against this background, the business continues to expand its market through delivery of a high level of product innovation.

  Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan, 3M/ECC in the Netherlands, and Caw Networks in the United States, acquired in October 2001, amounted to £1.3 million for the year ended December 31, 2001 compared to £2.7 million in the year ended December 31, 2000, the reduction was primarily due to a downturn experienced in Japan.

  Profit on disposal of tangible fixed assets

        During the year ended December 31, 2000, a profit of £3.2 million was made on the sale of two properties. There were no similar disposals in 2001.

  Profit/loss on disposal and closure of operations

        We have continued to dispose of our non-core activities. In November 2001, the Sensing Solutions group was sold to the General Electric Company for total consideration of $220 million (approximately £152 million). The net cash proceeds after expenses generated from the sale, of £147.1 million, have been used to reduce net borrowings, the tax liability associated with this transaction, estimated at £13.2 million, is payable in 2002.

        Other minor divestments and closures have taken place during the year, which have not materially affected our results.

        The net profit on divestment was £14.5 million after charging £65.1 million of goodwill previously written off to reserves.

  Net interest payable

        Net interest payable has reduced from £29.3 million in 2000 to £22.8 million, as we have benefited from the reduction of interest rates, primarily on the US dollar. Benefit has also been obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November 2001.

  Taxation

        Taxation amounted to £32.6 million in the year ended December 31, 2001 compared to £30.6 million in the year ended December 31, 2000. The effective tax rates after adjusting for goodwill amortization, exceptional items and the loss on disposal of operations were 29.4% and 30.3% in the years ended December 31, 2001 and 2000, respectively. It is anticipated that this rate is sustainable for 2002.

        We have implemented the requirements of Financial Reporting Standard (FRS) 19 "Deferred Tax", which requires substantially full provision to be made in respect of deferred taxation.

        The reported charge of £32.6 million (2000 £30.6 million) includes a tax charge of £13.2 million in respect of the profit on divestments.

Year Ended December 31, 2000 Compared with the Year Ended December 31, 1999

        The previous year's presentation of segmental information has been restated to reflect the sale of Sensing Solutions in 2001.

	Year ended December 31
	2000	1999
	(£ millions)
Turnover
Communications
Performance Analysis Solutions Division	283.7	114.7
Service Assurance Solutions Division	5.5	—

	289.2	114.7
Network Products	181.4	158.1
Systems	135.4	149.6

	606.0	422.4
Discontinued operations
Sensing Solutions	90.7	122.1

	696.7	544.5

Operating Profit before Goodwill Amortization and Exceptional Items
Communications
Performance Analysis Solutions Division	97.1	43.0
Service Assurance Solutions Division	1.5	—

	98.6	43.0
Network Products	25.3	21.8
Systems	2.7	10.8

	126.6	75.6
Discontinued operations
Sensing Solutions	11.3	14.4

	137.9	90.0

Turnover and operating profit

        Comparisons by segment are given below for ongoing businesses and operating profit is stated before goodwill amortization and exceptional items.

  Communications

	Year ended December 31
				Organic growth
	2000	1999	Growth
	(£ millions)%
Turnover
Performance Analysis Solutions Division	283.7	114.7
Service Assurance Solutions Division	5.5	—

	289.2	114.7	152	73

Operating profit before goodwill amortization and exceptional items
Performance Analysis Solutions Division	97.1	43.0
Service Assurance Solutions Division	1.5	—

	98.6	43.0	129	68

Return on sales before goodwill amortization and exceptional items (%)
Performance Analysis Solutions Division	34.2	37.5
Service Assurance Solutions Division	27.3	—
	34.1	37.5

        The financial year ended December 31, 2000 saw significant growth and strategic progress by our Communications group. In 2000, we derived 72% of our ongoing operating profit from our Communications group, compared to 50% in 1999.

        The Performance Analysis Solutions Division's turnover was £283.7 million for the year ended December 31, 2000, compared to £114.7 million for the year ended December 31, 1999, an increase of 147%. Of this increase, organic growth accounted for 73% with acquisitions, principally Zarak, contributing £14.5 million.

        Operating profit was £97.1 million for the year ended December 31, 2000, compared to £43.0 million for the year ended December 31, 1999, an increase of 126%. Organic growth contributed 68% of this increase.

        The Network Monitoring division achieved turnover of £5.5 million and operating profit of £1.5 million, a return on sales of 27.3% in 2000 in the short period since acquisition.

        Return on sales, before goodwill amortization and exceptional items, decreased to 34.1% for the year ended December 31, 2000, compared to 37.5% for the year ended December 31, 1999, as a result of our planned investment in product development, marketing and business development activities. Investment in new product development by the Communications group totaled £34.7 million, an increase of 140%.

   Network Products

	Year ended December 31
				Organic growth
	2000	1999	Growth
	(£ millions)%			%
Turnover	181.4	158.1	15	8
Operating profit before goodwill amortization and exceptional items	25.3	21.8	16	2
Return on sales before goodwill amortization and exceptional items (%)	13.9	13.8

        Network Products turnover was £181.4 million for the year ended December 31, 2000, compared to £158.1 million for the year ended December 31, 1999, an increase of 15%. Of this increase, acquisitions contributed £12.5 million.

        Operating profit was £25.3 million for the year ended December 31, 2000, compared to £21.8 million for the year ended December 31, 1999, an increase of 16%. Organic growth contributed 2% of this increase.

        Return on sales of 13.9% for the year ended December 31, 2000, was consistent with the 13.8% in the year ended December 31, 1999.

        The Network Products group made good progress in developing its telecoms-related business in 2000, which at £41.1 million which represents 23% of its turnover (1999 £20.8 million, representing 13%).

        We saw good growth in continental Europe and Brazil as a result of continued success in automotive and industrial applications. Elsewhere, the downturn in the US truck market depressed orders for our North American business. The further weakening of the euro exacerbated the already challenging conditions for UK exports.

  Systems

	Year ended December 31
				Organic change
	2000	1999	Growth
	(£ millions)%			%
Turnover	135.4	149.6	(9)	(3)
Operating profit before goodwill amortization and exceptional items	2.7	10.8	(75)	(68)
Return on sales before goodwill amortization and exceptional items (%)	2.0	7.2

        Systems turnover of £135.4 million for the year ended December 31, 2000 was 9% below £149.6 million for the year ended December 31, 1999.

        Operating profit decreased 75% to £2.7 million for the year ended December 31, 2000, compared to £10.8 million for the year ended December 31, 1999. Consequentially, return on sales also decreased to 2.0% for the year ended December 31, 2000, compared to 7.2% for the year ended December 31, 1999.

        The reduction in operating profit and return on sales in 2000 principally reflected the continued investment in the development and commercialization of our aerospace information and software systems. During 2000 investment in new product development increased by £2.7 million, with aerospace information and software systems accounting for £2.2 million of this new investment. A further £2.4 million of incremental new investment was made in developing the sales function in the Systems businesses.

        In addition we continued to see delays in major capital investment by the aviation industry as a result of airline consolidation and rationalization by aircraft manufacturers. During 2000 we undertook a restructuring program at a cost of £0.8 million.

  Discontinued Operation—Sensing Solutions

	Year ended December 31
				Organic change
	2000	1999	Change
	(£ millions)%			%
Turnover	90.7	122.1	(26)	14
Operating profit before goodwill amortization and exceptional items	11.3	14.4	(22)	(2)
Return on sales before goodwill amortization and exceptional items (%)	12.5	11.8

        Sensing Solutions turnover was £90.7 million for the year ended December 31, 2000, compared to £122.1 million for the year ended December 31, 1999, a decrease of 26%. The Thermal Management business which accounted for £50.0 million of turnover was sold in October 1999. For the remaining businesses, the turnover of the temperature and pressure sensor business increased by £11.2 million with organic growth and expansion in Korea. The humidity sensing businesses accounted for a further £6.3 million of this increase in turnover with an acquisition accounting for £3.9 million.

        Operating profit was £11.3 million for the year ended December 31, 2000, compared to £14.4 million for the year ended December 31, 1999, a decrease of 22%. Return on sales of 12.5% for the year ended December 31, 2000, increased from 11.8% in the year ended December 31, 1999. The Thermal Management business contributed £3.3 million of the profit for the year ended December 31, 1999.

        Return on sales and operating profit were impacted through our investment in sales and marketing in South Korea, a slowdown in the heating ventilation and air conditioning market and a one-off cost of £1.5 million from product rationalization undertaken in the final quarter.

  Cost of sales

        Cost of sales was £378.1 million for the year ended December 31, 2000 compared to £322.1 million for the year ended December 31, 1999, an increase of 17%. Cost of sales as a percentage of turnover was 54% in 2000 compared to 59% in 1999 due to the increasing proportion of higher margin Communications turnover.

        However, cost of sales included product development expenditure of £60.3 million compared to £39.1 million for the year ended December 31, 1999, an increase of 54%. Product development expenditure represented 9% of turnover, as compared to 7% in 1999 with the increase due to significant expenditure in the Communications group.

  Operating expenses

        Total operating expenses were £208.6 million for the year ended December 31, 2000 compared to £141.0 million for the year ended December 31, 1999, an increase of 48%.

        Selling and distribution expenses were £126.3 million for the year ended December 31, 2000, compared to £95.8 million for the year ended December 31, 1999, an increase of 32%. The increase is largely in line with the growth of the business as selling and distribution costs as a percentage of turnover amounted to 18% in both 2000 and 1999. Acquisitions added only £4.9 million to selling and distribution costs in the year ended December 31, 2000.

        Administration expenses were £83.1 million for the year ended December 31, 2000, compared to £47.9 million for the year ended December 31, 1999, an increase of 73%. Goodwill amortization accounted for 49% of the increase in administration expenses, mainly due to the full-year impact of the acquisitions made in 1999, especially Netcom and with the acquisitions of Hekimian, Net-HOPPER and Zarak adding a further £8.1 million to amortization expense during the year. As a result, amortization expense was £25.7 million (1999 £8.6 million), an increase of £17.1 million. Excluding amortization expense, administration expenses increased with the growth of the business, representing 8% of turnover in 2000 and 7% in 1999.

        Administration expenses in the year ended December 31, 2000 included £2.2 million (1999 £nil) of acquisition retention bonuses related to the acquisitions of Zarak and RW Data.

        Other operating income, consisting of non-trading income net of any specific expenses relating to that income, amounted to £0.8 million for the year ended December 31, 2000 compared to £2.7 million for the year ended December 31, 1999, a decrease of £1.9 million.

  Turnover and income from interest in joint venture

        Our Interconnection joint venture grew faster than the rest of its market in 2000 due to the launch of new patented products over the past 12 months, which now contribute substantially to the overall sales result. Interconnection's digital input/output modules and electronic interface products are enjoying fast growth due to the winning of some important projects, particularly in the North American market. Geographic expansion has continued, with strong growth in North America and Asia where activities in mainland China continue to develop better than anticipated.

        Operating margins have improved as a result of volume growth, which has utilized the increased capacity installed through prior years' capital investment.

        As a result, our share of turnover increased by 13% to £76.0 million (1999 £67.0 million) and our share of operating profit in the year ended December 31, 2000 increased to £13.3 million (1999 £9.5 million), partly reflecting favorable exchange rate movements between the pound sterling and the euro.

  Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan and 3M/ECC in the Netherlands, amounted to £2.7 million for the year ended December 31, 2000 compared to £2.3 million in the year ended December 31, 1999.

  Profit on disposal of tangible fixed assets

        During the year ended December 31, 2000, a profit of £3.2 million was made on the sale of two properties (1999 £nil).

  Loss on disposal and closure of operations

        The program of divesting non-core operations continued through the sale of five smaller companies, raising £9.9 million of cash proceeds. The reported loss on disposals of £18.1 million was after expensing goodwill previously charged to reserves of £19.9 million.

  Interest receivable and similar income

        Interest income and similar income amounted to £4.3 million for the year ended December 31, 2000, compared to £2.3 million for the year ended December 31, 1999, an increase of £2.0 million which is largely attributable to the improvements in operating cash flow.

   Interest payable

        Interest payable amounted to £33.6 million for the year ended December 31, 2000, compared to £15.1 million for the year ended December 31, 1999, an increase of £18.5 million. This was due to 2000 being impacted by a full-year charge for the acquisitions made in 1999.

  Taxation

        Taxation amounted to £30.6 million in the year ended December 31, 2000 compared to £30.2 million in the year ended December 31, 1999, an increase of 1%. The effective tax rates after adjusting for goodwill amortization, exceptional items and the loss on disposal of operations were 30.3% and 32.7% in the years ended December 31, 2000 and 1999, respectively. The effective tax rate for the year ended December 31, 2000 reflects the one-off benefit of a £6.4 million tax credit of the deferred payment in respect of the acquisition of Adtech. The decrease in the effective rate is also due to the tax benefit arising on the exercise of stock options of US employees and a reduced burden in overseas jurisdictions.

Liquidity and Capital Resources

        Our policy is to finance our operations through a combination of internal cash generation and external financing. The parent company raises the majority of the funding for the Company and its subsidiaries.

        Interconnection, which is a joint venture, puts in place its own local borrowing as and when required.

        Our objective is to maintain a balance between the security of funding and flexibility through the use of borrowings with a range of maturities. Accordingly, we maintain a combination of medium-term and long-term borrowings and committed facilities in order to ensure that sufficient financial resources are available to meet the medium-term requirement.

        We meet our medium-term borrowing requirements primarily through the use of two syndicated credit agreements, which provide for facilities of £257.5 million and $176 million. We provide for our long-term borrowing requirements through $218 million of senior loan notes as described below.

        Additionally, uncommitted borrowing lines are utilized as and when required.

        We believe that the present requirements of our existing businesses and future investment can be met through funds generated internally, divestment of businesses and financing we expect to be available to us.

        The divestment of Sensing Solutions in early November 2001 generated net cash of £147.1 million. This has been used to reduce net borrowings to £179.1 million at December 31, 2001. This represents a ratio of 16% (2000 18%) against shareholders funds, and 1.2 times reported earnings (2000 2.0 times) before interest, taxation, depreciation, amortisation and exceptional items.

        At December 31, 2001, we held £27.6 million of cash and £0.3 million of current asset investments.

        Most of our funds are held either in the United Kingdom or in the United States. There are no material amounts subject to restriction on repatriation to the parent company. Dividends are remitted through to the parent company as appropriate having considered the working capital needs of the individual subsidiaries.

        Interest rate exposures on debt and cash positions are managed when deemed appropriate, through the use of derivative instruments approved by our Board.

        At December 31, 2001 the amount of private placement debt was $218.0 million, equivalent to £149.3 million at December 31, 2001 exchange rates. Of these notes, $208 million have a final maturity of November 23, 2009 and $10 million have a maturity of November 23, 2006. The interest rates on these notes range from 7.94% to 8.75% per annum. An interest rate derivative was used to reduce the effective rate of $29.6 million of notes fixed at 8.75% to 8.28% over their ten-year life. A five-year interest rate swap for $115.0 million was put in place on November 23, 2001 which changes the effective interest from fixed to floating rate.

        Amounts available under the Spirent plc committed banking facilities were £378.0 million, of which £20.5 million was drawn (before debt issue costs) all in US dollars at December 31, 2001.

        The syndicated facilities comprise a $176 million (originally £125 million) amortizing multi-currency revolving credit facility maturing in June 14, 2004, a £100 million multi-currency revolving credit facility with a final maturity date of June 14, 2004 and a £107.5 million 364-day multi-currency revolving credit facility with a final maturity date of June 10, 2002.

        The amortizing multi-currency revolving credit facility reduced by $24 million in January 2002, and will reduce by $40 million in January 2003, $56 million in January 2004 and $56 million on the final maturity date June 14, 2004. The rate of interest on these facilities is currently the aggregate of LIBOR, a margin (0.625% at December 31, 2001) and mandatory costs. The margin for each facility will be adjusted as appropriate by reference to the Group's ratio of consolidated net debt to consolidated earnings before interest, tax, depreciation and amortization of goodwill and exceptional items.

        A £50 million 364-day multi-currency revolving credit facility with a final maturity date of June 10, 2002 is in place, this facility was undrawn at December 31, 2001.

        In 2002 we canceled our £107.5 million 364-day multi-currency revolving credit facility and our £50 million 364-day multi-currency revolving credit facility, both of which had a final maturity date of June 2002, as these facilities were no longer required. Other facilities will be put in place as and when determined appropriate.

        The current policy is that between 30% and 60% of Group net consolidated debt shall be at fixed rates of interest. Interest rates are closely monitored, enabling policies to be reviewed in relation to market changes. At December 31, 2001, the Group's borrowings were composed of 41% of fixed rate debt. This excludes $115 million (£78.8 million) of private placement notes that have been swapped into floating rates through the use of a five-year swap.

        At December 31, 2001, gross borrowings amounted to £207.0 million, comprising of £179.6 million of US dollar borrowings, £16.8 million of sterling borrowings and £10.4 million of euro borrowings, with the balance in a variety of other currencies. Approximately 93% of gross debt falls due for repayment in more than two years. Of the total gross debt 95% falls due for repayment in more than one year.

        Net interest payable was £22.8 million (2000 £29.3 million). A one percentage point movement in short term dollar interest rates based on the year end position would impact profit before tax by approximately £1.0 million. Interest cover as adjusted for goodwill amortization and exceptional items for 2001 has been maintained at 5.4 times (2000 5.3 times).

        Net capital expenditure for 2001 was £58.3 million (2000 £37.5 million). This increase is due to our investment in new facilities and software systems. We expect capital expenditure for 2002 will be in the range of £30 million to £35 million.

        A final dividend of 3.00 pence per share has been recommended which maintains the distribution for the year at 4.35 pence. The dividend is 1.8 times covered (2000 2.4 times) by headline earnings. The final dividend is payable in June 2002 and will result in a total cash outflow of approximately £27.6 million.

        On February 20, 2002 we announced that an agreement had been entered into for the sale of the aerospace component businesses, for cash consideration of $60 million (approximately £42 million). We completed the sale and received these proceeds in April 2002. The proceeds will be used to reduce net debt drawn under the syndicated facilities and for general corporate purposes.

Foreign Exchange

        Spirent faces currency exposures on trading transactions undertaken in foreign currencies and on translation of profits and net assets of overseas subsidiaries. The US dollar is the main currency to which the Group is exposed.

        The foreign currency management policy of the Group is to minimize the impact of fluctuations in exchange rates on future cash flows. Subsidiaries are required to hedge known material transaction exposures against their local currency with Group treasury at the time the exposure is identified. The decision whether or not to hedge these transactions through matching external foreign exchange contracts rests with Group treasury and depends on the size of the exposure and the current exchange rate.

        Net assets are held in a number of currencies at overseas subsidiaries and currency exposures arise when these are translated at the year end rates. The Group does not hedge balance sheet translation exposure but seeks to limit it by matching, where possible, the currency of its borrowings with that of such assets.

        We do not hedge profit translation exposures, as these are an accounting rather than a cash exposure. However, the currency of borrowing is determined, where possible, according to the currency profile of profits earned, which mitigates translation exposure by partially matching interest payments with profits.

        At December 31, 2001, our balance sheet translation exposure was 69% hedged (2000 69%).

        During the year, sterling weakened further against all the major currencies to which Spirent is exposed. The effect on profit before tax of translation was to increase profits on a year-on-year basis by £1.9 million.

        The US dollar is our largest single currency exposure and a movement against sterling by 1% if maintained over the whole year, would affect reported profits by approximately £0.7 million.

Research and Development

        With our continued commitment to innovation, investment in product development was increased by 59% to a new record level of £95.9 million in 2001 (2000 £60.3 million) representing, 12% of turnover (2000 9%).

        In 2001, our Communications group devoted 17% of its turnover to product development, which amounted to £73.0 million (2000 £34.7 million). A further £14.5 million (2000 £16.8 million) was invested by our Systems group. The remaining £8.4 million (2000 £8.8 million) was spent by our other businesses.

        In 2000, £34.7 million of the total investment in product development was incurred within our Communications group, representing 12% of its turnover. A further £16.8 million was invested in product development by our Systems group. This represented 12% of Systems turnover and was used mainly in the continued development of our aerospace maintenance software, GOLD™/AuRA™.

Factors That May Affect Future Results

        We operate globally in a dynamic and rapidly changing environment that involves numerous trends, risks and uncertainties. The risks and uncertainties facing our business are discussed more fully in the section entitled "Item 3. Key Information—Risk Factors", above. The following section lists some of those trends that have occurred and that we expect to have an effect on our business, financial condition or results of operations.

  •
  We derive a majority of our turnover and profits from the United States. Accordingly, our future turnover and profits could be harmed by a further economic downturn in the United States.

  •
  Our operating results could be harmed if the industries into which we sell our products, particularly the telecommunications industry, fail to grow, grow without requiring further technological development, or undergo changes in structure or practices.

  •
  We expect that the proportion of profits derived from Spirent Communications' products will increase due to our acquisitions in 2000, anticipated growth in demand created by the global investment being made by the telecommunications industry and rapid technological change, both driven by the expansion in traffic over the Internet.

Inflation

        Inflation has not had a significant impact on our results of operations during any of the periods reported.

Adoption of the Euro

        We incurred no significant costs in implementing the systems required to account for the euro. There have been no materially adverse effects on our business as a result of the launch of the new currency.

Differences Between UK GAAP and US GAAP

        The accounting policies under which the consolidated financial statements of our group are prepared conform with accounting principles generally accepted in the United Kingdom, or UK GAAP. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of goodwill, in-process research and development, share-based compensation and goodwill on businesses sold. The differences are described in more detail in note 37 of Notes to the Financial Statements included elsewhere in this annual report. The effect of these differences on profit attributable to shareholders is summarized below:

	Year ended December 31
	2001	2000	1999
	(£ millions)
(Loss)/profit attributable to shareholders in accordance with UK GAAP	(763.5)	50.7	43.5

Adjustments:
Amortization of intangible assets	(103.3)	(49.1)	(30.5)
Write off of IPR&D on acquisition	—	(27.4)	(11.2)
Goodwill impairment	33.5	—	—
Contingent consideration	(0.7)	(6.3)	(8.6)
Stock compensation	18.3	(26.1)	(12.4)
Profit on disposal of operations	35.8	13.9	16.4
Other	6.2	4.7	5.0

Total adjustments	(10.2)	(90.3)	(41.3)

Net (loss)/income in accordance with US GAAP	(773.7)	(39.6)	2.2

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Date of Birth	Position
James A.D. Wyness(1)(2)(3)	8/27/37	Acting Chairman of the Board; Non-Executive
Nicholas K. Brookes(3)	5/19/47	Chief Executive
My E. Chung	8/4/52	Executive Director; Group President, Communications
Eric G. Hutchinson	5/31/55	Finance Director
Marcus Beresford(1)(2)(3)	5/15/42	Non-Executive
Paul M.F. Cheng(2)(3)	10/19/36	Non-Executive
Göran Ennerfelt(1)(3)	3/6/40	Non-Executive
Richard M. Moley(2)(3)	3/10/39	Non-Executive

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

        Non-Executive Directors are appointed for a fixed three-year term of office upon expiry of which the Board will consider renewal of appointment pursuant to the Company's articles of association. The date of expiry for the current term of office is disclosed below for each Non-Executive Director. Executive Directors and members of senior management do not have fixed terms of office. Details of Executive Directors' service contracts including termination benefits (if any) are set out at Note 10 of Notes to the Financial Statements.

        Dr. George Sarney, formerly non-executive Chairman, died unexpectedly in April 2002. Pending appointment of a successor to Dr. Sarney, James Wyness, who is the Senior Independent Non-Executive Director, has been appointed Acting Chairman.

        James A.D. Wyness was appointed to the Board in 1979 and was appointed as the senior independent non-executive director following the appointment of the late Dr. Sarney as Chairman. He was previously Managing Partner and then Senior Partner of Linklaters, our UK legal advisers, from which he retired in 1997. He is non-executive Chairman of Saracens Limited. Mr. Wyness graduated M.A. LL.B. in law from Cambridge University. Mr. Wyness's current three-year term of office will expire on January 1, 2005.

        Nicholas K. Brookes joined as Deputy Chief Executive in July 1995 and was appointed Chief Executive in January 1996. Previously, Mr. Brookes was a Vice President of Texas Instruments Inc. and President of the Materials & Controls Group, based in the United States. He joined Texas Instruments in Spain in 1975 and in 1977 transferred to the United States and held several assignments within manufacturing, marketing and personnel. In 1980 he became Managing Director of Texas Instruments Canada and in 1986 was appointed Group Vice President responsible for Texas Instruments' operations in Europe. He was appointed a non-executive director of De La Rue plc in June 1997 and of Corporacion Financiera Alba S.A. in May 1999. Mr. Brookes is a Fellow of the Institute of Chartered Accountants in England and Wales.

        My E. Chung joined the Board in May 2001. He joined Spirent in July 1998 as Group President, Communications, a position he still holds. Previously, he was Division President of Telecommunications Techniques Corporation, or TTC. Having joined TTC in 1987 as National Sales Manager, Mr. Chung later became Director of Sales and Vice President of US Sales. In 1992, he became Division President with responsibility for the Network Services Division focusing on products used in the installation and maintenance of networks at customer premises. His responsibilities included product development, marketing, manufacturing and accounting. He was involved in setting TTC's strategic direction through a number of strategic partnerships and acquisitions. Mr. Chung's earlier career was spent at Hewlett Packard, where he spent 11 years in sales and sales management. Mr. Chung was awarded a BSEE from the New Jersey Institute of Technology in 1974.

        Eric G. Hutchinson was appointed Finance Director on January 1, 2000. He joined Spirent in 1983 and was appointed Chief Accountant in 1987. In 1997, Mr. Hutchinson was appointed Head of Corporate Accounting with responsibility for all financial reporting and control within Spirent. Mr. Hutchinson gained a BA with honors from Leicester University and undertook post-graduate research in Contemporary History at Trinity College, Oxford. He is a Fellow of the Chartered Association of Certified Accountants.

        Marcus Beresford was appointed to the Board in 1999. He is the Chief Executive of GKN plc. He graduated with an M.A. Mech. Sc. from St Johns College, Cambridge and is a Fellow of the Institute of Electrical Engineers, a Member of the Institute of Mechanical Engineers and a Companion of the Institute of Management. Mr. Beresford's current term of office will expire on May 21, 2002.

        Paul M.F. Cheng was appointed to the Board in 1996. He is a founding partner of China Key Consultants Limited. He was formerly Chairman of Inchcape Pacific Limited and NM Rothschild & Sons (Hong Kong) Limited as well as a member of Hong Kong's Legislative Council. He currently serves as an independent non-executive director of several listed companies on the Hong Kong Stock Exchange and is an adjunct professor at the business school of the Hong Kong University of Science and Technology. He holds an MBA from the Wharton Business School and currently serves as a member of the school's Asian Advisory Board. Mr Cheng's current term of office will expire on 31 July 2002.

        Göran Ennerfelt was appointed to the Board in December 2000 following completion of the acquisition of Hekimian Laboratories Inc.. Mr. Ennerfelt became President and Chief Executive Officer of Axel Johnson AB, a member of the Axel Johnson Group (as was Hekimian Laboratories Inc. before its acquisition) in 1979 having joined the company in 1966. He is Chairman of the Swedish Federation of Trade, the Board of Trustees of SNS (Center for Business and Policy Studies), the General Export Association of Sweden and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He also holds Board memberships of Svenska Handelsbanken, the Confederation of Swedish Enterprise and the Swedish National Committee of the International Chamber of Commerce and Samhall AB. Mr. Ennerfelt's current term of office will expire on December 19, 2003.

        Richard M. Moley was appointed to the Board in April 2000. He was previously a main board director and Senior Vice President of Cisco Systems, from where he retired in 1997. He currently serves as a non-executive director (formerly Chairman) of Netro Corporation and a number of other high tech companies including Linear Technologies Corporation, Echelon Corporation, Calient Systems Inc. and Polaris Networks, Inc.. Mr. Moley was a non-executive director of Netcom Systems, Inc. until we acquired Netcom in 1999. Mr. Moley holds a BSc in Electrical Engineering from Manchester University, an MSEE from Stanford University and an MBA from Santa Clara University. Mr. Moley's current term of office will expire on April 1, 2003.

Senior Management

        We consider our senior management to be those persons who are members of our Operations Management Committee. The names of these persons, their dates of birth and their positions with us, are listed in the following table:

Name	Date of Birth	Position
Nicholas K. Brookes	5/19/47	Chief Executive
My E. Chung	8/4/52	Executive Director; Group President, Communications
Paul R. Eardley	9/13/60	Company Secretary
Olivier Huon	12/7/58	Director of Business Development
Eric G. Hutchinson	5/31/55	Finance Director
W. Barry Phelps	3/7/47	Executive Vice President, Spirent Communications
Stephen J. Salmon	8/16/49	Group President, Network Products
Geoffrey P.L. Zeidler	12/23/62	President, Europe and Wireless, Spirent Communications

        Biographical information for Mr. Brookes, Mr. Chung and Mr. Hutchinson has been provided above, as they are also members of our Board. None of these individuals have fixed terms of office.

        Paul R. Eardley, was appointed Company Secretary on December 31, 2001. He joined Spirent as Company lawyer in 1998. He was appointed General Counsel in July 2001. Prior to joining Spirent Mr. Eardley spent five years as a partner in the UK law firm DLA and before that six years with the law firm Linklaters. Mr. Eardley graduated from the University of Manchester and is a solicitor.

        Olivier Huon was appointed Director of Business Development in July 2001. Mr. Huon joined Spirent from BT Wireless where he was Vice President of Business Development for Europe. Prior to this he served as Project Director, Business Development for BT's Worldwide Division, based in London. His earlier career was spent in investment banking as a Vice President of Clinvest in Paris and as an Assistant Director with Hill Samuel in London. He is a chartered accountant and holds degrees in accountancy and law from Université Paris II.

        W. Barry Phelps joined Spirent in June 1999, following its acquisition of Netcom Systems Inc. He was promoted to President, Telecom Test Division (now known as Performance Analysis Solutions Division) in December 2000 and became Executive Vice President in April 2002. Mr. Phelps is actively involved in corporate initiatives that enhance the development and implementation of the overall vision and strategy for Spirent Communications. Mr. Phelps has over 27 years of experience in financial and business management for high-technology companies. Prior to his position as Division President, Mr. Phelps was President and Chief Executive Officer of Netcom Systems, and Chairman and Chief Executive Officer of MICOM Communications, a division of Nortel. Mr. Phelps holds a BSc in Mathematics from St. Lawrence University and an MBA from the University of Rochester, N.Y.

        Stephen J. Salmon joined us in October 1973 as Special Projects Accountant. In 1985 he was promoted to Group Financial Controller and became a Group General Manager in 1995. In January 1997 he became Group President, Cable Management (now Network Products), holding responsibility for our Network Products businesses worldwide. Having qualified as a chartered accountant at 21, Mr. Salmon joined Courtaulds in 1970, where he worked until he joined us.

        Geoffrey P.L. Zeidler was appointed President, Europe and Wireless for Spirent Communications in December 2000. He has operational responsibility for our existing Wireless operations in New Jersey, Texas and the United Kingdom, and strategic responsibility for developing both the Telecom Test division and Network Monitoring division businesses into Europe. Mr. Zeidler joined us in October 1997 in the newly created position of Director of Business Development. His primary responsibilities were to lead and drive forward our acquisition program and to develop further our corporate and group business strategy. Previously Mr. Zeidler was a Director of Corporate Finance at

Robert Fleming & Co. leading the technology and industry specialist team. Mr. Zeidler has both an MA and an MSc in Manufacturing from Cambridge University.

        The following persons retired or resigned from the Operations Management Committee during the year ended December 31, 2001:

Michael Arnaouti
Richard Atkinson
L. John Knox
Helen Ralston
Carl Sheffer
Desmond Wilson

        Robert Potter retired from the Operations Management Committee with effect from March 31, 2002.

The Board of Directors and Committees of the Board

        The Board is ultimately responsible to shareholders for the good standing of the Company, the management of assets for optimum performance and the overall leadership and control of the Group. The Board meets formally at least six times a year, and additionally as circumstances require. A separate meeting is held annually to review and approve Group strategy. Other key matters, such as major acquisitions and divestments, annual budget and business plan approval, internal control and risk management policies, and approval of financial statements are specifically reserved to the Board.

        In relation to non-reserved matters, the Board is supported by four standing committees (see below) to which specific responsibilities and authorities have been delegated within formal terms of reference. These, together with the composition of each Committee, are reviewed annually to ensure that full and effective control is retained by the Board. Directors are expected to attend all Board and allocated Committee meetings.

        The Audit Committee is comprised of Mr. Wyness (Chairman), Mr. Beresford and Mr. Ennerfelt and meets no less than four times a year with the external auditors, the executive directors, the Head of Financial Control and the Head of Financial Reporting in attendance. It also meets with the external auditors in private following each meeting. Any director is entitled to attend meetings. Before reporting to our Board, the Audit Committee examines the financial reporting and accounting policies adopted, reviews our full and half year results and compliance with applicable accounting standards, and also reviews the scope, results and cost effectiveness of the audit. It has authority to investigate any matters relating to our financial affairs.

        As part of its assistance to the Board, the Committee examines the financial reporting and accounting policies adopted and reviews the Company's full and half year results (including post audit findings) and compliance with applicable accounting standards. It also reviews the effectiveness of the Group's internal control and risk management process and has authority to investigate any matters in relation thereto. Additionally, the Committee receives and reviews regular reports from the executive, senior management and the external auditors on internal control matters. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

        The Committee advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both their audit and non-audit work. It also assesses the objectivity of the auditors' services so that an independent and professional relationship is maintained.

        The Remuneration Committee is comprised of the independent non-executive directors, that is Mr. Beresford (Chairman), Mr. Cheng, Mr. Wyness and Mr. Moley and meets at least three times a year. The Committee is principally concerned with making recommendations to our Board on the framework of executive directors' remuneration and its cost and also with determining the specific remuneration package of each executive director and member of senior management, including incentive arrangements, pension rights and compensation payments.

        The Chief Executive is invited to attend all Remuneration Committee meetings but does not attend or participate in discussions of his own interests. No director is involved in determining his own remuneration, whether determined by the Committee or, in the case of non-executive directors, by the Board.

        The Nomination Committee is comprised of Mr. Wyness (Acting Chairman), Mr. Brookes, Mr. Beresford, Mr. Cheng, Mr Ennerfelt and Mr. Moley and meets at least once a year. The Committee is responsible for reviewing the composition and structure of the Board, and for making recommendations for new appointments to the Board for approval.

        The Acquisitions and Divestments Committee is comprised of Mr. Brookes (Chairman), Mr. Hutchinson and Mr Chung, and any two non-executive directors. The Committee is primarily concerned with the evaluation and approval of small acquisitions and divestments whose cash consideration does not exceed £25 million. Transactions above this value are referred to the full Board.

        In addition to the standing committees described above, the Chief Executive chairs the Operations Management Committee. This is a monthly meeting of the senior management and, following each meeting, the Chief Executive issues a summary report to the Board. The Operations Management Committee develops and oversees corporate strategy and reviews annual business plans, budgets and operational and financial performance. It agrees and monitors policies and other matters not reserved to the Board.

Compensation of Directors and Senior Management

        Our administrative, supervisory and management personnel consists of the same group of people we refer to as our senior management.

        The aggregate compensation paid, including benefits in kind, by us and our subsidiaries to all 19 persons who were members of our Board and senior management during the year ended December 31, 2001, as a group (including the six individuals who retired or resigned during the year), for services in all capacities for that year, totaled £4.4 million which sum includes certain severance payments and transaction related to bonuses in respect of individuals whose employment terminated during the year.

        The following table sets forth the total compensation for 2001 of each of our directors holding office during the year.

Executive Directors
	Remuneration and fees	Benefits	Total
	(£ thousands)
Nicholas K. Brookes	500.5	33.4	533.9
My E. Chung*	157.5	10.6	168.1
Eric G. Hutchinson	250.5	18.4	268.9
Non-Executive Directors
Marcus Beresford	37.0	—	37.0
Paul M. F. Cheng	35.0	—	35.0
Göran Ennerfelt	30.0	—	30.0
Richard M. Moley	35.0	—	35.0
George W. Sarney	200.0	3.3	203.3
James A. D. Wyness	37.0	—	37.0

*
Appointed May 9, 2001. A translation rate of £1 = US$ 1.44 has been used.

        Details of bonus and pension arrangements for our Executive Directors are set out at Note 10 of Notes to the Financial Statements.

Employees

        As of December 31, 2001, we employed approximately 5,443 employees, including approximately 3,608 employees in manufacturing and product development, approximately 1,333 selling and distribution employees and approximately 502 administrative employees. As of the same date, approximately 1,647 of our employees were located in the United Kingdom and approximately 2,645 were located in North America. The remainder were based in other locations in continental Europe, South America, Asia, Africa and Australasia. We are predominantly non-unionized with good labor relations and have no history of significant disputes.

Shares Held by Directors and Senior Management

        The following table sets forth, as of May 2, 2002, the beneficial and non-beneficial interests held in respect of the number of our shares by persons who were members of our Board of Directors. Other than Mr. Ennerfelt (see below), no director or other member of our senior management beneficially owns more than 1% of our shares.

	Beneficial Interests	Non-Beneficial Interests(1)	Options and Rights to Acquire Ordinary Shares	Performance units granted under Long Term Share Purchase Plan(2)	Rights under the Netcom Stock Appreciation Rights Plan
Executive Directors
Nicholas K. Brookes	127,083	26,315	1,926,021	428,199	—
My E. Chung(3)	8,113	39,620	1,895,078	88,893	42,740
Eric G. Hutchinson	48,539	12,171	1,003,190	90,849	—
Non-Executive Directors
Marcus Beresford	15,225	—	—	—	—
Paul M.F. Cheng	7,250	—	—	—	—
Göran Ennerfelt(4)	108,398,257	—	—	—	—
Richard M. Moley	10,000	—	—	—	—
James A.D. Wyness	46,037	—	—	—	—
Senior management as a group(3)	234,524	78,886	9,365,256	658,801	42,740
All directors and senior management as a group(3)	108,711,293	78,886	9,365,256	658,801	42,740

(1)
The non-beneficial interest in respect of Mr. Brookes and Mr. Hutchinson relates to a deferred cash bonus award earned during 2000 pursuant to the rules of the annual incentive bonus scheme. The bonuses were used to purchase shares in the market on February 28, 2001 and are being held in an employee share ownership trust for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in our employment, the beneficial share interests will be released to them. The non-beneficial interest in respect of Mr. Chung exists in a similar manner to that described for Mr Brookes and Mr Hutchinson, except that Mr Chung's interest arises from a deferred cash bonus of $175,000 made on a discretionary basis on May 9, 2001, in recognition of his promotion to the Board.

(2)
One performance unit equals one Ordinary share.

(3)
The total number of options and purchase rights to acquire Ordinary shares shown against Mr. Chung and against Senior Management include provisional interests in 6,122 purchase rights and 12,244 purchase rights, respectively, granted at a provisional exercise price of 135.0 pence per Ordinary share under the terms of the Company's US All Employee Stock Purchase Plan. The exercise price and number of purchase rights exercisable under this plan cannot be ultimately determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

(4)
Mr. Ennerfelt, who joined the Board on December 19, 2000 following completion of the acquisition of Hekimian Laboratories, is also President and Chief Executive Officer of Axel Johnson AB. He has the above connected beneficial interest in us through the shareholding of Lexa B.V. (an Axel Johnson Group company), which is the registered holder of our new Ordinary shares issued, credited as fully paid, as part consideration for the acquisition of Hekimian.

Share Schemes and Related Information

        We have 12 different share incentive plans under which employees currently may be granted share options, performance units or stock appreciation rights. This includes options outstanding under two Spirent share schemes that are now closed, and under three schemes that were assumed or adopted in connection with the acquisitions of Netcom, Zarak and Net-HOPPER.

        At May 2, 2002 the following options and purchase rights over Ordinary shares had been granted and remained outstanding under our various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant for the 3:1 share split effected in May 2000 and for the rights issues effected in 1993 and December 2000 in accordance with the individual scheme rules:

Option Scheme	Option Exercise Dates	Exercise Price Per Share (pence)	Number of Outstanding Options/ Purchase Rights
1985 Executive Share Option Scheme	05/13/95–04/26/05	84–108	144,127
1995 Executive Share Option Scheme	04/29/99–02/05/12	113–598	19,895,847
International Executive Share Option Scheme	04/11/98–04/10/05	104	174,139
Savings Related Share Option Scheme(1)	01/12/01–31/05/09	76–583	5,807,097
Netcom Amended and Restated Stock Option Plan	06/23/99–07/19/09	15–151	14,694,456
Zarak Amended and Restated Stock Option Plan	11/14/00–11/12/10	25–572	1,633,103
Net-HOPPER Amended and Restated Stock Option Plan	11/10/00–28/03/03	58	161,590
Spirent Stock Option Plan	05/11/01–24/04/09	72–617	71,772,271
US Stock Purchase Plan(2)	01/01/03	135	1,646,067
Global Share Purchase Plan(2)	01/01/03	135	72,853

Total			116,001,550

(1)
We have established a qualifying employee share ownership trust to honor the contractual commitment to deliver our shares against the valid exercise of outstanding options under the scheme. Spirent Quest Limited, a wholly-owned subsidiary, acts as sole trustee to our qualifying employee share ownership trust. As at May 2, 2002 the trustee held 3,789,836 Ordinary shares.

(2)
The exercise price and number of purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (usually 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of shares, less the applicable 15% discount, as at the date of grant.

        We also operated the Netcom Stock Appreciation Rights Plan and the Spirent Long Term Share Purchase Plan, both of which utilize shares purchased in the market and have not involved the issue of new shares. As at May 2, 2002 the following were outstanding under each plan:

Netcom Stock Appreciation Rights Plan

Rights Exercise dates	Rights Price (pence)	Number of Rights Outstanding
09/10/00–06/29/10	182–416	4,332,492

Long Term Share Purchase Plan

Performance Unit Vesting Dates	Value of Performance Unit (pence)	Number of Performance Units
06/18/05–04/09/07	166–334	702,743

        Shares held to satisfy awards under the Netcom Stock Appreciation Rights Plan and our Long Term Share Purchase Plan are currently held in trust. At May 2, 2002 the trust held 8,986,099 Ordinary shares, all of which are the subject of outstanding grants under the Netcom Stock Appreciation Rights Plan and our Long Term Share Purchase Plan.

        Further information on our Share incentive plans are provided in note 32 of Notes to the Financial Statements included elsewhere in this document.

        The following tables provide further summary information in respect of options and other rights to purchase our Ordinary shares and awards of performance units under the Spirent Long Term Share Purchase Plan for each of our directors as at May 2, 2002. Other than as set forth below, none of our directors holds any options to purchase our shares or performance units under the Long Term Share Purchase Plan. Each option or performance unit was granted without monetary consideration. Information relating to ownership of share options or performance units by employees, other than executive directors, is not required to be, and has not been, disclosed by us in the United Kingdom. Our directors and senior management as a group held options and purchase rights to purchase 9,365,256 shares and also 658,801 performance units as of May 2, 2002.

Options to Acquire Shares—Directors

	Plan Type(1)		Options over /rights to acquire Ordinary Shares	Date of Grant	Exercise Price (pence)	Date First Exercisable	Expiry Date
N K Brookes	ESOS		221,068	09.30.96	136	09.30.99	09.29.06
	ESOS		15,886	10.21.96	109	01.01.02	06.30.02
	SRSOS		30,410	04.23.97	118	04.23.00	04.22.07
	ESOS		43,922	04.27.98	152	04.27.01	04.26.08
	ESOS		149,590	05.11.00	334	05.11.03	05.10.10
	ESOS		205,000	04.09.01	305	04.09.04	04.08.11
	SRSOS		18,145	10.05.01	93	12.01.06	05.03.07
	ESOS		468,000	04.02.02	134	04.02.05	04.02.12
	ESOS		774,000	05.02.02	113	05.02.05	05.02.12
M E Chung	ESOS		93,482	07.16.98	163	07.16.01	07.15.08
	ESOS		112,734	04.01.99	133	04.01.02	03.31.09
	SCSOP		341,921	05.11.00	334	05.11.01	05.10.07
	ESOS		65,819	05.11.00	334	05.11.03	05.10.10
	SARP		42,740	05.12.00	335	05.12.01	05.11.10
	SCSOP		250,000	12.08.00	613	12.08.01	12.07.07
	SCSOP		195,000	04.09.01	305	04.09.02	04.08.08
	ESOS		80,000	04.09.01	305	04.09.04	04.08.11
	SPP	(2)	6,122	01.01.02	135	01.01.03	01.01.03
	SCSOP		750,000	04.02.02	134	04.02.03	04.01.09
E G Hutchinson	ESOS		17,652	04.27.95	108	04.27.98	04.26.05
	SRSOS		1,464	10.31.95	106	12.01.02	05.31.03
	ESOS		42,928	04.29.96	140	04.29.99	04.28.06
	ESOS		33,786	04.23.97	118	04.23.00	04.22.07
	ESOS		29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS		12,363	10.22.98	83	01.01.06	06.30.06
	ESOS		75,156	04.01.99	133	04.01.02	03.31.09
	ESOS		55,562	05.11.00	334	05.11.03	05.10.10
	ESOS		105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS		8,693	10.05.01	93	12.01.08	05.31.09
	ESOS		234,000	04.02.02	134	04.02.05	04.02.12
	ESOS		387,000	05.02.02	113	05.02.05	05.02.12

(1)
Key to plan type:

  ESOS—Executive Share Option Scheme: options held under these schemes include specific performance conditions which are required to be satisfied prior to the vesting of any option are described in note 32 of Notes to the Financial Statements.

  SRSOS—Savings Related Share Option Scheme: options held under this scheme, which is open to all UK eligible employees, including executive directors, is described in note 32 of Notes to the Financial Statements.

  SCSOP—Spirent Communications Stock Option Plan: this is a discretionary plan operated primarily for the benefit of selected employees within the Communications group. The Plan is described further in note 32 of Notes to the Financial Statements.

  SARP—Stock Appreciation Rights Plan: this discretionary plan was introduced on an interim basis to replace a similar pre-existing plan for certain employees within the Communications group. The Plan is described in note 32 of Notes to the Financial Statements.

  SSP—US Stock Purchase Plan: a savings-related all-employee share plan offered to US employees on a similar basis to the SRSOS in the UK. The key difference being that the number of shares subject to the Plan cannot be determined at the outset. The Plan is described in greater detail in note 32 of Notes to the Financial Statements.

(2)
The exercise price and number of purchase rights exercisable under this plan cannot be ultimately determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share as at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

Performance Units Under the Long-Term Share Purchase Plan—Directors

Name	Performance Units(1)	Date of Grant	Value on Date of Award (pence)	Vesting Date Subject to Performance Criteria being Achieved
Nicholas K. Brookes	219,719	6/18/99	166	6/18/05
	85,480	5/11/00	334	5/11/06
	123,000	4/9/01	305	4/9/07
My E. Chung	38,893	5/11/00	334	5/11/06
	50,000	4/9/01	305	4/9/07
Eric G. Hutchinson	28,849	5/11/00	334	5/11/06
	62,000	4/9/01	305	4/9/07

(1)
One performance unit equals one Ordinary share.

Rights under the Netcom Stock Appreciation Rights Plan—Directors

	Number of Rights	Rights Price (pence)	Date of Grant	Date first Exercisable	Expiry Date
Nicholas K. Brookes	—	—	—	—	—
Eric G. Hutchinson	—	—	—	—	—
My E. Chung	42,740	335	5/15/00	5/15/01	5/14/10

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The table below sets forth certain information regarding notifiable interests in our shares as of May 2, 2002 for each person notified to us who owns more than 3% of our shares.

Name of Substantial Shareholder	Number of Shares Held	Percentage Held
Lexa B.V.(1)	108,398,257	11.61
Prudential plc	46,027,172	4.93
Halifax plc	33,558,187	3.59
CGNU plc	28,486,374	3.05
Legal & General plc	28,145,053	3.01

(1)
We acquired Hekimian Laboratories in December 2000 through the acquisition of the entire issued share capital of Lexa International Corporation, the indirect parent company of Hekimian. Part of the acquisition consideration was satisfied by the issue of the number of shares as shown above. Lexa B.V. is controlled by Mrs. Antonia Ax:son Johnson, who is the ultimate controlling party. Mrs. Johnson is the spouse of Mr. Ennerfelt, a Non-Executive Director of Spirent plc.

        To our knowledge, as of May 2, 2002, no other shareholder held more than 3% of our issued shares.

        The acquisitions made during 2000 were each funded in part through the issue of Ordinary new shares, which resulted in the dilution of the relative holdings of shareholders existing prior to these transactions and a new significant shareholder as shown in the table above. In addition, the ongoing exercise of stock options and purchase rights under various employee stock plans continues to further dilute the relative holding of significant shareholders.

        Thus at February 28, 2001, Lexa BV was our largest shareholder with 11.7% of our issued share capital. Prudential plc was our second largest shareholder with 5.03% of our issued share capital. At March 2, 2000, Prudential was our largest shareholder, holding 10.96% of our issued share capital and Halifax was our second largest shareholder, with 4.94% of our issued share capital. At March 10, 1999 Prudential was our largest shareholder, holding 10.10% of our issued Ordinary shares, and Halifax plc was still the second largest shareholder, with 4.89% of our issued share capital. At March 18, 1998 Prudential was our second largest shareholder, holding 5.92% of our issued Ordinary shares, and Halifax plc was our third largest shareholder, with 3.93% of our issued share capital. Our largest shareholder at March 18, 1998 was Scottish Widows Fund and Life Assurance Society holding 7% of our issued share capital. However, by March 10, 1999 this shareholder no longer owned more than 3% of our shares.

        Under Sections 198-201 of the Companies Act 1985 shareholders have a duty to give notice to a company when their beneficially held interest first reaches 3% of the issued share capital, when it falls below that level and when the beneficially held interest changes by at least one percentage point. If a shareholder holds beneficial and non-beneficial interests of 10% or more of the issued share capital, they must notify the company when the aggregate holding falls below that level and when aggregate holdings change by at least one percentage point. Once a shareholder has beneficial and non-beneficial interests representing less than 10% of the issued capital, only the beneficially held element of the shareholding needs be disclosed. As a result of these differing reporting and notification requirements, the figures given in the paragraph above may show a volatility in the holdings of our larger investors which is not representative of the true figure.

        The shareholders listed in the above table do not have voting rights different from those of our other shareholders.

        As at May 2, 2002, 24,154,588 of our Ordinary shares were held by shareholders who had a US address on the share register. There were 113 record holders of our Ordinary shares in the United States. As at May 2, 2002, 2,331,620 Ordinary shares represented by ADSs were held in the United States, of which 1,094,044 are registered to the Depository Trust Company. As the share register does not hold records of trusts or complete details of nominees holdings, it is possible that there are greater numbers of beneficial shareholdings held by residents in the United States. We believe approximately 8% of our Ordinary issued share capital is held by US investors either directly, via the ADS facility or via nominee accounts.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or other corporations, by any foreign government or by any other natural or legal person or persons severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of our control.

Related Party Transactions

        We have not engaged in any related party transactions since January 1, 2001, other than any such transactions between us and our subsidiaries or among our subsidiaries.

ITEM 8.    FINANCIAL INFORMATION

Historical Financial Information

        Our audited consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 are set out elsewhere in this annual report.

        Earnings and dividends per share for prior periods have been restated to reflect the 3:1 share split approved by our shareholders on May 11, 2000.

Significant Changes

        No significant change has occurred to our financial position since December 31, 2001, the date of the most recent financial statements included in this annual report.

Dividend Policy

        The Board discusses whether to declare or recommend a dividend and the amount of such dividend for the half-year and the year in light of the results to be declared for these periods. It also takes into consideration the prospects for our business and its needs. The Board recommended, and the shareholders approved at the annual general meeting in May 2002, a final dividend of 3.00 pence for the year ended December 31, 2001, making a total dividend for that year of 4.35 pence. The final dividend is available to ordinary shareholders and ADR holders on record as at May 10, 2002. The final dividend is due to be paid to ordinary shareholders and ADR holders on June 5, 2002 and June 17, 2002, respectively. This compares to a final dividend for the year ended December 31, 2000 of 3.00 pence and a total dividend that year of 4.35 pence.

        Under English law, payment of dividends is subject to the Companies Act, which requires that all dividends be approved by our board of directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and UK GAAP, which differ in some respects from US GAAP. If we declare dividends holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement.

ITEM 9.    THE OFFER AND LISTING

        Our American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol SPM. Each ADS represents four Ordinary shares. ADSs are evidenced by American depositary receipts, or ADRs. Our Ordinary shares have a nominal value of 3 1/3p each.

        Our shares are listed on the UK Listing Authority's Official List and traded on the London Stock Exchange. Until May 15, 2000, our shares traded on the London Stock Exchange under the ticker symbol BWTH and, since May 15, 2000, they have traded under the ticker symbol SPT. We established a "sponsored" ADR facility in 1999 to facilitate over-the-counter trading in our shares by US investors, but there was no regular public market for our shares in the United States. In order to list our ADSs on the New York Stock Exchange, we filed a registration statement on Form 20-F in June 2001 and became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. See "Item 10 Additional Information—Documents on Display".

        The following table shows, for the periods indicated, the high and low closing price of a Spirent share as reported in the Daily Official List of the UK Listing Authority, as adjusted for the 3:1 share split which took effect in May 2000 and the bonus element of the 5:24 rights issue completed in December 2000 and the high and low closing price of our ADSs on the New York Stock Exchange since we listed on July 10, 2001.

	Spirent Shares			Spirent ADSs
	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
	(£)		No. of shares ('000)	($)		No. of ADSs
Most recent six months
April 2002	1.34	1.00	4,757	7.99	6.00	1,945
March 2002	1.59	1.26	4,946	8.85	7.41	670
February 2002	1.69	1.29	6,379	9.35	7.30	2,621
January 2002	1.92	1.58	5,367	11.00	9.35	953
December 2001	1.98	1.53	6,054	11.05	8.70	3,180
November 2001	1.99	1.20	9,862	11.25	6.95	10,576
Two most recent full financial years and subsequent period
2002
Second quarter (through April 30, 2002)	1.34	1.00	4,757	7.99	6.00	1,945
First quarter	1.92	1.26	5,557	11.00	7.30	1,355
2001
Fourth quarter	1.99	0.72	9,572	11.25	4.50	5,275
Third quarter	2.29	0.83	7,182	11.50	5.15	5,306
Second quarter	4.39	1.70	7,602	NA	NA	NA
First quarter	6.10	3.49	6,051	NA	NA	NA
2000
Fourth quarter	6.88	5.15	4,473	NA	NA	NA
Third quarter	6.66	3.83	3,467	NA	NA	NA
Second quarter	4.47	3.07	1,641	NA	NA	NA
First quarter	4.41	2.78	2,986	NA	NA	NA
Five most recent full financial years
2001	6.10	0.72	7,655	11.50	4.50	5,289
2000	6.88	2.78	3,116	NA	NA	NA
1999	3.35	1.06	2,350	NA	NA	NA
1998	1.87	0.95	1,611	NA	NA	NA
1997	1.42	0.91	1,196	NA	NA	NA

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Our registration statement on Form 20-F which we filed with the SEC on June 27, 2001, contains a full description of our Memorandum and Articles of Association under "Item 10. Additional Information," which is incorporated herein by reference.

Material Contracts

        Following is a summary of the contracts entered into by any member of our group during the last two years which are material to our group as a whole:

  •
  Supplemental Agreement dated March 6, 2002 between Spirent plc and HSBC Investment Bank plc as agent, pursuant to which the facility granted under the credit facility dated June 14, 1999, was reclassified from an amortizing term loan facility to an amortizing revolving credit facility.

  •
  Stock and asset purchase agreement dated February 19, 2002 between Spirent International Inc, Autronics Corporation, Penny & Giles International plc, Spirent GmbH, Spirent plc and Curtiss-Wright Flight Systems Inc under which we divested certain assets and shares of our aerospace components businesses for an aggregate cash consideration of $60 million. The divestment was completed on April 1, 2002.

  •
  Stock purchase agreement dated September 10, 2001 between Spirent plc, Spirent BV, Spirent International Inc, Spirent GmbH and the General Electric Company under which we divested our Sensing Solutions group of companies for an aggregate cash consideration of $220 million. The divestment was completed on November 9, 2001.

  •
  Credit facility dated December 15, 2000 arranged by Deutsche Bank AG London and HSBC Investment Bank plc for revolving loan facilities of £50 million. In accordance with the terms of the agreement the facility has been extended until June 10, 2002.

  •
  Stock purchase agreement dated November 16, 2000 between Lexa BV, Antonia Ax:son Johnson, Spirent plc and Spirent Holdings Corporation under which we purchased Hekimian Laboratories Inc., through the acquisition of Lexa International Corporation, for aggregate consideration of £1.17 billion. Of the total consideration, £500 million was paid in cash, raised by way of a rights issue and the remaining consideration was satisfied by issuing 108,398,257 of our new Ordinary shares. The agreement contains restrictions on the vendors' ability to sell most of the consideration shares. The restrictions on about 43.4 million of these shares lapsed upon the announcement of our interim financial results for the period ended June 30, 2001 which occurred on August 30, 2001. The restrictions on the balance of the shares lapsed upon the announcement of our results for the year ended December 31, 2001 which occurred on February 20, 2002. The acquisition was completed on December 18, 2000. Approximately 21.7 million of the shares used for consideration for the Hekimian acquisition will be held in escrow for a period of one to four years in respect of certain indemnity obligations of the vendors.

  •
  Underwriting Agreement dated November 16, 2000 between Spirent plc and the underwriters NM Rothschild & Sons Limited, Salomon Brothers International Limited and Cazenove & Co under which the underwriters agreed to procure subscribers for our shares in a rights issue or failing that to subscribe for those of our shares not taken up in the rights issue. We paid to the underwriters a commission of 0.625% of the value of our shares which were the subject of the rights issue. The agreement contains customary warranties and indemnities in favor of the underwriters.

  •
  Supplemental agreement dated November 15, 2000 between Spirent plc and HSBC Investment Bank plc, as agent, pursuant to which the facility granted under the credit facility dated June 14, 1999 was has been extended to a maturity date of June 11, 2001. The facility has subsequently been extended in accordance with its terms to a final maturity date of June 10, 2002.

  •
  Agreement dated October 16, 2000 between Net-HOPPER Systems Inc., Spirent plc, JackRabbit Merger Corporation, Vincent Dugan and others, where we purchased the entire share capital and outstanding options for an initial consideration of $85 million and further performance related consideration of up to $10 million. The initial consideration was, and performance related consideration if any will be, payable in our Ordinary shares and in rolled-over options to purchase our Ordinary shares.

  •
  Agreement and plan of merger dated September 8, 2000 between Spirent plc, Cronos Acquisition Corp., Zarak Systems Corporation and Iain Milnes as agent for all shareholders and option holders in Zarak for a total consideration of £279.4 million. Of the total consideration approximately £16.8 million was satisfied through the rollover of outstanding vested and unvested options over Zarak shares into options over approximately four million new Spirent shares on substantially similar terms. Part of the consideration for the Zarak acquisition was paid in our Ordinary shares.

  •
  Note purchase agreement, dated November 23, 1999, entered into with several US institutional investors under which they purchased an aggregate of $218 million senior unsecured notes. Of this amount, $208 million have a final maturity of November 23, 2009, and $10 million have a maturity of November 23, 2006. The interest rates on the notes range from 7.94% to 8.75% per annum, and in connection with the issuance of the notes, there was a repurchase of $75 million of 6.89% senior notes due 2003, representing all such notes then outstanding.

  •
  Agreement dated August 23, 1999 between Bowthorpe plc, Bowthorpe BV, Bowthorpe International Inc., Bowthorpe GmbH and Aavid Thermal Technologies Inc., whereby we sold our thermal management business for consideration of $79.0 million in cash.

  •
  Credit facility agreement, dated June 14, 1999 for loan facilities of £440 million for Bowthorpe plc arranged by Deutsche Bank AG London, and HSBC Investment Bank plc. Part of the facility was reduced following the receipt of proceeds from the issue of senior notes to certain US institutions. The facilities as at December 31, 2001 comprised a $176 million amortizing term loan facility with a final maturity date of June 14, 2004, a £100 million multi-currency revolving credit facility with a final maturity date of June 14, 2004 and a £107.5 million multi-currency 364 day revolving facility. The 364-day facility has been extended by the banks in accordance with the terms of the agreement to a maturity date of June 10, 2002. The $176 million multi-currency revolving credit facility is amortizing and reduced by $24 million in January 2002, and further reduces by $40 million in January 2003, $56 million in January 2004 and $56 million on the maturity date, June 14, 2004.

  •
  Agreement and plan of merger dated June 14, 1999 between Netcom Systems, Inc., Norman Acquisition Co., Bowthorpe Financing Co and the Stockholders of Netcom Systems, Inc. in respect of Netcom Systems, Inc. The total consideration paid was $463.6 million. Of the total consideration, $44.5 million was satisfied through the roll-over of outstanding vested and unvested options over Netcom shares into options over Spirent shares on substantially similar terms.

Exchange Controls

        There are currently no UK foreign exchange control restrictions on the conduct of our operations or the remittance of dividends. Any dividends we pay to holders of the shares or ADSs may be subject to UK or other taxation. See "Taxation" below, for a more detailed discussion of the tax consequences of investing in the shares or ADSs. There are no restrictions under our Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign holders to hold or vote our shares.

Taxation

        The following discussion summarizes the material US federal income tax and UK tax consequences of the acquisition, ownership and disposition of our Ordinary shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of Ordinary shares or ADSs and the dividends on them and you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States or any state thereof or the District of Columbia; or

  •
  otherwise subject to US federal income tax on a net income basis in respect of the Ordinary shares or ADSs.

        This summary applies only to holders who will hold our Ordinary shares or ADSs as capital assets. This summary is based:

  •
  upon current UK tax law and US tax law, and UK Inland Revenue and US Internal Revenue Service practice;

  •
  upon the United Kingdom-United States Income Tax Convention (the Treaty) as in effect on the date of this annual report and the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this annual report; and

  •
  in part upon representations of The Bank of New York, as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to US expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors that use a mark-to-market accounting method, holders who hold ADSs or Ordinary shares as part of hedging, straddling, or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for US tax purposes is not the US dollar. In addition, the following summary of UK tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, ordinarily resident in the United Kingdom for UK tax purposes;

  •
  your holding of ADSs or shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

  •
  you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

        You should consult your own tax advisors as to the particular tax consequence to you under UK, US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary shares. For US federal income tax purposes, holders of ADSs will be treated as owners of the underlying Ordinary shares attributable thereto and the discussion of US federal income tax consequences to holders of ADSs applies as well to holders of Ordinary shares.

  United Kingdom Tax Consequences

        The following discussion of material UK tax consequences is the opinion of Linklaters & Alliance, our UK counsel.

  Taxation of Dividends and Distributions

        Under current UK taxation legislation, no tax will be withheld from cash dividend payments by us.

        US holders of Ordinary shares or ADSs will not receive any payment from the UK Inland Revenue in respect of any tax credit on dividends paid by us. This is because the income tax treaty provides for a notional UK withholding tax, at the rate of 15%, which exceeds the tax credit of 10% to which an individual resident in the United Kingdom would have been entitled had he received the dividend.

  Taxation of Capital Gains

        You will not ordinarily be liable for UK tax on capital gains realized on the sale or other disposal of Ordinary shares or ADSs, such Ordinary shares or ADSs are or have been used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency.

        A holder of Ordinary shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom but who again becomes resident or ordinarily resident in the United Kingdom within a period of, broadly, less than five years and who disposes of Ordinary shares or ADSs during that period may also be subject to UK tax on capital gains, notwithstanding that he is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

  United Kingdom Inheritance Tax

        The Ordinary shares and ADSs are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under special rules relating to long residence or previous domicile. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements holding Ordinary shares or ADSs, bringing them within the charge to inheritance tax.

        An Ordinary share or ADS held by an individual whose domicile is determined to be the United States for the purposes of the estate tax treaty, and who is not a national of the United Kingdom for the purposes of the estate tax treaty generally will not be subject to UK inheritance tax on the individual's death or on a gift of the Ordinary share or ADS during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid except where the Ordinary share or ADS:

  •
  is part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom; or

  •
  pertains to a fixed base in the United Kingdom of the individual used for the performance of independent personal services.

        In the exceptional case where the Ordinary shares or ADSs are subject to both UK inheritance tax and US federal gift or estate tax, the estate tax treaty generally provides for the tax paid in the United Kingdom to be credited against federal income tax in the United States or for federal tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in the estate tax treaty.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)

        UK stamp duty or SDRT will (subject to specific exceptions) be payable at the higher rate of 1.5% (rounded up to the nearest £5) of the amount or value of the consideration or in some circumstances the value of shares in registered form on a transfer:

  •
  to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

  •
  to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of Ordinary shares in registered form to the Custodian for deposits under the ADR deposit agreement. SDRT, at the rate of 1.5% of the value of the Ordinary shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to that SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of Ordinary shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total. In accordance with the terms of the ADR deposit agreement, any tax or duty payable by the Custodian on any such transfers of Ordinary shares in registered form will be charged by the Custodian to the party to whom ADRs are delivered against such transfers.

        Clearance services may opt, with the UK Revenue's approval, under certain conditions for the normal rates of SDRT to apply to a transfer of shares into and to transactions within, the service instead of the higher rate applying to a transfer of shares into the clearance service.

        No UK stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT.

        Subject to some exceptions, a transfer or sale of Ordinary shares in registered form will attract ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer will normally be payable on an agreement to transfer shares. If, within six years of the date on which such agreement was made (or, if such agreement was conditional, the date on which the condition is satisfied), an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be canceled. SDRT is chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

  United States Federal Income Tax Consequences

        The following discussion of material US federal income tax consequences is the opinion of Debevoise & Plimpton, our US counsel.

Taxation of Dividends

        The gross amount of a distribution paid on an Ordinary share or ADS, including the full amount of any related UK tax credit, will be a dividend for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the US federal income tax law.

        The amount of any distribution will equal the fair market value in US dollars of the pounds sterling or other property received on the date received by you in the case of Ordinary shares, or by The Bank of New York, as depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed, equal to the dollar value of pounds sterling on the date received by you, in the case of Ordinary shares, or by The Bank of New York in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of pounds sterling will generally be US source ordinary income or loss.

        Subject to complex limitations and the requirement of making appropriate elections on your US federal income tax return, the UK notional withholding tax will be treated for US tax purposes as a foreign tax that may be claimed as a foreign tax credit against your US federal income tax liability. You should be aware, however, that under the recently signed but not yet effective US/UK treaty, you will no longer be able to claim such a credit. Dividends, if any, distributed by us will generally be categorized as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits for US tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors to determine whether and to what extent a credit would be available.

Taxation of Capital Gains

        Upon the sale or exchange of an Ordinary share or ADS, you will recognize a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Ordinary share or ADS. Subject to the discussion below under ``Passive Foreign Investment Company Considerations," such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as US source gain or loss. If you are an individual, any such capital gain will generally be subject to US federal income tax at a maximum rate of 20% if you have held the Ordinary share or ADS for more than one year.

        The surrender of ADSs in exchange for Ordinary shares and the surrender of Ordinary shares in exchange for ADSs will not be a taxable event for US federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Considerations

        We believe that we will not be treated as a passive foreign investment company (PFIC) for US federal income tax purposes for our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

  •
  75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

        If we were classified as a PFIC, you would be subject to certain adverse US tax consequences, including the possible characterization of gain with respect to the Ordinary shares or ADSs as Ordinary and the possible imposition of an interest charge on taxes you would be deemed to have deferred.

        You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of Ordinary shares or ADSs.

United States Information Reporting and Backup Withholding

        Dividend payments with respect to Ordinary shares or ADSs and proceeds from the sale, exchange or redemption of Ordinary shares or ADSs may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9 in the case of US persons and on IRS Form W-8 in the case of non-US persons. Treasury regulations applicable to payments made on or after December 31, 2000, generally expand the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

        Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

        We are subject to the reporting requirements of the Exchange Act, as applicable to foreign private issuers. In accordance with the requirements, we will file annual reports on Form 20-F with, and furnish other information under cover of Form 6-K to, the SEC. We furnish copies of these reports to the depositary promptly after they have been filed with or furnished to the SEC. Our consolidated financial statements included in such annual reports are prepared in accordance with UK GAAP, with a reconciliation of net income and shareholders' equity to US GAAP. These financial statements are presented in pounds sterling. These reports and other information may be inspected and copied at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

        Copies of this material may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The material may also be accessed electronically by means of the Securities and Exchange Commission's home page on the Internet at http://www.sec.gov. This Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Finance and Treasury Objectives Policies and Strategies

        Treasury management encompasses the funding, interest and foreign exchange activities of our Group.

        The most significant treasury exposures faced by us are raising finance and managing interest rate and currency positions. Clear written procedures have been established, including levels of authority, on the type and use of financial instruments to manage these exposures. Transactions are only undertaken if they relate to underlying exposures.

        Our policy is to finance our operations through internal cash generation and external financing. Spirent plc raises the majority of the funding for the Group.

        Our objective is to ensure there are sufficient, reliable and diverse sources of funding to meet the anticipated liabilities at the optimal achievable cost and to ensure we are not exposed to re-financing risk at any particular point in time.

Interest rate management

        Through a mixture of fixed and floating rate debt and the use of derivatives, our aim is to reduce the volatility of the interest rate charge allowing the Group to gain some benefit from reduction in interest rates. The current policy is to keep between 30% and 60% of our borrowings at fixed rates of interest. Interest rates are closely monitored and the policy reviewed in the light of market changes.

        We use derivative instruments, as approved by our Board, to manage our interest rate exposures on our debt and cash positions as appropriate.

Currency management

        We face currency exposures on trading transactions undertaken by our subsidiaries in foreign currencies and on translation of profits and net assets of overseas subsidiaries. The US dollar is the main currency to which the Group is exposed.

        Exposure to the US dollar is our largest single currency exposure and a movement against the pound sterling by 1% from the rate at December 31, 2001, if maintained over the whole of 2002, would affect reported profits by approximately £0.7 million.

        We do not hedge our profit translation exposures as these are an accounting rather than a cash exposure. The currency of borrowing, however, is usually determined according to the currency profile of profits earned which mitigates translation exposure by partially matching interest payments and profits.

        To minimize the impact of fluctuations in exchange rates on future cash flows, subsidiaries are required to hedge known material transactions exposures against their local currency with Group treasury at the time the exposure is identified. The decision to hedge these transactions through matching external foreign exchange contracts is influenced by the size of exposure, the certainty of it arising, the trading and market position of the company in which the exposure arises and the current exchange rate. We review our hedging strategies regularly to ensure that the most effective and efficient methods are being used.

        The Group does not hedge balance sheet translation exposure but seeks to limit it by matching where possible, the currency of its borrowings with that of such assets.

        Details of the currencies of financial assets and liabilities are illustrated in Note 30 of Notes to the consolidated financial statements. At December 31, 2001 our balance sheet was 69% hedged against translation exposure.

Interest Rate Sensitivity

        The tables below provide information about our financial instruments excluding finance lease obligations that are sensitive to changes in interest rates. For long-term debt obligations (excluding debt due entirely within one year), the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in pounds sterling, which is our reporting currency. The actual currencies of the instruments are indicated in parentheses.

  At December 31, 2001

	Expected to Mature Before December 31
						There- after		Fair Value
	2002	2003	2004	2005	2006		Total
	(£ millions, except percentages)
Long-term Debt:
Fixed rate (US$)	0.2	0.2	0.2	0.3	7.1	66.2	74.2	78.2
Average interest rate	7.0%	7.0%	7.0%	7.0%	7.9%	8.2%	8.2%
Fixed rate (other currencies)	0.2	0.2	0.2	0.2	0.2	0.6	1.6	1.1
Average interest rate	10.2%	10.2%	10.2%	10.2%	10.2%	5.4%	8.4%
Variable rate (US$)	6.9	—	19.3	—	—	78.5	104.7	104.7
Average interest rate	2.2%	—	2.6%	—	—	5.1%	4.4%
Variable rate (£)	3.0	2.9	2.8	2.8	2.8	2.5	16.8	16.8
Average interest rate	4.6%	3.9%	3.9%	3.9%	3.9%	3.9%	4.0%

Exchange Rate Sensitivity

        The following information provides details of our derivative and other financial instruments by currency presented in pound sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rate movements while the table below presents amounts and weighted average contractual exchange rates of foreign currency forward exchange contracts held at December 31, 2001. All forward exchange agreements mature within one year.

  Forward Exchange Contracts at December 31, 2001

Currency	Pay for £ Contract Amount	Average Contractual Exchange Rate
	(£ millions)
US dollars	15.1	1.43
Others	0.1

Total	15.2

Deal value	15.4

Currency Exposure of Financial Assets and Liabilities

        The table shows the net unhedged monetary assets and liabilities of our Group companies at December 31, 2001 that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

  Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	1.8	1.9	0.2	3.9
US dollar	—	—	1.8	—	1.8
Euro	(0.1)	0.3	—	0.4	0.6
Other	(0.3)	2.3	—	0.1	2.1

	(0.4)	4.4	3.7	0.7	8.4

PART III

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

Spirent plc

Report and Consent of Independent Auditors
Audited Financial Statements
Consolidated Profit and Loss Account for the years ended December 31, 2001, 2000 and 1999
Consolidated Statement of Total Recognized Gains and Losses for the years ended December 31, 2001, 2000 and 1999
Consolidated Balance Sheet at December 31, 2001 and 2000
Consolidated Cash Flow Statement for the years ended December 31, 2001, 2000 and 1999
Consolidated Statement of Movement in Shareholders' Funds for the years ended December 31, 2001, 2000 and 1999
Notes to the Financial Statements
WAGO-Kontakttechnik GmbH and WAGO Contact S.A. and Affiliates
Report and Consent of Independent Auditors
Audited Financial Statements
Combined Balance Sheets as of December 31, 2001 and 2000
Combined Statements of Operations for the years ended December 31, 2001, 2000 and 1999
Combined Statements of Shareowners' Equity for the years period ended December 31, 2001, 2000 and 1999
Combined Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
Notes to Combined Financial Statements
Financial Statement Schedule of Spirent plc
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2001, 2000 and 1999

ITEM 19.    EXHIBITS

        All exhibits except those marked * (and exhibited in the Annual Report) are exhibited in our Registration Statement filed with the Securities and Exchange Commission on Form 20-F and are incorporated herein by reference.

Exhibit No		Description
1.1		Memorandum and Articles of Association of Spirent plc
2.1		Form of Deposit Agreement as amended and restated as of May 5, 2000, as further amended and restated as of March 23, 2001, as further amended and restated as of July 10, 2001, among Spirent plc, the Bank of New York as Depositary and all Owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Spirent plc's annual report on Form F-6, filed on June 27, 2001)
4.1		Credit facility, dated December 15, 2000, for a loan facility of £50 million between Spirent plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc
4.2		Stock purchase agreement, dated November 16, 2000, between Lexa BV, Antonia Ax:son Johnson, Spirent plc and Spirent Holdings Corporation
4.3		Supplemental agreement dated November 15, 2000 between Spirent plc and HSBC Investment Bank plc
4.4		Underwriting agreement, dated November 16, 2000, between Spirent plc, NM Rothschild & Son Limited, Salomon Brothers International Limited and Cazenove & Co.
4.5		Agreement dated October 16, 2000 between Net-HOPPER Systems, Inc., Spirent plc, Jack Rabbit Merger Corporation, Vincent Dugan and others
4.6		Agreement and plan of merger dated September 8, 2000, between Spirent plc, Cronos Acquisition Corp, Zarak Systems Corporation and Iain Milnes, together with Amendment No. 1 thereto
4.7		Note Purchase Agreements, dated November 23, 1999, entered into with several US institutional investors
4.8		Agreement, dated August 23, 1999, between Bowthorpe plc, Bowthorpe BV, Bowthorpe International Inc., Bowthorpe GmbH and Aavid Thermal Technologies Inc.
4.9		Credit Facility Agreement, dated June 14, 1999, for loan facilities of £440 million for Bowthorpe plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc.
4.10		Agreement and Plan of Merger, dated June 14, 1999, between Netcom Systems, Inc., Norman Acquisition Co., Bowthorpe Financing Co and the Stockholders of Netcom Systems, Inc.
4.11	*	Stock Purchase Agreement, dated September 10, 2001 between Spirent plc, Spirent BV, Spirent International Inc, Spirent GmbH and the General Electric Company
4.12	*	Stock and Asset Purchase Agreement dated February 19, 2002 between Spirent International Inc, Autronics Corporation, Penny & Giles International plc, Spirent GmbH, Spirent plc and Curtiss-Wright Flight Systems Inc.
4.13	*	Supplemental Agreement, dated March 6, 2002 between Spirent plc and HSBC Investment Bank plc as agent
8.1		List of subsidiaries of Spirent plc, their jurisdiction of incorporation and the names under which they do business
10.1		Consent of Ernst & Young LLP (included on page F-1)
10.2		Consent of Allrevision Dornhof Kloss and Partner GmbH (included on page F-111)
10.3		Consent of Cherry, Bekaert & Holland LLP (included on page F-112)

SPIRENT plc
REPORT OF INDEPENDENT AUDITORS

To:
The Board of Directors
Spirent plc

We have audited the consolidated balance sheets of Spirent plc as at December 31, 2001 and 2000, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of WAGO-Kontakttechnik GmbH and WAGO Contact SA, in which the Company has 51% interests and included within the consolidated loss before taxation of £730.7 million, consolidated profit before taxation of £81.8 million and £73.7 million for the years ended December 31, 2001, 2000 and 1999, respectively, are their combined profits before tax of £8.8 million, £12.7 million and £9.1 million, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for WAGO-Kontakttechnik GmbH and WAGO Contact SA, is based solely on the reports of the other auditors.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spirent plc at December 31, 2001 and 2000, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP
London, England February 20, 2002

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No 333-13676) pertaining to the Spirent plc employee benefit plans listed on the facing sheets thereof of our report dated February 20, 2002, with respect to the consolidated financial statements and schedule of Spirent plc included in its Annual Report (Form 20-F) for the year ended December 31, 2001 filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP
London, England May 17, 2002

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2001
		Continuing Operations			Discontinued operations	Total
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		803.3	—	803.3	76.8	880.1
Less: share of joint venture's turnover		(78.3)	—	(78.3)	—	(78.3)

Group Turnover	2,3	725.0	—	725.0	76.8	801.8
Cost of sales		(425.3)	(14.2)	(439.5)	(51.2)	(490.7)

Manufacturing Margin		299.7	(14.2)	285.5	25.6	311.1
Operating expenses	4	(280.3)	(745.3)	(1,025.6)	(18.7)	(1,044.3)

Operating Loss	2,3,5	19.4	(759.5)	(740.1)	6.9	(733.2)

Exceptional Items	6	—	34.9	34.9	—	34.9
Goodwill Impairment	7	—	724.6	724.6	—	724.6
Goodwill Amortization		85.4	—	85.4	1.2	86.6
Operating Profit before Goodwill Amortization and Exceptional Items		104.8	—	104.8	8.1	112.9

Income from interest in joint venture		9.6	—	9.6	—	9.6
Income from interests in associates		1.3	—	1.3	—	1.3
Amortization of goodwill on associates		(0.1)	—	(0.1)	—	(0.1)

Operating Loss of the Group, Joint Venture and Associates		30.2	(759.5)	(729.3)	6.9	(722.4)
Non-operating Exceptional Items
Profit on the disposal and closure of operations	35	—	(2.8)	(2.8)	17.3	14.5

Loss before Interest		30.2	(762.3)	(732.1)	24.2	(707.9)

Interest receivable and similar income						3.4
Interest payable	9					(26.2)

Net interest payable						(22.8)

Loss before Taxation	2					(730.7)
Taxation	11					(32.6)

Loss after Taxation						(763.3)
Minority shareholders' interest—equity						0.2
Minority shareholders' interest—joint venture						(0.4)

Loss Attributable to Shareholders(1)						(763.5)

Dividends:
Interim 1.35 pence						(12.4)
Proposed final 3.00 pence						(27.6)

Dividends						(40.0)

Loss for the Year						(803.5)

Basic Loss per Share	12					(83.43	)p
Headline Earnings per Share	12					7.76	p
Diluted Loss per Share	12					(83.43	)p

(1)
A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

		Year ended December 31
		2000						1999
		Continuing operations			Discontinued operations	Total		Continuing operations	Discontinued operations	Total
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		682.0	—	682.0	90.7	772.7		489.4	122.1	611.5
Less: share of joint venture's turnover		(76.0)	—	(76.0)	—	(76.0)		(67.0)	—	(67.0)

Group Turnover	2,3	606.0	—	606.0	90.7	696.7		422.4	122.1	544.5
Cost of sales		(317.5)	—	(317.5)	(60.6)	(378.1)		(239.4)	(82.7)	(322.1)

Manufacturing Margin		288.5	—	288.5	30.1	318.6		183.0	39.4	222.4
Operating expenses	4	(186.2)	(2.2)	(188.4)	(20.2)	(208.6)		(114.9)	(26.1)	(141.0)

Operating Profit	2,3,5	102.3	(2.2)	100.1	9.9	110.0		68.1	13.3	81.4

Exceptional Items	6	—	2.2	2.2	—	2.2		—	—	—
Goodwill Amortization		24.3	—	24.3	1.4	25.7		7.5	1.1	8.6
Operating Profit before Goodwill Amortization and Exceptional Items		126.6	—	126.6	11.3	137.9		75.6	14.4	90.0

Income from interest in joint venture		13.3	—	13.3	—	13.3		9.5	—	9.5
Income from interests in associates		2.7	—	2.7	—	2.7		2.3	—	2.3

Operating Profit of the Group, Joint Venture and Associates		118.3	(2.2)	116.1	9.9	126.0		79.9	13.3	93.2
Non-operating Exceptional Items
Loss on the disposal and closure of operations	35	—	(18.1)	(18.1)	—	(18.1)		(6.7)	—	(6.7)
Profit on disposal of tangible fixed assets		—	3.2	3.2	—	3.2		—	—	—

Profit before Interest		118.3	(17.1)	101.2	9.9	111.1		73.2	13.3	86.5

Interest receivable and similar income						4.3				2.3
Interest payable	9					(33.6)				(15.1)

Net interest payable						(29.3)				(12.8)

Profit before Taxation	2					81.8				73.7
Taxation	11					(30.6)				(30.2)

Profit after Taxation						51.2				43.5
Minority shareholders' interest—equity						(0.1)				—
Minority shareholders' interest—joint venture						(0.4)				—

Profit Attributable to Shareholders(1)						50.7				43.5
Dividends:
Interim 1.35 pence (1999 1.24 pence)						(8.8)				(8.1)
Proposed final 3.00 pence (1999 2.89 pence)						(27.3)				(19.0)

Dividends						(36.1)				(27.1)

Profit for the Year						14.6				16.4

Basic Earnings per Share	12					7.40	p			6.67	p
Headline Earnings per Share	12					12.61	p			9.18	p
Diluted Earnings per Share	12					7.18	p			6.39	p

(1)
A summary of the significant adjustments to profit attributable to shareholders (net income) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2001	2000	1999
	(£ millions)
(Loss)/Profit Attributable to Shareholders	(763.5)	50.7	43.5
Gain on lapsed options	3.3	—	—
Exchange adjustment on subsidiary, joint venture and associates	(0.2)	8.8	(3.9)
UK current taxation on exchange adjustment	(2.6)	(1.7)	—

Total Recognized Gains and Losses	(763.0)	57.8	39.6

The statement of comprehensive income required under United States generally accepted accounting principles is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED BALANCE SHEET

		As at December 31
	Notes	2001		2000
		(£ millions)
Fixed Assets
Intangible assets	13		987.7		1,816.8
Tangible assets	14		137.6		136.2
Investments
Investment in joint venture	16
Share of gross assets		69.0		64.5
Share of gross liabilities		(24.7)		(23.8)

		44.3		40.7
Investment in associates	17	18.3		12.9
Other investments	18	34.1		33.4

			96.7		87.0

			1,222.0		2,040.0
Current Assets
Stocks	19	93.1		136.2
Debtors	20	143.4		206.8
Investments	23	0.3		3.9
Cash at bank and in hand	22	27.6		28.6

		264.4		375.5

Current Liabilities
Creditors due within one year	24	166.8		199.6
Loans and overdrafts	25	11.2		19.8

		178.0		219.4

Net Current Assets			86.4		156.1

Assets less Current Liabilities			1,308.4		2,196.1
Long-term Liabilities
Creditors due after more than one year	26		(210.1)		(355.6)
Provisions for Liabilities and Charges	27		(1.5)		(2.1)

Assets less Liabilities			1,096.8		1,838.4

Capital and Reserves
Called up share capital		31.1		30.9
Share premium account		728.7		713.6
Capital reserve		27.8		41.7
Capital redemption reserve		0.7		0.7
Merger reserve		264.4		985.3
Profit and loss account		41.7		62.5

Shareholders' Funds—Equity(1)			1,094.4		1,834.7
Minority Interests—Equity			2.4		3.7

			1,096.8		1,838.4

(1)
A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
	Notes	2001	2000	1999
		(£ millions)
Net Cash Inflow from Operating Activities	8	141.2	125.7	101.7
Dividends received from:
Joint venture		1.6	1.1	1.3
Associates		0.2	0.4	1.1
Returns on investments and servicing of finance	21	(23.9)	(22.7)	(13.9)
Taxation	21	(21.0)	(22.2)	(17.7)
Capital expenditure and financial investment	21	(57.7)	(59.5)	(39.8)
Acquisitions and disposals	21	149.6	(536.6)	(232.9)
Equity dividends paid		(39.8)	(27.7)	(25.5)
Management of liquid resources	21	3.6	50.6	(44.8)
Financing	21	(152.8)	480.2	284.2

Net Cash Inflow/(Outflow)(1)		1.0	(10.7)	13.7

Reconciliation of net cash flow to movement in net borrowings

		Year ended December 31
	Notes	2001	2000	1999
		(£ millions)
Net Cash Inflow/(Outflow)		1.0	(10.7)	13.7
Cash outflow/(inflow) arising from the change in debt and lease financing		157.7	47.9	(277.5)
Issue costs on new long-term loans		—	—	2.7
Cash (inflow)/outflow arising from the change in liquid resources		(3.6)	(50.6)	44.8

Movement arising from Cash Flows	22	155.1	(13.4)	(216.3)
Loans and finance leases acquired with subsidiary	22, 34	—	(2.3)	(27.2)
Loan to acquire subsidiary	34	—	(13.9)	—
Loans and finance leases disposed of with subsidiary	35	—	—	0.3
New finance leases	22	(0.8)	(2.5)	(7.3)
Exchange adjustment	22	(7.0)	(19.7)	6.1

Movement in Net Borrowings		147.3	(51.8)	(244.4)
Net borrowings at January 1	22	(326.4)	(274.6)	(30.2)

Net Borrowings at December 31	22	(179.1)	(326.4)	(274.6)

(1)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS

Share Capital

	Ordinary shares of 3 1/3 pence each
	Authorized		Issued and fully paid
	(Number in millions)	(£ millions)	(Number in millions)	(£ millions)
At January 1, 1999	675.0	22.5	614.4	20.5
Other share issue	—	—	7.5	0.3
Spirent QUEST(1)	—	—	0.6	—

At December 31, 1999	675.0	22.5	622.5	20.8
Share options exercised	—	—	5.4	0.2
Increase in authorized share capital May 11, 2002(2)	150.0	5.0	—	—
Issued on acquisition of Net-HOPPER Systems, Inc	—	—	8.4	0.2
Issued on acquisition of Zarak Systems Corp	—	—	41.1	1.4
Increase in authorized share capital December 8, 2000(3)	275.0	9.2	—	—
Rights issue(4)	—	—	140.7	4.7
Issued on acquisition of Hekimian Laboratories, Inc	—	—	108.4	3.6

At December 31, 2000	1,100.0	36.7	926.5	30.9
Share options exercised	—	—	5.4	0.2
Zarak deferred shares(5)	—	—	1.3	—

At December 31, 2001	1,100.0	36.7	933.2	31.1

(1)
During 1999, the Company isued 569,553 Ordinary shares to QUEST in respect of options granted under the Savings Related Share Option Schemes.

(2)
At the Annual General Meeting held on May 11, 2000, shareholders gave authority for:

•
a 3:1 subdivision of the Company's Ordinary share capital on May 12, resulting in the nominal value of an Ordinary share being reduced from 10 pence to 3 1/3 pence:

•
the authorized share capital to be increased to £27,500,000 by the creation of a further 150,000,000 Ordinary shares, and

  At the Annual General Meeting on May 9, 2001, shareholders gave authority for:

  •
  the Company to purchase up to 46,325,832 of its Ordinary shares in the market subject to certain specified conditions.

  As at February 20, 2002, no purchases have been made or are contracted to be made under such authority.

(3)
The authorized share capital was further increased to £36,666,667 at an Extraordinary General Meeting held on December 8, 2000 by the creation of a further 275,000,000 Ordinary shares.

(4)
In accordance with the terms of the 5:24 rights issue completed in December 2000 in connection with the acquisition of Hekimian, 140,689,262 Ordinary shares were allotted, fully paid, on the basis of five Ordinary shares for every 24 Ordinary shares held for a consideration of 375 pence per share.

(5)
1,250,000 retention bonus shares were issued on November 12, 2001 in respect of a deferred acquisition obligation on Zarak Systems post fulfillment of the relevant performance criteria.

The Notes to the Financial Statements form part of these Financial Statements.

Share Capital and Reserves

	Called up Share Capital	Share Premium Account(1)	Capital Reserve(1)	Merger Reserve(1)	Capital Redemption Reserve(1)	Profit and Loss Account	Total
	(£ millions)
At January 1, 1999	20.5	173.0	—	—	0.7	(15.3)	178.9
Exchange adjustment on subsidiaries and associates	—	—	—	—	—	(3.9)	(3.9)
Share issue	0.3	12.8	(5.6)	—	—	—	7.5
Profit retained	—	—	—	—	—	16.4	16.4
Reduction in goodwill in respect of subsidiaries acquired before 1998	—	—	—	—	—	0.6	0.6
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	24.3	24.3
Contribution to QUEST(2)	—	—	—	—	—	(1.2)	(1.2)
Obligation to issue share capital—acquisition of Netcom Systems Inc(6)	—	—	27.7	—	—	—	27.7

At December 31, 1999(3)(4)(5)	20.8	185.8	22.1	—	0.7	20.9	250.3
Exchange adjustment on subsidiaries and associates	—	—	—	—	—	8.8	8.8
Taxation on exchange effect	—	—	—	—	—	(1.7)	(1.7)
Rights issue(7)	4.7	522.9	—	—	—	—	527.6
Share issue	0.2	9.8	(5.5)	—	—	—	4.5
Share issue—
acquisition of Zarak(8)	1.4	—	—	259.9	—	—	261.3
acquisition of Net-HOPPER(8)	0.2	—	—	53.7	—	—	53.9
acquisition of Hekimian(8)	3.6	—	—	671.7	—	—	675.3
Issue expenses	—	(4.9)	—	—	—	—	(4.9)
Profit retained	—	—	—	—	—	14.6	14.6
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	19.9	19.9
Obligation to issue share capital—acquisition of Zarak and Net-HOPPER	—	—	25.1	—	—	—	25.1

At December 31, 2000(3)(4)(5)	30.9	713.6	41.7	985.3	0.7	62.5	1,834.7
Exchange adjustment on subsidiaries and associates	—	—	—	—	—	(0.2)	(0.2)
Taxation on exchange effect	—	—	—	—	—	(2.6)	(2.6)
Share issue	0.2	14.4	(10.1)	—	—	—	4.5
Share issue acquisition retention bonuses	—	—	(0.5)	2.0	—	—	1.5
Loss for the year	—	—	—	—	—	(803.5)	(803.5)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	65.1	65.1
Lapsed acquisition related options	—	—	(3.3)	—	—	3.3	—
Contingent shares Net-HOPPER	—	0.7	—	(5.8)	—	—	(5.1)
Transfer from merger reserve	—	—	—	(717.1)	—	717.1	—

At December 31, 2001(3)(4)(5)	31.1	728.7	27.8	264.4	0.7	41.7	1,094.4

(1)
The share premium account, capital reserve, capital redemption reserve and merger reserve are not distributable.
(2)
During 1999, the Company issued 569,553 Ordinary shares to QUEST in respect of options granted under Savings Related Share Option Schemes.
(3)
The cumulative amount of goodwill charged to reserves since 1977, net of goodwill relating to subsidiaries disposed of, at December 31, 2001 is £201.7 million (2000 £266.8 million; 1999 £286.7 million).

(4)
Distributable profits of the Company at December 31, 2001 are £78.4 million (2000 £32.4 million: 1999 £16.1 million).
(5)
Cumulative exchange translation adjustments included in the profit and loss account balance at December 31, 2001 are a loss of £3.8 million (2000 £3.6 million: 1999 £12.4 million).
(6)
Netcom Systems, Inc. was acquired in July 1999 for $463.6 million. $44.5 million of the consideration was satisfied through the roll-over of outstanding options over Netcom shares. The Netcom options were rolled over into options over 23.8 million new Spirent shares, representing 3.9% of the Company's then issued share capital, under the Netcom Amended and Restated Stock Plan.
(7)
In accordance with the terms of the 5:24 rights issue completed in December 2000 in connection with the acquisition of Hekimian, 140,689,262 new Ordinary shares were allotted, fully paid for a consideration of 375 pence per share and officially entered on the Company's statutory register on December 22, 2000.
(8)
Consideration for the acquisitions of Net-HOPPER, Zarak and, in part, Hekimian was settled by the issue of Ordinary shares credited as fully paid, in the Company. The number of shares, date of completion and market valuation per Ordinary share at the date of completion are as follows:

Acquisition	Number of Ordinary shares issued	Date of completion	Market price per share at date of completion (Pence)
Zarak	41,084,292	November 13, 2000	605
Net-HOPPER	8,430,925	November 9, 2000	625
Hekimian	108,398,257	December 18, 2000	650

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

1.    Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The following new accounting standards have been implemented:

Financial Reporting Standard ("FRS") 18—Accounting Policies, which requires entities to adopt accounting policies most appropriate to its circumstances, to review them regularly for appropriateness and to disclose sufficient information to enable users of the financial statements to understand the policies adopted and how they have been implemented.

The adoption of this standard has not had a material effect on the financial statements.

FRS 19—Deferred Tax, which requires substantially full provision to be recognized on timing differences. No prior year adjustment has been made as the prior year impact is immaterial.

FRS 17—Retirement Benefits, allows for transitional implementation and requires certain disclosures for periods ending on or after June 22, 2001 with full implementation for accounting periods ending on or after June 22, 2003. These required additional disclosures have been presented in note 10. Full implementation of the Standard will result in the recognition of defined benefit pension or other retirement schemes at fair value with further additional disclosures.

Basis of Consolidation

The consolidated profit and loss account and balance sheet incorporate the audited accounts of the Company and all its subsidiaries made up to the balance sheet date.

Results of subsidiaries acquired in the year are consolidated from the date of acquisition. The consolidated financial statements include the Group's share of profits of its joint venture and associates.

Associates are entities in which the Group has a continuing participating interest, other than subsidiaries, and exercises significant influence over their operating and financial policies. Results are based on management accounts to December 31.

Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other parties are treated as joint ventures. Joint ventures are accounted for using the gross equity method. Results for WAGO-Kontakttechnik GmbH and WAGO Contact SA and Affiliates are based on management accounts to December 31.

All intercompany balances and transactions are eliminated.

Goodwill

Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill arising prior to 1998 and previously written off against reserves has not been reinstated

but, in accordance with FRS 10, "Goodwill and Intangible Assets", would be charged to the profit and loss account on the subsequent disposal of the business to which it related.

Other Intangible Assets

Other separately identifiable intangible assets such as patent fees, license fees and trade marks are capitalized in the balance sheet only when the value can be measured reliably or the intangible asset is purchased in the acquisition of a business. Such intangible assets are amortized over their useful economic lives up to a maximum of 20 years. The carrying value of intangible assets is reviewed for impairment at the end of the first full year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. The results of overseas subsidiaries, joint venture and associates are translated into sterling using average rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Profits and losses arising from the re-translation of opening net assets of overseas subsidiaries, treating long-term intra-group loans as part of the equity investment, and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint venture and associates, are dealt with through reserves.

All other exchange profits and losses are taken to the profit and loss account, with the exception of differences on foreign currency borrowings used to finance or provide a hedge against Group equity investments in overseas subsidiaries, which are taken directly to reserves together with the exchange differences on the carrying amount of the related investments.

Key exchange rates used are as follows:

	Average Rates Year ended December 31			Year-end Rates December 31
	2001	2000	1999	2001	2000	1999
US dollar	1.44	1.51	1.62	1.46	1.49	1.61
Euro	1.61	1.64	1.52	1.63	1.59	1.61

Financial Instruments

The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Financial instruments will be accounted for as hedges when designated as hedges at the inception of the contract.

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The rates under these contracts are used to record the hedged item, and as such gains and losses on foreign currency contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Where the contract is a hedge against future transactions, gains and losses are deferred until the transaction occurs.

Interest rate swaps are occasionally used to hedge the group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year-end but are disclosed in the fair value table in note 30.

Gains or losses arising on hedging instruments, which are canceled due to termination of the underlying exposure, are taken to profit and loss account immediately.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 30.

Liquid resources include short-term deposits, government securities and similar securities which are readily convertible into known amounts of cash.

Short-term debtors and creditors that meet the definition of a financial asset or liability respectively have been excluded from all analyses prepared under FRS 13 "Derivatives and Other Financial Instruments: Disclosures", including numerical disclosures except for the analysis of net currency exposure, as permitted by the Standard.

Turnover

Turnover represents the amounts invoiced to customers for goods and services during the year, excluding tax and intra-group transactions.

Revenue Recognition

Revenue from product sales of hardware and software is recognized at time of delivery and acceptance.

Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer. Where the sale is to a new customer and installation is to be performed, revenue recognition is deferred until acceptance has occurred. Revenue recognition is also deferred until acceptance where a new product is supplied to an existing customer.

Revenue from multiple element contracts is allocated based on prices charged for each individual element when sold separately.

Revenue from services is recognized ratably over the period of performance.

The Group does not enter into a significant number of long-term contracts. Revenue and estimated profits on long-term contracts are recognized under the percentage-of-completion method of accounting. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognized in the period in which the loss becomes evident.

The Group does not enter into bill and hold transactions.

In addition, revenue is only recognized when collectibility is probable.

Product Development

Expenditure is charged to profit and loss account in the year in which it is incurred.

Pension Contributions

In the United Kingdom the Group operates two pension schemes for the benefit of employees. These schemes require contributions to be made to separately administered funds, based on triennial actuarial valuations.

Contributions to the pension funds are charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the Group. Differences between the amounts funded and the amounts charged to profit and loss account are treated as either creditors or prepayments in the balance sheet.

Variations in the pension costs, which are identified as a result of actuarial valuations, are amortized over the average expected working lives of employees.

Contributions payable to the other overseas defined contribution plans are charged to profit and loss account in the year for which they are due.

Deferred Taxation

Deferred taxation is provided on an undiscounted basis on all timing differences that have originated but not reversed at the balance sheet date except as referred to below. Amounts provided are calculated with reference to tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Provision is made for tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint venture, only to the extent that, at the balance sheet date, the dividends have been accrued as receivable.

Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not provided on gains on fair value adjustments to fixed assets arising at acquisition, or gains on disposal of fixed assets that have been rolled over into replacement assets, unless there is a binding agreement to dispose of the assets concerned. Provision will not be made where it is considered more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only when the replacement assets are sold.

Tangible Assets

Depreciation is not provided on freehold land. Depreciation is provided to write off all other assets over their estimated useful lives at rates, which take into account commercial conditions at their location. Usual asset lives are as follows:

Freehold buildings	50 years, straight line
Leasehold properties	50 years or lease period, if less, straight line
Plant and machinery	3–8 years, straight line
Fixtures, fittings and equipment:
Building installations	20 years or lease period, if less, straight line
Fittings and equipment	3–8 years straight line
Motor vehicles	3–5 years straight line
Business Systems Software	4 years straight line

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Capital grants are treated as deferred income and are released to profit and loss account over the estimated useful lives of the assets to which they relate.

Assets obtained under finance leases and hire purchase contracts are capitalized in the balance sheet and are depreciated over their estimated useful lives. The interest elements of the rental obligations are charged to the profit and loss account over the periods of the leases and hire purchase contracts in proportion to the balance of capital repayments outstanding.

Operating lease rentals are charged to the profit and loss account over the period of the lease.

Stocks

Stocks are valued at the lower of cost and estimated net realizable value. Cost includes all costs in bringing each product to its present location and condition, being the full manufacturing cost on a first-in-first-out basis, including all attributable overheads based on a normal level of activity. Net realizable value represents selling price less further costs to be incurred to completion and on sale.

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development Costs

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred.

Development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in Spirent's circumstances occurs when a working model is completed. After technological feasibility is established, additional costs are capitalized. Spirent believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and, accordingly, no software development costs have been capitalized to date.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2.    Segmental Analysis

The Company is an international network technology company providing state-of-the-art solutions with a focus on high growth, high margin, activities. The Company's expertise is concentrated within three remaining global operating groups in which it brings together businesses with related technology or shared customers, encouraging them to develop potential synergies through co-operation.

The Company evaluates performance for each reportable segment based on turnover and operating profit for ongoing operations before goodwill amortization and exceptional items. Under UK GAAP, the disposal of Sensing Solutions in the year ended December 31, 2001 qualifies to be treated as a discontinued operation. In the year ended December 31, 1999 the disposal of thermal management within the Sensing Solutions group, qualified as a discontinued operation.

The reportable segments are:

Communications Group

Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide.

Spirent Communications provides the test, performance analysis systems and network management expertise our customers need to move new technologies out of the laboratory and into widespread deployment as quickly and profitably as possible. Our customers include the world's largest and most progressive manufacturers of network equipment and terminals, global service providers and large enterprise network operators. Our strategy is to unite the best in performance analysis technology with in-depth network operations expertise to accelerate the development, deployment and assurance of next-generation network technologies. In keeping with this strategy, we have organised Spirent Communications into two operating divisions: the Performance Analysis Solutions Division (formerly known as the Telecom Test division), focused on test and performance analysis, and the Service Assurance Solutions Division (formerly the Network Monitoring division), focused on service assurance for improved network operations.

a) Performance Analysis Solutions Division

The Performance Analysis Solutions Division was built through acquisition and continued development of the Adtech, the Digital Subscriber line testing division of Consultronics,

Edgcumbe, Global Simulation Systems, Netcom Systems, Telecom Analysis Systems and Zarak product lines. This division develops and delivers testing solutions for a broad range of communications technologies, including Ethernet, wireless, optical, Packet-over-SONET, digital subscriber line (DSL), global positioning systems (GPS), traditional voice and voice-over-IP, giving customers the ability to source their complete requirements for performance analysis solutions from Spirent. Our broad range of products enables equipment manufacturer and service provider development laboratories to thoroughly emulate large-scale networks, introduce impairments and stress-test equipment to ensure maximum performance and conformance to industry standards.

b) Service Assurance Solutions Division

The Service Assurance Solutions Division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. This division provides network test and operations support systems used by many of the world's largest and most progressive service providers to assure the quality of high bandwidth voice and data services. These systems enable the efficient delivery and maintenance of high-value network services, including private line voice and data, DSL, wireless, optical and converged packet networks. Service assurance products include operations support system software, remote test probe hardware, network test access systems and the expertise to implement and maintain the systems over extended periods of time.

Network Products Group

The Network Products group provides products, systems and solutions for the effective management of cables, wires and sub-assemblies and a provider of network connectivity products.

Systems Group

The Systems group provides information management solutions combining software and hardware for the aerospace, communications, environmental and industrial markets.

Sensing Solutions Group

The Sensing Solutions group provided products and subsystems for sensing temperature, humidity, pressure and gas, this group was sold in November 2001.

Turnover

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	245.5	283.7	114.7
Service Assurance Solutions Division	185.1	5.5	—

Communications	430.6	289.2	114.7
Network Products	170.4	181.4	158.1
Systems	124.0	135.4	149.6

	725.0	606.0	422.4
Discontinued operations
Sensing Solutions	76.8	90.7	122.1

	801.8	696.7	544.5

Major customers

There were no customers which individually exceeded 10% of total turnover in any of the three years in the period ended December 31, 2001.

Inter-segmental Transactions

	Year ended December 31
	2001			2000			1999
	External	Inter- segmental	Total	External	Inter- segmental	Total	External	Inter- segmental	Total
	(£ millions)
Turnover
Continuing operations
Performance Analysis Solutions Division	245.5	0.4	245.9	283.7	0.2	283.9	114.7	0.3	115.0
Service Assurance Solutions Division	185.1	—	185.1	5.5	—	5.5	—	—	—

Communications	430.6	0.4	431.0	289.2	0.2	289.4	114.7	0.3	115.0
Network Products	170.4	0.1	170.5	181.4	0.6	182.0	158.1	0.7	158.8
Systems	124.0	0.7	124.7	135.4	0.3	135.7	149.6	0.5	150.1

	725.0	1.2	726.2	606.0	1.1	607.1	422.4	1.5	423.9
Discontinued operations
Sensing Solutions	76.8	0.7	77.5	90.7	0.3	91.0	122.1	—	122.1

	801.8	1.9	803.7	696.7	1.4	698.1	544.5	1.5	546.0

Corporate Charge Allocation

Corporate charges, which are not significant, are allocated among segments in line with operatiing results.

(Loss)/Profit before Taxation

	Year ended December 31
	2001	2000	1999
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations
Performance Analysis Solutions Division	38.7	97.1	43.0
Service Assurance Solutions Division	44.7	1.5	—

Communications	83.4	98.6	43.0
Network Products	15.3	25.3	21.8
Systems	6.1	2.7	10.8

	104.8	126.6	75.6
Discontinued operations
Sensing Solutions	8.1	11.3	14.4

	112.9	137.9	90.0

Operating exceptional items:
Continuing operations
Performance Analysis Solutions Division	(26.8)	(1.4)	—
Service Assurance Solutions Division	(4.6)	—	—

Communications	(31.4)	(1.4)	—
Network Products	(2.9)	(0.8)	—
Systems	(0.6)	—	—

	(34.9)	(2.2)	—

Operating exceptional item, goodwill impairment:
Continuing operations
Performance Analysis Solutions Division	(192.2)	—	—
Service Assurance Solutions Division	(532.4)	—	—

Communications	(724.6)	—	—

	Year ended December 31
	2001	2000	1999
	(£ millions)
Goodwill amortization:
Continuing operations
Performance Analysis Solutions Division	(24.6)	(19.8)	(6.8)
Service Assurance Solutions Division	(58.7)	(2.6)	—

Communications	(83.3)	(22.4)	(6.8)
Network Products	(1.5)	(1.3)	(0.1)
Systems	(0.6)	(0.6)	(0.6)

	(85.4)	(24.3)	(7.5)
Discontinued operations
Sensing Solutions	(1.2)	(1.4)	(1.1)

	(86.6)	(25.7)	(8.6)

Operating (Loss)/Profit	(733.2)	110.0	81.4
Income from interest in joint venture	9.6	13.3	9.5
Income from interests in associates	1.3	2.7	2.3
Amortization of goodwill on associates	(0.1)	—	—
Net interest payable	(22.8)	(29.3)	(12.8)
Profit/(loss) on the disposal and closure of operations	14.5	(18.1)	(6.7)
Profit on disposal of tangible fixed assets	—	3.2	—

(Loss)/Profit before Taxation	(730.7)	81.8	73.7

Depreciation

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	14.5	5.2	2.0
Service Assurance Solutions Division	3.3	0.1	—

Communications	17.8	5.3	2.0
Network Products	12.4	11.5	9.8
Systems	3.9	4.6	4.7

	34.1	21.4	16.5
Discontinued operations
Sensing Solutions	3.1	3.7	5.4

	37.2	25.1	21.9

Product Development

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	50.4	34.0	14.5
Service Assurance Solutions Division	22.6	0.7	—

Communications	73.0	34.7	14.5
Network Products	3.6	3.3	2.6
Systems	14.5	16.8	15.6

	91.1	54.8	32.7
Discontinued operations
Sensing Solutions	4.8	5.5	6.4

	95.9	60.3	39.1

Operating Assets

	As at December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	419.5	621.8	313.1
Service Assurance Solutions Division	622.0	1,242.6	—

Communications	1,041.5	1,864.4	313.1
Network Products	125.1	128.2	83.1
Systems	41.5	44.8	37.7

	1,208.1	2,037.4	433.9
Discontinued operations
Sensing Solutions	—	59.3	50.3

Segmental operating assets	1,208.1	2,096.7	484.2
Investment in joint venture	44.3	40.7	34.9
Investment in associates	18.3	12.9	11.9
Other investments	34.1	33.4	12.3
Corporation tax payable	(27.0)	(5.3)	(3.3)
Proposed dividend	(27.6)	(27.3)	(19.0)

Operating Assets	1,250.2	2,151.1	521.0
Net borrowings	(179.1)	(326.4)	(274.6)
Provisions for liabilities and charges	(1.5)	(2.1)	(0.7)
Deferred tax asset	27.2	15.8	8.5

Assets less Liabilities	1,096.8	1,838.4	254.2

Long-lived Assets

	As at December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	49.7	39.0	16.9
Service Assurance Solutions Division	10.5	5.5	—

Communications	60.2	44.5	16.9
Network Products	68.3	65.0	61.4
Systems	9.1	10.6	14.2

	137.6	120.1	92.5
Discontinued operations
Sensing Solutions	—	16.1	14.5

	137.6	136.2	107.0

Total Assets

	As at December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	499.0	734.0	366.6
Service Assurance Solutions Division	664.3	1,283.4	—

Communications	1,163.3	2,017.4	366.6
Network Products	161.0	165.1	141.6
Systems	65.4	71.5	115.2

	1,389.7	2,254.0	623.4
Discontinued operations
Sensing Solutions	—	74.5	75.4

Segmental total assets	1,389.7	2,328.5	698.8
Investment in joint venture	44.3	40.7	34.9
Investment in associates	18.3	12.9	11.9
Other investments	34.1	33.4	12.3

	1,486.4	2,415.5	757.9

Capital Expenditure

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations
Performance Analysis Solutions Division	32.0	21.3	4.3
Service Assurance Solutions Division	4.9	0.3	—

Communications	36.9	21.6	4.3
Network Products	16.7	15.9	27.4
Systems	3.5	4.0	5.3

	57.1	41.5	37.0
Discontinued operations
Sensing Solutions	3.1	5.8	5.8

	60.2	47.3	42.8

3.    Geographical Analysis

Turnover by Market

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations:
Europe	178.7	184.8	155.7
North America*	456.5	342.2	215.8
Asia Pacific, Rest of Americas, Africa	89.8	79.0	50.9

	725.0	606.0	422.4
Discontinued operations:
Europe	20.7	21.1	34.2
North America*	45.7	56.5	76.1
Asia Pacific, Rest of Americas, Africa	10.4	13.1	11.8

	801.8	696.7	544.5

* North America, as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £71.4 million (2000 £75.8 million; 1999 £70.3 million). United Kingdom turnover in respect of discontinued operations, included in the above, was £8.2 million (2000 £8.6 million; 1999 £11.9 million).

Turnover by Source

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations:
Europe	183.7	169.0	155.9
North America*	514.6	407.3	242.9
Asia Pacific, Rest of Americas, Africa	26.7	29.7	23.6

	725.0	606.0	422.4
Discontinued operations:
Europe	20.6	20.3	33.7
North America*	48.3	61.4	81.2
Asia Pacific, Rest of Americas, Africa	7.9	9.0	7.2

	801.8	696.7	544.5

* North America as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £107.5 million (2000 £115.8 million; 1999 £112.3 million). United Kingdom turnover in respect of discontinued operations, included in the above, was £13.3 million (2000 £14.3 million; 1999 £19.8 million). Exports from the United Kingdom were £46.3 million (2000 £49.0 million; 1999 £48.0 million), representing 5.8% of total sales (2000 7.0%: 1999 8.8%).

Operating (Loss)/Profit

	Year ended December 31
	2001	2000	1999
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations:
Europe	21.6	18.2	21.6
North America*	81.6	105.7	53.5
Asia Pacific, Rest of Americas, Africa	1.6	2.7	0.5

	104.8	126.6	75.6
Discontinued operations:
Europe	2.3	1.7	3.5
North America*	6.3	9.9	11.6
Asia Pacific, Rest of Americas, Africa	(0.5)	(0.3)	(0.7)

	112.9	137.9	90.0

	Year ended December 31
	2001	2000	1999
	(£ millions)
Operating exceptional items:
Continuing operations:
Europe	(2.5)	(0.8)	—
North America*	(32.1)	(1.4)	—
Asia Pacific, Rest of Americas, Africa	(0.3)	—	—

	(34.9)	(2.2)	—

Operating exceptional item, goodwill impairment:
Continuing operations:
North America*	(724.6)	—	—

Goodwill amortization:
Continuing operations:
Europe	(1.4)	(1.2)	—
North America*	(83.9)	(22.4)	(7.0)
Asia Pacific, Rest of Americas, Africa	(0.1)	(0.7)	(0.5)

	(85.4)	(24.3)	(7.5)
Discontinued operations:
Europe	(0.1)	(0.1)	(0.1)
North America*	(0.9)	(1.0)	(0.9)
Asia Pacific, Rest of Americas, Africa	(0.2)	(0.3)	(0.1)

	(86.6)	(25.7)	(8.6)

	(733.2)	110.0	81.4

* North America Operating (Loss)/Profit as referred to above consists almost entirely of the United States.

United Kingdom operating profit was £11.8 million (2000 £11.3 million; 1999 £18.2 million). United Kingdom operating profit in respect of discontinued operations, included in the above, was £1.7 million (2000 £1.3 million; 1999 £2.4 million).

	As at December 31
	2001	2000	1999
	(£ millions)
Operating Assets
Continuing operations:
Europe	85.4	88.6	52.3
North America*	1,104.1	1,918.3	351.8
Asia Pacific, Rest of Americas, Africa	18.6	30.5	29.8

	1,208.1	2,037.4	433.9
Discontinued operations:
Europe	—	9.9	5.4
North America*	—	40.3	38.5
Asia Pacific, Rest of Americas, Africa	—	9.1	6.4

Segmental operating assets	1,208.1	2,096.7	484.2

* North America as referred to above consists almost entirely of the United States.

        United Kingdom operating assets were £28.7 million (2000 £38.4 million; 1999 £33.4 million). United Kingdom operating assets in respect of disposals, included in the above, were nil (2000 £9.6 million; 1999 £5.7 million).

Long-lived Assets

	As at December 31
	2001	2000	1999
	(£ millions)
Continuing operations:
Europe	51.8	54.6	49.3
North America*	75.7	55.6	33.6
Asia Pacific, Rest of Americas, Africa	10.1	9.9	9.6

	137.6	120.1	92.5
Discontinued operations:
Europe	—	3.0	2.7
North America*	—	9.9	10.2
Asia Pacific, Rest of Americas, Africa	—	3.2	1.6

	137.6	136.2	107.0

* North America as referred to above consists almost entirely of the United States.

        United Kingdom long-lived assets were £29.1 million (2000 £35.3 million; 1999 £34.1 million). United Kingdom long-lived assets in respect of disposals, included in the above, were nil (2000 £2.7 million; 1999 £2.5 million).

4.    Net Operating Expenses

	Year ended December 31
	2001			2000			1999
	Continuing Operations	Discontinued operations	Total	Continuing Operations	Discontinued operations	Total	Continuing Operations	Discontinued operations	Total
	(£ millions)
Selling and distribution	144.7	11.3	156.0	112.8	13.5	126.3	79.1	16.7	95.8
Administration	882.1	7.4	889.5	76.3	6.8	83.1	38.1	9.8	47.9
Other operating income	(1.2)	—	(1.2)	(0.7)	(0.1)	(0.8)	(2.3)	(0.4)	(2.7)

Net operating expenses	1,025.6	18.7	1,044.3	188.4	20.2	208.6	114.9	26.1	141.0

Included within administration costs above:

Exceptional items	20.7	—	20.7	2.2	—	2.2	—	—	—
Goodwill impairment	724.6	—	724.6	—	—	—	—	—	—
Goodwill amortization	85.4	1.2	86.6	24.3	1.4	25.7	7.5	1.1	8.6

Net Operating Expenses before goodwill amortization and exceptional items	194.9	17.5	212.4	161.9	18.8	180.7	107.4	25.0	132.4

5.    Operating (Loss)/Profit

Operating (loss)/profit is arrived at after charging:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Goodwill amortization	86.6	25.7	8.6
Goodwill impairment (note 7)	724.6	—	—
Exceptional items (note 6)	34.9	2.2	—
Depreciation—owned assets	36.7	24.7	21.4
—finance leased assets	0.5	0.4	0.5
Operating lease costs—plant and equipment	0.4	0.5	0.4
—land and buildings	12.3	9.0	7.0
Advertising costs	11.6	12.5	7.6
Product development costs	95.9	60.3	39.1
Impact of exchange rate movements on profit before taxation:
Benefit/(cost)	1.9	6.1	0.8
Auditors' remuneration:
Ernst & Young LLP and associates	0.9	0.8	0.6
Other fees paid to Ernst & Young LLP, United Kingdom	1.1	0.6	0.1
Other fees paid to Ernst & Young overseas	0.2	0.4	0.6

        Other fees comprise taxation advice of £0.7 million and stock exchange regulatory matters and US Listing matters of £0.6 million. In addition other fees paid to Ernst & Young of £0.8 million (2000 £1.3 million; 1999 £0.9 million) have been included in expenses for acquisitions, and in 2000 share issue expenses.

6.    Exceptional Items

Operating Exceptional Items

	Year ended December 31
	2001	2000	1999
	(£ millions)
Reorganization costs	11.3	—	—
Stock provisions	14.2	—	—
Receivables provisions	5.2	—	—
Acquisition retention bonuses	4.2	2.2	—

	34.9	2.2	—

7.    Goodwill Impairment

In accordance with FRS 10 "Goodwill and Intangible Assets' goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. The deterioration in the telecommunications market has led us to recognize impairment losses for Hekimian, Zarak Systems and Net-HOPPER acquired in the second half of 2000.

These losses, which total £724.6 million, are the aggregate from the impairment reviews of each individual income generating unit and determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the assets to value in use and has been measured using a pre-tax discount rate of 15%.

For Hekimian Laboratories the directors consider that long-term growth rates will exceed the rates applicable for the United States for the next ten years, and therefore, in the calculation of value in use, the period before applying a steady long-term growth rate has been assumed to extend to ten years. After the initial ten-year period, projections use a long-term growth rate equivalent to the long-term average growth rate in the United States.

8.    Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	Year ended December 31
	2001	2000	1999
	(£ millions)
Operating (loss)/profit	(733.2)	110.0	81.4
Depreciation	37.2	25.1	21.9
Loss/(profit) on disposal of tangible fixed assets	2.1	(0.8)	(0.7)
Goodwill impairment	724.6	—	—
Amortization of goodwill	86.6	25.7	8.6
Acquisition retention bonuses—non-cash	0.4	1.4	—
Deferred income released	(17.8)	1.5	0.1
Decrease/(increase) in debtors	29.2	(30.7)	(15.8)
Decrease/(increase) in stocks	27.8	(23.7)	(6.2)
(Decrease)/increase in creditors	(15.7)	17.2	12.4

Net Cash Inflow from Operating Activities	141.2	125.7	101.7

9.    Interest Payable

	Year ended December 31
	2001	2000	1999
	(£ millions)
Senior unsecured loan notes	12.6	12.1	3.2
Bank loans and overdrafts	9.8	17.5	10.5
Other loans	2.3	2.3	0.4
Interest on finance leases	0.1	0.1	0.3

	24.8	32.0	14.4
Discount on deferred consideration	0.6	1.0	0.3

	25.4	33.0	14.7
Share of joint venture's interest	0.8	0.6	0.4

	26.2	33.6	15.1

10.  Employees

The average number of people employed by the Group during the year was:

	Year ended December 31
	2001	2000	1999
	(Number)
Manufacturing	5,535	4,994	4,810
Selling and distribution	1,632	1,369	1,222
Administration	645	587	550

	7,812	6,950	6,582

Payroll costs were:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Remuneration	234.5	178.6	149.7
Social security costs	23.6	23.0	19.2
Other pension costs	8.2	6.9	6.4

	266.3	208.5	175.3

(i) Executive Directors' Remuneration

Our policy is to:

  •
  attract, retain and motivate the high calibre professional, managerial and technological expertise necessary to realize the Group's business objectives without paying excessively;

  •
  ensure that the remuneration framework and its constituent reward elements are competitive and fairly reflect, as necessary, the international nature of the Group's business and the markets within which the Group operates; and

  •
  maintain the correct balance and linkage between individual and business performance so as to effectively align the interests of the executive with those of shareholders, particularly that of enhancing shareholder value.

In reviewing and implementing the policy, the Remuneration Committee (the "Committee") consults with independent external advisers on a regular basis and in addition, with respect to the remuneration of senior executives (for whom the above policy also applies), with the Chief Executive.

The Committee has developed remuneration packages which fit this policy on an integrated and total reward basis. This is achieved by providing a base salary plus benefits, pension entitlements and an annual incentive bonus together with discretionary awards under the Company's medium and long-term share incentive plans. In designing the performance-related elements of remuneration, the Committee believes it has followed the provisions set out in Schedule A to the Combined Code on Corporate Governance (the applicable corporate governance guidelines for UK companies listed on the London Stock Exchange).

The Committee will continue to monitor and review the level and mix of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any proposed changes.

Executive Directors' Remuneration in 2001

(a) Base Salary and Benefits

The level of base salary is reviewed and established annually by reference to both the performance and changes in the responsibilities of the individual and the prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Committee is mindful of and sensitive to the wider scene, especially regarding employees' pay and employment conditions elsewhere in the Group. No increase in salary was awarded to the executive directors in respect of their January 1, 2002 annual pay review in line with the pay freeze predominantly in place throughout the Group.

Pension and other benefits have regard to competitor practice in the home country of each executive. Benefits include a company car or car allowance and life, disability and healthcare insurance coverage. Pension details are provided later.

(b) Annual Incentive Bonus Scheme

The UK based executive directors, namely Messrs. Brookes and Hutchinson, participate in an annual incentive bonus scheme, the key features of which are:

  •
  a performance condition linked to the annual growth in our headline earnings per share (EPS); and

  •
  a sliding scale formula which provides for an on-target performance bonus of 50% of salary with a maximum reward opportunity of 100% of salary for exceptional performance. The EPS target and performance range are reviewed and determined at the beginning of each year by the Committee.

A similar type of scheme, formula and on-target bonus, but linked to the annual profit growth in the Communications group business and providing a bonus opportunity capped at 200% of base salary for exceptional performance, exists for My Chung (Group President, Communications) as the only US-based executive director.

(c) Directors' Pensions

The UK executives participate in the non-contributory funded senior executive level of the Spirent Group Staff Pension & Life Assurance Plan (the "Staff Plan"). This defined benefit arrangement will provide them at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to Inland Revenue limits and other statutory conditions. It also provides for dependants' pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

The Company has undertaken to Nicholas Brookes, whose salary for approved pension purposes under the Staff Plan is capped by the provisions of the Finance Act 1989 (£95,400 for the tax year 2001/2002), that his benefit entitlements shall be as if the "cap" did not apply. The Company will be liable for making payment of any unapproved pension in excess of the approved maximum. A balance sheet provision exists in respect of this unfunded contractual obligation. We have taken out insurance to cover that part of his life assurance and associated widow's pension in excess of the "cap".

The pensions earned by the UK executives during the year under the Staff Plan are shown in paragraph (iv) b below.

My Chung participates in the Spirent International Inc Retirement and Profit Share Plan, a defined contribution plan approved under section 401(k) of the US Internal Revenue Service Code (the "IRS Code"). We make matching contributions and are permitted to make discretionary profit sharing contributions of up to two and eight per cent respectively of the maximum compensation permitted for these purposes under the IRS Code. The Plan's normal retirement age is 65 and consistent with local practice, bonuses are pensionable for all participating employees including My Chung.

(d) Medium and Long-term Incentive Plans

The Committee approves the grant of all options and performance units under the Spirent Communications Stock Option Plan (SCSOP), LTSPP and ESOS. Individual grants are based on individual performance and potential impact on longer term business results. No grant has been or can be made at a discount to the market price of the Company's shares. The plans are more fully explained, including the pre-vesting performance conditions under the ESOS and LTSPP, in note 32.

The Committee's existing grant policy is to provide each executive director with the opportunity to be granted options over Spirent Ordinary shares under the ESOS and over performance units under the LTSPP (where one unit equals one Spirent Ordinary share) up to an annual face value limit of 1.25 and 0.75 × base salary, respectively (i.e. 2.0 × base salary in aggregate).

With due regard to the intensely competitive US recruitment and retention practices to which the Group is exposed, nearly 80% of operating profit before goodwill amortization and exceptional items, is derived from North America. My Chung will also continue to participate in the SCSOP. This plan, which is not open to UK executive directors, was approved by shareholders in May 2000 for Communication group employees. Performance conditions, both business and individual, govern the grant of options rather than the 25% per annum phased vesting. In normal circumstances, My Chung will have the opportunity to receive an annual grant up to the face value of a further 4.5 × salary under the SCSOP.

The executives also participate in either the Company's UK or US all employee share save plans, as appropriate.

In order to assist further in aligning the interests of executives and shareholders, shareholding guidelines were introduced in 2000 which encourage executive directors (and certain categories of senior management) to build up over a period of five years, a target shareholding in the Company.

(e) Service Contracts

Nicholas Brookes has a service contract terminable at any time by the Company on 24 months' notice and by the executive on 12 months' notice. Eric Hutchinson and My Chung each have a service contract (the latter with a US subsidiary holding company) terminable at any time by either party on 12 months' notice. All contracts contain provisions for us to make payment in lieu of notice and for removal of the director through poor performance or misconduct without compensation. The Company will seek to apply practical mitigation measures to any payment of compensation on termination, taking into account all relevant circumstances.

(ii) Non-executive Directors' Remuneration

The remuneration of non-executive directors is determined by the Board following a recommendation by the Chief Executive and after consultation by him with independent external advisers concerning competitive market practice. No fee increase was awarded for the remuneration review at January 1, 2002.

Non-executive directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. They do not have service contracts and are normally appointed, subject always to our Articles of Association, for an initial three-year term. Any subsequent extension to the term by the Board is not automatic and is subject to the prior review and recommendation process of the Nomination Committee.

(iii) Shareholder Approval of Remuneration Policy

The Board has determined that in line with current best practice, it is appropriate that shareholders be given the opportunity to approve the Company's policy on directors' remuneration as set out above.

(iv) Directors' Remuneration

(a) Individual and total remuneration of the directors holding office during 2001(1)

	Salary	Fees(2)	Taxable Benefits(3)	Profit Related Pay(4)	EPS Bonus(4)	Consultancy Payments(6)	Total 2001	Total 2000	Total 1999
	(£ thousands)
Executive Directors
Nicholas K Brookes	500.0	0.5	33.4	—	—	—	533.9	731.3	641.5
My E Chung(5)	157.2	0.3	10.6	—	—	—	168.1	—	—
Eric G Hutchinson	250.0	0.5	18.4	—	—	—	268.9	335.5	—
Non-executive Directors
Marcus Beresford	—	37.0	—	—	—	—	37.0	27.5	12.9
Paul M F Cheng	—	35.0	—	—	—	—	35.0	27.5	21.0
Göran Ennerfelt	—	30.0	—	—	—	—	30.0	0.8	—
Richard M Moley	—	35.0	—	—	—	—	35.0	16.9	—
George W Sarney	—	200.0	3.3	—	—	—	203.3	181.5	70.5
James A D Wyness	—	37.0	—	—	—	—	37.0	27.5	23.5
Former Directors(7)	—	—	—	—	—	—	—	—	447.6

Total 2001	907.2	375.3	65.7	—	—	—	1,348.2	1,348.5	1,217.0

Total 2000	585.0	282.7	42.0	—	438.8	—	1,348.5

Total 1999	564.0	151.5	53.8	46.4	284.5	116.8	1,217.0

(1)
The figures relate to the period of each director's Board membership. My Chung was appointed to the Board on May 9, 2001. Messrs. Hutchinson, Moley and Ennerfelt were appointed to the Board on January 1, April 1 and December 19, 2000 respectively.

(2)
Executive directors received a basic annual fee of £500 in respect of their services to the Board and its committees.

  The non-executive directors received a basic annual fee of £30,000 in respect of their services. George Sarney received an additional fee of £170,000 in respect of his duties as Chairman. James Wyness and Marcus Beresford each received an additional £7,000 per annum in recognition of their extra responsibilities as Chairman of the Audit Committee and Remuneration Committee respectively. Paul Cheng and Richard Moley received an additional £5,000 per annum in recognition of their extensive international travelling commitment required to perform their duties.

(3)
Taxable benefits included a company car or car allowance and life, disability and healthcare insurance coverage.

  Nicholas Brookes' taxable benefit figure included £2,938 for personal tax advice paid by the Company and £8,385 relating to the premium paid for life assurance and associated widow's pension in excess of the statutory earnings "cap" (as referred to in paragraph i(c) above).

  George Sarney's taxable benefit comprised £3,349 of personal tax advice paid for by the Company.

(4)
During the year neither Nicholas Brookes nor Eric Hutchinson earned an EPS bonus (2000: £300,000 and £138,750, respectively). My Chung did not earn a Communications group cash bonus during the year.

(5)
A translation rate of £1 = $1.44 has been used for 2001.

(6)
No director had a consultancy agreement with us during 2001 or 2000.

(7)
During 1999, Messrs. Vice, McCarthy and the late Dr. Westhead all retired from the Board and Marcus Beresford was appointed to the Board. The figure set out above relates to the total remuneration received by the former directors during their membership of the Board in 1999.

(b) Directors' Pensions

The pensions earned during the year from the non-contributory defined benefit arrangements in place for the UK executives during 2001 were as follows:

			Increase in accrued pension during the year(1)
				Accumulated total accrued pension at December 31			Transfer value of the increase in accrued pension(3)
	Age at December 31, 2001	Years of pensionable service
				2001	2000	1999	2001	2000	1999
			(£ thousands)
N K Brookes	54	14	56.2	244.4(2)	182.2	154.1	943.2	480.1	386.4
E G Hutchinson	46	18	42.7	154.2(2)	107.9	—	437.8	475.1	—

(1)
The increase in accrued pension during the year excludes any increase for inflation.

(2)
The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to December 31, 2001.

(3)
The transfer value has been calculated on the basis of actuarial advice in accordance with UK Actuarial Guidance Note GN11 and represents our liability (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(4)
Details of the Company's unfunded pension provision relating to the pension undertaking in excess of the statutory earnings cap made to Mr Brookes (which includes the eight year pensionable service credit awarded to him on joining the Company) is shown below in (vi) "Pension Costs".

(5)
No additional voluntary contributions have been included in the above table.

(c) Directors Remuneration and Payments to Former Directors—Summary

	Year ended December 31
	2001		2000	1999
	(£ thousands)
Total emoluments for all directors (as per the remuneration table in (a) above)	1,348		1,349	1,217
Gains made on exercise of share options	1		1,196	1,088
Company contribution to 401(k) retirement and money purchase plan	12	*	—	5
Pension & fees of the Life President (2001: £82,148 & £15,810, respectively)	98		96	93
Emoluments and ex-gratia pension to former directors	5		169	5
Consultancy payments and fee payments to former directors	24		23	30

	1,488		2,833	2,438

*
A translation rate of £1 = $1.44 has been used. This payment relates to one director.

(v) Directors' Interests

The beneficial and non-beneficial interests of the directors (and their immediate families and any connected persons) in the Ordinary share capital of the Company at the beginning and end of the year are set out below. The Company's statutory register of directors' interests is available for inspection at its registered office during normal business hours on any business day.

	December 31, 2001						January 1, 2001(2)
	Ordinary shares (beneficial)(1)		Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares	Long-term Share Purchase Plan performance units	Ordinary shares (beneficial)(1)	Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares	Long-term Share Purchase Plan Performance units
Executive Directors
Nicholas K Brookes	127,083		26,315	(5)	684,021	428,199	104,584	—		460,876	305,199
My E Chung	8,113		39,620		1,181,696	88,893	—	39,620	(6)	1,183,214	88,893
Eric G Hutchinson	43,411	(4)	12,171	(5)	387,318	90,849	38,911	—		275,932	28,849
Non-Executive Directors
Marcus Beresford	15,225		—		—	—	15,225	—		—	—
Paul M F Cheng	7,250		—		—	—	7,250	—		—	—
Göran Ennerfelt(3)	108,398,257		—		—	—	108,398,257	—		—	—
Richard M Moley	10,000		—		—	—	—	—		—	—
George W Sarney	80,000		—		—	—	75,000	—		—	—
James A D Wyness	46,037		—		—	—	21,409	—		—	—

(1)
Directors' beneficial holdings of Ordinary shares (nominal value 3 1/3 pence each) do not form part of remuneration provided by the Company.
(2)
At May 9, 2001 date of appointment for My Chung.
(3)
Göran Ennerfelt is also President and Chief Executive Officer of Axel Johnson AB. He has the above connected beneficial interest in the Company through the shareholding of Lexa B.V. (an Axel Johnson Group company), which is the registered holder of the new Spirent Ordinary shares issued, credited as fully paid, as part consideration for the acquisition of Hekimian Laboratories Inc in 2000.

(4)
Since the year end:
•
the beneficial interest of Eric Hutchinson increased by 5,128 to 48,539 Ordinary shares on January 3, 2002 through the exercise of a matured all employee share option under the Savings Related Share Option Plan; and
•
the number of options and rights to acquire Ordinary shares for My Chung increased by 6,122 on January 1, 2002 through the grant of purchase rights to him under the US Employee Stock Purchase Plan. This is a provisional number only (based on the Company's share price at the date of grant) as the actual number of shares in which participants are interested under this plan cannot be determined until maturity of the 12 months savings contract (see note 32).
(5)
The non-beneficial interests of Messrs. Brookes and Hutchinson represent their respective £100,000 and £46,250 deferred cash bonus award made under the terms of the annual incentive bonus plan for 2000 as previously reported. The bonuses were used to purchase shares in the market on February 28, 2001 and are being held in the Employee Share Ownership Trust (ESOT) for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in the Company's employment, the beneficial share interests will be released to them. There are no other pre-release performance conditions to be satisfied.
(6)
The non-beneficial interest of My Chung over 39,620 shares exists in a similar manner to that described in note (5) above except that his interest arises from a deferred cash bonus of $175,000 (being 50% of his annual salary) made on a discretionary basis on May 9, 2001 (in recognition of his promotion to the Board). The bonus was used to purchase the shares in the market on that date and will be released beneficially to him from the ESOT on the third anniversary, subject to him still being in the Company's employment at that time.
(7)
An analysis of the options and rights to acquire Ordinary shares and the interests in Performance Units held by the executive directors follows. None lapsed unexercised during the year. All figures reflect, as appropriate, changes in the Company's capital structure since the dates of grant.

(a)
Options and rights to acquire Ordinary shares under the Company's various share option, stock appreciation rights and all employee share save plans

	Plan type(1)	At December 31, 2001	Exercised (E)/ canceled (C) during the year	Granted during the Year	At January 1, 2001(3)		Date of grant	Exercise price(p)	Date first exercisable		Expiry date
N K Brookes	ESOS	221,068	—	—	221,068		09.30.96	136	09.30.99		09.29.06
	SRSOS	15,886	—	—	15,886		10.21.96	109	01.01.02		06.30.02
	ESOS	30,410	—	—	30,410		04.23.97	118	04.23.00		04.22.07
	ESOS	43,922	—	—	43,922		04.27.98	152	04.27.01		04.26.08
	ESOS	149,590	—	—	149,590		05.11.00	334	05.11.03		05.10.10
	ESOS	205,000	—	205,000	—		04.09.01	305	04.09.04		04.08.11
	SRSOS	18,145	—	18,145	—		10.05.01	93	12.01.06		05.31.07
M E Chung	ESOS	93,482	—	—	93,482		07.16.98	163	07.16.01		07.15.08
	ESOS	112,734	—	—	112,734		04.01.99	133	04.01.02		03.31.09
	SCSOP	341,921	—	—	341,921		05.11.00	334	05.11.01	(4)	05.10.07
	ESOS	65,819	—	—	65,819		05.11.00	334	05.11.03		05.10.10
	SARP	42,740	—	—	42,740		05.12.00	335	05.12.01	(4)	05.11.10
	SPP	—	(E) 8,113(2)	—	1,518	(2)	11.01.00	102	11.02.01		02.02.02
	SCSOP	250,000	—	—	250,000		12.08.00	613	12.08.01	(4)	12.07.07
	SCSOP	195,000	—	—	195,000		04.09.01	305	04.09.02	(4)	04.08.08
	ESOS	80,000	—	—	80,000		04.09.01	305	04.09.04		04.08.11
E G Hutchinson	SRSOS	5,128	—	—	5,128		10.21.94	76	12.01.01		05.31.02
	ESOS	17,652	—	—	17,652		04.27.95	108	04.27.98		04.26.05
	SRSOS	1,464	—	—	1,464		10.31.95	106	12.01.02		05.31.03
	ESOS	42,928	—	—	42,928		04.29.96	140	04.29.99		04.28.06
	ESOS	33,786	—	—	33,786		04.23.97	118	04.23.00		04.22.07
	ESOS	29,586	—	—	29,586		04.27.98	152	04.27.01		04.26.08
	SRSOS	12,363	—	—	12,363		10.22.98	83	01.01.06		06.30.06
	ESOS	75,156	—	—	75,156		04.01.99	133	04.01.02		03.31.09
	SRSOS	—	(C) 1,032	—	1,032		10.15.99	142	12.01.06		05.31.07
	ESOS	55,562	—	—	55,562		05.11.00	334	05.11.03		05.10.10
	SRSOS	—	(C) 1,275	—	1,275		10.31.00	518	12.01.07		05.31.08
	ESOS	105,000	—	105,000	—		04.09.01	305	04.09.04		04.08.11
	SRSOS	—	(C) 2,468	2,468	—		05.04.01	268	06.01.08		12.31.08
	SRSOS	8,693	—	8,693	—		10.05.01	93	12.01.08		05.31.09

(1)
Key to plan type:
 ESOS—Executive Share Option Scheme
 SARP—Stock Appreciation Rights Plan
 SCSOP—Spirent Communications Stock Option Plan
 SPP—US Employee Stock Purchase Plan
 SRSOS—UK Savings Related Share Option Scheme
An explanation of each plan and its operation is given in note 32.
(2)
The exercise price and number of purchase rights under the SPP could not have been determined until maturity (i.e. 12 months following the date of grant). 1,518 relates to the number of shares subject to purchase rights based on the market price of a Spirent Ordinary share (less an applicable 15% discount) as at the date of grant. 8,113 relates to the actual number of shares exercised at maturity, when the market price of a Spirent Ordinary share was 120 pence (and the exercise price, including the 15% discount, was 102 pence).

(3)
At May 9, 2001 date of appointment for My Chung.
(4)
A phased entitlement exists to exercise options or rights, as appropriate, under the SCSOP and SARP which vest as to 25% on the first anniversary of grant and 25% per annum thereafter.

(b)    Performance Units interests under the Long Term Share Purchase Plan (LTSPP)

	Performance Units at December 31, 2001		Granted during the year	Performance Units at January 1, 2001(1)	Date of grant	Performance Unit Value at Date of Grant (pence)	Vesting Date
N K Brookes	219,719	(2)	—	219,719	06.18.99	166	06.18.05
	85,480		—	85,480	05.11.00	334	05.11.06
	123,000		123,000	—	04.09.01	305	04.09.07
M E Chung	38,893		—	38,893	05.11.00	334	05.11.06
	50,000		—	50,000	04.09.01	305	04.09.07
E G Hutchinson	28,849		—	28,849	05.11.00	334	05.11.06
	62,000		62,000	—	04.09.01	305	04.09.07

(1)
At May 9, 2001 date of appointment for My Chung.

(2)
The minimum performance conditions attaching to the first three year performance period were satisfied on December 31, 2001. However, the value of the first award, if any, cannot be determined until the third anniversary of the date of grant.

(3)
One performance unit under the LTSPP equals one Ordinary share. An explanation of how the LTSPP operates, including the share matching provisions and performance conditions, is set out in note 32. The following table shows the Company's achievement against its performance conditions under the LTSPP as at December 31, 2001:

Performance Year Ended	Real Share Price Growth (min. 5% pa)	Total Shareholder Return ranking (min. 60th percentile position)
1999	54%	80th
2000	-51%	45th
2001	-74%	5th

  All three of the Company's executive directors, with other employees of the Group, are potential beneficiaries of Employee Share Ownership Trust (ESOT). The two UK executive directors, with other employees of the Group, are also potential beneficiaries of the Qualifying Employee Share Ownership Trust (QUEST). As such potential beneficiaries of the ESOT and QUEST the respective directors are deemed by the Companies Act 1985 to be interested in the Spirent Ordinary shares held by those Trusts. At December 31, 2001, the trust shareholdings for the ESOT and QUEST were 9,064,985 and 4,571,286, respectively (December 31, 2000 9,025,719 and 4,895,543).

  The middle market price of a Spirent Ordinary share on January 2, 2001 (the London Stock Exchange having been closed for trading on January 1, 2001) and December 31, 2001 was 578.5 and 158 pence respectively, and during that period ranged between a high of 610 pence and a low of 71.5 pence per share.

(vi) Pension Costs

The Group continues to account for pension costs under Statement of Standard Accounting Practice (SSAP) 24, disclosures are provided under both SSAP 24 and under FRS 17 as required by the Standards.

(a) Disclosures under SSAP 24

The Group operates a number of pension schemes around the world. Defined benefit schemes cover 19% of members (2000 32%; 1999 30%) and defined contribution schemes cover 81% (2000 68%; 1999 70%). The assets of all the major schemes are held in separate trustee administered funds independent of the Group's finances.

United Kingdom

The Group operates two United Kingdom pension plans: the Staff Pension Plan which is on a defined benefit basis and the Retirement Cash Plan which is on a defined contribution basis with a defined benefit underpin.

Pension costs and the assets and liabilities of these plans are reviewed regularly by an independent professionally qualified actuary. The latest actuarial valuations of the plans were undertaken as at April 1, 2000 using the projected unit method. The principal results and assumptions were as follows:

Assumption	Staff Pension Plan	Retirement Cash Plan
Return on investments	7.1% pa	4.8% pa
Salary inflation average	4.3% pa	4.3% pa
Price inflation	2.8% pa	2.8% pa
Pension increases	3.6% pa	3.6% pa
Market value of assets	£109.9 million	£8.5 million
Level of funding	106%	113%
Employer contribution rate	11.0%	4%

The level of funding represents the market value of assets expressed as a percentage of the value of liabilities, on an ongoing basis.

For accounting treatment purposes the actuarial surpluses are being spread over the average expected remaining service of plan members being 13 years. The pension costs for 2001 for these plans were £2.8 million (2000 £2.2 million; 1999 £2.3 million).

The above plans are funded and have full UK Inland Revenue tax-exempt approval by which benefits are limited due to the statutory earnings cap (an Inland Revenue limit on the amount of earnings that can be made pensionable under the plans for members who joined after May 1989).

Certain members whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of the basic salary only. The Company has contractually agreed to pay the additional retirement benefits itself and a provision is made in respect of this obligation in the balance sheet at December 31, 2001 of £4.1 million (2000 £3.0 million; 1999 £1.7 million).

This represents the actuarial value as confirmed by the Company's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis, in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded plan) of £1.0 million (2000 £0.3 million; 1999 £0.3 million) and interest on the unfunded liability of £0.2 million (2000 £0.2 million; 1999 £0.1 million). The additional death-in-service benefits over the statutory cap are separately insured by the Company under an unapproved scheme.

Additionally the Company has made a provision in respect of pensions being paid to former directors of the Company of £0.4 million (2000 £0.4 million; 1999 £0.4 million).

United States

The Group maintains defined contribution pension benefit plans for employees of its subsidiaries. Most of the United States companies participate in the 401(k) Retirement and Profit Share Plan for the United States Affiliates of Spirent plc (US Spirent Plan), although five of the United States subsidiaries sponsor their own plans. Under the US Spirent Plan employees can make pre-tax contributions and the companies match these contributions on a dollar for dollar basis up to 2% of the employee's compensation limit. In addition the companies may make discretionary profit sharing contributions up to a maximum of 10% of compensation, less the company matching contribution. Company matching and profit sharing contributions vest over 5 years at the rate of 20% per year. Forfeitures of unvested company contributions are applied against either the companies' commitment to make matching contributions or the discretionary profit sharing contributions. The US Spirent Plan permits employees to direct the investment of their account balances among a selection of diversified mutual funds, offering a broad mix of investment return potential with varying levels of risk. It also permits employees to defer up to 12% of salary. Company contributions to the United States pension benefit plans amount to $5.6 million (2000 $4.5 million; 1999 $3.4 million). Total assets in the defined contribution plans at the end of 2001 were $111.0 million (2000 $74.9 million; 1999 $76.3 million). There were no defined benefit plan in the United States at December 31, 2001.

Other Jurisdictions

Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and are defined contribution schemes. Total contributions for 2001, in respect of these schemes amounted to £0.2 million (2000 £0.2 million; 1999 £0.3 million).

The total pension charge for the Group for 2001 was £8.2 million (2000 £6.9 million; 1999 £5.1 million). Total company contributions to defined benefit schemes were £2.7 million (2000 £1.9 million; 1999 £1.8 million) and defined contribution schemes were £5.5 million (2000 £5.0 million; 1999 £3.3 million).

(b) Disclosures under FRS 17

The only significant defined benefit plans under FRS17 are in the United Kingdom and comprise the Staff Pension Plan and Retirement Cash Plan as described above. These plans have been combined for the purposes of the following disclosures.

The most recent actuarial valuation at April 1, 2000 has been used and updated by our independent actuaries

(i)
The financial assumptions used to calculate the scheme liabilities under FRS 17 were:

As at December 31, 2001 UK defined benefit plans
%
Valuation method	projected unit
Inflation	2.5
Rate of increase in salaries	4.0
Rate of increase for pensions in payment pre 2001 service	3.5
Rate of increase for pensions in payment post 2001 service	2.5
Rate of increase in deferred pensions	2.5
Rate used to discount scheme liabilities	6.0

(ii)
The assets and the liabilities in the scheme were as follows:

	2001 Long-term rate of return expected	As at December 31, 2001
	%	(£ millions)
Equities	7.5	76.2
Gilts	5.0	12.1
Bonds	6.0	1.3
Cash	3.5	4.7
Property	6.0	3.8
Other	6.5	7.3

Total market value of assets		105.4
Actuarial value of liability		(123.3)

Net deficit in the scheme		(17.9)
Related deferred tax asset		5.4

Deficit in the schemes, net of tax		(12.5)

Actuarial value of unfunded pension liability—fully provided for in these financial statements		(4.5)
Related deferred tax asset		1.4

Net pension liability		(15.6)

The liability at December 31, 2001 under FRS 17 does not reflect the funding position of the plan which is calculated on an ongoing basis. This basis is used to determine contribution rates under the schemes.

(iii)

As at December 31, 2001
(£ millions)
Net assets as stated in the balance sheet	1,096.8
Actuarial value of unfunded pension liability	4.5
Related deferred tax	(1.4)

Net assets excluding unfunded liability	1,099.9
Net pension liability	(15.6)

Net assets including amount related to defined benefit assets and liabilities	1,084.3

Profit and loss account excluding pension liability	41.7
Actuarial value of unfunded pension liability	4.5
Deferred tax on unfunded liability	(1.4)

44.8
Net pension liability	(15.6)

Profit and loss account including amounts related to defined benefit assets and liabilities	29.2

11.  Taxation

	Year ended December 31
	2001	2000	1999
	(£ millions)
(a) Analysis of charge based on (loss)/profit for the year
Current tax:
Corporation tax	10.1	0.9	2.2
Overseas taxation	18.4	29.5	15.8
Tax arising on disposals—overseas taxation	13.2	—	1.1
Exceptional tax credit	—	(6.4)	—
Over-provision in prior years—UK tax	(0.4)	—	—
—Overseas taxation	—	(0.2)	(0.5)

	41.3	23.8	18.6
Share of joint venture's taxation	2.7	4.5	4.0
Share of associates' taxation	0.5	1.0	1.0

Total current tax charge	44.5	29.3	23.6

Deferred tax:
Origination and reversal of timing differences	(11.9)	1.3	6.6

Total deferred tax charge	(11.9)	1.3	6.6

Total charge for the year	32.6	30.6	30.2

Analyzed by continuing and discontinued operations:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Continuing operations	16.6	26.6	23.8
Discontinued operations	16.0	4.0	6.4

Total charge for the year	32.6	30.6	30.2

The tax effect of the operating exceptional items was £10.3 million (2000 £0.7 million). In respect of the non-operating exceptional items a charge of £13.2 million (2000 nil) arises.

(Loss)/profit before taxation is analyzed as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
United Kingdom	26.4	(0.2)	7.0
Overseas	(757.1)	82.0	66.7

	(730.7)	81.8	73.7

(b)
The current tax charge for the year is higher than the standard rate of corporation tax in the United Kingdom (2000 30%; 1999 30.25%). The differences are explained as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
(Loss)/profit before tax	(730.7)	81.8	73.7

(Loss)/profit before tax multiplied by standard rate of corporation tax	(219.2)	24.5	22.3
Expenses not deductable for tax	243.8	7.9	2.6
Tax arising on disposals	13.2	—	1.1
Higher tax rate on overseas earnings	7.1	3.5	(1.9)
Exceptional tax credit	—	(6.4)	—
Tax over provided in previous years	(0.4)	(0.2)	(0.5)

Total current tax charge	44.5	29.3	23.6

A reconciliation of the (loss)/profit before tax at the United Kingdom statutory rate of corporation tax to the tax charge for the year is as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
(Loss)/profit before tax at the UK statutory rate	(219.2)	24.5	22.3
Adjusted for:
Permanent differences arising on amortization and impairment	243.4	7.8	2.6
Tax over provided in previous years	(0.4)	(0.2)	(0.5)
Taxation arising on disposals	13.2	—	3.1
Exceptional tax credit	—	(6.4)	—
Other permanent adjustments	(1.3)	0.9	0.1
Overseas rate differences	(3.1)	4.0	4.9

Tax charge for the year	32.6	30.6	32.5

(c) Factors that may affect future tax charges

The Group has tax losses arising in the United States of £9.8 million (2000 £9.8 million; 1999 £4.7 million) that are available for offset against future taxable profits of that subsidiary. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates and the joint venture.

12.  (Loss)/Earnings per Share

(Loss)/earnings per share is calculated by reference to the (loss)/earnings for the year and the number of Ordinary shares in issue during the year as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Basic and diluted (loss)/earnings attributable to shareholders	(763.5)	50.7	43.5
Exceptional items	34.9	2.2	—
Goodwill impairment	724.6	—	—
Goodwill amortization	86.6	25.7	8.6
Exceptional item—(profit)/loss on disposal and closure of operations	(14.5)	18.1	6.7
Profit on disposal of tangible fixed assets	—	(3.2)	—
Exceptional tax credit	—	(6.4)	—
Attributable taxation on exceptional items	(10.3)	(0.7)	—
Attributable taxation on the loss on disposal of operations	13.2	—	1.1

Headline earnings attributable to shareholders	71.0	86.4	59.9

	(Number)
Weighted average number of shares in issue (millions)—basic and headline	915.1	685.4	652.3
Dilutive potential of employee share options	—	20.9	28.6

Weighted average number of shares in issue (millions)—diluted	915.1	706.3	680.9

The shares in issue used to calculate basic and headline (loss)/earnings per share exclude the shares held by QUEST, by Orbis Management Limited and by Greenwood Nominees, as detailed in note 18, in accordance with FRS 14 "Earnings per Share".

13.  Intangible Assets

	Goodwill	Other Intangible Assets	Total Intangible Assets
	(£ millions)
Cost:
At January 1, 2000	330.8	0.2	331.0
Increase during the year (note 34)	1,497.6	—	1,497.6
Disposal of operations (note 35)	(1.0)	—	(1.0)
Exchange adjustment	25.4	—	25.4

At December 31, 2000	1,852.8	0.2	1,853.0
Decrease during the year (note 34)	(0.8)	—	(0.8)
Disposal of operations (note 35)	(27.8)	(0.2)	(28.0)
Exchange adjustment	6.8	—	6.8

At December 31, 2001	1,831.0	—	1,831.0

Amortization:
At January 1, 2000	9.6	0.1	9.7
Provided during the year	25.7	—	25.7
Exchange adjustment	0.8	—	0.8

At December 31, 2000	36.1	0.1	36.2
Provided during the year	86.6	—	86.6
Goodwill impairment	724.6	—	724.6
Disposal of operations (note 35)	(4.3)	(0.1)	(4.4)
Exchange adjustment	0.3	—	0.3

At December 31, 2001	843.3	—	843.3

Net book value at December 31, 2000	1,816.7	0.1	1,816.8

Net book value at December 31, 2001	987.7	—	987.7

Goodwill is amortized over 20 years

14.  Tangible Assets

	Land and Buildings
	Freehold	Long Lease	Short Lease	Plant and Machinery	Fixtures Fittings and Equipment	Total
	(£ millions)
Cost:
At January 1, 2000	18.7	15.0	14.1	128.9	46.4	223.1
Exchange adjustment	0.7	0.1	0.5	4.9	1.7	7.9
Additions by acquisition (note 34)	—	—	0.3	1.1	6.7	8.1
Additions—owned assets	3.1	1.6	0.4	17.1	22.6	44.8
—leased assets	—	—	2.2	—	0.3	2.5
Disposals	(3.7)	(0.3)	—	(2.1)	(4.4)	(10.5)
Disposal of operations (note 35)	—	—	—	(3.8)	(2.1)	(5.9)

At December 31, 2000	18.8	16.4	17.5	146.1	71.2	270.0
Exchange adjustment	—	(0.1)	(0.2)	—	0.1	(0.2)
Additions—owned assets	5.0	0.1	8.6	19.6	26.1	59.4
—leased assets	—	—	—	0.5	0.3	0.8
Disposals	—	(0.1)	(0.5)	(7.1)	(7.6)	(15.3)
Disposal of operations (note 35)	(5.6)	(1.8)	(0.4)	(30.7)	(10.4)	(48.9)

At December 31, 2001	18.2	14.5	25.0	128.4	79.7	265.8

Depreciation:
At January 1, 2000	4.1	1.5	1.4	82.3	26.8	116.1
Exchange adjustment	0.2	—	—	2.9	0.9	4.0
Provided during the year	0.5	0.4	0.9	14.5	8.8	25.1
Disposals	(1.6)	—	—	(2.0)	(3.6)	(7.2)
Disposal of operations (note 35)	—	—	—	(2.8)	(1.4)	(4.2)

At December 31, 2000	3.2	1.9	2.3	94.9	31.5	133.8
Exchange adjustment	—	—	—	—	0.3	0.3
Provided during the year	0.4	0.5	1.2	16.3	18.8	37.2
Disposals	—	(0.1)	(0.4)	(5.9)	(5.7)	(12.1)
Disposal of operations (note 35)	(0.9)	(0.6)	(0.2)	(22.6)	(6.7)	(31.0)

At December 31, 2001	2.7	1.7	2.9	82.7	38.2	128.2

Net book value at December 31, 2000	15.6	14.5	15.2	51.2	39.7	136.2

Net book value at December 31, 2001	15.5	12.8	22.1	45.7	41.5	137.6

Tangible assets include the following amounts in respect of finance leased assets:

	Plant and Machinery	Fixtures Fittings and Equipment	Total
	(£ millions)
Net book value at January 1, 2000	0.3	0.9	1.2
Depreciation provided during the year	0.1	0.3	0.4
Net book value at December 31, 2000	0.2	0.7	0.9
Depreciation provided during the year	0.1	0.4	0.5
Net book value at December 31, 2001	0.6	0.5	1.1

15.  Capital Commitments

	As at December 31
	2001	2000
	(£ millions)
Capital expenditure commitments:
Contracted but not provided	4.2	2.7

16.  Investment in Joint Venture

(£ millions)
At January 1, 2000	34.9
Share of retained profit	6.7
Exchange adjustment	(0.9)

At December 31, 2000	40.7
Share of retained profit	4.1
Exchange adjustment	(0.5)

At December 31, 2001	44.3

The joint venture companies as at December 31, 2001 and 2000 were as follows:

	% holding	Nature of business
Wago Kontakttechnik GmbH	51%	Interconnection products
Wago Contact SA	51%	Interconnection products

Additional disclosures in respect of the Interconnection joint venture are as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Profit and loss account
Turnover	78.3	76.0	67.0

Profit before tax	8.8	12.7	9.1
Taxation	(2.7)	(4.5)	(4.0)

Profit after tax	6.1	8.2	5.1

	As at December 31
	2001	2000
	(£ millions)
Balance sheet
Fixed assets	34.7	30.5
Current assets	34.3	34.0

Share of gross assets	69.0	64.5

Liabilities due within one year	11.2	12.5
Liabilities due after more than one year	11.7	9.7
Minority interests	1.8	1.6

Share of gross liabilities	24.7	23.8

Share of net assets	44.3	40.7

17.  Investment in Associates

	Goodwill	Share of Retained Profit and Reserves	Total
	(£ millions)
At January 1, 2000	—	11.9	11.9
Share of retained profit	—	1.3	1.3
Exchange adjustment	—	(0.3)	(0.3)

At December 31, 2000	—	12.9	12.9
Additions	—	(0.2)	(0.2)
Share of retained profit	—	0.5	0.5
Goodwill arising on acquisition of associates	6.6	—	6.6
Amortization of goodwill	(0.1)	—	(0.1)
Exchange adjustment	—	(1.4)	(1.4)

At December 31, 2001	6.5	11.8	18.3

The increase in investment in associates is in respect of the acquisition of 16% of Caw Networks Inc on October 16, 2001 at a cost of £6.4 million including expenses.

Goodwill is being amortized over the estimated useful economic life of 20 years.

The associated companies are as follows:

	As at December 31,
	2001	2000	Nature of business
	% holding
Tyton Company of Japan	49	49	Cable management products
3M/ECC	20	20	Cable management products
Caw Networks Inc	16	—	Telecom test equipment

18.  Other Investments

Investment in Own Shares
(£ millions)
At January 1, 2000	12.3
Purchased by Orbis	22.0
Alloted to option holders	(0.9)

At December 31, 2000	33.4
Shares issued to Greenwood Nominees	2.0
Purchased by Orbis	0.1
Transferred to beneficial holders from Greenwood Nominees	(1.0)
Alloted to option holders	(0.4)

At December 31, 2001	34.1

The investment in own shares relates to 4,571,286 (2000 4,895,543) shares held by QUEST, 9,064,985 (2000 9,025,719) shares held by Orbis Management Limited and 625,031 shares held by Greenwood Nominees. Shares held by QUEST will be used to satisfy options under the Company's various savings related share option schemes. Shares in Orbis are primarily held to hedge awards under the Long-term Share Purchase Plan and Netcom Stock Appreciation Rights Plan. Shares held by Greenwood Nominees were allotted pursuant to the acquisition agreement of Zarak Systems Corporation the balance of which will be awarded to participants in May 2002.

The market value of own shares held at December 31, 2001 was £22.5 million (2000 £84.9 million) being below the recorded book value. The directors are of the opinion that this is not a permanent diminution in value and consequently the shares continue to be held at cost.

19.  Stocks

	As at December 31
	2001	2000
	(£ millions)
Raw materials	31.4	53.3
Work in progress	12.0	20.8
Finished goods	49.7	62.1

	93.1	136.2

20.  Debtors

	As at December 31
	2001	2000
	(£ millions)
Due within one year:
Trade debtors	99.8	144.0
Owed by associates	0.3	0.2
Other debtors	4.1	34.3
Prepayments and accrued income	9.3	7.0

	113.5	185.5

Due after one year:
Other debtors	0.5	2.7
Deferred taxation (note 27)	27.2	15.8
Prepayments	2.2	2.8

	29.9	21.3

Total debtors	143.4	206.8

Trade debtors at December 31, 2001 are stated after deducting provisions for bad and doubtful debts of £9.3 million (2000 £5.5 million).

21.  Notes to the Cash Flow Statement

	Year ended December 31
	2001	2000	1999
	(£ millions)
Returns on Investments and Servicing of Finance
Interest received	3.3	4.3	2.3
Interest paid	(27.1)	(26.4)	(12.7)
Interest element of finance lease rental payments	(0.1)	(0.1)	(0.6)
Issue costs on new long-term loans	—	—	(2.7)
Minority dividends paid	—	(0.5)	(0.2)

Net cash outflow for returns on investments and servicing of finance	(23.9)	(22.7)	(13.9)

Taxation
Corporation tax paid	(4.3)	(1.9)	(2.1)
Overseas tax paid	(16.7)	(20.3)	(15.6)

Tax paid	(21.0)	(22.2)	(17.7)

Capital Expenditure and Financial Investment
Capital expenditure	(59.4)	(44.8)	(35.5)
Receipts from sales of tangible assets	1.1	7.3	2.3
Sale/(purchase) of own shares	0.6	(22.0)	(6.6)

Net cash outflow for capital expenditure and financial investment	(57.7)	(59.5)	(39.8)

Acquisitions and Disposals
Acquisition of subsidiaries (note 34)	7.2	(549.7)	(282.5)
Acquisition of associates	(6.4)	—	—
Disposal of shares in subsidiaries (note 35)	148.8	13.1	49.6

Net cash inflow/(outflow) for acquisitions and disposals	149.6	(536.6)	(232.9)

Management of Liquid Resources
Sale/(purchase) of investments	3.6	50.6	(44.8)

Financing
Issue of share capital	4.9	528.1	6.3
New loans	28.5	92.1	374.0
Repayment of loans	(185.4)	(139.4)	(95.0)
Repayment of capital element of finance lease rentals	(0.8)	(0.6)	(1.5)
Loan to joint venture	—	—	(0.9)
Capital contribution from minority	—	—	1.3

Net cash (outflow)/inflow from financing	(152.8)	480.2	284.2

22.  Analysis of Changes in Net Borrowings

	January 1, 1999	Cash Flow	Non Cash Changes	Exchange Adjustment	December 31, 1999
	(£ millions)
Cash at bank and in hand	25.0	14.1	—	(1.4)	37.7
Overdrafts	(0.2)	(0.4)	—	—	(0.6)

Net cash	24.8	13.7	—	(1.4)	37.1
Current asset investments	5.8	44.8	—	0.4	51.0
Senior unsecured loan notes due within one year	—	—	(30.6)	(0.2)	(30.8)
Bank loans due within one year	(1.4)	(93.5)	(27.2)	4.0	(118.1)
Other loans and finance lease obligations due within one year	(1.5)	0.8	—	0.2	(0.5)

Net liquid funds/(short-term borrowings)	27.7	(34.2)	(57.8)	3.0	(61.3)
Senior unsecured loan notes due after one year	(45.2)	(29.5)	30.6	(1.0)	(45.1)
Bank loans due after one year	(9.8)	(154.2)	—	3.7	(160.3)
Other loans and finance lease obligations due after one year	(2.9)	1.6	(7.0)	0.4	(7.9)

Net borrowings	(30.2)	(216.3)	(34.2)	6.1	(274.6)

	January 1, 2000	Cash Flow	Non Cash Changes	Exchange Adjustment	December 31, 2000
	(£ millions)
Cash at bank and in hand	37.7	(9.1)	—	—	28.6
Overdrafts	(0.6)	(1.6)	—	—	(2.2)

Net cash	37.1	(10.7)	—	—	26.4
Current asset investments	51.0	(50.6)	—	3.5	3.9
Senior unsecured loan notes due within one year	(30.8)	31.7	—	(0.9)	—
Bank loans due within one year	(118.1)	105.7	(1.0)	(3.3)	(16.7)
Other loans and finance lease obligations due within one year	(0.5)	1.1	(1.5)	—	(0.9)

Net liquid funds/(short-term borrowings)	(61.3)	77.2	(2.5)	(0.7)	12.7
Senior unsecured loan notes due after one year	(45.1)	(89.4)	—	(11.3)	(145.8)
Bank loans due after one year	(160.3)	(2.4)	—	(7.4)	(170.1)
Other loans and finance lease obligations due after one year	(7.9)	1.2	(16.2)	(0.3)	(23.2)

Net borrowings	(274.6)	(13.4)	(18.7)	(19.7)	(326.4)

	January 1, 2001	Cash Flow	Non Cash Changes	Exchange Adjustment	December 31, 2001
	(£ millions)
Cash at bank and in hand	28.6	(0.7)	—	(0.3)	27.6
Overdrafts	(2.2)	1.7	—	0.1	(0.4)

Net cash	26.4	1.0	—	(0.2)	27.2
Current asset investments	3.9	(3.6)	—	—	0.3
Bank loans due within one year	(16.7)	6.9	—	(0.2)	(10.0)
Other loans and finance lease obligations due within one year	(0.9)	0.1	—	—	(0.8)

Net liquid funds	12.7	4.4	—	(0.4)	16.7
Senior unsecured loan notes due after one year	(145.8)	(0.1)	—	(3.0)	(148.9)
Bank loans due after one year	(170.1)	149.8	—	(3.9)	(24.2)
Other loans and finance lease obligations due after one year	(23.2)	1.0	(0.8)	0.3	(22.7)

Net borrowings	(326.4)	155.1	(0.8)	(7.0)	(179.1)

23.  Current Asset Investments

	As at December 31
	2001	2000
	(£ millions)
Listed	0.2	0.2
Unlisted	0.1	3.7

	0.3	3.9

Market value listed securities	0.2	0.2
Market value unlisted securities	0.1	3.7

	0.3	3.9

The investments are UK and US Treasury Stock.

24.  Creditors due within one year

	As at December 31
	2001	2000
	(£ millions)
Payments received on account	0.2	0.3
Trade creditors	29.7	41.9
Bills of exchange payable	0.1	0.1
Owed to joint venture	0.2	0.4
Owed to associates	0.4	0.4
Other creditors	12.3	27.2
Accruals and deferred income	65.3	89.6
Proposed dividend	27.6	27.3
Corporation tax—UK and overseas	27.0	5.3
Other taxes and social security costs	4.0	7.1

	166.8	199.6

25.  Loans and Overdrafts

	As at December 31
	2001	2000
	(£ millions)
Bank overdrafts:
Secured	0.4	0.3
Unsecured	—	1.9
Bank loans due within one year (note 28)	10.0	16.7
Other loans and finance lease obligations due within one year (note 28)	0.8	0.9

	11.2	19.8

Overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The weighted average interest rate payable on the bank overdrafts is 7.8% (2000 2.8%).

26.  Creditors due after more than one year

	As at December 31
	2001	2000
	(£ millions)
Senior unsecured loan notes (note 29)	148.9	145.8
Bank loans (note 28)	24.2	170.1
Other loans and finance lease obligations (note 28)	22.7	23.2
Other creditors	6.3	8.1
Deferred income	3.4	3.1
Pension	4.6	5.3

	210.1	355.6

27.  Provisions for liabilities and charges

	Year ended December 31
	2001	2000	1999
	(£ millions)
Deferred taxation
At January 1	(13.7)	(7.8)	3.1
Exchange adjustment	(0.5)	(0.9)	(0.4)
Arising on acquisition	—	(6.3)	(17.4)
Disposal of subsidiaries (note 35)	0.4	—	0.3
Charged during the year (note 11)	(11.9)	1.3	6.6

At December 31	(25.7)	(13.7)	(7.8)

	As at December 31
	2001	2000
	(£ millions)
Deferred taxation provided:
Capital allowances in advance of the corresponding charges for depreciation	1.1	2.9
Short-term timing differences on stock options	(6.5)	(10.9)
Other short-term timing differences	(20.3)	(5.7)

	(25.7)	(13.7)

Debtors greater than one year—deferred taxation (note 20)	(27.2)	(15.8)
Provisions for liabilities and charges	1.5	2.1

	(25.7)	(13.7)

28.  Loans and Finance Lease Obligations

	As at December 31
	2001	2000
	(£ millions)
Secured:
Bank loans not wholly repayable within five years	2.8	3.3
Bank loans wholly repayable within five years	2.2	2.1
Other loans wholly repayable within five years	—	0.2
Finance lease obligations	9.3	9.7

	14.3	15.3

Unsecured:
Bank loans wholly repayable within five years	30.4	183.1
Other loans not wholly repayable within five years	3.0	14.1
Other loans wholly repayable within five years	11.2	0.1

	44.6	197.3

Less debt issuance costs	(1.2)	(1.7)

	57.7	210.9

Repayment schedules for amounts due at December 31 are as follows:

	As at December 31
	2001	2000
	(£ millions)
Bank loans:
After five years	2.8	3.3
Between two and five years	21.9	151.3
Between one and two years	0.4	16.8

Due after more than one year	25.1	171.4
Less debt issuance costs	(0.9)	(1.3)

Due after more than one year (note 26)	24.2	170.1

Due within one year	10.3	17.1
Less debt issuance costs	(0.3)	(0.4)

Due within one year (note 25)	10.0	16.7

Total bank loans	34.2	186.8

Other loans and finance leases:
After five years	9.3	12.4
Between two and five years	9.9	10.1
Between one and two years	3.5	0.7

Due after more than one year (note 26)	22.7	23.2
Due within one year (note 25)	0.8	0.9

Total other loans and finance leases	23.5	24.1

	57.7	210.9

Where applicable loans are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The long-term secured loans are repayable in annual installments, ranging between £136,000 and £236,000 until the year 2008 and bear interest at an average rate of 7.2%.

Repayment schedules for loans and finance leases at December 31, 2001 are as follows:

			Finance Leases
	Bank Loans	Other Loans
			Capital	Interest	Total
	(£ millions)
Due within one year	10.0	—	0.8	0.5	1.3
Between one and two years	0.4	2.9	0.6	0.5	1.1
Between two and three years	20.0	2.8	0.6	0.4	1.0
Between three and four years	0.5	2.8	0.5	0.4	0.9
Between four and five years	0.5	2.7	0.5	0.4	0.9
After five years	2.8	3.0	6.3	1.5	7.8

	34.2	14.2	9.3	3.7	13.0

29.  Senior Unsecured Loan Notes

	As at December 31
	2001	2000
	(£ millions)
Due after more than one year
7.94% Senior unsecured loan notes 2006	6.8	6.7
8.06% Senior unsecured loan notes 2009	43.4	42.6
8.16% Senior unsecured loan notes 2009	78.8	77.1
8.75% Senior unsecured loan notes 2009	20.3	19.9

	149.3	146.3
Less debt issuance costs	(0.4)	(0.5)

Due after more than one year (note 26)	148.9	145.8

At December 31, 2001 the following loan notes were in issue:

(a)
$10.0 million bearing interest at 7.94% repayable on November 23, 2006

(b)
$63.4 million bearing interest at 8.06% repayable on November 23, 2009

(c)
$115.0 million bearing interest at 8.16% repayable on November 23, 2009

(d)
$29.6 million bearing interest at 8.75% repayable on November 23, 2009. An interest rate derivative was entered into in 1999 to reduce the effective interest rate to 8.28%

Loan notes are repayable:

(i)
at maturity or,

(ii)
at any time at Spirent's option in an amount of not less than 5% of the aggregate principal amount then outstanding plus a "make whole" amount, if applicable.

A five-year interest rate swap for $115.0 million was put in place on November 23, 2001 which changes the effective interest from fixed to floating rate. The swap can be canceled at the bank's option at six monthly intervals no earlier than November 2002.

30.  Financial Risk Management

The Group treasury function seeks to reduce financial risk and to ensure that sufficient liquidity is available to the Group to meet its ongoing and anticipated needs. It operates as a service center within a framework of policies and guidelines set by the Board that are subject to regular review.

Objectives, Policies and Strategies

The most significant treasury activities are raising finance and managing interest rate and currency exposures. Financial instruments, including derivatives (principally interest rate swaps, cancelable interest rate swaps and forward foreign exchange contracts) are used to manage these exposures. Transactions are only undertaken if they relate to underlying exposures or business requirements. Speculative treasury transactions are expressly forbidden.

Financing

Spirent's policy is to finance its operations through a combination of internal cash generation and external financing. The parent company raises the majority of the funding for the Company and its subsidiaries. Interconnection, which is a joint venture, puts in place its own local borrowing as and when required.

The Group's objective is to ensure there are sufficient, reliable and diverse sources of funding to meet the anticipated liabilities at the optimal achievable cost and to ensure we are not over exposed to re-financing risk at any particular point in time.

Spirent plc has raised fixed rate debt from the US private placement market as well as drawing bank facilities from the UK Syndicated Market.

At December 31, 2001 the amount of private placement debt was $218.0 million, equivalent to £149.3 million at December 31, 2001 exchange rates. These notes have various maturity dates ranging from 2006 to 2009.

Additionally, uncommitted borrowing lines are drawn as and when required.

Amounts available under the Spirent plc committed banking facilities were £378.0 million, of which £20.5 million was drawn (before debt issue costs) all in US dollars. Of these facilities, £173.9 million mature in 2002.

The main risks arising from the Group's financing activities are in respect of interest rates and exchange rates.

Interest Rate Management

Spirent's policy is to take a prudent stance in the management of its interest rate exposure. The main objective is to reduce the volatility of the interest rate charge through a judicious mix of fixed and floating debt and the use of derivatives, allowing the Group to gain some benefit from reductions in interest rates.

The current policy is that between 30% and 60% of Group net consolidated debt shall be at fixed rates of interest. Interest rates are closely monitored, enabling policies to be reviewed in relation to market changes.

At December 31, 2001 the Group's borrowings were composed of 41% of fixed rate debt. This excludes $115.0 million (£78.8 million) of private placement notes that have been swapped into floating rates through the use of a five-year swap, callable at the bank's option at six monthly intervals, no earlier than November 2002.

Net interest payable was £22.8 million (2000 £29.3 million). A one percentage point movement in short-term dollar interest rates based on the year-end position would impact profit before tax by approximately £1.0 million.

Borrowings are denominated in currencies that correspond to Spirent's net assets as described below.

Currency Management

Spirent faces currency exposures on trading transactions undertaken in foreign currencies and on translation of profits and net assets of overseas subsidiaries. The US dollar is the main currency to which the Group is exposed.

The foreign currency management policy of the Group is to minimize the impact of fluctuations in exchange rates on future cashflows. Subsidiaries are required to hedge known material transactions exposures against their local currency with Group treasury at the time the exposure is identified. The decision whether or not to hedge these transactions through matching external foreign exchange contracts rests with Group Treasury and depends on the size of the exposure and the current exchange rate.

Net assets are held in a number of currencies at overseas subsidiaries and currency exposures arise when these are translated at year end rates. The Group does not hedge balance sheet translation exposure but seeks to limit it by matching, where possible, the currency of its borrowings with that of such assets.

Profit translation exposures are not hedged, as these are an accounting rather than a cash exposure. However, the currency of borrowing is determined, where possible, according to the currency profile of profits earned, which mitigates translation exposure by partially matching interest payments with profits.

At the year end, Spirent's balance sheet translation exposure was 69% hedged (2000 69%). During the year, sterling weakened further against all the major currencies to which Spirent is exposed. The effect on profit before tax of translation was to increase profits on a year-on-year basis by £1.9 million.

The US dollar is Spirent's largest single currency exposure and a movement against sterling by 1% if maintained over the whole year, would affect reported profits by approximately £0.7 million.

(a)
Interest Rate Risk

The interest rate profile of the Group's financial assets and liabilities at December 31 after taking into account interest rate swaps was as follows:

	As at December 31, 2001
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	4.4	0.1	4.5
US dollars	9.3	1.7	11.0
Euro	7.8	0.9	8.7
Other	2.5	1.7	4.2

	24.0	4.4	28.4

	As at December 31, 2000
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	10.7	0.1	10.8
US dollars	13.1	2.0	15.1
Euro	2.9	0.5	3.4
Other	5.0	0.9	5.9

	31.7	3.5	35.2

The financial assets of the Group comprise:

	As at December 31
	2001	2000
	(£ millions)
Debtors due after more than one year (excluding prepayments £2.2 million and deferred tax of £27.2 million) (note 20)	0.5	2.7
Current asset investments (note 23)	0.3	3.9
Cash at bank and in hand (note 22)	27.6	28.6

	28.4	35.2

Floating rate financial assets comprise cash deposits at call, seven day and monthly rates.

The weighted average period to maturity for financial assets on which no interest is paid is less than one year.

	As at December 31, 2001
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	18.4	—	18.4
US dollars	75.0	104.7	4.7	184.4
Euro	10.0	0.3	—	10.3
Other	0.2	—	—	0.2

	85.2	123.4	4.7	213.3

	As at December 31, 2000
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	0.1	62.8	—	62.9
US dollars	150.6	135.8	4.2	290.6
Euro	10.6	0.2	—	10.8
Other	0.2	2.5	—	2.7

	161.5	201.3	4.2	367.0

	As at December 31, 2001			As at December 31, 2000
Financial liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities
	(%)	(years)	(years)	(%)	(years)	(years)
Sterling	16.3	0.6	—	12.1	1.4	—
US dollars	8.0	7.5	3.1	8.2	8.7	2.9
Euro	5.9	14.8	—	5.9	15.5	—
Other	13.0	3.6	—	10.4	1.6	—
	7.8	8.3	3.1	8.0	9.1	2.9

The financial liabilities of the Group comprise:

	As at December 31
	2001	2000
	(£ millions)
Bank overdrafts, current instalment of loans and finance lease obligations (note 25)	11.2	19.8
Senior unsecured loan notes due after more than one year (note 26)	148.9	145.8
Bank loans due after more than one year (note 26)	24.2	170.1
Other loans and finance lease obligations due after more than one year (note 26)	22.7	23.2
Other creditors falling due after more than one year (note 26)	6.3	8.1

	213.3	367.0

The floating rate liabilities at December 31, 2001 comprise primarily $115 million (£78.8 million) of the senior unsecured loan notes for which an interest rate swap is in place. Also included is £20.5 million drawn under the syndicated credit facility.

Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

(b)
Maturity of Financial Liabilities

The maturity profile of the Group's financial liabilities is as follows:

	As at December 31
	2001	2000
	(£ millions)
In one year or less, or on demand	11.9	20.1
In more than one year but not more than two years	6.2	17.4
In more than two years but not more than five years	38.9	164.8
In more than five years	156.3	164.7

	213.3	367.0

Undrawn Committed Borrowing Facilities:
Expiring in one year or less	175.7	161.3
Expiring in more than one year but not more than two years	27.4	—
Expiring in more than two years	156.8	54.0

	359.9	215.3

The commited borrowing facilities primarily comprise:

a $176 million five-year amortizing multi-currency revolving credit facility with a final maturity date of June 14, 2004 of which £20.5 million was drawn at December 31, 2001;

an undrawn £100 million multi-currency revolving credit facility with a maturity date of June 14, 2004;

an undrawn £107.5 million 364 day multi-currency revolving credit facility with a maturity date of June 10, 2002; and

an undrawn £50 million 364 day multi-currency revolving credit facility with a maturity date of June 10, 2002.

The $176 million multi-currency credit facility is amortizing and reduces as follows:

  •
  $24 million on January 15, 2002

  •
  $40 million on January 15, 2003

  •
  $56 million on January 15, 2004

  •
  $56 million on the final maturity date, June 14, 2004.

The 364-day facility has a final maturity date of June 10, 2002.

At December 31, 2001 the commitment fees payable on the unutilized portion of the loan facilities are as follows:

Tranche A—50% of the Applicable Margin. The current rate is 0.3125%.

Tranche B—50% of the Applicable Margin in pounds sterling. The current rate is 0.3125%.

Tranche C—0.125% on the undrawn, uncanceled amount.

(c)
Currency Exposure of Financial Assets and Liabilities

The tables show the net unhedged monetary assets and liabilities of Group companies at December 31. These monetary assets and liabilites are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

At December 31, 2001, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	1.8	1.9	0.2	3.9
US dollar	—	—	1.8	—	1.8
Euro	(0.1)	0.3	—	0.4	0.6
Other	(0.3)	2.3	—	0.1	2.1

	(0.4)	4.4	3.7	0.7	8.4

At December 31, 2000 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	2.3	2.5	0.5	5.3
US dollar	—	—	(0.1)	5.4	5.3
Euro	0.5	0.1	—	(0.3)	0.3
Other	(0.3)	1.3	—	—	1.0

	0.2	3.7	2.4	5.6	11.9

(d)
Fair Value of Financial Instruments

	As at December 31
	2001		2000
	Book Value	Fair Value	Book Value	Fair Value
	(£ millions)
Primary financial instruments held or issued to finance the Group's operations:
Short-term borrowings and current portion of long-term borrowings	(11.2)	(11.2)	(19.8)	(19.8)
Long-term senior unsecured loan notes	(148.9)	(159.4)	(145.8)	(156.4)
Long-term borrowings	(46.9)	(44.5)	(193.3)	(190.0)
Cash and other liquid funds	27.6	27.6	28.6	28.6
Investments	0.3	0.3	3.9	3.9
Other financial assets	0.5	0.5	2.7	2.7
Other financial liabilities	(6.3)	(6.3)	(8.1)	(8.1)

	(184.9)	(193.0)	(331.8)	(339.1)
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swap	—	(1.3)	—	—
Forward foreign exchange contracts	—	0.1	—	—

	(184.9)	(194.2)	(331.8)	(339.1)

The derivative financial instruments are as follows:

(a)
An interest rate swap for $115 million (£78.8 million). The swap has a five-year term and can be canceled at the bank's option at six monthly intervals no earlier than November 2002.

(b)
Forward foreign exchange contracts used to hedge material transactional exposures.

The fair value of the Group's long-term borrowings has been estimated on the basis of market prices for the same or similar issues with the same maturity dates.

The fair value of the Group's outstanding interest rate swap agreement has been estimated by calculating the present value of future cash flows using prevailing market conditions at the date of the valuation.

(e)
Hedges

The Group's policy is to hedge a proportion of its transactional currency exchange exposures using forward foreign currency contracts and its interest rate exposures by using interest rate swaps.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged itself is recognized.

Unrecognized gains and losses on instruments used for hedging are as follows:

	Year ended December 31
	2001			2000
	Gains	Losses	Total net gains/losses	Total net gains/losses
	(£ millions)
Unrecognized gains/(losses) at January 1	0.2	(0.2)	—	(0.2)
Gains/(losses) arising in previous years recognized in the year	0.2	(0.2)	—	(0.2)

Gains/(losses) arising before January 1 that were not recognized in the year	—	—	—	—
Gains/(losses) arising in the year that were not recognized	0.2	(1.4)	(1.2)	—

Unrecognized gains/(losses) on hedges at December 31	0.2	(1.4)	(1.2)	—

Expected to be recognized:
In one year or less	0.2	(0.1)	0.1	—
In later years	—	(1.3)	(1.3)	—

	0.2	(1.4)	(1.2)	—

31.  Operating Lease Commitments

Annual commitments which expire:

	As at December 31
	2001	2000
	(£ millions)
In respect of land and buildings (subject to periodic rent reviews):
Within one year	0.9	0.4
In the second to fifth years	8.8	5.8
Over five years	7.7	4.6

	17.4	10.8

In respect of plant and equipment:
In the second to fifth years	0.4	0.3

The aggregate payments, for which there are commitments under operating leases at December 31, 2001 fall due as follows:

	Land and Buildings	Plant and Equipment	Total
	(£ millions)
Due within one year	15.8	0.4	16.2
Between one and two years	14.9	0.3	15.2
Between two and three years	10.3	0.2	10.5
Between three and four years	8.1	0.2	8.3
Between four and five years	6.8	0.1	6.9
After five years	26.7	—	26.7

	82.6	1.2	83.8

32.  Share Options

We have the following share option schemes and share incentive arrangements.

(a)
1985 and 1995 Executive Share Option Schemes (ESOS)

The UK Inland Revenue approved 1995 ESOS was introduced on the automatic expiry of the 1985 ESOS and incorporates the guidelines issued by the Association of British Insurers at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the UK and in 16 overseas countries in which the Group has a material presence. There are currently 399 participating executives in the ESOS.

Awards under the 1995 ESOS, normally determined annually, are at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No options have been, or indeed can be, granted at a discount to the market price.

The normal exercise period for options granted under the 1985 and 1995 ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the 1995 ESOS are subject to the achievement of an earnings per share (EPS) performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, commencing with the financial year ended immediately prior to the date of grant, there has been an increase in the Company's headline EPS (as defined in the Statement of Investment Practice No. 1 of the United Kingdom Society of Investment Professionals formerly known as the Institute of Investment Management and Research) which is at least 6% more than the increase in the Retail Price Index over the same period.

All ESOS grants made after May 11, 2000 to the executive directors and senior management (principally members of the Company's Operations Management Committee) are subject to enhanced performance conditions on exercise, which require the Company's headline EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for 100% option vesting), with a sliding scale entitlement between these two points. In addition, the normal rolling performance testing over the ten-year option term has been replaced with testing measured from a base point fixed at the date of grant. Performance will also be tested on the fourth and fifth anniversaries of grant (if the target conditions have not yet been met in full), with the performance hurdle being increased in proportion to the extended period.

The Remuneration Committee may in future impose different performance targets which they consider to be no less demanding. Options granted under the 1985 ESOS are exercisable unconditionally.

(b)
International Executive Share Option Scheme (IESOS)

Certain US executives have previously been granted unapproved options under the IESOS with participation and awards being at the discretion of the Remuneration Committee. Options are exercisable unconditionally and normally between the third and tenth anniversary of the date of grant. Again, no options have been granted at a discount to the market price. This Scheme is closed and has been replaced by the unapproved arrangements to the 1995 ESOS referred to in (a) above.

(c)
Spirent Communications Stock Option Plan (SCSOP)

The SCSOP was introduced following shareholder approval at our 2000 Annual General Meeting. This discretionary plan is targeted at selected employees in the Communications group with grants normally determined annually by reference to the seniority and contribution of the employee, together with the performance of the relevant business and prevailing local market practice.

In response to an increasingly competitive employment market, predominately in the United States, the Company obtained approval from the UK Listing Authority (UKLA) to permit grants to selected newly hired and promoted employees on a fortnightly basis, including through any closed dealing period. The approval is on the basis that a very strict grant process and predetermined schedule of grant dates is followed and that any grants during closed dealing periods may only be made to local non-relevant employees (as defined in the UKLA's Model Code). Grants to relevant employees under the SCSOP can only be made during open dealing periods as is the case with annual awards.

Options normally vest over four years, provided that the employee remains in employment. The options will become 25% exercisable on the first anniversary of the date of the grant, and thereafter in equal proportions on a monthly basis. Any options not exercised will lapse on the seventh anniversary of grant. No pre-exercise performance conditions attach to options granted under the SCSOP.

Following completion of a material restructuring programme, and for market competitive, motivation and retention purposes, approximately 11 million options were granted under the SCSOP to selected employees of the Communications group within the 42-day permitted offer period following the Company's announcement of its half year results to June 30, 2001. This additional grant provided for accelerated phased vesting entitlements between 15 and 27 months from the date of grant instead of over the customary four year phased vesting period. No executive directors participated in this interim grant exercise.

The number of options available for grant each year are at the discretion of the Remuneration Committee having regard to competitive market practice and the performance of the businesses. The option price will not be less than the higher of the market value of our Ordinary shares, at the time of the grant or, where shares are to be subscribed, their nominal value.

(d)
Netcom Amended and Restated Stock Plan (NARSP)

We completed the acquisition of Netcom Systems Inc, USA (Netcom) in July 1999. $44.5 million of the total consideration was satisfied through the rollover of outstanding vested and unvested options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million new Spirent shares (as adjusted) on substantially similar terms under the NARSP as previously existed. The outstanding unvested options vest monthly from the date of acquisition during the remaining term of each individual grant and are not subject to any pre-exercise performance condition. The final unvested options will vest in July 2003 and all options have a ten-year life from the original date of grant.

(e)
Zarak Amended and Restated Stock Option Plan (ZARSOP)

Out of a total consideration of approximately 44.9 million new Spirent shares issued for the acquisition of Zarak Systems Corporation in November 2000, approximately 3.8 million arose in connection with the rollover of outstanding vested and unvested options over Zarak shares into options over Spirent shares which will vest over a period expiring in 2004 on substantially similar terms under the ZARSOP as previously existed. These options are primarily held by Zarak employees and have either a five or ten-year life from the original date of grant.

Unvested rolled over options are capable of immediate exercise (i.e. prior to their respective vesting date) and any shares arising from such an event are held in trust until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares whilst they are held in trust but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

(f)
Net-HOPPER Amended and Restated Stock Option Plan (N-HARSOP)

Out of a total consideration of approximately 9.6 million new Spirent shares issued for the acquisition of Net-HOPPER Systems Inc in November 2000, approximately 1.2 million arose in connection with the rollover of outstanding options over Net-HOPPER shares into options over Spirent shares on substantially similar terms under the N-HARSOP as previously existed. However, pursuant to the terms of the former Net-HOPPER stock option plan rules, all unvested options accelerated into fully vested status upon completion of the acquisition by Spirent. The options are held by Net-HOPPER employees and have a ten-year life from the original date of grant.

In accordance with the rules of the Executive Share Option Schemes noted in (a) above, the Spirent shares subject to rolled over options for the acquisition of Netcom, Zarak and Net-HOPPER, or granted under the SCSOP, do not count toward ABI scheme limits. The former Netcom, Zarak and Net-HOPPER plans are now closed to new entrants and no further awards of options can be made under them. Ongoing awards of options to Netcom, Zarak and Net-HOPPER employees are now being facilitated through the SCSOP as described in paragraph (c) above.

(g)
Savings Related Share Option Scheme (SRSOS)

The SRSOS is open to all UK eligible employees, both full and part-time, who have satisfied certain qualifying service criteria. Current participants make up approximately 69% of the eligible UK workforce. The employee enters into a Save-As-You-Earn contract with the Company's authorised savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

The option exercise price is calculated by reference to the middle-market price of a Spirent share on the date of grant, discounted by up to 20% at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date as elected by the option holder at the start of the contract.

We have established a qualifying employee share ownership trust (QUEST) to honor the contractual commitment to deliver Spirent shares against the valid exercise of outstanding options under the SRSOS. Spirent QUEST Limited, a wholly-owned subsidiary, acts as sole trustee to the QUEST. During the year 324,257 shares were transferred to option holders. Spirent QUEST Limited has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in note 12.

(h)
US Stock Purchase Plan (SPP)

The SPP operates on a similar basis to the UK Savings Related Share Option Scheme. It enables us to grant eligible US employees the right to acquire Spirent shares using proceeds of a savings contract. When joining the SPP, participants enter into a contract to save up to 15% of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over the contract period of 12 months by way of regular payroll deductions.

The purchase price is the market value of a Spirent share either on the date of grant of the purchase right or at the conclusion of the savings contract, which ever is lower, less a 15% discount or, where shares are to be subscribed, their nominal value (if greater).

Following shareholders' approval on May 9, 2001 to the introduction of a Global All Employee Share Purchase Plan, a similar invitation to that made available under the SPP has been made available (with a contract commencement date of January 1, 2002) to all eligible employees in Canada.

We also operated the following incentive schemes during 2001, both of which utilize shares purchased in the market (that is, they do not involve the issue of new Spirent shares).

(i)
Stock Appreciation Rights Plan (SARP)

The SARP was introduced in September 1999 as an interim incentive arrangement for the employees of Netcom following the closure of the NARSP described in (d) above and subsequently for certain other employees in the Communications group. Under the SARP, recruitment, promotion and recognition awards over Spirent shares have been made in line with historic and local competitive market practice on a quarterly basis at the discretion of a Committee comprising senior executives of both Netcom and Spirent. The award levels, rules and operation of the SARP reflect as far as practicable the rules of the now closed NARSP. Accordingly, rights under the SARP are exercisable at 25% per annum commencing from the first anniversary of grant and are not subject to the fulfilment of any pre-exercise performance condition.

The SARP will deliver the appreciation value (i.e. the aggregated increase in the market value of a Spirent share over the rights price) in the form of existing Spirent shares which have been purchased in the market by the Company's discretionary trust. The maximum number of shares over which SARP awards can be made is 5.25 million. Discretionary stock option grants to Communications group employees are now facilitated through the SCSOP (see paragraph (c) above).

At December 31, 2001, the following rights were outstanding under the SARP:

Rights Exercise Dates	Rights Price (pence)	Number of Rights Outstanding
09/10/00–06/29/10	182–416	4,462,998
(j)
Long Term Share Purchase Plan (LTSPP)

The LTSPP was introduced, following approval by shareholders at our 1999 AGM, to ensure continuing competitiveness and with the aim of motivating and giving participants a more focused incentive to perform at the highest levels which, in turn, delivers sustainable performance and enhanced shareholder return. Only executive directors and senior management (principally members of the Operations Management Committee) are eligible to participate in the LTSPP, which is administered by and grants made at the discretion of the Remuneration Committee.

All grants under the LTSPP have a six year performance period comprising two periods of three years each. Performance units, equivalent to shadow options, will be granted at the outset and will only vest (in the form of an award split between Spirent shares and cash) at the end of the first performance period. This is provided that the challenging performance criteria of both total shareholder return (TSR), as measured against a comparator group of companies (or other relevant index), and real share price growth (i.e., after taking inflation into account) have been met. One-third of the award must be retained in the form of shares until the end of the second performance period. These shares will be matched on a ratio of two shares for every one share retained. In order to encourage superior performance and to strengthen further the alignment of interest of participants with those of shareholders, participants may choose to invest some or all of their remaining cash award (i.e., up to two-thirds of the award) in shares and these will be matched on a higher ratio of up to four shares for every one retained. No reward under the LTSPP can be made at the end of either performance period unless our real share price growth is at least 5% per annum and also our TSR performance is ranked above the 60th percentile against the comparator group. Because of these variables, the exact number of shares available for award, if any, cannot be determined until the final vesting date (i.e. the sixth anniversary of the date of grant).

We have established a discretionary trust as one method through which it can deliver new Spirent shares committed under the LTSPP with shares being held in trust prior to any vesting of awards.

Any shares delivered under the LTSPP will be met by the trustees either purchasing existing shares in the market or by us issuing new shares or a combination of these. In this way, full flexibility is retained to ensure that the objective of acting in shareholders' best interests is achieved at the time of delivery.

At December 31, 2001, the following performance units were outstanding under the LTSPP:

Performance Unit Vesting Dates	Value of Performance Unit (pence)	Number of Performance Units
06/18/05–04/09/07	166–334	766,352

The trustee has waived all rights to receive dividends on any registered holding of Spirent shares purchased to satisfy SARP and LTSPP awards, except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's earnings per share calculation as referred to in note 12. At December 31, 2001, the trust held 8,986,099 Ordinary shares (2000 9,025,719 Ordinary shares, as adjusted), all of which are the subject of outstanding grants under the SARP and LTSPP.

Movements in the options outstanding under the option schemes for the three years in the period ended December 31, 2001 and the related weighted average option prices are shown in the two tables below.

	1985 and 1995 Executive Share Option Scheme		International Executive Share Option Scheme		Savings Related Share Option Scheme		Netcom Amended and Restated Plan(1)
	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price
	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)
Options outstanding at January 1, 1999	11,251	125.92	670	103.94	6,530	91.43	—	—
Granted/transferred into plan	4,379	133.70	—	—	815	144.89	25,456	42.19
Exercised	(3,231)	116.56	(257)	104.14	(1,054)	81.69	(4,627)	29.32
Lapsed or canceled	(950)	136.44	(175)	104.14	(539)	53.06	—	—

Options outstanding at December 31, 1999	11,449	132.81	238	103.59	5,752	100.34	20,829	44.83

Granted/transferred into plan	2,859	339.66	—	—	455	529.58	—	—
Exercised	(2,626)	127.75	(64)	102.14	(957)	91.79	(2,528)	35.49
Lapsed or canceled	(197)	196.51	—	—	(383)	97.03	(1,941)	46.04

Options outstanding at December 31, 2000	11,485	186.20	174	104.13	4,867	142.04	16,360	71.75
Granted/transferred into plan	4,280	243.01	—	—	4,395	142.82	—	—
Exercised	(705)	141.94	—	—	(591)	97.17	(1,110)	37.04
Lapsed or canceled	(265)	204.24	—	—	(1,947)	277.03	(127)	112.71

Options outstanding at December 31, 2001	14,795	204.42	174	104.13	6,724	107.40	15,123	46.14

Options exercisable
At December 31, 2001	4,311	137.75	174	104.13	501	102.73	13,933	41.08
At December 31, 2000	2,160	120.04	174	104.13	126	105.84	11,738	38.13
At December 31, 1999	1,208	123.86	238	109.62	—	—	10,144	35.87

(1)
Shares rolled over on acquisition of Netcom Systems Inc. in July 1999.

	Zarak Amended and Restated Plan(1)		Net-HOPPER Amended and Restated Plan(2)		Spirent Stock Option Plan		US Stock Purchase Plan(3)
	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price	No. of Shares	Weighted Average Option Price
	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)
Options outstanding at January 1, 2000	—	—	—	—	—	—	—	—
Granted/transferred into plan	4,154	156.24	1,302	68.63	13,775	433.62	1,892	102.00
Exercised	(240)	33.91	(226)	58.77	—	—	—	—
Lapsed or canceled	(76)	127.16	—	—	(606)	488.22	—	—

Options outstanding at December 31, 2000	3,838	164.46	1,076	64.89	13,169	431.11	1,892	102.00
Granted/transferred into plan	—	—	—	—	39,405	306.19	290	351.00
Exercised	(826)	84.40	(899)	57.74	—	—	(1,892)	102.00
Lapsed or canceled	(1,013)	188.07	(15)	545.62	(4,393)	418	—	—

Options outstanding at December 31, 2001	1,999	185.58	162	57.74	48,181	330.18	290	351.00

Options exercisable
At December 31, 2001	1,999	185.58	162	57.74	4,385	409.80	—	—
At December 31, 2000	3,838	164.46	1,076	64.89	—	—	—	—

(1)
Shares rolled over on acquisition of Zarak Systems Corporation in November 2000.

(2)
Shares rolled over on acquisition of Net-HOPPER Systems, Inc. in November 2000.

(3)
The exercise price and number of options outstanding cannot ultimately be determined until the maturity of each respective offering period (that is, usually 12 months following the date of grant). The exercise price and number of options outstanding as shown above are based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the date of grant.

Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2001	2000	1999
Dividend yield	1.5%	1.3%	2.5%
Expected volatility	43.0%	32.0%	31.0%
Risk free interest rate	4.6%	5.7%	5.4%
Expected life	5.3 years	4.8 years	5.0 years

The weighted average fair values of options granted are as follows:

	Year ended December 31
	2001	2000	1999
Options granted at market value of the underlying shares	111p	195p	176p
Options granted at a discount to the market value of the underlying shares	88p	183p	170p

Summarized information about options outstanding under the share option schemes at December 31, 2001 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price
	(000's)	(years)	(pence)	(000's)	(pence)
1985 Executive Share Option Scheme
83.81 to 91.04	73	0.93	88.23	73	88.23
102.14 to 107.63	123	3.10	106.43	123	106.43

1995 Executive Share Option Scheme
71.5 to 163.31	8,771	6.92	128.91	4,115	139.55
305 to 598.03	5,829	8.83	321.52	—	—

International Executive Share Option Scheme
104.13	174	4.00	104.13	174	104.13

Savings Related Share Option Scheme
76.02 to 108.56	5,918	3.42	92.90	501	102.73
116.68 to 159.87	473	3.30	144.7	—	—
268	278	4.09	268.00	—	—
518.48 to 583.06	55	1.19	5.31	—	—

Netcom Amended and Restated Plan
14.97 to 18.10	6,732	5.25	17.95	6,732	17.95
24.33 to 36.19	3,523	5.93	24.37	3,513	24.37
54.28	278	6.22	54.28	262	54.28
90.78	3,185	6.88	90.78	2,459	90.78
121.05 to 151.3	1,405	7.39	133.00	967	132.82

Zarak Amended and Restated Plan
25.44 to 31.79	82	0.74	31.42	82	31.42
39.74 to 47.69	19	1.06	43.72	19	43.72
79.48 to 95.37	48	1.09	92.39	48	92.39
127.16	1,505	7.37	127.16	1,505	127.16
349.69	116	8.16	349.69	116	349.69
572.22	229	8.80	572.22	229	572.22
Net-HOPPER Amended and Restated Plan
57.74	162	1.17	57.74	162	57.74

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price
	(000's)	(years)	(pence)	(000's)	(pence)
Spirent Stock Option Plan
71.50 to 107	11,624	6.76	72.70	—	—
115.50 to 168	843	6.75	129.50	—	—
174 to 197	931	6.58	181.14	—	—
207 to 400	20,900	5.94	320.60	3,129	333.60
488 to 616.75	13,888	5.96	582.30	1,256	599.70

US Stock Purchase Plan(1)
544.00	290	0.34	351.00	—	—

(1)
The exercise price and number of purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (that is usually 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the date of grant.

In accordance with the rules of the following share option schemes, options were exercised during the three years in the period ended December 31, 2001 which resulted in new shares being allotted or existing shares being transferred from Spirent QUEST Limited as shown below:

	Number of Ordinary shares Year ended December 31			Total Consideration Received Year ended December 31
	2001	2000	1999	2001	2000	1999
				(£ millions)
Discretionary Schemes	705,380	2,551,696	3,264,657	1.0	3.4	4.0
Netcom Amended and Restated Stock Plan	1,109,529	2,443,768	4,329,996	0.4	0.9	1.4
Savings Related Schemes	2,214,600	1,012,056	985,806	2.3	0.9	0.9
Net-HOPPER Amended and Restated Plan	898,929	220,299	—	0.5	0.1	—
Zarak Amended and Restated Plan	825,901	240,294	—	0.7	0.1	—

	5,754,339	6,468,113	8,580,459	4.9	5.4	6.3

324,257 shares were transferred from Spirent QUEST Limited to option holders against the valid exercise of share options under the Company's Savings Related Share Option Scheme during 2001.

At December 31, 2001, the following options over Ordinary shares had been granted and remained outstanding under the Company's various employee share option schemes:

Option Scheme	Option Exercise Dates	Exercise Price Per Share (pence)	Number of Outstanding Options
Discretionary Schemes:
1985 Executive Share Option Scheme	05.13.95-04.26.05	84-108	194,627
1995 Executive Share Option Scheme	04.29.99-10.02.11	72-598	14,600,502
International Executive Share Option Scheme	04.11.98-04.10.05	104	174,139
Spirent Stock Option Plan	05.11.01-12.19.08	72-617	48,180,586
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	06.23.99-07.19.09	15-151	15,122,947
Zarak Amended and Restated Stock Option Plan	11.14.00-11.12.10	25-572	1,999,133
Net-HOPPER Amended and Restated Stock Option Plan	11.10.00-02.28.03	58	161,590
All Employee Share Save Schemes:(1)
UK Savings Related Share Option Scheme	12.01.01-05.31.09	76-583	6,724,258
US Stock Purchase Plan(2)	05.01.02-08.01.02	351	290,199

Total			87,447,981

(1)
The Company has taken advantage of the exemption within UITF 17 in accounting for the All Employee Share Save Schemes.

(2)
The exercise price and number of options outstanding cannot ultimately be determined until the maturity of each respective offering period (i.e., usually 12 months following the date of grant). The exercise price and number of options outstanding as shown above are based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the date of grant. Further details on the US Stock Purchase Plan are provided in paragraph (h) above.

33.  Analysis of Changes in Financing during the year

	Share Capital (including Premium and Merger Reserve)	Senior Unsecured Loan Notes	Loans and Finance Lease Obligations	Total
	(£ millions)
At January 1, 1999	193.5	45.2	15.6	254.3
Cash inflow from financing (note 21)	6.3	29.5	245.3	281.1
Inception of finance lease contracts	—	—	7.3	7.3
Loans and finance leases acquired	—	—	27.2	27.2
Loans and finance leases disposed of	—	—	(0.3)	(0.3)
Transfer from capital reserve	5.6	—	—	5.6
Transferred from QUEST	(0.9)	—	—	(0.9)
Issued to QUEST	2.1	—	—	2.1
Exchange adjustment	—	1.2	(8.3)	(7.1)

At December 31, 1999	206.6	75.9	286.8	569.3
Cash inflow from financing (note 21)	528.1	57.7	(105.6)	480.2
Inception of finance lease contracts	—	—	2.5	2.5
Loans and finance leases acquired	—	—	2.3	2.3
Loans to acquire subsidiary	—	—	13.9	13.9
Share issue acquisitions	984.7	—	—	984.7
Other share issues	5.8	—	—	5.8
Transferred from capital reserve	5.5	—	—	5.5
Transferred from QUEST	(0.9)	—	—	(0.9)
Exchange adjustment	—	12.2	11.0	23.2

At December 31, 2000	1,729.8	145.8	210.9	2,086.5
Cash inflow from financing (note 21)	4.9	0.1	(157.8)	(152.8)
Inception of finance lease contracts	—	—	0.8	0.8
Other movements	(3.1)	—	—	(3.1)
Transfer from capital reserve	10.1	—	—	10.1
Transferred to profit and loss account	(717.1)	—	—	(717.1)
Transferred from QUEST	(0.4)	—	—	(0.4)
Exchange adjustment	—	3.0	3.8	6.8

At December 31, 2001	1,024.2	148.9	57.7	1,230.8

34.  Acquisition of Subsidiaries

All acquisitions have been accounted for under the purchase method of accounting. The results of the acquired businesses have been included in the consolidated financial statements since the respective acquisition date.

For accounting purposes an allocation of the purchase price has been made using estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

Year ended December 31, 2001

No acquisitions occurred in the year ended December 31, 2001. The following movements relate to prior year acquisitions.

Total
(£ millions)
Assets and liabilities acquired were:
Net assets	—
Goodwill	(0.8)

(0.8)

Purchase consideration comprised the following:
Cash (including expenses)	1.2
Accrued	(2.0)

(0.8)

The cash flows in respect of the purchase of subsidiaries is as follows:
Cash (including expenses)	(1.2)
Cash (accrued in prior years)	8.4

Net cash inflow/(outflow on acquisitions)	7.2

Net cash flow on acquisitions related to cash consideration and expenses paid of £15.1 million in respect of prior year acquisitions and cash received of £22.3 million again in respect of prior year acquisitions.

Year ended December 31, 2000

For the year ended December 31, 2000 the most significant acquisitions, which all occurred in the Communications Group, were the following:

December 2000—Hekimian Laboratories, Inc USA ("Hekimian") a leading provider of network service assurance systems, was acquired for a total consideration of £1.17 billion through the acquisition of the entire issued share capital of Lexa International Corporation, the indirect parent company of Hekimian. The consideration was satisfied at completion by (1) a cash payment of £500 million, financed from the net proceeds of a 5:24 rights issue at 375 pence per share resulting in the issue of 140.7 million new Ordinary shares; and (ii) the issue of 108.4 million new Ordinary shares. The satisfaction of the total consideration resulted in the issue of new shares representing 26.9% of the Company's enlarged share capital.

November 2000—Net-HOPPER Systems, Inc, USA, a leader in network test access systems' entire issued and outstanding issued share capital was acquired. This was satisfied by the issue of 8.4 million new Ordinary shares in the Company, together with the roll-over of all outstanding Net-HOPPER share options (primarily held by employees) into options over 1.2 million new Spirent Ordinary shares on substantially similar terms as existed previously.

September 2000—Zarak Systems Corporation, USA, a leading designer and manufacturer of communications test equipment, entire issued and outstanding share capital was acquired in exchange for the issue of 41.1 million new Ordinary shares in the Company. In addition, all outstanding Zarak share options, primarily held by employees, were rolled-over into options over 3.8 million new Spirent Ordinary shares on substantially similar terms as previously existed.

Up to a further 1.25 million new Ordinary shares were payable in two equal tranches. The first tranche was paid in 2001 and the balance is due in May 2002, respectively, to selected employees based upon the fulfillment of post acquisition employment criteria.

In respect of each of the above acquisitions, certain of the new shares issued as consideration to the respective vendors are subject to restricted dealing periods and lock-up arrangements of varying durations.

Assets and liabilities acquired were as follows:

	Hekimian	Zarak	Net-HOPPER	Other	Total
	(£ millions)
Tangible assets	5.2	1.6	0.2	1.1	8.1
Stocks	36.4	4.6	0.3	2.1	43.4
Debtors	19.8	7.7	0.6	4.0	32.1
Creditors	(40.1)	(4.1)	(0.4)	(3.1)	(47.7)
Taxation recoverable/(payable)	1.2	0.3	—	(0.5)	1.0
Cash	—	2.7	—	2.7	5.4
Loans and finance leases	—	—	(2.3)	—	(2.3)
Deferred taxation	2.4	3.9	—	—	6.3

Net assets	24.9	16.7	(1.6)	6.3	46.3
Goodwill	1,143.4	262.7	57.6	33.9	1,497.6

	1,168.3	279.4	56.0	40.2	1,543.9

Purchase consideration comprised the following:
Shares	675.3	261.3	48.1	—	984.7
Options to acquire shares	—	16.8	7.0	—	23.8
Loan note	—	—	—	13.9	13.9
Cash (including expenses of £18.3 million)	514.5	1.3	0.9	22.1	538.8
Accrued	(21.5)	—	—	4.2	(17.3)

	1,168.3	279.4	56.0	40.2	1,543.9

Hekimian, acquired on December 18, 2000, consumed £1.4 million of the Group's operating cash flows, paid nil in respect of net returns on investments and servicing of finance, paid nil in respect of taxation and utilized £0.2 million for capital expenditure.

Zarak, acquired on September 8, 2000, contributed £4.1 million to the Group's operating cash flows, contributed £0.2 million in respect of net returns on investments and servicing of finance, paid £1.8 million of taxation and utilized £0.4 million for capital expenditure.

Net-HOPPER, acquired on November 9, 2000, consumed £0.5 million of the Group's operating cash flows, paid nil in respect of net returns on investments and servicing of finance, paid nil in respect of taxation and utilized £0.1 million for capital expenditure.

The cash flows in respect of the purchase of subsidiaries are as follows:

	Hekimian	Zarak	Net-HOPPER	Other	Total
	(£ millions)
Cash (including expenses)	(514.5)	(1.3)	(0.9)	(22.1)	(538.8)
Cash (accrued in prior years)	—	—	—	(16.3)	(16.3)
Cash and overdrafts acquired	—	2.7	—	2.7	5.4

Net cash outflow on acquisitions	(514.5)	1.4	(0.9)	(35.7)	(549.7)

Results (prepared under US GAAP) prior to acquisition were as follows:

	Hekimian January 1, 2000 to December 17, 2000	Zarak January 1, 2000 to September 7, 2000
	($ millions)
Turnover	169.8	32.5
Operating profit	44.1	13.6
Profit before taxation	41.3	13.8
Taxation	16.5	4.2
Profit after taxation and total recognized gains and losses	24.8	9.6

For the previous financial year 1999, profit after taxation for Hekimian was $10.2 million and for Zarak was $7.9 million.

Purchase accounting adjustments comprised the following:

	Hekimian	Zarak	Net-HOPPER	Other	Total
	(£ millions)
Book value of assets acquired	26.0	18.7	(1.6)	6.3	49.4
Accounting policy alignments:
Tangible assets	—	(1.0)	—	—	(1.0)
Stocks	(0.7)	(0.1)	—	—	(0.8)
Debtors	(0.4)	(0.7)	—	—	(1.1)
Creditors	—	(0.2)	—	—	(0.2)

Net assets	24.9	16.7	(1.6)	6.3	46.3
Goodwill	1,143.4	262.7	57.6	33.9	1,497.6

Consideration	1,168.3	279.4	56.0	40.2	1,543.9

Year ended December 31, 1999

For the year ended December 31, 1999, the most significant acquisition was the purchase of Netcom Systems Inc as follows:

July 1999—Netcom Systems Inc, USA, a leading designer, manufacturer and marketer of high-performance telecom and network test equipment was acquired for $463.6 million. Consideration of $44.5 million was satisfied through the roll-over of outstanding options over Netcom shares and $20 million by means of a deferred cash payment payable on July 1, 2001, subject to certain performance criteria. The Netcom options were rolled over into options over twenty-four million new Spirent Ordinary shares (representing 3.9% of the Company's then issued share capital) under the Netcom Amended and Restated Stock Plan.

Other less significant acquisitions included:

June 1999—the Digital Subscriber Line testing equipment division of Consultronics Limited, Canada, was acquired for a cash consideration of C$26.2 million.

March 1999—the wireless and satellite communications testing product lines and certain assets of Wireless Telecom Group Inc, USA, were acquired for a cash consideration of $19.0 million.

Assets and liabilities acquired were as follows:

	Netcom Systems	Other Communication	Other Segments	Total
	(£ millions)
Tangible assets	5.8	1.3	1.7	8.8
Stocks	2.6	1.5	1.7	5.8
Debtors	9.9	—	1.3	11.2
Creditors	(6.3)	—	(0.8)	(7.1)
Taxation recoverable/(payable)	0.2	—	(0.2)	—
Cash	17.8	0.3	0.1	18.2
Loans and finance leases	(27.0)	—	(0.2)	(27.2)
Deferred taxation	17.4	—	—	17.4
Minority interest	—	—	(0.2)	(0.2)

Net assets	20.4	3.1	3.4	26.9
Goodwill	278.3	20.7	10.0	309.0

	298.7	23.8	13.4	335.9

Purchase consideration comprised the following:
Options to acquire shares	27.7	—	—	27.7
Cash (including expenses of £6.5 million)	259.7	23.8	13.4	296.9
Accrued	11.3	—	—	11.3

	298.7	23.8	13.4	335.9

The cash flows in respect of the purchase of subsidiaries are as follows:

	Netcom Systems	Other Communication	Other Segments	Total
	(£ millions)
Cash (including expenses)	(259.7)	(23.8)	(13.4)	(296.9)
Cash (accrued in prior years)	—	(4.4)	0.6	(3.8)
Cash and overdrafts acquired	17.8	0.3	0.1	18.2

Net cash outflow on acquisitions	(241.9)	(27.9)	(12.7)	(282.5)

Netcom Systems contributed £9.8 million to the Group's operating cash flows, paid nil in respect of net returns on investments and servicing of finance, paid £0.9 million of taxation and utilized £2.9 million for capital expenditure in 1999.

The following, prepared under US GAAP, refer to Netcom Systems for the period from January 1, 1999 to July 22, 1999

($ millions)
Turnover	45.8
Operating profit	13.9
Profit before taxation	13.2
Taxation	5.1
Profit after taxation	8.1

For the previous financial year, 1998, profit after taxation for Netcom Systems was $18.5 million.

The accrued consideration, part of which is subject to certain performance criteria, represents a deferred cash payment to Netcom Systems' management and staff, this was paid in July 2001.

Purchase accounting adjustments comprised the following:

	Netcom Systems	Other Communication	Other Segments	Total
	(£ millions)
Book value of assets acquired	20.6	7.1	3.6	31.3
Accounting policy alignments:
Tangible assets	—	—	(0.2)	(0.2)
Stocks	(0.1)	(4.0)	0.1	(4.0)
Debtors	(0.1)	—	(0.1)	(0.2)

Net assets	20.4	3.1	3.4	26.9
Goodwill	278.3	20.7	10.0	309.0

Consideration	298.7	23.8	13.4	335.9

The following unaudited pro forma summary presents information for the years ended December 31, 2000 and 1999 as if Hekimian, Net-HOPPER and Zarak had been acquired as of January 1, 2000 and 1999, and as if Netcom had been acquired as of January 1, 1999. The pro forma effect of other acquisitions in the years presented is not significant. The pro forma information does not necessarily reflect the actual results that would have occurred had the acquisitions been consumated on the dates assumed, nor is it necessarily indicative of future results of operations of the Group.

	Year ended December 31
	2000		1999
	(£ millions, except per share amounts)
Turnover	834.1		654.6
Operating profit	76.4		31.5
Profit/(loss) attributable to shareholders	1.7		(24.3)
Basic earning/(loss) per share	0.19	p	(3.73	)p
Diluted earning/(loss) per share	0.18	p	(3.73	)p

Per share amounts for 1999 have been restated for the effects of the 3:1 stock split and the bonus element of the rights issue which occurred in 2000.

35.  Disposal of operations

Year ended December 31, 2001

On November 9, 2001, the Group completed the disposal of the equity and assets of its Sensing Group of companies in the United Kingdom, United States, Europe, and Asia to a company formed by GE Industrial Systems, a division of General Electric Company of the United States for a cash consideration of $220 million (approximately £152 million).

During the year, the Group completed the disposal of several non-core businesses for cash proceeds, net of expenses of £1.5 million.

The businesses sold during the year contributed £7.8 million to the Group's operating cash flows, paid £0.7 million in respect of net returns on investments and servicing of finance, paid £1.4 million of taxation and utilized £3.1 million for capital expenditure.

Year ended December 31, 2000

During the year, the Group completed the disposal of several small non-core businesses for cash proceeds, net of expenses, of £9.9 million. The businesses disposed of included Holaday Industries Inc and Monitor Products Inc.

The businesses sold during the year contributed £0.8 million to the Group's operating cash flows, contributed £0.3 million in respect of net returns on investments and servicing of finance, paid £0.3 million of taxation and utilized £0.5 million for capital expenditure.

Year ended December 31, 1999

The Group's entire thermal management business, comprising the Thermalloy companies (namely Redpoint Thermalloy Limited, UK, Thermalloy Inc, USA, El.Bo.Mec. Thermalloy Srl, Italy and other international operations) and the Group's 62.5% holding in both Curamik Electronics

GmbH, Germany and Curamik Electronics Inc, USA, were sold to Aavid Thermal Technologies Inc, USA, for a cash consideration of $79.0 million in October.

The businesses sold during 1999 contributed £2.9 million to the Group's operating cash flows, paid £0.8 million in respect of net returns on investments and servicing of finance, paid £1.6 million of taxation and utilized £2.8 million for capital expenditure.

	Sensing Solutions	Other	2001 Total	2000 Total	1999 Total
	(£ millions)
Fixed assets
Tangible assets	17.0	0.9	17.9	1.7	15.2
Intangible assets	23.6	—	23.6	1.0	0.1
Stocks	15.0	1.6	16.6	3.0	9.8
Debtors	18.1	2.0	20.1	4.0	14.8
Creditors	(10.2)	(1.2)	(11.4)	(2.2)	(4.0)
Taxation	(0.9)	—	(0.9)	0.2	(0.2)
Cash	0.5	—	0.5	0.4	0.9
Overdrafts	(0.7)	—	(0.7)	—	(0.5)
Loans	—	—	—	—	(0.3)
Deferred taxation	0.4	—	0.4	—	(0.3)
Minority	(0.8)	—	(0.8)	—	0.1

Net assets	62.0	3.3	65.3	8.1	35.6
Goodwill charged to profit and loss account	64.8	0.3	65.1	19.9	24.3

	126.8	3.6	130.4	28.0	59.9
Net profit/(loss) on disposal of operations	17.3	(2.8)	14.5	(18.1)	(6.7)

	144.1	0.8	144.9	9.9	53.2

Satisfied by:
Cash (less expenses)	147.1	1.5	148.6	9.9	53.2
Cash accrued	(3.0)	(0.7)	(3.7)	—	(3.2)

	144.1	0.8	144.9	9.9	50.0

The cash flows in respect of the sale of subsidiaries are as follows:
Cash received net of expenses	147.1	1.5	148.6	9.9	50.0
Cash less overdrafts included within net assets disposed of	0.2	—	0.2	(0.4)	(0.4)
Accrued in previous years now received	—	—	—	3.6	—

Net cash inflow from disposals	147.3	1.5	148.8	13.1	49.6

36.  Post Balance Sheet Events

On February 20, 2002, Spirent plc entered into an agreement for the sale of the equity and assets of its aerospace components business from within its Systems group to Curtiss-Wright Corporation for a cash consideration of $60 million (approximately £42 million).

The sale was completed on April 1, 2002.

37.  Differences between United Kingdom and United States Generally Accepted Accounting Principles

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Group's revenue recognition policies described in note 1 comply with US GAAP, particularly as regards SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") and AICPA Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"). Accordingly, no differences arise between UK GAAP and US GAAP related to revenue recognition. However, UK GAAP differ from generally accepted accounting principles in the United States ("US GAAP") as regards the Group in the following significant respects:

a)    Goodwill and Other Intangible Assets

(i)    Capitalization

Under UK GAAP, goodwill arising on acquisitions prior to 1998 was written off to retained earnings on acquisition and at December 31, 2001 amounted to £201.7 million (2000 £266.8 million). In accordance with UK Financial Reporting Standard No. 10 "Goodwill and Intangible Assets", goodwill arising on acquisitions subsequent to January 1, 1998 is capitalized and amortized over its estimated useful economic life.

In reconciling to US GAAP, amounts written off to retained earnings under UK GAAP have been capitalized and amortized over their estimated useful economic lives of 20 years. This results in an adjustment to increase the net book value of goodwill at December 31, 2001 by £63.3 million (2000 £134.5 million).

(ii)    In-process Research and Development ("IPR&D")

IPR&D is defined as expenditure incurred in respect of technology that has not yet demonstrated its technological feasibility and that does not have an alternative future use. Under UK GAAP, these costs are capitalized as part of goodwill and amortized over 20 years. US GAAP require IPR&D costs identified in respect of acquisitions to be expensed immediately.

(iii)    Contingent Consideration

Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment, the best estimate of the amount likely to be payable in respect of such consideration is accrued and is included in goodwill at the date of acquisition.

Under the acquisition agreements for Netcom and Adtech, the Company was required to make additional payments in the form of cash if the acquired companies met certain earnings targets and certain employees and former shareholders of the acquired companies remained in employment through a specified date. Under UK GAAP, the Company accounted for the additional cash payments related to Netcom and Adtech as contingent consideration and included these payments as part of its cost of investment because the payments of the additional amounts were considered probable upon acquisition. Under US GAAP, the cash payments related to Netcom and Adtech were treated as compensation expense due to the connection between the payment and the continued employment of the employees and former shareholders. The expense for US GAAP was recognized on a straight-line basis over the required employment term of the former shareholders.

Under the acquisition agreement for Zarak, the Company is required to make an additional payment in the form of Ordinary shares if the acquired company meets certain earnings targets and certain employees of the acquired companies remain in employment through a specified date. These additional stock payments related to the Zarak acquisition have been accounted for as compensation expense, which is the same accounting treatment required under US GAAP. The compensation expense is estimated based on the Company's share price at the balance sheet date and is recognized on a straight-line basis over the required employment term of the employees. The contingent shares related to the Zarak acquisition will be excluded from the basic earnings per share calculation under US GAAP until such time that the shares become fully vested. Additionally, the contingent shares are excluded from the diluted earnings per share calculation under US GAAP, as they are anti-dilutive.

(iv)    Impairment of Goodwill and Long-lived assets

Under UK GAAP, FRS 10 "Goodwill and Intangible Assets" requires goodwill to be reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. Similarly under US GAAP, Statement of Financial Accounting Standards No. 121 (``SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that goodwill and identified intangible assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable.

The rapid deterioration in the telecommunications market has led us to recognize impairment losses for Hekimian Laboratories, Net-HOPPER and Zarak Systems acquired in the second half of 2000 under both UK GAAP and US GAAP. Zarak Systems within our Performance Analysis Solutions Division whilst Hekimian Laboratories and Net-HOPPER comprise the Service Assurance Solutions Division. Impairment has been recognized as at June 30, 2001 in respect of Zarak Systems and Net-Hopper and at December 31, 2001, for Hekimian Laboratories.

In addition, given the current trading environment within the aerospace software industry, an impairment charge of £16.5 million relating to of goodwill and other intangible assets in relation to our investment in WPDS Inc., has been made under US GAAP. As the original business was acquired prior to January 1, 1998, under UK GAAP the goodwill arising was written off to reserves and hence there is no impairment charge under UK GAAP.

Under UK GAAP, an impairment loss is recognized when the estimated cash flows on a discounted basis, expected to result from the use of the asset including its disposition, are less than the carrying value of the asset. On this basis the impairment losses total £724.6 million and are the aggregate from the impairment reviews of each individual income generating unit determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the assets to value in use and has been measured using a pre-tax discount rate of 15%. The discount rate is based on the Company's cost of capital and considers the risk associated with these businesses.

Under US GAAP, the Group recognizes an impairment loss if the estimated undiscounted cash flows expected to result from the use of the assets and any related goodwill are less than the carrying value of the asset. In each case, the asset would be written down to its fair value. For the purposes of assessing and measuring impairment, assets are grouped at the lowest level possible for which independent cash flows can be identified. On this basis the US GAAP impairment losses total £691.1 million, comprising £682.4 million for goodwill and £8.7 million for identified intangibles, and are the aggregate from the impairment reviews of the asset carrying values for the three entities determined in accordance with SFAS 121. The impairment loss restates the assets to fair value measured using a discounted future cash flow technique with a post-tax discount rate consistent with the UK GAAP impairment calculations.

Essentially, the UK-US GAAP adjustment arises from the use of shorter amortization lives under US GAAP for goodwill and intangibles which results in a lower asset carrying value subject to the impairment tests under US GAAP.

Under UK GAAP, impairment charges on goodwill and other intangible assets are recorded as an increase to accumulated amortization. Under US GAAP, impairment charges are recorded as a reduction of cost. Classification differences related to this issue have been reflected in the presentation of goodwill and other intangible asset balances within the reconciliation of shareholders' funds.

(v)    Other purchase accounting differences

Other differences between UK GAAP and US GAAP arise with respect to the determination of the cost of investment, the fair values of assets acquired, the treatment of identifiable intangible assets and the amortization periods of goodwill as described in more detail below.

Under US GAAP, acquisitions subsequent to June 30, 2001 are subject to the provisions of Statement of Financial Accounting Standards No. 142 ("SFAS 142") "Goodwill and Other Intangible Assets". SFAS 142 requires, among other things, the discontinuance of goodwill amortization. Amortization arising under UK GAAP on acquisitions subsequent to June 30, 2001, is reversed for the purposes of the reconciliation below. Amortization charged under UK GAAP from January 1, 2002, will be an adjustment in reconciling UK GAAP to US GAAP in future periods.

b)    Stock-based Compensation

UK corporate governance recommends the inclusion of performance criteria in UK stock plans. The Company's UK ESOS plan includes certain performance criteria, which result in variable accounting under US GAAP. Notwithstanding these performance criteria, under UK GAAP no compensation expense arises under the ESOS or any other of the Group's various option plans.

For the purposes of the reconciliations below, the Group has elected to use the intrinsic value basis as set forth in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in determining any compensation expense under US GAAP. The compensation expense arising in respect of variable plans under US GAAP is determined by reference to the market price of the Company's shares at each period end compared with the option price and is charged to income over the vesting period.

Under US GAAP, the following accounting results for each stock option plan:

(i)    1985 and 1995 Executive Share Option Schemes

The presence of earnings per share performance criteria in the vesting terms results in no measurement date arising until the conditions are resolved. Accordingly, under APB 25, the plan is deemed to be a variable plan.

(ii)    International Executive Share Option Scheme

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises on the date of grant and no performance criteria exist.

(iii)    Savings Related Share Option Schemes

These plans are accounted for as fixed plans; however, following the implementation of Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25 ("FIN 44") (effective July 1, 2000), a compensation charge arises under the Group's Save-As-You-Earn schemes as the discount of 20% exceeds the maximum discount permitted of 15%.

(iv)    Netcom Amended and Restated Share Option Plan

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises at the date of grant and no performance criteria exist. As of December 31, 2000, all options are vested and no further grants will be made under this plan.

(v)    Zarak Amended and Restated Stock Option Plan

This plan qualifies as a fixed plan under APB 25; however, in accordance with FIN 44, a portion of the intrinsic value of the unvested awards at the date of acquisition is allocated to unearned compensation and recognized by the Company as compensation cost over the remaining future vesting period. The amount allocated to unearned compensation cost is based on the portion of the intrinsic value at the consummation date related to the future vesting period. This amount is calculated as the intrinsic value of the replacement awards at the consummation date multiplied by the fraction that is the remaining future vesting period divided by the total vesting period.

(vi)    Net-HOPPER Amended and Restated Stock Option Plan

The number of Spirent Ordinary shares to be issued upon the exercise of these options is not known until a certain contingency is resolved; thus, under APB 25, this plan is deemed to be variable. No further grants will be made under this plan.

(vii)    Spirent Stock Option Plan

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises on the date of grant and no performance criteria exist.

(viii)    US Stock Purchase Plan

This plan is accounted for as a fixed plan under APB 25. No compensation expense arises under this plan as the discount of 15% is within the permitted range under US GAAP.

(ix)    Netcom Stock Appreciation Rights Plan

This plan provides stock appreciation rights and, accordingly, is accounted for as a variable plan under APB 25.

(x)    Long Term Share Purchase Plan

At the date of grant no measurement date arises due to the extensive performance criteria related to each award. Accordingly, the LTSPP is considered a variable plan under APB 25.

The awards are subject to a six-year performance period comprising two periods of three years each. After the first performance period, the holder of the award has a reinvestment decision between cash and shares which impacts the matching criteria for the second three-year performance period. The compensation expense recognized for the years ended December 31, 2001 has been estimated by assuming that after the first three year performance period the minimum amount is reinvested in shares. Expense has been recognized based on performance to date.

The compensation (credit)/expense arising under US GAAP for the above plans is summarized as follows:

	Year ended December 31
Share Option Plan
	2001	2000	1999
	(£ millions)
1985 and 1995 Executive Share Option Scheme	(15.5)	18.7	12.2
Netcom Stock Appreciation Rights Plan	(4.1)	5.5	—
Other	1.3	1.9	0.2

	(18.3)	26.1	12.4

c)    Pensions

Under UK GAAP, provision is made for the cost of retirement benefits payable by the Group's significant defined benefit pension schemes as assessed by external professional actuaries and is charged to the profit and loss account so as to spread the cost over the period during which the employer derives benefit from the employee's services. Under US GAAP, the projected benefit obligation (pension liability) is matched against the fair value of the pension plan's assets and adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year.

Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists (i.e. the accumulated benefit obligation exceeds the fair value of plan assets), and an asset has been recognized as prepaid pension cost.

The excess of any additional liability over any unrecognized prior service cost is reported as a separate component within other comprehensive income, net of tax benefits from timing differences.

For the purposes of the reconciliations, the Group adopted the provisions of US Statement of Financial Accounting Standards 87 "Employers Accounting for Pensions" ("SFAS 87") with respect to its UK defined benefit plan from January 1, 1997. The Company has not implemented SFAS 87 as of its effective date for non-US plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 1, 1997 has been allocated to shareholders' equity based on a ratio of 8:15, being the number of years elapsed between the effective date of SFAS 87 (the Group's fiscal year beginning January 1, 1989) and January 1, 1997, over the 15-year period being used to amortize the transition asset.

d)    Profit on Disposal

The differences between the UK GAAP and US GAAP treatments of goodwill arising on acquisitions prior to January 1, 1998 and goodwill amortization periods, result in adjustments to profit or losses on disposals of businesses as the determination of the profit or loss on disposal takes into account the unamortized balance of goodwill released. In addition, under US GAAP, the profit or loss on disposal is stated net of any related cumulative currency translation differences.

Under UK GAAP, the profit or loss on disposal of operations is shown separately on the face of the profit and loss account after operating profit. Under US GAAP, these profits or losses would be reported as other operating income or expense.

e)    Zarak Change in Control Date

Under UK GAAP, the date of acquisition of a company should be the date on which control of that company passes to its new parent undertaking. The Group began directing the activities of Zarak effective September 8, 2000. Therefore, under UK GAAP, the Group has consolidated the operations of Zarak from September 8, 2000.

Under US GAAP, the date of acquisition of a company should ordinarily be the date assets are received and other assets are given or securities are issued. Accordingly, under US GAAP, the operations of Zarak are consolidated from November 14, 2000, which is the date that the initial consideration was paid to the vendors. For the purposes of the reconciliations below, the operating results of Zarak and the related goodwill amortization and stock-based compensation expense recognized under UK GAAP for the period from September 8, 2000 to November 14, 2000 have been eliminated.

f)    Vacation Accrual

An accrual is made under UK GAAP in respect of certain subsidiaries for vacation earned but not taken at the year end. Under US GAAP, this accrual must be calculated to include all subsidiaries within the Group.

g)    Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (``SFAS 133"), ``Accounting for Derivative Instruments and Hedging Activities," the requirements of which have been adopted by the Group for the purposes of its reconciliations to US GAAP from January 1, 2001.

At December 31, 2001, the Group has in place an interest rate swap for $115 million with a five-year term which can be canceled at the bank's option at six monthly intervals, no earlier than November 2002. The fair value of this financial instrument has been determined as £1.3 million liability. In addition, the Group has forward foreign exchange contracts in place at December 31, 2001, with a fair value of £0.1 million asset.

Under UK GAAP, net amounts paid and received related to hedging transactions on interest rate swaps are recognized on an accruals basis over the life of the underlying financial instrument and gains and losses on contracts to hedge future foreign currency exposure are deferred until the transaction occurs. The fair value of these items is required to be disclosed, but not recorded under UK GAAP.

Under US GAAP, in accordance with SFAS 133, the fair values of derivative instruments are required to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 are required to be recorded in the profit and loss account. Therefore, differences between UK GAAP and US GAAP arise which are recorded in net (loss)/income for US GAAP. On adoption of SFAS 133, the one-time cumulative accounting effect did not impact the Group's results of operations or comprehensive income under US GAAP because the fair value of the Group's derivative financial instruments approximated their carrying value. Subsequent to the adoption of SFAS 133, the Group has recorded a £1.2 million charge related to the changes in the fair value of derivative instruments, which do not meet the requirements of hedge accounting.

h)    Accounting for the Group's Joint Venture and Associates

Under UK GAAP, the Group's interest in its Interconnection joint venture is accounted for using the gross equity method. Under this method of accounting, the Group's share of turnover, operating profit, interest expense, taxation, minority interests, gross assets and gross liabilities of the joint venture is reflected in the Company's consolidated financial statements. Similarly, the Group's share of its associates' operating profit, interest and taxation is also reflected in the Company's consolidated financial statements.

In accordance with US GAAP, as set forth in Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock," the Company's 51% interest in the Interconnection joint venture is accounted for under the equity method. The equity method is required because the management agreement between Spirent and the joint venture party establishes joint control. Spirent and the joint venture partner each can appoint two directors. A corporate resolution of the joint venture must be approved by a super-majority of the shareholders; thus, neither joint venture partner has the ability to unilaterally control the joint venture. Accordingly, the Group's share of the after tax profits of the joint venture and associates would be reflected in the income statement as a single line item after minority interests and its net investment in the joint venture would also be included as a single line item in the balance sheet with the investment in the Group's other associated companies.

In the years ended December 31, 1999 and 2000, there are no differences between UK GAAP and US GAAP with respect to the Group's share of the after tax profits or the shareholders' equity relating to the joint venture and the different presentation has no impact on the Group's net income or shareholders' equity. For the year ended December 31, 2001, the only differences arising relate to share based compensation and the adoption of SFAS 133 in the joint venture's US GAAP basis financial statements. These differences together decreased the Group's net loss and increased shareholders' equity by £0.3 million and £0.5 million, respectively.

i)    Deferred Taxation

Under UK GAAP, deferred taxation is provided at expected future rates of tax using the liability method on timing differences where, in the opinion of the Directors, liabilities or assets will crystallize in the foreseeable future. Under US GAAP, deferred taxation is provided on a full liability basis on all temporary differences between the book and tax bases of the Group's assets and liabilities.

j)    Discontinued Operations

The Group has elected to adopt the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"), which supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30") for purposes of its December 31, 2001 US GAAP reconciliation.

Under UK GAAP, sales and operating profits of Sensing Solutions, disposed of in 2001, and Thermal Management, disposed of in 1999 have been reported as arising from discontinued operations.

Under SFAS 144, reporting of discontinued operations is extended to include disposals qualifying as a "component of an entity". Disposals recorded as discontinued operations for UK GAAP in 2001 meet the definition of a "component" under SFAS 144 and have been treated as discontinued operations for US GAAP. Disposals occurring in 2000 and 1999 are subject to the provisions of APB 30, which allows only the disposal of a business segment which has previously been reported as a separate line of business or class of customer to qualify as discontinued operations. Therefore, disposals in the years ended December 31, 1999 and 2000, which were treated as discontinued operations for UK GAAP, do not qualify to be so treated under US GAAP.

k)    Investment in Own Shares

Under UK GAAP, the Group includes investments in Spirent plc shares held by an employee share trust within fixed asset investments. Under US GAAP, such investments are treated as treasury stock and reflected as a deduction from shareholders' equity.

l)    Unamortized Debt Issue Costs

Under UK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in other debtors for US GAAP disclosure purposes.

m)    Dividends

Under UK GAAP, dividends are recorded in the financial statements in the period to which the dividend relates. Under US GAAP, the liability for dividends is recorded in the financial statements in the period in which the dividend is declared.

Net (loss)/income under US GAAP

The following is a summary of the adjustments to (loss)/profit attributable to shareholders (net (loss)/income) which would be required if US GAAP were to be applied instead of the UK GAAP:

		Year ended December 31
		2001		2000		1999
		(£ millions, except per share amounts)
(Loss)/profit attributable to shareholders in accordance with UK GAAP		(763.5)		50.7		43.5

Adjustments:
a)	Goodwill and other intangible assets:
	(i) Capitalization	(18.4)		(20.0)		(22.0)
	(ii) In-process research and development	—		(27.4)		(11.2)
	(iii) Contingent consideration	(0.7)		(6.3)		(8.6)
	(iv) Impairment	33.5		—		—
	(v) Other purchase accounting adjustments	(84.9)		(29.1)		(8.5)

		(70.5)		(82.8)		(50.3)
b)	Stock compensation	18.3		(26.1)		(12.4)
c)	Pension costs	(0.4)		0.5		(0.1)
d)	Profit on disposal	35.8		13.9		16.4
e)	Zarak change in control date	—		0.6		—
f)	Vacation payroll costs	0.4		0.3		0.2
g)	Derivative financial instruments	(1.2)		—		—
h)	Income from interest in joint venture	0.3		—		—
i)	Deferred taxation
	On above adjustments	7.1		2.2		5.6
	Methodology	—		1.1		(0.7)

Total adjustments		(10.2)		(90.3)		(41.3)

Net (loss)/income as adjusted to accord with US GAAP		(773.7)		(39.6)		2.2

Arising from
Continuing operations		(816.0)		(41.8)		(7.5)
Discontinued operations
Result for the period		2.5		2.2		3.9
Surplus on disposal		39.8		—		5.8

Net (loss)/income		(773.7)		(39.6)		2.2

Per share:
Basic
Continuing operations		(89.17	)p	(6.10	)p	(1.15	)p
Discontinued operations		4.62	p	0.32	p	1.49	p

Net (loss)/income		(84.55	)p	(5.78	)p	0.34	p

Diluted
Continuing operations		(89.17	)p	(6.10	)p	(1.11	)p
Discontinued operations		4.62	p	0.32	p	1.44	p

Net (loss)/income		(84.55	)p	(5.78	)p	0.33	p

Statement of Comprehensive Income

	Year ended December 31
	2001	2000	1999
	(£ millions)
Net (loss)/income as adjusted to accord with US GAAP	(773.7)	(39.6)	2.2
Other comprehensive income:
Minimum pension liability adjustment net of £4.8 million tax	(11.1)	—	—
Currency translation differences	32.6	(26.6)	(6.4)

Comprehensive (loss)/income in accordance with US GAAP	(752.2)	(66.2)	(4.2)

Movements in other comprehensive income amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 1999	(12.8)	—
Movement in the year	(6.4)	—

At December 31, 1999	(19.2)	—
Movement in the year	(26.6)	—

At December 31, 2000	(45.8)	—
Movement in the year	32.6	(11.1)

At December 31, 2001	(13.2)	(11.1)

Shareholders' Equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	As at December 31
	2001	2000
	(£ millions)
Shareholders' funds in accordance with UK GAAP	1,094.4	1,834.7

Adjustments:
Intangible assets
a) Goodwill
Cost	(713.9)	(5.4)
Amortization	510.1	(162.6)

	(203.8)	(168.0)

a) Other intangible assets
Cost	155.0	163.4
Amortization	(31.1)	(8.7)

	123.9	154.7

Fixed asset investments
k) Investment in own shares	(34.1)	(33.4)
h) Investment in joint venture	0.5	—

	(33.6)	(33.4)

Current assets
c) Prepaid pension costs	—	7.7
l) Other debtors	1.6	2.2

	1.6	9.9

Current liabilities
m) Proposed dividend	27.6	27.3
a) Accruals—contingent compensation	1.9	7.3
f) Accruals—vacation pay	(1.5)	(2.0)
l) Borrowings	(0.4)	(0.5)
g) Derivative financial instruments	(1.2)	—

	26.4	32.1

Long-term liabilities
b) LTSPP long-term liabilities	—	(1.2)
c) Accrued pension benefit liability	(8.6)	—
l) Borrowings	(1.2)	(1.7)

	(9.8)	(2.9)

Provision for liabilities and charges
i) Deferred taxation
On above adjustments	(34.8)	(43.6)
Methodology	0.4	1.8

	(34.4)	(41.8)

Total adjustments	(129.7)	(49.4)

Shareholders' equity as adjusted to accord with US GAAP	964.7	1,785.3

Cash Flow Statement under US GAAP

Under US GAAP, cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. However, they do not include bank overdrafts. Generally, investments with original maturities of three months or less qualify under the definition of cash equivalents. This differs from UK GAAP, which adopt a narrower definition of cash and cash equivalents and excludes such short-term investments.

In addition, there are a number of presentational differences for a cash flow statement prepared in accordance with US GAAP. Under UK GAAP, there are separate headings for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and management of liquid resources, whereas under US GAAP there are only three categories: operating, investing and financing. The main differences in classification under US GAAP are as follows:

  •
  interest received and paid as well as dividends received are included in operating activities;

  •
  taxation cash flows are included in operating activities;

  •
  cash flows related to capital expenditure and financial investment and acquisitions and disposals are shown in investing activities; and

  •
  dividends paid are included in financing activities.

The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Cash inflow from operating activities	96.4	83.9	72.9
Cash outflow on investing activities	91.9	(596.1)	(272.7)
Cash inflow/(outflow) from financing activities	(192.6)	452.5	258.7

(Decrease)/increase in cash and cash equivalents	(4.3)	(59.7)	58.9
Effect of exchange rate changes on cash and cash equivalents	(0.3)	3.5	(1.0)
Cash and cash equivalents at beginning of year	32.5	88.7	30.8

Cash and cash equivalents at end of year	27.9	32.5	88.7

Additional information required by US GAAP in respect of earnings per share

The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions, except shares)
Earnings
Net (loss)/income as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	(773.7)	(39.6)	2.2

Weighted average number of shares in issue (millions)
Basic	915.1	685.4	652.3
Dilutive potential of employee share options	—	—	23.1

Diluted	915.1	685.4	675.4

Additional information required in respect of business combinations

Purchase Consideration

Under UK GAAP, the measurement date for the market price of securities issued in a purchase business combination is the date on which the offer becomes unconditional, usually as a result of the acceptance being received. Under US GAAP, the securities issued in a purchase business combination are valued based on the quoted market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

Upon acquisition of Zarak and Net-HOPPER, the Group rolled-over the share option schemes of the acquired companies into Group share option schemes with substantially similar terms. Under UK GAAP, the intrinsic value of the rolled-over options (both vested and unvested) is included in the calculation of the purchase price of the acquired company. Under US GAAP, as set forth in FIN 44, vested stock options issued in exchange for outstanding awards held by employees of the acquiree are required to be included in the purchase price based on their fair value calculated using the Black Scholes model. For the purposes of the Company's reconciliations to US GAAP, unvested awards granted in exchange for unvested options held by employees of the acquiree have been considered to be part of the purchase price and the fair value of the new awards included in the purchase price. However, to the extent that service is required subsequent to the acquisition consummation date in order for the replacement awards to vest, a portion of the intrinsic value of the unvested awards has been allocated to unearned compensation and will be recognized as compensation expense over the remaining future vesting period. The amount allocated to unearned compensation cost has been based on the portion of the intrinsic value at the consummation date related to the future vesting period. This amount has been calculated as the intrinsic value of the replacement awards at the consummation date multiplied by the fraction that is the remaining future vesting period divided by the total vesting period. The intrinsic value of the replacement awards allocated to unearned compensation cost has been deducted from the fair value of the awards for purposes of the allocation of the purchase price to the other assets acquired.

Purchase consideration for acquisitions made during the year ended December 31, 2000 under US GAAP totaled £1,517.1 million, which is £26.8 million less than the purchase consideration as calculated under UK GAAP. A reconciliation between UK GAAP and US GAAP of the purchase consideration for the acquisitions in the year ended December 31, 2000 is as follows:

	UK GAAP	Adjustment	US GAAP
	(£ millions)
Hekimian:
Shares	675.3	(30.9)	644.4
Cash (including expenses of £18.3 million)	514.5	—	514.5
Accrued	(21.5)	—	(21.5)

	1,168.3	(30.9)	1,137.4

Zarak:
Shares	261.3	5.0	266.3
Options to acquire shares	16.8	(0.7)	16.1
Cash	1.3	—	1.3

	279.4	4.3	283.7

Net-HOPPER:
Shares	48.1	(0.4)	47.7
Options to acquire shares	7.0	0.2	7.2
Cash	0.9	—	0.9

	56.0	(0.2)	55.8

Other acquisitions	40.2	—	40.2

Total	1,543.9	(26.8)	1,517.1

The fair value of the options for Zarak and Net-HOPPER were £4.18 and £5.88, respectively. The options were valued at the date of acquisition using the Black-Scholes option-pricing model with the following assumptions:

	Zarak	Net-HOPPER
Dividend yield	1.3%	1.3%
Expected volatility	42.4%	61.1%
Risk free interest rate	5.6%	5.8%
Expected life	2.88 years	0.25 years

No US GAAP differences were identified in the years ended December 31, 1999 or December 31, 2001 related to the valuation of shares or options.

Fair Value of Acquired Assets

Acquired Inventories

Under UK GAAP, stocks of finished goods of acquired companies are valued at the lower of replacement cost and net realizable value. Replacement cost is the cost at which the inventory would have been replaced by the acquired entity, reflecting its normal buying process and the sources of supply and prices available to it—that is, the current cost of bringing the stocks to their present location and condition. Under US GAAP, such finished goods stocks are valued at their estimated selling prices less the sum of estimated selling costs and a reasonable profit allowance for the selling effort of the acquiring company.

The different basis for determining the fair value of inventory between UK GAAP and US GAAP for 2000 acquisitions resulted in a US GAAP adjustment to increase inventory values as follows:

US GAAP Adjustment
(£ millions)
Hekimian	13.3
Zarak	2.6

15.9

Deferred Taxation

Under US GAAP, a deferred tax liability is recognized for the separately identified intangible assets. The recognition of the deferred tax results in an increase in both goodwill and deferred tax liabilities under US GAAP for 2000 acquisitions as follows:

US GAAP Adjustment
(£ millions)
Hekimian	43.8
Zarak	9.5
Net-HOPPER	2.9

56.2

No other US GAAP fair value adjustments were identified with respect to the 2000 acquisitions and no US GAAP adjustments for fair value differences were identified related to acquisitions in the year ended December 31, 1999.

Useful Economic Lives

An appropriate useful economic life of goodwill is determined on an acquisition-by-acquisition basis under UK GAAP and US GAAP. Under UK GAAP, the Company re-evaluates the useful lives of goodwill at each reporting period end.

UK GAAP define the useful economic life of an intangible asset as the period over which the value of the underlying business acquired is expected to exceed the value of its identifiable net assets. This definition indicates that the UK GAAP goodwill balance may continue to exist over time, in contrast to US GAAP under which the value of intangible assets at any one date eventually disappears, and that the recorded costs of intangible assets are amortized by systematic charges to income over the period estimated to benefit therefrom.

US GAAP base the amortization period on the estimated useful life of the original purchased goodwill, whereas UK GAAP base it on the estimated period over which the value of the business will continue to exceed the value of its net assets.

Due to the conceptual differences that exist between UK GAAP and US GAAP related to the nature and composition of goodwill, the Company uses different amortization periods for goodwill under UK GAAP and US GAAP.

As a result of the contrasting definitions of goodwill between UK GAAP and US GAAP, the Company does not believe the valuations, which are prepared for determining the useful economic lives of intangibles for US GAAP purposes, are relevant for determining associated useful lives for UK GAAP purposes.

Based on the Company's evaluation of growth prospects in the telecom test and monitoring industries and the strategic positioning of Hekimian, Zarak, Net-HOPPER and Netcom, the useful economic life for these businesses has been determined to be in excess of 20 years based on UK GAAP measures. However, under UK GAAP there is a rebuttable presumption that the life of goodwill is 20 years or less, and since the Company has decided not to rebut the presumption, the useful economic life of goodwill has been limited to 20 years under UK GAAP.

The US GAAP definition of the useful economic life requires goodwill to be amortized over the estimated period, which benefits from the original purchased goodwill. In making this judgement, the results of US GAAP valuation exercises have been followed. Accordingly, for US GAAP purposes, useful economic lives of goodwill for Hekimian, Zarak, Net-HOPPER and Netcom have been determined to be in the range of 7 to 10 years.

For business combinations which occur subsequent to June 30, 2001 goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with SFAS 141 and SFAS 142. Other intangible assets will continue to be amortized over their useful lives.

Specifically Identified Intangible Assets

Under UK GAAP, identified intangible assets other than goodwill may only be recognized as separate assets when such assets are capable of being disposed of separately from the underlying business acquired. No such intangible assets were identified related to the Company's acquisitions in any of the years presented. Thus, for the purposes of the reconciliations to US GAAP, other intangible assets included in goodwill under UK GAAP and amortized over 20 years have been reclassified and amortized over their individually determined estimated useful economic lives.

Fair market appraisals by independent appraisers were used to determine the amount of purchased IPR&D and other intangible assets of Hekimian and Zarak, the results of which are as set forth below:

	Hekimian		Zarak
	Estimated useful life	Valuation	Estimated useful life	Valuation
	(years)	(£ millions)	(years)	(£ millions)
In-process research and development	—	10.1	—	17.3
Other intangibles
Workforce	10	7.6	4	1.7
Customer list	10	6.5	5	1.3
Current technology	7	95.4	8	17.3
Non-compete agreement	—	—	3	3.4

Due to the adoption of SFAS 142 on January 1, 2002, the unamortized workforce intangible asset will be subsumed into goodwill and no longer amortized for US GAAP.

Purchased in-process research and development

The values allocated to purchased IPR&D were expensed subsequent to the acquisition dates. Spirent believes that this treatment is appropriate for US reporting purposes as these research and development projects had not yet achieved technological feasibility and did not have any alternative use as of the acquisition dates.

The remaining unallocated excess of consideration over the fair value of net assets acquired has been allocated to goodwill, with management determining that the useful economic life as defined under US GAAP as follows:

	Estimated useful life	Valuation
	(years)	(£ millions)
Hekimian	10	1,023.3
Zarak	8	218.3

For both the Hekimian and Zarak acquisitions, the fair market appraisals were based on the income approach. Under the income approach, the fair value reflects the present value of the projected free cash flows that will be generated by the IPR&D projects and that is attributable to the acquired technology, if successfully completed. The income approach focuses on the income producing capability of the acquired technology, and best represents the present value of the future economic benefits expected to be derived and, therefore, the fair value of the acquired technology.

The value allocated to purchased IPR&D represents the estimated fair value based on risk-adjusted future cash flows generated from the products that would result from each of the in-process projects. Estimated future after-tax cash flows of each project, on a product by product basis, were based on management's estimates of revenue less operating expenses, cash flow adjustments, income taxes and charges for the use of contributory assets.

Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sale cycles, the estimated life of each product's underlying technology and historical pricing. Estimated operating expenses include cost of goods sold, selling, general and administrative expenses and research and development expenses. The estimated research and development expenses include costs to maintain the products once they have been introduced into the market and are generating revenues and costs to complete the purchased IPR&D. Operating expense estimates were consistent with historical margins and expense levels for similar products.

The discount rates used to discount the projected net returns of 25% were based on weighted-average cost of capital relative to Hekimian and Zarak and the telecommunications industry, as well as the product-specific risk associated with the purchased IPR&D products. Product-specific risk includes the stage of completion of each project, the complexity of the development work completed to date, the likelihood of achieving technological feasibility and market acceptance. The Company does not anticipate any significant changes in historical pricing, margins or expense levels related to the following projects under development.

A brief description of purchased in-process research and development projects for Hekimian and Zarak is set forth below including an estimated percentage of completion of products within each project at the acquisition date.

a)    Hekimian—CopperMax

The CopperMax line of products offers DSL services focused towards residential users and small- and medium-sized businesses. The CopperMax family provides access and test capabilities.

As a result of the appraisal this project was assigned a fair value of £6.1 million.

At the acquisition date, management estimated that the Coppermax products development was in aggregate 28% complete.

Management estimated that the Coppermax projects would start to generate revenues in 2001.

b)    Hekimian—eDTAU

The Enhanced Digital Test Access Unit (eDTAU) provides access and full time performance monitoring.

As a result of the appraisal this project was assigned a fair value of £2.7 million.

At the acquisition date, management estimated that the 3214 19" eDTAU Shelves and Plug-ins product development was approximately 86% complete.

Management estimated that 3214 19" eDTAU Shelves and Plug-ins would start to generate revenues in 2002.

Other smaller projects were identified including PVS, Marts, CentreOp Gateway and CentreOp Perform to which a fair value of £1.3 million was assigned.

c)    Zarak—Abacus 1 Version 4.0

Abacus 1 is a modular and expandable test system that creates telephone traffic (bulk call generator) as well as switches telephone traffic (central office emulator). Both the functions of a call generator and a call switch can be performed simultaneously in the same system.

Abacus 1 Version 4.0 will include fax/modem capacity and SS7 (Signaling System 7) interface. The new fax/modem capacity will have the ability to mix voice, fax, and modem data calls over a variety of telecom interfaces on remote access servers, modem pools, switching equipment, and transmission equipment. The SS7 will primarily be used to pass control signals between service points or local exchanges and defines the procedures for the setup, ongoing management, and clearing of a call between system components that support the end user's connections.

As a result of the appraisal this project was assigned a fair value of £10.4 million.

At the acquisition date, management estimated that Abacus 1 Version 4.0 was approximately 50% complete.

Management estimated that Abacus 1 Version 4.0 would start to generate revenues in 2001.

d)    Zarak—Abacus 2

Abacus 2 will incorporate a significant amount of Abacus 1 technology and will be scaled to a capacity of up to 20 Abacus 1 systems. Abacus 2 will contain 20 circuits per card and will have 16 slots available per system for a maximum of 9600 channels. This presents an increase in its PCM (pulse code modulation) channel capacity of 95% per card and 90% per system over Abacus 1. Abacus 2 will have a higher analog channel capacity with 50 circuits per card with 16 slots per system, an increase of 90% per card and 75% per system compared to Abacus 1. In addition, Abacus 2 will have higher bandwidth for test results.

As a result of the appraisal this project was assigned a fair value of £6.9 million.

At the acquisition date, management estimated that Abacus 1 Version 4.0 was approximately 58% complete. Management estimates that Abacus 2 would start to generate revenues in 2001.

Netcom Systems

A fair market appraisal by independent appraisers was used to determine the amount of purchased IPR&D and other intangible assets, the results of which are set forth below:

	Estimated useful life	Valuation
	(years)	(£ millions)
In-process research and development	—	11.2
Other intangibles
Workforce	5	1.7
Customer list	7	5.0
Trade names	7	7.3

The value allocated to purchased IPR&D was expensed subsequent to the acquisition date. Spirent believes that this treatment is appropriate for US reporting purposes as these research and development projects had not yet achieved technological feasibility and did not have any alternative use as of the acquisition date.

The remaining unallocated excess of consideration over the fair value of net assets acquired was allocated to goodwill. This resulted in £241.7 million being allocated to goodwill under US GAAP with management determining that the useful economic life as defined under US GAAP is seven years.

Additional information required by US GAAP in respect of pensions

The cost of the Group's defined benefit pension plan computed in accordance with US GAAP is summarized as follows:

	Year ended December 31
	2001	2000	1999
	(£ millions)
Service cost	4.0	3.5	3.7
Interest cost	6.4	5.3	4.6
Expected return on plan assets	(7.5)	(6.9)	(6.0)
Amortization of transition asset	(0.7)	(0.7)	(0.7)
Recognized gain	0.7	—	0.2

Net periodic pension cost	2.9	1.2	1.8

The major assumptions used in computing the net periodic benefit cost are:

	Year ended December 31
	2001	2000	1998
	%	%	%
Assumed discount rate	6.00	5.75	6.25
Rate of compensation increase	4.00	4.00	4.50
Expected long-term rate of return on plan assets	7.25	7.25	7.50

The funding of the Company's defined benefit pension plan is as follows:

	As at December 31
	2001	2000
Fair value of plan assets	98.1	110.1
Projected benefit obligation	(115.8)	(113.6)

Projected benefit obligation in excess of plan assets	(17.7)	(3.5)
Unrecognized transitional asset, net of amortization	(1.4)	(2.1)
Unrecognized net gain/(loss) due to past experience different from assumptions	26.4	13.3
Recognition of additional minimum liability	(15.9)	—

Net amount recognized in the balance sheet	(8.6)	7.7

The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for Spirent were £115.8 million, £106.7 million and £98.1 million, respectively.

In 2001 amounts recognized in the balance sheet for accrued benefit liability and accumulated other comprehensive income are £8.6 million and £15.9 million (after taxes of £4.8 million) respectively.

There were no plans for which the ABO was in excess of plan assets as at December 31, 2000.

The assets of the Group's UK defined benefit pension plan mostly comprise UK and other listed equities, property investments, bank deposits, UK Government index-linked stocks and insurance policies.

Movements in the fair value of the plan's assets and projected benefit obligations are as follows:

	Year ended December 31
	2001	2000
	(£ millions)
Movements in Fair Value of Plan Assets
At January 1	110.1	108.0
Employer contributions	2.5	1.7
Employee contributions	1.1	1.1
Transfer of benefits into the plan	0.1	0.2
Benefit payments	(3.8)	(3.5)
Actual return on assets	(11.9)	2.6

At December 31	98.1	110.1

	Year ended December 31
	2001	2000
	(£ millions)
Movements in Projected Benefit Obligations
At January 1	113.6	86.8
Service cost	3.9	3.5
Employee contributions	1.1	1.1
Transfer of benefits into the plan	0.1	0.2
Interest cost	6.4	5.3
Benefit payments	(3.8)	(3.5)
Actuarial (loss)/gain	(5.5)	20.2

At December 31	115.8	113.6

Additional information required by US GAAP in respect of deferred taxation

The analysis of the US GAAP deferred taxation liability is as follows:

	As at December 31
	2001	2000 restated
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	45.0	55.6
Capital allowances in excess of depreciation	1.1	2.5
Short-term timing differences	1.5	3.5

	47.6	61.6
Deferred taxation assets
Short-term timing differences	(30.2)	(12.7)
Stock compensation expense	(8.5)	(17.0)
Contingent compensation expense	(0.2)	(3.8)

	(38.9)	(33.5)

Net deferred tax liability	8.7	28.1

Of which:
Current	(24.9)	(10.5)
Noncurrent	33.6	38.6

	8.7	28.1

At December 31, 2001, the Group had US federal net operating loss carryforwards (``NOLs") of approximately $14.5 million (2000 US$15.0 million). This arose primarily in one US subsidiary and resulted from the poor trading performance of that company. Under US income tax laws the company can realize the NOLs over a maximum period of 15 years.

Spirent does not provide deferred tax for potential taxes which could become payable on the distribution of retained earnings from its non-UK subsidiaries or joint venture or on the disposition of such interests where there is no intention to dispose of such interests.

Additional pro forma information required by US GAAP in respect of stock-based compensation

If compensation expense had been determined under the fair value methodology of SFAS 123, net (loss)/income and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	2001		2000		1999
	(£ millions, except per share amounts)
Pro forma net (loss)/income as adjusted to accord with US GAAP	(807.5)		(20.1)		12.2

Per Ordinary share:
Basic	(88.24	)p	(2.94	)p	1.87	p

Diluted	(88.24	)p	(2.94	)p	1.80	p

Concentration of credit risk

Potential concentration of credit risk consists of cash, investments, and accounts receivable. The company is exposed to credit-related losses in the event of non-performance by counterparties to certain financial instruments. The Group does not generally seek collateral or other security from counter-parties. At December 31, 2001, the Group did not consider there to be any significant concentration of credit risk.

Recently issued accounting pronouncements which have not been adopted

United Kingdom

FRS 17, "Retirement Benefits", issued in November 2000, is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to the June 2003 deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on the Group's financial position is set out in note 10.

United States

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations, and further clarifies the criteria to recognize intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite lived intangible assets and requires periodic review for impairment. The adoption of SFAS No. 141 in July of 2001 did not have a material impact on the Group's financial position or results of operations.

The Group has identified its reporting units in accordance with SFAS No. 142 and has received independent valuations of its Service Assurance Solutions Division, Performance Analysis Solutions Division and Network Products reporting units as at January 1, 2002. The results of these valuations did not indicate that any further charges for impairment were required regarding the carrying values of Service Assurance Solutions Division, Performance Analysis Solutions Division and Network Products at December 31, 2001. The Group has not requested independent valuations for its other reporting units, however, management currently estimates that FAS 142 will not have a material impact on the financial position and results of operations in respect of those reporting units.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors WAGO-Kontakttechnik GmbH
WAGO Contact S.A. and Affiliates
Minden, Germany

We have audited the accompanying combined balance sheet of WAGO-Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") as of December 31, 2001, and the related combined statements of operations, shareowners' equity, and cash flows for the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of WAGO-Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates as of December 31, 2001, and the combined results of their operations and their cash flows for the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2001, the Company changed its method of accounting for derivative financial instruments.

Hamburg, Germany
February 11, 2002

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 11, 2002, relating to the combined financial statements of WAGO-Kontakttechnik, GmbH and WAGO Contact S.A. and affiliates as of December 31, 2001, and for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 20-F of Spirent plc.

Hamburg, Germany
May 17, 2002

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
WAGO-Kontakttechnik GmbH
and
The Board of Directors
WAGO Contact, S.A.

We have audited the accompanying combined balance sheet of WAGO-Kontakttechnik GmbH and WAGO Contact S.A., and their affiliates (the "Company") as of December 31, 2000, and the related combined statements of operations, shareowners' equity, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of WAGO-Kontakttechnik GmbH and WAGO Contact S.A., and their affiliates as of December 31, 2000, and the combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 20, 2001

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 11, 2001, relating to the combined financial statements of WAGO-Kontakttechnik, GmbH and WAGO Contact S.A. and affiliates as of December 31, 2000, and for each of the two years in the period ended December 31, 2000, which report appears in the December 31, 2001 annual report on Form 20-F of Spirent plc.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
May 17, 2002

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. and AFFILIATES

Combined Balance Sheets

	December 31
	2001	2000
	(E thousands)
Assets
Current assets
Cash and cash equivalents	12,098	11,248
Accounts receivable, net of allowance	34,459	38,088
Accounts receivable—related parties	646	637
Inventory	53,499	47,001
Prepaid expenses	720	1,774
Other current assets	6,237	2,817
Deferred income taxes	663	643

Total current assets	108,322	102,208

Property and equipment, net	109,014	94,822
Other assets
Goodwill	453	494
Other assets	1,442	2,681
Unrealized gains of foreign exchange contracts	2,737	—

	4,632	3,175

	221,968	200,205

Liabilities and Shareowners' Equity
Current liabilities
Accounts payable	11,085	11,874
Accrued expenses and other current liabilities	6,740	7,381
Income taxes and other taxes payable	911	2,382
Current portion of long-term debt	17,308	16,913

Total current liabilities	36,044	38,550

Long-term debt	24,899	18,078
Deferred income taxes	2,132	1,096
Other liabilities	9,714	10,610
Minority interest	5,784	4,975
Commitments and contingencies
Shareowners' equity
Share capital	11,273	11,860
Retained earnings	123,876	110,032
Accumulated other comprehensive income:
Foreign currency translation adjustment	6,763	5,004
Unrealized gains on foreign exchange contracts net of taxes	1,483	—

Total shareowners' equity	143,395	126,896

	221,968	200,205

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. and AFFILIATES

Combined Statements of Operations

	Years ended December 31
	2001	2000	1999
	(E thousands)
Net sales	247,166	247,010	202,091
Cost of goods sold	(125,969)	(120,235)	(99,674)

Gross profit	121,197	126,775	102,417
Operating expenses
Selling, general and administrative	82,049	78,056	68,106
Research and development	10,702	8,571	7,012

	(92,751)	(86,627)	(75,118)

Income from operations	28,446	40,148	27,299

Other income (expense)
Interest income	315	223	135
Interest expense	(2,620)	(2,461)	(1,815)
Other	2,743	2,023	325

	438	(215)	(1,355)

Income before income taxes and minority interest	28,884	39,933	25,944
Provision for income taxes	(8,760)	(14,556)	(10,989)

Income before minority interest	20,124	25,377	14,955
Minority interest	(1,211)	(1,456)	(438)

Net income	18,913	23,921	14,517

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. and AFFILIATES

Combined Statements of Shareowners' Equity

	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareowners' Equity
	(E in thousands)
Balance, December 31, 1998	8,136	81,546	1,112	90,794
Comprehensive income:
Net income	—	14,518	—	14,518
Foreign currency translation adjustment	—	—	1,982	1,982

Total comprehensive income				16,500
Capitalization of retained earnings	2,330	(2,330)	—	—
Effect of share-based compensation	442	—	—	442
Distributions	—	(4,075)	—	(4,075)

Balance, December 31, 1999	10,908	89,659	3,094	103,661

Comprehensive income:
Net income	—	23,921	—	23,921
Foreign currency translation adjustment	—	—	1,909	1,909

Total comprehensive income				25,830
Effect of share-based compensation	952	—	—	952
Distributions	—	(3,548)	—	(3,548)

Balance, December 31, 2000	11,860	110,032	5,003	126,895

Comprehensive income:
Net income	—	18,913	—	18,913
Foreign currency translation adjustment	—	—	1,760	1,760
Unrealized gains on foreign exchange contracts arising during the period, net of taxes E463,000	—	—	746	746
less reclassification and adjustment for gains included in net income, net of taxes E302,000	—	—	(486)	(486)

Total comprehensive income before cumulative effect of accounting change				20,933
Cumulative effect of a change in accounting principles for unrealized gains on foreign exchange contracts, net of taxes of E762,000	—	—	1,223	1,223

Total comprehensive income				22,156
Effect of share-based compensation	(587)	—	—	(587)
Distributions	—	(5,069)	—	(5,069)

Balance, December 31, 2001	11,273	123,876	8,246	143,395

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH and AFFILIATES

Combined Statements of Cash Flows

	Years ended December 31
	2001	2000	1999
	(E thousands)
Cash flow from operating activities
Net income	18,913	23,921	14,517
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	1,211	1,456	438
Depreciation and amortization	24,164	21,889	18,893
Unrealized gains on foreign exchange contracts net of taxes	(204)	—	—
Deferred income tax provision	1,325	(792)	(1,028)
Share-based compensation	(587)	952	442
Gain on disposal of property and equipment	(48)	(57)	(29)
Change in operating assets and liabilities, net of foreign currency adjustments
Accounts receivable—trade and related parties	3,620	(6,210)	(6,089)
Inventory	(6,498)	(6,522)	(10,466)
Prepaid expenses	1,054	897	(1,039)
Other assets, current and noncurrent	(2,181)	1,329	(2,276)
Accounts payable	(789)	769	2,623
Accrued expenses and other current liabilities	(641)	2,987	225
Income taxes and other taxes payable	(1,471)	481	(2,104)
Other liabilities	(896)	397	623

Net cash provided by operating activities	36,972	41,497	14,730

Cash flows from investing activities
Purchases of property and equipment	(37,628)	(32,888)	(32,355)
Proceeds from disposal of property and equipment	353	752	230

Net cash used in investing activities	(37,275)	(32,136)	(32,125)

Cash flows from financing activities
Proceeds from issuance of long-term debt	11,970	14,899	22,329
Payments on long-term debt	(4,753)	(16,999)	(8,979)
Distributions to shareowners	(5,069)	(3,548)	(4,075)
Distributions to minority interests	(223)	(110)	(104)

Net cash provided by (used in) financing activities	1,925	(5,758)	9,171

Effect of exchange rate changes on cash	(772)	756	3,161

Net increase in cash and cash equivalents	850	4,359	(5,063)
Cash and cash equivalents
Beginning of year	11,248	6,889	11,952

End of year	12,098	11,248	6,889

Supplemental cash flow information:
Amounts paid for interest	2,352	2,428	1,751

Amounts paid for income taxes	11,397	13,253	12,855

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. and AFFILIATES

Notes to Combined Financial Statements

December 31, 2001

(E in thousands)

Note 1—Nature of operations

        The WAGO Group ("Group") comprises the combination of WAGO-Kontakttechnik GmbH and WAGO Contact S.A. These operations are legally independent, but have a common ownership structure.

        WAGO-Kontakttechnik GmbH, ("WAGO-Germany"), is a limited liability company, organized under the laws of the Federal Republic of Germany, and was incorporated in 1951.

        WAGO Contact S.A., ("WAGO-Switzerland"), is a joint stock corporation, incorporated in 1977, and organized under the laws of the Federal Republic of Switzerland.

        Both Companies are engaged in the production of an extensive range of wiring products and electric modules for the distributed control of automated processes. The products are marketed globally under the WAGO brand name. The Companies' world-wide headquarters are located in Minden, Germany. Principal manufacturing sites are located in Minden, Germany; Sondershausen, Germany; and Domdidier, Switzerland.

Affiliated companies

        A summary of significant subsidiaries, owned directly or indirectly, by WAGO-Germany or WAGO-Switzerland follows:

	Ownership Percentage
Name of Company
	2001	2000	1999
WAGO-Contact S.A.-France	60	60	60
WAGO-Kontakttechnik Ges. mbH, Austria	100	100	100
WAGO Corporation, USA	97	97	97
WAGO-Limited, Great Britain	100	100	100
WAGO Company of Japan Ltd., Japan	51	51	51
WAGO Elektro spol.s.r.o. Czech Republic	100	100	100
WAGO-Controls (India) Ltd., India	51	51	51
WAGO-Electronic Pte. Ltd., Singapore	100	100	100
WAGO Elwag Sp. Z.0.0., Poland	90	90	90
WAGO Electric (Tianjin) Ltd., China	100	100	100
WAGO Elettronica SRL, Italy	100	100	100
WAGO Elektro spol.Z.0.0., Slovakia	90	90	—

Major shareowners

        Share ownership of WAGO Germany and WAGO Switzerland is as follows:

Spirent plc	51%
Members of the Hohorst family	49%

        However, the management contracts between the Hohorst family and Spirent plc have the effect of establishing joint rather than sole control.

Note 2—Summary of significant accounting policies

Basis of accounting

        The combined financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP). Effective January 1, 2002, the legal currency of Germany became the EURO. The financial statements reflect the conversion to EURO from Deutsch Marks at the conversion rate that has been in effect since the inception of the EURO.

Principles of combination

        The accompanying financial statements present the financial position of WAGO-Kontakttechnik, GmbH and its majority- and wholly-owned subsidiaries, and WAGO Contact S.A. WAGO-Kontakttechnik, GmbH and WAGO Contact S.A. are related through common ownership. Significant intercompany transactions and balances have been eliminated in combination.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

        The Group considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Inventory

        Inventory is stated at the lower cost or market, with cost determined on the first-in, first-out (FIFO) basis. The Company records a provision for excess or obsolete inventory as required.

Property and equipment

        Property and equipment are stated at cost. Alterations and major overhauls which increase the capacity of assets, are capitalized. Repairs and maintenance are expensed as incurred. Depreciation of owned assets and amortization of assets under capital leases are provided on the straight-line method over the useful lives of the related assets, or the lease term for assets under capital leases, as follows:

Buildings	25 to 40 years
Machinery and equipment	3 to 5 years
Fixtures and fittings	3 to 20 years

Goodwill

        Goodwill arising on acquisitions is being amortized using the straight-line method over 15 years. It is the Group's policy to continually assess the carrying amount of its goodwill to determine if there has been impairment to its carrying value.

        Goodwill amounted to E453,000 and E494,000 net of accumulated amortization of E151,000 and E110,000 as of December 31, 2001 and 2000, respectively.

Long-lived assets

        Long-lived assets held and used by the Group are reviewed for impairment whenever changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Revenue recognition

        Revenue is recognized when products are shipped, net of estimated allowances for product returns.

Foreign currency translation

        The assets and liabilities of WAGO-Kontakttechnik, GmbH's foreign subsidiaries and affiliates are translated to EURO at exchange rates existing at the balance-sheet date, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of other comprehensive income.

        Amounts for the years ended December 31, 2000 and 1999 have been translated at a rate of E1=DM 1.95583.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred, except those that operate as a hedge of an identifiable foreign currency commitment.

Derivatives and Hedging Activities

        In June 1998 the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and its amendment Statements 137 and 138, in June 1999 and June 2000, respectively. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either set off against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133, as amended, on January 1, 2001, resulted in the cumulative effect of an accounting change of E1,233,000 net of taxes of E762,000, being recognized as other comprehensive income.

        Forward exchange contracts are used to hedge foreign exchange exposures arising from anticipated receipts and payments in foreign countries. Gains and losses on foreign currency contracts are offset against the foreign exchange gains and losses on the related financial assets and liabilities. Prior to the adoption of SFAS No. 133, where the contract was a hedge against anticipated transactions, gains and losses were deferred until the transaction occurs. In 2001 such gains and losses are recognized in the balance sheet net of taxes. The cumulative effect of the change in the accounting principles for Derivatives and Hedging Activities is recognized separately within the Combined Statement of Shareowners' Equity.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued two Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 addresses financial accounting and reporting for Business Combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interest method for those business combinations is prohibited. The provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later.

        SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by SFAS No. 142. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

        The Company expects to adopt the provisions of SFAS No. 142 effective January 1, 2002. The Company anticipates the adoption of the provisions of SFAS No. 142 will not have a material effect on the financial statements.

Warranty

        The Group provides for the estimated cost to fulfill customer warranty claims based upon the recognition of the related revenue. Such reserves are determined based upon actual warranty cost experience and management's industry experience.

Income taxes

        The provision for income taxes is determined in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the asset and liability approach. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using the enacted tax rates in effect in the years in which differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that the rate change is enacted.

Concentration of credit risk

        The Group performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Group maintains an allowance for potential losses when identified.

Advertising costs

        It is the Company's policy to expense all advertising costs as incurred. Advertising expense incurred during 2001, 2000 and 1999 amounted to E10,797,000, E10,086,000 and E8,744,000, respectively.

Research and development costs

        The cost of research, development and product improvement costs are charged to expense as they are incurred.

Note 3—Inventory

        Inventory is comprised of the following:

	December 31,
	2001	2000
	(E thousands)
Raw materials	15,173	12,489
Work in process	11,892	11,593
Finished goods	26,434	22,919

	53,499	47,001

Note 4—Property and equipment

        A summary of property and equipment follows:

	December 31
	2001	2000
	(E thousands)
Land and buildings	60,215	48,242
Machinery and equipment	148,738	135,209
Furniture, fixtures, and office equipment	46,126	35,507
Construction in progress	7,733	5,981

	262,812	224,939
Less accumulated depreciation	(153,798)	(130,117)

	109,014	94,822

        Depreciation expense amounted to E24,123,000, E21,849,000 and E18,853,000 in 2001, 2000 and 1999, respectively.

Note 5—Long-term debt

        A summary of the Company's notes and capital lease obligations follow. The obligations are denominated in EURO unless otherwise indicated:

	December 31
	2001	2000
	(E thousands)
Financial institution installment loans, bearing interest at annual rates from 0.84% to 0.71%, due 2001 and 2002, denominated in Japanese Yen	1,814	3,167
Financial institution installment loan, bearing interest at 8.2% annually, maturity date August 2004, collateralized by certain real estate, denominated in U.S. Dollars. During 2001, the loan was repaid.	—	1,499
Financial institution installment loan, bearing interest between 4.8% to 5.4% annually, quarterly payment of E83,000 plus interest, maturity date March 2004	762	1,102
Financial institution installment loan, bearing interest between 3.25% and 4.5% annually, maturities 2002 and 2003, collateralized by certain real estate, denominated in Swiss Francs	6,752	6,574
Financial institution installment loan, bearing interest at 5.1% annually, repayable quarterly with E48,000 plus interest, collateralized by certain real estate, denominated in French Francs	1,638	1,445
Financial institution loans, bearing interest at 14.28% to 15.8% annually, repayable 2000–2004, secured by certain real property, denominated in Indian Rupees.	224	309
Financial institution installment loans, bearing interest between 4.96% and 5.25% annually, quarterly payment of E141,000 plus interest, maturity in 2008, collateralized by certain real estate	3,940	4,490
Line of credit agreements, maximum borrowings of E17,650,000 at December 31, 2001, bearing interest between 3.5% and 4.6% annually, maturities in 2001 and 2002	8,500	6,647
Revolving line of credit agreement maximum borrowings of E76,000	—	—
Employee's welfare funds loan, bearing interest of min. 5.5%, unsecured, maturity unlimited	310	—
Capital lease obligations, bearing interest between 7.05% to 11.74% annually, maturities 2002 through 2019	18,267	9,758

	42,207	34,991
Less current portion	(17,308)	(16,913)

Long-term portion	24,899	18,078

        Future maturities of long-term debt are as follows:

(E thousands)
2003	4,338
2004	1,979
2005	1,831
2006	1,872
Thereafter	14,879

24,899

Note 6—Retirement plan

        The Company has a defined benefit pension plan that covers substantially all of its employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company. The plan is funded on a pay-as-you-go basis. The Company consults with an actuary for determining any estimates.

        The following sets forth the status of the Plan and amounts recognized in the accompanying combined financial statements.

	2001	2000
	(E thousands)
Change in benefit obligation
Benefit obligation, beginning of year	4,987	4,761
Service cost	357	245
Interest cost	322	330
Actuarial (gain) loss	(1,130)	(300)
Benefits paid	(74)	(49)

Benefit obligation, end of year	4,462	4,987

Funded status	(4,462)	(4,987)
Unrecognized net transition obligation	117	175
Unrecognized actuarial gains	(1,508)	(378)

Accrued pension cost	(5,853)	(5,190)

	2001	2000	1999
Assumptions as of December 31
Discount rate	5.5%	6.5%	7.0%
Pension increase rate	2.5%	2.0%	2.0%

	2001	2000	1999
	(E thousands)
Components of net periodic pension cost
Service cost	357	245	264
Interest cost	322	330	298
Amortization of unrecognized net obligation	58	58	58

Net periodic pension cost	737	633	620

Note 7—Share-based compensation

        Certain Group executives have been granted options to purchase Spirent plc Ordinary shares by Spirent plc. The Group does not incur any liability to Spirent plc in connection with the stock option awards.

        Historically under US GAAP, Spirent plc had elected to apply the recognition and measurement principles of APB 25, "Accounting for Stock Issued to Employees" to these stock option awards. Due to the performance criteria in the plans under which the stock options were granted, these plans were deemed to be variable plans under US GAAP.

        Following the introduction of FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", which is effective from July 1, 2000, Spirent plc has accounted for unvested stock option awards granted after December 15, 1998, and any awards subsequent to July 1, 2000 under the fair value method of SFAS 123 "Accounting for Stock-Based Compensation". The Group follows the same accounting for options as Spirent plc. As the Group does not incur any liability with respect to the options, amounts recognized as expense are reflected as contributed capital.

        Compensation expense/benefit recognized in the Group's financial statements for the years ended December 31, 2001, 2000 and 1999 for stock option awards to WAGO employees were E(587,000), E952,000 and E442,000, respectively.

        If compensation cost for stock options had been determined based on fair value at the date of grant, net income for the years ended December 31, 2001, 2000 and 1999 would have been E18,412,000, E24,625,000 and E14,930,000, respectively.

        The normal exercise period for stock options is between the third and tenth anniversary of the date of grant, subject to certain performance targets.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 2001, 2000 and 1999, respectively; dividend yields of 2.5%, 2.5%, and 2.5%; expected volatility of 49%, 31%, and 25%; risk-free interest rates of 5.2%, 5.4%, and 5.7%; and expected lives of 5.6, 5.0, and 4.6 years. The weighted average fair value per share of options granted was (Great Britain pence) 138.0p, 38.0p, and 36.0p.

        A summary of stock option activity follows (as restated to reflect Spirent plc share dividend and rights offering):

	2001		2000		1999
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		(Great Britain pence)		(Great Britain pence)		(Great Britain pence)
Outstanding on January 1	482,410	156.81	457,810	125.81	326,293	122.89
Granted	105,100	305.00	67,340	334.11	131,517	133.05
Exercised	—	—	(42,740)	104.14	—	—
Forfeited/Expired	—	—	—	—	—	—

Outstanding on December 31	587,510	183.34	482,410	156.81	457,810	125.81

        The following table summarizes information about stock options at December 31, 2001:

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
(Great Britain pence)			(Great Britain pence)		(Great Britain pence)
104.14 to 334.11	482,410	5.97	156.81	283,533	125.71
305.00	105,100	9.75	305.00	—	—

Note 8—Financial instruments

        Forward exchange contracts are used to hedge a portion of foreign exchange exposures arising from anticipated receipts and payments in foreign countries occurring within the following 59 months. At December 31, 2001 and 2000 the Group held foreign exchange forward contracts for Japanese yen equating to E8,200,000 and E16,975,000, respectively. The Group had purchased call options and written put options for EURO totaling E39,000,000 at December 31, 2001 and E4,772,000 at December 31, 2000. Unrealized gains and losses on foreign exchange forward contracts used to hedge anticipated transactions at December 31, 2001 and 2000 were approximately E2,883,000 and E2,113,000, respectively before taxes.

        The Group also has entered into a cross-currency interest rate swap to hedge the currency and interest rate risk of certain of its debt agreements. The notional amount of the swap was E1,985,000 at December 31, 2001, respectively E2,044,000 at December 31, 2000.

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments. Fair value approximates carrying value for the following financial instruments due to their short-term nature: cash and cash equivalents, accounts receivable and payable, and short-term debt. The fair value of long-term debt is estimated by discounting future cash flows using interest rates available to the Group with similar terms and maturities. Foreign currency agreements are valued based on quoted market prices of comparable instruments.

	December 31, 2001		December 31, 2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(E thousands)
Long-term debt	23,942	23,959	25,233	25,080
Foreign currency agreements	2,883	2,883	(18)	2,113
Interest rate swap	(145)	(145)	—	(128)

Note 9—Income taxes

        The provision for income taxes follows:

	2001	2000	1999
	(E thousands)
Current provision:
Germany	4,705	9,775	8,507
Foreign	3,964	5,574	3,510

	8,669	15,349	12,017

	2001	2000	1999
	(E thousands)
Deferred provision:
Germany	(68)	(513)	(1,031)
Foreign	159	(280)	3

	91	(793)	(1,028)

	8,760	14,556	10,989

        Deferred income taxes were provided for temporary differences in reporting expenses for financial statement and income tax purposes. These temporary differences consist principally of the recognition of bad debts, the recognition of obsolete inventory, the calculation of depreciation expense, the deductibility of certain related party expenses, and the recognition of certain production expenses.

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities include the following:

	2001	2000
	(E thousands)
Current deferred tax assets (liabilities)
Elimination of intercompany profits in inventory	966	1,206
Other	(303)	(563)

	663	643

Noncurrent deferred tax assets (liabilities)
Depreciable basis of property and equipment	(1,874)	(2,098)
Pension accruals	233	582
Unrealized gains on foreign exchange contracts	(1,050)	—
Other	559	420

	(2,132)	(1,096)

        Gross deferred tax assets were E2,058,000 and E2,383,000 at December 31, 2001 and 2000, respectively.

        Gross deferred tax liabilities were E3,527,000 and E2,836,000 at December 31, 2001 and 2000, respectively.

        Management believes that the Company will fully realize deferred tax assets based on future reversal of existing taxable temporary differences and current levels of operating income.

        Income tax returns not barred by the statute of limitations are subject to examination by taxing authorities.

Note 10—Other balance sheet information

        Valuation and qualifying accounts are deducted from the related balance sheet account, and consisted of the following at each year end.

	December 31
	2001	2000
	(E thousands)
Allowance for uncollectible accounts receivable	1,514	1,148
Reserve for obsolete inventory	2,212	2,269

	3,726	3,417

The components of other liabilities at each year end were as follows:

	December 31
	2001	2000
	(E thousands)
Accrued pension liability	4,462	4,987
Other	5,252	5,623

	9,714	10,610

        In anticipation of the conversion of Deutsch Marks into EURO the company elected to capitalize E2,330,000 from retained earnings to share capital in 1999.

Note 11—Related party transactions

        In the customary course of business, the Company leases certain land and buildings from shareowners and related interests. All of these properties are located in Minden, Germany. These lease agreements will expire on December 31, 2006 at which time certain lease extension provisions may be exercised. These lease agreements contain monthly lease charges amounting to E20,000. Lease expense recognized under these related party leases amounted to E239,000 for 2001, 2000 and 1999, respectively.

        Group sales to Spirent plc were made in the ordinary course of business and amounted to E2,717,000, E2,576,000 and E2,397,000 for 2001, 2000 and 1999, respectively.

        In the customary course of business, the Company grants credit to Spirent plc and certain of its subsidiaries. Amounts outstanding at December 31, 2001 and 2000 were E646,000 and E619,000, respectively.

Note 12—Commitments and contingencies

        A summary of the various commitments which the Company has entered into in the ordinary course of business follows:

Operating leases

        Total expense under operating leases expense of E4,426,000, E3,023,000 and E1,785,000 was incurred during 2001, 2000 and 1999, respectively.

        Under the terms of the Group's operating and capital lease agreements, future minimum lease payments for leases with terms greater than one year are as follows:

Year ended December 31	Operating	Capital
	(E thousands)
2002	2,880	1,855
2003	2,327	1,837
2004	1,884	1,837
2005	1,300	1,837
2006	1,080	1,529
2007 and thereafter	2,191	21,279

	11,662	30,174

Amount representing interest		(11,907)

		18,267

        The Company acquired certain operating facilities under the provisions of long-term leases. The economic substance of the leases are to finance the acquisition of the facilities. Accordingly, these leases have been accounted for as capital leases. The present value of minimum lease rentals of E22,114,000 have been capitalized in connection with the leases. Accumulated depreciation recognized on these facilities amounted to E3,377,000 and E2,892,000 at December 31, 2001 and 2000.

Other commitments

        The Company has entered into various contracts to construct both buildings and machinery and equipment. At December 31, 2001, expected future payments under these contracts are not anticipated to exceed E4,428,000.

        For investments in machinery, tools equipment and buildings to be done in Sondershausen, Germany, the Company has a taxable government grant of E6,785,000 which covers an investment, decided but not ordered at balance sheet date, of E30,156,000 until August 31, 2004.

SCHEDULE II

SPIRENT plc

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to Profit and Loss	Exchange Differences	Deductions	Balance at end of year
	(£ millions)
Year ended December 31 1999
Provisions for bad and doubtful debts	2.1	0.6	—	—	2.7
Year ended December 31 2000
Provisions for bad and doubtful debts	2.7	2.8	—	—	5.5
Year ended December 31 2001
Provision for bad and doubtful debts	5.5	4.7	—	(0.9)	9.3

S-1

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this registration statement to be signed on its behalf.

SPIRENT PLC
By:	NICHOLAS K BROOKES Name: Nicholas K Brookes Title: Chief Executive
Date: May 17, 2002