Form 20-F
period 2002-12-31
SPIRENT PLC
filed 2003-06-17
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 17, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	ANNUAL REPORT PURSUANT TO SECTION 12( ) or ( ) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15( ) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15( ) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 942,760,977 Ordinary shares of 3 1/3p.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	71
ITEM 8. FINANCIAL INFORMATION	73
ITEM 9. THE OFFER AND LISTING	74
ITEM 10. ADDITIONAL INFORMATION	76
Memorandum and Articles of Association	76
Material Contracts	76
Exchange Controls	78
Taxation	79
Documents on Display	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	84
ITEM 15. CONTROLS AND PROCEDURES	87
ITEM 18. FINANCIAL STATEMENTS	88
ITEM 19. EXHIBITS	89

        The items omitted from the table of contents for Form 20-F are either not applicable to this annual report or we have nothing to disclose in respect of that item.

        You should rely only on the information contained in this annual report. We have not authorized anyone to provide you with information that is different. The information in this annual report may only be accurate on the date of this annual report.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent

        The selected consolidated profit and loss account data for each of the three years in the period ended December 31, 2002 and balance sheet data as of December 31, 2002 and 2001 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The profit and loss account data for the years ended December 31, 1999 and 1998 and the balance sheet data as of December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements. All of these financial statements have been audited by Ernst & Young LLP, our independent auditors. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

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

Consolidated Profit and Loss Account Data

	Year ended December 31
	2002	2001	2000	1999	1998
	(£ millions, except per share and per ADS amounts)
Amounts in accordance with UK GAAP
Turnover	558.9	801.8	696.7	544.5	470.2

Operating (loss)/profit	(970.5)	(733.2)	110.0	81.4	70.1

Other Information
Exceptional items
Goodwill impairment	923.3	724.6	—	—	—
Other	41.6	34.9	2.2	—	—
Goodwill amortization	56.1	86.6	25.7	8.6	0.9
Operating profit before goodwill amortization and exceptional items	50.5	112.9	137.9	90.0	71.0

Income from interests in
Joint venture	7.4	9.6	13.3	9.5	11.5
Associates	1.0	1.3	2.7	2.3	1.7
Amortization of goodwill on associates	(0.2)	(0.1)	—	—	—
(Loss)/profit on disposal and closure of operations	(48.4)	14.5	(18.1)	(6.7)	—
Provision against investment in own shares	(30.1)	—	—	—	—
Profit on disposal of tangible fixed assets	—	—	3.2	—	—

(Loss)/profit before interest	(1,040.8)	(707.9)	111.1	86.5	83.3
Net interest payable	(12.3)	(22.8)	(29.3)	(12.8)	(2.1)

(Loss)/profit before taxation	(1,053.1)	(730.7)	81.8	73.7	81.2
Taxation	(26.9)	(32.6)	(30.6)	(30.2)	(27.3)
Minority interest—equity	(0.4)	(0.2)	(0.5)	—	—

(Loss)/profit for the financial period	(1,080.4)	(763.5)	50.7	43.5	53.9

Basic (loss)/earnings per share (pence)	(117.12)	(83.43)	7.40	6.67	8.33

Headline earnings per share (pence)(1)	3.40	7.76	12.61	9.18	8.47

Diluted (loss)/earnings per share (pence)	(117.12)	(83.43)	7.18	6.39	8.29

Dividend per share (pence)	1.35	4.35	4.35	4.13	3.82

Dividend per share (US cents)	2.10	6.36	6.33	6.38	6.10

Dividend per ADS (pence)	5.40	17.40	17.40	16.52	15.28

Dividend per ADS (US cents)	8.40	25.44	25.32	25.52	24.40

Turnover by segment
Continuing operations
Performance Analysis	187.1	245.5	283.7	114.7	52.4
Service Assurance	128.3	185.1	5.5	—	—

Communications	315.4	430.6	289.2	114.7	52.4
Network Products	164.7	170.4	181.4	158.1	149.2
Systems	78.8	124.0	135.4	149.6	149.2

	558.9	725.0	606.0	422.4	350.8
Discontinued operations	—	76.8	90.7	122.1	119.4

	558.9	801.8	696.7	544.5	470.2

Operating profit before goodwill amortization and exceptional items
Continuing operations
Performance Analysis	9.4	38.7	97.1	43.0	18.4
Service Assurance	21.4	44.7	1.5	—	—

Communications	30.8	83.4	98.6	43.0	18.4
Network Products	15.0	15.3	25.3	21.8	20.7
Systems	4.7	6.1	2.7	10.8	16.2

	50.5	104.8	126.6	75.6	55.3
Discontinued operations	—	8.1	11.3	14.4	15.7

	50.5	112.9	137.9	90.0	71.0

Amounts in accordance with US GAAP

	(£ millions, except per share and per ADS amounts)
	Year ended December 31
	2002	2001	2000	1999	1998
Net (loss)/income	(774.3)	(773.7)	(39.6)	2.2	28.7

Net (loss)/income per share
Basic (pence):
Continuing operations	(83.93)	(89.17)	(6.10)	(1.15)	3.53
Discontinued operations	—	4.62	0.32	1.49	0.90

Net (loss)/income	(83.93)	(84.55)	(5.78)	0.34	4.43

Diluted (pence):
Continuing operations	(83.93)	(89.17)	(6.10)	(1.11)	3.51
Discontinued operations	—	4.62	0.32	1.44	0.90

Net (loss)/income	(83.93)	(84.55)	(5.78)	0.33	4.41

Dividend per share (pence)	4.35	4.35	4.24	3.91	3.58

Dividend per share (US cents)	6.49	6.33	6.29	6.22	5.93

Net (loss)/income per ADS
Basic (pence):
Continuing operations	(335.72)	(356.68)	(24.40)	(4.60)	14.12
Discontinued operations	—	18.48	1.28	5.96	3.60

Net (loss)/income	(335.72)	(338.20)	(23.12)	1.36	17.72

Diluted (pence):
Continuing operations	(335.72)	(356.68)	(24.40)	(4.44)	14.06
Discontinued operations	—	18.48	1.28	5.76	3.58

Net (loss)/income	(335.72)	(338.20)	(23.12)	1.32	17.64

Dividend per ADS (pence)	17.40	17.40	16.96	15.64	14.32

Dividend per ADS (US cents)	25.96	25.32	25.16	24.88	23.72

(1)
Headline earnings per share has been calculated to exclude all exceptional items and attributable taxation (see Note 12 of Notes to the Financial Statements for the reconciliation of headline earnings to basic earnings.)

Consolidated Cash Flow Data

	Year ended December 31
	2002	2001	2000	1999	1998
	(£ millions)
Amount in accordance with UK GAAP
Net cash inflow from operating activities	76.9	141.2	125.7	101.7	77.2
Acquisitions and disposals	6.4	149.6	(536.6)	(232.9)	(28.1)
Financing	53.8	(152.8)	480.2	284.2	6.8
Amounts in accordance with US GAAP
Cash inflow from operating activities	60.7	96.4	83.9	72.9	52.3
Cash (outflow)/inflow on investing activities	(17.9)	91.9	(596.1)	(272.7)	(64.9)
Cash inflow/(outflow) from financing activities	13.8	(192.6)	452.5	258.7	(8.9)

Consolidated Balance Sheet Data

	As at December 31
	2002	2001	2000	1999	1998
	(£ millions)
Amounts in accordance with UK GAAP
Intangible assets	113.6	987.7	1,816.8	321.3	25.7
Other investments	2.1	34.1	33.4	12.3	5.7
Current assets	242.4	264.4	375.5	270.5	186.6
Total assets	531.5	1,486.4	2,415.5	757.9	357.2
Total liabilities	390.3	389.6	577.1	503.7	175.9
Current liabilities	109.3	178.0	219.4	269.6	93.7
Creditors due after more than one year	252.6	210.1	355.6	233.4	78.1
Shareholders' funds	139.1	1,094.4	1,834.7	250.3	178.9
Share capital	31.3	31.1	30.9	20.8	20.5
Amounts in accordance with US GAAP
Intangible assets	94.4	907.8	1,803.5	430.0
Other investments	—	—	—	—
Current assets	243.5	266.0	377.2	275.8
Total assets	512.1	1,374.5	2,376.4	874.8
Total liabilities	446.4	407.4	587.4	480.3
Current liabilities	108.0	151.6	187.3	213.4
Creditors due after more than one year	294.9	219.9	358.5	266.9
Shareholders' funds	63.6	964.7	1,785.3	390.6
Share capital	31.3	31.1	30.9	20.8

Exchange Rate Information

        We present our financial statements in UK pounds sterling. The financial statements of our WAGO joint venture are presented in euro; in 2000 these financial statements were presented in German Marks. The information set forth below with respect to pounds sterling to US dollar exchange rates is based on the noon buying rate for pounds sterling in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. Also set forth below is exchange rate information pertaining to the euro and the German Mark, in each case being the closing middle market price against pounds sterling. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

US Dollar

        The noon buying rate on June 2, 2003 was $1.64 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(US dollars per pound sterling)
May 2003	1.65	1.59
April 2003	1.60	1.55
March 2003	1.61	1.56
February 2003	1.65	1.57
January 2003	1.65	1.60
December 2002	1.61	1.56

        The following table sets forth information about the noon buying rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(US dollars per pound sterling)
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.55	1.61	1.62
1998	1.72	1.61	1.66	1.66

        Fluctuations in the exchange rate between pounds sterling and US dollars affect the US dollar equivalent of the pound sterling denominated prices of our shares and, as a result, affect the market price of our ADSs in the United States.

Euro

        The euro rate on June 2, 2003 was €1.39 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(euro per pound sterling)
May 2003	1.43	1.38
April 2003	1.47	1.43
March 2003	1.48	1.45
February 2003	1.53	1.46
January 2003	1.54	1.50
December 2002	1.57	1.54

        The following table sets forth information about the euro rate for the last four years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(euro per pound sterling)
2002	1.64	1.54	1.59	1.53
2001	1.67	1.56	1.61	1.64
2000	1.74	1.56	1.64	1.60
1999	1.61	1.40	1.52	1.60

        The euro rates were fixed permanently against euro-zone currencies, including the German Mark, on January 1, 1999. We present information about the German Mark for 1998 below. The average rate was calculated by using the rate on the last business day of each month during the relevant year.

	High	Low	Average	End of year
	(German Marks per pound sterling)
1998	3.10	2.73	2.93	2.78

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Our business, operating results and financial condition could continue to be harmed if the economy, and particularly the telecommunications industry into which we sell our products, remains depressed.

        The current economic downturn which has continued into 2003 has resulted in worldwide reduced purchasing and capital spending in many of the industries and markets into which we sell our products, in particular the telecommunications industry. As a result we have experienced diminished product demand, excess manufacturing capacity and an erosion of average selling prices. The decline in demand for our products and services has had and may continue to have an adverse effect on our results of operations and we are not able to predict when this will cease. If the general economic conditions do not improve the markets for our products may decline further or fail to develop. Any further downturn in our customers' markets or in general economic conditions would be likely to result in a further reduction in demand for our products and services and could further harm our business, operating results and financial condition.

        Since 2001 the major customers in our Communications group, the network equipment manufacturers and network service providers, have continued to restructure their operations in response to the significantly reduced overall market. This, coupled with certain regulatory issues for our customers in the United States, has resulted in reduced spending on our products and services. We cannot be sure how long the current downturn will last, as market visibility remains low, and how long our business will continue to be affected.

Our cost reduction actions may not achieve their target cost savings and may also harm our business, operating results and financial condition.

        In response to the fall in revenues in our Communications group and general economic conditions, we have taken cost reduction actions and continue to take such measures to realign our cost base and resources. Our cost reduction actions are based on certain assumptions regarding the cost structure of our business, the nature and severity of the continuing downturn in the telecommunications industry and economic climate generally and our expected revenues, that may not prove accurate. Our actions have involved the implementation of a number of initiatives including the reduction of our operating costs, the exit from certain businesses, the re-organization of our operations, the reduction of our workforce and reductions in discretionary spending. While we are making progress towards achieving our target cost savings, we can provide no assurance that we will not be required to refine, expand or extend our cost reduction actions.

        The costs associated with implementing our cost reduction actions may exceed our realized savings and may also be higher than the amount that we have estimated. As a result, we may not meet or achieve the benefits of our cost reduction goals and in addition may be unable to reduce our cost structures in response to further declines in business conditions. Current and additional cost cutting initiatives may result in further cash and/or non-cash charges that could have an effect on our business, operating results and financial condition. In addition, reductions in our assets, workforce and businesses may adversely affect our ability to enhance our existing products and services, keep pace with technological advances in our field and remain competitive. Workforce reduction could lead to the loss of valuable staff and expertise and adversely affect general morale and the efficiency of our business. Therefore, our cost reduction initiatives may result in significant disruption and harm to our business and may reduce our ability to benefit from a potential future recovery in the telecommunications industry.

The risk of a breach of financial convenants remains.

        While our recently renegotiated borrowing terms have provided us with more headroom under certain of our financial covenants (see "Liquidity and Capital Resources" in Item 5 and "Material Contracts" in Item 10 below for a more detailed discussion of the renegotiated borrowing terms) we can provide you with no assurance that the covenants will not be breached and that further renegotiation of our borrowing terms will not be needed to further increase our level of headroom.

        The renegotiated borrowing terms have increased our weighted average interest payments and placed new restrictions and tests on us, constraining our ability to make dividend payments, incur further debt, provide further security and make acquisitions and disposals. Such restrictions and tests will continue to apply until certain financial requirements are met (which in any event cannot occur prior to June 30, 2004). We are unable to give guidance as to when we are likely to meet these financial requirements and can give no assurance that they will indeed be achieved.

Our pension fund deficit may become a further burden on our financial resources.

        Given the decline in equity markets and reducing interest rates, which have both adversely affected funding levels, it is highly likely that a deficit in our defined benefit scheme will arise at our next actuarial valuation, which commenced on April 1, 2003. Until the valuation has been performed it is not possible to indicate what the deficit will be although, based on Financial Reporting Standard 17 ("FRS 17"), the funding position at December 31, 2002 was a deficit of £41.9 million before taxation, representing a funding deficit of 32%. A pension deficit, should it arise, is likely to result in increased pension contributions which will result in an increased cash funding cost to us which may have an adverse effect on our business. Our defined benefit pension scheme for UK employees was closed to new members on September 30, 2002 and has been replaced by a defined contribution scheme.

We rely on a limited number of customers for a majority of our revenues in some of our businesses, and therefore any cancellation, reduction or delay in orders could significantly harm our business, operating results and financial condition.

        In some of our businesses we continue to rely on large orders from a limited number of customers, which makes our relationships with these customers critical to the success of our business. We can provide you with no assurance that we will be able to retain this client base, that we will be able to increase our sales to our other existing customers or that we will be able to attract additional customers. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, or inability to successfully develop and maintain relationships with existing and new customers could significantly harm our business, operating results and financial condition.

Our goodwill and other intangible assets may become further impaired.

        If the demand for the products and services underlying our current goodwill decreases further as a result of the general economic downturn or other causes and, as a result, the estimated future undiscounted net cash flows from the acquired businesses are insufficient to recover the carrying value of the assets over their estimated lives, we may record further impairments of our goodwill and recognize asset impairment charges in the period in which that impairment is determined. Asset impairment charges of this nature could have an adverse effect on our financial position, our ability to comply with certain covenants and reported results of operations.

        We perform reviews twice a year to determine if the carrying value of assets is impaired. The purpose of the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the assets cannot be recovered. Most recently we recorded a goodwill impairment charge of £923.3 million relating principally to our Communications group. The remaining goodwill carrying value is £113.6 million. The impairment has resulted in a £575.9 million deficit in the distributable reserves. At the appropriate time and with the consent of the English courts it may be possible to utilize the share premium account which at December 31, 2002 stood at £696.1 million in order to off-set the deficit on distributable reserves. We can give no assurance that this consent would be forthcoming.

The loss of key managers and skilled employees may result in inefficiencies in managing and operating our business and our business will suffer if we are not able to hire and retain appropriately qualified personnel.

        For the fiscal year 2002, our average overall workforce was reduced from 7,812 to 5,179. This reduction has in part been due to the implementation of our cost reduction actions in order to realign our cost base and resources. It has resulted in the loss of many highly skilled employees who often had many years of management and operational experience in our business. The loss of such employees and the departure of further employees may impair our ability to run and expand our business effectively. The uncertainties associated with headcount reductions may cause key employees to leave and otherwise increase employee and management turnover and, even if these employees stay, the headcount reductions may adversely affect general morale and the efficiency of our business. This could result in significant disruption to our business.

Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

        We operate in 31 countries throughout the world. Our international operations are subject to a variety of potential risks arising out of the global economy, the political outlook, currency fluctuations, exchange control restrictions, investment in capital, the ability to enforce intellectual property rights, language and certain cultural differences in countries where we have operations.

        Events such as the recent tensions in the Middle East, the continued threat of terrorism and the SARS virus outbreak in Asia may trigger unforeseen economic conditions and cause market demand to fluctuate in an unpredictable manner which could adversely affect our business.

Fluctuations in exchange rates and heavy exposure to a weakening dollar could materially harm our operating results.

        Since we conduct operations globally, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies, principally the US dollar and pounds sterling. Because our financial statements are denominated in pounds sterling, fluctuations in exchange rates, especially if the US dollar continues to weaken against the pound, could have a material impact on our reported results.

        We may at times engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under such circumstances, hedging transactions could have an adverse effect on our financial condition.

Because our operating results have fluctuated in the past and are likely to fluctuate in the future, our Ordinary share and ADS prices are volatile and may decline.

        We have experienced and expect to continue experiencing, fluctuations in our operating results due to a number of factors beyond our control, including the following:

  •
  the size and timing of orders from our customers;

  •
  the degree to which our customers have allocated and spent their yearly budgets;

  •
  the uneven buying patterns of our customers;

  •
  the uneven pace of technology innovation; and

  •
  economic downturns or other factors reducing demand for our products.

        The market price for our Ordinary shares and ADSs may decline significantly if our operating results deteriorate.

Acquisitions undertaken could be difficult to integrate, disrupt our business, dilute shareholder value and harm our operating results.

        Acquisitions have historically been an important part of our business strategy and we continually evaluate strategic opportunities and may acquire businesses, products or technologies in the future. Acquisitions are inherently risky and no assurance can be given that our previous or future acquisitions will be successful or will not adversely affect our business, operating results or financial condition. Currently our renegotiated borrowing terms restrict our ability to make acquisitions.

        Any acquisition involves risks to our business, including:

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

  •
  the possibility that we may pay too much cash or issue too much of our stock as the purchase price for an acquired business relative to the economic benefits that we ultimately derive from operating the acquired businesses; and

  •
  the need to record significant one-time charges or amortize intangible assets, which would lower our reported earnings.

We operate in rapidly changing industries and, if we do not keep up with these rapid changes, our turnover and operating results will suffer.

        We sell our products and systems in several industries that are characterized by rapid technological changes, frequent product and service introductions and evolving industry standards. We anticipate that our current products and services will become technologically obsolete over time and technological developments may eliminate whole markets or the need for individual products. Entire product lines may be threatened by new technologies or market trends which reduce the value of these product lines. If we fail to keep up with changes in these industries, our turnover and operating results will suffer.

We face aggressive competition and if we fail to compete effectively our turnover and operating results will suffer.

        We face aggressive competition in all of our businesses. Our competitors are numerous including highly specialized firms as well as in-house capability within customers, and new competitors may emerge. Some of our competitors have greater name recognition, larger customer bases, and greater financial, marketing, sales and other resources. To stay competitive we will need to introduce successful new products and also may have to adjust prices of some of our products and manage financial returns effectively. Our operating results will suffer and our business will be harmed if we do not compete effectively.

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

        The development of new products generally requires a substantial investment before we can determine the commercial viability of these innovations. If we fail to predict adequately our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant turnover.

Third parties may claim we are infringing their intellectual property rights and as a result our business may be harmed.

        Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. We could suffer litigation or licensing expenses, or could be prevented from selling certain products as a result of third-party infringement claims. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We may also be subject to significant damages or injunctions against development and sale of certain of our products. We often rely on obtaining licenses of intellectual property. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

If third parties infringe our intellectual property rights, our business may be harmed.

        Our success depends in part on our proprietary technology. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer, and our operating results may be harmed. We may not be able to detect infringement and our competitive position may be harmed before we do so. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

If our products are defective, we may be held responsible for liabilities caused by malfunctions of equipment in which our products are used or have to bear some of the cost of recalling this equipment, which would harm our turnover and our reputation.

        Some of our products are incorporated as component parts by manufacturers into sophisticated equipment and machinery, are used in critical applications or are stand-alone solutions. If our products are defective, we may be held responsible for the personal, property and financial damages that result and the costs associated with recalling the products themselves and products in which our defective products were incorporated. Although we carry product liability insurance customary for companies of our size, such available insurance cover may not be sufficient to cover a catastrophic loss or the costs of recall. In addition, our reputation with customers may be damaged as a result of any such event. Product liabilities or the costs of implementing a recall could hurt our profitability, and the damage to our reputation if one or more of our products proves defective could cause us to lose customers.

Many of our businesses are dependent on third-party manufacturers. If we cannot obtain sufficient services or products from these manufacturers, we may lose customers and turnover.

        Several of our businesses contract out certain processes, such as raw material supply, component manufacture, sub-assembly and assembly, to third party suppliers. If there were a failure of such a supplier because of, for example, insolvency or catastrophic loss, supply to our operations might be disrupted or even terminated. It might not be possible to find an alternative supplier in an acceptable timeframe or to secure an alternative supply on the same economic terms as the original supply. If we cannot obtain sufficient quantities of these products or services at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in turnover and profits.

Some of our businesses are dependent on key component suppliers. If we cannot obtain sufficient components from these suppliers, we may lose customers and turnover.

        Several of our businesses, particularly in the Communications group, may be dependent on some components from suppliers who experience greater demand for their products than they can meet. In some instances these suppliers have introduced quota systems to divide their available stock among potential customers. We may be affected because the quota allocated to our business is too small or because suppliers change the way they apportion their available stock to our disadvantage. If we cannot obtain sufficient quantities of these products at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in turnover and profits.

Prices for some of the commodity raw materials we use to manufacture our products fluctuate, and we may not be able to pass on increased costs of these raw materials to our customers.

        Prices fluctuate for some of the commodity raw materials our Network Products group uses to manufacture its products. If prices for commodities such as copper, PVC and Nylon 66 increase significantly and we are not able to pass on the increased prices to our customers, our profitability will be reduced and our business may be adversely affected.

Some of our customers may not have sufficient resources to order or pay for products they have ordered as a result of the current economic climate.

        Due to the economic downturn, many of our customers have failed to meet forecasts and are continuing to forecast that their revenues for the foreseeable future will generally be lower than anticipated. Many of these customers are experiencing, or are likely to experience, serious cash flow problems, and they are finding it increasingly difficult to obtain financing on attractive terms, if at all.

As a result, if some of these customers are not successful in generating sufficient revenues or securing alternate financing arrangements, they may not be able to pay, or may delay payment for, the amounts that they owe us. Furthermore, they may not order as many products from us as originally forecasted or any products at all. The inability of our customers to pay us or to pay us in a timely manner for our products may adversely affect our cash flow and the timing of our revenue recognition and harm our business, operating results and financial condition. The failure of our customers to order products will also result in decreased revenues.

Remaining liabilities from discontinued businesses could adversely affect our results.

        We have concluded a number of divestments of our non-core businesses. We may, however, have contingent liabilities arising out of those discontinued businesses that could adversely affect the results of our operations.

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

Risks Relating to an Investment in our Ordinary Shares and ADSs

The price of our Ordinary shares and ADSs may be volatile and may decrease significantly below your purchase price.

        The market price of our Ordinary shares is significantly affected by market forces. The market prices of securities of technology companies on the London Stock Exchange, the New York Stock Exchange and other exchanges have fluctuated significantly in the last three years. The prices for securities of companies involved in Internet-related activities and communications generally, including the Internet but also wireless and other technologies, have been particularly volatile. A significant portion of our activities is based on communications and thus the market price of our Ordinary shares and ADSs is likely to remain highly volatile. In addition to general factors, the following specific factors may have a significant effect on the market price of our Ordinary shares and ADSs:

  •
  speculation on the risks associated with the telecommunications industry;

  •
  speculation on the robustness of our financial condition;

  •
  announcements regarding awards of major contracts;

  •
  announcements of technological innovations by us or our competitors; and

  •
  speculation regarding acquisitions and divestments.

        As a result, you may only be able to resell our Ordinary shares or ADSs at a price significantly below your purchase price. See "Item 9. The Offer and Listing" for historical pricing data on our shares.

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

The availability of sufficient purchasers and sellers for our shares, whether in the form of Ordinary shares or ADSs, cannot be guaranteed and therefore you may not be able to purchase or sell our shares or ADSs at any particular time.

        The volume of our stock traded on the London Stock Exchange can vary from day to day and is affected by events and circumstances out of our control, such as the announcement of movements in interest rates. This also applies to the ADSs traded on the New York Stock Exchange. You may not be able to purchase or sell our Ordinary shares or ADSs at any particular time because of the lack of sufficient purchasers or sellers for our Ordinary shares or ADSs.

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

ITEM 4.    INFORMATION ON THE COMPANY

Overview of Our Business

        Spirent plc ("the Company") is the parent company of a group of international network technology companies providing state-of-the-art systems and solutions for a broad range of customers worldwide. In the mid 1990s Spirent embraced a strategy focusing on high-growth, high-margin, high-technology businesses and identified the communications test industry as a prime sector of interest. Since then we have focused our activities through strategic acquisitions and divestments, as well as organic growth. Our operations are now organized into three operating groups: Communications, Network Products and Systems.

        In the year ended December 31, 2002, we had total turnover of £558.9 million and operating profit before goodwill amortization and exceptional items of £50.5 million. Our Communications group remains our largest business, representing 59% (2001 66%) of ongoing turnover and 63% (2001 84%) of ongoing operating profit before goodwill amortization and exceptional items in the year ended December 31, 2002.

        During the year ended December 31, 2002, our segment of the telecommunications industry was adversely affected by a further drop in spending by our major customers, the network equipment manufacturers and network service providers. This, together with the general slowdown in the world economy, the continuing uncertainties created by the 2001 terrorist attacks in the United States and the tensions in the Middle East resulted in a significant decline in the market environment. In response to the declining market conditions we realigned our cost base during 2002. This involved an 11% reduction in workforce, the reorganization of our operations and reductions in discretionary spending within the Communications group. As part of our ongoing control of costs we implemented further cost reductions in the Communications group in May 2003 and also exited from our under-performing very high-speed optical testing activities.

        We are committed to remaining at the forefront of technological developments and continued to invest in new product development, spending £77.7 million in 2002.

        During 2002 we continued our strategy of focusing our activities by completing the divestments of our aerospace component businesses, Switching Systems International Inc and Monitor Labs Incorporated, from within our Systems group. In April 2003 we completed the divestment of our 51% interests in WAGO, our interconnection joint venture, to our joint venture partners.

        During 2002 we added to the scope of our Communications group through the acquisition of a remote special services test product line and a Wideband Code Division Multiple Access (WCDMA) base station emulator product line, which have been integrated into our Service Assurance and Performance Analysis divisions, respectively. In August 2002 the remaining 85% of Caw Networks, Inc. ("Caw") not already owned by the Communications group was acquired and has been integrated into the broadband activities of our Performance Analysis division.

        The main activities of our operating groups are:

  •
  Communications.    Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Our solutions enable our customers to develop and deploy network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks.

    The Performance Analysis division of our Communications group develops testing solutions for a broad range of communications technologies critical to the deployment of next-generation networks. Our systems test wireless and wireline networks and equipment, including core terabit routers, broadband access devices, next-generation wireless handsets, Internet infrastructure and storage area networks. Our systems enable customers to emulate large-scale networks, introduce impairments and stress test equipment to ensure maximum performance and conformance to industry standards.

    The Service Assurance division of our Communications group provides network monitoring and management systems for service providers to assure the quality of their high bandwidth services. Our systems enable efficient delivery and maintenance of leased line voice and data, digital subscriber line (DSL), wireless, optical and converged packet networks. The division provides operations support systems, remote test probes, network test access systems and the expertise to implement solutions over a national or global scale.

    In 2002 our Communications group had turnover of £315.4 million and operating profit before goodwill amortization and exceptional items of £30.8 million.

  •
  Network Products.    Our Network Products group provides innovative solutions for fastening, identifying, insulating, organizing, routing and connectivity that add value to electrical and communication networks in a wide range of applications marketed under the HellermannTyton name worldwide.

    Network Products designs and manufactures a broad range of high-grade nylon ties, clips, channels and fixings for fastening cables and wires in electrical, communications, automotive, industrial equipment, aerospace and construction applications. We also produce products with value-added identification and security features. Our heatshrink insulation, convoluted tubing and cable covering products provide insulation and physical protection for wires and cables. We are a market leader in systems for the automated application of cable fixings. We also produce a range of products used in the installation of local area and wide area communication networks. Our 'Network Sciences' structured cabling system includes GigaBand Category 6 and MegaBand Category 5e systems.

    In 2002 our Network Products group had turnover of £164.7 million and operating profit before goodwill amortization and exceptional items of £15.0 million.

  •
  Systems.    Our Systems group offers integrated product solutions for the power controls market and the aerospace market.

    The power controls business is a leading supplier of sophisticated electronic control systems for use in specialized electrically powered vehicles. These include medical vehicles such as powered wheelchairs and mobility scooters, which is the principal activity of this business, as well as small industrial vehicles such as floor cleaning vehicles and aerial access platforms. These systems allow the user to control the direction and speed of the vehicle as well as controlling other aspects of the vehicles' functions, including seating or platform position, lights, turn indicators and vehicle diagnostics.

    We develop and supply ground-based maintenance, repair and overhaul (MRO) software systems, brand named GOLD™ and AuRA™, that provide customers with maintenance work flow management, inventory control, repair order management, recording and forecasting capabilities and configuration management of aircraft. Aviation Information Solutions (AIS) designs, manufactures and integrates hardware and software solutions that assist with pilot training and enable customers to operate their aircraft more efficiently, safely and effectively. The AIS product range includes airborne file servers, the AvVantage™ electronic flight bag, and flight deck and cabin instruments and displays as well as software applications for use by flight crew and ground-based personnel.

    In 2002 our Systems group had turnover from ongoing businesses of £53.8 million and operating profit before goodwill amortization and exceptional items of £3.4 million.

        Our turnover for ongoing businesses by market in 2002 comprised: North America 57% (2001 63%), Europe 27% (2001 24%), and Asia Pacific, Rest of Americas and Africa 16% (2001 13%). A breakdown of turnover by market and by source is given below.

Turnover by Market

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations:
Europe(1)	144.6	153.8	152.8
North America(2)	302.9	410.5	289.9
Asia Pacific, Rest of Americas, Africa	86.4	85.3	72.9

	533.9	649.6	515.6

Divested operations
Europe(1)	4.8	24.9	32.0
North America(2)	19.5	46.0	52.3
Asia Pacific, Rest of Americas, Africa	0.7	4.5	6.1

	25.0	75.4	90.4

Discontinued operations:
Europe(1)	—	20.7	21.1
North America(2)	—	45.7	56.5
Asia Pacific, Rest of Americas, Africa	—	10.4	13.1

	—	76.8	90.7

	558.9	801.8	696.7

(1)
United Kingdom turnover was £48.3 million (2001 £71.4 million; 2000 £75.8 million). United Kingdom turnover in respect of divested operations, included in the above, was £2.9 million (2001 £15.4 million; 2000 £23.5 million) and in respect of discontinued operations nil (2001 £8.2 million; 2000 £5.4 million).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Turnover by Source

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations:
Europe(1)	151.4	150.9	128.4
North America(2)	350.2	472.0	357.5
Asia Pacific, Rest of Americas, Africa	32.3	26.7	29.7

	533.9	649.6	515.6

Divested operations
Europe(1)	6.3	32.8	40.6
North America(2)	18.7	42.6	49.8

	25.0	75.4	90.4

Discontinued operations:
Europe(1)	—	20.6	20.3
North America(2)	—	48.3	61.4
Asia Pacific, Rest of Americas, Africa	—	7.9	9.0

	—	76.8	90.7

	558.9	801.8	696.7

(1)
United Kingdom turnover was £71.6 million (2001 £107.5 million; 2000 £115.8 million). United Kingdom turnover in respect of divested operations, included in the above, was £5.6 million (2001 £30.5 million; 2000 £39.2 million) and in respect of discontinued operations nil (2001 £13.3 million; 2000 £14.3 million). Exports from the United Kingdom were £32.4 million (2001 £46.3 million; 2000 £49.0 million), representing 5.8% of total sales (2001 5.8%: 2000 7.0%).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

        In 2002 our share of turnover and operating profit from WAGO, our interconnection joint venture, was £75.6 million and £7.4 million, respectively. After the completion of the divestment of our 51% interests in WAGO in April 2003 the income derived from our attributable share of WAGO will no longer be included in our consolidated financial statements.

  Strategy

        Our overall strategy is to provide state-of-the-art systems and solutions for a broad range of customers worldwide. We aim to deliver this strategy by focusing on five key elements:

  •
  Focusing on high-technology markets.    We are committed to serving customers' needs in rapidly developing industries, such as communications, by continually investing in new products.

  •
  Becoming truly global as a company.    We intend to provide consistently high-quality products and support worldwide to respond to our customers' global needs.

  •
  Anticipating market changes.    Based on our understanding of customers' requirements within our three operating groups we believe we are well placed to anticipate market trends.

  •
  Moving up the value chain.    We are committed to providing greater value to our customers by using our expertise in related technologies to deliver end-to-end solutions and systems rather than individual components.

  •
  Improving profitability through integration.    We aim to increase efficiency wherever possible. Our group structure presents opportunities for increasing efficiency by integrating areas such as research and development, sales and marketing, where appropriate.

  Corporate history and background

        The first of our companies was established in 1936. The Company was incorporated on July 16, 1949 as Bowthorpe Holdings Limited. In 1955 Bowthorpe Holdings Limited was listed on the London Stock Exchange. The Company re-registered on July 15, 1981 as Bowthorpe Holdings PLC and was re-named Spirent plc in May 2000. Our address is Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom, and our telephone number is +44 (0) 1293 767676. The website address is www.spirent.com. Information contained on the website and subsidiaries' websites is not intended to be, and should not be regarded as being, part of this annual report.

        The Communications group has grown through a combination of acquisition and organic development since 1995. Our Network Products group and the remaining power controls and aerospace businesses within our Systems group have been part of the overall Group for some time.

Communications Group

        Our Communications group develops, markets and sells specialized communications testing, monitoring and management systems for customers worldwide. We serve several categories of customer including network equipment manufacturers, independent product evaluation specialists, network operators, network service providers, large enterprises and government departments. Our products help customers analyze the performance of new communications equipment and services in order to assist their development and evaluation processes and to monitor performance in order to enhance the reliability of these products and services once they are introduced into communications networks.

        We focus on staying at the forefront of communications industry innovation and have technical expertise in a broad range of sophisticated communications technologies and network designs. We believe we have expert knowledge of the individual items of equipment making up a network, giving us particular strength in understanding the way connected pieces of network equipment work together, which is a key concern for our customers.

        Our Communications group consists of two divisions: Performance Analysis and Service Assurance.

        Our Performance Analysis division provides instruments and systems that measure and analyze the performance of network and terminal equipment, particularly the devices that route voice and data messages to their destination. Our products are mainly used in the research and development laboratories of network equipment manufacturers but are also used by independent evaluation bodies, network operators, network service providers, large enterprises and government departments to assess the capabilities of such equipment. We have expertise in many of the technologies being used by our customers to create new generations of network equipment that are better able to handle high-speed data communications, in addition to traditional voice calls. In addition, we provide products and systems that automate the testing of mobile phone handsets and wireless network equipment. We make instruments that assist in the design and development of equipment that determines a geographical position from signals received from orbiting satellites, as used in commercial and military applications. We also provide portable instruments that assist engineers to install and maintain communications network lines linking homes and offices to a core network. With the acquisition and integration of Caw into the Performance Analysis division in 2002 we now provide equipment that can simulate Internet traffic to stress test websites and web infrastructure devices such as firewalls.

        Our Service Assurance division provides systems that enable network service providers to monitor and assure the performance quality of their network services. This helps them to ensure that network services are operating smoothly, to locate quickly any equipment faults and to correct them as rapidly as possible. Our systems combine software applications, hardware probes that gather data from the physical network, and technical support services.

        The technology and expertise of the Performance Analysis and Service Assurance divisions are highly complementary. The Performance Analysis division's presence in the development laboratories of network equipment manufacturers gives the Service Assurance division early knowledge of which technologies are likely to be adopted for future use in networks. The Service Assurance division has knowledge of large-scale operational issues which can be fed back into the design and testing of successive generations of network equipment and services. This helps us anticipate market requirements and provide customers with innovative products. We believe the diversification of our business into two divisions serving distinct market segments gives us a unique competitive advantage by positioning us at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment.

        In September 2002 we acquired a third generation (3G) wireless base station emulator product line and certain intellectual property rights from UbiNetics for £6.1 million in cash. This has brought us expertise in WCDMA, the 3G wireless technology being adopted in countries in Europe and Asia.

        In August 2002 the remaining 85% of Caw not already owned by Spirent was acquired for an initial consideration including expenses of £26.7 million in cash. We acquired our initial 16% interest in Caw in October 2001 for consideration of £6.4 million including expenses, which gave us the ability to offer application layer testing of websites and firewalls. Caw was reported as an associated company until the acquisition in August 2002 of the majority holding. Caw has now been integrated into the Performance Analysis division.

        In July 2002 we acquired a remote special services test product line from Anritsu Company US for a cash consideration of £16.4 million. The product line has been integrated into the Service Assurance division and brings us a large installed base and ongoing business at BellSouth Corporation and Korea Telecom.

        An important part of our strategy is to increase our international presence and during 2002 we opened sales and support services offices for the Performance Analysis division in Beijing, Shanghai and Guangzhou to better serve customers in the important Asian region. Our efforts in Asia were also reinforced by the opening in Beijing in early 2003 of a Service Assurance sales and support services office for the Asian region and the formation of Spirent DM, a partnership with two local companies, to facilitate the development of service assurance products for the Chinese market.

        The strategic objective of our Communications group continues to be to establish a leadership position as a provider of innovative performance analysis and service assurance solutions to enable customers to develop, deploy and assure next-generation network equipment and services worldwide more economically and efficiently.

  Markets

        The market for our Communications group's performance analysis products comprises three major worldwide customer groups:

  •
  communications network and terminal equipment manufacturers;

  •
  communications and Internet network service providers; and

  •
  major enterprise end-users and government departments.

        Our communications test products are targeted at the research and development facilities of equipment manufacturers where they are used to develop and test new network equipment products and technologies. Our products are also used by network service providers and major enterprise end-users, such as large financial institutions, and government departments to evaluate networking equipment, compare products from multiple vendors effectively, ensure performance meets the levels claimed and assess interoperability with existing network elements.

        The worldwide market for service assurance systems includes both network management software and test equipment hardware. Service assurance typically includes network testing, fault isolation, alarm surveillance, and monitoring the quality and level of service provided. Spirent is one of the world's largest providers of service assurance systems and has a leading position in DSL and private line service assurance in the North American market.

  Products

        Products from our Communications group's Performance Analysis division can simulate entire communications networks, generating simulated voice and/or data traffic and analyzing network performance under normal and faulty conditions. They are used in applications including product development, design verification, quality assurance, production testing and network installation and maintenance. This enables customers to test and analyze their equipment or service under various operating conditions, to help ensure their functionality, quality and reliability.

        Our Performance Analysis division is focused on key next-generation technologies and markets such as Gigabit and 10-Gigabit Ethernet in the access and metro networks, voice over Internet Protocol (VoIP), Internet Protocol version 6 (IPv6), Internet infrastructure and security testing, storage area networks, position location testing and 3G wireless. Our investments in these areas resulted in numerous new products and enhancements to existing product lines being launched during 2002 including the first end-to-end performance analysis and radio frequency channel emulation system for the wireless Local Area Network (LAN) market, a fully automated system for testing WCDMA mobile handsets, a system for the analysis of Internet infrastructures simultaneously from the physical layer to the application layer, and a test system for storage area networks. Spirent is especially active in the 10-Gigabit Ethernet and IPv6 segments which respectively aim to ease bottlenecks in broadband metro and access networks and provide higher levels of security and broader address space for the next phase of the Internet.

        During 2002 we strengthened our position in wireless testing particularly for next-generation wireless technologies including CDMA-2000 and WCDMA. We successfully introduced new systems that provide automated conformance, network emulation and position location testing for CDMA-2000 mobile handsets. We also expanded our 3G wireless portfolio through the acquisition of a WCDMA base station emulator product line during the year which has brought us important capabilities in WCDMA technology.

        We further addressed the testing and performance analysis needs of users and providers of Internet and security applications in 2002 with the Avalanche™ and Reflector™ products acquired through Caw. With these systems customers are able to generate large amounts of Internet traffic in the laboratory to stress test network equipment and actual website or security applications to ensure their robustness.

        Our Service Assurance division provides network monitoring, operations support systems (OSS), remote test probes, consulting and technical services for some of the world's largest providers of communications services including private line, DSL, wireless, optical and managed IP services. Our systems assist service providers in cutting their operational costs by automating their network monitoring and service assurance processes and are therefore important to our customers in the current difficult market conditions.

        During 2002 we continued to provide service assurance systems to the US incumbent local exchange carriers, particularly for private line and DSL services. The year saw the initial large-scale deployment of the CenterOp platforms, Sentry™ and Perform™, for fault and performance management. In the wireless space our service assurance systems provide centralized remote test and performance monitoring for the core, or land side, of mobile networks. An important driver for the acceptance of our systems is their ability to measure the performance of, or interoperate with, a wide range of network elements and other OSS. In 2002 we advanced our certification program and now have interoperability with network elements and OSS from a broad range of leading suppliers worldwide.

  Competition

        The markets for performance analysis and service assurance systems are highly fragmented and competitive. Among the more significant competitors of our Performance Analysis division are Acterna Corporation, Agilent Technologies, Inc., Ixia and Network Associates, Inc., as well as the internal development of communications test equipment by network equipment manufacturers. Competitors in our service assurance sector include Acterna Corporation, Agilent Technologies, Inc., Micromuse Inc., Telcordia Technologies Inc., and Tollgrade Communications, Inc.

        We believe we compete effectively in these markets and that our key competitive advantages are our close relationships with customers, our breadth of industry-leading products, our focus on being first-to-market, our recruitment and retention of top engineering talent, and our technological expertise in high-speed digital, wireline and wireless technologies.

  Customers

        Our Performance Analysis division's customer base includes leading network equipment manufacturers, communications and network service providers and enterprise end-users worldwide. Orders typically have a short lead time.

        Equipment and chipset manufacturer customers include Alcatel, Cisco Systems, Inc., Foundry Networks, Inc., Motorola, Inc., Nortel Networks Corporation, NTT Group, QUALCOMM Incorporated and 3Com Corporation. We also sell to both the evaluation laboratories and the operations departments of service provider customers including AT&T Corp., BT Group plc, and Cable & Wireless plc. End-user customers are typically large network users and web application providers with their own product evaluation labs. This category includes civilian organizations and defense agencies, including Accenture Ltd, Aetna Inc., Bank of America Corporation, The Boeing Company, eBay Inc., IBM, Microsoft Corporation and the US Army.

        Our Service Assurance division's traditional customer focus has been on North American service providers. We have significant service assurance installations in nearly every top-tier service provider in North America, including BellSouth Corporation, Qwest Communications International Inc., SBC Communications Inc., Sprint FON Group and Verizon Communications Inc. Each of these accounts represents a long-term multi-level customer relationship, with lengthy selling cycles and long-term commitments by both parties. Wireless service providers also present important market opportunities and customers include AT&T Wireless Services, Inc., Nextel Communications, Inc., Sprint PCS Group, T-Mobile USA and Verizon Wireless. Spirent systems are now used by seven of the top ten mobile service providers in the United States.

        The Communications group has made progress in international markets over the recent years particularly with its Performance Analysis systems. Our Service Assurance sales are largely all within North America, but we continue to pursue opportunities in Europe and Asia.

   Sales, Marketing and Support

        Our Performance Analysis division has a worldwide sales force operating from offices throughout North America, Europe and Asia. In 2002 we established direct sales and support offices in multiple locations in China. Where appropriate, we sell our products directly to customers, particularly in North America and some European and Asian countries. We also, however, have a strong network of international distributors and manufacturer's representatives.

        Our Service Assurance division maintains a direct sales force operating from offices throughout North America and Europe. In early 2003 we established a sales and support services office in Beijing to serve the important Asian region.

  Manufacturing

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

        In 2002 we consolidated the manufacturing activities of several of our Performance Analysis business units into one centralized facility located in California. Additional facilities remain in New Jersey, Canada and the United Kingdom. These facilities currently comprise approximately 37,000 square feet.

        Our Service Assurance division manufactures the majority of its products in a state-of-the-art 64,000 square foot facility in Gaithersburg, Maryland. We outsource the manufacture of certain high volume products to other suppliers.

Network Products Group

        Our Network Products group provides innovative solutions for fastening, identifying, insulating, organizing, routing and connectivity that add value to electrical and communication networks in a wide range of applications marketed under the HellermannTyton name worldwide. Our main activity is the design and manufacture of a broad range of high-grade nylon ties, clips, channels and fixings for fastening cables and wires in electrical, communications, automotive, industrial equipment, aerospace and construction applications. We also produce products with value-added identification and security features such as standard cable markers, application tailored labels, printed customized markers and tags, tamper-evident fixings, security seals and printed ties for clinical waste. Our heatshrink insulation, convoluted tubing and cable covering products provide insulation and physical protection for wires and cables. We are a market leader in systems for the automated application of cable fixings and identification printing and application systems. We also produce a range of products used in the installation of local area and wide area communication networks such as raceways, ducting, racks, patch panels and modular jacks. Our 'Network Sciences' structured cabling system includes GigaBand Category 6 and MegaBand Category 5e systems with performance which far exceeds the required standards.

        While global vehicle production was broadly flat in 2002 the trend towards increasing electronic/electrical systems content and lighter vehicles requiring increased use of plastics has provided underlying market growth. As a result we have been able to increase our penetration with vehicle manufacturers, their first tier suppliers and major vehicle cable harness manufacturers worldwide. Our sales in the US heavy vehicles market recovered in 2002 after a significant market downturn in 2001.

Due to our product quality and innovation we have 'preferred supplier' status with several important automotive manufacturers and tier one suppliers worldwide.

        The market for our broadband products (used in wide area networks to route and organize fiber optic cables in large telephone exchanges and outside plant) and structured cabling products (used in local area networks to provide network connectivity) remained very weak in both the United States and the United Kingdom throughout 2002 due to the depressed conditions in the telecoms market and reductions in enterprise IT spending.

        Despite a generally weak global economy in 2002 we increased our penetration with distributors, wholesalers and catalogue houses that sell a broad range of our products worldwide. The major contract we signed with the UK's Royal Mail during the year to provide ties for mail sacks has commenced well with 60% of all orders now being placed using an XML e-procurement system.

        The mission of the Network Products group is to provide innovative solutions with customer satisfaction as our first priority. We aspire, through global leadership and quality products that add value to electrical and communication networks, to be the customers' partner of choice. We aim to achieve world class operational excellence for the benefit of our customers, our employees and the interaction of our business with the environment.

Markets

        Our Network Products group serves customers in a broad spectrum of industries throughout the world. We serve five principal markets: automotive; data and voice networks; commercial and public sector construction; electrical and electronic goods; and mass transit, aerospace and defense.

Products

  •
  Fixings.  Our fixing products provide fastening solutions for bundling, securing and fixing wires, cables, pipes, hoses and components including, where conditions and applications demand, exceptional performance and reliability. Our range of fixing products includes cable ties, clips and fasteners in a wide range of materials, designs and colors to meet a wide range of application needs, including outdoor, chemical resistant, flame resistant, high temperature, vibration proof and offshore. Our fixing products also include proprietary tools marketed under the 'Autotool' name to meet varied requirements from hand-assembled cable harness production to fully-automated manufacturing systems. These precision-engineered tools are available in manual, power-assisted and automated versions. Our Autotool range was expanded in the year with the introduction of two major new models: the AT2060 for fixings and the ALA for identification. We now have a large installed base of Autotool and printing systems at customer sites worldwide and our contracts to supply the associated cable ties and identification labels and markers represent a valuable source of continuing business for the Network Products group

  •
  Connectivity, routing and organizing.  We offer a range of products for routing, organizing, connecting, protecting and accessing copper and fiber optic cables for power, voice and data. Our 'Network Sciences' range of structured cabling systems and associated components includes GigaBand Category 6 and MegaBand Category 5e systems which are used in a LAN environment within buildings. The range includes the panels, outlets, adapters and enclosures necessary to provide interconnection within a network with extensive applications in building. Our fiber optic management systems comprise proprietary enclosures and fiber management components for both underground and above ground application. We also offer ducting systems in solid, standard, slotted and high-density slotted channel formats.

  •
  Insulation and protection.  Our insulation and protection products provide electrical insulation and physical protection for wires and cables against mechanical damage, humidity and other environmental hazards. The group's products include heatshrink shapes for high specification requirements for low and medium voltage application, and convoluted tubing and spiral binding for routing and protecting wire harness assemblies.

  •
  Identification.  We supply a wide range of identification products for marking electrical and electronic systems, components and cables.

Competition

        The market addressed by our Network Products group is highly competitive. We believe we compete effectively on the basis of product quality and performance against specification, breadth and availability of product range, pricing, global customer service and support (with global support being particularly important in the automotive industry), product innovation, and certification, accreditation and standards compliance.

        Our principal competitors in our served markets are:

  •
  Fixings products—Illinois Tool Works Inc. (ITW); Kai Suh Suh Enterprise Co., Ltd. (KSS) of Taiwan; Panduit Corp.; A Raymond Group of France; Thomas & Betts Corporation and TRW Automotive Inc.

  •
  Connectivity, routing and organizing—Avaya Inc.; Brand-Rex, a subsidiary of Novar plc; Legrand; Molex Inc.; Panduit Corp.; The Siemon Company; Thomas & Betts Corporation; 3M Company and Tyco Electronics Corporation. There are also a number of smaller more regionally focused players competing in this market.

  •
  Insulation and protection—Tyco Electronics Corporation and several other smaller players.

  •
  Identification—Brady Corporation; Legrand; Panduit Corp. and Tyco Electronics Corporation.

Customers

        The Network Products group has a global base of several thousand customers, with many customers present in multiple geographic markets. Customers are principally equipment and automotive manufacturers, subsystem suppliers, and systems/component suppliers, installers, wholesalers, expeditors and specialist and catalogue distributors.

        No single customer accounts for a significant portion of the Network Products group's turnover. Repeat business, however, is important to the group and established relationships play an important role in many of the served markets.

Sales, Marketing and Support

        Sales are either made directly to end users or through third parties such as wholesalers, expeditors or distributors. We focus marketing and sales efforts on the end-user application independent of where the eventual customer may source the products. Our sales channels depend on the nature of the products and the requirements of the customer as well as the established practices and infrastructure in the different regional markets in which the business operates.

Manufacturing

        Our Network Products group has major manufacturing sites in the United States, United Kingdom and Germany and a significant presence in Japan through a joint venture operating under the HellermannTyton brand. In addition, the group has strategic manufacturing sites in a further six countries around the globe. During 2002 we successfully completed the move into our new production and distribution facility in Jundaí, Brazil without any interruption to customer service. We also increased the range of products being manufactured at the Wuxi, China facility after increasing the production space last year. The sites together have approximately a million square feet of manufacturing and distribution space. Labor-intensive products are manufactured in lower-cost locations where practical. Nearly all of our sites are certified to appropriate global automotive industry quality standards. Our Network Products group derives about 25% of its turnover from products which are manufactured by third parties.

Systems Group

        Our Systems group now comprises two businesses which develop, manufacture and sell integrated systems for the power controls market and the aerospace market. Our systems typically combine hardware, software and high levels of customer service and support. In April 2002 we sold our aerospace component businesses for a net consideration of £37.6 million which comprised a number of subsidiaries in the United Kingdom and the United States which manufactured a range of aerospace hardware products including cockpit voice recorders, flight data retrieval systems and in-flight fire detection systems. The divestments of Switching Systems International Inc, a power management business, and Monitor Labs Incorporated, an environmental monitoring business, from our Systems group were also completed during 2002 for a net cash consideration of £18.0 million.

  Power controls business

        Our power controls business develops and manufactures electronic control systems for specialist electrically powered vehicles in the healthcare sector, such as powered wheelchairs and mobility scooters, and the small industrial vehicles sector, such as floor cleaning vehicles and access platforms. All of these systems enable the user to control the power, speed and other functions of these electrically powered vehicles.

        Our strategy for the power controls business is to continue to develop strong positions as a focused supplier of systems that add significant value to the performance of our customers' products. In particular, we have built our market leadership position in our key healthcare mobility market largely as a result of our innovative design approach. We have now begun to exploit our technology in other related markets, particularly specialty electrically powered industrial vehicles.

  Markets

        Our power controls activities serve two principal customer groups. These are manufacturers of healthcare mobility equipment and equipment manufacturers making specialist battery powered electric vehicles.

  Products

        Our innovative designs for power control devices for wheelchairs and mobility scooters offer exceptional ease-of-use, cost-effectiveness and features, making them adaptable to a wide variety of manufacturers' requirements. During 2002 we launched the VSI power control system for wheelchairs and a competitively priced mobility scooter controller, the S-Drive. We are now expanding our product range into specialist controllers for industrial applications and have had initial success in penetrating this market with the multi-functional TRIOTM product.

        We believe that ongoing research and development focused on developing new products and enhancing existing products, involving both software and hardware, is critical to the success of our business. Our research and development activities in this business are primarily directed towards extending product capabilities and improving the performance and ease-of-use of our products.

   Competition

        The market for power control products is highly competitive and we believe we compete effectively on the basis of important factors such as strong customer relationships, the ability to respond to customer requirements with appropriate design and application engineering capabilities, short time to market, product quality and reliability, pricing, and an understanding of the standards and legislative environment of served industries, particularly with respect to medical products.

        In the healthcare vehicle markets we consider our main competitors to be Dynamic Controls Limited and Curtis Instruments, Inc. We are establishing ourselves in the industrial market, where there is competition from Curtis Instruments, Inc., Tech/Ops Sevcon, Inc. and ZAPI group S.p.a.

        We also face potential competition from our customers who may choose to manufacture their own supplies and from equipment manufacturers who may choose to compete in the market.

  Customers

        We have a broad customer base comprised mainly of healthcare equipment manufacturers worldwide. Major customers include Pride Mobility Products Corp. and Sunrise Medical Inc. For industrial equipment, major customers include JLG Industries, Inc.

  Sales, Marketing and Support

        Our products are sold through a direct sales force. At December 31, 2002, we had sales support personnel based in the United States, the United Kingdom and the Far East and we continue to have personnel in all of these locations.

  Manufacturing

        Our devices are designed and manufactured in the United Kingdom.

  Aerospace business

        Our aerospace business supports aircraft operators, both military and civil, with a range of information management products, combining both hardware and software, to enable the operators to improve their efficiency while improving flight safety. Software products such as GRAF™, Vision, GOLD™ and AuRA™ help to improve the safety and efficiency of aircraft maintenance, repair and overhaul by providing timely and effective management information from the large volumes of data which are generated, monitored and recorded during the routine operation and servicing of aircraft. Our ReVision software is targeted at improving the efficiency of pilot training.

        Our aerospace hardware products are used to acquire and process data and to display or transmit information onboard the aircraft. Products such as our airborne file servers, electronic flight bags, pilot access terminals and maintenance access terminals provide platforms for our flight operations and airborne maintenance software applications. We also supply a range of instruments displays for use on the flight deck and display systems for use by passengers.

        Our strategic objective is to be a leader in integrated information management products for the aerospace industry.

  Markets

        The market for our aerospace products comprises three major customer groups: commercial airlines; military aircraft operators (airforce, army and navy); and airframe manufacturers of rotary and fixed wing aircraft.

        Many of our products are upgrade items for in-service aircraft and as such civil airlines or military aircraft operators are typically our primary customers. Airframe manufacturers, as well as being customers for our electronics products, form a significant part of our maintenance software customer base. Aerospace equipment manufacturers, such as engine or avionics suppliers, frequently have considerable repair and overhaul operations and thus form part of our maintenance software customer base.

  Products

        Our aerospace business has developed a range of integrated solutions that allow airlines and airforces to improve their safety, operational efficiencies, customer service and mission effectiveness. Our aerospace activities primarily focus on three areas: electronics; applications software; and integrated solutions.

  •
  Electronics.  Electronic products include airborne computer information systems including file servers that host networked software applications, display terminals for use by pilots and cabin crew and engine instrument displays.

  •
  Applications software.  Our integrated maintenance software, GOLD™ and AuRA™, enable the management of MRO processes in both military and commercial environments. Our proprietary flight data replay and analysis software, GRAF™ and Vision, enables safety and performance trends to be quickly assessed and displayed so that corrective action may be taken. Our proprietary training software, ReVision, records information throughout simulator training sessions and enables comprehensive debriefing sessions to take place at workstations that are remote from the simulator.

  •
  Integrated solutions.  Our AIS unit offers products which combine our electronics hardware and applications software into integrated systems tailored to customers needs.

  Competition

        The markets for our aerospace products are highly competitive. We believe we compete effectively, particularly through our understanding of the key issues facing aviation customers, our breadth of product offering, and our competence and reputation in the aerospace industry.

        Although we believe we have no direct competitors competing across our full range of capabilities, we face competition from several sources. Our hardware electronics activities face competition from established avionics companies, including Honeywell International Inc., Rockwell Collins, Inc., Smiths Group plc, Teledyne Technologies Incorporated and Universal Avionics Systems Corporation. Our MRO software activities face competition from:

  •
  enterprise resource planning suppliers, principally IFS AB (including IFS Defence Ltd), Oracle Corporation and SAP Corporation;

  •
  smaller software competitors with MRO offerings, including Software Solutions Unlimited, Inc., TRAX USA Corporation, Avexus Inc., VISaer, Inc., AeroInfo Systems Inc., Mxi Technologies Ltd. and Western Data Systems (now part of Manugistics Group, Inc.); and

  •
  legacy maintenance management systems offerings, including Sabre Holdings Corporation (Maxi-Merlin) and SITA (René Perez and Associates).

        Our aviation information software solutions face competition from organizations such as The Boeing Company, Airbus S.A.S. and Aircraft Management Technologies Limited.

   Customers

        Leading commercial aircraft operators, national defense organizations and manufacturers of aircraft and aircraft systems use our aerospace products. Our customers include The Boeing Company, FedEx Corporation, the Ministry of Defense, Northwest Airlines Corporation, Lockheed Martin Corporation, Qantas Airways Limited, Singapore Airlines Limited, Continental Airlines, Inc., Southwest Airlines Co., JetBlue Airways Corporation, the US Airforce and the US Navy.

  Sales, Marketing and Support

        Our aerospace products are sold either through a direct sales force or through distributors, depending on the geographic region and the preferences of the markets being served. At December 31, 2002, we had sales support personnel based in the United States, the United Kingdom and Singapore and we continue to have personnel in all of these locations. The sales process for one of our larger aerospace systems typically takes six to twelve months from the start of discussions with a prospective customer to the placing of a contract.

  Manufacturing

        Our aerospace activities have facilities in San Diego, Wichita and Minneapolis in the United States, in Ottawa, Canada and in West Drayton and Yeovil in the United Kingdom. We use these facilities both for software development and manufacturing, although we contract out to third parties some of our manufacturing for hardware.

        The products we sell to the aerospace industry must meet standards and certifications requirements set by regulatory agencies such as the US Federal Aviation Authority, the UK Civil Aviation Authority and the European Joint Aviation Authority, as well as those prescribed by aerospace manufacturers. We are constantly monitoring these standards to ensure our continued compliance.

Organizational Structure

        Spirent plc is the ultimate parent company of our Group. We conduct our operations through various subsidiaries and trading divisions. Although this is our legal structure, this does not necessarily coincide with our organizational or management structure. The following is a list of our significant subsidiaries, trading divisions, joint ventures and associates as at December 31, 2002. We have not listed below other subsidiaries that are less significant.

	Country of Incorporation	Percentage held at December 31, 2002
Communications
Performance Analysis division
Caw Networks, Inc	Delaware, USA	100
Spirent Communications (Scotland) Ltd*	England	100
Spirent Communications Inc:	Delaware, USA	100
Calabasas, California, USA
Honolulu, Hawaii, USA
Sunnyvale, California, USA
Eatontown, New Jersey, USA
Spirent Communications of Ottawa Ltd	Canada	100
Spirent Communications (SW) Ltd*	England	100
Service Assurance division
Spirent Communications of Rockville, Inc.	Delaware, USA	100
Spirent Communications Ltd*	England	100
Network Products
Trading divisions of Spirent plc: HellermannTyton: Aldridge, West Midlands, UK Plymouth, Devon, UK Wythenshawe, Manchester, UK
HellermannTyton (Pty) Ltd	South Africa	90
HellermannTyton S.A.	France	100
HellermannTyton AB	Sweden	100
HellermannTyton GmbH	Austria	100
HellermannTyton GmbH	Germany	100
HellermannTyton Ltda	Brazil	100
HellermannTyton Pte Ltd	Singapore	75
HellermannTyton Data Ltd* [nc_cad,217]	England	90
HellermannTyton Corporation	Delaware, USA	97
Tyton Company of Japan Ltd* (Associate)	Japan	49
Systems
PG Drives Technology Ltd	England	100
PG Drives Technology Inc	Delaware, USA	100
Spirent Systems San Diego Inc	Delaware, USA	100
Spirent Systems Wichita Inc	Delaware, USA	100
WPDS Software Ltd*	England	100
The Flight Data Company Ltd	England	100
Spirent Systems (Ottawa) Ltd	Canada	100

Financial
Spirent BV	The Netherlands	100
Spirent GmbH	Germany	100
Spirent Holdings Corporation	Delaware, USA	100
Interconnection Joint Venture[nc_cad,217]
WAGO Contact SA	Switzerland	51
WAGO Kontakttechnik GmbH	Germany	51

        The above companies operate and are incorporated in the countries listed. All shareholdings in the companies are held indirectly by Spirent plc, except where indicated by an asterisk (*) where the shareholding is held directly by Spirent plc. The percentage held reflects the proportion of shares controlled and not the beneficial interest.

        [nc_cad,217] Our holding in HellermannTyton Data Ltd increased from 90% to 100% in April 2003. We completed the disposal of our interests in the WAGO joint venture in April 2003.

Properties and Facilities

        The following facilities, all of which are leased, are individually material to the business of our group as a whole:

  •
  26750 Agoura Road, Calabasas, California, U.S.A.;

  •
  15200 Omega Drive, Rockville, Maryland, U.S.A.; and

  •
  630 East Diamond Avenue, Gaithersburg, Maryland, U.S.A.

Intellectual Property

        We believe that our patents and applications have value. However, in general no single patent is in itself material to our business as a whole, although the patent portfolios of our Communications and Network Products groups are somewhat important to the businesses of those groups. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer.

Materials

        Because of the diversity of our group, we purchase raw materials and components from a wide range of suppliers. We are not dependent on any single supplier. Prices fluctuate for certain raw commodities used by our Network Products group, particularly Nylon 66, PVC and copper. Although we believe that our relationships with our suppliers for these commodity materials are relatively secure, the prices we have to pay for these raw materials may increase. In addition, certain suppliers of electronic components used by several of our businesses use a quota system to allocate sales of their products when demand exceeds supply. When quotas are in effect, we may not be able to purchase at an acceptable cost as many components as we require to manufacture our products.

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

Enforcement of Civil Liabilities

        We are a public limited company incorporated under the laws of England and Wales. Our registered office is Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom. The majority of our directors and executive officers are residents of countries other than the United States. All or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you:

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2002 and the results of operations for the years ended December 31, 2002, 2001 and 2000. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this annual report. You should also read the description of our business included in "Item 4. Information on the Company."

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

Overview

        We are an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance and service assurance systems for next-generation network technologies. Spirent's solutions enable our customers to develop and deploy network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organizing, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the power controls and aerospace markets.

        Turnover of £558.9 million and operating profit before goodwill amortization and exceptional items of £50.5 million were 30% and 55% below our results for 2001, respectively, but all our groups generated operating profit and cash in 2002. A drop in the capital expenditure by US network service providers during the third quarter of 2002 reduced the performance of our Communications group. This fall in revenues led us to realign our cost base, involving an 11% reduction in workforce, reorganization of our operations and reductions in discretionary spending.

        Following the deterioration in trading, goodwill impairment has been charged at the year-end. The total charge reported is £923.3 million and is principally in relation to our Communications group.

        Operating cash flow of £76.9 million was 46% down on the previous year of £141.2 million.

        On March 12, 2003 we announced the divestment of our interests in WAGO to our joint venture partners for net cash proceeds of £59.5 million. The divestment was approved by shareholders on March 31, 2003 and completed on April 4, 2003.

        To provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants related to our senior unsecured loan notes and our syndicated bank facility, amendments to the terms of the loan notes and the syndicated bank facility were agreed. These amendments were conditional on the completion of the divestment of WAGO and use of the net proceeds to partially pre-pay the loan notes together with an associated contractual make-whole amount.

        These revised terms took effect on completion of the divestment of WAGO on April 4, 2003, at which time £47.0 million of the loan notes were repaid together with an associated contractual make-whole amount of £12.5 million. (See "Liquidity and Capital Resources" in Item 5 below and "Material Contracts" in Item 10 below for a more detailed discussion of the revised terms.)

Acquisitions and Disposals

Acquisitions

        Acquisitions and disposals are discussed in "Item 4. Information on the Company" and in Notes 34 and 35 of Notes to the Financial Statements.

        There were three acquisitions in the year ended December 31, 2002 for a total cash cost of £49.2 million.

        In July 2002 we invested £16.4 million in the acquisition of certain assets of the remote special services test product line of Anritsu Company US.

        In August 2002 we acquired the remaining, then, 85% not already owned by the Group, of Caw for an initial consideration including expenses of £26.7 million in cash and the roll-over of outstanding options and shares under the previous Caw employee stock plan. Contingent consideration of up to $60 million in value, expected to be satisfied by way of shares, is payable dependent on certain performance criteria being achieved by Caw for the year ended December 31, 2003.

        In September 2002 we acquired a product line and certain intellectual property rights from UbiNetics for a cash consideration of £6.1 million including expenses.

Disposals

        In April 2002 we sold our aerospace component businesses from within our Systems group to Curtiss-Wright Corporation for a cash consideration of $60 million (£37.6 million including expenses). During 2002 two other smaller businesses were sold from within the Systems group for a combined total consideration of £18.0 million.

Recent developments

        On March 12, 2003 we announced the divestment of our interests in WAGO to our joint venture partners. The divestment was completed on April 4, 2003 with net proceeds received of £59.5 million. The net proceeds from the divestment have been used to pre-pay $73.8 million (£47.0 million) of the loan notes and pay an associated contractual make-whole amount of £12.5 million.

        To provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of the loan notes and syndicated bank facility have been agreed. These amendments include restrictions on dividend payments and restrictions on acquisitions and disposals. These amendments are discussed in more detail in "Liquidity and Capital Resources" in Item 5 below and in "Material Contracts" in Item 10 below.

        Following the application of the net proceeds from the divestment of WAGO, $144.2 million of loan notes will remain outstanding with unchanged maturities, $6.4 million matures in 2006 and $137.8 million in 2009. The applicable interest rate will be increased to a weighted average of 9.45%, which will decrease if certain financial requirements are satisfied. (See "Liquidity and Capital Resources" in Item 5 below for a more detailed discussion of the new financial requirements).

        At the Annual General Meeting of shareholders held on May 20, 2003, we stated that "Spirent's trading performance in the first quarter of 2003 has been in line with expectations against a background of continuing tough conditions in the telecoms sector, with all our operating groups profitable and cash generative.

        "As part of our ongoing control of costs we have implemented further cost reductions in the Communications group which are expected to deliver annualized savings of £5.0 million at an exceptional cost of £1.0 million in cash. In addition we have exited from our under-performing optical test activities at an exceptional cost of £3.0 million, of which £2.4 million is in cash. Optical test sales were £0.7 million in the year to December 31, 2002.

        "Net debt at the end of April 2003 reduced to £103.0 million, compared with £161.8 million at December 31, 2002, following completion of the divestment of our interests in WAGO, our interconnection joint venture.

        "Difficult trading conditions continue to be experienced by our Communications group with many of our key customers maintaining a short-term outlook in respect of the timing of capital spending and we expect this to continue throughout 2003. We believe that the longer term outlook for our products and services remains positive with future opportunities being created by the continuing strong underlying growth in data traffic and the development of next-generation networks worldwide."

Results of Operations

        Reported turnover was £558.9 million and operating profit before goodwill amortization and exceptional items was £50.5 million. Turnover from ongoing businesses was £533.9 million and operating profit was £49.2 million, down 18% and 50%, respectively, compared with 2001 due to the reduced performance of our Communications group. Levels of activity in the Communications group in the first half of 2002 were in line with those seen in the second half of 2001. During the third quarter of 2002, however, we saw a marked reduction in activity, particularly in the Service Assurance division, following the announcements by many of our major customers that they were further cutting their capital expenditure budgets.

        The fall in revenues in our Communications group led us to realign our cost base in the fourth quarter of 2002. This involved an 11% reduction in workforce, reorganization of our operations and reductions in discretionary spending within the Communications group.

        The effects of currency translation were to reduce reported turnover by £18.4 million and reported operating profit by £1.6 million compared to 2001.

        As a result of the drop in turnover in our Communications group and with the cost saving actions only becoming effective in the fourth quarter, return on sales for the Group declined to 9.0% 5.1 percentage points below 2001. The Network Products group, however, maintained a return of 9.1% and returns in the Systems group improved over 2001 benefiting from the restructuring in the aerospace business and growth in power controls.

        In 2002 North America accounted for 66% of turnover by source from ongoing businesses (2001 73%) at £350.2 million compared with £472.0 million in 2001. Europe accounted for 28% of turnover by source for ongoing businesses (2001 23%).

        By market, turnover was reduced in absolute terms in Europe and North America but there was marginal growth in Asia where turnover increased from 13% to 16% of the total.

        Turnover and operating profit within our Communications group was much reduced from 2001 at £315.4 million (2001 £430.6 million) and £30.8 million (2001 £83.4 million), respectively. The Communications group comprised 59% (2001 66%) of Group turnover from ongoing businesses.

        Turnover for the Performance Analysis division was £187.1 million (2001 £245.5 million) and operating profit £9.4 million (2001 £38.7 million). For the Service Assurance division turnover was £128.3 million (2001 £185.1 million) and operating profit £21.4 million (2001 £44.7 million).

        The Performance Analysis division achieved a stable order intake rate of approximately £50 million per quarter in the first half of 2002 but this dropped to £42 million in the third quarter. Order intake recovered in the fourth quarter to £50 million. The Service Assurance division's order book closed the year at £37 million compared with £31 million at the end of the third quarter and £73 million at the end of 2001, reflecting customers' changing order patterns and reduction in capital expenditure over the year.

        Our Network Products and Systems groups delivered more stable performances in the year. These businesses supply a broad range of industries and therefore have provided some protection from the volatile conditions in the telecoms market. The Network Products group contributed turnover of £164.7 million (2001 £170.4 million), being 31% (2001 26%) of the Group's turnover from ongoing businesses, and the Systems group contributed £53.8 million (£48.6 million), being 10% (2001 7%).

        Reported loss before taxation for the Group was £1,053.1 million (2001 loss £730.7 million) after charging exceptional items of £1,043.4 million (2001 £745.0 million) giving a basic loss per share of 117.12 pence (2001 loss 83.43 pence). Headline earnings per share were 3.40 pence (2001 7.76 pence).

        Operating exceptional charges were £964.9 million and include a goodwill impairment charge of £923.3 million. Following the deterioration in trading, goodwill impairment has been charged at the year end. The total charge of £923.3 million is principally in relation to our Communications group. In line with best practice this charge includes £87.0 million in respect of goodwill previously charged to reserves. The remaining goodwill carrying value is £113.6 million and it is expected that the goodwill amortization charge will be approximately £10.0 million in 2003.

        Other operating exceptional items charged as a result of the cost saving actions taken in 2002 include restructuring costs of £8.6 million in respect of redundancy payments and other costs incurred in the restructuring of the business, provisions of £20.2 million in relation to our continuing obligations under vacated leases, £4.4 million for stocks in excess of twelve months' usage and £3.6 million in relation to the write-down of the value of certain tangible fixed assets. Acquisition retention bonuses of £4.8 million have also been charged as an exceptional item in 2002.

        Non-operating exceptional charges were £78.5 million and comprise a net loss of £48.4 million reported on the divestments from within the Systems group and a charge of £30.1 million to write down the investment in own shares held in the Employee Share Ownership Trust to market value at December 31, 2002.

        Operating cash generation for 2002 was £76.9 million compared with £141.2 million in 2001. Despite the lower levels of trading we were able to generate £36.4 million of free cash flow, defined as cash flow before acquisitions and disposals, equity dividends and financing, compared with £40.4 million in 2001. This was achieved after investing £77.7 million (2001 £95.9 million) in product development representing 14% of turnover up from 12% in 2001. Free cash flow was down by only £4.0 million despite a fall of £64.3 million in cash flow from operating activities. Net borrowings were reduced to £161.8 million (2001 £179.1 million) at December 31, 2002.

        We announced on March 12, 2003 the divestment of our interests in WAGO to our joint venture partners for net cash proceeds of £59.5 million. This divestment was subject to shareholder approval, which was obtained at the Extraordinary General Meeting held on March 31, 2003. WAGO was not considered to be a core business of the Group and did not materially contribute to the Group's cash flow. The divestment was completed on April 4, 2003 and the proceeds were used to reduce debt.

        At December 31, 2002 we continued to be in compliance with our borrowing covenants but in order to increase the level of headroom available under certain of our financial covenants we renegotiated our borrowing terms. These revised terms became effective on completion of the divestment of WAGO on April 4, 2003 (see "Liquidity and Capital Resources" in Item 5 below and "Material Contracts" in Item 10 below for a more detailed discussion of the revised terms).

   Turnover

        Our revenues, which we refer to as turnover, are derived from:

  •
  communications performance analysis and service assurance systems;

  •
  products, systems and solutions for the management of cables, wires and sub-assemblies;

  •
  hardware and software systems for the aerospace market and power control devices for use in specialized electrically powered vehicles; and

  •
  temperature, humidity, pressure and gas sensing products until the disposal of Sensing Solutions in November 2001.

        Turnover is generally recognized upon shipment of the product unless there are significant post-delivery obligations or collection is not considered probable at the time of sale. When significant post-delivery obligations exist, turnover is deferred until such obligations are fulfilled. Turnover from service obligations is deferred and generally recognized ratably over the period of the obligation.

        During the year ended December 31, 2002 turnover by source for ongoing businesses in Europe was 28% (2001 23%), of which the United Kingdom comprised 12% (2001 10%), and in North America 66% (2001 73%). This reflects the reduction in turnover in North America following the deterioration seen in our Communications group which is predominantly North American based. The proportion of turnover generated in North America is expected to remain at these levels in the near term.

        No single customer accounted for more than 10% of total turnover in any of the three years in the period ended December 31, 2002.

  Cost of sales

        Cost of sales is comprised of direct costs associated with product sales including product development and all attributable overheads. Of our three operating groups, our Communications group has typically experienced the lowest cost of sales as a percentage of turnover and has consequently earned the highest margins.

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

  Income from interest in joint venture

        This represents our share of operating profit from our WAGO joint venture which was sold in April 2003.

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

Critical Accounting Policies

        The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Spirent. To aid in that understanding, management has identified Spirent's 'critical accounting policies'. These policies are considered "critical" because they have the potential to have a material impact on Spirent's financial statements, and because they require judgments and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

  Goodwill

        Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. US GAAP requires that goodwill is reviewed at least annually for impairment.

        The deterioration in trading in the second half of 2002 in the telecommunications market together with the significant fall in the Spirent share price have necessitated a further review of our businesses for impairment. This review has resulted in impairment losses of £923.3 million being recognized during 2002. A similar impairment loss of £724.6 million was recognized in 2001. These losses are the aggregate from the impairment reviews of each individual income generating unit and are determined in accordance with Financial Reporting Standard 11 ("FRS 11") "Impairment of Fixed Assets and Goodwill". The impairment loss restates the asset to value in use using estimated cash flows which include assumptions on future growth rates, margins, product development spend and other expenditure in these businesses. The resulting cash flows have been discounted at pre-tax discount rates of between 15 and 20%, which are considered appropriate to those businesses based on their perceived risk compared to Spirent's weighted average cost of capital.

        In addition, independent valuations were obtained for the purpose of impairment reviews in accordance with US GAAP to determine the fair value of the businesses and any necessary impairment charges. These valuations were based on management's estimates of the future cash flows of the businesses and have been considered in determining the fair values of the businesses.

        The impairment reviews for UK and US GAAP have been performed using a number of assumptions which management considers most appropriate given the current market conditions. These assumptions underpin the cash flows upon which the calculations are performed. The discount rate applied has been chosen based on the perceived risk within each business. Given the significance of the impairments identified, varying any of these assumptions could have materially changed the impairment charge reported.

        In implementing our amortization policy various judgments and assumptions have been made in relation to the estimated useful economic lives of the goodwill concerned and its recoverability. Using a different useful economic life could materially affect the amortization charge under UK GAAP.

  Inventory and debtor provisions

        Spirent makes provisions against inventories in excess of 12 months' usage and for doubtful debts. Spirent's policy is to reserve against both excess and obsolete inventories. Inventory is assessed and reserved if in excess of 12 months' usage. Obsolete inventories are identified on an itemized basis. Debtors are reserved based on exposures on specific customer accounts and reserved as soon as that exposure is identified by management through the process of regular reviews. Use of a different policy in respect of inventory and debtors could result in materially different provisions being made.

Provisions of £4.4 million related to excess inventories in our Communications group have been classified as operating exceptional costs given their size and nature.

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

        The Group does not enter into a significant number of long-term sales contracts. Revenue and estimated profits on long-term contracts are recognized under the percentage-of-completion method of accounting. When estimates of total contract revenues and costs indicate a loss, a provision for the entire amount of the contract loss is recognized in the period in which the loss becomes evident.

        The Group does not enter into bill and hold transactions and revenue is only recognized when collectibility is probable.

  Pensions

        The Group applies the principles of Statement of Standard Accounting Practice ("SSAP") 24 for determining pension charges. Spirent operates one major defined benefit pension plan, which is in the United Kingdom. This standard requires that actuarial surpluses and deficits are spread over the average expected remaining service of plan members, being 13 years. The surplus or deficit on the one major defined benefit plan identified, is based on the last actuarial triennial valuation, which, for Spirent, was April 1, 2000, at which time a surplus was identified.

        The next actuarial valuation commenced in April 2003 and it is likely that these surpluses will have been eroded due to declining share values and reducing interest rates, which have both adversely affected funding levels. The actuarial valuation being used as a reference point for the SSAP 24 based pension charge is not current and therefore the pension charge under an updated valuation is likely to be materially different.

        In November 2000, the Accounting Standards Board ("ASB") published FRS 17 "Retirement Benefits". Under FRS 17, plan assets and liabilities are determined by, respectively, market-related values at the date of the financial statements and by discounting plan obligations using a market derived discount factor. Under FRS 17 actuarial gains and losses are recognized in full in the balance sheet with movements recognized in the statement of total recognized gains and losses. The standard is required to be fully implemented in the 2005 financial year with disclosures of the impact required from 2001. Based on FRS 17 the funding position of the plan identified at December 31, 2002 was a deficit of £41.9 million before taxation, representing a funding deficit of 32%. The Group, as permitted by FRS 17, has chosen to defer full implementation of this standard for the time being.

Deferred taxation

        The reduction in activity levels and the resulting deterioration in operating profits has necessitated a reassessment of the carrying value of £19.0 million of deferred tax assets. These assets had previously been recognized on the acquisition of businesses, on prior years' exceptional items, and on timing differences. Although we expect the assets to be recovered in full over time there is currently insufficient evidence to support the continued recognition of the deferred tax assets under FRS 19.

        The deferred tax write-off has been predicated on the current forecasts and estimates prepared by management. A change to these forecasts and estimates, given the significance of the charge, could have materially changed the deferred tax write-off and related deferred tax assets.

Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

        The previous year's presentation of segmental information has been restated to comply with current year presentation, due to the disposal of certain businesses within the Systems group. Organic change is not presented as acquisitions and disposals during the period under review as it did not have a material impact on the results of operations or the financial position.

	Year ended December 31
	2002	2001
	(£ millions)
Turnover
Continuing operations
Performance Analysis	187.1	245.5
Service Assurance	128.3	185.1

Communications	315.4	430.6
Network Products	164.7	170.4
Systems	53.8	48.6

Ongoing businesses	533.9	649.6
Divested operations
Systems	25.0	75.4
Discontinued operations
Sensing Solutions	—	76.8

	558.9	801.8

Operating Profit before Goodwill Amortization and Exceptional Items
Continuing operations
Performance Analysis	9.4	38.7
Service Assurance	21.4	44.7

Communications	30.8	83.4
Network Products	15.0	15.3
Systems	3.4	0.5

Ongoing businesses	49.2	99.2
Divested operations
Systems	1.3	5.6
Discontinued operations
Sensing Solutions	—	8.1

	50.5	112.9

  Turnover and operating profit

        Comparisons by segment are given below for ongoing businesses. Operating profit and return on sales are stated before goodwill amortization and exceptional items.

   Communications

	Year ended December 31
	2002	2001	Change
	(£ millions)%
Turnover
Performance Analysis	187.1	245.5	(24)
Service Assurance	128.3	185.1	(31)

Communications group	315.4	430.6	(27)

Operating profit before goodwill amortization and exceptional items
Performance Analysis	9.4	38.7	(76)
Service Assurance	21.4	44.7	(52)

Communications group	30.8	83.4	(63)

Return on sales before goodwill amortization and exceptional items (%)
Performance Analysis	5.0	15.8
Service Assurance	16.7	24.1
Communications group	9.8	19.4

        Throughout 2002 our major customers, the network equipment manufacturers (NEMs) and network service providers (NSPs), continued to restructure their operations in response to the significantly reduced overall market. This coupled with certain regulatory issues for our customers in the United States resulted in a reduction in spending on our products, particularly in the third quarter. By taking immediate cost-saving actions in October 2002 we were able to return to profitability in our Communications group in the fourth quarter after delivering a small loss in the third quarter.

        The Communication group's turnover was £315.4 million for the year ended December 31, 2002, compared to £430.6 million for the year ended December 31, 2001, a decrease of 27%. Operating profit was £30.8 million for the year ended December 31, 2002, compared to £83.4 million for the year ended December 31, 2001, a decrease of 63%.

        Return on sales, before goodwill amortization and exceptional items, decreased to 9.8% for the year ended December 31, 2002, compared to 19.4% for the year ended December 31, 2001. Return on sales was reduced in both divisions and the most significant reduction was seen in the Performance Analysis division where return on sales dropped to 5.0% compared with 15.8% in 2001. The Service Assurance division's return on sales reduced to 16.7% compared with 24.1% in 2001.

        During the year we maintained investment in the development of our products to ensure we continue to meet our customers needs to be both cost-efficient and cutting-edge. Product development expenditure of £66.2 million (2001 £73.0 million) represented 21% of the Communications group turnover and was invested in key areas such as Gigabit and 10-Gigabit Ethernet in the access and metro networks, VoIP, IPv6, Internet infrastructure and security testing, storage area networks and 3G wireless technologies. This investment resulted in numerous new products and enhancements to existing product lines being launched during the year including the first end-to-end performance analysis and radio frequency channel emulation system for the wireless LAN market, a fully automated system for testing WCDMA mobile handsets, a system for the analysis of Internet infrastructures simultaneously from the physical layer to the applications layer, and a test system for storage area networks.

        In the Performance Analysis division turnover fell in 2002 to £187.1 million from £245.5 million due to decreased spending by our major customers in the United States and Europe. The return on sales declined to 5.0% due to a combination of the drop in trading levels and the timing of the associated cost reductions in this business. Despite the overall reduction there were areas of growth, in particular our wireless test products, which increased strongly with turnover up 57% and our position location test products, which performed well.

        In the Service Assurance division turnover fell in the third quarter as our major customers, the incumbent local exchange carriers in the United States reduced investment in their networks in response to financial constraints and regulatory pressures. As a result of lower volume, return on sales was affected falling to 16.7% from 24.1% in 2001. Return on sales was also affected by the product mix which included a higher hardware content (lower margin) in the second half of the year as compared with the first half which had a higher software element (higher margin). Additionally, sales of monitoring systems for leased line broadband services having a lower margin, represented a higher proportion of turnover in 2002 compared with 2001, which had a predominance of DSL business.

        An important opportunity for growth in the Service Assurance division is the expansion of the customer base internationally. Although the sales cycle for the Service Assurance division's large ticket systems is long, we are encouraged by the progress we have made in pursuing opportunities outside the United States. We have begun formatting our products to enable local language support and were pleased to secure our first order in Japan.

  Network Products

	Year ended December 31
	2002	2001	Change
	(£ millions)%
Turnover	164.7	170.4	(3)
Operating profit before goodwill amortization and exceptional items	15.0	15.3	(2)
Return on sales before goodwill amortization and exceptional items (%)	9.1	9.0

        Turnover in our Network Products group was down marginally by 3% and operating profit before goodwill amortization and exceptional items was down 2% on the prior year. In the United States, improved sales to the heavy vehicles market and growth of our recently introduced LAN 'Network Sciences' product line were off-set by reduced sales to the telecoms service providers. Our European sales showed a small increase overall and in Japan sales were broadly flat. In South America the recession led by the severe economic collapse in Argentina negatively affected the group. The restructuring actions taken in 2001 to consolidate and extend customer-facing activities and reduce administrative and back office activities became fully effective in the first half of 2002 and return on sales improved to 9.1% compared to 7.3% in the second half of 2001.

        Sales to the automotive sector contributed 30% to turnover in 2002 compared with 27% in 2001. While global vehicle production was broadly flat in 2002 the trend towards increasing electronic/electrical systems content and lighter vehicles requiring increased use of plastics has provided underlying market growth. As a result we have been able to increase our penetration with vehicle manufacturers, their first tier suppliers and major vehicle harness manufacturers worldwide. Our sales in the US heavy vehicles market recovered showing 23% growth after the significant market downturn in 2001.

        The market for our broadband products and structured cabling products remained very weak in the United States and the United Kingdom throughout the year due to depressed conditions in the telecoms market and reductions in enterprise IT spending. We have developed and extended our LAN products for the European market which we expect will benefit sales in 2003.

   Systems

	Year ended December 31
	2002	2001	Change
	(£ millions)%
Turnover	53.8	48.6	11
Operating profit before goodwill amortization and exceptional items	3.4	0.5	>100
Return on sales before goodwill amortization and exceptional items (%)	6.3	1.0

        Figures in the above table relate to ongoing businesses only.

        On an ongoing business basis the Systems group saw an increase in revenues from £48.6 million to £53.8 million and in operating profit from £0.5 million to £3.4 million. Return on sales improved to 6.3%. These improvements have been achieved through increased customer penetration, product launches (including the new airborne file server) and the successful entrance into new markets. The impact of cost reductions taken in the first half of 2002 in the aerospace business coupled with increased sales resulted in improved trading in the Systems group in the second half of 2002.

        The power controls business saw good growth in turnover over 2001 mainly due to increased penetration of the mobility vehicles market. Sales to the industrial market, a new market for the business, also contributed to the improvement.

  Divested Operations

        During 2002 Spirent sold three businesses all from within the Systems group. In April, May and September, we completed the divestment of our aerospace component businesses, Switching Systems International and Monitor Labs Incorporated, respectively. Combined revenues from these businesses were £25.0 million in 2002 with operating profit of £1.3 million.

  Cost of sales

        Cost of sales was £340.8 million for the year ended December 31, 2002 compared with £490.7 million for the year ended December 31, 2001, a reduction of 31% as a result of reduced activity. Cost of sales as a percentage of turnover was unchanged at 61%. Cost of sales includes an exceptional charge of £4.4 million in respect of inventories in excess of 12 months' usage (2001 £14.2 million) which was caused by the deterioration in the technology industry.

        Product development expenditure was £77.7 million compared with £95.9 million for the year ended December 31, 2001, a decrease of 19%. Product development expenditure represented 14% of turnover, as compared with 12% in 2001. Of the total product development expenditure £66.2 million was incurred by the Communications group (2001 £73.0 million).

  Operating expenses

        Total operating expenses were £1,188.6 million for the year ended December 31, 2002 compared with £1,044.3 million for the year ended December 31, 2001, impacted by goodwill amortization and exceptional items as discussed below.

        Selling and distribution expenses were £124.6 million for the year ended December 31, 2002, compared with £156.0 million for the year ended December 31, 2001, a decrease of 20%. As a percentage of turnover selling and distributions costs were 22% compared to 19% in 2001. The absolute decrease was due to cost reductions taken in late 2001 and in 2002 and to the effect of the divestments.

        Administration expenses were £1,064.6 million for the year ended December 31, 2002, compared with £889.5 million for the year ended December 31, 2001. Included within administration expenses are £923.3 million of goodwill impairment (2001 £724.6 million), £37.2 million of exceptional costs (2001 £20.7 million) and £56.1 million of goodwill amortization (2001 £86.6 million). Excluding exceptional items and goodwill amortization, administration costs are £48.0 million and represented 9% of turnover in 2002 compared with £57.6 million, 7% in 2001. The reduction in costs in absolute terms can be attributed to the cost reductions taken as well as the effect of divestments. The reduction in the goodwill amortization charge to £56.1 million compared with £86.6 million in 2001 is due to the goodwill impairment charge taken in 2001.

        Other operating income, consisting of non-trading income net of any specific expenses relating to that income, amounted to £0.6 million for the year ended December 31, 2002 compared with £1.2 million for the year ended December 31, 2001.

        Exceptional items of £37.2 million other than goodwill impairment and included in administrative expenses are as follows:

        Restructuring costs of £8.6 million have been charged in respect of redundancy payments and other costs incurred in the restructuring of the business. Tangible fixed assets have been written down by £3.6 million relating to the down-sizing in our Communications group.

        After the reduction in workforce in the fourth quarter we relocated certain employees to make more efficient use of our facilities and this has resulted in certain leased properties being vacated. Provisions of £20.2 million have been recognized in the period in relation to our continuing obligations under these leases.

        Acquisition retention bonuses arising from acquisitions made in 2000 of £4.8 million were charged in 2002.

        The cash cost of these operating exceptional items was £7.7 million in 2002 (2001 £11.9 million).

  Turnover and income from interest in joint venture

        In 2002 our share of turnover from the WAGO joint venture decreased by 3% to £75.6 million (2001 £78.3 million) and our share of operating profit decreased by 23% to £7.4 million (2001 £9.6 million). The decline was due to the continuing depressed conditions WAGO experienced in most of its geographic markets during the year. Our share of interest payable and of taxation from WAGO were £0.7 million and £2.7 million, respectively, giving a profit after taxation of £4.0 million.

        We announced on March 12, 2003 the divestment of our interests in WAGO to our joint venture partners. The transaction completed on April 4, 2003.

  Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan, 3M/ECC in the Netherlands, and Caw in the United States, amounted to £1.0 million for the year ended December 31, 2002 compared with £1.3 million in the year ended December 31, 2001. The majority holding of Caw was acquired by Spirent in August 2002, from which date Caw was fully consolidated.

  Profit/loss on disposal and closure of operations

        We continued to divest our non-core businesses and realized £37.6 million in net proceeds from the sale of our aerospace component businesses from within our Systems group to Curtiss-Wright Corporation in April 2002. Other divestments, also within our Systems group realized a further £18.0 million.

        A net loss of £48.4 million is reported on divestments after charging £70.8 million representing goodwill written off against reserves in previous years and now reinstated in accordance with FRS 10.

  Provision against investment in own shares

        The investment in own shares held in the Employee Share Ownership Trust has been written down, given the marked reduction in Spirent's share price, to market value at December 31, 2002 of 16.75 pence per share resulting in a charge of £30.1 million. These shares had been purchased in previous years to hedge obligations under various option schemes and the long-term share purchase plan and were being carried at an average price of £2.56.

  Net interest payable

        Net interest payable was reduced from £22.8 million in 2001 to £12.3 million in 2002, as we have benefited from the reduction of interest rates, primarily on the US dollar borrowings. Benefit has also been obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November 2001.

  Taxation

        The tax charge amounted to £26.9 million in the year ended December 31, 2002 compared with £32.6 million in the year ended December 31, 2001. The charge for 2002 includes an exceptional tax charge of £18.5 million arising principally through the re-evaluation of the recovery of deferred tax assets under FRS 19. The effective tax rates after adjusting for goodwill amortization, exceptional items, the loss on disposal of operations, the provision against investment in own shares and the exceptional tax charge were 18.1% and 29.4% respectively, in the years ended December 31, 2002 and 2001. The effective tax rate is lower than the expected rate of 29% due to a credit relating to prior years of £6.2 million. At current levels of profitability it is expected that the tax rate will revert to a level of 31% going forward.

Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000

        The previous years presentation of segmental information has been restated to reflect divestments in 2002.

	Year ended December 31
	2001	2000
	(£ millions)
Turnover
Continuing Operations
Communications:
Performance Analysis	245.5	283.7
Service Assurance	185.1	5.5

	430.6	289.2
Network Products	170.4	181.4
Systems	48.6	45.0

Ongoing businesses	649.6	515.6
Divested operations	75.4	90.4
Discontinued operations	76.8	90.7

	801.8	696.7

Operating Profit before Goodwill Amortization and Exceptional Items
Continuing Operations
Communications:
Performance Analysis	38.7	97.1
Service Assurance	44.7	1.5

	83.4	98.6
Network Products	15.3	25.3
Systems	0.5	(4.2)

Ongoing businesses	99.2	119.7
Divested operations	5.6	6.9
Discontinued operations	8.1	11.3

	112.9	137.9

  Turnover and operating profit

        Comparisons by segment are given below for ongoing businesses and operating profit and return on sales are stated before goodwill amortization and exceptional items. Organic change is the change at constant currencies excluding acquisitions and disposals and has been disclosed due to the effect of the significant acquisitions made within our Communications group in 2000.

  Communications

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	430.6	289.2	49	(4)
Operating profit before goodwill amortization and exceptional items	83.4	98.6	(15)	(40)
Return on sales before goodwill amortization and exceptional items (%)	19.4	34.1

        The financial year ended December 31, 2001 saw significant growth and progress by our Communications group through the acquisition at the end of 2000 of Hekimian. In 2001, we derived 84% of our ongoing operating profit from our Communications group, compared with 82% in 2000.

        The Communication group's turnover was £430.6 million for the year ended December 31, 2001, compared with £289.2 million for the year ended December 31, 2000, an increase of 49%. Organically, this represented a decline of 4%.

        Operating profit was £83.4 million for the year ended December 31, 2001, compared with £98.6 million for the year ended December 31, 2000, an decrease of 15%. Organically, this represented a decline of 40%.

        Return on sales, before goodwill amortization and exceptional items, decreased to 19.4% for the year ended December 31, 2001, compared with 34.1% for the year ended December 31, 2000. The majority of this reduction can be attributed to the Performance Analysis division where the return was reduced to 15.8% compared to 34.2% for 2000. The Service Assurance division's return on sales was maintained at 24.1% compared with 24.0% in 2000.

        Part of the reduction in return on sales can be attributed to the significant increase in product development spend which more than doubled to £73.0 million compared with £34.7 million in 2000, equivalent to 17% and 12% of sales, respectively, which led to a number of successful new product launches.

  Performance Analysis

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	245.5	283.7	(13)	(23)
Operating profit before goodwill amortization and exceptional items	38.7	97.1	(60)	(65)
Return on sales before goodwill amortization and exceptional items (%)	15.8	34.2

        Turnover of our Performance Analysis division was impacted significantly by decreased demand by the major network equipment manufacturers in North America and Europe. Sales to customers in Asia grew strongly. Manufacturing margins were maintained, but reduced volumes combined with increased product development spend resulted in a fall in the operating margin achieved. Turnover declined from £283.7 million for 2000 to £245.5 million, this represented an organic decline of 23%. Operating profit at £38.7 million compared with £97.1 million for 2000 declined organically by 65%.

        The Performance Analysis division was directly affected by the downturn in the overall communications industry. This division's top customers were among those hardest hit by the telecoms downturn. Cost-cutting measures were taken and the division focused on leading-edge product development in 2001.

   Service Assurance

	Year ended December 31
				Organic growth
	2001	2000	Growth
		pro-forma	%	%
	(£ millions)
Turnover	185.1	121.3	53	46
Operating profit before goodwill amortization and exceptional items	44.7	29.1	54	49
Return on sales before goodwill amortization and exceptional items (%)	24.1	24.0

        Amounts for December 31, 2000 are pro forma and include a full year's result for Hekimian.

        Turnover grew strongly, increasing organically by 46% over 2000, as the incumbent local exchange carriers in the United States increased demand for our test probes and software systems for service assurance applications. New customers added in the year further increased sales. Manufacturing margins and operating expenses were maintained in proportion to sales. Operating profit of £44.7 million compared with a pro forma for 2000 of £29.1 million grew organically by 49%.

        The Service Assurance division won significant contracts from Verizon Communications Inc., SBC Communications Inc., Qwest Communications International Inc. and other major service providers. Contracts during 2001 for DSL and private line service assurance systems included the first large-scale deployments of CenterOp Sentry™, Perform™, Flow™ and Gateway™.

        A major strategic initiative of the Service Assurance division was to expand globally from its largely North American customer base. The division established a European sales and support infrastructure in 2001 and embarked upon the long-term selling cycle required to sell large-scale operations support systems into Europe.

  Network Products

	Year ended December 31
				Organic change
	2001	2000	Change
	(£ millions)%			%
Turnover	170.4	181.4	(6)	(6)
Operating profit before goodwill amortization and exceptional items	15.3	25.3	(40)	(40)
Return on sales before goodwill amortization and exceptional items (%)	9.0	13.9

        In the face of the general slowdown in North America and Europe, and a second half downturn in South America, the Network Products group experienced a decline in both sales and margins. Key customer sectors, including both telecoms and truck building, were particularly affected by difficult market conditions.

        Turnover at £170.4 million compared with £181.4 million in 2000, declined organically by 6% with a reduction in operating profit from £25.3 million to £15.3 million, an organic decline of 40%. Return on sales reduced by 4.9 percentage points to 9.0%.

        During 2001 we completed a major restructuring of the global business, consolidating and extending customer-facing activities whilst reducing administrative and production resources to bring costs in line with changes in demand. The results of this restructuring became fully effective in the first half of 2002.

        Despite the difficult market environment, the Network Products group continued to invest in its telecoms-related business to support future growth. The second half year also saw our small office/home office solutions translated into further contracts with a major UK telecom provider to create fully networked homes and offices. We continued to work towards expanding this concept into the United States and Europe.

        In 2001 we saw record annual sales of Autotools, which are automatic tools for the application of our fixing products.

  Systems

	Year ended December 31
				Organic growth
	2001	2000	Growth
	(£ millions)%			%
Turnover	48.6	45.0	8	5
Operating profit(loss) before goodwill amortization and exceptional items	0.5	(4.2)	>100	>100
Return on sales before goodwill amortization and exceptional items (%)	1.0	(9.3)

        The Systems group turnover was £48.6 million for the year ended December 31, 2001 compared with £45.0 million for the previous year for ongoing businesses. This represents an organic increase of 5%. Operating profit grew to £0.5 million, with return on sales at 1.0%. The Systems group was able to report an operating profit, generated in part through the completion of the initial development of AuRA™ and the consolidation program within the aerospace information and software systems businesses.

        Our AIS business made good headway, the expansion of our existing relationship with FedEx Corporation was expanded to supply 90 of their Airbus fleet with airborne file servers and software applications at an order value of some $10 million.

        Our power controls business continued to deliver strong profitability in its existing wheelchair control business, with substantial improvement in efficiency and inroads into the access platform market.

        As previously discussed, we disposed of our aerospace component businesses in April 2002.

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

        Combined Sensing Solutions revenues for the period up to divestment were £76.8 million with an operating profit for the combined Sensing Solutions group of £8.1 million.

  Cost of sales

        Cost of sales was £490.7 million for the year ended December 31, 2001 compared with £378.1 million for the year ended December 31, 2000, an increase of 30%. Cost of sales as a percentage of turnover was 61% in 2001 compared with 54% in 2000 due to the increasing investment in product development and reduced sales volumes. Cost of sales includes an exceptional charge of £14.2 million in respect of inventories in excess of 12 months' usage.

        Product development expenditure was £95.9 million compared with £60.3 million for the year ended December 31, 2000, an increase of 59%. Product development expenditure represented 12% of turnover, as compared with 9% in 2000 due to increased investment in our Communications group.

  Operating expenses

        Total operating expenses were £1,044.3 million for the year ended December 31, 2001 compared with £208.6 million for the year ended December 31, 2000, impacted by goodwill amortization and exceptional items as discussed below.

        Selling and distribution expenses were £156.0 million for the year ended December 31, 2001, compared with £126.3 million for the year ended December 31, 2000, an increase of 24%. As a percentage of turnover selling and distributions costs were 19% compared to 18% in 2000. The absolute increase is partly attributable to a full year's charge in respect of our 2000 acquisitions, but also to the emphasis being placed on global expansion within our Communications group particularly into Europe and Asia.

        Administration expenses were £889.5 million for the year ended December 31, 2001, compared with £83.1 million for the year ended December 31, 2000, an increase of £806.4 million. Of this increase goodwill amortization accounted for £60.9 million due to the full-year impact of the acquisitions made in 2000, especially Hekimian. Exceptional items of £745.3 million were charged in administration expenses in 2001, being £724.6 million of goodwill impairment, £11.3 million of reorganization costs, £5.2 million of debtor provisions and £4.2 million of acquisition retention bonuses. Excluding amortization expense and exceptional items, administration expenses increased in line with the growth of the business, representing 7% of turnover in 2001 and 8% in 2000.

        Other operating income, consisting of non-trading income net of any specific expenses relating to that income, amounted to £1.2 million for the year ended December 31, 2001 compared with £0.8 million for the year ended December 31, 2000, an increase of £0.4 million.

  Turnover and income from interest in joint venture

        Our share of turnover increased by 3% to £78.3 million (2000 £76.0 million) and our share of the operating profit decreased by 28% to £9.6 million (2000 £13.3 million).

        The business experienced a marked deterioration in market conditions during the second half of the year as a result of the downturn experienced in its market. Local management took actions to reduce costs. Against this background, the business continued to expand its market through delivery of a high level of product innovation.

  Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan, 3M/ECC in the Netherlands, and Caw in the United States, acquired in October 2001, amounted to £1.3 million for the year ended December 31, 2001 compared with £2.7 million in the year ended December 31, 2000. The reduction was primarily due to a downturn experienced in Japan.

  Profit on disposal of tangible fixed assets

        During the year ended December 31, 2000, a profit of £3.2 million was made on the sale of two properties. There were no similar disposals in 2001.

   Profit/loss on disposal and closure of operations

        We continued to dispose of our non-core activities. In November 2001, the Sensing Solutions group was sold to the General Electric Company for total consideration of $220 million (approximately £152 million). The net cash proceeds after expenses generated from the sale of £147.1 million were used to reduce net borrowings, the tax liability associated with this transaction, estimated at £13.2 million, was paid in 2002.

        Other minor divestments and closures took place during the year, which did not materially affect our results.

        The net profit on divestment was £14.5 million after charging £65.1 million of goodwill previously written off to reserves.

  Net interest payable

        Net interest payable reduced from £29.3 million in 2000 to £22.8 million, as we benefited from the reduction in interest rates, primarily on the US dollar. Benefit was also obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November 2001.

  Taxation

        Taxation amounted to £32.6 million in the year ended December 31, 2001 compared with £30.6 million in the year ended December 31, 2000. The effective tax rates after adjusting for goodwill amortization, exceptional items and the loss on disposal of operations were 29.4% and 30.3% in the years ended December 31, 2001 and 2000, respectively.

        We implemented the requirements of FRS 19 "Deferred Tax", which required substantially full provision to be made in respect of deferred taxation. There is no prior year adjustment as the prior year impact is not significant.

        The reported charge of £32.6 million (2000 £30.6 million) included a tax charge of £13.2 million in respect of the profit on divestments.

Liquidity and Capital Resources

        Our policy is to finance operations through a combination of internal cash generation and external financing. The parent company raises the majority of the funding for the Group. Debt is principally sourced from the syndicated bank market and the US private placement market. WAGO, which was a joint venture, arranged its own financing.

        We meet our medium-term borrowing requirements primarily through the use of a syndicated credit facility and our long-term requirements through the use of senior unsecured loan notes.

        At December 31, 2002, the amount of loan notes outstanding was $218 million, equivalent to £135.4 million at December 31, 2002 exchange rates. These loan notes have various maturity dates in 2006 and 2009.

        Amounts available under the committed banking facilities were £194.4 million at December 31, 2002 of which £96.2 million was drawn. These facilities mature in July 2004.

        At December 31, 2002, gross borrowings amounted to £245.4 million, comprising £150.1 million of US dollar borrowings, £84.5 million of sterling borrowings and £10.4 million of euro borrowings with the balance in a variety of other currencies.

        At December 31, 2002, we held £83.5 million of cash and £0.1 million of current asset investments.

        Cash is held in the United Kingdom or in the United States. There are no material amounts subject to restriction on repatriation to the parent company. Dividends are remitted through to the parent company as appropriate having considered the working capital needs of the individual subsidiaries.

        In 2002 Spirent continued to generate cash in all its operating groups. Operating cash flow was £76.9 million, 46% down on the previous year of £141.2 million.

        At December 31, 2002 Spirent was in compliance with the existing borrowing covenants. The ratio of consolidated net interest to earnings before interest, taxation, amortization and exceptional items (EBITA) was 4.4 to 1.0 (2001 5.1 to 1.0) and the ratio of consolidated net debt to earnings before interest, taxation, depreciation, amortization and exceptional items (EBITDA) was 1.9 to 1.0 (2001 1.2 to 1.0).

        To provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of the loan notes and syndicated bank facility have been agreed. These amendments were conditional on the completion of the divestment of WAGO and the use of the net proceeds to pre-pay £47.0 million of the loan notes and pay an associated contractual make-whole amount of £12.5 million. This amount and any professional fees in relation to the renegotiation of the borrowing terms will be charged as exceptional costs in 2003. The divestment was completed on April 4, 2003, and from this date the revised borrowing terms have taken effect.

        Under the revised terms relating to the syndicated bank facility Spirent has a committed line of £75 million available, which reduces to £60 million by December 31, 2003. The bank facility remains repayable in July 2004. The interest rate will be increased to an initial margin over LIBOR of 1.75%, which may decrease in certain circumstances.

        Following the application of the net proceeds from the divestment of WAGO $144.2 million of loan notes (equivalent to £89.6 million at December 31, 2002 exchange rates) will remain outstanding with unchanged maturities principally in 2009. The applicable interest rate will be increased to a weighted average of 9.45% which will decrease if certain financial requirements are satisfied.

        Certain of the financial covenants attaching to both the syndicated bank facility and the loan notes, which will be tested on a quarterly basis, have been amended (see also "Material Contracts" in Item 10). The new borrowing terms also contain a covenant that consolidated net worth, calculated as shareholders' funds translated at December 31, 2002 exchange rates, must not be less than £100 million at any time. Other significant terms include restrictions on dividend payments and restrictions on acquisitions and disposals. Some of these restrictions fall away on certain financial requirements being satisfied, which in any event cannot occur before June 30, 2004. The financial requirements to be satisfied are, among others:

  (1)
  that at the end of three consecutive financial quarters (i) Spirent's ratio of consolidated net debt, as at the end of each of such financial quarter, to consolidated EBITDA, for the accounting period (i.e., the period of 12 consecutive months ending at the end of such financial quarter), must be less than 1.5 to 1.0 and (ii) Spirent's ratio of consolidated EBITA to consolidated net interest expense, in each case determined for the accounting period (i.e., the period of 12 consecutive months ending at the end of such financial quarter) must be in excess of 4.5 to 1.0; and

  (2)
  that Spirent has in place a bank facility of not less than £50 million.

        On satisfaction of these financial requirements, the quarterly covenant tests will be replaced by semi-annual covenant tests requiring Spirent to have (i) a ratio of consolidated net debt to consolidated EBITDA of no more than 3.0 to 1.0 and (ii) a ratio of consolidated EBITA to consolidated net interest expense of at least 3.0 to 1.0.

        In our opinion our working capital is sufficient for our present requirements. We believe that the present requirements of our existing businesses and future investment can be met through funds generated internally, divestment of businesses and external financing we expect to be available to us.

        Interest rate exposures are managed through an optimum mix of fixed and floating rate debt and the use of interest rate swaps.

        At December 31, 2002 the Group's borrowings were composed of 20% of fixed rate debt. This excludes $163.4 million of private placement notes which have been swapped into floating rates through the use of a seven-year swap, callable at the counterparties' option at six-monthly intervals commencing in May 2003.

        Net interest payable was £12.3 million (2001 £22.8 million). A one percentage point movement in short-term dollar interest rates based on the year end position would impact profit before tax by approximately £1 million.

        Net capital expenditure of £25.8 million was substantially lower than in the previous year (2001 £57.7 million) and was below the 2002 depreciation charge of £33.6 million. It is anticipated that capital expenditure for 2003 will remain at around the same level as 2002.

        An interim dividend of 1.35 pence per share was paid to shareholders in November 2002. A final dividend was not paid in respect of the year ending December 31, 2002 nor will a dividend be paid in respect of the year ending December 31, 2003. The Board intends to keep future dividend policy under review but any future dividend payments will be dependent on trading outlook and the availability of cash and distributable reserves, and subject to our borrowing terms.

Contractual Obligations

        The following table summarizes the Group's contractual cash obligations and commitments at December 31, 2002, and the effect such obligations are expected to have on liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Private placement notes	210.1	11.0	22.0	27.7	149.4
Bank and other loans	108.4	4.8	99.2	1.4	3.0
Finance lease obligations	13.0	1.3	2.1	1.7	7.9
Operating lease obligations	75.7	12.6	20.8	16.4	25.9
Capital commitments	1.4	1.4	—	—	—

Total	408.6	31.1	144.1	47.2	186.2

        The above table does not take account of the amendments to the borrowing terms described in "Liquidity and Capital Resources" above.

Foreign Exchange

        Currency exposures arise from trading transactions undertaken by subsidiaries in foreign currencies and on the translation of the operating results and net assets of our overseas subsidiaries.

        Subsidiaries are required to hedge material transactional exposures against their local currency, using forward contracts. The Group Treasury, by means of forward foreign exchange contracts, carries out the majority of this hedging activity.

        We do not hedge translation exposures on translation of the operating results or net assets of our overseas subsidiaries since these are accounting, not cash exposures. Where possible we aim to match the currency of our borrowings with the currency profile of profits and net assets. This provides a partial hedge against these translation exposures.

        Details of the currencies of borrowings are set out in Item 5 "Liquidity and Capital Resources" above.

        At the year end the balance sheet translation exposure was 70% hedged (2001 69%).

        During the year the pound sterling strengthened against the US dollar, the main currency to which we are exposed. A movement in the US dollar against the pound sterling by 1% if maintained over the whole year based on 2002 results, would affect reported profit before tax by approximately £0.2 million.

Research and Development

        With our continued commitment to innovation, investment in product development spend for 2002 was £77.7 million (2001 £95.9 million; 2000 £60.3 million) and represents 14% of turnover (2001 12%; 2000 9%).

        In 2002, our Communications group devoted 21% of its turnover to product development, which amounted to £66.2 million (2001 £73.0 million: 2000 £34.7 million). A further £5.6 million (2001 £6.9 million: 2000 £7.2 million) was invested by our Systems group and £3.6 million (2001 £3.6 million; 2000 £3.3 million) was spent by the Network Products group. Divested and discontinued operations account for the remaining £2.3 million of product development (2001 £12.4 million; 2000 £15.1 million).

Factors That May Affect Future Results

        We operate globally in a dynamic and rapidly changing environment that involves numerous trends, risks and uncertainties. The risks and uncertainties facing our business are discussed more fully in the section entitled 'Item 3. Key Information—Risk Factors'. The following section lists some of those trends that have occurred and that we expect to have an effect on our business, financial condition or results of operations.

  •
  We derive a majority of our turnover and profits from the United States. Accordingly, our future turnover and profits could be harmed by a prolonged economic downturn in the United States.

  •
  Our operating results could continue to be harmed if the industries into which we sell our products, and particularly the telecommunications industry remain depressed, fail to grow, grow without requiring further technological development, or undergo changes in structure or practices.

  •
  We rely on a limited number of customers for a majority of our revenues in certain of our businesses, and therefore any cancellation, reduction or delay in orders could significantly harm our business, operating results and financial condition.

  •
  Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

  •
  We operate in rapidly changing industries and, if we do not keep up with these rapid changes, our turnover and operating results will suffer.

Inflation

        Inflation has not had a significant impact on our results of operations during any of the periods reported.

Differences Between UK GAAP and US GAAP

        The accounting policies under which the consolidated financial statements of our group are prepared conform with accounting principles generally accepted in the United Kingdom, or UK GAAP. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of goodwill, share-based compensation, investment in own shares and goodwill on businesses sold. The differences are described in more detail in Note 37 of Notes to the Financial Statements included elsewhere in this annual report. The effect of these differences on profit attributable to shareholders is summarized below:

	Year ended December 31
	2002	2001	2000
	(£ millions)
(Loss)/profit attributable to shareholders in accordance with UK GAAP	(1,080.4)	(763.5)	50.7

Adjustments:
Amortization of intangible assets	39.3	(103.3)	(49.1)
Write off of IPR&D on acquisition	—	—	(27.4)
Goodwill impairment	158.5	33.5	—
Contingent consideration	(0.2)	(0.7)	(6.3)
Stock compensation	0.2	18.3	(26.1)
Profit on disposal of operations	49.4	35.8	13.9
Provision against investment in own shares	30.1	—	—
Deferred taxation	28.6	7.1	3.3
Other	0.2	(0.9)	1.4

Total adjustments	306.1	(10.2)	(90.3)

Net loss in accordance with US GAAP	(774.3)	(773.7)	(39.6)

Newly Adopted Accounting Standards

        There are no new UK accounting standards implemented by Spirent in 2002.

        For purposes of the US GAAP reconciliations presented in Note 37 of Notes to the Financial Statements and above, the following new US accounting standards have been implemented:

        In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting and also requires identified intangible assets acquired in a business combination to be recognized apart from goodwill if they meet certain criteria.

        SFAS 142 applies to all goodwill and identified intangible assets acquired in a business combination. Under the new standard, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of the standard, will not be amortized but will be tested for impairment at least annually. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

        Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 is not amortized but will be tested for impairment at least annually. On adoption of SFAS 142 for the financial year ended December 31, 2002, goodwill and intangible assets acquired in a purchase business combination completed prior to July 1, 2001 are also not amortized.

        With the adoption of SFAS 142 effective January 1, 2002, goodwill is no longer amortized but is subject to periodic review for impairment. Upon adoption of FAS 142, the Group was required to perform a transitional goodwill impairment test based on the carrying amount of goodwill at January 1, 2002. At that date, the fair values of the Group's reporting units equaled or exceeded their carrying values and therefore the transitional goodwill impairment test did not result in any impairment being recorded. The Group obtained independent valuations as at November 30, 2002. These valuations resulted in impairment of goodwill in our Performance Analysis division, in addition to the impairment in the Service Assurance division.

        Other intangible assets continue to be amortized over their individually determined estimated useful economic lives subject to the provisions of SFAS 141, which clarifies the criteria to recognize these intangible assets separately from goodwill. SFAS 144 requires review for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. The Group considered that an event had been triggered in 2002 and obtained independent valuations as at November 30, 2002 for SFAS 144 purposes, which ultimately resulted in impairment of other intangible assets and goodwill within the Service Assurance division.

US Standards Not Yet Adopted

Asset Retirement Obligations

        In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations" which is effective for financial years beginning after June 15, 2002. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. The impact of adopting the standard cannot be reasonably estimated at this time.

Costs Associated with Exit or Disposal Activities

        In July 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require us to recognize certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or our results of operations for a particular period in the future.

Stock-Based Compensation

        In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123". This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123 "Accounting for Stock-Based Compensation", but does not change the fair value measurement principles of SFAS 123. As permitted by SFAS 123, Spirent has continued to apply the methodologies set out in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights. If the compensation cost for the company's share incentive plan had been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS 123, the group's net income and earnings per share would have been reduced to the pro forma amounts indicated on page F-105.

Derivatives Instruments and Hedging Activities

        In May 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Date of birth	Position
John P. Weston(1)(2)(3)	8.16.51	Chairman of the Board; Non-Executive
Nicholas K. Brookes(3)	5.19.47	Chief Executive
My E. Chung	8.4.52	Executive Director; Group President, Communications
Eric G. Hutchinson	5.31.55	Finance Director
Marcus Beresford(1)(2)(3)	5/15/42	Non-Executive
Paul M. F. Cheng(2)(3)	10.19.36	Non-Executive
Göran Ennerfelt(1)(3)	3.6.40	Non-Executive
Richard M. Moley(2)(3)	3.10.39	Non-Executive
James A. D. Wyness(1)(2)(3)	8.27.37	Non-Executive

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

        Non-Executive Directors are appointed for an initial fixed three-year term of office upon expiry of which the Board will consider renewal of appointment. In addition, directors are subject to retire by rotation at least every three years, in accordance with Spirent's Articles of Association. Executive Directors and members of senior management do not have fixed terms of office. Details of Executive Directors' service contracts including termination benefits (if any) are set out at Note 10 of Notes to the Financial Statements.

        John P. Weston CBE was appointed Non-executive Chairman of Spirent in November 2002. Mr. Weston was Chief Executive of BAE SYSTEMS from May 1998 to March 2002. During his tenure the business grew from an organisation located mainly in the UK to an international group with multi-billion pound sales. He joined British Aircraft Corporation, later British Aerospace, in 1970 and by 1992 had been appointed Group Managing Director of British Aerospace Defence Businesses. Mr. Weston was awarded the CBE in 1993, is a member of the President's Committee of the CBI, Chairman of the European Group of the CBI, a member of the Prime Minister's Committee for Science and Technology, a lifetime Vice President of the Royal United Services Institute, a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Aeronautical Society, a Fellow of the Royal Society for Science, Arts and Commerce, a Companion of the Institute of Management and a Freeman of the City of London. He was educated at Kings School, Worcester and has an engineering degree from Trinity Hall, Cambridge.

        Nicholas K. Brookes joined Spirent as Deputy Chief Executive in July 1995 and was appointed Chief Executive in January 1996. Previously, Mr. Brookes was a Vice President of Texas Instruments Inc. and President of the Materials & Controls Group, based in the United States. He joined Texas Instruments in Spain in 1975 and in 1977 transferred to the United States and held several assignments within manufacturing, marketing and personnel. In 1980 he became Managing Director of Texas Instruments Canada and in 1986 was appointed Group Vice President responsible for Texas Instruments' operations in Europe. He was appointed a non-executive director of De La Rue plc in June 1997 and of Corporacion Financiera Alba S.A. in May 1999. Mr. Brookes is a Fellow of the Institute of Chartered Accountants in England and Wales.

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

        Marcus Beresford was appointed to the Board in 1999. He was the Chief Executive of GKN plc from August 2001 to December 2002 and has over 30 years' managerial experience in the automotive and electronic industries. He graduated with an M.A. Mech. Sc. from St Johns College, Cambridge and is a Fellow of the Institute of Electrical Engineers and a Companion of the Institute of Management.

        Paul M. F. Cheng was appointed to the Board in 1996. He is a founding partner of China Key Consultants Limited. He was formerly Chairman of Inchcape Pacific Limited and NM Rothschild & Sons (Hong Kong) Limited as well as a member of Hong Kong's Legislative Council. He currently serves as an independent non-executive director of several listed companies on the Hong Kong Stock Exchange and is an adjunct professor at the business school of the Hong Kong University of Science and Technology. He holds an MBA from the Wharton Business School and currently serves as a member of the school's Asian Advisory Board.

        Göran Ennerfelt was appointed to the Board in December 2000 following completion of the acquisition of Hekimian Laboratories Inc. Mr. Ennerfelt became President and Chief Executive Officer of Axel Johnson AB, a member of the Axel Johnson Group (as was Hekimian Laboratories Inc. before its acquisition) in 1979 having joined the company in 1966. He is Chairman of the Swedish Federation of Trade, the Board of Trustees of SNS (Center for Business and Policy Studies), the General Export Association of Sweden and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He also holds Board memberships of Svenska Handelsbanken, the Confederation of Swedish Enterprise and the Swedish National Committee of the International Chamber of Commerce.

        Richard M. Moley was appointed to the Board in April 2000. He was previously a main board director and Senior Vice President of Cisco Systems, from where he retired in 1997. He currently serves as a non-executive director (formerly Chairman) of Netro Corporation and a number of other US high technology companies including Linear Technologies Corporation, Echelon Corporation, Calient Systems Inc. and Polaris Networks, Inc. Mr. Moley was a non-executive director of Netcom Systems, Inc. until we acquired Netcom in 1999. Mr. Moley holds a BSc in Electrical Engineering from Manchester University, an MSEE from Stanford University and an MBA from Santa Clara University.

        James A. D. Wyness was appointed to the Board in 1979 and was appointed as the senior independent non-executive director in 1999. He was previously Managing Partner and then Senior Partner of Linklaters, our UK legal advisers, from which he retired in 1997. He is a non-executive director of Saracens Limited. Mr. Wyness graduated M.A. LL.B. in law from Cambridge University.

Senior Management

        We consider our senior management to be those persons who are members of our Operations Management Team. The names of these persons, their dates of birth and their positions with us, are listed in the following table:

Name	Date of birth	Position
Nicholas K. Brookes	5.19.47	Chief Executive
My E. Chung	8.4.52	Executive Director; Group President, Spirent Communications
Paul R. Eardley	9.13.60	Company Secretary and General Counsel
Eric G. Hutchinson	5.31.55	Finance Director
W. Barry Phelps	3.7.47	President, Performance Analysis—Broadband, Spirent Communications
Stephen J. Salmon	8.16.49	Group President, Network Products
James H. Schleckser	9.16.62	President, Service Assurance—Broadband, Spirent Communications
Geoffrey P. L. Zeidler	12.23.62	President, Europe and Wireless, Spirent Communications

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

        W. Barry Phelps joined Spirent in June 1999, following its acquisition of Netcom Systems Inc. He was promoted to President, Telecom Test Division (now known as Performance Analysis—Broadband) in December 2000, he became Executive Vice President in April 2002 and then President, Performance Analysis—Broadband, Spirent Communications in April 2003. Mr. Phelps is also actively involved in corporate initiatives that enhance the development and implementation of the overall vision and strategy for Spirent Communications. Mr. Phelps has over 30 years of experience in financial and business management for high technology companies. Prior to his position as Division President, Mr. Phelps was President and Chief Executive Officer of Netcom Systems, and Chairman and Chief Executive Officer of MICOM Communications, a division of Nortel. Mr. Phelps holds a BSc in Mathematics from St. Lawrence University and an MBA from the University of Rochester, N.Y.

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

        James H. Schleckser joined the Group in 1998, when the company he was running was acquired by Spirent. He is currently responsible for the globalization, growth and strategic direction of the Service Assurance division of Spirent Communications. Since joining he has served as a Group Vice President of Sensing Solutions and subsequently as Vice President of Business Development for Spirent Communications. He has nearly 20 years' experience in multiple industries with Rogers Corporation, The J.M. Ney Company and High Voltage Engineering and now Spirent. In those companies he held roles in engineering, sales, marketing and general management. Mr. Schleckser holds a bachelors degree in chemical engineering from the University of Delaware and an MBA from the University of Connecticut.

        Geoffrey P. L. Zeidler was appointed President, Europe and Wireless for Spirent Communications in December 2000. He has operational responsibility for our existing wireless operations in New Jersey, Texas and the United Kingdom, and strategic responsibility for developing both the Performance Analysis and Service Assurance divisions businesses in Europe. Mr. Zeidler joined us in October 1997 in the newly created position of Director of Business Development. His primary responsibilities were to lead and drive forward our acquisition program and to develop further our corporate and group business strategy. Previously Mr. Zeidler was a Director of Corporate Finance at Robert Fleming & Co. leading the technology and industry specialist team. Mr. Zeidler has both an MA and an MSc in Manufacturing from Cambridge University.

        The following persons retired or resigned from the Operations Management Team during the year ended December 31, 2002:

Olivier Huon
Robert Potter

The Board of Directors and Committees of the Board

        The Board comprises a non-executive Chairman, five further non-executive directors and three executive directors. The roles of Chairman and Chief Executive are held separately with a clear division of responsibility between them. The Board considers that all non-executive directors are independent with the exception of Göran Ennerfelt by virtue of his notifiable interests referred to below (see "Shares Held by Directors and Senior Management"). James Wyness is the senior independent non-executive director. The non-executive directors below (each appointed for an initial three year term) have a wide range of skills and experience which helps to ensure that independent judgment is exercised on issues such as strategy and performance and also that a proper balance of power is maintained for full and effective control.

        The role of the Board is to determine the long term direction and strategy of the Group, monitor the achievement of business objectives, ensure that good corporate governance is practiced and ensure that the Group meets its responsibilities to its shareholders, customers and other stakeholders.

        The Board meets at least six times a year and a separate meeting is held annually to review and approve long term strategy. Full attendance of the Board is expected at Board meetings and in 2002 attendance was in excess of 90%. A schedule of matters specifically reserved for the Board's decision has been adopted while certain other responsibilities have been delegated to four standing committees with clearly defined terms of reference which, together with the composition of each Committee, are reviewed annually. To ensure good communication between the Board and each of the Committees, the Company Secretary is the appointed Secretary to all standing Board Committees.

        All directors receive appropriate training and briefing upon appointment and subsequently as necessary. Non-executives have the opportunity to enhance their understanding of the Group through regular business sector presentations, the receipt of monthly reports from the Chief Executive and site visits.

        The directors have access to the advice and services of the Company Secretary (and, if necessary, access to further independent advice, at the Company's expense), who advises the Board in respect of its procedures, directors' duties and responsibilities, corporate governance and all compliance matters. The appointment and removal of the Company Secretary is a matter reserved to the Board.

        The Acquisitions and Divestments Committee is comprised of Mr. Brookes (Chairman), Mr. Hutchinson, Mr. Chung and any two non-executive directors. The Committee is primarily concerned with concluding acquisitions and divestments where authority has been specifically delegated to it by the Board.

        The Audit Committee is comprised of Mr. Wyness (Chairman), Mr. Beresford, Mr. Ennerfelt and Mr. Weston. The Committee meets no less than four times a year with the external auditors, the Chief Executive, the Finance Director, the Head of Financial Control and the Head of Financial Reporting in attendance. It also meets with the external auditors in private for part of each meeting. The Committee reviews all published accounts and post audit findings before their presentation to the Board, focusing in particular on accounting policies, compliance, management judgment and estimates. It also monitors the Group's internal control regime and financial reporting. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

        The Audit Committee advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both audit and non-audit work. The Committee has adopted a policy which restricts certain types of non-audit work that may be performed by the Company's auditors. The Audit Committee also assesses the objectivity of the auditors' services so that an independent professional relationship is maintained. Details of the auditors' remuneration for 2002 appear in Note 5 of Notes to the Financial Statements.

        The Nomination Committee is comprised of Mr. Weston (Chairman), all the other non-executive directors and Mr. Brookes and meets at least once a year. It is responsible for reviewing the composition and structure of the Board and for identifying and recommending candidates for executive and non-executive appointments. Executive search consultants are used by the Committee to assist this process as appropriate.

        The Remuneration Committee is comprised of the independent non-executive directors, that is Mr. Beresford (Chairman), Mr. Cheng, Mr. Moley, Mr. Weston and Mr. Wyness and meets at least three times a year. The Committee is principally concerned with making recommendations to our Board on the framework of executive directors' remuneration and its cost and also with determining the specific remuneration package of each executive director and members of senior management, including incentive arrangements, pension rights and compensation payments.

        In addition to the standing committees described above, the Chief Executive chairs the Operations Management Team. This is a monthly meeting of the senior management and, following each meeting, the Chief Executive issues a summary report to the Board. The Operations Management Team develops and oversees corporate strategy and reviews annual business plans, budgets and operational and financial performance. It agrees and monitors policies and other matters not reserved to the Board.

Compensation of Directors and Senior Management

        Our administrative, supervisory and management personnel consists of the same group of people we refer to as our senior management.

        The aggregate compensation paid, including benefits in kind, by us and our subsidiaries to all 16 persons who were members of our Board and senior management during the year ended December 31,

2002, as a group (including the three individuals who ceased being members during the year), for services in all capacities for that year, totaled £2.5 million.

        The total amounts set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the members of our board and senior management were £0.6 million.

        The following table sets forth the total compensation for 2002 of each of our directors holding office during the year.

	Remuneration and fees	Benefits	Total
	(£ thousands)
Executive Directors
N Brookes	500.5	44.8	545.3
M Chung(1)	232.3	18.9	251.2
E Hutchinson	250.5	22.4	272.9
Non-Executive Directors
M Beresford	37.0	—	37.0
P Cheng	35.0	—	35.0
G Ennerfelt	30.0	—	30.0
R Moley	35.0	—	35.0
G Sarney(2)	66.7	1.4	68.1
J Weston(2)	22.5	—
J Wyness	89.3	—	89.3

(1)
My Chung receives his base salary in US dollars. An average exchange rate of £1 = $1.51 has been used in respect of 2002 remuneration.

(2)
The figures relate to the period of each director's Board membership. Mr. Weston was appointed to the Board in November 2002. Dr. Sarney died in April 2002.

        Details of bonus and pension arrangements for our Executive Directors are set out in Note 10 of Notes to the Financial Statements.

Employees

        As of December 31, 2002, we employed approximately 4,500 employees, including approximately 2,764 employees in manufacturing and product development, approximately 1,290 selling and distribution employees and approximately 446 administrative employees. As of the same date, approximately 1,137 of our employees were located in the United Kingdom and approximately 2,117 were located in North America. The remainder were based in other locations in continental Europe, South America, Asia, Africa and Australasia. We are predominantly non-unionized with good labor relations and have no history of significant disputes.

Shares Held by Directors and Senior Management

        The following table sets forth, as of June 2, 2003, the beneficial and non-beneficial interests held in respect of the number of our shares by persons who were members of our Board of Directors. Other than Mr. Ennerfelt (see below), no director or other member of our senior management beneficially owns more than 1% of our shares.

	Beneficial interests	Non-beneficial interests(1)	Options and rights to acquire Ordinary shares	Performance units granted under the Long Term Share Purchase Plan(2)	Rights under the Stock Appreciation Rights Plan
Executive Directors
N Brookes	2,947,083	26,315	3,602,135	123,000	—
M Chung(3)	31,377	39,620	3,131,609	50,000	42,740
E Hutchinson	726,210	12,171	2,129,726	62,000	—
Non-Executive Directors
M Beresford	65,225	—	—	—	—
P Cheng	7,250	—	—	—	—
G Ennerfelt(4)	131,000,000	—	—	—	—
R Moley	1,010,000	—	—	—	—
J Weston	1,600,000	—	—	—	—
J Wyness	346,037	—	—	—	—
Senior management as a group(3)	4,751,314	78,886	15,178,091	235,000	42,740
All directors and senior management as a group(3)	138,779,826	78,886	15,178,091	235,000	42,740

(1)
The non-beneficial interests of Mr. Brookes and Mr. Hutchinson relate to a deferred cash bonus award earned during 2000 pursuant to the rules of the annual incentive bonus scheme. The bonuses were used to purchase shares in the market on February 28, 2001 and are being held in an Employee Share Ownership Trust for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in our employment, the beneficial share interests will be released to them. The non-beneficial interest in respect of Mr. Chung exists in a similar manner to that described for Mr. Brookes and Mr. Hutchinson, except that Mr. Chung's interest arises from a deferred cash bonus of $175,000 made on a discretionary basis on May 9, 2001, in recognition of his promotion to the Board.

(2)
One performance unit equals one Ordinary share.

(3)
The total number of options and purchase rights to acquire Ordinary shares shown against Mr. Chung and against senior management include a provisional interest in 17,653 purchase rights granted at a provisional exercise price of 14.25 pence per Ordinary share under the terms of the Company's Employee Stock Purchase Plan. The final exercise price and number of purchase rights exercisable under this plan cannot be determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

(4)
Mr. Ennerfelt, who joined the Board on December 19, 2000 following completion of the acquisition of Hekimian Laboratories Inc., is also President and Chief Executive Officer of Axel Johnson AB. He has the above connected beneficial interest in us through the shareholding of

  Lexa BV (an Axel Johnson Group company), which was the registered holder of 108,398,257 Ordinary shares issued, credited as fully paid, as part consideration for the acquisition of Hekimian. Since that time Lexa BV has acquired additional Ordinary shares in Spirent plc.

Share Schemes and Related Information

        We have five different share incentive plans under which employees currently may be granted share options, purchase rights or stock appreciation rights. There are also seven additional share plans with options, performance units or rights which remain outstanding but are now closed to new grants to employees, including three plans that were assumed or adopted in connection with the acquisitions of Netcom, Zarak and Caw.

        At June 2, 2003 the following options and purchase rights over Ordinary shares had been granted and remained outstanding under our various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant for the 3:1 share split effected in May 2000 and for the rights issues effected in 1993 and December 2000 in accordance with the individual scheme rules:

Option Scheme	Option/purchase right exercise dates	Exercise price per share (p)	Number of outstanding options/ purchase rights
Discretionary Schemes:
1985 Executive Share Option Scheme	04.22.97–04.26.05	102–108	68,739
1995 Executive Share Option Scheme	04.29.99–24.03.13	16–598	23,337,799
International Executive Share Option Scheme	04.11.98–04.10.05	104	174,139
Spirent Stock Option Plan	11.05.01–05.07.10	6–617	78,451,151
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99–19.07.09	15–151	11,962,306
Zarak Amended and Restated Stock Option Plan	11.14.00–12.11.10	127–572	826,853
Caw Amended and Restated Stock Plan(1)	15.08.02–26.06.12	17.7–23.6(1)	870,523
All Employee Share Save Schemes:
UK Savings Related Share Option Scheme(2)	01.01.03–05.31.10	41–583	4,734,050
US Employee Stock Purchase Plan(3)	01.01.04	14	3,500,000
Global All Employee Share Purchase Plan(3)	01.01.04	14	350,000

Total			124,275,560

(1)
Exercise prices per share for options under the Caw Amended and Restated Stock Plan are denominated in US dollars and are expressed as US cents in the above table.

(2)
We have established a qualifying employee share ownership trust to honor the contractual commitment to deliver our shares against the valid exercise of outstanding options under the scheme. Spirent Quest Limited, a wholly-owned subsidiary, acts as sole trustee to our qualifying employee share ownership trust. As at June 2, 2003 the trustee held 3,508,136 Ordinary shares.

(3)
The exercise price and number of purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (usually 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of an Ordinary share, less the applicable 15% discount, as at the date of grant.

        We also operated the Stock Appreciation Rights Plan and the Long Term Share Purchase Plan, both of which have utilized shares purchased in the market and have not involved the issue of new shares. As at June 2, 2003 the following were outstanding under each plan:

Stock Appreciation Rights Plan

Rights exercise dates	Rights price (pence)	Number of rights outstanding
9.10.00-06.29.10	182-416	3,555,723

Long Term Share Purchase Plan

Performance unit vesting date	Value of performance unit (pence)	Number of performance units
04.09.07	305	258,000

        Shares held in an Employee Share Ownership Trust may be used to satisfy awards under the Stock Appreciation Rights Plan and the Long Term Share Purchase Plan. At June 2, 2003 the Trust held 9,064,985 Ordinary shares.

        Further information on our share incentive plans are provided in Note 10 and Note 32 of Notes to the Financial Statements included elsewhere in this document.

        The following tables provide further summary information in respect of options and other rights to purchase our Ordinary shares and awards of performance units under the Spirent Long Term Share Purchase Plan for each of our directors as at June 2, 2003. Other than as set forth below, none of our directors holds any options to purchase our shares or performance units under the Long Term Share Purchase Plan. Each option or performance unit was granted without monetary consideration. Information relating to ownership of share options or performance units by employees, other than executive directors, is not required to be, and has not been, disclosed by us in the United Kingdom. Our directors and senior management as a group held options, purchase rights and stock appreciation rights to purchase 15,178,091 shares and also 235,000 performance units as of June 2, 2003.

Options to Acquire Shares—Directors

	Plan type(1)	Options over /rights to acquire Ordinary shares	Date of grant	Exercise price (pence)	Date first exercisable	Expiry date
N Brookes	ESOS	221,068	09.30.96	136	09.30.99	09.29.06
	ESOS	30,410	04.23.97	118	04.23.00	04.22.07
	ESOS	43,922	04.27.98	152	04.27.01	04.26.08
	ESOS	149,590	05.11.00	334	05.11.03	05.10.10
	ESOS	205,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	18,145	10.05.01	93	12.01.06	05.03.07
	ESOS	468,000	04.02.02	134	04.02.05	04.01.12
	ESOS	774,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,692,000	03.25.03	16	03.25.06	03.24.13

M Chung	ESOS		93,482	07.16.98	163	07.16.01	07.15.08
	ESOS		112,734	04.01.99	133	04.01.02	03.31.09
	SSOP		341,921	05.11.00	334	05.11.01	05.10.07
	ESOS		65,819	05.11.00	334	05.11.03	05.10.10
	SARP		42,740	05.12.00	335	05.12.01	05.11.10
	SSOP		250,000	12.08.00	613	12.08.01	12.07.07
	SSOP		195,000	04.09.01	305	04.09.02	04.08.08
	ESOS		80,000	04.09.01	305	04.09.04	04.08.11
	SSOP		750,000	04.02.02	134	04.02.03	04.01.09
	ESPP	(2)	17,653	01.01.03	14	01.01.04	01.01.04
	ESOS		225,000	03.25.03	16	03.25.06	03.24.13
	SSOP		1,000,000	03.25.03	16	03.25.04	03.24.10
E Hutchinson	ESOS		17,652	04.27.95	108	04.27.98	04.26.05
	ESOS		42,928	04.29.96	140	04.29.99	04.28.06
	ESOS		33,786	04.23.97	118	04.23.00	04.22.07
	ESOS		29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS		12,363	10.22.98	83	01.01.06	06.30.06
	ESOS		75,156	04.01.99	133	04.01.02	03.31.09
	ESOS		55,562	05.11.00	334	05.11.03	05.10.10
	ESOS		105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS		8,693	10.05.01	93	12.01.08	05.31.09
	ESOS		234,000	04.02.02	134	04.02.05	04.01.12
	ESOS		387,000	05.02.02	113	05.02.05	05.01.12
	ESOS		1,128,000	03.25.03	16	03.25.06	03.24.13

(1)
Key to plan type:

  ESOS—Executive Share Option Scheme: options held under these schemes include enhanced performance conditions which are required to be satisfied prior to the vesting of any option.

  ESPP—Employee Stock Purchase Plan: a savings-related all-employee share plan offered to US employees on a similar basis to the SRSOS in the UK. The key difference being that the number of shares subject to the Plan cannot be determined at the outset.

  SARP—Stock Appreciation Rights Plan: this discretionary plan was introduced on an interim basis to replace a similar pre-existing plan for certain employees within the Communications group.

  SRSOS—Savings Related Share Option Scheme: options held under this scheme, which is open to all UK eligible employees, including executive directors.

  SSOP—Spirent Stock Option Plan: this is a discretionary plan operated primarily for the benefit of selected employees within the Communications group.

  Further Information on Spirent's share incentive plans can be found in Notes 10 and 32 of the Notes to the Financial Statements.

(2)
The exercise price and number of purchase rights exercisable under this plan cannot be ultimately determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share as at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

Performance Units Under the Long Term Share Purchase Plan—Directors

Name	Performance units(1)	Date of grant	Value on date of award (pence)	Vesting date subject to performance criteria being achieved
N Brookes	123,000	4.9.01	305	4.9.07
M Chung	50,000	4.9.01	305	4.9.07
E Hutchinson	62,000	4.9.01	305	4.9.07

Total Performance Units held by Directors:	235,000

(1)
One performance unit equals one Ordinary share.

Rights under the Stock Appreciation Rights Plan—Directors

	Number of rights	Rights price (pence)	Date of grant	Date first exercisable	Expiry date
N Brookes	—	—	—	—	—
E Hutchinson	—	—	—	—	—
M Chung	42,740	335	5.15.00	5.15.01	5.14.10

Total Rights held by Directors:	42,740

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The table below sets forth certain information regarding notifiable interests in our shares as of June 12, 2003 (being the last practicable date prior to the publication of this report) for each person notified to us who owns more than 3% of our shares.

Name of substantial shareholder	Number of shares held	Percentage held
Lexa BV(1)	131,000,000	13.89
FMR Corporation and Fidelity International Ltd	81,984,043	8.69
Prudential plc	46,771,586	4.96
Morgan Stanley Securities Ltd	35,579,131	3.77
Legal & General plc	34,193,296	3.63

(1)
We acquired Hekimian Laboratories Inc. ("Hekimian") in December 2000 through the acquisition of the entire issued share capital of Lexa International Corporation, the indirect parent company of Hekimian. Part of the acquisition consideration was satisfied by the issue of the 108,398,257 Ordinary shares. Lexa BV is controlled by Mrs. Antonia Ax:son Johnson, who is the ultimate controlling party. Mrs. Johnson is the spouse of Mr. Ennerfelt, a Non-Executive Director of Spirent plc.

        To our knowledge, as of June 12, 2003, no other shareholder held more than 3% of our issued shares.

        The acquisitions made during 2000 were each funded in part through the issue of new Ordinary shares, which resulted in the dilution of the relative holdings of shareholders existing prior to these transactions and a new significant shareholder as shown in the table above. In addition, the ongoing exercise of stock options and purchase rights under various employee stock plans continues to further dilute the relative holding of significant shareholders.

        At February 20, 2002, Lexa BV was our largest shareholder with 11.61% of our issued share capital and Prudential plc, Halifax plc and Legal & General plc were our second, third and fourth largest shareholders, holding 4.93%, 3.59%, and 3.01% of our issued share capital respectively. At February 28, 2001, Lexa BV was our largest shareholder with 11.7% of our issued share capital, and Prudential plc was our second largest shareholder with 5.03% of our issued share capital. At March 2, 2000, Prudential was our largest shareholder, holding 10.96% of our issued share capital, and Halifax was our second largest shareholder, with 4.94% of our issued share capital. At March 10, 1999 Prudential was our largest shareholder, holding 10.10% of our issued share capital, and Halifax plc was still the second largest shareholder, with 4.89% of our issued share capital.

        Under Sections 198-201 of the Companies Act 1985 shareholders have a duty to give notice to a company when their beneficially held interest first reaches 3% of the issued share capital, when it falls below that level and when the beneficially held interest changes by at least one percentage point. If a shareholder holds beneficial and non-beneficial interests of 10% or more of the issued share capital, he must notify the company when the aggregate holding falls below that level and when aggregate holdings change by at least one percentage point. Once a shareholder has beneficial and non-beneficial interests representing less than 10% of the issued capital, only the beneficially held element of the shareholding needs be disclosed. As a result of these differing reporting and notification requirements, the figures given in the paragraph above may show a volatility in the holdings of our larger investors, which is not representative of the true figure.

        The shareholders listed in the above table do not have voting rights different from those of our other shareholders.

        As at June 2, 2003, 3,820,179 of our Ordinary shares were held by shareholders who had a US address on the share register. There were 194 record holders of our Ordinary shares in the United States. As at June 2, 2003, 8,699,028 Ordinary shares represented by ADSs were held in the United States, of which 8,694,236 are registered to the Depository Trust Company. As the share register does not hold records of trusts or complete details of nominees holdings, it is possible that there are greater numbers of beneficial shareholdings held by residents in the United States. We believe approximately 10% of our Ordinary issued share capital is held by US investors either directly, through the ADS facility or through nominee accounts.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or other corporations, by any foreign government or by any other natural or legal person or persons severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of our control.

Related Party Transactions

        Except for the disposal of our interests in the WAGO joint venture (as further described in "Liquidity and Capital Resources" in Item 5 above and in "Material Contracts" in Item 10 below), we have not engaged in any related party transactions since January 1, 2002, other than any such transactions between us and our subsidiaries or among our subsidiaries.

ITEM 8.    FINANCIAL INFORMATION

Historical Financial Information

        Our audited consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are set out elsewhere in this annual report.

        Earnings and dividends per share for prior periods have been restated to reflect the 3:1 share split approved by our shareholders on May 11, 2000.

Significant Changes

        Other than as described in "Recent Developments" in Item 5 above and Note 36 of Notes to the Financial Statements no significant change has occurred to our financial position since December 31, 2002, the date of the most recent financial statements included in this annual report.

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

        An interim dividend of 1.35 pence per share was paid to shareholders in November 2002. A final dividend will not be paid in respect of the year ending December 31, 2002 nor will a dividend be paid in respect of the year ending December 31, 2003. This compares to a final dividend for the year ended December 31, 2001 of 3.00 pence and a total dividend that year of 4.35 pence. The Board intends to keep future dividend policy under review but any future dividend payments will be dependent on trading outlook and the availability of distributable reserves.

        In addition as a result of amendments to our borrowing terms, we are restricted from paying dividends, until certain financial requirements are met (which cannot occur prior to June 30, 2004) (see "Liquidity and Capital Resources" in Item 5 below).

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

December 2000 and the high and low closing price of our ADSs on the New York Stock Exchange since we listed on July 10, 2001.

	Spirent Shares			Spirent ADSs
	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(£)		No. of shares ('000)	(£)		No. of ADSs
Most recent six months
May 2003	0.29	0.22	7,077	1.85	1.37	12,629
April 2003	0.21	0.15	3,942	1.35	1.00	8,314
March 2003	0.19	0.12	8,683	1.17	0.82	6,876
February 2003	0.23	0.10	17,291	1.43	0.75	21,263
January 2003	0.23	0.18	9,622	1.44	1.00	15,790
December 2002	0.19	0.16	9,412	1.20	0.95	26,262
Two most recent full financial years and subsequent period
2003
Second quarter (through May 31, 2003)	0.29	0.15	5,519	1.85	1.00	10,471
First quarter	0.23	0.10	11,744	1.44	0.75	14,426
2002
Fourth Quarter	0.37	0.06	17,961	2.25	0.60	23,598
Third Quarter	0.87	0.36	6,354	5.55	2.35	989
Second Quarter	1.34	0.83	6,257	7.99	5.15	2,969
First Quarter	1.92	1.26	5,557	11.00	7.30	1,355
2001
Fourth quarter	1.99	0.72	9,572	11.25	4.50	5,275
Third quarter	2.29	0.83	7,182	11.50	5.15	5,306
Second quarter	4.39	1.70	7,602	NA	NA	NA
First quarter	6.10	3.49	6,051	NA	NA	NA
Five most recent full financial years
2002	1.92	0.06	9,071	11.00	0.60	7,227
2001	6.10	0.72	7,655	11.50	4.50	5,289
2000	6.88	2.78	3,116	NA	NA	NA
1999	3.35	1.06	2,350	NA	NA	NA
1998	1.87	0.95	1,611	NA	NA	NA

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

Material Contracts

        Following is a summary of the contracts entered into by any member of our group during the last two years which are material to our group as a whole:

  •
  Amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders relating to the note purchase agreement dated November 23, 1999, as amended, under which certain amendments to the terms of our senior unsecured notes were made including a pre-payment of $73.8 million following which $6.4 million remains outstanding with a maturity of November 23, 2006 and $137.8 million with a maturity of November 23, 2009. The applicable interest rate on the outstanding notes has been increased to a weighted average of 9.45% per annum which will decrease if certain financial requirements are satisfied. In the period up to the financial requirements being met (which cannot occur prior to June 30, 2004) we will be restricted, among others, from paying dividends and be required to obtain the noteholders' consent for acquisitions and divestments, subject to limited exceptions. We will also be required to obtain the approval of the noteholders for the divestment of certain significant subsidiaries for the remaining term of the notes.

  •
  Supplemental Agreement dated March 11, 2003 between Spirent and HSBC Investment Bank plc ("HSBC") (as agent) relating to the credit facility agreement dated June 14, 1999 (as amended by a supplemental agreement dated July 15, 1999, a syndication agreement dated August 16, 1999, two further supplemental agreements each dated November 15, 2000 and a supplemental agreement dated March 6, 2002) whereby an amount was repaid under the multi-currency revolving credit and the facility reduced to £75 million. The interest rate margin has increased to 1.75% per annum until the delivery of a compliance certificate for the testing period ending June 30, 2003. Certain of the financial covenant ratios will be tested quarterly and we are subject to certain restrictions, among others, on incurring further debt, providing further security and acquisitions and disposals until the expiry of the facility in July 2004.

  •
  On March 11, 2003 we divested our entire holding in our WAGO business by entering into four separate agreements with members of the Hohorst family and companies controlled by them, two in relation to the disposal of our interests in the companies comprising WAGO Germany (the "German Agreements"), one in relation to the disposal of our interest in WAGO Switzerland (the "Swiss Agreement") and one in relation to the disposal of our nominal holdings in Hohorst Familien Holding (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH (the "Nominal Holdings Agreement"):

  •
  German Agreements—Share sale and purchase agreement dated March 11, 2003 between Spirent GmbH, Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH, under which Spirent GmbH agreed to sell its shareholding in WAGO Kontakttechnik GmbH to Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH. By another share sale and purchase agreement dated March 11, 2003 between Spirent GmbH and Sven-Michael Hohorst, Spirent GmbH agreed to sell its shareholding in WAGO-Verwaltungs GmbH to Sven-Michael Hohorst. The total consideration payable under the German Agreements was €83.0 million (£57.2 million). Spirent has given warranties only as to its title to the shares in WAGO

    Germany. Spirent's liability for breach of warranty is limited to €83.0 million (£57.2 million), being an amount equal to the total consideration payable under the German Agreements, and any claim for breach of warranty must be brought prior to March 11, 2033.

  •
  Swiss Agreement—Share sale and purchase agreement dated March 11, 2003 between Spirent BV, Hohorst Familien Holding (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH, under which Spirent BV agreed to sell its shareholding in WAGO Switzerland to Hohorst Familien Holding (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH for a consideration of CHF7.4 million (£3.5 million). Spirent's liability for breach of warranty as to its title to the shares in WAGO Switzerland is limited to CHF7.4 million (£3.5 million), being an amount equal to the total consideration payable under the Swiss Agreement. Any claim for breach of warranty must be brought prior to December 31, 2007.

  •
  Nominal Holdings Agreement—Share sale and purchase agreement dated March 11, 2003 between Spirent GmbH and Gesellschaft burgerlichen Rechts Wolfgang and Sven-Michael Hohorst, represented by its partners Wolfgang Hohorst and Sven-Michael Hohorst, under which Spirent GmbH agreed to sell the one share that it holds in each of Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH to Gesellschaft burgerlichen Rechts Wolfgang and Sven-Michael Hohorst for a nominal consideration of €200 (£138). In other respects the terms of the Nominal Holdings Agreement are substantially the same as those of the German Agreements, save where required to reflect the different shareholdings and identities of the parties.

  •
  Stock purchase agreement dated October 16, 2001 between Caw Networks, Inc. ("Caw") and Spirent Holdings Corporation ("SHC"), under which SHC acquired an approximate 15% interest in Caw for cash consideration of $9.1 million, including expenses. By a merger agreement dated July 21, 2002 between the shareholders in Caw and SHC, SHC acquired the remaining approximate 85% interest in Caw for an initial consideration of $49 million comprising approximately $45 million of cash and $4 million of Spirent shares issued in connection with outstanding options in Caw. In the event that the Caw business meets certain revenue and other performance criteria during the 2003 financial year, deferred consideration will be payable to the sellers up to a maximum number of our Ordinary shares of approximately 31.3 million. The deferred consideration may be paid, at our option, in cash in an amount equivalent to the market value of such Ordinary shares, subject to a floor and cap on market value of £1.20 and £2.40 per Ordinary share respectively. The stock purchase agreement and the merger agreement contain warranties and indemnities in favour of SHC in relation to Caw.

  •
  Supplemental Agreement dated March 6, 2002 between Spirent and HSBC as agent, pursuant to which the facility granted under the credit facility dated June 14, 1999, was reclassified from an amortizing term loan facility to an amortizing revolving credit facility.

  •
  Stock and asset purchase agreement dated February 19, 2002 between Spirent International Inc, Autronics Corporation, Penny & Giles International plc, Spirent GmbH, Spirent and Curtiss-Wright Flight Systems Inc under which we divested certain assets and shares of our aerospace components businesses for an aggregate cash consideration of $60 million. The divestment was completed on April 1, 2002.

  •
  Stock purchase agreement dated September 10, 2001 between Spirent, Spirent BV, Spirent International Inc, Spirent GmbH and the General Electric Company under which we divested our Sensing Solutions group of companies for an aggregate cash consideration of $220 million. The divestment was completed on November 9, 2001.

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

  •
  upon the prior United Kingdom-United States Income Tax Convention (the "Prior Treaty") the New United Kingdom-United States Income Tax Convention (the "New Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes (the "Estate Tax Treaty") as in effect on the date of this annual report; and

  •
  in part upon representations of The Bank of New York, as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

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

        You should consult your own tax advisors as to the particular tax consequence to you under UK, US federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary shares. For US federal income tax purposes, holders of ADSs will be treated as owners of the underlying Ordinary shares attributable thereto and the discussion of US federal income tax consequences to holders of ADSs applies as well to holders of Ordinary shares except as otherwise indicated.

  United Kingdom Tax Consequences

        The following discussion of material UK tax consequences is the opinion of Linklaters, our UK tax counsel.

Taxation of Dividends and Distributions

        Under current UK taxation legislation, no tax will be withheld from cash dividend payments by us.

        The New Treaty applies to dividend payments from May 1, 2003. Had you been entitled to greater benefits under the Prior Treaty, you could elect to continue to apply the Prior Treaty up to and including April 30, 2004.

New Treaty

        Because payments of dividends by us to you are not subject to a UK withholding tax, it is not necessary to apply under the New Treaty in order to receive dividends free of, or subject to a reduced rate of, withholding. Unlike the Prior treaty (see below), the New Treaty does not provide for US holders of Ordinary shares or ADSs to have any entitlement in respect of any tax credit to which an individual resident in the United Kingdom would be entitled on dividends paid by us.

Prior Treaty—Effect of UK Tax Credit

        Although the Prior Treaty provides for US holders of Ordinary shares or ADSs to have an entitlement in respect of tax credits on dividends paid by us, to which an individual resident in the United Kingdom would have been entitled had he received the dividend, you will not receive any actual payment from the UK Inland Revenue in respect of any such tax credit. This is because the Prior Treaty provides for a notional UK withholding tax, at the rate of 15%, which exceeds the tax credit of 10%.

Taxation of Capital Gains

        Subject to the provisions set out in the next paragraph in relation to temporary non-residents, you will not ordinarily be liable for UK tax on capital gains realized on the sale or other disposal of Ordinary shares or ADSs, unless you carry on a trade, profession or vocation in the United Kingdom through a branch or agency and the Ordinary shares or ADSs are or have been used for the purposes of the branch or agency, in which case you may, depending on the circumstances, be liable to UK tax on capital gains on any sale or other disposal of the Ordinary shares or ADSs. Proposed legislation, intended to enter into force in 2003, would amend the above so that corporate US holders of Ordinary shares or ADSs would be liable to UK tax on capital gains if they carried on a trade through a United Kingdom permanent establishment. The proposed legislation is not final and may be subject to change.

        A holder of Ordinary shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom but who again becomes resident or ordinarily resident in the United Kingdom within a period of, broadly, less than five years and who disposes of Ordinary shares or ADSs during that period may also be subject to UK tax on capital gains (subject to any available exemption or relief), notwithstanding that he is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

United Kingdom Inheritance Tax

        The Ordinary shares and ADSs are assets situated in the United Kingdom for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under special rules relating to long residence or previous domicile. For UK inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements holding Ordinary shares or ADSs, bringing them within the charge to inheritance tax.

        An Ordinary share or ADS held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the United Kingdom for the purposes of that treaty generally, will not be subject to UK inheritance tax on the individual's death or on a gift of the Ordinary share or ADS during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid except where the Ordinary share or ADS:

  (a)
  is part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom; or

  (b)
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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)

        UK stamp duty (rounded up to the nearest £5) or SDRT will (subject to specific exceptions) be payable at the higher rate of 1.5% or the amount or value of the consideration or in some circumstances the value of shares in registered form on a transfer or issue;

  (a)
  to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

  (b)
  to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. This would include transfers of Ordinary shares in registered form to the Custodian for deposit under the ADR deposit agreement. SDRT, at the rate of 1.5% of the value of the Ordinary shares, could also be payable in these circumstances, and on issue to such a person, but no SDRT will be payable if stamp duty equal to that SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of Ordinary shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total. In accordance with the terms of the ADR deposit agreement, any tax or duty payable by the Custodian on any such transfers of Ordinary shares in registered form will be charged by the Custodian to the party to whom ADRs are delivered against such transfers.

        Clearance services may opt, with the UK Revenue's approval, under certain conditions for the normal rate of stamp duty and SDRT (0.5%) to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to a transfer of shares into the clearance service.

        No UK stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remain at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT.

        Subject to some exceptions, a conveyance, transfer or sale of Ordinary shares in registered form will attract ad valorem UK stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed UK stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer will normally be payable on an agreement to transfer shares. If, within six years of the date on which such agreement was made (or, if such agreement was conditional, the date on which the condition is satisfied), an instrument transferring the shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid the liability to pay such tax, but not necessarily interest and penalties, would be canceled. Stamp duty and SDRT are chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

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

        Recently enacted legislation reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Unless we are classified as a passive foreign investment company (see below), dividends paid with respect to our ADSs will qualify for the 15% maximum rate. We believe that dividends paid to direct holders of our Ordinary shares will likewise qualify for the 15% maximum rate, but no assurance in this regard can be given until the US Treasury Department issues further guidance. Special rules apply for purposes of determining a recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each US holder who is an individual to consult his or her own tax advisor regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

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

        Under the Prior Treaty, certain holders of our Ordinary shares and ADSs were eligible to claim a US foreign tax credit for certain notional UK withholding taxes if the holder elected to include the UK tax credit amount in income. You should be aware, however, that under the New Treaty, you will no longer be able to claim this foreign tax credit. However, you may elect to continue to apply the previous treaty in this respect up to and including April 30, 2004. You are urged to consult your own tax advisor with regard to your eligibility for claiming a US foreign tax credit and the procedures for claiming the credit.

Taxation of Capital Gains

        Upon the sale or exchange of an Ordinary share or ADS, you will recognize a gain or a loss for US federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Ordinary share or ADS. Subject to the discussion below under ``Passive Foreign Investment Company Considerations," such gain or loss will be a capital gain or loss and will be a long-term capital gain if you have held the Ordinary share or ADS for more than one year. Gain or loss will generally be treated as US source gain or loss. Recently enacted legislation generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares in taxable years beginning on or before December 31, 2008.

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

        If we were classified as a PFIC, you would be subject to certain adverse US tax consequences, including the possible characterization of gain with respect to the Ordinary shares or ADSs as ordinary, the possible imposition of an interest charge on taxes you would be deemed to have deferred and the unavailability of the reduced 15% tax rate on dividends.

        You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of Ordinary shares or ADSs.

Reportable Transactions

        Under recently promulgated US Treasury Department regulations, you must attach to your US federal income tax return a disclosure statement on Form 8886 if you participate in a "reportable transaction." You should consult your own tax advisor as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary shares or ADSs, or any related transaction, including the disposition of any pounds sterling received as a dividend or as proceeds from the sale of Ordinary shares or ADSs.

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

        The major treasury activities involve raising finance and managing the Group's interest rate and currency exposures. Financial instruments are used to manage these exposures when deemed appropriate. A framework of policies and guidelines has been laid down by the Board and are subject to regular review. Speculative treasury transactions are expressly forbidden.

        Our policy is to finance our operations through a combination of retained earnings and external financing. Spirent raises the majority of the funding for the Group. Debt is principally sourced from the syndicated bank market and the US private placement market.

Interest rate management

        Through an optimum mix of fixed and floating debt and the use of interest rate swaps, our aim is to reduce the volatility of the interest charge. At December 31, 2002, the Group's borrowings were composed of 20% of fixed rate debt. This excludes $163.4 million of private placement notes which have been swapped into floating rates through the use of a seven-year swap, callable at the counterparties' option at six monthly intervals commencing May 2003.

        We use derivative instruments, as approved by our Board, to manage our interest rate exposures on our debt and cash positions as appropriate.

Currency management

        Currency exposures arise from trading transactions undertaken by our subsidiaries in foreign currencies and on translation of the operating results and net assets of our overseas subsidiaries.

        Exposure to the US dollar is our largest single currency exposure and a movement against the pound sterling by 1% from the rate at December 31, 2002, if maintained over the whole year based on 2002 results, would affect reported profits by approximately £0.2 million.

        Subsidiaries are required to hedge material transactional exposures against their local currency, using forward contracts. The Group Treasury, by means of forward foreign exchange contracts, carries out the majority of this hedging activity.

        We do not hedge translation exposures on translation of the operating results or net assets of our overseas subsidiaries since these are accounting not cash exposures. Where possible we aim to match the currency of borrowing with the currency profile of profits and net assets, this provides a partial hedge against these translation exposures.

        Details of the currencies of financial assets and liabilities are illustrated in Note 30 of Notes to the consolidated financial statements. At December 31, 2002 our balance sheet was 70% hedged against translation exposure.

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

   As at December 31, 2002

	Expected to Mature Before December 31
	2003	2004	2005	2006	2007	There- after	Total	Fair Value
	(£ millions, except percentages)
Long-term Debt:
Fixed rate (US$)	0.2	0.2	0.2	6.4	0.2	29.8	37.0	40.9
Average interest rate	7.0%	7.0%	7.0%	7.9%	7.0%	8.4%	8.3%
Fixed rate (other currencies)	0.2	0.2	0.2	0.3	0.2	0.5	1.6	1.1
Average interest rate	10.2%	10.2%	10.2%	10.2%	10.2%	4.0%	8.2%
Variable rate (US$)	—	11.1	—	—	—	101.2	112.3	112.3
Average interest rate	—	2.0%	—	—	—	5.0%	4.7%
Variable rate (£)	—	84.4	—	—	—	—	84.4	84.4
Average interest rate	—	4.6%	—	—	—	—	4.6%

Exchange Rate Sensitivity

        The following information provides details of our derivative and other financial instruments by currency presented in pound sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rate movements while the table below presents amounts and weighted average contractual exchange rates of foreign currency forward exchange contracts held as at December 31, 2002. All forward exchange agreements mature within one year.

  Forward Exchange Contracts as at December 31, 2002

Currency	Pay for £ Contract Amount	Average Contractual Exchange Rate
	(£ millions)
US dollars	19.2	1.51
Others	—

Total	19.2

Deal value	19.9

Currency Exposure of Financial Assets and Liabilities

        The table shows the net unhedged monetary assets and liabilities of our Group companies as at December 31, 2002 that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

  Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.2	1.0	(0.1)	1.1
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	0.3	0.3	—	0.2	0.8
Other	(0.4)	2.8	—	0.1	2.5

	(0.4)	3.3	0.9	0.2	4.0

ITEM 15.    CONTROLS AND PROCEDURES

        As of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"), an evaluation was performed under the supervision, and with the participation, of the Company's management, including the Chief Executive and Group Finance Director, of the effectiveness of the design and operation of Spirent's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation, Spirent's management, including the Chief Executive and Group Finance Director, concluded that Spirent's disclosure controls and procedures were effective in all material regards to ensure that information required to be disclosed in the reports Spirent files and submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC. There have been no significant changes in Spirent's internal controls or in other factors that could significantly affect our internal controls subsequent to the Evaluation Date.

PART III

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

ITEM 19.    EXHIBITS

        All exhibits except those marked * (which are exhibited in this Annual Report) are exhibited in our Registration Statement filed with the Securities and Exchange Commission on Form 20-F or the Annual Report for the year end December 31, 2001 filed with the SEC on Form 20-F and are incorporated herein by reference.

Exhibit No		Description
1.1		Memorandum and Articles of Association of Spirent plc
2.1		Form of Deposit Agreement as amended and restated as of May 5, 2000, as further amended and restated as of March 23, 2001, as further amended and restated as of July 10, 2001, among Spirent plc, the Bank of New York as Depositary and all Owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Spirent plc's annual report on Form F-6, filed on June 27, 2001)
4.1		Credit facility, dated December 15, 2000, for a loan facility of £50 million between Spirent plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc
4.2		Stock purchase agreement, dated November 16, 2000, between Lexa BV, Antonia Ax:son Johnson, Spirent plc and Spirent Holdings Corporation
4.3		Supplemental agreement dated November 15, 2000 between Spirent plc and HSBC Investment Bank plc
4.4		Credit Facility Agreement, dated June 14, 1999, for loan facilities of £440 million for Bowthorpe plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc
4.5		Stock Purchase Agreement, dated September 10, 2001 between Spirent plc, Spirent BV, Spirent International Inc, Spirent GmbH and the General Electric Company
4.6		Stock and Asset Purchase Agreement dated February 19, 2002 between Spirent International Inc, Autronics Corporation, Penny & Giles International plc, Spirent GmbH, Spirent plc and Curtiss-Wright Flight Systems Inc.
4.7		Supplemental Agreement, dated March 6, 2002 between Spirent plc and HSBC Investment Bank plc as agent
4.8	*	Stock Purchase Agreement dated October 16, 2001 between Caw Networks, Inc. and Spirent Holdings Corporation and Merger Agreement dated July 21, 2002 between the shareholders of Caw Networks, Inc. and Spirent Holdings Corporation
4.9	*	Amended and Restated Note Purchase Agreement dated March 11, 2003 between US Noteholders and Spirent plc
4.10	*	Supplemental Agreement dated March 11, 2003 between HSBC and Spirent plc
4.11	*	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH, Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH
4.12	*	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Sven Michael Hohorst
4.13	*	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent BV, Hohorst Familien Holdings (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH
4.14	*	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Gesellschaft burgerlichen Rechts Wolfgang und Sven Michael Hohorst
8.1	*	List of subsidiaries of Spirent plc, their jurisdiction of incorporation and the names under which they do business

12.1		Consent of Ernst & Young LLP (included on page F-2)
12.2		Consent of Allrevision Dornhof Kloss and Partner GmbH (included on page F-129)
12.3		Consent of Cherry, Bekaert & Holland LLP (included on page F-130)
12.4	*	Certification of Chief Executive Officer of Spirent plc pursuant to 18 United States Code §1350
12.5	*	Certification of Chief Financial Officer of Spirent plc pursuant to 18 United States Code §1350

SPIRENT plc
REPORT OF INDEPENDENT AUDITORS

To:
The Board of Directors
Spirent plc

We have audited the consolidated balance sheets of Spirent plc as at December 31, 2002 and 2001, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of WAGO-Kontakttechnik GmbH and WAGO Contact SA, in which the Company has 51% interests and included within the consolidated loss before taxation of £1,053.1 million, consolidated loss before taxation of £730.7 million and consolidated profit before taxation of £81.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, are their combined profits before taxation of £6.7 million, £8.8 million and £12.7 million, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for WAGO-Kontakttechnik GmbH and WAGO Contact SA, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spirent plc at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 37 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP
London, England April 4, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No 333-98607) pertaining to the Spirent plc employee benefit plans listed on the facing sheets thereof of our report dated April 4, 2003, with respect to the consolidated financial statements and schedule of Spirent plc included in its Annual Report (Form 20-F) for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP
London, England June 17, 2003

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2002
		Continuing operations
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		634.5	—	634.5
Less: share of joint venture's turnover		(75.6)	—	(75.6)

Group Turnover	2,3	558.9	—	558.9
Cost of sales		(336.4)	(4.4)	(340.8)

Manufacturing Margin		222.5	(4.4)	218.1
Operating expenses	4	(228.1)	(960.5)	(1,188.6)

Operating Loss	2,3,5	(5.6)	(964.9)	(970.5)

Operating Exceptional Items
Goodwill impairment	7	—	923.3	923.3
Other	6	—	41.6	41.6
Goodwill Amortization		56.1	—	56.1
Operating Profit before Goodwill Amortization and Exceptional Items		50.5	—	50.5

Income from interest in joint venture		7.4	—	7.4
Income from interests in associates		1.0	—	1.0
Amortization of goodwill on associates		(0.2)	—	(0.2)

Operating Loss of the Group, Joint Venture and Associates		2.6	(964.9)	(962.3)
Non-operating Exceptional Items
Loss on the disposal and closure of operations	35	—	(48.4)	(48.4)
Provision against investment in own shares		—	(30.1)	(30.1)

Loss before Interest		2.6	(1,043.4)	(1,040.8)

Interest receivable and similar income		4.0	—	4.0
Interest payable	9	(16.3)	—	(16.3)

Net interest payable		(12.3)	—	(12.3)

Loss before Taxation	2	(9.7)	(1,043.4)	(1,053.1)
Taxation	11	(8.4)	(18.5)	(26.9)

Loss after Taxation		(18.1)	(1,061.9)	(1,080.0)

Minority shareholders' interest—equity				(0.1)
Minority shareholders' interest—joint venture				(0.3)

Loss Attributable to Shareholders(1)				(1,080.4)

Dividends:
Interim 1.35 pence				(12.5)
Proposed final nil				—

Dividends				(12.5)

Loss for the Year				(1,092.9)

Basic Loss per Share	12			(117.12	)p
Headline Earnings per Share	12			3.40	p
Diluted Loss per Share	12			(117.12	)p

(1)
A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

		Year ended December 31, 2001
		Continuing operations			Discontinued operations	Total
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		803.3	—	803.3	76.8	880.1
Less: share of joint venture's turnover		(78.3)	—	(78.3)	—	(78.3)

Group Turnover	2,3	725.0	—	725.0	76.8	801.8
Cost of sales		(425.3)	(14.2)	(439.5)	(51.2)	(490.7)

Manufacturing Margin		299.7	(14.2)	285.5	25.6	311.1
Operating expenses	4	(280.3)	(745.3)	(1,025.6)	(18.7)	(1,044.3)

Operating Loss	2,3,5	19.4	(759.5)	(740.1)	6.9	(733.2)

Operating Exceptional Items
Goodwill impairment	7	—	724.6	724.6	—	724.6
Other	6	—	34.9	34.9	—	34.9
Goodwill Amortization		85.4	—	85.4	1.2	86.6
Operating Profit before Goodwill Amortization and Exceptional Items		104.8	—	104.8	8.1	112.9

Income from interest in joint venture		9.6	—	9.6	—	9.6
Income from interests in associates		1.3	—	1.3	—	1.3
Amortization of goodwill on associates		(0.1)	—	(0.1)	—	(0.1)

Operating Loss of the Group, Joint Venture and Associates		30.2	(759.5)	(729.3)	6.9	(722.4)
Non-operating Exceptional Items
Profit on the disposal and closure of operations	35	—	(2.8)	(2.8)	17.3	14.5

Loss before Interest		30.2	(762.3)	(732.1)	24.2	(707.9)

Interest receivable and similar income						3.4
Interest payable	9					(26.2)

Net interest payable						(22.8)

Loss before Taxation	2					(730.7)
Taxation	11					(32.6)

Loss after Taxation						(763.3)
Minority shareholders' interest—equity						0.2
Minority shareholders' interest—joint venture						(0.4)

Loss Attributable to Shareholders(1)						(763.5)

Dividends:
Interim 1.35 pence						(12.4)
Proposed final 3.00 pence						(27.6)

Dividends						(40.0)

Loss for the Year						(803.5)

Basic Loss per Share	12					(83.43	)p
Headline Earnings per Share	12					7.76	p
Diluted Loss per Share	12					(83.43	)p

(1)
A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

		Year ended December 31, 2000
		Continuing operations			Discontinued operations	Total
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		682.0	—	682.0	90.7	772.7
Less: share of joint venture's turnover		(76.0)	—	(76.0)	—	(76.0)

Group Turnover	2,3	606.0	—	606.0	90.7	696.7
Cost of sales		(317.5)	—	(317.5)	(60.6)	(378.1)

Manufacturing Margin		288.5	—	288.5	30.1	318.6
Operating expenses	4	(186.2)	(2.2)	(188.4)	(20.2)	(208.6)

Operating Profit	2,3,5	102.3	(2.2)	100.1	9.9	110.0

Operating Exceptional Items	6	—	2.2	2.2	—	2.2
Goodwill Amortization		24.3	—	24.3	1.4	25.7
Operating Profit before Goodwill Amortization and Exceptional Items		126.6	—	126.6	11.3	137.9

Income from interest in joint venture		13.3	—	13.3	—	13.3
Income from interests in associates		2.7	—	2.7	—	2.7

Operating Profit of the Group, Joint Venture and Associates		118.3	(2.2)	116.1	9.9	126.0
Non-operating Exceptional Items
Loss on the disposal and closure of operations	35	—	(18.1)	(18.1)	—	(18.1)
Profit on disposal of tangible fixed assets		—	3.2	3.2	—	3.2

Profit before Interest		118.3	(17.1)	101.2	9.9	111.1

Interest receivable and similar income						4.3
Interest payable	9					(33.6)

Net interest payable						(29.3)

Profit before Taxation	2					81.8
Taxation	11					(30.6)

Profit after Taxation						51.2
Minority shareholders' interest—equity						(0.1)
Minority shareholders' interest—joint venture						(0.4)

Profit Attributable to Shareholders(1)						50.7

Dividends:
Interim 1.35 pence						(8.8)
Proposed final 3.00 pence						(27.3)

Dividends						(36.1)

Profit for the Year						14.6

Basic Earnings per Share	12					7.40	p
Headline Earnings per Share	12					12.61	p
Diluted Earnings per Share	12					7.18	p

(1)
A summary of the significant adjustments to profit attributable to shareholders (net income) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2002	2001	2000
	(£ millions)
(Loss)/Profit Attributable to Shareholders	(1,080.4)	(763.5)	50.7
Gain on lapsed options	5.2	3.3	—
Exchange adjustment on subsidiaries, joint venture and associates	(23.0)	(0.2)	8.8
UK current taxation on exchange adjustment	0.1	(2.6)	(1.7)

Total Recognized Gains and Losses	(1,098.1)	(763.0)	57.8

The statement of comprehensive loss required under United States generally accepted accounting principles is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED BALANCE SHEET

		As at December 31
	Notes	2002		2001
		(£ millions)
Fixed Assets
Intangible assets	13		113.6		987.7
Tangible assets	14		110.0		137.6
Investments
Investment in joint venture	16
Share of gross assets		72.9		69.0
Share of gross liabilities		(22.8)		(24.7)

		50.1		44.3
Investment in associates	17	13.3		18.3
Other investments	18	2.1		34.1

			65.5		96.7

			289.1		1,222.0
Current Assets
Stocks	19	61.5		93.1
Debtors	20	97.3		143.4
Investments	23	0.1		0.3
Cash at bank and in hand	22	83.5		27.6

		242.4		264.4

Current Liabilities
Creditors due within one year	24	107.5		166.8
Loans and overdrafts	25	1.8		11.2

		109.3		178.0

Net Current Assets			133.1		86.4

Assets less Current Liabilities			422.2		1,308.4
Long-term Liabilities
Creditors due after more than one year	26		(252.6)		(210.1)
Provisions for Liabilities and Charges	27		(28.4)		(1.5)

Assets less Liabilities			141.2		1,096.8

Capital and Reserves
Called up share capital		31.3		31.1
Share premium account		696.1		728.7
Capital reserve		17.6		27.8
Capital redemption reserve		0.7		0.7
Merger reserve		—		264.4
Profit and loss account		(606.6)		41.7

Shareholders' Funds—Equity(1)			139.1		1,094.4
Minority Interests—Equity			2.1		2.4

			141.2		1,096.8

(1)
A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
	Notes	2002	2001	2000
		(£ millions)
Net Cash Inflow from Operating Activities	8	76.9	141.2	125.7
Dividends received from:
Joint venture		0.2	1.6	1.1
Associates		0.1	0.2	0.4
Returns on investments and servicing of finance	21	(10.8)	(23.9)	(22.7)
Taxation	21	(4.2)	(21.0)	(22.2)
Capital expenditure and financial investment	21	(25.8)	(57.7)	(59.5)
Acquisitions and disposals	21	6.4	149.6	(536.6)
Equity dividends paid		(40.2)	(39.8)	(27.7)
Management of liquid resources	21	0.2	3.6	50.6
Financing	21	53.8	(152.8)	480.2

Net Cash Inflow/(Outflow)(1)		56.6	1.0	(10.7)

Reconciliation of net cash flow to movement in net borrowings

		Year ended December 31
	Notes	2002	2001	2000
		(£ millions)
Net Cash Inflow/(Outflow)		56.6	1.0	(10.7)
Cash (inflow)/outflow arising from the change in debt and lease financing		(51.4)	157.7	47.9
Cash inflow arising from the change in liquid resources		(0.2)	(3.6)	(50.6)

Movement arising from Cash Flows	22	5.0	155.1	(13.4)
Loans and finance leases acquired with subsidiary	22, 34	(0.2)	—	(2.3)
Loan to acquire subsidiary	34	—	—	(13.9)
New finance leases	22	(0.2)	(0.8)	(2.5)
Exchange adjustment	22	12.7	(7.0)	(19.7)

Movement in Net Borrowings		17.3	147.3	(51.8)
Net borrowings at January 1	22	(179.1)	(326.4)	(274.6)

Net Borrowings at December 31	22	(161.8)	(179.1)	(326.4)

(1)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 37 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS

Share Capital

	Ordinary shares of 3 1/3 pence each
	Authorized		Issued and fully paid
	(Number in millions)	(£ millions)	(Number in millions)	(£ millions)
At January 1, 2000	675.0	22.5	622.5	20.8
Share options exercised	—	—	5.4	0.2
Increase in authorized share capital May 11, 2000(1)	150.0	5.0	—	—
Issued on acquisition of Net-HOPPER Systems, Inc	—	—	8.4	0.2
Issued on acquisition of Zarak Systems Corp	—	—	41.1	1.4
Increase in authorized share capital December 8, 2000(2)	275.0	9.2	—	—
Rights issue(3)	—	—	140.7	4.7
Issued on acquisition of Hekimian Laboratories, Inc	—	—	108.4	3.6

At December 31, 2000	1,100.0	36.7	926.5	30.9
Share options exercised	—	—	5.4	0.2
Zarak deferred shares(4)	—	—	1.3	—

At December 31, 2001	1,100.0	36.7	933.2	31.1
Increase in authorized share capital May 2, 2002(5)	150.0	5.0	—	—
Share options exercised	—	—	3.5	0.2
Issued on acquisition of Caw Networks Inc(6)	—	—	2.7	—

At December 31, 2002	1,250.0	41.7	939.4	31.3

(1)
At the Annual General Meeting held on May 11, 2000, shareholders gave authority for:

•
a 3:1 subdivision of the Company's Ordinary share capital on May 12, resulting in the nominal value of an Ordinary share being reduced from 10 pence to 3 1/3 pence:

•
the authorized share capital to be increased to £27,500,000 by the creation of a further 150,000,000 Ordinary shares.

(2)
The authorized share capital was further increased to £36,666,667 at an Extraordinary General Meeting held on December 8, 2000 by the creation of a further 275,000,000 Ordinary shares.

(3)
In accordance with the terms of the 5:24 rights issue completed in December 2000 in connection with the acquisition of Hekimian, 140,689,262 Ordinary shares were allotted, fully paid, on the basis of five Ordinary shares for every 24 Ordinary shares held for a consideration of 375 pence per share.

(4)
1,250,000 retention bonus shares were issued on November 12, 2001 in respect of a deferred acquisition obligation on Zarak Systems post fulfillment of the relevant performance criteria.

(5)
The authorized share capital was further increased to £41,666,667 at the Annual General Meeting held on May 2, 2002 by the creation of a further 150,000,000 Ordinary shares.

(6)
2,712,811 shares were issued, credited as fully paid, on August 15, 2002 in connection with the rollover of Caw Common Stock under a Caw employee stock plan into Spirent Ordinary shares.

(7)
At the Annual General Meeting held on May 2, 2002, shareholders gave authority for:

•
the Company to purchase up to 46,668,535 of its own Ordinary shares in the market subject to certain specified conditions.

  As at March 12, 2003, no purchases had been made or were contracted to be made under such authority.

The Notes to the Financial Statements form part of these Financial Statements.

Share Capital and Reserves

	Called up Share Capital	Share Premium Account(1)	Capital Reserve(1)	Merger Reserve(1)	Capital Redemption Reserve(1)	Profit and Loss Account	Total
	(£ millions)
At January 1, 2000	20.8	185.8	22.1	—	0.7	20.9	250.3
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	8.8	8.8
Taxation on exchange effect	—	—	—	—	—	(1.7)	(1.7)
Rights issue(5)	4.7	522.9	—	—	—	—	527.6
Share issue	0.2	9.8	(5.5)	—	—	—	4.5
Share issue—
acquisition of Zarak(6)	1.4	—	—	259.9	—	—	261.3
acquisition of Net-HOPPER(6)	0.2	—	—	53.7	—	—	53.9
acquisition of Hekimian(6)	3.6	—	—	671.7	—	—	675.3
Issue expenses	—	(4.9)	—	—	—	—	(4.9)
Profit retained	—	—	—	—	—	14.6	14.6
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	19.9	19.9
Obligation to issue share capital—acquisition of Zarak and Net-HOPPER	—	—	25.1	—	—	—	25.1

At December 31, 2000(2)(3)(4)	30.9	713.6	41.7	985.3	0.7	62.5	1,834.7
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(0.2)	(0.2)
Taxation on exchange effect	—	—	—	—	—	(2.6)	(2.6)
Share issue	0.2	14.4	(10.1)	—	—	—	4.5
Share issue acquisition retention bonuses	—	—	(0.5)	2.0	—	—	1.5
Loss for the year	—	—	—	—	—	(803.5)	(803.5)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	65.1	65.1
Lapsed acquisition related options	—	—	(3.3)	—	—	3.3	—
Contingent shares Net-HOPPER	—	0.7	—	(5.8)	—	—	(5.1)
Transfer from merger reserve	—	—	—	(717.1)	—	717.1	—

At December 31, 2001(2)(3)(4)	31.1	728.7	27.8	264.4	0.7	41.7	1,094.4
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(23.0)	(23.0)
Taxation on exchange effect	—	—	—	—	—	0.1	0.1
Share issue	0.1	5.7	(4.3)	—	—	—	1.5
Share issue—restricted stock(6)	0.1	1.8	—	—	—	—	1.9
Obligation to issue share capital—stock compensation	—	—	0.2	—	—	—	0.2
Obligation to issue share capital—acquisition expense	—	—	0.1	—	—	—	0.1
Shares transferred from trust	—	—	(1.0)	—	—	—	(1.0)
Loss for the year	—	—	—	—	—	(1,092.9)	(1,092.9)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	157.8	157.8
Lapsed acquisition related options	—	—	(5.2)	—	—	5.2	—
Reclassified to merger reserve	—	(40.1)	—	40.1	—	—	—
Transfer on disposal and impairment	—	—	—	(304.5)	—	304.5	—

At December 31, 2002(2)(3)(4)	31.3	696.1	17.6	—	0.7	(606.6)	139.1

(1)
The share premium account, capital reserve, capital redemption reserve and merger reserve are not distributable.

(2)
The cumulative amount of goodwill charged to reserves since 1977, net of goodwill relating to subsidiaries disposed of, at December 31, 2002 is £43.9 million (2001 £201.7 million; 2000 £266.8 million).

(3)
The Company's profit and loss account at December 31, 2002 of £524.8 million deficit (2001 £217.9 million surplus; 2000 £175.9 million surplus) includes non distributable reserves of £51.1 million (2001 £139.5 million; 2000 £143.5 million).

(4)
Cumulative exchange translation adjustments included in the profit and loss account balance at December 31, 2002 are a loss of £26.8 million (2001 £3.8 million; 2000 £3.6 million).

(5)
In accordance with the terms of the 5:24 rights issue completed in December 2000 in connection with the acquisition of Hekimian, 140,689,262 new Ordinary shares were allotted, fully paid for a consideration of 375 pence per share and officially entered on the Company's statutory register on December 22, 2000.

(6)
Consideration for the acquisitions of Net-HOPPER, Zarak and, in part, Hekimian and Caw was settled by the issue of Ordinary shares credited as fully paid, in the Company. The number of shares, date of completion and market valuation per Ordinary share at the date of completion are as follows:

Acquisition	Number of Ordinary shares issued	Date of completion	Market price per share at date of completion (Pence)
Zarak	41,084,292	November 13, 2000	605
Net-HOPPER	8,430,925	November 9, 2000	625
Hekimian	108,398,257	December 18, 2000	650
Caw	2,712,811	August 15, 2002	70

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

Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other parties are treated as joint ventures. Joint ventures are accounted for using the gross equity method. Results are based on management accounts to December 31.

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. The results of overseas subsidiaries, joint venture and associates are translated into sterling using average rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Profits and losses arising from the retranslation of opening net assets of overseas subsidiaries, treating long-term intra-group loans as part of the equity investment, and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint venture and associates, are dealt with through reserves.

All other exchange profits and losses are taken to the profit and loss account, with the exception of differences on foreign currency borrowings used to finance or provide a hedge against Group equity investments in overseas subsidiaries, which are taken directly to reserves together with the exchange differences on the carrying amount of the related investments.

Key exchange rates used are as follows:

	Average Rates Year ended December 31			Year-end Rates December 31
	2002	2001	2000	2002	2001	2000
US dollar	1.51	1.44	1.51	1.61	1.46	1.49
Euro	1.59	1.61	1.64	1.53	1.63	1.59

Financial Instruments

The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Financial instruments will be accounted for as hedges when designated as hedges at the inception of the contract.

Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The rates under these contracts are used to record the hedged item, and as such gains and losses on foreign currency contracts are off-set against the foreign exchange gains and losses on the related financial assets and liabilities. Where the contract is a hedge against future transactions, gains and losses are deferred until the transaction occurs.

Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end but are disclosed in the fair value table in note 30.

Gains or losses arising on hedging instruments, which are canceled due to termination of the underlying exposure, are taken to the profit and loss account immediately.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 30.

Liquid resources include short-term deposits, government securities and similar securities, which are readily convertible into known amounts of cash.

Short-term debtors and creditors that meet the definition of a financial asset or liability, respectively, have been excluded from all analyses prepared under Financial Reporting Standard (FRS) 13 "Derivatives and Other Financial Instruments: Disclosures", including numerical disclosures except for the analysis of net currency exposure, as permitted by the Standard.

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

Contributions payable to the other overseas defined contribution plans are charged to the profit and loss account in the year for which they are due.

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

Provision is made for tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint ventures, only to the extent that, at the balance sheet date, the dividends have been accrued as receivable.

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

Goodwill

Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill arising prior to 1998 and previously written off against reserves has not been reinstated but, in accordance with FRS 10 "Goodwill and Intangible Assets" would be charged to the profit and loss account on the subsequent disposal of the business to which it related. Where impairment has been identified in accordance with FRS 11, goodwill arising prior to 1998 has also been reviewed for impairment.

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

Tangible Assets

Depreciation is not provided on freehold land. Depreciation is provided to write off all other assets over their estimated useful lives at rates which take into account commercial conditions at their location. Usual asset lives are as follows:

Freehold buildings	50 years
Leasehold properties	50 years or lease period if less
Plant and machinery	3 to 8 years
Fixtures, fittings and equipment:
Building installations	20 years or lease period if less
Fittings and equipment	3 to 8 years
Motor vehicles	3 to 5 years
Business systems software	4 years

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Capital grants are treated as deferred income and are released to the profit and loss account over the estimated useful lives of the assets to which they relate.

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

Shipping and Handling Costs

Shipping and handling costs are included within selling and distribution costs.

Trade Debtors

Trade debtors are stated at cost less a provision for doubtful accounts. Trade debtors are provided for based on exposures on specific customer accounts as soon as that exposure is identified by management through the process of regular reviews.

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development Costs

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred.

Development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in Spirent's circumstances occurs when a working model is completed. After technological feasibility is established, additional costs are capitalized. Spirent believes its process for developing software is essentially completed with the establishment of technological feasibility, and, accordingly, no software development costs have been capitalized to date.

Repairs and Maintenance Costs

Repairs and maintenance costs are expensed as incurred.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amount of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2.     Segmental Analysis

The Company is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide.

Our operations are organized into three operating groups: Communications, Network Products and Systems.

The Company evaluates performance for each reportable segment based on turnover and operating profit for ongoing operations before goodwill amortization and exceptional items. Under UK GAAP, the disposal of Sensing Solutions in the year ended December 31, 2001 qualifies to be treated as a discontinued operation.

The reportable segments are:

Communications Group

Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions accelerate the development and deployment of network equipment and services by emulating real-world conditions and assuring end-to-end performance of large-scale networks.

a) Performance Analysis division

The Performance Analysis division was built through acquisition and continued development of the Adtech, CAW, the Digital Subscriber line testing division of Consultronics, Edgcumbe, Global Simulation Systems, Netcom Systems, Telecom Analysis Systems and Zarak product lines. This division develops testing solutions for a broad range of communications technologies critical to the deployment of next-generation networks. Our systems test wireless and wireline networks and equipment, including core terabit routers, broadband access devices, next-generation wireless handsets, Internet infrastructure and storage area networks. Our systems enable customers to emulate large-scale networks, introduce impairments and stress test equipment to ensure maximum performance and conformance to industry standards.

b) Service Assurance division

The Service Assurance division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. The Service Assurance division provides network monitoring and management systems for service providers to assure the quality of their high bandwidth services. Our systems enable efficient delivery and maintenance of leased line voice and data, digital subscriber line, wireless, optical and converged packet networks. The division provides operations support systems, remote test probes, network test access systems and the expertise to implement solutions over a national or global scale.

Network Products group

The Network Products group provides innovative solutions for fastening, identifying, insulating, organizing, routing and connectivity that add value to electrical and communication networks in a wide range of applications.

Systems group

Our Systems group now comprises two businesses which develop, manufacture and sell integrated systems for the power controls market and aerospace market.

Sensing Solutions group

The Sensing Solutions group provided products and subsystems for sensing temperature, humidity, pressure and gas this group was sold in November 2001.

Turnover

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	187.1	245.5	283.7
Service Assurance	128.3	185.1	5.5

Communications	315.4	430.6	289.2
Network Products	164.7	170.4	181.4
Systems	53.8	48.6	45.0

	533.9	649.6	515.6
Divested operations
Systems	25.0	75.4	90.4
Discontinued operations
Sensing Solutions	—	76.8	90.7

	558.9	801.8	696.7

Major customers

There were no customers which individually exceeded 10% of total turnover in any of the three years in the period ended December 31, 2002.

Inter-segmental Transactions

	Year ended December 31
	2002			2001			2000
	External	Inter- segmental	Total	External	Inter- segmental	Total	External	Inter- segmental	Total
	(£ millions)
Turnover
Continuing operations
Performance Analysis	187.1	0.5	187.6	245.5	0.4	245.9	283.7	0.2	283.9
Service Assurance	128.3	—	128.3	185.1	—	185.1	5.5	—	5.5

Communications	315.4	0.5	315.9	430.6	0.4	431.0	289.2	0.2	289.4
Network Products	164.7	—	164.7	170.4	0.1	170.5	181.4	0.6	182.0
Systems	53.8	—	53.8	48.6	0.2	48.8	45.0	0.3	45.3

	533.9	0.5	534.4	649.6	0.7	650.3	515.6	1.1	516.7
Divested operations
Systems	25.0	1.2	26.2	75.4	4.0	79.4	90.4	3.0	93.4
Discontinued operations
Sensing Solutions	—	—	—	76.8	0.7	77.5	90.7	0.3	91.0

	558.9	1.7	560.6	801.8	5.4	807.2	696.7	4.4	701.1

Corporate Charge Allocation

Corporate charges, which are not significant, are allocated among segments in line with operating results.

(Loss)/Profit before Taxation

	Year ended December 31
	2002	2001	2000
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations
Performance Analysis	9.4	38.7	97.1
Service Assurance	21.4	44.7	1.5

Communications	30.8	83.4	98.6
Network Products	15.0	15.3	25.3
Systems	3.4	0.5	(4.2)

	49.2	99.2	119.7
Divested operations
Systems	1.3	5.6	6.9
Discontinued operations
Sensing Solutions	—	8.1	11.3

	50.5	112.9	137.9

Operating exceptional item, goodwill impairment:
Continuing operations
Performance Analysis	(330.7)	(192.2)	—
Service Assurance	(530.4)	(532.4)	—

Communications	(861.1)	(724.6)	—
Network Products	(21.7)	—	—
Systems	(40.5)	—	—

	(923.3)	(724.6)	—

Operating exceptional items, other:
Continuing operations
Performance Analysis	(28.3)	(26.8)	(1.4)
Service Assurance	(8.6)	(4.6)	—

Communications	(36.9)	(31.4)	(1.4)
Network Products	(3.3)	(2.9)	(0.8)
Systems	(1.4)	(0.6)	—

	(41.6)	(34.9)	(2.2)

	Year ended December 31
	2002	2001	2000
	(£ millions)
Goodwill amortization:
Continuing operations
Performance Analysis	(20.8)	(24.6)	(19.8)
Service Assurance	(33.5)	(58.7)	(2.6)

Communications	(54.3)	(83.3)	(22.4)
Network Products	(1.5)	(1.5)	(1.3)
Systems	(0.2)	(0.2)	(0.2)

	(56.0)	(85.0)	(23.9)
Divested operations
Systems	(0.1)	(0.4)	(0.4)
Discontinued operations
Sensing Solutions	—	(1.2)	(1.4)

	(56.1)	(86.6)	(25.7)

Operating (Loss)/Profit	(970.5)	(733.2)	110.0
Income from interest in joint venture	7.4	9.6	13.3
Income from interests in associates	1.0	1.3	2.7
Amortization of goodwill on associates	(0.2)	(0.1)	—
Net interest payable	(12.3)	(22.8)	(29.3)
(Loss)/profit on the disposal and closure of operations	(48.4)	14.5	(18.1)
Profit on disposal of tangible fixed assets	—	—	3.2
Provision against investment in own shares	(30.1)	—	—

(Loss)/Profit before Taxation	(1,053.1)	(730.7)	81.8

Depreciation

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	15.8	14.5	5.2
Service Assurance	3.6	3.3	0.1

Communications	19.4	17.8	5.3
Network Products	12.1	12.4	11.5
Systems	1.3	1.5	1.5

	32.8	31.7	18.3
Divested operations
Systems	0.8	2.4	3.1
Discontinued operations
Sensing Solutions	—	3.1	3.7

	33.6	37.2	25.1

Product Development

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	45.4	50.4	34.0
Service Assurance	20.8	22.6	0.7

Communications	66.2	73.0	34.7
Network Products	3.6	3.6	3.3
Systems	5.6	6.9	7.2

	75.4	83.5	45.2
Divested operations
Systems	2.3	7.6	9.6
Discontinued operations
Sensing Solutions	—	4.8	5.5

	77.7	95.9	60.3

Operating Assets

	As at December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	115.0	419.5	621.8
Service Assurance	68.1	622.0	1,242.6

Communications	183.1	1,041.5	1,864.4
Network Products	96.8	125.1	128.2
Systems	5.5	13.9	10.1

	285.4	1,180.5	2,002.7
Divested operations
Systems	—	27.6	34.7
Discontinued operations
Sensing Solutions	—	—	59.3

Segmental operating assets	285.4	1,208.1	2,096.7
Investment in joint venture	50.1	44.3	40.7
Investment in associates	13.3	18.3	12.9
Other investments	2.1	34.1	33.4
Corporation tax payable	(19.5)	(27.0)	(5.3)
Proposed dividend	—	(27.6)	(27.3)

Operating Assets	331.4	1,250.2	2,151.1
Net borrowings	(161.8)	(179.1)	(326.4)
Provisions for liabilities and charges	(28.4)	(1.5)	(2.1)
Deferred tax asset	—	27.2	15.8

Assets less Liabilities	141.2	1,096.8	1,838.4

Long-lived Assets

	As at December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	35.9	49.7	39.0
Service Assurance	7.7	10.5	5.5

Communications	43.6	60.2	44.5
Network Products	62.8	68.3	65.0
Systems	3.6	3.3	3.0

	110.0	131.8	112.5
Divested operations
Systems	—	5.8	7.6
Discontinued operations
Sensing Solutions	—	—	16.1

	110.0	137.6	136.2

Total Assets

	As at December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	157.8	499.0	734.0
Service Assurance	117.4	664.3	1,283.4

Communications	275.2	1,163.3	2,017.4
Network Products	144.2	161.0	165.1
Systems	46.6	26.3	22.7

	466.0	1,350.6	2,205.2
Divested operations
Systems	—	39.1	48.8
Discontinued operations
Sensing Solutions	—	—	74.5

Segmental total assets	466.0	1,389.7	2,328.5
Investment in joint venture	50.1	44.3	40.7
Investment in associates	13.3	18.3	12.9
Other investments	2.1	34.1	33.4

	531.5	1,486.4	2,415.5

Capital Expenditure

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations
Performance Analysis	12.3	32.0	21.3
Service Assurance	2.6	4.9	0.3

Communications	14.9	36.9	21.6
Network Products	11.9	16.7	15.9
Systems	0.8	0.9	1.7

	27.6	54.5	39.2
Divested operations
Systems	0.2	2.6	2.3
Discontinued operations
Sensing Solutions	—	3.1	5.8

	27.8	60.2	47.3

3.     Geographical Analysis

Turnover by Market

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations:
Europe	144.6	153.8	152.8
North America*	302.9	410.5	289.9
Asia Pacific, Rest of Americas, Africa	86.4	85.3	72.9

	533.9	649.6	515.6

Divested operations
Europe	4.8	24.9	32.0
North America*	19.5	46.0	52.3
Asia Pacific, Rest of Americas, Africa	0.7	4.5	6.1

	25.0	75.4	90.4

Discontinued operations:
Europe	—	20.7	21.1
North America*	—	45.7	56.5
Asia Pacific, Rest of Americas, Africa	—	10.4	13.1

	—	76.8	90.7

	558.9	801.8	696.7

* North America, as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £48.3 million (2001 £71.4 million; 2000 £75.8 million). United Kingdom turnover in respect of divested operations, included in the above, was £2.9 million (2001 £15.4 million; 2000 £23.5 million), and in respect of discontinued operations nil (2001 £8.2 million; 2000 £5.4 million).

Turnover by Source

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations:
Europe	151.4	150.9	128.4
North America*	350.2	472.0	357.5
Asia Pacific, Rest of Americas, Africa	32.3	26.7	29.7

	533.9	649.6	515.6

Divested operations
Europe	6.3	32.8	40.6
North America*	18.7	42.6	49.8

	25.0	75.4	90.4

Discontinued operations:
Europe	—	20.6	20.3
North America*	—	48.3	61.4
Asia Pacific, Rest of Americas, Africa	—	7.9	9.0

	—	76.8	90.7

	558.9	801.8	696.7

* North America as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £71.6 million (2001 £107.5 million; 2000 £115.8 million). United Kingdom turnover in respect of divested operations, included in the above, was £5.6 million (2001 £30.5 million; 2000 £39.2 million) and in respect of discontinued operations nil (2001 £13.3 million; 2000 £14.3 million). Exports from the United Kingdom were £32.4 million (2001 £46.3 million; 2000 £49.0 million), representing 5.8% of total sales (2001 5.8%: 2000 7.0%).

Operating (Loss)/Profit

	Year ended December 31
	2002	2001	2000
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations:
Europe	18.8	17.9	15.3
North America*	29.5	79.7	101.7
Asia Pacific, Rest of Americas, Africa	0.9	1.6	2.7

	49.2	99.2	119.7

Divested operations
Europe	0.6	3.7	2.9
North America*	0.7	1.9	4.0

	1.3	5.6	6.9

Discontinued operations:
Europe	—	2.3	1.7
North America*	—	6.3	9.9
Asia Pacific, Rest of Americas, Africa	—	(0.5)	(0.3)

	—	8.1	11.3

	50.5	112.9	137.9

Operating exceptional item, goodwill impairment:
Continuing operations:
Europe	(19.5)	—	—
North America*	(901.8)	(724.6)	—
Asia Pacific, Rest of Americas, Africa	(2.0)	—	—

	(923.3)	(724.6)	—

Operating exceptional items, other:
Continuing operations:
Europe	(3.6)	(2.5)	(0.8)
North America*	(37.3)	(32.1)	(1.4)
Asia Pacific, Rest of Americas, Africa	(0.7)	(0.3)	—

	(41.6)	(34.9)	(2.2)

Goodwill amortization:
Continuing operations:
Europe	(1.6)	(1.4)	(1.2)
North America*	(54.3)	(83.5)	(22.0)
Asia Pacific, Rest of Americas, Africa	(0.1)	(0.1)	(0.7)

	(56.0)	(85.0)	(23.9)

Divested operations
North America*	(0.1)	(0.4)	(0.4)

Discontinued operations:
Europe	—	(0.1)	(0.1)
North America*	—	(0.9)	(1.0)
Asia Pacific, Rest of Americas, Africa	—	(0.2)	(0.3)

	—	(1.2)	(1.4)

	(56.1)	(86.6)	(25.7)

Operating (Loss)/Profit	(970.5)	(733.2)	110.0

* North America Operating (Loss)/Profit as referred to above consists almost entirely of the United States.

        United Kingdom operating loss was £9.3 million (2001 £11.8 million profit; 2000 £11.3 million). United Kingdom operating profit in respect of divested operations, included in the above, was £0.5 million (2001 £3.3 million; 2000 £2.8 million) and in respect of discontinued operations nil (2001 £1.8 million; 2000 £1.3 million).

        United Kingdom operating exceptional items were £2.1 million (2001 £2.5 million; 2000 £0.8 million).

        United Kingdom goodwill impairment was £19.5 million (2001 nil; 2000 nil).

        United Kingdom goodwill amortization was £1.6 million (2001 £1.4 million; 2000 £1.3 million). United Kingdom goodwill amortization in respect of discontinued operations included in the above was nil (2001 £0.1 million; 2000 £0.1 million).

	As at December 31
	2002	2001	2000
	(£ millions)
Operating Assets
Continuing operations:
Europe	67.8	74.6	74.1
North America*	204.9	1,087.3	1,898.1
Asia Pacific, Rest of Americas, Africa	12.7	18.6	30.5

	285.4	1,180.5	2,002.7

Divested operations
Europe	—	10.8	14.5
North America*	—	16.8	20.2

	—	27.6	34.7

Discontinued operations:
Europe	—	—	9.9
North America*	—	—	40.3
Asia Pacific, Rest of Americas, Africa	—	—	9.1

	—	—	59.3

Segmental operating assets	285.4	1,208.1	2,096.7

* North America as referred to above consists almost entirely of the United States.

        United Kingdom operating assets were £30.2 million (2001 £28.7 million; 2000 £40.8 million). United Kingdom operating assets in respect of divested operations, included in the above, were nil (2001 £10.8 million; 2000 £14.4 million) and in respect of discontinued operations nil (2001 nil; 2000 £9.6 million).

Long-lived Assets

	As at December 31
	2002	2001	2000
	(£ millions)
Continuing operations:
Europe	44.9	48.4	49.5
North America*	56.8	73.3	53.1
Asia Pacific, Rest of Americas, Africa	8.3	10.1	9.9

	110.0	131.8	112.5

Divested operations
Europe	—	3.4	5.1
North America*	—	2.4	2.5

	—	5.8	7.6

Discontinued operations:
Europe	—	—	3.0
North America*	—	—	9.9
Asia Pacific, Rest of Americas, Africa	—	—	3.2

	—	—	16.1

	110.0	137.6	136.2

* North America as referred to above consists almost entirely of the United States.

        United Kingdom long-lived assets were £21.0 million (2001 £29.1 million; 2000 £35.3 million). United Kingdom long-lived assets in respect of divested operations, included in the above, were nil (2001 £3.3 million; 2000 £5.1 million) and in respect of discontinued operations nil (2001 nil; 2000 £2.7 million).

4.     Net Operating Expenses

	Year ended December 31
	2002			2001			2000
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
	(£ millions)
Selling and distribution	124.6	—	124.6	144.7	11.3	156.0	112.8	13.5	126.3
Administration	1,064.6	—	1,064.6	882.1	7.4	889.5	76.3	6.8	83.1
Other operating income	(0.6)	—	(0.6)	(1.2)	—	(1.2)	(0.7)	(0.1)	(0.8)

Net operating expenses	1,188.6	—	1,188.6	1,025.6	18.7	1,044.3	188.4	20.2	208.6

Included within administration costs above:

Operating exceptional items
Goodwill impairment	923.3	—	923.3	724.6	—	724.6	—	—	—
Other	37.2	—	37.2	20.7	—	20.7	2.2	—	2.2
Goodwill amortization	56.1	—	56.1	85.4	1.2	86.6	24.3	1.4	25.7

Net operating expenses before goodwill amortization and exceptional items	172.0	—	172.0	194.9	17.5	212.4	161.9	18.8	180.7

5.     Operating (Loss)/Profit

Operating (loss)/profit is arrived at after charging:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Goodwill amortization	56.1	86.6	25.7
Goodwill impairment (note 7)	923.3	724.6	—
Exceptional items (note 6)	41.6	34.9	2.2
Depreciation—owned assets	33.2	36.7	24.7
—finance leased assets	0.4	0.5	0.4
Operating lease costs—plant and equipment	0.3	0.4	0.5
—land and buildings	10.4	12.3	9.0
Advertising costs	7.0	11.6	12.5
Product development costs	77.7	95.9	60.3
Impact of exchange rate movements on profit before taxation:
(Cost)/benefit	(1.1)	1.9	6.1
Auditors' remuneration:
Ernst & Young LLP and associates	1.0	0.9	0.8
Other fees paid to Ernst & Young LLP, United Kingdom	0.7	1.1	0.6
Other fees paid to Ernst & Young overseas	0.8	0.2	0.4

        Other fees comprise taxation advice of £1.5 million (2001 £0.7 million) and stock exchange regulatory matters and US Listing matters of nil (2001 £0.6 million). In addition other fees paid to Ernst & Young of nil (2001 £0.8 million; 2000 £1.3 million) have been included in expenses for acquisitions, and in 2000 share issue expenses.

6.     Exceptional Items

Operating Exceptional Items

	Year ended December 31
	2002	2001	2000
	(£ millions)
Reorganization costs	8.6	11.3	—
Tangible fixed asset write-downs	3.6	—	—
Lease provisions	20.2	—	—
Stock provisions	4.4	14.2	—
Receivables provisions	—	5.2	—
Acquisition retention bonuses	4.8	4.2	2.2

	41.6	34.9	2.2

Reorganization costs include the costs of redundancy resulting from the actions taken by the Group in response to the deterioration in trading and are primarily within the Communications Group. Lease provisions for vacated properties have been charged amounting to £20.2 million, these are primarily within the Communications Group.

7.     Goodwill Impairment

In accordance with FRS 10 "Goodwill and Intangible Assets', goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

The deterioration in trading in the second half year in the telecommunications market together with the significant fall in the Spirent share price have necessitated a further review of our businesses. This review has resulted in impairment losses totaling £923.3 million being recognized during the period. A similar impairment loss of £724.6 million was recognized during 2001. These losses are the aggregate from the impairment reviews of each individual income-generating unit and determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill'. The impairment loss restates the assets to value in use and has been measured using pre-tax discount rates of between 15 to 20%, that take account of the particular risks of the income-generating unit.

Impairment losses of £330.7 million relate to the Performance Analysis division, £530.4 million in respect of the Service Assurance division, £21.7 million for Network Products and £40.5 million for the Systems group.

In calculating the impairment losses the directors, in line with best practice, have also reviewed pre-1998 goodwill previously written off to reserves for those businesses in which an impairment loss had been identified. An amount of £87.0 million has consequently been reinstated and included in the total impairment charge of £923.3 million.

8.     Reconciliation of Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	Year ended December 31
	2002	2001	2000
	(£ millions)
Operating (loss)/profit	(970.5)	(733.2)	110.0
Depreciation	33.6	37.2	25.1
Loss/(profit) on disposal of tangible fixed assets	4.1	2.1	(0.8)
Goodwill impairment	923.3	724.6	—
Amortization of goodwill	56.1	86.6	25.7
Acquisition retention bonuses—non-cash	0.5	0.4	1.4
Deferred income released	(4.8)	(17.8)	1.5
Decrease/(increase) in debtors	2.9	29.2	(30.7)
Decrease/(increase) in stocks	15.2	27.8	(23.7)
(Decrease)/increase in creditors	(1.9)	(15.7)	17.2
Increase in provisions	18.4	—	—

Net cash inflow from operating activities	76.9	141.2	125.7

9.     Interest Payable

	Year ended December 31
	2002	2001	2000
	(£ millions)
Senior unsecured loan notes	11.8	12.6	12.1
Bank loans and overdrafts	3.1	9.8	17.5
Other loans	0.6	2.3	2.3
Interest on finance leases	0.1	0.1	0.1

	15.6	24.8	32.0
Discount on deferred consideration	—	0.6	1.0

	15.6	25.4	33.0
Share of joint venture's interest	0.7	0.8	0.6

	16.3	26.2	33.6

10.   Employees

The average number of people employed by the Group during the year was:

	Year ended December 31
	2002	2001	2000
	(Number)
Manufacturing	3,276	5,535	4,994
Selling and distribution	1,397	1,632	1,369
Administration	506	645	587

	5,179	7,812	6,950

Payroll costs were:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Remuneration	176.7	234.5	178.6
Social security costs	19.7	23.6	23.0
Other pension costs	5.3	8.2	6.9

	201.7	266.3	208.5

(i) Executive Directors' Remuneration Policy

The Company's remuneration policy, which has not changed during the year and will apply for the following financial year, is to:

  •
  attract, retain and motivate the high caliber professional, managerial and technological expertise necessary to realize the Group's business objectives without paying excessively;

  •
  ensure that the remuneration framework and its constituent reward elements are competitive and where appropriate reflect the international nature of the Group's business and the markets within which it operates; and

  •
  maintain the correct balance and linkage between individual and business performance so as to align the interests of the executive with those of shareholders, particularly that of enhancing shareholder value.

The Remuneration Committee has developed remuneration packages which fit this policy on an integrated and total reward basis. This is achieved by providing base salary plus benefits, pension entitlements, an annual short-term incentive bonus and discretionary awards under the Company's share incentive plans, the latter two elements of which are performance-related. In normal circumstances, it is the Remuneration Committee's policy that over 50% of an executive director's target total annual remuneration package is based on performance-related elements. The Company's recent history of share price volatility and its consequent impact on the "value" of the long-term incentive component of the total remuneration package means in practice that the actual balance of performance versus non-performance elements can vary from year to year. In designing the performance-related elements of remuneration, the Committee has followed the provisions set out in Schedule A to the Combined Code on Corporate Governance.

In subsequent years, the Remuneration Committee will continue to monitor and review the level and constituent elements of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any proposed changes.

Executive Directors' Remuneration

(a) Base Salary and Benefits

The level of base salary is reviewed and established annually by reference to both the performance and responsibilities of the individual and prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Remuneration Committee is mindful of and sensitive to the wider scene, especially regarding employees' pay and employment conditions elsewhere in the Group. No increase in salary was awarded to the executive directors either during 2002 or in respect of their January 1, 2003 annual pay review.

Pension and other benefits have regard to competitor practice in the home country of each executive. Benefits include a company car or car allowance, healthcare, disability and life insurance coverage. Pension details are on pages F-37 and F-42.

(b) Annual Incentive Bonus Scheme

The Remuneration Committee reviews annual incentive bonus scheme targets and performance conditions each year to incentivize the executive to meet the short-term strategic objectives of the Company.

In respect of 2002, Messrs Brookes and Hutchinson participated in an annual scheme which, consistent with UK market practice and levels, was structured around a formula providing for an on-target performance bonus of 50% of base salary with a maximum of 100% of base salary for exceptional performance. Performance was measured against growth targets in the Company's Headline Earnings per Share (headline EPS), however, as the threshold target was not met, no bonus was payable for 2002.

In respect of 2003, the same 50% on-target and 100% exceptional performance bonus opportunities will be available to Messrs Brookes and Hutchinson. Performance for 2003 will be measured against targets in headline EPS and other financial objectives (accounting for 80% of any bonus) and also against the achievement of certain personal and strategic objectives selected by the Committee (accounting for 20% of any bonus).

My Chung (who is US-based) also participates in a similar annual incentive bonus scheme. Consistent with US market practice and levels, for 2002, he had a target bonus opportunity of 50% and he was capped at 200% of salary for exceptional performance. Performance was measured against growth targets in profit for the Communications group, however, as the threshold target was not met, no bonus was payable for 2002.

In respect of 2003, the same 50% on-target and 200% exceptional performance bonus opportunities will be available to My Chung. Performance for 2003 will again be measured against profit targets for the Communications group, subject to threshold performance in respect of other appropriate financial measures (accounting for 90% of any bonus) and also against other personal and strategic objectives as selected by the Committee (accounting for 10% of any bonus).

(c) Directors' Pensions

All three executive directors participate in Group pension plans as described below.

The UK executives participate in the non-contributory funded senior executive level of the Spirent Group Staff Pension and Life Assurance Plan (the Staff Plan). This defined benefit arrangement will provide them at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to Inland Revenue limits and other statutory conditions. It also provides for dependants' Pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

The Company has undertaken to Nicholas Brookes, whose salary for approved pension purposes under the Staff Plan is capped by the provisions of the Finance Act 1989 (£97,200 for the tax year 2002/2003), that his benefit entitlements shall be as if the "cap" did not apply. The Company will be liable for making payment of any unapproved pension in excess of the approved maximum and a balance sheet provision exists in respect of this obligation. The Company has taken out insurance to cover that part of his life assurance in excess of the cap. As Eric Hutchinson was a member of the pension plan prior to 1989, his pension entitlements are not subject to the capping provisions of the Finance Act 1989.

The pensions earned by the UK executives during the year under the Staff Plan are given in paragraph (iv)(b).

My Chung participates in the Spirent International Inc Retirement and Profit Share Plan, a defined contribution plan approved under section 401(k) of the US Internal Revenue Service Code (the IRS Code). The Company makes matching contributions of up to 2% and is permitted to make discretionary profit sharing contributions of up to 8% of the maximum compensation permitted for these purposes under the IRS Code. The normal retirement age under this plan is 65 and, consistent with local practice, bonuses are pensionable for all participating US employees, including My Chung.

(d) Medium and Long Term Incentive Plans

The Remuneration Committee approves the grant of all options under the Executive Share Option Scheme (ESOS) and the Spirent Stock Option Plan (SSOP) in which executive directors participate (see below). All grants are subject to prior satisfactory individual performance and grant amounts vary with the individual's potential impact on longer term business results. Executive directors also continue to participate in the Long Term Share Purchase Plan (LTSPP). However, following shareholder approval in 2002 of the closure of the LTSPP and the substitution of future annual awards with equivalent value supplemental grants of options under the ESOS, no further grants have been made under the LTSPP since 2001. The executives are also eligible to participate in either the Company's UK or US all employee share plans, as appropriate (further details of which are provided in note 32).

ESOS

All ESOS grants made after May 11, 2000 to executive directors are subject to enhanced performance conditions on exercise which the Remuneration Committee believes represent challenging criteria that align the interests of executives to that of shareholders. The performance conditions require the Company's headline EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for 100% option vesting), with a sliding scale between these points. In addition, performance testing over the ten-year option term is measured from a base point fixed at the date of grant. Performance will be tested on the third anniversary of grant and, if the target conditions at that time have not yet been met in full, performance will be tested again on the fourth and fifth anniversaries of grant only, with the performance hurdle being increased in proportion to the extended period. The Remuneration Committee's current grant policy is to provide each executive director with the opportunity to receive options up to an annual limit of 3 times base salary, however the size of grant each year will have due regard to prevailing relevant circumstances.

ESOS grants made before May 11, 2000 to executive directors are subject to a performance condition which was in line with prevailing market practice at that time. The performance condition on exercise is that over a period of three consecutive financial years, there has been an increase in the Company's headline EPS which is at least 6% more than the increase in the Retail Price Index over the same period. The same performance condition is tested on the third anniversary of grant and, if the performance condition has not been met at that time, at each subsequent anniversary of grant until the expiry of the option (on the tenth anniversary of grant).

SSOP

The SSOP was approved by shareholders in May 2000 for Communications group employees and will expire in May 2003. The Remuneration Committee is currently reviewing medium and long term incentive arrangements for employees within the Communications group (which include My Chung) and shareholders will be informed as appropriate with regards to any new initiatives which require shareholder approval.

In addition to participating in the ESOS, with due regard to the competitive US recruitment and retention practices to which the Company is exposed, the Committee has concluded that My Chung (who is Group President of Spirent Communications, a US citizen and resident in the United States) should also continue to participate in the SSOP. This plan is not open to current UK executive directors. Options normally vest over four years, with 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis. In line with prevailing market practice and as previously approved by shareholders, no pre-exercise performance conditions attach to options granted under the SSOP. In normal circumstances, My Chung will have the opportunity to receive an annual grant of up to 4.5 times base salary under the SSOP (subject to prevailing relevant circumstances), in addition to any ESOS award. The Committee reviews the most appropriate balance of awards between ESOS and SSOP options for My Chung prior to any grant.

LTSPP

As noted above, although the LTSPP is closed, there are still outstanding awards which were granted prior to the plan's closure. The LTSPP was introduced in 1999 and only executive directors and members of the Operations Management Team are eligible to participate. All grants under the LTSPP with the exception of those made in 2001 have lapsed as they have failed to meet the minimum performance conditions of (i) a real (ie above inflation) growth in the Spirent share price of at least 5% per annum, and (ii) a total shareholder return (ie capital appreciation, dividends paid, plus any other issues or distributions) performance ranked above the 60th percentile against a comparator group. In respect of the 2001 LTSPP grant, the Remuneration Committee agreed at the time of grant that the FTSE 100 index would be an appropriate comparator group and is a broad equity market index against which the performance of the LTSPP grants could be fairly compared. The Remuneration Committee believes that the LTSPP performance conditions remain extremely challenging.

Further information on the ESOS, SSOP and LTSPP is provided in note 32.

The Remuneration Committee believes that the grant structure, performance conditions and grant levels under the ESOS and SSOP represent the most appropriate medium to long-term incentive arrangements which will enable Spirent to compete for, motivate and retain the highest caliber executives which it needs to drive the business forward and increase shareholder value. In order to assist further in aligning the interests of executives and shareholders, shareholding guidelines were introduced in 2000 which encourage executive directors and certain senior managers to build up a meaningful level of shareholding of up to two years' salary over a period of five years.

(e) Service Contracts

In respect of 2002, Nicholas Brookes was subject to a service contract entered into on May 5, 1995 which currently has an unexpired term of 50 months and was terminable at any time by the Company on 24 months' notice and by Mr Brookes on 12 months' notice. Eric Hutchinson entered into a service contract on December 13, 1999 which currently has an unexpired term of 146 months and is terminable at any time by either party on 12 months' notice. My Chung entered into a service contract on May 9, 2001 which currently has an unexpired term of 171 months and is terminable at any time by the Company on 12 months' notice and by Mr Chung on six months' notice. All contracts contain provisions for the Company to make payment in lieu of notice and for removal of the director for poor performance or misconduct without compensation. The Company will seek to apply practical mitigation measures to any payment of compensation on termination, taking into account all relevant circumstances.

The Remuneration Committee is aware the Combined Code on Corporate Governance states there is a strong case for service contract notice periods not to exceed 12 months. However, Mr Brookes' service contract was originally agreed prior to the introduction of the Code, when notice periods of 24 months were in line with prevailing market practice. Nevertheless, having due regard to current best practice, Mr Brookes and the Board agreed to amend his service contract with effect from January 1, 2003, so that the service contract is terminable at any time by either party on 12 months' notice. The Remuneration Committee's policy is to offer service contracts to newly appointed executives which provide for only 12 months' notice from the Company in normal circumstances, and this was applied in the cases of Messrs Hutchinson and Chung.

(f) External Appointments

Spirent recognizes the mutual benefit for executive directors to serve as non-executives of companies in other industries outside the Group. Such appointments are subject to prior Board approval and, with effect from January 1, 2003, any related fee entitlements are for the account of the executive concerned.

(ii) Non-executive Directors' Remuneration

The remuneration of non-executive directors is determined by the Board following a recommendation by the Chief Executive and after consultation with independent external advisers concerning competitive market practice. The Company's remuneration policy (which has not changed during the year and will apply for the following financial year) with regards to non-executive directors is to pay fees which are in line with market practice. No fee increase was awarded either during 2002 or at the remuneration review at January 1, 2003.

Non-executive directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees are performance-related. Non-executive directors do not have service contracts and are normally appointed, subject to the Company's Articles of Association, for an initial three year term. Any subsequent extension to the term by the Board is not automatic and is subject to prior recommendation of the Nomination Committee.

Further information on non-executive directors' fees is provided in paragraph (iv)(a) below.

(iii) Total Shareholder Return (TSR) Performance

The graph below shows TSR performance (ie growth in the value of a share or index, assuming dividends and other distributions are reinvested) for the last five financial years of Spirent plc as shown against the FTSE 350 index and the FTSE Information Technology Index (FTSE IT). The Remuneration Committee believes that both the FTSE 350 and the FTSE IT provide a broad equity market index against which the performance of Spirent can be fairly compared, and that the FTSE IT index provides a particularly representative collection of comparator companies.

600
500
400
300
200
100
0
Rebased Index
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Spirent
FTSE 350
FTSE IT

(iv) Directors' Remuneration

(a) Individual and total remuneration of the directors holding office during 2002

			2002 Remuneration(1)
Annualized arrangements at January 1, 2003
					Taxable benefits(3)	EPS bonus(4)	Total 2002(1)	Total 2001(1)	Total 2000
Salary	Fees(2)		Salary	Fees(2)
(£ thousands)			(£ thousands)
		Executive Directors
500.0	0.5	N Brookes	500.0	0.5	44.8	—	545.3	533.9	731.3
217.4	0.5	M Chung(5)	231.8	0.5	18.9	—	251.2	168.1	—
250.0	0.5	E Hutchinson	250.0	0.5	22.4	—	272.9	268.9	335.5
		Non-executive Directors
—	37.0	M Beresford	—	37.0	—	—	37.0	37.0	27.5
—	35.0	P Cheng	—	35.0	—	—	35.0	35.0	27.5
—	30.0	G Ennerfelt	—	30.0	—	—	30.0	30.0	0.8
—	35.0	R Moley	—	35.0	—	—	35.0	35.0	16.9
—	—	G Sarney	—	66.7	1.4	—	68.1	203.3	181.5
—	150.0	J Weston	—	22.5	—	—	22.5	—	—
—	37.0	J Wyness	—	89.3	—	—	89.3	37.0	27.5

		Total 2002	981.8	317.0	87.5	—	1,386.3	1,348.2	1,348.5

		Total 2001	907.2	375.3	65.7	—	1,348.2

		Total 2000	585.0	282.7	42.0	438.8	1,348.5

(1)
The figures relate to the period of each director's Board membership. Richard Moley and Göran Ennerfelt were appointed to the Board in April and December 2000, respectively. My Chung and John Weston were appointed to the Board in May 2001 and November 2002, respectively. George Sarney died in April 2002.

(2)
Executive directors receive a basic annual fee of £500 in respect of their services to the Board and its committees.

  The non-executive directors receive a basic annual fee of £30,000 in respect of their services. John Weston receives an annual fee of £150,000 which covers both his basic annual fee and his additional duties as Chairman. James Wyness and Marcus Beresford each receive an additional £7,000 per annum in recognition of their extra responsibilities as Chairmen of the Audit Committee and Remuneration Committee, respectively. James Wyness also received an additional £52,300 in respect of his additional duties as acting Chairman between May 2002 and November 2002. Paul Cheng and Richard Moley each receive an additional £5,000 per annum in recognition of the extensive international traveling commitment required to perform their duties.

(3)
Taxable benefits include a company car or car allowance and life, disability and healthcare insurance coverage.

  Nicholas Brookes' taxable benefit also includes £5,000 for personal tax advice paid by the Company and £6,728 relating to the premium paid for life assurance in excess of the statutory earnings cap (as referred to in paragraph (i)(c)). The late Dr Sarney's taxable benefit is in respect of personal tax advice paid by the Company.

(4)
During the year neither Nicholas Brookes nor Eric Hutchinson earned an EPS bonus (2001 nil). My Chung did not earn a Communications group cash bonus (2001 nil).

(5)
My Chung receives his base salary in US dollars. An average exchange rate of £1 =$1.51 has been used in respect of 2002 remuneration and an exchange rate of £1 =$1.61 (being the closing rate on December 31, 2002) has been used in respect of 2003 annualized remuneration.

(b) Directors' Pensions

The pensions earned during the year from the non-contributory defined benefit arrangements in place for the UK executives during 2002 were as follows:

					Accumulated total accrued pension
				Increase, before inflation, in accrued pension during the year
			Increase in accrued pension during the year
	Age at December 31, 2002	Years of pensionable service			At December 31, 2002(1)	At December 31, 2001
			(£ thousands)
N Brookes(2)	55	15	16.7	9.5	261.1	244.4
E Hutchinson	47	19	8.3	3.8	162.5	154.2
						Increase before inflation, in total transfer value of pension during the year
		Transfer value, before inflation, of the increase in accrued pension(3)	Total transfer value of pension(3)		Increase in total transfer value of pension during the year
	Transfer value of the increase in accrued pension(3)
			At December 31, 2002	At January 1, 2002
	(£ thousands)
N Brookes	278	156	4,425	4,086	339	218
E Hutchinson	87	40	1,703	1,581	122	75

(1)
The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to December 31, 2002.

(2)
Details of the Company's unfunded pension provision relating to the pension undertaking in excess of the statutory earnings cap made to Nicholas Brookes (which includes an eight-year pensionable service credit) are shown below in (vi) "Pension Costs".

(3)
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and represents a liability of the Company (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(4)
No additional voluntary contributions have been included in the above table.

(c)    Directors' Remuneration and Payments to Former Directors—Summary

	Year ended December 31
	2002	2001	2000
	(£ thousands)
Total emoluments for all directors (as per the remuneration table in (a) above)	1,386	1,348	1,349
Gains made on exercise of share options(1)	6	1	1,196
Company contribution to 401(k) Retirement and Profit Share Plan(2)	13	12	—
Pension and fees of the Life President (2002: £28,204 and £4,865 respectively)(3)	33	98	96
Emoluments and ex-gratia pension to former directors(4)	19	5	169
Consultancy payments and fee payments to former directors	6	24	23

	1,463	1,488	2,833

(1)
This relates to Eric Hutchinson (2002), My Chung (2001) and Nicholas Brookes (2000).

(2)
Prevailing average conversion rates of £1 = $1.44 and £1 = $1.51 were used for 2001 and 2002, respectively. These payments relate to My Chung.

(3)
These payments relate to Ray Parsons, who died in April 2002.

(4)
£14,000 was paid as a one time ex gratia sum during 2002 to the widow of the late Dr George Sarney, the former Chairman. Dr Sarney died in April 2002. £5,000 per annum is paid as an ex gratia pension to Geoff Bastians, who retired from the Board in 1984.

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

						January 1, 2002(1)
	December 31, 2002
								Options and rights to acquire Ordinary shares
	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares	Long-term Share Purchase Plan performance units	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)		Long-term Share Purchase Plan performance units
Executive Directors
N Brookes	2,947,083	26,315	(3)	1,910,135	208,480	127,083	26,315	684,021	428,199
M Chung	8,977	39,620	(4)	1,937,818	88,893	8,113	39,620	1,181,696	88,893
E Hutchinson	726,210	12,171	(3)	1,003,190	90,849	43,411	12,171	387,318	90,849
Non-Executive Directors
M Beresford	15,225	—		—	—	15,225	—	—	—
P Cheng	7,250	—		—	—	7,250	—	—	—
G Ennerfelt(5)	128,398,257	—		—	—	108,398,257	—	—	—
R Moley	1,010,000	—		—	—	10,000	—	—	—
J Weston	1,600,000	—		—	—	1,600,000	—	—	—
J Wyness	346,037	—		—	—	46,037	—	—	—

(1)
At November 7, 2002, the date of appointment for John Weston.

(2)
Directors' beneficial holdings do not form part of remuneration provided by the Company.

(3)
The non-beneficial interests of Messrs Brookes and Hutchinson represent their respective £100,000 and £46,250 deferred cash bonus awards made under the terms of the annual incentive bonus plan for 2000. The bonuses were used to purchase shares in the market on February 28, 2001 and are being held in the Employee Share Ownership Trust (ESOT) for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in the Company's employment, the beneficial share interests will be released to them. There are no other pre-release performance conditions to be satisfied.

(4)
The non-beneficial interest of My Chung over 39,620 shares exists in a similar manner to that described in note (3) above except that his interest arises from a deferred cash bonus of $175,000 (being 50% of his annual base salary) made on a discretionary basis on May 9, 2001 (in recognition of his promotion to the Board). The bonus was used to purchase the shares in the market on that date and will be released beneficially to him from the ESOT on the third anniversary, subject to him still being in the Company's employment at that time.

(5)
Göran Ennerfelt has a beneficial interest in the Company through his connected shareholding in Lexa BV (a wholly-owned subsidiary company of Axel Johnson AB of which he is also President and Chief Executive) which was the registered holder of 108,398,257 Ordinary shares which were issued, credited as fully paid, as part consideration for the acquisition of Hekimian Laboratories, Inc. in 2000. Since that time Lexa BV has acquired additional Ordinary shares in Spirent plc.

(6)
Since the year end:

•
the number of rights to acquire Ordinary shares for My Chung increased by 17,653 on January 1, 2003 through the grant of purchase rights to him under the US Employee Stock Purchase Plan (ESPP), an all employee share plan. This is a provisional number only (based on the Company's share price at the date of grant) as the actual number of shares in which participants are interested under the ESPP cannot be determined until maturity of the 12 months savings contract;

•
the beneficial interest of My Chung increased by 22,400 to 31,377 Ordinary shares on January 1, 2003 through the exercise of matured purchase rights under the ESPP. The market price of a Spirent Ordinary share on the date of exercise was 16.75 pence (being the closing market price on December 31, 2002, the London Stock Exchange having been closed for trading on January 1, 2003). For further information on the ESPP, see note 32;

•
the Remuneration Committee determined on February 26, 2003 that the minimum performance conditions for performance units granted under the Long Term Share Purchase Plan on May 11, 2000 had not been met. The performance units have therefore lapsed without value (see page F-46).

(a)
Options and rights to acquire Ordinary shares under the Company's various share option, stock appreciation rights and all employee share save plans

	Plan type(1)	At December 31, 2002	Exercised (E)/ lapsed (L) during the year	Granted during the Year	At January 1, 2002	Date of grant	Exercise price(p)	Date first exercisable	Expiry date
N Brookes	ESOS	221,068	—	—	221,068	09.30.96	136	09.30.99	09.29.06
	SRSOS	—	(L)15,886	—	15,886	10.21.96	109	01.01.02	06.30.02
	ESOS	30,410	—	—	30,410	04.23.97	118	04.23.00	04.22.07
	ESOS	43,922	—	—	43,922	04.27.98	152	04.27.01	04.26.08
	ESOS	149,590	—	—	149,590	05.11.00	334	05.11.03	05.10.10
	ESOS	205,000	—	—	205,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	18,145	—	—	18,145	10.05.01	93	12.01.06	05.31.07
	ESOS	468,000	—	468,000	—	04.02.02	134	04.02.05	04.01.12
	ESOS	774,000	—	774,000	—	05.02.02	113	05.02.05	05.01.12
M Chung	ESOS	93,482	—	—	93,482	07.16.98	163	07.16.01	07.15.08
	ESOS	112,734	—	—	112,734	04.01.99	133	04.01.02	03.31.09
	SSOP	341,921	—	—	341,921	05.11.00	334	05.11.01	05.10.07
	ESOS	65,819	—	—	65,819	05.11.00	334	05.11.03	05.10.10
	SARP	42,740	—	—	42,740	05.12.00	335	05.12.01	05.11.10
	SSOP	250,000	—	—	250,000	12.08.00	613	12.08.01	12.07.07
	SSOP	195,000	—	—	195,000	04.09.01	305	04.09.02	04.08.08
	ESOS	80,000	—	—	80,000	04.09.01	305	04.09.04	04.08.11
	ESPP(2)	6,122	—	—	6,122	01.01.02	14	01.01.03	01.01.03
	SSOP	750,000	—	750,000	—	04.02.02	134	04.02.03	04.01.09
E Hutchinson	SRSOS(3)	—	(E) 5,128	—	5,128	10.21.94	76	12.01.01	05.31.02
	ESOS	17,652	—	—	17,652	04.27.95	108	04.27.98	04.26.05
	SRSOS	1,464	—	—	1,464	10.31.95	106	12.01.02	05.31.03
	ESOS	42,928	—	—	42,928	04.29.96	140	04.29.99	04.28.06
	ESOS	33,786	—	—	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	—	—	29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS	12,363	—	—	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	—	—	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	55,562	—	—	55,562	05.11.00	334	05.11.03	05.10.10
	ESOS	105,000	—	—	105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	8,693	—	—	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	—	234,000	—	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	—	387,000	—	05.02.02	113	05.02.05	05.01.12

(1)
Key to plan type:
 ESOS—Executive Share Option Scheme
 ESPP—US Employee Stock Purchase Plan
 SARP—Stock Appreciation Rights Plan
 SRSOS—UK Savings Related Share Option Scheme
 SSOP—Spirent Stock Option Plan.
An explanation of each plan and its operation is given in note 32.

(2)
The final exercise price and number of purchase rights under the ESPP, an all employee share plan, cannot be determined until maturity (ie 12 months following the date of grant). The 6,122 purchase rights calculation was based on the market price of a Spirent Ordinary share (less a 15% discount) at the date of grant.

  In accordance with the rules of the ESPP, these purchase rights were exercised automatically as part of a maturity on January 1, 2003. The actual number of shares acquired (issued in the form of 5,600 Spirent ADRs) was 22,400 Spirent Ordinary shares. The closing middle market price of a Spirent Ordinary share on the date of exercise was 16.75 pence (being the closing market price on December 31, 2002, the London Stock Exchange having been closed for trading on January 1, 2003).

(3)
The option was exercised on January 3, 2002 on which date the closing middle market price of a Spirent Ordinary share was 190 pence.

(b)    Performance Units interests under the Long Term Share Purchase Plan (LTSPP)

	Performance units at December 31, 2002		Granted during the year	Lapsed during the year		Performance units at January 1, 2002	Date of grant	Performance unit value at date of grant (pence)	Vesting date
N Brookes	—		—	219,719	(1)	219,719	06.18.99	166	06.18.05
	85,480	(2)	—	—		85,480	05.11.00	334	05.11.06
	123,000	(3)	—	—		123,000	04.09.01	305	04.09.07
M Chung	38,893	(2)	—	—		38,893	05.11.00	334	05.11.06
	50,000	(3)	—	—		50,000	04.09.01	305	04.09.07
E Hutchinson	28,849	(2)	—	—		28,849	05.11.00	334	05.11.06
	62,000	(3)	—	—		62,000	04.09.01	305	04.09.07

  Further information on the operation of the LTSPP is provided in paragraph (i)(d) above and in note 32.

(1)
The minimum performance conditions attaching to the first three year performance period were satisfied on December 31, 2001. However, as the market value of a Spirent Ordinary share on June 18, 2002 (ie the third anniversary of grant) was below the performance unit value of 166 pence, the award was deemed to have lapsed without value.

(2)
The Committee determined on February 26, 2003 that the minimum performance conditions for growth in the price of a Spirent Ordinary share had not been achieved by December 31, 2002. The performance units have therefore lapsed without value.

(3)
The following table shows the Company's achievement against its performance conditions at December 31, 2002 for outstanding performance units under the LTSPP:

Year of grant	Real share price growth (minimum 5% pa)	Total shareholder return ranking (minimum 60th percentile position)
2001	-97%	3rd

  The middle market price of a Spirent Ordinary share on January 2, 2002 (the London Stock Exchange having been closed for trading on January 1, 2002) and December 31, 2002 was 162 pence and 16.75 pence, respectively, and during that period ranged between a high of 192 pence and a low of 5.75 pence per share.

  All three of the Company's executive directors, with other employees of the Group, are potential beneficiaries of the Employee Share Ownership Trust (ESOT). The two UK executive directors, with other employees of the Group, are also potential beneficiaries of the Qualifying Employee Share Ownership Trust (QUEST). As potential beneficiaries of the ESOT and the QUEST, the respective directors are deemed by the Companies Act 1985 to be interested in the Spirent Ordinary shares held by those Trusts. At December 31, 2002, the shareholdings for the ESOT and the QUEST in which the executive directors were deemed interested were 9,064,985 and 3,508,136, respectively (December 31, 2001 9,064,985 and 4,571,286, respectively).

(vi)    Pension Costs

The Group continues to account for pension costs under Statement of Standard Accounting Practice (SSAP) 24, disclosures are provided under both SSAP 24 and under FRS 17 as required by the Standards.

(a)    Disclosures under SSAP 24

The Group operates a number of pension schemes around the world. Defined benefit schemes cover 11% of members (2001 19%; 2000 32%) and defined contribution schemes cover 89% (2001 81%; 2000 68%). The assets of all the major schemes are held in separate trustee administered funds independent of the Group's finances.

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

Pension costs and the assets and liabilities of these plans are reviewed regularly by an independent professionally qualified actuary. The latest actuarial valuations of the plans were undertaken as at April 1, 2000 using the projected unit method. The principal results and assumptions were as follows:

Assumption	Staff Pension Plan	Retirement Cash Plan
Return on investments	7.1% pa	4.8% pa
Salary inflation average	4.3% pa	4.3% pa
Price inflation	2.8% pa	2.8% pa
Pension increases	3.6% pa	3.6% pa
Market value of assets	£109.9 million	£8.5 million
Level of funding	106%	113%
Employer contribution rate	11%	4%

The level of funding represents the market value of assets expressed as a percentage of the value of liabilities, on an ongoing basis.

The employer contribution rate was increased at January 1, 2003 to 13.4% for the staff pension plan.

For accounting treatment purposes the actuarial surpluses are being spread over the average expected remaining service of plan members being 13 years. The pension costs for 2002 for these plans were £1.7 million (2001 £2.8 million; 2000 £2.2 million).

The above plans are funded and have full UK Inland Revenue tax-exempt approval by which benefits are limited due to the statutory earnings cap (an Inland Revenue limit on the amount of earnings that can be made pensionable under the plans for members who joined after May 1989). Certain members whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of the basic salary only. The Company has contractually agreed to pay the additional retirement benefits itself and a provision is made in respect of this obligation in the balance sheet at December 31, 2002 of £4.3 million (2001 £4.1 million; 2000 £3.0 million). This represents the actuarial value as confirmed by the Company's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis, in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded plan) of £0.1 million (2001 £1.0 million; 2000 £0.3 million) and interest on the unfunded liability of £0.3 million (2001 £0.2 million; 2000 £0.2 million). The additional death-in-service benefits over the statutory cap are separately insured by the Company under an unapproved scheme.

Additionally the Company made a provision in respect of pensions being paid to former directors of the Company in 2001 of £0.4 million and in 2000 of £0.4 million. No provision is required at December 31, 2002.

United States

The Group maintains defined contribution pension benefit plans for employees of its US subsidiaries. These plans, also known as 401(k) Plans, allows employees to defer a percentage of their salary for retirement. There are five different 401(k) Plans within the US Group and each of these plans has different features regarding company contributions, maximum deferral percentages and investment choices. The investment choices offered are among a selection of diversified mutual funds offering a broad mix of investment return potential with varying levels of risk. In aggregate the company contributions to the various US plans totaled $4.8 million for 2002 (2001 $5.6 million: 2000 $4.5 million). Total assets in the defined contribution plans at the end of 2002 were $137.1 million (2001 $111.0 million: 2000 $74.9 million). There were no defined benefit plans in the United States in 2002.

Other Jurisdictions

Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and are defined contribution schemes.

Total contributions for 2002, in respect of these schemes amounted to £0.1 million (2001 £0.2 million; 2000 £0.2 million).

The total pension charge for the Group for 2002 was £5.3 million (2001 £8.2 million; 2000 £6.9 million).

Total company contributions to defined benefit schemes were £1.7 million (2001 £2.7 million; 2000 £1.9 million) and defined contribution schemes were £ 3.6 million (2001 £5.5 million; 2000 £5.0 million).

(b)    Disclosures under FRS 17

The only significant defined benefit plans under FRS17 are in the United Kingdom and comprise the Staff Pension Plan and Retirement Cash Plan as described above. These plans have been combined for the purposes of the following disclosures.

The most recent actuarial valuation at April 1, 2000 has been used and updated by our independent actuaries

(i)
The financial assumptions used to calculate the scheme liabilities under FRS 17 were:

	UK defined benefit plans as at December 31
	2002	2001
	%	%
Valuation method	projected unit	projected unit
Inflation	2.3	2.5
Rate of increase in salaries	3.0	4.0
Rate of increase for pensions in payment pre 2001 service	3.0	3.5
Rate of increase for pensions in payment post 2001 service	2.3	2.5
Rate of increase in deferred pensions	2.3	2.5
Rate used to discount scheme liabilities	5.5	6.0

(ii)
The assets and the liabilities in the scheme were as follows:

	2002 Long-term rate of return expected	As at December 31, 2002	2001 Long-term rate of return expected	As at December 31, 2001
	%	(£ millions)%		(£ millions)
Equities	7.5	52.5	7.5	76.2
Gilts	4.5	15.7	5.0	12.1
Bonds	5.0	7.4	6.0	1.3
Cash	4.0	2.3	3.5	4.7
Property	6.5	4.3	6.0	3.8
Other	5.5	6.8	6.5	7.3

Total market value of assets		89.0		105.4
Actuarial value of liability		(130.9)		(123.3)

Net deficit in the scheme		(41.9)		(17.9)
Related deferred tax asset		12.6		5.4

Deficit in the schemes, net of tax		(29.3)		(12.5)

Actuarial value of unfunded pension liability—fully provided for in these financial statements		(4.3)		(4.5)
Related deferred tax asset		—		1.4

Net pension liability		(33.6)		(15.6)

The liability at December 31, 2002 under FRS 17 does not reflect the funding position of the plan which is calculated on an ongoing basis. This basis is used to determine contribution rates under the scheme.

(iii)

	As at December 31, 2002	As at December 31, 2001
	(£ millions)	(£ millions)
Net assets as stated in the balance sheet	141.2	1,096.8
Actuarial value of unfunded pension liability	4.3	4.5
Related deferred tax	—	(1.4)

Net assets excluding unfunded liability	145.5	1,099.9
Net pension liability	(33.6)	(15.6)

Net assets including amount related to defined benefit assets and liabilities	111.9	1,084.3

Profit and loss account excluding pension liability	(606.6)	41.7
Actuarial value of unfunded pension liability	4.3	4.5
Deferred tax on unfunded liability	—	(1.4)

	(602.3)	44.8
Net pension liability	(33.6)	(15.6)

Profit and loss account including amounts related to defined benefit assets and liabilities	(635.9)	29.2

(iv)
Had FRS 17 been fully implemented, the amounts that would have been charged to the profit and loss account are:

Year ended December 31, 2002
(£ millions)
Analysis of amount that would have been charged to operating costs:
Current service cost	1.8

Analysis of amount that would have been charged to other finance costs:
Expected return on pension scheme assets	6.7
Interest on pension scheme liabilities	(7.0)

Net expense	(0.3)

Net profit and loss charge	2.1

Analysis of amount that would be recognized in statement of total recognized gains and losses:
Actual return less expected return on pension scheme assets	(20.3)
Experience gains and losses arising on the scheme's liabilities	(0.9)
Changes in assumptions underlying the present value of the scheme's liabilities	(2.4)

Actuarial loss recognized in the statement of total recognized gains and losses	(23.6)

Movement in deficit in the year:
Deficit in the schemes at January 1	(17.9)
Movement in the year—current service cost	(1.8)
—contributions	1.7
—other finance costs	(0.3)
—actuarial loss	(23.6)

Net deficit in the schemes at December 31	(41.9)

(v)
History of experience gains and losses

2002
Difference between the expected and actual return on scheme assets
Amount (£ million)	(20.3)
Percentage of scheme assets (%)	(22.8)
Experience gains and losses on scheme liabilities
Amount (£ million)	(0.9)
Percentage of the present value of scheme liabilities (%)	(0.7)
Total amount recognized in the statement of total recognized gains and losses
Amount (£ million)	(23.6)
Percentage of the present value of scheme liabilities (%)	(18.0)

11.   Taxation

	Year ended December 31
	2002	2001	2000
	(£ millions)
(a) Analysis of charge based on (loss)/profit for the year
Current tax:
Corporation tax	4.8	10.1	0.9
Overseas taxation	(4.4)	18.4	29.5
Tax arising on disposals—overseas taxation	3.0	13.2	—
Exceptional tax credit	—	—	(6.4)
Over-provision in prior years—UK tax	(1.3)	(0.4)	—
—Overseas taxation	(4.9)	—	(0.2)

	(2.8)	41.3	23.8
Share of joint venture's taxation	2.7	2.7	4.5
Share of associates' taxation	0.6	0.5	1.0

Total current tax charge	0.5	44.5	29.3

Deferred tax:
Origination and reversal of timing differences	7.4	(11.9)	1.3
Reversal of deferred tax assets	19.0	—	—

Total deferred tax charge	26.4	(11.9)	1.3

Total charge for the year	26.9	32.6	30.6

Analyzed by continuing and discontinued operations:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Continuing operations	26.9	16.6	26.6
Discontinued operations	—	16.0	4.0

Total charge for the year	26.9	32.6	30.6

The tax effect of the operating exceptional items was a tax credit of £3.5 million (2001 £10.3 million; 2000 £0.7 million). In respect of the non-operating exceptional items a charge of £3.0 million (2001 £13.2 million; 2000 nil) arises.

An exceptional deferred tax charge of £19.0 million arises in 2002 as, currently, there is insufficient evidence to support recognition of a deferred tax asset under FRS 19.

(Loss)/profit before taxation is analyzed as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
United Kingdom	(30.9)	26.4	(0.2)
Overseas	(1,022.2)	(757.1)	82.0

	(1,053.1)	(730.7)	81.8

(b)
The current tax charge for the year is higher than the standard rate of corporation tax in the United Kingdom of 30% (2001 30%; 2000 30%). The differences are explained as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
(Loss)/profit before tax	(1,053.1)	(730.7)	81.8

(Loss)/profit before tax multiplied by standard rate of corporation tax	(315.9)	(219.2)	24.5
Expenses not deductable for tax	326.4	243.8	7.9
Tax arising on disposals	3.0	8.8	—
Different tax rates on overseas earnings and other adjustments	0.6	(0.4)	3.5
Exceptional tax credit	—	—	(6.4)
Tax over provided in previous years	(6.2)	(0.4)	(0.2)
Movements in timing differences	(7.4)	11.9	—

Total current tax charge	0.5	44.5	29.3

A reconciliation of the (loss)/profit before tax at the United Kingdom statutory rate of corporation tax to the tax charge for the year is as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
(Loss)/profit before tax at the UK statutory rate	(315.9)	(219.2)	24.5
Adjusted for:
Permanent differences arising on amortization and impairment	293.8	243.4	7.8
Tax over provided in previous years	(6.2)	(0.4)	(0.2)
Taxation arising on disposals	17.5	8.8	—
Exceptional tax credit	—	—	(6.4)
Other permanent adjustments	9.4	(1.3)	0.9
Overseas rate differences	0.3	1.3	4.0
Reversal of deferred tax assets	19.0	—	—
Timing differences on exceptional items	9.0	—	—

Tax charge for the year	26.9	32.6	30.6

(c)
Factors that may affect future tax charges

Deferred tax assets of £23.7 million (2001 nil: 2000 nil) arising principally on timing differences in the US and UK have not been recognized. These assets can only be realized when they reverse against suitable taxable profits.

Although the directors ultimately expect to realize these assets, there is currently insufficient evidence under FRS 19 to recognize a deferred tax asset in respect of these timing differences.

The Group has tax losses arising in the United States of £25.1 million (2001 £19.9 million; 2000 £4.7 million) that are available for offset against future taxable profits of that subsidiary. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates and the joint venture.

12.   (Loss)/Earnings per Share

(Loss)/earnings per share is calculated by reference to the (loss)/earnings for the year and the number of Ordinary shares in issue during the year as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Basic (loss)/earnings attributable to shareholders	(1,080.4)	(763.5)	50.7
Operating exceptional items:
Other	41.6	34.9	2.2
Goodwill impairment	923.3	724.6	—
Goodwill amortization	56.1	86.6	25.7
Exceptional item—loss/(profit) on disposal and closure of operations	48.4	(14.5)	18.1
Provision against investment in own shares	30.1	—	—
Profit on disposal of tangible fixed assets	—	—	(3.2)
Prior year tax credit	(6.2)	—	—
Exceptional tax credit	—	—	(6.4)
Attributable taxation on exceptional items	(3.5)	(10.3)	(0.7)
Attributable taxation on the loss on disposal of operations	3.0	13.2	—
Reversal of deferred tax assets	19.0	—	—

Headline earnings attributable to shareholders	31.4	71.0	86.4

	(Number)
Weighted average number of shares in issue (millions)—basic and headline	922.5	915.1	685.4
Dilutive potential of employee share options	—	—	20.9

Weighted average number of shares in issue (millions)—diluted	922.5	915.1	706.3

The shares in issue used to calculate basic and headline (loss)/earnings per share exclude the shares held by QUEST, by Orbis Management Limited and by Greenwood Nominees, as detailed in note 18, in accordance with FRS 14 "Earnings per Share".

13.   Intangible Assets

	Goodwill	Other intangible assets	Total intangible assets
	(£ millions)
Cost:
At January 1, 2001	1,852.8	0.2	1,853.0
Decrease during the year (note 34)	(0.8)	—	(0.8)
Disposal of operations (note 35)	(27.8)	(0.2)	(28.0)
Exchange adjustment	6.8	—	6.8

At December 31, 2001	1,831.0	—	1,831.0
Increase during the year (note 34)	51.0	—	51.0
Disposal of operations (note 35)	(8.1)	—	(8.1)
Exchange adjustment	(31.0)	—	(31.0)

At December 31, 2002	1,842.9	—	1,842.9

Amortization:
At January 1, 2001	36.1	0.1	36.2
Provided during the year	86.6	—	86.6
Goodwill impairment	724.6	—	724.6
Disposal of operations (note 35)	(4.3)	(0.1)	(4.4)
Exchange adjustment	0.3	—	0.3

At December 31, 2001	843.3	—	843.3
Provided during the year	56.1	—	56.1
Goodwill impairment	836.3	—	836.3
Disposal of operations (note 35)	(1.6)	—	(1.6)
Exchange adjustment	(4.8)	—	(4.8)

At December 31, 2002	1,729.3	—	1,729.3

Net book value at December 31, 2001	987.7	—	987.7

Net book value at December 31, 2002	113.6	—	113.6

Goodwill is amortized principally over 20 years

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.   Tangible Assets

	Land and buildings
	Freehold	Long lease	Short lease	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Cost:
At January 1, 2001	18.8	16.4	17.5	146.1	71.2	270.0
Exchange adjustment	—	(0.1)	(0.2)	—	0.1	(0.2)
Additions—owned assets	5.0	0.1	8.6	19.6	26.1	59.4
—leased assets	—	—	—	0.5	0.3	0.8
Disposals	—	(0.1)	(0.5)	(7.1)	(7.6)	(15.3)
Disposal of operations (note 35)	(5.6)	(1.8)	(0.4)	(30.7)	(10.4)	(48.9)

At December 31, 2001	18.2	14.5	25.0	128.4	79.7	265.8
Exchange adjustment	(1.9)	(0.1)	(0.9)	(8.6)	(6.0)	(17.5)
Additions by acquisition	—	—	—	—	0.8	0.8
Additions—owned assets	3.2	0.2	0.9	12.8	10.5	27.6
—leased assets	—	—	—	—	0.2	0.2
Inter-class transfers	(1.5)	—	—	0.9	0.6	—
Disposals	(1.1)	(0.1)	(0.7)	(2.6)	(6.4)	(10.9)
Disposal of operations (note 35)	—	(3.6)	(0.2)	(12.9)	(8.7)	(25.4)

At December 31, 2002	16.9	10.9	24.1	118.0	70.7	240.6

Depreciation:
At January 1, 2001	3.2	1.9	2.3	94.9	31.5	133.8
Exchange adjustment	—	—	—	—	0.3	0.3
Provided during the year	0.4	0.5	1.2	16.3	18.8	37.2
Disposals	—	(0.1)	(0.4)	(5.9)	(5.7)	(12.1)
Disposal of operations (note 35)	(0.9)	(0.6)	(0.2)	(22.6)	(6.7)	(31.0)

At December 31, 2001	2.7	1.7	2.9	82.7	38.2	128.2
Exchange adjustment	(0.3)	—	(0.3)	(4.9)	(3.5)	(9.0)
Provided during the year	0.4	0.6	1.9	14.4	16.3	33.6
Disposals	(0.1)	(0.1)	(0.2)	(1.2)	(3.4)	(5.0)
Disposal of operations (note 35)	—	(0.7)	—	(10.0)	(6.5)	(17.2)

At December 31, 2002	2.7	1.5	4.3	81.0	41.1	130.6

Net book value at December 31, 2001	15.5	12.8	22.1	45.7	41.5	137.6

Net book value at December 31, 2002	14.2	9.4	19.8	37.0	29.6	110.0

Tangible assets include the following amounts in respect of finance leased assets:

	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Net book value at January 1, 2001	0.2	0.7	0.9
Depreciation provided during the year	0.1	0.4	0.5
Net book value at December 31, 2001	0.6	0.5	1.1
Depreciation provided during the year	0.1	0.3	0.4
Net book value at December 31, 2002	0.4	0.7	1.1

15.   Capital Commitments and contingent liabilities

	As at December 31
	2002	2001
	(£ millions)
Capital expenditure commitments:
Contracted but not provided	1.4	4.2

16.   Investment in Joint Venture

(£ millions)
At January 1, 2001	40.7
Share of retained profit	4.1
Exchange adjustment	(0.5)

At December 31, 2001	44.3
Share of retained profit	3.5
Exchange adjustment	2.3

At December 31, 2002	50.1

The joint venture companies as at December 31, 2002 and 2001 were as follows:

	% holding	Nature of business
Wago Kontakttechnik GmbH	51%	Interconnection products
Wago Contact SA	51%	Interconnection products

As referred to in note 36, Spirent completed the divestment of its 51% interests in the WAGO joint venture for net proceeds of £59.5 million on April 4, 2003.

Additional disclosures in respect of the WAGO joint venture are as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Profit and loss account
Turnover	75.6	78.3	76.0

Profit before tax	6.7	8.8	12.7
Taxation	(2.7)	(2.7)	(4.5)

Profit after tax	4.0	6.1	8.2

	As at December 31
	2002	2001
	(£ millions)
Balance sheet
Fixed assets	34.4	34.7
Current assets	38.5	34.3

Share of gross assets	72.9	69.0

Liabilities due within one year	9.8	11.2
Liabilities due after more than one year	11.3	11.7
Minority interests	1.7	1.8

Share of gross liabilities	22.8	24.7

Share of net assets	50.1	44.3

17.   Investment in Associates

	Goodwill	Share of retained profit and reserves	Total
	(£ millions)
At January 1, 2001	—	12.9	12.9
Additions	—	(0.2)	(0.2)
Share of retained profit	—	0.5	0.5
Goodwill arising on acquisition of associates	6.6	—	6.6
Amortization of goodwill	(0.1)	—	(0.1)
Exchange adjustment	—	(1.4)	(1.4)

At December 31, 2001	6.5	11.8	18.3
Share of retained profit	—	0.3	0.3
Goodwill arising on acquisition of associates	(5.8)	0.6	(5.2)
Amortization of goodwill	(0.2)	—	(0.2)
Exchange adjustment	(0.5)	0.6	0.1

At December 31, 2002	—	13.3	13.3

At December 31, 2001 the Group held a 16% interest in Caw Networks, Inc acquired on October 16, 2001 at a cost of £6.4 million including expenses. On August 15, 2002 the remaining, then, 85% of Caw was acquired by the Group. From this date Caw has been fully consolidated into the Group accounts.

The associated companies are as follows:

	As at December 31
	2002	2001	Nature of business
	% holding
Tyton Company of Japan	49	49	Cable management products
3M/ECC	20	20	Cable management products
Caw Networks Inc	—	16	Telecom test equipment

18.   Other Investments

Investment in own shares
(£ millions)
At January 1, 2001	33.4
Shares issued to Greenwood Nominees	2.0
Purchased by Orbis	0.1
Transferred to beneficial holders from Greenwood Nominees	(1.0)
Allotted to option holders	(0.4)

At December 31, 2001	34.1
Transferred to beneficial holders from Greenwood Nominees	(1.0)
Allotted to option holders	(0.9)
Provision against investment in own shares	(30.1)

At December 31, 2002	2.1

The investment in own shares relates to 3,508,136 (2001 4,571,286) shares held by QUEST, and 9,064,985 (2001 9,064,985) shares held by Orbis Management Limited. Shares held by QUEST will be used to satisfy options under the Company's various savings related share option schemes. Shares in Orbis are primarily held to hedge awards under the Long Term Share Purchase Plan and Netcom Stock Appreciation Rights Plan. 625,031 Shares held by Greenwood Nominees at December 31, 2001 were allotted in May 2002 pursuant to the acquisition agreement of Zarak Systems Corporation.

Given the significant fall in the Spirent share price in 2002 the directors consider it prudent to make a provision against the carrying value of the shares held by QUEST and Orbis and accordingly have written them down to the market value at December 31, 2002 of 16.75 pence per share.

19.   Stocks

	As at December 31
	2002	2001
	(£ millions)
Raw materials	16.6	31.4
Work in progress	8.9	12.0
Finished goods	36.0	49.7

	61.5	93.1

20.   Debtors

	As at December 31
	2002	2001
	(£ millions)
Due within one year:
Trade debtors	79.1	99.8
Owed by associates	0.4	0.3
Other debtors	6.3	4.1
Prepayments and accrued income	9.5	9.3

	95.3	113.5

Due after one year:
Other debtors	0.2	0.5
Deferred taxation (note 27)	—	27.2
Prepayments	1.8	2.2

	2.0	29.9

Total debtors	97.3	143.4

Trade debtors at December 31, 2002 are stated after deducting provisions for bad and doubtful debts of £7.1 million (2001 £9.3 million).

21.   Notes to the Cash Flow Statement

	Year ended December 31
	2002	2001	2000
	(£ millions)
Returns on Investments and Servicing of Finance
Interest received	4.0	3.3	4.3
Interest paid	(14.7)	(27.1)	(26.4)
Interest element of finance lease rental payments	(0.1)	(0.1)	(0.1)
Minority dividends paid	—	—	(0.5)

Net cash outflow for returns on investments and servicing of finance	(10.8)	(23.9)	(22.7)

Taxation
Corporation tax paid	(11.9)	(4.3)	(1.9)
Overseas tax paid	7.7	(16.7)	(20.3)

Tax paid	(4.2)	(21.0)	(22.2)

Capital Expenditure and Financial Investment
Capital expenditure	(27.6)	(59.4)	(44.8)
Receipts from sales of tangible assets	1.8	1.1	7.3
Sale/(purchase) of own shares	—	0.6	(22.0)

Net cash outflow for capital expenditure and financial investment	(25.8)	(57.7)	(59.5)

Acquisitions and Disposals
Acquisition of subsidiaries (note 34)	(49.2)	7.2	(549.7)
Acquisition of associates	—	(6.4)	—
Disposal of shares in subsidiaries (note 35)	55.6	148.8	13.1

Net cash inflow/(outflow) for acquisitions and disposals	6.4	149.6	(536.6)

Management of Liquid Resources
Sale of investments	0.2	3.6	50.6

Financing
Issue of share capital	2.4	4.9	528.1
New loans	75.7	28.5	92.1
Repayment of loans	(23.6)	(185.4)	(139.4)
Repayment of capital element of finance lease rentals	(0.7)	(0.8)	(0.6)

Net cash inflow/(outflow) from financing	53.8	(152.8)	480.2

22.   Analysis of Changes in Net Borrowings

	January 1, 2000	Cash flow	Non cash changes	Exchange adjustment	December 31, 2000
	(£ millions)
Cash at bank and in hand	37.7	(9.1)	—	—	28.6
Overdrafts	(0.6)	(1.6)	—	—	(2.2)

Net cash	37.1	(10.7)	—	—	26.4
Current asset investments	51.0	(50.6)	—	3.5	3.9
Senior unsecured loan notes due within one year	(30.8)	31.7	—	(0.9)	—
Bank loans due within one year	(118.1)	105.7	(1.0)	(3.3)	(16.7)
Other loans and finance lease obligations due within one year	(0.5)	1.1	(1.5)	—	(0.9)

Net liquid funds/(short-term borrowings)	(61.3)	77.2	(2.5)	(0.7)	12.7
Senior unsecured loan notes due after one year	(45.1)	(89.4)	—	(11.3)	(145.8)
Bank loans due after one year	(160.3)	(2.4)	—	(7.4)	(170.1)
Other loans and finance lease obligations due after one year	(7.9)	1.2	(16.2)	(0.3)	(23.2)

Net borrowings	(274.6)	(13.4)	(18.7)	(19.7)	(326.4)

	January 1, 2001	Cash flow	Non cash changes	Exchange adjustment	December 31, 2001
	(£ millions)
Cash at bank and in hand	28.6	(0.7)	—	(0.3)	27.6
Overdrafts	(2.2)	1.7	—	0.1	(0.4)

Net cash	26.4	1.0	—	(0.2)	27.2
Current asset investments	3.9	(3.6)	—	—	0.3
Bank loans due within one year	(16.7)	6.9	—	(0.2)	(10.0)
Other loans and finance lease obligations due within one year	(0.9)	0.1	—	—	(0.8)

Net liquid funds	12.7	4.4	—	(0.4)	16.7
Senior unsecured loan notes due after one year	(145.8)	(0.1)	—	(3.0)	(148.9)
Bank loans due after one year	(170.1)	149.8	—	(3.9)	(24.2)
Other loans and finance lease obligations due after one year	(23.2)	1.0	(0.8)	0.3	(22.7)

Net borrowings	(326.4)	155.1	(0.8)	(7.0)	(179.1)

	January 1, 2002	Cash flow	Non cash changes	Exchange adjustment	December 31, 2002
	(£ millions)
Cash at bank and in hand	27.6	56.8	—	(0.9)	83.5
Overdrafts	(0.4)	(0.2)	—	—	(0.6)

Net cash	27.2	56.6	—	(0.9)	82.9
Current asset investments	0.3	(0.2)	—	—	0.1
Bank loans due within one year	(10.0)	9.6	—	—	(0.4)
Other loans and finance lease obligations due within one year	(0.8)	0.2	(0.2)	—	(0.8)

Net liquid funds	16.7	66.2	(0.2)	(0.9)	81.8
Senior unsecured loan notes due after one year	(148.9)	—	—	13.9	(135.0)
Bank loans due after one year	(24.2)	(75.5)	—	0.3	(99.4)
Other loans and finance lease obligations due after one year	(22.7)	14.3	(0.2)	(0.6)	(9.2)

Net borrowings	(179.1)	5.0	(0.4)	12.7	(161.8)

23.   Current Asset Investments

	December 31
	2002	2001
	(£ millions)
Listed	0.1	0.2
Unlisted	—	0.1

	0.1	0.3

Market value listed securities	0.1	0.2
Market value unlisted securities	—	0.1

	0.1	0.3

The investments are United Kingdom and United States Treasury Stock.

24.   Creditors Due within One Year

	As at December 31
	2002	2001
	(£ millions)
Trade creditors	23.6	29.7
Payments received on account	0.4	0.2
Bills of exchange payable	—	0.1
Owed to joint venture	0.3	0.2
Owed to associates	0.6	0.4
Other creditors	8.7	12.3
Accruals and deferred income	50.1	65.3
Proposed dividend	—	27.6
Corporation tax—UK and overseas	19.5	27.0
Other taxes and social security costs	4.3	4.0

	107.5	166.8

25.   Loans and Overdrafts

	As at December 31
	2002	2001
	(£ millions)
Bank overdrafts:
Secured	0.5	0.4
Unsecured	0.1	—
Bank loans due within one year (note 28)	0.4	10.0
Other loans and finance lease obligations due within one year (note 28)	0.8	0.8

	1.8	11.2

Where applicable, overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The weighted average interest rate payable on the bank overdrafts is 4.1% (2001 7.8%).

26.   Creditors Due After More Than One Year

	As at December 31
	2002	2001
	(£ millions)
Senior unsecured loan notes (note 29)	135.0	148.9
Bank loans (note 28)	99.4	24.2
Other loans and finance lease obligations (note 28)	9.2	22.7
Other creditors	1.6	6.3
Deferred income	2.6	3.4
Pension	4.8	4.6

	252.6	210.1

27.   Provisions for Liabilities and Charges

	Year ended December 31
	2002	2001	2000
	(£ millions)
Deferred taxation
At January 1	(25.7)	(13.7)	(7.8)
Exchange adjustment	1.4	(0.5)	(0.9)
Arising on acquisition	—	—	(6.3)
Disposal of subsidiaries (note 35)	0.3	0.4	—
Charged during the year (note 11)	26.4	(11.9)	1.3

At December 31	2.4	(25.7)	(13.7)

	As at December 31
	2002	2001
	(£ millions)
Deferred taxation provided:
Capital allowances in advance of the corresponding charges for depreciation	1.7	1.1
Short-term timing differences on stock options	—	(6.5)
Other short-term timing differences	0.7	(20.3)

	2.4	(25.7)

Debtors greater than one year—deferred taxation (note 20)	—	(27.2)
Provisions for liabilities and charges—deferred tax liability	2.4	1.5

	2.4	(25.7)

In accordance with FRS 19, deferred tax assets have not been recognized in respect of tax losses arising in the United States of £25.1 million (2001 £19.9 million). In addition, deferred tax assets of £23.7 million (2001 nil) arising principally in respect of timing differences, have not been recognized (see note 11).

	Year ended December 31
	2002	2001
	(£ millions)
Lease provisions
Charged during the year	20.2	—
Transfers in	9.0	—
Utilized during the year	(1.8)	—
Exchange adjustment	(1.4)	—

	26.0	—

Provisions for liabilities and charges at December 31	28.4	1.5

28.   Loans and Finance Lease Obligations

	As at December 31
	2002	2001
	(£ millions)
Secured:
Bank loans not wholly repayable within five years	2.2	2.8
Bank loans wholly repayable within five years	2.1	2.2
Finance lease obligations	9.5	9.3

	13.8	14.3

Unsecured:
Bank loans wholly repayable within five years	96.2	30.4
Other loans not wholly repayable within five years	—	3.0
Other loans wholly repayable within five years	0.5	11.2

	96.7	44.6

Less debt issuance costs	(0.7)	(1.2)

	109.8	57.7

Repayment schedules for amounts due at December 31 are as follows:

	As at December 31
	2002	2001
	(£ millions)
Bank loans:
After five years	2.2	2.8
Between two and five years	1.3	21.9
Between one and two years	96.6	0.4

Due after more than one year	100.1	25.1
Less debt issuance costs	(0.7)	(0.9)

Due after more than one year (note 26)	99.4	24.2

Due within one year	0.4	10.3
Less debt issuance costs	—	(0.3)

Due within one year (note 25)	0.4	10.0

Total bank loans	99.8	34.2

Other loans and finance leases:
After five years	7.1	9.3
Between two and five years	1.5	9.9
Between one and two years	0.6	3.5

Due after more than one year (note 26)	9.2	22.7
Due within one year (note 25)	0.8	0.8

Total other loans and finance leases	10.0	23.5

	109.8	57.7

Where applicable loans are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The long-term secured loan is repayable in annual installments of £214,000 until the year 2008 and bears interest at an average rate of 7.0%.

Repayment schedules for loans and finance leases at December 31, 2002 are as follows:

			Finance Leases
	Bank Loans	Other Loans	Capital	Interest	Total
	(£ millions)
Due within one year	0.4	—	0.8	0.5	1.3
Between one and two years	95.9	—	0.6	0.5	1.1
Between two and three years	0.4	—	0.6	0.4	1.0
Between three and four years	0.5	—	0.5	0.4	0.9
Between four and five years	0.4	—	0.4	0.4	0.8
After five years	2.2	0.5	6.6	1.3	7.9

	99.8	0.5	9.5	3.5	13.0

29.   Senior Unsecured Loan Notes

	As at December 31
	2002	2001
	(£ millions)
Due after more than one year
7.94% Senior unsecured loan notes 2006	6.2	6.8
8.06% Senior unsecured loan notes 2009	39.4	43.4
8.16% Senior unsecured loan notes 2009	71.4	78.8
8.75% Senior unsecured loan notes 2009	18.4	20.3

	135.4	149.3
Less debt issuance costs	(0.4)	(0.4)

Due after more than one year (note 26)	135.0	148.9

At December 31, 2002 the following loan notes were in issue:

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

As discussed in note 36, post December 31, 2002 certain amendments have been made to the terms of these loan notes.

A five-year interest rate swap for $115 million entered into on November 23, 2001 was called by the counterparties in November 2002 and replaced with an interest rate swap for $163.4 million. The counterparties have the option to call the swap at six-monthly intervals commencing May 2003. This swap has been transacted with two counterparties and split $100 million and $63.4 million between them. The terms of the $100 million swap allow for either party to exercise a break on November 23, 2005 or November 23, 2008. The swap for $63.4 million has an option for either party to exercise a break at November 23, 2005 only. If a break should occur a mark to market settlement will be made.

30.   Financial Risk Management

The primary objective of the treasury function is to reduce financial risk and to ensure that sufficient liquidity is available to the Group to meet its current and anticipated needs. It operates as a service center within a framework of policies and guidelines laid down by the Board that are subject to regular review.

Objectives, Policies and Strategies

The major treasury activities involve raising finance and managing the Group's interest rate and currency exposures. Financial instruments including derivatives are used to manage these exposures when deemed appropriate. Transactions are only undertaken if they relate to underlying exposures or business requirements. Speculative treasury transactions are expressly forbidden.

Financing

The Group's policy is to finance operations through a combination of retained earnings and external financing. The Company raises the majority of the funding for the Group. Debt is principally sourced from the syndicated bank market and the US private placement market. WAGO, which was a joint venture, arranged its own financing.

At December 31, 2002, the amount of loan notes outstanding was $218 million, equivalent to £135.4 million at December 31, 2002 exchange rates. These loan notes have maturity dates in 2006 and 2009.

Amounts available under the committed banking facilities were £194.4 million at December 31, 2002 of which £96.2 million was drawn. These facilities mature in July 2004.

Since the year end the terms of the loan notes and the banking facility have been varied as discussed in note 36.

Further details on the sources of funding are set out below.

Interest Rate Management

The objective of our interest rate management policy is to reduce the volatility of the interest charge. The exposure to interest rates is managed through an optimum mix of fixed and floating rate debt and the use of interest rate swaps.

At December 31, 2002 the Group's borrowings were composed of 20% of fixed rate debt. This excludes $163.4 million of private placement notes which have been swapped into floating rates through the use of a seven-year swap, callable at the counterparties' option at six-monthly intervals commencing May 2003.

The interest profile of Spirent's cash and borrowings at the year end is detailed in this note.

Net interest payable was £12.3 million (2001 £22.8 million, 2000 £29.3 million). A one percentage point movement in short-term dollar interest rates based on the year-end position would impact profit before tax by approximately £1 million.

Borrowings are denominated in currencies that correspond to Spirent's net assets as described below.

The fair value of borrowings and cash at the year end are compared to book value below.

Currency Management

Currency exposures arise from trading transactions undertaken by subsidiaries in foreign currencies and on the translation of the operating results and net assets of our overseas subsidiaries.

Subsidiaries are required to hedge material transactional exposures, against their local currency, using forward contracts. Group Treasury, by means of forward foreign exchange contracts, carries out the majority of this hedging activity.

We do not hedge translation exposures on translation of the operating results or net assets of our overseas subsidiaries since these are an accounting, not a cash, exposure. Where possible we aim to match the currency of our borrowings with the currency profile of profits and net assets, this provides a partial hedge against these translation exposures.

Details of the currencies of borrowings are set out in the table below.

At the year end the balance sheet translation exposure was 70% hedged (2001 69%).

During the year, sterling strengthened against the US dollar, the main currency to which we are exposed. A movement in the US dollar against sterling by 1% if maintained over the whole year based on 2002 results, would affect reported profit before tax by approximately £0.2 million.

(a)    Interest Rate Risk

The interest rate profile of the Group's financial assets and liabilities at December 31, after taking into account interest rate swaps was as follows:

	As at December 31, 2002
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	61.1	0.1	61.2
US dollars	10.1	1.0	11.1
Euro	5.6	1.3	6.9
Other	3.5	1.1	4.6

	80.3	3.5	83.8

	As at December 31, 2001
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	4.4	0.1	4.5
US dollars	9.3	1.7	11.0
Euro	7.8	0.9	8.7
Other	2.5	1.7	4.2

	24.0	4.4	28.4

The financial assets of the Group comprise:

	As at December 31
	2002	2001
	(£ millions)
Debtors due after more than one year (excluding prepayments) (note 20)	0.2	0.5
Current asset investments (note 23)	0.1	0.3
Cash at bank and in hand (note 22)	83.5	27.6

	83.8	28.4

Floating rate financial assets comprise cash deposits at call, seven day and monthly rates.

The weighted average period to maturity for financial assets on which no interest is paid is less than one year.

	As at December 31, 2002
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	84.4	—	84.4
US dollars	37.8	112.3	1.6	151.7
Euro	10.1	0.4	—	10.5
Other	0.2	0.2	—	0.4

	48.1	197.3	1.6	247.0

	As at December 31, 2001
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	18.4	—	18.4
US dollars	75.0	104.7	4.7	184.4
Euro	10.0	0.3	—	10.3
Other	0.2	—	—	0.2

	85.2	123.4	4.7	213.3

	As at December 31, 2002			As at December 31, 2001
Financial liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities
	(%)	(years)	(years)	(%)	(years)	(years)
Sterling	11.5	3.3	—	16.3	0.6	—
US dollars	8.3	6.2	4.9	8.0	7.5	3.1
Euro	5.8	13.3	—	5.9	14.8	—
Other	13.9	2.8	—	13.0	3.6	—
	7.8	7.7	4.9	7.8	8.3	3.1

The financial liabilities of the Group comprise:

	As at December 31
	2002	2001
	(£ millions)
Bank overdrafts, current installment of loans and finance lease obligations (note 25)	1.8	11.2
Senior unsecured loan notes due after more than one year (note 26)	135.0	148.9
Bank loans due after more than one year (note 26)	99.4	24.2
Other loans and finance lease obligations due after more than one year (note 26)	9.2	22.7
Other creditors falling due after more than one year (note 26)	1.6	6.3

	247.0	213.3

The floating rate liabilities at December 31, 2002 comprise primarily $163.4 million (2001 $115.0 million) of the senior unsecured loan notes for which an interest rate swap is in place. Also included is £96.2 million (2001 £20.5 million) drawn under the syndicated credit facility.

Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

(b)
Maturity of Financial Liabilities

The maturity profile of the Group's financial liabilities is as follows:

	As at December 31
	2002	2001
	(£ millions)
In one year or less, or on demand	1.9	11.9
In more than one year but not more than two years	96.5	6.2
In more than two years but not more than five years	9.0	38.9
In more than five years	139.6	156.3

	247.0	213.3

Undrawn Committed Borrowing Facilities:
Expiring in one year or less	24.8	175.7
Expiring in more than one year but not more than two years	73.4	27.4
Expiring in more than two years	—	156.8

	98.2	359.9

The committed borrowing facilities primarily comprise:

a $152 million five-year amortizing multi-currency revolving credit facility with a final maturity date of July 21, 2004 of which $18 million was drawn at December 31, 2002;

a £100 million multi-currency five-year revolving credit facility of which £85.0 million was drawn at December 31, 2002;

The $152 million multi-currency credit facility is amortizing and reduces as follows:

  •
  $40 million on January 15, 2003

  •
  $56 million on January 15, 2004

  •
  $56 million on the final maturity date, July 21, 2004.

As discussed in note 36, post December 31, 2002 certain amendments were made to the terms of these borrowing facilities.

At December 31, 2002 the commitment fees payable on the unutilized portion of the loan facilities are as follows:

Tranche A—50% of the Applicable Margin. The current rate is 0.3125%.

Tranche B—50% of the Applicable Margin in pounds sterling. The current rate is 0.3125%.

Tranche C—0.125% on the undrawn, uncancelled amount.

(c)
Currency Exposure of Financial Assets and Liabilities

The tables show the net unhedged monetary assets and liabilities of Group companies at December 31. These monetary assets and liabilities are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

At December 31, 2002 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.2	1.0	(0.1)	1.1
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	0.3	0.3	—	0.2	0.8
Other	(0.4)	2.8	—	0.1	2.5

	(0.4)	3.3	0.9	0.2	4.0

At December 31, 2001, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	1.8	1.9	0.2	3.9
US dollar	—	—	1.8	—	1.8
Euro	(0.1)	0.3	—	0.4	0.6
Other	(0.3)	2.3	—	0.1	2.1

	(0.4)	4.4	3.7	0.7	8.4

(d)
Fair Value of Financial Instruments
	As at December 31
	2002		2001
	Book Value	Fair Value	Book Value	Fair Value
	(£ millions)
Primary financial instruments held or issued to finance the Group's operations:
Short-term borrowings and current portion of long-term borrowings	(1.8)	(1.8)	(11.2)	(11.2)
Long-term senior unsecured loan notes	(135.0)	(153.1)	(148.9)	(159.4)
Other long-term borrowings	(108.6)	(107.7)	(46.9)	(44.5)
Cash and other liquid funds	83.5	83.5	27.6	27.6
Current asset investments	0.1	0.1	0.3	0.3
Other financial assets	0.2	0.2	0.5	0.5
Other financial liabilities	(1.6)	(1.6)	(6.3)	(6.3)

	(163.2)	(180.4)	(184.9)	(193.0)
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swap	—	0.4	—	(1.3)
Forward foreign exchange contracts	—	0.5	—	0.1

	(163.2)	(179.5)	(184.9)	(194.2)

The derivative financial instruments are as follows:

(a)
Interest rate swaps for $163.4 million (£101.5 million). The swaps have a seven-year term and can be canceled at the bank's option at six monthly intervals no earlier than May 2003. A break can be exercised on $100 million of the swap by either party on November 23, 2005 and 2008, and on $63.4 million of the swap at November 23, 2005. If a break should occur a mark to market settlement will be made.

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

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged itself is recognized.

Unrecognized gains and losses on instruments used for hedging are as follows:

	Year ended December 31
	2002			2001
	Gains	Losses	Total net gains/losses	Total net gains/losses
	(£ millions)
Unrecognized gains/(losses) at January 1	0.2	(1.4)	(1.2)	—
Gains/(losses) arising in previous years recognized in the year	0.2	(1.4)	(1.2)	—

Gains/(losses) arising before January 1 that were not recognized in the year	—	—	—	—
Gains/(losses) arising in the year that were not recognized	1.1	(0.2)	0.9	(1.2)

Unrecognized gains/(losses) on hedges at December 31	1.1	(0.2)	0.9	(1.2)

Expected to be recognized:
In one year or less	0.7	(0.2)	0.5	0.1
In later years	0.4	—	0.4	(1.3)

	1.1	(0.2)	0.9	(1.2)

31.   Operating Lease Commitments

Annual commitments which expire:

	As at December 31
	2002	2001
	(£ millions)
In respect of land and buildings (subject to periodic rent reviews):
Within one year	0.6	0.9
In the second to fifth years	5.7	8.8
Over five years	5.8	7.7

	12.1	17.4

In respect of plant and equipment:
Within one year	0.1	—
In the second to fifth years	0.4	0.4

	0.5	0.4

The aggregate payments, for which there are commitments under operating leases at December 31, 2002 fall due as follows:

	Land and Buildings	Plant and Equipment	Total
	(£ millions)
Due within one year	12.1	0.5	12.6
Between one and two years	10.1	0.5	10.6
Between two and three years	9.8	0.4	10.2
Between three and four years	8.4	0.3	8.7
Between four and five years	7.6	0.1	7.7
After five years	25.9	—	25.9

	73.9	1.8	75.7

32.   Share Options

We have the following share option schemes and share incentive arrangements.

(a)
1985 and 1995 Executive Share Option Schemes (ESOS)

The Inland Revenue approved 1995 ESOS was introduced on the automatic expiry of the 1985 ESOS and incorporates the guidelines issued by the Association of British Insurers (ABI) at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the UK and overseas. There are currently 351 participating executives in the ESOS.

Awards under the 1995 ESOS, normally determined annually, are at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No price is payable on the grant of an option and no options have been, or can be, granted at a discount to the market price.

The normal exercise period for options granted under the 1985 and 1995 ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the 1995 ESOS are subject to the achievement of an Earnings per Share (EPS) performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, there has been an increase in the Company's headline EPS (as defined in the Statement of Investment Practice No.1 of the United Kingdom Society of Investment Professionals) which is at least 6% more than the increase in the Retail Price Index over the same period.

All ESOS grants made after May 11, 2000 to the executive directors and senior management (principally members of the Company's Operations Management Team) are subject to enhanced performance conditions on exercise. These are more fully explained in note 10.

The Remuneration Committee may in future impose different performance targets which they consider to be no less demanding. Options granted under the 1985 ESOS are exercisable unconditionally.

(b)
International Executive Share Option Scheme (IESOS)

Certain US executives have previously been granted unapproved options under the IESOS with participation and awards being at the discretion of the Remuneration Committee. Options are exercisable unconditionally and normally between the third and tenth anniversary of the date of grant. Again, no options have been granted at a discount to the market price. The IESOS is closed and has been replaced by the unapproved arrangements to the 1995 ESOS referred to in (a) above.

(c)
Spirent Stock Option Plan (SSOP)

The SSOP was introduced following shareholder approval at the Company's 2000 Annual General Meeting. This discretionary plan is primarily targeted at selected employees in the Communications group (particularly in the United States) with grants normally determined annually by reference to the seniority and contribution of the individual, together with the performance of the relevant business and prevailing local market practice. Under the SSOP, grants are also permitted to selected newly hired and promoted employees on a monthly basis.

Options normally vest over four years, provided that the employee remains in employment. The options become 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis. Any options not exercised will lapse on the seventh anniversary of grant. No pre-exercise performance conditions attach to options granted under the SSOP.

In December 2002, approximately 12.5 million options were granted under the SSOP to key selected employees for market competitive, motivation and retention purposes. This grant provided for accelerated phased vesting over two years instead of the usual four-year period. No executive directors participated in this grant.

The number of options available for grant each year, subject to a 9% total dilution limit, is at the discretion of the Remuneration Committee having regard to competitive market practice and the performance of the businesses. No further grants may be made under the SSOP after the 2003 Annual General Meeting. However, the Remuneration Committee is currently reviewing medium and long term incentive arrangements for employees within the Communications group and shareholders will be informed as appropriate with regards to any new initiatives which require shareholder approval.

No price is payable on the grant of an option and no options have been, or can be, granted at a discount to the market price.

(d)
Netcom Amended and Restated Stock Option Plan (NARSOP)

Spirent completed the acquisition of Netcom Systems Inc. (Netcom) in July 1999. $44.5 million of the total consideration was satisfied through the rollover of outstanding vested and unvested options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million new Spirent shares (as adjusted) on substantially similar terms under the NARSOP as previously existed. The outstanding unvested options vest monthly from the date of acquisition during the remaining term of each individual grant and are not subject to any pre-exercise performance condition. The final unvested options will vest in July 2003 and all options have a ten year life from the original date of grant.

(e)
Zarak Amended and Restated Stock Option Plan (ZARSOP)

Out of a total consideration of approximately 44.9 million new Spirent shares issued for the acquisition of Zarak Systems Corporation (Zarak) in November 2000, approximately 3.8 million arose in connection with the rollover of outstanding options over Zarak shares into options over Spirent shares which will vest over a period expiring in 2004 on substantially similar terms under the ZARSOP as previously existed. These options are primarily held by Zarak employees and have either a five or ten year life from the original date of grant.

Unvested rolled over options are capable of immediate exercise (ie prior to their respective vesting date) and any shares arising from such an event are held in trust until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares whilst they are held in trust but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

(f)
Caw Amended and Restated Stock Plan (CARSP)

Out of a total initial consideration for the acquisition of Caw Networks, Inc. (Caw) in August 2002 of $49 million, approximately $4 million was in respect of Spirent Ordinary shares and options which arose on the rollover of outstanding options and shares under the previous Caw employee stock plan. The options and shares will vest over a period expiring in 2006 on substantially similar terms under the CARSP as previously existed. The options are held by Caw employees and have a ten year life from the original date of grant. Pursuant to the terms of the Merger Agreement for Caw, an additional cash payment of 78.8 cents is payable as each share vests or upon the vesting of an exercised option.

Pursuant to individual agreements signed by participating Caw employees, any Ordinary shares issued under the CARSP are restricted until they have vested or are not at risk from forfeiture under the plan rules. Unvested rolled over options are capable of immediate exercise (i.e prior to their respective vesting date) and any shares arising from such an event are held in trust until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares whilst they are held in trust but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

In accordance with the rules of the Executive Share Option Schemes noted in (a) above, the Spirent shares subject to rolled over options for the acquisition of Netcom, Zarak, Caw and Net-HOPPER (now expired), or granted under the SSOP, do not count toward ABI scheme limits. The plans mentioned in (d) to (f) above are now closed to new entrants and no further awards of options can be made under them. Ongoing awards of discretionary options to Communications group employees are now being facilitated through the SSOP as described in paragraph (c).

(g)
UK Savings Related Share Option Scheme (SRSOS)

The SRSOS is an Inland Revenue approved scheme and is open to all UK full and part time employees, subject to a qualifying service period. The employee enters into a Save-As-You-Earn contract with the Company's savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

No price is payable on the grant of an option. The option exercise price is calculated by reference to the middle market price of a Spirent share on the last business day prior to the beginning of the Invitation Period discounted by up to 20% at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date as elected by the option holder at the start of the contract.

The Company has established a qualifying employee share ownership trust (QUEST) to honor the contractual commitment to deliver Spirent shares against the valid exercise of outstanding options under the SRSOS. Spirent QUEST Limited, a wholly-owned subsidiary of Spirent plc, acts as sole trustee to the QUEST. During 2002 1,063,150 shares were transferred to participants. Spirent QUEST Limited has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in note 12.

(h)
US Employee Stock Purchase Plan (ESPP)

The ESPP operates on a broadly similar basis to the SRSOS. It enables the Company to grant eligible US employees the right to acquire Spirent shares using proceeds of a savings contract. When joining the ESPP, participants enter into a contract to save up to 15% of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over a contract period of 12 months by way of regular payroll deductions.

No price is payable on the grant of a purchase right. The purchase price will be the market value of a Spirent share either on the first day of the Offering Period or on the last day of the Offering Period, whichever is lower, less a 15% discount or, where shares are to be subscribed, their nominal value (if greater).

(i)
Global All Employee Share Purchase Plan (GAESPP)

The GAESPP was approved by shareholders in 2001 and offers employees in countries other than the UK or US an opportunity to share in the Company's performance through share ownership. The GAESPP was implemented in Canada in January 2002 and operates on similar terms to the ESPP above, with participants entering into a 12 month contract to save up to 15% of basic salary (gross), subject to an individual maximum of Cdn $1,000 (net) per month.

The Company also operated the following incentive schemes during 2002, both of which utilize shares purchased in the market (ie they have not involved the issue of new Spirent shares). No awards were made under either plan in the year to December 31, 2002.

(j)
Stock Appreciation Rights Plan (SARP)

The SARP was introduced in September 1999 as an interim incentive arrangement for the employees of Netcom following the closure of the NARSOP described in (d) and subsequently for certain other employees in the Communications group. Under the SARP, recruitment, promotion and recognition awards over Spirent shares have been made in line with historic and local competitive market practice on a quarterly basis at the discretion of a committee of senior executives. The operation of the SARP reflects as far as practicable the now closed NARSOP. Accordingly, rights under the SARP vest over four years, 25% vesting one year after the date of grant and the remainder vesting on a monthly basis over a further 36 months. Rights granted are not subject to the fulfillment of any pre-exercise performance conditions.

The SARP will deliver the appreciation value (i.e. the aggregated increase in the market value of a Spirent share over the rights price) in the form of existing Spirent shares which have been purchased in the market by the Company's Employee Share Ownership Trust. The maximum number of shares over which SARP awards can be made is 5.25 million. Discretionary stock option grants to Communications group employees are now facilitated through the SSOP (see paragraph (c)).

At December 31, 2002, the following rights were outstanding under the SARP:

Rights exercise dates	Rights price (p)	Number of rights outstanding
09.10.00–06.29.10	182–416	3,821,097
(k)
Long Term Share Purchase Plan (LTSPP)

At an Extraordinary General Meeting of the Company held on May 2, 2002, shareholders approved the closure of the LTSPP and the substitution of its future annual awards with a supplemental grant of options of equivalent value under the ESOS (see (a) above). These supplemental grants are subject to enhanced exercise performance conditions under the ESOS (see note 10 for further details).

The LTSPP was introduced, following approval by shareholders at the Company's 1999 Annual General Meeting, to ensure continuing competitiveness and with the aim of motivating and giving participants a more focused incentive to perform at the highest levels which, in turn, delivers sustainable performance and enhanced shareholder return. Only executive directors and senior management (principally members of the Operations Management Team) were eligible to participate in the LTSPP. It is administered by the Remuneration Committee.

Grants under the LTSPP have a six year performance period comprising two periods of three years each. Performance units, equivalent to shadow options, granted at the outset will only vest (in the form of an award split between Spirent shares and cash) at the end of the first performance period. This is provided that the challenging performance criteria of both total shareholder return (TSR), as measured against a comparator group of companies (or other relevant index), and real share price growth (ie after taking inflation into account) have been met. One-third of the award must be retained in the form of shares until the end of the second performance period. These shares will be matched on a ratio of two shares for every one share retained. In order to encourage superior performance and to strengthen further the alignment of interest of participants with those of shareholders, participants may choose to invest some or all of their remaining cash award (ie up to two-thirds of the award) in shares and these will be matched on a higher ratio of up to four shares for each one retained. No reward under the LTSPP can be made at the end of either performance period unless the Company's real share price growth is at least 5% per annum and also its TSR performance is ranked above the 60th percentile against the comparator group. Because of these variables, the exact number of shares available for award, if any, cannot be determined until the final vesting date (the sixth anniversary of the date of grant).

The Company has established an Employee Share Ownership Trust as one method through which it can deliver Spirent shares committed under the LTSPP with shares being held in trust prior to any vesting of awards. Any shares delivered under the LTSPP will be met by the trustees either purchasing existing shares in the market or by the Company issuing new shares or a combination of these. In this way, full flexibility is retained to ensure that the objective of acting in shareholders' best interests is achieved at the time of delivery.

No price is payable on the grant of a LTSPP performance unit, no performance units have been granted at a discount to the market price.

At December 31, 2002, the following performance units were outstanding under the LTSPP:

Performance unit vesting dates	Value of performance unit (p)	Number of performance units
05.11.06–04.09.07	305–334	483,024

Spirent Employee Share Ownership Trust (ESOT)

At December 31, 2002 the ESOT held 11,870,877 Spirent Ordinary shares to satisfy awards under various share based incentive schemes as described above. Of this number, 1,245,229 Ordinary shares were unconditionally vested at December 31, 2002.

Movements in the options outstanding under the option schemes for the three years in the period ended December 31, 2002 and the related weighted average option prices are shown in the two tables below.

	1985 and 1995 Executive Share Option Scheme		International Executive Share Option Scheme		Spirent Stock Option Plan		Caw Amended and Restated Stock Plan(1)		Netcom Amended and Restated Stock Option Plan(2)
	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price
	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)
Options outstanding at January 1, 2000	11,449	132.81	238	103.59	—	—	—	—	20,829	44.83
Granted/transferred into plan	2,859	339.66	—	—	13,775	433.62	—	—	—	—
Exercised	(2,626)	127.75	(64)	102.14	—	—	—	—	(2,528)	35.49
Lapsed or canceled	(197)	196.51	—	—	(606)	488.22	—	—	(1,941)	46.04

Options outstanding at December 31, 2000	11,485	186.20	174	104.13	13,169	431.11	—	—	16,360	46.04
Granted/transferred into plan	4,280	243.01	—	—	39,405	306.19	—	—	—	—
Exercised	(705)	141.94	—	—	—	—	—	—	(1,110)	37.04
Lapsed or canceled	(265)	204.24	—	—	(4,393)	417.63	—	—	(127)	112.71

Options outstanding at December 31, 2001	14,795	204.42	174	104.13	48,181	330.18	—	—	15,123	46.14
Granted/transferred into plan	5,341	128.39	—	—	42,115	98.81	1,197	12.10	—	—
Exercised	(72)	109.37	—	—	—	—	(24)	11.92	(2,049)	22.49
Lapsed or canceled	(2,206)	213.37	—	—	(10,653)	274.44	(87)	12.11	(160)	95.34

Options outstanding at December 31, 2002	17,858	180.96	174	104.13	79,643	215.29	1,086	12.11	12,914	49.28

Options exercisable
At December 31, 2002	7,540	149.52	174	104.13	20,995	319.48	1,086	12.11	12,741	48.29
At December 31, 2001	4,311	137.75	174	104.13	4,385	409.80	—	—	13,933	41.08
At December 31, 2000	2,160	120.04	174	104.13	—	—	—	—	11,738	38.13

(1)
The exercise consideration for options under this plan is paid in US dollars and has been converted into sterling in the above table at an exchange rate of £1 = $1.61, being the exchange rate on December 31, 2002.

(2)
Shares rolled over on acquisition of Netcom Systems Inc. in July 1999.

	Net-HOPPER Amended and Restated Plan(1)		Zarak Amended and Restated Stock Option Plan(2)		Savings Related Share Option Scheme		Employee Stock Purchase Plan(3)
									Global All Employee Share Purchase Plan(3)
		Weighted average option price		Weighted average option price		Weighted average option price		Weighted average option price
	No. of shares		No. of shares		No. of shares		No. of shares		No. of shares	Weighted average option price
	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)	(000's)	(pence)
Options outstanding at January 1, 2000	—	—	—	—	5,752	100.34	—	—	—	—
Granted/transferred into plan	1,302	68.63	4,154	156.24	455	529.58	1,892	102.00	—	—
Exercised	(226)	58.77	(240)	33.91	(957)	91.79	—	—	—	—
Lapsed or canceled	—	—	(76)	127.16	(383)	97.03	—	—	—	—

Options outstanding at December 31, 2000	1,076	64.89	3,838	164.46	4,867	142.04	1,892	102.00	—	—
Granted/transferred into plan	—	—	—	—	4,395	142.82	1,042	97.68	—	—
Exercised	(899)	57.74	(826)	84.40	(591)	97.17	(1,892)	102.00	—	—
Lapsed or canceled	(15)	545.62	(1,013)	188.07	(1,947)	277.03	—	—	—	—

Options outstanding at December 31, 2001	162	57.74	1,999	185.58	6,724	107.40	1,042	97.68	—	—
Granted/transferred into plan	—	—	—	—	3,982	41.00	3,000	14.25	300	14.25
Exercised	(162)	57.74	(138)	68.73	(757)	98.57	(1,084)	82.55	—	—
Lapsed or canceled	—	—	(810)	158.96	(4,608)	105.50	—	—	—	—

Options outstanding at December 31, 2002	—	—	1,051	220.16	5,341	60.79	2,958	14.25	300	14.25

Options exercisable
At December 31, 2002	—	—	1,051	220.16	78	135.20	—	—	—	—
At December 31, 2001	162	57.74	1,999	185.58	501	102.73	—	—	—	—
At December 31, 2000	1,076	64.89	3,838	164.46	126	105.84	—	—	—	—

(1)
Shares rolled over on acquisition of Net-HOPPER Systems Inc in November 2000.

(2)
Shares rolled over on acquisition of Zarak Systems Corporation in November 2000.

(3)
The exercise price and the number of options outstanding cannot ultimately be determined until the maturity of each respective offering period (that is, usually 12 months following the date of grant). For outstanding options which have not yet matured, the information shown above is based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the first day of the offering period. The number of options showing in the above table where the offering period has matured has been restated to represent the actual final exercise price and number of shares granted. For more information on the plan see note 10.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

Under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2002	2001	2000
Dividend yield	0.9%	1.5%	1.3%
Expected volatility	70.0%	43.0%	32.0%
Risk free interest rate	2.7%	4.6%	5.7%
Expected life	4.9 years	5.3 years	4.8 years

The weighted average fair values of options granted are as follows:

	Year ended December 31
	2002	2001	2000
Options granted at market value of the underlying shares	53p	111p	195p
Options granted at a discount to the market value of the underlying shares	23p	88p	183p

Summarized information about options outstanding under the share option schemes at December 31, 2002 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price
	(000's)	(years)	(pence)	(000's)	(pence)
1985 Executive Share Option Scheme
83.81 to 107.63	148	1.67	102.64	148	102.64

1995 Executive Share Option Scheme
71.5	883	8.76	71.50	8	71.50
113 to 163.31	11,901	7.17	132.42	6,785	135.58
305 to 334.11	4,901	7.84	318.80	599	320.17
598.03	25	7.68	598.03	—	—

International Executive Share Option Scheme
104.14	174	2.28	104.14	174	104.13

Spirent Stock Option Plan
5.75	322	6.78	5.75	—	—
14.11 to 16.85	12,902	6.95	16.78	—	—
54.5 to 77.75	11,180	5.86	71.41	5,725	71.50
93.50 to 140.00	3,176	6.10	118.78	316	108.33
141.25 to 197.00	22,955	6.17	144.46	380	173.69
270.00 to 400.00	17,238	4.91	320.45	8,852	323.26
488.00 to 616.75	11,870	4.96	582.32	5,722	583.07

Caw Amended and Restated Plan(1)
11 to 14.66	1,086	8.95	12.11	1,086	12.11

Netcom Amended and Restated Stock Option Plan
14.97 to 18.10	4,846	4.30	17.88	4,846	17.88
24.33 to 36.19	3,503	4.93	24.37	3,503	24.37
54.28	181	5.22	54.28	181	54.28
90.78 to 121.05	3,833	5.96	96.85	3,720	96.54
151.3	551	6.51	151.30	491	151.30

Zarak Amended and Restated Stock Option Plan
79.48 to 95.38	36	0.10	91.35	36	91.35
127.16	752	6.25	127.16	752	127.16
349.69	82	7.71	349.69	82	349.69
572.22	181	6.77	572.22	181	572.22

Savings Related Share Option Scheme
41	3,853	4.52	41.00	—	—
76.02 to 108.56	1,256	2.10	92.57	36	106.47
142.10 to 159.87	141	2.03	147.41	42	159.87
268	71	3.29	268.00	—	—
518.48 to 583.06	20	3.27	531.64	—	—

Employee Stock Purchase Plan(2)
14.25	2,958	0.003	14.25	—	—

Global All Employee Share Purchase Plan(2)
14.25	300	0.003	14.25	—	—

(1)
The exercise consideration for options under this plan is paid in US dollars and has been converted into sterling in the above table at an exchange rate of £1 = $1.61, being the exchange rate on December 31, 2002.

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

In accordance with the rules of the following share option schemes, options were exercised during the three years in the period ended December 31, 2002 which resulted in new shares being allotted or existing shares being transferred from Spirent QUEST Limited as shown below:

	Number of Ordinary shares year ended December 31			Total consideration received year ended December 31
	2002	2001	2000	2002	2001	2000
				(£ millions)
Discretionary Schemes	71,515	705,380	2,551,696	0.1	1.0	3.4
Netcom Amended and Restated Stock Option Plan	2,049,378	1,109,529	2,443,768	0.5	0.4	0.9
All Employee Share Schemes	1,841,358	2,214,600	1,012,056	1.6	2.3	0.9
Net-HOPPER Amended and Restated Plan	161,590	898,929	220,299	0.1	0.5	0.1
Zarak Amended and Restated Stock Option Plan	138,283	825,901	240,294	0.1	0.7	0.1
Caw Amended and Restated Stock Plan(1)	23,744	—	—	2.8	—	—

	4,285,868	5,754,339	6,468,113	5.2	4.9	5.4

(1)
The exercise consideration for options under this plan is paid in dollars and has been converted into sterling in the above table at an exchange rate of £1 = $1.61, being the exchange rate on December 31, 2002.

During the year 1,063,150 shares were transferred from Spirent QUEST Limited to option holders against the valid exercise of share options under the Company's Savings Related Share Option Scheme.

On January 1, 2003, 3,254,422 Ordinary shares were allotted following the automatic exercise of purchase rights under the Company's US Employee Stock Purchase Plan and the Global All Employee Share Purchase Plan.

At December 31, 2002 the following options and purchase rights over Ordinary shares have been granted and remained outstanding under the company's various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted for the 3:1 subdivision of share capital in 2000 and, where relevant, for the rights issues effected in 1993 and 2000, in accordance with the individual scheme rules.

Option Scheme	Option exercise dates	Exercise price per share (pence)		Number of outstanding options
Discretionary Schemes:
1985 Executive Share Option Scheme	04.15.96-04.26.05	91-108		148,229
1995 Executive Share Option Scheme	04.29.99-05.02.12	72-598		17,710,099
International Executive Share Option Scheme	04.11.98-04.10.05	104		174,139
Spirent Stock Option Plan	05.11.01-12.12.09	6-617		79,642,643
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99-07.19.09	15-151		12,914,034
Zarak Amended and Restated Stock Option Plan	11.14.00-11.12.10	79-572		1,051,317
Caw Amended and Restated Stock Plan	08.15.02-06.26.12	17.7-23.6	(1)	1,086,103
All Employee Share Save Schemes:(2)
UK Savings Related Share Option Scheme	12.01.02-05.31.10	41-583		5,341,079
US Employee Stock Purchase Plan(3)	01.01.04	14		3,500,000
Global All Employee Share Purchase Plan(3)	01.01.04	14		350,000

Total				121,917,643

(1)
Exercise prices per share for options under the Caw Amended and Restated Stock Plan are denominated in US dollars and are expressed as US cents in the above table.

(2)
The Company has taken advantage of the exemption within UITF 17 in accounting for the All Employee Share Save Schemes.

(3)
The exercise price and number of options outstanding cannot ultimately be determined until the maturity of each respective offering period (i.e., usually 12 months following the date of grant). The exercise price and number of options outstanding as shown above are based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the date of grant. Further details on the US Stock Purchase Plan and Global All Employee Share Purchase Plan are provided on page F-82.

33.   Analysis of Changes in Financing during the year

	Share Capital (including premium and merger reserve)	Senior unsecured loan notes	Loans and finance lease obligations	Total
	(£ millions)
At January 1, 2000	206.6	75.9	286.8	569.3
Cash inflow from financing (note 21)	528.1	57.7	(105.6)	480.2
Inception of finance lease contracts	—	—	2.5	2.5
Loans and finance leases acquired	—	—	2.3	2.3
Loans to acquire subsidiary	—	—	13.9	13.9
Share issue acquisitions	984.7	—	—	984.7
Other share issues	5.8	—	—	5.8
Transferred from capital reserve	5.5	—	—	5.5
Transferred from QUEST	(0.9)	—	—	(0.9)
Exchange adjustment	—	12.2	11.0	23.2

At December 31, 2000	1,729.8	145.8	210.9	2,086.5
Cash inflow from financing (note 21)	4.9	0.1	(157.8)	(152.8)
Inception of finance lease contracts	—	—	0.8	0.8
Other movements	(3.1)	—	—	(3.1)
Transfer from capital reserve	10.1	—	—	10.1
Transferred to profit and loss account	(717.1)	—	—	(717.1)
Transferred from QUEST	(0.4)	—	—	(0.4)
Exchange adjustment	—	3.0	3.8	6.8

At December 31, 2001	1,024.2	148.9	57.7	1,230.8
Cash inflow from financing (note 21)	2.4	—	51.4	53.8
Inception of finance lease contracts	—	—	0.2	0.2
Acquisitions	—	—	0.2	0.2
Restricted stock	1.9	—	—	1.9
Transfer from capital reserve	4.3	—	—	4.3
Transferred to profit and loss account	(304.5)	—	—	(304.5)
Transferred from QUEST	(0.9)	—	—	(0.9)
Exchange adjustment	—	(13.9)	0.3	(13.6)

At December 31, 2002	727.4	135.0	109.8	972.2

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

Year ended December 31, 2002

For the year ended December 31, 2002 the most significant acquisitions, which all occurred in the Communications Group, were the following:

(1)
July 2002—Certain assets of the remote special services test product line of Anritsu Company US were acquired for a cash consideration of $26 million. The remote special services test product line has been integrated into the Service Assurance division.

(2)
August 2002—The remaining 85% of Caw Networks, Inc not already owned by the Group, was acquired for an initial consideration of $49 million comprised of approximately $45 million in cash and $4 million in a combination of Spirent restricted shares and options pursuant to an employee stock plan. The business has been integrated into the Performance Analysis division.

(3)
September 2002—Certain intellectual property rights were acquired from UbiNetics for £6.5 million in cash.

There are no fair value or accounting policy adjustments being made to the book value of the assets acquired in 2002. The book values in respect of the assets acquired from Anritsu Company US are provisional and may require adjustment in 2003.

Year ended December 31, 2002 (Continued)

Total
(£ millions)
Assets and liabilities acquired were:
Tangible assets	0.8
Stocks	0.6
Debtors	3.6
Creditors	(1.5)
Cash	3.2
Loans and finance leases	(0.2)
Minority interest	0.4

Net assets	6.9
Less: Previously included as an associate	(5.2)
Goodwill	51.0

52.7

Purchase consideration comprised the following:
Restricted stock	1.2
Options to acquire shares	0.1
Cash (including expenses)	53.4
Accrued	(0.9)
Consideration to be charged as compensation expenses	(1.1)

52.7

The cash flows in respect of the purchase of subsidiaries are as follows:
Cash (including expenses)	(53.4)
Cash (accrued in prior years)	1.0
Cash and overdrafts acquired	3.2

Net cash outflow on acquisitions	(49.2)

Year ended December 31, 2001

No acquisitions occurred in the year ended December 31, 2001. The following movements relate to prior year acquisitions.

Total
(£ millions)
Assets and liabilities acquired were:
Net assets	—
Goodwill	(0.8)

(0.8)

Purchase consideration comprised the following:
Cash (including expenses)	1.2
Accrued	(2.0)

(0.8)

The cash flows in respect of the purchase of subsidiaries is as follows:
Cash (including expenses)	(1.2)
Cash (accrued in prior years)	8.4

Net cash inflow on acquisitions	7.2

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

Year ended December 31, 2000 (Continued)

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

Year ended December 31, 2000 (Continued)

Net-HOPPER, acquired on November 9, 2000, consumed £0.5 million of the Group's operating cash lows, paid nil in respect of net returns on investments and servicing of finance, paid nil in respect of taxation and utilized £0.1 million for capital expenditure.

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

35.   Disposal of operations

Year ended December 31, 2002

On April 1, 2002 the Group completed the sale of its non-core aerospace component businesses from within its Systems group to Curtiss-Wright Corporation for a cash consideration of $60 million.

On May 1, 2002 the Group completed the disposal of certain assets of Switching Systems International Inc, a business within its Systems group, for up to $9.1 million in cash.

On September 30, 2002, the Group completed the disposal of Monitor Labs Incorporated a business within its Systems group, to Teledyne Technologies Incorporated for a cash consideration of $24 million.

The businesses sold during the year contributed £0.3 million to the Group's operating cash flows, contributed nil in respect of net returns on investments and servicing of finance, paid £0.4 million of taxation and utilized £0.4 million for capital expenditure.

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

Net assets disposed of were as follows:

	2002 Total	2001 Total	2000 Total
Fixed assets
Tangible assets	8.2	17.9	1.7
Intangible assets	6.5	23.6	1.0
Stocks	13.0	16.6	3.0
Debtors	13.0	20.1	4.0
Creditors	(7.8)	(11.4)	(2.2)
Taxation	—	(0.9)	0.2
Cash	—	0.5	0.4
Overdrafts	—	(0.7)	—
Loans	—	—	—
Deferred taxation	0.3	0.4	—
Minority	—	(0.8)	—

Net assets	33.2	65.3	8.1
Goodwill charged to profit and loss account	70.8	65.1	19.9

	104.0	130.4	28.0
Net (loss)/profit on disposal of operations	(48.4)	14.5	(18.1)

	55.6	144.9	9.9

Satisfied by:
Cash (less expenses)	55.6	148.6	9.9
Cash accrued	—	(3.7)	—

	55.6	144.9	9.9

The cash flows in respect of the sale of subsidiaries are as follows:
Cash received net of expenses	55.6	148.6	9.9
Cash less overdrafts included within net assets disposed of	—	0.2	(0.4)
Accrued in previous years now received	—	—	3.6

Net cash inflow from disposals	55.6	148.8	13.1

36.   Post Balance Sheet Events

On March 12, 2003 Spirent announced the divestment of its 51% interests in WAGO, its interconnection joint venture, for net proceeds of £59.5 million. The divestment was subject to shareholder approval and required the consent of the noteholders and parties to the syndicated bank facility. At the Extraordinary General Meeting on March 31, 2003, shareholders approved the divestment of WAGO. The divestment was completed on April 4, 2003. At December 31, 2002 the carrying value of WAGO was £50.1 million. In addition, to provide the Group with an increase in the level of headroom available in relation to certain of its financial covenants, amendments to the terms of the loan notes and syndicated bank facility have been agreed. On completion of the divestment £47.0 million of the loan notes were prepaid and an associated contractual make-whole amount of £12.5 million was paid.

Under the revised terms relating to the syndicated bank facility Spirent will have a committed line of £75 million available, which will reduce to £60 million by December 31, 2003. The bank facility remains repayable in July 2004. The interest rate will be increased to an initial margin over LIBOR of 1.75%, which may decrease in certain circumstances.

Following the application of the net proceeds from the divestment of WAGO $144.2 million of loan notes remain outstanding with unchanged maturities principally in 2009. The applicable interest rate has been increased to a weighted average of 9.45% which will decrease if certain financial requirements are satisfied. There is a coupon uplift of 1.25% to the original coupons on the loan notes, which will be reduced to 1% when certain financial ratios are met.

37.   Differences between United Kingdom and United States Generally Accepted Accounting Principles

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Group's revenue recognition policies described in note 1 comply with generally accepted accounting principles in the United States ("US GAAP"), particularly as regards SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") and AICPA Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"). Accordingly, no differences arise between UK GAAP and US GAAP related to revenue recognition. However, UK GAAP differ from US GAAP as regards the Group in the following significant respects:

a)    Goodwill and Other Intangible Assets

(i) Capitalization

Under UK GAAP, goodwill arising on acquisitions prior to 1998 was written off to retained earnings on acquisition and at December 31, 2002 amounted to £43.9 million (2001 £201.7 million). In accordance with FRS 10 "Goodwill and Intangible Assets", goodwill arising on acquisitions subsequent to January 1, 1998 is capitalized and amortized over its estimated useful economic life.

In reconciling to US GAAP, amounts written off to retained earnings under UK GAAP have been capitalized and amortized over their estimated useful economic lives of 20 years, until January 1, 2002. Under US GAAP, with the adoption of Statement of Financial Accounting Standard ("SFAS") 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, goodwill is no longer amortized but is subject to periodic review for impairment.

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

Under the acquisition agreement for Netcom, the Company was required to make additional payments in the form of cash if the acquired company met certain earnings targets and certain employees and former shareholders of the acquired company remained in employment through a specified date. Under UK GAAP, the Company accounted for the additional cash payments related to Netcom as contingent consideration and included these payments as part of its cost of investment because the payments of the additional amounts were considered probable upon acquisition. Under US GAAP, the cash payments related to Netcom were treated as compensation expense due to the connection between the payment and the continued employment of the employees and former shareholders. The expense for US GAAP was recognized on a straight-line basis over the required employment term of the former shareholders.

Under the acquisition agreements for Zarak and Caw, the Company is required to make an additional payment in the form of Ordinary shares if the acquired companies meet certain earnings targets and certain employees of the acquired companies remain in employment through a specified date. These additional stock payments related to the Zarak and Caw acquisitions have been accounted for as compensation expense, which is the same accounting treatment required under US GAAP. The compensation expense is estimated based on the Company's share price at the balance sheet date and is recognized on a straight-line basis over the required employment term of the employees. The contingent shares related to the Zarak and Caw acquisitions will be excluded from the basic earnings per share calculation under US GAAP until such time that the shares become fully vested. Additionally, the contingent shares are excluded from the diluted earnings per share calculation under US GAAP, as they are anti-dilutive.

(iv)    Impairment of Goodwill and Long-lived assets

Under UK GAAP, FRS 10 requires goodwill to be reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

The deterioration in trading in the second half of 2002 in the telecommunications market together with the significant fall in the Spirent share price has necessitated a further review of our business. This review has resulted in impairment losses totalling £923.3 million being recognized under UK GAAP during the period. A similar impairment loss of £724.6 million was recognized during 2001.

Impairment losses of £330.7 million relate to the Performance Analysis division, £530.4 million in respect of the Service Assurance division, £21.7 million for Network Products and £40.5 million for the Systems group.

In calculating the impairment losses, the directors, in line with best practice, have also reviewed pre-1998 goodwill previously written off to reserves for those businesses in which an impairment loss had been identified. An amount of £87.0 million has consequently been reinstated and included in the total impairment charge of £923.3 million.

Under UK GAAP, an impairment loss is recognized when the estimated cash flows on a discounted basis, expected to result from the use of the asset including its disposition, are less than the carrying value of the asset. On this basis the impairment losses of £923.3 million are the aggregate from the impairment reviews of each individual income generating unit determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the assets to value in use and has been measured using pre-tax discount rates of between 15% to 20%. The discount rate is based on the Company's weighted average cost of capital and considers the particular risks associated with each income-generating unit.

Under US GAAP, regarding goodwill or intangible assets with an indefinite life, SFAS 142 "Goodwill and Other Intangible Assets" became effective January 1, 2002, superseding SFAS 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of". The Group was required to perform a transitional goodwill impairment test based on the carrying amount of goodwill as at that date. This indicated that the fair values of the Group's reporting units equalled or exceeded their carrying values and therefore the transitional goodwill impairment test did not result in any impairment being recorded.

Under SFAS 142 goodwill is no longer amortized but is subject to periodic review for impairment on a reporting unit basis. Having identified its reporting units the Group obtained independent valuations for SFAS 142 purposes as at November 30, 2002, for Service Assurance, Performance Analysis and Network Products.

SFAS 142 specifies that the test for goodwill impairment is a two-step approach. Step 1 is a comparison of the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit is less than its carrying amount, the amount of the impairment loss must be measured. Step 2 states that the amount of the impairment loss, if any, is measured by comparing the implied fair value of goodwill to its carrying amount. Fair values were determined by applying a discounted cash flow method using post-tax discount rates of between 10% and 15%, depending on the weighted average cost of capital for a comparable set of companies to each respective reporting unit.

Step 1 results indicated impairment of goodwill in Service Assurance and Performance Analysis. After considering the fair values of the other intangible assets the implied fair values of goodwill were determined under Step 2 and compared to carrying values. On this basis, US GAAP goodwill impairment of £480.5 million in Service Assurance and £226.4 million in Performance Analysis has been recognized. A further £0.5 million of goodwill impairment arose within Systems. In addition, £57.4 million of impairment arose on other definite lived intangibles in Service Assurance under SFAS 144 outlined below.

Under US GAAP, effective for Spirent on January 1, 2002, SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" supersedes SFAS 121. SFAS 144 requires long-lived assets to be tested for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. SFAS 144 does not apply to goodwill or intangible assets with an indefinite life. The Group considered the criteria necessitating an impairment review to have been met and has obtained independent valuations as at November 30, 2002, for SFAS 144 purposes for other intangible assets within Performance Analysis division and Service Assurance division.

SFAS 144 requires long-lived assets to be written down to their fair value if the long-lived assets carrying amount is greater than the sum of undiscounted cash flows over the period of the long-lived assets useful life. The impairment amount is the difference between the long-lived assets carrying value and its fair value. Fair values are determined using the present values of future cash flows expected to be generated by the long-lived assets. Testing takes place at the lowest level for which identifiable cash flows generated by individual long-lived assets or groups thereof are largely independent of the cash flows of other groups of assets and liabilities.

The results of the independent valuations indicated that other intangible assets within Service Assurance division were impaired by £57.4 million. Other intangible assets within Performance Analysis division were not impaired.

The total impairment loses of £923.3 million under UK GAAP and £764.8 million under US GAAP have the effect of restating the assets to the same fair values.

During 2001, the rapid deterioration in the telecommunications market led us to recognize impairment losses for Hekimian Laboratories, Net-HOPPER and Zarak Systems, all acquired in the second half of 2000, under both UK GAAP and US GAAP. Zarak Systems is within Performance Analysis; Hekimian Laboratories and Net-HOPPER comprise Service Assurance.

The US GAAP impairment losses recognized in 2001 were calculated in accordance with SFAS 121, under which an impairment loss is recognized if the estimated undiscounted cash flows expected to result from the use of the assets and any related goodwill are less than the carrying value of the asset. In each case the asset would be written down to its fair value measured using a discounted future cash flow technique with a post-tax discount rate consistent with the UK GAAP impairment calculations. For the purposes of assessing and measuring impairment, assets are grouped at the lowest level possible for which independent cash flows can be identified. On this basis, US GAAP impairment losses in 2001 totaled £691.1 million, comprising £682.4 million for goodwill and £8.7 million for identified intangibles.

In addition, as a result of the trading environment within the aerospace software industry, an impairment charge of £16.5 million for goodwill and other intangible assets in relation to our investment in WPDS Inc., has been made under US GAAP as at December 31, 2001. As the original business was acquired prior to January 1, 1998, under UK GAAP the goodwill arising was written off to reserves.

Essentially, the UK-US GAAP adjustment arises from the use of shorter amortization lives under US GAAP for intangibles, and goodwill until January 1, 2002, which results in a lower asset carrying value subject to the impairment tests under US GAAP.

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

(v)    Other purchase accounting differences

Other differences between UK GAAP and US GAAP arise with respect to the adoption of SFAS 142 and the determination of the cost of investment, the fair values of assets acquired, the treatment of identifiable intangible assets and the amortization periods of goodwill as described in more detail below.

Under US GAAP, acquisitions subsequent to June 30, 2001 are subject to the provisions of SFAS 142 and therefore, goodwill arising on acquisitions subsequent to that date is not amortized. In the year ended December 31, 2001, amortization arising under UK GAAP on acquisitions subsequent to June 30, 2001, was reversed for the purposes of the reconciliation below and all goodwill amortization charged under UK GAAP from January 1, 2002 has been reversed in reconciling UK GAAP to US GAAP in the year ended December 31, 2002.

In addition, under US GAAP, SFAS 141 "Business Combinations", effective January 1, 2002, clarifies the criteria to recognize identified intangible assets separately from goodwill. Consequently, an unamortized balance of £8.4 million has been transferred from identified intangibles to goodwill on January 1, 2002, representing workforce in place which does not meet these new criteria.

(vi)    Additional disclosures

SFAS 142 requires disclosure of what reported income before extraordinary items and net income would have been in all periods presented excluding amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, any deferred credit related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized (including any related tax effects).

	Year ended 31 December
	2002	2001	2000
	(£ millions)
Net loss according to US GAAP
Reported net loss	(774.3)	(773.7)	(39.6)
Add back goodwill amortization	—	168.0	72.5

Adjusted net loss	(774.3)	(605.7)	32.9

		(pence)
Basic and diluted earnings per share
Reported net loss	(83.93)	(84.55)	(5.78)
Add back goodwill amortization	—	18.36	10.58

Adjusted basic and diluted earnings per share	(83.93)	(66.19)	4.80

The changes during 2002 in the carrying value of goodwill per segment are presented in the table below:

	Performance Analysis	Service Assurance	Network Products	Systems	Total
	(£ millions)
Balance as of January 1, 2002	212.1	506.7	28.2	36.9	783.9
Goodwill acquired during year	24.9	14.1	(0.3)	—	38.7
Transfer from identified intangibles	1.6	6.8	—	—	8.4
Impairment losses	(226.4)	(480.5)	—	(0.5)	(707.4)
Goodwill written off related to sale of businesses	—	—	—	(31.3)	(31.3)
Currency Translation Adjustment	(12.2)	(33.7)	—	(0.9)	(46.8)

Balance as of December 31, 2002	—	13.4	27.9	4.2	45.5

Intangible assets subject to amortization by major class, which constitute more than 5% of total assets, are as follows:

	Developed Technology	Other	Total
	(£ millions)
As at December 31, 2001
Gross carrying amount	113.1	41.9	155.0
Accumulated amortization	(17.0)	(14.1)	(31.1)

Carrying amount	96.1	27.8	123.9

As at December 31, 2002
Gross carrying amount	67.0	29.8	96.8
Accumulated amortization	(32.6)	(15.3)	(47.9)

Carrying amount	34.4	14.5	48.9

The amortization expense for the year ended December 31, 2002 is £19.9 million (2001 £22.4 million). Amortization expense for intangible assets is expected to be £10.5 million in 2003, £9.6 million in 2004, £9.3 million in 2005, £8.9 million in 2006 and £8.1 million in 2007.

b)    Stock-based Compensation

UK corporate governance recommends the inclusion of performance criteria in UK stock plans. The Company's UK ESOS plan includes certain performance criteria, which result in variable accounting under US GAAP. Notwithstanding these performance criteria, under UK GAAP no compensation expense arises under the ESOS.

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

(iii)    Savings Related Share Option Schemes

These plans are accounted for as fixed plans; however, following the implementation of Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25" ("FIN 44") (effective July 1, 2000), a compensation charge arises under the Group's Save-As-You-Earn schemes as the discount of 20% exceeds the maximum discount permitted of 15%.

(iv)    Netcom Amended and Restated Share Option Plan

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises at the date of grant and no performance criteria exist. As of December 31, 2000, all options were vested and no further grants have been made under this plan.

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

(vi)    CAW Amended and Restated Stock Plan

This plan is accounted for in the same way as the Zarak Amended and Restated Stock Option Plan as set out above.

(vii)    Spirent Stock Option Plan

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises on the date of grant and no performance criteria exist.

(viii)    US Employee Stock Purchase Plan

This plan is accounted for as a fixed plan under APB 25. No compensation expense arises under this plan as the discount of 15% is within the permitted range under US GAAP.

(ix)    Global All Employee Share Purchase Plan

This plan operates on similar terms to the US Employee Stock Purchase Plan above and is accounted for in the same way.

(x)    Stock Appreciation Rights Plan

This plan provides stock appreciation rights and, accordingly, is accounted for as a variable plan under APB 25.

(xi)    Long Term Share Purchase Plan

At the date of grant no measurement date arises due to the extensive performance criteria related to each award. Accordingly, the LTSPP is considered a variable plan under APB 25.

The awards are subject to a six-year performance period comprising two periods of three years each. After the first performance period, the holder of the award has a reinvestment decision between cash and shares which impacts the matching criteria for the second three-year performance period. The compensation expense recognized for the years ended December 31, 2002 has been estimated by assuming that after the first three year performance period the minimum amount is reinvested in shares. Expense has been recognized based on performance to date.

The compensation (credit)/expense arising under US GAAP for the above plans is summarized as follows:

	Year ended December 31
Share Option Plan
	2002	2001	2000
	(£ millions)
1985 and 1995 Executive Share Option Scheme	(0.7)	(15.5)	18.7
Stock Appreciation Rights Plan	—	(4.1)	5.5
Other	0.5	1.3	1.9

	(0.2)	(18.3)	26.1

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

For the purposes of the reconciliations, the Group adopted the provisions of SFAS 87 "Employers Accounting for Pensions" with respect to its UK defined benefit plan from January 1, 1997. The Company has not implemented SFAS 87 as of its effective date for non-US plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 1, 1997 has been allocated to shareholders' equity based on a ratio of 8:15, being the number of years elapsed between the effective date of SFAS 87 (the

Group's fiscal year beginning January 1, 1989) and January 1, 1997, over the 15-year period being used to amortize the transition asset.

In calculating the 2002 net periodic pension cost under US GAAP, a credit of £4.6 million arises in accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits". Of this credit £2.6 million represents the recognition of prior service credit relating to the future working life curtailed as a result of the disposals which took place during 2002. No similar credit or charge exists under UK GAAP. The balance of £2.0 million is included as a component in calculating the US GAAP net periodic pension cost.

d)    Profit on Disposal

The differences between the UK GAAP and US GAAP treatments of goodwill arising on acquisitions prior to January 1, 1998, together with the use of different goodwill amortization periods and the adoption of SFAS 142, result in adjustments to profit or losses on disposals of businesses as the determination of the profit or loss on disposal takes into account the unamortized balance of goodwill released. In addition, under US GAAP, the profit or loss on disposal is stated net of any related cumulative currency translation differences and the effect of the disposal on the Projected Pension Liability (curtailment gain or loss) under SFAS 88.

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

g)    Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued SFAS 133, ``Accounting for Derivative Instruments and Hedging Activities," the requirements of which have been adopted by the Group for the purposes of its reconciliations to US GAAP from January 1, 2001.

At December 31, 2002, the Group has in place an interest rate swap for $163.4 million with a seven-year term which can be canceled at the bank's option at six monthly intervals, no earlier than May 2003. The fair value of this financial instrument at December 31, 2002 has been determined as £0.4 million asset. In addition, the Group has forward foreign exchange contracts in place at December 31, 2002, with a fair value of £0.5 million asset.

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

Under US GAAP, in accordance with SFAS 133, the fair values of derivative instruments are required to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 are required to be recorded in the profit and loss account. Therefore, differences between UK GAAP and US GAAP arise which are recorded in net loss for US GAAP. On adoption of SFAS 133, the one-time cumulative accounting effect did not impact the Group's results of operations or comprehensive income under US GAAP because the fair value of the Group's derivative financial instruments approximated their carrying value. For the year ended December 31, 2002, the Group has recorded a £2.1 million gain (2001 £1.2 million loss) related to the changes in the fair value of derivative instruments, which do not meet the requirements of hedge accounting.

h)    Accounting for the Group's Joint Venture and Associates

Under UK GAAP, the Group's interest in its WAGO joint venture is accounted for using the gross equity method. Under this method of accounting, the Group's share of turnover, operating profit, interest expense, taxation, minority interests, gross assets and gross liabilities of the joint venture is reflected in the Company's consolidated financial statements. Similarly, the Group's share of its associates' operating profit, interest and taxation is also reflected in the Company's consolidated financial statements.

In accordance with US GAAP, as set forth in Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock," the Company's 51% interest in the WAGO joint venture is accounted for under the equity method. The equity method is required because the management agreement between Spirent and the joint venture party establishes joint control. Spirent and the joint venture partner each can appoint two directors. A corporate resolution of the joint venture must be approved by a super-majority of the shareholders; thus, neither joint venture partner has the ability to unilaterally control the joint venture. Accordingly, the Group's share of the after tax profits of the joint venture and associates would be reflected in the income statement as a single line item after minority interests and its net investment in the joint venture would also be included as a single line item in the balance sheet with the investment in the Group's other associated companies.

In the year ended December 31, 2000, there are no differences between UK GAAP and US GAAP with respect to the Group's share of the after tax profits or the shareholders' equity relating to the joint venture and the different presentation has no impact on the Group's net income or shareholders' equity. For the years ended December 31, 2002 and 2001, the only differences arising relate to share based compensation and the adoption of SFAS 133 in the joint venture's US GAAP basis financial statements. These differences together decreased the Group's net loss and increased shareholders' equity by £0.2 million (2001 £0.3 million) and £0.8 million (2001 £0.5 million), respectively.

i)    Investment in Own Shares

Under UK GAAP, the Group includes investments in Spirent plc shares held by an employee share trust within fixed asset investments and provision is made where the carrying value of the shares may not be recoverable. Under US GAAP, such investments are treated as treasury stock and recorded on the balance sheet at cost as a deduction from shareholders' equity.

j)    Deferred Taxation

Under UK GAAP, deferred taxation is provided for in accordance with FRS 19 on all timing differences with the exception of gains on revaluations of fixed assets or where potentially taxable amounts have been rolled over and there is no commitment to dispose of the relevant asset. Deferred tax assets are recognized where it is considered more likely than not that there will be suitable taxable profits from which to off-set the timing differences. Under US GAAP, deferred taxation is provided on a full liability basis on all temporary differences between the book and tax bases of the Group's assets and liabilities.

k)    Unamortized Debt Issue Costs

Under UK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in other debtors for US GAAP disclosure purposes.

l)    Dividends

Under UK GAAP, dividends are recorded in the financial statements in the period to which the dividend relates. Under US GAAP, the liability for dividends is recorded in the financial statements in the period in which the dividend is declared.

Discontinued Operations

Disposals in the year ended December 31, 2002, do not qualify to be treated as discontinued operations under either UK GAAP or US GAAP.

The Group adopted SFAS 144, which superseded the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30") for purposes of its December 31, 2001 US GAAP reconciliation.

Under UK GAAP, sales and operating profits of Sensing Solutions, disposed of in 2001, have been reported as arising from discontinued operations.

Under SFAS 144, reporting of discontinued operations is extended to include disposals qualifying as a "component of an entity". Disposals recorded as discontinued operations for UK GAAP in 2001 meet the definition of a "component" under SFAS 144 and have been treated as discontinued operations for US GAAP. Disposals occurring in 2000 are subject to the provisions of APB 30, which allows only the disposal of a business segment which has previously been reported as a separate line of business or class of customer to qualify as discontinued operations. Therefore, disposals in the years ended December 31, 2000, which were treated as discontinued operations for UK GAAP, do not qualify to be so treated under US GAAP.

Net Loss under US GAAP

The following is a summary of the adjustments to (loss)/profit attributable to shareholders which would be required if US GAAP were to be applied instead of the UK GAAP:

		Year ended December 31
		2002		2001		2000
		(£ millions, except per share amounts)
(Loss)/profit attributable to shareholders in accordance with UK GAAP		(1,080.4)		(763.5)		50.7

Adjustments:
a)	Goodwill and other intangible assets:
	(i) Capitalization	—		(18.4)		(20.0)
	(ii) In-process research and development	—		—		(27.4)
	(iii) Contingent consideration	(0.2)		(0.7)		(6.3)
	(iv) Impairment	158.5		33.5		—
	(v) Other purchase accounting adjustments	39.3		(84.9)		(29.1)

		197.6		(70.5)		(82.8)
b)	Stock-based compensation	0.2		18.3		(26.1)
c)	Pension costs	(2.6)		(0.4)		0.5
d)	Profit on disposal	49.4		35.8		13.9
e)	Zarak change in control date	—		—		0.6
f)	Vacation payroll costs	0.5		0.4		0.3
g)	Derivative financial instruments	2.1		(1.2)		—
h)	Income from interest in joint venture	0.2		0.3		—
i)	Provision against investment in own shares	30.1		—		—
j)	Deferred taxation
	On above adjustments	28.6		7.1		2.2
	Methodology	—		—		1.1

Total adjustments		306.1		(10.2)		(90.3)

Net loss as adjusted to accord with US GAAP		(774.3)		(773.7)		(39.6)

Arising from
Continuing operations		(774.3)		(816.0)		(41.8)
Discontinued operations
Result for the period		—		2.5		2.2
Surplus on disposal		—		39.8		—

Net loss		(774.3)		(773.7)		(39.6)

Per share:
Basic and diluted
Continuing operations		(83.93)	p	(89.17)	p	(6.10)	p
Discontinued operations		—		4.62	p	0.32	p

Net loss		(83.93)	p	(84.55)	p	(5.78)	p

Statement of Comprehensive Loss

	Year ended December 31
	2002	2001	2000
	(£ millions)
Net loss as adjusted to accord with US GAAP	(774.3)	(773.7)	(39.6)
Other comprehensive income:
Minimum pension liability adjustment net of nil tax (2001 £4.8 million)	(37.4)	(11.1)	—
Currency translation differences	(53.0)	32.6	(26.6)

Comprehensive loss in accordance with US GAAP	(864.7)	(752.2)	(66.2)

Movements in other comprehensive loss amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 2000	(19.2)	—
Movement in the year	(26.6)	—

At December 31, 2000	(45.8)	—
Movement in the year	32.6	(11.1)

At December 31, 2001	(13.2)	(11.1)
Movement in the year	(53.0)	(37.4)

At December 31, 2002	(66.2)	(48.5)

The amount of cumulative translation adjustment transferred in respect of disposals was a gain of £0.9 million (2001 £4.5 million gain; 2000 nil).

Shareholders' Equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	As at December 31
	2002	2001
	(£ millions)
Shareholders' funds in accordance with UK GAAP	139.1	1,094.4

Adjustments:
Intangible assets
a) Goodwill
Cost	(1,797.4)	(713.9)
Amortization	1,729.3	510.1

	(68.1)	(203.8)

a) Other intangible assets
Cost	96.8	155.0
Amortization	(47.9)	(31.1)

	48.9	123.9

Fixed asset investments
i) Investment in own shares	(2.1)	(34.1)
h) Investment in joint venture	0.8	0.5

	(1.3)	(33.6)

Current assets
k) Other debtors	1.1	1.6

	1.1	1.6

Current liabilities
l) Proposed dividend	—	27.6
a) Accruals—contingent consideration	1.4	1.9
f) Accruals—vacation pay	(1.0)	(1.5)
k) Borrowings	—	(0.4)
g) Derivative financial instruments	0.9	(1.2)

	1.3	26.4

Long-term liabilities
c) Accrued pension liability	(41.2)	(8.6)
k) Borrowings	(1.1)	(1.2)

	(42.3)	(9.8)

Provision for liabilities and charges
j) Deferred taxation
On above adjustments	(15.1)	(34.8)
Methodology	—	0.4

	(15.1)	(34.4)

Total adjustments	(75.5)	(129.7)

Shareholders' equity as adjusted to accord with US GAAP	63.6	964.7

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

The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Cash inflow from operating activities	60.7	96.4	83.9
Cash (outflow)/inflow on investing activities	(17.9)	91.9	(596.1)
Cash inflow/(outflow) from financing activities	13.8	(192.6)	452.5

Increase/(decrease) in cash and cash equivalents	56.6	(4.3)	(59.7)
Effect of exchange rate changes on cash and cash equivalents	(0.9)	(0.3)	3.5
Cash and cash equivalents at beginning of year	27.9	32.5	88.7

Cash and cash equivalents at end of year	83.6	27.9	32.5

Additional information required by US GAAP in respect of earnings per share

The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions, except shares)
Earnings
Net loss as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	(774.3)	(773.7)	(39.6)

Weighted average number of shares in issue (millions)
Basic	922.5	915.1	685.4
Dilutive potential of employee share options	—	—	—

Diluted	922.5	915.1	685.4

Additional information required in respect of business combinations

There were three acquisitions in the year ended December 31, 2002 for a total cash cost of £49.2 million.

In July 2002 we invested £16.4 million in the acquisition of certain assets of the remote special services test product line of Anritsu Company US.

In August 2002 we acquired the remaining, then, 85% not already owned by the Group, of Caw for an initial consideration including expenses of £26.7 million in cash and the rollover of outstanding options and shares under the previous Caw employee stock plan. Deferred consideration of up to $60 million in value, expected to be satisfied by way of shares, is payable dependant on certain performance criteria being achieved by Caw for the year ended December 31, 2003. If the contingent payment occurs it will be treated as a cost of the acquisition.

In September 2002 we acquired a product line and certain intellectual property rights from UbiNetics for a cash consideration of £6.1 million including expenses.

Total goodwill of £38.7 million arose as a result of the above acquisitions.

Intangible assets subject to amortization totaling £17.0 million have been added during the year ended December 31, 2002, in respect of acquisitions. Of this amount £11.3 million relates to developed technology. The weighted-average amortization period for total intangible assets subject to amortization acquired in the year ended December 31, 2002 is 5.6 years and for developed technology only it is 5.2 years.

There were no acquisitions in 2001 except for the acquisition of an initial 16% interest in Caw in October, for cash consideration of £6.4 million including expenses. Caw was reported as an associate company.

The following information relates to acquisitions made in the year ended December 31, 2000.

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

56.2

Useful Economic Lives

Prior to the adoption of SFAS 142 for acquisitions made after June 30, 2001, under which US GAAP goodwill is no longer amortized, an appropriate useful economic life of goodwill was determined on an acquisition-by-acquisition basis under UK GAAP and US GAAP. Under UK GAAP, the Company re-evaluates the useful lives of goodwill at each reporting period end.

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

Prior to the adoption of SFAS 142, US GAAP base the amortization period on the estimated useful life of the original purchased goodwill, whereas UK GAAP base it on the estimated period over which the value of the business will continue to exceed the value of its net assets.

Due to the conceptual differences that exist between UK GAAP and US GAAP related to the nature and composition of goodwill, the Company uses different amortization periods for goodwill under UK GAAP and US GAAP for the years ended December 31, 2000 and 2001.

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

Prior to the adoption of SFAS 142, the US GAAP definition of the useful economic life requires goodwill to be amortized over the estimated period, which benefits from the original purchased goodwill. In making this judgement, the results of US GAAP valuation exercises have been followed. Accordingly, for US GAAP purposes, useful economic lives of goodwill for Hekimian, Zarak, Net-HOPPER and Netcom have been determined to be in the range of 7 to 10 years.

For business combinations subsequent to June 30, 2001 goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests in accordance with SFAS 141 and SFAS 142. Other intangible assets continue to be amortized over their useful lives.

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

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

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

Due to the adoption of SFAS 142 on January 1, 2002, the unamortized workforce intangible asset has been subsumed into goodwill and is no longer amortized for US GAAP.

Purchased in-process research and development

The values allocated to purchased IPR&D were expensed subsequent to the acquisition dates. Spirent believes that this treatment is appropriate for US reporting purposes as these research and development projects had not yet achieved technological feasibility and did not have any alternative use as of the acquisition dates.

The remaining unallocated excess of consideration over the fair value of net assets acquired has been allocated to goodwill, with management determining that the useful economic life as defined under US GAAP for the period prior to the adoption of SFAS 142 on January 1, 2002, under which goodwill is no longer amortized, are as follows:

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

Additional information required by US GAAP in respect of pensions

The cost of the Group's defined benefit pension plan computed in accordance with US GAAP is summarized as follows:

	Year ended December 31
	2002	2001	2000
	(£ millions)
Service cost	3.0	4.0	3.5
Interest cost	6.8	6.4	5.3
Expected return on plan assets	(5.9)	(7.5)	(6.9)
Amortization of transition asset	(0.7)	(0.7)	(0.7)
Amortization of unrecognized net loss	0.2	0.7	—
Curtailment gain	(2.0)	—	—

Net periodic pension cost	1.4	2.9	1.2

The curtailment gain of £2.0 million recognized as part of the net periodic pension cost is a consequence of the disposal of the Sensing Solutions division which occurred during 2001. On June 30, 2002 the employees of the divested companies ceased to be active members of the Spirent Staff Plan which had the effect of reducing the projected benefit obligation by £2.0 million.

The major assumptions used in computing the net periodic pension cost are:

	Year ended December 31
	2002	2001	2000
	%	%	%
Assumed discount rate	5.50	6.00	5.75
Rate of compensation increase	3.00	4.00	4.00
Expected long-term rate of return on plan assets	7.00	7.25	7.25

The funding of the Company's defined benefit pension plan is as follows:

	As at December 31
	2002	2001
Fair value of plan assets	82.2	98.1
Projected benefit obligation	(125.4)	(115.8)

Projected benefit obligation in excess of plan assets	(43.2)	(17.7)
Unrecognized transitional asset, net of amortization	(0.7)	(1.4)
Unrecognized net gain due to past experience different from assumptions	51.2	26.4
Recognition of additional minimum liability	(48.5)	(15.9)

Net amount recognized in the balance sheet	(41.2)	(8.6)

The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for Spirent as at December 31, 2002 were £125.4 million (2001 £115.8 million), £123.4 million (2001 £106.7 million) and £82.2 million (2001 £98.1 million), respectively.

In 2002 the amount recognized in the balance sheet for accrued benefit liability and accumulated other comprehensive income is £48.5 million.

The disposal of P&G Controls Ltd and P&G Aerospace Ltd in March 2002 reduced the projected benefit obligation by £2.6 million as the employees ceased to be active members of the Spirent Staff Plan. This curtailment gain has been included in the profit on disposal calculation in accordance with SFAS 88.

The assets of the Group's UK defined benefit pension plan mostly comprise UK and other listed equities, property investments, bank deposits, UK Government index-linked stocks and insurance policies.

Movements in the fair value of the plan's assets and projected benefit obligations are as follows:

	Year ended December 31
	2002	2001
	(£ millions)
Movements in Fair Value of Plan Assets
At January 1	98.1	110.1
Employer contributions	1.4	2.5
Employee contributions	0.6	1.1
Transfer of benefits into the plan	0.2	0.1
Benefit payments	(4.7)	(3.8)
Actual return on assets	(13.4)	(11.9)

At December 31	82.2	98.1

	Year ended December 31
	2002	2001
	(£ millions)
Movements in Projected Benefit Obligations
At January 1	115.8	113.6
Service cost	3.0	3.9
Employee contributions	0.6	1.1
Transfer of benefits into the plan	0.2	0.1
Interest cost	6.8	6.4
Benefit payments	(4.7)	(3.8)
Actuarial gain/(loss)	3.7	(5.5)

At December 31	125.4	115.8

Additional pro forma information required by US GAAP in respect of stock-based compensation

If compensation expense had been determined under the fair value methodology of SFAS 123, net loss and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	2002		2001		2000
	(£ millions, except per share amounts)
Net loss as reported under US GAAP	(774.3)		(773.7)		(39.6)
Stock-based employee compensation (credit)/expense included in reported net income, net of tax	(0.2)		(18.3)		26.1
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(11.3)		(15.5)		(6.6)

Pro forma net loss as adjusted to accord with US GAAP	(785.8)		(807.5)		(20.1)

Per Ordinary share:
Basic and diluted	(85.18	)p	(88.24	)p	(2.94	)p

Additional information required by US GAAP in respect of deferred taxation

The analysis of the US GAAP deferred taxation liability is as follows:

	As at December 31
	2002	2001
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	15.7	45.0
Capital allowances in excess of depreciation	1.3	1.1
Short-term timing differences	1.1	1.5

	18.1	47.6

Deferred taxation assets
Short-term timing differences	(12.3)	(30.2)
Stock compensation expense	(1.6)	(8.5)
Contingent compensation expense	—	(0.2)

	(13.9)	(38.9)

Net deferred tax liability	4.2	8.7

Of which:
Current	(8.9)	(24.9)
Noncurrent	13.1	33.6

	4.2	8.7

At December 31, 2002, the Group had US federal net operating loss carryforwards (``NOLs") of approximately $40.4 million (2001 $29.0 million). This arose primarily in one US subsidiary and resulted from the poor trading performance of that company. Under US income tax laws the company can realize the NOLs over a maximum period of 15 years.

Deferred tax assets of £23.7 million (2001 nil) have not been recognized.

Spirent does not provide deferred tax for potential taxes which could become payable on the distribution of retained earnings from its non-UK subsidiaries or joint venture or on the disposition of such interests where there is no intention to dispose of such interests.

Concentration of credit risk

Potential concentration of credit risk consists of cash, investments, and accounts receivable. The company is exposed to credit-related losses in the event of non-performance by counterparties to certain financial instruments. The Group does not generally seek collateral or other security from counter-parties. At December 31, 2002, the Group did not consider there to be any significant concentration of credit risk.

Recently issued accounting pronouncements which have not been adopted

United Kingdom

FRS 17, "Retirement Benefits", issued in November 2000 and subsequently amended in July 2002, is fully effective for accounting periods ending on or after June 22, 2005. Certain of the disclosure requirements are effective for periods prior to the June 2005 deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on the Group's financial position is set out in note 10.

United States

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which is effective for financial years beginning after June 15, 2002. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying value of the relevant long-lived asset. The impact of adopting the standard cannot be reasonably estimated at this time.

Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This standard will require us to recognize certain costs associated with disposal activities when they are incurred, rather than at the date of a commitment to a disposal plan. SFAS 146 is effective for disposal activities initiated after December 31, 2002. Given the nature of disposal plans, it is not possible to determine in advance the impact it might have on our financial position at a particular date or our results of operations for a particular period in the future.

Stock-Based Compensation

In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS 123". This standard provides two additional transition methods for companies electing to adopt the fair value accounting provisions of SFAS 123 "Accounting for Stock-Based Compensation", but does not change the fair value measurement principles of SFAS 123. As permitted by SFAS 123, Spirent has continued to apply the methodologies set out in APB 25 and other US GAAP literature in calculating its US GAAP adjustments for share option plans and awards of share rights. If the compensation cost for the company's share incentive plan had been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS 123, the group's net income and earnings per share would have been reduced to the pro forma amounts indicated above.

Derivatives Instruments and Hedging Activities

In May 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. With certain exceptions, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The impact of adopting the standard cannot be reasonably estimated at this time.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors WAGO-Kontakttechnik GmbH and
the Board of Directors of WAGO Contact S.A.

We have audited the accompanying combined balance sheets of WAGO-Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") as of December 31, 2002 and 2001 and the related combined statements of operations, shareowners' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of WAGO-Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates as of December 31, 2002 and 2001, and the combined results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Allrevision Dornhof Kloss und Partner GmbH
Hamburg, Germany
February 14, 2003 except for Note 14, as to which the date is April 4, 2003.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 14, 2003, relating to the combined financial statements of WAGO-Kontakttechnik, GmbH and WAGO Contact S.A. and affiliates as of and for the years ended December 31, 2002 and 2001, which report appears in the December 31, 2002 annual report on Form 20-F of Spirent plc.

Allrevision Dornhof Kloss und Partner GmbH
Hamburg, Germany
June 17, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
WAGO-Kontakttechnik GmbH
and
The Board of Directors
WAGO Contact, S.A.

We have audited the accompanying combined statements of operations, shareowners' equity, and cash flows of WAGO-Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined results of the operations and cash flows of WAGO-Kontakttechnik GmbH and WAGO Contact S.A., and their affiliates for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 20, 2001

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 20, 2001, relating to the combined financial statements of WAGO-Kontakttechnik, GmbH and WAGO Contact S.A. and affiliates for the year ended December 31, 2000, which report appears in the December 31, 2002 annual report on Form 20-F of Spirent plc.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
June 17, 2003

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Balance Sheets

	December 31,
	2002	2001
	(€ thousands)
Assets
Current assets
Cash and cash equivalents	23,639	12,098
Accounts receivable, net of allowance	34,240	34,459
Accounts receivable—related parties	653	646
Inventory	48,984	53,499
Prepaid expenses	585	720
Other current assets	6,947	6,237
Deferred income taxes	618	663

Total current assets	115,666	108,322

Property and equipment, net	100,342	109,014
Other assets
Goodwill	1,276	453
Other assets	1,506	1,442
Unrealized gains of foreign exchange contracts	3,879	2,737

	6,661	4,632

	222,669	221,968

Liabilities and Shareowners' Equity
Current liabilities
Accounts payable	8,896	11,085
Accrued expenses and other current liabilities	9,696	6,740
Income taxes and other taxes payable	2,485	911
Current portion of long-term debt	8,459	17,308

Total current liabilities	29,536	36,044

Long-term debt	23,170	24,899
Deferred income taxes	2,358	2,132
Other liabilities	10,344	9,714
Minority interest	5,008	5,784
Commitments and contingencies
Shareowners' equity
Share capital	11,052	11,273
Retained earnings	135,117	123,876
Accumulated other comprehensive income:
Foreign currency translation adjustment	4,270	6,763
Unrealized gains on foreign exchange contracts net of taxes	1,814	1,483

Total shareowners' equity	152,253	143,395

	222,669	221,968

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Operations

	Years ended December 31,
	2002	2001	2000
	(€ in thousands)
Net sales	238,528	247,166	247,010
Cost of goods sold	(126,657)	(125,969)	(120,235)

Gross profit	111,871	121,197	126,775
Operating expenses
Selling, general and administrative	78,907	82,049	78,056
Research and development	11,258	10,702	8,571

	(90,165)	(92,751)	(86,627)

Income from operations	21,706	28,446	40,148

Other income (expense)
Interest income	317	315	223
Interest expense	(2,511)	(2,620)	(2,461)
Other	1,794	2,743	2,023

	(400)	438	(215)

Income before income taxes and minority interest	21,306	28,884	39,933
Provision for income taxes	(8,495)	(8,760)	(14,556)

Income before minority interest	12,811	20,124	25,377
Minority interest	(929)	(1,211)	(1,456)

Net income	11,882	18,913	23,921

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Shareowners' Equity

(€ in thousands)

	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareowners' Equity
	(€ in thousands)
Balance, December 31, 1999	10,908	89,659	3,094	103,661
Comprehensive income:
Net income	—	23,921	—	23,921
Foreign currency translation adjustment	—	—	1,909	1,909

Total comprehensive income				25,830
Effect of share-based compensation	952	—	—	952
Distributions	—	(3,548)	—	(3,548)

Balance, December 31, 2000	11,860	110,032	5,003	126,895

Comprehensive income:
Net income	—	18,913	—	18,913
Foreign currency translation adjustment	—	—	1,760	1,760
Unrealized gains on foreign exchange contracts arising during the period, net of taxes of €463	—	—	746	746
less reclassification and adjustment for gains included in net income, net of taxes of €302	—	—	(486)	(486)

Total comprehensive income before cumulative effect of accounting change				20,933
Cumulative effect of a change in accounting principles for unrealized gains on foreign exchange contracts, net of taxes of €762	—	—	1,223	1,223

Total comprehensive income				22,156
Effect of share-based compensation	(587)	—	—	(587)
Distributions	—	(5,069)	—	(5,069)

Balance, December 31, 2001	11,273	123,876	8,246	143,395

Comprehensive income:
Net income	—	11,882	—	11,882
Foreign currency translation adjustment	—	—	(2,494)	(2,494)
Unrealized gains on foreign exchange contracts arising during the period, net of taxes of €773	—	—	1,241	1,241
less reclassification and adjustment for gains included in net income, net of taxes of €567			(909)	(909)

Total comprehensive income				9,720
Effect of share-based compensation	(221)	—	—	(221)
Distributions	—	(641)	—	(641)

Balance, December 31, 2002	11,052	135,117	6,084	152,253

See notes to combined financial statements.

WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Cash Flows

	Years ended December 31,
	2002	2001	2000
	(€ in thousands)
Cash flow from operating activities
Net income	11,882	18,913	23,921
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	929	1,211	1,456
Depreciation and amortization	24,260	24,164	21,889
Unrealized gains on foreign exchange contracts net of taxes	(811)	(204)	—
Deferred income tax provision	271	1,325	(792)
Share-based compensation	(221)	(587)	952
Loss (gain) on disposal of property and equipment	146	(48)	(57)
Change in operating assets and liabilities, net of foreign currency adjustments
Accounts receivable—trade and related parties	212	3,620	(6,210)
Inventory	4,515	(6,498)	(6,522)
Prepaid expenses	135	1,054	897
Other assets, current and noncurrent	(774)	(2,181)	1,329
Accounts payable	(2,189)	(789)	769
Accrued expenses and other current liabilities	2,956	(641)	2,987
Income taxes and other taxes payable	1,574	(1,471)	481
Other liabilities	630	(896)	397

Net cash provided by operating activities	43,515	36,972	41,497

Cash flows from investing activities
Purchases of property and equipment	(17,688)	(37,628)	(32,888)
Proceeds from disposal of property and equipment	1,242	353	752
Acquisition of minority interests in subsidiary	(2,056)	—	—

Net cash used in investing activities	(18,502)	(37,275)	(32,136)

Cash flows from financing activities
Proceeds from issuance of long-term debt	15	11,970	14,899
Payments on long-term debt	(10,799)	(4,753)	(16,999)
Distributions to shareowners	(641)	(5,069)	(3,548)
Distributions to minority interests	(118)	(223)	(110)

Net cash provided by (used in) financing activities	(11,543)	1,925	(5,758)

Effect of exchange rate changes on cash	(1,929)	(772)	756

Net increase in cash and cash equivalents	11,541	850	4,359
Cash and cash equivalents
Beginning of year	12,098	11,248	6,889

End of year	23,639	12,098	11,248

Supplemental cash flow information:
Amounts paid for interest	2,296	2,352	2,428

Amounts paid for income taxes	4,696	11,397	13,253

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO-CONTACT S.A. AND AFFILIATES

Notes to Combined Financial Statements

December 31, 2002

(€ in thousands)

Note 1—Nature of operations

        The WAGO Group ("Group") comprises the combination of WAGO Kontakttechnik GmbH and WAGO Contact S.A. These operations are legally independent, but have a common ownership structure.

        WAGO Kontakttechnik GmbH, ("WAGO—Germany"), is a limited liability company, organized under the laws of the Federal Republic of Germany, and was incorporated in 1951.

        WAGO Contact S.A., ("WAGO—Switzerland"), is a joint stock corporation, incorporated in 1977, and organized under the laws of the Federal Republic of Switzerland.

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

Affiliated companies

        A summary of significant subsidiaries, owned directly or indirectly, by WAGO—Germany or WAGO—Switzerland follows:

	Ownership Percentage
Name of Company
	2002	2001	2000
WAGO Contact S.A., France	85	60	60
WAGO Kontakttechnik Ges. mbH, Austria	100	100	100
WAGO Corporation, USA	97	97	97
WAGO Limited, Great Britain	100	100	100
WAGO Company of Japan Ltd., Japan	51	51	51
WAGO Elektro spol.s.r.o. Czech Republic	100	100	100
WAGO & Controls (India) Ltd., India	51	51	51
WAGO Electronic Pte. Ltd., Singapore	100	100	100
WAGO Elwag Sp. z.o.o., Poland	98	90	90
WAGO Electric (Tianjin) Ltd., China	100	100	100
WAGO Elettronica SRL, Italy	100	100	100
WAGO Elektro spol.s.r.o., Slovakia	90	90	90

Major shareowners

        Share ownership of WAGO Germany and WAGO Switzerland is as follows:

Spirent plc	51%
Members of the Hohorst family	49%

        However, the management contracts between the Hohorst family and Spirent plc have the effect of establishing joint rather than sole control.

Note 2—Summary of significant accounting policies

Basis of accounting

        The combined financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States (US-GAAP). Effective January 01, 2002, the legal currency of Germany became the EURO. The financial statements reflect the conversion to EURO from Deutsch Marks at the conversion rate that has been in effect since the inception of the EURO.

Principles of combination

        The accompanying financial statements present the financial position of WAGO Kontakttechnik, GmbH and its majority- and wholly-owned subsidiaries, and WAGO Contact S.A. WAGO Kontakttechnik, GmbH and WAGO Contact S.A. are related through common ownership. Significant intercompany transactions and balances have been eliminated in combination.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

        The Group considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

        Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

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

Goodwill

        In June 2001, the Financial Accounting Standards Board issued two Statements of Financial Accounting Standards, No. 141, Business Combinations(SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method for those business combinations is prohibited. The provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. During 2002 the Company acquired additional interests from the minority shareholder of WAGO Contact S.A., France; the purchase of those interests were accounted for in accordance with the provisions of SFAS No. 141.

        SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized but rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by APBO No. 17. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. See Note 5.

Long-lived assets

        Long-lived assets held and used by the Group are reviewed for impairment whenever changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Revenue recognition

        Revenue is recognized when products are shipped, net of estimated allowances for product returns.

Foreign currency translation

        The assets and liabilities of WAGO Kontakttechnik GmbH's foreign subsidiaries and affiliates are translated to EURO at exchange rates existing at the balance-sheet date, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of other comprehensive income.

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

        The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133, as amended, on January 01, 2001, resulted in the cumulative effect of an accounting change of €1,233 net of taxes of €762, being recognized as other comprehensive income.

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

Advertising costs

        It is the Company's policy to expense all advertising costs as incurred. Advertising expense incurred during 2002, 2001 and 2000 amounted to €8,984, €10,797 and €10,086, respectively.

Recently issued accounting pronouncements

        In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The adoption of the provisions of SFAS No. 144, effective January 1, 2002, had no effect on the combined financial statements.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 are not expected to have a material impact on the financial position or results of operations of the Company.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, is not expected to have a material impact on the financial position or results of operations of the Company.

        In 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the provisions of FIN 45 is not expected to have a material impact on the financial position or results of operations of the Company.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. FIN 46 applies to variable interest entities created after January 31, 2003, and must be applied to interests in variable interest entities created on or before January 31, 2003 for the first fiscal period beginning after June 15, 2003. The adoption of the provisions of FIN 46 are not expected to have a material effect on the financial position or results of operations of the Company.

Research and development costs

        The cost of research, development and product improvement costs are charged to expense as they are incurred.

Note 3—Inventory

        Inventory is comprised of the following:

	December 31,
	2002	2001
	(€ thousands)
Raw materials	14,581	15,173
Work in process	10,821	11,892
Finished goods	23,582	26,434

	48,984	53,499

Note 4—Property and equipment

        A summary of property and equipment follows:

	December 31,
	2002	2001
	(€ thousands)
Land and buildings	59,726	60,215
Machinery and equipment	164,186	148,738
Furniture, fixtures, and office equipment	47,507	46,126
Construction in progress	5,440	7,733

	276,859	262,812
Less accumulated depreciation	(176,517)	(153,798)

	100,342	109,014

        Depreciation expense amounted to €24,260, €24,123 and €21,849 in 2002, 2001 and 2000, respectively.

Note 5—Goodwill

        During 2002, the Company acquired an additional 25% interest in WAGO Contact S.A., France from the non-controlling shareholder. In accordance with SFAS No. 141, the acquisition was accounted for using the purchase method. The purchase price was €2,056, and the excess of purchase price over the proportionate share of the fair value of net assets acquired of €823 was recorded as goodwill.

        The Company also has goodwill recorded in connection with the acquisition of two of its subsidiaries, WAGO Elektro spol.s.r.o. Czech Republic, and WAGO Elwag Sp. Z.0.0., Poland. Goodwill is evaluated for impairment for each subsidiary as of the beginning of the fiscal year. For the year ended December 31, 2002, the results of the evaluations indicated no impairment of goodwill. The increase in the balance of goodwill for the year ended December 31, 2002 of €823 was a result of the acquisition of minority interests described in the preceding paragraph.

        The following table summarizes the effects of the adoption, as of January 1, 2002, of the provisions of SFAS No. 142.

	2002	2001	2000
	(€ thousands)
Reported net income	11,882	18,913	23,921
Add back goodwill amortization	—	41	41

Adjusted net income	11,882	18,954	23,962

Note 6—Long-term debt

        A summary of the Company's notes and capital lease obligations follow. The obligations are denominated in EURO unless otherwise indicated:

	December 31,
	2002	2001
	(€ thousands)
Financial institution installment loans, bearing interest at annual rates from 0.83% to 0,08%, in 2002, denominated in Japanese Yen	1,312	1,814
Financial institution installment loan, bearing interest between 5.4% and 7.79% annually, quarterly payments of €93 plus interest, maturity date March 2004, issued by a subsidiary, of which €426 are guaranteed by WAGO Germany.	429	762
Financial institution installment loan, bearing interest between 2.25% and 4.0% annually, maturities 2003 and 2004, collateralized by certain real estate, denominated in Swiss Francs	6,887	6,752
Financial institution installment loan, bearing interest at 5.1% annually, repayable quarterly with €48 plus interest, collateralized by certain real estate, denominated in French Francs	1,517	1,638
Financial institution loans, bearing interest at 14.25% annually, repayable 2000-2004, secured by certain real property, denominated in Indian Rupees.	73	224
Financial institution installment loans, bearing interest between 4.96% and 5.25% annually, quarterly payment of €141 plus interest, maturity in 2008, collateralized by certain real estate	3,377	3,940
Line of credit agreements, maximum available of €20,217 at December 31, 2002, bearing interest between 6.5% and 8.0% annually.	—	—
Short-term borrowings from financial institutions, bearing interest between 3.53% and 4.62% annually.	—	8,500
Employee's welfare funds loan, bearing interest of min. 5.5%, unsecured, maturity unlimited	325	310
Capital lease obligations, bearing interest between 7.05% to 11.74% annually, maturities 2002 through 2019	17,709	18,267

	31,629	42,207
Less current portion	(8,459)	(17,308)

Long-term portion	23,170	24,899

        Future maturities of long-term debt are as follows:

2004	4,046
2005	1,831
2006	1,873
2007	1,595
Thereafter	13,825

23,170

Note 7—Retirement plan

        The Company has a defined benefit pension plan that covers substantially all of its employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company. The plan is funded on a pay-as-you-go basis. The Company consults with an actuary for determining any estimates.

        The following sets forth the status of the Plan and amounts recognized in the accompanying combined financial statements.

	2002	2001
	(€ thousands)
Change in benefit obligation
Benefit obligation, beginning of year	4,462	4,987
Service cost	184	357
Interest cost	238	322
Actuarial (gain) loss	(379)	(1,130)
Benefits paid	(62)	(74)

Benefit obligation, end of year	4,443	4,462

Funded status	(4,443)	(4,462)
Unrecognized net transition obligation	58	117
Unrecognized actuarial gains	(58)	(117)

Accrued pension cost	(4,443)	(4,462)

	2002	2001	2000
	(€ thousands)
Assumptions as of December 31
Discount rate	5.5%	5.5%	6.5%
Pension increase rate	2.5%	2.5%	2.0%
	2002	2001	2000
	(€ thousands)
Components of net periodic pension cost
Service cost	184	357	245
Interest cost	238	322	330
Actuarial gains	(379)	(1,130)	(145)

Net periodic pension cost	43	(451)	430

Note 8—Share-based compensation

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

        Compensation expense/benefit recognized in the Group's financial statements for the years ended December 31, 2002, 2001 and 2000 for stock option awards to WAGO employees were €(221), €(587) and €952, respectively.

        If compensation cost for stock options had been determined based on fair value at the date of grant, net income for the years ended December 31, 2002, 2001 and 2000 would have been €11,873, €18,412 and €24,625, respectively.

        The normal exercise period for stock options is between the third and tenth anniversary of the date of grant, subject to certain performance targets.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 2001 and

2000, respectively no options were granted in 2002; dividend yields of 1.6% and 2.5%, expected volatility of 68% and 49% risk-free interest rates of 4.5% and 5.2%; and expected lives of 3.4 and 5.6 years. The weighted average fair value per share of options granted was (Great Britain pence) 142.0p, and 138.0p.

        A summary of stock option activity follows (as restated to reflect Spirent plc share dividend and rights offering):

	2002		2001		2000
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		(Great Britain pence)		(Great Britain pence)		(Great Britain pence)
Outstanding on January 1	587,510	183.34	482,410	156.81	457,810	125.81
Granted			105,100	305,00	67,340	334.11
Exercised	(—)	(—)	(—)	(—)	(42,740)	(104.14)
Forfeited/Expired	(—)	(—)	—	(—)	—	—

Outstanding on December 31	587,510	183.34	587,510	183.34	482,410	156.81

        The following table summarizes information about stock options at December 31, 2002:

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
(Great Britain pence)			(Great Britain pence)		(Great Britainpence)
104.14 to 152.08	415,070	4.58	128.04	451,070	128.04
305.00 to 334.11	172,440	7.89	316.37	—	—

Note 9—Financial instruments

        Forward exchange contracts are used to hedge a portion of foreign exchange exposures arising from anticipated receipts and payments in foreign countries occurring within the following 59 months. At December 31, 2002 and 2001 the Group held foreign exchange forward contracts for Japanese yen equating to €12,550 and €8,200, respectively.

        The Group also enters into zero-cost option contracts to exchange Yen for EURO as part of its foreign currency exposure risk management activities. Contracts having the same terms and notional amounts for the purchased call component and the written put component have no net written premium and are accounted for as cash flow hedges. Certain contracts have notional amounts of the written put option component in excess of the notional amount of the purchased call component, resulting in a beneficial exchange rate, and are accounted for at fair value with changes in fair value recognized currently in earnings. The Group had open zero-cost options contracts designated as cash flow hedges for €11,100 and €13,300 at December 31, 2002 and 2001, respectively. The Group had open option contracts with the written put option component exceeding the purchased call option component for €8,000 (written put) and €4,000 (purchased call) at both December 31, 2002 and 2001. Unrealized gains and losses on foreign exchange forward contracts used to hedge anticipated transactions at December 31, 2002 and 2001 were approximately €4,152 and €2,883, respectively before taxes.

        The Group also has entered into a cross-currency interest rate swap to hedge the currency and interest rate risk of certain of its debt agreements. The notional amount of the swap was €1,923 at December 31, 2002, respectively €1,985 at December 31, 2001.

        The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments. Fair value approximates carrying value for the following financial instruments due to their short-term nature: cash and cash equivalents and accounts receivable and payable. The fair value of long-term debt is estimated by discounting future cash flows using interest rates available to the Group with similar terms and maturities. Foreign currency agreements are valued based on quoted market prices of comparable instruments.

	December 31, 2002		December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(€ thousands)
Long-term debt	31,629	36,230	42,208	44,855
Foreign currency agreements	4,152	4,152	2,883	2,883
Interest rate swap	(272)	(272)	(145)	(145)

Note 10—Income taxes

        The provision for income taxes follows.

	2002	2001	2000
	(€ thousands)
Current provision
Germany	5,062	4,705	9,775
Foreign	3,429	3,964	5,574

	8,491	8,669	15,349

	2002	2001	2000
	(€ thousands)
Deferred provision
Germany	(312)	(68)	(513)
Foreign	316	159	(280)

	4	91	(793)

	8,495	8,760	14,556

        Deferred income taxes were provided for temporary differences in basis of assets and liabilities for financial statement and income tax purposes. These temporary differences consist principally of the recognition of bad debts, the recognition of obsolete inventory, the calculation of depreciation expense, the deductibility of certain related party expenses, and the recognition of certain production expenses, and unrealized gains and losses on foreign exchange contracts.

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities include the following:

	2002	2001
	(€ thousands)
Current deferred tax assets (liabilities)
Elimination of intercompany profits in inventory	1,110	966
Other	(492)	(303)

	618	663

Noncurrent deferred tax assets (liabilities)
Depreciable basis of property and equipment	(1,616)	(1,874)
Pension accruals	187	233
Unrealized gains on foreign exchange contracts	(1,488)	(1,050)
Other	559	559

	(2,358)	(2,132)

        Gross deferred tax assets were €1,966 and €2,058 at December 31, 2002 and 2001, respectively.

        Gross deferred tax liabilities were €3,707 and €3,527 at December 31, 2002 and 2001, respectively.

        Management believes that the Company will fully realize deferred tax assets based on future reversal of existing taxable temporary differences and current levels of operating income.

        Income tax returns not barred by the statute of limitations are subject to examination by taxing authorities.

Note 11—Other balance sheet information

        Valuation and qualifying accounts are deducted from the related balance sheet account, and consisted of the following at each year end.

	December 31
	2002	2001
	(€ thousands)
Allowance for uncollectible accounts receivable	1,622	1,514
Reserve for obsolete inventory	1,681	2,212

	3,303	3,726

        The components of other liabilities at each year end were as follows:

	December 31
	2002	2001
	(€ thousands)
Accrued pension liability	4,443	4,462
Other	5,901	5,252

	10,344	9,714

Note 12—Related party transactions

        In the customary course of business, the Company leases certain land and buildings from shareowners and related interests. All of these properties are located in Minden, Germany. These lease agreements will expire on December 31, 2006 at which time certain lease extension provisions may be exercised. These lease agreements contain monthly lease charges amounting to €20. Lease expense recognized under these related party leases amounted to €239 for 2002, 2001 and 2000, respectively.

        Group sales to Spirent plc were made in the ordinary course of business and amounted to €2,738, €2,717 and €2,576 for 2002, 2001 and 2000, respectively.

        In the customary course of business, the Company grants credit to Spirent plc and certain of its subsidiaries. Amounts outstanding at December 31, 2002 and 2001 were €653 and €646, respectively.

Note 13—Commitments and contingencies

        A summary of the various commitments which the Company has entered into in the ordinary course of business follows:

Operating leases

        Total expense under operating leases expense of €5,027, €4,426 and €3,023 was incurred during 2002, 2001 and 2000, respectively.

        Under the terms of the Group's operating and capital lease agreements, future minimum lease payments for leases with terms greater than one year are as follows:

Year ended December 31,	Operating	Capital
	(€ thousands)
2003	2,928	1,837
2004	2,338	1,837
2005	1,601	1,837
2006	1,176	1,529
2007	759	1,529
2008 and thereafter	959	19,747

	9,761	28,316

Amount representing interest		(10,607)

		17,709

        The Company acquired certain operating facilities under the provisions of long-term leases. The economic substance of the leases are to finance the acquisition of the facilities. Accordingly, these leases have been accounted for as capital leases. During 2002 the company acquired one of the facilities formerly leased. The present value of minimum lease rentals for properties under capital lease of €19,910 at December 31, 2002 and €22,114 at December 31, 2001 have been capitalized in connection with the leases. Accumulated depreciation recognized on these facilities amounted to €2,886 and €3,377 at December 31, 2002 and 2001.

Other commitments

        The Company has entered into various contracts to construct both buildings and machinery and equipment. At December 31, 2002, expected future payments under these contracts are not anticipated to exceed €5,967.

        For investments in machinery, tools equipment and buildings to be done in Sondershausen, Germany, the Company has a taxable government grant available of €6,785 which covers investments of €30,156 from December 12, 2001 until August 31, 2004. As of December 31, 2002 grants available of €5,910 related to future investments of €26,266 remained.

Note 14—Subsequent event

        Subsequent to year end, Spirent plc and the members of the Hohorst family reached an agreement whereby Spirent plc would sell its 51% interests in WAGO Germany and WAGO Switzerland to entities controlled by the Hohorst family. These share sale and purchase agreements were closed on March 11, the transactions were completed on April 4, 2003.

SCHEDULE II

SPIRENT plc

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to Profit and Loss	Exchange Differences	Deductions	Balance at end of year
	(£ millions)
Year ended December 31 2000
Provisions for bad and doubtful debts	2.7	2.8	—	—	5.5
Year ended December 31 2001
Provisions for bad and doubtful debts	5.5	4.7	—	(0.9)	9.3
Year ended December 31 2002
Provision for bad and doubtful debts	9.3	0.4	0.2	(2.8)	7.1

S-1

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPIRENT PLC
By:	/s/ NICHOLAS K BROOKES Nicholas K Brookes Chief Executive Officer
June 17, 2003

CERTIFICATIONS

        I, Nicholas K Brookes, certify that:

        1.     I have reviewed this annual report on Form 20-F of Spirent plc;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003
By:	/s/ NICHOLAS K BROOKES Nicholas K Brookes Chief Executive Officer

CERTIFICATIONS

        I, Eric G Hutchinson, certify that:

        1.     I have reviewed this annual report on Form 20-F of Spirent plc;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 17, 2003
By:	/s/ ERIC G HUTCHINSON Eric G Hutchinson Chief Financial Officer

QuickLinks

TABLE OF CONTENTS
  ITEM 3. KEY INFORMATION
  Selected Consolidated Financial Information of Spirent
  Consolidated Profit and Loss Account Data
  Amounts in accordance with US GAAP
  Consolidated Cash Flow Data
  Consolidated Balance Sheet Data
  Exchange Rate Information
  Risk Factors
Risks Related to Our Business
Risks Relating to an Investment in our Ordinary Shares and ADSs
  ITEM 4. INFORMATION ON THE COMPANY
  Overview of Our Business
  Turnover by Market
  Turnover by Source
      Strategy
      Corporate history and background
  Communications Group
      Markets
      Products
      Competition
      Customers
      Sales, Marketing and Support
      Manufacturing
  Network Products Group
  Systems Group
      Markets
      Products
      Competition
      Customers
      Sales, Marketing and Support
      Manufacturing
      Markets
      Products
      Competition
      Customers
      Sales, Marketing and Support
      Manufacturing
  Organizational Structure
  Properties and Facilities
  Intellectual Property
  Materials
  Regulatory and Other Government Requirements
  Enforcement of Civil Liabilities
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  Overview
  Acquisitions and Disposals
  Acquisitions
  Disposals
  Recent developments
  Results of Operations
      Turnover
      Cost of sales
      Operating expenses
      Income from interest in joint venture
      Interest receivable and similar income
      Interest payable
  Critical Accounting Policies
      Goodwill
      Inventory and debtor provisions
      Revenue recognition
      Pensions
  Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001
      Turnover and operating profit
    Communications
    Network Products
    Systems
    Divested Operations
      Cost of sales
      Operating expenses
      Turnover and income from interest in joint venture
      Income from interests in associates
      Profit/loss on disposal and closure of operations
      Provision against investment in own shares
      Net interest payable
      Taxation
  Year Ended December 31, 2001 Compared with the Year Ended December 31, 2000
      Turnover and operating profit
    Communications
    Performance Analysis
    Service Assurance
    Network Products
    Systems
      Cost of sales
      Operating expenses
      Turnover and income from interest in joint venture
      Income from interests in associates
      Profit on disposal of tangible fixed assets
      Profit/loss on disposal and closure of operations
      Net interest payable
      Taxation
  Contractual Obligations
  Foreign Exchange
  Research and Development
  Factors That May Affect Future Results
  Inflation
  Differences Between UK GAAP and US GAAP
  Newly Adopted Accounting Standards
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  Directors
  Senior Management
  The Board of Directors and Committees of the Board
  Compensation of Directors and Senior Management
  Employees
  Shares Held by Directors and Senior Management
  Share Schemes and Related Information
  Stock Appreciation Rights Plan
  Long Term Share Purchase Plan
  Options to Acquire Shares—Directors
  Performance Units Under the Long Term Share Purchase Plan—Directors
  Rights under the Stock Appreciation Rights Plan—Directors
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Major Shareholders
  Related Party Transactions
  ITEM 8. FINANCIAL INFORMATION
  Historical Financial Information
  Significant Changes
  Dividend Policy
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  Memorandum and Articles of Association
  Material Contracts
  Exchange Controls
  Taxation
      United Kingdom Tax Consequences
  Taxation of Dividends and Distributions
  New Treaty
  Prior Treaty—Effect of UK Tax Credit
  Taxation of Capital Gains
  United Kingdom Inheritance Tax
  United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)
      United States Federal Income Tax Consequences
  Taxation of Dividends
  Taxation of Capital Gains
  Passive Foreign Investment Company Considerations
  Reportable Transactions
  United States Information Reporting and Backup Withholding
  Documents on Display
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
  Finance and Treasury Objectives Policies and Strategies
  Interest rate management
  Currency management
  Interest Rate Sensitivity
      As at December 31, 2002
  Exchange Rate Sensitivity
      Forward Exchange Contracts as at December 31, 2002
  Currency Exposure of Financial Assets and Liabilities
      Net foreign currency monetary assets/(liabilities)
  ITEM 15. CONTROLS AND PROCEDURES
PART III
  ITEM 18. FINANCIAL STATEMENTS
  Financial Statements
  ITEM 19. EXHIBITS
REPORT INDEPENDENT AUDITORS
CONSENT OF INDEPENDENT AUDITORS
SPIRENT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
SPIRENT plc CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
SPIRENT plc CONSOLIDATED BALANCE SHEET
SPIRENT plc CONSOLIDATED CASH FLOW STATEMENT
  Reconciliation of net cash flow to movement in net borrowings
SPIRENT plc CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS
  Share Capital
  Share Capital and Reserves
  Basis of Accounting
  Basis of Consolidation
  Foreign Currencies
  Financial Instruments
  Turnover
  Revenue Recognition
  Product Development
  Pension Contributions
  Deferred Taxation
  Goodwill
  Other Intangible Assets
  Tangible Assets
  Stocks
  Shipping and Handling Costs
  Trade Debtors
  Advertising Costs
  Research and Development Costs
  Repairs and Maintenance Costs
  Use of Estimates
  Communications Group
  a) Performance Analysis division
  b) Service Assurance division
  Network Products group
  Systems group
  Sensing Solutions group
  Turnover
  Major customers
  Inter-segmental Transactions
  Corporate Charge Allocation
  (Loss) /Profit before Taxation
  Depreciation
  Product Development
  Operating Assets
  Long-lived Assets
  Total Assets
  Capital Expenditure
  Turnover by Market
  Turnover by Source
  Operating (Loss)/Profit
  Long-lived Assets
  Operating Exceptional Items
  (i) Executive Directors' Remuneration Policy
  Executive Directors' Remuneration
  ESOS
  SSOP
  LTSPP
  (ii) Non-executive Directors' Remuneration
  (iii) Total Shareholder Return (TSR) Performance
  (iv) Directors' Remuneration
  (v) Directors' Interests
  (vi) Pension Costs
  (a) Interest Rate Risk
  Year ended December 31, 2002
  Year ended December 31, 2002 (Continued)
  Year ended December 31, 2001
  Year ended December 31, 2000
  Year ended December 31, 2000 (Continued)
  Year ended December 31, 2000 (Continued)
  Year ended December 31, 2002
  Year ended December 31, 2001
  Year ended December 31, 2000
  a) Goodwill and Other Intangible Assets
  b) Stock-based Compensation
  c) Pensions
  d) Profit on Disposal
  e) Zarak Change in Control Date
  f) Vacation Accrual
  g) Derivative Financial Instruments
  h) Accounting for the Group's Joint Venture and Associates
  i) Investment in Own Shares
  j) Deferred Taxation
  k) Unamortized Debt Issue Costs
  l) Dividends
  Discontinued Operations
  Net Loss under US GAAP
  Statement of Comprehensive Loss
  Shareholders' Equity under US GAAP
  Cash Flow Statement under US GAAP
  Additional information required by US GAAP in respect of earnings per share
  Additional information required in respect of business combinations
  Additional information required by US GAAP in respect of pensions
  Additional pro forma information required by US GAAP in respect of stock-based compensation
  Additional information required by US GAAP in respect of deferred taxation
  Concentration of credit risk
  Recently issued accounting pronouncements which have not been adopted
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Balance Sheets
WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Operations
WAGO KONTAKTTECHNIK GmhH, WAGO CONTRACT S.A. AND AFFILIATES Combined Statements of Shareowners' Equity (Euro in thousands)
WAGO-KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Cash Flows
WAGO KONTAKTTECHNIK GmhH, WAGO-CONTRACT S.A. AND AFFILIATES Notes to Combined Financial Statements December 31, 2002 (Euro in thousands)
  Affiliated companies
  Major shareowners
  Basis of accounting
  Principles of combination
  Use of estimates
  Cash and cash equivalents
  Accounts receivable
  Inventory
  Property and equipment
  Goodwill
  Long-lived assets
  Revenue recognition
  Foreign currency translation
  Derivatives and hedging activities
  Warranty
  Income taxes
  Concentration of credit risk
  Advertising costs
  Recently issued accounting pronouncements
  Research and development costs
  Operating leases
  Other commitments
  SCHEDULE II
SPIRENT plc VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES
CERTIFICATIONS
CERTIFICATIONS