Form 20-F
period 2003-12-31
SPIRENT PLC
filed 2004-06-29
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 29, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [            ] to [            ]

Commission file number: 001-15206

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 944,031,413 Ordinary shares of 3 1/3p.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
Major Shareholders	73
Related Party Transactions	74
ITEM 8. FINANCIAL INFORMATION	75
Historical Financial Information	75
Significant Changes	75
Dividend Policy	75
ITEM 9. THE OFFER AND LISTING	76
ITEM 10. ADDITIONAL INFORMATION	77
Memorandum and Articles of Association	77
Material Contracts	77
Exchange Controls	79
Taxation	79
Documents on Display	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	85
Finance and Treasury Objectives, Policies and Strategies	85
Interest Rate Management	85
Currency Management	85
Interest Rate Sensitivity	85
Exchange Rate Sensitivity	86
Currency Exposure of Financial Assets and Liabilities	86
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	87
ITEM 15. CONTROLS AND PROCEDURES	87
ITEM 16. [RESERVED]	87
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	87
ITEM 16B. CODE OF ETHICS	88
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	88
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	89
ITEM 17. FINANCIAL STATEMENTS	89
ITEM 18. FINANCIAL STATEMENTS	90
ITEM 19. EXHIBITS	91

        You should rely only on the information contained in this annual report. We have not authorized anyone to provide you with information that is different. The information in this annual report may only be accurate on the date of this annual report.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent

        The selected consolidated profit and loss account data for each of the three years in the period ended December 31, 2003 and balance sheet data as of December 31, 2003 and 2002 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The profit and loss account data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements. All of these financial statements have been audited by Ernst & Young LLP, our independent auditors. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom, or UK GAAP, which differ in certain respects from those generally accepted in the United States, or US GAAP. A description of the significant differences applicable to us and reconciliations of net income, shareholders' equity and cash flows are set forth in Note 34 of Notes to the Financial Statements.

        We evaluate performance for each reportable segment based on turnover and operating profit before goodwill amortization and exceptional items. Operating profit and return on sales are used by the Group as key measures of operating performance and are stated before the effect of goodwill amortization and exceptional items so that period on period comparisons are not distorted. Free cash flow, meaning cash flow before acquisitions, disposals, equity dividends and financing, is also a key measure of operating performance used by the Group. Headline earnings per share is considered by the Group and our investors to be a key measure of overall earnings performance. The calculation is based on reported earnings adjusted for goodwill amortization and exceptional items including tax.

Consolidated Profit and Loss Account Data

	Year ended December 31
	2003	Restated(1)(2) 2002	Restated(1)(2) 2001	Restated(2) 2000	Restated(2) 1999
	(£ millions, except per share and per ADS amounts)
Amounts in accordance with UK GAAP
Turnover	466.2	558.9	801.8	696.7	544.5

Operating profit/(loss)	18.8	(970.6)	(734.3)	110.0	81.4

Other Information
Exceptional items
Goodwill impairment	—	923.3	724.6	—	—
Other	7.5	41.6	34.9	2.2	—
Goodwill amortization	9.7	56.1	86.6	25.7	8.6
Operating profit before goodwill amortization and exceptional items	36.0	50.4	111.8	137.9	90.0

Income from interests in
Joint ventures	2.7	7.4	9.6	13.3	9.5
Associates	2.1	1.0	1.3	2.7	2.3
Amortization of goodwill on associates	—	(0.2)	(0.1)	—	—
Profit/(loss) on disposal and closure of operations	3.6	(48.4)	14.5	(18.1)	(6.7)
Profit on disposal of tangible fixed assets	—	—	—	3.2	—

Profit/(loss) before interest	27.2	(1,010.8)	(709.0)	111.1	86.5
Net interest payable	(9.3)	(12.3)	(22.8)	(29.3)	(12.8)
Exceptional interest expense	(16.1)	—	—	—	—
Other finance (expense)/income	(1.5)	(0.3)	0.4	—	—

Profit/(loss) before taxation	0.3	(1,023.4)	(731.4)	81.8	73.7
Taxation	(0.6)	(26.9)	(32.4)	(30.6)	(30.2)
Minority interest—equity and joint venture	(0.2)	(0.4)	(0.2)	(0.5)	—

(Loss)/profit for the financial period	(0.5)	(1,050.7)	(764.0)	50.7	43.5

Basic (loss)/earnings per share (pence)	(0.05)	(113.90)	(83.49)	7.40	6.67

Headline earnings per share (pence)	2.31	3.36	7.70	12.61	9.18

Diluted (loss)/earnings per share (pence)	(0.05)	(113.90)	(83.49)	7.18	6.39

Dividend per share (pence)	—	1.35	4.35	4.35	4.13

Dividend per share (US cents)	—	2.10	6.36	6.33	6.38

Dividend per ADS (pence)	—	5.40	17.40	17.40	16.52

Dividend per ADS (US cents)	—	8.40	25.44	25.32	25.52

Turnover by segment
Continuing operations
Performance Analysis	148.7	184.0	241.4	280.0	111.5
Service Assurance	91.7	131.4	189.2	9.2	3.2

Communications	240.4	315.4	430.6	289.2	114.7
Network Products	174.4	164.7	170.4	181.4	158.1
Systems	51.4	78.8	124.0	135.4	149.6

	466.2	558.9	725.0	606.0	422.4
Discontinued operations	—	—	76.8	90.7	122.1

	466.2	558.9	801.8	696.7	544.5

Operating profit before goodwill amortization and exceptional items
Continuing operations
Performance Analysis	4.4	10.0	38.6	97.0	42.8
Service Assurance	9.4	20.8	44.8	1.6	0.2

Communications	13.8	30.8	83.4	98.6	43.0
Network Products	16.7	15.0	14.9	25.3	21.8
Systems	5.5	4.6	5.4	2.7	10.8

	36.0	50.4	103.7	126.6	75.6
Discontinued operations	—	—	8.1	11.3	14.4

	36.0	50.4	111.8	137.9	90.0

(1)
Restated for the adoption of Financial Reporting Standard ("FRS") 17 "Retirement Benefits" and of Urgent Issues Task Force ("UITF") Abstract 38 "Accounting for ESOP Trusts".

(2)
The results for the Communications group have been restated to reflect the transfer of our field test activities from the Performance Analysis to the Service Assurance division.

Amounts in accordance with US GAAP

	Year ended December 31
	2003	2002	2001	2000	1999
	(£ millions, except per share and per ADS amounts)
Net income/(loss)	—	(774.3)	(773.7)	(39.6)	2.2

Net income/(loss) per share
Basic (pence):
Continuing operations	—	(83.93)	(89.17)	(6.10)	(1.15)
Discontinued operations	—	—	4.62	0.32	1.49

Net income/(loss)	—	(83.93)	(84.55)	(5.78)	0.34

Diluted (pence):
Continuing operations	—	(83.93)	(89.17)	(6.10)	(1.11)
Discontinued operations	—	—	4.62	0.32	1.44

Net income/(loss)	—	(83.93)	(84.55)	(5.78)	0.33

Dividend per share (pence)	—	4.35	4.35	4.24	3.91

Dividend per share (US cents)	—	6.49	6.33	6.29	6.22

Net income/(loss) per American Depositary Share ("ADS")
Basic (pence):
Continuing operations	—	(335.72)	(356.68)	(24.40)	(4.60)
Discontinued operations	—	—	18.48	1.28	5.96

Net income/(loss)	—	(335.72)	(338.20)	(23.12)	1.36

Diluted (pence):
Continuing operations	—	(335.72)	(356.68)	(24.40)	(4.44)
Discontinued operations	—	—	18.48	1.28	5.76

Net income/(loss)	—	(335.72)	(338.20)	(23.12)	1.32

Dividend per ADS (pence)	—	17.40	17.40	16.96	15.64

Dividend per ADS (US cents)	—	25.96	25.32	25.16	24.88

Consolidated Cash Flow Data

	Year ended December 31
	2003	2002	2001	2000	1999
	(£ millions)
Amount in accordance with UK GAAP
Net cash inflow from operating activities	68.2	76.9	141.2	125.7	101.7
Acquisitions and disposals	60.4	6.4	149.6	(536.6)	(232.9)
Financing	(143.6)	53.8	(152.8)	480.2	284.2
Amounts in accordance with US GAAP
Cash inflow from operating activities	54.1	60.7	96.4	83.9	72.9
Cash inflow/(outflow) on investing activities	44.6	(17.9)	91.9	(596.1)	(272.7)
Cash (outflow)/inflow from financing activities	(143.6)	13.8	(192.6)	452.5	258.7

Consolidated Balance Sheet Data

	At December 31
	2003	Restated(1) 2002	Restated(1) 2001	Restated(1) 2000	Restated(1) 1999
	(£ millions)
Amounts in accordance with UK GAAP
Intangible assets	101.6	113.6	987.7	1,816.8	321.3
Tangible fixed assets	90.2	110.0	137.6	136.2	107.0
Current assets	179.5	242.4	263.0	375.5	270.5
Total assets	386.2	529.4	1,450.9	2,382.1	745.6
Current liabilities	113.1	109.3	178.0	219.4	269.6
Creditors due after more than one year	95.6	248.3	205.6	355.6	233.4
Total liabilities (including pension liability)	264.1	432.2	400.7	517.1	503.7
Shareholders' funds	119.9	95.1	1,047.8	1,801.3	238.0
Share capital	31.5	31.3	31.1	30.9	20.8
Amounts in accordance with US GAAP
Intangible assets	79.0	94.4	907.8	1,803.5	430.0
Tangible fixed assets	90.2	110.0	137.6	136.2	107.0
Current assets	179.7	243.5	266.0	377.2	275.8
Total assets	363.8	512.1	1,374.5	2,376.4	874.8
Current liabilities	115.0	108.0	151.6	187.3	213.4
Creditors due after more than one year	143.7	294.9	219.9	358.5	266.9
Total liabilities	277.7	446.4	407.4	587.4	480.3
Shareholders' funds	83.9	63.6	964.7	1,785.3	390.6
Share capital	31.5	31.3	31.1	30.9	20.8

(1)
Restated for the adoption of FRS 17 for 2002 and 2001 and of UITF 38 for all years.

Exchange Rate Information

        We present our financial statements in pounds sterling. The financial statements of the WAGO joint venture are presented in euro. The information set forth below with respect to pounds sterling to US dollar exchange rates is based on the noon buying rate for pounds sterling in The City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. Also set forth below is exchange rate information pertaining to the euro, being the closing middle market price against pounds sterling. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

US Dollar

        The noon buying rate on June 2, 2004 was $1.84 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(US dollars per pound sterling)
May 2004	1.84	1.75
April 2004	1.86	1.77
March 2004	1.87	1.79
February 2004	1.90	1.82
January 2004	1.85	1.79
December 2003	1.78	1.72

        The following table sets forth information about the noon buying rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(US dollars per pound sterling)
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50
1999	1.68	1.55	1.61	1.62

        Fluctuations in the exchange rate between pounds sterling and US dollars affect the US dollar equivalent of the pound sterling denominated prices of our shares and, as a result, affect the market price of our ADSs in the United States.

Euro

        The euro rate on June 2, 2004 was €1.50 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(euro per pound sterling)
May 2004	1.50	1.47
April 2004	1.52	1.48
March 2004	1.51	1.47
February 2004	1.50	1.46
January 2004	1.46	1.42
December 2003	1.44	1.41

        The following table sets forth information about the euro rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(euro per pound sterling)
2003	1.54	1.38	1.45	1.42
2002	1.64	1.53	1.59	1.53
2001	1.67	1.56	1.61	1.64
2000	1.74	1.56	1.64	1.60
1999	1.61	1.40	1.52	1.60

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Our business, operating results and financial condition could be harmed if the economy, and particularly the telecommunications industry into which we sell our products, fails to recover or recovers at a slower pace than anticipated.

        Generally weak prevailing market conditions worldwide during 2001, 2002 and continuing through 2003 resulted in worldwide reduced purchasing and capital spending in many of the industries and markets into which we sell our products, in particular the telecommunications industry. As a result we experienced diminished product demand. The decline in demand for our products and services has had and may continue to have an adverse effect on the results of operations and we continue to be affected by challenging conditions in the global telecommunications market. Another downturn in our customers' markets or in general market conditions would be likely to result in a further reduction in demand for our products and services and could further harm our business, operating results and financial condition.

We operate in rapidly changing industries and if we do not keep up with these rapid changes, and continue significant investment in research and development, our turnover and operating results will suffer.

        We sell our products and systems in several industries that are characterized by rapid technological changes, frequent product and service introductions and evolving industry standards. We anticipate that our current products and services will become technologically obsolete over time and technological developments may eliminate whole markets or the need for individual products. Entire product lines may be threatened by new technologies or market trends which may reduce the value of these product lines. If we fail to keep up with changes in these industries, our turnover and operating results will suffer.

        We believe that the continued success of our communications business is dependent on our ability to advance next-generation technologies and services, to deliver integrated, easy-to-use, end-to-end customer solutions, to increase our presence internationally and to extend our products into web services and applications for the enterprise sector. For instance, our Service Assurance division is extending its existing capabilities in the next-generation IP services sector, which we believe represents an important growth opportunity. If we do not succeed in anticipating changes in technology and customer requirements and in developing and introducing new products, our business, operating results and financial condition will suffer.

The loss of key managers and skilled employees may result in inefficiencies in managing and operating our business and our business will suffer if we are not able to hire and retain appropriately qualified personnel.

        Our success is dependent on attracting and retaining highly qualified and skilled employees. We face intense competition for personnel from other companies, establishments and organizations and the loss of our key employees, or our failure to attract and retain other highly skilled employees, may impair our ability to run and expand our business effectively.

        In order for us to continue to expand and develop new technologies and products we will need to attract and retain employees with the necessary skills base and to ensure that our incentive plans are competitive.

We face aggressive competition and if we fail to compete effectively our business, operating results and financial condition will suffer.

        We face aggressive competition in all of our businesses. Our competitors are numerous, including highly specialized firms as well as in-house capability within customers, and new competitors may emerge. Some of our competitors have greater name recognition, larger customer bases, and greater financial, marketing, sales and other resources. To stay competitive we will need to introduce successful new products and also may have to adjust prices of some of our products and manage financial returns effectively. Our business, operating results and financial condition will suffer if we do not compete effectively.

Fluctuations in exchange rates and heavy exposure to a weak US dollar could materially harm our operating results.

        Since we conduct operations globally, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies, principally the US dollar and pounds sterling. Because our financial statements are denominated in pounds sterling, fluctuations in exchange rates, especially if the US dollar continues to weaken against the pound, could have a material impact on our reported results. In recent periods, the value of the US dollar has declined significantly in comparison with the pound sterling.

        We may at times engage in currency hedging in an effort to cover any transaction exposure. Under such circumstances, this currency hedging could have an adverse effect on our financial condition.

The terms of our debt obligations may affect our ability to operate our business.

        During 2003 we renegotiated our borrowing terms. The renegotiated terms increased our weighted average interest payments and placed restrictions and tests on us, constraining our ability to make dividend payments, incur further debt, provide further security and make acquisitions and disposals. Such restrictions and tests will continue to apply until certain financial requirements are met. We are unable to give guidance as to when we are likely to meet these financial requirements and can give no assurance that they will indeed be achieved and, therefore, whether or when our operations will be freed from such restrictions and tests.

The risk of a breach of financial covenants remains.

        The borrowing terms we renegotiated in 2003 provided us with more headroom under certain of our financial covenants (see "Liquidity and Capital Resources" in Item 5 and "Material Contracts" in Item 10 below for a more detailed discussion of the renegotiated borrowing terms). However, we can provide you with no assurance that the covenants will not be breached and that further renegotiation of our borrowing terms will not be needed to further increase our level of headroom if there is another downturn in our business due to industry conditions or otherwise.

We rely on a limited number of customers in some of our businesses, and therefore any cancellation, reduction or delay in orders from them could significantly harm our business, operating results and financial condition.

        In some of our businesses we continue to rely on a limited number of customers, which makes our relationships with these customers critical to the success of our business. We can provide you with no assurance that we will be able to retain this client base, that we will be able to increase our sales to our other existing customers or that we will be able to attract additional customers. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, or inability to successfully develop and maintain relationships with existing and new customers could significantly harm our business, operating results and financial condition.

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

        Events such as the continued military involvement in Iraq, the tensions in the Middle East, the threat of terrorism and associated political instability and the effect of heightened security concerns on travel and commerce may trigger unforeseen economic conditions and cause market demand to fluctuate in an unpredictable manner which could adversely affect our business, operating results and financial condition.

The retirement of our Chief Executive Officer may disrupt the effective management of our business and create uncertainty among our employees.

        On February 25, 2004 our Chief Executive Officer, Nicholas Brookes, informed us of his intention to retire as Chief Executive Officer of the Company. His retirement is due to become effective at the end of June 2004 at which time he will step down from the Board. A formal process to find a successor is under way. Any delay in our securing the services of a successor Chief Executive Officer may result in difficulties in the effective management of our business.

Our pension fund deficit may become a further burden on our financial resources.

        The latest actuarial valuation of our UK defined benefit scheme as at April 1, 2003 identified a deficit of £50.7 million before taxation representing a funding deficit of 39%. In order to comply with minimum funding requirements we will make annual pension contributions of £3.5 million commencing on July 1, 2004 and have increased the rate of our employer pension contribution from 13.4% to 16% of pay with effect from January 1, 2004. While these increased contributions are intended to reduce the funding deficit over time, it is possible that a future actuarial valuation will reveal that the increased contributions are insufficient to do so and will need to be increased. The UK defined benefit scheme is required to have an actuarial valuation every three years. These additional funding costs, both the current increased contributions and any further increases required by future actuarial valuations, may have an adverse effect on the financial condition of our business.

Acquisitions undertaken could be difficult to integrate, disrupt our business and harm our operating results.

        Acquisitions have historically been an important part of our business strategy and we evaluate strategic opportunities from time to time and may acquire businesses, products or technologies in the future. Acquisitions are inherently risky and no assurance can be given that our previous or future acquisitions will be successful or will not adversely affect our business, operating results or financial condition. Currently our renegotiated borrowing terms restrict our ability to make acquisitions.

Third parties may claim we are infringing their intellectual property rights and as a result our business may be harmed.

        Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. We could suffer litigation or licensing expenses, or could be prevented from selling certain products as a result of third-party infringement claims. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Indeed, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We may also be subject to significant damages or injunctions against development and sale of certain of our products. We often rely on obtaining licenses of intellectual property. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

If third parties infringe our intellectual property rights, our business may be harmed.

        Our success depends in part on our proprietary technology. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer and our operating results may be harmed. We may not be able to detect infringement and our competitive position may be harmed before we do so. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

If our products are defective, we may be held responsible for liabilities caused by malfunctions of equipment in which our products are used or have to bear some of the cost of recalling this equipment, which would harm our turnover and our reputation.

        Some of our products are incorporated as component parts by manufacturers into sophisticated equipment and machinery or are used in critical applications or are stand-alone solutions. If our products are defective, we may be held responsible for the personal, property and financial damages that result and the costs associated with recalling the products themselves and products in which our defective products were incorporated. Although we carry product liability insurance customary for companies of our size, such available insurance cover may not be sufficient to cover a catastrophic loss or the costs of recall. In addition, our reputation with customers may be damaged as a result of any such event. Product liabilities or the costs of implementing a recall could hurt our profitability, and the damage to our reputation if one or more of our products proves defective could cause us to lose customers.

Many of our businesses are dependent on third-party manufacturers. If we cannot obtain sufficient services or products from these manufacturers, we may lose customers and suffer a reduction in turnover and profits.

        Many of our businesses contract out certain manufacturing processes. If there were a failure of such a manufacturer because of, for example, insolvency or catastrophic loss, the services or products to our operations might be disrupted or even terminated. It might not be possible to find an alternative manufacturer in an acceptable timeframe on the same economic terms as the original manufacturer. If we cannot obtain sufficient quantities of these products or services at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in turnover and profits.

Some of our businesses are dependent on key component suppliers. If we cannot obtain sufficient components from these suppliers, we may lose customers and suffer a reduction in turnover and profits.

        Some of our businesses, particularly in the Communications group, may be dependent on some components from suppliers who experience greater demand for their products than they can meet. In some instances these suppliers have introduced allocation systems to divide their available stock among potential customers. We may be affected because the allocation to our business is too small or because suppliers change the way they apportion their available stock to our disadvantage. If we cannot obtain sufficient quantities of these products at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in turnover and profits.

Prices for some of the commodity raw materials we use to manufacture our products fluctuate, and we may not be able to pass on increased costs of these raw materials to our customers.

        Prices fluctuate for some of the commodity raw materials our Network Products group uses to manufacture its products. If prices for commodities such as PVC and Nylon 66 increase significantly and we are not able to pass on the increased prices to our customers, our profitability will be reduced and our business, operating results and financial condition may be adversely affected.

Remaining liabilities from discontinued businesses could adversely affect our results.

        We have concluded a number of divestments of our non-core businesses, but we may, despite divesting of these non-core businesses, have contingent liabilities arising out of those businesses that could adversely affect our business, operating results and financial condition. In addition, the time periods for bringing claims in relation to representations, warranties and indemnities that we have given on recent divestments have not yet expired.

A significant portion of our telecommunications operations are located in California where they may be subject to the risks of earthquakes and other natural disasters.

        A significant portion of our telecommunications operations are located in California which has experienced natural disasters, including earthquakes, in the past. A significant natural disaster, such as an earthquake, could disrupt our ability to conduct our telecommunications business and could have a material adverse impact on the Group's business, operating results and financial condition.

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

        The market price of our Ordinary shares is significantly affected by market forces. The market prices of securities of technology companies on the London Stock Exchange, the New York Stock Exchange and other exchanges have fluctuated significantly in the last three years. The prices for securities of companies involved in telecommunications and other technologies, have been particularly volatile. A significant portion of our activities is based on telecommunications and thus the market price of our Ordinary shares and ADSs is likely to remain highly volatile.

        In addition to general factors, the following specific factors may have a significant effect on the market price of our Ordinary shares and ADSs:

  •
  speculation on the risks associated with the telecommunications industry;

  •
  fluctuations in our operating results and speculation on the robustness of our financial condition;

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

Fluctuations in the exchange rate between the pound sterling and the US dollar may affect the price at which our ADSs trade on United States securities markets.

        For any particular price in pounds sterling at which our shares are trading on the London Stock Exchange, fluctuations in the exchange rate between the pound sterling and the US dollar may affect the price in US dollars at which our ADSs trade on the New York Stock Exchange. For example, a fall in the value of the pound sterling against the US dollar is likely to reduce the price of our ADSs in the United States market.

The availability of sufficient purchasers and sellers for our shares, whether in the form of Ordinary shares or ADSs, cannot be guaranteed and therefore you may not be able to purchase or sell our shares or ADSs at any particular time.

        The volume of our stock traded on the London Stock Exchange can vary from day to day and is affected by events and circumstances out of our control. This also applies to the ADSs traded on the New York Stock Exchange. You may not be able to purchase or sell our Ordinary shares or ADSs at any particular time because of the lack of sufficient purchasers or sellers.

Your ability to bring an action and enforce judgments against us may be limited under English law.

        We are a public limited company incorporated under the laws of England and Wales. The rights of holders of Ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical United States corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring actions on the company's behalf. Under English law generally, only we can bring a claim in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to prevail in a claim against us under, or to enforce liabilities relying upon, United States securities laws. See "Item 4. Information on the Company—Enforcement of Civil Liabilities".

ITEM 4.    INFORMATION ON THE COMPANY

Overview of Our Business

        Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. In the mid 1990s Spirent embraced a strategy focusing on high technology businesses and identified the communications test industry as a prime sector of interest. Since then we have focused our activities through strategic acquisitions and divestments, as well as organic growth. Our operations are now organized into three operating groups: Communications, Network Products and Systems.

        In the year ended December 31, 2003, we had total turnover of £466.2 million and operating profit before goodwill amortization and exceptional items of £36.0 million. Our Communications group remains our largest business in terms of turnover, representing 52% (2002 56%) of ongoing turnover in the year ended December 31, 2003.

        Our results for the year ended December 31, 2003 were affected by the challenging conditions in the global telecommunications market and the generally weak market conditions worldwide. However our performance in the second half of 2003 saw an increase in both turnover and operating profit over the first half reflecting a modest increase in activity levels.

        During 2003 we completed the divestment of our Aviation Information Solutions ("AIS") businesses from within the Systems group's aerospace activities for net proceeds of £3.2 million in cash and we completed the divestment of our 51% interests in WAGO, our interconnection joint venture, to our joint venture partners for £58.8 million net in cash.

        In 2002 we acquired certain assets of the remote special services product line of Anritsu Company US for a cash consideration of $26 million and certain intellectual property rights in relation to wireless technology from UbiNetics Limited for £6.5 million in cash. We also acquired the 85% of Caw Networks, Inc. not already owned by the Group for an initial consideration of $49 million of which $45 million was in cash. In 2002 we sold our aerospace components businesses for proceeds of $60 million in cash, certain assets of Switching Systems International for up to $9.1 million cash and Montitor Labs Incorporated for $24 million cash, all from within our Systems group.

        In 2001 we sold our Sensing group of companies for a cash consideration of $220 million. We did not make any acquisitions in 2001.

        The main activities of our three operating groups are:

  •
  Communications.    Spirent Communications is a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies.

    The Performance Analysis division of our Communications group develops testing solutions for a broad range of communications technologies critical to the development of next-generation network equipment and devices. Our systems test wireless and wireline networking equipment, including Ethernet switches, web appliances and security modules, core terabit routers, broadband access devices, third generation ("3G") wireless handsets, softswitches, media gateways and media gateway controllers. Our systems enable customers to emulate large-scale networks, introduce impairments and stress test equipment to ensure maximum performance and conformance to industry standards.

    The Service Assurance division of our Communications group provides network monitoring and management systems for service providers to assure the quality of their high bandwidth data services. Our systems enable efficient delivery and maintenance of leased lines, digital subscriber line ("DSL"), wireless, optical and Internet Protocol ("IP") networks. The division provides operations support systems ("OSS") software, remote test probes, network test access systems and the expertise to implement solutions over a national or global scale.

    In 2003 our Communications group had turnover of £240.4 million and operating profit before goodwill amortization and exceptional items of £13.8 million.

  •
  Network Products.    Our Network Products group is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton.

    HellermannTyton designs and manufactures a broad range of high-grade nylon and metal ties and accessories, clips, fasteners and custom parts for cables and wires in electrical, communications, automotive, industrial equipment, aerospace and construction applications. We produce products with value added identification and security features such as standard cable markers, application tailored labels, printed customized markers and tags, tamper-evident fixings, security seals and printed ties for clinical waste. Our heatshrink insulation, convoluted tubing, duct and cable covering products provide insulation, organization and physical protection for wires and cables. We also produce a range of products used in the installation of local area and wide area communications networks which includes structured cabling systems, patch panels, cords, outlets, jacks, fiber optic jointing organizers and splice protection systems and raceways. We are a market leader in systems for the automated application of cable fixings and identification printing and application systems.

    In 2003 our Network Products group had turnover of £174.4 million and operating profit before goodwill amortization and exceptional items of £16.7 million.

  •
  Systems.    Our Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market.

    PG Drives Technology is a leading supplier of sophisticated electronic control systems for use in specialized electrically powered vehicles. These include medical vehicles such as powered wheelchairs and mobility scooters as well as small industrial vehicles such as floor cleaning vehicles and aerial access platforms. Our systems allow the user to control the direction and speed of the vehicle as well as controlling other aspects of the vehicle's functions, including seating or platform position, lights, turn indicators and vehicle diagnostics.

    We are a leading developer and supplier of ground-based logistics support and maintenance, repair and overhaul ("MRO") software systems, brand named GOLD™ and AuRA™, for the civil and military aviation markets. Our systems manage aerospace customers' logistics and MRO processes by providing maintenance work flow management, inventory control, repair order management, recording and forecasting capabilities.

    During 2003 we completed the divestment of our AIS businesses from within the Systems group's aerospace activities for net proceeds of £3.2 million in cash. In 2003 our Systems group had turnover from ongoing businesses of £46.6 million and operating profit before goodwill amortization and exceptional items of £5.8 million.

        Our turnover for ongoing businesses by market in 2003 comprised: North America 49% (2002 57%; 2001 63%), Europe 32% (2002 27%; 2001 24%), and Asia Pacific, Rest of Americas and Africa 19% (2002 16%; 2001 13%). A breakdown of turnover by market and by source is given below and a breakdown by segment is given in "Item 3. Key Information."

  Turnover by Market

	Year ended December 31
	2003	2002	2001
	(£ millions)
Continuing operations:
Europe(1)	149.6	149.4	178.7
North America(2)	229.3	322.4	456.5
Asia Pacific, Rest of Americas, Africa	87.3	87.1	89.8

	466.2	558.9	725.0

Discontinued operations:
Europe(1)	—	—	20.7
North America(2)	—	—	45.7
Asia Pacific, Rest of Americas, Africa	—	—	10.4

	—	—	76.8

	466.2	558.9	801.8

(1)
United Kingdom turnover was £42.5 million (2002 £48.3 million; 2001 £71.4 million). United Kingdom turnover in respect of discontinued operations nil (2002 nil; 2001 £8.2 million).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

  Turnover by Source

	Year ended December 31
	2003	2002	2001
	(£ millions)
Continuing operations:
Europe(1)	168.2	157.7	183.7
North America(2)	262.1	368.9	514.6
Asia Pacific, Rest of Americas, Africa	35.9	32.3	26.7

	466.2	558.9	725.0

Discontinued operations:
Europe(1)	—	—	20.6
North America(2)	—	—	48.3
Asia Pacific, Rest of Americas, Africa	—	—	7.9

	—	—	76.8

	466.2	558.9	801.8

(1)
United Kingdom turnover was £75.1 million (2002 £71.6 million; 2001 £107.5 million). United Kingdom turnover in respect of discontinued operations was nil (2002 nil; 2001 £13.3 million). Exports from the United Kingdom were £33.6 million (2002 £32.4 million; 2001 £46.3 million), representing 7.2% of total sales (2002 5.8%: 2001 5.8%).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

   Strategy

        Our overall strategy is to deliver innovative systems and services to meet the needs of customers worldwide. Our strategic priorities are to:

  •
  focus on the organic development of the business and reduce net debt;

  •
  focus on high technology activities;

  •
  continue to invest in market-driven innovation; and

  •
  expand the customer base internationally.

  Corporate history and background

        The first of the companies which today comprise the Group was established in 1936. The Company itself was incorporated and registered in England and Wales on July 16, 1949 under the Companies Act 1948 as a private company limited by shares with registered number 470893 with the name Bowthorpe Holdings Limited. In 1955 Bowthorpe Holdings Limited was listed on the London Stock Exchange. The Company re-registered as a public company under the Companies Act 1948 on July 15, 1981 as Bowthorpe Holdings PLC. The Company changed its name to Bowthorpe plc on May 20, 1992 and to Spirent plc on May 12, 2000 and now operates under the Companies Act 1985 (as amended). The Ordinary shares of the Company are traded on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Shares, represented by American Depositary Receipts, with one ADS representing four Ordinary shares. The Company is also a member of techMARK, the London Stock Exchange's market for innovative technology companies. Our address is Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom, and our telephone number is +44 (0) 1293 767676. The website address is www.spirent.com. Information contained on the website and subsidiaries' websites is not intended to be, and should not be regarded as being, part of this annual report.

Communications Group

        Our Communications group develops and markets specialized communications testing, monitoring and management systems for customers worldwide. Our customers include network equipment manufacturers, mobile handset manufacturers, semiconductor vendors, independent product evaluation laboratories, network operators, network service providers, large enterprises and government entities. Our products help customers analyze the performance, functionality and conformance to industry standards of communications network equipment and networks themselves. Our mission is to enable our customers to develop and assure next-generation equipment and services worldwide, more economically and efficiently.

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

        As anticipated, the telecommunications market remained challenging throughout 2003. During 2003 we saw further reductions in capital spending of approximately 20% by our network equipment manufacturer ("NEM") and network service provider ("NSP") customers. Against this background we believe we have been able to maintain our overall position in our served markets by providing customers with the products and services they need to support the development of next-generation equipment and packet-based services and by enabling them to deploy and assure these technologies more economically and efficiently. Quarterly order intake in the Performance Analysis division has increased since the first half of 2003 reflecting a modest improvement in activity levels and the normal seasonality of the business. Due to the lower levels of spending and change in ordering patterns by the United States incumbent local exchange carriers ("US ILECs") the Service Assurance division's order book declined from $59.2 million (£36.8 million) at the end of 2002 to $44.4 million (£25.0 million) at the end of 2003.

        We have remained committed to our investment in product development throughout the industry downturn and this year was no exception with £57.8 million or 24% of our Communications group's turnover (2002 £66.2 million and 21%) being invested to maintain our position in important next-generation technologies. Key areas where we have been investing include: gigabit and 10-gigabit Ethernet; Asymmetric DSL 2+ ("ADSL2+"); voice-over-IP ("VoIP"); Internet Protocol version 6 ("IPv6"); Internet infrastructure and web security testing; and 3G Code Division Multiple Access ("CDMA") wireless technologies. Our continued investment in product development resulted in the launch during the year of a number of new products. We received a number of awards and industry recognition of our achievements with our Avalanche™ and Reflector™ 2200 products and our 10-gigabit Ethernet test module being among InfoWorld magazine readers' preferred products for 2003. Our field test products were also winners in the "Customer Delight" category in the BT Investing in Excellence Awards 2003. In addition, our customers are increasingly demanding more consulting, training and support services due to constraints on their resources and we have responded to this need by offering a comprehensive suite of services under the ServiceEdge™ name.

        We have continued to broaden our presence internationally. 2003 saw the European launch of our web applications and security testing products as well as wireless test systems for customers who are using wideband CDMA ("W-CDMA") technology for the advancement of 3G services and networks. We continued to make progress in Asia where we are associated with some of the leading telecommunications technology institutes and companies.

        Our Communications group consists of two divisions: Performance Analysis and Service Assurance.

        The Performance Analysis division develops solutions for testing the performance, functionality and conformance to industry standards of network equipment and networks themselves. This is achieved by simulating voice and data traffic and large-scale networks, and by creating real-world conditions in the laboratories of NEMs, NSPs, enterprises and government entities. Subjecting equipment and networks to impairments and stresses helps customers ensure that the equipment or services they are about to launch or deploy will actually withstand real-world conditions thus reducing the commercial risks inherent in developing or adopting new products.

        Our customer base for this division remains broadly spread and includes some of the largest NEMs and NSPs worldwide. We have benefited from the direct sales presence we established in China in 2002 and our increased sales and marketing efforts throughout the rest of Asia. In Europe, a continuing focus on the development and roll-out of DSL networks and services by customers helped sales of our broadband test equipment and we saw encouraging interest in our web applications and security testing products.

        While turnover for the year reduced overall in the Performance Analysis division, we saw improvements in sales from our web applications and security testing activities and an increase in sales to the government sector. Growth in data traffic continues to drive the need for increased broadband access and our broadband solutions continue to represent the largest part of this division's sales. We believe we have been able to capitalize on the trend towards VoIP and have launched several new products that are aimed at this growth area. Interest in IPv6, which provides broader address space for the next phase of the Internet, was also good this year as the technology moves closer to deployment.

        In the wireless sector, we are benefiting from our acquisition in 2002 of W-CDMA expertise and have built on our established reputation in CDMA-2000 where we are a leader in handset testing in

North America and Asia. During the year we launched a W-CDMA network emulator for testing the interoperability of mobile handsets and networks and versions of our position location test system to support GSM (Global System for Mobile communications) and W-CDMA. In the CDMA sector, the ability to test applications and services has become more of a focus and we launched several products in 2003 aimed at testing the performance of mobile data services and enhanced voice services such as "push-to-talk".

        The Service Assurance division provides hardware and software systems that enable NSPs to test and assure remotely the digital leased line, DSL, wireless, optical and managed IP services they provide to residential and enterprise customers. Our products include OSS software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers to introduce new services faster and to reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and mitigating against poor customer service with faster response times to problems.

        We are a leading provider of monitoring systems to the US ILECs' continuing broadband service roll-out programs. While we continue to be a leading supplier of monitoring systems for DSL services, systems for digital leased line services remain the largest part of our Service Assurance business, accounting for approximately half the sales in 2003. In order to capitalize on potential engineering and customer synergies we have transferred our field test business into the Service Assurance division. At the end of the year actions were taken to extend our existing capabilities in the IP services sector which we believe represents an important growth opportunity. We believe there is opportunity to expand the Service Assurance division's product offering internationally and we have made encouraging progress in Asia where we are currently in trials with some of the largest NSPs in the region and have already won initial orders. We continue with our market development efforts in Europe.

        During 2003 we expanded our product range with test probes and OSS for next-generation DSL variants which allow higher speed broadband access for the residential and enterprise markets. We also announced a development effort and strategic partnership with Alcatel under which Spirent's test technology will be incorporated into Alcatel's broadly deployed ASAM (Advanced Services Access Manager) products in North America. A number of our existing customers have announced the introduction of next-generation IP services and we have won initial orders in this market for gigabit Ethernet, virtual local area network and IP virtual private network services. We intend to expand our capabilities and product functionality in this area in the future. We have also extended our product line through the launch of FieldOp™, an operations management solution that integrates service assurance and workforce management capabilities onto a single platform for use in the field.

        In order to assist customers with the integration, acceptance and operation of hardware and software sourced from various suppliers, we continue to partner with providers of other network devices and OSS to validate the interoperability of our products.

        The technology and expertise of the Performance Analysis and Service Assurance divisions are complementary. The Performance Analysis division's presence in the development laboratories of network equipment manufacturers gives the Service Assurance division early knowledge of which technologies are likely to be adopted for future use in networks. The Service Assurance division has knowledge of large-scale operational issues which can be fed back into the design and testing of successive generations of network equipment and services. This helps us anticipate market requirements and provide customers with innovative products. We believe the diversification of our business into two divisions serving distinct market segments gives us a competitive advantage by positioning us at the forefront of new technology development and extending the potential return on our research and development investment through the entire life cycle of network technology deployment.

        The strategy of our Communications group continues to be to advance next-generation technologies and services; to deliver integrated, easy-to-use, end-to-end customer solutions; to increase our presence internationally; and to extend our products into web services and applications testing for the enterprise sector. We believe that by remaining at the forefront of key emerging communications technologies and by leveraging the benefits of combining our test and monitoring capabilities we should be well placed to serve the future needs of our customers.

  Markets

        The market for our Communications group's performance analysis products comprises three major worldwide customer groups:

  •
  communications network and terminal equipment manufacturers;

  •
  communications and Internet network service providers; and

  •
  major enterprise end-users and government entities.

        Our performance analysis systems are targeted at the research and development facilities of equipment manufacturers where they are used to develop and test new network equipment and technologies. Our systems are also used by network service providers and major enterprise end-users, such as large financial institutions, and government entities to evaluate networking equipment, compare products from multiple vendors effectively, ensure performance meets the levels claimed, confirm conformance to industry standards and assess interoperability with existing network elements.

        The service assurance market includes both network management software and test equipment hardware. Service assurance typically includes network testing, fault isolation, alarm surveillance, and monitoring the quality and level of service provided. Spirent is a leading provider of service assurance systems and has a leading position in DSL and digital leased line service assurance in the North American market.

  Products

        Products from our Communications group's Performance Analysis division can simulate entire communications networks, generating simulated voice and/or data traffic and analyzing network performance under normal and faulty conditions. They are used in applications including product development, design verification, quality assurance, production testing and network installation and maintenance. This enables customers to test and analyze their equipment or service under various operating conditions, to help ensure their functionality, quality, scalability and reliability.

        The Performance Analysis division focuses on delivering a comprehensive portfolio of products and solutions for testing next-generation network technologies including tests for technology interfaces, services, applications, scalability and usability. Examples include:

  •
  broadband access interface technologies, such as Ethernet (10/100, gigabit and 10-gigabit), Asynchronous Transfer Mode ("ATM") Optical Carrier Level 3-192 ("OC3-192") and Packet Over SONET ("POS") (OC3-192);

  •
  testing for quality of service ("QoS") for differentiated services, such as virtual private networks and virtual local area networks, and routing services such as IPv6, Internet Protocol version 4 ("IPv4"), Open Shortest Path First ("OSPF"), Border Gateway Protocol ("BGP") and Transmission Control Protocol ("TCP");

  •
  VoIP, or Internet telephony, the ability to route voice calls over the Internet;

  •
  IPv6, which provides broader address space for the next phase of the Internet;

  •
  CDMA-2000 and W-CDMA, both 3G wireless technologies;

  •
  Internet infrastructure and web applications and security testing, through the simulation of Internet traffic to stress test websites and web infrastructure devices such as firewalls; and

  •
  Global Positioning System ("GPS") and Global Navigation Satellite System ("GNSS") technologies that provide testing of position location for wireless technologies, such as CDMA-2000, GSM and W-CDMA.

        Our Service Assurance division's products include OSS software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers to introduce new services faster and to reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and mitigating against poor customer service with faster response time to problems.

  Competition

        The markets for performance analysis and service assurance systems are highly fragmented and competitive. Among the more significant competitors of our Performance Analysis division are Agilent Technologies, Inc., Anritsu Corporation, Ixia, Racal Instruments and Rohde & Schwarz GmbH, as well as the internal development of communications test equipment by network equipment manufacturers. Competitors of our Service Assurance division include Acterna Corporation, Agilent Technologies, Inc., Micromuse Inc., Telcordia Technologies Inc., Tollgrade Communications, Inc. and Visual Networks, Inc., as well as the internal development of OSS by the information technology departments of network services providers.

        We believe we compete effectively in our markets and that our key competitive advantages are: our close relationships with customers; our breadth of industry-leading products; our focus on being first-to-market; the synergies between our two divisions; and our technological expertise in next-generation networking technologies.

  Customers

        Our Performance Analysis division's customer base includes leading network equipment manufacturers, communications and network service providers and enterprise end-users worldwide. Orders typically have a short lead time.

        Equipment and chipset manufacturer customers include Alcatel, Cisco Systems, Inc., Foundry Networks, Inc., Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Nortel Networks Corporation, QUALCOMM Incorporated, Samsung Telecommunications America LLP and Siemens AG. We also sell to both the evaluation laboratories and the operations departments of service provider customers including AT&T Corp., BT Group plc, Deutsche Telekom AG, NTT Corporation, SBC Technology Resources, Inc., Sprint Communications Company and Verizon Communications Inc. End-user customers are typically large network users and web application providers with their own product evaluation labs. This category includes civilian organizations and defense agencies, including Airbus France, Bank of America Corporation, Bank One Corporation, BNP Paribas SA, eBay Inc., ESPN, Inc., Fidelity Investments, Forbes.com, Microsoft Corporation, Toyota Motor Corporation and the US Department of Defense.

        The Service Assurance division's customer base is focused on the North American service providers from whom we derive the majority of revenues in this division. We have service assurance installations in nearly every top-tier service provider in North America, including BellSouth Corporation, Qwest Communications International Inc., SBC Communications Inc., Sprint FON Group and Verizon Communications Inc. Each of these accounts represents a long-term multi-level customer relationship, with lengthy selling cycles and long-term commitments by both parties. Wireless service providers also present important market opportunities and customers include AT&T Wireless Services, Inc., Nextel Communications, Inc., Sprint PCS Group, T-Mobile USA and Verizon Wireless.

        The Communications group has made progress in international markets over the recent years particularly with its Performance Analysis systems. Our Service Assurance sales are largely all within North America, but we continue to pursue opportunities in Europe and Asia.

  Sales, Marketing and Support

        Our Performance Analysis division has a worldwide sales force operating from offices throughout North America, Europe and Asia. In 2002 we established direct sales and support offices in multiple locations in China. Where appropriate, we sell our products directly to customers, particularly in North America and some European and Asian countries. We also, however, have a strong network of international distributors.

        Our Service Assurance division maintains a direct sales force operating from offices throughout North America and Europe. In early 2003 we established a sales and support services office in Beijing to serve the important Asian region. We operate through distributors in Asia, except in China where we operate a joint venture company, Spirent DM Limited.

  Manufacturing

        Our Performance Analysis division's manufacturing operation consists primarily of materials planning and procurement, warehousing, logistics, quality control, assembly, systems integration and test. We outsource the majority of our circuit board assembly to third-party contract manufacturers. We then assemble and configure our products to customer orders at our facilities after which the completed system is functionally tested to ensure durability and reliability before shipment to the customer. Our Service Assurance division manufactures the majority of its products in a state-of-the-art facility in Gaithersburg, Maryland. We outsource the manufacture of certain high volume products to others.

        The Communications group, taken as a whole, currently has manufacturing facilities in California, New Jersey, Maryland, Canada and the United Kingdom comprising approximately 124,000 square feet.

Network Products Group

        Our Network Products group is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. Our main activity is the design and manufacture of a broad range of high-grade nylon and metal ties and accessories, clips, fasteners and custom parts for cables and wires in electrical, communications, automotive, industrial equipment, aerospace and construction applications. We produce products with value added identification and security features such as standard cable markers, application tailored labels, printed customized markers and tags, tamper-evident fixings, security seals and printed ties for clinical waste. Our heatshrink insulation, convoluted tubing, duct and cable covering products provide insulation, organization and physical protection for wires and cables. We also produce a range of products used in the installation of local area and wide area communications networks which includes structured cabling systems, patch panels, cords, outlets, jacks, fiber optic jointing organizers and splice protection systems and raceways. We are a market leader in systems for the automated application of cable fixings and identification printing and application systems.

        We believe our ability to work closely with customers to develop value added products allows us to maintain our competitive position, gain new customers and should enable us to benefit from any future recovery in our markets.

        The main improvement in turnover in 2003 over 2002 came from our European automotive sales where we have increased market penetration. Sales in Japan by our associate company were strong and our South American businesses saw a recovery in turnover and continue to be profitable.

        The automotive sector remains our most important with sales to this market accounting for 34% of the Network Products group's turnover in 2003 compared with 30% in 2002. Despite global vehicle production declining modestly year on year, the trend to replace metal parts with plastic and the increasing complexity of electronic systems within cars has resulted in more of our products being specified on new vehicle platforms than on their predecessors.

        Our range of automated systems, including "Autotools", continues to generate sales of the high volume consumables they require, such as cable ties and identification labels and markers. We now have a broad installed base of these systems at cable and wire harness manufacturers worldwide.

        Sales of our local area network connectivity products were lower in the United Kingdom in 2003 compared with 2002 reflecting the continued decline in the market but we were able to continue to increase sales in the United States. The market for our broadband products remained depressed due to continuing cuts in spending by telecommunications service providers worldwide.

        We believe our focus on customer support and service is an important aspect of our success and we have been recognized as a "Gold Supplier" for Royal Mail which we supply via an e-procurement system.

        The mission of the Network Products group is to provide innovative solutions with customer satisfaction as our first priority. We aspire, through global leadership and quality products that add value to electrical and communications networks, to be the customers' partner of choice. We aim to achieve world class operational excellence for the benefit of our customers, our employees and the interaction of our business with the environment.

  Markets

        Our Network Products group serves customers in a broad spread of industries throughout the world. We serve five principal markets: automotive; data and voice networks; commercial and public sector construction; electrical and electronic goods; and mass transit, aerospace and defense.

  Products

  •
  Fixings. Our fixing products provide fastening solutions for bundling, securing and fixing wires, cables, pipes, hoses and components. Our range of fixing products includes cable ties, clips and fasteners in a wide range of materials, designs and colors to meet a wide range of application needs, including outdoor, chemical resistant, flame resistant, high temperature, vibration proof and offshore. Our fixing products also include proprietary tools marketed under the "Autotool" name to meet varied requirements from hand-assembled cable harness production to fully-automated manufacturing systems.

  •
  Connectivity. We offer a range of products and systems for connecting and accessing copper and fiber optic cables for voice and data. The range includes the panels, outlets, enclosures and pre-terminated systems necessary to provide interconnection within a network with extensive applications in buildings. Our fiber optic management systems comprise proprietary enclosures and fiber management components for both underground and above ground applications.

  •
  Insulation, protection and organization. Our insulation and protection products provide electrical insulation and physical protection for wires and cables against mechanical damage, humidity and other environmental hazards. The group's products also include heatshrink shapes for high specification requirements for low and medium voltage applications, and convoluted tubing and spiral binding for organizing, routing and protecting wire harness assemblies. We also offer ducting systems in solid, standard, slotted and high-density slotted channel formats.

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

        Our principal competitors in our served markets are:

  •
  Fixings—Illinois Tool Works Inc. ("ITW"); Kai Suh Suh Enterprise Co., Ltd. ("KSS") of Taiwan; Panduit Corp.; A Raymond Group of France; Thomas & Betts Corporation and TRW Automotive Inc.

  •
  Connectivity—Brand-Rex, a subsidiary of Novar plc; CommScope, Inc.; Legrand; Molex Inc.; Panduit Corp.; The Siemon Company; Thomas & Betts Corporation and Tyco Electronics Corporation. There are also a number of smaller more regionally focused players competing in this market.

  •
  Insulation, protection and organization—Tyco Electronics Corporation and several other smaller players.

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

  Sales, Marketing and Support

        Sales are either made directly to end-users or through third parties such as wholesalers, expeditors or distributors. We focus marketing and sales efforts on the end-user application independent of where the eventual customer may source the products. Our sales channels depend on the nature of the products and the requirements of the customer as well as the established practices and infrastructure in the different regional markets in which the business operates.

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

Systems Group

        Our Systems group now comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. During 2003 we divested of our AIS businesses from within this group's aerospace activities for net proceeds of £3.2 million in cash.

  Power controls business

        PG Drives Technology is a leading supplier of power control systems for powered wheelchairs and mobility scooters and while we continue to experience pricing pressure in the market we have been successful in mitigating this through lower-cost designs, materials cost reductions and increased volumes. Our strategy for PG Drives Technology is to continue to develop our market leadership position in our key healthcare mobility market through our innovative design approach. We believe we have been successful in transferring our expertise to the market for small electrically powered industrial vehicles such as floor cleaning vehicles and aerial access platforms and intend to make further investments to grow this part of the business.

  Markets

        Our power controls activities serve two principal customer groups. These are manufacturers of healthcare mobility equipment and equipment manufacturers making small electrically powered industrial vehicles.

  Products

        Our innovative designs for power control devices for wheelchairs and mobility scooters offer exceptional ease-of-use, cost-effectiveness and features, making them adaptable to a wide variety of manufacturers' requirements. The continuing success of our established VSI systems for powered wheelchairs and our S-Drive systems for mobility scooters enabled us to increase customer penetration and win new business in the mobility vehicles market during 2003.

        During 2003 we also made further progress in the small industrial vehicles market, with the I-Drive and TRIO+ products being well received by customers.

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

        In the healthcare vehicle markets we consider our main competitors to be Dynamic Controls Limited and Curtis Instruments, Inc. We believe we are establishing ourselves in the industrial market, where there is competition from Curtis Instruments, Inc., Tech/Ops Sevcon, Inc. and ZAPI group S.p.a.

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

  Sales, Marketing and Support

        Our products are sold through a direct sales force. We have sales support personnel based in the United States, the United Kingdom and the Far East.

  Manufacturing

        Our devices are designed and manufactured in the United Kingdom.

  Aerospace business

        Our aerospace business is a leading developer and supplier of ground-based logistics support and MRO software systems, brand named GOLD™ and AuRa™, for the civil and military aviation markets. Our systems manage aerospace customers' logistics and MRO processes by providing maintenance work flow management, inventory control, repair order management, recording and forecasting capabilities. In 2003, sales of GOLD™, a leading contractor logistics support software system to the military market, were up compared with 2002 largely due to increased sales to leading defense manufacturers. The continued weak conditions in the civil aviation market affected sales of AuRA™, our ground-based MRO software system.

  Markets

        The market for our aerospace products comprises three major customer groups: commercial airlines; military aircraft operators (airforce, army and navy); and airframe manufacturers of rotary and fixed wing aircraft.

        Many of our products are upgrade items for in-service aircraft and, accordingly, civil airlines or military aircraft operators are typically our primary customers. Airframe manufacturers form a significant part of our maintenance software customer base. Aerospace equipment manufacturers, such as engine or avionics suppliers, frequently have considerable repair and overhaul operations and thus also form part of our maintenance software customer base.

   Products

        Our aerospace business has developed a range of integrated solutions that allow airlines and airforces to improve their operational efficiencies. Our integrated maintenance software, brand named GOLD™ and AuRA™, enables the efficient management of ground based logistics and MRO processes in both military and commercial environments.

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

  Customers

        Our MRO systems are principally sold to aircraft manufacturers and operators in both the civil and military markets. Our major customers include The Boeing Company, Continental Express, Honeywell International Inc., Lockheed Martin Corporation, Northrop Grumman Corporation and the United Kingdom Ministry of Defence.

  Sales, Marketing and Support

        Our aerospace products are sold either through a direct sales force or through distributors, depending on the geographic region and the preferences of the markets being served. We have sales support personnel based in the United States and the United Kingdom. The sales process for one of our larger aerospace systems typically takes six to twelve months from the start of discussions with a prospective customer to the placing of a contract.

  Manufacturing

        Our aerospace activities have facilities in San Diego in the United States and Yeovil in the United Kingdom. We use these facilities both for software development and manufacturing.

Organizational Structure

        Spirent plc is the ultimate parent company of our Group. We conduct our operations through various subsidiaries and trading divisions. Although this is our legal structure, this does not necessarily coincide with our organizational or management structure. The following is a list of our significant subsidiaries, trading divisions and associates as at December 31, 2003. We have not listed below other subsidiaries that are less significant.

	Country of Incorporation	Percentage held at December 31, 2003
Communications
Performance Analysis division
Spirent Communications Inc:	Delaware, United States	100
Calabasas, California, United States
Eatontown, New Jersey, United States
Honolulu, Hawaii, United States
Sunnyvale, California, United States
Spirent Communications of Ottawa Ltd	Canada	100
Spirent Communications (SW) Ltd*	England	100
Service Assurance division
Spirent Communications of Rockville, Inc.	Delaware, United States	100
Spirent Communications (Scotland) Ltd*	England	100
Spirent Communications Ltd*	England	100
Network Products
Trading divisions of Spirent plc:
HellermannTyton:
Aldridge, West Midlands, United Kingdom
Plymouth, Devon, United Kingdom
Wythenshawe, Manchester, United Kingdom
HellermannTyton (Pty) Ltd	South Africa	90
HellermannTyton S.A.	France	100
HellermannTyton AB	Sweden	100
HellermannTyton GmbH	Austria	100
HellermannTyton GmbH	Germany	100
HellermannTyton Ltda	Brazil	100
HellermannTyton Pte Ltd	Singapore	75
HellermannTyton Data Ltd*	England	100
HellermannTyton Corporation	Delaware, United States	97
Tyton Company of Japan Ltd* (Associate)	Japan	49
Systems
PG Drives Technology Ltd	England	100
PG Drives Technology Inc	Delaware, United States	100
Spirent Systems San Diego Inc	Delaware, United States	100
WPDS Software Ltd*	England	100
Financial
Spirent BV	The Netherlands	100
Spirent GmbH	Germany	100
Spirent Holdings Corporation	Delaware, United States	100

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

Properties and Facilities

        The following facilities, all of which are leased, are individually material to the business of our Group as a whole:

  •
  26750 Agoura Road, Calabasas, California, United States is a Communications group facility comprising approximately 100,000 square feet and houses a large engineering department and internal administrative departments;

  •
  15200/04 Omega Drive, Rockville, Maryland, United States is a Communications group facility comprising an aggregate of approximately 100,000 square feet, used for internal administrative services, client services and engineering and includes a number of testing laboratories for Service Assurance products; and

  •
  630 East Diamond Avenue, Gaithersburg, Maryland, United States is a manufacturing facility comprising approximately 70,000 square feet of space where certain of the Service Assurance products of the Communications group are manufactured.

Intellectual Property

        We believe that our patents and applications have value. Although the patent portfolios of our Communications and Network Products groups are important to the business of each of those groups, no single patent is in itself material to our business as a whole. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer.

Materials

        Because of the diversity of our Group, we purchase raw materials and components from a wide range of suppliers. Although we outsource certain manufacturing processes and use components from third parties, we are not dependent on any single manufacturer or supplier. Prices fluctuate for certain raw commodities used by our Network Products group, particularly Nylon 66 and PVC. Although we believe that our relationships with our suppliers for these commodity materials are relatively secure, the prices we have to pay for these raw materials may increase.

        In addition, certain suppliers of electronic components used by some of our businesses use a system to allocate sales of their products when demand exceeds supply. When an allocation system is in effect, we may not be able to purchase at an acceptable cost or quantity as many components as we require to manufacture our products.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2003 and the results of operations for the years ended December 31, 2003, 2002 and 2001. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this annual report. You should also read the description of our business included in "Item 4. Information on the Company."

        The following discussion and analysis by segment is based on the Consolidated Financial Statements of Spirent plc and its subsidiaries, together with its share of profits of its joint ventures and associates, which we refer to as the Group. These Consolidated Financial Statements are prepared in accordance with UK GAAP. A summary of the main differences between UK GAAP and US GAAP as they relate to us is set out in Note 34 of Notes to the Financial Statements.

        We evaluate performance for each reportable segment based on turnover and operating profit before goodwill amortization and exceptional items. Operating profit and return on sales are used by the Group as key measures of operating performance and are stated before the effect of goodwill amortization and exceptional items so that period on period comparisons are not distorted. Free cash flow, meaning cash flow before acquisitions, disposals, equity dividends and financing, is also a key measure of operating performance used by the Group. Headline earnings per share is considered by the Group and our investors to be a key measure of overall earnings performance. The calculation is based on reported earnings adjusted for goodwill amortization and exceptional items including tax.

        Unless otherwise stated, operating profit and return on sales are stated before goodwill amortization and exceptional items.

        We have implemented Financial Reporting Standard ("FRS") 17 "Retirement Benefits" at December 31, 2003 to bring us in line with latest UK GAAP and to move towards the adoption of International Financial Reporting Standards in 2005. Prior year amounts have been restated to reflect the change in accounting policy.

        The Group has also implemented Urgent Issues Task Force ("UITF") Abstract 38 "Accounting for ESOP Trusts" which requires that the cost of own shares, previously reported as a fixed asset investment, be shown as a deduction from shareholders' funds. A prior year adjustment has been made to reflect this change.

Overview

        Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. Our Communications group is a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market.

        Our results for the year were affected by the challenging conditions in the global telecommunications market and the generally weak market conditions worldwide with turnover of £466.2 million and operating profit of £36.0 million down 17% and 29%, respectively, compared with 2002. However, our performance in the second half of 2003 saw an increase in both turnover and operating profit over the first half reflecting a modest increase in activity levels.

        We have maintained our commitment to product development, investing £66.0 million or 14% of turnover in 2003 (2002 £77.7 million and 14%).

        Due to a strong focus on cash management we generated £68.2 million of operating cash in 2003. Net debt has been significantly reduced to £57.5 million at the year end compared with £161.8 million at the end of 2002 principally through cash generated by the businesses and the proceeds from the sale of the WAGO joint venture.

Acquisitions and Disposals

  Acquisitions

        Acquisitions and disposals are discussed in "Item 4. Information on the Company" and in Notes 32 and 33 of Notes to the Financial Statements.

        We did not make any acquisitions in 2003. In August 2002 we completed the acquisition of Caw Networks, Inc. ("Caw") for an initial cash consideration of $49 million with a provision for deferred consideration of up to $60 million dependent on certain technical and financial milestones being met. Caw has achieved a certain level of the earn-out targets. The Company has satisfied the deferred consideration due through the issue of 4.4 million new Spirent shares in 2004 and provided for a liability of £2.7 million in respect of this at December 31, 2003.

  Disposals

        On April 4, 2003 we completed the divestment of our 51% interests in WAGO, our interconnection joint venture, to the joint venture partners (the Hohorst family) for a cash consideration, net of expenses, of £58.8 million.

        On June 30, 2003 we completed the divestment of our AIS businesses from within the Systems group's aerospace activities for a net cash consideration of £3.2 million.

Recent Developments

        On February 25, 2004 it was announced that Nicholas Brookes had informed the Board of his intention to retire as Chief Executive of the Company on June 30, 2004. A formal process to find a successor is under way.

        At December 31, 2003 no amounts were drawn under our committed bank facility of £60 million and we held £37.6 million of cash. We determined that this £60 million bank facility was in excess of our business requirements. Consequently, at the end of 2003 we entered into negotiations with a small group of lending banks and agreed a £30 million, 364-day working capital facility with a six-month term-out option which became effective on February 18, 2004 to replace the £60 million facility. We have applied some of our excess cash, including the net proceeds from the disposal of AIS, to make a partial prepayment on our senior notes ("notes") to reduce the cost of borrowing going forward. The partial prepayment of $14.4 million (£8.1 million) was made on February 18, 2004 and an associated make-whole amount of $3.3 million (£1.8 million) has been incurred. This make-whole amount and the costs associated with this transaction were accrued in the 2003 financial year.

        At the Annual General Meeting of shareholders held on May 11, 2004, we stated that "Spirent's overall trading performance in the first quarter of 2004 was in line with expectations after allowing for the impact of the continuing weakness of the US dollar to sterling exchange rate. On an organic, constant currency basis Group turnover was up 9% compared with the first quarter of last year.

        "In the Communications group we have started to see some more encouraging trends in spending by our customers. The Performance Analysis division has benefited from our broad portfolio of products, particularly in next-generation broadband and wireless technologies, with quarterly order intake up appreciably over the same period last year. We have also seen some signs of a return of confidence among network service providers but as previously stated we expect the Service Assurance division's performance to lag a recovery. We continue to extend our existing capabilities in IP services and expand our product offering internationally.

        "Our Network Products group delivered a good performance in the first quarter benefiting from the introduction of new products and applications in its principal markets. As anticipated our Systems group's exports in the first quarter of 2004 have been impacted by the weakness of the US dollar.

        "The satisfactory start to 2004 we reported in our 2003 preliminary results announcement in February has continued into April. While we have seen indications of a pick up in spending by our customers, we continue to be cautious as to the extent of this recovery."

Results of Operations

        Turnover for 2003 of £466.2 million was 17% lower than 2002. Turnover for ongoing businesses of £237.0 million for the second half of 2003 improved by 6% over the first half reflecting modestly improved levels of activity in the latter part of the year.

        Operating profit before goodwill amortization and exceptional items was £36.0 million for the year, down 29% on 2002. Operating profit for ongoing businesses for the second half of 2003 improved by 31% over the first half reflecting the modest increase in activity and the effect of cost savings.

        Return on sales for the year was lower at 7.7%, 1.3 percentage points below 2002. Return on sales in the second half of 2003 showed an improvement over the first half of 2.0 percentage points.

        The Communications group contributed £240.4 million of turnover (2002 £315.4 million) and £13.8 million of operating profit (2002 £30.8 million), representing 52% (2002 56%) of Group turnover and 38% (2002 61%) of Group operating profit.

        As anticipated, the telecommunications market remained challenging throughout 2003. 2003 saw further reductions in capital spending of approximately 20% by our NEM and NSP customers. Spirent Communications' turnover was down 24% compared with 2002, but turnover for the second half of 2003 was up 5% compared with the first half due to modestly improved levels of activity. Compared with 2002, operating profit for 2003 was down 55%, however operating profit in the second half of 2003 improved by 71% over the first half. Return on sales for the Communications group for 2003 reduced to 5.7% from 9.8% in 2002.

        Our Network Products and Systems groups delivered improved performances over the prior year. Network Products reported growth in turnover of 6% and in operating profit of 11% compared with 2002. The Systems group reported growth of 8% in turnover and 32% in operating profit excluding the effect of divestments. These businesses supply a broad range of industries and therefore have provided some protection from the volatile conditions in the telecommunications market. The Network Products group contributed turnover of £174.4 million (2002 £164.7 million), representing 37% (2002 30%) of the Group's turnover and £16.7 million (2002 £15.0 million) of operating profit being 47% (2002 30%) of the Group's operating profit. The Systems group, including divestments, contributed £51.4 million (2002 £78.8 million), representing 11% of the Group's turnover (2002 14%) and £5.5 million (2002 £4.6 million) of operating profit, representing 15% (2002 9%) of the Group's operating profit.

        The weakness of the US dollar in the second half of the year has been offset to some extent by the strength of the euro throughout 2003. The effect of currency translation for 2003 compared with 2002 was to reduce turnover by £16.6 million and operating profit by £0.2 million. In relation to profit before taxation, goodwill amortization and exceptional items, currency translation resulted in an increase of £0.7 million as our interest costs are largely denominated in US dollars and a higher proportion of profits this year were denominated in euro.

        Reported profit before taxation was £0.3 million after charging exceptional items of £20.0 million compared with a loss of £1,023.4 million in 2002 after charging exceptional items of £1,013.3 million. Reported loss per share for 2003 was 0.05 pence (2002 loss 113.90 pence).

        In 2002 we took a large exceptional charge for goodwill impairment of £923.3 million which was principally in relation to the Communications group. After carrying out the appropriate valuation exercises, no further impairment charges were required in 2003.

        Spirent continued to generate cash in all its operating groups during 2003. Operating cash flow of £68.2 million was 11% down on the previous year of £76.9 million. Cash flow before acquisitions, disposals, equity dividends and financing, or free cash flow, before the cash cost of exceptional items, was higher at £62.8 million compared with £44.1 million for 2002. The second half of the year was particularly strong in cash generation terms with £39.9 million of free cash flow before exceptional items being generated.

  Turnover

        Our revenues, which we refer to as turnover, are derived from:

  •
  communications: performance analysis and service assurance solutions;

  •
  solutions for fastening, identification, protection and connectivity in electrical and communications networks;

  •
  power control systems for specialist electrical vehicles and software systems for the aviation market;

  •
  hardware systems for the aerospace market until the disposal of AIS on June 30, 2003; and

  •
  temperature, humidity, pressure and gas sensing products until the disposal of Sensing Solutions in November 2001.

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

        During the year ended December 31, 2003 turnover by source in Europe was 36% (2002 28%), of which the United Kingdom comprised 16% (2002 13%), and in North America 56% (2002 66%). This reflects the reduction in turnover in North America following the deterioration seen in our Communications group which is predominantly North American based. The proportion of turnover generated in North America is expected to remain at these levels in the near term.

        No single customer accounted for more than 10% of total turnover in any of the three years in the period ended December 31, 2003.

  Cost of sales

        Cost of sales is comprised of direct costs associated with product sales including product development and all attributable overheads. Of our three operating groups, our Communications group has historically experienced the lowest cost of sales as a percentage of turnover and has consequently earned the highest margins, however these margins have been significantly reduced during the telecommunications downturn. Our Network Products group has typically experienced more stable returns.

   Operating expenses

        Operating expenses consist of selling and distribution expenses, administration expenses and other operating income. Selling and distribution expenses consist primarily of salaries and related costs for sales and marketing personnel and promotional expenditures. Administration expenses include goodwill amortization, impairment expense and other operating exceptional items. For both categories of expenses excluding goodwill amortization and exceptional items, the principal variable is headcount.

  Income from interest in joint venture

        This represents our share of operating profit from the WAGO joint venture which was sold in April 2003, and our share of the costs of our Spirent DM Limited joint venture which was established in 2003.

  Interest receivable and similar income

        Interest receivable and similar income is comprised of interest from cash and cash equivalents.

  Interest payable

        Interest payable primarily comprises interest on loans and bank overdrafts, as well as finance charges on finance leases. Finance charges associated with debt issuances are charged to the profit and loss account over the life of the instrument and included in interest expense. An exceptional interest charge, comprising the make-whole amount on the notes and related bank fees arose in 2003.

  Other finance expense/income

        Other finance expense or income arises in connection with the application of FRS 17 "Retirement Benefits" and represents the expected return on the schemes' assets net of the charge for the increase during the period in the net present value of the schemes' liabilities because the benefits are one year closer to settlement.

Critical Accounting Policies

        The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of Spirent. To aid in that understanding, management has identified Spirent's "critical accounting policies". These policies are considered "critical" because they have the potential to have a material impact on Spirent's financial statements, and because they require judgments and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

  Goodwill and intangibles

        Goodwill arising on the acquisition of subsidiaries, and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. US GAAP requires that goodwill is reviewed at least annually for impairment.

        The deterioration in the telecommunications market in the second half of 2002 together with the significant fall in the Spirent share price resulted in a review of our businesses for impairment in that year. This review resulted in impairment losses of £923.3 million being recognized during 2002. A similar impairment loss of £724.6 million was recognized in 2001. These losses were the aggregate from the impairment reviews of each individual income generating unit and were determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restated the assets to value in use using estimated cash flows which included assumptions on future growth rates, margins, product developement spend and other expenditure in these businesses. The resulting cash flows were discounted at pre-tax discount rates of between 15% and 20%, which were considered appropriate to those businesses based on their perceived risk compared to Spirent's weighted average cost of capital.

        In addition, independent valuations were obtained for the purpose of impairment reviews in accordance with US GAAP to determine the fair value of the businesses and any necessary impairment charges. These valuations were based on management's estimates of the future cash flows of the businesses and have been considered in determining the fair values of the businesses.

        The appropriate valuation exercises were carried out in 2003 under UK and US GAAP, the result being that no further impairment charges were identified.

        The impairment reviews for UK and US GAAP have been performed using a number of assumptions which management considers most appropriate given the market conditions at that time. These assumptions underpin the cash flows upon which the calculations are performed. The discount rates applied were chosen based on the perceived risk within each business. Given the significance of the impairments identified in 2001 and 2002, varying any of these assumptions could have materially changed the impairment charges reported.

        In implementing our amortization policy various judgments and assumptions have been made in relation to the estimated useful economic lives of the goodwill and intangibles concerned and their recoverability. Using a different useful economic life could materially affect the amortization charges under UK GAAP or US GAAP.

  Stocks and debtor provisions

        Spirent makes provisions against inventories, which we refer to as stocks, in excess of 12 months' usage and for doubtful debts. Spirent's policy is to reserve against both excess and obsolete inventories. Inventory is assessed and reserved if in excess of 12 months' usage. Obsolete inventories are identified on an itemized basis. Debtors are reserved based on exposures on specific customer accounts and reserved as soon as the exposure is identified by management through the process of regular reviews. Use of a different policy in respect of inventory and debtors could result in materially different provisions being made.

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

        The Group does not enter into bill and hold transactions and revenue is only recognized when collectability is probable.

   Pensions

        We have implemented FRS 17 "Retirement Benefits" at December 31, 2003 to bring us in line with latest UK GAAP and to move towards the adoption of International Financial Reporting Standards in 2005. Prior year amounts have been restated to reflect the change in accounting policy.

        Under FRS 17, the assets of the defined benefit plans are measured at their market value at the balance sheet date and the liabilities are measured using the projected unit method. The discount rate used to measure the scheme liabilities is the current rate on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes' assets exceed or fall short of the schemes' liabilities is shown as a surplus or deficit in the balance sheet net of deferred tax.

        The regular service cost of providing retirement benefits to employees in defined benefit schemes is charged to the operating profit in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements and curtailments.

        A credit for the expected return on the schemes' assets and a charge for the increase in the period in the present value of the schemes' liabilities because the benefits are one year closer to settlement, are included in other finance income or expense in the profit and loss account. Differences arising between the actual and expected return on the schemes' assets together with changes in the actuarial assumptions are included in the statement of recognized gains and losses.

        The funding position of the defined benefit plans reported at December 31, 2003 was a deficit of £43.4 million (2002 £41.9 million) before taxation, representing a funding deficit of 31% (2002 32%).

        The various assumptions used in this valuation are detailed in Note 10 of Notes to the Financial Statements. Changing any one, or a combination of these assumptions will result in a change to the deficit reported. Varying the assumptions will also have an impact on the profit and loss account and statement of total recognized gains and losses.

  Deferred taxation

        The reduction in activity levels and the resulting deterioration in operating profits necessitated a reassessment of the carrying value of £19.0 million of deferred tax assets in 2002. These assets had previously been recognized on the acquisition of businesses, on prior years' exceptional items, and on timing differences. We continue, in 2003, not to recognize deferred tax assets, other than in relation to the pension fund deficit, as there is currently insufficient evidence to support recognition under accounting standards.

        Deferred tax assets of £18.3 million (2002 £20.1 million) arising principally on timing differences in the United States and United Kingdom have not been recognized. In addition, the Group has tax losses arising in the United States of £70.1 million (2002 £23.1 million) and in the United Kingdom of £24.8 million (2002 £10.2 million) that are available for offset against future taxable profits and which have not been recognized.

        We have not recognized these deferred tax assets based on current forecasts and estimates prepared by management. A change to these forecasts and estimates could result in recognition of some of the assets currently unrecognized. Given the significance of the assets that remain unrecognized this could materially affect the deferred tax assets reported and the resulting credit to the profit and loss or statement of unrecognized gains and losses.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

			Year ended December 31
	First half 2003	Second half 2003	2003	Restated(1)(2) 2002
	(£ millions)
Turnover
Continuing operations
Performance Analysis	71.3	77.4	148.7	184.0
Service Assurance	46.2	45.5	91.7	131.4

Communications	117.5	122.9	240.4	315.4
Network Products	85.9	88.5	174.4	164.7
Systems	25.8	25.6	51.4	78.8

	229.2	237.0	466.2	558.9

Operating profit before goodwill amortization and exceptional items
Continuing operations
Performance Analysis	0.5	3.9	4.4	10.0
Service Assurance	4.6	4.8	9.4	20.8

Communications	5.1	8.7	13.8	30.8
Network Products	8.1	8.6	16.7	15.0
Systems	2.2	3.3	5.5	4.6

	15.4	20.6	36.0	50.4

(1)
Restated for the adoption of FRS 17 "Retirement Benefits".

(2)
The results for the Communications group have been restated to reflect the transfer of our field test activities from the Performance Analysis to the Service Assurance division.

Turnover and operating profit

        Comparisons by segment are given below for ongoing operations (excluding divestments which cannot be classified as discontinued operations). Operating profit and return on sales are stated before goodwill amortization and exceptional items.

Communications

	First half 2003	Second half 2003	2003	2002 Restated	Annual change
	(£ millions)%
Turnover
Performance Analysis	71.3	77.4	148.7	184.0	(19)
Service Assurance	46.2	45.5	91.7	131.4	(30)

	117.5	122.9	240.4	315.4	(24)

Operating profit before goodwill amortization and exceptional items
Performance Analysis	0.5	3.9	4.4	10.0	(56)
Service Assurance	4.6	4.8	9.4	20.8	(55)

	5.1	8.7	13.8	30.8	(55)

Return on sales before goodwill amortization and exceptional items	(%)
Performance Analysis	0.7	5.0	3.0	5.4
Service Assurance	10.0	10.5	10.3	15.8
Communications group	4.3	7.1	5.7	9.8

        The results for the Communications group for 2002 and the first half of 2003 have been restated to reflect the transfer of our field test activities from the Performance Analysis to the Service Assurance division.

        As anticipated, the telecommunications market remained challenging throughout 2003. 2003 saw further reductions in capital spending of approximately 20% by our NEM and NSP customers. Spirent Communications' turnover was down 24% compared with 2002, but turnover for the second half of 2003 was up 5% compared with the first half due to modestly improved levels of activity. Compared with 2002, operating profit for 2003 was down 55%, however operating profit in the second half of 2003 improved by 71% over the first half. Return on sales for the group for 2003 reduced to 5.7% from 9.8% in 2002.

        Quarterly order intake in the Performance Analysis division has increased since the first half reflecting the modest improvement in activity levels and the normal seasonality of the business. Due to the lower levels of spending and change in ordering patterns by the US ILECs, the Service Assurance division's order book declined from $59.2 million (£36.8 million) at the end of 2002 to $44.4 million (£25.0 million) at the end of 2003.

  Performance Analysis

        Due to the drop in spending by NEMs and NSPs globally during 2003, turnover in this division fell 19% compared with 2002 to £148.7 million. Operating profit for 2003 was down 56% compared with 2002 at £4.4 million. However our performance in the second half of 2003 showed an improvement with turnover up 9% and operating profit up by £3.4 million due to a modest increase in activity levels in the latter part of the year. Return on sales for the second half recovered to 5.0%, but was 3.0% for the year compared with 5.4% in 2002.

        Our customer base for this division remains broadly spread and includes some of the largest NEMs and NSPs worldwide. We have benefited from the direct sales presence we established in China in 2002 and our increased sales and marketing efforts throughout the rest of Asia. In Europe, a continuing focus on the development and roll-out of DSL networks and services by customers helped sales of our broadband test equipment and we saw encouraging interest in our web applications and security testing products.

        While turnover for the year reduced overall we saw improvements in sales from our web applications and security testing activities and an increase in sales to the government sector. Growth in data traffic continues to drive the need for increased broadband access and our broadband solutions continue to represent the largest part of this division's sales. We believe we have been able to capitalize on the trend towards VoIP and have launched several new products that are aimed at this growth area. Interest in IPv6, which provides broader address space for the next phase of the Internet, was also good this year as the technology moves closer to deployment.

        In the wireless sector, we benefited from our acquisition in 2002 of W-CDMA expertise. During the year we launched a W-CDMA network emulator for testing the interoperability of mobile handsets and networks and versions of our position location test system to support GSM and W-CDMA. In the CDMA sector, we launched several products in 2003 aimed at testing the performance of mobile data services and enhanced voice services such as "push-to-talk".

  Service Assurance

        We are a leading provider of monitoring systems to the US ILECs' continuing broadband service roll-out programs. However during the year our core customers continued to reduce their overall capital spending and as a result sales were adversely affected with turnover for the division declining 30% to £91.7 million compared with £131.4 million in 2002. While we continue to be a leading supplier of monitoring systems for DSL services, systems for digital leased line services remain the largest part of our Service Assurance business, accounting for approximately half the sales in 2003. Operating profit of £9.4 million for 2003 was down 55% for the year. Return on sales for 2003 fell to 10.3% from 15.8% in 2002. In order to capitalize on potential engineering and customer synergies we have transferred our field test business into the Service Assurance division. At the end of the year actions were taken to extend our existing capabilities in the IP services sector which we believe represents an important growth opportunity.

        During 2003 we expanded our product range with test probes and OSS for next-generation DSL variants which allow higher speed broadband access for the residential and enterprise markets. A number of our existing customers have announced the introduction of next-generation IP services and we have won initial orders in this market for gigabit Ethernet, virtual local area network and IP virtual private network services. We intend to expand our capabilities and product functionality in this area in the future. We have also extended our product line through the launch of FieldOp™, an operations management solution that integrates service assurance and workforce management capabilities onto a single platform for use in the field.

Network Products

	First half 2003	Second half 2003	2003	2002 Restated	Annual change
	(£ millions)%
Turnover	85.9	88.5	174.4	164.7	6
Operating profit before goodwill amortization and exceptional items	8.1	8.6	16.7	15.0	11
Return on sales (%) before goodwill amortization and exceptional items	9.4	9.7	9.6	9.1

        The business delivered a sound performance in 2003 with turnover up 6% at £174.4 million and operating profit up 11% at £16.7 million compared with 2002. Turnover in the second half of 2003 was up 3% which is a positive indicator given that the second half of the year is usually weaker than the first. Return on sales at 9.6% in 2003 was up over the previous year.

        The main improvement in turnover in 2003 over 2002 came from our European automotive sales where we have increased market penetration.

        The automotive sector remains our most important with sales to this market accounting for 34% of turnover in 2003 compared with 30% in 2002. Despite global vehicle production declining modestly year on year, the trend to replace metal parts with plastic and the increasing complexity of electronic systems within cars has resulted in more of our products being specified on new vehicle platforms than on their predecessors.

        Our range of automated systems, including "Autotools", continues to generate sales of the high volume consumables they require, such as cable ties and identification labels and markers. We now have a broad installed base of these systems at cable and wire harness manufacturers worldwide.

        Sales of our local area network connectivity products were lower in the United Kingdom in 2003 compared with 2002 reflecting the continued decline in the market but we were able to continue to increase sales in the United States. The market for our broadband products remained depressed due to continuing cuts in spending by telecommunications service providers worldwide.

Systems

	First half 2003	Second half 2003	2003	2002 Restated	Annual change
	(£ millions)%
Turnover	21.0	25.6	46.6	43.0	8
Operating profit before goodwill amortization and exceptional items	2.5	3.3	5.8	4.4	32
Return on sales (%) before goodwill amortization and exceptional items	11.9	12.9	12.4	10.2

        Figures in the above table relate to ongoing businesses only. Divested businesses contributed £4.8 million (2002 £35.8 million) of turnover and a £0.3 million operating loss (2002 £0.2 million operating profit).

        On an ongoing business basis the Systems group saw an 8% increase in turnover to £46.6 million and a 32% increase in operating profit to £5.8 million compared with 2002. The improvement was mainly in PG Drives Technology, our power controls business. During 2003 we completed the divestment of our AIS businesses from within the Systems group's aerospace activities for net proceeds of £3.2 million in cash.

        The continuing success of our established VSI systems for powered wheelchairs and our S-Drive systems for mobility scooters enabled us to increase customer penetration and win new business in the mobility vehicles market in 2003. During 2003 we also made further progress in the small industrial vehicles market, with the I-Drive and TRIO+ products being well received by customers.

        In our aerospace business, in 2003, sales of GOLD™, a leading contractor logistics support software system to the military market, were up compared with 2002 largely due to increased sales to leading defense manufacturers. The continued weak conditions in the civil aviation market affected sales of AuRA™, our ground-based MRO software system.

   Divested operations

        In 2003 we divested of our AIS businesses from within the Systems group's aerospace activities which contributed £4.8 million of turnover and an operating loss of £0.3 million in 2003.

        We also divested the WAGO interconnection joint venture which contributed £2.9 million of income in 2003.

  Cost of sales

        Cost of sales was £279.8 million for the year ended December 31, 2003 compared with £340.8 million for the year ended December 31, 2002, a reduction of 18% and a result of reduced sales activity. Cost of sales as a percentage of turnover was slightly lower at 60% compared with 61% for 2002 however cost of sales includes an exceptional charge of £4.4 million in 2002 in respect of inventories in excess of 12 months' usage which was caused by the deterioration in the technology industry.

        Product development expenditure was £66.0 million compared with £77.7 million for the year ended December 31, 2002, a decrease of 15%. Product development expenditure represented 14% of turnover in both years. Of the total product development expenditure £57.8 million was incurred by the Communications group (2002 £66.2 million).

  Operating expenses

        Total operating expenses, which include goodwill amortization and exceptional items, were £167.6 million for the year ended December 31, 2003 compared with £1,188.7 million for the year ended December 31, 2002. Total operating expenses in 2002 were impacted by goodwill amortization and exceptional items as discussed below.

        Selling and distribution expenses were £110.0 million for the year ended December 31, 2003, compared with £124.6 million for the year ended December 31, 2002, a decrease of 12%. As a percentage of turnover selling and distributions costs were 24% compared to 22% in 2002. The absolute decrease was due to cost reduction actions taken in 2002 and in 2003, the effect of the divestments and exchange.

        Administration expenses were £58.3 million for the year ended December 31, 2003, compared with £1,064.7 million for the year ended December 31, 2002 which included £923.3 million of goodwill impairment. There is no impairment charge arising in 2003. Administration expenses for the year ended December 31, 2003 included £7.5 million of exceptional costs (2002 £37.2 million) and £9.7 million of goodwill amortization (2002 £56.1 million). Excluding exceptional items and goodwill amortization, administration costs are £41.1 million and represented 9% of turnover in 2003 compared with £48.1 million, also representing 9% of turnover, in 2002. The reduction in costs in absolute terms can be attributed to the cost reduction actions taken as well as the effect of divestments and exchange. The significant reduction in the goodwill amortization charge to £9.7 million compared with £56.1 million in 2002 is due to the goodwill impairment charge taken in 2002.

        Operating exceptional items of £7.5 million charged as administration costs include £2.3 million in respect of the renegotiation of our borrowing terms and £3.8 million for the cost reduction actions within the Communications group. We were able to sublet two of our vacant locations and an amount of £1.8 million has been released in respect of these. Further properties were vacated in 2003 that gave rise to a charge of £1.0 million, resulting in a net release of £0.8 million for lease provisions in the year. In addition, a charge of £2.2 million has been taken for tangible fixed asset write-downs connected with the vacated space.

        The cash cost of operating exceptional items was £10.9 million in 2003 (2002 £7.7 million).

   Turnover and income from interest in joint venture

        In 2003 our share of turnover from the WAGO joint venture decreased to £22.4 million (2002 £75.6 million) and our share of operating profit decreased to £2.9 million (2002 £7.4 million). The significant reduction is due to the disposal of the WAGO joint venture on April 4, 2003, as we are reporting our share of the result from the joint venture only up to the date of disposal. Our share of the Spirent DM Limited joint venture was a £0.2 million operating loss for 2003.

  Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan and 3M/ECC in the Netherlands amounted to £2.1 million for the year ended December 31, 2003 compared with £1.0 million in the year ended December 31, 2002. The improvement was due to the strong sales experienced by our Japanese associate.

  Profit/(loss) on disposal and closure of operations

        The divestment of our interests in the WAGO joint venture and of AIS from within the Systems group's aerospace activities resulted in a net profit of £3.6 million after charging £2.6 million of goodwill previously written off to reserves and now reinstated in accordance with FRS 10.

  Net interest payable and other finance (expense)/income

        Net interest payable has reduced from £12.3 million in 2002 to £9.3 million for the year to December 31, 2003. This reduction is principally a result of the reduction in net debt. A charge of £1.5 million arose in connection with the application of FRS 17 "Retirement Benefits".

  Exceptional interest expense

        An exceptional interest cost of £16.1 million has been charged in 2003. This charge comprises the make-whole amount and related bank fees of £14.3 million charged in the first half of the year, together with a make-whole amount of £1.8 million accrued in respect of the prepayment of loan notes in February 2004 and negotiated at the end of 2003.

        The cash cost of the exceptional interest expense was £13.7 million in 2003.

  Taxation

        The Group's effective tax rate for 2003 was 7.7% compared with 18.3% in 2002 being significantly reduced by a prior year adjustment of £6.0 million recognizing the utilization of losses and the release of provisions. Excluding this the effective tax rate was 27.7%.

        The exceptional tax credit of £1.7 million is in respect of the tax effect of the exceptional items in 2003. In 2002 we reported a net exceptional tax charge of £18.5 million which was principally due to the re-evaluation of the recovery of deferred tax assets under FRS 19. We continue not to recognize deferred tax assets as there is currently insufficient evidence to support recognition under accounting standards, other than in relation to the pension fund deficit in 2003.

Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001

        The previous year's presentation of segmental information has been restated to comply with current year presentation due to the implementation of FRS 17 "Retirement Benefits" and UITF 38 "Accounting for ESOP Trusts". In addition our field test activities within our Communications group have been transferred from our Performance Analysis division to our Service Assurance division.

	Year ended December 31
	Restated(1)(2) 2002	Restated(1)(2) 2001
	(£ millions)
Turnover
Continuing operations
Performance Analysis	184.0	241.4
Service Assurance	131.4	189.2

Communications	315.4	430.6
Network Products	164.7	170.4
Systems	78.8	124.0

	558.9	725.0
Discontinued operations
Sensing Solutions	—	76.8

	558.9	801.8

Operating profit before goodwill amortization and exceptional items
Continuing operations
Performance Analysis	10.0	38.6
Service Assurance	20.8	44.8

Communications	30.8	83.4
Network Products	15.0	14.9
Systems	4.6	5.4

	50.4	103.7
Discontinued operations
Sensing Solutions	—	8.1

	50.4	111.8

(1)
Restated for the adoption of FRS 17 "Retirement Benefits".

(2)
The results for the Communications group have been restated to reflect the transfer of our field test activities from the Performance Analysis to the Service Assurance division.

  Turnover and operating profit

        Comparisons by segment are given below for ongoing operations (excluding divestments which cannot be classified as discontinued operations).

Communications

	Year ended December 31
	Restated 2002	Restated 2001	Change
	(£ millions)%
Turnover
Performance Analysis	184.0	241.4	(24)
Service Assurance	131.4	189.2	(31)

Communications group	315.4	430.6	(27)

Operating profit before goodwill amortization and exceptional items
Performance Analysis	10.0	38.6	(74)
Service Assurance	20.8	44.8	(54)

Communications group	30.8	83.4	(63)

Return on sales before goodwill amortization and exceptional items	(%)
Performance Analysis	5.4	16.0
Service Assurance	15.8	23.7
Communications group	9.8	19.4

        Throughout 2002 our major customers, the NEMs and NSPs, continued to restructure their operations in response to the significantly reduced overall market. This coupled with certain regulatory issues for our customers in the United States resulted in a reduction in spending on our products, particularly in the third quarter. By taking immediate cost-saving actions in October 2002 we were able to return to profitability in our Communications group in the fourth quarter after delivering a small loss in the third quarter.

        The Communication group's turnover was £315.4 million for the year ended December 31, 2002, compared with £430.6 million for the year ended December 31, 2001, a decrease of 27%. Operating profit was £30.8 million for the year ended December 31, 2002, compared with £83.4 million for the year ended December 31, 2001, a decrease of 63%.

        Return on sales, before goodwill amortization and exceptional items, decreased to 9.8% for the year ended December 31, 2002, compared with 19.4% for the year ended December 31, 2001. Return on sales was reduced in both divisions and the most significant reduction was seen in the Performance Analysis division where return on sales dropped to 5.4% compared with 16.0% in 2001. The Service Assurance division's return on sales reduced to 15.8% compared with 23.7% in 2001.

        During the year we maintained investment in the development of our products. Product development expenditure in 2002 of £66.2 million (2001 £73.0 million) represented 21% of the Communications group turnover and was invested in key areas such as gigabit and 10-gigabit Ethernet in the access and metro networks, VoIP, IPv6, Internet infrastructure and security testing, storage area networks and 3G wireless technologies. This investment resulted in numerous new products and enhancements to existing product lines being launched during the year including the first end-to-end performance analysis and radio frequency channel emulation system for the wireless local area network ("LAN") market, a fully automated system for testing W-CDMA mobile handsets, a system for the analysis of Internet infrastructures simultaneously from the physical layer to the applications layer, and a test system for storage area networks.

        In the Performance Analysis division turnover fell in 2002 to £184.0 million from £241.4 million due to decreased spending by our major customers in the United States and Europe. The return on sales declined to 5.4% due to a combination of the drop in trading levels and the timing of the associated cost reductions in this business. Despite the overall reduction there were areas of growth, in particular our wireless test products, which increased strongly with turnover up 57% and our position location test products, which performed well.

        In the Service Assurance division turnover fell in the third quarter as our major customers, the US ILECs, reduced investment in their networks in response to financial constraints and regulatory pressures. As a result of lower volume, return on sales was affected falling to 15.8% from 23.7% in 2001. Return on sales was also affected by the product mix which included a higher hardware content (lower margin) in the second half of the year as compared with the first half which had a higher software element (higher margin). Additionally, sales of monitoring systems for digital leased line services having a lower margin, represented a higher proportion of turnover in 2002 compared with 2001, which had a predominance of DSL business.

Network Products

	Year ended December 31
	Restated 2002	Restated 2001	Change
	(£ millions)%
Turnover	164.7	170.4	(3)
Operating profit before goodwill amortization and exceptional items	15.0	14.9	1
Return on sales (%) before goodwill amortization and exceptional items	9.1	8.7

        Turnover in our Network Products group was down marginally by 3% and operating profit before goodwill amortization and exceptional items was up 1% on the prior year. In the United States, improved sales to the heavy vehicles market and growth of our LAN "Network Sciences" product line were off-set by reduced sales to the telecommunications service providers. Our European sales showed a small increase overall and in Japan sales were broadly flat. In South America the recession led by the severe economic collapse in Argentina negatively affected the group. The restructuring actions taken in 2001 to consolidate and extend customer-facing activities and reduce administrative and back office activities became fully effective in the first half of 2002 and return on sales improved to 9.1% compared to 7.3% in the second half of 2001.

        Sales to the automotive sector contributed 30% to turnover in 2002 compared with 27% in 2001. While global vehicle production was broadly flat in 2002 the trend towards increasing electronic/electrical systems content and lighter vehicles requiring increased use of plastics provided underlying market growth. As a result we were able to increase our penetration with vehicle manufacturers, their first tier suppliers and major vehicle harness manufacturers worldwide. Our sales in the United States heavy vehicles market recovered showing 23% growth after the significant market downturn in 2001.

        The market for our broadband products and structured cabling products remained very weak in the United States and the United Kingdom throughout the year due to depressed conditions in the telecommunications market and reductions in enterprise information technology spending.

Systems

	Year ended December 31
	Restated 2002	Restated 2001	Change
	(£ millions)%
Turnover	53.8	48.6	11
Operating profit before goodwill amortization and exceptional items	3.3	(0.2)	>100
Return on sales (%) before goodwill amortization and exceptional items	6.1	—

        Figures in the above table relate to ongoing businesses only. Divested businesses contributed £25.0 million of turnover (2001 £75.4 million) and £1.3 million of operating profit (2001 £5.6 million).

        On an ongoing business basis the Systems group saw an increase in revenues from £48.6 million to £53.8 million and in operating profit from a loss of £0.2 million to a profit of £3.3 million. Return on sales improved to 6.1%. These improvements were achieved through increased customer penetration, product launches (including the new airborne file server) and the successful entrance into new markets. The impact of cost reductions taken in the first half of 2002 in the aerospace business coupled with increased sales resulted in improved trading in the Systems group in the second half of 2002.

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

  Operating expenses

        Total operating expenses were £1,188.7 million for the year ended December 31, 2002 compared with £1,045.4 million for the year ended December 31, 2001, impacted by goodwill amortization and exceptional items as discussed below.

        Selling and distribution expenses were £124.6 million for the year ended December 31, 2002, compared with £156.0 million for the year ended December 31, 2001, a decrease of 20%. As a percentage of turnover, selling and distribution costs were 22% compared with 19% in 2001. The absolute decrease was due to cost reductions taken in late 2001 and in 2002 and to the effect of the divestments.

        Administration expenses were £1,064.7 million for the year ended December 31, 2002, compared with £890.6 million for the year ended December 31, 2001. Included within administration expenses are £923.3 million of goodwill impairment (2001 £724.6 million), £37.2 million of exceptional costs (2001 £20.7 million) and £56.1 million of goodwill amortization (2001 £86.6 million). Excluding exceptional items and goodwill amortization, administration costs are £48.1 million and represented 9% of turnover in 2002 compared with £58.7 million and 7% in 2001. The reduction in costs in absolute terms can be attributed to the cost reductions taken as well as the effect of divestments. The reduction in the goodwill amortization charge to £56.1 million compared with £86.6 million in 2001 is due to the goodwill impairment charge taken in 2001.

        Other operating income, consisting of non-trading income net of any specific expenses relating to that income, amounted to £0.6 million for the year ended December 31, 2002 compared with £1.2 million for the year ended December 31, 2001.

        Exceptional items of £37.2 million other than goodwill impairment and included in administrative expenses are as follows:

        Restructuring costs of £8.6 million were charged in respect of redundancy payments and other costs incurred in the restructuring of the business. Tangible fixed assets have been written down by £3.6 million relating to the down-sizing in our Communications group.

        After the reduction in workforce in the fourth quarter we relocated certain employees to make more efficient use of our facilities and this resulted in certain leased properties being vacated. Provisions of £20.2 million have been recognized in the period in relation to our continuing obligations under these leases.

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

  Profit/(loss) on disposal and closure of operations

        We continued to divest our non-core businesses and realized £37.6 million in net proceeds from the sale of our aerospace component businesses from within our Systems group to Curtiss-Wright Corporation in April 2002. Other divestments, also within our Systems group realized a further £18.0 million.

        A net loss of £48.4 million is reported in 2002 on divestments after charging £70.8 million representing goodwill written off against reserves in previous years and now reinstated in accordance with FRS 10.

  Net interest payable and other finance (expense)/income

        Net interest payable was reduced from £22.8 million in 2001 to £12.3 million in 2002, as we benefited from the reduction in interest rates, primarily on our US dollar borrowings. Benefit was also obtained from the reduction in borrowings following receipt of the proceeds from the sale of Sensing Solutions in November 2001.

        A charge of £0.3 million arises in 2002 (2001 income £0.4 million) on the application of FRS 17 "Retirement Benefits".

   Taxation

        The tax charge amounted to £26.9 million in the year ended December 31, 2002 compared with £32.4 million in the year ended December 31, 2001. The charge for 2002 includes an exceptional tax charge of £18.5 million arising principally through the re-evaluation of the recovery of deferred tax assets under FRS 19. The effective tax rates after adjusting for goodwill amortization, exceptional items and the loss on disposal of operations and the exceptional tax charge were 18.3% and 29.4%, respectively, in the years ended December 31, 2002 and 2001.

Liquidity and Capital Resources

        Our policy is to finance operations through a combination of retained earnings and external financing raised principally by the parent company. Debt is largely sourced from the syndicated bank market and the United States private placement market.

        In order to provide the Group with an increase in the level of headroom available in relation to certain of the financial covenants, amendments to the terms of our notes and syndicated bank facility were agreed in March 2003. These amendments were conditional on the divestment of our interests in the WAGO joint venture and the application of the net proceeds to partially pre-pay our notes. On completion of the divestment of WAGO in April 2003, £47.0 million of our notes were pre-paid and an associated make-whole amount of £12.5 million was paid. Following this prepayment $144.2 million of notes remained outstanding. These notes mature in 2006 ($6.4 million) and in 2009 ($137.8 million). Further details on our notes are contained in Note 28 of Notes to Financial Statements and in "Item 10. Material Contracts".

        At December 31, 2003 no amounts were drawn under our committed bank facility of £60 million and we held £37.6 million of cash. We determined that this £60 million bank facility was in excess of our business requirements. Consequently at the end of 2003 we entered into negotiations with a small group of lending banks and agreed a £30 million, 364-day working capital facility with a six-month term-out option which became effective on February 18, 2004 to replace the £60 million facility. We have applied some of our excess cash, including the net proceeds from the disposal of AIS, to make a partial prepayment on our notes to reduce the cost of borrowing going forward. The partial prepayment of $14.4 million (£8.1 million) was made on February 18, 2004 and an associated make-whole amount of $3.3 million (£1.8 million) has been incurred. This make-whole amount and the costs associated with this transaction were accrued in the 2003 financial year. Further details on the bank facility can be found in "Item 10. Material Contracts".

        In our opinion these facilities provide sufficient liquidity for our present requirements. We believe that the present requirements of our existing businesses and future investment can be met through funds generated internally, divestment of businesses and external financing we expect to be available to us.

        At December 31, 2003 net debt reduced significantly to £57.5 million from £161.8 million at the end of 2002 due to cash generation and the proceeds of divestments of non-core businesses. The weak US dollar benefited the net debt position on translation by £6.1 million.

        At December 31, 2003 Spirent was well within its existing borrowing covenants. Net interest cover was 3.7 times (covenant ratio: greater than or equal to 2.5 times) and net debt to EBITDA (Earnings before interest, taxation, depreciation, amortization and exceptional items) was 0.96 times (covenant ratio: less than or equal to 2.25 times).

        At December 31, 2003, gross borrowings amounted to £95.1 million, comprising £84.2 million of US dollar borrowings and £10.3 million of euro borrowings with the balance in a variety of other currencies.

        At December 31, 2003, we held £37.6 million of cash. Cash is held in the United Kingdom or in the United States. There are no material amounts subject to restriction on repatriation to the parent company. Dividends are remitted through to the Company as appropriate having considered the working capital needs of the individual subsidiaries. At December 31, 2003 £18.2 million is held in US dollars, £8.9 million in sterling and the balance in other currencies.

        At December 31, 2003 the Group's borrowings were composed of 57% of fixed rate debt. This excludes $72.1 million of notes which have been swapped into floating rates through the use of an interest rate swap, callable at the counterparties' option at six-monthly intervals.

        Spirent continued to generate cash in all its operating groups during 2003. Operating cash flow of £68.2 million was 11% down on the previous year of £76.9 million. Cash flow before acquisitions, disposals, equity dividends and financing, or free cash flow, before the cash cost of exceptional items, was higher at £62.8 million compared with £44.1 million for 2002. The second half of the year was particularly strong in cash generation terms with £39.9 million of free cash flow before exceptional items being generated.

        Net interest payments of £9.5 million, excluding the exceptional interest expense, were lower by £1.3 million compared to the previous year due to lower levels of debt.

        We received tax refunds net of tax charges of £8.9 million in 2003 compared with a net tax payment of £4.2 million in 2002. Most of these refunds fell into the second half of the year and were due to the carry back of prior year tax losses in the United States.

        We have substantially reduced our capital expenditure over the last two financial years and in 2003 spent a net £15.8 million compared with £25.8 million in 2002. This rate of capital spending is well below the depreciation charge of £29.3 million. We are planning to increase the rate of capital spending in 2004 to some £30.0 million largely in respect of renewing and increasing capacity in the Network Products group.

Off-Balance Sheet Arrangements

        Spirent had no off-balance sheet arrangements at December 31, 2003.

Contractual Obligations

        The following table summarizes the Group's contractual cash obligations and commitments at December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(£ millions)
Senior notes	121.5	7.8	19.1	11.4	83.2
Bank and other loans	5.7	0.7	1.5	2.6	0.9
Finance lease obligations	16.6	1.6	3.0	4.1	7.9
Operating lease obligations	56.0	10.4	17.4	11.4	16.8
UK defined benefit plans (see "Pension Fund" below)	35.0	3.5	7.0	7.0	17.5
Unfunded unapproved retirement benefit	3.7	3.7	—	—	—
Capital commitments	1.5	1.5	—	—	—

Total	240.0	29.2	48.0	36.5	126.3

Pension Fund

        The valuation of the defined benefit United Kingdom pension plans at April 1, 2003 showed a funding deficit of £50.7 million. In order to comply with the minimum funding requirements Spirent will make annual pension contributions of £3.5 million commencing on July 1, 2004 and has increased the rate of employer pension contribution from 13.4% to 16.0% of pay with effect from January 1, 2004.

        As previously discussed we have implemented in full FRS 17 "Retirement Benefits". The funding position at December 31, 2003 under FRS 17 has improved as a result of the performance of equity markets since the valuation date and the deficit has reduced to £43.4 million.

        Spirent has a contractual liability, as disclosed in our annual reports, to pay Nicholas Brookes an unfunded unapproved retirement benefit ("UURB") as agreed when he joined the Company in 1995. At December 31, 2003 the provision in respect of this UURB stood at £4.5 million. Conditionally upon him remaining in employment until June 30, 2004, Nicholas Brookes and the Company have agreed that he will commute all of his pension entitlement under the UURB in exchange for a lump sum payment of £3.7 million in cash, payable to him on July 1, 2004.

Foreign Exchange

        See "Item 11. Quantitative and Qualitative Disclosures about Market Risk" for a description of our funding and treasury policies.

        Currency exposures arise from trading transactions undertaken by subsidiaries in foreign currencies and on the translation of the operating results and net assets of our overseas subsidiaries.

        Group treasury, by means of forward foreign exchange contracts, carries out the majority of the transactional hedging activity.

        Transaction exposures of the operating results or net assets of our overseas subsidiaries are not actively hedged since these are accounting, not cash, exposures. To provide a partial hedge, we match, as far as possible, the currency of our borrowings with the currency profile of operating results and net assets.

        Details of the currencies of borrowings are set out in "Liquidity and Capital Resources" above.

        At the year end the balance sheet translation exposure was 61% hedged (2002 70%).

        During the year the pound sterling strengthened against the US dollar, the main currency to which we are exposed.

Research and Development

        With our continued commitment to innovation, investment in product development spend for 2003 was £66.0 million (2002 £77.7 million; 2001 £95.9 million) and represents 14% of turnover (2002 14%; 2001 12%).

        In 2003, our Communications group devoted 24% of its turnover to product development, which amounted to £57.8 million (2002 £66.2 million: 2001 £73.0 million). A further £4.4 million (2002 £7.9 million: 2001 £14.5 million) was invested by our Systems group and £3.8 million (2002 £3.6 million; 2001 £3.6 million) was spent by the Network Products group. Discontinued operations accounted for the remaining £4.8 million of product development in 2001.

Factors That May Affect Future Results

        We operate globally in a dynamic and rapidly changing environment that involves numerous trends, risks and uncertainties. The risks and uncertainties facing our business are discussed more fully in the section entitled "Item 3. Key Information—Risk Factors". The following section lists some of those trends that have occurred and that we expect to have an effect on our business, financial condition or results of operations.

  •
  Our operating results could be harmed if the economy, and particularly the telecommunications industry into which we sell our products fails to recover or recovers at a pace slower than anticipated.

  •
  We rely on a limited number of customers in some of our businesses, and therefore any cancellation, reduction or delay in orders from them could significantly harm our business, operating results and financial condition.

  •
  Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

  •
  We operate in rapidly changing industries and, if we do not keep up with these rapid changes, and continue significant investment in research and development, our turnover and operating results will suffer.

  •
  Fluctuations in exchange rates and heavy exposure to a weak US dollar could materially harm our operating results.

  •
  Future Spirent Stock Option Plan ("SSOP") awards will be granted as Stock Appreciation Rights ("SARs"). Under current accounting standards, the Company will recognize a non- cash charge to the Company's profit and loss account in 2004 to reflect the use of SARs. Additionally, in response to the introduction of International Financial Reporting Standards ("IFRS") in 2005, the Company will recognize a non-cash charge to reflect the use of all our share-based incentives.

Inflation

        Inflation has not had a significant impact on our results of operations during any of the periods reported.

Differences Between UK GAAP and US GAAP

        The accounting policies under which the consolidated financial statements of our group are prepared conform with accounting principles generally accepted in the United Kingdom, or UK GAAP. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of goodwill, share-based compensation, pension costs, derivative financial instruments, goodwill on businesses sold and deferred taxation. The differences are described in more detail in Note 34 of Notes to the Financial Statements included elsewhere in this annual report. The effect of these differences on profit attributable to shareholders is summarized below:

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Loss attributable to shareholders in accordance with UK GAAP	(0.5)	(1,050.7)	(764.0)

Adjustments:
Goodwill and other intangible assets	(0.7)	197.6	(70.5)
Stock-based compensation	(0.9)	0.2	18.3
Pension costs	2.2	(2.2)	0.1
Profit on disposal	(1.0)	49.4	35.8
Vacation payroll costs	—	0.5	0.4
Derivative financial instruments	(1.9)	2.1	(1.2)
Income from interest in joint venture	—	0.2	0.3
Deferred taxation on above adjustments	2.8	28.6	7.1

Total adjustments	0.5	276.4	(9.7)

Net income/(loss) in accordance with US GAAP	—	(774.3)	(773.7)

Newly Adopted Accounting Standards

  UK Standards

        We have implemented FRS 17 "Retirement Benefits" at December 31, 2003 to bring us in line with latest UK GAAP and to move towards the adoption of International Financial Reporting Standards in 2005. Prior year amounts have been restated to reflect the change in accounting policy. Under FRS 17 profit before taxation for 2003 is £0.6 million higher than it would have been under Statement of Standard Accounting Practice ("SSAP") 24. Under FRS 17 £1.5 million of the pension charge for 2003 has been classified as other finance expense. Actuarial changes are recorded in the statement of total recognized gains and losses. A pension fund liability net of deferred taxes at December 31, 2003 of £35.2 million (2002 £46.2 million) is reflected in the balance sheet.

        The Group has also implemented UITF Abstract 38 "Accounting for ESOP Trusts" which requires that the cost of own shares, previously reported as a fixed asset investment, be shown as a deduction from shareholders' funds. A prior year adjustment has been made to reflect this change.

  US Standards

        For purposes of the US GAAP reconciliations presented in Note 34 of Notes to the Financial Statements and above, the following new US accounting standards have been implemented:

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 amends FASB Statement No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143, effective January 1, 2003, did not have a material impact on the financial position or results of operations of the Group.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of the provisions of SFAS No. 146, effective for exit or disposal activities initiated after December 31, 2002, did not have a material impact on the financial position or results of operations of the Group.

Impact of Recently Issued Accounting Standards Not Yet Adopted

UK GAAP

International Financial Reporting Standards

        The Council of the European Union announced in June 2002 that listed companies would adopt International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, from January 1, 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half year ending June 30, 2005 and the year ending December 31, 2005.

        The Company is in the process of assessing the impact the conversion to IFRS will have on the Group's financial statements and on its financial processes and systems.

        It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS have only recently been revised, and it is clear that a number of accounting policies and some presentational aspects of the financial statements will continue to change. As a result it is not possible to quantify the impact at this time.

        For the Spirent Group, the main areas which the Company anticipates will be impacted by the adoption of IFRS will be the reporting and treatment of amortization and impairment of goodwill and intangible assets, share based payments, deferred taxation and financial instruments.

US GAAP

Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation No. ("FIN") 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which requires a variable interest entity ("VIE") to be consolidated by its primary beneficiary. The primary beneficiary is the party that absorbs a majority of the VIE's expected losses and/or receives a majority of the expected residual returns.

        In December 2003, the FASB revised FIN 46 ("FIN 46-(R)"), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of guidance. In anticipation of the adoption of FIN 46-(R), the Group has identified and evaluated arrangements that may be subject to its provisions to determine whether they are VIEs.

        The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs. The adoption of FIN 46-(R) is not expected to have a material impact on amounts reported under U.S. GAAP.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Date of birth	Position
John P. Weston CBE(2)(3)	8.16.51	Chairman of the Board; Non-Executive
Nicholas K. Brookes(3)	5.19.47	Chief Executive
My E. Chung	8.4.52	Executive Director; Group President, Communications
Eric G. Hutchinson	5.31.55	Finance Director
Marcus Beresford CBE(1)(2)(3)	5.15.42	Non-Executive
Frederick D'Alessio(2)(3)	1.4.49	Non-Executive
Göran Ennerfelt(3)	3.6.40	Non-Executive
Andrew F. Given(1)(2)(3)	11.14.47	Non-Executive
Richard M. Moley(2)(3)	3.10.39	Non-Executive
James A. D. Wyness(1)(2)(3)	8.27.37	Non-Executive

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

        Non-Executive Directors are appointed for an initial fixed three year term of office upon expiry of which the Board will consider renewal of appointment. In addition, directors are subject to retirement by rotation at least every three years, in accordance with Spirent's Articles of Association. Executive Directors and members of senior management do not have fixed terms of office.

        John P. Weston CBE was appointed Non-Executive Chairman of Spirent in November 2002. He is also Chairman of the Nomination Committee and a member of the Remuneration Committee. Mr. Weston was Chief Executive of BAE SYSTEMS from 1998 to 2002. During his tenure the business grew from an organization located mainly in the United Kingdom to an international group with multi-billion pound sales. He joined British Aircraft Corporation, later British Aerospace, in 1970 and by 1992 had been appointed Group Managing Director of British Aerospace Defence Businesses. Mr. Weston is also Chairman of Acra Controls, a small Dublin based company, Inbis plc, a design engineering consultancy, and Deputy Chairman of the University for Industry. Mr. Weston was awarded the CBE in 1993, is a member of the President's Committee of the CBI, Chairman of the European Group of the CBI, a lifetime Vice President of the Royal United Services Institute, a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Aeronautical Society, a Fellow of the Royal Society for Science, Arts and Commerce, a Companion of the Institute of Management and a Freeman of the City of London. He was educated at Kings School, Worcester and has an engineering degree from Trinity Hall, Cambridge. Mr. Weston's three year term of office will expire on November 7, 2005.

        Nicholas K. Brookes joined Spirent as Deputy Chief Executive in 1995 and was appointed Chief Executive in 1996. Mr. Brookes is a member of the Nomination Committee. Previously, Mr. Brookes was a Vice President of Texas Instruments Inc. and President of its Materials & Controls Group, based in the United States. He joined Texas Instruments in Spain in 1975 and in 1977 transferred to the United States and held several assignments within manufacturing, marketing and personnel. In 1980 he became Managing Director of Texas Instruments Canada and in 1986 was appointed Group Vice President responsible for Texas Instruments' operations in Europe. He is the senior independent non-executive director of De La Rue plc and with effect from July 22, 2004 will take over as non-executive Chairman of that company. In 1999 he was appointed a non-executive director of Corporacion Financiera Alba S.A. Mr. Brookes is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Brookes intends to retire as Chief Executive and as a Director of the Company at the end of June 2004.

        My E. Chung joined the Board in May 2001. He joined Spirent in July 1998 as Group President, Communications, a position he still holds. Previously, he was Division President of Telecommunications Techniques Corporation ("TTC"). Having joined TTC in 1987 as National Sales Manager, Mr. Chung later became Director of Sales and Vice President of US Sales. In 1992, he became Division President with responsibility for the Network Services Division focusing on products used in the installation and maintenance of networks at customer premises. His responsibilities included product development, marketing, manufacturing and accounting. He was involved in setting TTC's strategic direction through a number of strategic partnerships and acquisitions. Mr. Chung's earlier career was spent at Hewlett Packard, where he spent 11 years in sales and sales management. Mr. Chung was awarded a BSEE from the New Jersey Institute of Technology in 1974.

        Eric G. Hutchinson was appointed Finance Director on January 1, 2000. He joined Spirent in 1983 and was appointed Chief Accountant in 1987. In 1997, Mr. Hutchinson was appointed Head of Corporate Accounting with responsibility for all financial reporting and control within Spirent. Mr. Hutchinson was appointed a non-executive director of Trifast plc on June 21, 2004. Mr. Hutchinson gained a BA with honors from Leicester University and undertook post-graduate research in Contemporary History at Trinity College, Oxford. He is a Fellow of the Chartered Association of Certified Accountants.

        Marcus Beresford CBE was appointed to the Board in 1999. Mr. Beresford is Chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees. He was the Chief Executive of GKN plc from 2001 to 2002 and has over 30 years' managerial experience in the automotive and electronic industries. Mr. Beresford is also non-executive Chairman of Ricardo plc, a director of the Engineering Technology Board and a non-executive director of Cobham plc. He graduated with a MA Mech. Sc. from St Johns College, Cambridge and is a Fellow of the Institute of Electrical Engineers. Mr. Beresford's three year term of office will expire on May 21, 2005.

        Frederick D'Alessio was appointed to the Board in January 2004. Mr. D'Alessio is a member of the Nomination and Remuneration Committees. He has over 30 years' experience in the telecommunications industry, most recently holding the position of President of Advanced Services at Verizon Communications Inc. Since 2002 he has been a general partner and founder of Capitol Management Partners, a consultancy for early stage communications companies, and currently sits on the boards of three emerging telecommunications companies in the United States, SS8 Networks, Inc., Aware, Inc. and Hatteras Networks, Inc. Mr. D'Alessio holds an MBA from the Rutgers University, New Jersey, a MS in Engineering and a BS in Electrical Engineering both from the New Jersey Institute of Technology. Mr. D'Alessio's three year term of office will expire on January 26, 2007.

        Göran Ennerfelt was appointed to the Board in 2000 following completion by the Company of the acquisition of Hekimian Laboratories Inc. Mr. Ennerfelt is a member of the Nomination Committee. Mr. Ennerfelt became President and Chief Executive Officer of Axel Johnson AB, a member of the Axel Johnson Group (as was Hekimian Laboratories Inc. before its acquisition) in 1979 having joined the company in 1966. He is Chairman of the Swedish Federation of Trade, the Board of Trustees of SNS (Center for Business and Policy Studies) and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He is vice Chairman of the Confederation of Swedish Enterprise. He also holds Board memberships of Svenska Handelsbanken and the Swedish National Committee of the International Chamber of Commerce. Mr. Ennerfelt's three year term of office will expire on December 19, 2006.

        Andrew F. Given was appointed to the Board in October 2003 and is the current Chairman of the Audit Committee and a member of the Nomination and Remuneration Committees. He was formerly Deputy Chief Executive of Logica plc having previously served as Group Finance Director. He has substantial experience of international high technology markets and companies, particularly in telecommunications. He is also the senior independent non-executive director and Chairman of the

Audit Committees of both VT Group plc and Spectris plc. Mr. Given holds a Philosophy, Politics and Economics degree from Oxford University. Mr. Given's three year term of office will expire on October 9, 2006.

        Richard M. Moley was appointed to the Board in 2000. Mr. Moley is a member of the Remuneration and Nomination Committees. He was previously a main board director and Senior Vice President of Cisco Systems, from where he retired in 1997. He currently serves as a non-executive director of a number of high technology companies in the United States including Linear Technologies Corporation, Echelon Corporation, Calient Systems Inc. and Polaris Networks, Inc. Mr. Moley was a non-executive director of Netcom Systems, Inc. until we acquired Netcom in 1999. Mr. Moley holds a BSc in Electrical Engineering from Manchester University, a MSEE from Stanford University and a MBA from Santa Clara University. Mr. Moley's three year term of office will expire on April 1, 2006.

        James A. D. Wyness was appointed to the Board in 1979 and was appointed as the senior independent Non-Executive Director in 1999. Mr. Wyness is a member of the Audit, Remuneration and Nomination Committees and during the year retired as Chairman of the Audit Committee. Following the death of the Company's previous Chairman, Mr. Wyness was appointed as the acting Chairman between May 2002 and November 2002. Mr. Wyness was previously Managing Partner and then Senior Partner of Linklaters, our legal advisers in the United Kingdom, from which he retired in 1997. He is a non-executive director (formerly Chairman) of Saracens Limited. Mr. Wyness graduated MA LLB in law from Cambridge University and is a member of The Law Society. Mr. Wyness' three year term of office will expire on January 1, 2005.

        During the year ended December 31, 2003, Mr. Paul Cheng retired as a Non-Executive Director.

Senior Management

        We consider our senior management to be those persons who are members of our Operations Management Team. The names of these persons, their dates of birth and their positions with us, are listed in the following table:

Name	Date of birth	Position
Nicholas K. Brookes	5.19.47	Chief Executive
My E. Chung	8.4.52	Executive Director; Group President, Spirent Communications
Paul R. Eardley	9.13.60	Company Secretary and General Counsel
Eric G. Hutchinson	5.31.55	Finance Director
W. Barry Phelps	3.7.47	President, Performance Analysis—Broadband, Spirent Communications
Stephen J. Salmon	8.16.49	Group President, Network Products
James H. Schleckser	9.16.62	President, Service Assurance—Broadband, Spirent Communications
Geoffrey P. L. Zeidler	12.23.62	President, Europe, Spirent Communications

        Biographical information for Mr. Brookes, Mr. Chung and Mr. Hutchinson has been provided above, as they are also members of our Board. None of these individuals has a fixed term of office.

        Paul R. Eardley was appointed Company Secretary in 2001. He joined Spirent as Company Lawyer in 1998. He was appointed General Counsel in 2001. Prior to joining Spirent, Mr. Eardley spent five years as a partner in the law firm DLA and before that six years with the law firm Linklaters. Mr. Eardley holds a LLB with honors from the University of Manchester and is a solicitor.

        W. Barry Phelps joined Spirent in 1999, following its acquisition of Netcom Systems, Inc. He was promoted to President, Telecom Test Division (now known as Performance Analysis) in 2000, he became Executive Vice President in 2002 and then President, Performance Analysis—Broadband, Spirent Communications in April 2003. Mr. Phelps is also actively involved in corporate initiatives that enhance the development and implementation of the overall vision and strategy for Spirent Communications. Mr. Phelps has over 30 years of experience in financial and business management for high technology companies. Prior to his position as Division President, Mr. Phelps was President and Chief Executive Officer of Netcom Systems, and Chairman and Chief Executive Officer of MICOM Communications. Mr. Phelps holds a BSc in Mathematics from St. Lawrence University and an MBA from the University of Rochester, N.Y.

        Stephen J. Salmon joined the Group in 1973 as Special Projects Accountant. In 1985 he was promoted to Group Financial Controller and became a Group General Manager in 1995. In 1997 he became Group President, Cable Management (now Network Products), holding responsibility for the Network Products businesses worldwide. Having qualified as a chartered accountant at 21, Mr. Salmon joined Courtaulds in 1970, where he worked until he joined the Group.

        James H. Schleckser joined the Group in 1998, when the company he was running was acquired by Spirent. He is currently responsible for the globalization, growth and strategic direction of the Service Assurance division of Spirent Communications. Since joining he has served as a Group Vice President of Sensing Solutions and subsequently as Vice President of Business Development for Spirent Communications. He has nearly 20 years' experience in multiple industries with Rogers Corporation, The J.M. Ney Company and High Voltage Engineering and now Spirent. In those companies he held roles in engineering, sales, marketing and general management. Mr. Schleckser holds a bachelors degree in chemical engineering from the University of Delaware and a MBA from the University of Connecticut.

        Geoffrey P. L. Zeidler was appointed President, Europe for Spirent Communications in 2000. He has strategic responsibility for developing both the Performance Analysis and Service Assurance divisions' businesses in Europe. Mr. Zeidler joined us in 1997 in the newly created position of Director of Business Development. His primary responsibilities were to lead and drive forward our acquisition program and to develop further our corporate and group business strategy. Previously Mr. Zeidler was a Director of Corporate Finance at Robert Fleming & Co. leading the technology and industry specialist team. Mr. Zeidler has both a MA and a MSc in Manufacturing Engineering from Cambridge University.

The Board of Directors and Committees of the Board

        The Board comprises a Non-Executive Chairman, six further Non-Executive Directors and three Executive Directors. The roles of Chairman and Chief Executive are separate with a clear division of responsibility between them which is set out in writing and agreed by the Board.

        The Board requires that all Non-Executive Directors are independent in character and judgement and the independence of each director is reviewed at least annually. As Göran Ennerfelt has a material notifiable interest in our share capital referred to below (see "Shares Held by Directors and Senior Management"), the Board has concluded that he is not to be considered as independent of the management of the Company. James Wyness is the senior independent Non-Executive Director.

        The Non-Executive Directors below (each appointed for an initial three year term) have a wide range of skills and experience which helps to ensure that independent judgment is exercised on issues such as strategy and performance and also that a proper balance of power is maintained for full and effective control. The Non-Executive Directors (in particular the Chairman) devote sufficient time and attention as necessary in order to perform their duties. Other professional commitments of the Non-Executive Directors are provided in their biographies (see above).

        The size, balance and composition of the Board supports the Board's role, which is to determine the long term direction and strategy of the Group, monitor the achievement of business objectives, ensure that good corporate governance is practised and ensure that the Group meets its responsibilities to its shareholders, customers and other stakeholders. The Board is also responsible for ensuring that appropriate processes are in place in respect of succession planning for appointments to the Board and to senior management positions.

        It is the policy of the Board to hold at least six Board meetings a year, including a meeting to review and approve long term strategy. There were eight Board meetings in 2003. Full attendance of the Board is expected at Board meetings and in 2003 all directors attended all meetings except Marcus Beresford and Paul Cheng (who were absent for one meeting each) and Göran Ennerfelt (who was absent for two meetings). The reasons for the absences were due to either unavoidable changes in the Board meeting calendar at short notice or due to the relevant director being ill. Where the director was absent, full documentation for the meeting was issued and post meeting briefings were provided as appropriate.

        A schedule of matters specifically reserved for the Board's decision has been adopted while certain other responsibilities have been delegated to four standing committees with clearly defined terms of reference which, together with the composition of each Committee, are reviewed annually. Each Committee is provided with sufficient resources so that it may undertake its duties. Copies of the terms of reference for the Audit, Remuneration and Nomination Committees are available upon request to the Company Secretary (who is located at the Company's Registered Office) and are also available on the Company's website (www.spirent.com).

        To ensure good communication between the Board and each Committee, the Company Secretary is the appointed Secretary to all standing Board Committees.

        All directors receive appropriate training and induction upon appointment and subsequently as necessary. Non-executives enhance their understanding of the Group through regular business sector presentations, the receipt of monthly reports from the Chief Executive and site visits. The Chairman and the Executive Directors are responsible for ensuring that the Board receives accurate and clear information in a timely manner for Board meetings and on other occasions.

        The Board has established a process to evaluate the performance of the Board, its Committees and individual directors. The evaluation process includes self-assessment by the Board together with the assistance of an external adviser. Key processes include assessments of the:

  •
  relevant contribution of the Board, each Committee and each director;

  •
  effectiveness of the leadership of the Company Chairman;

  •
  effectiveness of relationships and communications with key management; and

  •
  quality of information provided to the Board to enable it to perform its duties.

        Key outputs of the process will be used to maintain areas which are working well and to address any weaknesses.

        In addition to the evaluation process, the Chairman holds regular meetings with the other Non-Executives at which Executive Directors are not present. A process has also been established where the senior independent Non-Executive Director will hold, at least annually, a meeting of the other Non-Executives at which the Chairman is not present to appraise the Chairman's performance.

        We have arranged insurance cover in respect of legal action against our directors and certain other officers. The directors also have access to the advice and services of the Company Secretary (and, if necessary, access to further independent advice, at the Company's expense), who advises the Board in respect of its procedures, directors' duties and responsibilities, corporate governance and all compliance matters. The appointment and removal of the Company Secretary is a matter reserved to the Board.

        The Acquisitions and Divestments Committee is comprised of Mr. Brookes (Chairman), Mr. Hutchinson, Mr. Chung and any two Non-Executive Directors. The Committee is primarily concerned with the evaluation and approval of acquisitions and divestments as delegated to it by the Board.

        The Audit Committee is comprised of Mr. Given (Chairman), Mr. Beresford and Mr. Wyness (Chairman until December 31, 2003). Mr. Weston and Mr. Ennerfelt retired from the Committee during 2003. Mr. Given is the Audit Committee member with recent, significant and relevant financial experience.

        During 2003, the Committee held five meetings and there was full attendance by Committee members with the exception of Marcus Beresford and Göran Ennerfelt (each of whom was absent for one meeting). At all meetings the external auditors, the Chief Executive, the Finance Director, the Head of Internal Control and the Head of Financial Reporting are in attendance. Other directors who are not members may attend at the invitation of the Committee Chairman. The Committee also meets with the external auditors in private for part of each meeting.

        The Committee reviews all published accounts and post audit findings before their presentation to the Board, focusing in particular on accounting policies, compliance, management judgment and estimates. It also monitors the Group's internal control and risk management regime (including the effectiveness of the internal audit function) and financial reporting. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

        The Audit Committee advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both audit and non-audit work. The Committee has adopted a policy which prohibits certain types of non-audit work that may be performed by the Company's auditors. Other non-audit work which may be provided by the auditor is put to tender where considered appropriate. Prior to any non-audit work being awarded to the auditors, consideration is also given to costs, quality of service and efficiency. The Audit Committee also assesses the objectivity of the auditors' services so that an independent professional relationship is maintained. Details of the auditors' remuneration for 2003 appear in Note 5 of Notes to the Financial Statements.

        The Nomination Committee is comprised of Mr. Weston (Chairman), all the other Non-Executive Directors and Mr. Brookes. During 2003, the Committee held two meetings at which there was full attendance by Committee members. It is responsible for reviewing the composition and structure of the Board and for identifying and recommending candidates for executive and non-executive positions, based on the required role and capabilities which have been specified for the appointment. Executive search consultants are used by the Committee to assist this process as appropriate.

        The Remuneration Committee is comprised of the independent Non-Executive Directors, that is Mr. Beresford (Chairman), Mr. D'Alessio, Mr. Given, Mr. Moley, Mr. Weston and Mr. Wyness. During 2003, the Committee held four meetings and there was full attendance by Committee members with the exception of Mr. Beresford and Mr. Cheng (each of whom was absent for one meeting). Other directors who are not members may attend at the invitation of the Committee Chairman.

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

United States Corporate Governance Compliance

        We have our primary listing on the London Stock Exchange. As we have a secondary listing on the New York Stock Exchange ("NYSE"), we are also subject to certain United States legislation. Following the introduction of the Sarbanes-Oxley Act 2002 in the United States, the NYSE introduced new corporate governance standards. Companies which do not have their primary listing on the NYSE (such as Spirent) are permitted to follow home country practice (i.e. the United Kingdom Listing Rules and the Combined Code on Corporate Governance, which provide the applicable corporate governance standards for companies with a primary listing on the London Stock Exchange) in lieu of NYSE's standards. Generally, NYSE's corporate governance standards do not vary significantly from those adopted in the United Kingdom, however, NYSE rules require any significant variances to be disclosed. Following a review of the NYSE corporate governance standards, the following are considered significant variances to home country practice:

  •
  NYSE rules provide that nomination committees should consist entirely of independent directors. Our Nomination Committee (which is constituted in accordance with the Combined Code) includes Nicholas Brookes and Göran Ennerfelt, neither of whom are independent; and

  •
  NYSE rules provide that nomination/corporate governance committees are responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. We, however, reserve these responsibilities for the whole Board (in accordance with the Combined Code).

        The NYSE corporate governance rules also contain requirements on the role and composition of audit committees. Companies who do not have their primary listing on the NYSE will be required to comply with the audit committee requirements by July 2005 and the Board is currently reviewing these requirements. See Items 16A, 16B and 16C also for further information relating to corporate governance matters.

Compensation of Directors and Senior Management

        Our administrative, supervisory and management personnel consists of the same group of people we refer to as our senior management.

        The aggregate compensation paid, including benefits in kind, by us and our subsidiaries to all 15 persons who were members of our Board and senior management during the year ended December 31, 2003, as a group (including Mr. Cheng who retired as a director at the end of 2003), for services in all capacities for that year, totaled £2.9 million.

        The total amounts set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the members of our Board and senior management were £0.6 million.

        The following table sets forth the total compensation for 2003 of each of our directors holding office during the year.

	Remuneration and fees	Benefits	Bonus	Total
	(£ thousands)
Executive Directors
N. Brookes	500.5	44.2	200.0	744.7
M. Chung(1)	213.9	18.7	42.7	275.3
E. Hutchinson	250.5	23.2	125.0	398.7
Non-Executive Directors
M. Beresford	37.0	—	—	37.0
P. Cheng	35.0	—	—	35.0
G. Ennerfelt	30.0	—	—	30.0
A. Given(2)	8.5	—	—	8.5
R. Moley	35.0	—	—	35.0
J. Weston	150.0	—	—	150.0
J. Wyness	37.0	—	—	37.0

(1)
Mr. Chung receives his base salary in US dollars. An average exchange rate of £1=$1.64 has been used in respect of 2003 remuneration.

(2)
Mr. Given was appointed to the Board in October 2003. The figure relates to the period from his date of appointment to the end of 2003.

Executive Directors' Remuneration Policy

        The Company's remuneration policy, which has not changed during 2003 and will apply for 2004, is to:

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

        The Remuneration Committee has developed remuneration packages which fit this policy on an integrated and total reward basis. This is achieved by providing base salary plus benefits, pension entitlements, an annual short term incentive bonus and discretionary awards under the Company's share incentive plans, the latter two elements of which are performance-related. In normal circumstances, it is the Remuneration Committee's policy that at least 50% of an executive director's target total annual remuneration package is based on performance-related elements. The Company's recent history of share price volatility and its consequent impact on the "value" of the long-term incentive component of the total remuneration package means in practice that the actual balance of performance versus non-performance elements can vary from year to year. In designing the performance-related elements of remuneration, the Remuneration Committee has followed the provisions set out in Schedule A to the Combined Code on Corporate Governance (the applicable corporate governance standard for companies such as Spirent with a primary listing on the London Stock Exchange).

        In subsequent years, the Remuneration Committee will continue to monitor and review the level and constituent elements of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any proposed changes.

Executive Directors' Base Salary and Benefits

        The level of base salary is reviewed and established annually by reference to both the performance and responsibilities of the individual and prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Remuneration Committee is mindful of and sensitive to the wider scene, especially regarding employees' pay and employment conditions elsewhere in the Group. No increase in salary was awarded to the executive directors during 2003.

        Pension and other benefits have regard to competitor practice in the home country of each executive. Benefits include a company car or car allowance, healthcare, disability and life insurance coverage.

Executive Directors' Annual Incentive Bonus Scheme

        The Remuneration Committee reviews annual incentive bonus scheme targets and performance conditions each year to incentivize the executive to meet the short-term strategic objectives of the Company.

        In respect of 2003, Mr. Brookes and Mr. Hutchinson participated in an annual scheme which, consistent with United Kingdom market practice and levels, was structured around a formula providing for an on-target performance bonus of 50% of base salary with a maximum of 100% of base salary for exceptional performance. Performance was measured against targets in the Company's headline earnings per share ("EPS") and other financial objectives (accounting for 80% of any bonus) and also against the achievement of certain personal and strategic objectives determined by the Remuneration Committee (accounting for 20% of any bonus). During the year, Mr. Brookes and Mr. Hutchinson earned annual bonuses equivalent to 40% of salary and 50% of salary, respectively.

        My Chung (who is based in the United States) also participates in a similar annual incentive bonus scheme. Consistent with United States market practice and levels, for 2003, he had a target bonus opportunity of 50% with a maximum opportunity of 200% of salary for exceptional performance. Performance was measured against profit targets for the Communications group, subject to separate threshold performance in respect of other appropriate financial measures (accounting for 90% of any bonus) and also against other personal and strategic objectives as determined by the Remuneration Committee (accounting for 10% of any bonus). During the year, Mr. Chung earned an annual bonus equivalent to 20% of salary.

Executive Directors' Pensions

        All three executive directors participate in Group pension plans as described below.

        The executives in the United Kingdom participate in the non-contributory funded senior executive level of the Spirent Group Staff Pension and Life Assurance Plan (the "Staff Plan"). This defined benefit arrangement will provide them at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to Inland Revenue limits and other statutory conditions. It also provides for dependants' pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

        The Company undertook to Nicholas Brookes, whose salary for approved pension purposes under the Staff Plan is capped by the provisions of the Finance Act 1989 (£99,000 and £97,200 for the tax years 2003/2004 and 2002/2003, respectively), that his benefit entitlements shall be as if the "cap" did not apply. As Eric Hutchinson was a member of the pension plan prior to 1989, his pension entitlements are not subject to the capping provisions of the Finance Act 1989.

        Nicholas Brookes has informed the Board that he intends to retire as Chief Executive and as a director of the Company as at the end of June 2004. The Company has a contractual liability disclosed in previous annual reports, to pay Mr. Brookes an unfunded unapproved retirement benefit ("UURB") as agreed when he joined the Company in 1995. At December 31, 2003 the provision in respect of this UURB stood at £4.5 million. Conditionally upon him remaining in employment until June 30, 2004, Mr. Brookes and the Company have agreed that he will commute all of his pension entitlement under the UURB in exchange for a lump sum of £3.7 million in cash, payable to him on July 1, 2004.

        The pensions earned by the United Kingdom executives during the year under the Staff Plan are given in Note 10 of Notes to the Financial Statements.

        My Chung participates in the Spirent International Inc Retirement and Profit Share Plan, a defined contribution plan approved under section 401(k) of the United States Internal Revenue Code (the "Code"). The Company makes matching contributions of up to 2% and is permitted to make discretionary profit sharing contributions of up to 8% of the maximum compensation permitted for these purposes under the Code. Under the IR Code, the maximum annual amount of an employee's compensation that can be taken into account in determining the employer's contribution is $200,000 in respect of 2003. The normal retirement age under this plan is 65 and, consistent with local practice, bonuses are pensionable for all participating employees in the United States, including My Chung.

Executive Directors' Medium and Long Term Incentive Plans

        The Remuneration Committee approves the grant of all options under the Executive Share Option Scheme ("ESOS") and the SSOP in which Executive Directors participate (see below). All grants are subject to prior satisfactory individual performance and grant amounts vary with the individual's potential impact on longer term business results.

        The executives are also eligible to participate in the Company's all employee share plans either in the United Kingdom or in the United States, as appropriate. Further details are provided in Note 31 of Notes to the Financial Statements.

Executive Share Option Scheme

        All ESOS grants made after May 11, 2000 to Executive Directors are subject to enhanced performance conditions on exercise which the Remuneration Committee believes represent challenging criteria that align the interests of executives to that of shareholders. The performance conditions require the Company's EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for 100% option vesting), with a sliding scale between these points. In addition, performance testing over the ten-year option term is measured from a base point fixed at the date of grant. Performance will be tested on the third anniversary of grant and, if the target conditions at that time have not yet been met in full, performance will be tested again on the fourth and fifth anniversaries of grant only, with the performance hurdle being increased in proportion to the extended period. The Remuneration Committee's current grant policy is to provide each Executive Director with the opportunity to receive options up to an annual limit of 3 times base salary, however the size of grant each year will have due regard to prevailing relevant circumstances.

        ESOS grants made before May 11, 2000 to Executive Directors are subject to a performance condition which was in line with prevailing market practice at that time. The performance condition on exercise is that over a period of three consecutive financial years, there has been an increase in the Company's EPS which is at least 6% more than the increase in the Retail Price Index over the same period. The same performance condition is tested on the third anniversary of grant and, if the performance condition has not been met at that time, at each subsequent anniversary of grant until the expiry of the option (on the tenth anniversary of grant).

Spirent Stock Option Plan

        The SSOP was approved by shareholders in May 2000 for Communications group employees (including My Chung, an Executive Director) and authority to continue granting options expired following the conclusion of the Company's Annual General Meeting in May 2004. The Company held an Extraordinary General Meeting on June 23, 2004 at which proposals were approved to renew and amend the SSOP so that future awards can be granted as Stock Appreciation Rights.

        In addition to participating in the ESOS, with due regard to the competitive recruitment and retention practices in the United States to which the Company is exposed, the Committee has concluded that My Chung should also continue to participate in the SSOP. This plan is not open to current United Kingdom Executive Directors. Options normally vest over four years, with 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis. In line with prevailing market practice and as previously approved by shareholders, no pre-exercise performance conditions attach to options granted under the original SSOP. Under the renewed and amended SSOP, however, the exercise of further grants awarded to Executive Directors and Communications group employees who are members of the Operations Management Team will be subject to the prior achievement of certain growth targets in the Company's earnings per share.

        In normal circumstances, Mr. Chung will have the opportunity to receive an annual grant of up to 4.5 times base salary under the SSOP (subject to prevailing relevant circumstances), in addition to any ESOS award. The Remuneration Committee reviews the most appropriate balance of awards between ESOS and SSOP options for Mr. Chung prior to any grant.

Long Term Share Purchase Plan ("LTSPP")

        During 2003, the Executive Directors had participated in the LTSPP, however, all remaining performance units under the LTSPP lapsed without value on December 31, 2003. The LTSPP was introduced in 1999 and only Executive Directors and members of the Operations Management Team were eligible to participate. All grants under the LTSPP were required to meet the minimum performance conditions of (i) a real (i.e. above inflation) growth in the Spirent share price of at least 5% per annum, and (ii) a total shareholder return (i.e. capital appreciation, dividends paid, plus any other issues or distributions) performance ranked above the 60th percentile against a comparator group.

        Further information on the ESOS, SSOP and LTSPP is provided in Note 31 of Notes to the Financial Statements.

        The Remuneration Committee believes that the grant structure, performance conditions and grant levels under the ESOS and SSOP represent the most appropriate medium to long-term incentive arrangements which will enable Spirent to compete for, motivate and retain the highest caliber executives which it needs to drive the business forward and increase shareholder value. In order to assist further in aligning the interests of executives and shareholders, shareholding guidelines exist which encourage Executive Directors and certain senior managers to build up a meaningful level of shareholding of up to two years' salary over a period of five years.

Executive Directors' Service Contracts

        The Remuneration Committee's policy is to offer service contracts which provide for no more than 12 months' notice from the Company in normal circumstances.

        Nicholas Brookes entered into a service contract on May 5, 1995 (which was amended on January 1, 2003) which currently has an unexpired term of 34 months and is terminable at any time by either party on 12 months' notice. However, as previously reported, Mr. Brookes intends to retire as Chief Executive and as a director of the Company at the end of June 2004. Eric Hutchinson entered into a service contract on December 13, 1999 which currently has an unexpired term of 131 months and is terminable at any time by either party on 12 months' notice. My Chung entered into a service contract on May 9, 2001 which currently has an unexpired term of 157 months and is terminable at any time by the Company on 12 months' notice and by Mr. Chung on six months' notice. All contracts contain provisions for the Company to make payment in lieu of notice and for removal of the director for poor performance or misconduct without compensation. The Company will seek to apply practical mitigation measures to any payment of compensation on termination, taking into account all relevant circumstances. Save as otherwise disclosed, there are no other benefits or compensation payable to a director upon termination of employment.

Executive Directors' External Appointments

        Spirent recognizes the mutual benefit for Executive Directors to serve as non-executives of companies in other industries outside the Group. Such appointments are subject to prior Board approval and, with effect from January 1, 2003, any related fee entitlements are for the account of the executive concerned. Mr. Brookes serves as a non-executive director of De La Rue plc and Corporacion Financiera Alba S.A. and during 2003 received annual fees arising from these appointments of £31,000 and €30,050 (approximately £20,720), respectively.

Non-executive Directors' Remuneration

        The remuneration of Non-Executive Directors is determined by the Board following a recommendation by the Chief Executive and after consultation with independent external advisers concerning competitive market practice. The Company's remuneration policy (which has not changed during 2003 and will apply for 2004) with regards to Non-Executive Directors is to pay fees which are in line with market practice. No fee increase was awarded during 2003.

        Non-Executive Directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Non-Executive Directors do not have service contracts and are normally appointed, subject to the Company's Articles of Association, for an initial three year term. Any subsequent extension to the term by the Board is not automatic and is subject to prior recommendation of the Nomination Committee.

        Further information on Non-Executive Directors' fees is provided in Note 10 of Notes to the Financial Statements.

Employees

        As of December 31, 2003, we employed 4,498 employees, including 2,768 employees in manufacturing and product development, 1,310 selling and distribution employees and 420 administrative employees. As of the same date, 1,114 of our employees were located in the United Kingdom and 2,071 were located in North America. The remainder were based in other locations in continental Europe, South America, Asia, Africa and Australasia. We are predominantly non-unionized with good labor relations and have no history of significant disputes. As at December 31, 2002 we employed 4,500 employees. As at December 31, 2001 we employed 5,443 employees.

Shares Held by Directors and Senior Management

        The following table sets forth, as of June 1, 2004, the beneficial and non-beneficial interests held in respect of the number of our shares by persons who were members of our Board of Directors and senior management. Other than Mr. Ennerfelt (see below), no director or other member of our senior management has an interest in more than 1% of our shares.

	Beneficial interests	Non-beneficial interests	Options and rights to acquire Ordinary shares	Rights under the Stock Appreciation Rights Plan
Executive Directors
N. Brookes	2,973,398	—	3,602,135	—
M. Chung(1)	75,721	—	3,127,348	42,740
E. Hutchinson	738,381	—	2,154,447	—
Non-Executive Directors
M. Beresford	65,225	—	—	—
F. D'Alessio	28,000	—	—	—
G. Ennerfelt(2)	119,000,000	—	—	—
A. Given	—	—	—	—
R. Moley	1,010,000	—	—	—
J. Weston	1,600,000	—	—	—
J. Wyness	346,037	—	—	—
Senior management as a group(1)	4,700,095	14,303	14,533,993	42,740
All directors and senior management as a group(1)	126,749,357	14,303	14,533,993	42,740

(1)
The total number of options and purchase rights shown against Mr. Chung and against senior management include provisional interests in 13,392 purchase rights and 32,118 purchase rights, respectively. These were granted at a provisional exercise price of 50 pence per Ordinary share under the terms of the Company's Employee Stock Purchase Plan. The final exercise price and number of purchase rights exercisable under this plan cannot be determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

(2)
Mr. Ennerfelt has a beneficial interest in the Company through his connected shareholding in Lexa BV, a company which is a member of the Axel Johnson Group owned by his spouse. Lexa BV is the registered holder of the above mentioned shares, which amount to 12.49% of the Company's issued share capital.

Share Schemes and Related Information

        We have five different share incentive plans under which employees currently may be granted share options, purchase rights or stock appreciation rights. There are also six additional share plans with options, performance units or rights which remain outstanding but are now closed to new grants to employees, including three plans that were assumed or adopted in connection with the acquisitions of Netcom, Zarak and Caw, respectively.

        The Company held an Extraordinary General Meeting on June 23, 2004 at which proposals were approved to renew and amend the Spirent Stock Option Plan so that future awards can be granted as Stock Appreciation Rights.

        At June 1, 2004 the following options and purchase rights over Ordinary shares had been granted and remained outstanding under our various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant, for the 3:1 share split in 2000 and for the rights issues effected in 1993 and 2000:

Option Scheme	Option/purchase right exercise dates	Exercise price per share (pence)	Number of outstanding options/ purchase rights (millions)
Discretionary Schemes:
1985 Executive Share Option Scheme	04.27.98–04.26.05	108	0.1
1995 Executive Share Option Scheme	04.29.99–03.24.13	16–598	21.8
International Executive Share Option Scheme	04.11.98–04.10.05	104	0.1
Spirent Stock Option Plan(1)	05.11.01–05.05.11	6–617	62.2
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99–07.19.09	15–151	10.9
Zarak Amended and Restated Stock Option Plan	11.14.00–11.12.10	127–572	0.7
Caw Amended and Restated Stock Plan(2)	08.15.02–06.25.12	15–20(2)	0.5
All Employee Share Save Schemes:
United Kingdom Savings Related Share Option Scheme(3)	01.01.03–05.31.11	38–583	6.4
United States Employee Stock Purchase Plan(4)	01.01.05	50	3.0
Global All Employee Share Purchase Plan(4)	01.01.05	50	0.3

Total			106.0

(1)
A grant of options awarded in December 2003 under the SSOP is partially covered by 6.1 million Ordinary shares currently held in the Employee Share Ownership Trust. These shares were originally purchased in the market to cover awards made under the Company's Long Term Share Purchase Plan and the Stock Appreciation Rights Plan but the awards relating to the shares lapsed before exercise. Although the 6.1 million Ordinary shares are included above in the number of options outstanding, market-purchased shares held for the purpose of satisfying Spirent Stock Option Plan awards do not count towards the Company's overall dilution calculations.

  During 2003, the Company undertook an Option Exchange Program, which reduced the number of SSOP options outstanding (see Note 31 of Notes to the Financial Statements for further information).

(2)
Exercise prices per share for options under the Caw Amended and Restated Stock Plan are denominated in US dollars and are expressed as US cents in the above table.

(3)
We have established an employee share ownership trust to honor the contractual commitment to deliver our shares against the valid exercise of outstanding options under the Scheme. Spirent QUEST Limited, a wholly-owned subsidiary, acts as sole trustee to this employee share ownership trust. As at June 1, 2004 the trustee held 3.5 million Ordinary shares.

(4)
The exercise price and number of purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (usually 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of an Ordinary share, less the applicable 15% discount, as at the date of grant.

        We also operated the Stock Appreciation Rights Plan and the Long Term Share Purchase Plan during 2003, both of which have utilized shares purchased in the market and have not involved the issue of new shares. No awards were made under either plan in 2003. Following a review of the Long Term Share Purchase Plan's performance conditions in 2003, it was determined that the initial performance conditions for the remaining performance units under the Plan had not been met and therefore, all remaining performance units lapsed unexercised on December 31, 2003. As at June 1, 2004 the following rights were outstanding under the Stock Appreciation Rights Plan:

Rights exercise dates	Rights price (pence)	Number of rights outstanding (millions)
9.10.00–06.29.10	182–416	2.9

        At June 1, 2004 the Employee Share Ownership Trust held 10.9 million Ordinary shares to satisfy awards under our various share based incentive schemes. Further information on our share incentive plans are provided in Note 31 of Notes to the Financial Statements.

        The following tables provide further summary information in respect of options and other rights to purchase our Ordinary shares for each of our directors as at June 1, 2004. Other than as set forth below, none of our directors holds any options or other rights to purchase our shares. Each option or right was granted without monetary consideration. Information relating to ownership of share options or other rights by employees, other than executive directors, is not required to be, and has not been, disclosed by us in the United Kingdom. Our directors and senior management as a group held options and rights to purchase 14.5 million shares as of June 1, 2004.

Options to Acquire Shares—Directors

	Plan type(1)		Options over /rights to acquire Ordinary shares	Date of grant	Exercise price (pence)	Date first exercisable	Expiry date
N. Brookes	ESOS		221,068	09.30.96	136	09.30.99	09.29.06
	ESOS		30,410	04.23.97	118	04.23.00	04.22.07
	ESOS		43,922	04.27.98	152	04.27.01	04.26.08
	ESOS		149,590	05.11.00	334	05.11.03	05.10.10
	ESOS		205,000	04.09.01	305	04.09.04	04.08.11
	SRSOS		18,145	10.05.01	93	12.01.06	05.03.07
	ESOS		468,000	04.02.02	134	04.02.05	04.01.12
	ESOS		774,000	05.02.02	113	05.02.05	05.01.12
	ESOS		1,692,000	03.25.03	16	03.25.06	03.24.13
M. Chung	ESOS		93,482	07.16.98	163	07.16.01	07.15.08
	ESOS		112,734	04.01.99	133	04.01.02	03.31.09
	SSOP		341,921	05.11.00	334	05.11.01	05.10.07
	ESOS		65,819	05.11.00	334	05.11.03	05.10.10
	SARP		42,740	05.12.00	335	05.12.01	05.11.10
	SSOP		250,000	12.08.00	613	12.08.01	12.07.07
	SSOP		195,000	04.09.01	305	04.09.02	04.08.08
	ESOS		80,000	04.09.01	305	04.09.04	04.08.11
	SSOP		750,000	04.02.02	134	04.02.03	04.01.09
	ESPP	(2)	13,392	01.01.04	50	01.01.05	01.01.05
	ESOS		225,000	03.25.03	16	03.25.06	03.24.13
	SSOP		1,000,000	03.25.03	16	03.25.04	03.24.10

E. Hutchinson	ESOS	17,652	04.27.95	108	04.27.98	04.26.05
	ESOS	42,928	04.29.96	140	04.29.99	04.28.06
	ESOS	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	55,562	05.11.00	334	05.11.03	05.10.10
	ESOS	105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,128,000	03.25.03	16	03.25.06	03.24.13
	SRSOS	24,721	09.26.03	38	12.01.10	05.31.11

(1)
Key to plan type:

  ESOS—Executive Share Option Scheme: options held under these schemes include enhanced performance conditions which are usually required to be satisfied prior to the exercise of any option.

  ESPP—Employee Stock Purchase Plan: a savings-related all-employee share plan offered to employees in the United States on a similar basis to the SRSOS in the United Kingdom. The key difference being that the number of shares subject to the Plan cannot be determined at the outset.

  SARP—Stock Appreciation Rights Plan: this discretionary plan was introduced on an interim basis to replace a similar pre-existing plan for certain employees within the Communications group.

  SRSOS—Savings Related Share Option Scheme: options held under this scheme, which is open to all eligible employees in the United Kingdom, including executive directors.

  SSOP—Spirent Stock Option Plan: this is a discretionary plan operated primarily for the benefit of selected employees within the Communications group.

  Further Information on Spirent's share incentive plans can be found in Note 31 of the Notes to the Financial Statements.

(2)
The exercise price and number of purchase rights exercisable under this plan cannot be ultimately determined until the maturity of the offering period. The number of purchase rights and exercise price as stated are based on the market price of an Ordinary share as at the date of grant less an applicable 15% discount, in accordance with the rules of the plan.

Rights under the Stock Appreciation Rights Plan—Directors

	Number of rights	Rights price (pence)	Date of grant	Date first exercisable	Expiry date
N. Brookes	—	—	—	—	—
E. Hutchinson	—	—	—	—	—
M. Chung	42,740	335	5.15.00	5.15.01	5.14.10

Total Rights held by Directors:	42,740

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The table below sets forth certain information regarding notifiable interests in our shares as of June 1, 2004 (being the last practicable date prior to the publication of this report) for each person notified to us who owns more than 3% of our shares.

Name of substantial shareholder	Number of shares held	Percentage held
	(millions)%
Lexa BV	119.0	12.49
Barclays plc	106.0	11.12
Legal & General plc	30.5	3.20

        To our knowledge, as of June 1, 2004, no other shareholder held more than 3% of our issued shares.

        The acquisitions made during 2000 were each funded in part through the issue of new Ordinary shares, which resulted in the dilution of the relative holdings of shareholders existing prior to these transactions and Lexa BV as a new significant shareholder. In addition, the ongoing exercise of stock options and purchase rights under various employee stock plans and the allotment of 4.3 million Ordinary shares in March 2004 as deferred consideration for the acquisition of Caw Networks, Inc further diluted the relative holding of significant shareholders.

        At March 12, 2003 Lexa BV was our largest shareholder with 13.89% of our issued share capital and FMR Corporation and Fidelity International Ltd, Prudential plc, Morgan Stanley Securities Ltd and Legal & General plc were our second, third and fourth largest shareholders, holding 8.69%, 4.96%, 3.77 and 3.01% of our issued share capital respectively. At February 20, 2002, Lexa BV was our largest shareholder with 11.61% of our issued share capital and Prudential plc, Halifax plc and Legal & General plc were our second, third and fourth largest shareholders, holding 4.93%, 3.59%, and 3.01% of our issued share capital respectively. At February 28, 2001, Lexa BV was our largest shareholder with 11.7% of our issued share capital, and Prudential plc was our second largest shareholder with 5.03% of our issued share capital. At March 2, 2000, Prudential was our largest shareholder, holding 10.96% of our issued share capital, and Halifax was our second largest shareholder, with 4.94% of our issued share capital.

        Under Sections 198–201 of the Companies Act 1985 shareholders have a duty to give notice to a company when their beneficially held interest first reaches 3% of the issued share capital, when it falls below that level and when the beneficially held interest changes by at least one percentage point. If a shareholder holds beneficial and non-beneficial interests of 10% or more of the issued share capital, he must notify the company when the aggregate holding falls below that level and when aggregate holdings change by at least one percentage point. Once a shareholder has beneficial and non-beneficial interests representing less than 10% of the issued capital, only the beneficially held element of the shareholding needs be disclosed. As a result of these differing reporting and notification requirements, the figures given in the paragraph above may show a volatility in the holdings of our larger investors.

        The shareholders listed in the above table do not have voting rights different from those of our other shareholders.

        As at June 1, 2004, 6,273,986 of our Ordinary shares were held by shareholders who had an address in the United States on the share register. There were 255 record holders of our Ordinary shares in the United States. As at June 1, 2004, 14,888,684 Ordinary shares represented by ADSs were held in the United States, of which 14,865,960 are registered to the Depository Trust Company. As the share register does not hold records of trusts or complete details of nominees holdings, it is possible that there are greater numbers of beneficial shareholdings held by residents in the United States. We believe approximately 8.5% of our Ordinary issued share capital is held by investors in the United States either directly, through the ADS facility or through nominee accounts.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or other corporations, by any foreign government or by any other natural or legal person or persons severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of our control.

Related Party Transactions

        Except for the disposal of our interests in the WAGO joint venture (as further described in "Liquidity and Capital Resources" in Item 5 above and in "Material Contracts" in Item 10 below), we have not engaged in any related party transactions since January 1, 2003, other than any such transactions between us and our subsidiaries or among our subsidiaries.

ITEM 8.    FINANCIAL INFORMATION

Historical Financial Information

        Our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are set out elsewhere in this annual report.

        Earnings and dividends per share for prior periods have been restated to reflect the 3:1 share split approved by our shareholders on May 11, 2000.

Significant Changes

        Other than as described in "Recent Developments" in Item 5 above no significant change has occurred to our financial position since December 31, 2003, the date of the most recent financial statements included in this annual report.

Dividend Policy

        Under English law, payment of dividends is subject to the Companies Act, which requires that all dividends be approved by our board of directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and UK GAAP, which differ in some respects from US GAAP. If we declare dividends, holders of our ADSs will be entitled to receive payments in US dollars in respect of dividends on the underlying Ordinary shares in accordance with the deposit agreement.

        No dividend will be paid in respect of the year ended December 31, 2003. This compares to an interim dividend paid of 1.35 pence and no final dividend in respect of the year ended December 31, 2002. Future dividend policy will be kept under review by the Board and will depend on the trading outlook and the availability of cash and distributable reserves. Our borrowing terms prohibit us from paying a dividend until certain financial requirements are satisfied (see "Liquidity and Capital Resources" in Item 5 above).

ITEM 9.    THE OFFER AND LISTING

        Our ADSs are listed on the New York Stock Exchange under the symbol SPM. Each ADS represents four Ordinary shares. ADSs are evidenced by American Depositary Receipts ("ADRs"). Our Ordinary shares have a nominal value of 3 1/3 pence each.

        Our shares are listed on the United Kingdom Listing Authority's Official List and traded on the London Stock Exchange. Until May 15, 2000, our shares traded on the London Stock Exchange under the ticker symbol BWTH and, since May 15, 2000, they have traded under the ticker symbol SPT. We established a "sponsored" ADR facility in 1999 to facilitate over-the-counter trading in our shares by investors in the United States, but there was no regular public market for our shares in the United States. In order to list our ADSs on the New York Stock Exchange, we filed a registration statement on Form 20-F in June 2001 and became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. See "Item 10 Additional Information—Documents on Display".

        The following table shows, for the periods indicated, the high and low closing price of a Spirent share as reported in the Daily Official List of the United Kingdom Listing Authority, as adjusted for the 3:1 share split which took effect in May 2000 and the bonus element of the 5:24 rights issue completed in December 2000 and the high and low closing price of our ADSs on the New York Stock Exchange since we listed on July 10, 2001.

	Spirent Shares			Spirent ADSs
	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(£)		No. of shares (millions)	(US$)		No. of ADSs (000's)
Most recent six months
May 2004	0.67	0.57	9.9	4.75	3.98	8.5
April 2004	0.80	0.68	9.2	5.83	4.72	11.6
March 2004	0.90	0.71	8.0	6.70	5.16	17.5
February 2004	0.89	0.77	12.9	6.65	5.65	22.3
January 2004	0.85	0.58	16.4	5.94	4.04	29.8
December 2003	0.70	0.55	7.7	4.80	3.75	11.4
Two most recent full financial years and subsequent period
2004
Second quarter (through June 1, 2004)	0.80	0.57	9.4	5.83	3.98	9.9
First quarter	0.90	0.58	12.3	6.70	4.04	23.0
2003
Fourth Quarter	0.73	0.52	8.7	4.75	3.54	10.4
Third Quarter	0.61	0.24	16.0	4.20	1.70	17.4
Second Quarter	0.38	0.15	8.2	2.68	1.00	22.9
First Quarter	0.23	0.10	11.7	1.44	0.75	14.4
2002
Fourth Quarter	0.37	0.06	18.0	2.25	0.60	23.6
Third Quarter	0.87	0.36	6.4	5.55	2.35	1.0
Second Quarter	1.34	0.83	6.3	7.99	5.15	3.0
First Quarter	1.92	1.26	5.6	11.00	7.30	1.3
Five most recent full financial years
2003	0.73	0.10	11.2	4.75	0.75	16.3
2002	1.92	0.06	9.1	11.00	0.60	7.2
2001	6.10	0.72	7.7	11.50	4.50	5.3
2000	6.88	2.78	3.1	NA	NA	NA
1999	3.35	1.06	2.4	NA	NA	NA

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Our registration statement on Form 20-F which we filed with the Securities and Exchange Commission ("SEC") on June 27, 2001, contains a full description of our Memorandum and Articles of Association under "Item 10. Additional Information," which is incorporated herein by reference.

Material Contracts

        Following is a summary of the contracts entered into by any member of our group during the last two years which are material to our group as a whole:

  •
  Revolving Credit Facility, dated February 4, 2004, for a committed loan facility of £30 million between Spirent plc arranged by CommerzBank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc. This facility replaced the £60 million June 1999 credit facility and reduced the size of the bank syndicate for our committed facility to a group of six banks. In addition, the current interest rate margin under this £30 million facility has been reduced to 1.30% per annum and this is reviewed upon the delivery of quarterly compliance certificates by us. Other than these changes, the material terms of the current facility are substantially similar in all material respects to the terms of the 1999 facility, as amended. Similar to the 1999 facility, compliance with certain of the financial covenant ratios continue to be tested quarterly and we continue to be subject to certain restrictions, among others, on incurring further debt, providing further security and acquisitions and disposals until the expiry of the facility, subject to certain extension options, on February 4, 2005.

  •
  Amendment and Consent Agreement, dated December 31, 2003 relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, under which certain amendments to the terms of our senior unsecured notes were made including a reduction to the amount of the committed external financing the noteholders require us to have in place from £60 million to £30 million. In connection with the Amendment and Consent, a pre-payment of $14.4 million was made following which $5.7 million remains outstanding with a maturity of November 23, 2006 and $124.1 million with a maturity of November 23, 2009. The applicable interest rate on the outstanding notes remains a weighted average of 9.45% per annum which will decrease if certain financial requirements are satisfied. Until these financial requirements are met (which cannot occur prior to June 30, 2004) we will continue to be restricted, among other things from paying dividends and be required to obtain the noteholders' consent for acquisitions and divestments, subject to limited exceptions. We will also be required to obtain the approval of the noteholders for the divestment of certain significant subsidiaries for the remaining term of the notes.

  •
  Supplemental Agreement dated March 11, 2003 between Spirent and HSBC Investment Bank plc ("HSBC") (as agent) relating to the credit facility agreement dated June 14, 1999 (as amended by a supplemental agreement dated July 15, 1999, a syndication agreement dated August 16, 1999, two further supplemental agreements each dated November 15, 2000 and a supplemental agreement dated March 6, 2002) whereby an amount was repaid under the multi-currency revolving credit facility and the facility reduced to £75 million. Pursuant to the terms of this agreement, as amended, the facility was automatically further reduced to £60 million as of December 31, 2003, and, based on certain quarterly reporting criteria, the interest rate margin was decreased to 1.60% per annum, before this facility was completely terminated and replaced by the above-referenced February 2004 revolving credit facility.

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

  •
  Stock purchase agreement dated October 16, 2001 between Caw Networks, Inc. ("Caw") and Spirent Holdings Corporation ("SHC"), under which SHC acquired an approximate 15% interest in Caw for cash consideration of $9.1 million, including expenses. By a merger agreement dated July 21, 2002 between the shareholders in Caw and SHC, SHC acquired the remaining approximate 85% interest in Caw for an initial consideration of $49 million comprising approximately $45 million of cash and $4 million of Spirent shares issued in connection with outstanding options in Caw. Based on certain revenue and other performance criteria met by the Caw business during the 2003 financial year, pursuant to the terms of the merger agreement, deferred consideration was paid to the sellers in the form 4.3 million of our Ordinary shares on March 31, 2004. The closing price for a Spirent Ordinary share on March 31, 2004 was 75.5 pence. The stock purchase agreement and the merger agreement contain warranties and indemnities in favour of SHC in relation to Caw.

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

Exchange Controls

        There are currently no United Kingdom foreign exchange control restrictions on the conduct of our operations or the remittance of dividends. Any dividends we pay to holders of the shares or ADSs may be subject to United Kingdom or other taxation. See "Taxation" below, for a more detailed discussion of the tax consequences of investing in the shares or ADSs. There are no restrictions under our Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign holders to hold or vote our shares.

Taxation

        The following discussion summarizes the material US federal income tax and United Kingdom tax consequences of the acquisition, ownership and disposition of our Ordinary shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of Ordinary shares or ADSs and the dividends on them and you are:

  •
  an individual citizen or resident of the United States;

  •
  a corporation organized under the laws of the United States or any state thereof or the District of Columbia; or

  •
  otherwise subject to United States federal income tax on a net income basis in respect of the Ordinary shares or ADSs.

        This summary applies only to holders who will hold our Ordinary shares or ADSs as capital assets. This summary is based:

  •
  upon current United Kingdom tax law and United States tax law, and United Kingdom Inland Revenue and United States Internal Revenue Service ("IRS") practice;

  •
  upon the United Kingdom-United States Income Tax Convention (the "Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes (the "Estate Tax Treaty") as in effect on the date of this annual report; and

  •
  in part upon representations of The Bank of New York, as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to United States expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors that use a mark-to-market accounting method, holders who hold ADSs or Ordinary shares as part of hedging, straddling, or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for United States tax purposes is not the US dollar. In addition (and without limitation), the following summary of United Kingdom tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, ordinarily resident in the United Kingdom for United Kingdom tax purposes;

  •
  your holding of ADSs or Ordinary shares is attributable to a branch, agency or permanent establishment in the United Kingdom; or

  •
  you are a corporation and own at least 10% of the voting stock of the Company from which you receive dividends.

        You should consult your own tax advisers as to the particular tax consequence to you under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary shares. For US federal income tax purposes, holders of ADSs will be treated as owners of the underlying Ordinary shares attributable thereto and the discussion of US federal income tax consequences to holders of ADSs applies as well to holders of Ordinary shares except as otherwise indicated.

  United Kingdom Tax Consequences

        The following discussion of material United Kingdom tax consequences is the opinion of Linklaters, our United Kingdom tax counsel.

  Taxation of dividends and distributions

        Under current United Kingdom taxation legislation, no tax will be withheld from cash dividend payments by us.

        United States holders of Ordinary Shares or ADSs will not be entitled to receive any payment from the United Kingdom Inland Revenue in respect of any tax credit on dividends paid by us.

  Taxation of capital gains

        Subject to the provisions set out in the next paragraph in relation to temporary non-residents, as a United States holder that is not resident or ordinarily resident in the United Kingdom, you will not ordinarily be liable for United Kingdom tax on capital gains realized on the sale or other disposal of Ordinary shares or ADSs, unless at the time of disposal, if you are a corporate holder, you carry on a trade in the United Kingdom through a United Kingdom permanent establishment or, if you are an individual, you carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency and such Ordinary shares or ADSs are or have been used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through such permanent establishment, branch or agency, in which case you may, depending on the circumstances, be liable to United Kingdom tax on a gain realized on disposal of your ADSs or Ordinary shares.

        A holder of Ordinary shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom but who again becomes resident or ordinarily resident in the United Kingdom within a period of, broadly, less than five years and who disposes of Ordinary shares or ADSs during that period may also be subject to United Kingdom tax on capital gains (subject to any available exemption or relief), notwithstanding that he is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

  United Kingdom inheritance tax

        The Ordinary shares and ADSs are assets situated in the United Kingdom for the purposes of United Kingdom inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to United Kingdom inheritance tax even if the holder is neither domiciled in the United Kingdom nor deemed to be domiciled there under special rules relating to long residence or previous domicile. For United Kingdom inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements holding Ordinary shares or ADSs, bringing them within the charge to inheritance tax.

        An Ordinary share or ADS held by an individual whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty, and who is not a national of the United Kingdom for the purposes of that treaty generally, will not be subject to United Kingdom inheritance tax on the individual's death or on a gift of the Ordinary share or ADS during the individual's lifetime provided that any applicable US federal gift or estate tax liability is paid except where the Ordinary share or ADS:

  (a)
  is part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom; or

  (b)
  pertains to a fixed base in the United Kingdom of the individual used for the performance of independent personal services.

        In the exceptional case where the Ordinary shares or ADSs are subject to both United Kingdom inheritance tax and United States federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against federal income tax in the United States or for federal tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in the Estate Tax Treaty.

  United Kingdom stamp duty and Stamp Duty Reserve Tax ("SDRT")

        United Kingdom stamp duty (rounded up to the nearest £5) or SDRT will (subject to specific exceptions) be payable at the higher rate of 1.5% of the amount or value of the consideration or, in the case of an issue, price of the Ordinary shares when issued or, in some circumstances, the value of shares in registered form on a transfer or issue:

  (a)
  to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services; or

  (b)
  to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts.

        This would include transfers and issues of Ordinary shares in registered form to the Custodian for deposit under the ADR deposit agreement. No SDRT will be payable if stamp duty equal to the SDRT liability is paid. In circumstances where stamp duty is not payable on the transfer of Ordinary shares in registered form to the Custodian at the rate of 1.5%, such as where there is no chargeable instrument, SDRT will be payable to bring the charge up to 1.5% in total. In accordance with the terms of the ADR deposit agreement, any tax or duty payable by the Custodian on any such transfers of Ordinary shares in registered form will be charged by the Custodian to the party to whom ADRs are delivered against such transfers.

        Clearance services may opt, with the United Kingdom Inland Revenue's approval, under certain conditions for the normal rate of stamp duty and SDRT (0.5%) to apply to a transfer of shares into, and to transactions within, the service instead of (i) the higher rate applying to a transfer of shares into the clearance service and (ii) the exemption for dealings in the Ordinary shares while in the system.

        No United Kingdom stamp duty will be payable on the acquisition of any ADS or on any subsequent transfer of an ADS, provided that the transfer and any subsequent instrument of transfer remain at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT.

        Subject to some exceptions, a conveyance or transfer on sale of Ordinary shares in registered form will attract ad valorem United Kingdom stamp duty at the rate of 0.5% (rounded up to the nearest £5) of the dutiable amount, usually the amount or value of the consideration for the transfer. Generally, ad valorem stamp duty applies neither to gifts nor on a transfer from a nominee to the beneficial owner, although in cases of transfers where no ad valorem stamp duty arises, a fixed United Kingdom stamp duty of £5 may be payable. SDRT at a rate of 0.5% of the amount or value of the consideration for the transfer will normally be payable on an agreement to transfer Ordinary shares. If, within six years of the date on which such agreement was made (or, if such agreement was conditional, the date on which the condition is satisfied), an instrument transferring the Ordinary shares is executed and stamped, any SDRT paid may be repaid or, if it has not been paid, the liability to pay such tax, but not necessarily interest and penalties, would be canceled. Stamp duty and SDRT are chargeable whether the agreement is made or effected in the United Kingdom or elsewhere and whether or not any party is resident or situated in any part of the United Kingdom.

  United States Federal Income Tax Consequences

        The following discussion of material United States federal income tax consequences is the opinion of Debevoise & Plimpton, our United States tax counsel.

  Taxation of dividends

        The gross amount of a distribution paid on an Ordinary share or ADS will be a dividend for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the United States federal income tax law.

        Recently enacted legislation reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Unless we are classified as a passive foreign investment company (see below), dividends paid with respect to our ADSs will qualify for the 15% maximum rate (assuming the holding period requirements are met). We believe that dividends paid to direct holders of our Ordinary shares will likewise qualify for the 15% maximum rate, but no assurance in this regard can be given until the United States Treasury Department issues further guidance. Special rules apply for purposes of determining a recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each United States holder who is an individual to consult his or her own tax adviser regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

        The amount of any distribution will equal the fair market value in US dollars of the pounds sterling or other property received on the date received by you in the case of Ordinary shares, or by The Bank of New York, as depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any pounds sterling distributed, equal to the US dollar value of pounds sterling on the date received by you, in the case of Ordinary shares, or by The Bank of New York in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of pounds sterling will generally be United States source ordinary income or loss.

   Taxation of capital gains

        Upon the sale or exchange of an Ordinary share or ADS, you will recognize a gain or a loss for United States federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Ordinary share or ADS. Subject to the discussion below under ``Passive Foreign Investment Company Considerations," such gain or loss will be a capital gain or loss and will be a long-term capital gain if you have held the Ordinary share or ADS for more than one year. Gain or loss will generally be treated as United States source gain or loss. Recently enacted legislation generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares in taxable years beginning on or before December 31, 2008.

        The surrender of ADSs in exchange for Ordinary shares and the surrender of Ordinary shares in exchange for ADSs will not be a taxable event for United States federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

  Passive Foreign Investment Company considerations

        We believe that we will not be treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes for our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

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

        If we were classified as a PFIC, you would be subject to certain adverse United States tax consequences, including the possible characterization of gain with respect to the Ordinary shares or ADSs as ordinary, the possible imposition of an interest charge on taxes you would be deemed to have deferred and the unavailability of the reduced 15% tax rate on dividends.

        You are urged to consult your own tax adviser concerning the potential application of the PFIC rules to your ownership and disposition of Ordinary shares or ADSs.

  Reportable transactions

        Under recently promulgated United States Treasury Department regulations, you must attach to your United States federal income tax return a disclosure statement on Form 8886 if you participate in a "reportable transaction." You should consult your own tax adviser as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary shares or ADSs, or any related transaction, including the disposition of any pounds sterling received as a dividend or as proceeds from the sale of Ordinary shares or ADSs.

  United States information reporting and backup withholding

        Dividend payments with respect to Ordinary shares or ADSs and proceeds from the sale, exchange or redemption of Ordinary shares or ADSs may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9 in the case of United States persons and on IRS Form W-8 in the case of non-United States persons.

        Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

        Copies of this material may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. This Internet site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Finance and Treasury Objectives, Policies and Strategies

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

Interest rate management

        Through an optimum mix of fixed and floating debt and the use of interest rate swaps, our aim is to reduce the volatility of the interest charge. At December 31, 2003, the Group's borrowings were composed of 57% of fixed rate debt. This excludes $72.1 million of our notes which have been swapped into floating rates through the use of an interest rate swap which terminates on November 23, 2009. The swap is callable at the counterparties' option at six-monthly intervals.

        We use derivative instruments, as approved by our Board, to manage our interest rate exposures on our debt and cash positions as appropriate.

Currency management

        Currency exposures arise from trading transactions undertaken by our subsidiaries in foreign currencies and on translation of the operating results and net assets of our overseas subsidiaries.

        During the year sterling strengthened against the US dollar, the main currency to which we are exposed.

        Subsidiaries are required to hedge material transactional exposures against their local currency, using forward contracts. The Group Treasury, by means of forward foreign exchange contracts, carries out the majority of this hedging activity.

        We do not hedge exposures on translation of the operating results or net assets of our overseas subsidiaries since these are accounting, not cash, exposures. Where possible we aim to match as far as possible the currency of our borrowings with the currency profile of operating results and net assets. This provides a partial hedge against these translation exposures.

        Details of the currencies of financial assets and liabilities are illustrated in Note 29 of Notes to the Financial Statements. At December 31, 2003 our balance sheet was 61% hedged against translation exposure.

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

   As at December 31, 2003

	Expected to Mature Before December 31
	2004	2005	2006	2007	2008	There- after	Total	Fair Value
	(£ millions, except percentages)
Long-term Debt:
Fixed rate (US$)	0.2	0.2	2.0	0.2	2.0	38.6	43.2	58.7
Average interest rate	7.0%	7.0%	8.9%	7.0%	7.0%	9.5%	9.3%
Fixed rate (other currencies)	0.2	0.3	0.3	0.1	—	0.7	1.6	1.1
Average interest rate	10.2%	10.2%	10.2%	10.2%	—	4.0%	7.7%
Variable rate (US$)	—	—	1.8	—	—	38.6	40.4	40.4
Average interest rate	—	—	6.6%	—	—	6.6%	6.6%

Exchange Rate Sensitivity

        The following information provides details of our derivative and other financial instruments by currency presented in pound sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rate movements while the table below presents amounts and weighted average contractual exchange rates of foreign currency forward exchange contracts held as at December 31, 2003. All forward exchange agreements mature within one year.

  Forward Exchange Contracts as at December 31, 2003

Currency	Pay for £ Contract Amount	Average Contractual Exchange Rate
	(£ millions)
US dollars	12.9	1.73
Others	—

Total	12.9

Deal value	13.3

Currency Exposure of Financial Assets and Liabilities

        The table shows the net unhedged monetary assets and liabilities of our Group companies as at December 31, 2003 that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

  Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	(1.0)	0.6	—	(0.4)
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	(0.8)	(1.5)	—	0.2	(2.1)
Other	(1.9)	1.7	(0.9)	0.6	(0.5)

	(3.0)	(0.8)	(0.4)	0.8	(3.4)

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2003, an evaluation was performed under the supervision, and with the participation, of the Company's management, including the Chief Executive and Finance Director, of the effectiveness of the design and operation of Spirent's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, Spirent's management, including the Chief Executive and Finance Director, concluded that Spirent's disclosure controls and procedures were effective in all material regards to ensure that information required to be disclosed in the reports Spirent files and submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC. There has been no change in Spirent's internal control over financial reporting that occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely materially to affect, Spirent's internal control over financial reporting.

ITEM 16.

        [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Audit Committee is comprised of Mr. Given (Chairman), Mr. Beresford and Mr. Wyness, each of whom are independent non-executive directors within the meaning of the Combined Code on Corporate Governance (which is the relevant corporate governance standard applicable to United Kingdom companies with a primary listing on the London Stock Exchange) and the New York Stock Exchange Listed Company Manual. The New York Stock Exchange Listed Company Manual requires that the Audit Committee includes at least one member who has significant and relevant financial experience and following evaluation the Board has determined that the addition of Mr. Given, who is the appointed financial expert, brings such additional experience. The Board has also determined that Mr. Given qualifies as an "audit committee financial expert", as defined in the Instructions to Item 16A. of Form 20-F. The Combined Code on Corporate Governance also has similar requirements in respect of an appointed financial expert.

        Further information on the role and responsibilities of the Audit Committee is provided in "Item 6. Directors, Senior Management and Employees" and in "Item 16C. Principal Accountant Fees and Services" below.

ITEM 16B.    CODE OF ETHICS

        We maintain an ethics policy applicable to all directors and employees of the Group including Senior Financial Officers, who are defined as our Chief Executive, the Finance Director, the Head of Financial Reporting and the Head of Internal Control. The Senior Financial Officers are subject to additional policies to ensure full, fair and timely disclosure in our periodic reports filed with the SEC. We have filed our Ethics Policy and our Ethics Policy for Senior Financial Officers as Exhibits 11.1 and 11.2 to this Form 20-F. In addition we have made our Ethics Policy and our Ethics Policy for Senior Financial Officers available on our website at http://www.spirent.com/company/ethics.html and the Code is also available, without charge, upon request from the Company Secretary who is located at our Registered Office.

        Through our ethics policies, the Audit Committee also has a whistleblowing procedure so that employees may report, anonymously and in confidence, any suspected wrongdoings regarding violations of laws, Company policies, bribery, fraud, accounting or internal control irregularities or other related matters.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our external auditors are Ernst & Young LLP. The following sets out the fees we paid to Ernst & Young for the fiscal years ended December 31, 2003 and December 31, 2002:

	2003	2002
	(£ millions)
Audit fees	1.2	1.2
Audit-related fees(1)	0.1	0.3
Tax fees(2)	0.6	1.2
All other fees	—	—

Total	1.9	2.7

(1)
2002 and 2003 audit-related fees are in respect of general accounting advice in relation to acquisitions and disposals.

(2)
2002 and 2003 tax fees are in respect of tax compliance, tax advice, and tax planning services.

        The Audit Committee adopted a policy in 2003 in respect of all fees paid to Ernst & Young LLP. Therefore, 100% of audit-related fees and tax fees in 2003 were approved by the Audit Committee. As the policy was not in place in 2002, none of the audit-related fees and tax fees for that year were approved by the Audit Committee.

        Our Audit Committee advises the Board on the annual appointment of external auditors and on the scope, results, cost and cost effectiveness of both audit and non-audit work. In 2003 the Audit Committee adopted a policy, to be reviewed annually, which specifies the scope and fees in respect of all audit and all non-audit work that may be performed by the auditors. The policy also prohibits the auditors from performing certain types of non-audit work. The policy states that certain non-audit work which may be performed by the auditors is put to tender. Prior to any non-audit work being awarded to the auditors, consideration is also given to costs, quality of service and efficiency. The Audit Committee assesses the overall objectivity of the services provided by the auditors so that an independent professional relationship is maintained.

        Under the policy, the Audit Committee operates pre-approved limits for audit fees, audit related fees, tax fees and other fees which may be paid to Ernst & Young during the fiscal year. If we wish to engage Ernst & Young to provide a service which is not included in the policy, or before we exceed any pre-approved limit, we must obtain prior approval from the Audit Committee.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

ITEM 19.    EXHIBITS

        All exhibits except those marked * (which are exhibits to this Annual Report) were filed as exhibits to our Registration Statement on Form 20-F filed with the SEC on June 27, 2001 or our Annual Reports on Form 20-F for the years ended December 31, 2002 or December 31, 2001 filed with the SEC and are incorporated herein by reference.

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Spirent plc
2.1
Form of Deposit Agreement as amended and restated as of May 5, 2000, as further amended and restated as of March 23, 2001, as further amended and restated as of July 10, 2001, among Spirent plc, the Bank of New York as Depositary and all Owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Spirent plc's annual report on Form F-6, filed on June 27, 2001)
4.1*
Revolving Credit Facility, dated February 4, 2004, for a loan facility of £30 million between Spirent plc arranged by CommerzBank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc
4.2	Credit Facility Agreement, dated June 14, 1999, for loan facilities of £440 million for Bowthorpe plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc
4.3	Supplemental agreement dated November 15, 2000 between Spirent plc and HSBC Investment Bank plc
4.4	Supplemental Agreement, dated March 6, 2002 between Spirent plc and HSBC Investment Bank plc as agent
4.5	Supplemental Agreement dated March 11, 2003 between HSBC and Spirent plc
4.6	Stock Purchase Agreement, dated November 16, 2000, between Lexa BV, Antonia Ax:son Johnson, Spirent plc and Spirent Holdings Corporation
4.7
Stock Purchase Agreement dated October 16, 2001 between Caw Networks, Inc. and Spirent Holdings Corporation and Merger Agreement dated July 21, 2002 between the shareholders of Caw Networks, Inc. and Spirent Holdings Corporation
4.8
Stock and Asset Purchase Agreement dated February 19, 2002 between Spirent International Inc, Autronics Corporation, Penny & Giles International plc, Spirent GmbH, Spirent plc and Curtiss-Wright Flight Systems Inc.
4.9	Amended and Restated Note Purchase Agreement dated March 11, 2003 between US Noteholders and Spirent plc
4.10*	Amendment and Consent Agreement, dated December 31, 2003 between US Noteholders and Spirent plc
4.11	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH, Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH
4.12	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Sven Michael Hohorst
4.13	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent BV, Hohorst Familien Holdings (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH

4.14	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Gesellschaft burgerlichen Rechts Wolfgang und Sven Michael Hohorst
8.1*	List of subsidiaries of Spirent plc, their jurisdiction of incorporation and the names under which they do business
11.1*	Ethics Policy
11.2*	Ethics Policy for Senior Financial Officers
12.1*	Certification of Chief Executive Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*
Certification of Chief Executive Officer and Chief Financial Officer of Spirent plc furnished pursuant to 18 United States Code §1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP (included on page F-2)
15.2	Consent of Allrevision Dornhof Kloss und Partner GmbH (included on page F-110)
15.3	Consent of Ernst & Young ShinNihon & Co. (included on page F-131)

SPIRENT plc
REPORT OF INDEPENDENT AUDITORS

To:
The Board of Directors
Spirent plc

We have audited the accompanying consolidated balance sheets of Spirent plc at December 31, 2003 and 2002, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of WAGO-Kontakttechnik GmbH and WAGO Contact SA ("WAGO"), in which the Company had 51% interests and included within the consolidated profit before taxation of £0.3 million, consolidated loss before taxation of £1,023.4 million and consolidated loss before taxation of £731.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, are combined profits before taxation of WAGO of £2.7 million, £6.7 million and £8.8 million, respectively. Those financial statements, presented in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to accounting principles generally accepted in the United Kingdom) so as to include WAGO in the consolidated financial statements of Spirent plc, is based solely on the reports of the other auditors.

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of WAGO to accounting principles generally accepted in the United Kingdom) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spirent plc at December 31, 2003 and 2002, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 34 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP
London, England February 25, 2004

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No 333-98607) pertaining to the Spirent plc employee benefit plans listed on the facing sheet thereof of our report dated February 25, 2004, with respect to the consolidated financial statements and schedule of Spirent plc included in the Annual Report (Form 20-F) for the year ended December 31, 2003.

ERNST & YOUNG LLP
London, England June 28, 2004

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2003
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		488.6	—	488.6
Less: share of joint venture's turnover		(22.4)	—	(22.4)

Group Turnover	2,3	466.2	—	466.2
Cost of sales		(279.8)	—	(279.8)

Manufacturing Margin		186.4	—	186.4
Operating expenses	4	(160.1)	(7.5)	(167.6)

Operating Profit	2,3,5	26.3	(7.5)	18.8
Operating Exceptional Items
Other	6	—	7.5	7.5
Goodwill Amortization		9.7	—	9.7
Operating Profit before Goodwill Amortization and Exceptional Items		36.0	—	36.0
Income from interests in joint ventures		2.7	—	2.7
Income from interests in associates		2.1	—	2.1

Operating Profit of the Group, Joint Ventures and Associates		31.1	(7.5)	23.6
Non-operating Exceptional Items
Profit on the disposal and closure of operations	33	—	3.6	3.6

Profit before Interest		31.1	(3.9)	27.2
Net interest payable	9	(9.3)	(16.1)	(25.4)
Other finance expense	10	(1.5)	—	(1.5)

Profit before Taxation	2	20.3	(20.0)	0.3
Taxation	11	(2.3)	1.7	(0.6)

Loss after Taxation		18.0	(18.3)	(0.3)

Minority shareholders' interest — equity				(0.2)

Loss Attributable to Shareholders(1)				(0.5)

Basic Loss per Share	12			(0.05	)p
Headline Earnings per Share(1)	12			2.31	p
Diluted Loss per Share	12			(0.05	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(0.5)
	Operating exceptional items:
	Other	7.5
	Goodwill amortization	9.7
	Exceptional item—profit on disposal and closure of operations	(3.6)
	Exceptional interest charge	16.1
	Prior year tax credit	(6.0)
	Attributable taxation on exceptional items	(1.7)

	Headline earnings attributable to shareholders	21.5

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

		Year ended December 31, 2002 restated
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		634.5	—	634.5
Less: share of joint venture's turnover		(75.6)	—	(75.6)

Group Turnover	2,3	558.9	—	558.9
Cost of sales		(336.4)	(4.4)	(340.8)

Manufacturing Margin		222.5	(4.4)	218.1
Operating expenses	4	(228.2)	(960.5)	(1,188.7)

Operating Loss	2,3,5	(5.7)	(964.9)	(970.6)

Operating Exceptional Items
Goodwill impairment	7	—	923.3	923.3
Other	6	—	41.6	41.6
Goodwill Amortization		56.1	—	56.1
Operating Profit before Goodwill Amortization and Exceptional Items		50.4	—	50.4

Income from interest in joint venture		7.4	—	7.4
Income from interests in associates		1.0	—	1.0
Amortization of goodwill on associate		(0.2)	—	(0.2)

Operating Loss of the Group, Joint Venture and Associates		2.5	(964.9)	(962.4)
Non-operating Exceptional Items
Loss on the disposal and closure of operations	33	—	(48.4)	(48.4)

Loss before Interest		2.5	(1,013.3)	(1,010.8)
Net interest payable	9	(12.3)	—	(12.3)
Other finance expense	10	(0.3)	—	(0.3)

Loss before Taxation	2	(10.1)	(1,013.3)	(1,023.4)
Taxation	11	(8.4)	(18.5)	(26.9)

Loss after Taxation		(18.5)	(1,031.8)	(1,050.3)

Minority shareholders' interest—equity				(0.1)
Minority shareholders' interest—joint venture				(0.3)

Loss Attributable to Shareholders(1)				(1,050.7)
Dividends:
Interim 1.35 pence				(12.5)

Retained Loss				(1,063.2)

Basic Loss per Share	12			(113.90	)p
Headline Earnings per Share(1)	12			3.36	p
Diluted Loss per Share	12			(113.90	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(1,050.7)
	Operating exceptional items:
	Other	41.6
	Goodwill impairment	923.3
	Goodwill amortization	56.1
	Exceptional item—loss on disposal and closure of operations	48.4
	Prior year tax credit	(6.2)
	Attributable taxation on exceptional items	(3.5)
	Attributable taxation on the disposal of operations	3.0
	Reversal of deferred tax assets	19.0

	Headline earnings attributable to shareholders	31.0

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

		Year ended December 31, 2001 restated
		Continuing operations			Discontinued operations	Total
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		803.3	—	803.3	76.8	880.1
Less: share of joint venture's turnover		(78.3)	—	(78.3)	—	(78.3)

Group Turnover	2,3	725.0	—	725.0	76.8	801.8
Cost of sales		(425.3)	(14.2)	(439.5)	(51.2)	(490.7)

Manufacturing Margin		299.7	(14.2)	285.5	25.6	311.1
Operating expenses	4	(281.4)	(745.3)	(1,026.7)	(18.7)	(1,045.4)

Operating Loss	2,3,5	18.3	(759.5)	(741.2)	6.9	(734.3)

Operating Exceptional Items
Goodwill impairment	7	—	724.6	724.6	—	724.6
Other	6	—	34.9	34.9	—	34.9
Goodwill Amortization		85.4	—	85.4	1.2	86.6
Operating Profit before Goodwill Amortization and Exceptional Items		103.7	—	103.7	8.1	111.8

Income from interest in joint venture		9.6	—	9.6	—	9.6
Income from interests in associates		1.3	—	1.3	—	1.3
Amortization of goodwill on associate		(0.1)	—	(0.1)	—	(0.1)

Operating Loss of the Group, Joint Venture and Associates		29.1	(759.5)	(730.4)	6.9	(723.5)
Non-operating Exceptional Items
Profit on the disposal and closure of operations	33	—	(2.8)	(2.8)	17.3	14.5

Loss before Interest		29.1	(762.3)	(733.2)	24.2	(709.0)

Net interest payable	9					(22.8)
Other finance income	10					0.4

Loss before Taxation	2					(731.4)
Taxation	11					(32.4)

Loss after Taxation						(763.8)
Minority shareholders' interest—equity						0.2
Minority shareholders' interest—joint venture						(0.4)

Loss Attributable to Shareholders(1)						(764.0)

Dividends:
Interim 1.35 pence						(12.4)
Proposed final 3.00 pence						(27.6)

Dividends						(40.0)

Retained loss						(804.0)

Basic Loss per Share	12					(83.49	)p
Headline Earnings per Share(1)	12					7.70	p
Diluted Loss per Share	12					(83.49	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(764.0)
	Operating exceptional items:
	Other	34.9
	Goodwill impairment	724.6
	Goodwill amortization	86.6
	Exceptional item—profit on disposal and closure of operations	(14.5)
	Attributable taxation on exceptional items	(10.3)
	Attributable taxation on the disposal of operations	13.2

	Headline earnings attributable to shareholders	70.5

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Loss Attributable to Shareholders	(0.5)	(1,050.7)	(764.0)
Gain on lapsed options	1.2	5.2	3.3
Exchange adjustment on subsidiaries, joint ventures and associates	6.1	(23.0)	(0.2)
UK current taxation on exchange adjustment	—	0.1	(2.6)
Overseas taxation on exchange adjustment	(0.2)	—	—
Reinstatement/(reversal) of deferred tax asset on pension liability	12.6	(5.4)	—
Actuarial gain/(loss) recognized on pension schemes	0.3	(23.6)	(14.8)
Taxation on actuarial gain or loss	(0.1)	—	4.5

Total Recognized Gains and Losses	19.4	(1,097.4)	(773.8)
Prior year adjustment
Implementation of UITF 38	(32.2)	—	—
Implementation of FRS 17	(41.9)	—	—

Total Recognized Gains and Losses since last Annual Report	(54.7)	(1,097.4)	(773.8)

The statement of comprehensive income/(loss) required under United States generally accepted accounting principles is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED BALANCE SHEET

		At December 31
	Notes	2003		Restated 2002
		(£ millions)
Fixed Assets
Intangible assets	13		101.6		113.6
Tangible assets	14		90.2		110.0
Investments
Investment in joint venture	16
Share of gross assets		0.3		72.9
Share of gross liabilities		—		(22.8)

		0.3		50.1
Investment in associates	17	14.6		13.3

			14.9		63.4

			206.7		287.0
Current Assets
Stocks	18	55.0		61.5
Debtors	19	86.9		97.3
Investments	22	—		0.1
Cash at bank and in hand	21	37.6		83.5

		179.5		242.4

Current Liabilities
Creditors due within one year	23	(111.3)		(107.5)
Loans and overdrafts	24	(1.8)		(1.8)

		(113.1)		(109.3)

Net Current Assets			66.4		133.1

Assets less Current Liabilities			273.1		420.1
Long-term Liabilities
Creditors due after more than one year	25		(95.6)		(248.3)
Provisions for Liabilities and Charges	26
Deferred taxation		(2.3)		(2.4)
Other provisions		(17.9)		(26.0)

			(20.2)		(28.4)

Assets less Liabilities (excluding Pension Liability)			157.3		143.4
Pension Liability	10		(35.2)		(46.2)

Assets less Liabilities (including Pension Liability)			122.1		97.2

The Notes to the Financial Statements form part of these Financial Statements.

	At December 31
	2003		Restated 2002
	(£ millions)
Capital and Reserves
Called up share capital	31.5		31.3
Share premium account	697.5		696.1
Capital reserve	17.7		17.6
Capital redemption reserve	0.7		0.7
Investment in own shares	(2.6)		(2.1)
Profit and loss account	(624.9)		(648.5)

Shareholders' Funds—Equity(1)		119.9		95.1
Minority Interests—Equity		2.2		2.1

		122.1		97.2

(1)
A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
	Notes	2003	2002	2001
		(£ millions)
Net Cash Inflow from Operating Activities	8	68.2	76.9	141.2
Dividends received from:
Joint venture		—	0.2	1.6
Associates		0.1	0.1	0.2
Returns on investments and servicing of finance	20	(23.2)	(10.8)	(23.9)
Taxation	20	8.9	(4.2)	(21.0)
Capital expenditure and financial investment	20	(15.8)	(25.8)	(57.7)
Acquisitions and disposals	20	60.4	6.4	149.6
Equity dividends paid		—	(40.2)	(39.8)
Management of liquid resources	20	0.1	0.2	3.6
Financing	20	(143.6)	53.8	(152.8)

Net Cash (Outflow)/Inflow(1)		(44.9)	56.6	1.0

Reconciliation of net cash flow to movement in net debt

		Year ended December 31
	Notes	2003	2002	2001
		(£ millions)
Net Cash (Outflow)/Inflow		(44.9)	56.6	1.0
Cash outflow/(inflow) arising from the change in debt and lease financing		144.3	(51.4)	157.7
Cash inflow arising from the change in liquid resources		(0.1)	(0.2)	(3.6)

Movement arising from Cash Flows	21	99.3	5.0	155.1
Debt issue costs	21	(0.8)	—	—
Loans and finance leases acquired with subsidiary	21,32	—	(0.2)	—
New finance leases	21	(0.3)	(0.2)	(0.8)
Exchange adjustment	21	6.1	12.7	(7.0)

Movement in Net Debt		104.3	17.3	147.3
Net debt at January 1	21	(161.8)	(179.1)	(326.4)

Net Debt at December 31	21	(57.5)	(161.8)	(179.1)

(1)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS

Share Capital

	Ordinary shares of 3 1/3 pence each
	Authorized		Issued and fully paid
	(Number in millions)	(£ millions)	(Number in millions)	(£ millions)
At January 1, 2001	1,100.0	36.7	926.5	30.9
Share options exercised	—	—	5.4	0.2
Zarak deferred shares(1)	—	—	1.3	—

At December 31, 2001	1,100.0	36.7	933.2	31.1
Increase in authorized share capital May 2, 2002(2)	150.0	5.0	—	—
Share options exercised	—	—	3.5	0.1
Issued on acquisition of Caw Networks Inc.(3)	—	—	2.7	0.1

At December 31, 2002	1,250.0	41.7	939.4	31.3
Share options exercised	—	—	4.6	0.2

At December 31, 2003	1,250.0	41.7	944.0	31.5

(1)
1,250,000 retention bonus shares were issued on November 12, 2001 in respect of a deferred acquisition obligation on Zarak Systems post fulfillment of the relevant performance criteria.

(2)
The authorized share capital was increased to £41,666,667 at the Annual General Meeting held on May 2, 2002 by the creation of a further 150,000,000 Ordinary shares.

(3)
2,712,811 shares were issued, credited as fully paid, on August 15, 2002 in connection with the rollover of Caw Common Stock under a Caw employee stock plan into Spirent Ordinary shares.

(4)
At the Annual General Meeting held on May 20, 2003, shareholders gave authority for the Company to purchase up to 47.1 million of its own Ordinary shares in the market subject to certain specified conditions. As at February 25, 2004, no purchases had been made or were contracted to be made under such authority.

The Notes to the Financial Statements form part of these Financial Statements.

Share Capital and Reserves

	Called up share capital	Share premium account(1)	Capital reserve(1)	Merger reserve(1)	Capital redemption reserve(1)	Profit and loss account	Investment in own shares(7)	Total
	(£ millions)
At January 1, 2001	30.9	713.6	41.7	985.3	0.7	62.5	—	1,834.7
Prior year adjustment
Implementation of UITF 38	—	—	—	—	—	—	(33.4)	(33.4)
Implementation of FRS 17	—	—	—	—	—	(1.7)	—	(1.7)

At January 1, 2001 restated	30.9	713.6	41.7	985.3	0.7	60.8	(33.4)	1,799.6
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(0.2)	—	(0.2)
Taxation on exchange effect	—	—	—	—	—	(2.6)	—	(2.6)
Share issue	0.2	14.4	(10.1)	—	—	—	—	4.5
Share issue acquisition retention bonuses	—	—	(0.5)	2.0	—	—	—	1.5
Contingent shares Net-HOPPER	—	0.7	—	(5.8)	—	—	—	(5.1)
Shares transferred to ESOT	—	—	—	—	—	—	(0.7)	(0.7)
Loss for the year	—	—	—	—	—	(804.0)	—	(804.0)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	65.1	—	65.1
Lapsed acquisition related options	—	—	(3.3)	—	—	3.3	—	—
Actuarial loss recognised on pension schemes	—	—	—	—	—	(14.8)	—	(14.8)
Taxation on actuarial loss	—	—	—	—	—	4.5	—	4.5
Transfer from merger reserve	—	—	—	(717.1)	—	717.1	—	—

At December 31, 2001 restated(2)(3)(4)	31.1	728.7	27.8	264.4	0.7	29.2	(34.1)	1,047.8
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(23.0)	—	(23.0)
Taxation on exchange effect	—	—	—	—	—	0.1	—	0.1
Share issue	0.1	5.7	(4.3)	—	—	—	—	1.5
Share issue restricted stock(5)	0.1	1.8	—	—	—	—	—	1.9
Obligation to issue share capital, stock compensation	—	—	0.2	—	—	—	—	0.2
Obligation to issue share capital, acquisition expense	—	—	0.1	—	—	—	—	0.1
Shares transferred to/(from) ESOT	—	—	(1.0)	—	—	—	1.9	0.9
Write down of shares in ESOT	—	—	—	—	—	(30.1)	30.1	—
Loss for the year	—	—	—	—	—	(1,063.2)	—	(1,063.2)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	157.8	—	157.8
Lapsed acquisition related options	—	—	(5.2)	—	—	5.2	—	—
Reclassified to merger reserve	—	(40.1)	—	40.1	—	—	—	—
Actuarial loss recognised on pension schemes	—	—	—	—	—	(23.6)	—	(23.6)
Reversal of deferred tax asset on pension schemes	—	—	—	—	—	(5.4)	—	(5.4)
Transfer on disposal and impairment	—	—	—	(304.5)	—	304.5	—	—

At December 31, 2002 restated(2)(3)(4)	31.3	696.1	17.6	—	0.7	(648.5)	(2.1)	95.1

At December 31, 2002 restated(2)(3)(4) restated	31.3	696.1	17.6	—	0.7	(648.5)	(2.1)	95.1
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	6.1	—	6.1
Taxation on exchange effect	—	—	—	—	—	(0.2)	—	(0.2)
Share issue	0.2	1.4	(0.9)	—	—	—	—	0.7
Obligation to issue share capital, stock compensation	—	—	0.6	—	—	—	—	0.6
Obligation to issue share capital, acquisition expense(6)	—	—	2.7	—	—	—	—	2.7
Transfer of shares to ESOT	—	—	0.5	—	—	—	(0.5)	—
Loss for the year	—	—	—	—	—	(0.5)	—	(0.5)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	2.6	—	2.6
Lapsed acquisition related options	—	—	(1.2)	—	—	1.2	—	—
Actuarial gain recognised on pension schemes	—	—	—	—	—	0.3	—	0.3
Taxation on actuarial gain	—	—	—	—	—	(0.1)	—	(0.1)
Reinstatement of deferred tax asset on pension liability	—	—	—	—	—	12.6	—	12.6
Transfer	—	—	(1.6)	—	—	1.6	—	—

At December 31, 2003(2)(3)(4)	31.5	697.5	17.7	—	0.7	(624.9)	(2.6)	119.9

(1)
The share premium account, capital reserve, capital redemption reserve and merger reserve are not distributable.

(2)
The cumulative amount of goodwill charged to reserves since 1977, net of goodwill relating to subsidiaries disposed of, at December 31, 2003 is £41.3 million (2002 £43.9 million; 2001 £201.7 million).

(3)
The Company's profit and loss account at December 31, 2003 of £583.5 million deficit (2002 £566.7 million deficit; 2001 £205.4 million surplus) includes non distributable reserves of £51.1 million (2002 £51.1 million; 2001 £139.5 million).

(4)
Cumulative exchange translation adjustments included in the profit and loss account balance at December 31, 2003 are a loss of £20.7 million (2002 £26.8 million; 2001 £3.8 million).

(5)
Consideration for the acquisition of Caw Networks, Inc. on August 15, 2002 was settled by the issue of 2,712,811 Ordinary shares credited as fully paid, in the Company. The market price per share at the date of completion was 70 pence.

(6)
An obligation to issue Ordinary shares arises on the acquisition of Caw Networks, Inc. The amount of the consideration due is $10.0 million which the Company has elected to satisfy by the issue of new Ordinary shares.

(7)
The investment in own shares relates to 3.5 million Ordinary shares (2002 3.5 million; 2001 4.6 million) held by the Spirent Qualifying Employee Share Ownership Trust ("QUEST") and 9.5 million Ordinary shares (2002 9.1 million; 2001 9.1 million) held by the Employee Share Ownership Trust ("ESOT"). Shares held by QUEST will be used to satisfy options under the Company's Savings Related Share Option Scheme. Shares in the ESOT are primarily held to hedge awards under the Stock Appreciation Rights Plan ("SARP") and provide awards under the Spirent Stock Option Plan ("SSOP").

The market value of own shares held in trust at December 31, 2003 was £7.6 million (2002 £2.1 million).

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

1.     Accounting Policies

Basis of Accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

In preparing the financial statements for 2003 the Group has adopted Financial Reporting Standard ("FRS") 17 "Retirement Benefits". The adoption of the standard is a change in accounting policy and the prior years results have been restated accordingly. Details of the effect of adopting FRS 17 are set out below.

The Group has also implemented Urgent Issues Task Force ("UITF") Abstract 38 "Accounting for ESOP Trusts" which requires that the cost of own shares, previously reported as a fixed asset investment, be shown as a deduction from shareholders' funds. A prior year adjustment has been made to reflect this change. Details of the effect of adopting UITF 38 are set out below.

Prior Year Adjustment

Prior year adjustment and restatement of prior years

The adoption of FRS 17 "Retirement Benefits" and UITF 38 "Accounting for ESOP Trusts" has required a change to the accounting treatment for defined benefit pension schemes and for the investment in own shares. Prior year results have been restated accordingly.

(a) Profit and loss account

	Operating costs	Other finance (expense)/ income	Provision against investment in own shares	Loss for the year attributable to shareholders
	(£ millions)
2002
As previously reported	(1,188.6)	—	(30.1)	(1,080.4)
Adoption of UITF 38	—	—	30.1	30.1
Adoption of FRS 17	(0.1)	(0.3)	—	(0.4)

December 31, 2002 as restated	(1,188.7)	(0.3)	—	(1,050.7)

	Operating costs	Other finance (expense)/ income	Taxation	Loss for the year attributable to shareholders
	(£ millions)
2001
As previously reported	(1,044.3)	—	(32.6)	(763.5)
Adoption of FRS 17	(1.1)	0.4	0.2	(0.5)

December 31, 2001 as restated	(1,045.4)	0.4	(32.4)	(764.0)

The profit and loss charge under the previous standard SSAP 24 comprised a regular pension cost with the surplus or deficit spread over the remaining service lives of the employees. Under FRS 17, three new items are included in the profit and loss account.

The full regular service cost of providing benefits to employees in defined benefit schemes is included as an operating cost in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements or curtailments. A credit for the expected return on the schemes' assets and a charge for the increase durung the year of the present value of the schemes' liabilities because the benefits are one year closer to settlement, is included as other finance expense or income in the profit and loss account. Differences arising between the actual and expected returns on the schemes' assets together with changes to the actuarial assumptions are included in the statement of total recognized gains and losses.

(b) Consolidated balance sheet

	Fixed asset investments —other investments	Creditors due after one year —pension	Pension liability	Reserves— investment in own shares	Profit and loss account
	(£ millions)
2002
As previously reported	2.1	(4.8)	—	—	(606.6)
Adoption of UITF 38	(2.1)	—	—	(2.1)	—
Adoption of FRS 17	—	4.3	(46.2)	—	(41.9)

December 31, 2002 as restated	—	(0.5)	(46.2)	(2.1)	(648.5)

Under FRS 17 the assets of the defined benefit schemes are measured at market value at the balance sheet date and the liabilities of the schemes are measured using the projected unit method. The discount rate used to measure the schemes' liabilities is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes' assets exceed or fall short of the schemes' liabilities is shown as a surplus or deficit on the balance sheet net of deferred tax. Deferred tax assets were not recognized in 2002 as there was insufficient evidence at that time to support recognition under FRS 19 "Deferred Tax". The unfunded pension obligation, previously provided for and disclosed as a creditor due after one year, is included in the pension fund liability.

Basis of Consolidation

The consolidated profit and loss account and balance sheet incorporate the audited accounts of the Company and all its subsidiaries made up to the balance sheet date.

Results of subsidiaries acquired in the year are consolidated from the date of acquisition. The consolidated financial statements include the Group's share of profits of its joint ventures and associates.

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

Foreign Currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. The results of overseas subsidiaries, joint ventures and associates are translated into sterling using average rates.

Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Profits and losses arising from the retranslation of opening net assets of overseas subsidiaries, treating long-term intra-group loans as part of the equity investment, and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint ventures and associates, are dealt with through reserves.

All other profits and losses on exchange are taken to the profit and loss account, with the exception of differences on foreign currency borrowings used to finance or provide a hedge against Group equity investments in overseas subsidiaries, which are taken directly to reserves together with the exchange differences on the carrying amount of the related investments.

Key exchange rates used are as follows:

	Average Rates Year ended December 31			Year-end Rates December 31
	2003	2002	2001	2003	2002	2001
US dollar	1.64	1.51	1.44	1.78	1.61	1.46
Euro	1.45	1.59	1.61	1.42	1.53	1.63

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

Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end but are disclosed in the fair value table in note 29.

Gains or losses arising on hedging instruments, which are canceled due to termination of the underlying exposure, are taken to the profit and loss account immediately.

Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 29.

Liquid resources include short-term deposits, government securities and similar securities, which are readily convertible into known amounts of cash.

Short-term debtors and creditors that meet the definition of a financial asset or liability, respectively, have been excluded from all analyses prepared under FRS 13 "Derivatives and Other Financial Instruments: Disclosures", including numerical disclosures except for the analysis of net currency exposure, as permitted by the Standard.

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

Pension Contributions

In the United Kingdom the Group operates two defined pension schemes for the benefit of employees. These schemes require contributions to be made to separately administered funds, based on triennial actuarial valuations. Other schemes are defined contribution in nature.

The Group has fully adopted FRS 17 "Retirement Benefits" in the financial statements for the year to December 31, 2003. This is a change in accounting policy and results in a restatement to the previous year's accounts as described above. The assets of the defined benefit schemes are measured at their market value at the balance sheet date and the liabilities of the schemes are measured using the projected unit method. The discount rate used to measure the schemes' liabilities is the current rate of return on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes' assets exceed or fall short of the schemes' liabilities is shown as a surplus or deficit in the balance sheet net of deferred tax.

The regular service cost of providing retirement benefits to employees in defined benefit schemes is charged to operating profit in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements and curtailments.

A credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities because the benefits are one year closer to settlement, are included in other finance expense or income in the profit and loss account. Differences arising between the actual and expected returns on the schemes' assets together with changes in the actuarial assumptions are included in the statement of total recognized gains and losses.

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

Goodwill

Goodwill arising on the acquisition of subsidiaries and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill arising prior to 1998 and previously written off against reserves has not been reinstated but, in accordance with FRS 10 "Goodwill and Intangible Assets" would be charged to the profit and loss account on the subsequent disposal of the business to which it related. Where impairment has been identified in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill", goodwill arising prior to 1998 has also been reviewed for impairment.

Other Intangible Assets

Other separately identifiable intangible assets such as patent fees, license fees and trade marks are capitalized in the balance sheet only when the intangible asset is purchased in the acquisition of a business and the value can be measured reliably or the intangible asset is purchased separately. Such intangible assets are amortized over their useful economic lives up to a maximum of 20 years. The carrying values of intangible assets are reviewed for impairment at the end of the first full year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

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

2.     Segmental Analysis

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide.

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

The reportable segments are:

Communications Group

Our Communications group is a global provider of integrated performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies.

a) Performance Analysis division

The Performance Analysis division was built through acquisition and continued development of the Adtech, CAW, the Digital Subscriber line testing division of Consultronics, Global Simulation Systems, Netcom Systems, Telecom Analysis Systems and Zarak product lines. This division develops testing solutions for a broad range of communications technologies critical to the deployment of next-generation networks. Our systems test wireless and wireline networks and equipment, including core terabit routers, broadband access devices, third generation wireless handsets, Internet infrastructure, web applications and security and Internet telephony. Our systems enable customers to emulate large-scale networks, introduce impairments and stress test equipment to ensure maximum performance and conformance to industry standards.

b) Service Assurance division

The Service Assurance division was formed at the end of 2000 with the acquisitions of Hekimian and Net-HOPPER. Our field test activities were transferred from Performance Analysis to our Service Assurance division in 2003. Prior years have been restated to reflect this. The Service Assurance division provides network monitoring and management systems for service providers to assure the quality of their high bandwidth services. Our systems enable efficient delivery and maintenance of leased line voice and data, digital subscriber line, wireless, optical and IP networks. The division provides operations support systems, remote test probes, network test access systems and the expertise to implement solutions over a national or global scale.

Network Products group

The Network Products group provides innovative solutions for fastening, identifying, insulating, organizing, routing and connectivity that add value to electrical and communication networks in a wide range of applications.

Systems group

Our Systems group now comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support systems for the aviation market.

Sensing Solutions group

The Sensing Solutions group provided products and subsystems for sensing temperature, humidity, pressure and gas. This group was sold in November 2001.

Turnover

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	148.7	184.0	241.4
Service Assurance	91.7	131.4	189.2

Communications	240.4	315.4	430.6
Network Products	174.4	164.7	170.4
Systems	51.4	78.8	124.0

	466.2	558.9	725.0
Discontinued operations
Sensing Solutions	—	—	76.8

	466.2	558.9	801.8

Major customers

There were no customers which individually exceeded 10% of total turnover in any of the three years in the period ended December 31, 2003.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

2.     Segmental Analysis (Continued)

Inter-segmental Transactions

	Year ended December 31
				Restated
	2003			2002			2001
	External	Inter- segmental	Total	External	Inter- segmental	Total	External	Inter- segmental	Total
	(£ millions)
Turnover
Continuing operations
Performance Analysis	148.7	—	148.7	184.0	0.1	184.1	241.4	0.1	241.5
Service Assurance	91.7	0.2	91.9	131.4	0.4	131.8	189.2	0.3	189.5

Communications	240.4	0.2	240.6	315.4	0.5	315.9	430.6	0.4	431.0
Network Products	174.4	—	174.4	164.7	—	164.7	170.4	0.1	170.5
Systems	51.4	—	51.4	78.8	1.1	79.9	124.0	3.7	127.7

	466.2	0.2	466.4	558.9	1.6	560.5	725.0	4.2	729.2
Discontinued operations
Sensing Solutions	—	—	—	—	—	—	76.8	0.7	77.5

	466.2	0.2	466.4	558.9	1.6	560.5	801.8	4.9	806.7

Corporate Charge Allocation

Corporate charges, which are not significant, are allocated among segments in line with operating results.

Profit/(Loss) before Taxation

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations
Performance Analysis	4.4	10.0	38.6
Service Assurance	9.4	20.8	44.8

Communications	13.8	30.8	83.4
Network Products	16.7	15.0	14.9
Systems	5.5	4.6	5.4

	36.0	50.4	103.7
Discontinued operations
Sensing Solutions	—	—	8.1

	36.0	50.4	111.8

Operating exceptional item, goodwill impairment:
Continuing operations
Performance Analysis	—	(330.7)	(192.2)
Service Assurance	—	(530.4)	(532.4)

Communications	—	(861.1)	(724.6)
Network Products	—	(21.7)	—
Systems	—	(40.5)	—

	—	(923.3)	(724.6)

Operating exceptional items, other:
Continuing operations
Performance Analysis	(5.1)	(28.3)	(26.8)
Service Assurance	(0.1)	(8.6)	(4.6)

Communications	(5.2)	(36.9)	(31.4)
Network Products	—	(3.3)	(2.9)
Systems	—	(1.4)	(0.6)
Non-segmental	(2.3)	—	—

	(7.5)	(41.6)	(34.9)

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Goodwill amortization:
Continuing operations
Performance Analysis	(3.9)	(20.8)	(24.6)
Service Assurance	(5.5)	(33.5)	(58.7)

Communications	(9.4)	(54.3)	(83.3)
Network Products	(0.3)	(1.5)	(1.5)
Systems	—	(0.3)	(0.6)

	(9.7)	(56.1)	(85.4)
Discontinued operations
Sensing Solutions	—	—	(1.2)

	(9.7)	(56.1)	(86.6)

Operating Profit/(Loss)	18.8	(970.6)	(734.3)
Income from interests in joint ventures	2.7	7.4	9.6
Income from interests in associates	2.1	1.0	1.3
Amortization of goodwill on associate	—	(0.2)	(0.1)
Net interest expense	(9.3)	(12.3)	(22.8)
Exceptional interest expense	(16.1)	—	—
Profit/(loss) on the disposal and closure of operations	3.6	(48.4)	14.5
Other finance (expense)/income	(1.5)	(0.3)	0.4

Profit/(Loss) before Taxation	0.3	(1,023.4)	(731.4)

Depreciation

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	13.2	15.5	14.3
Service Assurance	3.3	3.9	3.5

Communications	16.5	19.4	17.8
Network Products	12.0	12.1	12.4
Systems	0.8	2.1	3.9

	29.3	33.6	34.1
Discontinued operations
Sensing Solutions	—	—	3.1

	29.3	33.6	37.2

Product Development

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	39.4	44.6	49.7
Service Assurance	18.4	21.6	23.3

Communications	57.8	66.2	73.0
Network Products	3.8	3.6	3.6
Systems	4.4	7.9	14.5

	66.0	77.7	91.1
Discontinued operations
Sensing Solutions	—	—	4.8

	66.0	77.7	95.9

Operating Assets

	At December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	85.6	113.8	419.5
Service Assurance	60.5	72.0	624.8

Communications	146.1	185.8	1,044.3
Network Products	93.7	98.3	126.7
Systems	5.0	5.6	41.6

Segmental operating assets	244.8	289.7	1,212.6
Investment in joint venture	0.3	50.1	44.3
Investment in associates	14.6	13.3	18.3
Corporation tax payable	(24.7)	(19.5)	(27.0)
Proposed dividend	—	—	(27.6)

Operating Assets	235.0	333.6	1,220.6
Net borrowings	(57.5)	(161.8)	(179.1)
Provisions for liabilities and charges	(20.2)	(28.4)	(1.5)
Deferred tax asset	—	—	25.8

Assets less Liabilities (excluding Pension Liability)	157.3	143.4	1,065.8
Pension liability (note 10)	(35.2)	(46.2)	(15.6)

Assets less Liabilities (including Pension Liability)	122.1	97.2	1,050.2

Long-lived Assets

	At December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	22.7	34.9	48.8
Service Assurance	5.4	8.7	11.4

Communications	28.1	43.6	60.2
Network Products	60.3	62.8	68.3
Systems	1.8	3.6	9.1

	90.2	110.0	137.6

Total Assets

	At December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	125.5	154.1	471.8
Service Assurance	81.6	121.1	664.3

Communications	207.1	275.2	1,136.1
Network Products	140.7	144.2	161.0
Systems	23.5	46.6	65.4

Segmental total assets	371.3	466.0	1,362.5
Investment in joint venture	0.3	50.1	44.3
Investment in associates	14.6	13.3	18.3
Deferred tax asset	—	—	25.8

	386.2	529.4	1,450.9

Capital Expenditure

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Continuing operations
Performance Analysis	6.1	11.9	31.6
Service Assurance	1.0	3.0	5.3

Communications	7.1	14.9	36.9
Network Products	9.4	11.9	16.7
Systems	0.5	1.0	3.5

	17.0	27.8	57.1
Discontinued operations
Sensing Solutions	—	—	3.1

	17.0	27.8	60.2

3.     Geographical Analysis

Turnover by Market

	Year ended December 31
	2003	2002	2001
	(£ millions)
Continuing operations:
Europe	149.6	149.4	178.7
North America*	229.3	322.4	456.5
Asia Pacific, Rest of Americas, Africa	87.3	87.1	89.8

	466.2	558.9	725.0

Discontinued operations:
Europe	—	—	20.7
North America*	—	—	45.7
Asia Pacific, Rest of Americas, Africa	—	—	10.4

	—	—	76.8

	466.2	558.9	801.8

*
North America, as referred to above, consists almost entirely of the United States.

  United Kingdom turnover was £42.5 million (2002 £48.3 million; 2001 £71.4 million) and in respect of discontinued operations nil (2002 nil; 2001 £8.2 million).

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

3.     Geographical Analysis (Continued)

Turnover by Source

	Year ended December 31
	2003	2002	2001
	(£ millions)
Continuing operations:
Europe	168.2	157.7	183.7
North America*	262.1	368.9	514.6
Asia Pacific, Rest of Americas, Africa	35.9	32.3	26.7

	466.2	558.9	725.0

Discontinued operations:
Europe	—	—	20.6
North America*	—	—	48.3
Asia Pacific, Rest of Americas, Africa	—	—	7.9

	—	—	76.8

	466.2	558.9	801.8

* North America as referred to above, consists almost entirely of the United States.

United Kingdom turnover was £75.1 million (2002 £71.6 million; 2001 £107.5 million) and in respect of discontinued operations nil (2002 nil; 2001 £13.3 million). Exports from the United Kingdom were £33.6 million (2002 £32.4 million; 2001 £46.3 million), representing 7.2% of total sales (2002 5.8%; 2001 5.8%).

Operating Profit/(Loss)

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations:
Europe	21.7	19.3	20.5
North America*	13.0	30.2	81.6
Asia Pacific, Rest of Americas, Africa	1.3	0.9	1.6

	36.0	50.4	103.7

Discontinued operations:
Europe	—	—	2.3
North America*	—	—	6.3
Asia Pacific, Rest of Americas, Africa	—	—	(0.5)

	—	—	8.1

	36.0	50.4	111.8

Operating exceptional items, goodwill impairment:
Continuing operations:
Europe	—	(19.5)	—
North America*	—	(901.8)	(724.6)
Asia Pacific, Rest of Americas, Africa	—	(2.0)	—

	—	(923.3)	(724.6)

Operating exceptional items, other:
Continuing operations:
Europe	(2.3)	(3.6)	(2.5)
North America*	(5.2)	(37.3)	(32.1)
Asia Pacific, Rest of Americas, Africa	—	(0.7)	(0.3)

	(7.5)	(41.6)	(34.9)

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Goodwill amortization:
Continuing operations:
Europe	(1.5)	(1.6)	(1.4)
North America*	(8.2)	(54.4)	(83.9)
Asia Pacific, Rest of Americas, Africa	—	(0.1)	(0.1)

	(9.7)	(56.1)	(85.4)

Discontinued operations:
Europe	—	—	(0.1)
North America*	—	—	(0.9)
Asia Pacific, Rest of Americas, Africa	—	—	(0.2)

	—	—	(1.2)

	(9.7)	(56.1)	(86.6)

Operating Profit/(Loss)	18.8	(970.6)	(734.3)

*
North America operating profit/(loss) as referred to above consists almost entirely of the United States.

United Kingdom operating profit was £8.4 million (2002 £9.3 million loss; 2001 £11.8 million profit) and in respect of discontinued operations nil (2002 nil; 2001 £1.8 million).

United Kingdom operating exceptional items were £2.3 million (2002 £2.1 million; 2001 £2.5 million).

United Kingdom goodwill impairment was nil (2002 £19.5 million; 2001 nil).

United Kingdom goodwill amortization was £1.4 million (2002 £1.6 million; 2001 £1.4 million). United Kingdom goodwill amortization in respect of discontinued operations was nil (2002 nil; 2001 £0.1 million).

	At December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Operating Assets
Europe	74.0	68.8	86.5
North America*	158.8	208.0	1,107.3
Asia Pacific, Rest of Americas, Africa	12.0	12.9	18.8

Segmental operating assets	244.8	289.7	1,212.6

* North America as referred to above consists almost entirely of the United States.

United Kingdom operating assets were £34.1 million (2002 £30.2 million; 2001 £52.3 million) and in respect of discontinued operations nil (2002 nil; 2001 nil).

Long-lived Assets

	At December 31
	2003	2002	2001
	(£ millions)
Europe	43.5	44.9	51.8
North America*	38.5	56.8	75.7
Asia Pacific, Rest of Americas, Africa	8.2	8.3	10.1

	90.2	110.0	137.6

* North America as referred to above consists almost entirely of the United States.

United Kingdom long-lived assets were £18.9 million (2002 £21.0 million; 2001 £29.1 million) and in respect of discontinued operations nil (2002 nil; 2001 nil).

4.     Net Operating Expenses

	Year ended December 31
	2003	Restated 2002	Restated 2001
	Total	Total	Continuing operations	Discontinued operations	Total
	(£ millions)
Selling and distribution	110.0	124.6	144.7	11.3	156.0
Administration	58.3	1,064.7	883.2	7.4	890.6
Other operating income	(0.7)	(0.6)	(1.2)	—	(1.2)

Net operating expenses	167.6	1,188.7	1,026.7	18.7	1,045.4

Included within administration costs above:
Operating exceptional items
Goodwill impairment	—	923.3	724.6	—	724.6
Other	7.5	37.2	20.7	—	20.7
Goodwill amortization	9.7	56.1	85.4	1.2	86.6

Net operating expenses before goodwill amortization and exceptional items	150.4	172.1	196.0	17.5	213.5

5.     Operating Profit/(Loss)

Operating profit/(loss) is arrived at after charging:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Goodwill amortization	9.7	56.1	86.6
Goodwill impairment (note 7)	—	923.3	724.6
Exceptional items (note 6)	7.5	41.6	34.9
Depreciation—owned assets	29.0	33.2	36.7
—finance leased assets	0.3	0.4	0.5
Operating lease costs—plant and equipment	0.4	0.3	0.4
—land and buildings	11.3	10.4	12.3
Advertising costs	6.0	7.0	11.6
Product development costs	66.0	77.7	95.9
Impact of exchange rate movements on profit before taxation:
Benefit/(cost)	0.7	(1.1)	1.9
Disclosure of fees paid to auditors
Audit services
Audit fees—Ernst & Young LLP	1.2	1.2	0.9

Other fees paid to Ernst & Young
Further assurance services	0.1	0.3	0.6
Tax services	0.6	1.2	0.7

	0.7	1.5	1.3

Other fees were paid to
Ernst & Young LLP, United Kingdom	0.5	0.5	1.1
Ernst & Young overseas	0.2	1.0	0.2

	0.7	1.5	1.3

6.     Operating Exceptional Items—Other

	Year ended December 31
	2003	2002	2001
	(£ millions)
Finance renegotiation costs	2.3	—	—
Restructuring costs	3.8	8.6	11.3
Tangible fixed asset write-downs	2.2	3.6	—
Lease provisions	(0.8)	20.2	—
Stock provisions	—	4.4	14.2
Receivables provisions	—	—	5.2
Acquisition retention bonuses	—	4.8	4.2

	7.5	41.6	34.9

Restructuring costs include the costs of redundancy resulting from the actions taken by the Group in response to the deterioration in trading and are primarily within the Communications Group. Lease provisions for vacated properties have been credited amounting to £0.8 million (2002 £20.2 million charged), these are primarily within the Communications Group.

7.     Goodwill Impairment

In accordance with FRS 10 "Goodwill and Intangible Assets", goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

At December 31, 2003, after carrying out the appropriate valuation exercises no impairment charges were required.

The deterioration in trading in the second half of 2002 in the telecommunications market together with the significant fall in the Spirent share price did necessitate an impairment review of our businesses at that time. This review resulted in impairment losses totaling £923.3 million being recognized in 2002. A similar impairment loss of £724.6 million was recognized during 2001. The losses charged in 2002 and 2001 are the aggregate from the impairment reviews of each individual income-generating unit and determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the assets to value in use and has been measured using pre-tax discount rates of between 15 to 20%, that take account of the particular risks of the income-generating unit.

In calculating the impairment losses the directors, in line with best practice, also reviewed pre-1998 goodwill previously written off to reserves for those businesses in which an impairment loss had been identified. In 2002 an amount of £87.0 million was consequently reinstated and included in the total impairment charge of £923.3 million in that year.

8.     Reconciliation of Operating Profit/(Loss) to Net Cash Inflow from Operating Activities

	Year ended December 31
		Restated	Restated
	2003	2002	2001
	(£ millions)
Operating profit/(loss)	18.8	(970.6)	(734.3)
Depreciation	29.3	33.6	37.2
(Profit)/loss on disposal of tangible fixed assets	(0.1)	0.5	2.1
Tangible fixed asset write-downs	2.2	3.6	—
Goodwill impairment	—	923.3	724.6
Amortization of goodwill	9.7	56.1	86.6
Stock compensation expense	0.6	0.5	0.4
Deferred income received/(released)	0.2	(4.8)	(17.8)
Decrease in debtors	3.8	2.9	29.2
Decrease in stocks	3.1	15.2	27.8
Increase/(decrease) in creditors	5.7	(1.7)	(15.7)
Non-cash movement on pension fund liability	0.8	(0.1)	1.1
(Decrease)/increase in provisions	(5.9)	18.4	—

Net cash inflow from operating activities	68.2	76.9	141.2

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

9.     Net Interest Payable

	Year ended December 31
	2003	2002	2001
	(£ millions)
Interest receivable and similar income	3.1	4.0	3.4
Interest payable
Senior unsecured loan notes	(8.8)	(11.8)	(12.6)
Bank loans and overdrafts	(2.6)	(3.1)	(9.8)
Other loans	(0.3)	(0.6)	(2.3)
Interest on finance leases	(0.5)	(0.1)	(0.1)
Exceptional interest expense	(16.1)	—	—

	(25.2)	(11.6)	(21.4)
Discount on deferred consideration	—	—	(0.6)
Share of joint venture's interest	(0.2)	(0.7)	(0.8)

	(25.4)	(12.3)	(22.8)

On prepayment of the senior unsecured loan notes a make-whole amount becomes due. These amounts, together with fees in relation to certain amendments to the terms of the loan notes and bank facility, are included above in the exceptional interest expense of £16.1 million in 2003.

10.   Employees

The average number of people employed by the Group during the year was:

	Year ended December 31
	2003	2002	2001
	(Number)
Manufacturing	2,768	3,276	5,535
Selling and distribution	1,310	1,397	1,632
Administration	420	506	645

	4,498	5,179	7,812

Payroll costs were:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Remuneration	154.5	176.7	234.5
Social security costs	17.3	19.7	23.6
Other pension costs	6.4	5.3	8.2

	178.2	201.7	266.3

(i) Directors' Remuneration

(a) Individual and total remuneration of the directors holding office during 2003

	Salary	Fees(1)	Taxable benefits(2)	Bonus(3)	Total 2003(4)	Total 2002(4)	Total 2001(4)
	(£ thousands)
Executive Directors
N. Brookes(5)	500.0	0.5	44.2	200.0	744.7	545.3	533.9
M. Chung(6)	213.4	0.5	18.7	42.7	275.3	251.2	168.1
E. Hutchinson	250.0	0.5	23.2	125.0	398.7	272.9	268.9
Non-executive Directors
M. Beresford	—	37.0	—	—	37.0	37.0	37.0
P. Cheng	—	35.0	—	—	35.0	35.0	35.0
G. Ennerfelt	—	30.0	—	—	30.0	30.0	30.0
A. Given	—	8.5	—	—	8.5	—	—
R. Moley	—	35.0	—	—	35.0	35.0	35.0
J. Weston	—	150.0	—	—	150.0	22.5	—
J. Wyness	—	37.0	—	—	37.0	89.3	37.0
G. Sarney	—	—	—	—	—	68.1	203.3

Total 2003	963.4	334.0	86.1	367.7	1,751.2	1,386.3	1,348.2

Total 2002	981.8	317.0	87.5	—	1,386.3

Total 2001	907.2	375.3	65.7	—	1,348.2

(1)
Executive Directors receive a basic annual fee of £500 in respect of their services to the Board and its committees.

  The Non-Executive Directors receive a basic annual fee of £30,000 in respect of their services. John Weston receives an annual fee of £150,000 which covers both his basic annual fee and his additional duties as Chairman. James Wyness and Marcus Beresford each received an additional £7,000 per annum in recognition of their extra responsibilities as Chairmen of the Audit Committee and Remuneration Committee, respectively. With effect from January 1, 2004, Andrew Given replaced James Wyness as Chairman of the Audit Committee and Mr. Given will therefore receive the additional fee from that date. In December 2003, the Board resolved that an additional annual fee, equivalent to that paid to the Chairman of the Audit or Remuneration Committee, should be paid to the senior independent director (currently James Wyness) with effect from January 1, 2004. Mr. Wyness also received an additional £52,300 in respect of his additional duties as acting Chairman during 2002, following the death of Dr. Sarney. Paul Cheng and Richard Moley each received an additional £5,000 per annum in recognition of the extensive international traveling commitment required to perform their duties. Mr. Cheng retired from the Board at the end of 2003.

(2)
Taxable benefits include a company car or car allowance and life, disability and healthcare insurance coverage.

  Nicholas Brookes' taxable benefit also includes £3,966 for personal tax advice paid for by the Company and £6,389 relating to the premium paid for life assurance in excess of the statutory earnings cap.

(3)
During the year Mr. Brookes, Mr. Hutchinson and Mr. Chung earned bonuses under their respective annual bonus plans (2002 and 2001 nil).

(4)
The figures relate to the period of each director's Board membership. My Chung, John Weston and Andrew Given were appointed to the Board in May 2001, November 2002 and October 2003, respectively. George Sarney died in April 2002.

(5)
Remuneration as shown above excludes fees received as a result of external appointments.

(6)
My Chung receives his base salary in US dollars. An average exchange rate of £1=$1.64 has been used in respect of 2003 remuneration (2002 £1=$1.51 and 2001 £1=$1.44).

Frederick D'Alessio was appointed to the Board as a Non-Executive Director on January 26, 2004. Mr. D'Alessio will receive a basic annual fee of £30,000 per annum plus an additional £5,000 per annum in recognition of the extensive international travelling commitment required to perform his duties.

(b) Directors' Pensions

The pensions earned from the non-contributory defined benefit arrangements in place for the executives in the United Kingdom during 2003 were as follows:

					Accumulated total accrued pension
			Increase in accrued pension during the year	Increase, before inflation, in accrued pension during the year
	Age at December 31, 2003	Years of pensionable service			At December 31, 2003(1)	At December 31, 2002
			(£ thousands)
N. Brookes(2)	56	16	16.7	10.1	277.8	261.1
E. Hutchinson	48	20	4.2	0.1	166.7	162.5
						Increase, before inflation, in total transfer value of pension during the year
		Transfer value, before inflation, of the increase in accrued pension(3)	Total transfer value of pension(3)		Increase in total transfer value of pension during the year
	Transfer value of the increase in accrued pension(3)
			At December 31, 2003	At January 1, 2003
	(£ thousands)
N. Brookes	287.9	172.0	4,876	4,425	451.8	340.0
E. Hutchinson	45.3	0.7	1,811	1,703	108.5	65.5

(1)
The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to December 31, 2003. Mr. Hutchinson's total accrued pension is restricted to 20 years' service.

(2)
The Company's unfunded pension provision relating to the pension undertaking in excess of the statutory earnings cap made to Nicholas Brookes (which includes an eight-year pensionable service credit) was £4.5 million at December 31, 2003.

(3)
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and represents a liability of the Company (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(4)
No additional voluntary contributions have been included in the above table.

(c)    Directors' Remuneration and Payments to Former Directors—Summary

	Year ended December 31
	2003	2002	2001
	(£ thousands)
Total emoluments for all directors	1,751	1,386	1,348
Gains made on exercise of share options(1)	1	6	1
Company contribution to 401(k) Retirement and Profit Share Plan(2)	12	13	12
Pension and fees of the Life President(3)	—	33	98
Emoluments and ex gratia pension to former directors(4)	5	19	5
Consultancy payments and fee payments to former directors(5)	—	6	24

	1,769	1,463	1,488

(1)
This relates to My Chung (2001 and 2003) and Eric Hutchinson (2002).

(2)
Prevailing average conversion rates of £1=$1.44, £1=$1.51 and £1=$1.64 were used for 2001, 2002 and 2003, respectively. These payments relate to My Chung.

(3)
These payments relate to Ray Parsons, who died in April 2002. In 2002 pension and fees were £28,204 and £4,865, respectively and in 2001 £82,148 and £15,810 respectively.

(4)
£14,000 was paid as a one time ex gratia sum during 2002 to the widow of the late Dr. George Sarney, the former Chairman. Dr. Sarney died in April 2002. £5,000 per annum is paid as an ex gratia pension to Geoff Bastians, who retired from the Board in 1984.

(5)
These payments relate to Professor William Penny who retired from the Board in 1996. The payments were in respect of services he provided to the Company's former aerospace components businesses, which were sold in April 2002.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

10.   Employees (Continued)

(ii)    Directors' Interests

(a)
Summary of interests in Ordinary share capital

The beneficial and non-beneficial interests of the directors (and their immediate families and any connected persons) in the Ordinary share capital of the Company at the beginning and end of the year are set out below. The Company's statutory register of directors' interests contains full details of directors' shareholdings, options and rights over shares and is available for inspection at the registered office during normal business hours on any business day.

						January 1, 2003(1)
	December 31, 2003
									Options and rights to acquire Ordinary shares	Long Term Share Purchase Plan performance units(3)
	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares	Long Term Share Purchase Plan performance units(3)	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)
Executive Directors(4)
N. Brookes	2,947,083	26,315	(5)	3,602,135	—	2,947,083	26,315	(5)	1,910,135	208,480
M. Chung	31,377	39,620	(6)	3,174,349	—	8,977	39,620	(6)	1,937,818	88,893
E. Hutchinson	726,210	12,171	(5)	2,154,447	—	726,210	12,171	(5)	1,003,190	90,849
Non-Executive Directors
M. Beresford	65,225	—		—	—	15,225	—		—	—
P. Cheng	7,250	—		—	—	7,250	—		—	—
G. Ennerfelt(7)	119,000,000	—		—	—	128,398,257	—		—	—
A. Given	—	—		—	—	—	—		—	—
R. Moley	1,010,000	—		—	—	1,010,000	—		—	—
J. Weston	1,600,000	—		—	—	1,600,000	—		—	—
J. Wyness	346,037	—		—	—	346,037	—		—	—

(1)
In respect of Andrew Given, at October 9, 2003, being the date of his appointment.

(2)
Directors' beneficial holdings do not form part of remuneration provided by the Company.

(3)
All remaining performance units granted under the Long Term Share Purchase Plan lapsed without value on December 31, 2003.

(4)
All three of the Company's Executive Directors, with other employees of the Group, are potential beneficiaries of certain Ordinary shares held in the Employee Share Ownership Trust (ESOT). The two Executive Directors in the United Kingdom, with other employees of the Group, are also potential beneficiaries of the Spirent Qualifying Employee Share Ownership Trust (QUEST). As potential beneficiaries of the ESOT and QUEST, the respective directors are deemed by the Companies Act 1985 to be interested in some of the Ordinary shares held by those Trusts. At December 31, 2003, the deemed beneficial interests in the ESOT and the QUEST were 281,626 Ordinary shares and 3,508,136 Ordinary shares, respectively (December 31, 2002, 9,064,985 and 3,508,136 respectively; December 31, 2001, 9,064,985 and 4,571,286, respectively). The change in the deemed interests in the ESOT was caused by the reallocation of shares which had lapsed under other share plans. These shares have now been reallocated to satisfy the exercise of SSOP options granted on December 11, 2003, a grant in which no Executive Director participated. Further details on the Company's share plans are provided in note 31. The deemed interests of the Executive Directors in respect of the shares held in the ESOT and the QUEST are not included in the table above.

(5)
The non-beneficial interests of Messrs Brookes and Hutchinson represent their respective £100,000 and £46,250 deferred cash bonus awards made under the terms of the annual incentive bonus plan for 2000. The bonuses were used to purchase shares in the market on February 28, 2001 and are being held in the ESOT for a period of three years from that date. In normal circumstances, the directors do not obtain a beneficial interest in the shares until the expiry of that period at which time, subject to still being in the Company's employment, the beneficial share interests will be released to them. There are no other pre-release performance conditions to be satisfied.

(6)
The non-beneficial interest of My Chung over 39,620 shares exists in a similar manner to that described in (5) above except that his interest arises from a deferred cash bonus of $175,000 (being 50% of his annual base salary) made on a discretionary basis on May 9, 2001 (in recognition of his promotion to the Board). The bonus was used to purchase the shares in the market on that date and will be released beneficially to him from the ESOT on the third anniversary, subject to him still being in the Company's employment at that time.

(7)
Mr. Ennerfelt has a beneficial interest in the Company through his connected shareholding in Lexa BV, a company which is a member of the Axel Johnson Group owned by his spouse. Lexa BV is the registered holder of the above mentioned shares.

(8)
Since the year end:

•
the number of rights to acquire Ordinary shares for My Chung increased by 13,392 on January 1, 2004 through the grant of purchase rights to him under the United States Employee Stock Purchase Plan (ESPP), an all employee share plan. This is a provisional number only (based on the Company's share price at the date of grant) as the actual number of shares in which participants are interested under the ESPP cannot be determined until maturity of the 12 months savings contract;

•
the beneficial interest of My Chung increased by 17,328 to 48,705 Ordinary shares on January 1, 2004 through the exercise of matured purchase rights under the ESPP. The market price of an Ordinary share on the date of exercise was 58.25 pence (being the closing market price on December 31, 2003, the London Stock Exchange having been closed for trading on January 1, 2004). For further information on the ESPP, see Note 31;

•
Frederick D'Alessio was appointed to the Board as a Non-Executive Director on January 26, 2004, between the date of his appointment and February 25, 2004, (the date on which the Accounts have been signed), Mr. D'Alessio did not have a notifiable interest in the Ordinary share capital of the Company.

(b) Options and rights to acquire Ordinary shares

	Plan type(1)	At December 31, 2003	Exercised (E)/ lapsed (L) during the year	Granted during the year	At January 1, 2003	Date of grant	Exercise price (pence)	Date first exercisable	Expiry date
N Brookes	ESOS	221,068	—	—	221,068	09.30.96	136	09.30.99	09.29.06
	ESOS	30,410	—	—	30,410	04.23.97	118	04.23.00	04.22.07
	ESOS	43,922	—	—	43,922	04.27.98	152	04.27.01	04.26.08
	ESOS	149,590	—	—	149,590	05.11.00	334	05.11.03	05.10.10
	ESOS	205,000	—	—	205,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	18,145	—	—	18,145	10.05.01	93	12.01.06	05.31.07
	ESOS	468,000	—	—	468,000	04.02.02	134	04.02.05	04.01.12
	ESOS	774,000	—	—	774,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,692,000	—	1,692,000	—	03.25.03	16	03.25.06	03.24.13
M Chung	ESOS	93,482	—	—	93,482	07.16.98	163	07.16.01	07.15.08
	ESOS	112,734	—	—	112,734	04.01.99	133	04.01.02	03.31.09
	SSOP	341,921	—	—	341,921	05.11.00	334	05.11.01	05.10.07
	ESOS	65,819	—	—	65,819	05.11.00	334	05.11.03	05.10.10
	SARP	42,740	—	—	42,740	05.12.00	335	05.12.01	05.11.10
	SSOP	250,000	—	—	250,000	12.08.00	613	12.08.01	12.07.07
	SSOP	195,000	—	—	195,000	04.09.01	305	04.09.02	04.08.08
	ESOS	80,000	—	—	80,000	04.09.01	305	04.09.04	04.08.11
	ESPP(2)	—	(E) 22,400	—	6,122	01.01.02	14	01.01.03	01.01.03
	SSOP	750,000	—	—	750,000	04.02.02	134	04.02.03	04.01.09
	ESPP(3)	17,653	—	17,653	—	01.01.03	14	01.01.04	01.01.04
	ESOS	225,000	—	225,000	—	03.25.03	16	03.25.06	03.24.13
	SSOP	1,000,000	—	1,000,000	—	03.25.03	16	03.25.04	03.24.10
E Hutchinson	ESOS	17,652	—	—	17,652	04.27.95	108	04.27.98	04.26.05
	SRSOS	—	(L) 1,464	—	1,464	10.31.95	106	12.01.02	05.31.03
	ESOS	42,928	—	—	42,928	04.29.96	140	04.29.99	04.28.06
	ESOS	33,786	—	—	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	—	—	29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS	12,363	—	—	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	—	—	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	55,562	—	—	55,562	05.11.00	334	05.11.03	05.10.10
	ESOS	105,000	—	—	105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	8,693	—	—	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	—	—	234,000	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	—	—	387,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,128,000	—	1,128,000	—	03.25.03	16	03.25.06	03.24.13
	SRSOS	24,721	—	24,721	—	09.26.03	38	12.01.10	05.31.11

(1)
Key to plan type:
 ESOS—Executive Share Option Scheme
 ESPP—United States Employee Stock Purchase Plan
 SARP—Stock Appreciation Rights Plan
 SRSOS—United Kingdom Savings Related Share Option Scheme
 SSOP—Spirent Stock Option Plan.
An explanation of each plan and its operation is given in Note 31.

(2)
The final exercise price and number of purchase rights under the ESPP, an all employee share plan, cannot be determined until maturity (i.e. 12 months following the date of grant). The 6,122 purchase rights calculation was based on the market price of a Spirent Ordinary share (less a 15% discount) at the date of grant and the rate of exchange between the US dollar and sterling on the date of grant. In accordance with the rules of the ESPP, these purchase rights were exercised automatically as part of a maturity on January 1, 2003. The actual number of shares acquired (issued in the form of 5,600 Spirent ADRs) was 22,400 Spirent Ordinary shares. The closing middle market price of a Spirent Ordinary share on the date of exercise was 16.75 pence (being the closing market price on December 31, 2002, the London Stock Exchange having been closed for trading on January 1, 2003).

(3)
As mentioned in (2) above, the final exercise price and number of purchase rights under the ESPP cannot be determined until maturity. In accordance with the rules of the ESPP, My Chung's purchase rights were exercised automatically as part of a maturity on January 1, 2004 over 17,328 Ordinary shares in respect to his 2003 ESPP account. The small difference between the rights outstanding at the year end and the amount purchased was caused by exchange rate fluctuations between US dollars and sterling.

The middle market price of a Spirent Ordinary share on January 2, 2003 (the London Stock Exchange having been closed for trading on January 1, 2003) and December 31, 2003 was 17.5 pence and 58.25 pence, respectively, and during that period ranged between a high of 72.75 pence and a low of 10 pence per share.

Save as disclosed, there have been no changes between the year end and February 25, 2004 (the date on which these Accounts have been signed) in the Ordinary or loan capital of the Company or any subsidiary.

(iii)    Pension Costs

Defined Benefit Schemes

The Group has adopted FRS 17 "Retirement Benefits" in these financial statements

The only significant defined benefit plans under FRS17 are in the United Kingdom and comprise the Staff Pension Plan and Retirement Cash Plan. These plans have been combined for the purposes of the following disclosures.

The most recent actuarial valuation at April 1, 2003 has been used and updated by our independent actuaries.

(a)
The financial assumptions used to calculate the scheme liabilities under FRS 17 were:

	UK defined benefit plans at December 31
	2003	2002	2001
	%	%	%
Valuation method	projected unit	projected unit	projected unit
Inflation	2.8	2.3	2.5
Rate of increase in salaries	3.5	3.0	4.0
Rate of increase for pensions in payment pre 2001 service	3.0	3.0	3.5
Rate of increase for pensions in payment post 2001 service	2.7	2.3	2.5
Rate of increase in deferred pensions	2.8	2.3	2.5
Rate used to discount scheme liabilities	5.4	5.5	6.0

(b)
The assets and the liabilities in the scheme were as follows:

	2003 Long-term rate of return expected	At December 31, 2003	2002 Long-term rate of return expected	At December 31, 2002	2001 Long-term rate of return expected	At December 31, 2001
	%	(£ millions)%		(£ millions)%		(£ millions)
Equities	7.8	61.3	7.5	52.5	7.5	76.2
Gilts	4.8	15.3	4.5	15.7	5.0	12.1
Bonds	5.1	9.6	5.0	7.4	6.0	1.3
Cash	4.3	4.5	4.0	2.3	3.5	4.7
Property	6.8	1.8	6.5	4.3	6.0	3.8
Other	5.6	6.3	5.5	6.8	6.5	7.3

Total market value of assets		98.8		89.0		105.4
Actuarial value of liabilities		(142.2)		(130.9)		(123.3)

Net deficit in the schemes		(43.4)		(41.9)		(17.9)
Related deferred tax asset		13.0		—		5.4

Deficit in the schemes, net of tax		(30.4)		(41.9)		(12.5)

Actuarial value of unfunded pension liability		(4.8)		(4.3)		(4.5)
Related deferred tax asset		—		—		1.4

Net pension liability		(35.2)		(46.2)		(15.6)

(c)
Analysis of the amounts charged or credited to the profit and loss account are:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Analysis of amount charged to operating costs:
Current service cost	2.2	1.8	3.6

Analysis of amount charged to other finance (expense)/income:
Expected return on pension scheme assets	5.7	6.7	7.2
Interest on pension scheme liabilities	(7.2)	(7.0)	(6.8)

Other finance (expense)/income	(1.5)	(0.3)	0.4

Net profit and loss charge	3.7	2.1	3.2

Analysis of amount recognized in statement of total recognized gains and losses:
Actual return less expected return on pension schemes' assets	5.5	(20.3)	(19.2)
Experience gains/(losses) arising on the schemes' liabilities	6.8	(0.9)	4.4
Changes in assumptions underlying the present value of the schemes' liabilities	(12.0)	(2.4)	—

Actuarial gain/(loss) recognized in the statement of total recognized gains and losses	0.3	(23.6)	(14.8)

Movement in deficit in the year:
Net deficit in the schemes at January 1	(41.9)	(17.9)	(2.4)
Current service cost	(2.2)	(1.8)	(3.6)
Employer contributions paid	1.9	1.7	2.5
Other finance (expense)/income	(1.5)	(0.3)	0.4
Actuarial gain/(loss)	0.3	(23.6)	(14.8)

Net deficit in the schemes at December 31	(43.4)	(41.9)	(17.9)

(d) History of experience gains and losses
Difference between the expected and actual return on scheme assets
Amount	5.5	(20.3)	(19.2)
Percentage of scheme assets (%)	5.6	(22.8)	(18.2)
Experience gains and losses on scheme liabilities
Amount	6.8	(0.9)	4.4
Percentage of the present value of scheme liabilities (%)	4.8	(0.7)	3.6
Total amount recognized in the statement of total recognized gains and losses
Amount	0.3	(23.6)	(14.8)
Percentage of the present value of scheme liabilities (%)	0.2	(18.0)	(12.0)

The Group will be making additional annual pension contributions of £3.5 million commencing on July 1, 2004, in order to comply with the Minimum Funding Requirements for the UK defined benefit plans.

The above plans are funded and have full United Kingdom Inland Revenue tax-exempt approval by which benefits are limited due to the statutory earnings cap (an Inland Revenue limit on the amount of earnings that can be made pensionable under the plans for members who joined after May 1989). Certain members whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of the basic salary only. The Company has contractually agreed to pay the additional retirement benefits itself and a provision at December 31, 2003 of £4.8 million (2002 £4.3 million; 2001 £4.5 million) is included in the net pension liability above. This represents the actuarial value as confirmed by the Company's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis, in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded plan) of £0.2 million (2002 £0.1 million; 2001 £1.0 million) and interest on the unfunded liability of £0.3 million (2002 £0.3 million; 2001 £0.2 million). Of this liability, £4.5 million (2002 £4.1 million) is in respect of Nicholas Brookes and is discussed below. The additional death-in-service benefits over the statutory cap are separately insured by the Company under an unapproved scheme.

Spirent has a contractual liability to pay Mr. Brookes an unfunded unapproved retirement benefit (UURB) as agreed when he joined the Company in 1995. At December 31, 2003, the provision in respect of this UURB stood at £4.5 million. Conditionally upon him remaining in employment until June 30, 2004, Mr. Brookes and the Company have agreed that he will commute all of his pension entitlement under the UURB in exchange for a lump sum payment of £3.7 million in cash, payable to him on July 1, 2004.

Defined Contribution Schemes

United Kingdom

The Group maintains defined contribution schemes for employees in the United Kingdom. These plans are known as "Cash Builder" or "Pension Builder" and employer contributions into these schemes for 2003 were £0.1 million (2002 nil; 2001 nil).

United States

The Group maintains defined contribution pension benefit plans for employees of its US subsidiaries. These plans, also known as 401(k) Plans, allows employees to defer a percentage of their salary for retirement. There are five different 401(k) Plans within the US group and each of these plans has different features regarding company contributions, maximum deferral percentages and investment choices. The investment choices offered are among a selection of diversified mutual funds offering a broad mix of investment return potential with varying levels of risk. In aggregate the company contributions to the various US plans totaled $4.4 million for 2003 (2002 $4.8 million; 2001 $5.6 million). Total assets in the defined contribution plans at the end of 2003 were $103.1 million (2002 $88.0 million; 2001 $153.2 million). There were no defined benefit plans in the United States in 2003.

Other Jurisdictions

Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and are defined contribution schemes.

Total contributions in respect of these schemes amounted to £0.2 million (2002 £0.1 million; 2001 £0.2 million).

Total company contributions to defined contribution schemes were £3.0 million (2002 £3.6 million; 2001 £5.5 million).

11.   Taxation

	Year ended December 31
			Restated
	2003	2002	2001
	(£ millions)
(a) Analysis of charge based on profit/(loss) for the year
Current tax
Corporation tax	—	4.8	10.1
Overseas taxation	4.9	(4.4)	18.4
Tax arising on disposals—overseas taxation	—	3.0	13.2
Under/(over) provision in prior years—UK tax	1.1	(1.3)	(0.4)
—Overseas taxation	(7.1)	(4.9)	—

	(1.1)	(2.8)	41.3
Share of joint venture's taxation	1.1	2.7	2.7
Share of associates' taxation	0.9	0.6	0.5

Total current tax charge	0.9	0.5	44.5

Deferred tax
Origination and reversal of timing differences	(0.3)	7.4	(12.1)
Reversal of deferred tax assets	—	19.0	—

Total deferred tax (credit)/charge	(0.3)	26.4	(12.1)

Total charge for the year	0.6	26.9	32.4

Analyzed by continuing and discontinued operations:

	Year ended December 31
			Restated
	2003	2002	2001
	(£ millions)
Continuing operations	0.6	26.9	16.4
Discontinued operations	—	—	16.0

Total charge for the year	0.6	26.9	32.4

The tax effect of the operating exceptional items was a tax credit of £1.7 million (2002 £3.5 million; 2001 £10.3 million). In respect of the non-operating exceptional items no charge arises (2002 £3.0 million; 2001 £13.2 million).

An exceptional deferred tax charge of £19.0 million arose in the period to December 31, 2002, as previously recognized tax assets were reversed due to insufficient evidence to support recognition of a deferred tax asset under FRS 19 "Deferred Tax."

In 2003 £12.6 million of deferred tax assets have been recognized on the pension fund deficit and credited to the statement of total recognized gains and losses. In 2002 a charge of £5.4 million arises in the restated statement of total recognized gains and losses as the deferred tax asset, which would have previously been recognized on the pension fund deficit had FRS 17 "Retirement Benefits" been implemented, has been written off due to the reasons discussed above.

A charge of £0.1 million (2002 nil; 2001 £4.5 million credit) arises on the actuarial gain or loss and this has been included in the statement of total recognized gains and losses.

Profit/(loss) before taxation is analyzed as follows:

	Year ended December 31
		Restated	Restated
	2003	2002	2001
	(£ millions)
United Kingdom	(21.1)	(1.2)	25.7
Overseas	21.4	(1,022.2)	(757.1)

	0.3	(1,023.4)	(731.4)

(b)
The current tax charge for the year is higher than the standard rate of corporation tax in the United Kingdom of 30% (2002 30%; 2001 30%). The differences are explained as follows:

	Year ended December 31
		Restated	Restated
	2003	2002	2001
	(£ millions)
Profit/(loss) before tax	0.3	(1,023.4)	(731.4)

Profit/(loss) before tax multiplied by standard rate of corporation tax	0.1	(307.0)	(219.4)
Expenses not deductible for tax (primarily goodwill impairment and amortization)	7.3	317.5	244.0
Tax arising on disposals	—	3.0	8.8
Different tax rates on overseas earnings and other adjustments	(0.8)	0.6	(0.4)
Tax over provided in previous years	(6.0)	(6.2)	(0.4)
Movements in timing differences	0.3	(7.4)	11.9

Total current tax charge	0.9	0.5	44.5

A reconciliation of the profit/(loss) before tax at the UK statutory rate of corporation tax to the tax charge for the year is as follows:

	Year ended December 31
		Restated	Restated
	2003	2002	2001
	(£ millions)
Profit/(loss) before tax at the UK statutory rate	0.1	(307.0)	(219.4)
Adjusted for:
Permanent differences arising on amortization and impairment	2.9	293.8	243.4
Tax over provided in previous years	(6.0)	(6.2)	(0.4)
Taxation arising on disposals	—	17.5	8.8
Other permanent adjustments	4.3	0.5	(1.3)
Overseas rate differences	(0.7)	0.3	1.3
Reversal of deferred tax assets	—	19.0	—
Timing differences on exceptional items	—	9.0	—

Tax charge for the year	0.6	26.9	32.4

(c)
Factors that may affect future tax charges

Deferred tax assets of £18.3 million (2002 £20.1 million; 2001 nil) arising principally on timing differences in the United States and United Kingdom have not been recognized. These assets can only be realized when they reverse against suitable taxable profits. Although the directors ultimately expect to realize these assets, there is currently insufficient evidence under FRS 19 "Deferred Tax" to recognize a deferred tax asset in respect of these timing differences.

The Group has tax losses arising in the United States of £70.1 million (2002 £23.1 million; 2001 £19.9 million) and in the United Kingdom of £24.8 million (2002 £10.2 million; 2001 nil) that are available for offset against future taxable profits. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

In total, deferred tax assets amounting to £50.3 million (2002 £31.2 million; 2001 £7.0 million) have not been recognized on unutilized losses and timing differences.

No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates and the joint venture. No deferred tax asset has been recognized in respect of the tax deduction which may be available on the future exercise of stock options.

12.   Loss per Share

Loss per share is calculated by reference to the loss for the year and the number of Ordinary shares in issue during the year as follows:

	Year ended December 31
		Restated
	2003	2002	2001
	(£ millions)
Basic loss attributable to shareholders	(0.5)	(1,050.7)	(764.0)
Operating exceptional items:
Other	7.5	41.6	34.9
Goodwill impairment	—	923.3	724.6
Goodwill amortization	9.7	56.1	86.6
Exceptional item—(profit)/loss on disposal and closure of operations	(3.6)	48.4	(14.5)
Exceptional interest charge	16.1	—	—
Prior year tax credit	(6.0)	(6.2)	—
Attributable taxation on exceptional items	(1.7)	(3.5)	(10.3)
Attributable taxation on the loss on disposal of operations	—	3.0	13.2
Reversal of deferred tax assets	—	19.0	—

Headline earnings attributable to shareholders	21.5	31.0	70.5

	(Number)
Weighted average number of shares in issue (millions)—basic and headline	929.3	922.5	915.1
Dilutive potential of employee share options	—	—	—

Weighted average number of shares in issue (millions)—diluted	929.3	922.5	915.1

	(pence)
Basic loss per share	(0.05)	(113.90)	(83.49)

Headline earnings per share	2.31	3.36	7.70

Diluted loss per share	(0.05)	(113.90)	(83.49)

The shares in issue used to calculate basic and headline (loss)/earnings per share exclude the shares held by the Spirent Qualifying Employee Share Ownership Trust (QUEST), and by the Spirent Share Ownership Trust (ESOT) in accordance with FRS 14 "Earnings per Share".

13.   Intangible Assets

Goodwill

(£ millions)
Cost:
At January 1, 2002	1,831.0
Increase during the year (note 32)	51.0
Disposal of operations (note 33)	(8.1)
Exchange adjustment	(31.0)

At December 31, 2002	1,842.9
Increase during the year (note 32)	2.7
Disposal of operations (note 33)	(4.1)
Exchange adjustment	(56.0)

At December 31, 2003	1,785.5

Amortization:
At January 1, 2002	843.3
Provided during the year	56.1
Goodwill impairment	836.3
Disposal of operations (note 33)	(1.6)
Exchange adjustment	(4.8)

At December 31, 2002	1,729.3
Provided during the year	9.7
Disposal of operations (note 33)	(3.5)
Exchange adjustment	(51.6)

At December 31, 2003	1,683.9

Net book value at December 31, 2003	101.6

Net book value at December 31, 2002	113.6

Goodwill is amortized principally over 20 years.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.   Tangible Assets

	Land and buildings
	Freehold	Long lease	Short lease	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Cost:
At January 1, 2002	18.2	14.5	25.0	128.4	79.7	265.8
Exchange adjustment	(1.9)	(0.1)	(0.9)	(8.6)	(6.0)	(17.5)
Additions by acquisition (note 32)	—	—	—	—	0.8	0.8
Additions—owned assets	3.2	0.2	0.9	12.8	10.5	27.6
—leased assets	—	—	—	—	0.2	0.2
Inter-class transfers	(1.5)	—	—	0.9	0.6	—
Disposals	(1.1)	(0.1)	(0.7)	(2.6)	(6.4)	(10.9)
Disposal of operations (note 33)	—	(3.6)	(0.2)	(12.9)	(8.7)	(25.4)

At December 31, 2002	16.9	10.9	24.1	118.0	70.7	240.6
Exchange adjustment	(0.8)	0.1	(0.9)	(4.1)	(4.0)	(9.7)
Additions—owned assets	0.3	—	0.2	11.6	4.6	16.7
—leased assets	—	—	—	—	0.3	0.3
Disposals	—	—	(0.4)	(4.0)	(3.8)	(8.2)
Disposal of operations (note 33)	—	—	(0.6)	(0.8)	(1.2)	(2.6)

At December 31, 2003	16.4	11.0	22.4	120.7	66.6	237.1

Depreciation:
At January 1, 2002	2.7	1.7	2.9	82.7	38.2	128.2
Exchange adjustment	(0.3)	—	(0.3)	(4.9)	(3.5)	(9.0)
Provided during the year	0.4	0.6	1.9	14.4	16.3	33.6
Disposals	(0.1)	(0.1)	(0.2)	(1.2)	(3.4)	(5.0)
Disposal of operations (note 33)	—	(0.7)	—	(10.0)	(6.5)	(17.2)

At December 31, 2002	2.7	1.5	4.3	81.0	41.1	130.6
Exchange adjustment	(0.2)	—	(0.6)	(2.8)	(3.3)	(6.9)
Provided during the year	0.4	0.3	2.0	14.6	12.0	29.3
Fixed asset write down	—	—	3.2	—	—	3.2
Disposals	—	—	(0.2)	(3.6)	(3.6)	(7.4)
Disposal of operations (note 33)	—	—	(0.2)	(0.7)	(1.0)	(1.9)

At December 31, 2003	2.9	1.8	8.5	88.5	45.2	146.9

Net book value at December 31, 2003	13.5	9.2	13.9	32.2	21.4	90.2

Net book value at December 31, 2002	14.2	9.4	19.8	37.0	29.6	110.0

Tangible assets include the following amounts in respect of finance leased assets:

	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Net book value at January 1, 2002	0.6	0.5	1.1
Depreciation provided during the year	0.1	0.3	0.4
Net book value at December 31, 2002	0.4	0.7	1.1
Depreciation provided during the year	—	0.3	0.3
Net book value at December 31, 2003	0.4	0.6	1.0

15.   Capital Commitments and contingent liabilities

	At December 31
	2003	2002
	(£ millions)
Capital expenditure commitments:
Contracted but not provided	1.5	1.4

16.   Investment in Joint Venture

(£ millions)
At January 1, 2002	44.3
Share of retained profit	3.5
Exchange adjustment	2.3

At December 31, 2002	50.1
Share of retained profit	1.4
Additions	0.5
Disposal (note 33)	(54.3)
Exchange adjustment	2.6

At December 31, 2003	0.3

The joint venture company at December 31, 2003 was:

	% holding	Nature of business
Spirent DM Limited	40	Communications

The joint venture companies as at December 31, 2002 were as follows:

	% holding	Nature of business
Wago Kontakttechnik GmbH	51	Interconnection products
Wago Contact SA	51	Interconnection products

On April 4, 2003, Spirent divested of its 51% interests in WAGO.

Additional disclosures in respect of the joint ventures are as follows:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Profit and loss account
Turnover	22.4	75.6	78.3

Profit before tax	2.5	6.7	8.8
Taxation	(1.1)	(2.7)	(2.7)

Profit after tax	1.4	4.0	6.1

	At December 31
	2003	2002
	(£ millions)
Balance sheet
Fixed assets	0.3	34.4
Current assets	—	38.5

Share of gross assets	0.3	72.9

Liabilities due within one year	—	9.8
Liabilities due after more than one year	—	11.3
Minority interests	—	1.7

Share of gross liabilities	—	22.8

Share of net assets	0.3	50.1

17.   Investment in Associates

	Goodwill	Share of retained profit and reserves	Total
	(£ millions)
At January 1, 2002	6.5	11.8	18.3
Share of retained profit	—	0.3	0.3
Goodwill	(5.8)	0.6	(5.2)
Amortization of goodwill	(0.2)	—	(0.2)
Exchange adjustment	(0.5)	0.6	0.1

At December 31, 2002	—	13.3	13.3
Share of retained profit	—	1.1	1.1
Exchange adjustment	—	0.2	0.2

At December 31, 2003	—	14.6	14.6

At December 31, 2001 the Group held a 16% interest in Caw Networks, Inc acquired on October 16, 2001 at a cost of £6.4 million including expenses. On August 15, 2002 the remaining, then, 85% of Caw was acquired by the Group.

The associated companies at December 31, 2002 and 2003 were as follows:

	% holding	Nature of business
Tyton Company of Japan	49	Cable management products
3M/ECC	20	Cable management products

18.   Stocks

	At December 31
	2003	2002
	(£ millions)
Raw materials	12.6	16.6
Work in progress	5.0	8.9
Finished goods	37.4	36.0

	55.0	61.5

19.   Debtors

	At December 31
	2003	2002
	(£ millions)
Due within one year:
Trade debtors	69.5	79.1
Owed by associates	0.2	0.4
Other debtors	8.2	6.3
Prepayments and accrued income	7.3	9.5

	85.2	95.3

Due after one year:
Other debtors	0.2	0.2
Prepayments	1.5	1.8

	1.7	2.0

Total debtors	86.9	97.3

Trade debtors at December 31, 2003 are stated after deducting provisions for bad and doubtful debts of £1.6 million (2002 £7.1 million).

20.   Notes to the Cash Flow Statement

	Year ended December 31
	2003	2002	2001
	(£ millions)
Returns on Investments and Servicing of Finance
Interest received	3.6	4.0	3.3
Interest paid	(12.6)	(14.7)	(27.1)
Interest element of finance lease rental payments	(0.5)	(0.1)	(0.1)
Exceptional interest paid	(13.7)	—	—

Net cash outflow for returns on investments and servicing of finance	(23.2)	(10.8)	(23.9)

Taxation
Corporation tax paid	(3.3)	(11.9)	(4.3)
Overseas tax received/(paid)	12.2	7.7	(16.7)

Tax received/(paid)	8.9	(4.2)	(21.0)

Capital Expenditure and Financial Investment
Capital expenditure	(16.7)	(27.6)	(59.4)
Receipts from sales of tangible assets	0.9	1.8	1.1
Sale of own shares	—	—	0.6

Net cash outflow for capital expenditure and financial investment	(15.8)	(25.8)	(57.7)

Acquisitions and Disposals
Acquisition of subsidiaries (note 32)	(1.1)	(49.2)	7.2
Acquisition of joint venture	(0.5)	—	—
Acquisition of associates	—	—	(6.4)
Disposal of operations (note 33)	62.0	55.6	148.8

Net cash inflow for acquisitions and disposals	60.4	6.4	149.6

Management of Liquid Resources
Sale of investments	0.1	0.2	3.6

Financing
Issue of share capital	0.7	2.4	4.9
New loans	9.4	75.7	28.5
Repayment of loans	(152.9)	(23.6)	(185.4)
Repayment of capital element of finance lease rentals	(0.8)	(0.7)	(0.8)

Net cash (outflow)/inflow from financing	(143.6)	53.8	(152.8)

21.   Analysis of Changes in Net Debt

	January 1, 2001	Cash flow	Non cash changes	Exchange adjustment	December 31, 2001
	(£ millions)
Cash at bank and in hand	28.6	(0.7)	—	(0.3)	27.6
Overdrafts	(2.2)	1.7	—	0.1	(0.4)

Net cash	26.4	1.0	—	(0.2)	27.2
Current asset investments	3.9	(3.6)	—	—	0.3
Bank loans due within one year	(16.7)	6.9	—	(0.2)	(10.0)
Other loans and finance lease obligations due within one year	(0.9)	0.1	—	—	(0.8)

Net liquid funds	12.7	4.4	—	(0.4)	16.7
Senior unsecured loan notes due after one year	(145.8)	(0.1)	—	(3.0)	(148.9)
Bank loans due after one year	(170.1)	149.8	—	(3.9)	(24.2)
Other loans and finance lease obligations due after one year	(23.2)	1.0	(0.8)	0.3	(22.7)

Net debt	(326.4)	155.1	(0.8)	(7.0)	(179.1)

	January 1, 2002	Cash flow	Non cash changes	Exchange adjustment	December 31, 2002
	(£ millions)
Cash at bank and in hand	27.6	56.8	—	(0.9)	83.5
Overdrafts	(0.4)	(0.2)	—	—	(0.6)

Net cash	27.2	56.6	—	(0.9)	82.9
Current asset investments	0.3	(0.2)	—	—	0.1
Bank loans due within one year	(10.0)	9.6	—	—	(0.4)
Other loans and finance lease obligations due within one year	(0.8)	0.2	(0.2)	—	(0.8)

Net liquid funds	16.7	66.2	(0.2)	(0.9)	81.8
Senior unsecured loan notes due after one year	(148.9)	—	—	13.9	(135.0)
Bank loans due after one year	(24.2)	(75.5)	—	0.3	(99.4)
Other loans and finance lease obligations due after one year	(22.7)	14.3	(0.2)	(0.6)	(9.2)

Net debt	(179.1)	5.0	(0.4)	12.7	(161.8)

	January 1, 2003	Cash Flow	Non cash changes	Exchange adjustment	December 31, 2003
	(£ millions)
Cash at bank and in hand	83.5	(44.8)	—	(1.1)	37.6
Overdrafts	(0.6)	(0.1)	—	—	(0.7)

Net cash	82.9	(44.9)	—	(1.1)	36.9
Current asset investments	0.1	(0.1)	—	—	—
Bank loans due within one year	(0.4)	—	—	—	(0.4)
Other loans and finance lease obligations due within one year	(0.8)	0.1	—	—	(0.7)

Net liquid funds	81.8	(44.9)	—	(1.1)	35.8
Senior unsecured loan notes due after one year	(135.0)	47.0	(0.2)	7.4	(80.8)
Bank loans due after one year	(99.4)	96.6	(0.6)	0.1	(3.3)
Other loans and finance lease obligations due after one year	(9.2)	0.6	(0.3)	(0.3)	(9.2)

Net debt	(161.8)	99.3	(1.1)	6.1	(57.5)

22.   Current Asset Investments

	December 31
	2003	2002
	(£ millions)
Listed	—	0.1

Market value listed securities	—	0.1

23.   Creditors Due within One Year

	At December 31
	2003	2002
	(£ millions)
Trade creditors	27.6	23.6
Payments received on account	—	0.4
Owed to joint venture	—	0.3
Owed to associates	0.8	0.6
Other creditors	10.0	8.7
Accruals and deferred income	42.9	50.1
Corporation tax—UK and overseas	24.7	19.5
Other taxes and social security costs	5.3	4.3

	111.3	107.5

24.   Loans and Overdrafts

	At December 31
	2003	2002
	(£ millions)
Bank overdrafts:
Secured	0.7	0.5
Unsecured	—	0.1
Bank loans due within one year (note 27)	0.4	0.4
Other loans and finance lease obligations due within one year (note 27)	0.7	0.8

	1.8	1.8

Where applicable, overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The weighted average interest rate payable on the bank overdrafts is 3.6% (2002 4.1%).

25.   Creditors Due After More Than One Year

	At December 31
	2003	Restated 2002
	(£ millions)
Senior unsecured loan notes (note 28)	80.8	135.0
Bank loans (note 27)	3.3	99.4
Other loans and finance lease obligations (note 27)	9.2	9.2
Other creditors	1.3	1.6
Deferred income	0.4	2.6
Pension	0.6	0.5

	95.6	248.3

26.   Provisions for Liabilities and Charges

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Deferred Taxation
At January 1	2.4	(24.3)	(13.7)
Exchange adjustment	(0.3)	1.4	(0.5)
Transfer to pension liability	0.5	(1.4)	1.6
Disposal of subsidiaries (note 33)	—	0.3	0.4
(Credited)/charged during the year (note 11)	(0.3)	26.4	(12.1)

At December 31	2.3	2.4	(24.3)

	At December 31
	2003	2002
	(£ millions)
Deferred taxation provided:
Capital allowances in advance of the corresponding charges for depreciation	1.4	1.7
Other short-term timing differences	0.9	0.7

	2.3	2.4

In accordance with FRS 19, deferred tax assets have not been recognized in respect of total tax losses of £94.9 million (2002 £33.3 million). In addition, deferred tax assets of £18.3 million (2002 £20.1 million), arising principally in respect of timing differences, have not been recognized (see note 11).

	Year ended December 31
	2003	2002
	(£ millions)
Other provisions
Lease provisions
At January 1	26.0	—
Charged during the year	1.0	20.2
Released during the year	(1.8)	—
Transfers (out)/in	(1.0)	9.0
Utilized during the year	(5.1)	(1.8)
Exchange adjustment	(1.2)	(1.4)

	17.9	26.0

The lease provisions are for the continuing obligations under leases in respect of properties which have been vacated by the Group.

27.   Loans and Finance Lease Obligations

	At December 31
	2003	2002
	(£ millions)
Secured:
Bank loans not wholly repayable within five years	—	2.2
Bank loans wholly repayable within five years	3.7	2.1
Other loans not wholly repayable within five years	0.7	—
Finance lease obligations	9.2	9.5

	13.6	13.8

Unsecured:
Bank loans wholly repayable within five years	—	96.2
Other loans wholly repayable within five years	—	0.5

	—	96.7

Less debt issuance costs	—	(0.7)

	13.6	109.8

Repayment schedules for amounts due at December 31 are as follows:
Bank loans:
After five years	—	2.2
Between two and five years	2.8	1.3
Between one and two years	0.5	96.6

Due after more than one year	3.3	100.1
Less debt issuance costs	—	(0.7)

Due after more than one year (note 25)	3.3	99.4
Due within one year	0.4	0.4

Total bank loans	3.7	99.8

Other loans and finance leases:
After five years	7.0	7.1
Between two and five years	1.5	1.5
Between one and two years	0.7	0.6

Due after more than one year (note 25)	9.2	9.2
Due within one year (note 24)	0.7	0.8

Total other loans and finance leases	9.9	10.0

	13.6	109.8

Where applicable loans are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The long-term secured loans are repayable in 2017 and bear interest at an average rate of 4.0%.

Repayment schedules for loans and finance leases at December 31, 2003 are as follows:

			Finance Leases
	Bank Loans	Other Loans
			Capital	Interest	Total
	(£ millions)
Due within one year	0.4	—	0.7	0.5	1.6
Between one and two years	0.5	—	0.7	0.4	1.6
Between two and three years	0.5	—	0.5	0.4	1.4
Between three and four years	0.3	—	0.5	0.4	1.2
Between four and five years	2.0	—	0.5	0.4	2.9
After five years	—	0.7	6.3	0.9	7.9

	3.7	0.7	9.2	3.0	16.6

28.   Senior Unsecured Loan Notes

	At December 31
	2003	2002
	(£ millions)
Due after more than one year
Senior unsecured loan notes 2006	3.6	6.2
Senior unsecured loan notes 2009	77.4	129.2

	81.0	135.4
Less debt issuance costs	(0.2)	(0.4)

Due after more than one year (note 25)	80.8	135.0

At December 31, 2003 the following loan notes were in issue:

(a)
$6.4 million bearing interest at 9.19% repayable on November 23, 2006

(b)
$41.9 million bearing interest at 9.31% repayable on November 23, 2009

(c)
$76.1 million bearing interest at 9.41% repayable on November 23, 2009

(d)
$19.8 million bearing interest at 10.00% repayable on November 23, 2009. An interest rate derivative was entered into in 1999 to reduce the effective interest rate to 9.53%

Loan notes are repayable:

(i)
at maturity or,

(ii)
at any time at Spirent's option in an amount of not less than 5% of the aggregate principal amount then outstanding plus a "make whole" amount.

29.   Financial Risk Management

The primary objective of the treasury function is to reduce financial risk and to ensure that sufficient liquidity is available to the Group. It operates within a framework of policies and guidelines laid down by the Board that are subject to regular review.

Objectives, Policies and Strategies

The major treasury activities encompass raising finance and managing the Group's interest rate and currency exposures. Financial instruments including derivatives are used to manage these exposures when deemed appropriate. Speculative treasury transactions are expressly forbidden.

Financing

The Group's policy is to finance its operations through a combination of retained earnings and external financing raised principally by the parent company. Debt is largely sourced from the syndicated bank market and the US private placement market.

At December 31, 2003, the amount of private placement debt was $144.2 million, equivalent to £81.0 million at December 31, 2003 exchange rates. These notes have maturity dates in 2006 and 2009.

Committed bank facilities amounted to £60 million at December 31, 2003 of which there were no amounts drawn. These facilities were due to mature in July 2004 but in February 2004 were replaced with a 364-day bank facility of £30 million. This facility has a six-month term-out option.

Further details on the sources of funding are set out below.

Interest Rate Management

The objective of our interest rate management policy is to reduce the volatility of the interest charge. Interest rate exposure is managed through an optimum mix of fixed and floating rate debt and the use of interest rate swaps.

At December 31, 2003 the Group's borrowings were composed of 57% of fixed rate debt. This excludes $72.1 million of private placement notes which have been swapped into floating rates through the use of an interest rate swap which terminates on November 23, 2009. The swap is callable at the counterparties' option at six-monthly intervals.

The interest profile of Spirent's cash and borrowings at the year end is detailed below.

The normal interest charge was £9.3 million (2002 £12.3 million; 2001 £22.8 million). A one percentage point movement in short-term dollar interest rates based on the year-end position would impact profit before tax by approximately £0.2 million.

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

Translation exposures of the operating results or net assets of our overseas subsidiaries are not actively hedged since these are an accounting, not a cash, exposure. To provide a partial hedge we match, as far as possible, the currency of our borrowings with the currency profile of profits and net assets.

Details of the currencies of borrowings are set out in the table below.

At the year end the balance sheet translation exposure was 61% hedged (2002 70%).

During the year, sterling strengthened against the US dollar, the main currency to which the Group is exposed.

(a)    Interest Rate Risk

The interest rate profile of the Group's financial assets and liabilities at December 31, after taking into account interest rate swaps was as follows:

	At December 31, 2003
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	8.5	0.4	8.9
US dollars	17.2	1.1	18.3
Euro	4.0	0.6	4.6
Other	4.3	1.7	6.0

	34.0	3.8	37.8

	At December 31, 2002
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	61.1	0.1	61.2
US dollars	10.1	1.0	11.1
Euro	5.6	1.3	6.9
Other	3.5	1.1	4.6

	80.3	3.5	83.8

The financial assets of the Group comprise:

	At December 31
	2003	2002
	(£ millions)
Debtors due after more than one year (excluding prepayments) (note 19)	0.2	0.2
Current asset investments (note 22)	—	0.1
Cash at bank and in hand (note 21)	37.6	83.5

	37.8	83.8

Floating rate financial assets comprised cash deposits at call, seven-day and monthly rates.

The weighted average period to maturity for financial assets on which no interest is paid is less than one year.

	At December 31, 2003
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
US dollars	43.7	40.4	1.3	85.4
Euro	10.0	0.4	—	10.4
Other	0.2	0.4	—	0.6

	53.9	41.2	1.3	96.4

	At December 31, 2002
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	84.4	—	84.4
US dollars	37.8	112.3	1.6	151.7
Euro	10.1	0.4	—	10.5
Other	0.2	0.2	—	0.4

	48.1	197.3	1.6	247.0

	At December 31, 2003			At December 31, 2002
Financial liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities
	(%)	(years)	(years)	(%)	(years)	(years)
Sterling	11.5	2.3	—	11.5	3.3	—
US dollars	9.2	5.6	5.2	8.3	6.2	4.9
Euro	5.7	12.8	—	5.8	13.3	—
Other	11.2	2.1	—	13.9	2.8	—
Group	8.6	6.9	5.2	7.8	7.7	4.9

The financial liabilities of the Group comprise:

	At December 31
	2003	2002
	(£ millions)
Bank overdrafts, current installment of loans and finance lease obligations (note 24)	1.8	1.8
Senior unsecured loan notes due after more than one year (note 25)	80.8	135.0
Bank loans due after more than one year (note 25)	3.3	99.4
Other loans and finance lease obligations due after more than one year (note 25)	9.2	9.2
Other creditors falling due after more than one year (note 25)	1.3	1.6

	96.4	247.0

The floating rate liabilities at December 31, 2003 comprise primarily $72.1 million (2002 $163.4 million) of the senior unsecured loan notes for which an interest rate swap is in place. Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

(b)    Maturity of Financial Liabilities

The maturity profile of the Group's financial liabilities is as follows:

	At December 31
	2003	2002
	(£ millions)
In one year or less, or on demand	1.8	1.9
In more than one year but not more than two years	1.2	96.5
In more than two years but not more than five years	7.8	9.0
In more than five years	85.6	139.6

	96.4	247.0

Undrawn Committed Borrowing Facilities:
Expiring in one year or less	61.5	24.8
Expiring in more than one year but not more than two years	—	73.4

	61.5	98.2

The committed borrowing facilities are comprised primarily of a £60 million multi-currency revolving credit facility.

At December 31, 2003 the commitment fees payable on the unutilized portion of the loan facilities are 0.75% on the undrawn, uncanceled amount.

The Group put in place a £30 million 364-day working capital facility effective from February 18, 2004 with a six month term-out option to replace this £60 million facility. The commitment fee on this facility is 0.65% per annum on the undrawn, uncanceled amount.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

29.   Financial Risk Management (Continued)

(c)    Currency Exposure of Financial Assets and Liabilities

The tables show the net unhedged monetary assets and liabilities of Group companies at December 31. These monetary assets and liabilities are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

At December 31, 2003 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	(1.0)	0.6	—	(0.4)
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	(0.8)	(1.5)	—	0.2	(2.1)
Other	(1.9)	1.7	(0.9)	0.6	(0.5)

	(3.0)	(0.8)	(0.4)	0.8	(3.4)

At December 31, 2002 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.2	1.0	(0.1)	1.1
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	0.3	0.3	—	0.2	0.8
Other	(0.4)	2.8	—	0.1	2.5

	(0.4)	3.3	0.9	0.2	4.0

(d)
Fair Value of Financial Instruments

	As at December 31
	2003		2002
	Book Value	Fair Value	Book Value	Fair Value
	(£ millions)
Primary financial instruments held or issued to finance the Group's operations:
Short-term borrowings and current portion of long-term borrowings	(1.8)	(1.8)	(1.8)	(1.8)
Long-term senior unsecured loan notes	(80.8)	(97.0)	(135.0)	(153.1)
Other long-term borrowings	(12.5)	(11.8)	(108.6)	(107.7)
Cash and other liquid funds	37.6	37.6	83.5	83.5
Current asset investments	—	—	0.1	0.1
Other financial assets	0.2	0.2	0.2	0.2
Other financial liabilities	(1.3)	(1.3)	(1.6)	(1.6)

	(58.6)	(74.1)	(163.2)	(180.4)
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps	—	(1.3)	—	0.4
Forward foreign exchange contracts	—	0.4	—	0.5

	(58.6)	(75.0)	(163.2)	(179.5)

The derivative financial instruments are as follows:

(a)
Interest rate swaps for $72.1 million (£40.5 million). The swaps terminate on November 23, 2009 and can be canceled at the bank's option at six monthly intervals with no mark to market settlement. The swaps have been transacted with two banks and are split $48.0 million and $24.1million between them. The terms of the $48.0 million swap allow for either party to exercise a break on November 23, 2005 or November 23, 2008. The swap for $24.1 million allows for either party to exercise a break at November 23, 2005. If a break is exercised a mark to market settlement is made at the fair value. At December 31, 2003, the fair value was £1.3 million which would have been payable by Spirent to the banks.

(b)
Forward foreign exchange contracts used to hedge material transactional exposures.

(e)
Hedges

The Group's policy is to hedge a proportion of its transactional currency exchange exposures using forward foreign currency contracts and its interest rate exposures by using interest rate swaps.

Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged itself is recognized.

Unrecognized gains and losses on instruments used for hedging are as follows:

	Year ended December 31
	2003			2002
	Gains	Losses	Total net gains/losses	Total net gains/losses
	(£ millions)
Unrecognized gains/(losses) at January 1	1.1	(0.2)	0.9	(1.2)
Gains/(losses) arising in previous years recognized in the year	1.1	(0.2)	0.9	(1.2)

Gains/(losses) arising before January 1 that were not recognized in the year	—	—	—	—
Gains/(losses) arising in the year that were not recognized	0.4	(1.3)	(0.9)	0.9

Unrecognized gains/(losses) on hedges at December 31	0.4	(1.3)	(0.9)	0.9

Expected to be recognized:
In one year or less	0.4	—	0.4	0.5
In later years	—	(1.3)	(1.3)	0.4

	0.4	(1.3)	(0.9)	0.9

30.   Operating Lease Commitments

Annual commitments which expire:

	At December 31
	2003	2002
	(£ millions)
In respect of land and buildings (subject to periodic rent reviews):
Within one year	0.3	0.6
In the second to fifth years	5.2	5.7
Over five years	4.4	5.8

	9.9	12.1

In respect of plant and equipment:
Within one year	0.4	0.1
In the second to fifth years	0.1	0.4

	0.5	0.5

The aggregate payments, for which there are commitments under operating leases at December 31, 2003 fall due as follows:

	Land and Buildings	Plant and Equipment	Total
	(£ millions)
Due within one year	9.9	0.5	10.4
Between one and two years	9.1	0.3	9.4
Between two and three years	7.7	0.3	8.0
Between three and four years	6.5	0.1	6.6
Between four and five years	4.7	0.1	4.8
After five years	16.7	0.1	16.8

	54.6	1.4	56.0

31.   Share Options

The Group has the following share option schemes and share incentive arrangements.

(a)
1985 and 1995 Executive Share Option Schemes (ESOS)

The Inland Revenue approved 1995 ESOS was introduced on the expiry of the 1985 ESOS and incorporates the guidelines issued by the Association of British Insurers (ABI) at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the United Kingdom and overseas. There are currently 593 participating executives in the ESOS.

Awards under the 1995 ESOS, normally determined annually, are at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No price is payable on the grant of an option and no options have been, or can be, granted at a discount to the market price.

The normal exercise period for options granted under the 1985 and 1995 ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the 1995 ESOS are subject to the achievement of an earnings per share (EPS) performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, there has been an increase in EPS which is at least 6% more than the increase in the Retail Price Index over the same period.

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

(b)
International Executive Share Option Scheme (IESOS)

Certain executives in the United States have previously been granted unapproved options under the IESOS with participation and awards being at the discretion of the Remuneration Committee. Options are exercisable unconditionally and normally between the third and tenth anniversary of the date of grant. Again, no options have been granted at a discount to the market price. The IESOS is closed and has been replaced by the unapproved arrangements to the 1995 ESOS referred to in (a) above.

(c)
Spirent Stock Option Plan (SSOP)

The SSOP was introduced following shareholder approval at the Company's 2000 Annual General Meeting (AGM). This discretionary plan is primarily targeted at selected employees in the Communications group with grants normally determined annually by reference to the seniority and contribution of the individual, together with the performance of the relevant business and prevailing local market practice. Under the SSOP, grants are also permitted to selected newly hired and promoted employees on a monthly basis.

Options normally vest over four years, provided that the employee remains in employment. The options become 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis. Any options not exercised will lapse on the seventh anniversary of grant. No pre-exercise performance conditions attach to options granted under the SSOP.

Following an Extraordinary General Meeting (EGM) held in July 2003, shareholder approval was received for an Option Exchange Program under which existing qualifying SSOP options with an exercise price of 140 pence per share or greater (Underwater Options) were exchanged for a reduced number of newly-issued options (Replacement Options). On September 18, 2003, the Company accepted for exchange 27.5 million Underwater Options for a grant of 4.9 million Replacement Options. In accordance with the EGM authority, the exercise price per Ordinary share of a Replacement Option was 67.5 pence, being the fair market value of an Ordinary share on the date of grant plus 20% of that market value.

In December 2003, the Remuneration Committee approved an annual grant of approximately 12 million options under the SSOP. In accordance with the terms of the EGM circular, the exercise of options under this grant will be partially satisfied by using 6.1 million Ordinary shares which were previously market-purchased and are currently held as unallocated by the Company's Employee Share Ownership Trust (ESOT). The remainder of the options will be satisfied by new-issued shares utilizing a combination of existing share capital headroom and a limited use of headroom released through the Option Exchange Program.

No further grants may be made under the SSOP after the 2004 AGM. However, the Remuneration Committee is currently reviewing long term incentive arrangements, particularly for employees within the Communications group and these proposed arrangements will require shareholder approval.

No price is payable on the grant of an option and no options have been, or can be, granted at a discount to the market price.

(d)
Netcom Amended and Restated Stock Option Plan (NARSOP)

Spirent completed the acquisition of Netcom Systems Inc. (Netcom) in July 1999. $44.5 million of the total consideration was satisfied through the rollover of outstanding vested and unvested options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million new Spirent shares (as adjusted) on substantially similar terms as previously existed under the NARSOP. The outstanding unvested options vest monthly from the date of acquisition during the remaining term of each individual grant and are not subject to any pre-exercise performance condition. All remaining outstanding options under the NARSOP became fully vested and exercisable from July 2003 onwards until they expire.

(e)
Zarak Amended and Restated Stock Option Plan (ZARSOP)

Out of a total consideration of approximately 44.9 million Ordinary shares issued for the acquisition of Zarak Systems Corporation (Zarak) in November 2000, approximately 3.8 million shares arose in connection with the rollover of outstanding options over Zarak shares into options over Spirent Ordinary shares which will vest over a period expiring in 2004 on substantially similar terms as previously existed under the ZARSOP. These options are primarily held by Zarak employees and have either a five or ten year life from the original date of grant.

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

(f)
Caw Amended and Restated Stock Plan (CARSP)

Out of a total initial consideration for the acquisition of Caw Networks, Inc. (Caw) in August 2002 of $49 million, approximately $4 million was in respect of Spirent Ordinary shares and options which arose on the rollover of outstanding options and shares under the previous Caw employee stock plan. The options and shares will vest over a period expiring in 2006 on substantially similar terms as previously existed under the CARSP. The options are held by Caw employees and have a ten year life from the original date of grant. Pursuant to the terms of the Merger Agreement for Caw, an additional cash payment of 78.8 cents is payable as each share vests or upon the vesting of an exercised option.

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

In accordance with the rules of the ESOS noted in (a) above, the Ordinary shares subject to rolled over options for the acquisition of Netcom, Zarak and Caw, or granted under the SSOP, do not count toward ABI scheme limits. The plans mentioned in (d) to (f) above are now closed to new entrants and no further awards of options can be made under them.

(g)
United Kingdom Savings Related Share Option Scheme (SRSOS)

The SRSOS is an Inland Revenue approved scheme and is open to all employees in the United Kingdom, subject to a qualifying service period. The employee enters into a Save-As-You-Earn contract with the Company's savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

No price is payable on the grant of an option. The option exercise price is calculated by reference to the middle market price of a Spirent Ordinary share on the business day prior to the beginning of the Invitation Period, discounted by up to 20% at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date, as elected by the option holder at the start of the contract.

The Company has established an employee share ownership trust (QUEST) to honor the contractual commitment to deliver Ordinary shares against the valid exercise of outstanding options under the SRSOS. Spirent QUEST Limited, a wholly-owned subsidiary of Spirent plc, acts as sole trustee to the QUEST. During 2003 no shares were transferred to participants. Spirent QUEST Limited has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in note 12.

(h)
United States Employee Stock Purchase Plan (ESPP)

The ESPP operates on a broadly similar basis to the SRSOS. It enables the Company to grant to eligible employees in the United States the right to acquire Spirent American Depositary Shares using proceeds of a savings contract. When joining the ESPP, participants enter into a contract to save up to 15% of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over a contract period of 12 months by way of regular payroll deductions.

No price is payable on the grant of a purchase right. The purchase price will be the market value of an Ordinary share either on the first day of the Offering Period or on the last day of the Offering Period, whichever is lower, less a 15% discount or, where shares are to be subscribed, their nominal value (if greater).

(i)
Global All Employee Share Purchase Plan (GAESPP)

The GAESPP was approved by shareholders in 2001 and offers employees in countries other than the United Kingdom or United States an opportunity to share in the Company's performance through share ownership. The GAESPP was implemented in Canada in January 2002 and operates on similar terms to the ESPP above, with participants entering into a 12 month contract to save up to 15% of basic salary (gross), subject to an individual maximum of Cdn $1,000 (net) per month.

The Company also operated the following incentive schemes during 2003, both of which utilized Ordinary shares purchased in the market (i.e. they have not involved the issue of new shares). No awards were made under either plan in the year to December 31, 2003.

(j)
Stock Appreciation Rights Plan (SARP)

The SARP was introduced in September 1999 as an interim incentive arrangement for the employees of Netcom following the closure of the NARSOP described in (d) and subsequently for certain other employees in the Communications group. Under the SARP, recruitment, promotion and recognition awards over Ordinary shares have been made in line with historic and local competitive market practice on a quarterly basis at the discretion of a committee of senior executives. The operation of the SARP reflects as far as practicable the now closed NARSOP. Accordingly, rights under the SARP vest over four years, 25% vesting one year after the date of grant and the remainder vesting on a monthly basis over a further 36 months. Rights granted are not subject to the fulfillment of any pre-exercise performance conditions.

The SARP will deliver the appreciation value (i.e. the aggregated increase in the market value of an Ordinary share over the rights price) in the form of existing Ordinary shares which have been purchased in the market by the Company's ESOT. The maximum number of shares over which SARP awards can be made is 5.25 million.

At December 31, 2003, the following rights were outstanding under the SARP:

Rights exercise dates	Rights price (p)	Number of rights outstanding
		(millions)
09.10.00–06.29.10	182–416	3.0
(k)
Long Term Share Purchase Plan (LTSPP)

At an Extraordinary General Meeting of the Company held on May 2, 2002, shareholders approved the future closure of the LTSPP and the substitution of further annual awards with a supplemental grant of options of equivalent value under the ESOS (see (a) above). Following a review of the LTSPP performance conditions (see below), it was determined that the initial performance conditions for the remaining performance units had not been met and all remaining LTSPP performance units lapsed on December 31, 2003.

Grants under the LTSPP had a six year performance period comprising two periods of three years each. Performance units, equivalent to shadow options, granted at the outset could only vest (in the form of an award split between Ordinary shares and cash) at the end of the first performance period. This was provided that the challenging performance criteria of both total shareholder return (TSR), as measured against a comparator group of companies (or other relevant index), and real share price growth (i.e. after taking inflation into account) had been met. One-third of the award had to be retained in the form of shares until the end of the second performance period. These shares would have been matched on a ratio of two shares for every one share retained. In order to encourage superior performance and to strengthen further the alignment of interest of participants with those of shareholders, participants may have chosen to invest some or all of their remaining cash award (i.e. up to two-thirds of the award) in shares and these would have been matched on a higher ratio of up to four shares for each one retained. No reward under the LTSPP could have been be made at the end of either performance period unless the Company's real share price growth was at least 5% per annum and also its TSR performance is ranked above the 60th percentile against the comparator group.

The Company established an ESOT as one method through which it could deliver Ordinary shares committed under the LTSPP with shares being held in trust prior to any vesting of awards.

No price was payable on the grant of a LTSPP performance unit and no performance units were granted at a discount to the market price.

At December 31, 2003, no performance units were outstanding under the LTSPP and the plan has now closed.

Spirent Employee Share Ownership Trust (ESOT)

At December 31, 2003 the ESOT held 11.2 million Ordinary shares to satisfy awards under various share based incentive schemes as described above. Of this number, 1.3 million Ordinary shares were unconditionally vested at December 31, 2003.

Movements in the options outstanding under the option schemes for the three years in the period ended December 31, 2003 and the related weighted average option prices are shown in the two tables below.

									Netcom Amended and Restated Stock Option Plan(2)
	1985 and 1995 Executive Share Option Scheme		International Executive Share Option Scheme		Spirent Stock Option Plan		Caw Amended and Restated Stock Plan(1)
										Weighted average option price
	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares
	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)
Options outstanding at January 1, 2001	11.5	186	0.2	104	13.2	431	—	—	16.3	46
Granted/transferred into plan	4.3	243	—	—	39.4	306	—	—	—	—
Exercised	(0.7)	142	—	—	—	—	—	—	(1.1)	37
Lapsed or canceled	(0.3)	204	—	—	(4.4)	418	—	—	(0.1)	113

Options outstanding at December 31, 2001	14.8	204	0.2	104	48.2	330	—	—	15.1	46
Granted/transferred into plan	5.4	128	—	—	42.1	99	1.2	12	—	—
Exercised	(0.1)	109	—	—	—	—	—	—	(2.0)	22
Lapsed or canceled	(2.2)	213	—	—	(10.7)	274	(0.1)	12	(0.2)	95

Options outstanding at December 31, 2002	17.9	181	0.2	104	79.6	215	1.1	12	12.9	49
Granted/transferred into plan	7.6	16	—	—	21.1	57	—	—	—	—
Exercised	—	—	—	—	(0.4)	16	(0.2)	11	(0.7)	20
Lapsed or canceled	(3.0)	183	—	—	(37.6)	307	(0.2)	10	(1.0)	59

Options outstanding at December 31, 2003	22.5	125	0.2	104	62.7	108	0.7	11	11.2	50

Options exercisable
At December 31, 2003	5.4	147	0.2	104	25.4	142	0.7	11	11.2	50
At December 31, 2002	7.5	150	0.2	104	21.0	320	1.1	12	12.7	48
At December 31, 2001	4.3	138	0.2	104	4.4	410	—	—	13.9	41

(1)
The exercise consideration for options under this plan is paid in US dollars and has been converted into sterling in the above table at an exchange rate of £1=$1.78, being the exchange rate on December 31, 2003.

(2)
Shares rolled over on acquisition of Netcom Systems Inc. in July 1999.

	Net-HOPPER Amended and Restated Plan(1)		Zarak Amended and Restated Stock Option Plan(2)		Savings Related Share Option Scheme		Employee Stock Purchase Plan(3)		Global All Employee Share Purchase Plan(3)
	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price
	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)
Options outstanding at January 1, 2001	1.1	65	3.8	164	4.9	142	1.9	102	—	—
Granted/transferred into plan	—	—	—	—	4.4	143	1.0	98	—	—
Exercised	(0.9)	58	(0.8)	84	(0.6)	97	(1.9)	102	—	—
Lapsed or canceled	—	—	(1.0)	188	(2.0)	277	—	—	—	—

Options outstanding at December 31, 2001	0.2	58	2.0	185	6.7	107	1.0	98	—	—
Granted/transferred into plan	—	—	—	—	4.0	41	3.0	14	0.3	14
Exercised	(0.2)	58	(0.1)	69	(0.8)	99	(1.0)	83	—	—
Lapsed or canceled	—	—	(0.8)	159	(4.6)	106	—	—	—	—

Options outstanding at December 31, 2002	—	—	1.1	220	5.3	61	3.0	14	0.3	14
Granted/transferred into plan	—	—	—	—	3.4	38	3.0	50	0.3	50
Exercised	—	—	—	—	—	—	(3.0)	14	(0.3)	14
Lapsed or canceled	—	—	(0.3)	167	(1.6)	69	—	—	—	—

Options outstanding at December 31, 2003	—	—	0.8	237	7.1	48	3.0	50	0.3	50

Options exercisable
At December 31, 2003	—	—	0.8	237	—	—	—	—	—	—
At December 31, 2002	—	—	1.0	220	0.1	135	—	—	—	—
At December 31, 2001	0.2	58	2.0	186	0.5	103	—	—	—	—

(1)
Shares rolled over on acquisition of Net-HOPPER Systems Inc in November 2000. The Net-HOPPER Amended and Restated Plan is now closed.

(2)
Shares rolled over on acquisition of Zarak Systems Corporation in November 2000.

(3)
The exercise price and the number of purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (that is, usually 12 months following the date of grant). For outstanding purchase rights which have not yet matured, the information shown above is based on the market price of a Spirent Ordinary share (less the applicable 15% discount) as at the first day of the offering period. The number of purchase rights showing in the above table where the offering period has matured has been restated to represent the actual final exercise price and number of shares granted.

Under Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2003	2002	2001
Dividend yield	0.9%	0.9%	1.5%
Expected volatility	109.0%	70.0%	43.0%
Risk free interest rate	2.5%	2.7%	4.6%
Expected life	4.1 years	4.9 years	5.3 years

The weighted average fair values of options granted are as follows:

	Year ended December 31
	2003	2002	2001
Options granted at market value of the underlying shares	31p	53p	111p
Options granted at a discount to the market value of the underlying shares	23p	23p	88p

Summarized information about options outstanding under the share option schemes at December 31, 2003 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices (pence)	Number outstanding	Weighted average remaining contract life	Weighted average option price	Number exercisable	Weighted average option price
	(millions)	(years)	(pence)	(millions)	(pence)
1985 Executive Share Option Scheme
102 to 108	0.1	1.1	106	0.1	106

1995 Executive Share Option Scheme
16	7.6	9.2	16	—	—
72	0.9	7.7	72	—	—
118 to 163	9.9	6.4	133	4.9	137
305 to 334	4.0	6.9	318	0.3	312

International Executive Share Option Scheme
104	0.2	1.3	104	0.2	104

Spirent Stock Option Plan
6	0.3	5.7	6	0.1	6
13 to 18	13.5	6.0	17	5.7	17
22	0.1	6.4	22	—	—
38 to 56	1.8	6.5	46	0.1	55
61 to 78	27.0	6.2	66	8.8	72
94 to 140	2.5	5.1	120	1.2	120
141 to 197	11.4	5.2	144	5.1	144
270 to 400	3.0	3.9	321	2.3	322
488 to 617	3.1	3.9	582	2.1	583

Caw Amended and Restated Plan(1)
10 to 13	0.7	7.9	11	0.7	11

Netcom Amended and Restated Stock Option Plan
15 to 18	4.0	3.3	18	4.0	18
24 to 36	3.1	3.9	24	3.1	24
54	0.2	4.2	54	0.2	54
90 to 121	3.4	5	97	3.4	97
151	0.5	5.5	151	0.5	151

Zarak Amended and Restated Stock Option Plan
127	0.6	5.6	127	0.6	127
572	0.2	5.8	572	0.2	572

Savings Related Share Option Scheme
38 to 41	6.2	4.1	39	—	—
83 to 109	0.8	1.5	89	—	—
142 to 160	0.1	1.7	142	—	—

Employee Stock Purchase Plan(2)
50	3.0	0.003	50	—	—

Global All Employee Share Purchase Plan(2)
50	0.3	0.003	50	—	—

(1)
The exercise consideration for options under this plan is paid in US dollars and has been converted into sterling in the above table at an exchange rate of £1=$1.78, being the exchange rate on December 31, 2003.

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

In accordance with the rules of the following share option schemes, options were exercised during the three years in the period ended December 31, 2003 which resulted in new shares being allotted as shown below:

	Number of Ordinary shares year ended December 31			Total consideration received year ended December 31
	2003	2002	2001	2003	2002	2001
	(millions)			(£ millions)
Discretionary Schemes	0.4	0.1	0.7	0.1	0.1	1.0
Netcom Amended and Restated Stock Option Plan	0.7	2.1	1.1	0.1	0.5	0.4
All Employee Share Schemes	3.3	1.8	2.2	0.5	1.6	2.3
Net-HOPPER Amended and Restated Plan	—	0.2	0.9	—	0.1	0.5
Zarak Amended and Restated Stock Option Plan	—	0.1	0.9	—	0.1	0.7
Caw Amended and Restated Stock Plan(1)	0.2	—	—	—	2.8	—

	4.6	4.3	5.8	0.7	5.2	4.9

(1)
The exercise consideration for options under this plan is paid in dollars and has been converted into sterling in the above table at an exchange rate of £1=$1.78, being the exchange rate on December 31, 2003.

During the year no shares were transferred from Spirent QUEST Limited to option holders against the valid exercise of share options under the Company's Savings Related Share Option Scheme.

On January 1, 2004, 3.3 million Ordinary shares were allotted following the automatic exercise of purchase rights under the Company's United States Employee Stock Purchase Plan and the Global All Employee Share Purchase Plan. Between January 1, 2004 and February 25, 2004 approximately 1.1 million Ordinary shares were allotted following exercises under other option schemes.

At December 31, 2003 the following options and purchase rights over Ordinary shares have been granted and remained outstanding under the Company's various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant, for the 3:1 subdivision of share capital in 2000 and for the rights issues effected in 1993 and 2000.

Option Scheme	Option exercise dates	Exercise price per share		Number of outstanding options
		(pence)		(millions)
Discretionary Schemes:
1985 Executive Share Option Scheme	04.22.97-04.26.05	102-108		0.1
1995 Executive Share Option Scheme	04.29.99-03.24.13	16-598		22.4
International Executive Share Option Scheme	04.11.98-04.10.05	104		0.2
Spirent Stock Option Plan (1)	05.11.01-12.11.10	6-617		62.7
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99-07.19.09	15-151		11.2
Zarak Amended and Restated Stock Option Plan	11.14.00-11.12.10	79-572		0.8
Caw Amended and Restated Stock Plan	08.15.02-06.25.12	17.7-23.6	(2)	0.7
All Employee Share Save Schemes:(3)
United Kingdom Savings Related Share Option Scheme	12.01.02-05.31.11	38-583		7.1
United States Employee Stock Purchase Plan(4)	01.01.05	50		3.0
Global All Employee Share Purchase Plan(4)	01.01.05	50		0.3

Total				108.5

(1)
A grant of options awarded in December 2003 under the SSOP is partially covered by 6.1 million Ordinary shares currently held in the ESOT. These shares were originally purchased in the market to cover awards under the Company's LTSPP and SARP, but the awards relating to these shares lapsed before exercise. Although 6.1 million Ordinary shares are included above in the number of options outstanding, market-purchased shares held for the purpose of satisfying SSOP awards do not count towards the Company's overall dilution calculations.

(2)
Exercise prices per share for options under the Caw Amended and Restated Stock Plan are denominated in US dollars and are expressed as US cents in the above table.

(3)
The Company has taken advantage of the exemption within Urgent Issues Task Force ("UITF") Abstract 17 "Employee Share Schemes" in accounting for the all employee share schemes.

(4)
The exercise price and number of shares subject to the purchase rights outstanding cannot ultimately be determined until the maturity of each respective offering period (i.e. normally 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above are based on the market price of an Ordinary share (less the applicable 15% discount) as at the date of grant.

32.   Acquisition of Subsidiaries

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

Year ended December 31, 2003

No acquisitions occurred in the year ended December 31, 2003. The movements relate to prior year acquisitions

An obligation to issue Ordinary shares arises in relation to the deferred consideration pursuant to the acquisition agreement of Caw Networks, Inc. made in August 2002, where a certain level of the earn-out targets have been achieved. The amount of deferred consideration due is $10.0 million which the Company has elected to satisfy by the issue of new Ordinary shares. These shares will be issued in 2004 with reference to an Ordinary share price of 120 pence in accordance with the terms of the agreement and with reference to the then prevailing US dollar to sterling exchange rate.

Total
(£ millions)
Goodwill	2.7

Purchase consideration comprised the following:
Obligation to issue Ordinary shares—Caw Networks, Inc.	2.7

The cash flows in respect of the purchase of subsidiaries are as follows:
Cash (accrued in prior years)	(1.1)

Net cash outflow on acquisitions	(1.1)

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

There were no fair value or accounting policy adjustments being made to the book value of the assets acquired in 2002.

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

Total
(£ millions)
Assets and liabilities acquired were:
Goodwill	(0.8)

Purchase consideration comprised the following:
Cash (including expenses)	1.2
Accrued	(2.0)

(0.8)

The cash flows in respect of the purchase of subsidiaries is as follows:
Cash (including expenses)	(1.2)
Cash (accrued in prior years)	8.4

Net cash inflow on acquisitions	7.2

Net cash flow on acquisitions related to cash consideration and expenses paid of £15.1 million in respect of the previous years' acquisitions and cash received of £22.3 million again in respect of the previous years' acquisitions.

33.   Disposal of operations

Year ended December 31, 2003

On April 4, 2003 the Group completed the sale of its 51% interests in the WAGO joint venture to the joint venture partners (the Hohorst family) for a cash consideration of £58.8 million, net of expenses.

On June 30, 2003 the Group sold its Aviation Information Solutions business from within its Systems group to Teledyne Technologies Incorporated for a cash consideration, net of expenses, of £3.2 million.

The businesses sold during the year contributed £0.7 million to the Group's operating cash flows, contributed nil in respect of net returns on investments and servicing of finance, paid no taxation and utilized £0.1 million for capital expenditure.

Year ended December 31, 2002

On April 1, 2002 the Group completed the sale of its non-core aerospace component businesses from within its Systems group to Curtiss-Wright Corporation for a cash consideration of $60 million.

On May 1, 2002 the Group completed the disposal of certain assets of Switching Systems International, a business within its Systems group, for up to $9.1 million in cash.

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

Year ended December 31, 2001

On November 9, 2001, the Group completed the disposal of the equity and assets of its Sensing Group of companies in the United Kingdom, the United States, Europe and Asia to a company formed by GE Industrial Systems, a division of General Electric Company of the United States for a cash consideration of $220 million (approximately £152 million).

During the year, the Group completed the disposal of several non-core businesses for cash proceeds, net of expenses of £1.5 million.

The businesses sold during the year contributed £7.8 million to the Group's operating cash flows, paid £0.7 million in respect of net returns on investments and servicing of finance, paid £1.4 million of taxation and utilized £3.1 million for capital expenditure.

Net assets disposed of were as follows:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Fixed assets
Tangible assets	0.7	8.2	17.9
Intangible assets	0.6	6.5	23.6
Stocks	2.3	13.0	16.6
Debtors	2.4	13.0	20.1
Creditors	(4.5)	(7.8)	(11.4)
Taxation	—	—	(0.9)
Cash	—	—	0.5
Overdrafts	—	—	(0.7)
Deferred taxation	—	0.3	0.4
Minority	—	—	(0.8)
Investment in joint venture	54.3	—	—

Net assets	55.8	33.2	65.3
Goodwill charged to profit and loss account	2.6	70.8	65.1

	58.4	104.0	130.4
Net profit/(loss) on disposal of operations	3.6	(48.4)	14.5

	62.0	55.6	144.9

Satisfied by:
Cash (less expenses)	62.0	55.6	148.6
Cash accrued	—	—	(3.7)

	62.0	55.6	144.9

The cash flows in respect of the sale of subsidiaries are as follows:
Cash received net of expenses	62.0	55.6	148.6
Cash less overdrafts included within net assets disposed of	—	—	0.2

Net cash inflow from disposals	62.0	55.6	148.8

34.   Differences between United Kingdom and United States Generally Accepted Accounting Principles

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Group's revenue recognition policies described in note 1 comply with generally accepted accounting principles in the United States ("US GAAP"), particularly as regards SEC Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") and AICPA Statement of Position 97-2 "Software Revenue Recognition" ("SOP 97-2"). Accordingly, no differences arise between UK GAAP and US GAAP related to revenue recognition. However, UK GAAP differ from US GAAP as regards the Group in the following significant respects:

a)    Goodwill and Other Intangible Assets

(i)    Capitalization

Under UK GAAP, goodwill arising on acquisitions prior to 1998 was written off to retained earnings on acquisition and at December 31, 2003 amounted to £41.3 million (2002 £43.9 million). In accordance with FRS 10 "Goodwill and Intangible Assets", goodwill arising on acquisitions subsequent to January 1, 1998 is capitalized and amortized over its estimated useful economic life.

In reconciling to US GAAP, amounts written off to retained earnings under UK GAAP have been capitalized and amortized over their estimated useful economic lives of 20 years, until January 1, 2002. Under US GAAP, with the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 1, 2002, goodwill is no longer amortized but is subject to periodic review for impairment.

(ii)    Contingent Consideration

Under UK GAAP, where the consideration paid for an acquisition includes a contingent payment and in the absence of a link to continued employment, the best estimate of the amount likely to be payable in respect of such consideration is accrued and is included in goodwill at the date of acquisition. Under US GAAP, the contingent payment is not recognized until the contingency has been resolved.

Under the acquisition agreements for Zarak and Caw, the Company was required to make an additional payment in the form of Ordinary shares if the acquired companies meet certain earnings targets and certain employees of the acquired companies remain in employment through a specified date. These additional stock payments related to the Zarak and Caw acquisitions have been accounted for as compensation expense, which is the same accounting treatment required under US GAAP. The compensation expense is estimated based on the Company's share price at the balance sheet date and is recognized on a straight-line basis over the required employment term of the employees. The contingent shares related to the Zarak and Caw acquisitions will be excluded from the basic earnings per share calculation under US GAAP until such time that the shares become fully vested. Additionally, the contingent shares are excluded from the diluted earnings per share calculation under US GAAP, as they are anti-dilutive.

(iii)    Impairment of Goodwill and Long-lived assets

Under UK GAAP, FRS 10 requires goodwill to be reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

At December 31, 2003, there were no indicators that the carrying value of goodwill may not be recoverable and no impairment charge has been recognized for 2003.

The deterioration in trading in the second half of 2002 in the telecommunications market together with a significant fall in the Spirent share price did necessitate an impairment review of our business at that time. This review resulted in impairment losses totalling £923.3 million being recognized under UK GAAP during 2002. A similar impairment loss of £724.6 million was recognized during 2001.

Impairment losses in 2002 of £330.7 million related to the Performance Analysis division, £530.4 million in respect of the Service Assurance division, £21.7 million for Network Products and £40.5 million for the Systems group.

In calculating the impairment losses for 2002, the directors, in line with best practice, also reviewed pre-1998 goodwill previously written off to reserves for those businesses in which an impairment loss had been identified. An amount of £87.0 million was consequently reinstated and included in the total impairment charge of £923.3 million.

Under UK GAAP, an impairment loss is recognized when the estimated cash flows on a discounted basis, expected to result from the use of the asset including its disposition, are less than the carrying value of the asset. On this basis the impairment losses of £923.3 million for 2002 were the aggregate from the impairment reviews of each individual income generating unit determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restated the assets to value in use and was measured using pre-tax discount rates of between 15% to 20%. The discount rate was based on the Company's weighted average cost of capital and considered the particular risks associated with each income-generating unit.

Under US GAAP, regarding goodwill or intangible assets with an indefinite life, SFAS 142 became effective January 1, 2002, superseding SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of". The Group was required to perform a transitional goodwill impairment test based on the carrying amount of goodwill as at that date. This indicated that the fair values of the Group's reporting units equalled or exceeded their carrying values and therefore the transitional goodwill impairment test did not result in any impairment being recorded.

Under SFAS 142, goodwill is no longer amortized but is subject to periodic review for impairment on a reporting unit basis. Having identified its reporting units the Group obtained independent valuations for SFAS 142 purposes at November 30, 2002 and November 30, 2003 for Service Assurance, Performance Analysis and Network Products.

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

Step 1 results did not indicate impairment in any of the Group's reporting units at November 30, 2003, but did indicate impairment of goodwill in Service Assurance and Performance Analysis at November 30, 2002. After considering the fair values of the other intangible assets the implied fair values of goodwill were determined under Step 2 and compared to carrying values. On this basis, US GAAP goodwill impairment of £480.5 million in Service Assurance and £226.4 million in

Performance Analysis was recognized during 2002. A further £0.5 million of goodwill impairment arose within Systems during 2002. In addition, £57.4 million of impairment arose during 2002 on other definite lived intangibles in Service Assurance under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") as outlined below.

Under US GAAP, effective for Spirent on January 1, 2002, SFAS 144 supersedes SFAS 121. SFAS 144 requires long-lived assets to be tested for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. SFAS 144 does not apply to goodwill or intangible assets with an indefinite life. The Group did not consider the criteria necessitating an impairment review to have been met at November 30, 2003, but did at November 30, 2002 and obtained independent valuations as at that date for SFAS 144 purposes for other intangible assets within Performance Analysis division and Service Assurance division.

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

The results of the independent valuations at November 30, 2002 indicated that other intangible assets within Service Assurance division were impaired by £57.4 million. Other intangible assets within the Performance Analysis division were not impaired.

The total impairment loses of £923.3 million under UK GAAP and £764.8 million under US GAAP for 2002 had the effect of restating the assets to the same fair values.

During 2001, the rapid deterioration in the telecommunications market led to a recognition of impairment losses for Hekimian Laboratories, Net-HOPPER and Zarak Systems, all acquired in the second half of 2000, under both UK GAAP and US GAAP. Zarak Systems is within Performance Analysis division; Hekimian Laboratories and Net-HOPPER comprised Service Assurance division.

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

In addition, as a result of the trading environment within the aerospace software industry, an impairment charge of £16.5 million for goodwill and other intangible assets in relation to the investment in WPDS Inc., was made under US GAAP at December 31, 2001. As the original business was acquired prior to January 1, 1998, under UK GAAP the goodwill arising was written off to reserves.

Essentially, the UK GAAP to US GAAP adjustment arises from the use of shorter amortization lives under US GAAP for intangibles, and goodwill until January 1, 2002, which results in a lower asset carrying value subject to the impairment tests under US GAAP.

Under UK GAAP, impairment charges on goodwill and other intangible assets are recorded as an increase to accumulated amortization. Under US GAAP, impairment charges are recorded as a reduction of cost. Classification differences related to this issue have been reflected in the presentation of goodwill and other intangible asset balances within the reconciliation of shareholders' funds.

(iv)    Other purchase accounting differences

Other differences between UK GAAP and US GAAP arise with respect to the adoption of SFAS 142 and the determination of the cost of investment, the fair values of assets acquired, the treatment of identifiable intangible assets and the amortization periods of goodwill as described in more detail below.

Under US GAAP, acquisitions subsequent to June 30, 2001 are subject to the provisions of SFAS 142 and therefore, goodwill arising on acquisitions subsequent to that date is not amortized. In the year ended December 31, 2001, amortization arising under UK GAAP on acquisitions subsequent to June 30, 2001 was reversed for the purposes of the reconciliation below and all goodwill amortization charged under UK GAAP from January 1, 2002 has been reversed in reconciling UK GAAP to US GAAP in the years to December 31, 2002 and 2003.

In addition, under US GAAP, SFAS 141 "Business Combinations", effective January 1, 2002, clarifies the criteria to recognize identified intangible assets separately from goodwill. Consequently, an unamortized balance of £8.4 million was transferred from identified intangibles to goodwill on January 1, 2002, representing workforce in place which does not meet these new criteria.

(v)    Additional disclosures

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

	Year ended December 31
	2003	2002	2001
	(£ millions)
Net income/(loss) according to US GAAP
Reported net income/(loss)	—	(774.3)	(773.7)
Add back goodwill amortization	—	—	168.0

Adjusted net income/(loss)	—	(774.3)	(605.7)

		(pence)
Basic and diluted earnings per share
Reported net income/(loss)	—	(83.93)	(84.55)
Add back goodwill amortization	—	—	18.36

Adjusted basic and diluted earnings per share	—	(83.93)	(66.19)

The changes during 2003 in the carrying value of goodwill per segment are presented in the table below:

	Performance Analysis	Service Assurance	Network Products	Systems	Total
		(£ millions)
Balance as of January 1, 2003	—	13.4	27.9	4.2	45.5
Increase in goodwill during the year	2.3	0.1	0.2	—	2.6
Goodwill written off related to sale of businesses	—	—	—	(3.0)	(3.0)
Currency translation adjustment	—	(1.2)	—	—	(1.2)

Balance as of December 31, 2003	2.3	12.3	28.1	1.2	43.9

Intangible assets subject to amortization by major class, which constitute more than 5% of total assets, are as follows:

	Developed Technology	Other	Total
	(£ millions)
As at December 31, 2002
Gross carrying amount	67.0	29.8	96.8
Accumulated amortization	(32.6)	(15.3)	(47.9)

Carrying amount	34.4	14.5	48.9

As at December 31, 2003
Gross carrying amount	56.7	27.5	84.2
Accumulated amortization	(32.1)	(17.0)	(49.1)

Carrying amount	24.6	10.5	35.1

The amortization expense for the year ended December 31, 2003 is £10.4 million (2002 £19.9 million). Amortization expense for intangible assets is expected to be £8.9 million in 2004, £8.5 million in 2005, £8.1 million in 2006, £7.3 million in 2007 and £2.3 million in 2008.

b)    Stock-based Compensation

UK corporate governance recommends the inclusion of performance criteria in UK discretionary or executive stock plans. The Company's UK ESOS includes certain performance criteria, which result in variable accounting under US GAAP. Notwithstanding these performance criteria, under UK GAAP no compensation expense arises under the ESOS.

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

(iii)    Savings Related Share Option Schemes

These plans are accounted for as fixed plans; however, in accordance with Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25" ("FIN 44") a compensation charge arises under the Group's Save-As-You-Earn schemes as the discount of 20% exceeds the maximum discount permitted of 15%.

(iv)    Netcom Amended and Restated Share Option Plan

This plan is accounted for as a fixed plan under APB 25 as a measurement date arises at the date of grant and no performance criteria exist. As of December 31, 2003, all options were vested and no further grants have been made under this plan.

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

For those options subject to the option exchange program completed in September 2003 variable plan accounting has been adopted.

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

The awards are subject to a six-year performance period comprising two periods of three years each. After the first performance period, the holder of the award has a reinvestment decision between cash and shares which impacts the matching criteria for the second three-year performance period. The basis of compensation expense recognition is to assume that after the first three-year performance period the minimum amount is reinvested in shares. Expense has been recognized based on performance to date. At December 31, 2003, no performance units were outstanding under the LTSPP and the plan has now closed.

The compensation expense/(credit) arising under US GAAP for the above plans is summarized as follows:

	Year ended December 31
Share Option Plan
	2003	2002	2001
	(£ millions)
1985 and 1995 Executive Share Option Scheme	0.8	(0.7)	(15.5)
Stock Appreciation Rights Plan	—	—	(4.1)
CAW Amended and Restated Stock Plan	0.6	0.3	—
Other	0.1	0.5	1.3

	1.5	0.1	(18.3)

c)    Pensions

Under UK GAAP, the Group has fully adopted FRS 17 "Retirement Benefits" for the year ended December 31, 2003. This is a change in accounting policy and has resulted in a restatement of the prior years' figures. The assets of the Group's significant defined benefit schemes are measured at their market value at the balance sheet date and the liabilities of the schemes measured using the projected unit method. The extent to which the schemes' assets exceed/fall short of the schemes' liabilities is shown as a surplus/deficit on the balance sheet net of deferred tax.

The regular service cost of providing retirement benefits to employees in defined benefit schemes is charged to operating profit in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements and curtailments. A credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities are included in other finance expense or income in the profit and loss account. Differences arising between the actual and expected return on the schemes' assets together with changes in the actuarial assumptions are included in the statement of total recognized gains and losses.

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

For the purposes of the reconciliations, the Group adopted the provisions of SFAS No. 87 "Employers Accounting for Pensions" ("SFAS 87") with respect to its UK defined benefit plan from January 1, 1997. The Company has not implemented SFAS 87 as of its effective date for non-US plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 1, 1997 has been allocated to shareholders' equity based on a ratio of 8:15, being the number of years elapsed between the effective date of SFAS 87 (the Group's fiscal year beginning January 1, 1989) and January 1, 1997, over the 15-year period being used to amortize the transition asset.

In calculating the 2002 net periodic pension cost under US GAAP, a credit of £4.6 million arises in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits" ("SFAS 88"). Of this credit, £2.6 million represents the recognition of prior service credit relating to the future working life curtailed as a result of the disposals which took place during 2002. The balance of £2.0 million is included as a component in calculating the US GAAP net periodic pension cost.

d)    Profit on Disposal

The different treatment of goodwill arising on acquisitions prior to January 1, 1998 under UK GAAP and US GAAP, together with the use of different goodwill amortization periods and the adoption of SFAS 142, result in adjustments to profit or losses on disposal of businesses, as the determination of the profit or loss on disposal takes into account the unamortized balance of goodwill released. In addition, differences between UK GAAP and US GAAP as described in this note (including stock-based compensation and derivative financial instruments) may also affect the carrying value of the disposed of subsidiary, resulting in a different profit or loss on disposal. Under US GAAP, the profit or loss on disposal is also stated net of any related cumulative currency translation differences and the effect of the disposal on the Projected Pension Liability (curtailment gain or loss) under SFAS 88.

Under UK GAAP, the profit or loss on disposal of operations is shown separately on the face of the profit and loss account after operating profit. Under US GAAP, these profits or losses would be reported as other operating income or expense.

e)    Vacation Accrual

An accrual is made under UK GAAP in respect of certain subsidiaries for vacation earned but not taken at the year end. Under US GAAP, this accrual must be calculated to include all subsidiaries within the Group.

f)    Derivative Financial Instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") the requirements of which have been adopted by the Group for the purposes of its reconciliations to US GAAP from January 1, 2001.

At December 31, 2003, the Group has in place an interest rate swap for $72.1 million which terminates on November 23, 2009. The swap is callable at the bank's option at six monthly intervals. The fair value of this financial instrument at December 31, 2003 has been determined as £1.3 million liability. In addition, the Group has forward foreign exchange contracts in place at December 31, 2003, with a fair value of £0.4 million.

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

Under US GAAP, in accordance with SFAS 133, the fair values of derivative instruments are required to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS 133 are required to be recorded in the profit and loss account. Therefore, differences between UK GAAP and US GAAP arise which are recorded in net income/(loss) for US GAAP. On adoption of SFAS 133, the one-time cumulative accounting effect did not impact the Group's results of operations or comprehensive income under US GAAP because the fair value of the Group's derivative financial instruments approximated their carrying value. For the year ended December 31, 2003 the Group has recorded a £1.9 million loss (2002 £2.1 million gain) related to the changes in the fair value of derivative instruments, which do not meet the requirements of hedge accounting.

g)    Accounting for the Group's Joint Venture and Associates

Under UK GAAP, the Group's interests in its WAGO joint venture at December 31, 2002 and 2001 were accounted for using the gross equity method. Under this method of accounting, the Group's share of turnover, operating profit, interest expense, taxation, minority interests, gross assets and gross liabilities of the joint venture were reflected in the Company's consolidated financial statements. Similarly, the Group's share of its associates' operating profit, interest and taxation were also reflected in the Company's consolidated financial statements.

In accordance with US GAAP, as set forth in Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" the Company's 51% interests in the WAGO joint venture were accounted for under the equity method. The equity method was required because the management agreement between Spirent and the joint venture parties established joint control. Spirent and the joint venture partners each could appoint two directors. A corporate resolution of the joint venture needed to have been approved by a super-majority of the shareholders; thus, no one joint venture partner had the ability to unilaterally control the joint venture. Accordingly, the Group's share of the after tax profits of the joint venture and associates would be reflected in the income statement as a single line item after minority interests and its net investment in the joint venture would also be included as a single line item in the balance sheet with the investment in the Group's other associated companies.

For the years ended December 31, 2002 and 2001, the only differences arising related to stock-based compensation and the adoption of SFAS 133 in the joint venture's US GAAP basis financial statements. These differences together decreased the Group's net loss and increased shareholders' equity by £0.2 million (2001 £0.3 million) and £0.8 million (2001 £0.5 million), respectively.

The Group disposed of its interests in WAGO during 2003.

h)    Deferred Taxation

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

Under UK GAAP, a deferred tax asset arises in respect of the pension fund deficit calculated in accordance with FRS 17. Similarly, under US GAAP, a deferred tax asset has been recognized in respect of the additional minimum liability, which arises under SFAS 87. However, under UK GAAP, the pension fund deficit is shown net of the deferred tax asset on the balance sheet, whereas under US GAAP, the deferred tax asset is shown separately to the additional minimum liability. The presentation of the pension and deferred tax adjustments within the reconciliation of shareholders' equity reflects this classification difference.

i)    Unamortized Debt Issue Costs

Under UK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP, these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in other debtors for US GAAP disclosure purposes.

j)    Discontinued Operations

Disposals in the years ended December 31, 2002 and 2003, did not qualify to be treated as discontinued operations under either UK GAAP or US GAAP.

Under UK GAAP, sales and operating profits of Sensing Solutions, disposed of in 2001, have been reported as arising from discontinued operations.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS (Continued)

34.   Differences between United Kingdom and United States Generally Accepted Accounting
Principles (Continued)

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

Net Income/(Loss) under US GAAP

The following is a summary of the adjustments to loss attributable to shareholders which would be required if US GAAP were to be applied instead of the UK GAAP:

	Year ended December 31
	2003	Restated 2002	Restated 2001
	(£ millions)
Loss attributable to shareholders in accordance with UK GAAP	(0.5)	(1,050.7)	(764.0)

Adjustments:
a) Goodwill and other intangible assets:
(i) Capitalization	—	—	(18.4)
(ii) Contingent consideration	—	(0.2)	(0.7)
(iii) Impairment	—	158.5	33.5
(iv) Other purchase accounting adjustments	(0.7)	39.3	(84.9)

	(0.7)	197.6	(70.5)
b) Stock-based compensation	(0.9)	0.2	18.3
c) Pension costs	2.2	(2.2)	0.1
d) Profit on disposal	(1.0)	49.4	35.8
e) Vacation payroll costs	—	0.5	0.4
f) Derivative financial instruments	(1.9)	2.1	(1.2)
g) Income from interests in joint ventures	—	0.2	0.3
h) Deferred taxation on above adjustments	2.8	28.6	7.1

Total adjustments	0.5	276.4	(9.7)

Net income/(loss) as adjusted to accord with US GAAP	—	(774.3)	(773.7)

Arising from
Continuing operations	—	(774.3)	(816.0)
Discontinued operations
Result for the period	—	—	2.5
Surplus on disposal	—	—	39.8

Net income/(loss)	—	(774.3)	(773.7)

Consolidated Statement of Income Under US GAAP

	Year ended December 31
	2003	2002	2001
	(£ millions)
Net sales	466.2	558.9	725.0
Cost of goods sold	(279.8)	(340.8)	(439.5)

Gross profit	186.4	218.1	285.5
Other operating income	0.7	0.6	1.2
Selling, general and administrative expenses	(169.3)	(993.1)	(1,077.5)
Share of income from associated companies and joint ventures	4.8	8.4	11.1
Gain/(loss) on disposal and closure of operations	2.6	1.0	(2.7)

Operating income/(loss)	25.2	(765.0)	(782.4)
Interest expense	(27.2)	(10.6)	(24.1)

Loss before taxes and minority interest	(2.0)	(775.6)	(806.5)
Taxes	2.2	1.7	(9.3)
Minority interest	(0.2)	(0.4)	(0.2)

Income/(loss) from continuing operations	—	(774.3)	(816.0)

Income from discontinued operations (net of tax)	—	—	2.5
Gain on disposal of discontinued operations (net of tax)	—	—	39.8

Income from discontinued operations	—	—	42.3

Net income/(loss)	—	(774.3)	(773.7)

	(pence)
Per share:
Basic and diluted
Continuing operations	—	(83.93)	(89.17)
Discontinued operations	—	—	4.62

Net income/(loss)	—	(83.93)	(84.55)

Statement of Comprehensive Income/(Loss)

	Year ended December 31
	2003	2002	2001
	(£ millions)
Net income/(loss) as adjusted to accord with US GAAP	—	(774.3)	(773.7)
Other comprehensive income:
Minimum pension liability adjustment net of £12.9 million tax (2002 nil; 2001 £4.8 million)	10.5	(37.4)	(11.1)
Currency translation differences	5.7	(53.0)	32.6

Comprehensive income/(loss) in accordance with US GAAP	16.2	(864.7)	(752.2)

Movements in other comprehensive loss amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 2001	(45.8)	—
Movement in the year	32.6	(11.1)

At December 31, 2001	(13.2)	(11.1)
Movement in the year	(53.0)	(37.4)

At December 31, 2002	(66.2)	(48.5)
Movement in the year	5.7	10.5

At December 31, 2003	(60.5)	(38.0)

The amount of cumulative translation adjustment transferred in respect of disposals was a loss of £0.3 million (2002 £0.9 million gain; 2001 £4.5 million gain).

Shareholders' Equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	At December 31
	2003	Restated 2002
	(£ millions)
Shareholders' funds in accordance with UK GAAP	119.9	95.1

Adjustments:
Intangible assets
a) Goodwill
Cost	(1,741.6)	(1,797.4)
Amortization	1,683.9	1,729.3

	(57.7)	(68.1)
a) Other intangible assets
Cost	84.2	96.8
Amortization	(49.1)	(47.9)

	35.1	48.9
Fixed asset investments
g) Investment in joint venture	—	0.8
Current assets
i) Other debtors	0.2	1.1
Current liabilities
a) Accruals—contingent consideration	—	1.4
e) Accruals—vacation pay	(1.0)	(1.0)
f) Derivative financial instruments	(0.9)	0.9

	(1.9)	1.3
Long-term liabilities
c) Accrued pension liability	(12.7)	0.7
i) Borrowings	(0.2)	(1.1)

	(12.9)	(0.4)
Provision for liabilities and charges
h) Deferred taxation on above adjustments	1.2	(15.1)

Total adjustments	(36.0)	(31.5)

Shareholders' equity as adjusted to accord with US GAAP	83.9	63.6

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

The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Cash inflow from operating activities	54.1	60.7	96.4
Cash inflow/(outflow) on investing activities	44.6	(17.9)	91.9
Cash (outflow)/inflow from financing activities	(143.6)	13.8	(192.6)

(Decrease)/increase in cash and cash equivalents	(44.9)	56.6	(4.3)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	(0.9)	(0.3)
Cash and cash equivalents at beginning of year	83.6	27.9	32.5

Cash and cash equivalents at end of year	37.6	83.6	27.9

Additional information required by US GAAP in respect of earnings per share

The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	2003	2002	2001
	(£ millions, except shares)
Earnings
Net income/(loss) as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	—	(774.3)	(773.7)

Weighted average number of shares in issue (millions)
Basic	929.3	922.5	915.1
Dilutive potential of employee share options	—	—	—

Diluted	929.3	922.5	915.1

Additional information required in respect of business combinations

There were no acquisitions in the year ended December 31, 2003.

Three acquisitions were made in the year ended December 31, 2002 for a total cash cost of £49.2 million.

In July 2002 £16.4 million was invested in the acquisition of certain assets of the remote special services test product line of Anritsu Company US.

In August 2002 Spirent acquired the remaining, then, 85% not already owned by the Group, of Caw for an initial consideration including expenses of £26.7 million in cash and the rollover of outstanding options and shares under the previous Caw employee stock plan. Deferred consideration of up to $60 million in value was payable dependant on certain performance criteria being achieved by Caw for the year ended December 31, 2003. A certain level of the earn-out targets has been achieved and the amount of deferred consideration due is $10.0 million, which the Company has elected to satisfy by the issue of new Ordinary shares. These shares will be issued in 2004 with reference to an Ordinary share price of 120 pence in accordance with the terms of the acquisition agreement and with reference to the then prevailing US dollar to sterling exchange rate. At December 31, 2003 the value of this contingent payment was estimated to be £2.7 million and the cost of the acquisition has been increased accordingly.

In September 2002 Spirent acquired a product line and certain intellectual property rights from UbiNetics for a cash consideration of £6.1 million including expenses.

Total goodwill of £41.4 million, including deferred consideration of £2.7 million in respect of Caw, arose as a result of the above acquisitions.

Intangible assets subject to amortization totaling £17.0 million were added during the year to December 31, 2002 in respect of acquisitions. Of this amount £11.3 million related to developed technology. The weighted-average amortization period for total intangible assets subject to amortization acquired in the year to December 31, 2002 was 5.6 years and for developed technology only it was 5.2 years.

There were no acquisitions in 2001 except for the acquisition of an initial 16% interest in Caw in October, for cash consideration of £6.4 million including expenses. Caw was reported as an associate company.

Additional information required by US GAAP in respect of pensions

The cost of the Group's defined benefit pension plans computed in accordance with US GAAP is summarized as follows:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Service cost	2.2	3.3	4.0
Interest cost	6.8	6.8	6.4
Expected return on plan assets	(7.6)	(5.9)	(7.5)
Amortization of transition asset	(0.7)	(0.7)	(0.7)
Amortization of unrecognized net loss	0.8	0.2	0.7
Curtailment gain	—	(2.0)	—

Net periodic pension cost	1.5	1.7	2.9

The curtailment gain of £2.0 million recognized in 2002 as part of the net periodic pension cost was a consequence of the disposal of the Sensing Solutions division which occurred during 2001. On June 30, 2002 the employees of the divested companies ceased to be active members of the Spirent Staff Plan which had the effect of reducing the projected benefit obligation by £2.0 million.

The major assumptions used in computing the net periodic pension cost are:

	Year ended December 31
	2003	2002	2001
	%	%	%
Assumed discount rate	5.40	5.50	6.00
Rate of compensation increase	3.50	3.00	4.00
Expected long-term rate of return on plan assets	6.90	7.00	7.25

The funding of the Company's defined benefit pension plans is as follows:

	At December 31
	2003	2002
Fair value of plan assets	98.8	89.0
Projected benefit obligation	(142.2)	(130.9)

Projected benefit obligation in excess of plan assets	(43.4)	(41.9)
Unrecognized transitional asset, net of amortization	—	(0.7)
Unrecognized net loss	51.2	49.9
Recognition of additional minimum liability	(50.9)	(48.5)

Net amount recognized in the balance sheet	(43.1)	(41.2)

The measurement date is December 31.

The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for Spirent at December 31, 2003 were £142.2 million (2002 £130.9 million), £141.9 million (2002 £128.9 million) and £98.8 million (2002 £89.0 million), respectively.

In 2003 the amount recognized in the balance sheet for accrued benefit liability and accumulated other comprehensive income is £50.9 million.

The disposal of P&G Controls Ltd and P&G Aerospace Ltd in March 2002 reduced the projected benefit obligation by £2.6 million as the employees ceased to be active members of the Spirent Staff Plan. This curtailment gain has been included in the profit on disposal calculation in accordance with SFAS 88.

The assets of the Group's UK defined benefit pension plans mostly comprise UK and other listed equities, property investments, bank deposits, UK Government index-linked stocks and insurance policies.

The following table sets out the asset allocation for the Spirent Staff Plan, together with the target allocation for 2004:

	Target allocation	Percentage of plan assets at December 31
Asset category	2004	2003	2002
	(%)	(%)	(%)
Equities	67	66	64
Gilts	15	17	19
Bonds	13	10	9
Cash	—	5	3
Property	5	2	5

	100	100	100

The Retirement Cash Plan assets of £6.3 million (2002 £6.8 million) are held with unitized managed funds whose underlying asset allocations are not disclosed.

The expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for the plans. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the plans' actuary.

The long-term investment strategy for the plans is to maintain the current asset allocation.

The plans are not permitted to have a direct shareholding in Spirent plc.

Movements in the fair value of the plans' assets and projected benefit obligations are as follows:

	Year ended December 31
	2003	2002
	(£ millions)
Movements in Fair Value of Plan Assets
At January 1	89.0	105.4
Employer contributions	1.9	1.7
Employee contributions	0.6	0.6
Transfer of benefits into the plan	—	0.2
Benefit payments	(4.9)	(4.7)
Actual return on assets	12.2	(14.2)

At December 31	98.8	89.0

Movements in Projected Benefit Obligations
At January 1	130.9	122.2
Service cost	2.2	3.3
Employee contributions	0.6	0.6
Transfer of benefits into the plan	—	0.2
Interest cost	6.8	6.8
Benefit payments	(4.9)	(4.7)
Actuarial loss	6.6	2.5

At December 31	142.2	130.9

Cash Flows

Contributions

Spirent expects to contribute £2.1 million to its UK defined benefit plans in 2004. In addition, in order to comply with the minimum funding requirements Spirent will make annual pension contributions of £3.5 million commencing on July 1, 2004.

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(£ millions)
2004	4.2
2005	4.3
2006	4.5
2007	4.6
2008	4.8
2009–2013	26.1

Additional pro forma information required by US GAAP in respect of stock-based compensation

If compensation expense had been determined under the fair value methodology of SFAS 123, net loss and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Net income/(loss) as reported under US GAAP	—	(774.3)	(773.7)
Stock-based employee compensation expense/(credit) included in reported net income, net of tax	1.5	0.1	(18.3)
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(10.0)	(11.6)	(15.5)

Pro forma net loss as adjusted to accord with US GAAP	(8.5)	(785.8)	(807.5)

	(pence)
Per Ordinary share:
Basic and diluted	(0.92)	(85.18)	(88.24)

Additional information required by US GAAP in respect of deferred taxation

The analysis of the US GAAP deferred taxation liability is as follows:

	At December 31
	2003	2002
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	11.7	15.1
Capital allowances in excess of depreciation	1.4	1.7
Short-term timing differences	0.9	0.7

	14.0	17.5
Deferred taxation assets
Pension liability	(12.9)	—

Net deferred tax liability	1.1	17.5

Of which:
Current	0.9	0.7
Noncurrent	0.2	16.8

	1.1	17.5

At December 31, 2003, the Group had US federal net operating loss carryforwards (``NOLs") of approximately $124.8 million (2002 $40.4 million). These arose primarily in one US subsidiary and resulted from the poor trading performance of that company. Under US income tax laws the company can realize the NOLs over a maximum period of 15 years.

Deferred tax assets of £18.3 million (2002 £20.1 million) have not been recognized.

Spirent does not provide deferred tax for potential taxes which could become payable on the distribution of retained earnings from its non-UK subsidiaries or joint venture or on the disposition of such interests where there is no intention to dispose of such interests.

Additional information required by US GAAP in respect of Associated Companies

The following information relates to our associated company Tyton Company of Japan, Limited and is prepared in accordance with accounting principles generally accepted in Japan:

	Year ended March 31
	2004	2003	2002
	(yen millions)
Statements of income
Net sales	5,059	4,614	4,456

Cost of sales	1,990	1,820	1,740

Income before income taxes	874	799	413

Balance Sheets
Property, plant and equipment and other assets	3,177	2,847
Current assets	3,817	3,663

Total assets	6,994	6,510

Current liabilities	714	717
Other liabilities	520	464

Total liabilities	1,234	1,181

Total shareholders' equity	5,760	5,329

Concentration of credit risk

Potential concentration of credit risk consists of cash, investments, and accounts receivable. The company is exposed to credit-related losses in the event of non-performance by counterparties to certain financial instruments. The Group does not generally seek collateral or other security from counter-parties. At December 31, 2003, the Group did not consider there to be any significant concentration of credit risk.

Impact of Recently Issued Accounting Standards not yet Adopted

UK GAAP

International Financial Reporting Standards

The Council of the European Union announced in June 2002 that listed companies would adopt International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, from January 1, 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half-year ending June 30, 2005 and the year ending December 31, 2005.

The Company is in the process of assessing the impact the conversion to IFRS will have on the Group's financial statements and on its financial processes and systems.

It is a complex task to assess the differences between current accounting policies and IFRS, not least since many of the IFRS have only recently been revised, and it is clear that a number of accounting policies and some presentational aspects of the financial statements will continue to change. As a result it is not possible to quantify the impact at this time.

For the Spirent Group, the main areas which the Company anticipates will be impacted by the adoption of IFRS will be the reporting and treatment of amortization and impairment of goodwill and intangible assets, share based payments, deferred taxation and financial instruments.

US GAAP

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which requires a variable interest entity ("VIE") to be consolidated by its primary beneficiary. The primary beneficiary is the party that absorbs a majority of the VIE's expected losses and/or receives a majority of the expected residual returns.

In December 2003, the FASB revised FIN 46 ("FIN 46-(R)"), delaying the effective date for certain entities created before February 1, 2003 and making other amendments to clarify the application of guidance. In anticipation of the adoption of FIN 46-(R), the Group has identified and evaluated arrangements that may be subject to its provisions to determine whether they are VIEs.

The Group has adopted FIN 46 for entities created subsequent to February 1, 2003 as of December 31, 2003 and will adopt FIN 46-(R) for the year ending December 31, 2004. The adoption of FIN 46 did not result in the consolidation of any VIEs. The adoption of FIN 46-(R) is not expected to have a material impact on the amounts reported under US GAAP.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
WAGO Kontakttechnik GmbH,
WAGO Contact S.A. and Affiliates
Minden, Germany

We have audited the accompanying combined balance sheets of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") as of December 31, 2002 and 2001 and the related combined statements of operations, shareowners' equity, and cash flows for the years then ended. In addition we have audited the combined statement of operations for the short period from January 1, 2003 through April 4, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates as of December 31, 2002 and 2001, the combined results of their operations and their cash flows for the years then ended, and the combined result of their operations for the short period ended April 4, 2003 in conformity with accounting principles generally accepted in the United States of America.

Hamburg, Germany
February 25, 2004

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 25, 2004, relating to the combined financial statements of WAGO Kontakttechnik GmbH and WAGO Contact S.A. and affiliates as of and for the years ended December 31, 2002 and 2001, and the combined result of their operations for the period January 1, 2003 through April 4, 2003 which report appears in the December 31, 2003 annual report on Form 20-F of Spirent plc.

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamburg, Germany
June 29, 2004

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Balance Sheets

	As at December 31
	2002	2001
	(€ thousands)
Assets
Current assets
Cash and cash equivalents	23,639	12,098
Accounts receivable, net of allowance	34,240	34,459
Accounts receivable—related parties	653	646
Inventory	48,984	53,499
Prepaid expenses	585	720
Other current assets	6,947	6,237
Deferred income taxes	618	663

Total current assets	115,666	108,322

Property and equipment, net	100,342	109,014
Other assets
Goodwill	1,276	453
Other assets	1,506	1,442
Unrealized gains of foreign exchange contracts	3,879	2,737

	6,661	4,632

	222,669	221,968

Liabilities and Shareowners' Equity
Current liabilities
Accounts payable	8,896	11,085
Accrued expenses and other current liabilities	9,696	6,740
Income taxes and other taxes payable	2,485	911
Current portion of long-term debt	8,459	17,308

Total current liabilities	29,536	36,044

Long-term debt	23,170	24,899
Deferred income taxes	2,358	2,132
Other liabilities	10,344	9,714
Minority interest	5,008	5,784
Commitments and contingencies
Shareowners' equity
Share capital	11,052	11,273
Retained earnings	135,117	123,876
Accumulated other comprehensive income:
Foreign currency translation adjustment	4,270	6,763
Unrealized gains on foreign exchange contracts net of taxes	1,814	1,483

Total shareowners' equity	152,253	143,395

	222,669	221,968

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Operations

	Period ended April 4	Year ended December 31
	2003	2002	2001
	(€ thousands)
Net sales	63,526	238,528	247,166
Cost of goods sold	(34,172)	(126,657)	(125,969)

Gross profit	29,354	111,871	121,197
Operating expenses
Selling, general and administrative	18,484	78,907	82,049
Research and development	3,161	11,258	10,702

	(21,645)	(90,165)	(92,751)

Income from operations	7,709	21,706	28,446

Other income (expense)
Interest income	93	317	315
Interest expense	(521)	(2,511)	(2,620)
Other	210	1,794	2,743

	(218)	(400)	438

Income before income taxes and minority interest	7,491	21,306	28,884
Provision for income taxes	(2,559)	(8,495)	(8,760)

Income before minority interest	4,932	12,811	20,124
Minority interest	(207)	(929)	(1,211)

Net income	4,725	11,882	18,913

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Shareowners' Equity

	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareowners' Equity
		(€ thousands)
Balance, December 31, 2000	11,860	110,032	5,003	126,895

Comprehensive income:
Net income	—	18,913	—	18,913
Foreign currency translation adjustment	—	—	1,760	1,760
Unrealized gains on foreign exchange contracts arising during the period, net of taxes of €463 thousand	—	—	746	746
less reclassification and adjustment for gains included in net income, net of taxes of €302 thousand	—	—	(486)	(486)

Total comprehensive income before cumulative effect of accounting change				20,933
Cumulative effect of a change in accounting principles for unrealized gains on foreign exchange contracts, net of taxes of €762 thousand	—	—	1,223	1,223

Total comprehensive income				22,156
Effect of share-based compensation	(587)	—	—	(587)
Distributions	—	(5,069)	—	(5,069)

Balance, December 31, 2001	11,273	123,876	8,246	143,395

Comprehensive income:
Net income	—	11,882	—	11,882
Foreign currency translation adjustment	—	—	(2,494)	(2,494)
Unrealized gains on foreign exchange contracts arising during the period, net of taxes of €773 thousand	—	—	1,241	1,241
less reclassification and adjustment for gains included in net income, net of taxes of €567 thousand			(909)	(909)

Total comprehensive income				9,720
Effect of share-based compensation	(221)	—	—	(221)
Distributions	—	(641)	—	(641)

Balance, December 31, 2002	11,052	135,117	6,084	152,253

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Cash Flows

	Years ended December 31
	2002	2001
	(€ thousands)
Cash flow from operating activities
Net income	11,882	18,913
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	929	1,211
Depreciation and amortization	24,260	24,164
Unrealized gains on foreign exchange contracts net of taxes	(811)	(204)
Deferred income tax provision	271	1,325
Share-based compensation	(221)	(587)
Loss/(gain) on disposal of property and equipment	146	(48)
Change in operating assets and liabilities, net of foreign currency adjustments
Accounts receivable—trade and related parties	212	3,620
Inventory	4,515	(6,498)
Prepaid expenses	135	1,054
Other assets, current and noncurrent	(774)	(2,181)
Accounts payable	(2,189)	(789)
Accrued expenses and other current liabilities	2,956	(641)
Income taxes and other taxes payable	1,574	(1,471)
Other liabilities	630	(896)

Net cash provided by operating activities	43,515	36,972

Cash flows from investing activities
Purchases of property and equipment	(17,688)	(37,628)
Proceeds from disposal of property and equipment	1,242	353
Acquisition of minority interests in subsidiary	(2,056)	—

Net cash used in investing activities	(18,502)	(37,275)

Cash flows from financing activities
Proceeds from issuance of long-term debt	15	11,970
Payments on long-term debt	(10,799)	(4,753)
Distributions to shareowners	(641)	(5,069)
Distributions to minority interests	(118)	(223)

Net cash provided by (used in) financing activities	(11,543)	1,925

Effect of exchange rate changes on cash	(1,929)	(772)

Net increase in cash and cash equivalents	11,541	850
Cash and cash equivalents
Beginning of year	12,098	11,248

End of year	23,639	12,098

Supplemental cash flow information:
Amounts paid for interest	2,296	2,352

Amounts paid for income taxes	4,696	11,397

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Notes to Combined Financial Statements

April 4, 2003

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

Affiliated companies

        The subsidiaries, owned directly or indirectly, by WAGO—Germany or WAGO—Switzerland are:

	Ownership Percentage
Name of Company	April 4, 2003	December 31,
		2002	2001
WAGO Contact S.A., France	85	85	60
WAGO Kontakttechnik Ges. mbH, Austria	100	100	100
WAGO Corporation, USA	97	97	97
WAGO Limited, Great Britain	100	100	100
WAGO Company of Japan Ltd., Japan	51	51	51
WAGO Elektro spol.s.r.o. Czech Republic	100	100	100
WAGO & Controls (India) Ltd., India	51	51	51
WAGO Electronic Pte. Ltd., Singapore	100	100	100
WAGO Elwag Sp. z.o.o., Poland	98	98	90
WAGO Electric (Tianjin) Ltd., China	100	100	100
WAGO Elettronica SRL, Italy	100	100	100
WAGO Elektro spol.s.r.o., Slovakia	90	90	90

Major shareowners

        Share ownership of WAGO Germany and WAGO Switzerland until April 4, 2003 was as follows:

Spirent plc	51%
Members of the Hohorst family	49%

        However, the management contracts between the Hohorst family and Spirent plc have the effect of establishing joint rather than sole control.

        Effective April 4, 2003 Spirent sold its 51% interests in WAGO Germany and WAGO Switzerland to entities controlled by the Hohorst family.

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

Property and equipment

        Property and equipment are stated at cost. Alterations and major overhauls which increase the capacity of assets are capitalized. Repairs and maintenance are expensed as incurred.

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

Derivatives and hedging activities

        In June 1998 the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and related Statements 137, 138, and 149 in June 1999, June 2000, and April 2003, respectively. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either set off against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

        The ineffective portions of a derivative's change in fair value will be immediately recognized in earnings. The adoption of Statement No. 133, as amended, on January 01, 2001, resulted in the cumulative effect of an accounting change of €1,233 thousand, net of taxes of €762 thousand, being recognized as other comprehensive income.

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

Income taxes

        The provision for income taxes is determined in accordance with SFAS No. 109 Accounting for Income Taxes ("SFAS No. 109"), which requires the use of the asset and liability approach. Under this approach, deferred taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using the enacted tax rates in effect in the years in which differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that the rate change is enacted.

Concentration of credit risk

        The Group performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Group maintains an allowance for potential losses when identified.

Advertising costs

        It is the Company's policy to expense all advertising costs as incurred. Advertising expense incurred until April 4, 2003 and during 2002 and 2001 amounted to €1,925 thousand, €8,984 thousand and €10,797 thousand, respectively.

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

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and is effective for fiscal years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143, effective January 1, 2003, did not have a material impact on the financial position or results of operations of the Company.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The adoption of the provisions of SFAS No. 146, effective for exit or disposal activities initiated after December 31, 2002, did not not have a material impact on the financial position or results of operations of the Company.

        In 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the provisions of FIN 45 did not have a material impact on the financial position or results of operations of the Company.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) and in December 2003, issued Interpretation No. 46 (R), which revised FIN 46. FIN 46 (R) is an interpretation of ARB No. 51, Consolidated Financial Statements, and addresses consolidation by business enterprises of variable interest entities, as defined in that interpretation. As of April 4, 2003, the Group had not completed its evaluation of arrangements that may be subject to the provisions of FIN 46 or FIN 46 (R). The Group leases facilities from entities that may be considered variable interest entities under the provisions of the Interpretations, and upon completion of the analysis, the Group may be determined to be the primary beneficiary under one or more of the arrangements. However, the leases with the entities have been accounted for as capital leases, and the application of FIN 46 (R) to these arrangements is not expected to have a significant impact on the financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Certain provisions of SFAS No. 150 are to be applied effective at the beginning of the first interim period beginning after June 15, 2003. The company believes it currently has no financial instruments within the scope of SFAS No. 150, and, accordingly, does not expect the adoption of the provisions to have a material impact on the financial position or results of operations of the company.

        There were no other recently issued accounting pronouncements with delayed effective dates that would as of April 4, 2003 have a material impact on the Company's consolidated financial position and results of operations.

Note 3—Inventory

        Inventory is comprised of the following:

	December 31
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

        Depreciation expense amounted to €5,604 thousand, €24,260 thousand and €24,123 thousand through April 4, 2003 and in 2002 and 2001, respectively.

Note 5—Goodwill

        During 2002, the Company acquired an additional 25% interest in WAGO Contact S.A., France from the non-controlling shareholder. In accordance with SFAS No. 141, the acquisition was accounted for using the purchase method. The purchase price was €2,056 thousand, and the excess of purchase price over the proportionate share of the fair value of net assets acquired of €823 thousand was recorded as goodwill.

        The Company also has goodwill recorded in connection with the acquisition of two of its subsidiaries, WAGO Elektro spol.s.r.o. Czech Republic, and WAGO Elwag Sp. Z.o.o., Poland. Goodwill is evaluated for impairment for each subsidiary as of the beginning of the fiscal year. For the year ended December 31, 2002, and the period ended April 4, 2003, the results of the evaluations indicated no impairment of goodwill. The increase in the balance of goodwill for the year ended December 31, 2002 of €823 thousand was a result of the acquisition of minority interests described in the preceding parapraph.

        The following table summarizes the effects of the adoption, as of January 1, 2002, of the provisions of SFAS No. 142.

	Year ended December 31
	2002	2001
	(€ thousands)
Reported net income	11,882	18,913
Add back goodwill amortization	—	41

Adjusted net income	11,882	18,954

Note 6—Long-term debt

        A summary of the Company's notes and capital lease obligations follow. The obligations are denominated in EURO unless otherwise indicated:

	December 31
	2002	2001
	(€ thousands)
Financial institution installment loans, bearing interest at annual rates from 0.83% to 0.08%, in 2002, denominated in Japanese Yen	1,312	1,814
Financial institution installment loan, bearing interest between 5.4% and 7.79% annually, quarterly payments of €93 thousand plus interest, maturity date March 2004, issued by a subsidiary, of which €426 thousand are guaranteed by WAGO Germany.	429	762
Financial institution installment loan, bearing interest between 2.25% and 4.0% annually, maturities 2003 and 2004, collateralized by certain real estate, denominated in Swiss Francs	6,887	6,752
Financial institution installment loan, bearing interest at 5.1% annually, repayable quarterly with €48 thousand plus interest, collateralized by certain real estate, denominated in French Francs	1,517	1,638
Financial institution loans, bearing interest at 14.25% annually, repayable 2000-2004, secured by certain real property, denominated in Indian Rupees.	73	224
Financial institution installment loans, bearing interest between 4.96% and 5.25% annually, quarterly payment of €141 thousand plus interest, maturity in 2008, collateralized by certain real estate	3,377	3,940
Line of credit agreements, maximum available of €20,217 thousand at December 31, 2002, bearing interest between 6.5% and 8.0% annually.	—	—
Short-term borrowings from financial institutions, bearing interest between 3.53% and 4.62% annually.	—	8,500
Employee's welfare funds loan, bearing interest of min. 5.5%, unsecured, maturity unlimited	325	310
Capital lease obligations, bearing interest between 7.05% to 11.74% annually, maturities 2002 through 2019	17,709	18,267

	31,629	42,207
Less current portion	(8,459)	(17,308)

Long-term portion	23,170	24,899

        Future maturities of long-term debt are as follows:

(€ thousands)
2004	4,046
2005	1,831
2006	1,873
2007	1,595
Thereafter	13,825

23,170

Note 7—Retirement plan

        The Company has a defined benefit pension plan that covers substantially all of its employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company. The plan is funded on a pay-as-you-go basis. The Company consults with an actuary for determining any estimates.

        The following sets forth the status of the Plan and amounts recognized in the accompanying combined financial statements.

	2002	2001
	(€ thousands)
Change in benefit obligation
Benefit obligation, beginning of year	4,462	4,987
Service cost	184	357
Interest cost	238	322
Actuarial (gain)/loss	(379)	(1,130)
Benefits paid	(62)	(74)

Benefit obligation, end of year	4,443	4,462

Funded status	(4,443)	(4,462)
Unrecognized net transition obligation	58	117
Unrecognized actuarial gains	(58)	(117)

Accrued pension cost	(4,443)	(4,462)

	April 4, 2003	2002	2001
Assumptions as of December 31
Discount rate	5.5%	5.5%	5.5%
Pension increase rate	2.5%	2.5%	2.5%
		Year ended December 31
	April 4, 2003
		2002	2001
	(€ thousands)
Components of net periodic pension cost
Service cost	63	184	357
Interest cost	61	238	322
Actuarial gains	(20)	(379)	(1,130)

Net periodic pension cost	104	43	(451)

Note 8—Share-based compensation

        Certain Group executives have been granted options to purchase Spirent plc Ordinary shares by Spirent plc. The Group does not incur any liability to Spirent plc in connection with the stock option awards.

        Historically under US GAAP, Spirent plc had elected to apply the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees to these stock option awards. Due to the performance criteria in the plans under which the stock options were granted, these plans were deemed to be variable plans under US GAAP.

        Following the introduction of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, which is effective from July 1, 2000, Spirent plc has accounted for unvested stock option awards granted after December 15, 1998, and any awards subsequent to July 1, 2000 under the fair value method of SFAS No. 123 Accounting for Stock-Based Compensation. The Group follows the same accounting for options as Spirent plc. As the Group does not incur any liability with respect to the options, amounts recognized as expense are reflected as contributed capital.

        Compensation expense/(benefit) recognized in the Group's financial statements for the period ended April 4, 2003 and the years ended December 31, 2002 and 2001 for stock option awards to WAGO employees were €2 thousand, €(221) thousand and €(587) thousand, respectively.

        If compensation cost for stock options had been determined based on fair value at the date of grant, net income for the periods ended April 4, 2003 and December 31, 2002 and 2001 would have been €4,725 thousand, €11,873 thousand and €18,412 thousand, respectively.

        The normal exercise period for stock options is between the third and tenth anniversary of the date of grant, subject to certain performance targets.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants issued in 2001 and 2000, respectively, no options were granted in 2002 or 2003; dividend yields of 1.6% and 2.5%, expected volatility of 68% and 49%, risk-free interest rates of 4.5% and 5.2%; and expected lives of 3.4 and 5.6 years. The weighted average fair value per share of options granted was (Great Britain pence) 142.0p, and 138.0p.

        A summary of stock option activity follows (as restated to reflect Spirent plc share dividend and rights offering):

	Period ended April 4, 2003		Year ended December 31, 2002		Year ended December 31, 2001
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
		(Great Britain pence)		(Great Britain pence)		(Great Britain pence)
Outstanding at beginning of period	587,510	183.34	587,510	183.34	482,410	156.81
Granted					105,100	305.00
Exercised	( —)	( —)	( —)	( —)	( —)	( —)
Forfeited/Expired	( —)	( —)	( —)	( —)	( —)	( —)

Outstanding at end of period	587,510	183.34	587,510	183.34	587,510	183.34

        The following table summarizes information about stock options at December 31, 2002:

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
(Great Britain pence)			(Great Britain pence)		(Great Britain pence)
104.14 to 152.08	415,070	4.58	128.04	451,070	128.04
305.00 to 334.11	172,440	7.89	316.37	—	—

        In accordance with the terms of the option agreements, the option holders have one year from the date of the disposal by Spirent of its interest in the Group to exercise any options. Accordingly, all unexercised options will expire on April 4, 2004.

Note 9—Financial instruments

        Forward exchange contracts are used to hedge a portion of foreign exchange exposures arising from anticipated receipts and payments in foreign countries occurring within the following 59 months. At December 31, 2002 and 2001 the Group held foreign exchange forward contracts for Japanese yen equating to €12,550 thousand and €8,200 thousand, respectively.

        The Group also enters into zero-cost option contracts to exchange Yen for EURO as part of its foreign currency exposure risk management activities. Contracts having the same terms and notional amounts for the purchased call component and the written put component have no net written premium and are accounted for as cash flow hedges. Certain contracts have notional amounts of the written put option component in excess of the notional amount of the purchased call component, resulting in a beneficial exchange rate, and are accounted for at fair value with changes in fair value recognized currently in earnings. The Group had open zero-cost options contracts designated as cash flow hedges for €11,100 thousand and €13,300 thousand at December 31, 2002 and 2001, respectively. The Group had open option contracts with the written put option component exceeding the purchased call option component for €8,000 thousand (written put) and €4,000 thousand (purchased call) at both December 31, 2002 and 2001. Unrealized gains and losses on foreign exchange forward contracts used to hedge anticipated transactions at December 31, 2002 and 2001 were approximately €4,152 thousand and €2,883 thousand, respectively before taxes.

        The Group also has entered into a cross-currency interest rate swap to hedge the currency and interest rate risk of certain of its debt agreements. The notional amount of the swap was €1,923 thousand at December 31, 2002, respectively €1,985 thousand at December 31, 2001.

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

Note 10—Income taxes

        The provision for income taxes follows.

		Year ended December 31,
	April 4, 2003
		2002	2001
	(€ thousands)
Current provision
Germany	1,791	5,062	4,705
Foreign	894	3,429	3,964

	2,685	8,491	8,669

Deferred provision
Germany	(75)	(312)	(68)
Foreign	(51)	316	159

	(126)	4	91

	2,559	8,495	8,760

        Deferred income taxes were provided for temporary differences in basis of assets and liabilities for financial statement and income tax purposes. These temporary differences consist principally of the recognition of bad debts, the recognition of obsolete inventory, the calculation of depreciation expense, the elimination of intercompany profits in inventory, the recognition of certain production expenses, the determination of pension expense, and unrealized gains and losses on foreign exchange contracts.

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities include the following:

	December 31
	2002	2001
	(€ thousands)
Current deferred tax assets (liabilities)
Elimination of intercompany profits in inventory	1,110	966
Other	(492)	(303)

	618	663

Noncurrent deferred tax assets (liabilities)
Depreciable basis of property and equipment	(1,616)	(1,874)
Pension accruals	187	233
Unrealized gains on foreign exchange contracts	(1,488)	(1,050)
Other	559	559

	(2,358)	(2,132)

        Gross deferred tax assets were €1,966 thousand and €2,058 thousand at December 31, 2002 and 2001, respectively.

        Gross deferred tax liabilities were €3,707 thousand and €3,527 thousand at December 31, 2002 and 2001, respectively.

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

Note 12—Related party transactions

        In the customary course of business, the Company leases certain land and buildings from shareowners and related interests. All of these properties are located in Minden, Germany. These lease agreements will expire on December 31, 2006 at which time certain lease extension provisions may be exercised. These lease agreements contain monthly lease charges amounting to €20 thousand. Lease expense recognized under these related party leases amounted to €60 thousand through April 4, 2003 and €239 thousand for 2002 and 2001, respectively.

        Group sales to Spirent plc were made in the ordinary course of business and amounted to €815 thousand through April 4, 2003 and €2,738 thousand and €2,717 thousand for 2002 and 2001, respectively.

        In the customary course of business, the Company grants credit to Spirent plc and certain of its subsidiaries. Amounts outstanding at December 31, 2002 and 2001 were €653 and €646, respectively.

Note 13—Commitments and contingencies

        A summary of the various commitments which the Company has entered into in the ordinary course of business follows:

Operating leases

        Total expense under operating leases expense of €1,267 thousand, €5,027 thousand and €4,426 thousand was incurred through April 4, 2003 and during 2002 and 2001, respectively.

        Under the terms of the Group's operating and capital lease agreements, future minimum lease payments for leases with terms greater than one year are as follows:

Year ended December 31,	Operating	Capital
	(€ thousands)
2003	2,928	1,837
2004	2,338	1,837
2005	1,601	1,837
2006	1,176	1,529
2007	759	1,529
2008 and thereafter	959	19,747

	9,761	28,316

Amount representing interest		(10,607)

		17,709

        The Company acquired certain operating facilities under the provisions of long-term leases. The economic substance of the leases are to finance the acquisition of the facilities. Accordingly, these leases have been accounted for as capital leases. During 2002 the company acquired one of the facilities formerly leased. The present value of minimum lease rentals for properties under capital lease of €19,910 thousand at December 31, 2002 and €22,114 thousand at December 31, 2001 have been capitalized in connection with the leases. Accumulated depreciation recognized on these facilities amounted to €2,886 thousand and €3,377 thousand at December 31, 2002 and 2001.

Other commitments

        The Company has entered into various contracts to construct both buildings and machinery and equipment. At December 31, 2002, expected future payments under these contracts are not anticipated to exceed €5,967 thousand.

        For investments in machinery, tools, equipment and buildings to be done in Sondershausen, Germany, the Company has a taxable government grant available of €6,785 thousand which covers investments of €30,156 thousand from December 12, 2001 until August 31, 2004. As of December 31, 2002 grants available of €5,910 thousand related to future investments of €26,266 thousand remained.

Note 14—Change in control

        On April 4, 2003 Spirent plc sold its 51% interests in WAGO Germany and WAGO Switzerland to entities controlled by the Hohorst family.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tyton Company of Japan, Limited

We have audited the accompanying balance sheet of Tyton Company of Japan, Limited as at March 31, 2004, and the related statements of income and shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Japanese auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tyton Company of Japan, Limited at March 31, 2004, and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in Japan which differ in certain respects from those generally accepted in the United States of America (see Note 10 of the Notes to the Financial Statements).

/S/ ERNST & YOUNG SHINNIHON
Tokyo, Japan May 28, 2004

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-98607) pertaining to the Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al of our report dated May 28, 2004, with respect to the financial statements of Tyton Company of Japan, Limited included in the Annual Report (Form 20-F) of Spirent plc for the year ended December 31, 2003.

/S/ ERNST & YOUNG SHINNIHON
Tokyo, Japan June 28, 2004

TYTON COMPANY OF JAPAN, LIMITED

BALANCE SHEETS

	March 31,
	2004	2003
		(Unaudited)
	Thousands of yen
Assets
Current assets:
Cash and cash equivalents	¥1,244,546	¥1,348,997
Notes and accounts receivable:
Trade and other—affiliates (Note 3)	325,896	329,530
Trade	1,626,297	1,447,370
Allowance for doubtful accounts	(13,590)	(12,229)

	1,938,603	1,764,671
Inventories	528,495	475,685
Deferred income taxes (Note 6)	64,074	68,485
Other current assets	41,599	4,824

Total current assets	3,817,317	3,662,662
Property, plant and equipment:
Land	370,341	370,341
Buildings and improvements	1,150,132	1,140,827
Machinery and equipment	3,979,312	3,774,464
Motor and vehicles	35,058	29,659
Construction in progress	198,110	640

	5,732,953	5,315,931
Accumulated depreciation	(3,942,720)	(3,830,509)

	1,790,233	1,485,422
Other assets:
Software	77,479	120,350
Deferred income taxes (Note 6)	191,357	164,571
Loans to employees and directors, with interest rate at 3.875% per annum	21,618	27,376
Investments in affiliated companies (Note 2)	664,604	664,604
Marketable equity securities (Note 4)	16,005	11,664
Lease deposits and other assets	415,214	372,496

	1,386,277	1,361,061

Total assets	¥6,993,827	¥6,509,145

See accompanying notes to financial statements.

	March 31,
	2004	2003
		(Unaudited)
	Thousands of yen
Liabilities and shareholders' equity
Current liabilities:
Notes and accounts payable:
Affiliates (Note 3)	¥74,937	¥61,779
Trade and other	138,576	73,625

	213,513	135,404
Accrued income taxes	204,046	357,201
Accrued consumption tax	23,111	42,520
Other accrued liabilities	273,050	181,383

Total current liabilities	713,720	716,508
Severance and retirement benefits (Note 5)	516,727	461,897
Deposit received	3,880	2,150

Total liabilities	1,234,327	1,180,555
Shareholders' equity:
Common stock, without par value:
Authorized: 6,400 shares
Issued and outstanding: 4,000 shares	200,000	200,000
Legal reserve (Note 9)	50,000	50,000
Retained earnings (Note 9)	5,505,705	5,077,312
Unrealized holding gains on securities (Note 4)	3,795	1,278

Total shareholders' equity	5,759,500	5,328,590

Total liabilities and shareholders' equity	¥6,993,827	¥6,509,145

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF INCOME

	Year ended March 31,
	2004	2003	2002
		(Unaudited)	(Unaudited)
	Thousands of yen
Net sales (Note 3)	¥5,059,470	¥4,614,322	¥4,456,128
Costs and expenses (Note 5):
Cost of sales (Note 3)	1,990,277	1,820,229	1,740,179
Selling, general and administrative expenses (Notes 7 and 8)	2,243,120	2,061,637	2,356,785

	4,233,397	3,881,866	4,096,964

Operating income	826,073	732,456	359,164
Other income (expense):
Interest income	1,077	1,149	1,201
Interest expense	—	—	(117)
Other, net	47,243	64,914	52,997

	48,320	66,063	54,081

Income before income taxes	874,393	798,519	413,245
Income taxes (Note 6):
Current	390,000	390,000	78,000
Deferred	(24,000)	(51,000)	101,000

	366,000	339,000	179,000

Net income	¥508,393	¥459,519	¥234,245

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Common stock	Legal Reserve	Retained earnings	Unrealized holding gains on securities
	Thousands of yen
Balance at April 1, 2001 (unaudited)	¥4,788,894	¥200,000	¥50,000	¥4,538,548	¥346
Net income	234,245			234,245
Change in fair value of available-for-sale securities (net of income tax of ¥384 thousand)	544				544
Bonuses to directors and statutory auditors	(25,000)			(25,000)

Total comprehensive income	209,789
Dividends—¥15,000 per share	(60,000)			(60,000)

Balance at March 31, 2002 (unaudited)	4,938,683	200,000	50,000	4,687,793	890

Net income	459,519			459,519
Change in fair value of available-for-sale securities (net of income tax of ¥273 thousand)	388				388
Bonuses to directors and statutory auditors	(10,000)			(10,000)

Total comprehensive income	449,907
Dividends—¥15,000 per share	(60,000)			(60,000)

Balance at March 31, 2003 (unaudited)	5,328,590	200,000	50,000	5,077,312	1,278

Net income	508,393			508,393
Change in fair value of available-for-sale securities (net of income tax of ¥1,624 thousand)	2,517				2,517
Bonuses to directors and statutory auditors	(20,000)			(20,000)

Total comprehensive income	490,910
Dividends—¥15,000 per share	(60,000)			(60,000)

Balance at March 31, 2004	¥5,759,500	¥200,000	¥50,000	¥5,505,705	¥3,795

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the year ended March 31, 2003 and 2002 is unaudited)

March 31, 2004

1.     General and Significant Accounting Policies

Description of Business

Tyton Company of Japan, Limited (the "Company") is owned 49%-owned by Spirent plc (a UK company), 30%-owned by Kyoritsu Electric Industries Company Limited and 21%-owned by Sansei Bussan Company Limited.

The Company was incorporated under the Commercial Code of Japan on October 29, 1970 for the purpose of manufacturing and selling cable accessories, tools and other related products mainly to Japanese customers.

Basis of Presentation

The Company maintains its accounting records and prepares their financial statements in accordance with accounting principles generally accepted in Japan. The accompanying financial statements of the Company are prepared on a stand-alone basis in accordance with accounting principles generally accepted in Japan, which may differ in certain material respects from accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimated.

Inventories

Inventories are stated at the lower of cost or market, cost being determined mainly by the average cost method.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation of property, plant and equipment is computed by the declining-balance method over the estimated useful lives of the respective assets, which are as follows:

Buildings and improvements	3–50 years
Machinery and equipment	2–15 years
Motor and vehicles	2–6 years

Software

Software is stated at cost and amortized by the straight-line method over their estimated useful lives of 5 years.

Investments in affiliated companies

Investments in affiliated companies are accounted for using the cost method and relate to 20% to 50% owned companies to which the Company has the ability to exercise significant influence over operational and financial policies of the investee company.

Severance and retirement benefits

The Company has defined benefit plans, which are either funded or unfunded plans, covering substantially all employees who are entitled to lump-sum or annuity benefit payments, the amounts of which are determined by reference to their ability-based grade, length of service, and the conditions under which the termination occurs.

In addition, directors are customarily entitled to lump-sum payments under the directors' retirement plan. Provision for the retirement allowances for directors has been estimated.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured using the enacted tax rates. Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

Foreign Currency Transactions

Certain assets and liabilities denominated in foreign currencies are translated into Japanese yen at the current exchange rate as of the balance sheet date. All revenues and expenses associated with foreign currencies are translated at the exchange rates prevailing when such transactions are made. The resulting exchange gains and losses are credited or charged to income.

Revenue Recognition

The Company recognizes revenue when goods are shipped.

Allowance for Doubtful Accounts

Allowance for doubtful receivables, including both trade and notes receivable, is the Company's best estimate of the amount of probable credit losses in their existing receivables. The allowance is determined based on, but not limited to, historical collection experience adjusted for the effects of the current economic environment and the financial performance of debtors. Write-offs of accounts receivable historically have been within management's expectations.

Recent accounting pronouncement

A new Japanese accounting standard "Impairment of Fixed Assets" was issued in August 2002 that is effective for fiscal years beginning on or after April 1, 2005. The new standard requires that tangible and intangible fixed assets be carried at cost less depreciation, and be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Companies would be required to recognize an impairment loss in their income statement if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The standard covers land, factories, building and other forms of property, plant and equipment as well as intangible assets. Fixed assets will be grouped at the lowest level for which there are identifiable cash flows that are independent of cash flows of other groups of assets.

The Accounting Standards Board of Japan issued practical guidelines on the application of the standard in October 2003. The Company is assessing the impact of this new accounting standard on their financial condition and results of operations under the current guidelines.

2.     Investments in Affiliated Companies

The Company owns a 49% interest in both Wago Company of Japan, Ltd ("Wago Japan"), a joint venture with Wago Kontakttechnik GmbH, and Hellermann Asian Private Limited ("Hellerman"), a joint venture with Spirent B.V.

Wago Japan and Hellerman have carrying values of ¥39,200 thousand and ¥625,404 thousand, respectively. These joint ventures have fiscal years that differ from March 31 by 93 days or less.

3.     Balances and Transactions with Affiliated Companies

Balances with affiliated companies at March 31, 2004 and 2003 are summarized as follows:

	March 31,
	2004	2003
	(Thousands of yen)
Receivables from:
Kyoritsu Electric Industries Company Limited	¥233,416	¥220,476
Sansei Bussan Company Limited	1,923	4,258
Hellermann Tyton USA	14,091	15,866
Hellermann Asian Private Limited	71,825	63,169
Hellermann Tyton UK	60	21,121
Other	4,581	4,640

	¥325,896	¥329,530

Payables to:
Sansei Bussan Company Limited	¥39,828	¥40,302
Hellermann Tyton USA	18,836	4,328
Hellermann Asian Private Limited	6,611	12,181
Other	9,662	4,968

	¥74,937	¥61,779

Transactions with affiliated companies for the year ended March 31, 2004, 2003 and 2002 are summarized as follows:

	Year ended March 31,
	2004	2003	2002
	(Thousands of yen)
Sales to:
Kyoritsu Electric Industries Company Limited	¥518,857	¥492,853	¥448,439
Sansei Bussan Company Limited	20,557	33,394	39,623
Hellermann Tyton USA	47,017	57,547	52,786
Hellermann Asian Private Limited	116,260	101,859	79,991
Hellermann Tyton UK	375	20,700	—
Other	15,113	14,651	49,000

	¥718,179	¥721,004	¥669,839

Purchases from:
Sansei Bussan Company Limited	¥501,371	¥436,910	¥429,991
Hellermann Tyton USA	47,650	40,703	42,409
Hellermann Asian Private Limited	88,545	55,470	44,401
Hellermann Tyton UK	39,967	42,091	—
Other	12,625	8,472	69,409

	¥690,158	¥583,646	¥586,210

4.     Investments in Securities

The Company classifies its investments in marketable equity securities, which all have a readily determinable fair value, as available for sale. Management does not intend to sell its equity securities within the next twelve months. Investments in equity securities have a cost of ¥9,685 thousands and ¥9,485 thousands and gross unrealized holding gains of ¥6,320 thousands and ¥2,179 thousands at March 31, 2004 and 2003. The Company did not realize any gains in the three-year period ended March 31, 2004.

5.     Severance and Retirement Benefits

The components of net periodic benefit cost for the years ended March 31, 2004, 2003 and 2002, and reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the balance sheet for the Company's defined benefit plans as of March 31, 2004 and 2003 are outlined as follows:

	March 31, 2004
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥41,273	¥37,300	¥78,573
Interest cost	12,352	—	12,352
Expected return on plan assets	(4,931)	—	(4,931)
Amortization of actuarial loss	4,496	—	4,496
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥53,777	¥37,300	¥91,077

	March 31, 2003
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥38,161	¥21,500	¥59,661
Interest cost	11,346	—	11,346
Expected return on plan assets	(4,899)	—	(4,899)
Amortization of actuarial loss	3,203	—	3,203
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥48,398	¥21,500	¥69,898

	March 31, 2002
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥38,810	¥44,800	¥83,610
Interest cost	10,112	—	10,112
Expected return on plan assets	(4,802)	—	(4,802)
Recognized net actuarial loss	(221)	—	(221)

Net periodic benefit cost	¥43,899	¥44,800	¥88,699

Actuarial gain or loss is being amortized by the straight-line method over 10 years.

Prior service cost is being amortized by the straight-line method over 10 years.

	March 31, 2004
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥494,099	¥177,400	¥671,499
Service cost	41,273	37,300	78,573
Interest cost	12,352	—	12,352
Actuarial loss	24,346	—	24,346
Prior service cost	—	—	—
Benefits paid	(9,128)	(18,000)	(27,128)

Benefit obligation at end of year	562,942	196,700	759,642

Changes in plan assets:
Fair value of plan assets at beginning of year	164,394	—	164,394
Actual return on plan assets	11,235	—	11,235
Employer contribution	12,859	—	12,859
Benefits paid	(3,740)	—	(3,740)

Fair value of plan assets at end of year	184,748	—	184,748

Funded status	(378,194)	(196,700)	(574,894)
Unrecognized actuarial gain or loss	53,469	—	53,469
Unrecognized prior service cost	4,698	—	4,698

Accrued severance and pension costs	¥(320,027)	¥(196,700)	¥(516,727)

	March 31, 2003
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥451,586	¥155,900	¥607,486
Service cost	38,161	21,500	59,661
Interest cost	11,346	—	11,346
Actuarial loss	(3,329)	—	(3,329)
Prior service cost	5,873	—	5,873
Benefits paid	(9,538)	—	(9,538)

Benefit obligation at end of year	494,099	177,400	671,499

Changes in plan assets:
Fair value of plan assets at beginning of year	163,288	—	163,288
Actual return on plan assets	(11,365)	—	(11,365)
Employer contribution	12,471	—	12,471
Benefits paid	—	—	—

Fair value of plan assets at end of year	164,394	—	164,394

Funded status	(329,705)	(177,400)	(507,105)
Unrecognized actuarial gain or loss	39,922	—	39,922
Unrecognized prior service cost	5,286	—	5,286

Accrued severance and pension costs	¥(284,497)	¥(177,400)	¥(461,897)

The key actuarial assumptions used in the accounting for the plans as of March 31, 2004, 2003 and 2002 are as follows:

	March 31,
	2004		2003		2002
	Employees	Directors	Employees	Directors	Employees	Directors
Discount rate	2.0%	—	2.5%	—	2.5%	—
Expected long-term rate of return on plan assets	3.0%	—	3.0%	—	3.0%	—

6.     Income Taxes

The Company pays corporation, inhabitants' and enterprise income taxes, which, in the aggregate, resulted in a statutory tax rate of 39.96%, 41.34% and 41.34% in 2004, 2003 and 2002, respectively.

On March 31, 2003, amendments to local business tax law in Japan were enacted, resulting in the lower business tax rates. Those changes became effective on April 1, 2004. As a result, the aggregated statutory income tax rate for the Company will be approximately 39.96% for the year ending March 31, 2005. The effect of this change on the Company's deferred tax balances increased deferred income tax expense by ¥1,421 thousand for the year ended March 31, 2004.

Significant components of the Company's deferred tax assets and liabilities as of March 31, 2004 and 2003 were as follows:

	March 31, 2004
	Current	Non-current
	Thousands of yen
Deferred tax assets:
Severance and retirement benefits	¥—	¥194,748
Depreciation and amortization	—	4,348
Other accrued liabilities	40,304	—
Allowance for doubtful accounts	5,430	—
Enterprise tax	18,735	—

	64,469	199,096
Valuation allowance	—	—

	64,469	199,096
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	2,525
Depreciation and amortization	—	5,499
Other	395	(285)

	395	7,739

Net deferred tax assets	¥64,074	¥191,357

	March 31, 2003
	Current	Non-current
	(Thousands of yen)
Deferred tax assets:
Severance and retirement benefits	¥—	¥169,701
Depreciation and amortization	—	2,539
Other accrued liabilities	32,560	—
Allowance for doubtful accounts	4,650	—
Enterprise tax	31,929	—

	69,139	172,240
Valuation allowance	—	—

	69,139	172,240
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	901
Depreciation and amortization	—	6,768
Other	654	—

	654	7,669

Net deferred tax assets	¥68,485	¥164,571

7.     Leases

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets at March 31, 2004 and 2003, which would have been reflected in the balance sheets if finance leases of equipment currently accounted for as operating leases had been capitalized.

	Year ended March 31,
	2004	2003
	(Thousands of yen)
Acquisition costs	¥46,533	¥46,533
Accumulated depreciation	(43,750)	(42,210)

Net book value	¥2,783	¥4,323

Future minimum lease payments for the above leased assets under capital lease agreements at March 31, 2004 were ¥1,200 thousand, less amounts representing interest of ¥8 thousand, due in the year ended March 31, 2005.

Operating leases are mainly for office space and office equipment. Total rental expense of such operating leases for the year ended March 31, 2004, 2003 and 2002 were ¥125,056 thousand, ¥157,112 thousand and ¥134,605 thousand, respectively.

8.     Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses included in selling, general and administrative expenses for the year ended March 31, 2004, 2003 and 2002 were as follows:

	March 31,
	2004	2003	2002
	(Thousands of yen)
Research and development expenses	¥28,146	¥26,930	¥25,337
Advertising costs	61,607	68,459	70,999

9.     Legal Reserve and Retained Earnings

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amounts to be disbursed as distributions of earnings be appropriated to the legal reserve until the sum of the legal reserve and additional paid-in capital equals 25% of the common stock account. The Code also stipulates that if the sum of the additional paid-in capital account and the legal reserve exceeds 25% of the common stock account, the excess may be available for appropriation either as a return of capital or as dividends by resolution of the shareholders.

The legal reserve is not available for dividends but may be used to eliminate or reduce a deficit by resolution of the shareholders or may be capitalized by resolution of the Board of Directors.

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's books maintained in accordance with Japanese accounting practices. The maximum amount of retained earnings of the Company available for cash dividends at March 31, 2004 totaled ¥5,505,705 thousand.

10.   Reconciliation to Accounting Principles Generally Accepted in the United States

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in Japan (JGAAP). JGAAP varies in certain significant respects from accounting principles generally accepted in the United States (U.S. GAAP). Differences, which have significant consequences on the Company's results of operations and shareholders' equity, are summarized as follows:

Equity method investments

In Japan, companies are permitted to issue stand-alone financial information accounted for under JGAAP that do not record consolidating entries, as defined under the Japanese Commercial Code (JCC). Consolidating entries include increases to the carrying value of investments accounted for under the equity method for the investor's share of the investee's operating results.

Under U.S. GAAP, Accounting Principles Board (APB) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, requires that the investor's share of the investee's earnings or losses be included in net income with the carrying value of the investment adjusted accordingly. APB 18 also requires the elimination of intercompany profit until such transactions are realized and dividends received. If financial statements of an investee are not sufficiently timely for an investor to apply the equity method currently, the investor ordinarily should record its share of the earnings (losses) of an investee from the most recent financial statements available. The lag in reporting should be consistent from period to period (i.e. differ less than 93 days from March 31).

Revenue recognition

Under JGAAP, revenue can be recognized upon either shipment or delivery. After initial selection, the revenue recognition policy must be consistently applied. The Company's accounting policy is to recognize revenue upon shipment.

U.S. GAAP requires that revenues be recognized upon the culmination of the earnings process, which occurs when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collection is reasonably assured. Typically, the Company enters into sales contracts whereby title and risk of loss transfer to the buyer upon delivery. For certain distributors, the Company provides extended payment terms (typically, 120 days after delivery) and accepts a note receivable evidencing such terms. In addition, the Company provides a price concession, in the form of a purchase discount when the aforementioned note is received. Under U.S. GAAP, the selling price is not fixed and determinable upon delivery and, as such, revenue recognition occurs as the notes are received, generally 30 days after shipment. The reversal of sales and related costs of goods sold decreased revenues by ¥13,957 thousand and cost of goods sold by ¥6,254 thousand for the year ended March 31, 2004.

Statement of cash flows

Under JGAAP, a statement of cash flows is not required when reporting on a stand-alone basis.

U.S. GAAP requires the presentation of a statement of cash flows prepared in accordance with Statement of Financial Accounting Standard (FAS) No. 95, Statement of Cash Flows.

Accrued vacation

Under JGAAP, an employee's accumulated right to take vacation earned as a result of services rendered is expensed when taken.

U.S. GAAP Statement of Financial Accounting Standard (FAS) No. 43, Accounting for Compensated Absences, requires the accrual of compensated future absences such as vacation if the employer's obligation relates to services already rendered, the obligation relates to rights that vest or accumulate, payment is probable, and the amount can be reasonably estimated.

Cash surrender value of life insurance policies

Under JGAAP, life insurance premiums paid are capitalized and expensed in the period that the eligible individual retires.

Under U.S. GAAP, life insurance premiums are expensed in the period incurred. In addition, Financial Accounting Standard Board Technical Bulletin (FTB) No. 85-4, Accounting for Purchases of Life Insurance, requires that the amount that could be realized under the insurance contract, such as cash surrender value as of the date of the statement of financial position, should be reported as an asset and changes in the cash surrender value should be an adjustment to the income statement.

Asset retirement obligations

In Japan, the provisions of lease agreements typically require the lessee to restore lease office space to its original condition. Such costs may include painting, carpeting, cleaning and repairing minor damages to the building that result from modifications made during the lease term. JGAAP requires these costs to be expensed as incurred.

Under U.S. GAAP, FAS 143, Accounting for Asset Retirement Obligations, applies to legal obligations that arise from written contracts, including lease agreements that obligate the lessee to remove leasehold improvements. Statement 143 requires that the initial liability and corresponding asset be measured at fair value based on expected cash flows taking into consideration current market and credit rate risks. The Company would have adopted FAS 143 in the current year resulting in a cumulative effect adjustment.

Directors' bonuses and statutory auditors' bonuses

JGAAP requires that bonuses paid to directors and statutory auditors represent a reduction of retained earnings upon payment.

Under U.S. GAAP, bonuses are expensed as incurred and recognized in the income statement.

Reconciliation of net income for the year ended March 31, 2004:

		(Thousands of yen)
Net income as reported under JGAAP		¥508,393
U.S. GAAP adjustments:
(a)	Equity earnings of affiliated companies, net of dividends and elimination of intercompany profit	107,866
(b)	Recognition of cash surrender value of life insurance policies	2,176
(c)	Compensated absences	(8,395)
(d)	Asset retirement obligation, cumulative effect on an accounting change	(5,794)
(e)	Amortization of asset retirement costs capitalized	(849)
(f)	Accretion of asset retirement obligation interest	(331)
(g)	Accrued bonuses	(25,000)
(h)	Difference in revenue recognition principles	(7,703)
(i)	Income tax effect of adjustments	(33,224)

Net income under U.S. GAAP		¥537,139

Reconciliation of shareholders' equity at March 31, 2004:

		(Thousands of yen)
Shareholders' equity as reported under JGAAP		¥5,759,500
U.S. GAAP adjustments:
(a)	Equity earnings of affiliated companies, net of dividends and elimination of intercompany profit	461,451
(b)	Recognition of cash surrender value of life insurance policies	(37,172)
(c)	Compensated absences	(46,904)
(d)	Asset retirement obligation, cumulative effect on an accounting change	(5,794)
(e)	Amortization of asset retirement costs capitalized	(849)
(f)	Accretion of asset retirement obligation interest	(331)
(g)	Accrued bonuses	(25,000)
(h)	Difference in revenue recognition principles	(82,574)
(i)	Deferred income taxation above adjustments	(115,152)
(j)	Foreign currency translation adjustment of affiliated company - net of taxes of ¥36,600 thousand	(54,991)

Shareholders' equity under U.S. GAAP		¥5,852,184

A reconciliation of the significant balance sheet accounts under JGAAP to the amounts determined under U.S. GAAP is as follows:

March 31, 2004
(Thousands of yen)
Investments in affiliated companies:
As reported under JGAAP	¥664,604
Equity earnings of affiliated companies, net of dividends and elimination of intercompany profit	369,860

As adjusted under U.S. GAAP	1,034,464

Other accrued liabilities:
As reported under JGAAP	273,050
Compensated absences	46,904
Accrued bonuses	25,000

As adjusted under U.S. GAAP	344,954

Lease deposits and other assets:
As reported under JGAAP	415,214
Recognition of cash surrender value of life insurance policies	(37,172)
Asset retirement costs capitalized	12,739
Accumulated amortization—asset retirement costs capitalized	(5,095)

As adjusted under U.S. GAAP	385,686

Deferred income taxes (current and noncurrent):
As reported under JGAAP	255,431
Adjustments for GAAP differences	(78,550)

As adjusted under U.S. GAAP	176,881

Asset retirement obligation	¥14,618

Inventories:
As reported under JGAAP	528,495
Adjustment for revenue recognition principles	52,924

As adjusted under U.S. GAAP	581,419

Deferred revenue	¥111,009

Statements of cash flows prepared in accordance with FAS 95 using the indirect method for the years ended March 31, 2004, 2003 (unaudited), and 2002 (unaudited) are shown below:

	Year ended March 31,
	2004	2003	2002
	(Thousands of yen)
Operating activities
Net Income	¥537,139	¥441,079	¥294,099
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	3,476	—	—
Depreciation and amortization	346,859	371,708	362,924
Deferred income taxes	13,168	(49,900)	150,611
Equity earnings of affiliated company, net of dividends	(107,866)	(106,810)	(116,563)
Provision for doubtful accounts	1,360	1,163	(2,186)
Reserve of severance and retirement benefits	54,830	47,889	(221,037)
Loss on sale (disposal) of property, plant and equipment	3,351	4,988	(362)
Unrealized gain on investment securities	(1,624)	—	(384)
Unrealized loss on director's retirement insurance fund	(2,176)	12,993	5,916
Changes in operating assets and liabilities:
Account receivable	(178,909)	(38,242)	315,370
Inventories	(59,065)	(7,257)	(76,253)
Other current assets	(36,777)	3,689	(1,078)
Account payable	84,032	(68,956)	(54,133)
Income tax payable	(153,155)	275,613	(179,967)
Consumption tax payable	(19,408)	28,477	(7,549)
Accrued expenses and deferred revenue	116,714	83,405	(75,758)

Net cash provided by operating activities	601,949	999,839	393,650

Investing activities
Purchases of property, plant and equipments	(609,758)	(179,676)	(278,521)
Purchases of intangible assets	(11,949)	(13,420)	(48,218)
Purchase of investment securities	(200)	—	—
Repayment of loan to employees and directors, net	5,759	2,670	2,258
Proceeds from sales of property, plant and equipment	16,553	707	963
Payment (receipt) for lease deposits and other assets	(42,719)	(71,637)	214,411
Other liabilities	1,730	—	—

Net cash used in investing activities	(640,584)	(261,356)	(109,107)

Financing activities
Payments on capital lease obligations	(5,816)	(8,910)	(10,976)
Cash dividend paid	(60,000)	(60,000)	(60,000)

Net cash used in financing activities	(65,816)	(68,910)	(70,976)

Net (decrease) increase in cash	(104,451)	669,573	213,567
Cash and cash equivalents at beginning of year	1,348,997	679,424	465,857

Cash and cash equivalents at end of year	¥1,244,546	¥1,348,997	¥679,424

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥—	¥—	¥646
Income taxes	¥543,870	¥113,672	¥257,967

Additional U.S. GAAP Disclosures

Investments in affiliated companies

Summarized combined financial information relating to affiliated companies accounted for under the equity method at March 31, 2004 and for the year then ended:

(Thousands of yen)
As of and for the year ended March 31, 2004
Current assets	¥3,114,874
Noncurrent assets	648,007
Current liabilities	1,585,674
Noncurrent liabilities	66,054
Revenues	4,330,087
Net income	235,131
As of and for the year ended March 31, 2003
Current assets	¥2,725,873
Noncurrent assets	737,288
Current liabilities	1,398,396
Noncurrent liabilities	67,918
Revenues	3,988,675
Net income	229,982
For the year ended March 31, 2002
Revenues	3,690,495
Net income	252,884

Concentration of credit risk

The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support customer receivables. The Company accepts notes receivables from its customers, which is a general business practice in Japan. Potential credit-related losses could occur in the event of non-performance by counterparties to certain financial instruments.

Impact of recently issued accounting standards not yet adopted

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

For non-public companies, the provisions of FIN 46, as revised, is effective, for all VIEs created before January 1, 2004, no later than the beginning of the first annual reporting period beginning after December 15, 2004.

SCHEDULE II

SPIRENT PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to Profit and Loss	Exchange Differences	Deductions	Balance at end of year
	(£ millions)
Year ended December 31, 2001
Provisions for bad and doubtful debts	5.5	4.7	—	(0.9)	9.3
Year ended December 31, 2002
Provisions for bad and doubtful debts	9.3	0.4	0.2	(2.8)	7.1
Year ended December 31, 2003
Provision for bad and doubtful debts	7.1	(1.8)	(0.5)	(3.2)	1.6

S-1

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPIRENT PLC
By:	/s/ NICHOLAS K BROOKES Nicholas K Brookes Chief Executive Officer
June 29, 2004

QuickLinks

TABLE OF CONTENTS
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
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
      Customers
      Sales, Marketing and Support
      Manufacturing
  Network Products Group
      Markets
      Products
      Competition
      Customers
      Sales, Marketing and Support
      Manufacturing
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
  Materials
  Regulatory and Other Government Requirements
  Enforcement of Civil Liabilities
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  Overview
  Acquisitions and Disposals
      Acquisitions
      Disposals
  Recent Developments
  Results of Operations
      Turnover
      Cost of sales
      Operating expenses
      Income from interest in joint venture
      Interest receivable and similar income
      Interest payable
      Other finance expense/income
  Critical Accounting Policies
      Goodwill and intangibles
      Stocks and debtor provisions
      Revenue recognition
      Pensions
      Deferred taxation
  Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002
    Performance Analysis
    Service Assurance
      Divested operations
      Cost of sales
      Operating expenses
      Turnover and income from interest in joint venture
      Income from interests in associates
      Profit/(loss) on disposal and closure of operations
      Net interest payable and other finance (expense)/income
      Exceptional interest expense
      Taxation
  Year Ended December 31, 2002 Compared with the Year Ended December 31, 2001
      Turnover and operating profit
      Divested operations
      Cost of sales
      Operating expenses
      Turnover and income from interest in joint venture
      Income from interests in associates
      Profit/(loss) on disposal and closure of operations
      Net interest payable and other finance (expense)/income
      Taxation
  Liquidity and Capital Resources
  Off-Balance Sheet Arrangements
  Contractual Obligations
  Pension Fund
  Foreign Exchange
  Research and Development
  Factors That May Affect Future Results
  Inflation
  Differences Between UK GAAP and US GAAP
  Newly Adopted Accounting Standards
      UK Standards
      US Standards
  Impact of Recently Issued Accounting Standards Not Yet Adopted
  UK GAAP
  US GAAP
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  Directors
  Senior Management
  The Board of Directors and Committees of the Board
  United States Corporate Governance Compliance
  Compensation of Directors and Senior Management
  Executive Directors' Remuneration Policy
  Employees
  Shares Held by Directors and Senior Management
  Share Schemes and Related Information
  Options to Acquire Shares—Directors
  Rights under the Stock Appreciation Rights Plan—Directors
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Major Shareholders
  Related Party Transactions
  ITEM 8. FINANCIAL INFORMATION
  Historical Financial Information
  Significant Changes
  Dividend Policy
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  Memorandum and Articles of Association
  Material Contracts
  Exchange Controls
  Taxation
      Taxation of dividends and distributions
      Taxation of capital gains
      United Kingdom inheritance tax
      United Kingdom stamp duty and Stamp Duty Reserve Tax ("SDRT")
      Taxation of dividends
      Taxation of capital gains
      Passive Foreign Investment Company considerations
      Reportable transactions
      United States information reporting and backup withholding
  Documents on Display
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  Finance and Treasury Objectives, Policies and Strategies
  Interest rate management
  Currency management
  Interest Rate Sensitivity
      As at December 31, 2003
  Exchange Rate Sensitivity
      Forward Exchange Contracts as at December 31, 2003
  Currency Exposure of Financial Assets and Liabilities
      Net foreign currency monetary assets/(liabilities)
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16.
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  Financial Statements
  ITEM 19. EXHIBITS
REPORT INDEPENDENT AUDITORS
CONSENT OF INDEPENDENT AUDITORS
SPIRENT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
SPIRENT plc CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
SPIRENT plc CONSOLIDATED CASH FLOW STATEMENT
  Reconciliation of net cash flow to movement in net debt
SPIRENT plc CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS
  Share Capital
  Share Capital and Reserves
  Basis of Accounting
  Prior Year Adjustment
  Prior year adjustment and restatement of prior years
  Basis of Consolidation
  Foreign Currencies
  Financial Instruments
  Turnover
  Revenue Recognition
  Product Development
  Pension Contributions
  Deferred Taxation
  Goodwill
  Other Intangible Assets
  Tangible Assets
  Stocks
  Shipping and Handling Costs
  Trade Debtors
  Advertising Costs
  Research and Development Costs
  Repairs and Maintenance Costs
  Use of Estimates
  Communications Group
  a) Performance Analysis division
  b) Service Assurance division
  Network Products group
  Systems group
  Sensing Solutions group
  Turnover
  Major customers
  Inter-segmental Transactions
  Corporate Charge Allocation
  Profit/(Loss) before Taxation
  Depreciation
  Product Development
  Operating Assets
  Long-lived Assets
  Total Assets
  Capital Expenditure
  Turnover by Market
  Turnover by Source
  Operating Profit/(Loss)
  Long-lived Assets
  (i) Directors' Remuneration
  (ii) Directors' Interests
  (iii) Pension Costs
  Goodwill
  (a) Interest Rate Risk
  (b) Maturity of Financial Liabilities
  (c) Currency Exposure of Financial Assets and Liabilities
  Year ended December 31, 2003
  Year ended December 31, 2002
  Year ended December 31, 2001
  Year ended December 31, 2003
  Year ended December 31, 2002
  Year ended December 31, 2001
  a) Goodwill and Other Intangible Assets
  b) Stock-based Compensation
  c) Pensions
  d) Profit on Disposal
  e) Vacation Accrual
  f) Derivative Financial Instruments
  g) Accounting for the Group's Joint Venture and Associates
  h) Deferred Taxation
  i) Unamortized Debt Issue Costs
  j) Discontinued Operations
  Net Income/(Loss) under US GAAP
  Consolidated Statement of Income Under US GAAP
  Statement of Comprehensive Income/(Loss)
  Shareholders' Equity under US GAAP
  Cash Flow Statement under US GAAP
  Additional information required by US GAAP in respect of earnings per share
  Additional information required in respect of business combinations
  Additional information required by US GAAP in respect of pensions
  Cash Flows
  Additional pro forma information required by US GAAP in respect of stock-based compensation
  Additional information required by US GAAP in respect of deferred taxation
  Additional information required by US GAAP in respect of Associated Companies
  Concentration of credit risk
  Impact of Recently Issued Accounting Standards not yet Adopted
  UK GAAP
  US GAAP
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Balance Sheets
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Operations
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Shareowners' Equity
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Cash Flows
  Affiliated companies
  Major shareowners
  Basis of accounting
  Principles of combination
  Use of estimates
  Cash and cash equivalents
  Accounts receivable
  Inventory
  Property and equipment
  Goodwill
  Long-lived assets
  Revenue recognition
  Foreign currency translation
  Derivatives and hedging activities
  Warranty
  Income taxes
  Concentration of credit risk
  Advertising costs
  Research and development costs
  Recently issued accounting pronouncements
  Operating leases
  Other commitments
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT
  Description of Business
  Basis of Presentation
  Use of Estimates
  Inventories
  Property, Plant and Equipment and Depreciation
  Software
  Investments in affiliated companies
  Severance and retirement benefits
  Income Taxes
  Foreign Currency Transactions
  Revenue Recognition
  Allowance for Doubtful Accounts
  Recent accounting pronouncement
  Additional U.S. GAAP Disclosures
  SCHEDULE II
SPIRENT PLC VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES