Form 20-F/A
period 2003-12-31
SPIRENT PLC
filed 2005-03-31
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 31, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT No. 1

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

Item 17 ☐ Item 18 ☒

        You should rely only on the information contained in this Amendment. We have not authorized anyone to provide you with information that is different. The information in this Amendment may only be accurate on the date of this Amendment.

EXPLANATORY NOTE

        In accordance with Rule 12b-15 under the United States Securities Exchange Act of 1934 (the "Exchange Act"), Spirent plc (the "Company", "we", "us" or "our") hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2003 (this "Amendment") as filed with the United States Securities and Exchange Commission on June 29, 2004 (the "Original Filing") by restating its financial results and shareholders' equity presented under accounting principles generally accepted in the United States ("US GAAP"). The restatements reflect our re-evaluation of revenue recognition and deferral of revenue relating to multiple-element arrangements with customers in the Service Assurance division of our Communications group for the purposes of the reconciliations of our financial statements to US GAAP.

        The Company's financial statements presented under accounting principles generally accepted in the United Kingdom ("UK GAAP") are not affected by these restatements.

        The Company's Consolidated Financial Statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in Item 18 have been restated and amended by:

  •
  restating Note 34 – Differences between United Kingdom and United States Generally Accepted Accounting Principles – to the Company's consolidated financial statements, and

  •
  the inclusion of an updated report of the Company's independent registered public accounting firm.

        This Amendment also amends Item 3. "Key Information—Selected Consolidated Financial Information of Spirent", Item 5. "Operating and Financial Review and Prospects—Differences Between UK GAAP and US GAAP", Item 15. "Controls and Procedures", and Item 19. "Exhibits" to reflect the filing of new certifications by each of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the furnishing of a new certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as well as filing new consents by our independent registered public accounting firm and independent auditors.

        Other than items expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Filing or reflect any events that have occurred after the date of the Original Filing.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent

        The selected consolidated profit and loss account data for each of the three years in the period ended December 31, 2003 and balance sheet data as of December 31, 2003 and 2002 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this amendment. The profit and loss account data for the years ended December 31, 2000 and 1999 and the balance sheet data as of December 31, 2001, 2000 and 1999 are derived from our audited consolidated financial statements. All of these financial statements have been audited by Ernst & Young LLP, our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this amendment.

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

Amounts in accordance with US GAAP

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001	2000	1999
	(£ millions, except per share and per ADS amounts)
Income/(loss) from continuing operations
As previously reported	—	(774.3)	(816.0)	(41.8)	(7.5)
Restatement	5.7	(3.6)	(55.5)	—	—

As restated	5.7	(777.9)	(871.5)	(41.8)	(7.5)
Income/loss from discontinued operations	—	—	42.3	2.2	9.7

Net income/(loss) as restated	5.7	(777.9)	(829.2)	(39.6)	2.2

Net income/(loss) per share
Basic (pence):
Continuing operations
As previously reported	—	(83.93)	(89.17)	(6.10)	(1.15)
Restatement	0.61	(0.40)	(6.06)	—	—

As restated	0.61	(84.33)	(95.23)	(6.10)	(1.15)
Discontinued operations	—	—	4.62	0.32	1.49

Net income/(loss)	0.61	(84.33)	(90.61)	(5.78)	0.34

Diluted (pence):
Continuing operations
As previously reported	—	(83.93)	(89.17)	(6.10)	(1.11)
Restatement	0.60	(0.40)	(6.06)	—	—

As restated	0.60	(84.33)	(95.23)	(6.10)	(1.11)
Discontinued operations	—	—	4.62	0.32	1.44

Net income/(loss)	0.60	(84.33)	(90.61)	(5.78)	0.33

Dividend per share (pence)	—	4.35	4.35	4.24	3.91

Dividend per share (US cents)	—	6.49	6.33	6.29	6.22

Net income/(loss) per American Depositary Share ("ADS")
Basic (pence):
Continuing operations
As previously reported	—	(335.72)	(356.68)	(24.40)	(4.60)
Restatement	2.44	(1.60)	(24.24)	—	—

As restated	2.44	(337.32)	(380.92)	(24.40)	(4.60)
Discontinued operations	—	—	18.48	1.28	5.96

Net income/(loss)	2.44	(337.32)	(362.44)	(23.12)	1.36

Diluted (pence):
Continuing operations
As previously reported	—	(335.72)	(356.68)	(24.40)	(4.44)
Restatement	2.40	(1.60)	(24.24)	—	—

As restated	2.40	(337.32)	(380.92)	(24.40)	(4.44)
Discontinued operations	—	—	18.48	1.28	5.76

Net income/(loss)	2.40	(337.32)	(362.44)	(23.12)	1.32

Dividend per ADS (pence)	—	17.40	17.40	16.96	15.64

Dividend per ADS (US cents)	—	25.96	25.32	25.16	24.88

(1)
Restated for revenue recognition, see Note 34 of Notes to the Financial Statements.

Consolidated Cash Flow Data

	Year ended December 31
	2003	2002	2001	2000	1999
	(£ millions)
Amount in accordance with UK GAAP
Net cash inflow from operating activities	68.2	76.9	141.2	125.7	101.7
Acquisitions and disposals	60.4	6.4	149.6	(536.6)	(232.9)
Financing	(143.6)	53.8	(152.8)	480.2	284.2
Amounts in accordance with US GAAP
Cash inflow from operating activities	54.1	60.7	96.4	83.9	72.9
Cash inflow/(outflow) on investing activities	44.6	(17.9)	91.9	(596.1)	(272.7)
Cash (outflow)/inflow from financing activities	(143.6)	13.8	(192.6)	452.5	258.7

Consolidated Balance Sheet Data

	At December 31
	2003	Restated(1) 2002	Restated(1) 2001	Restated(1) 2000	Restated(1) 1999
	(£ millions)
Amounts in accordance with UK GAAP
Intangible assets	101.6	113.6	987.7	1,816.8	321.3
Tangible fixed assets	90.2	110.0	137.6	136.2	107.0
Current assets	179.5	242.4	263.0	375.5	270.5
Total assets	386.2	529.4	1,450.9	2,382.1	745.6
Current liabilities	113.1	109.3	178.0	219.4	269.6
Creditors due after more than one year	95.6	248.3	205.6	355.6	233.4
Total liabilities (including pension liability)	264.1	432.2	400.7	577.1	503.7
Shareholders' funds	119.9	95.1	1,047.8	1,801.3	238.0
Share capital	31.5	31.3	31.1	30.9	20.8
	Restated(2)	Restated(2)	Restated(2)	Restated(2)
Amounts in accordance with US GAAP
Intangible assets	79.0	94.4	907.8	1,841.4	430.0
Tangible fixed assets	90.2	110.0	137.6	136.2	107.0
Current assets	220.1	283.1	314.1	408.7	275.8
Total assets	431.7	579.5	1,450.4	2,458.3	874.8
Current liabilities	186.1	179.1	234.2	246.9	213.4
Creditors due after more than one year	135.2	298.1	252.4	380.8	266.9
Total liabilities	388.4	566.9	538.1	669.3	480.3
Shareholders' funds	41.1	10.5	909.9	1,785.3	390.6
Share capital	31.5	31.3	31.1	30.9	20.8

(1)
Restated for the adoption of FRS 17 for 2002 and 2001 and of UITF 38.

(2)
Restated for revenue recognition, see note 34 of Notes to the Financial Statements.

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

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this Amendment, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2003 and the results of operations for the years ended December 31, 2003, 2002 and 2001. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this Amendment. You should also read the description of our business included in "Item 4. Information on the Company."

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

Differences Between UK GAAP and US GAAP

        The accounting policies under which the consolidated financial statements of our group are prepared conform with accounting principles generally accepted in the United Kingdom, or UK GAAP. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of goodwill, share-based compensation, pension costs, derivative financial instruments, goodwill on businesses sold and deferred taxation. The differences are described in more detail in Note 34 of Notes to the Financial Statements included elsewhere in this Amendment. The effect of these differences on profit attributable to shareholders is summarized below:

		Year ended December 31
		Restated(1) 2003	Restated(1)(2) 2002	Restated(1)(2) 2001
		(£ millions)
Loss attributable to shareholders in accordance with UK GAAP		(0.5)	(1,050.7)	(764.0)

Adjustments:
Revenue recognition	—deferred revenues	12.2	(2.1)	(48.6)
	—deferred costs	(3.0)	(3.8)	21.7
	Goodwill and other intangible assets	(0.7)	197.6	(109.3)
	Stock-based compensation	(0.9)	0.2	18.3
	Pension costs	2.2	(2.2)	0.1
	Profit on disposal	(1.0)	49.4	35.8
	Vacation payroll costs	—	0.5	0.4
	Derivative financial instruments	(1.9)	2.1	(1.2)
	Income from interest in joint venture	—	0.2	0.3
	Deferred taxation on above adjustments	(0.7)	30.9	17.3

Total adjustments		6.2	272.8	(65.2)

Net income/(loss) in accordance with US GAAP		5.7	(777.9)	(829.2)

(1)
Restated for revenue recognition, see Note 34 of Notes to the Financial Statements.

(2)
Restated for the adoption of FRS 17 and UITF 38.

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

ITEM 15    CONTROLS AND PROCEDURES

        As of December 31, 2003, we evaluated, under the supervision, and with the participation, of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Group's disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Group's disclosure controls and procedures were effective in all material regards to ensure that the information required to be disclosed in the reports the Company files and submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC.

        However, in 2004, as part of our on-going assessment of internal control over financial reporting, the Company's management, including the Chief Executive Officer and Chief Financial Officer, undertook a review of the controls over the Group's methods of revenue recognition in relation to certain complex arrangements with customers entered into in 2004 in the Service Assurance division of our Communications group. The terms of these arrangements with customers included, among other terms, ongoing customer support for hardware and software and the provision, in some instances, of product roadmaps, which contain expected release dates of planned updates and enhancements. The existence of a particular item on a roadmap does not, in itself, create a contractual obligation to deliver that item; however, under US GAAP an implied obligation is deemed to exist. In the light of this US GAAP requirement we conducted an extensive review of these arrangements with customers to determine whether the revenue had been correctly recognized in previous years in accordance with Statement of Position (SOP) 97-2 "Software Revenue Recognition" and related US GAAP. This further review covered how multiple-element arrangements with customers are accounted for under US GAAP and the basis for determining Vendor Specific Objective Evidence (VSOE) for each element. From this further review we concluded that, contrary to our prior determination, we did not have sufficient VSOE for certain elements of some of the multiple-element arrangements with customers in the Service Assurance division.

        As a result of our review, we have restated, under US GAAP, the revenues and related costs arising from these arrangements as discussed more fully in note 34 of Notes to the Financial Statements. This has resulted in the Group restating its net income/(loss) and shareholders' equity under US GAAP in respect of the fiscal years 2001, 2002 and 2003. There are no changes to the Group's financial statements for any of the fiscal years 2001, 2002 and 2003 and related notes prepared in accordance with UK GAAP.

        In conjunction with the decision to restate our financial statements, we have re-evaluated our internal controls over financial reporting. We have concluded that there was a material weakness in our internal control over financial reporting and disclosure controls and procedures at December 31, 2003 regarding the Group's selection and application of accounting policies in respect of revenue recognition under US GAAP. We are taking steps to further strengthen our internal control over financial reporting under US GAAP, in particular, our control processes and procedures over accounting for revenue recognition including employing specialized consultants, providing additional training and supplementing existing internal revenue recognition policies and procedures to clarify certain complex areas.

        We believe the changes to controls mentioned above will be adequate to provide reasonable assurance that the objectives of these control systems will be met. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected.

Change in Internal Control Over Financial Reporting

        Except as disclosed above, there were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

ITEM 19.    EXHIBITS

        All exhibits except those marked * (which are exhibits to this Amendment) were filed as exhibits to our Registration Statement on Form 20-F filed with the SEC on June 27, 2001 or our Annual Reports on Form 20-F for the years ended December 31, 2003, December 31, 2002 or December 31, 2001 filed with the SEC and are incorporated herein by reference.

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
4.9	Amended and Restated Note Purchase Agreement dated March 11, 2003 between US Noteholders and Spirent plc
4.10	Amendment and Consent Agreement, dated December 31, 2003 between US Noteholders and Spirent plc
4.11	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH, Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH
4.12	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Sven Michael Hohorst
4.13	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent BV, Hohorst Familien Holdings (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH

4.14	Share Sale and Purchase Agreement dated March 11, 2003 between Spirent GmbH and Gesellschaft burgerlichen Rechts Wolfgang und Sven Michael Hohorst
8.1	List of subsidiaries of Spirent plc, their jurisdiction of incorporation and the names under which they do business
11.1	Ethics Policy
11.2	Ethics Policy for Senior Financial Officers
12.1*	Certification of Chief Executive Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*
Certification of Chief Executive Officer and Chief Financial Officer of Spirent plc furnished pursuant to 18 United States Code §1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Ernst & Young LLP (included on page F-2)
15.2	Consent of Allrevision Dornhof Kloss und Partner GmbH (included on page F-112)
15.3	Consent of Ernst & Young ShinNihon & Co. (included on page F-133)

SPIRENT plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of WAGO to accounting principles generally accepted in the United Kingdom) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

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

ERNST & YOUNG LLP

London, England
February 25, 2004, except for
Note 34—Differences between United Kingdom and
United States Generally Accepted Accounting Principles,
as to which the date is
March 31, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-98607) pertaining to the Spirent plc employee benefit plans listed on the facing sheet thereof of our report dated February 25, 2004, except for Note 34—Differences between United Kingdom and United States Generally Accepted Accounting Principles, as to which the date is March 31, 2005, with respect to the consolidated financial statements and schedule of Spirent plc included in this Amendment No. 1 to the Annual Report (Form 20-F/A) for the year ended December 31, 2003.

ERNST & YOUNG LLP
London, England March 31, 2005

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

34.   Differences between United Kingdom and United States Generally Accepted Accounting Principles

The accounting policies under which the consolidated financial statements of the Group are prepared conform with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those generally accepted in the United States ("US GAAP"). The following are the main differences between UK GAAP and US GAAP which are relevant to the Group's financial statements.

a)    Revenue Recognition

Under UK GAAP, multiple-element arrangements with hardware, software and post contract support (PCS) components are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to each component. To the extent that a separate component comprises a product sale of hardware or software, revenue is recognized at the time of delivery and acceptance and when there are no significant vendor obligations remaining. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer. Revenue is recognized on other components as the Group fulfils its contractual obligations and to the extent that it has earned the right to consideration.

Under US GAAP, the rules for revenue recognition under multiple-element arrangements are detailed and prescriptive. These rules include the requirement that revenues be allocated to the respective elements of such an arrangement on the basis of Vendor Specific Objective Evidence (VSOE) for each element. Statement of Position (SOP) 97-2 "Software Revenue Recognition" sets out precise requirements for establishing VSOE for valuing elements of a multiple-element arrangement. When VSOE for individual elements of an arrangement cannot be established in accordance with SOP 97-2, revenue is generally deferred and recognized over the term of the final element.

Under US GAAP, the Group does not have sufficient VSOE for certain elements of certain multiple-element arrangements with customers in the Service Assurance division of its Communications group. The terms of these arrangements with customers include, among other terms, on-going customer support (known as "PCS" under SOP 97-2) for hardware and software and the provision of product roadmaps, which contain expected release dates of planned updates and enhancements. The existence of a particular item on the roadmap does not, in itself, create a contractual obligation to deliver that item; however, under US GAAP an implied obligation is deemed to exist. As a consequence of the terms of these arrangements, revenue is deferred under US GAAP and does not start to be recognized until delivery or discharge of the obligation in respect of the final element of the arrangement for which VSOE is not determinable. If this final element is PCS, then revenue is recognized over the remaining term of the PCS contract. The Service Assurance division has a number of multi-year contracts for PCS and this has the effect of extending the period over which revenue is recognized for US GAAP.

Direct costs of the delivered products for which revenue recognition is deferred are also deferred.

The above gives rise to a UK GAAP to US GAAP difference in respect of revenue recognition in the reconciliations of both net income/(loss) and shareholders' equity.

During 2004 the Group reviewed its accounting treatment for revenue recognition in relation to SOP 97-2 and related US GAAP for multiple-element arrangements. This review caused the Group to re-evaluate how it had accounted for multiple-element arrangements in previous years within the Service Assurance division of its Communications group under US GAAP and the basis for determining VSOE for each element. The Group concluded that in complying with SOP 97-2, it is necessary to restate prior periods under US GAAP in order to reflect a consistent accounting treatment.

b)    Goodwill and Other Intangible Assets

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

The US GAAP impairment losses recognized in 2001 were calculated in accordance with SFAS 121, under which an impairment loss is recognized if the estimated undiscounted cash flows expected to result from the use of the assets and any related goodwill are less than the carrying value of the asset. In each case the asset would be written down to its fair value measured using a discounted future cash flow technique with a post-tax discount rate consistent with the UK GAAP impairment calculations. For the purposes of assessing and measuring impairment, assets are grouped at the lowest level possible for which independent cash flows can be identified. On this basis, US GAAP impairment losses in 2001 totaled £724.3 million, comprising £715.6 million for goodwill and £8.7 million for identified intangibles.

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

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001
	(£ millions)
Net income/(loss) according to US GAAP
Reported net income/(loss)	5.7	(777.9)	(829.2)
Add back goodwill amortization	—	—	173.5

Adjusted net income/(loss)	5.7	(777.9)	(655.7)

		(pence)
Basic earnings per share
Reported net income/(loss)	0.61	(84.33)	(90.61)
Add back goodwill amortization	—	—	18.96

Adjusted basic earnings per share	0.61	(84.33)	(71.65)

Diluted earnings per share
Reported net income/(loss)	0.60	(84.33)	(90.61)
Add back goodwill amortization	—	—	18.96

Adjusted diluted earnings per share	0.60	(84.33)	(71.65)

(1)
Restated for revenue recognition.

The changes during 2003 in the carrying value of goodwill per segment are presented in the table below:

	Performance Analysis	Service Assurance	Network Products	Systems	Total
		(£ millions)
Balance as of January 1, 2003	—	13.4	27.9	4.2	45.5
Increase in goodwill during the year	2.3	0.1	0.2	—	2.6
Goodwill written off related to sale of businesses	—	—	—	(3.0)	(3.0)
Currency translation adjustment	—	(1.2)	—	—	(1.2)

Balance as of December 31, 2003	2.3	12.3	28.1	1.2	43.9

Intangible assets subject to amortization by major class, which constitute more than 5% of total assets, are as follows:

	Developed Technology	Other	Total
	(£ millions)
As at December 31, 2002
Gross carrying amount	67.0	29.8	96.8
Accumulated amortization	(32.6)	(15.3)	(47.9)

Carrying amount	34.4	14.5	48.9

As at December 31, 2003
Gross carrying amount	56.7	27.5	84.2
Accumulated amortization	(32.1)	(17.0)	(49.1)

Carrying amount	24.6	10.5	35.1

The amortization expense for the year ended December 31, 2003 is £10.4 million (2002 £19.9 million). Amortization expense for intangible assets is expected to be £8.9 million in 2004, £8.5 million in 2005, £8.1 million in 2006, £7.3 million in 2007 and £2.3 million in 2008.

c)    Stock-based Compensation

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

d)    Pensions

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

e)    Profit on Disposal

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

i)    Deferred Taxation

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

j)    Unamortized Debt Issue Costs

Under UK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP, these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in other debtors for US GAAP disclosure purposes.

k)    Discontinued Operations

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

Net Income/(Loss) under US GAAP

The following is a summary of the adjustments to loss attributable to shareholders which would be required if US GAAP were to be applied instead of the UK GAAP:

	Year ended December 31
	Restated(1) 2003	Restated(1)(2) 2002	Restated(1)(2) 2001
	(£ millions)
Loss attributable to shareholders in accordance with UK GAAP	(0.5)	(1,050.7)	(764.0)

Adjustments:
a) Revenue recognition—deferred revenue	12.2	(2.1)	(48.6)
—deferred cost	(3.0)	(3.8)	21.7
b) Goodwill and other intangible assets:
(i) Capitalization	—	—	(18.4)
(ii) Contingent consideration	—	(0.2)	(0.7)
(iii) Impairment	—	158.5	6.9
(iv) Other purchase accounting adjustments	(0.7)	39.3	(97.1)

	(0.7)	197.6	(109.3)
c) Stock-based compensation	(0.9)	0.2	18.3
d) Pension costs	2.2	(2.2)	0.1
e) Profit on disposal	(1.0)	49.4	35.8
f) Vacation payroll costs	—	0.5	0.4
g) Derivative financial instruments	(1.9)	2.1	(1.2)
h) Income from interests in joint ventures	—	0.2	0.3
i) Deferred taxation on above adjustments	(0.7)	30.9	17.3

Total adjustments	6.2	272.8	(65.2)

Net income/(loss) as adjusted to accord with US GAAP	5.7	(777.9)	(829.2)

Arising from
Continuing operations
As previously reported	—	(774.3)	(816.0)
Restatement	5.7	(3.6)	(55.5)

As restated	5.7	(777.9)	(871.5)
Discontinued operations
Result for the period	—	—	2.5
Surplus on disposal	—	—	39.8

Net income/(loss)	5.7	(777.9)	(829.2)

(1)
Restated for revenue recognition.

(2)
Restated for the adoption of FRS 17 and UITF 38.

Consolidated Statement of Income Under US GAAP

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001
	(£ millions)
Net sales	478.4	556.8	676.4
Cost of goods sold	(282.8)	(344.6)	(417.8)

Gross profit	195.6	212.2	258.6
Other operating income	0.7	0.6	1.2
Selling, general and administrative expenses	(169.3)	(993.1)	(1,116.3)
Share of income from associated companies and joint ventures	4.8	8.4	11.1
Gain/(loss) on disposal and closure of operations	2.6	1.0	(2.7)

Operating income/(loss)	34.4	(770.9)	(848.1)
Interest expense	(27.2)	(10.6)	(24.1)

Income/(loss) before taxes and minority interest	7.2	(781.5)	(872.2)
Taxes	(1.3)	4.0	0.9
Minority interest	(0.2)	(0.4)	(0.2)

Income/(loss) from continuing operations	5.7	(777.9)	(871.5)

Income from discontinued operations (net of tax)	—	—	2.5
Gain on disposal of discontinued operations (net of tax)	—	—	39.8

Income from discontinued operations	—	—	42.3

Net income/(loss)	5.7	(777.9)	(829.2)

Income/(loss) from continuing operations
As previously reported	—	(774.3)	(816.0)
Restatement	5.7	(3.6)	(55.5)

As restated	5.7	(777.9)	(871.5)

	(pence)
Per share:
Basic
Continuing operations
As previously reported	—	(83.93)	(89.17)
Restatement	0.61	(0.40)	(6.06)

As restated	0.61	(84.33)	(95.23)
Discontinued operations	—	—	4.62

Net income/(loss)	0.61	(84.33)	(90.61)

Diluted
Continuing operations
As previously reported	—	(83.93)	(89.17)
Restatement	0.60	(0.40)	(6.06)

As restated	0.60	(84.33)	(95.23)
Discontinued operations	—	—	4.62

Net income/(loss)	0.60	(84.33)	(90.61)

(1)
Restated for revenue recognition.

Statement of Comprehensive Income/(Loss)

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001
	(£ millions)
Net income/(loss) as adjusted to accord with US GAAP	5.7	(777.9)	(829.2)
Other comprehensive income:
Minimum pension liability adjustment net of £12.9 million tax (2002 nil; 2001 £4.8 million)	10.5	(37.4)	(11.1)
Currency translation differences	10.3	(47.7)	33.3

Comprehensive income/(loss) in accordance with US GAAP	26.5	(863.0)	(807.0)

(1)
Restated for revenue recognition.

Movements in other comprehensive loss amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 2001	(45.8)	—
Movement in the year	33.3	(11.1)

At December 31, 2001	(12.5)	(11.1)
Movement in the year	(47.7)	(37.4)

At December 31, 2002	(60.2)	(48.5)
Movement in the year	10.3	10.5

At December 31, 2003	(49.9)	(38.0)

The amount of cumulative translation adjustment transferred in respect of disposals was a loss of £0.3 million (2002 £0.9 million gain; 2001 £4.5 million gain).

Shareholders' Equity under US GAAP

The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	At December 31
	Restated(1) 2003	Restated(1)(2) 2002
	(£ millions)
Shareholders' funds in accordance with UK GAAP	119.9	95.1

Adjustments:
Intangible assets
b) Goodwill
Cost	(1,741.6)	(1,797.4)
Amortization	1,683.9	1,729.3

	(57.7)	(68.1)
b) Other intangible assets
Cost	84.2	96.8
Amortization	(49.1)	(47.9)

	35.1	48.9
Fixed asset investments
h) Investment in joint venture	—	0.8
Current assets
j) Other debtors	0.2	1.1
i) Deferred taxation on adjustments—less than one year	18.8	19.2
—greater than one year	20.3	13.3
a) Deferred cost—less than one year	21.6	20.4
—greater than one year	7.2	14.5

	68.1	68.5
Current liabilities
b) Accruals—contingent consideration	—	1.4
f) Accruals—vacation pay	(1.0)	(1.0)
a) Deferred revenue	(71.1)	(71.1)
g) Derivative financial instruments	(0.9)	0.9

	(73.0)	(69.8)
Long-term liabilities
a) Deferred revenue	(26.7)	(49.4)
d) Accrued pension liability	(12.7)	0.7
j) Borrowings	(0.2)	(1.1)

	(39.6)	(49.8)
Provisions for liabilities and charges
i) Deferred taxation on adjustments	(11.7)	(15.1)

Total adjustments	(78.8)	(84.6)

Shareholders' equity as adjusted to accord with US GAAP	41.1	10.5

(1)
Restated for revenue recognition.

(2)
Restated for the adoption of FRS 17 and UITF 38.

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

The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2003	2002	2001
	(£ millions)
Cash inflow from operating activities	54.1	60.7	96.4
Cash inflow/(outflow) on investing activities	44.6	(17.9)	91.9
Cash (outflow)/inflow from financing activities	(143.6)	13.8	(192.6)

(Decrease)/increase in cash and cash equivalents	(44.9)	56.6	(4.3)
Effect of exchange rate changes on cash and cash equivalents	(1.1)	(0.9)	(0.3)
Cash and cash equivalents at beginning of year	83.6	27.9	32.5

Cash and cash equivalents at end of year	37.6	83.6	27.9

Additional information required by US GAAP in respect of earnings per share

The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001
	(£ millions, except shares)
Earnings
Net income/(loss) as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	5.7	(777.9)	(829.2)

Weighted average number of shares in issue (millions)
Basic	929.3	922.5	915.1
Dilutive potential of employee share options	17.1	—	—

Diluted	946.4	922.5	915.1

(1)
Restated for revenue recognition.

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

Additional pro forma information required by US GAAP in respect of stock-based compensation

If compensation expense had been determined under the fair value methodology of SFAS 123, net loss and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	Restated(1) 2003	Restated(1) 2002	Restated(1) 2001
	(£ millions)
Net income/(loss) as reported under US GAAP	5.7	(777.9)	(829.2)
Stock-based employee compensation expense/(credit) included in reported net income, net of tax	1.5	0.1	(18.3)
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(10.0)	(11.6)	(15.5)

Pro forma net loss under US GAAP	(2.8)	(789.4)	(863.0)

	(pence)
Per Ordinary share:
Basic	—	(85.57)	(94.31)
Diluted	—	(85.57)	(94.31)

(1)
Restated for revenue recognition.

Additional information required by US GAAP in respect of deferred taxation

The analysis of the US GAAP deferred taxation liability is as follows:

	At December 31
	Restated(1) 2003	Restated(1) 2002
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	(11.7)	(15.1)
Capital allowances in excess of depreciation	(1.4)	(1.7)
Short-term timing differences	(0.9)	(0.7)

	(14.0)	(17.5)
Deferred taxation assets
Pension liability	12.9	—
Deferred income	26.2	32.5

	39.1	32.5

Net deferred tax asset	25.1	15.0

Of which:
Current	17.9	18.5
Non-current	7.2	(3.5)

	25.1	15.0

(1)
Restated for revenue recognition.

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

Hamburg, Germany
February 25, 2004

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the registration statement on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 25, 2004, relating to the combined financial statements of WAGO Kontakttechnik GmbH and WAGO Contact S.A. and affiliates as of and for the years ended December 31, 2002 and 2001, and the combined result of their operations for the period January 1, 2003 through April 4, 2003 which report appears in Amendment No. 1 to the December 31, 2003 annual report on Form 20-F of Spirent plc.

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamburg, Germany
March 31, 2005

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

REPORT OF INDEPENDENT AUDITORS

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

We conducted our audit in accordance with Japanese auditing standards and auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

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

/S/ ERNST & YOUNG SHINNIHON
Tokyo, Japan May 28, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-98607) pertaining to the Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al of our report dated May 28, 2004, with respect to the financial statements of Tyton Company of Japan, Limited included in Amendment No. 1 to the Annual Report (Form 20-F/A) of Spirent plc for the year ended December 31, 2003.

/S/ ERNST & YOUNG SHINNIHON
Tokyo, Japan March 31, 2005

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

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

SPIRENT PLC
By:	/s/ ANDERS GUSTAFSSON Anders Gustafsson Chief Executive Officer
March 31, 2005

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
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
  Newly Adopted Accounting Standards
      UK Standards
      US Standards
  Impact of Recently Issued Accounting Standards Not Yet Adopted
  UK GAAP
  US GAAP
  ITEM 15 CONTROLS AND PROCEDURES
  Change in Internal Control Over Financial Reporting
  ITEM 18. FINANCIAL STATEMENTS
  Financial Statements
  ITEM 19. EXHIBITS
REPORT INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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
  Goodwill
  (a) Interest Rate Risk
  (b) Maturity of Financial Liabilities
  (c) Currency Exposure of Financial Assets and Liabilities
  Year ended December 31, 2003
  Year ended December 31, 2002
  Year ended December 31, 2001
  Year ended December 31, 2003
  Year ended December 31, 2002
  Year ended December 31, 2001
  a) Revenue Recognition
  b) Goodwill and Other Intangible Assets
  c) Stock-based Compensation
  d) Pensions
  e) Profit on Disposal
  f) Vacation Accrual
  g) Derivative Financial Instruments
  h) Accounting for the Group's Joint Venture and Associates
  i) Deferred Taxation
  j) Unamortized Debt Issue Costs
  k) Discontinued Operations
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
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
  Description of Business
  Basis of Presentation
  Use of Estimates
  Inventories
  Property, Plant and Equipment and Depreciation
  Software
  Investments in affiliated companies
  Severance and retirement benefits
  Income Taxes
  Foreign Currency Transactions
  Revenue Recognition
  Allowance for Doubtful Accounts
  Recent accounting pronouncement
  Additional U.S. GAAP Disclosures
SIGNATURES