Form 20-F
period 2004-12-31
SPIRENT PLC
filed 2005-05-18
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 18, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
 +44 (0)1293 767676
(Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares Ordinary Shares*	Name of each exchange New York Stock Exchange New York Stock Exchange*

        *Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

        Securities registered or to be registered pursuant to Section 12(g) of the Act:    None.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None.

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 956,241,665 Ordinary shares of 3 1/3p.

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐        Item 18 ☒

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
Directors	57
Senior Management	59
The Board of Directors and Committees of the Board	61
United States Corporate Governance Compliance	63
Compensation of Directors and Senior Management	64
Executive Directors' Remuneration Policy	65
Employees	70
Shares Held by Directors and Senior Management	70
Share Schemes and Related Information	71
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	74
Major Shareholders	74
Related Party Transactions	75
ITEM 8. FINANCIAL INFORMATION	75
Historical Financial Information	75
Significant Changes	75
Dividend Policy	75
ITEM 9. THE OFFER AND LISTING	75
ITEM 10. ADDITIONAL INFORMATION	77
Memorandum and Articles of Association	77
Material Contracts	78
Exchange Controls	81
Taxation	81
Documents on Display	86
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
Finance and Treasury Objectives, Policies and Strategies	86
Interest Rate Management	86
Currency Management	87
Interest Rate Sensitivity	87
Exchange Rate Sensitivity	87
Currency Exposure of Financial Assets and Liabilities	88
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89
ITEM 15. CONTROLS AND PROCEDURES	89
ITEM 16. [RESERVED]	90
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	90
ITEM 16B. CODE OF ETHICS	90
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	91

        You should rely only on the information contained in this annual report. We have not authorized anyone to provide you with information that is different. The information in this annual report may only be accurate on the date of this annual report.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent plc ("Spirent", "the Company" or "the Group")

        The selected consolidated profit and loss account data for each of the three years in the period ended December 31, 2004 and balance sheet data as of December 31, 2004 and 2003 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The profit and loss account data for the years ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited consolidated financial statements. All of these financial statements have been audited by Ernst & Young LLP, our registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

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

Consolidated Profit and Loss Account Data

	Year ended December 31
	2004	2003	2002	2001	2000
	(£ millions, except per share and per ADS amounts)
Amounts in accordance with UK GAAP
Turnover	475.0	466.2	558.9	801.8	696.7

Operating profit/(loss)	30.8	18.8	(970.6)	(734.3)	110.0
Other Information
Exceptional items
Goodwill impairment	—	—	923.3	724.6	—
Other	2.9	7.5	41.6	34.9	2.2
Goodwill amortization	9.1	9.7	56.1	86.6	25.7
Operating profit before goodwill amortization and exceptional items	42.8	36.0	50.4	111.8	137.9
(Loss)/income from interests in
Joint ventures	(0.7)	2.7	7.4	9.6	13.3
Associates	2.8	2.1	1.0	1.3	2.7
Amortization of goodwill on associates	—	—	(0.2)	(0.1)	—
(Loss)/profit on disposal and closure of operations	(0.9)	3.6	(48.4)	14.5	(18.1)
Profit on disposal of tangible fixed assets	—	—	—	—	3.2

Profit/(loss) before interest	32.0	27.2	(1,010.8)	(709.0)	111.1
Net interest payable	(6.8)	(9.3)	(12.3)	(22.8)	(29.3)
Exceptional interest payable	(0.5)	(16.1)	—	—	—
Other finance (expense)/income	(0.7)	(1.5)	(0.3)	0.4	—

Profit/(loss) before taxation	24.0	0.3	(1,023.4)	(731.4)	81.8
Taxation	(7.7)	(0.6)	(26.9)	(32.4)	(30.6)
Minority interest—equity and joint venture	(0.3)	(0.2)	(0.4)	(0.2)	(0.5)

Profit/(loss) for the financial period	16.0	(0.5)	(1,050.7)	(764.0)	50.7

Basic earnings/(loss) per share (pence)	1.70	(0.05)	(113.90)	(83.49)	7.40

Headline earnings per share (pence)	2.99	2.31	3.36	7.70	12.61

Diluted earnings/(loss) per share (pence)	1.67	(0.05)	(113.90)	(83.49)	7.18

Dividend per share (pence)	—	—	1.35	4.35	4.35

Dividend per share (US cents)	—	—	2.10	6.36	6.33

Dividend per ADS (pence)	—	—	5.40	17.40	17.40

Dividend per ADS (US cents)	—	—	8.40	25.44	25.32

Turnover by segment
Continuing operations
Performance Analysis	176.8	148.7	184.0	241.4	280.0
Service Assurance	74.7	91.7	131.4	189.2	9.2

Communications	251.5	240.4	315.4	430.6	289.2
Network Products	187.8	174.4	164.7	170.4	181.4
Systems	35.7	51.4	78.8	124.0	135.4

	475.0	466.2	558.9	725.0	606.0
Discontinued operations	—	—	—	76.8	90.7

	475.0	466.2	558.9	801.8	696.7

Operating profit before goodwill amortization and exceptional items
Continuing operations
Performance Analysis	19.7	4.4	10.0	38.6	97.0
Service Assurance	0.2	9.4	20.8	44.8	1.6

Communications	19.9	13.8	30.8	83.4	98.6
Network Products	20.4	16.7	15.0	14.9	25.3
Systems	2.5	5.5	4.6	5.4	2.7

	42.8	36.0	50.4	103.7	126.6
Discontinued operations	—	—	—	8.1	11.3

	42.8	36.0	50.4	111.8	137.9

Amounts in accordance with US GAAP

	Year ended December 31
	2004	2003	2002	2001	2000
	(£ millions, except per share and per ADS amounts)
Net income/(loss)	24.9	5.7	(777.9)	(829.2)	(39.6)
Net income/(loss) per share
Basic (pence):
Continuing operations	2.65	0.61	(84.33)	(95.23)	(6.10)
Discontinued operations	—	—	—	4.62	0.32
Net income/(loss)	2.65	0.61	(84.33)	(90.61)	(5.78)
Diluted (pence):
Continuing operations	2.60	0.60	(84.33)	(95.23)	(6.10)
Discontinued operations	—	—	—	4.62	0.32
Net income/(loss)	2.60	0.60	(84.33)	(90.61)	(5.78)
Dividend per share (pence)	—	—	4.35	4.35	4.24
Dividend per share (US cents)	—	—	6.49	6.33	6.29
Net income/(loss) per American Depositary Share ("ADS")
Basic (pence):
Continuing operations	10.60	2.44	(337.32)	(380.92)	(24.40)
Discontinued operations	—	—	—	18.48	1.28
Net income/(loss)	10.60	2.44	(337.32)	(362.44)	(23.12)
Diluted (pence):
Continuing operations	10.40	2.40	(337.32)	(380.92)	(24.40)
Discontinued operations	—	—	—	18.48	1.28
Net income/(loss)	10.40	2.40	(337.32)	(362.44)	(23.12)
Dividend per ADS (pence)	—	—	17.40	17.40	16.96
Dividend per ADS (US cents)	—	—	25.96	25.32	25.16

Consolidated Cash Flow Data

	Year ended December 31
	2004	2003	2002	2001	2000
	(£ millions)
Amount in accordance with UK GAAP
Net cash inflow from operating activities	60.3	68.2	76.9	141.2	125.7
Acquisitions and disposals	1.2	60.4	6.4	149.6	(536.6)
Financing	(9.5)	(143.6)	53.8	(152.8)	480.2
Amounts in accordance with US GAAP
Cash inflow from operating activities	47.8	54.1	60.7	96.4	83.9
Cash (outflow)/inflow on investing activities	(23.6)	44.6	(17.9)	91.9	(596.1)
Cash (outflow)/inflow from financing activities	(9.5)	(143.6)	13.8	(192.6)	452.5

Consolidated Balance Sheet Data

	At December 31
	2004	2003	2002	2001	2000
	(£ millions)
Amounts in accordance with UK GAAP
Intangible assets	88.8	101.6	113.6	987.7	1,816.8
Tangible fixed assets	86.3	90.2	110.0	137.6	136.2
Current assets	195.6	179.5	242.4	263.0	375.5
Total assets	386.5	386.2	529.4	1,450.9	2,382.1
Current liabilities	118.6	113.1	109.3	178.0	219.4
Creditors due after more than one year	80.2	95.6	248.3	205.6	355.6
Total liabilities (including pension liability)	241.5	264.1	432.2	400.7	577.1
Shareholders' funds	143.7	119.9	95.1	1,047.8	1,801.3
Share capital	31.9	31.5	31.3	31.1	30.9
Amounts in accordance with US GAAP
Intangible assets	67.4	79.0	94.4	907.8	1,841.4
Tangible fixed assets	86.3	90.2	110.0	137.6	136.2
Current assets	206.5	220.1	283.1	314.1	408.7
Total assets	419.5	431.7	579.5	1,450.4	2,458.3
Current liabilities	139.6	186.1	179.1	234.2	246.9
Creditors due after more than one year	151.9	135.2	298.1	252.4	380.8
Total liabilities	343.2	388.4	566.9	538.1	669.3
Shareholders' funds	75.0	41.1	10.5	909.9	1,785.3
Share capital	31.9	31.5	31.3	31.1	30.9

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

US Dollar

        The noon buying rate on May 6, 2005 was $1.89 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(US dollars per pound sterling)
April 2005	1.92	1.87
March 2005	1.93	1.87
February 2005	1.92	1.86
January 2005	1.90	1.86
December 2004	1.95	1.92
November 2004	1.91	1.83

        The following table sets forth information about the noon buying rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(US dollars per pound sterling)
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45
2000	1.65	1.40	1.51	1.50

        Fluctuations in the exchange rate between pounds sterling and US dollars affect the US dollar equivalent of the pound sterling denominated prices of our shares and, as a result, affect the market price of our ADSs in the United States.

Euro

        The euro rate on May 6, 2005 was €1.47 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(euro per pound sterling)
April 2005	1.48	1.45
March 2005	1.46	1.43
February 2005	1.46	1.44
January 2005	1.45	1.41
December 2004	1.46	1.41
November 2004	1.45	1.42

        The following table sets forth information about the euro rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(euro per pound sterling)
2004	1.52	1.41	1.47	1.41
2003	1.54	1.38	1.45	1.42
2002	1.64	1.53	1.59	1.53
2001	1.67	1.56	1.61	1.64
2000	1.74	1.56	1.64	1.60

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Our business, operating results and financial condition could be harmed by fluctuating market conditions, particularly in the telecommunications industry into which we sell many of our products and services, and generally unfavorable economic conditions.

        Generally unfavorable economic conditions worldwide, and particularly in the telecommunications industry into which we sell many of our products and services, have affected our businesses in the past. Weak market conditions have resulted in reduced purchasing and capital spending in many of the industries and markets into which we sell our products. As a result, we experienced diminished product demand. The decline in demand for our products and services has had and may continue to have an adverse effect on the results of operations and we continue to be affected by challenging conditions in the global telecommunications market which has experienced cyclical downturns and fluctuating conditions. If global economic growth continues to be hampered by weak industrial production cycles, reductions in consumer confidence and capital spending, and a failure of the global economies to create more balanced opportunities for growth, we may experience a further reduction in demand for our products and services which could further harm our business, operating results and financial condition.

We operate in rapidly changing industries and if we do not keep up with these rapid changes, and continue significant investment in research and development, our turnover and operating results will suffer.

        We sell our products and systems in several industries that are characterized by rapid technological changes, frequent product and service introductions and evolving industry standards. In particular, we have seen our legacy products in the Service Assurance division of our Communications group become obsolete at a more rapid rate than anticipated and throughout our businesses we anticipate that our current products and services will become technologically obsolete over time. Beyond the decrease in demand for our legacy Service Assurance products, technological developments in the telecommunications industry generally may also eliminate whole markets or the need for other products or services. Entire product lines may be threatened by new technologies or market trends which may reduce the value of these product lines. We have increasingly seen telecommunications customers focus on next-generation products and reduce their demand for our legacy products. If we fail to anticipate and keep up with changes in technology and such customer trends and requirements in these industries, and to develop and introduce new products and services that meet the rapidly evolving needs of our customers, our turnover and operating results will suffer.

        We believe that the continued success of our communications business is dependent on our ability to advance next-generation technologies and services, including working with potential customers to develop products to monitor advanced IP-based networks, to deliver integrated, easy-to-use, end-to-end customer solutions, to increase our presence internationally and to extend our products into web services and applications for the enterprise sector. If we fail to extend our existing capabilities in the next-generation IP technology and services sector, which we believe represents an important growth opportunity, our business, operating results and financial condition will suffer.

Continued consolidation of our telecommunications customers could affect sales of our Communications group products and services, which could harm our business, operating results and financial condition.

        The telecommunications industry has recently experienced significant consolidation. One result of this trend has been delays in spending by our telecommunications customers on monitoring equipment for current network systems. If this trend continues, consolidation of our telecommunications customers could continue to reduce demand for our legacy network monitoring products and reduce the number of potential customers to whom our telecommunications testing products and services could be sold. The consolidated entities could also purchase products and services from other sources or use the additional leverage they gain from their consolidated purchasing power to demand more favorable terms from us, which could harm our business, operating results and financial condition.

Failure to expand and diversify our customer base in some of our businesses could significantly harm our business, operating results and financial condition.

        In some of our businesses, we continue to rely on a limited number of customers, which makes our relationships with these customers, as well as the success of those customers' businesses, critical to the success of our business. We can provide you with no assurance that we will be able to retain this client base, that we will be able to increase our sales to our existing customers or that we will be able to attract additional customers in current or new global markets. If we do not expand our customer base, poor results or decreased market share of any single customer may adversely affect our own results and the loss of one or more of our largest customers, any reduction or delay in sales to these customers, or an inability to successfully develop and maintain relationships with existing and new customers in existing or new global markets could significantly harm our business, operating results and financial condition.

We face aggressive competition and consolidation trends in certain markets are creating more powerful competitors. If we fail to compete effectively our business, operating results and financial condition will suffer.

        We face aggressive competition in all of our businesses. Our competitors are numerous, including highly specialized firms as well as in-house capability within customers, and new or more powerful competitors may emerge including through mergers or consolidations of existing competitors. Some of our competitors have greater name recognition, larger customer bases, and greater financial, marketing, sales and other resources and some of them, particularly in the telecommunications industry, have gained such advantages through consolidation. To stay competitive as an independent company, we will need to introduce successful new products and also may have to adjust prices of some of our products and manage financial returns effectively. Our business, operating results and financial condition will suffer if we do not compete effectively.

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

        In order for us to continue to expand and develop new technologies and products we will need to attract and retain employees with the necessary skills base and ensure that our incentive plans are competitive. If we experience a significant decrease in the market price of our Ordinary shares, our share-based incentive plans may fail to offer competitive incentives within our various industries.

The cyclical nature of the automotive and industrial equipment markets could adversely affect the business of our Network Products group.

        Our Network Products group generated almost 40% of the Company's turnover in 2004. A significant portion of the sales of the Network Products group is to automotive and industrial equipment manufacturers in many markets throughout the world. These markets are subject to considerable fluctuation as sales and production are cyclical and depend on general economic conditions and other factors, including interest rates, fuel prices and consumer confidence, spending and preferences. A significant reduction in these markets could have an adverse effect on our business, operating results and financial condition.

If our products are defective, we may be held responsible for liabilities caused by malfunctions of equipment in which our products are used or have to bear some of the cost of recalling this equipment, which would harm our turnover and our reputation.

        Some of our products are incorporated as component parts by manufacturers into sophisticated equipment and machinery or used in critical applications or are stand-alone solutions. If our products are defective, we may be held responsible for the personal, property and financial damages that result and the costs associated with recalling the products themselves and products in which our defective products were incorporated. Although we carry product liability insurance customary for companies of our size, such available insurance cover may not be sufficient to cover a catastrophic loss or the costs of recall. In addition, our reputation with customers may be damaged as a result of any such event. Product liabilities or the costs of implementing a recall could hurt our profitability, and the damage to our reputation if one or more of our products proves defective could cause us to lose customers.

Many of our businesses are dependent on third-party manufacturers and the outsourcing of certain portions of our supply chain. If we cannot obtain sufficient products or services from these third-party manufacturers and service providers, we may lose customers and suffer a reduction in turnover and profits.

        Many of our businesses contract out certain manufacturing processes and we are increasingly exploring cost-effective opportunities to contract out certain supply chain services. If there was a failure of any such manufacturer or service provider because of, for example, insolvency or catastrophic loss, the delivery of products or services to our operations might be disrupted or even terminated. Delivery of products and services could also be disrupted if such manufacturers or suppliers fail to maintain satisfactory cost and quality levels. In such instances, it might not be possible to find an alternative manufacturer in an acceptable timeframe on the same or acceptable economic terms as the original manufacturer or service provider. If we cannot obtain sufficient quantities and quality of these products or services at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in turnover and profits.

Some of our businesses are dependent on key component suppliers. If we cannot obtain sufficient components from these suppliers, we may lose customers and suffer a reduction in turnover and profits.

        Some of our businesses, particularly in the Communications group, may be dependent on some components from suppliers who experience greater demand for their products than they can meet. In some instances these suppliers have introduced allocation systems to divide their available stock among potential customers. We may be affected because the allocation to our business is too small or because suppliers change the way they apportion their available stock to our disadvantage. If we cannot obtain sufficient quantities of these products at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a cost acceptable to our customers, which may result in the loss of customers and a reduction in turnover and profits.

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

        Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. We could suffer litigation expenses, or could be prevented from selling certain products as a result of third-party infringement claims. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Indeed, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We may also be subject to significant damages awards or injunctions against development and sale of certain of our products. We often rely on obtaining licenses of intellectual property. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

If third parties infringe our intellectual property rights, our business may be harmed.

        Our success depends in part on our proprietary technology. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer and our operating results may be harmed. We may not be able to detect infringement or our competitive position may be harmed before we do so. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

        Our international operations are subject to a variety of potential risks arising out of the global economy, currency fluctuations, exchange control restrictions, regulations on capital investments, the ability to enforce intellectual property rights, language and certain cultural differences in countries where we have operations and the global political outlook. For example, events such as the continued military involvement in Iraq, the threat of terrorism and associated political instability and the effect of heightened security concerns on travel and commerce, may trigger unforeseen economic conditions and cause market demand to fluctuate in an unpredictable manner which could adversely affect our business, operating results and financial condition.

We are subject to various governmental regulations, compliance with which may cause us to incur significant expense, and if we fail to comply with certain regulations, we may be prohibited from manufacturing and distributing certain products which could have a significant effect on our financial condition, and we could be subject to civil or criminal penalties.

        Our businesses are subject to various significant international, federal, state and local regulations currently in effect and scheduled to become effective in the near future, including but not limited to environmental, health and safety and import/export regulations. These regulations are complex, change frequently, can vary from country to country, and have increased over time. We may incur significant expense in order to comply with these regulations or to remedy violations of them.

        Any failure by us to comply with applicable government regulations could result in non-compliant portions of our operations being shut down, product recalls or impositions of civil and criminal penalties and, in some cases, prohibition from distributing our products or performing our services until the products and services are brought into compliance, which could significantly affect our operations.

Fluctuations in exchange rates and heavy exposure to a weak US dollar could materially harm our operating results.

        Since we conduct operations globally, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies, principally the US dollar and the pound sterling. Because our financial statements are denominated in pounds sterling, fluctuations in exchange rates, especially if the US dollar continues to weaken against the pound, could have a material impact on our reported results. In recent periods, the value of the US dollar has declined significantly in comparison with the pound sterling.

We remain subject to certain operational constraints and financial covenants under the terms of our debt obligations.

        We have recently met certain financial requirements necessary to relax various terms under our current debt obligations which have historically constrained our ability to make dividend payments, incur further debt, provide further security and make acquisitions and disposals. Meeting such financial requirements has also resulted in the revision of certain of our financial covenants under such debt obligations. However, we are still subject to financial covenants and certain other restrictions and we can provide you with no assurance that the financial covenants will not be breached and that further renegotiation of our borrowing terms will not be needed if there is another downturn in our business due to industry conditions or otherwise.

Our pension fund deficit may become a further burden on our financial resources.

        The latest actuarial valuation of our UK defined benefit scheme as at April 1, 2003 identified a deficit of £50.7 million before taxation representing a funding deficit of 39%. In order to comply with minimum funding requirements we are making annual contributions to the scheme of £3.5 million which commenced on July 1, 2004. While these increased contributions are intended to reduce the funding deficit over time, it is possible that a future actuarial valuation will reveal that the increased contributions are insufficient to do so and will need to be further increased. The UK defined benefit scheme is required to have an actuarial valuation every three years. These additional funding costs, both the current increased contributions and any further increases required by future actuarial valuations, may have an adverse effect on the financial condition of our business.

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

We may identify issues with our controls over financial reporting when evaluating the same for compliance with section 404 of the Sarbanes-Oxley Act.

        We will be required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 for our Annual Report on Form 20-F for the year ending December 31, 2006. Section 404 requires that we evaluate and report on our systems of internal control over financial reporting. In addition, our independent auditors will have to report on management's evaluation of those controls. In the course of such review and evaluation, we may identify deficiencies in our systems of internal controls over financial reporting that may require remediation as we recently did with respect to revenue recognition under US GAAP under certain multiple-element customer arrangements in the Service Assurance division of our Communications group. We can give no assurances that any such deficiencies identified may not be significant deficiencies or material weaknesses that may have an adverse effect on the financial condition of our business.

Our financial reporting must comply with International Financial Reporting Standards with effect from January 1, 2005 and with any other changes as and when mandated by applicable regulatory authorities.

        We will be required to report our consolidated financial statements in compliance with International Financial Reporting standards ("IFRS") in respect of accounting periods commencing on or after January 1, 2005. The first-time adoption rules of IFRS require the comparative financial information presented in the first set of IFRS financial statements to be prepared on a consistent basis. Some previously reported numbers will be different when reported under IFRS and we will restate our 2003 and 2004 financial statements and present a series of reconciliations to the previously reported UK GAAP numbers.

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

        In the year ended December 31, 2004, we had total turnover of £475.0 million and operating profit before goodwill amortization and exceptional items of £42.8 million. Our Communications group remains our largest business in terms of turnover, representing 54% (2003 53%) of ongoing turnover in the year ended December 31, 2004.

        On April 21, 2005 the Company issued a trading update. The text of the update is given in "Item 5. Recent Developments".

        During 2004 we completed the divestment of our aerospace maintenance, repair and overhaul ("MRO") software business for net cash proceeds of £2.5 million.

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

    The Performance Analysis division of our Communications group develops testing solutions for a broad range of communications technologies critical to the development of equipment and deployment of next-generation networks. Our systems test wireline and wireless equipment including core and metro terabit routers, broadband access devices, local area network switches and routers, third generation ("3G") wireless handsets, Internet telephony and web applications and security. Our systems enable customers to emulate large-scale networks, introduce impairments and stress test equipment to ensure maximum performance and conformance to industry standards.

    The Service Assurance division of our Communications group provides network monitoring and management systems for service providers to assure the quality of their high bandwidth data services. Our systems enable efficient delivery of leased line, digital subscriber line ("DSL") and Internet Protocol ("IP") services. The division provides operations support systems ("OSS") software, remote test probes, network test access systems and support and maintenance services.

    In 2004 our Communications group had turnover of £251.5 million and operating profit before goodwill amortization and exceptional items of £19.9 million.

  •
  Network Products.    Our Network Products group is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. HellermannTyton designs and manufactures a broad range of high-grade nylon ties, clips, channels and fixings for fastening cables and wires in a broad range of applications. We also produce products with value added identification and security features. Our heatshrink insulation, convoluted tubing and cable covering products provide insulation and physical protection for wires and cables. We are a market leader in systems for the automated application of cable fixings and identification printing and application systems. We also produce a range of products used in the installation of local area and wide area communications networks such as raceways, ducting, racks, patch panels and modular jacks.

    In 2004 our Network Products group had turnover of £187.8 million and operating profit before goodwill amortization and exceptional items of £20.4 million.

  •
  Systems.    Our Systems group comprises PG Drives Technology, a leading supplier of sophisticated electronic control systems for specialist electronic vehicles in the mobility and industrial markets.

    PG Drives Technology develops power control systems for use in a variety of specialist electrically powered vehicles. These include medical vehicles such as powered wheelchairs and mobility scooters as well as small industrial vehicles such as floor cleaning vehicles and aerial access platforms. Our systems allow the user to control the direction and speed of the vehicle as well as controlling other aspects of the vehicle's functions, including seating or platform position, lights, turn indicators and vehicle diagnostics. During 2004 we completed the divestment of our MRO business from within the Systems group's aerospace activities for net proceeds of £2.5 million in cash.

    In 2004 our Systems group had turnover from ongoing businesses of £31.3 million and operating profit before goodwill amortization and exceptional items of £1.9 million.

        Our turnover for ongoing businesses by market in 2004 comprised: North America 47% (2003 48%; 2002 56%), Europe 35% (2003 32%; 2002 27%), and Asia Pacific, Rest of Americas and Africa 18% (2003 20%; 2002 17%). A breakdown of turnover by market and by source is given below and a breakdown by segment is given in "Item 3. Key Information."

Turnover by Market

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations:
Europe(1)	167.4	149.6	149.4
North America(2)	223.4	229.3	322.4
Asia Pacific, Rest of Americas, Africa	84.2	87.3	87.1

	475.0	466.2	558.9

(1)
United Kingdom turnover was £49.2 million (2003 £42.5 million; 2002 £48.3 million).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Turnover by Source

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations:
Europe(1)	184.9	168.2	157.7
North America(2)	243.4	262.1	368.9
Asia Pacific, Rest of Americas, Africa	46.7	35.9	32.3

	475.0	466.2	558.9

(1)
United Kingdom turnover was £82.6 million (2003 £75.1 million; 2002 £71.6 million). Exports from the United Kingdom were £34.0 million (2003 £33.6 million; 2002 £32.4 million), representing 7.2% of total sales (2003 7.2%: 2002 5.8%).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Strategy

        Our overall strategic focus is the growth and development of our communications activities. Our strategic priorities are to:

  •
  focus on next-generation technologies and services;

  •
  expand our presence in Europe and Asia;

  •
  extend our solutions into the enterprise market;

  •
  leverage expertise across Spirent; and

  •
  support our Network Products and Systems groups to maximize long term value.

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

Communications Group

        Our Communications group, Spirent Communications, is a leading provider of test and monitoring solutions and systems for next-generation telecommunications equipment and services worldwide. Our customers include network equipment manufacturers, mobile handset manufacturers, semiconductor vendors, independent product evaluation laboratories, network operators, network service providers, large enterprises and government entities. Our products help customers analyze the performance, functionality and conformance to industry standards of communications equipment. Our mission is to enable our customers to develop and assure next-generation equipment and services worldwide, more economically and efficiently.

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

        In 2004 we achieved an improvement in the overall results of our Communications group due to a recovery in the Performance Analysis division, which has benefited from increased spending on next-generation technologies. Results for the Service Assurance division were weak and we are working to enhance our products to address customers' evolving needs. Turnover for the group was up by 15% on a constant currency basis compared with 2003. As a result of increased volumes, operating profit increased to £19.9 million representing a 63% increase in constant currencies over the prior year. Return on sales improved to 7.9% compared with 5.7% in 2003.

        In order to be able to meet our customers' needs we have maintained our investment in product development, spending a total of £60.4 million, or 24% of the Communications group's turnover, in 2004 (2003 £57.8 million and 24%). Total product development spending for the year was split as to £43.2 million in the Performance Analysis division and £17.2 million in the Service Assurance division (2003 £39.4 million and £18.4 million, respectively). This investment continues to be directed at next-generation technologies and at maintaining the competitiveness of our products in terms of price and functionality.

        During the second half of 2004 we embarked on a number of initiatives to improve the operational efficiency of the Communications group. These initiatives include the further integration of important functions such as information technology, finance, human resources and group marketing and a rationalization of the supply chain. In addition, management reporting lines have been simplified with certain of our smaller operations being integrated into our broadband and wireless activities. These actions will enable the group to make better use of shared resources and drive synergies across our various telecommunications activities. A substantial headcount reduction and certain other actions have also been undertaken in the Service Assurance division. In total these actions, some of which were taken in 2005, are expected to deliver annualized cost savings of approximately £4 million.

        The Communications group consists of two divisions: Performance Analysis and Service Assurance.

        The Performance Analysis division develops solutions for testing the performance, functionality and conformance of telecommunications equipment. This is achieved by simulating voice, video and data traffic and large-scale networks and by creating real-world conditions in the laboratories of network equipment manufacturers, telecommunications service providers, enterprises and government departments. By subjecting equipment and networks to impairments and stresses customers are able to ensure that the equipment or services they are about to launch or deploy will withstand real-world conditions thereby reducing the commercial risks inherent in developing or adopting new products.

        While overall telecommunications capital spending was up modestly in 2004 our Performance Analysis division benefited directly from increased spending on next-generation and 3G wireless technologies by our customers during the year. This trend, which began to emerge towards the end of 2003, has largely been driven by the migration from legacy, circuit-switched networks to IP or packet-based networks by telecommunications service providers around the world. As a result turnover in the Performance Analysis division grew by 31% in constant currencies in 2004. Operating profit of £19.7 million was up by £15.3 million over 2003 reflecting the operational gearing inherent in this business as volumes increase. Return on sales recovered to 11.1% for the period compared with 3.0% in 2003.

        Our portfolio of products, services and solutions we believe is well aligned with our customers' needs and in 2004 we grew sales in constant currencies in all of our product groups and across all customer sectors. In particular, we saw good demand for our core broadband access, metro Ethernet, gigabit Ethernet and Internet Protocol version 6 ("IPv6") test systems, driven by the move towards higher speeds of data transmission, increased scalability and the proliferation of high bandwidth applications such as voice, video and data, generally referred to as "triple play". The momentum in the voice-over-IP ("VoIP") services sector was behind the increased sales of our IP telephony test solutions during the year. Continuing concerns in relation to the delivery of mission critical processes over enterprise networks and websites resulted in strengthened demand for our web testing products both from network equipment manufacturers and enterprise customers.

        Our wireless handset test activities, which represent approximately 23% of this division's turnover, grew in 2004 due largely to increased demand for our CDMA-2000 handset test systems. Demand has been driven by the deployment of high speed 3G data services and the increased number of new mobile devices in the market. There was growth in sales of our systems for testing advanced CDMA wireless services such as "push-to-talk" and those utilizing mobile IP, reflecting an increased focus on testing the applications that run on mobile devices. We are now a market leader in test solutions for mobile devices employing 1xEV-DO technology, an advanced 3G CDMA technology that was first used in Asia and is now undergoing deployment in the United States and Europe. During the year we also made initial sales of our wideband CDMA handset testing solutions into strategic customers, including systems incorporating our location-based testing capability using Assisted GPS.

        On a geographic basis we have seen increased turnover worldwide in constant currencies with sales particularly strong in the United States where a large number of our major customers are located. Strong relationships with important local customers have led to record sales in China in 2004. In addition, the move by some of the major global network equipment manufacturers to establish quality assurance and research and development facilities in India and China has contributed to sales in the Asia Pacific region. We also delivered growth in our European sales over 2003 due to the continued roll out of advanced DSL services in the region and good demand for our VoIP, web applications and wireless handset testing systems.

        The Service Assurance division provides systems that enable telecommunications service providers to test and assure broadband leased line, DSL and IP services. Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field.

Our systems help service providers reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and facilitating faster responses to customers' problems.

        The performance of our Service Assurance division in 2004 was weak with turnover for the division down 10% in constant currencies compared with 2003. Operating profit for 2004 was down substantially at £0.2 million compared with £9.4 million in 2003, after incurring an operating loss of £2.0 million in the second half of the year.

        We continued to supply and support DSL and leased line monitoring systems for major United States service providers during the year. However, sales of our leased line systems declined faster than anticipated in the period as customers increasingly focused their capital spending on advanced IP services. Service providers continue to seek to reduce the cost of deploying DSL services and we have responded to this trend by re-engineering certain elements of our offering to increase the cost effectiveness of our DSL monitoring solutions. Our hardware probes remained the largest contributor to sales in 2004 with maintenance and support contracts representing just over a quarter of this division's sales in the year. We have had success in the IP space with initial orders for SmartSight™, our recently launched IP monitoring and diagnostic system, and we have been encouraged by the levels of customer interest in this range of solutions. We expect to launch further enhancements to the SmartSight product range in 2005. Our field test business saw growth over 2003 driven by the shipment of a major order of portable fault testers to a leading European service provider.

        We believe the future growth of our Service Assurance division will come from the delivery of cost effective DSL monitoring solutions, success in the IP services sector and the broadening of our customer base geographically. Consequently, over the last six months we have taken several steps to realign our resources and reduce operating costs including changing the senior management, reducing employee numbers by approximately 15% and redirecting marketing and product development efforts. We have increased our marketing efforts outside the United States and, in particular, have adopted a direct sales strategy in China which involves exiting our joint venture, Spirent DM, and creating a direct sales force based in Beijing. We are currently actively working with a number of non-United States customers to help them define their future strategy for DSL and IP service assurance.

        The global telecommunications sector is currently undergoing a migration from legacy networks towards IP-based networks and services. These new networks and services will require sophisticated monitoring and diagnostic systems to enable network operators to deliver the high quality, reliable telecommunications services their customers have come to expect.

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

        Our strategy for Spirent Communications continues to be to advance next-generation technologies and services, to increase our presence internationally and to extend our products into the enterprise sector. We believe we have made progress in delivering this strategy during 2004 and, while challenges still remain for us in relation to the Service Assurance division, we believe we now have the corporate structure and management with which to drive the group along its future development path.

Markets

        The market for our Communications group's performance analysis products comprises three major worldwide customer groups:

  •
  communications network and terminal equipment manufacturers;

  •
  communications and Internet network service providers; and

  •
  major enterprise end-users and government entities.

        Our performance analysis systems are targeted at the research and development facilities of equipment manufacturers where they are used to develop and test new equipment and technologies. Our systems are also used by network service providers and major enterprise end-users, such as large financial institutions, and government entities to evaluate networking equipment, compare products from multiple vendors effectively, ensure performance meets the levels claimed, confirm conformance to industry standards and assess interoperability with existing network elements.

        The service assurance market includes both network management software and test equipment hardware. Service assurance typically includes network testing, fault isolation, alarm surveillance, and monitoring the quality and level of service provided.

Products

        Products from the Communications group's Performance Analysis division can simulate entire communications networks, generating simulated voice and/or data traffic and analyzing network performance under normal and faulty conditions. They are used in applications including product development, design verification, quality assurance, production testing and network installation and maintenance. This enables customers to test and analyze their equipment or service under various operating conditions, to help ensure their functionality, quality, scalability and reliability.

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

  •
  CDMA-2000 and wideband CDMA, both 3G wireless technologies;

  •
  Internet infrastructure and web applications and security testing, through the simulation of Internet traffic to stress test websites and web infrastructure devices such as firewalls; and

  •
  Global Positioning System ("GPS") and Global Navigation Satellite System ("GNSS") technologies that provide testing of position location for wireless technologies, such as CDMA-2000, GSM and wideband CDMA.

        Our Service Assurance division provides systems that enable telecoms service providers to test and assure broadband leased line, DSL and IP services. Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and facilitating faster responses to customers' problems.

Competition

        The markets for performance analysis and service assurance systems are highly fragmented and competitive. Among the more significant competitors of our Performance Analysis division are Aeroflex Incorporated, Agilent Technologies, Inc., Anritsu Corporation, Ixia and Rohde & Schwarz GmbH, as well as the internal development of communications test equipment by network equipment manufacturers. Competitors of our Service Assurance division include Acterna Corporation, Agilent Technologies, Inc., Micromuse Inc., Telcordia Technologies Inc., Tollgrade Communications, Inc. and Visual Networks, Inc., as well as the internal development of OSS by the information technology departments of network services providers.

        We believe we compete effectively in our markets and that our key competitive advantages are: our close relationships with customers; our breadth of products; our focus on being first-to-market; the synergies between our two divisions; and our technological expertise in next-generation networking technologies.

Customers

        Our Performance Analysis division's customer base includes leading network equipment manufacturers, communications and network service providers and enterprise end-users worldwide. Orders typically have a short lead time.

        Equipment and chipset manufacturer customers include Alcatel, Cisco Systems, Inc., Huawei Technologies Co., Ltd, Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Nortel Networks Corporation, Samsung Telecommunications America LLP and Tellabs, Inc. We also sell to both the evaluation laboratories and the operations departments of service provider customers including AT&T Corp., BT Group plc, Deutsche Telekom AG, NTT Corporation, SBC Technology Resources, Inc., Sprint Communications Company and Verizon Communications Inc. End-user customers are typically large network users and web application providers with their own product evaluation labs. This category includes civilian organizations and defense agencies, including America Online Inc., Bank of America Corporation, The Gap, Inc., HSBC Holdings plc, Microsoft Corporation, Reuters Group PLC and the US Department of Defense.

        The Service Assurance division's customer base is focused on the North American service providers from whom we derive the majority of revenues in this division. We have service assurance installations in service providers in North America, including BellSouth Corporation, Qwest Communications International Inc., SBC Communications Inc., Sprint FON Group and Verizon Communications Inc. Wireless service provider customers include Nextel Communications, Inc., Sprint PCS Group, T-Mobile USA and Verizon Wireless. Each of these accounts represents a long-term multi-level customer relationship, with lengthy selling cycles and long-term commitments by both parties.

        The Communications group has made progress in international markets over the recent years particularly with its Performance Analysis systems. Our Service Assurance sales are largely all within North America, but we are currently actively working with a number of non-United States customers to help them define their future strategy for DSL and IP service assurance.

Sales, Marketing and Support

        Our Performance Analysis division has a worldwide sales force operating from offices throughout North America, Europe and Asia. Where appropriate, we sell our products directly to customers, particularly in North America and some European and Asian countries. We also, however, have a strong network of international distributors.

        Our Service Assurance division maintains a direct sales force operating from offices throughout North America and Europe. In 2004 we adopted a direct sales strategy in China which involves exiting from our joint venture, Spirent DM, and creating a direct sales force based in Beijing. We also operate through distributors in Asia,

Manufacturing

        Our Performance Analysis division's manufacturing operation consists primarily of materials planning and procurement, warehousing, logistics, quality control, assembly, systems integration and test. We outsource the majority of our circuit board assembly to third-party contract manufacturers. We then assemble and configure our products to customer orders at our facilities after which the completed system is functionally tested to ensure durability and reliability before shipment to the customer. Our Service Assurance division manufactures the majority of its products in a facility in Gaithersburg, Maryland. We outsource the manufacture of certain high volume products to others. We are currently undertaking an initiative to rationalize the supply chain across the Communications group.

        The Communications group, taken as a whole, currently has manufacturing facilities in California, New Jersey, Maryland, Canada and the United Kingdom comprising approximately 124,000 square feet.

Network Products Group

        Our Network Products group produces innovative products and solutions for the fastening, identification, protection and connectivity of wires and cables in electrical and communications networks in a broad range of applications. The group operates under the global brand HellermannTyton in 30 countries worldwide and has manufacturing facilities in all the major geographic regions.

        In 2004, our Network Products group had turnover of £187.8 million up 11% in constant currencies over the same period last year. Operating profit of £20.4 million was ahead by 27% in constant currencies over 2003. Return on sales improved to 10.9% from 9.6% due to increased operational efficiencies. As anticipated, results for the second half of 2004 were marginally below the first half due to the normal seasonality of this business. Capital expenditure was up over 2003 as planned due to the expansion of capacity at our major manufacturing sites.

        In Europe our sales benefited from increased automotive production and our ability to increase the number of products per platform on new models. Sales in the United States were up due to general economic recovery as well as our increased penetration of the automotive and telecommunications markets and successful new product introductions. Sales in Japan through our associate company showed growth and we made progress in China due to the increasing Original Equipment Manufacturer ("OEM") and automotive production levels in the region.

        We were successful in growing sales to the automotive sector, which represents the largest proportion of this group's turnover, with increased cabling in cars driving demand for our cable management and fastening products. In addition, with the increasing trend among volume car manufacturers to move production to emerging economies, our ability to supply customers directly in these regions has helped increase sales. Sales to the heavy vehicles market were good in all regions but particularly in the United States where heavy truck manufacturers increased their manufacturing volumes in the year. We increased sales in our next largest market, the electrical wholesalers and catalog houses, although their end markets continue to be difficult. We saw growth in sales of our connectivity systems but the communications market remains very price competitive and we took actions during the year to reduce the cost base. The RapidNet pre-terminated structured cabling system launched last year has received increasing acceptance and we have secured several important installations in the enterprise and public sector markets. We also secured further deployments for "Autotools", our automated bundling systems, at major automotive and white goods harness makers worldwide during the year.

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

Markets

        Our Network Products group serves customers in a broad spread of industries throughout the world. We serve five principal markets: automotive; data and voice networks; commercial and public sector construction; electrical and electronic goods; and mass transit, aerospace and defence.

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

        Our principal competitors in our served markets are:

  •
  Fixings. Illinois Tool Works Inc. ("ITW"); Kai Suh Suh Enterprise Co., Ltd. ("KSS") of Taiwan; Panduit Corp.; A Raymond Group of France; Thomas & Betts Corporation and TRW Automotive Inc.

  •
  Connectivity. Brand-Rex, a subsidiary of Novar plc; CommScope, Inc.; Legrand; Molex Inc.; Panduit Corp.; The Siemon Company; Thomas & Betts Corporation and Tyco Electronics Corporation. There are also a number of smaller more regionally focused players competing in this market.

  •
  Insulation, protection and organization. Tyco Electronics Corporation and several other smaller players.

  •
  Identification. Brady Corporation; Legrand; Panduit Corp. and Tyco Electronics Corporation.

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

Systems Group

        After the sale of our last remaining aerospace business in August 2004, the Systems group now comprises PG Drives Technology, a leading supplier of power control systems for powered medical and small industrial vehicles. The continued weakness of the US dollar has adversely affected the trading performance of PG Drives Technology with the transaction effect reducing operating profit by approximately £3 million. Turnover and operating profit were down 14% and 69%, respectively, in constant currencies compared with 2003. Return on sales reduced to 6.1% compared with 16.1% in 2003. We have had some success in reducing our exposure to the US dollar:sterling exchange rate by increasing the number of components purchased in US dollars. We have also moved some of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region.

        Continuing constraints in United States government healthcare funding for powered wheelchairs dampened demand for our wheelchair systems during the year. Due to the competitiveness of our established VSI, S-Drive and TRIO+ products we were, however, successful in increasing customer penetration in both the mobility and our new industrial vehicles markets during the year.

Markets

        Our power controls activities serve two principal customer groups. These are manufacturers of healthcare mobility equipment and equipment manufacturers making small electrically powered industrial vehicles.

Products

        Our innovative designs for power control devices for wheelchairs and mobility scooters offer ease-of-use, cost-effectiveness and features making them adaptable to a wide variety of manufacturers' requirements. The continuing success of our established VSI systems for powered wheelchairs and our S-Drive systems for mobility scooters enabled us to increase customer penetration and win new business in the mobility vehicles market during 2004.

        During 2004 we also made further progress in the small industrial vehicles market, with the I-Drive and TRIO+ products being well received by customers.

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

Sales, Marketing and Support

        Our mobility and industrial products are primarily sold through a direct sales force. We also use some distributors in Europe for our industrial products. We have sales support personnel based in the United States, the United Kingdom and the Far East.

Manufacturing

        Our devices are designed in the United Kingdom. Most of our products are also manufactured in the United Kingdom, although we have outsourced the production of some of our low cost products to third party manufacturers in China.

Organizational Structure

        Spirent plc is the ultimate parent company of the Group. We conduct our operations through various subsidiaries and trading divisions. Although this is our legal structure, it does not necessarily coincide with our organizational or management structure. The following is a list of our significant subsidiaries, trading divisions and associates as at December 31, 2004. We have not listed below other subsidiaries that are less significant.

	Country of Incorporation	Percentage held at December 31, 2004
Communications
Performance Analysis
Spirent Communications Inc:	Delaware, United States	100
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
Network Products
Trading divisions of Spirent plc:
HellermannTyton:
Aldridge, West Midlands, United Kingdom
Plymouth, Devon, United Kingdom
Wythenshawe, Manchester, United Kingdom
HellermannTyton (Pty) Ltd	South Africa	100
HellermannTyton S.A.	France	100
HellermannTyton AB	Sweden	100
HellermannTyton GmbH	Austria	100
HellermannTyton GmbH	Germany	100
HellermannTyton Ltda	Brazil	100
HellermannTyton Pte Ltd	Singapore	75
HellermannTyton Data Ltd*	England	100
HellermannTyton Corporation	Delaware, United States	100
Tyton Company of Japan Ltd* (Associate)	Japan	49
Systems
PG Drives Technology Ltd	England	100
PG Drives Technology Inc	Delaware, United States	100

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

Intellectual Property

        We believe that our patents and applications have value. Although the patent portfolios of our operating groups are important to the business of each of those groups, no single patent is in itself material to our business as a whole. If we fail to maintain or enforce our intellectual property rights, or if competitors design around our technology or develop competing technologies, our competitive position could suffer.

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

Regulatory and Other Government Requirements

        Our businesses are subject to various significant and complex international and domestic regulations currently in effect and scheduled to become effective in the near future. We may incur significant expense to our business as a whole in complying, and remedying any non-compliance, with these regulations.

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

  •
  to enforce either in the United States or outside the United States judgments obtained against us, or most of our directors and executive officers, in the United States courts in any lawsuit, including lawsuits under the civil liability provisions of United States securities laws; or

  •
  to enforce in jurisdictions outside the United States judgments obtained against us, or most of our directors and executive officers, in lawsuits in United States courts, including lawsuits under the civil liability provisions of the United States securities laws. You may also have difficulties enforcing liabilities under the United States securities laws in original actions brought in courts in jurisdictions located outside the United States. Liabilities against such persons may not be enforceable in the United Kingdom in original actions or in actions for the enforcement of judgments of United States courts predicated upon the federal securities laws of the United States.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2004 and the results of operations for the years ended December 31, 2004, 2003 and 2002. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this annual report. You should also read the description of our business included in "Item 4. Information on the Company."

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

Overview

        Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. Our Communications group is a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrically powered vehicles in the mobility and industrial markets. Spirent divested of its remaining aerospace business, MRO, in August 2004.

        Our performance in 2004 showed an improvement as a result of our investment in and focus on growth markets. In the Communications group, our Performance Analysis division achieved an improvement in its results, with turnover up 31% in constant currencies and operating profit up materially from £4.4 million to £19.7 million due to increased customer spending on next-generation technologies. The results for the Service Assurance division were weak, with turnover down 10% in constant currencies and operating profit at break-even. The Network Products group delivered turnover up 11% and operating profit up 27% in constant currencies. The movement in the US dollar exchange rate reduced reported turnover by £32.8 million, operating profit by £3.2 million and profit before taxation, amortization and exceptional items by £2.5 million. Product development spending in the Communications group was £60.4 million, 24% of turnover. Cash generation reduced net debt to £26.4 million at the end of 2004 compared with £57.5 million at the end of 2003.

Acquisitions and Disposals

        Acquisitions and disposals are discussed in "Item 4. Information on the Company" and in Notes 31 and 32 of Notes to the Financial Statements.

        We divested our MRO aerospace business for net cash proceeds of £2.5 million in August 2004. During the year we acquired the minority shareholdings in two of our Network Products subsidiaries for a cash consideration of £1.1 million.

Recent Developments

        On April 21, 2005 the Company provided an update on trading as follows:

        At the time of the announcement of our 2004 final results we reported that we had seen a satisfactory start to 2005 for the Group as a whole, albeit that we were experiencing a slow down in our Service Assurance division's existing leased line and DSL business. Since then, however, the extent of the decline in this business has been significantly greater than anticipated. This was due in part to customers delaying the release of capital spending budgets. When released these showed a larger than expected shift in customers' investment towards next-generation networks and IP service deployments, including their FTTx initiatives. In addition, recent merger activity among the US carriers has delayed spending on monitoring equipment. These factors have adversely affected this division's performance. Turnover for the Service Assurance division for the first quarter of 2005 was £9.0 million, down £10.8 million compared with the same period last year, and the division generated an operating loss of £5.4 million. We are now expecting to report an operating loss for the division in the region of £10 million in the first half of 2005.

        Largely due to the performance of our Service Assurance division, we anticipate that Group operating profit for the first half of the year will be significantly below our previous expectations. In addition, we will be charging one off costs of approximately £3 million in relation to reorganization expenses and stock write downs and anticipate further costs associated with the planned rationalization of the supply chain across the Communications group. We also anticipate that we will take a goodwill impairment charge in relation to the Service Assurance division at the half year. The carrying value of goodwill associated with the Service Assurance division is £45 million.

        The Group saw a net cash outflow in the first quarter of 2005 in accordance with our plans, as we absorbed working capital and increased capital expenditure. As a result, net debt increased to £33.6 million compared with £26.4 million at the year end.

        Our Network Products and Systems groups both traded in line with expectations in the first quarter of 2005 with turnover of £51.4 million and £9.0 million, respectively.

        Within our Communications group, the Performance Analysis division delivered turnover of £40.2 million in the first quarter of 2005 representing a 6% increase in constant currencies over the same period last year. This was slightly below our expectations, although we had been budgeting for a seasonally lower first quarter. Quote activity in this division remains good but results for the first half are now expected to be marginally below our original expectations due to a slow down in spending by the US carriers as well as lower than anticipated US government spending on telecoms.

        In the Service Assurance division, we have taken actions to realign resources and reduce operating costs including changing the senior management and reducing employee numbers by 15%. We are now also implementing further actions in relation to the rationalization of the supply chain that will increase efficiencies.

        We remain focused on our strategy of transitioning the Service Assurance division towards IP service assurance. We continue to work with potential customers to help them define their strategy for monitoring IP services and are receiving encouraging feedback on our technical understanding and approach to the challenges of monitoring advanced IP-based networks and services. We believe this sector represents a significant future opportunity for us.

Results of Operations

			Change %
	2004	2003	Reported	Constant currency
	(£ millions)
Turnover	475.0	466.2	2	9
Operating profit	42.8	36.0	19	28
Return on sales (%)	9.0	7.7

        Reported turnover for 2004 of £475.0 million was up 2% and operating profit of £42.8 million was up 19% compared with 2003. In constant currencies turnover was up by 9% and operating profit was up by 28% compared with 2003. Return on sales for the Group improved to 9.0% from 7.7% in 2003.

        Reported results have been affected by the weakness of the US dollar relative to sterling with an average US dollar:sterling exchange rate of $1.83: £1 in 2004 compared with $1.64: £1 in 2003. In 2004 currency translation reduced turnover by £32.8 million, operating profit by £3.2 million and profit before taxation, amortization and exceptional items by £2.5 million.

        In the Communications group, our Performance Analysis division achieved an improvement in its results, with turnover up 31% in constant currencies and operating profit up from £4.4 million to £19.7 million due to increased customer spending on next-generation technologies. Results for the Service Assurance division were weak, with turnover down 10% in constant currencies and operating profit at break-even. The Network Products group delivered turnover up 11% and operating profit up 27% in constant currencies.

        Turnover by source grew in constant currency terms in all geographic regions during 2004. Turnover by market grew in constant currencies in all regions except the Asia Pacific region, where growth from the Network Products group and Performance Analysis division was offset by lower demand for our Systems group's products. Operating profit by source in North America grew by 64% in constant currencies compared with 2003. Operating profit also grew in the Asia Pacific region but reduced by 4% in constant currencies in Europe due to the effect of the weak US dollar on trading.

        Product development spending for the Group in 2004 was £67.3 million, or 14% of turnover (2003 £66.0 million and 14%), the large majority of which was invested in the Communications group.

        A £0.7 million loss from interests in joint ventures in 2004 relates to our share of the losses in our joint venture company in China, Spirent DM. Income from interests in joint ventures reported in 2003 included our share of profits from WAGO which was divested in April 2003.

        Net interest payable, excluding the exceptional interest expense, reduced to £6.8 million in 2004 compared with £9.3 million in 2003 due principally to the continued reduction in net debt during 2003 and 2004.

        Profit before taxation, amortization and exceptional items was £37.4 million compared with £30.0 million in 2003. Reported profit before taxation was £24.0 million compared with £0.3 million for 2003.

        The effective rate of taxation for 2004 was 24.1% compared with 27.7% for 2003 as a result of the utilization of tax losses.

        Headline earnings per share of 2.99 pence increased by 29% over 2003. The weighted average number of shares outstanding at the period end was 939.2 million (2003 929.3 million). After charging goodwill amortisation and exceptional items, basic earnings per share for 2004 was 1.70 pence (2003 loss 0.05 pence).

        Net debt has reduced to £26.4 million at December 31, 2004 from £57.5 million at the end of 2003. The effect of translation has reduced net debt by £5.4 million due principally to the weak US dollar.

        Our borrowing covenant ratios at the year end were net interest cover of 5.8 times (covenant ratio: greater than or equal to 2.5 times) and net debt to EBITDA of 0.5 times (covenant ratio: less than or equal to 2.25 times). Having met the financial covenant requirements under the terms of our borrowings, we will revert to semi-annual covenant tests, with covenants of net interest cover of not less than 3.0 times and net debt to EBITDA of not more than 3.0 times, and certain other restrictions within our borrowing terms will be relaxed.

        We were granted an order of the High Court of England and Wales in November 2004 confirming the cancellation of the share premium account and capital redemption reserve in order to eliminate the deficit in the Company's distributable reserves.

Turnover

        Our revenues, which we refer to as turnover, are derived from:

  •
  communications: performance analysis and service assurance solutions;

  •
  solutions for fastening, identification, protection and connectivity in electrical and communications networks;

  •
  power control systems for specialist electrical vehicles; and

  •
  software systems for the aviation market systems until the disposal of MRO in August 2004 and hardware systems for the aviation market until the disposal of AIS in June, 2003.

        During the year ended December 31, 2004 turnover by source in Europe was 39% (2003 36%), of which the United Kingdom comprised 17% (2003 16%), and in North America 51% (2003 56%). This reflects the improvement in turnover in North America seen in our Communications group which is predominantly North American based. The proportion of turnover generated in North America is expected to remain at these levels in the near term.

        No single customer accounted for more than 10% of total turnover in any of the three years in the period ended December 31, 2004.

Cost of sales

        Cost of sales is comprised of direct costs associated with product sales including product development and all attributable overheads. Of our three operating groups, our Communications group has historically experienced the lowest cost of sales as a percentage of turnover and has consequently earned the highest margins however these margins were lower during the telecommunications downturn. Our Network Products group has typically experienced more stable returns.

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

Interest payable

        Interest payable primarily comprises interest on loans and bank overdrafts, as well as finance charges on finance leases. Finance charges associated with debt issuances are charged to the profit and loss account over the life of the instrument and included in interest expense. An exceptional interest charge, comprising the make-whole amount on the notes and related bank fees arose in 2004 and 2003.

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

Goodwill and intangibles

        Goodwill arising on the acquisition of subsidiaries, and representing the excess of cost over the fair value of the attributable assets and liabilities acquired, is capitalized as an intangible asset and amortized over its estimated useful economic life up to a maximum of 20 years. Goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". US GAAP requires that goodwill is reviewed at least annually for impairment.

        The appropriate valuation exercises were carried out in 2004 and 2003 under UK and US GAAP, the result being that no impairment charges were identified. This review performed in 2002 resulted in impairment losses of £923.3 million being recognized during that year. The impairment loss restated the assets to value in use using estimated cash flows which included assumptions on future growth rates, margins, product development spend and other expenditure in these businesses.

        In addition, independent valuations are obtained annually for the purpose of impairment reviews in accordance with US GAAP to determine the fair value of the businesses and any necessary impairment charges. These valuations were based on management's estimates of the future cash flows of the businesses and have been considered in determining the fair values of the businesses.

        The impairment reviews for UK and US GAAP have been performed using a number of assumptions which management considers most appropriate given the market conditions at that time. These assumptions underpin the cash flows upon which the calculations are performed. The discount rates applied were chosen based on the perceived risk within each business. Varying any of these assumptions could have materially changed the results of these reviews.

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

Revenue recognition

        Revenue is recognized when it is probable that the economic benefits will flow to the Group, the revenue can be reliably measured and when the Group has transferred to the buyer the significant risks and rewards of ownership. In addition, revenue is only recognized when collectibility is probable.

        For the sale of services, revenue is recognized in accounting periods in which the service is rendered. Revenue from maintenance contracts is recognized over the period of performance.

        Revenue from product sales of hardware and software is recognized at time of delivery and acceptance and when there are no significant vendor obligations remaining. It is not until acceptance has occurred that the risks and rewards of ownership are transferred to the buyer. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer.

        Contractual arrangements are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to every component. To the extent that separate component comprises a product sale of hardware or software, revenue is recognized as described above. Revenue is recognized on other components as the group fulfils its contractual obligations and to the extent that it has earned the right to consideration.

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

        Under US GAAP, the rules for revenue recognition under multiple-element arrangements are detailed and prescriptive. These rules include the requirement that revenues be allocated to the respective elements of such an arrangement on the basis of Vendor Specific Objective Evidence ("VSOE") for each element. Statement of Position ("SOP") 97-2 'Software Revenue Recognition' sets out precise requirements for establishing VSOE for valuing elements of a multiple-element arrangement. When VSOE for individual elements of an arrangement cannot be established in accordance with SOP 97-2, revenue is generally deferred and recognized over the term of the final element.

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

Pensions

        Under FRS 17, the assets of the defined benefit plans are measured at their market value at the balance sheet date and the liabilities are measured using the projected unit method. The discount rate used to measure the schemes' liabilities is the current rate on an AA corporate bond of equivalent term and currency to the liabilities. The extent to which the schemes' assets exceed or fall short of the schemes' liabilities is shown as a surplus or deficit in the balance sheet net of deferred tax.

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

        The funding position of the defined benefit plans reported at December 31, 2004 was a deficit of £37.3 million (2003 £43.4 million) before taxation, representing a funding deficit of 26% (2003 31%).

        The various assumptions used in this valuation are detailed in Note 10 of Notes to the Financial Statements. Changing any one, or a combination of these assumptions will result in a change to the deficit reported. Varying the assumptions will also have an impact on the profit and loss account and statement of total recognized gains and losses.

Provisions

        Provisions are recorded when the Group has a present, legal or constructive obligation as a result of a past event which it is probable that the Group will be required to settle by an outflow of resources and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditures expected to be required to settle the obligation.

Deferred taxation

        Deferred taxation is provided on an undiscounted basis on all timing differences that have originated but not reversed at the balance sheet date. Amounts provided are calculated with reference to tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

        Deferred tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

        Deferred tax assets of £13.3 million (2003 £18.3 million) arising principally on timing differences in the United States and United Kingdom have not been recognized. In addition, the Group has tax losses arising in the United States of £70.6 million (2003 £70.1 million) and in the United Kingdom of £39.6 million (2003 £24.8 million) that are available for offset against future taxable profits and which have not been recognized.

        We have not recognized these deferred tax assets based on current forecasts and estimates prepared by management. A change to these forecasts and estimates could result in recognition of some of the assets currently unrecognized. Given the significance of the assets that remain unrecognized this could materially affect the deferred tax assets reported and the resulting credit to the profit and loss or statement of total recognized gains and losses.

Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

	Year ended December 31
	2004	2003
	(£ millions)
Turnover
Performance Analysis	176.8	148.7
Service Assurance	74.7	91.7

Communications	251.5	240.4
Network Products	187.8	174.4
Systems	35.7	51.4

	475.0	466.2

Operating profit before goodwill amortization and exceptional items
Performance Analysis	19.7	4.4
Service Assurance	0.2	9.4

Communications	19.9	13.8
Network Products	20.4	16.7
Systems	2.5	5.5

	42.8	36.0

Turnover and operating profit

        Comparisons by segment are given below for ongoing operations (excluding divestments which cannot be classified as discontinued operations). Operating profit and return on sales are stated before goodwill amortization and exceptional items.

Communications

			Annual change
	2004	2003	Reported	Constant currency
	(£ millions)%			%
Turnover
Performance Analysis	176.8	148.7	19	31
Service Assurance	74.7	91.7	(19)	(10)

	251.5	240.4	5	15

Operating profit before goodwill amortization and exceptional items
Performance Analysis	19.7	4.4	>100	>100
Service Assurance	0.2	9.4	(98)	(95)

	19.9	13.8	44	63

Return on sales (%) before goodwill amortization and exceptional items
Performance Analysis	11.1	3.0
Service Assurance	0.3	10.3
Communications group	7.9	5.7

        Our Communications group, Spirent Communications, is a leading provider of test and monitoring solutions and systems for next-generation telecommunications equipment and services worldwide. In 2004 we achieved an improvement in the overall results of our Communications group due to a recovery in the Performance Analysis division, which has benefited from increased spending on next-generation technologies. Results for the Service Assurance division were weak and we are working to enhance our products to address customers' evolving needs. Turnover for the group was up by 15% on a constant currency basis compared with 2003. As a result of increased volumes, operating profit increased to £19.9 million representing a 63% increase in constant currencies over the prior year. Return on sales improved to 7.9% compared with 5.7% in 2003.

        In order to be able to meet our customers' needs we have maintained our investment in product development, spending a total of £60.4 million, or 24% of the Communications group's turnover, in 2004 (2003 £57.8 million and 24%). Total product development spending for the year was split as to £43.2 million in the Performance Analysis division and £17.2 million in the Service Assurance division (2003 £39.4 million and £18.4 million, respectively). This investment continues to be directed at next-generation technologies and at maintaining the competitiveness of our products in terms of price and functionality.

        During the second half of 2004 we embarked on a number of initiatives to improve the operational efficiency of the Communications group. These initiatives include the further integration of important functions such as information technology, finance, human resources and group marketing and a rationalization of the supply chain. In addition, management reporting lines have been simplified with certain of our smaller operations being integrated into our broadband and wireless activities. These actions will enable the group to make better use of shared resources and drive synergies across our various telecommunications activities. A substantial headcount reduction and certain other actions have also been undertaken in the Service Assurance division. In total these actions, some of which were taken in 2005, are expected to deliver annualized cost savings of approximately £4 million.

Performance Analysis

        While overall telecommunications capital spending was up modestly in 2004 our Performance Analysis division benefited directly from increased spending on next-generation and 3G wireless technologies by our customers during the year. This trend, which began to emerge towards the end of 2003, has largely been driven by the migration from legacy, circuit-switched networks to IP or packet-based networks by telecommunications service providers around the world. As a result turnover in the Performance Analysis division grew by 31% in constant currencies in 2004. Operating profit of £19.7 million was up by £15.3 million over 2003 reflecting the operational gearing inherent in this business as volumes increase. Return on sales recovered to 11.1% for the period compared with 3.0% in 2003.

        Our portfolio of products, services and solutions we believe is well aligned with our customers' needs and in 2004 we grew sales in constant currencies in all of our product groups and across all customer sectors. In particular, we saw good demand for our core broadband access, metro Ethernet, gigabit Ethernet and IPv6 test systems, driven by the move towards higher speeds of data transmission, increased scalability and the proliferation of high bandwidth applications such as voice, video and data, generally referred to as "triple play". The momentum in the VoIP services sector was behind the increased sales of our IP telephony test solutions during the year. Continuing concerns in relation to the delivery of mission critical processes over enterprise networks and websites resulted in strengthened demand for our web testing products both from network equipment manufacturers and enterprise customers.

        Our wireless handset test activities, which represent approximately 23% of this division's turnover, grew in 2004 due largely to increased demand for our CDMA-2000 handset test systems. Demand has been driven by the deployment of high speed 3G data services and the increased number of new mobile devices in the market. There was growth in sales of our systems for testing advanced CDMA wireless services such as "push-to-talk" and those utilizing mobile IP, reflecting an increased focus on testing the applications that run on mobile devices. We are now a market leader in test solutions for mobile devices employing 1xEV-DO technology, an advanced 3G CDMA technology that was first used in Asia and is now undergoing deployment in the United States and Europe. During the year we also made initial sales of our wideband CDMA handset testing solutions into strategic customers, including systems incorporating our location-based testing capability using Assisted GPS.

        On a geographic basis we have seen increased turnover worldwide in constant currencies with sales particularly strong in the United States where a large number of our major customers are located. Strong relationships with important local customers have led to record sales in China in 2004. In addition, the move by some of the major global network equipment manufacturers to establish quality assurance and research and development facilities in India and China has contributed to sales in the Asia Pacific region. We also delivered growth in our European sales over 2003 due to the continued roll out of advanced DSL services in the region and good demand for our VoIP, web applications and wireless handset testing systems.

Service Assurance

        The performance of our Service Assurance division in 2004 was weak with turnover for the division down 10% in constant currencies compared with 2003. Operating profit for 2004 was down substantially at £0.2 million compared with £9.4 million in 2003, after incurring an operating loss of £2.0 million in the second half of the year.

        We continued to supply and support DSL and leased line monitoring systems for major US service providers during the year. However, sales of our leased line systems declined faster than anticipated in the period as customers increasingly focused their capital spending on advanced IP services. Service providers continue to seek to reduce the cost of deploying DSL services and we have responded to this trend by re-engineering certain elements of our offering to increase the cost effectiveness of our DSL monitoring solutions. Our hardware probes remained the largest contributor to sales in 2004 with maintenance and support contracts representing just over a quarter of this division's sales in the year. We have had success in the IP space with initial orders for SmartSight™, our recently launched IP monitoring and diagnostic system, and we have been encouraged by the levels of customer interest in this range of solutions. We expect to launch further enhancements to the SmartSight product range in 2005. Our field test business saw growth over 2003 driven by the shipment of a major order of portable fault testers to a leading European service provider.

        Over the last six months we have taken several steps to realign our resources and reduce operating costs including changing the senior management, reducing employee numbers by approximately 15% and redirecting marketing and product development efforts. We have increased our marketing efforts outside the United States and, in particular, have adopted a direct sales strategy in China which involves exiting our joint venture, Spirent DM, and creating a direct sales force based in Beijing. We are currently actively working with a number of non-United States customers to help them define their future strategy for DSL and IP service assurance.

Network Products

			Annual change
	2004	2003	Reported	Constant currency
	(£ millions)%			%
Turnover	187.8	174.4	8	11
Operating profit before goodwill amortization and exceptional items	20.4	16.7	22	27
Return on sales (%) before goodwill amortization and exceptional items	10.9	9.6

        In 2004, our Network Products group had turnover of £187.8 million up 11% in constant currencies over the same period last year. Operating profit of £20.4 million was ahead by 27% in constant currencies over 2003. Return on sales improved to 10.9% from 9.6% due to increased operational efficiencies. As anticipated, results for the second half of 2004 were marginally below the first half due to the normal seasonality of this business. Capital expenditure was up over 2003 as planned due to the expansion of capacity at our major manufacturing sites and we plan to further increase capacity in 2005.

        In Europe our sales benefited from increased automotive production and our ability to increase the number of products per platform on new models. Sales in the United States were up due to general economic recovery as well as our increased penetration of the automotive and telecommunications markets and successful new product introductions. Sales in Japan through our associate company showed growth and we made progress in China due to the increasing OEM and automotive production levels in the region.

        We were successful in growing sales to the automotive sector, which represents the largest proportion of this group's turnover, with increased cabling in cars driving demand for our cable management and fastening products. In addition, with the increasing trend among volume car manufacturers to move production to emerging economies, our ability to supply customers directly in these regions has helped increase sales. Sales to the heavy vehicles market were good in all regions but particularly in the United States where heavy truck manufacturers increased their manufacturing volumes in the year. We increased sales in our next largest market, the electrical wholesalers and catalog houses, although their end markets continue to be difficult. We saw growth in sales of our connectivity systems but the communications market remains very price competitive and we took actions during the year to reduce the cost base. The RapidNet pre-terminated structured cabling system launched last year has received increasing acceptance and we have secured several important installations in the enterprise and public sector markets. We also secured further deployments for Autotools, our automated bundling systems, at major automotive and white goods harness makers worldwide during the year.

Systems

			Annual change
	2004	2003	Reported	Constant currency
	(£ millions)%			%
Turnover	31.3	37.9	(17)	(14)
Operating profit before goodwill amortization and exceptional items	1.9	6.1	(69)	(69)
Return on sales (%) before goodwill amortization and exceptional items	6.1	16.1

        Figures in the above table relate to PG Drives Technology only. Divested businesses contributed £4.4 million of turnover and £0.6 million of operating profit in 2004 and £13.5 million of turnover and a £0.6 million operating loss in 2003.

        After the sale of our last remaining aerospace business in August 2004, the Systems group now comprises PG Drives Technology, a leading supplier of power control systems for powered medical and small industrial vehicles. The continued weakness of the US dollar has adversely affected the trading performance of PG Drives Technology with the transaction effect reducing operating profit by approximately £3 million. Turnover and operating profit were down 14% and 69%, respectively, in constant currencies compared with 2003. Return on sales reduced to 6.1% compared with 16.1% in 2003. We have had some success in reducing our exposure to the US dollar:sterling exchange rate by increasing the number of components purchased in US dollars. We have also moved some of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region.

        Continuing constraints in US government healthcare funding for powered wheelchairs dampened demand for our wheelchair systems during the year. Due to the competitiveness of our established VSI, S-Drive and TRIO+ products we were, however, successful in increasing customer penetration in both the mobility and our new industrial vehicles markets during the year.

Divested operations

        In 2004 we divested of our MRO businesses from within the Systems group's aerospace activities which contributed £4.4 million of turnover (2003 £13.5 million) and an operating profit of £0.6 million in 2004 (2003 £0.6 million loss).

Cost of sales

        Cost of sales was £274.9 million for the year ended December 31, 2004 compared with £279.8 million for the year ended December 31, 2003. Cost of sales as a percentage of turnover was lower at 58% compared with 60% for 2003.

        Product development expenditure was £67.3 million compared with £66.0 million for the year ended December 31, 2003. Product development expenditure represented 14% of turnover in both years. Of the total product development expenditure £60.4 million was incurred by the Communications group (2003 £57.8 million).

Operating expenses

        Total operating expenses, which include goodwill amortization and exceptional items, were £169.3 million for the year ended December 31, 2004 compared with £167.6 million for the year ended December 31, 2003.

        Selling and distribution expenses were higher at £116.7 million for the year ended December 31, 2004, compared with £110.0 million for the year ended December 31, 2003, an increase of 6%. As a percentage of turnover selling and distributions costs were 25% compared to 24% in 2003. The absolute increase was principally due to commissions and other incentive payments related to the improvement in performance in our Communications group.

        Administration expenses were £52.8 million for the year ended December 31, 2004, compared with £58.3 million for the year ended December 31, 2003. Administration expenses for the year ended December 31, 2004 included £2.9 million of exceptional costs (2003 £7.5 million) and £9.1 million of goodwill amortization (2003 £9.7 million). Excluding exceptional items and goodwill amortization, administration costs are £40.8 million and represented 9% of turnover in 2004 compared with £41.1 million, also representing 9% of turnover, in 2003.

        Operating exceptional items of £2.9 million have been charged in 2004 which related to restructuring costs within our businesses and the exit from our joint venture company, Spirent DM.

Turnover and income from interest in joint venture

        A £0.7 million loss from interests in joint ventures in 2004 relates to our share of the losses in our joint venture company in China, Spirent DM. Income and turnover from interests in joint ventures reported in 2003 included our share of profits from WAGO which was divested in April 2003.

Income from interests in associates

        Income from interests in associates, consisting of Tyton Company of Japan and 3M/ECC in the Netherlands amounted to £2.8 million for the year ended December 31, 2004 compared with £2.1 million in the year ended December 31, 2003. The improvement was due to the growth experienced by our Japanese associate.

Profit/(loss) on disposal and closure of operations

        Total non-operating exceptional items in 2004 were a net loss of £0.9 million. In August 2004 the remaining aerospace MRO business was divested for a net loss of £2.5 million after charging £4.9 million of goodwill previously written off to reserves and now reinstated in accordance with Financial Reporting Standard 10. Provisions on vacant property and accrued expenses related to prior year disposals of £1.6 million have been released. The profit of £3.6 million reported in 2003 was in relation to the sale of our Wago joint venture and of AIS from within the Systems group.

Net interest payable and other finance (expense)/income

        Net interest payable, excluding the exceptional interest expense, reduced to £6.8 million in 2004 compared with £9.3 million in 2003 due principally to the continued reduction in net debt during 2003 and 2004.

Exceptional interest expense

        A make-whole amount of £0.5 million has been charged as an exceptional interest expense in 2004. In 2003 we reported an exceptional interest expense of £16.1 million in relation to the make-whole amount on the partial prepayment of our senior notes and related bank fees.

Taxation

        The effective rate of taxation for 2004 was 24.1% compared with 27.7% for 2003 as a result of the utilization of tax losses.

Year Ended December 31, 2003 Compared with the Year Ended December 31, 2002

			Year ended December 31
	First half 2003	Second half 2003
			2003	2002
	(£ millions)
Turnover
Performance Analysis	71.3	77.4	148.7	184.0
Service Assurance	46.2	45.5	91.7	131.4

Communications	117.5	122.9	240.4	315.4
Network Products	85.9	88.5	174.4	164.7
Systems	25.8	25.6	51.4	78.8

	229.2	237.0	466.2	558.9

Operating profit before goodwill amortization and exceptional items
Performance Analysis	0.5	3.9	4.4	10.0
Service Assurance	4.6	4.8	9.4	20.8

Communications	5.1	8.7	13.8	30.8
Network Products	8.1	8.6	16.7	15.0
Systems	2.2	3.3	5.5	4.6

	15.4	20.6	36.0	50.4

Turnover and operating profit

        Comparisons by segment are given below for ongoing operations (excluding divestments which cannot be classified as discontinued operations). Operating profit and return on sales are stated before goodwill amortization and exceptional items.

Communications

	First half 2003	Second half 2003	2003	2002	Annual change
	(£ millions)%
Turnover
Performance Analysis	71.3	77.4	148.7	184.0	(19)
Service Assurance	46.2	45.5	91.7	131.4	(30)

	117.5	122.9	240.4	315.4	(24)

Operating profit before goodwill amortization and exceptional items
Performance Analysis	0.5	3.9	4.4	10.0	(56)
Service Assurance	4.6	4.8	9.4	20.8	(55)

	5.1	8.7	13.8	30.8	(55)

Return on sales (%) before goodwill amortization and exceptional items
Performance Analysis	0.7	5.0	3.0	5.4
Service Assurance	10.0	10.5	10.3	15.8
Communications group	4.3	7.1	5.7	9.8

        The telecommunications market remained challenging throughout 2003. 2003 saw further reductions in capital spending of approximately 20% by our Network Equipment Manufacturer ("NEM") and Network Service Provider ("NSP") customers. Spirent Communications' turnover was down 24% compared with 2002, but turnover for the second half of 2003 was up 5% compared with the first half due to modestly improved levels of activity. Compared with 2002, operating profit for 2003 was down 55%, however operating profit in the second half of 2003 improved by 71% over the first half. Return on sales for the group for 2003 reduced to 5.7% from 9.8% in 2002.

        Quarterly order intake in the Performance Analysis division increased over the first half reflecting the modest improvement in activity levels and the normal seasonality of the business. Due to the lower levels of spending and change in ordering patterns by the US Incumbent Local Exchange Carriers ("ILECs"), the Service Assurance division's order book declined from $59.2 million (£36.8 million) at the end of 2002 to $44.4 million (£25.0 million) at the end of 2003.

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

        Our customer base for this division remained broadly spread and included some of the largest NEMs and NSPs worldwide. We benefited from the direct sales presence we established in China in 2002 and our increased sales and marketing efforts throughout the rest of Asia. In Europe, a continuing focus on the development and roll-out of DSL networks and services by customers helped sales of our broadband test equipment and we saw encouraging interest in our web applications and security testing products.

        While turnover for the year reduced overall we saw improvements in sales from our web applications and security testing activities and an increase in sales to the government sector. Growth in data traffic continued to drive the need for increased broadband access and our broadband solutions continued to represent the largest part of this division's sales. We believe we were able to capitalize on the trend towards VoIP and launched several new products aimed at this growth area. Interest in IPv6, which provides broader address space for the next phase of the Internet, was also good in 2003 as the technology moved closer to deployment.

        In the wireless sector, we benefited from our acquisition in 2002 of wideband CDMA expertise. During 2003 we launched a wideband CDMA network emulator for testing the interoperability of mobile handsets and networks and a version of our CDMA position location test system to support wideband CDMA. In the CDMA sector, we launched several products in 2003 aimed at testing the performance of mobile data services and enhanced voice services such as "push-to-talk".

Service Assurance

        During 2003 our core customers continued to reduce their overall capital spending and as a result sales were adversely affected with turnover for the division declining 30% to £91.7 million compared with £131.4 million in 2002. While we continued to be a leading supplier of monitoring systems for DSL services, systems for digital leased line services remained the largest part of our Service Assurance business, accounting for approximately half the sales in 2003. Operating profit of £9.4 million for 2003 was down 55% for the year. Return on sales for 2003 fell to 10.3% from 15.8% in 2002. In order to capitalize on potential engineering and customer synergies we transferred our field test business into the Service Assurance division. At the end of the year actions were taken to extend our existing capabilities in the IP services sector.

        During 2003 we expanded our product range with test probes and OSS for next-generation DSL variants which allow higher speed broadband access for the residential and enterprise markets. A number of our existing customers announced the introduction of next-generation IP services and we won initial orders in this market for gigabit Ethernet, virtual local area network and IP virtual private network services. We also extended our product line through the launch of FieldOp™, an operations management solution that integrates service assurance and workforce management capabilities onto a single platform for use in the field.

Network Products

	First half 2003	Second half 2003	2003	2002	Annual change
	(£ millions)%
Turnover	85.9	88.5	174.4	164.7	6
Operating profit before goodwill amortization and exceptional items	8.1	8.6	16.7	15.0	11
Return on sales (%) before goodwill amortization and exceptional items	9.4	9.7	9.6	9.1

        The business delivered a sound performance in 2003 with turnover up 6% at £174.4 million and operating profit up 11% at £16.7 million compared with 2002. Turnover in the second half of 2003 was up 3% which was a positive indicator given that the second half of the year is usually weaker than the first. Return on sales at 9.6% in 2003 was up over the previous year.

        The main improvement in turnover in 2003 over 2002 came from our European automotive sales where we have increased market penetration.

        The automotive sector remained our most important with sales to this market accounting for 34% of turnover in 2003 compared with 30% in 2002. Despite global vehicle production declining modestly year on year, the trend to replace metal parts with plastic and the increasing complexity of electronic systems within cars resulted in more of our products being specified on new vehicle platforms than on their predecessors.

        Our range of automated systems, including "Autotools", continued to generate sales of the high volume consumables they require, such as cable ties and identification labels and markers. We have a broad installed base of these systems at cable and wire harness manufacturers worldwide.

        Sales of our local area network connectivity products were lower in the United Kingdom in 2003 compared with 2002 reflecting the continued decline in the market but we were able to continue to increase sales in the United States. The market for our broadband products remained depressed due to continuing cuts in spending by telecommunications service providers worldwide.

Systems

	First half 2003	Second half 2003	2003	2002	Annual change
	(£ millions)%
Turnover	21.0	25.6	46.6	43.0	8
Operating profit before goodwill amortization and exceptional items	2.5	3.3	5.8	4.4	32
Return on sales (%) before goodwill amortization and exceptional items	11.9	12.9	12.4	10.2

        Figures in the above table relate to PG Drives and the aerospace MRO business only. Businesses divested in 2003 contributed £4.8 million (2002 £35.8 million) of turnover and a £0.3 million operating loss (2002 £0.2 million operating profit).

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

        Product development expenditure was £66.0 million compared with £77.7 million for the year ended December 31, 2002, a decrease of 15%. Product development expenditure represented 14% of turnover in both years. Of the total product development expenditure, £57.8 million was incurred by the Communications group (2002 £66.2 million).

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

Net interest payable and other finance (expense)/income

        Net interest payable reduced from £12.3 million in 2002 to £9.3 million for the year to December 31, 2003. This reduction was principally a result of the reduction in net debt. A charge of £1.5 million arose in connection with the application of FRS 17 "Retirement Benefits".

Exceptional interest expense

        An exceptional interest cost of £16.1 million has been charged in 2003. This charge comprised the make-whole amount and related bank fees of £14.3 million charged in the first half of the year, together with a make-whole amount of £1.8 million accrued in respect of the prepayment of loan notes in February 2004 and negotiated at the end of 2003.

        The cash cost of the exceptional interest expense was £13.7 million in 2003.

Taxation

        The Group's effective tax rate for 2003 was 7.7% compared with 18.3% in 2002 being significantly reduced by a prior year adjustment of £6.0 million recognizing the utilization of losses and the release of provisions. Excluding this the effective tax rate was 27.7%.

        The exceptional tax credit of £1.7 million is in respect of the tax effect of the exceptional items in 2003. In 2002 we reported a net exceptional tax charge of £18.5 million which was principally due to the re-evaluation of the recovery of deferred tax assets under FRS 19. We continued not to recognize deferred tax assets as there was insufficient evidence to support recognition under accounting standards, other than in relation to the pension fund deficit in 2003.

Liquidity and Capital Resources

        The Group's objective is to ensure that there are sufficient sources of funding to meet projected requirements. Its operations are financed through a combination of retained earnings and external financing. Financing is raised principally by the parent company and lent to subsidiaries on commercial terms. Debt is largely sourced from the syndicated bank market and the United States private placement market.

        During 2004 we prepaid a total of $19.4 million (£10.6 million) of our senior notes. Following this $124.8 million (£65.0 million) of notes remained outstanding at December 31, 2004. Our £30 million bank facility had not been drawn on at the end of 2004 at which point we had cash at bank and in hand of £51.7 million. A new £30 million bank facility was put in place in February 2005 and this facility has a 364-day term and a 12 month term-out option. Further details on our senior notes are contained in Note 27 of Notes to the Financial Statements and on our senior notes and bank facility in "Item 10. Additional Information Material Contracts".

        In 2004 we were cash generative in all our operating groups. Operating cash flow for 2004 was down by 12% at £60.3 million compared with £68.2 million in 2003 due largely to the pension payments referred to below.

        Cash flow before disposals, acquisitions and financing, or free cash flow, for 2004 was £23.0 million compared with £38.2 million in 2003. Net capital expenditure increased to £24.8 million as planned compared with net £15.8 million in 2003. We expect capital investment to increase to approximately £

35 million in 2005 due to investments in IT within our Communications group and the expansion of capacity within the Network Products group.

        Net cash payments of tax of £3.1 million were made in 2004 compared with a net inflow of £8.9 million in 2003 when we had the benefit of a carry back of tax losses, principally in the United States.

        In 2004 we made our first additional annual cash contribution of £3.5 million to our defined benefit UK pension plans and we will make a similar contribution to the schemes in the first half of 2005. We also settled the liability of £3.7 million due to Nicholas Brookes, the former Chief Executive of the Company, on his retirement in respect of his unfunded unapproved retirement benefit ("UURB").

        Excluding the make-whole amounts, net interest payments of £7.2 million in 2004 were below the £9.5 million paid in 2003. In 2004 we paid make-whole amounts of £2.3 million, including £1.8 million accrued in 2003, on the prepayment of senior notes compared with £13.7 million paid in 2003.

Off-Balance Sheet Arrangements

        Spirent had no off-balance sheet arrangements, as defined in "Item 5E of Form 20-F", at December 31, 2004.

Contractual Obligations

        The following table summarizes the Group's contractual cash obligations and commitments at December 31, 2004, and the effect such obligations are expected to have on liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(£ millions)
Senior notes	94.8	6.2	15.0	73.6	—
Bank and other loans	3.9	0.4	0.7	2.0	0.8
Finance lease obligations	12.4	1.4	2.4	1.6	7.0
Operating lease obligations	57.0	10.0	16.2	10.1	20.7
UK defined benefit plans (see "Pension Fund" below)	31.5	3.5	7.0	7.0	14.0
Capital commitments	1.0	1.0	—	—	—

Total	200.6	22.5	41.3	94.3	42.5

Pension Fund

        At the end of 2004 the pension liability reduced to £27.0 million (December 31, 2003 £35.2 million), net of deferred taxation of £11.1 million (2003 £13.0 million). The assets in the schemes have increased during the year as a result of the performance of the equity markets and the Company's contribution of £3.5 million to the defined benefit UK pension plans. The Company will make a further contribution of £3.5 million to the defined benefit UK pension plans in the first half of 2005.

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

        We do not enter into instruments to hedge the translation exposures of the operating results or net assets of our overseas subsidiaries since these are accounting, not cash, exposures. However to provide a partial hedge we match, as far as possible, the currency of our borrowings with the currency profile of our operating results and net assets.

        Details of the currencies of borrowings are set out in "Liquidity and Capital Resources" above.

        At December 31, 2004 the balance sheet translation exposure was 61% hedged (2003 61%).

        During 2004 the pound sterling strengthened against the US dollar, the main currency to which we are exposed.

Research and Development

        With our continued commitment to innovation, investment in product development spending for 2004 was £67.3 million (2003 £66.0 million; 2001 £77.7 million) and represents 14% of turnover (2003 14%; 2002 14%).

        In 2004, our Communications group devoted 24% of its turnover to product development, which amounted to £60.4 million (2003 £57.8 million: 2001 £66.2 million). A further £2.8 million (2003 £4.4 million: 2001 £7.9 million) was invested by our Systems group and £4.1 million (2003 £3.8 million; 2002 £3.6 million) was spent by the Network Products group.

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

  •
  Our operating results could be harmed by generally unfavorable economic conditions and a volatile telecommunications market, into which we sell many of our products and services.

  •
  We operate in rapidly changing industries and if we do not keep up with industry and technology trends and continue significant investment in research and development to meet evolving customer needs, our turnover and operating results will suffer.

  •
  Consolidation in the telecommunications industry could have a material adverse effect on our operating results and financial condition if it continues to result in delayed spending on network monitoring equipment and if the consolidated entities either purchase products and services from other sources or use their additional leverage to demand for favorable terms from us.

  •
  Failure to expand and diversify our customer base in some of our businesses could significantly harm our business, operating results and financial condition.

  •
  Increased significant and complex government and accounting regulation, including environmental, health and safety, import/export and IFRS financial reporting, will have an impact on our business.

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

Differences Between UK GAAP and US GAAP

        The accounting policies under which the consolidated financial statements of our group are prepared conform with accounting principles generally accepted in the United Kingdom, or UK GAAP. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of revenue recognition, goodwill, share-based compensation, pension costs, derivative financial instruments, goodwill on businesses sold and deferred taxation. The differences are described in more detail in Note 34 of Notes to the Financial Statements included elsewhere in this annual report. The effect of these differences on profit attributable to shareholders is summarized below:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Profit/(loss) attributable to shareholders in accordance with UK GAAP	16.0	(0.5)	(1,050.7)

Adjustments:
Revenue recognition—deferred revenue	9.9	12.2	(2.1)
—deferred cost	(7.0)	(3.0)	(3.8)

	2.9	9.2	(5.9)
Goodwill and other intangible assets:
Impairment	—	—	158.5
Purchase accounting adjustments	0.4	(0.7)	39.1

	0.4	(0.7)	197.6
Stock-based compensation	(2.6)	(0.9)	0.2
Pension costs	(0.6)	2.2	(2.2)
Profit on disposal	5.0	(1.0)	49.4
Vacation payroll costs	0.8	—	0.5
Derivative financial instruments	0.4	(1.9)	2.1
Income from interests in joint ventures	—	—	0.2
Deferred taxation on above adjustments	2.6	(0.7)	30.9

Total adjustments	8.9	6.2	272.8

Net income/(loss) as adjusted to accord with US GAAP	24.9	5.7	(777.9)

Impact of Recently Issued Accounting Standards Not Yet Adopted

Adoption of International Financial Reporting Standards

        Spirent is required to comply with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU") with effect from January 1, 2005. For the Spirent Group the main areas on which we expect IFRS to make an impact will be the reporting and treatment of goodwill and intangible assets, share-based payments, financial instruments and profit or loss on disposal of operations. The adoption of IFRS will not affect our position under existing borrowing covenants as they are calculated under UK GAAP as it existed at December 31, 2002 nor will IFRS change the cash flow, risk profile or economics of the business going forward.

        Spirent is expecting to report two years of comparative data in accordance with the requirements for US listed companies and as a consequence the IFRS transition date for Spirent will be January 1, 2003 being the start of the earliest period of the comparative information required.

        We discuss below the areas that will be affected by the adoption of IFRS compared with UK GAAP, based on IFRS expected to be in force at December 31, 2005. These are subject to ongoing review and endorsement by the EU and interpretive guidance by the International Accounting Standards Board (IASB) and are therefore still subject to change. All information provided below is for illustrative purposes only and is subject to further management review and external audit.

        IFRS 3 "Business Combinations" prohibits amortization of goodwill and requires that it be carried at cost with impairment reviews undertaken annually or when indicators of impairment exist. The Spirent Group did not make any major acquisitions in either the 2003 or 2004 accounting periods and we will apply IFRS 3 prospectively from the transition date. Goodwill amortization charged under UK GAAP for 2003 and 2004 was £9.7 million and £9.1 million, respectively, and these charges will be reversed in the restatements under IFRS.

        In accordance with IFRS 2 "Share-based Payment" a charge will be recognized for the fair value of employee stock options granted. The fair value will be calculated using a binomial model and will include all options granted since November 7, 2002 which are not vested at January 1, 2005 as allowed by the standard. The charge, which does not affect cash flow, will consequently build up over time. It is expected to be minimal for 2003 and in the region of £5 million for 2004.

        IAS 19 "Employee Benefits" permits a number of different approaches for the accounting treatment of defined benefit pension plans. Spirent expects to adopt the approach which is similar to the UK standard Financial Reporting Standard ("FRS") 17 "Retirement Benefits". Spirent adopted FRS 17 for UK GAAP reporting in 2003.

        Spirent will apply IAS 32 and 39 "Financial Instruments" prospectively, that is with effect from January 1, 2005, and hence no adjustments for financial instruments will be required in the profit and loss restatements for 2003 and 2004. The principles of IAS 39 require that financial instruments be measured at fair value. Spirent uses derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates. In general the number and fair value adjustments of these transactions is relatively small and we would therefore not anticipate a significant effect on our results in respect of IAS 39 unless our activity in such instruments increases.

        Goodwill written off to reserves and arising prior to January 1, 1998, which is reinstated under UK GAAP, is not reinstated in the calculation of the profit or loss on disposal of subsidiaries under IFRS. Furthermore, IAS 21 "The Effects of Changes in Foreign Exchange Rates" requires the cumulative exchange differences on foreign operations to be included in the calculation of profit or loss on disposal. These combined requirements will increase the profit reported on our disposals in 2003 by £5.0 million to £8.6 million and restate the loss reported in 2004 by £4.9 million to a profit of £4.0 million.

        There will be other less significant differences between IFRS and UK GAAP and some changes to the presentation of our financial results required as a result of the restatements under IFRS.

        We expect the net effect of the above adjustments will be to increase the reported level of earnings in respect of the 2003 and 2004 financial years under IFRS compared with UK GAAP. This is principally because the reversal of the goodwill amortization charge and the adjustment in respect of the profit or loss on disposals (both excluded for headline earnings calculations, in any event) will exceed the share-based compensation charge arising under IFRS 2, the latter being a non-cash item.

US GAAP

SFAS 123 (R) Share-Based Payment

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) "Share-Based Payment", which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS 123(R) is similar to SFAS 123 in that they both require all share-based payments to employees to be recognized in the income statement based on their fair values. The pro forma disclosure and the use of intrinsic values allowed by SFAS 123 are no longer alternatives. Statement SFAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow.

        SFAS 123(R) must be adopted no later than January 1, 2006. The impact of applying this standard is not expected to be materially different from the disclosures provided in Note 34 of Notes to the Financial Statements in respect of SFAS 123.

SFAS 153 Exchanges of Non-monetary Assets

        In December 2004 the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets" as an amendment to APB Opinion No. 29 "Accounting for Non-monetary Transactions".

        The guidance in the APB Opinion is based on the principle that exchanges on non-monetary assets should be measured based on fair value of the assets exchanged, with certain exceptions. SFAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance.

        SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and unless there is a non-monetary exchange of assets it will have no effect.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Date of birth	Position
John P. Weston CBE(2)(3)	8.16.51	Chairman of the Board; Non-Executive
Anders Gustafsson (3)	6.30.60	Chief Executive
Eric G. Hutchinson	5.31.55	Finance Director
Marcus Beresford CBE(1)(2)(3)	5.15.42	Non-Executive
Frederick D'Alessio(2)(3)	1.4.49	Non-Executive
Göran Ennerfelt(3)	3.6.40	Non-Executive
Andrew F. Given(1)(2)(3)	11.14.47	Non-Executive
Kurt R. Hellström(2)(3)	12.12.43	Non-Executive
James A. D. Wyness(1)(2)(3)	8.27.37	Non-Executive

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

        Non-Executive Directors are appointed for an initial three year term of office upon expiry of which the Board will consider renewal of appointment. In accordance with Spirent's Articles of Association, all directors are subject to election by shareholders at the first Annual General Meeting of the Company after their appointment and to re-election by shareholders thereafter at intervals of no more than three years. Any Non-Executive Director who has served more than nine years will also be subject to re-election at each Annual General Meeting subsequent to their ninth year of service. Executive Directors and members of senior management do not have fixed terms of office (see "Executive Directors' Service Contracts" below).

        John P. Weston CBE was appointed Non-Executive Chairman of Spirent in November 2002 and is also Chairman of the Nomination Committee and a member of the Remuneration Committee. He was Chief Executive of BAE SYSTEMS from 1998 to 2002. During his tenure the business grew from an organization located mainly in the United Kingdom to an international group with multi-billion pound sales. He joined British Aircraft Corporation, later British Aerospace, in 1970 and by 1992 had been appointed Group Managing Director of British Aerospace Defence Businesses. He is also Chairman of Acra Controls, a small Dublin based company, Inbis plc, a design engineering consultancy, and learndirect—the University for Industry. He was awarded the CBE in 1993, is a member of the President's Committee of the CBI, Chairman of the European Group of the CBI, a lifetime Vice President of the Royal United Services Institute, a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Aeronautical Society, a Fellow of the Royal Society for Science, Arts and Commerce, a Companion of the Institute of Management and a Freeman of the City of London. He was educated at Kings School, Worcester and has an engineering degree from Trinity Hall, Cambridge. His term of office will expire on November 7, 2005.

        Anders Gustafsson was appointed Chief Executive in August 2004 and is a member of the Nomination Committee. Prior to joining Spirent he was the Senior Executive Vice President—Global Business Operations of Tellabs, Inc., a leading US network equipment manufacturer. Between August 2002 and February 2004 he served as President of Tellabs International having been President of Global Sales from November 2000 to August 2002. He first joined Tellabs in June 2000 as Vice President and General Manager of the Tellabs EMEA sales region based in the UK, a position he held until November 2000. Prior to joining Tellabs he spent eight years at Motorola, Inc. in senior sales and management positions within the company's mobile infrastructure business in Europe and Asia. He has an MBA from the Harvard Graduate School of Business and an MSc in electrical engineering from

Chalmers University of Technology, Sweden. He was also awarded a Fulbright Scholarship and studied at the University of Massachusetts.

        Eric G. Hutchinson was appointed Finance Director in 2000. He joined Spirent in 1983 and was appointed Chief Accountant in 1987. In 1997, he was appointed Head of Corporate Accounting with responsibility for all financial reporting and control within Spirent. He is also a non-executive director and Chairman of the audit committee of Trifast plc. He gained a BA with honors from Leicester University and undertook postgraduate research in Contemporary History at Trinity College, Oxford. He is a Fellow of the Chartered Association of Certified Accountants.

        Marcus Beresford CBE was appointed to the Board in 1999 and is Chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees. He was the Chief Executive of GKN plc from 2001 to 2002 and has over 30 years' managerial experience in the automotive and electronic industries. He is also non-executive Chairman of Ricardo plc, a director of the Engineering Technology Board and a non-executive director of Cobham plc. He graduated with a MA Mech. Sc. from St Johns College, Cambridge and is a Fellow of the Institute of Electrical Engineers. His term of office will expire at the conclusion of Spirent's Annual General Meeting to be held in 2008.

        Frederick D'Alessio was appointed to the Board in January 2004 and is a member of the Nomination and Remuneration Committees and has over 30 years' experience in the telecommunications industry, most recently holding the position of President of Advanced Services at Verizon Communications Inc. Since 2002 he has been a general partner and founder of Capitol Management Partners, a consultancy for early stage communications companies, and currently sits on the boards of SS8 Networks, Inc., Aware, Inc., Hatteras Networks, Inc. and Network Equipment Technologies, Inc. He holds an MBA from the Rutgers University, New Jersey, a MS in Engineering and a BS in Electrical Engineering both from the New Jersey Institute of Technology. His term of office will expire on January 26, 2007.

        Göran Ennerfelt was appointed to the Board in 2000 following completion by the Company of the acquisition of Hekimian Laboratories Inc. He is a member of the Nomination Committee. He became President and Chief Executive Officer of Axel Johnson AB, a member of the Axel Johnson Group (as was Hekimian Laboratories Inc. before its acquisition) in 1979 having joined the company in 1966. He is Chairman of the Swedish Federation of Trade and the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He is Vice Chairman of the Confederation of Swedish Enterprise, as well as a director of Svenska Handelsbanken and the Swedish National Committee of the International Chamber of Commerce. His term of office will expire on December 19, 2006.

        Andrew F. Given was appointed to the Board in 2003 and is the Chairman of the Audit Committee and a member of the Nomination and Remuneration Committees. He was formerly Deputy Chief Executive of Logica plc having previously served as Group Finance Director. He has substantial experience of international high technology markets and companies, particularly in telecommunications. He is also the senior independent non-executive director and Chairman of the audit committees of both VT Group plc and Spectris plc. He holds a Philosophy, Politics and Economics degree from Oxford University. His term of office will expire on October 9, 2006.

        Kurt R. Hellström was appointed to the Board in December 2004 and is a member of the Remuneration and Nomination Committees. He was formerly President and Chief Executive Officer of Ericsson (Telefonaktiebolaget LM Ericsson), having held a number of senior posts at the company over the last 20 years. He is also a member of the board of directors of Atlas Copco AB, Bharti Tele-Ventures Limited, Kineto Wireless and Gemplus International S.A. He holds Masters Degrees in Electronics from the Royal Institute of Technology in Stockholm and in Business Management from the Stockholm School of Economics. His term of office will expire on December 9, 2007.

        James A. D. Wyness was appointed to the Board in 1979 and was appointed as the senior independent Non-Executive Director in 1999. He is a member of the Audit, Remuneration and Nomination Committees. He was previously Managing Partner then Senior Partner of Linklaters, one of our legal advisers in the United Kingdom, from which he retired in 1997. He is a non-executive director and was formerly Chairman of Saracens Limited. He graduated MA LLB in law from Cambridge University and is a member of The Law Society. His term of office will expire at the conclusion of the Company's Annual General Meeting to be held in 2006.

        During the year ended December 31, 2004, Nicholas Brookes retired from the Board and My Chung resigned from the Board. Richard Moley retired from the Board on May 4, 2005.

Senior Management

        The Executive Directors are supported by a team of senior management who are responsible for assisting in the development and achievement of the Group's corporate strategy, business plans, budgets and for reviewing operational and financial performance. The team, together with the Executive Directors, are responsible for agreeing and monitoring policies and other matters not reserved for the Board. We consider our senior management to be those persons listed in the table below. The names of these persons, their dates of birth and their positions with us, are:

Name	Date of birth	Position
Anders Gustafsson	6.30.60	Chief Executive
William J. Burns	7.24.67	President, Service Assurance—Broadband, Spirent Communications
R. Hal Chenhall	4.8.53	Managing Director, PG Drives Technology
Paul R. Eardley	9.13.60	Company Secretary and General Counsel
Joanne G. Herbets	1.2.58	Senior Vice President, Human Resources, Spirent plc
Eric G. Hutchinson	5.31.55	Finance Director
W. Barry Phelps	3.7.47	President, Performance Analysis—Broadband, Spirent Communications
Stephen J. Salmon	8.16.49	Group President, Network Products
Charles W. Simmons	12.9.56	President, Performance Analysis—Wireless & Positioning
Geoffrey P. L. Zeidler	12.23.62	Senior Vice President of Strategy and Business Development

        Biographical information for Anders Gustafsson and Eric Hutchinson has been provided above, as they are also members of our Board. None of these individuals has a fixed term of office.

        William J. Burns was appointed to his position in November 2004. He is responsible for the globalization, growth and strategic direction of the Service Assurance division of Spirent Communications. Prior to joining Spirent, he was the Senior Vice President of Global Marketing, Strategy and Business Development of Tellabs, Inc, a leading US network equipment manufacturer. He joined Tellabs in 1987 where he has held several senior sales management and sales engineering positions. He holds a bachelors degree in business administration, with a specialization in engineering, from College Misericordia, Pennsylvania and an MBA from Temple University, Pennsylvania.

        R. Hal Chenhall joined Spirent in 1994 as Managing Director of PG Drives Technology. Since then he has focused on driving the growth of this company. For the 15 years prior to joining Spirent, he held sales and marketing management positions in high technology companies including Gould Instruments, Wavetek, Datron and Racal Milgo. He holds an MA in Engineering from Cambridge University.

        Paul R. Eardley was appointed Company Secretary in 2001. He joined Spirent as Company Lawyer in 1998. He was appointed General Counsel in 2001. Prior to joining Spirent, he spent five years as a partner in the law firm DLA and before that six years with the law firm Linklaters. He holds a LLB with honors from the University of Manchester and is a solicitor.

        Joanne G. Herbets joined Spirent in 2002. She oversees the organizational development, recruiting, compensation and benefits and employee relations principally for Spirent Communications. Prior to joining Spirent, she was a Senior Vice President at Visual Networks, Inc. and was responsible for all Human Resources functions. Previously, she served as Manager, Director and Vice President of Personnel at Telecommunications Techniques Corporation, with responsibility for Human Resource activity for three product divisions and a global sales force. She holds a Bachelors Degree in Business from Temple University. She also received her MBA from Temple University with a major in Organizational Development.

        W. Barry Phelps joined Spirent in 1999, following its acquisition of Netcom Systems, Inc. He was promoted to President, Telecom Test Division (now known as Performance Analysis) in 2000, he became Executive Vice President in 2002 and then President, Performance Analysis—Broadband, Spirent Communications in April 2003. He is also actively involved in corporate initiatives that enhance the development and implementation of the overall vision and strategy for Spirent Communications. He has over 30 years of experience in financial and business management for high technology companies. Prior to his position as Division President, he was President and Chief Executive Officer of Netcom Systems, and Chairman and Chief Executive Officer of MICOM Communications. He holds a BSc in Mathematics from St. Lawrence University and an MBA from the University of Rochester, N.Y.

        Stephen J. Salmon joined the Group in 1973 as Special Projects Accountant. In 1985 he was promoted to Group Financial Controller and became a Group General Manager in 1995. In 1997 he became Group President, Cable Management (now Network Products), holding responsibility for the Network Products businesses worldwide. Having qualified as a chartered accountant at 21, he joined Courtaulds in 1970, where he worked until he joined the Group.

        Charles W. Simmons joined Spirent in 1995 when Telecom Analysis Systems, Inc ("TAS") was acquired by Spirent. He co-founded TAS in 1984, and over time, acted as VP of Engineering, VP of Operations, and became President in 1998. In 2002 he became President of Spirent Communications Performance Analysis—Wireless. In 2004, he was appointed President of Spirent Communications Performance Analysis—Wireless & Positioning. He has over 25 years of experience in engineering, manufacturing and general business management in the telecommunication industry. Prior to 1984, he was a Member of Technical Staff and later a Group Supervisor at AT&T Bell Labs. He holds bachelor's degrees in Physics from Morehouse College, electrical engineering from the Georgia Institute of Technology and a master's degree in electrical engineering from Stanford University.

        Geoffrey P. L. Zeidler was appointed Senior Vice President of Strategy and Business Development for Spirent plc in 2004, having previously been President, Europe for Spirent Communications since 2000. He is responsible for the long term strategic direction and development of Spirent. He joined us in 1997 in the position of Director of Business Development. Previously he was a Director of Corporate Finance at Robert Fleming & Co., leading the technology and industry specialist team. Mr. Zeidler has both a MA and a MSc in Manufacturing Engineering from Cambridge University.

        During the year ended December 31, 2004, James H. Schleckser (who was one of our senior managers) resigned from the Company.

The Board of Directors and Committees of the Board

        The Board comprises a Non-Executive Chairman, six further Non-Executive Directors and two Executive Directors. The roles of Chairman and Chief Executive are separate with a clear division of responsibility between them which is set out in writing and agreed by the Board.

        The size, balance and composition of the Board supports the Board's role, which is to determine the long term direction and strategy of the Group, create value for shareholders, monitor the achievement of business objectives, ensure that good corporate governance is practiced and to ensure that the Group meets its other responsibilities to its shareholders, customers and other stakeholders. The Board is also responsible for ensuring that appropriate processes are in place in respect of succession planning for appointments to the Board and to senior management positions.

        The Non-Executive Directors (each appointed for an initial three year term) have a wide range of skills and experience which helps to ensure that independent judgement is exercised on issues such as strategy and performance and also that a proper balance of power is maintained for full and effective control. The Non-Executive Directors (in particular the Chairman) devote sufficient time and attention as necessary in order to perform their duties. Other professional commitments of the Non-Executive Directors are provided in their biographies (see above).

        The Board requires that all Non-Executive Directors are independent in character and judgement and the independence of each director is reviewed at least annually. As Göran Ennerfelt has a material notifiable interest in the share capital of the Company (see "Item 7. Major Shareholders and Related Party Transactions"), the Board has concluded that he is not to be considered as independent of the management of the Company.

        The Board has appointed James Wyness as the senior independent director. The senior independent director is available to meet with shareholders upon request if they have concerns which contact through the normal channels of the Chairman or Executive Directors has failed to resolve, or for which such contact is inappropriate.

        It is the policy of the Board to hold at least six Board meetings a year, including a meeting to review and approve long term strategy. There were 10 Board meetings during 2004. Full attendance of the Board is expected at meetings and in 2004 all directors attended except for the following absences: Nicholas Brookes (1), My Chung (3), Marcus Beresford (2), Frederick D'Alessio (2), Göran Ennerfelt (5), Richard Moley (1) and James Wyness (1). The reasons for the absences were due to either unavoidable changes in the Board meeting calendar at short notice, the director being ill or the director having to be elsewhere for other urgent business. Where the director was absent, full documentation for the meeting was issued and briefings were provided as appropriate.

        A schedule of matters specifically reserved for the Board's decision has been adopted whilst certain other responsibilities have been delegated to four standing Committees with clearly defined terms of reference which, together with the composition of each Committee, are reviewed annually. Each Committee is provided with sufficient resources so that it may undertake its duties. The terms of reference for the Audit, Remuneration and Nomination Committees are available upon request to the Company Secretary and are also available on the Company's website (www.spirent.com).

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

        The Board has established a process to evaluate the performance of the Board, its Committees and individual directors. The evaluation process includes self-assessment by the Board together with the assistance of an external adviser. Key processes include assessments of the:

  •
  relevant contribution of the Board, each Committee, each director and the overall composition of the Board;

  •
  effectiveness of the leadership of the Company Chairman;

  •
  effectiveness of relationships and communications with key management; and

  •
  quality of information provided to the Board to enable it to perform its duties.

        Key outputs of the process are used to further improve areas which are working well and to address any weaknesses.

        In addition to the evaluation process, the Chairman holds regular meetings with the other Non-Executives at which Executive Directors are not present. The senior independent director also holds, at least annually, a meeting of the other Non-Executives at which the Chairman is not present to appraise the Chairman's performance.

        We have arranged insurance cover in respect of legal action against our Directors and certain other officers. The Directors also have access to the advice and services of the Company Secretary (and if necessary, access to further independent advice, at our expense), who advises the Board and its Committees in respect of their procedures, Directors' duties and responsibilities, corporate governance and all compliance matters. The appointment and removal of the Company Secretary is a matter reserved to the Board.

        Our Articles of Association require that all Directors seek election by shareholders at the first Annual General Meeting following their appointment. They also require that all Directors seek re-election at least every three years.

        Our Acquisitions and Divestments Committee is comprised of Anders Gustafsson (Chairman) and Eric Hutchinson and any two Non-Executive Directors. The Committee is primarily concerned with the evaluation and approval of any acquisitions and divestments delegated to it by the Board.

        Our Audit Committee is comprised of Andrew Given (Chairman), Marcus Beresford and James Wyness. Andrew Given is the Audit Committee member with recent, significant and relevant financial experience.

        During 2004, the Audit Committee held five meetings and there was full attendance by Audit Committee members with the exception of Marcus Beresford who was absent for one meeting. At all meetings the external auditors, the Chief Executive, the Finance Director, the Head of Internal Control and the Head of Financial Reporting are in attendance. Other Directors who are not members may attend at the invitation of the Audit Committee Chairman. The Audit Committee also meets with the external auditors in private for part of each meeting.

        The Audit Committee reviews all published accounts and post audit findings before their presentation to the Board, focusing in particular on accounting policies, compliance, management judgement and estimates. It also monitors our internal control and risk management regime (including the effectiveness of the internal audit function) and financial reporting. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

        Our Audit Committee also advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both audit and non-audit work. Our Audit Committee has adopted a policy which prohibits certain types of non-audit work that may be performed by our auditors, particularly where auditor objectivity and independence would be at risk. Other non-audit work which may be provided by our auditor is put to tender where considered appropriate. Prior to any non-audit work being awarded to our auditors, consideration is also given to costs, quality of service and efficiency. Our Audit Committee also assesses the overall objectivity of our auditors' services so that an independent professional relationship is maintained. Details of the auditors' remuneration for 2004 appear in Note 5 of Notes to the Financial Statements.

        Our Nomination Committee is comprised of John Weston (Chairman), all the Non-Executive Directors and Anders Gustafsson and meets at least once a year. During 2004, the Nomination Committee held two meetings at which there was full attendance by Nomination Committee members with the exception of Nicholas Brookes, Frederick D'Alessio, Göran Ennerfelt, Andrew Given, Richard Moley and James Wyness, each of whom was absent for one meeting. Our Nomination Committee is responsible for reviewing the composition and structure of our Board and for identifying and recommending candidates for Executive and Non-Executive positions, based on the required role and capabilities which have been specified for the appointment. Executive search consultants are used by our Nomination Committee to assist this process as appropriate.

        Our Remuneration Committee is comprised of Marcus Beresford (Chairman), and the other independent Non-Executive Directors, that is Frederick D'Alessio, Andrew Given, Kurt Hellström, John Weston, and James Wyness. During 2004, our Remuneration Committee held six meetings and there was full attendance by Remuneration Committee members with the exception of Marcus Beresford and Frederick D'Alessio, each of whom was absent for one meeting. Other Directors who are not members may attend at the invitation of the Committee Chairman.

        Our Remuneration Committee has delegated responsibility for setting remuneration for all Executive Directors and our Chairman. In addition, the Remuneration Committee is responsible on behalf of the Board for monitoring and managing shareholder dilution arising from share incentive plans. Our Board is responsible for setting the remuneration of the Non-Executive Directors. No director is involved in determining his own remuneration.

United States Corporate Governance Compliance

        We have our primary listing on the London Stock Exchange. As we have a secondary listing on the New York Stock Exchange ("NYSE"), we are subject to certain United States legislation. Following the introduction of the Sarbanes-Oxley Act of 2002 in the United States, the NYSE introduced new corporate governance standards. Companies which do not have their primary listing on the NYSE (such as Spirent) are generally permitted to follow home country practice (that is the United Kingdom Listing Rules and the Combined Code on Corporate Governance) in lieu of NYSE's standards. Generally, NYSE's corporate governance standards do not vary significantly from those adopted in the United Kingdom, however, NYSE rules require any such significant variances to be disclosed. Following a review of the NYSE corporate governance standards, the following are considered significant variances to United Kingdom home country practice:

  •
  NYSE rules provide that nomination committees should consist entirely of independent directors. Our Nomination Committee (whose constitution is in accordance with the Combined Code on Corporate Governance) includes Anders Gustafsson and Göran Ennerfelt, neither of whom are independent;

  •
  NYSE rules provide that nomination/corporate governance committees are responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. Spirent, however, reserves these responsibilities for the whole Board (in accordance with the Combined Code on Corporate Governance); and

  •
  NYSE rules require audit committees to be directly responsible for the appointment and retention of the Company's external auditor. Spirent's Audit Committee (in accordance with the Combined Code on Corporate Governance), however, is responsible for making recommendations to the Board on the appointment and retention of the auditor.

        In accordance with NYSE requirements, the above summary of significant variances in corporate governance practices can be found on our website at www.spirent.com/corporategovernance. See Items 16A, 16B, 16C and 16D for further information relating to corporate governance matters.

Compensation of Directors and Senior Management

        Our administrative, supervisory and management personnel consists of the same group of people we refer to as our senior management.

        The aggregate compensation paid, including benefits in kind, by us and our subsidiaries to all 21 persons who were members of our Board and senior management during the year ended December 31, 2004, as a group, for services in all capacities for that year, totaled £5.1 million.

        The total amounts set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the members of our Board and senior management were £0.8 million. This amount excludes a £3.7 million payment made in 2004 to Nicholas Brookes in respect of his pension entitlement (see "Executive Directors' Pensions" below).

        The following table sets forth the total compensation for 2004 of each of our directors holding office during the year.

	Remuneration and fees	Benefits	Bonus	Total
	(£ thousands)
Executive Directors(1)
N. Brookes	250.1	22.1	23.3	295.5
M. Chung(2)	337.0	16.9	90.0	443.9
A. Gustafsson	183.3	117.0	283.3	583.6
E. Hutchinson	270.5	20.3	294.9	585.7
Non-Executive Directors(1)
M. Beresford	37.0	—	—	37.0
F. D'Alessio	32.6	—	—	32.6
G. Ennerfelt	30.0	—	—	30.0
A. Given	37.0	—	—	37.0
K. Hellström	1.9	—	—	1.9
R. Moley	35.0	—	—	35.0
J. Weston	150.0	—	—	150.0
J. Wyness	37.0	—	—	37.0

(1)
The figures relate to the period of each director's Board membership. Frederick D'Alessio, Anders Gustafsson and Kurt Hellström were appointed to the Board in January 2004, August 2004 and December 2004, respectively. Nicholas Brookes retired and My Chung resigned as directors in June 2004 and September 2004, respectively.

(2)
My Chung resigned as a director of the Company in September 2004 and received his annual base salary in US dollars (2004: $370,000 per annum). An average exchange rate of £1 = $1.83 was used in respect of 2004 remuneration. 2004 salary relates to base salary of £134,800 for the period until his resignation from the Board plus £202,200, being the equivalent of 12 months' salary in accordance with the termination provisions of his service contract.

        Further information on the compensation of Directors for 2004 is provided in Note 10 of Notes to the Financial Statements.

Executive Directors' Remuneration Policy

        The Company's remuneration policy, which has not changed during 2004 and will apply for 2005, is to:

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

        The Remuneration Committee has developed remuneration packages that fit this policy on an integrated and total reward basis. This is achieved by providing base salary plus benefits, pension benefits, an annual short term incentive bonus and discretionary awards under our share incentive plans, the latter two elements of which are performance-related. In normal circumstances, it is the Remuneration Committee's policy that at least 50% of an Executive Director's target total annual remuneration package is based on performance-related elements. The recent history of our share price volatility and its consequent impact on the "value" of the long term incentive component of the total remuneration package means in practice that the actual balance of performance versus non-performance elements can vary from year to year.

        The Remuneration Committee continues to monitor and review the level and constituent elements of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any significant proposed changes.

Executive Directors' Base Salary and Benefits

        The level of base salary is reviewed and established annually by reference to both the performance and responsibilities of the individual and prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Committee is mindful of and sensitive to other relevant matters, especially regarding employees' pay and employment conditions elsewhere in the Group. For 2004, Eric Hutchinson and My Chung were awarded increases in annual base salary of £20,000 and $20,000, respectively, bringing their total annual base salary to £270,000 and $370,000, respectively. My Chung left the Company by mutual agreement and resigned as a director in September 2004. Nicholas Brookes retired as a director of the Company in June 2004, however, no base salary increase was awarded to him during 2004 prior to his retirement.

        Pension and other benefits take into account competitor practice in the home country of each executive. Benefits can include a company car or car allowance, healthcare, disability and life insurance coverage.

Executive Directors' Annual and Other Incentive Bonus Schemes

        The Remuneration Committee reviews annual incentive bonus scheme targets and performance conditions each year to incentivize executives to meet the short-term strategic objectives of the Company.

        In respect of 2004, Eric Hutchinson participated in an annual scheme which, consistent with United Kingdom market practice and levels, was structured around a formula providing for an on-target performance bonus of 50% of base salary with a maximum of 100% of base salary for exceptional performance. Performance was measured against targets in the Company's headline earnings per share (EPS) and cash flow, accounting for 80% and 20% of any bonus, respectively. During 2004, he earned an annual bonus of £270,000, equivalent to 100% of base salary.

        The Remuneration Committee also awarded Eric Hutchinson an additional payment of £14,167 in respect of his additional duties as acting Chief Executive for the interim period between the retirement of Nicholas Brookes and the appointment of Anders Gustafsson.

        Anders Gustafsson was appointed Chief Executive in August 2004 and participated in the same annual bonus arrangements as Eric Hutchinson on a pro-rata basis for the year. He was entitled to a guaranteed minimum on-target performance bonus (pro-rated for the year) in respect of 2004. He earned an annual bonus of £183,300, equivalent to 100% of base salary pro-rated for the year.

        As part of his joining arrangements, and in order to provide one time only compensation for the loss of certain benefits from his previous position, Anders Gustafsson received other awards. He received a conditional award of Spirent shares to a value of £100,000 upon his appointment. The shares will be held in a trust for three years (see "Shares Held by Directors and Senior Management" for more information). He was also awarded a signing bonus of £100,000 upon his appointment. The signing bonus is repayable to the Company if his employment terminates before the first anniversary for any reason other than death, disability or certain other events.

        My Chung (who was based in the United States) resigned as a director in September 2004 and participated in an annual bonus scheme which was apportioned pro rata until the date of his resignation. Consistent with United States market practice and levels, for 2004 he had a target bonus opportunity of 50% with a maximum opportunity of 200% of salary for exceptional performance. Performance was measured against profit targets and cash generation targets for the Communications group, accounting for 80% and 20% of any bonus, respectively. He earned an annual bonus of $123,333 (£67,395 using an exchange rate of £1 = $1.83), which was equivalent to 50% of base salary pro-rated for the period he served as a director during 2004.

        Nicholas Brookes did not participate in an annual bonus plan in respect of 2004.

Executive Directors' Pensions

        Eric Hutchinson participates in the non-contributory funded senior executive level of the Spirent Group Staff Pension and Life Assurance Plan (the "Staff Plan"). This defined benefit arrangement will provide him at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to Inland Revenue limits and other statutory conditions. It also provides for dependants' pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

        Nicholas Brookes, who retired in June 2004, also participated in the Staff Plan up until his retirement. The Company undertook to Nicholas Brookes, whose salary for approved pension purposes under the Staff Plan was capped by the provisions of the United Kingdom Finance Act 1989 (£99,000 and £102,000 for the tax years 2003/2004 and 2004/2005, respectively), that his benefit entitlements shall be as if the cap did not apply.

        We had a contractual liability, as disclosed in previous annual reports and elsewhere herein, to pay Nicholas Brookes an unfunded unapproved retirement benefit ("UURB") which was agreed upon when he joined the Company in 1995. It was agreed to commute all of his pension entitlement under the UURB in exchange for a lump sum payment of £3.7 million in cash, which was paid to him upon his retirement.

        Anders Gustafsson is entitled to receive from the Company a pension contribution of 30% of basic salary. Subject to statutory limits, we make approved contributions into the executive section of the Spirent Retirement Cash and Life Assurance Plan (the "Cash Plan"). The Executive section of the Cash Plan is non-contributory and provides benefits on a defined contribution basis. Contributions to the Cash Plan are held in an individual account and invested in accordance with member elections. The Cash Plan provides for a dependant's pension and a cash lump sum on death in service. In respect of those contributions which are not paid into the Cash Plan, the Company has established an UURB on a defined contribution basis and the UURB balance is credited with interest.

        My Chung participated in the Spirent International Inc Retirement and Profit Share Plan, a defined contribution plan approved under section 401(k) of the United States Internal Revenue Code (the "IR Code"). The Company made matching contributions of up to 2% and was permitted to make discretionary profit sharing contributions of up to 8% of the maximum compensation permitted for these purposes under the IR Code. Under the IR Code, the maximum annual amount of an employee's compensation that can be taken into account in determining the employer's contribution is $205,000 in respect of 2004. The normal retirement age under this plan is 65 and, consistent with local practice, bonuses were pensionable for all participating United States employees, including My Chung.

        During 2004, the Remuneration Committee conducted a review of United Kingdom executive pension provisions in light of the United Kingdom Government's tax simplification changes, which are expected to come into effect in April 2006. The Remuneration Committee concluded, as a principle, that it would not be appropriate for the Company to provide additional compensation to executives who would be adversely affected. In respect of existing members of the Company's defined benefit arrangements, the Committee has concluded that no material changes will be made to existing arrangements. In determining arrangements for Anders Gustafsson, the implications of the tax simplification changes were taken into account as part of the Committee's deliberations on an appropriate remuneration package when he joined the Company.

        Details of the pensions earned by the United Kingdom executives during the year under the Staff Plan are given in Note 10 of Notes to the Financial Statements.

Executive Directors' Medium and Long Term Incentive Plans

        The Remuneration Committee approves the grant of all options under the Executive Share Option Scheme ("ESOS"), the Spirent Stock Incentive Plan ("SSIP") and the Spirent Employee Incentive Plan 2005 ("EIP") in which Executive Directors participate (see below). The SSIP was formerly known as the Spirent Stock Option Plan. All grants are subject to prior satisfactory individual performance and grant amounts vary with the individual's potential impact on longer term business results.

        The executives are also eligible to participate in the Company's all employee share plans either in the United Kingdom or in the United States, as appropriate. Further details are provided in Note 30 of Notes to the Financial Statements.

Executive Share Option Scheme

        As stated in a circular to shareholders dated June 2, 2004 regarding an Extraordinary General Meeting, authority for granting further options under the ESOS expires during 2005 and no further annual grants will be made under the ESOS prior to to its expiry. The EIP has now replaced the ESOS, however, awards made under the ESOS remain outstanding until they are either exercised or lapse.

        All Executive Directors who served during 2004 participated in the ESOS. All ESOS grants made after May 11, 2000 to Executive Directors are subject to enhanced performance conditions on exercise. The performance conditions require our headline EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for

100% option vesting), with a sliding scale between these points. In addition, performance testing over the 10 year option term is measured from a base point fixed at the date of grant. Performance will be tested on the third anniversary of grant and, if the target conditions at that time have not yet been met in full, performance will be tested again on the fourth and fifth anniversaries of grant only, with the performance hurdle being increased in proportion to the extended period.

        The current scheme allows Executive Directors to receive annual awards of options up to three times base salary, however, in determining any award the Remuneration Committee will have regards to prevailing relevant circumstances.

        ESOS grants made before May 11, 2000 to Executive Directors are subject to a performance condition which was in line with prevailing market practice at that time. The performance condition on exercise is that, over a period of three consecutive financial years, there has been an increase in our headline EPS which is at least 6% more than the increase in the Retail Price Index over the same period. The same performance condition is tested on the third anniversary of grant and, if the performance condition has not been met at that time, at each subsequent anniversary of grant until the expiry of the option (on the tenth anniversary of grant).

Spirent Employee Incentive Plan 2005

        The EIP was approved by shareholders at an Extraordinary General Meeting of the Company held on May 4, 2005. Executive Directors may participate in the EIP, however as at May 4, 2005 (the last practicable date prior to the publication of this document), no awards had been made under the EIP. Under the EIP, the Company may grant both options (the exercise of which will be subject to challenging EPS criteria) and performance shares (the vesting of which will be subject to challenging total shareholder return ("TSR") criteria).

        In normal circumstances, options under the EIP will vest three years following grant provided the Company's "real" (i.e. after excluding inflation) EPS growth targets have been met over the three year performance period. The growth targets require that our real EPS increases within a range of 6% per annum (for 25% vesting) and 15% per annum (for 100% vesting) over the performance period, with a sliding scale between these points. In exceptional circumstances (i.e. to facilitate strategic recruitment or retention), option awards with a face value of up to 300% salary may be made under the EIP. If option awards are made in excess of 250% of salary, vesting of awards above this level will occur only if our real EPS growth is between 15% per annum and 20% per annum over the performance period. Performance in respect of any award will be tested once, on or shortly following the third anniversary of grant and any part of the award which does not fully vest will lapse (there will be no opportunity for retesting).

        In respect of the performance shares, the Remuneration Committee has selected a comparator group which consists of the 30 largest companies by market capitalization in the FTSE TechMARK 100 index, excluding those TechMARK companies who are also constituents of the FTSE100 at the commencement of the performance period. The FTSE TechMARK comprises companies listed in the United Kingdom operating in the technology sector and the FTSE 100 comprises the largest 100 United Kingdom companies listed in the United Kingdom. The Remuneration Committee considers the selected comparator group provides a suitable benchmark for Spirent's TSR. In normal circumstances, performance shares under the EIP will vest three years following grant provided our TSR targets have been met over the three year performance period. The performance conditions require our TSR to be between the median of the comparator group (for 30% vesting) and the upper quartile of the comparator group (for 100% cent vesting) over the performance period, with a sliding scale between these points. Performance will be tested once on or shortly following the third anniversary of grant and any part of the award which does not fully vest will lapse (there will be no opportunity for retesting). Any dividends declared and due on the shares over the performance period will be accrued and paid subject to vesting.

Spirent Stock Incentive Plan

        The SSIP (formerly known as the Spirent Stock Option Plan or "SSOP") was approved by shareholders in June 2004 for Communications group employees. My Chung, who was Group President of Spirent Communications and a director of the Company until September 2004, participated in the SSIP.

        SSIP awards prior to June 2004 normally vest over four years, with 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis. In line with prevailing market practice and as previously approved by shareholders, no pre-exercise performance conditions attach to SSIP awards granted prior to June 2004.

        From June 2004, SSIP awards granted to senior Communications group executives, including My Chung, were exercisable only on the achievement of performance conditions. The present four year vesting has been retained but awards vest (i.e. become exercisable) at 25% per annum provided targets in EPS growth are met. The targets are broadly the annual equivalent to those which currently exist for Executive Directors under the ESOS.

        Further information on the ESOS and SSIP is provided in Note 30 of Notes to the Financial Statements.

Executive Directors' Service Contracts

        The Remuneration Committee's policy is to offer service contracts which provide for no more than 12 months' notice from the Company in normal circumstances.

        Nicholas Brookes retired from the Board in June 2004 and had entered into a service contract on May 5, 1995 (which was amended on January 1, 2003) which was terminable at any time by either party on 12 months' notice. Eric Hutchinson entered into a service contract on December 13, 1999 which currently has an unexpired term of 120 months and is terminable at any time by either party on 12 months' notice. My Chung resigned from the Board in September 2004 and had entered into a service contract on May 9, 2001 which was terminable at any time by the Company on 12 months' notice and by him on six months' notice. Anders Gustafsson entered into a service contract on August 1, 2004 which currently has an unexpired term of 181 months and is terminable by the Company on 12 months' notice and by him on six months' notice.

        All contracts contain provisions for the Company to make payment in lieu of notice and for removal of the director for poor performance or misconduct without compensation. The Company will seek to apply practical mitigation measures to any payment of compensation on termination, taking into account all relevant circumstances. All service contracts contain appropriate provisions to protect the legitimate interests of the Company with respect to preventing any terminated director from working in a business which competes against the Company. Service contracts do not contain any compensation rights which could be increased on a change of control in the Company.

Executive Directors' External Appointments

        Spirent recognizes the mutual benefit for Executive Directors to serve as non-executives of companies in other industries outside the Group. Such appointments are subject to prior Board approval and, any related fee entitlements are for the account of the executive concerned. In June 2004 Eric Hutchinson joined the board of Trifast plc as a non-executive director and received fees of £14,596 arising from this appointment.

Non-Executive Directors' Remuneration

        The remuneration of the Chairman is determined by the Committee and the remuneration of the other Non-Executive Directors is determined by the Board. The remuneration of all Non-Executive

Directors is reviewed following a recommendation by the Chief Executive and after consultation with independent external advisers concerning competitive market practice. The Company's remuneration policy (which has not changed during 2004 and will apply for 2005) with regards to Non-Executive Directors is to pay fees which are in line with market practice. No remuneration increase was awarded in respect of 2004.

        Non-Executive Directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance related. Non-Executive Directors do not have service contracts and are normally appointed, subject to our Articles of Association, for an initial three year term. Any subsequent extension to the term by the Board is not automatic and is subject to prior recommendation of the Nomination Committee.

        Further information on Non-Executive Directors' fees is provided in Note 10 of Notes to the Financial Statements.

Employees

        As of December 31, 2004, we employed 4,482 employees, including 2,605 employees in manufacturing and product development, 1,431 selling and distribution employees and 446 administrative employees. As of the same date, 1,081 of our employees were located in the United Kingdom and 1,944 were located in North America. The remainder were based in other locations in continental Europe, South America, Asia, Africa and Australasia. We are predominantly non-unionized with good labor relations and have no history of significant disputes. As of December 31, 2003 we employed 4,414 employees. As of December 31, 2002 we employed 4,513 employees.

Shares Held by Directors and Senior Management

        The following table sets forth, as of May 4, 2005, the beneficial and non-beneficial interests held in respect of the number of our shares by persons who were members of our Board of Directors and senior management. Other than Mr. Ennerfelt (see below), no director or other member of our senior management has an interest in more than 1% of our shares.

	Beneficial interests	Non-beneficial interests	Options and rights to acquire Ordinary shares
Executive Directors
A. Gustafsson(1)	50,000	180,180	1,800,000
E. Hutchinson	753,707	—	3,264,795
Non-Executive Directors
M. Beresford	65,225	—	—
F. D'Alessio	28,000	—	—
G. Ennerfelt(2)	120,000,000	—	—
A. Given	—	—	—
K. Hellström	—	—	—
R. Moley(3)	1,010,000	—	—
J. Weston	1,662,000	—	—
J. Wyness	346,037	—	—
Senior management as a group(4)	1,244,381	194,483	12,048,632
All Directors and senior management as a group	124,355,643	194,483	12,048,632

(1)
The non-beneficial interests of Anders Gustafsson arises from a conditional award of shares to a value of £100,000. The award was made to Anders Gustafsson in 2004 in recognition of his appointment to the Board and the shares are held by the Company's Employee Share Ownership Trust ("ESOT"). The shares will be released beneficially to him from the ESOT on the third anniversary of his appointment, subject to him still being in the Company's employment at that time.

(2)
Göran Ennerfelt has a connected notifiable interest in the Spirent Ordinary shares held by Lexa BV (see "Item 7. Major Shareholders and Related Party Transactions") which, for statutory purposes, is also deemed to be an interest of the director.

(3)
Richard Moley retired from the Board on May 4, 2005.

(4)
Senior management includes the Executive Directors and other senior managers as described elsewhere in this Item 6.

Share Schemes and Related Information

        We have various share incentive plans under which employees currently may be granted share options, purchase rights or stock appreciation rights. There are also share plans with options, performance units or rights which remain outstanding but are now closed to new grants to employees, including share plans that were assumed or adopted in connection with the acquisitions of Netcom, Zarak and Caw, respectively.

        The Company held an Extraordinary General Meeting on May 4, 2005 at which proposals were approved to adopt the following employee share plans: the Spirent Employee Incentive Plan 2005 (see above), the Spirent UK Employee Share Purchase Plan and the Spirent UK Sharesave Scheme 2005. At the same meeting amendments were approved in respect of the Spirent US Employee Stock Purchase Plan and the Spirent Global All Employee Share Purchase Plan. All of these plans, with the exception of the Spirent Employee Incentive Plan 2005, which is a discretionary plan, are available to all of our employees (subject to eligibility requirements) who work in the respective countries in which the plans operate. No awards have been made under any of these plans since the date of the Extraordinary General Meeting.

        As of May 4, 2005 the following options and purchase rights over Ordinary shares had been granted and remained outstanding under our various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant, for the 3:1 share split in 2000 and for the rights issue effected in 2000:

Employee Share Scheme	Option/purchase right exercise dates	Exercise price per share (pence)	Number of outstanding options/ purchase rights (millions)
Discretionary Schemes:
1995 Executive Share Option Scheme	04.29.99–08.04.14	16–598	26.4
Spirent Stock Incentive Plan(1)	05.11.01–04.06.12	6–617	72.2
Spirent Employee Incentive Plan 2005	—	—	—
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99–07.19.09	15–151	8.5
Zarak Amended and Restated Stock Option Plan	11.14.00–10.18.10	127–572	0.6
Caw Amended and Restated Stock Plan(2)	08.15.02–06.25.12	15–20	0.2
All Employee Share Save Schemes:
Savings Related Share Option Scheme(3)	06.01.04–05.31.11	38–518	5.6
Employee Stock Purchase Plan(4)	—	—	—
Global All Employee Share Purchase Plan(4)	—	—	—
Spirent UK Sharesave Scheme 2005(3)	—	—	—
Spirent UK Share Purchase Plan	—	—	—

Total			113.5

(1)
A grant of options awarded in December 2003 under the Spirent Stock Incentive Plan (SSIP) is partially covered by 6.1 million Ordinary shares currently held in the ESOT. These shares were originally purchased in the market to cover awards made under our now closed Long Term Share Purchase Plan and the Stock Appreciation Rights Plan but the awards relating to the shares lapsed before exercise. Although 6.1 million Ordinary shares are included above in the number of options outstanding, market-purchased shares held for the purpose of satisfying SSIP awards do not count towards our overall dilution calculations.

(2)
Exercise prices per share for options under the Caw Amended and Restated Stock Plan are denominated in US dollars and are expressed as US cents in the above table.

(3)
We have established an employee share ownership trust to honor the contractual commitment to deliver our shares against the valid exercise of outstanding options under the Scheme. Spirent Sharesave Trust Limited, a wholly-owned subsidiary, acts as sole trustee to this employee share ownership trust. As at May 4, 2005 the trustee held 3.5 million Ordinary shares.

(4)
There are currently no offering periods underway and no unexercised purchase rights outstanding for either the Employee Stock Purchase Plan or the Global All Employee Share Purchase Plan.

        We also operated the Stock Appreciation Rights Plan during 2004, which utilized shares purchased in the market and has not involved the issue of new shares. No awards were made under the plan in 2004. As at May 4, 2005 the following rights were outstanding under the Stock Appreciation Rights Plan:

Rights exercise dates	Rights price (pence)	Number of rights outstanding (millions)
09.10.00–06.29.10	181–416	2.5

        As of May 4, 2005 the Employee Share Ownership Trust held 10.1 million Ordinary shares to satisfy awards under our various share based incentive schemes. Further information on our share incentive plans are provided in Note 30 of Notes to the Financial Statements.

        The following tables provide further summary information in respect of options and other rights to purchase our Ordinary shares for each of our directors as of May 4, 2005. Other than as set forth below, none of our directors holds any options or other rights to purchase our shares. Each option or right was granted without monetary consideration. Information relating to ownership of share options or other rights by employees, other than executive directors, is not required to be, and has not been, disclosed by us in the United Kingdom. Our directors and senior management as a group held options and rights to purchase 12.0 million shares as of May 4, 2005.

Options to Acquire Shares—Directors

	Plan type(1)	Options over rights to acquire Ordinary shares	Date of grant	Exercise price	Date first exercisable	Expiry date
				(pence)
A. Gustafsson	ESOS	1,800,000	08.05.04	56	08.05.07	08.04.14
E. Hutchinson	ESOS	42,928	04.29.96	140	04.29.99	04.28.06
	ESOS	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	55,562	05.11.00	334	05.11.03	05.10.10
	ESOS	105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,128,000	03.25.03	16	03.25.06	03.24.13
	SRSOS	24,721	09.26.03	38	12.01.10	05.31.11
	ESOS	1,128,000	08.05.04	56	08.05.07	08.04.14

(1)
Key to plan type:

  ESOS—Executive Share Option Scheme: options held under these schemes have performance conditions which are usually required to be satisfied prior to the exercise of any option.

  SRSOS—Savings Related Share Option Scheme: options held under this scheme, which is open to all eligible employees in the United Kingdom, include executive directors.

        Further Information on Spirent's share incentive plans can be found in Note 30 of Notes to the Financial Statements.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The table below sets forth certain information regarding notifiable interests in our shares as of May 4, 2005 (being the last practicable date prior to the publication of this report) for each person notified to us who owns more than 3% of our shares.

Name of substantial shareholder	Number of shares held	Percentage held
	(millions)%
Lexa BV	120.0	12.46
Barclays plc	115.8	12.02
Standard Life Investments (Vidacos Nominees)	34.4	3.57
Legal & General Group plc	30.1	3.13

        To our knowledge, as of May 4, 2005, no other shareholder held more than 3% of our issued shares.

        The ongoing exercise of stock options and purchase rights under various employee stock plans and the allotment of 4.3 million Ordinary shares in March 2004 as deferred consideration for the acquisition of Caw Networks, Inc has diluted the relative holding of significant shareholders.

        At February 25, 2004 Lexa BV was our largest shareholder with 12.61% of our issued share capital and Barclays plc and Legal & General Group plc were our second and third largest shareholders, holding 10.07%, and 3.21% of our issued share capital respectively. At March 12, 2003 Lexa BV was our largest shareholder with 13.62% of our issued share capital and FMR Corporation and Fidelity International Ltd, Prudential plc, and Legal & General plc were our second, third and fourth largest shareholders, holding 10.00%, 5.10% and 3.63% of our issued share capital, respectively. At February 20, 2002, Lexa BV was our largest shareholder with 11.61% of our issued share capital and Prudential plc, Halifax plc and Legal & General plc were our second, third and fourth largest shareholders, holding 4.93%, 3.59%, and 3.01% of our issued share capital, respectively. At February 28, 2001, Lexa BV was our largest shareholder with 11.70% of our issued share capital and Prudential plc, Iain Milnes and Halifax plc were our second, third and fourth largest shareholder with 5.03%, 3.78% and 3.62% of our issued share capital, respectively.

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

        As of May 4, 2005, 3,634,967 of our Ordinary shares were held by shareholders who had an address in the United States on the share register. There were 217 record holders of our Ordinary shares in the United States. As of May 4, 2005, 15,533,768 Ordinary shares represented by ADSs were held in the United States, of which 15,437,056 are registered to the Depository Trust Company. As the share register does not hold records of trusts or complete details of nominees' holdings, it is possible that there are greater numbers of beneficial shareholdings held by residents in the United States. We believe approximately 6.29% of our Ordinary issued share capital is held by investors in the United States either directly, through the ADS facility or through nominee accounts.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or other corporations, by any foreign government or by any other natural or legal person or persons severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of our control.

Related Party Transactions

        We have not engaged in any related party transactions since January 1, 2004, other than any such transactions between us and our subsidiaries or among our subsidiaries.

ITEM 8.    FINANCIAL INFORMATION

Historical Financial Information

        Our audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 are set out elsewhere in this annual report.

Significant Changes

        Other than as described in "Recent Developments" in Item 5 above no significant change has occurred to our financial position since December 31, 2004, the date of the most recent financial statements included in this annual report.

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

        No dividend will be paid in respect of the year ended December 31, 2004 and no dividend was paid in respect of the year ended December 31, 2003. In November 2004 we completed the process required to eliminate the deficit in our distributable reserves. Although we are now in a position to rebuild distributable reserves through retained profits, out of which dividends may be paid, no decision to resume dividend payments has been taken by the Board.

ITEM 9.    THE OFFER AND LISTING

        Our ADSs are listed on the New York Stock Exchange under the symbol SPM. Each ADS represents four Ordinary shares. ADSs are evidenced by American Depositary Receipts ("ADRs"). Our Ordinary shares have a nominal value of 3 1/3 pence each.

        Our shares are listed on the United Kingdom Listing Authority's Official List and traded on the London Stock Exchange. Until May 15, 2000, our shares traded on the London Stock Exchange under the ticker symbol BWTH and, since May 15, 2000, they have traded under the ticker symbol SPT. We established a "sponsored" ADR facility in 1999 to facilitate over-the-counter trading in our shares by investors in the United States, but there was no regular public market for our shares in the United States. In order to list our ADSs on the New York Stock Exchange, we filed a registration statement on

Form 20-F in June 2001 and became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. See "Item 10. Additional Information—Documents on Display".

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

	Spirent Shares			Spirent ADSs
	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(£)		(No. of shares millions)	(US$)		(No. of ADSs 000's)
Most recent six months
April 2005	0.64	0.41	18.4	4.75	3.08	15.0
March 2005	0.71	0.64	15.3	5.39	4.77	16.1
February 2005	0.72	0.62	12.0	5.32	4.80	12.2
January 2005	0.74	0.67	7.9	5.60	4.92	9.2
December 2004	0.76	0.71	4.4	5.75	5.46	6.0
November 2004	0.73	0.64	8.2	5.42	4.56	7.2
Two most recent full financial years and subsequent period
2005
Second quarter (through May 4, 2005)	0.64	0.41	18.5	4.75	3.08	13.8
First quarter	0.74	0.62	11.7	5.60	4.77	12.6
2004
Fourth Quarter	0.76	0.60	6.9	5.75	4.24	6.1
Third Quarter	0.68	0.48	7.3	4.85	3.55	7.5
Second Quarter	0.80	0.57	7.4	5.83	3.98	8.1
First Quarter	0.90	0.58	12.3	6.70	4.04	23.0
2003
Fourth Quarter	0.73	0.52	8.7	4.75	3.54	10.4
Third Quarter	0.61	0.24	16.0	4.20	1.70	17.4
Second Quarter	0.38	0.15	8.2	2.68	1.00	22.9
First Quarter	0.23	0.10	11.7	1.44	0.75	14.4
Five most recent full financial years
2004	0.90	0.48	8.5	6.70	3.55	11.1
2003	0.73	0.10	11.2	4.75	0.75	16.3
2002	1.92	0.06	9.1	11.00	0.60	7.2
2001	6.10	0.72	7.7	11.50	4.50	5.3
2000	6.88	2.78	3.1	NA	NA	NA

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Our registration statement on Form 20-F which we filed with the Securities and Exchange Commission ("SEC") on June 27, 2001, contains a full description of our Memorandum and Articles of Association under "Item 10. Additional Information," which is incorporated herein by reference. On May 4, 2005 we amended our Memorandum and Articles of Association and a description of the amendments is given below. Our amended Memorandum and Articles of Association are filed as Exhibit 1.1 to this Annual Report on Form 20-F.

        We adopted new Articles to include a number of changes which were intended to bring our Articles into line with recent developments in applicable United Kingdom legislation, regulation and market practice.

Treasury shares

        We amended Article 8 (purchase of own shares) to reflect the amendments made to the Companies Act by the provisions of the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations"). The Regulations allow companies that purchase their own shares to either cancel them or hold them in treasury. The Regulations impose certain restrictions on shares whilst held in treasury, such as restrictions on voting and the right to receive dividends on treasury shares, and permit certain uses of treasury shares, such as the subsequent sale of treasury shares for cash and their transfer in connection with employee share schemes.

        We amended Article 11 to reflect the provisions of the Regulations so that any subsequent sale of treasury shares for cash shall be treated as an allotment of shares and, accordingly, shall be subject to pre-emption rights. An addition was made to Article 2 to clarify that references to issued shares throughout the Articles exclude treasury shares.

Electronic proxy voting and poll and proxy voting

        Changes were made to Article 69 (submission of proxy appointments) to make it explicit that proxies can now be appointed through the CREST Electronic Voting Service. The changes also deal with supplemental appointments and revocations of proxies through the CREST Electronic Voting Service. Consequential changes were made to Article 71 (revocation of proxies) and Article 140 (signature and authentication of documents) and by way of an addition to the definition of `address' in Article 2.

        With regards to poll and proxy voting, several changes were made. A clarification to Article 57 (voting at general meetings) was made to enable a poll to be demanded prior to a resolution being put to the vote on a show of hands. An addition to Article 66 (voting on a poll) was made so as to make it clear that all proxies, notwithstanding their method of appointment, have discretion to vote or abstain on matters on which they are entitled to vote unless otherwise instructed. A deletion in Article 69 (submission of proxy appointments) was also made to remove the ability of shareholders to appoint proxies for more than one meeting by a single proxy appointment.

Payment of dividends

        A change to Article 124 (payment of dividends) was made to clarify that any dividends may be paid by electronic means through the CREST system, subject to the formalities and requirements of the CREST system and subject to the consent of the relevant shareholder. A further change to Article 124 was made to confirm that all forms of payment of dividends permitted by this Article will constitute a good discharge to us.

Electronic archiving of documents

        A change to Article 41 (destruction of documents) was made in order to give us greater flexibility to either retain documents in original form or by electronic copy prior to the prescribed date for their destruction, subject to the requirements of applicable law for retaining original documents.

Number, age limit, appointment, retirement and vacation of office by directors

        We changed Article 73 (number of directors) to increase the maximum number of directors from 12 to 15. We changed Article 82 (age limit of directors) to remove the age limit imposed on directors. Both of these changes were intended to give us greater flexibility in the long term for appointing to the Board such number of directors of any age in order to ensure that there are directors on the Board of sufficient experience and expertise for the effective management of the Company.

        Changes to Articles 84, 85 and 86 (retirement and re-election of directors) were also made. The effect of the changes were to bring the Articles into line with the requirement of the Combined Code on Corporate Governance (the applicable corporate governance standard for United Kingdom companies with a primary listing on the London Stock Exchange) that all directors should be subject to election by shareholders at the first Annual General Meeting after their appointment, and to re-election thereafter at intervals of no more than three years. Any Non-Executive Director who has served more than nine years will also be subject to re-election at each subsequent Annual General Meeting.

        In accordance with good corporate governance, changes were made to Article 83 (vacation of office of director) to provide for the vacation of office of a director owing to persistent and unauthorized absence from board meetings.

Borrowing limits

        As a result of the introduction of International Financial Reporting Standards, a minor amendment to Article 102 (borrowing powers and limits) was made. We amended the calculation of the amount of `Adjusted Capital and Reserves' for the purposes of determining the Company's borrowing limits.

Miscellaneous minor changes

        We deleted Article 50 (routine business) to reflect market practice that it is no longer necessary to draw a distinction between ordinary and special business in notices of our Annual General Meetings.

        We changed Article 45(A) (untraced shareholders) to reflect that it is no longer a requirement of the United Kingdom Listing Rules to give notice to the London Stock Exchange of a sale of shares belonging to untraced shareholders.

        We added a definition of `officer' in Article 2 by way of general clarification in the Articles and in particular so that it is made clear that we are only permitted to indemnify our Company officers and not our auditors.

        In addition, a number of minor drafting and changes to definitions were made in the Articles to take account of recent changes in applicable legislation and regulation.

Material Contracts

        Following is a summary of the contracts entered into by any member of our Group during the last two years which are material to our Group as a whole:

  •
  Third Amendment, Consent and Waiver Agreement, dated March 1, 2005, relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, under which certain amendments were made to the terms of our senior unsecured notes both to make the note purchase agreement compatible with the revolving credit facility as amended, as described immediately below, and to amend the requirements for certain financial and operational restrictions under the terms of the notes ("Normalization"), including a reduction to the amount of the external financing required at Normalization from £50 million to £30 million. As of the date of the Third Amendment, Consent and Waiver Agreement, the applicable interest rate on the outstanding notes remained a weighted average of 9.45% per annum which then decreased upon Normalization to 9.20%. Under the note purchase agreement, we continue to be under some restrictions from, among other things, paying dividends and will continue be required to obtain the noteholders' consent for acquisitions and divestments in certain circumstances, but the terms of these restrictions were adjusted and relaxed upon Normalization.

  •
  Revolving Credit Facility, dated February 2, 2005, for a committed loan facility of £30 million between Spirent plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc. This facility replaced the February 2004 credit facility in the same principal amount but incorporates terms revising certain financial covenants and other terms under the credit facility upon Normalization. On March 2, 2005, we delivered a normalization certificate to the noteholders, certifying that we had met the Normalization criteria. As a result, the current, reduced interest rate margin under the 2005 facility, now at 0.075% per annum, will be reviewed upon the delivery of half-yearly compliance certificates by us (rather than the pre-Normalization quarterly reviews). Similarly, compliance with certain of the financial covenant ratios will now be tested half-yearly rather than quarterly and, while we continue to be subject to certain restrictions, among others, on incurring further debt, providing further security and acquisitions and disposals, the terms of such restrictions were adjusted and relaxed upon Normalization. The expiry date of the 2005 facility, subject to certain extension options, is February 1, 2006.

  •
  Second Amendment and Consent Agreement dated August 13, 2004 relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, pursuant to which the noteholders consented to the disposal of the Company's sole remaining aerospace business and under which certain amendments to the terms of our senior unsecured notes were made including certain amendments and clarifications to the financial covenants under the note purchase agreement to deal with the special accounting issues raised by the Company's SARS program. In connection with the Second Amendment and Consent, a pre-payment of $5.0 million was made following which $5.5 million remained outstanding with a maturity of November 23, 2006 and $119.3 million with a maturity of November 23, 2009. The applicable interest rate on the outstanding notes remained a weighted average of 9.45% per annum.

  •
  Revolving Credit Facility, dated February 4, 2004, for a committed loan facility of £30 million between Spirent plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc. This facility replaced the credit facility agreement dated June 14, 1999 (as amended by a supplemental agreement dated July 15, 1999, a syndication agreement dated August 16, 1999, two further supplemental agreements each dated November 15, 2000 and a supplemental agreement dated March 6, 2002) and reduced the size of the bank syndicate for our committed facility to a group of six banks. In addition, the interest rate margin under this £30 million facility was reduced to 1.30% per annum, to be reviewed upon the delivery of quarterly compliance certificates by us. Other than these changes, the material terms of this February 2004 current facility were substantially similar in all material respects to the terms of the 1999 facility, as amended.

  •
  Amendment and Consent Agreement, dated December 31, 2003 relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, under which certain amendments to the terms of our senior unsecured notes were made including a reduction to the amount of the committed external financing the noteholders required us to have in place from £60 million to £30 million. In connection with the Amendment and Consent, a pre-payment of $14.4 million was made following which $5.7 million remained outstanding with a maturity of November 23, 2006 and $124.1 million with a maturity of November 23, 2009. The applicable interest rate on the outstanding notes remained a weighted average of 9.45% per annum.

  •
  Supplemental Agreement dated March 11, 2003 between Spirent and HSBC Investment Bank plc ("HSBC") (as agent) relating to the 1999 revolving credit facility whereby an amount was repaid under the multi-currency revolving credit facility and the facility reduced to £75 million. Pursuant to the terms of the agreement, as amended, the facility was automatically further reduced to £60 million as of December 31, 2003, and, based on certain quarterly reporting criteria, the interest rate margin was decreased to 1.60% per annum, before this facility was completely terminated and replaced by the above-referenced February 2004 revolving credit facility.

  •
  Amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders relating to the note purchase agreement dated November 23, 1999, as amended, under which certain amendments to the terms of our senior unsecured notes were made including a pre-payment of $73.8 million following which $6.4 million remained outstanding with a maturity of November 23, 2006 and $137.8 million with a maturity of November 23, 2009. The applicable interest rate on the outstanding notes was increased to a weighted average of 9.45% per annum and restrictions were put in place, among others, from paying dividends and making acquisitions and divestments, subject to limited exceptions.

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

Taxation

        The following discussion summarizes the material United States federal income tax and United Kingdom tax consequences of the acquisition, ownership and disposition of our Ordinary shares, including shares represented by ADSs evidenced by ADRs. This summary applies to you only if you are a beneficial owner of Ordinary shares or ADSs and the dividends on them and you are:

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

  •
  upon the United Kingdom—United States Income Tax Convention (the "Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes (the "Estate Tax Treaty") as in effect on the date of this annual report; and

  •
  in part upon representations of The Bank of New York, as depositary, and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement and any related agreement will be performed in accordance with its respective terms.

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to United States expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-

dealers, investors that use a mark-to-market accounting method, holders who hold ADSs or Ordinary shares as part of hedging, straddling, or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for United States tax purposes is not the US dollar. In addition (and without limitation), the following summary of United Kingdom tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, ordinarily resident in the United Kingdom for United Kingdom tax purposes;

  •
  your holding of ADSs or Ordinary shares is attributable to a branch, agency or permanent establishment in the United Kingdom; or

  •
  you are a corporation and own at least 10% of the voting stock of the Company from which you receive dividends.

        You should consult your own tax advisers as to the particular tax consequence to you under United Kingdom, United States federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or Ordinary shares. For United States federal income tax purposes, holders of ADSs will be treated as owners of the underlying Ordinary shares attributable thereto and the discussion of United States federal income tax consequences to holders of ADSs applies as well to holders of Ordinary shares except as otherwise indicated.

United Kingdom Tax Consequences

        The following discussion of material United Kingdom tax consequences is the opinion of Debevoise & Plimpton LLP, our United Kingdom tax counsel.

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

        A holder of Ordinary shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom but who again becomes resident or ordinarily resident in the United Kingdom within a period of, broadly, less than five years and who disposes of Ordinary shares or ADSs during that period may also be subject to United Kingdom tax on capital gains (subject to any available exemption or relief), notwithstanding that he is not resident or ordinarily resident in the United Kingdom at the time of the disposal. On March 16, 2005, the UK Government announced proposals under which, with effect from that date, a person who, although resident or ordinarily resident in the United Kingdom, is not resident in the United Kingdom under the provisions of an applicable double tax treaty will be treated for the purposes of these rules as not being resident or ordinarily resident in the United Kingdom.

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

United States Federal Income Tax Consequences

        The following discussion of material United States federal income tax consequences is the opinion of Debevoise & Plimpton LLP, our United States tax counsel.

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

        The major treasury activities involve raising finance and managing the Group's interest rate and currency exposures. Financial instruments are used to manage these exposures when deemed appropriate. A framework of policies and guidelines has been laid down by the Board and is subject to regular review. Speculative treasury transactions are expressly forbidden.

        Our policy is to finance our operations through a combination of retained earnings and external financing. Spirent raises the majority of the funding for the Group. Debt is principally sourced from the syndicated bank market and the US private placement market.

Interest Rate Management

        Through an optimum mix of fixed and floating debt and the use of interest rate swaps, our aim is to reduce the volatility of the interest charge. At December 31, 2004, the Group's borrowings were composed of 51% of fixed rate debt. This excludes $72.1 million of our notes which have been swapped into floating rates through the use of interest rate swaps which terminate on November 23, 2009. The swaps are callable at the counterparties' option at six-monthly intervals.

        We use derivative instruments, as approved by our Board, to manage our interest rate exposures on our debt and cash positions as appropriate.

Currency Management

        Currency exposures arise from trading transactions undertaken by our subsidiaries in foreign currencies and on translation of the operating results and net assets of our overseas subsidiaries.

        During 2004 sterling strengthened against the US dollar, the main currency to which we are exposed.

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

        Details of the currencies of financial assets and liabilities are illustrated in Note 28 of Notes to the Financial Statements. At December 31, 2004 our balance sheet was 61% hedged against translation exposure.

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

As at December 31, 2004

	Expected to Mature Before December 31
	2005	2006	2007	2008	2009	There- after	Total	Fair Value
	(£ millions, except percentages)
Long-term Debt:
Fixed rate (US$)	0.2	1.4	0.2	1.8	26.2	—	29.8	39.8
Average interest rate (%)	7.0	8.9	7.0	7.0	9.5	—	9.3
Fixed rate (other currencies)	—	—	—	—	—	0.6	0.6	0.4
Average interest rate (%)	—	—	—	—	—	4.0	4.0
Variable rate (US$)	—	1.6	—	—	35.8	—	37.4	37.4
Average interest rate (%)	—	6.6	—	—	6.6	—	6.6

Exchange Rate Sensitivity

        The following information provides details of our derivative and other financial instruments by currency presented in pound sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rate movements while the table below presents amounts and weighted average contractual exchange rates of foreign currency forward exchange contracts held as at December 31, 2004. All forward exchange agreements mature within one year.

Forward Exchange Contracts as at December 31, 2004

Currency	Pay for £ Contract Amount	Average Contractual Exchange Rate
	(£ millions)
US dollars	15.4	1.87
Others	0.1

Total	15.5

Deal value	15.8

Currency Exposure of Financial Assets and Liabilities

        The table shows the net unhedged monetary assets and liabilities of our Group companies as at December 31, 2004 that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.1	1.6	0.3	2.0
US dollar	(0.7)	—	(0.3)	(1.8)	(2.8)
Euro	(0.6)	(0.9)	—	—	(1.5)
Other	(0.5)	2.0	—	0.7	2.2

	(1.8)	1.2	1.3	(0.8)	(0.1)

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2004, management evaluated, under the supervision, and with the participation, of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Group's disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Based on management's evaluation, for the reasons described below, the Chief Executive Officer and Chief Financial Officer have concluded that the Group's disclosure controls and procedures were not effective as of December 31, 2004 to ensure that the information required to be disclosed in the reports the Company files and submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC.

        During 2004, as part of our on-going assessment of internal control over financial reporting, the Company's management, including the Chief Executive Officer and Chief Financial Officer, undertook a review of the controls over the Group's methods of revenue recognition in relation to certain complex arrangements with customers entered into in 2004 in the Service Assurance division of our Communications group. The terms of these arrangements with customers included, among other terms, ongoing customer support for hardware and software and the provision, in some instances, of product roadmaps, which contain expected release dates of planned updates and enhancements. The existence of a particular item on a roadmap does not, in itself, create a contractual obligation to deliver that item; however, under US GAAP an implied obligation is deemed to exist. In light of this US GAAP requirement, management conducted an extensive review of these arrangements with customers to determine whether the revenue had been correctly recognized in previous years in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and related US GAAP. This further review covered how multiple-element arrangements with customers are accounted for under US GAAP and the basis for determining Vendor Specific Objective Evidence ("VSOE") for each element. From this further review, we concluded that we did not have sufficient VSOE for certain elements of some of the multiple-element arrangements with customers in the Service Assurance division.

        As a result of management's review, and as discussed in our amendment to the Form 20-F filed on March 31, 2005, we restated the Group's net income/(loss) and shareholders' equity under US GAAP in respect of the fiscal years 2001, 2002 and 2003. There are no changes to the Group's financial statements for any of the fiscal years 2001, 2002 and 2003 and related notes prepared in accordance with UK GAAP.

        As a result of our review and restatement of previous financial results as described above, management has concluded that there was a material weakness in our internal control over financial reporting as of December 31, 2003 regarding the Group's selection and application of accounting policies in respect of revenue recognition under US GAAP. As reported previously, we have taken and are continuing to take further steps to strengthen our internal control over financial reporting under US GAAP, in particular, our control processes and procedures over accounting for revenue recognition. We are employing specialized consultants, providing additional training and supplementing existing internal revenue recognition policies and procedures to clarify certain complex areas.

        We intend to complete the changes to controls mentioned above during 2005 and expect that they will be adequate to provide reasonable assurance that the objectives of these control systems will be met. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected.

Change in Internal Control Over Financial Reporting

        There were no changes in the Company's internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Audit Committee is comprised of Andrew Given (Chairman), Marcus Beresford and James Wyness, each of whom are independent non-executive directors within the meaning of the Combined Code on Corporate Governance (which is the relevant corporate governance standard applicable to United Kingdom companies with a primary listing on the London Stock Exchange) and the New York Stock Exchange Listed Company Manual. The New York Stock Exchange Listed Company Manual requires that the Audit Committee includes at least one member who has significant and relevant financial experience and following evaluation the Board has determined that Andrew Given provides such additional experience. The Board has also determined that Andrew Given qualifies as an "audit committee financial expert", as defined in the Instructions to Item 16A. of Form 20-F. The Combined Code on Corporate Governance also has similar requirements in respect of an appointed financial expert.

        Further information on the role and responsibilities of the Audit Committee is provided in "Item 6. Directors, Senior Management and Employees" and in "Item 16C. Principal Accountant Fees and Services" below.

ITEM 16B.    CODE OF ETHICS

        We maintain an ethics policy applicable to all directors and employees of the Group including Senior Financial Officers, who are defined as our Chief Executive, the Finance Director, the Head of Financial Reporting and the Head of Internal Control. The Senior Financial Officers are subject to additional policies to ensure full, fair and timely disclosure in our periodic reports filed with the SEC. We have filed our Ethics Policy and our Ethics Policy for Senior Financial Officers as Exhibits 11.1 and 11.2 to this Form 20-F. In addition we have made our Ethics Policy and our Ethics Policy for Senior Financial Officers available on our website at http://www.spirent.com/ethics and the Code is also available, without charge, upon request from the Company Secretary who is located at our Registered Office.

        Through our ethics policies, the Audit Committee also has a whistleblowing procedure so that employees may report, anonymously and in confidence, any suspected wrongdoings regarding violations of laws, Company policies, bribery, fraud, accounting or internal control irregularities or other related matters.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our external auditors are Ernst & Young LLP. The following sets out the fees we paid to Ernst & Young for the fiscal years ended December 31, 2004 and December 31, 2003:

	2004	2003
	(£ millions)
Audit fees	1.4	1.2
Audit-related fees(1)	0.2	0.1
Tax fees(2)	0.4	0.6
All other fees	—	—

Total	2.0	1.9

(1)
2003 and 2004 audit-related fees are in respect of general accounting advice in relation to acquisitions and disposals.

(2)
2003 and 2004 tax fees are in respect of tax compliance, tax advice, and tax planning services.

        The Audit Committee operates a policy in respect of all fees paid to Ernst & Young LLP and all audit-related fees and tax fees in 2003 and 2004 were approved by the Audit Committee.

        Our Audit Committee advises the Board on the annual appointment of external auditors and on the scope, results, cost and cost effectiveness of both audit and non-audit work. The Audit Committee operates a policy, which is reviewed annually, that specifies the scope and fees in respect of all audit and all non-audit work which may be performed by the auditors. The policy also prohibits the auditors from performing certain types of non-audit work. The policy states that certain non-audit work which may be performed by the auditors is put to tender. Prior to any non-audit work being awarded to the auditors, consideration is also given to costs, quality of service and efficiency. The Audit Committee assesses the overall objectivity of the services provided by the auditors so that an independent professional relationship is maintained.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Our Audit Committee meets the requirements of Exchange Act Rule 10A-3 and is relying on one of the permitted exemptions as allowed under those Rules. One of the requirements under Rule 10A-3 is that audit committees are directly responsible for the appointment and retention of a company's external auditor. However, in accordance with the Combined Code on Corporate Governance (which represents applicable best home country practice for companies such as Spirent with a primary listing in the United Kingdom), and meeting the exemption under Rule 10A-3, our Board is responsible for the appointment and retention of the auditor. In accordance with Rule 10A-3, our Audit Committee is responsible for making recommendations to the Board on the appointment and retention of the auditor.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

Page
Spirent plc
Report of Independent Registered Public Accounting Firm	F-1
Consent of Independent Registered Public Accounting Firm	F-2
Audited Financial Statements
Consolidated Profit and Loss Account for the year ended December 31, 2004	F-3
Consolidated Profit and Loss Account for the year ended December 31, 2003	F-4
Consolidated Profit and Loss Account for the year ended December 31, 2002	F-5
Consolidated Statement of Total Recognized Gains and Losses for the years ended December 31, 2004, 2003 and 2002	F-6
Consolidated Balance Sheets at December 31, 2004 and 2003	F-7
Consolidated Cash Flow Statements for the years ended December 31, 2004, 2003 and 2002	F-8
Consolidated Statements of Movement in Shareholders' Funds for the years ended December 31, 2004, 2003 and 2002	F-9
Notes to the Financial Statements	F-13
WAGO Kontakttechnik GmbH and WAGO Contact S.A. and Affiliates
Report of Independent Auditors	F-102
Independent Auditors' Consent	F-103
Audited Financial Statements
Combined Balance Sheet at December 31, 2002	F-104
Combined Statements of Operations for the period ended April 4, 2003 and the year ended December 31, 2002	F-105
Combined Statement of Shareowners' Equity for the year ended December 31, 2002	F-106
Combined Statement of Cash Flows for the year ended December 31, 2002	F-107
Notes to Combined Financial Statements	F-108
Tyton Company of Japan
Tyton, which is a foreign business, is in the course of preparing its financial statements for its year ended March 31, 2005. As permitted by Regulation S-X 3.-09 (b)(2), Spirent intends to file an amended Form 20-F/A prior to the due date of September 30, 2005 which will include the required Tyton unaudited financial statements as of and for the year ended March 31, 2005, audited financial statements as of and for the year ended March 31, 2004 and unaudited financial statements for the year ended March 31, 2003.
Financial Statement Schedule of Spirent plc
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2004, 2003 and 2002	S-1

ITEM 19.    EXHIBITS

        All exhibits except those marked * (which are exhibits to this Annual Report) were filed as exhibits to our Registration Statement on Form 20-F filed with the SEC on June 27, 2001 or our Annual Reports on Form 20-F for the years ended December 31, 2003, December 31, 2002 or December 31, 2001 filed with the SEC and are incorporated herein by reference.

Exhibit No.	Description
1.1*	Memorandum and Articles of Association of Spirent plc, as amended on May 4, 2005
2.1
Form of Deposit Agreement as amended and restated as of May 5, 2000, as further amended and restated as of March 23, 2001, as further amended and restated as of July 10, 2001, among Spirent plc, the Bank of New York as Depositary and all Owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Spirent plc's annual report on Form F 6, filed on June 27, 2001)
4.1*
Revolving Credit Facility, dated February 2, 2005, for a loan facility of £30 million between Spirent plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc
4.2
Revolving Credit Facility, dated February 4, 2004, for a loan facility of £30 million between Spirent plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc
4.3	Credit Facility Agreement, dated June 14, 1999, for loan facilities of £440 million for Bowthorpe plc arranged by Deutsche Bank AG London and HSBC Investment Bank plc
4.4	Supplemental Agreement, dated November 15, 2000, between Spirent plc and HSBC Investment Bank plc
4.5	Supplemental Agreement, dated March 6, 2002, between Spirent plc and HSBC Investment Bank plc as agent
4.6	Supplemental Agreement, dated March 11, 2003, between HSBC and Spirent plc
4.7	Amended and Restated Note Purchase Agreement, dated March 11, 2003, between US Noteholders and Spirent plc
4.8	Amendment and Consent Agreement, dated December 31, 2003, between US Noteholders and Spirent plc
4.9*	Second Amendment and Consent Agreement, dated August 13, 2004, between US Noteholders and Spirent plc
4.10*	Third Amendment, Consent and Waiver Agreement, dated March 1, 2005, between Noteholders and Spirent plc
4.11	Share Sale and Purchase Agreement, dated March 11, 2003, between Spirent GmbH, Hohorst Familien Holding (Minden) Beteiligungs GmbH and Hohorst Familien Holding (Schweiz) Beteiligungs GmbH
4.12	Share Sale and Purchase Agreement, dated March 11, 2003, between Spirent GmbH and Sven Michael Hohorst
4.13	Share Sale and Purchase Agreement, dated March 11, 2003, between Spirent BV, Hohorst Familien Holdings (Schweiz) Beteiligungs GmbH and Hohorst Familien Holding (Minden) Beteiligungs GmbH

4.14	Share Sale and Purchase Agreement, dated March 11, 2003, between Spirent GmbH and Gesellschaft burgerlichen Rechts Wolfgang und Sven Michael Hohorst
8.1*	List of subsidiaries of Spirent plc, their jurisdiction of incorporation and the names under which they do business
11.1	Ethics Policy
11.2	Ethics Policy for Senior Financial Officers
12.1*	Certification of Chief Executive Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	Certification of Chief Financial Officer of Spirent plc filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1*
Certification of Chief Executive Officer and Chief Financial Officer of Spirent plc furnished pursuant to 18 United States Code §1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Ernst & Young LLP (included on page F-2)
15.2	Consent of Allrevision Dornhof Kloss und Partner GmbH (included on page F-103)

SPIRENT plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:
The Board of Directors
Spirent plc

        We have audited the accompanying consolidated balance sheets of Spirent plc at December 31, 2004 and 2003, and the related consolidated profit and loss accounts and statements of total recognized gains and losses, cash flows and movements in shareholders' funds for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of WAGO-Kontakttechnik GmbH and WAGO Contact SA ("WAGO"), in which the Company had 51% interests and included within the consolidated profit before taxation of £0.3 million and consolidated loss before taxation of £1,023.4 million for the years ended December 31, 2003 and 2002, respectively, are combined profits before taxation of WAGO of £2.7 million and £6.7 million, respectively. Those financial statements, presented in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to accounting principles generally accepted in the United Kingdom) so as to include WAGO in the consolidated financial statements of Spirent plc, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of WAGO to accounting principles generally accepted in the United Kingdom) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spirent plc at December 31, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 34 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      ERNST & YOUNG LLP

London, England
February 24, 2005, except for
Note 34—Differences between United Kingdom and
United States Generally Accepted Accounting Principles,
as to which the date is
March 31, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No 333-98607) pertaining to the Spirent plc employee benefit plans listed on the facing sheet thereof of our report dated February 24, 2005, except for Note 34—Differences between United Kingdom and United States Generally Accepted Accounting Principles, as to which the date is March 31, 2005, with respect to the consolidated financial statements and schedule of Spirent plc included in the Annual Report (Form 20-F) for the year ended December 31, 2004.

                      ERNST & YOUNG LLP

London, England
May 18, 2005

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2004
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Group Turnover	2,3	475.0	—	475.0
Cost of sales		(274.9)	—	(274.9)

Manufacturing Margin		200.1	—	200.1
Operating expenses	4	(166.4)	(2.9)	(169.3)

Operating Profit	2,3,5	33.7	(2.9)	30.8
Operating Exceptional Items	6	—	2.9	2.9
Goodwill Amortization		9.1	—	9.1
Operating Profit before Goodwill Amortization and Exceptional Items		42.8	—	42.8
Loss from interests in joint ventures		(0.7)	—	(0.7)
Income from interests in associates		2.8	—	2.8

Operating Profit of the Group, Joint Ventures and Associates		35.8	(2.9)	32.9
Non-operating Exceptional Items
Loss on the disposal of operations	32	—	(0.9)	(0.9)

Profit before Interest		35.8	(3.8)	32.0
Net interest payable	9	(6.8)	—	(6.8)
Exceptional interest payable	9	—	(0.5)	(0.5)
Other finance expense	10	(0.7)	—	(0.7)

Profit before Taxation	2	28.3	(4.3)	24.0
Taxation	11	(7.7)	—	(7.7)

Profit after Taxation		20.6	(4.3)	16.3

Minority shareholders' interest—equity				(0.3)

Profit Attributable to Shareholders(1)				16.0

Basic Earnings per Share	12			1.70	p
Headline Earnings per Share(1)	12			2.99	p
Diluted Earnings per Share	12			1.67	p

(1)	Headline earnings
	Basic profit attributable to shareholders	16.0
	Operating exceptional items:
	Other	2.9
	Goodwill amortization	9.1
	Exceptional item—loss on disposal of operations	0.9
	Exceptional interest payable	0.5
	Prior year tax credit	(1.3)

	Headline earnings attributable to shareholders	28.1

(2)	A summary of the significant adjustments to profit attributable to shareholders (net profit) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2003
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		488.6	—	488.6
Less: share of joint venture's turnover		(22.4)	—	(22.4)

Group Turnover	2,3	466.2	—	466.2
Cost of sales		(279.8)	—	(279.8)

Manufacturing Margin		186.4	—	186.4
Operating expenses	4	(160.1)	(7.5)	(167.6)

Operating Profit	2,3,5	26.3	(7.5)	18.8
Operating Exceptional Items	6	—	7.5	7.5
Goodwill Amortization		9.7	—	9.7
Operating Profit before Goodwill Amortization and Exceptional Items		36.0	—	36.0
Income from interest in joint venture		2.7	—	2.7
Income from interests in associates		2.1	—	2.1

Operating Profit of the Group, Joint Venture and Associates		31.1	(7.5)	23.6
Non-operating Exceptional Items
Profit on the disposal of operations	32	—	3.6	3.6

Profit before Interest		31.1	(3.9)	27.2
Net interest payable	9	(9.3)	—	(9.3)
Exceptional interest payable	9	—	(16.1)	(16.1)
Other finance expense	10	(1.5)	—	(1.5)

Profit before Taxation	2	20.3	(20.0)	0.3
Taxation	11	(2.3)	1.7	(0.6)

Loss after Taxation		18.0	(18.3)	(0.3)

Minority shareholders' interest—equity				(0.2)

Loss Attributable to Shareholders(1)				(0.5)

Basic Loss per Share	12			(0.05	)p
Headline Earnings per Share(1)	12			2.31	p
Diluted Loss per Share	12			(0.05	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(0.5)
	Operating exceptional items:
	Other	7.5
	Goodwill amortization	9.7
	Exceptional item—profit on disposal of operations	(3.6)
	Exceptional interest payable	16.1
	Prior year tax credit	(6.0)
	Attributable taxation on exceptional items	(1.7)

	Headline earnings attributable to shareholders	21.5

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2002
	Notes	Before exceptional items	Exceptional items	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		634.5	—	634.5
Less: share of joint venture's turnover		(75.6)	—	(75.6)

Group Turnover	2,3	558.9	—	558.9
Cost of sales		(336.4)	(4.4)	(340.8)

Manufacturing Margin		222.5	(4.4)	218.1
Operating expenses	4	(228.2)	(960.5)	(1,188.7)

Operating Loss	2,3,5	(5.7)	(964.9)	(970.6)
Operating Exceptional Items
Goodwill impairment	7	—	923.3	923.3
Other	6	—	41.6	41.6
Goodwill Amortization		56.1	—	56.1
Operating Profit before Goodwill Amortization and Exceptional Items		50.4	—	50.4
Income from interest in joint venture		7.4	—	7.4
Income from interests in associates		1.0	—	1.0
Amortization of goodwill on associate		(0.2)		(0.2)

Operating Loss of the Group, Joint Venture and Associates		2.5	(964.9)	(962.4)
Non-operating Exceptional Items
Loss on the disposal and closure of operations	32	—	(48.4)	(48.4)

Loss before Interest		2.5	(1,013.3)	(1,010.8)
Net interest payable	9	(12.3)	—	(12.3)
Other finance expense	10	(0.3)	—	(0.3)

Loss before Taxation	2	(10.1)	(1,013.3)	(1,023.4)
Taxation	11	(8.4)	(18.5)	(26.9)

Loss after Taxation		(18.5)	(1,031.8)	(1,050.3)

Minority shareholders' interest—equity				(0.1)
Minority shareholders' interest—joint venture				(0.3)

Loss Attributable to Shareholders(1)				(1,050.7)
Dividends:
Interim 1.35 pence				(12.5)

Retained Loss				(1,063.2)

Basic Loss per Share	12			(113.90	)p
Headline Earnings per Share(1)	12			3.36	p
Diluted Loss per Share	12			(113.90	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(1,050.7)
	Operating exceptional items:
	Other	41.6
	Goodwill impairment	923.3
	Goodwill amortization	56.1
	Exceptional item—loss on disposal and closure of operations	48.4
	Prior year tax credit	(6.2)
	Attributable taxation on exceptional items	(3.5)
	Attributable taxation on the disposal of operations	3.0
	Reversal of deferred tax assets	19.0

	Headline earnings attributable to shareholders	31.0

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

	Year ended December 31
	2004	2003	2002
	(£ millions)
Profit/(Loss) Attributable to Shareholders	16.0	(0.5)	(1,050.7)
Gain on lapsed options	1.2	1.2	5.2
Exchange adjustment on subsidiaries, joint ventures and associates	(0.7)	6.1	(23.0)
UK current taxation on exchange adjustment	—	—	0.1
Overseas taxation on exchange adjustment	—	(0.2)	—
Reinstatement/(reversal) of deferred tax asset on pension liability	—	12.6	(5.4)
Actuarial gain/(loss) recognized on pension schemes	3.0	0.3	(23.6)
Taxation on actuarial gain or loss	(0.9)	(0.1)	—

Total Recognized Gains and Losses	18.6	19.4	(1,097.4)

The statement of comprehensive income/(loss) required under United States generally accepted accounting principles is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED BALANCE SHEET

		At December 31
	Notes	2004		2003
		(£ millions)
Fixed Assets
Intangible assets	13		88.8		101.6
Tangible assets	14		86.3		90.2
Investments
Investment in joint venture	16	—		0.3
Investment in associates	17	15.8		14.6

			15.8		14.9

			190.9		206.7
Current Assets
Stocks	18	54.0		55.0
Debtors	19	89.9		86.9
Cash at bank and in hand	21	51.7		37.6

		195.6		179.5

Current Liabilities
Creditors due within one year	22	(116.8)		(111.3)
Loans and overdrafts	23	(1.8)		(1.8)

		(118.6)		(113.1)

Net Current Assets			77.0		66.4

Assets less Current Liabilities			267.9		273.1
Long-term Liabilities
Creditors due after more than one year	24		(80.2)		(95.6)
Provisions for Liabilities and Charges	25
Deferred taxation		(1.9)		(2.3)
Other provisions		(13.8)		(17.9)

			(15.7)		(20.2)

Assets less Liabilities (excluding Pension Liability)			172.0		157.3
Pension Liability	10		(27.0)		(35.2)

Assets less Liabilities (including Pension Liability)			145.0		122.1

Capital and Reserves
Called up share capital		31.9		31.5
Share premium account		1.3		697.5
Capital reserve		10.9		17.7
Capital redemption reserve		—		0.7
Investment in own shares		—		(2.6)
Profit and loss account		99.6		(624.9)

Shareholders' Funds—Equity(1)			143.7		119.9
Minority Interests—Equity			1.3		2.2

			145.0		122.1

(1)
A summary of the significant adjustments to shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED CASH FLOW STATEMENT

		Year ended December 31
	Notes	2004	2003	2002
		(£ millions)
Net Cash Inflow from Operating Activities	8	60.3	68.2	76.9
Dividends received from:
Joint venture		—	—	0.2
Associates		0.1	0.1	0.1
Returns on investments and servicing of finance	20	(9.5)	(23.2)	(10.8)
Taxation	20	(3.1)	8.9	(4.2)
Capital expenditure and financial investment	20	(24.8)	(15.8)	(25.8)
Acquisitions and disposals	20	1.2	60.4	6.4
Equity dividends paid		—	—	(40.2)
Management of liquid resources	20	—	0.1	0.2
Financing	20	(9.5)	(143.6)	53.8

Net Cash Inflow/(Outflow)(1)		14.7	(44.9)	56.6

Reconciliation of net cash flow to movement in net debt

		Year ended December 31
	Notes	2004	2003	2002
		(£ millions)
Net Cash Inflow/(Outflow)		14.7	(44.9)	56.6
Cash outflow/(inflow) arising from the change in debt and lease financing		11.0	144.3	(51.4)
Cash inflow arising from the change in liquid resources		—	(0.1)	(0.2)

Movement arising from Cash Flows	21	25.7	99.3	5.0
Debt issue costs	21	0.3	(0.8)	—
Loans and finance leases acquired with subsidiary	21,31	—	—	(0.2)
New finance leases	21	(0.3)	(0.3)	(0.2)
Exchange adjustment	21	5.4	6.1	12.7

Movement in Net Debt		31.1	104.3	17.3
Net debt at January 1	21	(57.5)	(161.8)	(179.1)

Net Debt at December 31	21	(26.4)	(57.5)	(161.8)

(1)
The significant differences between the cash flow statement presented above and that required under United States generally accepted accounting principles are described in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS

Share Capital

	Ordinary shares of 3 1/3 pence each
	Authorized		Issued and fully paid
	(Number in millions)	(£ millions)	(Number in millions)	(£ millions)
At January 1, 2002	1,100.0	36.7	933.2	31.1
Increase in authorized share capital May 2, 2002(1)	150.0	5.0	—	—
Share options exercised	—	—	3.5	0.1
Issued on acquisition of Caw Networks Inc.(2)	—	—	2.7	0.1

At December 31, 2002	1,250.0	41.7	939.4	31.3
Share options exercised	—	—	4.6	0.2

At December 31, 2003	1,250.0	41.7	944.0	31.5
Issued pursuant to acquisition of Caw Networks Inc.(3)	—	—	4.3	0.1
Share options exercised	—	—	7.9	0.3

At December 31, 2004	1,250.0	41.7	956.2	31.9

(1)
The authorized share capital was increased to £41,666,667 at the Annual General Meeting held on May 2, 2002 by the creation of a further 150,000,000 Ordinary shares.

(2)
2,712,811 shares were issued, credited as fully paid, on August 15, 2002 in connection with the rollover of Caw Common Stock under a Caw employee stock plan into Spirent Ordinary shares.

(3)
4,352,742 shares were issued, credited as fully paid, on March 31, 2004 relating to the deferred consideration pursuant to the acquisition agreement of Caw Networks Inc.

(4)
At the Annual General Meeting held on May 11, 2004, shareholders gave authority for the Company to purchase up to 47.4 million of its own Ordinary shares in the market subject to certain specified conditions. As at February 24, 2005, no purchases had been made or were contracted to be made under such authority.

The Notes to the Financial Statements form part of these Financial Statements.

Share Capital and Reserves

	Called up share capital	Share premium account(1)	Capital reserve(1)	Merger reserve(1)	Capital redemption reserve(1)	Profit and loss account	Investment in own shares(7)	Total
	(£ millions)
At January 1, 2002(2)(3)(4)	31.1	728.7	27.8	264.4	0.7	29.2	(34.1)	1,047.8
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(23.0)	—	(23.0)
Taxation on exchange effect	—	—	—	—	—	0.1	—	0.1
Share issue	0.1	5.7	(4.3)	—	—	—	—	1.5
Share issue restricted stock(5)	0.1	1.8	—	—	—	—	—	1.9
Obligation to issue share capital, stock compensation	—	—	0.2	—	—	—	—	0.2
Obligation to issue share capital, acquisition expense	—	—	0.1	—	—	—	—	0.1
Shares transferred to/(from) ESOT	—	—	(1.0)	—	—	—	1.9	0.9
Write down of shares in ESOT	—	—	—	—	—	(30.1)	30.1	—
Loss for the year	—	—	—	—	—	(1,063.2)	—	(1,063.2)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	157.8	—	157.8
Lapsed acquisition related options	—	—	(5.2)	—	—	5.2	—	—
Reclassified to merger reserve	—	(40.1)	—	40.1	—	—	—	—
Actuarial loss recognized on pension schemes	—	—	—	—	—	(23.6)	—	(23.6)
Reversal of deferred tax asset on pension schemes	—	—	—	—	—	(5.4)	—	(5.4)
Transfer on disposal and impairment	—	—	—	(304.5)	—	304.5	—	—

At December 31, 2002(2)(3)(4)	31.3	696.1	17.6	—	0.7	(648.5)	(2.1)	95.1

At December 31, 2002(2)(3)(4)	31.3	696.1	17.6	—	0.7	(648.5)	(2.1)	95.1
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	6.1	—	6.1
Taxation on exchange effect	—	—	—	—	—	(0.2)	—	(0.2)
Share issue	0.2	1.4	(0.9)	—	—	—	—	0.7
Obligation to issue share capital, stock compensation	—	—	0.6	—	—	—	—	0.6
Obligation to issue share capital, acquisition expense(6)	—	—	2.7	—	—	—	—	2.7
Transfer of shares to ESOT	—	—	0.5	—	—	—	(0.5)	—
Loss for the year	—	—	—	—	—	(0.5)	—	(0.5)
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	2.6	—	2.6
Lapsed acquisition related options	—	—	(1.2)	—	—	1.2	—	—
Actuarial gain recognized on pension schemes	—	—	—	—	—	0.3	—	0.3
Taxation on actuarial gain	—	—	—	—	—	(0.1)	—	(0.1)
Reinstatement of deferred tax asset on pension liability	—	—	—	—	—	12.6	—	12.6
Transfer	—	—	(1.6)	—	—	1.6	—	—

At December 31, 2003(2)(3)(4)	31.5	697.5	17.7	—	0.7	(624.9)	(2.6)	119.9
Exchange adjustment on subsidiaries, joint venture and associates	—	—	—	—	—	(0.7)	—	(0.7)
Share issue	0.3	3.3	(2.1)	—	—	—	—	1.5
Issue of new shares Caw Networks, Inc	0.1	3.2	(2.7)	—	—	—	—	0.6
Reversal of employee share scheme cost	—	—	—	—	—	0.2	—	0.2
Cancellation of share premium and capital redemption reserve(8)	—	(702.7)	—	—	(0.7)	703.4	—	—
Profit for the year	—	—	—	—	—	16.0	—	16.0
Goodwill on disposal of subsidiaries acquired before 1998	—	—	—	—	—	4.9	—	4.9
Transfer of investment in own shares(9)	—	—	—	—	—	(2.6)	2.6	—
Gain on lapsed options	—	—	(1.2)	—	—	1.2	—	—
Actuarial gain recognized on pension schemes	—	—	—	—	—	3.0	—	3.0
Taxation on actuarial gain	—	—	—	—	—	(0.9)	—	(0.9)
Other movements	—	—	(0.8)	—	—	—	—	(0.8)

At December 31, 2004(2)(3)(4)	31.9	1.3	10.9	—	—	99.6	—	143.7

(1)
The share premium account, capital reserve, capital redemption reserve and merger reserve are not distributable.

(2)
The cumulative amount of goodwill charged to reserves since 1977, net of goodwill relating to subsidiaries disposed of, at December 31, 2004 is £36.4 million (2003 £41.3 million; 2002 £43.9 million).

(3)
The Company's profit and loss account at December 31, 2004 of £114.0 million surplus (2003 £583.5 million deficit; 2002 £566.7 million deficit) includes non distributable reserves of £51.1 million (2003 £51.1 million; 2002 £51.1 million) and a special non-distributable reserve of £61.6 million (2003 and 2002 nil).

(4)
Cumulative exchange translation adjustments included in the profit and loss account balance at December 31, 2004 are a loss of £21.4 million (2003 £20.7 million; 2002 £26.8 million).

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

(7)
The investment in own shares relates to 3.5 million Ordinary shares (2003 3.5 million; 2002 3.5 million) held by the Spirent Sharesave Trust Limited (SST) (formerly the Spirent Qualifying Employee Share Ownership Trust ("QUEST")) and 9.5 million Ordinary shares (2003 9.5 million; 2002 9.1 million) held by the Employee Share Ownership Trust ("ESOT"). Shares held by the SST will be used to satisfy options under the Company's Savings Related Share Option Scheme. Shares in the ESOT are primarily held to hedge awards under various discretionary employee share schemes.

The market value of own shares held in trust at December 31, 2004 was £9.6 million (2003 £7.6 million).

(8)
On November 24, 2004 Spirent plc was granted an order of the High Court for the approval of the cancellation of the share premium account and capital redemption reserve (the "Cancellation") which stood at that date at £702.7 million and £0.7 million, respectively. The Cancellation created a reserve in the accounts of the Company which was applied to eliminate the deficit in distributable reserves. The balance of this reserve created after the deficit in distributable reserves had been eliminated was transferred to a special non-distributable reserve. The special non-distributable reserve, which at December 31, 2004 stood at £61.6 million, will be increased in future years to the extent that the Company subsequently realises any value from its assets in excess of the value at which those assets were recorded in the Company's accounts at the time of the Cancellation.

The special non-distributable reserve will have a maximum value equal to the aggregate of the share premium account and capital redemption reserve at the time of the Cancellation, being £703.4 million. The special non-distributable reserve will be used to eliminate deficits arising in future years and is only capable of being distributed to the shareholders of the Company once all the creditors of the Company which existed at the date of the Cancellation have consented to the cancellation or been satisfied in full.

(9)
The investment in own shares has been deducted from the profit and loss account at December 31, 2004.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

NOTES TO THE FINANCIAL STATEMENTS

1. Accounting Policies

Basis of Accounting

        The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

Basis of Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year.

        Results of subsidiaries acquired in the year are consolidated from the date of acquisition. The consolidated financial statements include the Group's share of profits of its joint ventures and associates.

        Associates are entities in which the Group has a continuing participating interest, other than subsidiaries, and exercises significant influence over their operating and financial policies. Results are based on management accounts to December 31 each year. The investment in associates is accounted for using the equity method.

        Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other parties are treated as joint ventures. Joint ventures are accounted for using the gross equity method. Results are based on management accounts to December 31.

        All intra-group transactions, balances, income and expenses are eliminated on consolidation.

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

        Key exchange rates used are as follows:

	Average Rates Year ended December 31			Year-end Rates December 31
	2004	2003	2002	2004	2003	2002
US dollar	1.83	1.64	1.51	1.92	1.78	1.61
Euro	1.47	1.45	1.59	1.41	1.42	1.53

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

        Interest rate swaps are occasionally used to hedge the Group's exposure to movements in interest rates. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the underlying financial instrument. Interest rate swaps are not revalued to fair value or shown in the Group balance sheet at the year end but are disclosed in the fair value table in note 28.

        Gains or losses arising on hedging instruments, which are canceled due to the termination of the underlying exposure, are taken to the profit and loss account immediately.

        Finance costs associated with debt issuances are charged to the profit and loss account over the life of the instruments.

        The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 28.

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

Revenue Recognition

        Revenue is recognized when it is probable that the economic benefits will flow to the Group, the revenue can be reliably measured and when the Group has transferred to the buyer the significant risks and rewards of ownership. In addition, revenue is only recognized when collectibility is probable.

        For the sale of services, revenue is recognized in accounting periods in which the service is rendered. Revenue from maintenance contracts is recognized over the period of performance.

        Revenue from products sales of hardware and software is recognized at the time of delivery and acceptance and when there are no significant vendor obligations remaining. It is not until acceptance has occurred that the risks and rewards of ownership are transferred to the buyer. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer.

        Contractual arrangements are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to every component. To the extent that a separate component comprises a product sale of hardware or software, revenue is recognized as described above. Revenue is recognized on other components as the Group fulfills its contractual obligations and to the extent that it has obtained the right to consideration.

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

Employee benefits

        When an employee has rendered services to the Group during an accounting period, short term benefits expected to be paid in exchange for those services are recognized in the same accounting period.

Share based compensation

        The Group operates a stock appreciation rights plan which gives rise to a profit and loss charge in respect of the intrinsic value of the award. This expense is charged over the vesting period.

        Other share based awards do not currently attract a profit and loss charge, as, other than the SAYE schemes discussed below, shares are not granted at a discount to the market price at the date of the invitation.

        The Group operates Inland Revenue approved SAYE schemes together with equivalent schemes for overseas employees that allow the grant of options at a discount to the market price at the date of the invitation. The Group and the Company have made use of the exemption under Urgent Issues Task Force ("UITF") Abstract 17 "Employee Share Schemes" not to recognize any compensation charge in respect of these schemes.

        These schemes are discussed in more detail in note 30.

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

Government Grants

        Government grants towards research and development costs are recognized as income over periods which match them with the related costs and are deducted in reporting the related expense.

        Capital grants are treated as deferred income and are released to the profit and loss account over the estimated useful lives of the assets to which they relate.

Taxation

        The tax expense represents the sum of the tax currently payable and deferred tax.

        The tax currently payable represents the amount expected to be paid or recovered in respect of taxable profit for the year and is calculated using tax rates that have been enacted or substantially enacted at the balance sheet date.

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

Other Intangible Assets

        Other separately identifiable intangible assets such as patent fees, license fees and trade marks, are capitalized on the balance sheet only when the value can be measured reliably or the intangible asset is purchased as part of the acquisition of a business. Such intangible assets are amortized over their useful economic lives on a straight line basis. The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

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

        Tangible fixed assets are shown at cost less depreciation, depletion and any impairments. The cost of a tangible fixed asset comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use.

        The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Leases

        Finance leases, which transfer substantially all the risks and rewards of ownership of the assets concerned, are capitalized in the balance sheet at net present value. The corresponding liabilities are recorded as long-term or current liabilities depending on the period when they are due. The interest elements of the rental obligations are charged to the profit and loss account over the periods of the leases as a finance cost. Capitalized leased assets are depreciated over their estimated useful life.

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

Provisions

        Provisions are recorded when the Group has a present, legal or constructive obligation as a result of a past event which it is probable that the Group will be required to settle by an outflow of resources and for which a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

        Where the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditures expected to be required to settle the obligation.

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

a)    Performance Analysis division

        The Performance Analysis division was built through acquisition and continued development of the Adtech, CAW, the Digital Subscriber line testing division of Consultronics, Global Simulation Systems, Netcom Systems, Telecom Analysis Systems and Zarak product lines. The Performance Analysis division develops solutions for testing the performance, functionality and conformance of telecommunications equipment. This is achieved by simulating voice, video and data traffic and large-scale networks and by creating real-world conditions in the laboratories of network equipment manufacturers, telecommunications service providers, enterprises and government departments. By subjecting equipment and networks to impairments and stresses customers are able to ensure that the equipment or services they are about to launch or deploy will withstand real-world conditions thereby reducing the commercial risks inherent in developing or adopting new products.

b)    Service Assurance division

        The Service Assurance division was formed at the end of 2000 with the acquisition of Hekimian. The Service Assurance division provides systems that enable telecommunications service providers to test and assure broadband leased line, DSL and IP services. Products include operations support systems software, remote test probes, network access systems and consulting and technical services. The division also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and facilitating faster responses to customers' problems.

Network Products group

        The Network Products group provides innovative solutions for fastening, identification, protection and connectivity of wires in electrical and communication networks in a broad range of applications.

Systems group

        Our Systems group comprises PG Drives Technology, a leading supplier of power control systems for powered medical and small industrial vehicles.

Turnover

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	176.8	148.7	184.0
Service Assurance	74.7	91.7	131.4

Communications	251.5	240.4	315.4
Network Products	187.8	174.4	164.7
Systems	35.7	51.4	78.8

	475.0	466.2	558.9

Major customers

        There were no customers which individually exceeded 10% of total turnover in any of the three years in the period ended December 31, 2004.

Inter-segmental Transactions

	Year ended December 31
	2004			2003			2002
	External	Inter- segmental	Total	External	Inter- segmental	Total	External	Inter- segmental	Total
	(£ millions)
Turnover
Continuing operations
Performance Analysis	176.8	—	176.8	148.7	—	148.7	184.0	0.1	184.1
Service Assurance	74.7	0.1	74.8	91.7	0.2	91.9	131.4	0.4	131.8

Communications	251.5	0.1	251.6	240.4	0.2	240.6	315.4	0.5	315.9
Network Products	187.8	—	187.8	174.4	—	174.4	164.7	—	164.7
Systems	35.7	—	35.7	51.4	—	51.4	78.8	1.1	79.9

	475.0	0.1	475.1	466.2	0.2	466.4	558.9	1.6	560.5

Corporate Charge Allocation

        Corporate charges are allocated among segments in line with operating results.

Profit/(Loss) before Taxation

	Year ended December 31
	2004	2003	2002
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations
Performance Analysis	19.7	4.4	10.0
Service Assurance	0.2	9.4	20.8

Communications	19.9	13.8	30.8
Network Products	20.4	16.7	15.0
Systems	2.5	5.5	4.6

	42.8	36.0	50.4

Operating exceptional item, goodwill impairment:
Continuing operations
Performance Analysis	—	—	(330.7)
Service Assurance	—	—	(530.4)

Communications	—	—	(861.1)
Network Products	—	—	(21.7)
Systems	—	—	(40.5)

	—	—	(923.3)

Operating exceptional items, other:
Continuing operations
Performance Analysis	1.3	(5.1)	(28.3)
Service Assurance	(1.9)	(0.1)	(8.6)

Communications	(0.6)	(5.2)	(36.9)
Network Products	—	—	(3.3)
Systems	—	—	(1.4)
Non-segmental	(2.3)	(2.3)	—

	(2.9)	(7.5)	(41.6)

	Year ended December 31
	2004	2003	2002
	(£ millions)
Goodwill amortization:
Continuing operations
Performance Analysis	(3.7)	(3.9)	(20.8)
Service Assurance	(5.1)	(5.5)	(33.5)

Communications	(8.8)	(9.4)	(54.3)
Network Products	(0.3)	(0.3)	(1.5)
Systems	—	—	(0.3)

	(9.1)	(9.7)	(56.1)

Operating Profit/(Loss)	30.8	18.8	(970.6)
(Loss)/income from interests in joint ventures	(0.7)	2.7	7.4
Income from interests in associates	2.8	2.1	1.0
Amortization of goodwill on associate	—	—	(0.2)
Net interest expense	(6.8)	(9.3)	(12.3)
Exceptional interest payable	(0.5)	(16.1)	—
(Loss)/profit on the disposal and closure of operations	(0.9)	3.6	(48.4)
Other finance expense	(0.7)	(1.5)	(0.3)

Profit/(Loss) before Taxation	24.0	0.3	(1,023.4)

Depreciation

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	12.0	13.2	15.5
Service Assurance	2.1	3.3	3.9

Communications	14.1	16.5	19.4
Network Products	10.7	12.0	12.1
Systems	0.6	0.8	2.1

	25.4	29.3	33.6

Product Development

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	43.2	39.4	44.6
Service Assurance	17.2	18.4	21.6

Communications	60.4	57.8	66.2
Network Products	4.1	3.8	3.6
Systems	2.8	4.4	7.9

	67.3	66.0	77.7

Operating Assets

	At December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	68.6	85.6	113.8
Service Assurance	51.4	60.5	72.0

Communications	120.0	146.1	185.8
Network Products	97.9	93.7	98.3
Systems	6.6	5.0	5.6

Segmental operating assets	224.5	244.8	289.7
Investment in joint venture	—	0.3	50.1
Investment in associates	15.8	14.6	13.3
Corporation tax payable	(26.2)	(24.7)	(19.5)

Operating Assets	214.1	235.0	333.6
Net borrowings	(26.4)	(57.5)	(161.8)
Provisions for liabilities and charges	(15.7)	(20.2)	(28.4)

Assets less Liabilities (excluding Pension Liability)	172.0	157.3	143.4
Pension liability (note 10)	(27.0)	(35.2)	(46.2)

Assets less Liabilities (including Pension Liability)	145.0	122.1	97.2

Long-lived Assets

	At December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	19.0	22.7	34.9
Service Assurance	3.8	5.4	8.7

Communications	22.8	28.1	43.6
Network Products	61.8	60.3	62.8
Systems	1.7	1.8	3.6

	86.3	90.2	110.0

Total Assets

	At December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	123.6	125.5	154.1
Service Assurance	75.1	81.6	121.1

Communications	198.7	207.1	275.2
Network Products	151.3	140.7	144.2
Systems	20.7	23.5	46.6

Segmental total assets	370.7	371.3	466.0
Investment in joint venture	—	0.3	50.1
Investment in associates	15.8	14.6	13.3

	386.5	386.2	529.4

Capital Expenditure

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations
Performance Analysis	10.0	6.1	11.9
Service Assurance	1.4	1.0	3.0

Communications	11.4	7.1	14.9
Network Products	13.6	9.4	11.9
Systems	0.6	0.5	1.0

	25.6	17.0	27.8

3. Geographical Analysis

Turnover by Market

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations:
Europe	167.4	149.6	149.4
North America*	223.4	229.3	322.4
Asia Pacific, Rest of Americas, Africa	84.2	87.3	87.1

	475.0	466.2	558.9

*
North America, as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £49.2 million (2003 £42.5 million; 2002 £48.3 million).

Turnover by Source

	Year ended December 31
	2004	2003	2002
	(£ millions)
Continuing operations:
Europe	184.9	168.2	157.7
North America*	243.4	262.1	368.9
Asia Pacific, Rest of Americas, Africa	46.7	35.9	32.3

	475.0	466.2	558.9

*
North America as referred to above, consists almost entirely of the United States.

        United Kingdom turnover was £82.6 million (2003 £75.1 million; 2002 £71.6 million). Exports from the United Kingdom were £34.0 million (2003 £33.6 million; 2002 £32.4 million), representing 7.2% of total sales (2003 7.2%; 2002 5.8%).

Operating Profit/(Loss)

	Year ended December 31
	2004	2003	2002
	(£ millions)
Operating profit before goodwill amortization and exceptional items:
Continuing operations:
Europe	20.6	21.7	19.3
North America*	20.1	13.0	30.2
Asia Pacific, Rest of Americas, Africa	2.1	1.3	0.9

	42.8	36.0	50.4

Operating exceptional items, goodwill impairment:
Continuing operations:
Europe	—	—	(19.5)
North America*	—	—	(901.8)
Asia Pacific, Rest of Americas, Africa	—	—	(2.0)

	—	—	(923.3)

Operating exceptional items, other:
Continuing operations:
Europe	(2.1)	(2.3)	(3.6)
North America*	(0.8)	(5.2)	(37.3)
Asia Pacific, Rest of Americas, Africa	—	—	(0.7)

	(2.9)	(7.5)	(41.6)

Goodwill amortization:
Continuing operations:
Europe	(1.5)	(1.5)	(1.6)
North America*	(7.6)	(8.2)	(54.4)
Asia Pacific, Rest of Americas, Africa	—	—	(0.1)

	(9.1)	(9.7)	(56.1)

Operating Profit/(Loss)	30.8	18.8	(970.6)

*
North America operating profit/(loss) as referred to above consists almost entirely of the United States.

  United Kingdom operating profit was £6.4 million (2003 £8.4 million profit; 2002 £9.3 million loss).

  United Kingdom operating exceptional items were £2.1 million (2003 £2.3 million; 2002 £2.1 million).

  United Kingdom goodwill impairment was nil (2003 nil; 2002 £19.5 million).

  United Kingdom goodwill amortization was £1.4 million (2003 £1.4 million; 2002 £1.6 million).

Operating Assets

	At December 31
	2004	2003	2002
	(£ millions)
Europe	54.0	74.0	68.8
North America*	159.3	158.8	208.0
Asia Pacific, Rest of Americas, Africa	11.2	12.0	12.9

Segmental operating assets	224.5	244.8	289.7

*
North America as referred to above consists almost entirely of the United States.

        United Kingdom operating assets were £38.0 million (2003 £34.1 million; 2002 £30.2 million).

Long-lived Assets

	At December 31
	2004	2003	2002
	(£ millions)
Europe	44.2	43.5	44.9
North America*	33.3	38.5	56.8
Asia Pacific, Rest of Americas, Africa	8.8	8.2	8.3

	86.3	90.2	110.0

*
North America as referred to above consists almost entirely of the United States.

        United Kingdom long-lived assets were £18.4 million (2003 £18.9 million; 2002 £21.0 million).

4. Net Operating Expenses

	Year ended December 31
	2004 Total	2003 Total	2002 Total
	(£ millions)
Selling and distribution	116.7	110.0	124.6
Administration	52.8	58.3	1,064.7
Other operating income	(0.2)	(0.7)	(0.6)

Net operating expenses	169.3	167.6	1,188.7
Included within administration costs above:
Operating exceptional items
Goodwill impairment	—	—	923.3
Other	2.9	7.5	37.2
Goodwill amortization	9.1	9.7	56.1

Net operating expenses before goodwill amortization and exceptional items	157.3	150.4	172.1

5. Operating Profit/(Loss)

        Operating profit/(loss) is arrived at after charging:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Goodwill amortization	9.1	9.7	56.1
Goodwill impairment (note 7)	—	—	923.3
Exceptional items other (note 6)	2.9	7.5	41.6
Operating depreciation—owned assets	25.2	29.0	33.2
1;finance leased assets	0.2	0.3	0.4
Operating lease costs—plant and equipment	0.5	0.4	0.3
—land and buildings	11.1	11.3	10.4
Advertising costs	5.3	6.0	7.0
Product development costs	67.3	66.0	77.7
Impact of exchange rate movements on profit before taxation
(Cost)/benefit	(2.5)	0.7	(1.1)
Disclosure of fees paid to auditors
Audit services
Audit fees—Ernst & Young LLP	1.4	1.2	1.2

Other fees paid to Ernst & Young
Further assurance services	0.2	0.1	0.3
Tax services	0.4	0.6	1.2

	0.6	0.7	1.5

Other fees were paid to
Ernst & Young LLP, United Kingdom	0.5	0.5	0.5
Ernst & Young overseas	0.1	0.2	1.0

	0.6	0.7	1.5

6. Operating Exceptional Items—Other

	Year ended December 31
	2004	2003	2002
	(£ millions)
Finance renegotiation costs	—	2.3	—
Restructuring costs (including asset write down and lease provisions)	1.6	5.2	32.4
Stock provisions	—	—	4.4
Acquisition retention bonuses	—	—	4.8
Exit from joint venture	1.3	—	—

	2.9	7.5	41.6

        Restructuring costs include the costs of redundancy and lease provisions for vacated properties. These costs are primarily within the Communications Group.

7. Goodwill Impairment

        In accordance with FRS 10 "Goodwill and Intangible Assets", goodwill is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

        At December 31, 2004 and 2003, after carrying out the appropriate valuation exercises no impairment charges were required.

        The deterioration in trading in the second half of 2002 in the telecommunications market together with the significant fall in the Spirent share price did necessitate an impairment review of our businesses at that time. This review resulted in impairment losses totaling £923.3 million being recognized in 2002. The losses charged in 2002 are the aggregate from the impairment reviews of each individual income-generating unit and determined in accordance with FRS 11 "Impairment of Fixed Assets and Goodwill". The impairment loss restates the assets to value in use and has been measured using pre-tax discount rates of between 15 to 20%, that take account of the particular risks of the income-generating unit.

        In calculating the impairment losses the directors, in line with best practice, also reviewed pre-1998 goodwill previously written off to reserves for those businesses in which an impairment loss had been identified. In 2002 an amount of £87.0 million was consequently reinstated and included in the total impairment charge of £923.3 million in that year.

8. Reconciliation of Operating Profit/(Loss) to Net Cash Inflow from Operating Activities

	Year ended December 31
	2004	2003	2002
	(£ millions)
Operating profit/(loss)	30.8	18.8	(970.6)
Depreciation	25.4	29.3	33.6
Loss/(profit) on disposal of tangible fixed assets	0.4	(0.1)	0.5
Tangible fixed asset write-downs	0.6	2.2	3.6
Goodwill impairment	—	—	923.3
Amortization of goodwill	9.1	9.7	56.1
Stock compensation expense	0.6	0.6	0.5
Deferred income received/(released)	4.9	0.2	(4.8)
(Increase)/decrease in debtors	(9.1)	3.8	2.9
(Increase)/decrease in stocks	(1.0)	3.1	15.2
Increase/(decrease) in creditors	9.3	5.7	(1.7)
(Decrease)/increase in provisions	(2.9)	(5.9)	18.4
Pension fund liability	(7.8)	0.8	(0.1)

Net cash inflow from operating activities	60.3	68.2	76.9

9. Net Interest Payable

	Year ended December 31
	2004	2002	2002
	(£ millions)
Interest receivable and similar income	1.6	3.1	4.0
Interest payable
Senior unsecured loan notes	(6.7)	(8.8)	(11.8)
Bank loans and overdrafts	(0.9)	(2.6)	(3.1)
Other loans	(0.2)	(0.3)	(0.6)
Discount on unwind of lease provision	(0.2)	—	—
Interest on finance leases	(0.4)	(0.5)	(0.1)

	(6.8)	(9.1)	(11.6)
Share of joint venture's interest	—	(0.2)	(0.7)

Net interest payable	(6.8)	(9.3)	(12.3)
Exceptional interest expense	(0.5)	(16.1)	—

Total net interest payable	(7.3)	(25.4)	(12.3)

        On prepayment of the senior unsecured loan notes a make-whole amount becomes due. These amounts, together with fees in relation to certain amendments to the terms of the loan notes and bank facility, are included above in the exceptional interest expense of £0.5 million (2003: £16.1 million).

10. Employees

        The average number of people employed by the Group during the year was:

	Year ended December 31
	2004	2003	2002
	(Number)
Manufacturing	2,705	2,768	3,276
Selling and distribution	1,394	1,310	1,397
Administration	422	420	506

	4,521	4,498	5,179

        Payroll costs were:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Remuneration	160.7	154.5	176.7
Social security costs	17.4	17.3	19.7
Other pension costs	5.1	6.4	5.3

	183.2	178.2	201.7

(i)    Directors' Remuneration

(a)    Individual and total remuneration of the directors holding office during 2004

	Salary	Fees(1)	Taxable benefits(2)	Bonus(3)	Total 2004(4)	Total 2003(4)	Total 2002(4)
	(£ thousands)
Executive Directors
N. Brookes	250.0	0.1	22.1	23.3	295.5	744.7	545.3
M. Chung(5)	337.0	—	16.9	90.0	443.9	275.3	251.2
A. Gustafsson	183.3	—	117.0	283.3	583.6	—	—
E. Hutchinson(6)	270.0	0.5	20.3	294.9	585.7	398.7	272.9
Non-executive Directors
M. Beresford	—	37.0	—	—	37.0	37.0	37.0
F. D'Alessio	—	32.6	—	—	32.6	—	—
G. Ennerfelt	—	30.0	—	—	30.0	30.0	30.0
A. Given	—	37.0	—	—	37.0	8.5	—
K. Hellstrom	—	1.9	—	—	1.9	—	—
R. Moley	—	35.0	—	—	35.0	35.0	35.0
J. Weston	—	150.0	—	—	150.0	150.0	22.5
J. Wyness	—	37.0	—	—	37.0	37.0	89.3
P. Cheng	—	—	—	—	—	35.0	35.0
G. Sarney	—	—	—	—	—	—	68.1

Total 2004	1,040.3	361.1	176.3	691.5	2,269.2	1,751.2	1,386.3

Total 2003	963.4	334.0	86.1	367.7	1,751.2

Total 2002	981.8	317.0	87.5	—	1,386.3

(1)
Nicholas Brookes and Eric Hutchinson earned these fees in respect of their services to the Board and its Committees. The non-executive directors receive a basic annual fee of £30,000 in respect of their services. John Weston receives an annual fee of £150,000 which covers both his basic annual fee and his additional duties as Chairman. Andrew Given and Marcus Beresford each received an additional £7,000 per annum in recognition of their extra responsibilities as Chairmen of the Audit Committee and Remuneration Committee, respectively. An additional annual fee, equivalent to that paid to the Chairman of the Audit or Remuneration Committee, is paid to the senior independent director (currently James Wyness). Richard Moley and Frederick D'Alessio each received an additional £5,000 per annum in recognition of the extensive international travelling commitment required to perform their duties.

(2)
Taxable benefits include a company car or car allowance and life, disability and healthcare insurance coverage.

In accordance with the Company's normal policy it was agreed to meet the costs, subject to a cap, of Anders Gustafsson relocating from the US to the UK in order to commence his appointment and these costs are included in his taxable benefits.

(3)
In 2001, Nicholas Brookes, My Chung and Eric Hutchinson each received deferred cash bonus awards which were held as Ordinary shares on a non-beneficial basis. The shares were released to the respective directors during 2004 and the market value of those shares at the time of release is included in the bonus figures above.

In 2003, Nicholas Brookes, My Chung and Eric Hutchinson earned annual bonuses of £200,000, £42,700 and £125,000, respectively. No bonuses were paid in 2002.

(4)
The figures relate to the period of each director's Board membership. John Weston, Andrew Given, Frederick D'Alessio, Anders Gustafsson and Kurt Hellström were appointed to the Board in November 2002, October 2003, January 2004, August 2004 and December 2004, respectively. Paul Cheng, Nicholas Brookes and My Chung either retired or resigned as directors in December 2003, June 2004 and September 2004, respectively. George Sarney died in April 2002.

(5)
My Chung resigned as a director of the Company in September 2004 and received his annual base salary in US dollars (2004 $370,000 per annum; 2003 $350,000 per annum and 2002 $350,000 per annum). An average exchange rate of £1 = $1.83 was used in respect of 2004 remuneration (2003 £1 = $1.64; 2002 £1 = $1.51). 2004 salary relates to base salary of £134,800 for the period until his resignation from the Board plus £202,200, being the equivalent of 12 months' salary in accordance with the termination provisions of his service contract.

(6)
Remuneration as shown above excludes fees received as a result of external appointments.

(b)    Directors' Pensions

        The pensions earned from the non-contributory defined benefit arrangements in place for the executives in the United Kingdom during 2004 were as follows:

					Accumulated total accrued pension
			Increase in accrued pension during the year	Increase, before inflation, in accrued pension during the year
	Age at December 31, 2004	Years of pensionable service			At December 31, 2004(1)	At December 31, 2003
	(£ thousands)
N. Brookes(2)	57	17	8.3	3.3	286.1	277.8
E. Hutchinson	49	20	12.3	6.5	180.0	166.7
			Total transfer value of pension(3)
	Transfer value of the increase in accrued pension(3)	Transfer value, before inflation, of the increase in accrued pension(3)
			At December 31, 2004	At January 1, 2004	Increase in total transfer value of pension during the year	Increase, before inflation, in total transfer value of pension during the year
	(£ thousands)
N. Brookes(2)	144.0	55.3	5,078	4,876	201.6	113.9
E. Hutchinson	151.6	79.7	2,213	1,811	401.5	338.3

(1)
The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to December 31, 2004. Eric Hutchinson's total accrued pension is restricted to 20 years' service.

(2)
Nicholas Brookes retired as a director and Chief Executive in June 2004 and the above figures relate to the period up to the date of his retirement.

(3)
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and represents a liability of the Company (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(4)
No additional voluntary contributions have been included in the above table.

(c)    Directors' Remuneration and Payments to Former Directors—Summary

	Year ended December 31
	2004	2003	2002
	(£ thousands)
Total emoluments for all directors	2,269	1,751	1,386
Gains made on exercise of share options(1)	8	1	6
Company contribution to 401(k) Retirement and Profit Share Plan(2)	11	12	13
Company contribution to the Cash Plan in respect of pensions(3)	11	—	—
Pension and fees of the Life President(4)	—	—	33
Emoluments and ex gratia pension to former directors(5)	5	5	19
Consultancy payments and fee payments to former directors(6)	—	—	6

	2,304	1,769	1,463

(1)
This relates to My Chung (2003 and 2004) and Eric Hutchinson (2002).

(2)
Prevailing average conversion rates of £1 = $1.51, £1 = $1.64 and £1 = $1.83 were used for 2002, 2003 and 2004, respectively. These payments relate to My Chung.

(3)
These payments relate to Anders Gustafsson.

(4)
These payments relate to Ray Parsons, who died in April 2002.

(5)
£14,000 was paid as a one time ex gratia sum during 2002 to the widow of the late Dr. George Sarney, the former Chairman. Dr. Sarney died in 2002. £5,000 per annum is paid as an ex gratia pension to Geoff Bastians, who retired from the Board in 1984.

(6)
These payments relate to Professor William Penny who retired from the Board in 1996. The payments were in respect of services he provided to the Company's former aerospace components businesses, which were sold in 2002.

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

	December 31, 2004(1)				January 1, 2004(1)
	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares	Ordinary shares (beneficial)(2)	Ordinary shares (non- beneficial)		Options and rights to acquire Ordinary shares
Executive Directors(3)
N. Brookes	2,973,398	—		3,583,990	2,947,083	26,315	(4)	3,602,135
M. Chung	75,721	—		2,341,327	31,377	39,620	(5)	3,174,349
A Gustafsson	—	180,180	(5)	1,800,000	—	—		—
E. Hutchinson	738,381	—		3,282,447	726,210	12,171	(4)	2,154,447
Non-Executive Directors
M. Beresford	65,225	—		—	65,225	—		—
F. D'Alessio	28,000	—		—	—	—		—
G. Ennerfelt(6)	119,000,000	—		—	119,000,000	—		—
A. Given	—	—		—	—	—		—
K. Hellström	—	—		—	—	—		—
R. Moley	1,010,000	—		—	1,010,000	—		—
J. Weston	1,600,000	—		—	1,600,000	—		—
J. Wyness	346,037	—		—	346,037	—		—

(1)
The figures relate to the period of each director's Board membership. Frederick D'Alessio, Anders Gustafsson and Kurt Hellström were appointed to the Board in January 2004, August 2004 and December 2004, respectively. Nicholas Brookes retired and My Chung resigned as directors in June 2004 and September 2004, respectively.

(2)
Directors' beneficial holdings do not form part of remuneration provided by the Company.

(3)
The Company's executive directors, with other employees of the Group, are potential beneficiaries of certain Ordinary shares held in the Employee Share Ownership Trust (ESOT). The UK executive directors, with other employees of the Group, are also potential beneficiaries of the Spirent Sharesave Trust (SST), which was formerly known as the Spirent Qualifying Employee Share Ownership Trust. As potential beneficiaries of the ESOT and the SST, the respective directors are deemed by the Companies Act 1985 to be interested in some of the Ordinary shares held by those Trusts. At December 31, 2004, the deemed beneficial interests in the ESOT and the SST were 259,066 Ordinary shares and 3,508,136 Ordinary shares, respectively (December 31, 2003, 281,626 and 3,508,136 respectively). Further details on the Company's share plans are provided in note 30. The deemed interests of the executive directors in respect of the shares held in the ESOT and the SST are not included in the table above.

(4)
The non-beneficial interests of Nicholas Brookes and Eric Hutchinson represented their respective £100,000 and £46,250 deferred cash bonus awards made under the terms of the Annual Incentive Bonus Plan for 2000. The bonuses were used to purchase shares in the market in 2001 and the shares were held in the ESOT for a period of three years from that date. The directors obtained a beneficial interest in the shares when they were released from the ESOT in 2004 following completion of the three year deferment period.

(5)
The non-beneficial interests of My Chung and Anders Gustafsson over 39,620 shares and 180,180 shares, respectively, exist in a similar manner to that described in note 4 above except that My Chung's interest arises from a deferred cash bonus of $175,000 and Anders Gustafsson's interest arises from a conditional award over shares to a value of £100,000. The awards were made to My Chung and Anders Gustafsson in 2001 and 2004, respectively, both in recognition of their appointments to the Board. My Chung obtained a beneficial interest in the shares when they were released from the ESOT in 2004 (on the third anniversary of his appointment to the Board). Anders Gustafsson's shares will be released beneficially to him from the ESOT on the third anniversary of his appointment, subject to him still being in the Company's employment at that time.

(6)
Göran Ennerfelt has a connected notifiable interest in the Spirent Ordinary shares held by Lexa BV which, for statutory purposes, is also deemed to be an interest of the director.

(7)
Save as disclosed, there have been no changes between the 2004 year end and February 24, 2005 (the date on which these Accounts have been signed) in the Directors' beneficial or non-beneficial interests in the Ordinary share or loan capital of the Company or any subsidiary.

(b)
Options and rights to acquire Ordinary shares

	Plan type(1)	At December 31, 2004(2)	Exercised /lapsed during the year	Granted during the year	At January 1, 2004(2)	Date of grant	Exercise price per share	Date first exercisable	Expiry date
							(pence)
N. Brookes	ESOS	221,068	—	—	221,068	09.30.96	136	09.30.99	06.29.05
	ESOS	30,410	—	—	30,410	04.23.97	118	04.23.00	06.29.05
	ESOS	43,922	—	—	43,922	04.27.98	152	04.27.01	06.29.05
	ESOS	149,590	—	—	149,590	05.11.00	334	05.11.03	06.29.05
	ESOS	205,000	—	—	205,000	04.09.01	305	04.09.04	06.29.05
	SRSOS(3)	—	18,145	—	18,145	10.05.01	93	—	06.30.04
	ESOS	468,000	—	—	468,000	04.02.02	134	06.30.04	10.01.05
	ESOS	774,000	—	—	774,000	05.02.02	113	06.30.04	11.01.05
	ESOS	1,692,000	—		1,692,000	03.25.03	16	06.30.04	09.24.06
M. Chung	ESOS	93,482	—	—	93,482	07.16.98	163	07.16.01	12.31.05
	ESOS	112,734	—	—	112,734	04.01.99	133	04.01.02	12.31.05
	ESOS	65,819	—	—	65,819	05.11.00	334	05.11.03	12.31.05
	SSIP	341,921	—	—	341,921	05.11.00	334	05.11.01	03.01.05
	SARP	42,740	—	—	42,740	05.12.00	335	05.12.01	03.01.05
	SSIP	250,000	—	—	250,000	12.08.00	613	12.08.01	03.01.05
	ESOS	80,000	—	—	80,000	04.09.01	305	04.09.04	12.31.05
	SSIP	178,747	16,253	—	195,000	04.09.01	305	04.09.02	03.01.05
	SSIP	499,995	250,005	—	750,000	04.02.02	134	04.02.03	03.01.05
	ESPP(4)	—	17,328	—	17,653	01.01.03	14	01.01.04	01.01.04
	ESOS	225,000	—	—	225,000	03.25.03	16	12.31.04	12.31.05
	SSIP	437,497	562,503	—	1,000,000	03.25.03	16	03.25.04	03.01.05
	ESPP	13,392	—	13,392	—	01.01.04	50	01.05.05	01.05.05
	SSIP(3)	—	600,000	600,000	—	08.05.04	56	—	12.31.04
A. Gustafsson	ESOS	1,800,000	—	1,800,000	—	08.05.04	56	08.05.07	08.04.14
E. Hutchinson	ESOS	17,652	—	—	17,652	04.27.95	108	04.27.98	04.26.05
	ESOS	42,928	—	—	42,928	04.29.96	140	04.29.99	04.28.06
	ESOS	33,786	—	—	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	—	—	29,586	04.27.98	152	04.27.01	04.26.08
	SRSOS	12,363	—	—	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	—	—	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	55,562	—	—	55,562	05.11.00	334	05.11.03	05.10.10
	ESOS	105,000	—	—	105,000	04.09.01	305	04.09.04	04.08.11
	SRSOS	8,693	—	—	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	—	—	234,000	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	—	—	387,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,128,000	—		1,128,000	03.25.03	16	03.25.06	03.24.13
	SRSOS	24,721	—	—	24,721	09.26.03	38	12.01.10	05.31.11
	ESOS	1,128,000	—	1,128,000	—	08.05.04	56	08.05.07	08.04.14

(1)
Key to plan type:

        ESOS—Executive Share Option Scheme

        ESPP—United States Employee Stock Purchase Plan

        SARP—Stock Appreciation Rights Plan

        SRSOS—United Kingdom Savings Related Share Option Scheme

        SSIP—Spirent Stock Incentive Plan (formerly known as Spirent Stock Option Plan).

        An explanation of each plan and its operation is given in Note 30.

(2)
Figures relate to the period of each director's Board membership.

(3)
The options expired prior to the date first exercisable.

(4)
The final exercise price and number of purchase rights under the ESPP, an all employee share plan, cannot be determined until maturity (i.e. 12 months following the date of grant). The purchase rights granted calculation was based on the market price of an Ordinary share (less a 15 per cent discount) at the date of grant and the rate of exchange between the US dollar and sterling on the date of grant. In accordance with the rules of the ESPP, My Chung's purchase rights were exercised automatically as part of a maturity on January 1, 2004 over 17,328 Ordinary shares in respect to his 2003 ESPP account. The small difference between the rights outstanding at the year end and the amount purchased was caused by exchange rate fluctuations between the US dollar and sterling.

        The middle market price of a Spirent Ordinary share on January 2, 2004 (the London Stock Exchange having been closed for trading on January 1, 2004) and December 31, 2004 was 58.25 pence and 73.75 pence, respectively, and during that period ranged between a high of 89.5 pence and a low of 47.75 pence per share.

        Save as disclosed, there have been no changes between the year end and February 24, 2005 (the date on which these Accounts were signed) in the Ordinary or loan capital of the Company or any subsidiary.

(iii) Pension Costs

Defined Benefit Schemes

        The only significant defined benefit plans are in the United Kingdom and comprise the Staff Pension Plan and Retirement Cash Plan. These plans have been combined for the purposes of the following disclosures.

        The most recent actuarial valuation at April 1, 2003 has been used and updated by our independent actuaries.

(a)
The financial assumptions used to calculate the schemes' liabilities under FRS 17 were:

	UK defined benefit plans at December 31
	2004	2003	2002
	%	%	%
Valuation method	projected unit	projected unit	projected unit
Inflation	2.9	2.8	2.3
Rate of increase in salaries	3.6	3.5	3.0
Rate of increase for pensions in payment pre 2001 service	3.0	3.0	3.0
Rate of increase for pensions in payment post 2001 service	2.7	2.7	2.3
Rate of increase in deferred pensions	2.9	2.8	2.3
Rate used to discount schemes' liabilities	5.3	5.4	5.5
(b)
The assets and the liabilities in the schemes were as follows:

	2004 Long-term rate of return expected	At December 31, 2004	2003 Long-term rate of return expected	At December 31, 2003	2002 Long-term rate of return expected	At December 31, 2002
	%	(£ millions)%		(£ millions)%		(£ millions)
Equities	7.5	62.2	7.8	61.3	7.5	52.5
Gilts	5.0	11.9	4.8	15.3	4.5	15.7
Bonds	4.5	18.8	5.1	9.6	5.0	7.4
Cash	5.0	2.6	4.3	4.5	4.0	2.3
Property	6.5	4.6	6.8	1.8	6.5	4.3
Other	5.6	6.8	5.6	6.3	5.5	6.8

Total market value of assets		106.9		98.8		89.0
Actuarial value of liabilities		(144.2)		(142.2)		(130.9)

Net deficit in the schemes		(37.3)		(43.4)		(41.9)
Related deferred tax asset		11.1		13.0		—

Deficit in the schemes, net of tax		(26.2)		(30.4)		(41.9)
Actuarial value of unfunded pension liability		(0.8)		(4.8)		(4.3)

Net pension liability		(27.0)		(35.2)		(46.2)

(c)
Analysis of the amounts charged or credited to the profit and loss account are:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Analysis of amount charged to operating costs:
Current service cost	1.8	2.2	1.8

Analysis of amount charged to other finance expense:
Expected return on pension schemes' assets	6.6	5.7	6.7
Interest on pension schemes' liabilities	(7.3)	(7.2)	(7.0)

Other finance expense	(0.7)	(1.5)	(0.3)

Net profit and loss charge	2.5	3.7	2.1

Analysis of amount recognized in statement of total recognized gains and losses:
Actual return less expected return on pension schemes' assets	3.6	5.5	(20.3)
Experience gains/(losses) arising on the schemes' liabilities	2.4	6.8	(0.9)
Changes in assumptions underlying the present value of the schemes' liabilities	(3.0)	(12.0)	(2.4)

Actuarial gain/(loss) recognized in the statement of total recognized gains and losses	3.0	0.3	(23.6)

Movement in deficit in the year:
Net deficit in the schemes at January 1	(43.4)	(41.9)	(17.9)
Current service cost	(1.8)	(2.2)	(1.8)
Employer contributions paid	5.6	1.9	1.7
Other finance expense	(0.7)	(1.5)	(0.3)
Actuarial gain/(loss)	3.0	0.3	(23.6)

Net deficit in the schemes at December 31	(37.3)	(43.4)	(41.9)

(d) History of experience gains and losses
Difference between the expected and actual return on the schemes' assets
Amount	3.6	5.5	(20.3)
Percentage of the schemes' assets (%)	3.4	5.6	(22.8)
Experience gains and losses on the schemes' liabilities
Amount	2.4	6.8	(0.9)
Percentage of the present value of the schemes' liabilities (%)	1.7	4.8	(0.7)
Total amount recognized in the statement of total recognized gains and losses
Amount	3.0	0.3	(23.6)
Percentage of the present value of the schemes' liabilities (%)	2.1	0.2	(18.0)

        The Group will continue to make additional contributions of £3.5 million per annum on July 1 in order to comply with the Minimum Funding Requirements for the UK defined benefit plans.

        The above plans are funded and have full UK Inland Revenue tax-exempt approval by which benefits are limited due to the statutory earnings cap (an Inland Revenue limit on the amount of earnings that can be made pensionable under the plans for members who joined after May 1989).

Certain members whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of the basic salary only. The Company has contractually agreed to pay the additional retirement benefits itself and a provision at December 31, 2004 of £0.8 million (2003 £4.8 million; 2002 £4.3 million) is included in the net pension liability above. This represents the actuarial value as confirmed by the Company's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis, in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded plan) of £0.1 million (2003 £0.2 million; 2002 £0.1 million) and interest on the unfunded liability of nil (2003 £0.3 million; 2002 £0.3 million).

Defined Contribution Schemes

United Kingdom

        The Group maintains defined contribution schemes for employees in the United Kingdom. These plans are known as "Cash Builder" or "Pension Builder" and employer contributions into these schemes for 2004 were £0.1 million (2003 £0.1 million; 2002 nil).

United States

        The Group maintains defined contribution pension benefit plans for employees of its US subsidiaries. These plans, also known as 401(k) plans, allows employees to defer a percentage of their salary for retirement. There are four different 401(k) plans within the US businesses and each of these plans has different features regarding company contributions, maximum deferral percentages and investment choices. The investment choices offered are among a selection of diversified mutual funds offering a broad mix of investment return potential with varying levels of risk. In aggregate the Company contributions to the various US plans totaled $4.6 million for 2004 (2003 $4.4 million; 2002 $4.8 million). Total assets in the defined contribution plans at the end of 2004 were $116.8 million (2003 $103.1 million; 2002 $88.0 million). There were no defined benefit plans in the United States in 2004.

Other Jurisdictions

        Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and are defined contribution schemes.

        Total contributions in respect of these schemes amounted to £0.3 million (2003 £0.2 million; 2002 £0.1 million).

        Total company contributions to defined contribution schemes were £2.9 million (2003 £3.0 million; 2002 £3.6 million).

11. Taxation

	Year ended December 31
	2004	2003	2002
	(£ millions)
(a) Analysis of charge based on profit/(loss) for the year
Current tax
Corporation tax	—	—	4.8
Overseas taxation	7.4	4.9	(4.4)
Tax arising on disposals—overseas taxation	—	—	3.0
Under/(over) provision in prior years—UK tax	—	1.1	(1.3)
—Overseas taxation	(1.3)	(7.1)	(4.9)

	6.1	(1.1)	(2.8)
Share of joint venture's taxation	—	1.1	2.7
Share of associates' taxation	1.0	0.9	0.6

Total current tax charge	7.1	0.9	0.5

Deferred tax
Origination and reversal of timing differences	1.7	(0.3)	7.4
Origination and reversal of deferred tax assets	(1.1)	—	19.0

Total deferred tax charge/(credit)	0.6	(0.3)	26.4

Total charge for the year	7.7	0.6	26.9

        There was no tax effect in respect of the operating exceptional items (2003 £1.7 million credit; 2002 £3.5 million). In respect of the non-operating exceptional items no charge arises (2003 nil; 2002 £3.0 million).

        An exceptional deferred tax charge of £19.0 million arose in the period to December 31, 2002, as previously recognized tax assets were reversed due to insufficient evidence to support recognition of a deferred tax asset under FRS 19 "Deferred Tax."

        In 2003 £12.6 million of deferred tax assets have been recognized on the pension fund deficit and credited to the statement of total recognized gains and losses. In 2002 a charge of £5.4 million arose in the restated statement of total recognized gains and losses as the deferred tax asset, which would have previously been recognized on the pension fund deficit had FRS 17 "Retirement Benefits" been implemented, has been written off due to the reasons discussed above.

        A charge of £0.9 million (2003 £0.1 million; 2002 nil) arises on the actuarial gain or loss and this has been included in the statement of total recognized gains and losses.

        Profit/(loss) before taxation is analyzed as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
United Kingdom	(7.0)	(21.1)	(1.2)
Overseas	31.0	21.4	(1,022.2)

	24.0	0.3	(1,023.4)

(b)  The current tax charge for the year is lower than the standard rate of corporation tax in the United Kingdom of 30% (2003 30%; 2002 30%). The differences are explained as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Profit/(loss) before tax	24.0	0.3	(1,023.4)

Profit/(loss) before tax multiplied by standard rate of corporation tax	7.2	0.1	(307.0)
Expenses not deductible for tax (primarily goodwill impairment and amortization)	3.8	7.3	317.5
Tax arising on disposals	—	—	3.0
Different tax rates on overseas earnings and other adjustments	(2.0)	(0.8)	0.6
Tax over provided in previous years	(1.3)	(6.0)	(6.2)
Movements in timing differences	(0.6)	0.3	(7.4)

Total current tax charge	7.1	0.9	0.5

        A reconciliation of the profit/(loss) before tax at the UK statutory rate of corporation tax to the tax charge for the year is as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Profit/(loss) before tax at the UK statutory rate	7.2	0.1	(307.0)
Adjusted for:
Permanent differences arising on amortization and impairment	1.7	2.9	293.8
Tax over provided in previous years	(1.3)	(6.0)	(6.2)
Taxation arising on disposals	—	—	17.5
Other permanent adjustments	2.1	4.3	0.5
Overseas rate differences	(2.0)	(0.7)	0.3
Reversal of deferred tax assets	—	—	19.0
Timing differences on exceptional items	—	—	9.0

Tax charge for the year	7.7	0.6	26.9

(c)  Factors that may affect future tax charges

        Deferred tax assets of £13.3 million (2003 £18.3 million; 2002 £20.1 million) arising principally on timing differences in the United States and United Kingdom have not been recognized. These assets can only be realized when they reverse against suitable taxable profits. Although the directors ultimately expect to realize these assets, there is currently insufficient evidence under FRS 19 "Deferred Tax" to recognize a deferred tax asset in respect of these timing differences.

        In addition the Group has tax losses arising in the United States of £70.6 million (2003 £70.1 million; 2002 £23.1 million) and in the United Kingdom of £39.6 million (2003 £24.8 million; 2002 £10.2 million) that are available for offset against future taxable profits. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain.

        In total, deferred tax assets amounting to £52.6 million (2003 £50.3 million; 2002 £31.2 million) have not been recognized on unutilized losses and timing differences.

        No deferred tax is recognized on the unremitted earnings of overseas subsidiaries, associates and the joint venture. No deferred tax asset has been recognized in respect of the tax deduction which may be available on the future exercise of stock options.

12. Earnings/(Loss) per Share

        Earnings/(loss) per share is calculated by reference to the profit/(loss) for the year and the number of Ordinary shares in issue during the year as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Basic earnings/(loss) attributable to shareholders	16.0	(0.5)	(1,050.7)
Operating exceptional items:
Other	2.9	7.5	41.6
Goodwill impairment	—	—	923.3
Goodwill amortization	9.1	9.7	56.1
Exceptional item—loss/(profit) on disposal of operations	0.9	(3.6)	48.4
Exceptional interest charge	0.5	16.1	—
Prior year tax credit	(1.3)	(6.0)	(6.2)
Attributable taxation on exceptional items	—	(1.7)	(3.5)
Attributable taxation on the loss on disposal of operations	—	—	3.0
Reversal of deferred tax assets	—	—	19.0

Headline earnings attributable to shareholders	28.1	21.5	31.0

	(Number)
Weighted average number of shares in issue (millions)—basic and headline	939.2	929.3	922.5
Dilutive potential of employee share options	18.1	—	—

Weighted average number of shares in issue (millions)—diluted	957.3	929.3	922.5

	(pence)
Basic loss per share	1.70	(0.05)	(113.90)

Headline earnings per share	2.99	2.31	3.36

Diluted loss per share	1.67	(0.05)	(113.90)

        The shares in issue used to calculate basic and headline earnings/(loss) per share exclude the shares held by the Spirent Sharesave Trust (SST) (formerly Spirent Qualifying Employee Share Ownership Trust (QUEST)), and by the Spirent Employee Share Ownership Trust (ESOT) in accordance with FRS 14 "Earnings per Share".

13. Intangible Assets

Goodwill

(£ millions)
Cost:
At January 1, 2003	1,842.9
Increase during the year (note 31)	2.7
Disposal of operations (note 32)	(4.1)
Exchange adjustment	(56.0)

At December 31, 2003	1,785.5
Exchange adjustment	(40.2)

At December 31, 2004	1,745.3

Amortization:
At January 1, 2003	1,729.3
Provided during the year	9.7
Disposal of operations (note 32)	(3.5)
Exchange adjustment	(51.6)

At December 31, 2003	1,683.9
Provided during the year	9.1
Exchange adjustment	(36.5)

At December 31, 2004	1,656.5

Net book value at December 31, 2004	88.8

Net book value at December 31, 2003	101.6

        Goodwill is amortized principally over 20 years.

14. Tangible Assets

	Land and buildings
	Freehold	Long lease	Short lease	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Cost:
At January 1, 2003	16.9	10.9	24.1	118.0	70.7	240.6
Exchange adjustment	(0.8)	0.1	(0.9)	(4.1)	(4.0)	(9.7)
Additions—owned assets	0.3	—	0.2	11.6	4.6	16.7
—leased assets	—	—	—	—	0.3	0.3
Disposals	—	—	(0.4)	(4.0)	(3.8)	(8.2)
Disposal of operations (note 32)	—	—	(0.6)	(0.8)	(1.2)	(2.6)

At December 31, 2003	16.4	11.0	22.4	120.7	66.6	237.1
Exchange adjustment	(0.8)	0.1	(0.8)	(4.4)	(3.5)	(9.4)
Additions—owned assets	0.1	0.1	0.6	16.5	8.0	25.3
—leased assets	—	—	—	—	0.3	0.3
Inter-class transfers	—	—	—	(0.7)	0.7	—
Disposals	—	—	(0.2)	(2.8)	(4.5)	(7.5)
Disposal of operations (note 32)	—	—	(0.1)	—	(1.7)	(1.8)

At December 31, 2004	15.7	11.2	21.9	129.3	65.9	244.0

Depreciation:
At January 1, 2003	2.7	1.5	4.3	81.0	41.1	130.6
Exchange adjustment	(0.2)	—	(0.6)	(2.8)	(3.3)	(6.9)
Provided during the year	0.4	0.3	2.0	14.6	12.0	29.3
Fixed asset write down	—	—	3.2	—	—	3.2
Disposals	—	—	(0.2)	(3.6)	(3.6)	(7.4)
Disposal of operations (note 32)	—	—	(0.2)	(0.7)	(1.0)	(1.9)

At December 31, 2003	2.9	1.8	8.5	88.5	45.2	146.9
Exchange adjustment	(0.2)	—	(0.5)	(3.3)	(2.9)	(6.9)
Provided during the year	0.4	0.4	1.5	14.0	9.1	25.4
Inter-class transfers	—	—	—	(0.4)	0.4	—
Fixed asset write down	—	0.5	—	—	0.1	0.6
Disposals	—	—	(0.2)	(2.2)	(4.2)	(6.6)
Disposal of operations (note 32)	—	—	(0.1)	—	(1.6)	(1.7)

At December 31, 2004	3.1	2.7	9.2	96.6	46.1	157.7

Net book value at December 31, 2004	12.6	8.5	12.7	32.7	19.8	86.3

Net book value at December 31, 2003	13.5	9.2	13.9	32.2	21.4	90.2

        Tangible assets include the following amounts in respect of finance leased assets:

	Plant and machinery	Fixtures, fittings and equipment	Total
	(£ millions)
Net book value at January 1, 2003	0.4	0.7	1.1
Depreciation provided during the year	—	0.3	0.3
Net book value at December 31, 2003	0.4	0.6	1.0
Depreciation provided during the year	—	0.2	0.2
Net book value at December 31, 2004	0.3	0.5	0.8

15. Capital Commitments and contingent liabilities

	At December 31
	2004	2003
	(£ millions)
Capital expenditure commitments:
Contracted but not provided	1.0	1.5

16. Investment in Joint Venture

(£ millions)
At January 1, 2003	50.1
Share of retained profit	1.4
Additions	0.5
Disposal (note 32)	(54.3)
Exchange adjustment	2.6

At December 31, 2003	0.3
Share of retained loss	(0.7)
Additions	0.2
Accrued contribution to the joint venture	0.2

At December 31, 2004	—

        The joint venture company at December 31, 2004 and December 31, 2003 was:

	% holding	Nature of business
Spirent DM Limited	40	Communications

        It was agreed in 2004 that the Group would exit from the Spirent DM joint venture.

        In 2003 the joint venture result included the Group's share of the profit of WAGO. Spirent divested of its interest in WAGO in April 2003.

	% holding	Nature of business
Wago Kontakttechnik GmbH	51	Interconnection products
Wago Contact SA	51	Interconnection products

        Additional disclosures in respect of the joint ventures are as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Profit and loss account
Turnover	—	22.4	75.6

(Loss)/profit before tax	(0.7)	2.5	6.7
Taxation	—	(1.1)	(2.7)

(Loss)/profit after tax	(0.7)	1.4	4.0

        The share of the gross and net assets of the joint venture at December 31, 2004 is nil (2003 £0.3 million).

17. Investment in Associates

Share of retained profit and reserves
(£ millions)
At January 1, 2003	13.3
Share of retained profit	1.1
Exchange adjustment	0.2

At December 31, 2003	14.6
Share of retained profit	1.7
Exchange adjustment	(0.5)

At December 31, 2004	15.8

        The associated companies at December 31, 2004 and 2003 were as follows:

	% holding	Nature of business
Tyton Company of Japan	49	Cable management products
3M/ECC	20	Cable management products

18. Stocks

	At December 31
	2004	2003
	(£ millions)
Raw materials	12.1	12.6
Work in progress	6.2	5.0
Finished goods	35.7	37.4

	54.0	55.0

19. Debtors

	At December 31
	2004	2003
	(£ millions)
Due within one year:
Trade debtors	74.6	69.5
Owed by associates	0.3	0.2
Other debtors	6.3	8.2
Prepayments and accrued income	7.2	7.3

	88.4	85.2
Due after one year:
Other debtors	0.2	0.2
Prepayments	1.3	1.5

	1.5	1.7

Total debtors	89.9	86.9

        Trade debtors at December 31, 2004 are stated after deducting provisions for bad and doubtful debts of £1.3 million (2003 £1.6 million).

20. Notes to the Cash Flow Statement

	Year ended December 31
	2004	2003	2002
	(£ millions)
Returns on Investments and Servicing of Finance
Interest received	1.6	3.6	4.0
Interest paid	(8.4)	(12.6)	(14.7)
Interest element of finance lease rental payments	(0.4)	(0.5)	(0.1)
Exceptional interest paid	(2.3)	(13.7)	—

Net cash outflow for returns on investments and servicing of finance	(9.5)	(23.2)	(10.8)

Taxation
Corporation tax paid	—	(3.3)	(11.9)
Overseas tax (paid)/received	(3.1)	12.2	7.7

Tax (paid)/received	(3.1)	8.9	(4.2)

Capital Expenditure and Financial Investment
Capital expenditure	(25.3)	(16.7)	(27.6)
Receipts from sales of tangible assets	0.5	0.9	1.8

Net cash outflow for capital expenditure and financial investment	(24.8)	(15.8)	(25.8)

Acquisitions and Disposals
Acquisition of subsidiaries (note 31)	(1.1)	(1.1)	(49.2)
Acquisition of joint venture	—	(0.5)	—
Contribution to joint venture	(0.2)	—	—
Disposal of operations (note 32)	2.5	62.0	55.6

Net cash inflow for acquisitions and disposals	1.2	60.4	6.4

Management of Liquid Resources
Sale of investments	—	0.1	0.2

Financing
Issue of share capital	1.5	0.7	2.4
New loans	—	9.4	75.7
Repayment of loans	(10.2)	(152.9)	(23.6)
Repayment of capital element of finance lease rentals	(0.8)	(0.8)	(0.7)

Net cash (outflow)/inflow from financing	(9.5)	(143.6)	53.8

21. Analysis of Changes in Net Debt

	January 1, 2002	Cash flow	Non cash changes	Exchange adjustment	December 31, 2002
	(£ millions)
Cash at bank and in hand	27.6	56.8	—	(0.9)	83.5
Overdrafts	(0.4)	(0.2)	—	—	(0.6)

Net cash	27.2	56.6	—	(0.9)	82.9
Current asset investments	0.3	(0.2)	—	—	0.1
Bank loans due within one year	(10.0)	9.6	—	—	(0.4)
Other loans and finance lease obligations due within one year	(0.8)	0.2	(0.2)	—	(0.8)

Net liquid funds	16.7	66.2	(0.2)	(0.9)	81.8
Senior unsecured loan notes due after one year	(148.9)	—	—	13.9	(135.0)
Bank loans due after one year	(24.2)	(75.5)	—	0.3	(99.4)
Other loans and finance lease obligations due after one year	(22.7)	14.3	(0.2)	(0.6)	(9.2)

Net debt	(179.1)	5.0	(0.4)	12.7	(161.8)

	January 1, 2003	Cash Flow	Non cash changes	Exchange adjustment	December 31, 2003
	(£ millions)
Cash at bank and in hand	83.5	(44.8)	—	(1.1)	37.6
Overdrafts	(0.6)	(0.1)	—	—	(0.7)

Net cash	82.9	(44.9)	—	(1.1)	36.9
Current asset investments	0.1	(0.1)	—	—	—
Bank loans due within one year	(0.4)	—	—	—	(0.4)
Other loans and finance lease obligations due within one year	(0.8)	0.1	—	—	(0.7)

Net liquid funds	81.8	(44.9)	—	(1.1)	35.8
Senior unsecured loan notes due after one year	(135.0)	47.0	(0.2)	7.4	(80.8)
Bank loans due after one year	(99.4)	96.6	(0.6)	0.1	(3.3)
Other loans and finance lease obligations due after one year	(9.2)	0.6	(0.3)	(0.3)	(9.2)

Net debt	(161.8)	99.3	(1.1)	6.1	(57.5)

	January 1, 2004	Cash Flow	Non cash changes	Exchange adjustment	December 31, 2004
	(£ millions)
Cash at bank and in hand	37.6	14.7	—	(0.6)	51.7
Overdrafts	(0.7)	—	—	—	(0.7)

Net cash	36.9	14.7	—	(0.6)	51.0
Bank loans due within one year	(0.4)	(0.1)	0.3	—	(0.2)
Other loans and finance lease obligations due within one year	(0.7)	(0.1)	—	(0.1)	(0.9)

Net liquid funds	35.8	14.5	0.3	(0.7)	49.9
Senior unsecured loan notes due after one year	(80.8)	10.3	—	5.7	(64.8)
Bank loans due after one year	(3.3)	0.9	—	0.2	(2.2)
Other loans and finance lease obligations due after one year	(9.2)	—	(0.3)	0.2	(9.3)

Net debt	(57.5)	25.7	—	5.4	(26.4)

22. Creditors Due within One Year

	At December 31
	2004	2003
	(£ millions)
Trade creditors	28.0	27.6
Payments received on account	0.1	—
Owed to associates	0.8	0.8
Other creditors	7.1	10.0
Accruals and deferred income	49.5	42.9
Corporation tax—UK and overseas	26.2	24.7
Other taxes and social security costs	5.1	5.3

	116.8	111.3

23. Loans and Overdrafts

	At December 31
	2004	2003
	(£ millions)
Bank overdrafts:
Secured	0.7	0.7
Bank loans due within one year (note 26)	0.2	0.4
Other loans and finance lease obligations due within one year (note 26)	0.9	0.7

	1.8	1.8

        Where applicable, overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The weighted average interest rate payable on the bank overdrafts is 3.4% (2003 3.6%).

24. Creditors Due After More Than One Year

	At December 31
	2004	2003
	(£ millions)
Senior unsecured loan notes (note 27)	64.8	80.8
Bank loans (note 26)	2.2	3.3
Other loans and finance lease obligations (note 26)	9.3	9.2
Other creditors	1.1	1.3
Deferred income	2.5	0.4
Pension	0.3	0.6

	80.2	95.6

25. Provisions for Liabilities and Charges

	Year ended December 31
	2004	2003	2002
	(£ millions)
Deferred Taxation
At January 1	2.3	2.4	(24.3)
Exchange adjustment	—	(0.3)	1.4
Movement in respect of pension liability	(1.0)	0.5	(1.4)
Disposal of subsidiaries (note 32)	—	—	0.3
Charged/(credited) during the year (note 11)	0.6	(0.3)	26.4

At December 31	1.9	2.3	2.4

	At December 31
	2004	2003
	(£ millions)
Deferred taxation provided:
Capital allowances in advance of the corresponding charges for depreciation	1.4	1.4
Other short-term timing differences	0.5	0.9

	1.9	2.3

        In accordance with FRS 19 "Deferred Tax", deferred tax assets have not been recognized in respect of total tax losses of £110.2 million (2003 £94.9 million). In addition, deferred tax assets of £

13.3 million (2003 £18.3 million), arising principally in respect of timing differences, have not been recognized (see note 11).

	Year ended December 31
	2004	2003
	(£ millions)
Other provisions
Lease provisions
At January 1	17.9	26.0
Charged during the year	1.7	1.0
Released during the year	(1.8)	(1.8)
Transfers out	—	(1.0)
Released in the year in relation to prior year disposals	(1.2)	—
Discount on unwind of lease provision	0.2	—
Utilized during the year	(4.1)	(5.1)
Exchange adjustment	(0.2)	(1.2)

	12.5	17.9
Restructuring costs
Charged during the year	1.3	—

	1.3	—

Total other provisions	13.8	17.9

Current	4.2	4.6
Non-current	9.6	13.3

Total other provisions	13.8	17.9

        The lease provisions are for the continuing obligations under leases in respect of properties which have been vacated by the Group. Where material lease provisions have been discounted. The Company expects these provisions to be utilized over the next 12 years.

        The restructuring costs relate to our exit from the Spirent DM joint venture and will be paid in 2005.

26. Loans and Finance Lease Obligations

	At December 31
	2004	2003
	(£ millions)
Secured:
Bank loans wholly repayable within five years	2.4	3.7
Other loans not wholly repayable within five years	0.6	0.7
Finance lease obligations	9.6	9.2

	12.6	13.6

Repayment schedules for amounts due at December 31 are as follows:
Bank loans
Between two and five years	2.0	2.8
Between one and two years	0.2	0.5

Due after more than one year (note 24)	2.2	3.3
Due within one year (note 23)	0.2	0.4

Total bank loans	2.4	3.7

Other loans and finance leases
After five years	6.8	7.0
Between two and five years	1.7	1.5
Between one and two years	0.8	0.7

Due after more than one year (note 24)	9.3	9.2
Due within one year (note 23)	0.9	0.7

Total other loans and finance leases	10.2	9.9

	12.6	13.6

        Where applicable loans are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries. The long-term secured loans are repayable in 2017 and bear interest at an average rate of 4.0%.

        Repayment schedules for loans and finance leases at December 31, 2004 are as follows:

			Finance Leases
	Bank Loans	Other Loans
			Capital	Interest	Total
	(£ millions)
Due within one year	0.2	—	0.9	0.5	1.6
Between one and two years	0.2	—	0.8	0.5	1.5
Between two and three years	0.2	—	0.7	0.4	1.3
Between three and four years	1.8	—	0.5	0.4	2.7
Between four and five years	—	—	0.5	0.2	0.7
After five years	—	0.6	6.2	0.8	7.6

	2.4	0.6	9.6	2.8	15.4

27. Senior Unsecured Loan Notes

	At December 31
	2004	2003
	(£ millions)
Due after more than one year
Senior unsecured loan notes 2006	2.8	3.6
Senior unsecured loan notes 2009	62.2	77.4

	65.0	81.0
Less debt issuance costs	(0.2)	(0.2)

Due after more than one year (note 24)	64.8	80.8

        At December 31, 2004 the following loan notes were in issue:

  (a)
  $5.5 million bearing interest at 9.19% repayable on November 23, 2006

  (b)
  $36.2 million bearing interest at 9.31% repayable on November 23, 2009

  (c)
  $65.9 million bearing interest at 9.41% repayable on November 23, 2009

  (d)
  $17.2 million bearing interest at 10.00% repayable on November 23, 2009. An interest rate derivative was entered into in 1999 to reduce the effective interest rate to 9.53%

        Loan notes are repayable:

  (i)
  at maturity or,

  (ii)
  at any time at the Company's option in an amount of not less than 5% of the aggregate principal amount then outstanding plus a make-whole amount.

If Spirent plc repaid at its option the total principal amount of the loan notes at December 31, 2004 then a make-whole amount of $22.1 million (£11.5 million) would become payable.

28. Financial Risk Management

        The key objective of the Group Treasury department is to manage the financial risks of the business and to ensure that sufficient liquidity is available to the Group. All treasury activity operates within a formal control framework. The Board has approved treasury policies and guidelines and periodically reviews treasury activities. Additionally, it is the Group's policy that speculative treasury transactions are expressively forbidden.

        The major risks managed by Treasury, under the approved policies, are liquidity and refinancing risk, interest rate and currency risk and counterparty credit risk. Financial instruments including derivatives are used to manage these exposures when deemed appropriate.

Financing

        The Group's objective is to ensure that there are sufficient sources of funding to meet its projected requirements. Its operations are financed through a combination of retained earnings and external financing. Financing is raised principally by the parent company and lent to subsidiaries on commercial terms.

        Debt is largely sourced from the syndicated bank market and the US private placement market.

        At December 31, 2004, the amount of senior unsecured loan notes was $124.8 million, equivalent to £65.0 million at December 31, 2004 exchange rates. These notes have maturity dates of 2006 and 2009.

        Committed bank facilities amounted to £30 million at December 31, 2004 on which there were no amounts drawn. These facilities matured on February 2, 2005 but were replaced with a new 364-day bank facility of £30 million. This new facility has a 12 month term-out option.

Interest Rate Management

        The objective of our interest rate management policy is to reduce the volatility of the interest charge. Interest rate exposure is managed through an optimum mix of fixed and floating rate debt and the use of interest rate swaps.

        At December 31, 2004 the Group's borrowings were composed of 51% of fixed rate debt. This excludes $72.1 million of senior unsecured loan notes which have been swapped into floating rates through the use of interest rate swaps which terminate on November 23, 2009. These swaps are callable at the counterparties' option at six-monthly intervals.

        Our interest charge excluding exceptional interest expense was £6.8 million (2003 £9.3 million; 2002 £12.3 million). A one percentage point movement in short-term dollar interest rates based on the year-end position would impact profit before taxation by approximately £0.3 million.

Currency Management

        Currency exposures arise from trading transactions undertaken by subsidiaries in foreign currencies and on the translation of the operating results and net assets of our overseas subsidiaries.

        Group Treasury, by means of forward foreign exchange contracts, carries out the majority of the hedging activity.

        We do not enter into instruments to hedge the translation exposures of the operating results or net assets of our overseas subsidiaries since these are accounting and not cash exposures. However, to provide a partial hedge we match, as far as possible, the currency of our borrowings with the currency profile of our operating results and net assets.

        At December 31, 2004 the balance sheet translation exposure was 61% hedged (2003 61%).

        During the year sterling strengthened against the US dollar the main currency to which we are exposed.

(a)   Interest Rate Risk

        The interest rate profile of the Group's financial assets and liabilities at December 31, after taking into account interest rate swaps was as follows:

	At December 31, 2004
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	29.1	0.2	29.3
US dollar	9.1	1.8	10.9
Euro	5.8	0.4	6.2
Other	4.3	1.2	5.5

	48.3	3.6	51.9

	At December 31, 2003
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	8.5	0.4	8.9
US dollar	17.2	1.1	18.3
Euro	4.0	0.6	4.6
Other	4.3	1.7	6.0

	34.0	3.8	37.8

        The financial assets of the Group comprise:

	At December 31
	2004	2003
	(£ millions)
Debtors due after more than one year (excluding prepayments) (note 19)	0.2	0.2
Cash at bank and in hand (note 21)	51.7	37.6

	51.9	37.8

        Floating rate financial assets comprised cash deposits at call, seven-day and monthly rates.

        The weighted average period to maturity for financial assets on which no interest is paid is less than one year.

	At December 31, 2004
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	—	3.0	3.0
US dollar	30.2	37.5	11.1	78.8
Euro	9.7	0.5	0.8	11.0
Other	—	0.2	—	0.2

	39.9	38.2	14.9	93.0

	At December 31, 2003
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	—	1.3	1.3
US dollar	43.7	40.4	16.1	100.2
Euro	10.0	0.4	1.8	12.2
Other	0.2	0.4	—	0.6

	53.9	41.2	19.2	114.3

	At December 31, 2004			At December 31, 2003
Financial liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities	Average interest rates of fixed rate liabilities	Weighted average period to maturity of fixed rate liabilities	Weighted average period to maturity of non-interest bearing liabilities
	(%)	(years)	(years)	(%)	(years)	(years)
Sterling	—	—	5.0	11.5	2.3	4.7
US dollar	9.2	4.6	2.9	9.2	5.6	3.1
Euro	4.9	12.1	8.4	5.7	12.8	6.5
Other	—	—	—	11.2	2.1	—
Group	8.1	6.4	3.6	8.6	6.9	3.5

        The financial liabilities of the Group comprise:

	At December 31
	2004	2003
	(£ millions)
Bank overdrafts, current installment of loans and finance lease obligations (note 23)	1.8	1.8
Senior unsecured loan notes due after more than one year (note 24)	64.8	80.8
Bank loans due after more than one year (note 24)	2.2	3.3
Other loans and finance lease obligations due after more than one year (note 24)	9.3	9.2
Other creditors falling due after more than one year (note 24)	1.1	1.3
Provisions (note 25)	13.8	17.9

	93.0	114.3

        2003 comparatives have been restated to include provisions.

        The floating rate liabilities at December 31, 2004 comprise primarily $72.1 million (2003 $72.1 million) of the senior unsecured loan notes for which interest rate swaps are in place. Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

(b)   Maturity of Financial Liabilities

        The maturity profile of the Group's financial liabilities is as follows:

	At December 31
	2004	2003
	(£ millions)
In one year or less, or on demand	6.0	6.4
In more than one year but not more than two years	6.0	4.7
In more than two years but not more than five years	70.0	14.5
In more than five years	11.0	88.7

	93.0	114.3

Undrawn Committed Borrowing Facilities:
Expiring in one year or less	31.6	61.5

        The committed borrowing facilities comprise primarily of a £30 million multi-currency revolving credit facility.

        At December 31, 2004 the commitment fees payable on the unutilized portion of the loan facilities are 0.65% on the undrawn, uncanceled amount.

        The Group put in place a new £30 million 364-day working capital facility effective from February 17, 2005 with a 12 month term-out option to replace the existing £30 million facility. The commitment fee on this facility is 0.30% per annum on the undrawn, uncanceled amount.

(c)   Currency Exposure of Financial Assets and Liabilities

        The tables show the net unhedged monetary assets and liabilities of Group companies at December 31. These monetary assets and liabilities are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.

        At December 31, 2004 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.1	1.6	0.3	2.0
US dollar	(0.7)	—	(0.3)	(1.8)	(2.8)
Euro	(0.6)	(0.9)	—	—	(1.5)
Other	(0.5)	2.0		0.7	2.2

	(1.8)	1.2	1.3	(0.8)	(0.1)

        At December 31, 2003 these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	(1.0)	0.6	—	(0.4)
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	(0.8)	(1.5)	—	0.2	(2.1)
Other	(1.9)	1.7	(0.9)	0.6	(0.5)

	(3.0)	(0.8)	(0.4)	0.8	(3.4)

(d)   Fair Value of Financial Instruments

	As at December 31
	2004		2003
	Book Value	Fair Value	Book Value	Fair Value
	(£ millions)
Primary financial instruments held or issued to finance the Group's operations:
Short-term borrowings and current portion of long-term borrowings	(1.8)	(1.8)	(1.8)	(1.8)
Long-term senior unsecured loan notes	(64.8)	(75.3)	(80.8)	(97.0)
Other long-term borrowings	(11.5)	(11.7)	(12.5)	(11.8)
Cash and other liquid funds	51.7	51.7	37.6	37.6
Other financial assets	0.2	0.2	0.2	0.2
Other financial liabilities	(14.9)	(14.9)	(19.2)	(19.2)

	(41.1)	(51.8)	(76.5)	(92.0)
Derivative financial instruments held to manage the interest rate and currency profile:
Interest rate swaps	—	(1.0)	—	(1.3)
Forward foreign exchange contracts	—	0.5	—	0.4

	(41.1)	(52.3)	(76.5)	(92.9)

        The derivative financial instruments are as follows:

          (a)   Interest rate swaps for $72.1 million (£37.6 million). The swaps terminate on November 23, 2009 and can be canceled at the bank's option at six monthly intervals with no mark to market settlement. The swaps have been transacted with two banks and are split $48.0 million and $24.1 million between them. The terms of the $48.0 million swap allow for either party to exercise a break on November 23, 2005 or November 23, 2008. The swap for $24.1 million allows either party to exercise a break at November 23, 2005. If a break is exercised a mark to market settlement is made at the fair value. At December 31, 2004, the fair value was £1.0 million which would have been payable by Spirent to the banks.

          (b)   Forward foreign exchange contracts used to hedge material transactional exposures.

(e)   Hedges

        It is the Group's policy to hedge a proportion of its transactional currency exchange exposures using forward foreign currency contracts and its interest rate exposures by using interest rate swaps.

        Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged itself is recognized.

        Unrecognized gains and losses on instruments used for hedging are as follows:

	Year ended December 31
	2004			2003
	Gains	Losses	Total net gains/losses	Total net gains/losses
	(£ millions)
Unrecognized gains/(losses) at January 1	0.4	(1.3)	(0.9)	0.9
(Gains)/losses arising in previous years recognized in the year	(0.4)	—	(0.4)	(0.9)

Gains/(losses) arising before January 1 that were not recognized in the year	—	(1.3)	(1.3)	—
Gains/(losses) arising in the year that were not recognized	0.5	0.3	0.8	(0.9)

Unrecognized gains/(losses) on hedges at December 31	0.5	(1.0)	(0.5)	(0.9)

Expected to be recognized:
In one year or less	0.5	—	0.5	0.4
In later years	—	(1.0)	(1.0)	(1.3)

	0.5	(1.0)	(0.5)	(0.9)

29. Operating Lease Commitments

        Annual commitments which expire:

	At December 31
	2004	2003
	(£ millions)
In respect of land and buildings (subject to periodic rent reviews):
Within one year	0.5	0.3
In the second to fifth years	5.0	5.2
Over five years	4.0	4.4

	9.5	9.9

In respect of plant and equipment:
Within one year	0.2	0.4
In the second to fifth years	0.4	0.1

	0.6	0.5

        The aggregate payments, for which there are commitments under operating leases at December 31, 2004 fall due as follows:

	Land and Buildings	Plant and Equipment	Total
	(£ millions)
Due within one year	9.5	0.5	10.0
Between one and two years	8.5	0.3	8.8
Between two and three years	7.3	0.1	7.4
Between three and four years	5.3	0.1	5.4
Between four and five years	4.7	—	4.7
After five years	20.7	—	20.7

	56.0	1.0	57.0

30. Share Options

        The Group has the following share option schemes and share incentive arrangements.

(a)   1985 and 1995 Executive Share Option Scheme (ESOS)

        The Inland Revenue approved 1995 ESOS incorporates the guidelines issued by the Association of British Insurers (ABI) at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the UK and overseas. There are currently 328 participating executives in the ESOS.

        Awards under the 1995 ESOS, normally determined annually, are at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No price is payable on the grant of an option and no options have been, or can be, granted at a discount to the market price.

        The normal exercise period for options granted under the ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the 1995 ESOS are subject to the achievement of an earnings per share (EPS) performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, there has been an increase in the Company's headline EPS which is at least 6% more than the increase in the Retail Price Index over the same period.

        All ESOS grants made after May 11, 2000 to the executive directors and certain senior managers are subject to enhanced performance conditions on exercise. The enhanced performance conditions require the Company's headline EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for 100% option vesting), with a sliding scale between these points. In addition, performance testing over the 10 year option term is measured from a base point fixed at the date of grant. Performance will be tested on the third anniversary of grant and, if the target conditions at that time have not yet been met in full, performance will be tested again on the fourth and fifth anniversaries of grant only, with the performance hurdle being increased in proportion to the extended period.

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

(c)   Spirent Stock Incentive Plan (SSIP)

        The SSIP (formerly the Spirent Stock Option Plan) was introduced in 2000. This discretionary plan is primarily targeted at selected employees in the Communications group with grants normally determined annually by reference to the seniority and contribution of the individual, together with the performance of the relevant business and prevailing local market practice. Under the SSIP, grants are also permitted to selected newly hired and promoted employees on a monthly basis.

        Following an Extraordinary General Meeting held in June 2004, shareholders approved the renewal of the SSIP until the Company's 2007 AGM along with several amendments including the ability to award stock appreciation rights (SARs) as well as stock options. SARs will deliver the appreciation value (i.e. the aggregated increase in the market value of an Ordinary share over the SAR price) in the form of new issue Ordinary shares. The SARs approach will help the Company manage its dilution headroom more efficiently as only the SAR gain and not the entire share value will need to be funded. Using a SARs-based approach, it is not possible to determine the precise level of dilution until the SARs are exercised. 20.1 million SARs, with exercise prices of between 56 pence and 71 pence were outstanding at December 31, 2004, however, no SARs were exercised in 2004.

        Awards made pursuant to the SSIP normally vest over four years, provided that the employee remains in employment. Awards normally become 25% exercisable on the first anniversary of the date of grant, and thereafter in equal proportions on a monthly basis over a further 36 months. Any award not exercised by the seventh anniversary of grant will lapse.

        SSIP awards granted from June 2004 to certain senior managers will only become exercisable subject to the achievement of certain performance conditions which are broadly the annual equivalent of the enhanced conditions for the ESOS, described above.

        No price is payable on the grant of options or SARs and no options or SARs have been, or can be, granted at a discount to the market price.

(d)   Netcom Amended and Restated Stock Option Plan (NARSOP)

        Spirent completed the acquisition of Netcom Systems Inc. (Netcom) in 1999. $44.5 million of the total consideration was satisfied through the rollover of outstanding options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million Ordinary Spirent shares (as adjusted) on substantially similar terms as previously existed under the NARSOP. All remaining outstanding options are fully vested and exercisable until they expire.

(e)   Zarak Amended and Restated Stock Option Plan (ZARSOP)

        Out of a total consideration of approximately 44.9 million Ordinary shares issued for the acquisition of Zarak Systems Corporation (Zarak) in 2000, approximately 3.8 million shares arose in connection with the rollover of outstanding options over Zarak shares into options over Spirent Ordinary shares on substantially similar terms as previously existed under the ZARSOP. These options are primarily held by Zarak employees and have either a five or ten year life from the original date of grant.

        Unvested rolled over options were capable of immediate exercise (i.e. prior to their respective vesting date) and any shares arising from such an event were held in the ESOT until the relevant vesting date. The option holder was entitled to the beneficial (but not legal) interest in the shares whilst they were held in trust but they remained subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment was terminated prior to the vesting date. All ZARSOP options and resulting shares held in the ESOT have now fully vested.

(f)    Caw Amended and Restated Stock Plan (CARSP)

        Out of a total initial consideration for the acquisition of Caw Networks, Inc. (Caw) in 2002 of $49 million, approximately $4 million was in respect of Spirent Ordinary shares and options which arose on the roll-over of outstanding options and shares under the previous Caw employee stock plan. The options and shares will vest over a period expiring in 2006 on substantially similar terms as previously existed under the CARSP. The options are held by Caw employees and have a 10 year life from the original date of grant. Pursuant to the terms of the Merger Agreement for Caw, an additional cash payment of 78.8 US cents was payable as each share vested or upon the exercise of a vested option.

        Any Ordinary shares issued under the CARSP are restricted until they have vested or are not at risk from forfeiture under the plan rules. Unvested rolled-over options are capable of immediate exercise (i.e. prior to their respective vesting date) and any shares arising from such an event are held in the ESOT until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares while they are held in the ESOT but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

        In accordance with the original terms for acquiring Caw, in March 2004, Spirent allotted 4.3 million Ordinary shares and issued 75,000 options following the achievement by Caw of certain technical and financial earn out targets. Participation in the CARSP entitled the participants to a share in the earn out. Any earn out payment for an outstanding CARSP option was made by increasing the number of shares subject to the option and decreasing the per share exercise price so as to preserve the existing aggregate total exercise price. Of the 4.3 million shares, 54,000 shares were issued to the ESOT in respect of unvested restricted shares, which remained subject to forfeiture prior to vesting. As a result of the earn out, the additional cash payment referred to above was adjusted to 66.9 US cents as each share vests or upon the exercise of a vested option.

        In accordance with the rules of the ESOS noted in (a) above, the Ordinary shares subject to rolled over options for the acquisition of Netcom, Zarak and Caw, or granted under the SSIP, do not count toward ABI scheme limits. The plans mentioned in (d) to (f) above are now closed to new entrants and no further awards of options can be made under them.

(g)   United Kingdom Savings Related Share Option Scheme (SRSOS)

        The SRSOS is an Inland Revenue approved scheme and is open to all UK employees, subject to a qualifying service period. The employee enters into a Save-As-You-Earn contract with the Company's savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

        No price is payable on the grant of an option. The option exercise price is calculated by reference to the middle market price of an Ordinary share on the business day prior to the beginning of the invitation period, discounted by up to 20% at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date, as elected by the option holder at the start of the contract.

        The Company has established an employee share ownership trust to honor the contractual commitment to deliver Ordinary shares against the valid exercise of outstanding options under the SRSOS and Spirent Sharesave Trust Limited ('SST'), a wholly-owned subsidiary of Spirent plc, acts as sole trustee. During the year no shares were transferred to participants. SST has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in Note 12.

(h)   United States Employee Stock Purchase Plan (ESPP)

        The ESPP operates on a broadly similar basis to the SRSOS. It enables the Company to grant to eligible employees in the United States the right to acquire Spirent American Depositary Shares using proceeds of a savings contracts. When joining the ESPP, participants enter into a contract to save up to 15% of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over a contract period of 12 months by way of regular payroll deductions.

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

        At December 31, 2004, the following rights were outstanding under the SARP:

Rights exercise dates	Rights price (p)	Number of rights outstanding (millions)
09.10.00–06.29.10	182–416	2.6

Spirent Employee Share Ownership Trust (ESOT)

        At December 31, 2004 the ESOT held 10.3 million Ordinary shares (2003 11.2 million Ordinary shares) to satisfy awards under various share based incentive schemes as described above. Of this number, 0.6 million Ordinary shares were unconditionally vested at December 31, 2004 (2003 1.3 million Ordinary shares).

        Movements in the options outstanding under the option schemes for the three years in the period ended December 31, 2004 and the related weighted average option prices are shown in the two tables below.

	1985 and 1995 Executive Share Option Scheme		International Executive Share Option Scheme		Spirent Stock Incentive Plan(1)		Caw Amended and Restated Stock Plan(2)		Netcom Amended and Restated Stock Option Plan
	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price
	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)
Options outstanding at January 1, 2002	14.8	204	0.2	104	48.2	330	—	—	15.1	46
Granted/transferred into plan	5.4	128	—	—	42.1	99	1.2	12	—	—
Exercised	(0.1)	109	—	—	—	—	—	—	(2.0)	22
Lapsed or canceled	(2.2)	213	—	—	(10.7)	274	(0.1)	12	(0.2)	95

Options outstanding at December 31, 2002	17.9	181	0.2	104	79.6	215	1.1	12	12.9	49
Granted/transferred into plan	7.6	16	—	—	21.1	57	—	—	—	—
Exercised	—	—	—	—	(0.4)	16	(0.2)	11	(0.7)	20
Lapsed or cancelled	(3.0)	183	—	—	(37.6)	307	(0.2)	10	(1.0)	59

Options outstanding at December 31, 2003	22.5	125	0.2	104	62.7	108	0.7	11	11.2	50
Granted/transferred into plan	6.2	61	—	—	25.0	68	0.1	9	—	—
Exercised	(0.1)	29	—	—	(2.6)	24	(0.3)	9	(1.5)	23
Lapsed or canceled	(1.5)	184	(0.1)	104	(8.4)	145	(0.2)	10	(1.0)	97

Options outstanding at December 31, 2004	27.1	107	0.1	104	76.7	94	0.3	9	8.7	50

Options exercisable
At December 31, 2004	8.2	125	0.1	104	36.4	117	0.3	9	8.7	50
At December 31, 2003	5.4	147	0.2	104	25.4	142	0.7	11	11.2	50
At December 31, 2002	7.5	150	0.2	104	21.0	320	1.1	12	12.7	48

(1)
Formerly the Spirent Stock Option Plan.

(2)
The exercise consideration for options under this plan is paid in US dollars and has been translated into sterling in the above table at an exchange rate of £1 = $1.83, being the average exchange rate for 2004.

	Net-HOPPER Amended and Restated Plan(1)		Zarak Amended and Restated Stock Option Plan		Savings Related Share Option Scheme		Employee Stock Purchase Plan(2)		Global All Employee Share Purchase Plan(2)
	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price	No. of shares	Weighted average option price
	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)
Options outstanding at January 1, 2002	0.2	58	2.0	185	6.7	107	1.0	98	—	—
Granted/transferred into plan	—	—	—	—	4.0	41	3.0	14	0.3	14
Exercised	(0.2)	58	(0.1)	69	(0.8)	99	(1.0)	83	—	—
Lapsed or canceled	—	—	(0.8)	159	(4.6)	106	—	—	—	—

Options outstanding at December 31, 2002	—	—	1.1	220	5.3	61	3.0	14	0.3	14
Granted/transferred into plan	—	—	—	—	3.4	38	3.0	50	0.3	50
Exercised	—	—	—	—	—	—	(3.0)	14	(0.3)	14
Lapsed or cancelled	—	—	(0.3)	167	(1.6)	69	—	—	—	—

Options outstanding at December 31, 2003	—	—	0.8	237	7.1	48	3.0	50	0.3	50
Granted/transferred into plan	—	—	—	—	—	—	2.5	50	0.2	50
Exercised	—	—	—	—	(0.1)	41	(3.0)	50	(0.3)	50
Lapsed or canceled	—	—	(0.2)	311	(1.1)	64	—	—	—	—

Options outstanding at December 31, 2004	—	—	0.6	218	5.9	45	2.5	50	0.2	50

Options exercisable
At December 31, 2004	—	—	0.6	218	0.2	110	—	—	—	—
At December 31, 2003	—	—	0.8	237	—	—	—	—	—	—
At December 31, 2002	—	—	1.1	220	0.1	135	—	—	—	—

(1)
Shares rolled over on acquisition of Net-HOPPER System Inc in November 2000. The Net-HOPPER Amended and Restated Plan is now closed.

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

        Under Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31
	2004	2003	2002
Dividend yield	0.9%	0.9%	0.9%
Expected volatility	105%	109.0%	70.0%
Risk free interest rate	3.5%	2.5%	2.7%
Expected life	4.2 years	4.1 years	4.9 years

        The weighted average fair values of options granted are as follows:

	Year ended December 31
	2004	2003	2002
Options granted at market value of the underlying shares	48p	31p	53p
Options granted at a discount to the market value of the underlying shares	21p	23p	23p

        Summarized information about options outstanding under the share option schemes at December 31, 2004 is as follows:

	Options outstanding
				Options exercisable
		Weighted average remaining contract life
Range of exercise prices (pence)	Number outstanding		Weighted average option price	Number exercisable	Weighted average option price
	(millions)	(years)	(pence)	(millions)	(pence)
1985 Executive Share Option Scheme
108	0.1	0.3	108	0.1	108

1995 Executive Share Option Scheme
16	7.5	8.2	16	1.9	16
56 to 72	7.0	9.2	62	—	—
113 to 163	8.9	5.5	132	5.4	133
305 to 598	3.6	5.9	320	0.8	322

International Executive Share Option Scheme
104	0.1	0.3	104	0.1	104

Spirent Stock Incentive Plan(1)
6	0.2	4.8	6	0.1	6
13 to 18	10.4	5.0	17	9.9	17
22	0.1	5.3	22	—	—
38 to 56	2.3	5.9	46	0.6	46
61 to 87	46.7	5.8	67	12.7	69
94 to 140	2.2	4.1	119	1.7	120
141 to 190	10.2	4.2	144	7.0	144
270 to 400	2.4	2.9	321	2.3	321
488 to 617	2.2	3.0	585	2.1	585

Caw Amended and Restated Plan(2)
10 to 13	0.3	6.9	9	0.3	9

Netcom Amended and Restated Stock Option Plan
15 to 18	3.5	2.3	18	3.5	18
24 to 36	2.2	2.9	24	2.2	24
54	0.1	3.2	54	0.1	54
90 to 121	2.5	3.9	98	2.5	98
151	0.4	4.5	151	0.4	151

Zarak Amended and Restated Stock Option Plan
127	0.5	5.5	127	0.5	127
350 to 572	0.1	5.8	519	0.1	519

Savings Related Share Option Scheme
38 to 41	5.5	3.1	39	—	—
83 to 103	0.3	1.3	93	0.1	93
142 to 518	0.1	1.2	214	0.1	143

Employee Stock Purchase Plan(3)
50	2.5	0.1	50	—	—

Global All Employee Share Purchase Plan(3)
50	0.2	0.1	50	—	—

(1)
Formerly the Spirent Stock Option Plan.

(2)
The exercise consideration for options under this plan is paid in US dollars and has been translated into sterling in the above table at an exchange rate of £1 = $1.83, being the average exchange rate for 2004.

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

        In accordance with the rules of the following share option schemes, options were exercised during the three years in the period ended December 31, 2004 which resulted in new shares being allotted as shown below:

	Number of Ordinary shares year ended December 31			Total consideration received year ended December 31
	2004	2003	2002	2004	2003	2002
	(millions)			(£ million)
Discretionary Schemes	2.7	0.4	0.1	0.6	0.1	0.1
Netcom Amended and Restated Stock Option Plan	1.5	0.7	2.1	0.3	0.1	0.5
Net-HOPPER Amended and Restated Plan	—	—	0.2	—	—	0.1
Zarak Amended and Restated Stock Option Plan	—	—	0.1	—	—	0.1
Caw Amended and Restated Stock Plan(1)	0.3	0.2	—	0.1	—	2.8
All Employee Share Schemes	3.4	3.3	1.8	0.5	0.5	1.6

	7.9	4.6	4.3	1.5	0.7	5.2

(1)
The exercise consideration for options under this plan is paid in US dollars and has been translated into sterling in the above table at an exchange rate £1 = $1.83, being the average exchange rate for 2004.

        During the year no shares were transferred from Spirent Sharesave Trust Limited to option holders against the valid exercise of share options under the Company's Savings Related Share Option Scheme.

        On January 4, 2005, 2.7 million Ordinary shares were allotted following the automatic exercise of purchase rights under the Company's United States Employee Stock Purchase Plan and the Global All Employee Share Purchase Plan. Between January 1, 2005 and February 24, 2005 approximately 1.2 million Ordinary shares were allotted following exercises under other employee share schemes.

        At December 31, 2004 the following options and purchase rights over Ordinary shares have been granted and remained outstanding under the Company's various employee share schemes. Figures for the options outstanding and the exercise price per Ordinary share have each been adjusted, where relevant, for the 3:1 subdivision of share capital in 2000 and for the rights issues effected in 2000.

Option Scheme	Option exercise dates	Exercise price per share		Number of outstanding options
		(pence)		(millions)
Discretionary Schemes:
1985 Executive Share Option Scheme	04.29.98–04.26.05	108		0.1
1995 Executive Share Option Scheme	04.29.99–08.04.14	16–598		27.0
International Executive Share Option Scheme	04.11.98–04.10.05	104		0.1
Spirent Stock Incentive Plan(1)	05.11.01–12.08.11	6–617		76.7
Acquisition Related Schemes:
Netcom Amended and Restated Stock Option Plan	07.23.99–07.19.09	15–151		8.7
Zarak Amended and Restated Stock Option Plan	11.14.00–11.12.10	127–572		0.6
Caw Amended and Restated Stock Plan	08.15.02–06.25.12	15–20	(2)	0.3
All Employee Share Save Schemes:(3)
United Kingdom Savings Related Share Option Scheme	06.01.04–05.31.11	38–518		5.9
United States Employee Stock Purchase Plan(4)	01.04.05–01.04.05	50		2.5
Global All Employee Share Purchase Plan(4)	01.04.05–01.04.05	50		0.2

Total(5)				122.1

(1)
A grant of options awarded in December 2003 under the Spirent Stock Incentive Plan (SSIP) is partially covered by 6.1 million Ordinary shares currently held in the ESOT. These shares were originally purchased in the market to cover awards made under the Company's now closed Long Term Share Purchase Plan and the Stock Appreciation Rights Plan but the awards relating to the shares lapsed before exercise. Although 6.1 million Ordinary shares are included above in the number of options outstanding, market-purchased shares held for the purpose of satisfying SSIP awards do not count towards the Company's overall dilution calculations.

(2)
Exercise prices per share for options under the Caw Amended and Restated Shock Plan are denominated in US dollars and are expressed as US cents in the above table.

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

(5)
At December 31, 2003 there were 108.5 million option/purchase rights outstanding.

31. Acquisition of Subsidiaries

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

Year ended December 31, 2004

        No acquisitions occurred in the year ended December 31, 2004. The movements relate to prior year acquisitions and the purchase of minority shareholdings.

        The issue of Ordinary shares related to the deferred consideration pursuant to the acquisition agreement with Caw Networks, Inc. made in 2002. 4.3 million Ordinary shares were issued on March 31, 2004 when the Spirent Ordinary share price was 75.5 pence. The consideration had been estimated at December 31, 2003 at £2.7 million.

        During the year we acquired the minority shareholdings in two of our Network Products subsidiaries for a cash consideration of £1.1 million.

Total
(£ millions)
Minority interest	1.1

Purchase consideration comprised the following:
Issue of Ordinary shares—Caw Networks, Inc.	0.6
Cash (including expenses).	1.1
Adjustment to consideration in respect of prior year acquisitions.	(0.6)

1.1

The cash flows in respect of the purchase of subsidiaries are as follows:
Cash (including expenses).	(1.1)

Net cash outflow on acquisitions	(1.1)

Year ended December 31, 2003

        No acquisitions occurred in the year ended December 31, 2003. The movements relate to prior year acquisitions

        An obligation to issue Ordinary shares arose in relation to the deferred consideration pursuant to the acquisition agreement of Caw Networks, Inc. made in August 2002, where a certain level of the earn-out targets had been achieved. The amount of deferred consideration due was $10.0 million which the Company elected to satisfy by the issue of new Ordinary shares. These shares were issued in 2004 with reference to an Ordinary share price of 120 pence in accordance with the terms of the agreement and with reference to the then prevailing US dollar to sterling exchange rate.

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

Year ended December 31, 2002

        For the year ended December 31, 2002 the most significant acquisitions, which all occurred in the Communications Group, were the following:

(1)
July 2002—Certain assets of the remote special services test product line of Anritsu Company US were acquired for a cash consideration of $26 million. The remote special services test product line was integrated into the Service Assurance division.

(2)
August 2002—The remaining 85% of Caw Networks, Inc not already owned by the Group, was acquired for an initial consideration of $49 million comprised of approximately $45 million in cash and $4 million in a combination of Spirent restricted shares and options pursuant to an employee stock plan. The business was integrated into the Performance Analysis division.

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

32. Disposal of operations

Year ended December 31, 2004

        During the year the Group disposed of its aerospace maintenance, repair and overhaul software (MRO) business within its Systems group. The business sold during the year contributed £1.2 million to the Group's operating cash flows, contributed nil in respect of net returns on investments and servicing of finance, paid £0.2 million of taxation and utilized £0.1 million for capital expenditure.

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

        Net assets disposed of were as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Fixed assets
Tangible assets	0.1	0.7	8.2
Intangible assets	—	0.6	6.5
Stocks	0.2	2.3	13.0
Debtors	1.8	2.4	13.0
Creditors	(2.4)	(4.5)	(7.8)
Deferred taxation	—	—	0.3
Provisions	(1.2)	—	—
Investment in joint venture	—	54.3	—

Net assets	(1.5)	55.8	33.2
Goodwill charged to profit and loss account	4.9	2.6	70.8

	3.4	58.4	104.0
Net (loss)/profit on disposal of operations	(0.9)	3.6	(48.4)

	2.5	62.0	55.6

Satisfied by:
Cash (less expenses)	2.5	62.0	55.6

The cash flows in respect of the disposal of operations are as follows:
Cash (less expenses)—net cash inflow from disposals	2.5	62.0	55.6

33. Related party disclosures

        During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	Year ended December 31, 2004		At December 31, 2004
	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
	(£ millions)
Associates
Tyton Company of Japan	1.3	0.8	0.3	0.6
3M/ECC	—	1.5	—	0.2
	Year ended December 31, 2003		At December 31, 2003
	Sales to related parties	Purchases from related parties	Amounts owed by related parties	Amounts owed to related parties
	(£ millions)
Associates
Tyton Company of Japan	1.0	0.9	0.2	0.6
3M/ECC	—	1.2	—	0.2

        Sales to and purchases from related parties are made at normal market prices. Outstanding balances at year end are unsecured and settlement occurs in cash.

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

a)    Revenue recognition

        Under UK GAAP, multiple-element arrangements with hardware, software and post contract support ("PCS") components are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to each component. To the extent that a separate component comprises a product sale of hardware or software, revenue is recognised at the time of delivery and acceptance and when there are no significant vendor obligations remaining. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer. Revenue is recognized on other components as the Group fulfils its contractual obligations and to the extent that it has earned the right to consideration.

        Under US GAAP, the rules for revenue recognition under multiple-element arrangements are detailed and prescriptive. These rules include the requirement that revenues be allocated to the respective elements of such an arrangement on the basis of Vendor Specific Objective Evidence ("VSOE") for each element. Statement of Position ("SOP") 97-2 "Software Revenue Recognition" sets out precise requirements for establishing VSOE for valuing elements of a multiple-element arrangement. When VSOE for individual elements of an arrangement cannot be established in accordance with SOP 97-2, revenue is generally deferred and recognized over the term of the final element.

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

b)    Goodwill and Other Intangible Assets

(i)    Impairment of Goodwill and Long-lived assets

        Under UK GAAP, FRS 10 "Goodwill and Intangible Assets" requires goodwill to be reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

        At December 31, 2003 and 2004, the carrying value of goodwill was deemed to be recoverable and no impairment charge has been recognized for 2003 or 2004.

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

        Under US GAAP, regarding goodwill or intangible assets with an indefinite life, SFAS No. 142 "Goodwill and Other Intangible Assets" became effective January 1, 2002, superseding SFAS No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of". The Group was required to perform a transitional goodwill impairment test based on the carrying amount of goodwill as at that date. This indicated that the fair values of the Group's reporting units equalled or exceeded their carrying values and therefore the transitional goodwill impairment test did not result in any impairment being recorded.

        Under SFAS No. 142, goodwill is no longer amortized but is subject to periodic review for impairment on a reporting unit basis. Having identified its reporting units the Group obtained independent valuations for SFAS No. 142 purposes at November 30, 2002, 2003 and 2004 for Service Assurance, Performance Analysis and Network Products.

        SFAS No. 142 specifies that the test for goodwill impairment is a two-step approach. Step 1 is a comparison of the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit is less than its carrying amount, the amount of the impairment loss must be measured. Step 2 states that the amount of the impairment loss, if any, is measured by comparing the implied fair value of goodwill to its carrying amount. Fair values were determined by applying a discounted cash flow method using post-tax discount rates of between 10% and 15%, depending on the weighted average cost of capital for a comparable set of companies to each respective reporting unit.

        Step 1 results did not indicate impairment in any of the Group's reporting units at November 30, 2004, or at November 30, 2003 but did indicate impairment of goodwill in Service Assurance and Performance Analysis at November 30, 2002. After considering the fair values of the other intangible assets the implied fair values of goodwill were determined under Step 2 and compared to carrying values. On this basis, US GAAP goodwill impairment of £480.5 million in Service Assurance and £226.4 million in Performance Analysis was recognized during 2002. A further £0.5 million of goodwill impairment arose within Systems during 2002. In addition, £57.4 million of impairment arose during 2002 on other definite lived intangibles in Service Assurance under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" as outlined below.

        Under US GAAP, effective for Spirent on January 1, 2002, SFAS No. 144 supersedes SFAS No. 121. SFAS No. 144 requires long-lived assets to be tested for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. SFAS No. 144 does not apply to goodwill or intangible assets with an indefinite life. The Group did not consider the criteria necessitating an impairment review to have been met at November 30, 2004, or at November 30, 2003 but did at November 30, 2002 and obtained independent valuations as at that date for SFAS No. 144 purposes for other intangible assets within Performance Analysis division and Service Assurance division.

        SFAS No. 144 requires long-lived assets to be written down to their fair value if the long-lived assets carrying amount is greater than the sum of undiscounted cash flows over the period of the long-lived assets useful life. The impairment amount is the difference between the long-lived assets carrying value and its fair value. Fair values are determined using the present values of future cash flows expected to be generated by the long-lived assets. Testing takes place at the lowest level for which identifiable cash flows generated by individual long-lived assets or groups thereof are largely independent of the cash flows of other groups of assets and liabilities.

        The results of the independent valuations at November 30, 2002 indicated that other intangible assets within the Service Assurance division were impaired by £57.4 million. Other intangible assets within the Performance Analysis division were not impaired.

        The total impairment losses of £923.3 million under UK GAAP and £764.8 million under US GAAP for 2002 had the effect of restating the assets to the same fair values.

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

(ii) Purchase accounting differences

        Differences between UK GAAP and US GAAP arise with respect to the adoption of SFAS No. 142 and the determination of the cost of investment, the fair values of assets acquired, accounting for contingent consideration, the treatment of identifiable intangible assets and the amortization periods of goodwill as described in more detail below.

        Under US GAAP, acquisitions subsequent to June 30, 2001 are subject to the provisions of SFAS No. 142 and therefore, goodwill arising on acquisitions subsequent to that date is not amortized. Goodwill amortization charged under UK GAAP from January 1, 2002 has therefore been reversed in reconciling UK GAAP to US GAAP.

        In addition, under US GAAP, SFAS No. 141 "Business Combinations", effective January 1, 2002, clarifies the criteria to recognize identified intangible assets separately from goodwill. Consequently, an unamortized balance of £8.4 million was transferred from identified intangibles to goodwill on January 1, 2002, representing workforce in place which does not meet these new criteria.

(iii) Additional disclosures

        The changes during 2004 in the carrying value of goodwill per segment are presented in the table below:

	Performance Analysis	Service Assurance	Network Products	Systems	Total
	(£ millions)
Balance as of January 1, 2004	2.3	12.3	28.1	1.2	43.9
Currency translation adjustment	(0.2)	(0.9)	—	—	(1.1)

Balance as of December 31, 2004	2.1	11.4	28.1	1.2	42.8

        Intangible assets subject to amortization by major class, which constitute more than 5% of total assets, are as follows:

	Developed Technology	Other	Total
	(£ millions)
As at December 31, 2003
Gross carrying amount	56.7	27.5	84.2
Accumulated amortization	(32.1)	(17.0)	(49.1)

Carrying amount	24.6	10.5	35.1

As at December 31, 2004
Gross carrying amount	52.6	25.9	78.5
Accumulated amortization	(34.9)	(19.0)	(53.9)

Carrying amount	17.7	6.9	24.6

        The amortization expense for the year ended December 31, 2004 is £8.7 million (2003 £10.4 million). Amortization expense for intangible assets is expected to be £8.0 million in 2005, £7.6 million in 2006, £6.8 million in 2007, £2.2 million in 2008 and nil in 2009.

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

(iv) Netcom Amended and Restated Share Option Plan

        This plan is accounted for as a fixed plan under APB 25 as a measurement date arises at the date of grant and no performance criteria exist. As of December 31, 2004, all options were vested and no further grants have been made under this plan.

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

(vii) Spirent Stock Incentive Plan

        Where options with no performance criteria are granted under this plan it is accounted for as a fixed plan under APB 25 as a measurement date arises on the date of grant. Variable plan accounting is adopted for grants of options with performance criteria and for stock appreciation rights granted under this plan.

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

        The awards are subject to a six-year performance period comprising two periods of three years each. After the first performance period, the holder of the award has a reinvestment decision between cash and shares which impacts the matching criteria for the second three-year performance period. The basis of compensation expense recognition is to assume that after the first three-year performance period the minimum amount is reinvested in shares. Expense has been recognized based on performance to date. At December 31, 2004, no performance units were outstanding under the LTSPP and the plan has now closed.

        The compensation expense/(credit) arising under US GAAP for the above plans is summarized as follows:

	Year ended December 31
Share Option Plan
	2004	2003	2002
	(£ millions)
1985 and 1995 Executive Share Option Scheme	2.2	0.8	(0.7)
Spirent Stock Incentive Plan	0.2	—	—
CAW Amended and Restated Stock Plan	0.4	0.6	0.3
Other	0.4	0.1	0.5

	3.2	1.5	0.1

d)    Pensions

        Under UK GAAP, in accordance with FRS 17 "Retirement Benefits" the assets of the Group's significant defined benefit schemes are measured at their market value at the balance sheet date and the liabilities of the schemes measured using the projected unit method. The extent to which the schemes' assets exceed/fall short of the schemes' liabilities is shown as a surplus/deficit on the balance sheet net of deferred tax.

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

        For the purposes of the reconciliations, the Group adopted the provisions of SFAS No. 87 "Employers Accounting for Pensions" with respect to its UK defined benefit plan from January 1, 1997. The Company has not implemented SFAS No. 87 as of its effective date for non-US plans (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 1, 1997 has been allocated to shareholders' equity based on a ratio of 8:15, being the number of years elapsed between the effective date of SFAS No. 87 (the Group's fiscal year beginning January 1, 1989) and January 1, 1997, over the 15-year period being used to amortize the transition asset.

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

e)     Profit on Disposal

        The different treatment of goodwill arising on acquisitions prior to January 1, 1998 under UK GAAP and US GAAP, together with the use of different goodwill amortization periods and the adoption of SFAS No. 142, result in adjustments to profit or losses on disposal of businesses, as the determination of the profit or loss on disposal takes into account the unamortized balance of goodwill released. In addition, differences between UK GAAP and US GAAP as described in this note (including stock-based compensation and derivative financial instruments) may also affect the carrying value of the disposed of subsidiary, resulting in a different profit or loss on disposal. Under US GAAP, the profit or loss on disposal is also stated net of any related cumulative currency translation differences and the effect of the disposal on the Projected Pension Liability (curtailment gain or loss) under SFAS No. 88.

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

g)     Derivative Financial Instruments

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" the requirements of which have been adopted by the Group for the purposes of its reconciliations to US GAAP.

        At December 31, 2004, the Group has in place an interest rate swap for $72.1 million which terminates on November 23, 2009. The swap is callable at the bank's option at six monthly intervals. The fair value of this financial instrument at December 31, 2004 has been determined as £1.0 million liability. In addition, the Group has forward foreign exchange contracts in place at December 31, 2004, with a fair value of £0.5 million.

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

        Under US GAAP, in accordance with SFAS No. 133, the fair values of derivative instruments are required to be recorded on the balance sheet, and any changes in such fair values which do not meet the criteria for hedge accounting under SFAS No. 133 are required to be recorded in the profit and loss account. Therefore, differences between UK GAAP and US GAAP arise which are recorded in net income/(loss) for US GAAP. On adoption of SFAS No. 133, the one-time cumulative accounting effect did not impact the Group's results of operations or comprehensive income under US GAAP because the fair value of the Group's derivative financial instruments approximated their carrying value. For the year ended December 31, 2004 the Group has recorded a £0.4 million gain (2003 £1.9 million loss) related to the changes in the fair value of derivative instruments, which do not meet the requirements of hedge accounting.

h)    Accounting for the Group's Joint Venture and Associates

        Under UK GAAP, the Group's interests in its WAGO joint venture at December 31, 2002 were accounted for using the gross equity method. Under this method of accounting, the Group's share of turnover, operating profit, interest expense, taxation, minority interests, gross assets and gross liabilities of the joint venture were reflected in the Company's consolidated financial statements. Similarly, the

Group's share of its associates' operating profit, interest and taxation were also reflected in the Company's consolidated financial statements.

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

        For the year ended December 31, 2002, the only differences arising related to stock-based compensation and the adoption of SFAS No. 133 in the joint venture's US GAAP basis financial statements. These differences together decreased the Group's net loss and increased shareholders' equity by £0.2 million and £0.8 million, respectively.

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

        Under UK GAAP, a deferred tax asset arises in respect of the pension fund deficit calculated in accordance with FRS 17. Similarly, under US GAAP, a deferred tax asset has been recognized in respect of the additional minimum liability, which arises under SFAS No. 87. However, under UK GAAP, the pension fund deficit is shown net of the deferred tax asset on the balance sheet, whereas under US GAAP, the deferred tax asset is shown separately to the additional minimum liability. The presentation of the pension and deferred tax adjustments within the reconciliation of shareholders' equity reflects this classification difference.

j)     Unamortized Debt Issue Costs

        Under UK GAAP, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP, these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in other debtors for US GAAP disclosure purposes.

k)    Discontinued Operations

        Disposals in the years ended December 31, 2002, 2003 and 2004, did not qualify to be treated as discontinued operations under either UK GAAP or US GAAP.

Net Income/(Loss) under US GAAP

        The following is a summary of the adjustments to profit/(loss) attributable to shareholders which would be required if US GAAP were to be applied instead of the UK GAAP:

		Year ended December 31
		2004	2003	2002
		(£ millions)
Profit/(loss) attributable to shareholders in accordance with UK GAAP		16.0	(0.5)	(1,050.7)

Adjustments:
a)	Revenue recognition—deferred revenue	9.9	12.2	(2.1)
	—deferred cost	(7.0)	(3.0)	(3.8)

		2.9	9.2	(5.9)
b)	Goodwill and other intangible assets:
	(i) Impairment	—	—	158.5
	(ii) Purchase accounting adjustments	0.4	(0.7)	39.1

		0.4	(0.7)	197.6
c)	Stock-based compensation	(2.6)	(0.9)	0.2
d)	Pension costs	(0.6)	2.2	(2.2)
e)	Profit on disposal	5.0	(1.0)	49.4
f)	Vacation payroll costs	0.8	—	0.5
g)	Derivative financial instruments	0.4	(1.9)	2.1
h)	Income from interests in joint ventures	—	—	0.2
i)	Deferred taxation on above adjustments	2.6	(0.7)	30.9

Total adjustments		8.9	6.2	272.8

Net income/(loss) as adjusted to accord with US GAAP		24.9	5.7	(777.9)

Consolidated Statement of Income Under US GAAP

	Year ended December 31
	2004	2003	2002
	(£ millions)
Net sales	484.9	478.4	556.8
Cost of goods sold	(281.9)	(282.8)	(344.6)

Gross profit	203.0	195.6	212.2
Other operating income	0.2	0.7	0.6
Selling, general and administrative expenses	(172.1)	(169.3)	(993.1)
Share of income from associated companies and joint ventures	2.1	4.8	8.4
Gain on disposal and closure of operations	4.1	2.6	1.0

Operating income/(loss)	37.3	34.4	(770.9)
Interest expense	(7.0)	(27.2)	(10.6)

Income/(loss) before taxes and minority interest	30.3	7.2	(781.5)
Taxes	(5.1)	(1.3)	4.0
Minority interest	(0.3)	(0.2)	(0.4)

Net income/(loss)	24.9	5.7	(777.9)

	(pence)
Net income/(loss) per share:
Basic	2.65	0.61	(84.33)
Diluted	2.60	0.60	(84.33)

Statement of Comprehensive Income/(Loss)

	Year ended December 31
	2004	2003	2002
	(£ millions)
Net income/(loss) as adjusted to accord with US GAAP	24.9	5.7	(777.9)
Other comprehensive income:
Minimum pension liability adjustment net of £1.9 million tax (2003 £12.9 million; 2002 nil)	1.9	10.5	(37.4)
Currency translation differences net of nil tax in all years	3.1	10.3	(47.7)

Comprehensive income/(loss) in accordance with US GAAP	29.9	26.5	(863.0)

        Movements in other comprehensive loss amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 2002	(12.5)	(11.1)
Movement in the year	(47.7)	(37.4)

At December 31, 2002	(60.2)	(48.5)
Movement in the year	10.3	10.5

At December 31, 2003	(49.9)	(38.0)
Movement in the year	3.1	1.9

At December 31, 2004	(46.8)	(36.1)

        The amount of cumulative translation adjustment transferred in respect of disposals was a gain of £0.1 million (2003 £0.3 million loss; 2002 £0.9 million gain).

Shareholders' Equity under US GAAP

        The following is a summary of the adjustments to shareholders' funds, which would be required if US GAAP were to be applied instead of UK GAAP:

	At December 31
	2004	2003
	(£ millions)
Shareholders' funds in accordance with UK GAAP	143.7	119.9

Adjustments:
Intangible assets
b) Goodwill
Cost	(1,702.5)	(1,741.6)
Amortization	1,656.5	1,683.9

	(46.0)	(57.7)
b) Other intangible assets
Cost	78.5	84.2
Amortization	(53.9)	(49.1)

	24.6	35.1
Current assets
i) Deferred taxation on adjustments—less than one year	5.8	18.8
—greater than one year	28.4	20.3
a) Deferred cost—less than one year	4.9	21.6
—greater than one year	15.1	7.2
j) Other debtors	0.2	0.2

	54.4	68.1
Current liabilities
f) Accruals—vacation pay	(0.2)	(1.0)
a) Deferred revenue	(20.3)	(71.1)
g) Derivative financial instruments	(0.5)	(0.9)

	(21.0)	(73.0)
Long-term liabilities
a) Deferred revenue	(60.9)	(26.7)
d) Accrued pension liability	(10.6)	(12.7)
j) Borrowings	(0.2)	(0.2)

	(71.7)	(39.6)
Provision for liabilities and charges
i) Deferred taxation on adjustments	(9.0)	(11.7)

Total adjustments	(68.7)	(78.8)

Shareholders' equity as adjusted to accord with US GAAP	75.0	41.1

Cash Flow Statement under US GAAP

        Under US GAAP, cash and cash equivalents include short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. However, they do not include bank overdrafts. Generally, investments with original maturities of three months or less qualify under the definition of cash equivalents. This differs from UK GAAP, which adopts a narrower definition of cash and cash equivalents and excludes such short-term investments.

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

        The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Cash inflow from operating activities	47.8	54.1	60.7
Cash (outflow)/inflow on investing activities	(23.6)	44.6	(17.9)
Cash (outflow)/inflow from financing activities	(9.5)	(143.6)	13.8

Increase/(decrease) in cash and cash equivalents	14.7	(44.9)	56.6
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(1.1)	(0.9)
Cash and cash equivalents at beginning of year	37.6	83.6	27.9

Cash and cash equivalents at end of year	51.7	37.6	83.6

Additional information required by US GAAP in respect of earnings per share

        The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions, except shares)
Earnings
Net income/(loss) as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	24.9	5.7	(777.9)

Weighted average number of shares in issue (millions)
Basic	939.2	929.3	922.5
Dilutive potential of employee share options	18.1	17.1	—

Diluted	957.3	946.4	922.5

Additional information required in respect of business combinations

        During the year ended December 31, 2004, the minority shareholdings in two subsidiaries within Network Products were acquired for a total cash consideration of £1.1 million.

        There were no acquisitions in the year ended December 31, 2003.

        Three acquisitions were made in the year ended December 31, 2002 for a total cash cost of £49.2 million.

        In July 2002 £16.4 million was invested in the acquisition of certain assets of the remote special services test product line of Anritsu Company US.

        In August 2002 Spirent acquired the remaining, then, 85% not already owned by the Group, of Caw for an initial consideration including expenses of £26.7 million in cash and the rollover of outstanding options and shares under the previous Caw employee stock plan. Deferred consideration of up to $60 million in value was payable dependant on certain performance criteria being achieved by Caw for the year ended December 31, 2003. A certain level of the earn-out targets was achieved and the amount of deferred consideration due was $10.0 million, which the Company elected to satisfy by the issue of new Ordinary shares. These shares were issued in 2004 with reference to an Ordinary share price of 120 pence in accordance with the terms of the acquisition agreement and with reference to the then prevailing US dollar to sterling exchange rate. At December 31, 2003 the value of this contingent payment was estimated to be £2.7 million and the cost of the acquisition was increased accordingly. On March 31, 2004 4.3 million Spirent Ordinary shares were actually issued in settlement of this obligation when the share price was 75.5 pence, resulting in a £0.6 million increase to the estimate made at December 31, 2003.

        In September 2002 Spirent acquired a product line and certain intellectual property rights from UbiNetics for a cash consideration of £6.1 million including expenses.

        Total goodwill of £42.0 million, including deferred consideration of £3.3 million in respect of Caw, arose as a result of the above acquisitions.

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

Additional information required by US GAAP in respect of pensions

        The cost of the Group's defined benefit pension plans computed in accordance with US GAAP is summarized as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Service cost	1.9	2.2	3.3
Interest cost	7.2	6.8	6.8
Expected return on plan assets	(7.5)	(7.6)	(5.9)
Amortization of transition asset	—	(0.7)	(0.7)
Amortization of unrecognized net loss	1.5	0.8	0.2
Curtailment gain	—	—	(2.0)

Net periodic pension cost	3.1	1.5	1.7

        The curtailment gain of £2.0 million recognized in 2002 as part of the net periodic pension cost was a consequence of the disposal of the Sensing Solutions division which occurred during 2001. On June 30, 2002 the employees of the divested companies ceased to be active members of the Spirent Staff Plan which had the effect of reducing the projected benefit obligation by £2.0 million.

        The major assumptions used in computing the net periodic pension cost are:

	Year ended December 31
	2004	2003	2002
	%	%	%
Assumed discount rate	5.30	5.40	5.50
Rate of compensation increase	3.60	3.50	3.00
Expected long-term rate of return on plan assets	6.50	6.90	7.00

        The funding of the Company's defined benefit pension plans is as follows:

	At December 31
	2004	2003
Fair value of plan assets	106.9	98.8
Projected benefit obligation	(144.2)	(142.2)

Projected benefit obligation in excess of plan assets	(37.3)	(43.4)
Unrecognized net loss	47.6	51.2
Recognition of additional minimum liability	(47.1)	(50.9)

Net amount recognized in the balance sheet	(36.8)	(43.1)

        The measurement date is December 31.

        The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of plan assets for pension plans with ABOs in excess of plan assets for Spirent at December 31, 2004 were £144.2 million (2003 £142.2 million), £143.7 million (2003 £141.9 million) and £106.9 million (2003 £98.8 million), respectively.

        In 2004 the amount recognized in the balance sheet for accrued benefit liability and accumulated other comprehensive income is £47.1 million.

        The disposal of P&G Controls Ltd and P&G Aerospace Ltd in March 2002 reduced the projected benefit obligation by £2.6 million as the employees ceased to be active members of the Spirent Staff Plan. This curtailment gain has been included in the profit on disposal calculation in accordance with SFAS No. 88.

        The assets of the Group's UK defined benefit pension plans mostly comprise UK and other listed equities, property investments, bank deposits, UK Government index-linked stocks and insurance policies.

        The following table sets out the asset allocation for the Spirent Staff Plan, together with the target allocation for 2005:

	Target allocation	Percentage of plan assets at December 31
Asset category
	2005	2004	2003
	(%)	(%)	(%)
Equities	67	66	66
Gilts	15	17	17
Bonds	13	10	10
Cash	—	5	5
Property	5	2	2

	100	100	100

        The Retirement Cash Plan assets of £6.8 million (2003 £6.3 million) are held with unitized managed funds whose underlying asset allocations are not disclosed.

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

        The plans are not permitted to have a direct shareholding in Spirent plc.

        Movements in the fair value of the plans' assets and projected benefit obligations are as follows:

	Year ended December 31
	2004	2003
	(£ millions)
Movements in Fair Value of Plan Assets
At January 1	98.8	89.0
Employer contributions	5.6	1.9
Employee contributions	0.5	0.6
Benefit payments	(8.4)	(4.9)
Actual return on assets	10.4	12.2

At December 31	106.9	98.8

Movements in Projected Benefit Obligations
At January 1	142.2	130.9
Service cost	1.9	2.2
Employee contributions	0.5	0.6
Interest cost	7.2	6.8
Benefit payments	(8.4)	(4.9)
Actuarial loss	0.8	6.6

At December 31	144.2	142.2

Cash Flows

Contributions

        Spirent expects to contribute £2.0 million to its UK defined benefit plans in 2005. In addition, in order to comply with the minimum funding requirements Spirent will make a further annual pension contribution of £3.5 million on July 1, 2005.

        The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(£ millions)
2005	5.2
2006	5.5
2007	5.7
2008	5.9
2009	6.3
2010-2014	39.5

Additional pro forma information required by US GAAP in respect of stock-based compensation

        If compensation expense had been determined under the fair value methodology of SFAS No. 123, net loss and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Net income/(loss) as reported under US GAAP	24.9	5.7	(777.9)
Stock-based employee compensation expense included in reported net income, net of tax	3.2	1.5	0.1
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(7.3)	(10.0)	(11.6)

Pro forma net income/(loss) under US GAAP	20.8	(2.8)	(789.4)

		(pence)
Per Ordinary share:
Basic	2.21	(0.30)	(85.57)
Diluted	2.17	(0.30)	(85.57)

Additional information required by US GAAP in respect of deferred taxation

        The analysis of the US GAAP net deferred tax asset is as follows:

	At December 31
	2004	2003
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	(9.0)	(11.7)
Capital allowances in excess of depreciation	(1.4)	(1.4)
Short-term timing differences	(0.5)	(0.9)

	(10.9)	(14.0)
Deferred taxation assets
Pension liability	11.0	12.9
Deferred income	23.2	26.2

	34.2	39.1

Net deferred tax asset	23.3	25.1

Of which:
Current	5.3	17.9
Non-current	18.0	7.2

	23.3	25.1

        At December 31, 2004, the Group had US federal net operating loss carryforwards (``NOLs") of approximately $135.6 million (2003 $124.8 million). These arose primarily in one US subsidiary and resulted from the poor trading performance of that company. Under US income tax laws the company can realize the NOLs over a maximum period of 15 years.

        Deferred tax assets of £13.3 million (2003 £18.3 million) have not been recognized.

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

Additional information required by US GAAP in respect of Associated Companies

        The following information relates to our associated company Tyton Company of Japan, Limited and is prepared in accordance with accounting principles generally accepted in Japan:

	Year ended March 31
	2004	2003
	(yen millions)
Statements of income
Net sales	5,059	4,614

Cost of sales	1,990	1,820

Income before income taxes	874	799

Balance Sheets
Property, plant and equipment and other assets	3,177
Current assets	3,817

Total assets	6,994

Current liabilities	714
Other liabilities	520

Total liabilities	1,234

Total shareholders' equity	5,760

Concentration of credit risk

        Potential concentration of credit risk consists of cash, investments, and accounts receivable. The company is exposed to credit-related losses in the event of non-performance by counterparties to certain financial instruments. The Group does not generally seek collateral or other security from counter-parties. At December 31, 2004, the Group did not consider there to be any significant concentration of credit risk.

Impact of Recently Issued Accounting Standards Not Yet Adopted

SFAS No. 123 (R) Share-Based Payment

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) "Share-Based Payment", which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation". SFAS No. 123(R) supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95 "Statement of Cash Flows". Generally the approach in SFAS No. 123(R) is similar to SFAS No. 123 in that they both require all share-based payments to employees to be recognized in the income statement based on their fair values. The pro-forma disclosure and the use of intrinsic values allowed by SFAS No. 123 are no longer alternatives. SFAS No. 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow.

        SFAS No. 123(R) must be adopted no later than January 1, 2006. The impact of applying this standard is not expected to be materially different from the disclosures provided in Note 34 of Notes to the Financial Statements in respect of SFAS No. 123.

SFAS No. 153 Exchanges of Non-monetary Assets

        In December 2004 the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets" as an amendment to APB Opinion No. 29 "Accounting for Non-monetary Transactions".

        The guidance in the APB Opinion is based on the principle that exchanges on non-monetary assets should be measured based on fair value of the assets exchanged, with certain exceptions. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance.

        SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and unless there is a nonmonetary exchange of assets, it will have no effect.

35. Subsequent Event (Unaudited)

        On April 21, 2005, the Company announced that in the six-month period ending June 30, 2005 it anticipated charging one off costs of approximately £3 million in relation to reorganization expenses and stock write downs and anticipated further costs associated with the planned rationalization of the supply chain across the Communications group. The Company also announced that it anticipated taking a goodwill impairment charge in relation to the Service Assurance division.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
WAGO Kontakttechnik GmbH,
WAGO Contact S.A. and Affiliates
Minden, Germany

        We have audited the accompanying combined balance sheet of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") as of December 31, 2002 and the related combined statements of operations, shareowners' equity, and cash flows for the year then ended. In addition we have audited the combined statement of operations for the short period from January 1, 2003 through April 4, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates as of December 31, 2002, the combined results of their operations and their cash flows for the year then ended, and the combined result of their operations for the short period ended April 4, 2003 in conformity with accounting principles generally accepted in the United States of America.

Hamburg, Germany
February 25, 2004

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in the registration statement on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) of Spirent plc of our report dated February 25, 2004, relating to the combined financial statements of WAGO Kontakttechnik GmbH and WAGO Contact S.A. and affiliates as of and for the year ended December 31, 2002, and the combined result of their operations for the period January 1, 2003 through April 4, 2003 which report appears in the December 31, 2004 annual report on Form 20-F of Spirent plc.

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamburg, Germany
May 18, 2005

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Balance Sheet

As at December 31 2002
(€ thousands)
Assets
Current assets
Cash and cash equivalents	23,639
Accounts receivable, net of allowance	34,240
Accounts receivable—related parties	653
Inventory	48,984
Prepaid expenses	585
Other current assets	6,947
Deferred income taxes	618

Total current assets	115,666

Property and equipment, net	100,342
Other assets
Goodwill	1,276
Other assets	1,506
Unrealized gains of foreign exchange contracts	3,879

6,661

222,669

Liabilities and Shareowners' Equity
Current liabilities
Accounts payable	8,896
Accrued expenses and other current liabilities	9,696
Income taxes and other taxes payable	2,485
Current portion of long-term debt	8,459

Total current liabilities	29,536

Long-term debt	23,170
Deferred income taxes	2,358
Other liabilities	10,344
Minority interest	5,008
Commitments and contingencies
Shareowners' equity
Share capital	11,052
Retained earnings	135,117
Accumulated other comprehensive income:
Foreign currency translation adjustment	4,270
Unrealized gains on foreign exchange contracts net of taxes	1,814

Total shareowners' equity	152,253

222,669

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statements of Operations

	Period ended April 4 2003	Year ended December 31 2002
	(€ thousands)
Net sales	63,526	238,528
Cost of goods sold	(34,172)	(126,657)

Gross profit	29,354	111,871
Operating expenses
Selling, general and administrative	18,484	78,907
Research and development	3,161	11,258

	(21,645)	(90,165)

Income from operations	7,709	21,706

Other income (expense)
Interest income	93	317
Interest expense	(521)	(2,511)
Other	210	1,794

	(218)	(400)

Income before income taxes and minority interest	7,491	21,306
Provision for income taxes	(2,559)	(8,495)

Income before minority interest	4,932	12,811
Minority interest	(207)	(929)

Net income	4,725	11,882

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statement of Shareowners' Equity

	Share Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareowners' Equity
	(€ thousands)
Balance, December 31, 2001	11,273	123,876	8,246	143,395
Comprehensive income:
Net income	—	11,882	—	11,882
Foreign currency translation adjustment	—	—	(2,494)	(2,494)
Unrealized gains on foreign exchange contracts arising during the period, net of taxes of €773 thousand	—	—	1,241	1,241
less reclassification and adjustment for gains included in net income, net of taxes of €567 thousand			(909)	(909)

Total comprehensive income				9,720
Effect of share-based compensation	(221)	—	—	(221)
Distributions	—	(641)	—	(641)

Balance, December 31, 2002	11,052	135,117	6,084	152,253

See notes to combined financial statements.

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statement of Cash Flows

Years ended December 31 2002
(€ thousands)
Cash flow from operating activities
Net income	11,882
Adjustments to reconcile net income to net cash provided by operating activities
Minority interest	929
Depreciation and amortization	24,260
Unrealized gains on foreign exchange contracts net of taxes	(811)
Deferred income tax provision	271
Share-based compensation	(221)
Loss/(gain) on disposal of property and equipment	146
Change in operating assets and liabilities, net of foreign currency adjustments
Accounts receivable—trade and related parties	212
Inventory	4,515
Prepaid expenses	135
Other assets, current and noncurrent	(774)
Accounts payable	(2,189)
Accrued expenses and other current liabilities	2,956
Income taxes and other taxes payable	1,574
Other liabilities	630

Net cash provided by operating activities	43,515

Cash flows from investing activities
Purchases of property and equipment	(17,688)
Proceeds from disposal of property and equipment	1,242
Acquisition of minority interests in subsidiary	(2,056)

Net cash used in investing activities	(18,502)

Cash flows from financing activities
Proceeds from issuance of long-term debt	15
Payments on long-term debt	(10,799)
Distributions to shareowners	(641)
Distributions to minority interests	(118)

Net cash provided by (used in) financing activities	(11,543)

Effect of exchange rate changes on cash	(1,929)

Net increase in cash and cash equivalents	11,541
Cash and cash equivalents
Beginning of year	12,098

End of year	23,639

Supplemental cash flow information:
Amounts paid for interest	2,296

Amounts paid for income taxes	4,696

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

Affiliated companies

        The subsidiaries, owned directly or indirectly, by WAGO—Germany or WAGO—Switzerland are:

	Ownership Percentage
Name of Company	April 4, 2003	December 31, 2002
WAGO Contact S.A., France	85	85
WAGO Kontakttechnik Ges. mbH, Austria	100	100
WAGO Corporation, USA	97	97
WAGO Limited, Great Britain	100	100
WAGO Company of Japan Ltd., Japan	51	51
WAGO Elektro spol.s.r.o. Czech Republic	100	100
WAGO & Controls (India) Ltd., India	51	51
WAGO Electronic Pte. Ltd., Singapore	100	100
WAGO Elwag Sp. z.o.o., Poland	98	98
WAGO Electric (Tianjin) Ltd., China	100	100
WAGO Elettronica SRL, Italy	100	100
WAGO Elektro spol.s.r.o., Slovakia	90	90

Major shareowners

        Share ownership of WAGO Germany and WAGO Switzerland until April 4, 2003 was as follows:

Spirent plc	51%
Members of the Hohorst family	49%

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

Foreign currency translation

        The assets and liabilities of WAGO Kontakttechnik GmbH's foreign subsidiaries and affiliates are translated to EURO at exchange rates existing at the balance- sheet date, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of other comprehensive income.

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

Advertising costs

        It is the Company's policy to expense all advertising costs as incurred. Advertising expense incurred until April 4, 2003 and during 2002 amounted to €1,925 thousand, and €8,984 thousand, respectively.

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

Note 3—Inventory

        Inventory is comprised of the following:

December 31
2002
(€ thousands)
Raw materials	14,581
Work in process	10,821
Finished goods	23,582

48,984

Note 4—Property and equipment

        A summary of property and equipment follows:

December 31
2002
(€ thousands)
Land and buildings	59,726
Machinery and equipment	164,186
Furniture, fixtures, and office equipment	47,507
Construction in progress	5,440

276,859
Less accumulated depreciation	(176,517)

100,342

        Depreciation expense amounted to €5,604 thousand and €24,260 thousand through April 4, 2003 and in 2002, respectively.

Note 5—Goodwill

        During 2002, the Company acquired an additional 25% interest in WAGO Contact S.A., France from the non-controlling shareholder. In accordance with SFAS No. 141, the acquisition was accounted for using the purchase method. The purchase price was €2,056 thousand, and the excess of purchase price over the proportionate share of the fair value of net assets acquired of € 823 thousand was recorded as goodwill.

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

Year ended December 31
2002
(€ thousands)
Reported net income	11,882
Add back goodwill amortization	—

Adjusted net income	11,882

Note 6—Long-term debt

        A summary of the Company's notes and capital lease obligations follow. The obligations are denominated in EURO unless otherwise indicated:

December 31
2002
(€ thousands)
Financial institution installment loans, bearing interest at annual rates from 0.83% to 0.08%, in 2002, denominated in Japanese Yen	1,312
Financial institution installment loan, bearing interest between 5.4% and 7.79% annually, quarterly payments of €93 thousand plus interest, maturity date March 2004, issued by a subsidiary, of which €426 thousand are guaranteed by WAGO Germany	429
Financial institution installment loan, bearing interest between 2.25% and 4.0% annually, maturities 2003 and 2004, collateralized by certain real estate, denominated in Swiss Francs	6,887
Financial institution installment loan, bearing interest at 5.1% annually, repayable quarterly with €48 thousand plus interest, collateralized by certain real estate, denominated in French Francs	1,517
Financial institution loans, bearing interest at 14.25% annually, repayable 2000-2004, secured by certain real property, denominated in Indian Rupees	73
Financial institution installment loans, bearing interest between 4.96% and 5.25% annually, quarterly payment of €141 thousand plus interest, maturity in 2008, collateralized by certain real estate	3,377
Line of credit agreements, maximum available of €20,217 thousand at December 31, 2002, bearing interest between 6.5% and 8.0% annually	—
Short-term borrowings from financial institutions, bearing interest between 3.53% and 4.62% annually	—
Employee's welfare funds loan, bearing interest of min. 5.5%, unsecured, maturity unlimited	325
Capital lease obligations, bearing interest between 7.05% to 11.74% annually, maturities 2002 through 2019	17,709

31,629
Less current portion	(8,459)

Long-term portion	23,170

        Future maturities of long-term debt are as follows:

(€ thousands)
2004	4,046
2005	1,831
2006	1,873
2007	1,595
Thereafter	13,825

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

2002
(€ thousands)
Change in benefit obligation
Benefit obligation, beginning of year	4,462
Service cost	184
Interest cost	238
Actuarial (gain)/loss	(379)
Benefits paid	(62)

Benefit obligation, end of year	4,443

Funded status	(4,443)
Unrecognized net transition obligation	58
Unrecognized actuarial gains	(58)

Accrued pension cost	(4,443)

	April 4, 2003	2002
Assumptions as of December 31
Discount rate	5.5%	5.5%
Pension increase rate	2.5%	2.5%
	April 4, 2003	Year ended December 31, 2002
	(€ thousands)
Components of net periodic pension cost
Service cost	63	184
Interest cost	61	238
Actuarial gains	(20)	(379)

Net periodic pension cost	104	43

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

        Following the introduction of FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, which was effective from July 1, 2000, Spirent plc has accounted for unvested stock option awards granted after December 15, 1998, and any awards subsequent to July 1, 2000 under the fair value method of SFAS No. 123 Accounting for Stock-Based Compensation. The Group follows the same accounting for options as Spirent plc. As the Group does not incur any liability with respect to the options, amounts recognized as expense are reflected as contributed capital.

        Compensation expense/(benefit) recognized in the Group's financial statements for the period ended April 4, 2003 and the year ended December 31, 2002 for stock option awards to WAGO employees were €2 thousand and €(221) thousand, respectively.

        If compensation cost for stock options had been determined based on fair value at the date of grant, net income for the periods ended April 4, 2003 and December 31, 2002 would have been €4,725 thousand and €11,873 thousand, respectively.

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

        A summary of stock option activity follows (as restated to reflect Spirent plc share dividend and rights offering):

	Period ended April 4, 2003		Year ended December 31, 2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	(Great Britain pence)		(Great Britain pence)
Outstanding at beginning of period	587,510	183.34	587,510	183.34
Granted
Exercised	(—)	(—)	(—)	(—)
Forfeited/Expired	(—)	(—)	(—)	(—)

Outstanding at end of period	587,510	183.34	587,510	183.34

        The following table summarizes information about stock options at December 31, 2002:

	Outstanding stock options			Exercisable stock options
Range of exercise prices	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
(Great Britain pence)			(Great Britain pence)		(Great Britain pence)
104.14 to 152.08	415,070	4.58	128.04	451,070	128.04
305.00 to 334.11	172,440	7.89	316.37	—	—

        In accordance with the terms of the option agreements, the option holders have one year from the date of the disposal by Spirent of its interest in the Group to exercise any options. Accordingly, all unexercised options will expire on April 4, 2004.

Note 9—Financial instruments

        Forward exchange contracts are used to hedge a portion of foreign exchange exposures arising from anticipated receipts and payments in foreign countries occurring within the following 59 months. At December 31, 2002 the Group held foreign exchange forward contracts for Japanese yen equating to €12,550 thousand, respectively.

        The Group also enters into zero-cost option contracts to exchange Yen for EURO as part of its foreign currency exposure risk management activities. Contracts having the same terms and notional amounts for the purchased call component and the written put component have no net written premium and are accounted for as cash flow hedges. Certain contracts have notional amounts of the written put option component in excess of the notional amount of the purchased call component, resulting in a beneficial exchange rate, and are accounted for at fair value with changes in fair value recognized currently in earnings. The Group had open zero-cost options contracts designated as cash flow hedges for €11,100 thousand at December 31, 2002. The Group had open option contracts with the written put option component exceeding the purchased call option component for €8,000 thousand (written put) at December 31, 2002. Unrealized gains and losses on foreign exchange forward contracts used to hedge anticipated transactions at December 31, 2002 were approximately €4,152 thousand before taxes.

        The Group also has entered into a cross-currency interest rate swap to hedge the currency and interest rate risk of certain of its debt agreements. The notional amount of the swap was €1,923 thousand at December 31, 2002.

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

	December 31, 2002
	Carrying Amount	Fair Value
	(€ thousands)
Long-term debt	31,629	36,230
Foreign currency agreements	4,152	4,152
Interest rate swap	(272)	(272)

Note 10—Income taxes

        The provision for income taxes follows.

	April 4, 2003	Year ended December 31, 2002
	(€ thousands)
Current provision
Germany	1,791	5,062
Foreign	894	3,429

	2,685	8,491

Deferred provision
Germany	(75)	(312)
Foreign	(51)	316

	(126)	4

	2,559	8,495

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

        The tax effects of temporary differences that give rise to deferred tax assets and liabilities include the following:

December 31,
2002
(€ thousands)
Current deferred tax assets (liabilities)
Elimination of intercompany profits in inventory	1,110
Other	(492)

618

Noncurrent deferred tax assets (liabilities)
Depreciable basis of property and equipment	(1,616)
Pension accruals	187
Unrealized gains on foreign exchange contracts	(1,488)
Other	559

(2,358)

        Gross deferred tax assets were €1,966 thousand at December 31, 2002.

        Gross deferred tax liabilities were €3,707 thousand at December 31, 2002.

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

December 31,
2002
(€ thousands)
Allowance for uncollectible accounts receivable	1,622
Reserve for obsolete inventory	1,681

3,303

        The components of other liabilities at each year end were as follows:

December 31,
2002
(€ thousands)
Accrued pension liability	4,443
Other	5,901

10,344

Note 12—Related party transactions

        In the customary course of business, the Company leases certain land and buildings from shareowners and related interests. All of these properties are located in Minden, Germany. These lease agreements will expire on December 31, 2006 at which time certain lease extension provisions may be exercised. These lease agreements contain monthly lease charges amounting to €20 thousand. Lease expense recognized under these related party leases amounted to €60 thousand through April 4, 2003 and €239 thousand for 2002, respectively.

        Group sales to Spirent plc were made in the ordinary course of business and amounted to €815 thousand through April 4, 2003 and €2,738 thousand for 2002, respectively.

        In the customary course of business, the Company grants credit to Spirent plc and certain of its subsidiaries. Amount outstanding at December 31, 2002 was €653.

Note 13—Commitments and contingencies

        A summary of the various commitments which the Company has entered into in the ordinary course of business follows:

Operating leases

        Total expense under operating leases expense of €1,267 thousand, and €5,027 thousand was incurred through April 4, 2003 and during 2002, respectively.

        Under the terms of the Group's operating and capital lease agreements, future minimum lease payments for leases with terms greater than one year are as follows:

Year ended December 31,	Operating	Capital
	(€ thousands)
2003	2,928	1,837
2004	2,338	1,837
2005	1,601	1,837
2006	1,176	1,529
2007	759	1,529
2008 and thereafter	959	19,747

	9,761	28,316
Amount representing interest		(10,607)
		17,709

        The Company acquired certain operating facilities under the provisions of long-term leases. The economic substance of the leases are to finance the acquisition of the facilities. Accordingly, these leases have been accounted for as capital leases. During 2002 the company acquired one of the facilities formerly leased. The present value of minimum lease rentals for properties under capital lease of €19,910 thousand at December 31, 2002 have been capitalized in connection with the leases. Accumulated depreciation recognized on these facilities amounted to €2,886 thousand at December 31, 2002.

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

SCHEDULE II

SPIRENT PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to Profit and Loss	Exchange Differences	Deductions	Balance at end of year
	(£ millions)
Year ended December 31, 2002
Provisions for bad and doubtful debts	9.3	0.4	0.2	(2.8)	7.1
Year ended December 31, 2003
Provision for bad and doubtful debts	7.1	(1.8)	(0.5)	(3.2)	1.6
Year ended December 31, 2004
Provision for bad and doubtful debts	1.6	—	0.2	(0.5)	1.3

S-1

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPIRENT PLC
May 18, 2005	By:	/s/ ANDERS GUSTAFSSON Anders Gustafsson Chief Executive Officer

QuickLinks

TABLE OF CONTENTS
Risks Related to Our Business
Risks Relating to an Investment in our Ordinary Shares and ADSs
SPIRENT plc REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SPIRENT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
SPIRENT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
SPIRENT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
SPIRENT plc CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
SPIRENT plc CONSOLIDATED BALANCE SHEET
SPIRENT plc CONSOLIDATED CASH FLOW STATEMENT
SPIRENT plc CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS
SPIRENT plc NOTES TO THE FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Balance Sheet
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statements of Operations
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statement of Shareowners' Equity
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statement of Cash Flows
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Notes to Combined Financial Statements April 4, 2003
SPIRENT PLC VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES