Form 20-F/A
period 2004-12-31
SPIRENT PLC
filed 2005-09-09
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 9, 2005

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
or
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ....................................................................................

Commission file number: 001-15206

SPIRENT PLC
(Exact name of Registrant as specified in its charter)

SPIRENT PLC
(Translation of Registrant's name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American Depositary Shares Ordinary Shares*	Name of each exchange on which registered New York Stock Exchange New York Stock Exchange*

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

Item 17 ☐        Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐        No ☒

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

        Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐        No ☐

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	3
ITEM 18. FINANCIAL STATEMENTS	4
ITEM 19. EXHIBITS	5

        You should rely only on the information contained in the Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Commission as amended by this Amendment. We have not authorized anyone to provide you with information that is different. The information in this Amendment may only be accurate on the date of this Amendment.

EXPLANATORY NOTE

        As disclosed in the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 18, 2005 (the "Original Filing"), Tyton Company of Japan, Limited ("Tyton"), which is a foreign business, was in the course of preparing its financial statements for its year ended March 31, 2005. As permitted under Regulation S-X 3-09(b)(2) the due date for filing stand-alone financial statements is September 30, 2005. Accordingly, under Rule 12b-15 of the United States Securities Exchange Act of 1934 (the "Exchange Act"), Spirent plc (the "Company", "we", "us" or "our") hereby amends its Original Filing (this "Amendment") to include the Tyton unaudited financial statements as of and for the year ended March 31, 2005, audited financial statements as of and for the year ended March 31, 2004 and unaudited financial statements for the year ended March 31, 2003.

        In addition, and also in accordance with Rule 12b-15 under the Exchange Act, we amend the Company's Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 included in Item 18 in our Original Filing by:

  •
  presenting the Consolidated Profit and Loss Account without the line items, "Operating Exceptional Items", "Goodwill Amortization" and "Operating profit before goodwill amortization and exceptional items", which were included in the Original Filing; and

  •
  including a roll forward of stockholders' equity under generally accepted accounting principles in the United States ("US GAAP") for the year ended December 31, 2004 in Note 34—Differences between United Kingdom and United States Generally Accepted Accounting Principles.

        This Amendment also amends Item 19. "Exhibits" to reflect the filing of new certifications by each of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and the furnishing of a new certification of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as well as new consents by our independent registered public accounting firms and independent auditors.

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

ITEM 18.    FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

ITEM 19.    EXHIBITS

        All exhibits except those marked * (which are exhibits to this Annual Report) were filed as exhibits to our Registration Statement on Form 20-F filed with the SEC on June 27, 2001 or our Annual Reports on Form 20-F for the years ended December 31, 2004, December 31, 2003, December 31, 2002 or December 31, 2001 filed with the SEC and are incorporated herein by reference.

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
15.1	Consent of Ernst & Young LLP (included on page F-2)
15.2	Consent of Allrevision Dornhof Kloss und Partner GmbH (included on page F-103)
15.3	Consent of Ernst & Young ShinNihon (included on page F-124)

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
March 31, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-98607 and No. 333-127832) pertaining to the Spirent plc employee benefit plans listed on the facing sheets thereof of our report dated February 24, 2005, except for Note 34—Differences between United Kingdom and United States Generally Accepted Accounting Principles, as to which the date is March 31, 2005, with respect to the consolidated financial statements and schedule of Spirent plc included in Amendment No. 1 to the Annual Report (Form 20-F/A) for the year ended December 31, 2004.

                      ERNST & YOUNG LLP

London, England
September 9, 2005

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2004
	Notes	Before exceptional items	Exceptional items (Note 6)	Total
		(£ millions, except per share amounts)
Group Turnover	2,3	475.0	—	475.0
Cost of sales		(274.9)	—	(274.9)

Manufacturing Margin		200.1	—	200.1
Operating expenses	4	(166.4)	(2.9)	(169.3)

Operating Profit	2,3,5	33.7	(2.9)	30.8
Loss from interests in joint ventures		(0.7)	—	(0.7)
Income from interests in associates		2.8	—	2.8

Operating Profit of the Group, Joint Ventures and Associates		35.8	(2.9)	32.9
Non-operating Exceptional Items
Loss on the disposal of operations	32	—	(0.9)	(0.9)

Profit before Interest		35.8	(3.8)	32.0
Net interest payable	9	(6.8)	—	(6.8)
Exceptional interest payable	9	—	(0.5)	(0.5)
Other finance expense	10	(0.7)	—	(0.7)

Profit before Taxation	2	28.3	(4.3)	24.0
Taxation	11	(7.7)	—	(7.7)

Profit after Taxation		20.6	(4.3)	16.3

Minority shareholders' interest—equity				(0.3)

Profit Attributable to Shareholders(1)				16.0

Basic Earnings per Share	12			1.70	p
Headline Earnings per Share(1)	12			2.99	p
Diluted Earnings per Share	12			1.67	p

(1)	Headline earnings
	Basic profit attributable to shareholders	16.0
	Operating exceptional items:
	Other	2.9
	Goodwill amortization	9.1
	Exceptional item—loss on disposal of operations	0.9
	Exceptional interest payable	0.5
	Prior year tax credit	(1.3)

	Headline earnings attributable to shareholders	28.1

(2)	A summary of the significant adjustments to profit attributable to shareholders (net profit) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2003
	Notes	Before exceptional items	Exceptional items (Note 6)	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		488.6	—	488.6
Less: share of joint venture's turnover		(22.4)	—	(22.4)

Group Turnover	2,3	466.2	—	466.2
Cost of sales		(279.8)	—	(279.8)

Manufacturing Margin		186.4	—	186.4
Operating expenses	4	(160.1)	(7.5)	(167.6)

Operating Profit	2,3,5	26.3	(7.5)	18.8
Income from interest in joint venture		2.7	—	2.7
Income from interests in associates		2.1	—	2.1

Operating Profit of the Group, Joint Venture and Associates		31.1	(7.5)	23.6
Non-operating Exceptional Items
Profit on the disposal of operations	32	—	3.6	3.6

Profit before Interest		31.1	(3.9)	27.2
Net interest payable	9	(9.3)	—	(9.3)
Exceptional interest payable	9	—	(16.1)	(16.1)
Other finance expense	10	(1.5)	—	(1.5)

Profit before Taxation	2	20.3	(20.0)	0.3
Taxation	11	(2.3)	1.7	(0.6)

Loss after Taxation		18.0	(18.3)	(0.3)

Minority shareholders' interest—equity				(0.2)

Loss Attributable to Shareholders(1)				(0.5)

Basic Loss per Share	12			(0.05	)p
Headline Earnings per Share(1)	12			2.31	p
Diluted Loss per Share	12			(0.05	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(0.5)
	Operating exceptional items:
	Other	7.5
	Goodwill amortization	9.7
	Exceptional item—profit on disposal of operations	(3.6)
	Exceptional interest payable	16.1
	Prior year tax credit	(6.0)
	Attributable taxation on exceptional items	(1.7)

	Headline earnings attributable to shareholders	21.5

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended December 31, 2002
	Notes	Before exceptional items	Exceptional items (Note 6)	Total
		(£ millions, except per share amounts)
Turnover: Group and share of joint venture		634.5	—	634.5
Less: share of joint venture's turnover		(75.6)	—	(75.6)

Group Turnover	2,3	558.9	—	558.9
Cost of sales		(336.4)	(4.4)	(340.8)

Manufacturing Margin		222.5	(4.4)	218.1
Operating expenses	4	(228.2)	(960.5)	(1,188.7)

Operating Loss	2,3,5	(5.7)	(964.9)	(970.6)
Income from interest in joint venture		7.4	—	7.4
Income from interests in associates		1.0	—	1.0
Amortization of goodwill on associate		(0.2)		(0.2)

Operating Loss of the Group, Joint Venture and Associates		2.5	(964.9)	(962.4)
Non-operating Exceptional Items
Loss on the disposal and closure of operations	32	—	(48.4)	(48.4)

Loss before Interest		2.5	(1,013.3)	(1,010.8)
Net interest payable	9	(12.3)	—	(12.3)
Other finance expense	10	(0.3)	—	(0.3)

Loss before Taxation	2	(10.1)	(1,013.3)	(1,023.4)
Taxation	11	(8.4)	(18.5)	(26.9)

Loss after Taxation		(18.5)	(1,031.8)	(1,050.3)

Minority shareholders' interest—equity				(0.1)
Minority shareholders' interest—joint venture				(0.3)

Loss Attributable to Shareholders(1)				(1,050.7)
Dividends:
Interim 1.35 pence				(12.5)

Retained Loss				(1,063.2)

Basic Loss per Share	12			(113.90	)p
Headline Earnings per Share(1)	12			3.36	p
Diluted Loss per Share	12			(113.90	)p

(1)	Headline earnings
	Basic loss attributable to shareholders	(1,050.7)
	Operating exceptional items:
	Other	41.6
	Goodwill impairment	923.3
	Goodwill amortization	56.1
	Exceptional item—loss on disposal and closure of operations	48.4
	Prior year tax credit	(6.2)
	Attributable taxation on exceptional items	(3.5)
	Attributable taxation on the disposal of operations	3.0
	Reversal of deferred tax assets	19.0

	Headline earnings attributable to shareholders	31.0

(2)	A summary of the significant adjustments to loss attributable to shareholders (net loss) that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in the United Kingdom is set forth in Note 34 of Notes to the Financial Statements.

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

        United Kingdom long-lived assets were £18.4 million (2003 £18.9 million; 2002 £21.0 million).

4. Net Operating Expenses

	Year ended December 31
	2004 Total	2003 Total	2002 Total
	(£ millions)
Selling and distribution	116.7	110.0	124.6
Administration	52.8	58.3	1,064.7
Other operating income	(0.2)	(0.7)	(0.6)

Net operating expenses	169.3	167.6	1,188.7
Included within administration costs above:
Operating exceptional items
Goodwill impairment	—	—	923.3
Other	2.9	7.5	37.2
Goodwill amortization	9.1	9.7	56.1

Net operating expenses before goodwill amortization and exceptional items	157.3	150.4	172.1

5. Operating Profit/(Loss)

        Operating profit/(loss) is arrived at after charging:

	Year ended December 31
	2004	2003	2002
	(£ millions)
Goodwill amortization	9.1	9.7	56.1
Goodwill impairment (note 7)	—	—	923.3
Exceptional items other (note 6)	2.9	7.5	41.6
Operating depreciation—owned assets	25.2	29.0	33.2
—finance leased assets	0.2	0.3	0.4
Operating lease costs—plant and equipment	0.5	0.4	0.3
—land and buildings	11.1	11.3	10.4
Advertising costs	5.3	6.0	7.0
Product development costs	67.3	66.0	77.7
Impact of exchange rate movements on profit before taxation
(Cost)/benefit	(2.5)	0.7	(1.1)
Disclosure of fees paid to auditors
Audit services
Audit fees—Ernst & Young LLP	1.4	1.2	1.2

Other fees paid to Ernst & Young
Further assurance services	0.2	0.1	0.3
Tax services	0.4	0.6	1.2

	0.6	0.7	1.5

Other fees were paid to
Ernst & Young LLP, United Kingdom	0.5	0.5	0.5
Ernst & Young overseas	0.1	0.2	1.0

	0.6	0.7	1.5

6. Operating Exceptional Items—Other

	Year ended December 31
	2004	2003	2002
	(£ millions)
Finance renegotiation costs	—	2.3	—
Restructuring costs (including asset write down and lease provisions)	1.6	5.2	32.4
Stock provisions	—	—	4.4
Acquisition retention bonuses	—	—	4.8
Exit from joint venture	1.3	—	—

	2.9	7.5	41.6

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

        Movements in stockholders' equity as adjusted to accord with US GAAP for the year ended December 31, 2004 are as follows:

Year ended December 31, 2004
(£ millions)
Stockholders' Equity under US GAAP
Stockholders' equity at January 1, 2004	41.1
Exchange adjustment on subsidiaries, joint venture and associates	3.1
New shares issued—other	1.5
New shares issued—Caw Networks, Inc	0.6
Stock compensation	2.0
Profit for the year	24.9
Actuarial gain recognized on pension schemes	2.8
Taxation on actuarial gain	(0.9)
Other	(0.1)

At December 31, 2004	75.0

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

Hamburg, Germany
February 25, 2004

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in the Registration Statements on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) and No. 333-127832 (Spirent Stock Incentive Plan) of Spirent plc of our report dated February 25, 2004, relating to the combined financial statements of WAGO Kontakttechnik GmbH and WAGO Contact S.A. and affiliates as of and for the year ended December 31, 2002, and the combined result of their operations for the period January 1, 2003 through April 4, 2003 which report appears in this Amendment No. 1 to the December 31, 2004 Annual Report on Form 20-F/A of Spirent plc.

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamburg, Germany
September 9, 2005

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

/s/ ERNST & YOUNG SHINNIHON
Tokyo, Japan May 28, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-98607 and No. 333-127832) pertaining to the Spirent Stock Incentive Plan of Spirent plc of our report dated May 28, 2004, with respect to the financial statements of Tyton Company of Japan, Limited included in Amendment No. 1 to the Annual Report (Form 20-F/A) of Spirent plc for the year ended December 31, 2004.

/s/ ERNST & YOUNG SHINNIHON
Tokyo, Japan September 9, 2005

TYTON COMPANY OF JAPAN, LIMITED

BALANCE SHEETS

	March 31,
	2005	2004
	(Unaudited)
	Thousands of yen
Assets
Current assets:
Cash and cash equivalents	¥1,357,098	¥1,244,546
Notes and accounts receivable:
Trade and other—affiliates (Note 3)	344,411	325,896
Trade	1,740,680	1,626,297
Allowance for doubtful accounts	(5,101)	(13,590)

	2,079,990	1,938,603
Inventories	687,925	528,495
Deferred income taxes (Note 6)	66,289	64,074
Other current assets	29,343	41,599

Total current assets	4,220,645	3,817,317
Property, plant and equipment:
Land	370,341	370,341
Buildings and improvements	1,273,724	1,150,132
Machinery and equipment	4,138,085	3,979,312
Motor and vehicles	35,538	35,058
Construction in progress	327,543	198,110

	6,145,231	5,732,953
Accumulated depreciation	(4,033,213)	(3,942,720)

	2,112,018	1,790,233
Other assets:
Software	41,644	77,479
Deferred income taxes (Note 6)	219,501	191,357
Loans to employees and directors, with interest rate at 3.875% per annum	19,755	21,618
Investments in affiliated companies (Note 2)	664,604	664,604
Marketable equity securities (Note 4)	25,361	16,005
Lease deposits and other assets	483,181	415,214

	1,454,046	1,386,277

Total assets	¥7,786,709	¥6,993,827

Liabilities and shareholders' equity
Current liabilities:
Notes and accounts payable:
Affiliates (Note 3)	¥84,160	¥74,937
Trade and other	114,822	138,576

	198,982	213,513
Accrued income taxes	313,128	204,046
Accrued consumption tax	19,075	23,111
Other accrued liabilities	281,801	273,050

Total current liabilities	812,986	713,720
Severance and retirement benefits (Note 5)	579,337	516,727
Deposit received	33,728	3,880

Total liabilities	1,426,051	1,234,327
Shareholders' equity:
Common stock, without par value:
Authorized: 24,000 shares at March 31, 2005 (unaudited) and 6,400 shares at March 31,2004
Issued and outstanding: 6,000 shares at March 31, 2005 (unaudited) and 4,000 shares at March 31, 2004	300,000	200,000
Legal reserve (Note 9)	75,000	50,000
Retained earnings (Note 9)	5,976,392	5,505,705
Unrealized holding gains on securities (Note 4)	9,266	3,795

Total shareholders' equity	6,360,658	5,759,500

Total liabilities and shareholders' equity	¥7,786,709	¥6,993,827

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF INCOME

	Year ended March 31,
	2005	2004	2003
	(Unaudited)		(Unaudited)
	Thousands of yen
Net sales (Note 3)	¥5,705,042	¥5,059,470	¥4,614,322
Costs and expenses (Note 5):
Cost of sales (Note 3)	2,673,718	1,990,277	1,820,229
Selling, general and administrative expenses (Notes 7 and 8)	1,929,967	2,243,120	2,061,637

	4,603,685	4,233,397	3,881,866

Operating income	1,101,357	826,073	732,456
Other income:
Interest income	820	1,077	1,149
Other, net	46,510	47,243	64,914

	47,330	48,320	66,063

Income before income taxes	1,148,687	874,393	798,519
Income taxes (Note 6):
Current	502,000	390,000	390,000
Deferred	(34,000)	(24,000)	(51,000)

	468,000	366,000	339,000

Net income	¥680,687	¥508,393	¥459,519

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Common stock	Legal Reserve	Retained earnings	Unrealized holding gains on securities
	Thousands of yen
Balance at April 1, 2002 (unaudited)	¥4,938,683	¥200,000	¥50,000	¥4,687,793	¥890
Net income	459,519	—	—	459,519	—
Change in fair value of available-for-sale securities (net of income tax of ¥273 thousand)	388	—	—	—	388
Bonuses to directors and statutory auditors	(10,000)	—	—	(10,000)	—

Total comprehensive income	449,907
Dividends—¥15,000 per share	(60,000)	—	—	(60,000)	—

Balance at March 31, 2003 (unaudited)	5,328,590	200,000	50,000	5,077,312	1,278

Net income	508,393	—	—	508,393	—
Change in fair value of available-for-sale securities (net of income tax of ¥1,624 thousand)	2,517	—	—	—	2,517 —
Bonuses to directors and statutory auditors	(20,000)	—	—	(20,000)	—

Total comprehensive income	490,910
Dividends—¥15,000 per share	(60,000)	—	—	(60,000)	—

Balance at March 31, 2004	5,759,500	200,000	50,000	5,505,705	3,795

Net Income	680,687	—	—	680,687	—
Share issue	—	100,000	—	(100,000)	—
Increase in legal reserve	—	—	25,000	(25,000)	—
Change in fair value of available-for-sale securities	5,471	—	—	—	5,471
Bonuses to directors and statutory auditors	(25,000)	—	—	(25,000)	—

Total comprehensive income	661,158
Dividends—¥15,000 per share	(60,000)	—	—	(60,000)	—

Balance at March 31, 2005 (unaudited)	¥6,360,658	¥300,000	¥75,000	¥5,976,392	¥9,266

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN,

LIMITED NOTES TO FINANCIAL STATEMENTS

(Information with respect to the years ended March 31, 2005 and 2003 is unaudited)

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

Basis of Presentation

        The Company maintains its accounting records and prepares their financial statements in accordance with accounting principles generally accepted in Japan. The accompanying financial statements of the Company are prepared on the basis in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and from accounting principles generally accepted in the United States of America.

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

Property, Plant and Equipment and Depreciation

        Property, plant and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation of property, plant and equipment is computed by the declining-balance method over the estimated useful lives of the respective assets, which are as follows:

Buildings and improvements	3-50 years
Machinery and equipment	2-15 years
Motor and vehicles	2-6 years

Software

        Software is stated at cost and amortized by the straight-line method over its estimated useful life of 5 years.

Investments in Affiliated Companies

        Investments in affiliated companies are accounted for using the cost method.

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

        Wago Japan and Hellerman have carrying values of ¥39,200 thousand and ¥625,404 thousand, respectively. These joint ventures have fiscal years that differ from March 31 by 91 days or less.

3. Balances and Transactions with Affiliated Companies

        Balances with affiliated companies at March 31, 2005 and 2004 are summarized as follows:

	March 31,
	2005	2004
	(Thousands of yen)
Receivables from:
Kyoritsu Electric Industries Company Limited	¥241,956	¥233,416
Sansei Bussan Company Limited	2,306	1,923
Hellermann Tyton USA	22,507	14,091
Hellermann Asian Private Limited	72,270	71,825
Hellermann Tyton UK	746	60
Other	4,626	4,581

	¥344,411	¥325,896

Payables to:
Sansei Bussan Company Limited	¥58,549	¥39,828
Hellermann Tyton USA	9,126	18,836
Hellermann Asian Private Limited	10,888	6,611
Other	5,597	9,662

	¥84,160	¥74,937

        Transactions with affiliated companies for the years ended March 31, 2005, 2004 and 2003 are summarized as follows:

	Year ended March 31,
	2005	2004	2003
	(Thousands of yen)
Sales to:
Kyoritsu Electric Industries Company Limited	¥544,176	¥518,857	¥492,853
Sansei Bussan Company Limited	13,631	20,557	33,394
Hellermann Tyton USA	69,339	47,017	57,547
Hellermann Asian Private Limited	146,874	116,260	101,859
Hellermann Tyton UK	67,551	375	20,700
Other	11,518	15,113	14,651

	¥853,089	¥718,179	¥721,004

Purchases from:
Sansei Bussan Company Limited	¥537,352	¥501,371	¥436,910
Hellermann Tyton USA	49,994	47,650	40,703
Hellermann Asian Private Limited	108,361	88,545	55,470
Hellermann Tyton UK	57,407	39,967	42,091
Other	16,490	12,625	8,472

	¥769,604	¥690,158	¥583,646

4. Investments in Securities

        The Company classifies its investments in marketable equity securities, which all have a readily determinable fair value, as available for sale. Management does not intend to sell its equity securities within the next twelve months. Investments in equity securities have a cost of ¥9,928 thousand and ¥9,685 thousand and gross unrealized holding gains of ¥15,433 thousand and ¥6,320 thousand at March 31, 2005 and 2004. The Company did not realize any gains in the three-year period ended March 31, 2005.

5. Severance and Retirement Benefits

        The components of net periodic benefit cost for the years ended March 31, 2005, 2004 and 2003, and reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the balance sheet for the Company's defined benefit plans as of March 31, 2005 and 2004 are outlined as follows:

	March 31, 2005
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥42,388	¥37,300	¥79,688
Interest cost	11,259	—	11,259
Expected return on plan assets	(5,542)	—	(5,542)
Amortization of actuarial loss	6,300	—	6,300
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥54,992	¥37,300	¥92,292

	March 31, 2004
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥41,273	¥37,300	¥78,573
Interest cost	12,352	—	12,352
Expected return on plan assets	(4,931)	—	(4,931)
Amortization of actuarial loss	4,496	—	4,496
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥53,777	¥37,300	¥91,077

	March 31, 2003
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥38,161	¥21,500	¥59,661
Interest cost	11,346	—	11,346
Expected return on plan assets	(4,899)	—	(4,899)
Recognized net actuarial loss	3,203	—	3,203
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥48,398	¥21,500	¥69,898

        Actuarial gain or loss is being amortized by the straight-line method over 10 years.

        Prior service cost is being amortized by the straight-line method over 10 years.

	March 31, 2005
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥562,942	¥196,700	¥759,642
Service cost	42,388	29,600	71,988
Interest cost	11,259	—	11,259
Actuarial loss	8,831	—	8,831
Prior service cost	587	—	587
Benefits paid	(1,401)	(5,300)	(6,701)

Benefit obligation at end of year	624,606	221,000	845,606
Changes in plan assets:
Fair value of plan assets at beginning of year	184,748	—	184,748
Actual return on plan assets	2,537	—	2,537
Employer contribution	12,810	—	12,810

Fair value of plan assets at end of year	200,095	—	200,095

Funded status	(424,511)	(221,000)	(645,511)
Unrecognized actuarial gain or loss	62,063	—	62,063
Unrecognized prior service cost	4,111	—	4,111

Accrued severance and pension costs	¥(358,337)	¥(221,000)	¥(579,337)

	March 31, 2004
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥494,099	¥177,400	¥671,499
Service cost	41,273	37,300	78,573
Interest cost	12,352	—	12,352
Actuarial loss	24,346	—	24,346
Prior service cost	—	—	—
Benefits paid	(9,128)	(18,000)	(27,128)

Benefit obligation at end of year	562,942	196,700	759,642
Changes in plan assets:
Fair value of plan assets at beginning of year	164,394	—	164,394
Actual return on plan assets	11,235	—	11,235
Employer contribution	12,859	—	12,859
Benefits paid	(3,740)	—	(3,740)

Fair value of plan assets at end of year	184,748	—	184,748

Funded status	(378,194)	(196,700)	(574,894)
Unrecognized actuarial gain or loss	53,469	—	53,469
Unrecognized prior service cost	4,698	—	4,698

Accrued severance and pension costs	¥(320,027)	¥(196,700)	¥(516,727)

        The key actuarial assumptions used in the accounting for the plans as of March 31, 2005, 2004 and 2003 are as follows:

	March 31,
	2005		2004		2003
	Employees	Directors	Employees	Directors	Employees	Directors
Discount rate	2.0%	—	2.0%	—	2.5%	—
Expected long-term rate of return on plan assets	3.0%	—	3.0%	—	3.0%	—

6. Income Taxes

        The Company pays corporation, inhabitants' and enterprise income taxes, which, in the aggregate, resulted in a statutory tax rate of 39.96%, 39.96% and 41.34% in 2005, 2004 and 2003, respectively.

        Significant components of the Company's deferred tax assets and liabilities as of March 31, 2005 and 2004 were as follows:

	March 31, 2005
	Current	Non-current
	Thousands of yen
Deferred tax assets:
Severance and retirement benefits	¥—	¥225,635
Depreciation and amortization	—	4,489
Other accrued liabilities	44,591	—
Allowance for doubtful accounts	2,038	—
Enterprise tax	19,983	—
Other	285	—

	66,897	230,124
Valuation allowance	—	—

	66,897	230,124
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	6,167
Depreciation and amortization	—	4,456
Other	608	—

	608	10,623

Net deferred tax assets	¥66,289	¥219,501

	March 31, 2004
	Current	Non-current
	(Thousands of yen)
Deferred tax assets:
Severance and retirement benefits	¥—	¥194,748
Depreciation and amortization	—	4,348
Other accrued liabilities	40,304	—
Allowance for doubtful accounts	5,430	—
Enterprise tax	18,735	—

	64,469	199,096
Valuation allowance	—	—

	64,469	199,096
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	2,525
Depreciation and amortization	—	5,499
Other	395	(285)

	395	7,739

Net deferred tax assets	¥64,074	¥191,357

7. Leases

        The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets at March 31, 2005 and 2004, which would have been reflected in the balance sheets if finance leases of equipment currently accounted for as operating leases had been capitalized.

	Year ended March 31,
	2005	2004
	(Thousands of yen)
Acquisition costs	¥8,058	¥46,533
Accumulated depreciation	(6,217)	(43,750)

Net book value	¥1,841	¥2,783

        Future minimum lease payments for the above leased assets under capital lease agreements at March 31, 2005 were ¥3,701 thousand, less amounts representing interest of ¥127 thousand, due in the year ended June 30, 2008.

        Operating leases are mainly for office space and office equipment. Total rental expense of such operating leases for the years ended March 31, 2005, 2004 and 2003 were ¥24,876 thousand, ¥125,056 thousand and ¥157,112 thousand, respectively.

8. Research and Development Expenses and Advertising Expenses

        Research and development expenses and advertising expenses included in selling, general and administrative expenses for the years ended March 31, 2005, 2004 and 2003 were as follows:

	March 31,
	2005	2004	2003
	(Thousands of yen)
Research and development expenses	¥11,032	¥28,146	¥26,930
Advertising costs	59,022	61,607	68,459

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

        Legal reserve of ¥75,000 thousands is included in retained earnings

        The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's books maintained in accordance with Japanese accounting practices. The maximum amount of retained earnings of the Company available for cash dividends at March 31, 2005 totaled ¥5,976,392 thousand.

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

        Under U.S. GAAP, bonuses are expensed as incurred and recognized in the income statement.

        Reconciliation of net income for the year ended March 31, 2004:

		(Thousands of yen)
Net income as reported under JGAAP		¥508,393
U.S. GAAP adjustments:
(a)	Equity earnings of affiliated companies, net of dividends and elimination of intercompany profit	107,866
(b)	Recognition of cash surrender value of life insurance policies	2,176
(c)	Compensated absences	(8,395)
(d)	Asset retirement obligation, cumulative effect on an accounting change	(5,794)
(e)	Amortization of asset retirement costs capitalized	(849)
(f)	Accretion of asset retirement obligation interest	(331)
(g)	Accrued bonuses	(25,000)
(h)	Difference in revenue recognition principles	(7,703)
(i)	Income tax effect of adjustments	(33,224)

Net income under U.S. GAAP		¥537,139

        Reconciliation of shareholders' equity at March 31, 2004:

		(Thousands of yen)
Shareholders' equity as reported under JGAAP		¥5,759,500
U.S. GAAP adjustments:
(a)	Equity earnings of affiliated companies, net of dividends and elimination of intercompany profit	461,451
(b)	Recognition of cash surrender value of life insurance policies	(37,172)
(c)	Compensated absences	(46,904)
(d)	Asset retirement obligation, cumulative effect on an accounting change	(5,794)
(e)	Amortization of asset retirement costs capitalized	(849)
(f)	Accretion of asset retirement obligation interest	(331)
(g)	Accrued bonuses	(25,000)
(h)	Difference in revenue recognition principles	(82,574)
(i)	Deferred income taxation above adjustments	(115,152)
(j)	Foreign currency translation adjustment of affiliated company—net of taxes of ¥36,600 thousand	(54,991)

Shareholders' equity under U.S. GAAP		¥5,852,184

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

        Statement of cash flows prepared in accordance with FAS 95 using the indirect method for the year ended March 31, 2004, is shown below:

Year ended March 31, 2004
(Thousands of yen)
Operating activities
Net Income	¥537,139
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	3,476
Depreciation and amortization	346,859
Deferred income taxes	13,168
Equity earnings of affiliated company, net of dividends	(107,866)
Provision for doubtful accounts	1,360
Reserve of severance and retirement benefits	54,830
Loss on sale (disposal) of property, plant and equipment	3,351
Unrealized gain on investment securities	(1,624)
Unrealized loss on director's retirement insurance fund	(2,176)
Changes in operating assets and liabilities:
Account receivable	(178,909)
Inventories	(59,065)
Other current assets	(36,777)
Account payable	84,032
Income tax payable	(153,155)
Consumption tax payable	(19,408)
Accrued expenses and deferred revenue	116,714

Net cash provided by operating activities	601,949

Investing activities
Purchases of property, plant and equipments	(609,758)
Purchases of intangible assets	(11,949)
Purchase of investment securities	(200)
Repayment of loan to employees and directors, net	5,759
Proceeds from sales of property, plant and equipment	16,553
Payment (receipt) for lease deposits and other assets	(42,719)
Other liabilities	1,730

Net cash used in investing activities	(640,584)

Financing activities
Payments on capital lease obligations	(5,816)
Cash dividend paid	(60,000)

Net cash used in financing activities	(65,816)

Net (decrease) increase in cash	(104,451)
Cash and cash equivalents at beginning of year	1,348,997

Cash and cash equivalents at end of year	¥1,244,546

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥—
Income taxes	¥543,870

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
September 9, 2005

QuickLinks

TABLE OF CONTENTS
EXPLANATORY NOTE
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
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statement of Cash Flows
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Notes to Combined Financial Statements April 4, 2003
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TYTON COMPANY OF JAPAN, LIMITED BALANCE SHEETS
TYTON COMPANY OF JAPAN, LIMITED STATEMENTS OF INCOME
TYTON COMPANY OF JAPAN, LIMITED STATEMENTS OF SHAREHOLDERS' EQUITY
TYTON COMPANY OF JAPAN, LIMITED NOTES TO FINANCIAL STATEMENTS (Information with respect to the years ended March 31, 2005 and 2003 is unaudited)
SPIRENT PLC VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES