Form 20-F
period 2005-12-31
SPIRENT COMMUNICATIONS PLC
filed 2006-06-29
CIK 1130498

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ....................................
For the transition period from to

Commission file number 001-15206

SPIRENT COMMUNICATIONS PLC
(formerly SPIRENT PLC)
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom
(Address of principal executive offices)

+44 (0) 1293 767676
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

965,789,582 Ordinary shares of 3 1/3p.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	55
Directors	55
Senior Management	57
The Board of Directors and Committees of the Board	60
United States Corporate Governance Compliance	63
Compensation of Directors and Senior Management	64
Executive Directors' Remuneration Policy	65
Employees	69
Shares Held by Directors and Senior Management	69
Share Schemes and Related Information	70
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	73
Major Shareholders	73
Related Party Transactions	74
ITEM 8. FINANCIAL INFORMATION	74
Historical Financial Information	74
Significant Changes	74
Dividend Policy	75
ITEM 9. THE OFFER AND LISTING	75
ITEM 10. ADDITIONAL INFORMATION	76
Memorandum and Articles of Association	76
Material Contracts	76
Exchange Controls	78
Taxation	78
Documents on Display	83
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	83
Finance and Treasury Objectives, Policies and Strategies	83
Interest Rate Management	84
Currency Management	84
Interest Rate Sensitivity	84
Exchange Rate Sensitivity	84
Currency Exposure of Financial Assets and Liabilities	85
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	85
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	85
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	85
ITEM 15. CONTROLS AND PROCEDURES	86
ITEM 16. [RESERVED]	87
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	87
ITEM 16B. CODE OF ETHICS	87
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	87

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Consolidated Financial Information of Spirent Communications plc

        Spirent Communications plc is referred to in this annual report as "Spirent" or the "Company" and together with its subsidiaries, joint ventures and associates is referred to herein as the "Group."

        The selected consolidated income statement data for each of the three years in the period ended December 31, 2005 and balance sheet data as of December 31, 2005, 2004 and 2003 set forth below are derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The income statement for the years ended December 31, 2002 and 2001 and the balance sheet data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements. All of these financial statements have been audited by Ernst & Young LLP, our registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and our consolidated financial statements and notes thereto included elsewhere in this annual report.

        As required by the European Union's International Accounting Standards ("IAS") Regulation and the UK Companies Act 1985, the Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

        This is the first year in which the Group has prepared its financial statements under IFRS and the comparative financial statements have been restated from UK Generally Accepted Accounting Practice ("UK GAAP").

        We prepare our consolidated financial statements in accordance with IFRS, which differ in certain respects from United States generally accepted accounting principles ("US GAAP"). A description of the significant differences applicable to us and reconciliations of net income, shareholders' equity and cash flows are set forth in Note 39 of Notes to the Financial Statements.

        We evaluate performance for each reportable segment based on revenue and operating profit before goodwill impairment, material one-time items and share-based payment. Operating profit and return on sales are used by the Group as key measures of operating performance and are stated before the effect of goodwill impairment, material one-time items and share-based payment so that period on period comparisons are not distorted. Free cash flow, meaning cash flow before acquisitions, disposals, equity dividends and financing, is also a key measure of operating performance used by the Group. Adjusted earnings per share is considered by the Group and our investors to be a key measure of overall earnings performance. The calculation is based on reported earnings adjusted for goodwill impairment, material one-time items, share-based payment, profit or loss on the disposal of operations and any related tax as well as prior year tax adjustments.

Consolidated Income Statement Data

	Year ended December 31
	2005	2004	2003
	(£ millions, except per share)
Amounts in accordance with IFRS
Continuing operations
Revenue	259.3	287.2	291.8

Operating (loss)/profit	(39.0)	15.2	11.3
Other Information
Material one-time items	8.4	2.9	7.5
Goodwill impairment	37.0	—	—
Share-based payment	5.1	4.8	0.9
Operating profit before material one-time items, goodwill impairment and share-based payment	11.5	22.9	19.7
(Loss)/profit from interests in joint ventures	—	(0.7)	1.4
Profit on disposal of operations	3.9	4.0	8.6

(Loss)/profit before interest	(35.1)	18.5	21.3
Net finance costs	(6.6)	(6.8)	(9.8)
Costs associated with part prepayment of loan notes	—	(0.5)	(16.1)

(Loss)/profit before tax	(41.7)	11.2	(4.6)
Tax	4.0	(2.0)	4.2
Profit for the year from discontinued operations	13.2	17.3	14.2

(Loss)/profit for the year	(24.5)	26.5	13.8

Attributable to:
Equity holders of parent	(24.9)	26.2	13.6
Minority shareholders' interests—discontinued operations	0.4	0.3	0.2

(Loss)/profit for the year	(24.5)	26.5	13.8

Basic (loss)/earnings per share (pence)	(2.62)	2.79	1.46
Continuing operations	(3.97)	0.98	(0.04)
Discontinued operations	1.35	1.81	1.50
Diluted (loss)/earnings per share (pence)	(2.62)	2.74	1.44
Continuing operations	(3.97)	0.96	(0.04)
Discontinued operations	1.33	1.78	1.48

Amounts in accordance with US GAAP

	Year ended December 31
	2005	2004	2003	2002	2001
	(£ millions, except per share and per ADS amounts)
Net income/(loss)	11.2	24.9	5.7	(777.9)	(829.2)
Net income/(loss) per share
Basic (pence):
Continuing operations	1.18	2.65	0.61	(84.33)	(95.23)
Discontinued operations	—	—	—	—	4.62
Net income/(loss)	1.18	2.65	0.61	(84.33)	(90.61)
Diluted (pence):
Continuing operations	1.17	2.60	0.60	(84.33)	(95.23)
Discontinued operations	—	—	—	—	4.62
Net income/(loss)	1.17	2.60	0.60	(84.33)	(90.61)
Dividend per share (pence)	—	—	—	4.35	4.35
Dividend per share (US cents)	—	—	—	6.49	6.33
Net income/(loss) per American Depositary Share ("ADS")
Basic (pence):
Continuing operations	4.72	10.60	2.44	(337.32)	(380.92)
Discontinued operations	—	—	—	—	18.48
Net income/(loss)	4.72	10.60	2.44	(337.32)	(362.44)
Diluted (pence):
Continuing operations	4.68	10.40	2.40	(337.32)	(380.92)
Discontinued operations	—	—	—	—	18.48
Net income/(loss)	4.68	10.40	2.40	(337.32)	(362.44)
Dividend per ADS (pence)	—	—	—	17.40	17.40
Dividend per ADS (US cents)	—	—	—	25.96	25.32

Consolidated Cash Flow Data

	Year ended December 31
	2005	2004	2003	2002	2001
	(£ millions)
Amounts in accordance with IFRS
Net cash inflow from operating activities	29.4	57.2	77.1
Net cash (used in)/from investing activities	(25.9)	(21.9)	48.3
Net cash used in financing activities	(6.8)	(20.6)	(170.4)
Amounts in accordance with US GAAP
Cash inflow from operating activities	22.8	47.8	54.1	60.7	96.4
Cash (outflow)/inflow on investing activities	(27.5)	(23.6)	44.6	(17.9)	91.9
Cash inflow/(outflow) from financing activities	1.1	(9.5)	(143.6)	13.8	(192.6)

Consolidated Balance Sheet Data

	At December 31
	2005	2004	2003	2002	2001
	(£ millions)
Amounts in accordance with IFRS
Non-current assets	104.3	219.7	229.2
Current assets	135.1	194.1	177.8
Assets held in disposal group held for sale	164.1	—	—
Total assets	403.5	413.8	407.0
Current liabilities	96.3	123.0	118.7
Non-current liabilities	136.3	130.4	160.0
Liabilities included in disposal group held for sale	48.7	—	—
Total liabilities	281.3	253.4	278.7
Shareholders' funds	120.3	159.1	126.1
Share capital	32.2	31.9	31.5
Amounts in accordance with US GAAP
Non-current assets	196.8	214.5	213.3	298.4	1,136.3
Current assets	223.4	205.0	218.4	281.1	314.1
Total assets	420.2	419.5	431.7	579.5	1,450.4
Current liabilities	163.5	143.8	190.7	179.1	234.2
Non-current liabilities	182.0	199.4	197.7	387.8	303.9
Total liabilities	345.5	343.2	388.4	566.9	538.1
Shareholders' funds	72.8	75.0	41.1	10.5	909.9
Share capital	32.2	31.9	31.5	31.3	31.1

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

US Dollar

        The noon buying rate on June 2, 2006 was $1.88 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(US dollars per pound sterling)
May 2006	1.89	1.83
April 2006	1.82	1.74
March 2006	1.76	1.73
February 2006	1.78	1.73
January 2006	1.79	1.74
December 2005	1.77	1.72

        The following table sets forth information about the noon buying rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(US dollars per pound sterling)
2005	1.93	1.71	1.82	1.72
2004	1.95	1.76	1.83	1.92
2003	1.78	1.55	1.64	1.78
2002	1.61	1.41	1.51	1.61
2001	1.50	1.37	1.44	1.45

        Fluctuations in the exchange rate between pounds sterling and US dollars affect the US dollar equivalent of the pound sterling denominated prices of our shares and, as a result, affect the market price of our ADSs in the United States.

Euro

        The euro rate on June 2, 2006 was €1.46 = £1.00. The following table sets forth the high and low rate for each month of the previous six months.

	High	Low
	(euro per pound sterling)
May 2006	1.48	1.46
April 2006	1.45	1.43
March 2006	1.47	1.43
February 2006	1.47	1.46
January 2006	1.47	1.45
December 2005	1.48	1.45

        The following table sets forth information about the euro rate for the last five years. The average rates for each year are calculated by using the rate on the last business day of each month during the relevant year.

Year ended December 31	High	Low	Average	End of year
	(euro per pound sterling)
2005	1.51	1.42	1.46	1.46
2004	1.52	1.41	1.47	1.41
2003	1.54	1.38	1.45	1.42
2002	1.64	1.53	1.59	1.53
2001	1.67	1.56	1.61	1.64

Risk Factors

        You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussions set forth in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" as well as our consolidated financial statements and related notes included elsewhere in this annual report.

Risks Related to Our Business

Our business, operating results and financial condition could be harmed by fluctuating market conditions in the telecommunications industry, and generally unfavorable economic conditions worldwide.

        The results of our operations have been affected by the cyclical downturns and fluctuating conditions experienced by the global telecommunications market in the past. With the sale of our Network Products group, the telecommunications industry has become our predominant market and the results of our operations may continue to be negatively affected by such downturns and fluctuations in the telecommunications market. Any protection from such conditions in the telecommunications market from which the Group has historically benefited due to its industry diversification will no longer be available. In addition, generally weak global economic conditions have resulted in reduced purchasing and capital spending and a resultant decline in demand for our products and services in the past and if global economic growth continues to be hampered by weak industrial production cycles, reductions in consumer confidence and capital spending, and a failure of the global economies to create more balanced opportunities for growth, we may experience a further reduction in demand for our products and services which could further harm our business, operating results and financial condition.

We operate in rapidly changing industries and if we do not keep up with these rapid changes, and continue significant investment in research and development, our revenue and operating results will suffer.

        The telecommunications industry in particular, and also the market into which we sell our Systems group products, are characterized by rapid technological changes, frequent product and service introductions and evolving industry standards. In particular, we have seen our legacy products in the Service Assurance division of our Communications group become obsolete at a more rapid rate than anticipated and throughout our businesses our current products and services are likely to become technologically obsolete over a relatively short period of time due to the dynamic and rapidly-advancing technology in the communications sector. Beyond the decrease in demand for our legacy Service Assurance products, technological developments in the telecommunications industry generally may also eliminate whole markets or the need for other products or services. Entire product lines may be threatened by new technologies or market trends which may reduce the value of these product lines. We have increasingly seen telecommunications customers focus on next-generation products and reduce their demand for our legacy products. If we fail to anticipate and keep up with changes in technology and rapidly evolving customer trends and requirements in these industries, to develop new products and services incorporating the latest technology and meeting our customers' needs, and to successfully manage the introduction and transition from legacy to new products and services, our revenue and operating results will suffer.

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

        The telecommunications industry has recently experienced significant consolidation. Results of this consolidation trend have included delays in spending by our telecommunications customers on monitoring equipment for current network systems and delays in orders for new products and services. If this trend continues, consolidation of our telecommunications customers could continue to reduce demand for our products and reduce the number of potential customers to whom our telecommunications testing products and services could be sold. The consolidated entities could also purchase products and services from other sources or use the additional leverage they gain from their consolidated purchasing power to demand more favorable terms from us, which could harm our business, operating results and financial condition.

Implementing our strategy of focusing on our core telecommunications business, including the divestment of our Network Products group, will affect our operating results and financial condition.

        There can be no assurance that the strategic focus on our core telecommunications business will be beneficial to our business or financial condition. Prior to its divestment, the Network Products group comprised a significant portion of our overall business and without the Network Products revenues in the future, the remaining Group's results will be more vulnerable to the fluctuations and challenges of the telecommunications market. As a result of the divestment of the Network Products group, historical financial results incorporating the Network Products results may not necessarily reflect our future financial position or results of operations.

Failure to expand and diversify our customer base in some of our businesses could significantly harm our business, operating results and financial condition.

        In some of our businesses, we continue to rely on a limited number of customers, which makes our relationships with these customers, as well as the success of those customers' businesses, critical to the success of our business. We can provide you with no assurance that we will be able to retain this client base, that we will be able to increase our sales to our existing customers or that we will be able to attract additional customers in current or new global markets. Our telecommunications business has, historically, had a significant proportion of its sales in the United States and if we fail to expand into additional global markets through an expanded distributor network and international sales and support personnel, and to manage that distribution network effectively, our business, operating results and financial condition could be harmed. If we do not expand our customer base, poor results or decreased market share of any single customer may adversely affect our own results and the loss of one or more of our largest customers, any reduction or delay in sales to these customers, or an inability to successfully develop and maintain relationships with existing and new customers in existing or new global markets could significantly harm our business, operating results and financial condition.

We face aggressive competition and consolidation trends in certain markets are creating more powerful competitors. If we fail to compete effectively our business, operating results and financial condition will suffer.

        We face aggressive competition in all of our businesses. Our competitors are numerous, including highly specialized firms as well as in-house capability within customers, and new or more powerful competitors may emerge including through mergers or consolidations of existing competitors. Some of our competitors have greater name recognition, larger customer bases, and greater financial, marketing, sales and other resources and some of them, particularly in the telecommunications industry, have gained such advantages through consolidation. To stay competitive as an independent company, we will need to introduce successful new products and also may have to adjust prices and margins of some of our products and manage financial returns effectively. Our business, operating results and financial condition will suffer if we do not compete effectively.

Our efforts to reduce our cost structure may have adverse long-term effects on our business.

        We have historically taken, and will continue to take, measures to reduce our cost structure including divestments of non-core businesses, employee reductions and infrastructure reorganization. There are several risks involved in undertaking such cost reduction measures including the risks that the measures may not be successful in meeting our planned cost reduction targets or enhancing profitability. If such efforts are unsuccessful, further measures may be necessary and these further measures, especially if they involve further reductions in workforce, may negatively affect our ability to develop and market products and remain competitive, to service our customers, to hire and retain key personnel and to operate effectively.

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

If our products are defective, we may be held responsible for liabilities caused by malfunctions of equipment in which our products are used or have to bear some of the cost of recalling this equipment, which would harm our revenue and our reputation.

        Some of our products are incorporated as component parts by manufacturers into sophisticated equipment and machinery or used in critical applications or are stand-alone solutions. If our products are defective, we may be held responsible for the personal, property and financial damages that result from such defects and the costs associated with recalling the products themselves and products in which our defective products were incorporated. Although we carry product liability insurance customary for companies of our size, such available insurance cover may not be sufficient to cover a catastrophic loss or the costs of recall. In addition, our reputation with customers may be damaged as a result of any such event. Product liabilities or the costs of implementing a recall could hurt our profitability, and the damage to our reputation if one or more of our products proves defective could cause us to lose customers.

Many of our businesses and solutions are dependent on partnership with third parties with compatible solutions, third-party manufacturers and the outsourcing of certain portions of our supply chain. If we cannot maintain such partnerships or obtain sufficient products or services from these third-party manufacturers and service providers, we may lose our ability to provide comprehensive solutions to our customers, suffer a loss of customers and experience a reduction in revenue and profit.

        Many of our businesses contract out certain manufacturing processes and we are increasingly exploring cost-effective opportunities to contract out certain supply chain services. In addition, we are increasingly dependent on other companies' point solutions as part of some of our total systems solutions. If we fail to maintain relationships with our point solutions partners we may be unable to deliver our total system solutions to customers and our business may suffer. In addition, if any of such manufacturers or service providers suffered insolvency or catastrophic loss, the delivery of products or services to our operations might be disrupted or even terminated. Delivery of products and services could also be disrupted if such manufacturers or suppliers fail to maintain satisfactory cost and quality levels. In such instances, it might not be possible to find an alternative manufacturer in an acceptable timeframe on the same or acceptable economic terms as the original manufacturer or service provider. If we cannot obtain sufficient quantities and quality of these products or services at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a commercially acceptable cost, which may result in the loss of customers and a reduction in revenue and profit.

Some of our businesses are dependent on key component suppliers. If we cannot obtain sufficient components from these suppliers, we may lose customers and suffer a reduction in revenue and profit.

        Some of our businesses are dependent on components from suppliers who may experience greater demand for their products than they can meet. In some instances these suppliers have introduced allocation systems to divide their available stock among potential customers. We may be affected because the allocation to our business is too small or because suppliers change the way they apportion their available stock to our disadvantage. If we cannot obtain sufficient quantities of these products at an acceptable cost, we may not be able to meet customer demands in the desired timeframe at a cost acceptable to our customers, which may result in the loss of customers and a reduction in revenue and profits.

Third parties may claim we are infringing their intellectual property rights and as a result our business may be harmed.

        Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. We could suffer litigation expenses, or could be prevented from selling certain products as a result of third-party infringement claims. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Indeed, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We may also be subject to significant damages awards or injunctions against development and sale of certain of our products. We currently often rely on obtaining licenses of intellectual property. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

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

        We have concluded a number of divestments of our non-core businesses, including the recent divestment of our Network Products group, but we may, despite divesting of these non-core businesses, have contingent liabilities arising out of those businesses that could adversely affect our business, operating results and financial condition. In addition, the time periods for bringing claims in relation to representations, warranties and indemnities that we have given on recent divestments have not yet expired.

Acquisitions undertaken could be difficult to integrate, disrupt our business and harm our operating results.

        Acquisitions have historically been an important part of our business strategy and we have recently completed two additional acquisitions of businesses which have become a part of our Communications group. We will continue to evaluate strategic opportunities from time to time and may acquire businesses, products or technologies in the future. Acquisitions are inherently risky and if, among other risks, we encounter difficulties integrating new personnel, technology and products, fail to maintain standards and controls, and distract management and other resources from on our ongoing businesses, our business may be affected. No assurance can be given that our previous or future acquisitions will be successful or will not adversely affect our business, operating results or financial condition.

Because of our international operations, we are exposed to a variety of risks, many of which are beyond our control, that could adversely affect our business.

        Our international operations are subject to a variety of potential risks arising out of the global economy, currency fluctuations, exchange control restrictions, regulations on capital investments, the ability to enforce intellectual property rights, language and certain cultural differences in countries where we have operations and the global political outlook. For example, situations such as the threat of terrorism or other hostilities and associated political instability and the effect of heightened security concerns on travel and commerce, may trigger unforeseen economic conditions and cause market demand to fluctuate in an unpredictable manner which could adversely affect our business, operating results and financial condition.

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

Fluctuations in exchange rates and heavy exposure to the US dollar could materially harm our operating results.

        Since we conduct operations globally, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies, principally the US dollar and the pound sterling. Because our financial statements are denominated in pounds sterling, fluctuations in exchange rates, especially if the US dollar weakens against the pound, could have a material impact on our reported results.

Our pension fund deficit may become a burden on our financial resources.

        As of February 15, 2006, we contributed £47 million to our UK defined benefit scheme, eliminating the existing deficit as of September 30, 2005. While this contribution eliminated the deficit as of that date, it is possible that a future actuarial valuation will show a deficit. The UK defined benefit scheme is required to have an actuarial valuation every three years and the next valuation, to be released in 2007, will be as at April 1, 2006. Additional contributions required by future actuarial valuations, may have an adverse effect on the financial condition of our business. Changes in UK legislation will also affect the current statutory minimum funding requirements and this may lead to requirements to make additional contributions to our UK defined benefit scheme.

We may identify issues with our controls over financial reporting when evaluating the same for compliance with section 404 of the Sarbanes-Oxley Act.

        We will be required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 for our Annual Report on Form 20-F for the year ending December 31, 2006. Section 404 requires that we evaluate and report on our systems of internal control over financial reporting. In addition, our independent auditors will have to report on management's evaluation of those controls. In the course of such review and evaluation, we may identify deficiencies in our systems of internal controls over financial reporting that may require remediation. We can give no assurances that any such deficiencies identified may not be considered material weaknesses that may have an adverse effect on the financial condition of our business or our ability to raise capital or other forms of finance in the future.

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

  •
  speculation regarding acquisitions and divestments; and

  •
  any share buy-back conducted by the Company.

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

        We are a public limited company incorporated under the laws of England and Wales. The rights of holders of Ordinary shares and, therefore, many of the rights of ADS holders, are governed by English law and by our Memorandum and Articles of Association. These rights differ from the rights of shareholders in typical US corporations. In particular, English law significantly limits the circumstances under which shareholders of an English company may bring actions on such company's behalf. Under English law generally, only we can bring a claim in proceedings in respect of wrongful acts committed against us. In addition, it may be difficult for you to prevail in a claim against us under, or to enforce liabilities relying upon, US securities laws. See "Item 4. Information on the Company—Enforcement of Civil Liabilities".

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

        The Company was incorporated and registered in England and Wales on July 16, 1949 under the Companies Act 1948 as a private company limited by shares with registered number 470893 with the name Bowthorpe Holdings Limited. In 1955 Bowthorpe Holdings Limited was listed on the London Stock Exchange. The Company re-registered as a public company under the Companies Act 1948 on July 15, 1981 as Bowthorpe Holdings PLC. The Company changed its name to Bowthorpe plc on May 20, 1992 and to Spirent plc on May 12, 2000 and now operates under the Companies Act 1985 (as amended). On May 8 2006, following approval given by shareholders at the AGM on May 3, 2006, the Company was renamed Spirent Communications plc. The Ordinary shares of the Company are traded on the London Stock Exchange and on the New York Stock Exchange in the form of ADSs, represented by American Depositary Receipts ("ADRs"), with one ADS representing four Ordinary shares. The Company is also a constituent of TechMARK, the London Stock Exchange's index for innovative technology companies. Our address is Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom, and our telephone number is +44 (0) 1293 767676. Our website address is www.spirent.com. Information contained on our website and our subsidiaries' websites is not intended to be, and should not be regarded as being, part of this annual report.

        Spirent is now a leading communications technology company that delivers innovative systems and services to meet the needs of customers worldwide. In the mid 1990s Spirent embraced a strategy to move into high technology businesses and identified the communications test industry as a prime sector of interest. Since then we have focused our activities through strategic acquisitions and divestments, culminating in December 2005 with the announcement of the proposed disposal of the HellermannTyton Division. This disposal, which comprised the Network Products group and its associated companies, was completed on February 15, 2006. Following this disposal, Spirent is made up of two groups, Communications and Systems. The HellermannTyton Division has been treated as a discontinued operation in the financial statements for the year ended December 31, 2005.

        During 2004 we completed the divestment of our aerospace maintenance, repair and overhaul ("MRO") software business for net cash proceeds of £2.5 million.

        During 2003 we completed the divestment of our Aviation Information Solutions ("AIS") businesses from within the Systems group's aerospace activities for net proceeds of £3.2 million in cash and we completed the divestment of our 51% interests in WAGO, our former interconnection joint venture, to our joint venture partners for £58.8 million net in cash.

Strategy

        Our overall strategic focus is the growth and development of our communications activities and the long-term value of our Systems group. Our strategic priorities are to:

  •
  lead growth markets;

  •
  increase our presence globally;

  •
  leverage our industry expertise and best in class services;

  •
  deliver comprehensive and innovative solutions to customers; and

  •
  maximize the long-term value of our Systems group.

Overview of Our Business

        In the year ended December 31, 2005, The Group had total revenue from continuing operations of £259.3 million and an operating loss of £39.0 million after charging goodwill impairment of £37.0 million and material one-time items of £8.4 million. Our Communications group remains our largest business in terms of revenue, representing 85% (2004 88%) of continuing revenue in the year ended December 31, 2005.

        Our activities are organized into two groups Communications and Systems.

Communications

        Our Communications group consists of two divisions:

  •
  Performance Analysis
  Spirent's performance analysis solutions include instruments and systems that measure and analyze the performance of network equipment, particularly the devices that route voice and data messages to their destination. Our solutions accelerate the profitable development and deployment of network equipment and services by emulating real-world conditions in the lab and assuring end-to-end performance of large-scale networks. These solutions lower development costs and minimise risks while improving interoperability and scalability.

  •
  Service Assurance
  Our service assurance solutions include remote test, fault and service management systems that help service providers diagnose problems and determine the action required to fix them. Spirent's service assurance solutions make sure revenue-generating services are provided or repaired efficiently and effectively. Customers using Spirent's service assurance solutions benefit through reduced operating costs, improved operations performance metrics and improved customer experience.

Systems

        PG Drives Technology is a leading supplier of sophisticated electronic control systems for specialist electrically powered vehicles in the mobility and industrial markets. These include medical vehicles such as powered wheelchairs and mobility scooters as well as small industrial vehicles such as floor cleaning vehicles and aerial access platforms. Our systems allow the user to control the direction and speed of the vehicle as well as other vehicle functions, including seating or platform position, lights, turn indicators and vehicle diagnostics.

Revenue by Segment

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations:
Performance Analysis	178.8	176.8	148.7
Service Assurance	42.8	74.7	91.7

	221.6	251.5	240.4
Systems	37.7	35.7	51.4

	259.3	287.2	291.8

        On May 3, 2006 and on June 14, 2006 we issued trading updates. The text of these updates is given in "Item 5. Recent Developments".

Geographical Segments

        Our revenue for continuing businesses by market in 2005 comprised: North America 61% (2004 63%; 2003 65%), Europe 17% (2004 17%; 2003 14%), and Asia Pacific, Rest of Americas and Africa 22% (2004 20%; 2003 21%). A breakdown of revenue by market and by source is given below.

Revenue by Market

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations:
Europe(1)	43.0	49.3	39.7
North America(2)	158.2	182.0	190.2
Asia Pacific, Rest of Americas, Africa	58.1	55.9	61.9

	259.3	287.2	291.8

(1)
United Kingdom revenue was £11.0 million (2004 £20.9 million; 2003 £15.7 million).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Revenue by Source

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations:
Europe(1)	61.2	59.9	52.0
North America(2)	180.9	209.7	230.0
Asia Pacific, Rest of Americas, Africa	17.2	17.6	9.8

	259.3	287.2	291.8

(1)
United Kingdom revenue was £50.2 million (2004 £46.5 million; 2003 £40.4 million). Exports from the United Kingdom were £39.3 million (2004 £25.8 million; 2003 £25.2 million), representing 15.2% of total sales from continuing operations (2004 9.0%: 2003 8.6%).

(2)
North America, as referred to in the above table, consists almost entirely of the United States.

Communications Group

        In 2005 our Communications group had revenue of £221.6 million and an operating loss of £37.3 million after charging goodwill impairment of £37.0 million and material one-time items of £7.9 million.

Business Overview

Performance Analysis

        Our Performance Analysis division addresses the needs of service providers, equipment manufacturers, large enterprises and government to test the equipment developed and deployed for telecommunications networks. Our solutions test the performance, functionality and conformance of telecommunications devices. We provide test and measurement capabilities to meet the needs of voice, video, data and mobile testing to reduce risk in deploying new products in the next-generation fixed line and wireless networks. We simulate real-world conditions in the laboratories of our customers, subjecting the equipment under test to impairment and stress to establish its true capability. The increasing scale and complexity of devices combined with the necessity to increase the efficiency of our customers' engineers, drives demand for more innovative test solutions. We believe our emphasis on customer support and professional services are important differentiators, giving us a competitive advantage.

        The market in the Performance Analysis division proved to be volatile and highly competitive during 2005. Revenue grew by 1% in 2005 over 2004 and the division reported an operating profit of £15.9 million. We experienced slow demand in 2005 due to activity levels with US service providers being markedly lower, a result of the impact of merger activity in the sector, and the fact that other customers were absorbing the high levels of equipment they purchased in the prior year. In addition there was a notable slowdown in the demand for Asynchronous Transfer Mode ("ATM") test equipment, whilst the US government also shifted its spending to other priorities. Finally, some major equipment manufacturers continued to work their way through strategic reviews, resulting in further cutting back of their research and development programs.

        In contrast, more favorable conditions were seen in the demand for: security testing across all market segments, high speed Ethernet devices, Gigabit Ethernet, ("Gig E") and 10 Gig E, requirements for increased scale and the emerging needs for triple play (voice, video, data) testing and video quality testing. The transition of access and metro networks to Ethernet, saw increasing demand. Wireless infrastructure testing has expanded from functional test to performance test, stimulating demand for our products. We believe the emergence of Internet Protocol Multimedia Subsystems ("IMS") is also creating new opportunities for the Communications group.

        No one customer in this division represented more than 10% of the total divisional revenues. Our revenues by customer type comprise: sales to network equipment manufacturers represented 49% of the total; sales to service providers of 17%; government accounted for 8%. The remainder includes chip manufacturers and enterprise customers.

        Our wireless and positioning test products had a record year in 2005 and now represent 27% of the division's revenue. All product lines achieved strong growth in 2005: Code Division Multiple Access ("CDMA"), Wideband CDMA ("W-CDMA") and Global Positioning System ("GPS"). We gained market share in the important W-CDMA performance test market and made further strong progress in the sale of GPS emulation systems. We have established and opened wireless service centers in China, Korea, Japan and the United Kingdom, offering higher levels of customer service and support. In 2005 we specified, developed and launched a new High-Speed Downlink Packet Access ("HSDPA")—capable network emulator for the W-CDMA market. Our navigation and positioning test division has been selected to supply key test equipment to support the joint EU and European Space Agency Galileo project. Galileo is a major new global navigation system.

Service Assurance

        Our Service Assurance division is focused on the development of network monitoring systems to enable telecom service providers to test and assure broadband leased line, Digital Subscribe Line ("DSL") and Internet Protocol ("IP") services.

        Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive engineering intervention and facilitating a faster response to customers' problems.

        In Service Assurance, following a very difficult first six months of 2005, when we reported a fall in the division's revenues of over 50%, we achieved stability during the second half of 2005, having realized the substantial cost savings announced in the first half. In 2005 the division reported revenue of £42.8 million down 49% compared with 2004 and an operating loss of £53.2 million after charging £37.0 million of goodwill impairment.

        Over half of the customer profile is made up of the US Incumbent Local Exchange Carriers. The provision of leased line assurance products accounted for approximately 70% of sales throughout the year, whilst the provision of service maintenance and support accounted for 15%.

        Sales opportunities for this division were constrained in 2005 partly as a result of the major acquisitions made by our customers, which has delayed the sourcing of service assurance solutions as they integrated their businesses. In the long-term, we believe this industry consolidation is likely to be beneficial as we aim to extend our embedded solutions and sell new solutions for triple play, field test and advanced business services into these enlarged customers. In addition, sales decreased due to a rapid shift in technology, whilst customers were not yet ready to install next generation assurance solutions.

        During 2005 we concentrated on developing new solutions for triple play and advanced business services.

        We were awarded our first triple play contract with TELUS, a major Canadian telecommunications Company in 2005, our first customer win outside the United States for DSL and for advanced broadband service assurance solutions.

        We believe our product solutions offer carriers increased operational efficiencies whilst ensuring the quality of the voice, video and data services they provide.

        The global telecommunications sector continues to migrate from legacy networks towards IP-based networks and services, which we expect will result in substantial new investment. The shift in carriers' capital expenditure has been slower than expected for service assurance solutions for the deployment of triple play services. We believe that the service assurance market opportunity will develop once the build out has taken place and these new services are launched.

Markets

        The market for our Communications group's performance analysis products comprises three major worldwide customer groups:

  •
  network equipment and terminal equipment manufacturers;

  •
  communications and Internet network service providers; and

  •
  major enterprise end-users and government entities.

        Our performance analysis systems are targeted at the research and development facilities of equipment manufacturers where they are used to develop and test new equipment and technologies. Our systems are also used by network service providers and major enterprise end-users, such as large financial institutions and government entities to evaluate networking equipment, compare products from multiple vendors effectively, ensure performance meets the levels claimed, confirm conformance to industry standards and assess interoperability with existing network elements.

        The service assurance market includes both network management software and test equipment hardware. Service assurance typically includes in-network testing, fault isolation, alarm surveillance, and monitoring the quality and level of service provided.

Products

        Products from the Communications group's Performance Analysis division can simulate entire communications networks, generating simulated voice, video and/or data traffic and analyzing network performance under normal and faulty conditions. They are used in applications including product development, design verification, quality assurance, production testing and network installation and maintenance. This enables customers to test and analyze their equipment or service under various operating conditions, to help ensure their conformance, functionality, quality, scalability and reliability.

        The Performance Analysis division focuses on delivering a comprehensive portfolio of products and solutions for testing next-generation network technologies including tests for technology interfaces, services, applications, scalability and usability. Examples include:

  •
  broadband access interface technologies, such as Ethernet (10/100, gigabit and 10-gigabit), ATM Optical Carrier Level 3-192 ("OC3-192") and Packet Over SONET ("POS") (OC3-192);

  •
  testing for quality of service ("QoS") for differentiated services, such as virtual private networks and virtual local area networks, and routing services such as IPv6, Internet Protocol version 4 ("IPv4"), Open Shortest Path First ("OSPF"), Border Gateway Protocol ("BGP") and Transmission Control Protocol ("TCP");

  •
  Voice over IP ("VoIP"), or Internet telephony, the ability to route voice calls over the Internet;

  •
  IPv6, which provides broader address space for the next phase of the Internet;

  •
  CDMA-2000 and W-CDMA, both 3G wireless technologies;

  •
  Internet infrastructure and web applications and security testing, through the simulation of Internet traffic to stress test websites and web infrastructure devices such as firewalls; and

  •
  GPS and Global Navigation Satellite System ("GNSS") technologies that provide testing of position location for wireless technologies, such as CDMA-2000, GSM and W-CDMA.

        Our Service Assurance division provides systems that enable telecoms service providers to test and assure leased line, DSL and IP services. Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and testing of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralizing their network testing and service assurance processes, reducing the need for expensive physical intervention and facilitating faster responses to customers' problems.

Competition

        The markets for performance analysis and service assurance systems are highly fragmented and competitive. Among the more significant competitors of our Performance Analysis division are Aeroflex Incorporated, Agilent Technologies, Inc., Anritsu Corporation, Empirix, Inc., IXIA and Rohde & Schwarz GmbH & Co. KG, as well as the internal development of communications test equipment by network equipment manufacturers. Competitors of our Service Assurance division include JDS Uniphase Corporation, Agilent Technologies, Inc., Telcordia Technologies, Inc., Tollgrade Communications, Inc. and Sunrise Telecom, Inc., as well as the internal development of Open Source Software ("OSS") by the information technology departments of network services providers.

        We believe we compete effectively in our markets and that our key competitive advantages are: our close relationships with customers; our breadth of products; our focus on being first-to-market; the synergies between our two divisions; and our technological expertise in next-generation networking technologies.

Customers

        Our Performance Analysis division's customer base includes leading network equipment manufacturers, communications and network service providers and enterprise end-users worldwide including government agencies. Orders typically have a short lead time.

        Equipment and chipset manufacturer customers include Alcatel, Cisco Systems, Inc., Huawei Technologies Co., Ltd, Lucent Technologies Inc., Motorola, Inc., Nokia Corporation, Nortel Networks Corporation, Samsung Telecommunications America LLP, Juniper Networks, Inc., Siemens AG, and Tellabs, Inc. We also sell to both the evaluation laboratories and the operations departments of service provider customers including AT&T (SBC) Inc., BT Group plc, Deutsche Telekom AG, Nippon Telegraph and Telephone Corporation, Sprint Nextel Corporation and Verizon Communications Inc. End-user customers are typically large network users and web application providers with their own product evaluation labs. This category includes civilian organizations and defense agencies.

        The Service Assurance division's customer base is focused on the North American service providers from whom we derive the majority of revenues in this division. We have service assurance installations in service providers in North America, including BellSouth Corporation, Qwest Communications International Inc., AT&T Inc., Sprint Nextel Corporation and Verizon Communications Inc. Wireless service provider customers include T-Mobile USA, Inc. and Verizon Wireless. Each of these accounts represents a long-term multi-level customer relationship, with lengthy selling cycles and long-term commitments by both parties. The top three customers accounted for 67% of the revenue for this division in 2005.

        The Communications group has made progress in international markets over the recent years particularly with its Performance Analysis systems. Our Service Assurance revenues are largely within North America.

Sales, Marketing and Support

        Our Performance Analysis division has a worldwide sales force operating from offices throughout North America, Europe and Asia. Where appropriate, we sell our products directly to customers, particularly in North America and in some European and Asian countries. We also, however, have a strong network of international distributors.

        Our Service Assurance division maintains a direct sales force operating from offices throughout North America and Europe. We operate through distributors in Asia.

Manufacturing

        Our Performance Analysis division's manufacturing operation consists primarily of materials planning and procurement, warehousing, logistics, quality control, assembly, systems integration and test. We outsource the majority of our circuit board assembly to third-party contract manufacturers. We then assemble and configure our products to customer orders at our facilities after which the completed system is functionally tested to ensure durability and reliability before shipment to the customer. Similarly our Service Assurance division outsources the assembly of the majority of its products and the manufacturing activities consist of final assembly and test.

        The Communications group, taken as a whole, currently has manufacturing facilities in California, New Jersey, Maryland and the United Kingdom comprising approximately 100,000 square feet.

Systems Group

        After the sale of our last remaining aerospace business in August 2004, our Systems group comprises PG Drives Technology, a leading supplier of sophisticated electronic control systems for specialist electronic vehicles in the mobility and industrial markets. PG Drives Technology develops power control systems for use in a variety of specialist electrically powered vehicles. These include medical vehicles such as powered wheelchairs and mobility scooters as well as small industrial vehicles such as floor cleaning vehicles and aerial access platforms. Our systems allow the user to control the direction and speed of the vehicle as well as controlling other aspects of the vehicle's functions, including seating or platform position, lights, turn indicators and vehicle diagnostics. In 2005 our Systems group had revenue of £37.7 million and operating profit of £4.3 million.

        During 2005 we launched two new wheelchair control systems: the VR2, low cost, mainstream wheelchair control system, and the R-net, a highly sophisticated wheelchair system, designed for the rehabilitation market that can incorporate a wide variety of input and output devices to suit many different disabilities. Due to the competitiveness of these systems and of our established VSI, S-Drive and TRIO+ products, we were successful in increasing customer penetration in both the mobility and industrial vehicles markets during 2005. This was achieved in spite of continuing constraints in US government healthcare funding for powered wheelchairs. We also moved some more of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region. In 2006 we are planning further new product launches that we believe will enable us to strengthen our position in both our addressed markets.

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

        During 2005 we also made further progress in the small industrial vehicles market, with the I-Drive and TRIO+ products.

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

        In the healthcare vehicle markets we consider our main competitors to be Dynamic Controls Limited and Curtis Instruments, Inc. We believe we are establishing ourselves in the industrial market, where there is competition from Curtis Instruments, Inc., Tech/Ops Sevcon, Inc. and ZAPI S.p.A.

        We also face potential competition from our customers who may choose to manufacture their own supplies and from equipment manufacturers who may choose to compete in the market.

Customers

        The Systems group's customer base is comprised mainly of healthcare equipment manufacturers worldwide. Major customers include Pride Mobility Products Corp. and Sunrise Medical Inc. For industrial equipment, major customers include JLG Industries, Inc. The top five customers accounted for 65% of revenue in 2005.

Sales, Marketing and Support

        Our mobility and industrial products are primarily sold through a direct sales force. We also use some distributors in Europe for our industrial products. We have sales support personnel based in the United States, the United Kingdom and the Far East.

Manufacturing

        Our devices are designed in the United Kingdom. Most of our products are also manufactured in the United Kingdom, although we have outsourced the production of some of our low cost products to third party manufacturers in China to reduce manufacturing costs and reduce exchange rate exposure.

Network Products Group

        We announced the proposed disposal of the HellermannTyton Division in December 2005 and the sale to funds controlled by Doughty Hanson & Co Limited was completed on February 15, 2006 for £288.9 million at a cash free/debt free equivalent value. The HellermannTyton Division, which comprises the Network Products group and its associated companies, is reported as a discontinued operation for 2005.

Organizational Structure

        Spirent Communications plc is the ultimate parent company of the Group. We conduct our operations through various subsidiaries and trading divisions. Although this is our legal structure, it does not necessarily coincide with our organizational or management structure. The following is a list of our significant subsidiaries, trading divisions as at June 1, 2006. We have not listed below other subsidiaries that are less significant.

	Country of Incorporation	Percentage held at June 1, 2006
Communications
Communications performance analysis and service assurance
Spirent Communications Inc	Delaware, United States	100
Calabasas, California, USA
Eatontown, New Jersey, USA
Honolulu, Hawaii, USA
Sunnyvale, California, USA
Spirent Communications of Ottawa Ltd	Canada	100
Spirent Communications (SW) Ltd*	England	100
SwissQual Holding AG	Switzerland	100
QuadTex Systems, Inc	Texas, United States	100
Spirent Communications of Rockville, Inc	Delaware, United States	100
Spirent Communications (Scotland) Ltd*	England	100
Spirent Communications (International) Ltd*	England	100
Spirent Communications (India) Pvt Limited	India	100
Spirent Communications (Asia) Limited	Hong Kong	100
Spirent Communications Technology (Beijing) Limited*	PRC	100
Systems
Control systems for the mobility and industrial markets
PG Drives Technology Ltd	England	100
PG Drives Technology Inc	Delaware, United States	100

        The above companies operate and are incorporated in the countries listed. All shareholdings in the companies are held indirectly by Spirent Communications plc, except where indicated by an asterisk (*) where the shareholding is held directly by Spirent Communications plc.

Properties and Facilities

        The following facilities, all of which are leased, are individually material to the business of our Group as a whole:

  •
  26750 Agoura Road, Calabasas, California, United States is a Communications group facility comprising approximately 100,000 square feet and houses a large engineering department and internal administrative departments;

  •
  15200 Omega Drive, Rockville, Maryland, United States is a Communications group facility comprising an aggregate of approximately 75,000 square feet, used for internal administrative services, client services, marketing and engineering and includes a number of testing laboratories for Service Assurance products;

  •
  542 Industrial Way West, Eatontown, New Jersey, United States is a Communications group facility comprising approximately 70,000 square feet used for product development, marketing and sales, quality assurance, client services, administrative services and elements of the Group shared services, which include purchasing, IT, manufacturing, finance, corporate marketing and human resources; and

  •
  1 Airspeed Road, Christchurch, Dorset, United Kingdom is a Systems group facility comprising approximately 60,000 square feet and houses engineering, manufacturing, sales and internal administrative departments.

        We believe that our current facilities will be adequate to meet our needs for the next 12 months, and, in the event that this is not the case, that we will be able to obtain additional space when and as needed on an acceptable basis.

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

Materials

        We purchase raw materials and components from a wide range of suppliers and we outsource certain manufacturing processes and use components from various third parties. We are not dependent on any single manufacturer or supplier.

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

  •
  to enforce either in the United States or jurisdictions outside the United States, judgments obtained against us, or most of our directors and executive officers, in the United States courts in any lawsuit, including lawsuits under the civil liability provisions of United States securities laws; or

  •
  you may also have difficulties enforcing liabilities under the United States securities laws in original actions brought in courts in jurisdictions located outside the United States. Liabilities against such persons may not be enforceable in the United Kingdom in original actions or in actions for the enforcement of judgments of United States courts predicated upon the federal securities laws of the United States.

        Under English law, our directors and officers have fiduciary duties to the Company, including, generally, duties to act in the best interests of the Company and to exercise appropriate skill and care. English law, however, limits the circumstances under which shareholders of an English company may bring actions on such a company's behalf for breach of these duties more significantly than does, generally, state law in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis relates to our financial condition as of December 31, 2005 and the results of operations for the years ended December 31, 2005, 2004 and 2003. This discussion should be read in conjunction with our Selected Consolidated Financial Information and our Audited Consolidated Financial Statements included elsewhere in this annual report. You should also read the description of our business included in "Item 4. Information on the Company."

        Spirent has applied IFRS, as adopted by the European Union, for the first time in 2005 with a transition date of January 1, 2003.

        The most significant impacts have been in relation to:

  •
  the elimination of the charge for goodwill amortization;

  •
  the change in the profit or loss on the disposal of operations; and

  •
  an increase in the charge for share-based payment.

        Overall, this has had a net beneficial effect on Spirent's historic reported earnings for 2003 and 2004. In addition, the results of the HellermannTyton Division have been presented as discontinued operations.

        The following discussion and analysis by segment is based on the Consolidated Financial Statements of Spirent Communications plc and its subsidiaries, together with its share of profits of its joint ventures and associates, which we refer to as the Group. A summary of the main differences between IFRS and US GAAP as they relate to us is set out in Note 39 of Notes to the Financial Statements.

        We evaluate performance for each reportable segment based on revenue and operating profit before material one-time items, goodwill impairment and share based payment. Operating profit and return on sales are used by the Group as key measures of operating performance and are stated before the effect of material one-time items, goodwill impairment and share-based payment so that period on period comparisons are not distorted. Adjusted earnings per share is considered by the Group and our investors to be a key measure of overall earnings performance. The calculation is based on reported earnings adjusted for material one-time items, goodwill impairment, share-based payment, profit on the disposal of operations and any related tax as well as prior year tax adjustments.

        Unless otherwise stated, operating profit and return on sales are stated before material one-time items, goodwill impairment and share-based payment.

Overview

        Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets.

        The HellermannTyton Division has been treated as a discontinued operation as required by IFRS.

        The Group's 2005 results were principally affected by the operating losses incurred by the Service Assurance division. These losses were incurred in the first half of the year and substantially reduced in the second half of the year as a result of the actions we took in the first half of the year.

        Material one-time items of £8.4 million have been expensed in the year. Of this £3.9 million is in relation to restructuring actions in the Service Assurance division and £1.4 million for inventory write-downs again in this division. Other material one-time items of £3.1 million have been taken in relation to supply chain initiatives and other restructuring actions within the Group. We also took a goodwill impairment charge of £37.0 million due to the drop in activity in the Service Assurance division.

Performance Analysis

        Revenue and operating profit before material one-time items, goodwill impairment and share-based payment in the Performance Analysis division for 2005 were slightly up on 2004. In this division several of our end markets were weaker than had been anticipated earlier in the year, particularly so in the third quarter, although activity in the fourth quarter did recover somewhat. In addition, we are in a product transition phase as we progressively introduce new and improved products and solutions. Encouragingly, sales to some of our largest customers in the equipment manufacturing sector grew by more than 30% and the division's wireless and position location test activities experienced their best year ever.

Service Assurance

        Revenue in the Service Assurance division was down 43% compared with 2004 and as a result the division reported an operating loss before material one-time items, goodwill impairment and share-based payment of £9.6 million of which £9.0 million was incurred in the first half of the year. In the first quarter of 2005 our major customers, the US service providers, had delayed the release of their full capital spending budgets partly due to merger activity, with a larger proportion of these budgets shifting towards next-generation rather than existing networks. As these trends became apparent we undertook significant restructuring actions in the division, including changing senior management, reducing headcount by around 260 (approximately 40% of the total workforce) which resulted in a much reduced loss for the second half of £0.6 million. During 2005 we have refocused our product development efforts to generate new solutions for triple play and advanced business services; this will continue through 2006.

Systems

        Our Systems group grew revenue and operating profit by 20% and 29%, respectively, benefiting from the launch of two new wheelchair control systems.

Acquisitions and Disposals

        Acquisitions and disposals are discussed in "Item 4. Information on the Company" and in Notes 34 and 35 of Notes to the Financial Statements.

        During 2005, the Group disposed of certain non-trading companies.

        On September 19, 2005, Spirent Communications plc announced that it had commenced a formal process that was expected to result in the disposal of the HellermanTyton Division. The decision was consistent with the stated strategy of focusing on growing the Communications group. This process progressed and the Board accepted a formal offer from funds controlled by Doughty Hanson & Co Limited for this division, which was announced in December 2005. This transaction was subject to certain regulatory approval and shareholder approval. All regulatory approvals were received and shareholders approved the transaction at an Extraordinary General Meeting held on January 24, 2006. The disposal was completed on February 15, 2006 when proceeds of £288.9 million (for a cash free/debt free equivalent value) were received.

        On January 23, 2006 the Group announced that it had entered into an agreement to acquire SwissQual Holding AG for an initial consideration of CHF 62.5 million (£27.7 million). A further CHF 28.0 million (£12.4 million) is payable depending on revenue growth and various technical milestones.

        On February 13, 2006 the Group announced the acquisition of QuadTex Systems Inc. for $7.5 million (£4.2 million), with a further $1.5 million (£0.9 million) payable, depending on certain technical milestones and the retention of key employees.

Recent Developments

        On May 3, 2006 the Company provided an update on trading as follows:

        As initially indicated at the time of the Group's 2005 preliminary results issued on February 23, 2006, trading during the first quarter of the current financial year was characterised by continuing variable market conditions, albeit the quarter is typically Spirent's quietest.

        However, first quarter revenues were ahead of our expectations as at the time of our preliminary results in what remains a very competitive market place.

        Divisional performance was as follows:

  •
  Performance Analysis Broadband ("PAB") saw solid revenue growth driven by concerted development and sales and marketing activity. This additional investment will reduce PAB's expected first half trading profit by £3 million, however we do not expect this expenditure to be repeated in the second half. During the quarter there was also some competitive positioning on price with a consequent impact on margins.

  •
  Performance Analysis Wireless continued to show strong growth and good profitability.

  •
  We are pleased with the initial performance of the two businesses acquired at the start of the year, SwissQual and QuadTex, and integration is proceeding to plan. We anticipate them contributing positively to earnings as the year progresses.

  •
  Service Assurance showed growth in revenue over the corresponding period last year, trading close to breakeven.

  •
  Systems continued to perform profitably and in line with expectations.

        As we indicated in February, 2006 is a year of product transition as the increased capability of our new products and solutions will enable us to gain market share. To date we have been encouraged by the performance of these new products, such as the Spirent TestCenter™, and by the response of our customers.

        Overall, our profit expectations for the year as a whole are unchanged. We continue to anticipate that the Group's performance will show recovery over last year, although with a pronounced seasonal bias to the second half as benefits progressively accrue from our investment in the business and our recent acquisitions.

        Spirent will issue its interim results on 10 August 2006.

Conclusion

        Over the last eighteen months, we have transformed Spirent into a focused communications business with a significantly strengthened financial position. The recent acquisitions of SwissQual and QuadTex and the successful disposal of HellermannTyton were key events in this transformation.

        The decision to focus on communications reflects our view that the sector offers Spirent the best top and bottom line growth opportunities in the mid and long term, leveraging our leading market positions in our key product segments.

        To reflect the transformation of the Group, a proposal was voted upon, and approved by shareholders, on May 3, 2006 to rename Spirent plc as Spirent Communications plc. In addition, we are in the process of establishing our operational headquarters in Sunnyvale, California, in the center of Silicon Valley where we have the highest concentration of customers. Our corporate headquarters will remain in the United Kingdom.

        Spirent has a broad portfolio of market-leading products addressing some of the fastest growing segments in the broadband and wireless markets. As a result, we continue to believe that Spirent is well positioned to take advantage of the many opportunities in its market place.

        On June 14, 2006 the Company provided an update on trading as follows:

Summary

  •
  Revenues for the six months ending July 2, 2006 are expected to be in line with market expectations, during a period of significant product transition.

  •
  Profitability in the Performance Analysis division for the first half is expected to be lower than previously anticipated in our statement on May 3, 2006 by £4 million to £6 million, which we do not expect to be recovered during the second half.

  •
  The Company will continue to carefully manage the balance between the cost base and maintaining the capability to generate long-term growth.

Current trading

        We reported at the time of the Annual General Meeting on May 3, 2006 that revenue for the first quarter, albeit typically our quietest, was ahead of expectations but that trading was characterised by variable market conditions and a very competitive market place. These trends have continued into the second quarter where we have seen a tough market background with volatility in demand, as has also been reported by other companies in the test and measurement sector.

        In addition some short-term delays to product launches and our decision to continue to incur a higher level of investment in product development and sales and marketing, to create a stronger long-term market position, has also affected profitability in the second quarter.

        Although we expect that revenues will be in line with market expectations for the first half, risk remains as to the final outcome as the bulk of our revenues for the second quarter are usually realized during the last weeks of June.

  Performance Analysis

  •
  Performance Analysis Broadband continues to manage a significant transition in product revenues, as sales of older platforms decrease and are replaced by the sales of the new product solutions incorporating latest technology. This month we have launched the next release of Spirent TestCenter™, which addresses the needs of the IPTV development market and delivers a significant improvement in time to test, unmatched by other providers. We believe that this will deliver significant competitive advantage. However, the launch date was later than planned as we undertook extended engineering efforts to develop and test the latest product release, particularly the increased ability to test large-scale devices to meet leading-edge market requirements. This has delayed revenue upside expected to fund the additional investment in product development during the second quarter. In addition we have extended the period of increased spending on sales and marketing in order to gain market position for the long-term, further reducing profits in the short-term.

  •
  Performance Analysis Wireless has experienced a slowing in demand in the WCDMA market due to delays in deployment of location based technologies and for conformance test. In addition there have been delays to order intake, resulting in lumpy demand patterns in some parts of the business.

  Service Assurance

  •
  The Service Assurance division is expected to meet its planned first half performance; however we expect revenues on legacy products to continue to decline year on year through the second half. We continue to believe that we are well placed to serve the needs of carriers to monitor next-generation networks, however revenues for such solutions are now not expected to be achieved until 2007. We will continue to manage the division to maintain a near break-even result.

  Systems

  •
  The Systems group continues to perform profitably and in line with expectations.

Intangibles amortisation and goodwill impairment under International Financial Reporting Standards ("IFRS")

        Under IFRS the expected revenue decline in the Service Assurance division is likely to necessitate a further goodwill impairment at the interim stage.

        In addition, as required by IFRS, an exercise is being carried out to identify and to determine the fair value of the intangible assets in relation to the acquisitions of SwissQual and QuadTex. Intangible assets identified will be amortised over their remaining lives as an operating expense. Initial indications are that the annualised amortization charge will be in the region of £2.5 million.

        Goodwill impairment and amortization of intangibles do not impact the cash flows of the Company.

Anders Gustafsson, Chief Executive, commented:

        "As we indicated previously, 2006 is a year of product transition as the increased capability of our new products and solutions is expected to enable us to gain market share. However delay in orders, the competitive market place and our increased investment are likely to impact profitability in the short-term.

        "To date we have been encouraged both by the performance of our new products and by the response of our customers with a considerable number of trials of Spirent TestCenter™ now underway."

        Spirent Communications plc will issue its interim results on August 10, 2006.

        On the June 29, 2006 the Company made the following announcement:

        As previously stated, the Company is managing significant product transition in the current year:

  •
  within the Performance Analysis Broadband division, as sales of older platforms decrease and are replaced by the sales of new products; and

  •
  within the Service Assurance division, as legacy product revenues continue to decline, whilst investment is being made in new monitoring solutions for voice, video and data networks.

        During this transition phase we said that we would continue to carefully manage the balance between the cost base and maintaining the capability to generate long term growth.

        Accordingly, we are implementing restructuring actions in the Performance Analysis and Service Assurance divisions to realign resources and reduce operating expenses. The major part of these actions will take place in the Service Assurance division, which will enable it to maintain a near break-even result for the second half of 2006 (following the cost reductions outlined below, pro forma break-even sales for Service Assurance are estimated to be £36 million per year).

        The total annualised cost reduction will be approximately £9.0 million per year. The cost of these actions is a one-time charge of £5.0 million of which £4.0 million will be in cash, to be expensed and reported in our forthcoming interim results on 10 August 2006.

Anders Gustafsson, Chief Executive of Spirent, commenting on the actions, said:

        "The main consideration behind these restructuring actions is to ensure that our resources are allocated appropriately to develop our enhanced products. This will ensure that we can offer the platforms required by network equipment manufacturers for the development of their own products, and by service providers for the deployment of their next-generation networks."

Results of Continuing Operations

	2005	2004	Change
	(£ millions)%
Revenue	259.3	287.2	(10)
Operating profit before material one-time items, goodwill impairment and share-based payment	11.5	22.9	(50)
Return on sales (%)	4.4	8.0

Results

        Reported revenue from continuing businesses for 2005 of £259.3 million was down 10% per cent and operating profit of £11.5 million was down 50% compared with 2004. Return on sales for the continuing Group reduced to 4.4% from 8.0% in 2004.

        Revenue by market grew in the Asia Pacific region by 4% but was down in Europe and North America, having been affected by the performance of the Service Assurance division in both regions.

        Operating profit was impacted by the weakness in the Service Assurance division in the first half year, this division reported a loss of £9.0 million for that period. In the second half year the loss in this division was much reduced to £0.6 million, mainly as a result of the restructuring actions we took. Revenue and operating profit in the Performance Analysis division were up 1% compared with 2004. Profitability in the Performance Analysis division was slightly lower in the third quarter of 2005 recovering somewhat in the fourth. The ongoing business in the Systems group reported good growth in 2005 over 2004.

        Non-segmental costs, which are those that cannot be directly attributed to the operating segments were £5.3 million excluding material one-time items and share-based payment (2004 £5.3 million). These costs include the costs of our Board, costs in relation to our dual listings and compliance costs.

        In 2005 the effects of currency translation were less marked than in 2004. Currency translation increased revenue from continuing operations by £1.7 million, and increased profit before tax, goodwill impairment and material one-time items by £0.2 million.

        Reported loss before tax was £41.7 million compared with a profit of £11.2 million for 2004.

        Basic loss per share from continuing operations was 3.97 pence compared with basic earnings per share of 0.98 pence in 2004.

Revenue

        Our revenues from continuing operations are derived from:

  •
  communications: performance analysis and service assurance solutions; and

  •
  power control systems for specialist electrical vehicles.

        During the year ended December 31, 2005 revenue from continuing operations by source in Europe was 24% (2004 21%), and the United Kingdom comprised 19% (2004 16%), and in North America 70% (2004 73%). This reflects the weaker revenues of the Service Assurance division which is principally based in the United States.

        No single customer accounted for more than 10% of total revenue in any of the three years in the period ended December 31, 2005.

Cost of sales

        Cost of sales is comprised of direct costs associated with product sales including product development and all attributable overheads. Of our two remaining operating groups, our Communications group has historically experienced the lowest cost of sales as a percentage of revenue and has consequently earned the highest margins. However these margins were lower during the telecommunications downturn.

Operating expenses

        Operating expenses consist of selling and distribution expenses, administration expenses and other operating income. Selling and distribution expenses consist primarily of salaries and related costs for sales and marketing personnel and promotional expenditures. Administration expenses include material one-time items, goodwill impairment and share-based payment. For both categories of expenses excluding material one-time items, goodwill impairment and share based payment the principal variable is headcount.

(Loss)/profit from interest in joint venture

        This represents our share of the costs of our Spirent DM Limited joint venture, which was established in 2003 and from which we exited in 2004. Also included for 2003 is our share of the results of the WAGO joint venture which was sold in April 2003.

Finance income and Finance costs

        Finance income is comprised of interest from cash and cash equivalents.

        Finance costs primarily comprise interest on loans and bank overdrafts, as well as finance charges on finance leases. Finance charges associated with debt issuances are charged to the income statement over the life of the instrument and included in finance costs. Costs associated with the part prepayment of loans, comprising the make-whole amount on the notes and related bank fees, arose in 2004 and 2003.

        Finance expense or income arises in connection with the application of IAS 19 "Employee Benefits" and represents the expected return on the schemes' assets net of the charge for the increase during the period in the present value of the schemes' liabilities because the benefits are one year closer to settlement.

Critical Accounting Policies

        The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of the Group. To aid in that understanding, management has identified Spirent's "critical accounting policies". These policies are considered "critical" because they have the potential to have a material impact on the Group's financial statements, and because they require judgments and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Goodwill

        Goodwill arising on the acquisition of subsidiaries, representing the excess of cost over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is capitalized as an intangible asset. Goodwill is carried at cost less any accumulated impairment losses.

        Goodwill in each cash-generating unit is tested annually for impairment and more frequently if there is any indication that the current asset value is not recoverable, in accordance with IFRS and US GAAP.

        For the purpose of impairment testing, goodwill is allocated to the related cash-generating units monitored by management, usually at business segment level or statutory company level as the case may be. Where the recoverable amount of the cash-generating unit is less than its carrying amount, including goodwill, an impairment loss is recognized in the income statement.

        The carrying amount of goodwill allocated to a cash-generating unit, an operation within a cash-generating unit, an associate or jointly controlled entity is included in the profit and loss on its disposal.

        As a result of the substantial drop in activity in the Broadband unit of the Service Assurance division during the first half of 2005 this unit was tested for impairment. Following the impairment test, a goodwill impairment charge of £37.0 million was recognized.

        The appropriate annual valuation exercises were carried out in 2005, 2004 and 2003 under IFRS and US GAAP, the result being that no further impairment charges were identified.

        The impairment reviews for IFRS and US GAAP have been performed using a number of assumptions which management considers most appropriate given the market conditions at that time. These assumptions underpin the cash flows upon which the calculations are performed. The discount rates applied were chosen based on the perceived risk within each business. Varying any of these assumptions could have materially changed the results of these reviews.

        With regard to the assessment of value in use of the Performance Analysis unit, management believes that no reasonable possible change in any of the key assumptions would cause the carrying value of the unit to exceed its recoverable amount.

        For the Service Assurance Broadband unit, there are reasonable possible changes in key assumptions which would cause the carrying value of the unit to exceed its recoverable amount. In particular, the revenue growth assumptions in the strategic plan are based upon the successful execution of a new strategy for growth to meet the needs of service providers for their new triple play networks and services. The strategic plan, upon which the projections are based, assumes a significant increase in revenue in 2007, being the full year effect of new products expected to be launched in the second half of 2006. Should management fail to execute this strategy such that the anticipated increase in revenue is not realized by 50% or more in that year and assuming growth is maintained at planned rates thereafter, albeit off a lower base, then value in use would be reduced to a value equal to the carrying amount of the unit.

Inventories and receivable provisions

        Provisions are made against inventories in excess of 12 months' usage and for doubtful debts. Our policy is to reserve against both excess and obsolete inventories. Inventory is assessed and reserved if in excess of 12 months' usage. Obsolete inventories are identified on an itemized basis. Receivables are reserved based on exposures on specific customer accounts and reserved as soon as the exposure is identified by management through the process of regular reviews. Use of a different policy in respect of inventory and receivables could result in materially different provisions being made.

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

        The above gives rise to an IFRS to US GAAP difference in respect of revenue recognition in the reconciliations of both net income/(loss) and shareholders' equity.

Pensions

        The cost of providing benefits under the defined benefit pension schemes is determined separately for each scheme using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. Past service costs are recognized in the income statement on a straight line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs the obligation and related scheme assets are re-measured using current actuarial assumptions and the resultant gain or loss recognized in the income statement during the period in which the settlement or curtailment occurs.

        The interest element of the defined benefit cost represents the change in present value of scheme obligations resulting from the passage of time and is determined in applying the discount rate to the opening present value of the benefit obligation, taking into account any material changes in the obligation during the year. The expected return on the scheme assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of scheme assets of contributions received and benefits paid during the year. The difference between the expected return on scheme assets and the interest cost is recognized in the income statement as other finance income or expense.

        Actuarial gains and losses are recognized in full in the statement of recognized income and expense in the period in which they occur.

        The defined benefit pension asset or liability in the balance sheet comprises the total for each scheme of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds), less any past service cost not yet recognized and less the fair value of scheme assets out of which the obligations are to be settled directly. Fair value is based on market price information and in the case of quoted securities is the published bid price. The value of the net pension benefit asset is restricted to the sum of any unrecognized past service costs and the present value of any amount the Group expects to recover by way of refunds from the scheme or reductions in the future contributions.

        Contributions are payable to the overseas defined contribution schemes are charged to the income statement in the year in which they are due.

        The funding position of the defined benefit schemes reported at December 31, 2005 was a deficit of £50.8 million (2004 £37.3 million), representing a funding deficit of 28% (2004 26%).

        The various assumptions used in this valuation are detailed in Note 10 of Notes to the Financial Statements. Changing any one, or a combination of these assumptions will result in a change to the deficit reported. Varying the assumptions will also have an impact on the income statement and the statement of recognized income and expense.

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

Tax

        Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

        Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognized in the income statement.

        Deferred income tax is recognized on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions.

  •
  where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither the accounting nor taxable profit or loss;

  •
  in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

  •
  deferred income tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilized.

        Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realized or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

        Deferred tax assets of £13.3 million (2004 £13.3 million) arising principally on temporary differences in the United States and United Kingdom have not been recognized. The deferred tax asset of £15.2 million in respect of the UK final salary pension scheme has not been recognized. In 2004 this asset was recognized as part of the defined benefit pension plan deficit.

        In addition, the Group has tax losses arising in the United States of £79.6 million (2004 £70.6 million) and in the United Kingdom of £42.2 million (2004 £39.6 million) that are available for offset against future taxable profits and which have not been recognized.

        We have not recognized these deferred tax assets based on current forecasts and estimates prepared by management. A change to these forecasts and estimates could result in recognition of some of the assets currently unrecognized. Given the significance of the assets that remain unrecognized this could materially affect the deferred tax assets reported and the resulting credit to the income statement or statement of recognized income and expense.

Share-based payment

        Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

        The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

        The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date, until the vesting date, reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of the directors of the Company at that date and based on the best available estimates.

        No expense is recognized for awards that ultimately do not vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided all other performance conditions are satisfied.

        Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of the modification.

        Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

        Varying any of the assumptions used to measure the fair value of awards or a combination of these assumptions will change the charge for share-based payment.

Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

	Year ended December 31
	2005	2004
	(£ millions)
Revenue
Performance Analysis	178.8	176.8
Service Assurance	42.8	74.7
Communications	221.6	251.5
Systems	37.7	35.7

	259.3	287.2

Operating profit before goodwill impairment, material one-time items and share-based payment
Performance Analysis	22.0	21.7
Service Assurance	(9.6)	2.5
Communications	12.4	24.2
Systems	4.4	4.0
Non-segmental	(5.3)	(5.3)

	11.5	22.9

Revenue and operating profit

        Comparisons by segment are given below for continuing operations. Operating profit and return on sales are stated before goodwill impairment, material one-time items and share-based payment.

Communications

	2005	2004	Change
	(£ millions)%
Revenue
Performance Analysis	178.8	176.8	1
Service Assurance	42.8	74.7	(43)

	221.6	251.5	(12)

Operating profit before material one-time items, goodwill impairment and share-based payment
Performance Analysis	22.0	21.7	1
Service Assurance	(9.6)	2.5	—

	12.4	24.2	(49)

Return on sales (%) before material one-time items, goodwill impairment and share-based payment
Performance Analysis	12.3	12.3
Service Assurance	—	3.3
Communications group	5.6	9.6

        Our Communications group aims to help the world communicate faster, better and more efficiently. Many of the world's leading communications companies use our solutions to conduct performance analysis tests in labs on their latest technologies. As new communications services are introduced, we aim to provide the tools to facilitate troubleshooting and improve the quality of these networks and services.

        Revenue and operating profit in the Performance Analysis division was slightly up. In this division we experienced variability in terms of end customer demand principally in the third quarter and in broadband test activities, with the division's wireless and position location test activities experiencing good growth.

        In 2005 the operating loss in the Service Assurance division, although substantially reduced in the second half year, affected the performance of the Communications group as a whole.

        Revenue in the Service Assurance division was down 43% compared with 2004 and the division reported an operating loss of £9.6 million. The reduced revenues were principally a result of the decline in leased line monitoring and the delay in innovation of next-generation assurance solutions. Restructuring actions were taken in this division in the first half of the year to reduce the rate of this loss.

Performance Analysis

        Revenue and operating profit in the Performance Analysis division grew by 1% in 2005. We invested £42.1 million (2004 £43.2 million and 24%), representing 24% of sales into product development to increase capabilities of our existing products and develop innovative products for launch in 2005 and 2006.

        The market proved to be volatile and highly competitive during 2005. At the interim stage we reported that market conditions were variable due to lower spending by the US government and certain US service providers. As expected the variable conditions continued through the second half year.

        As announced in December, revenue for the third quarter was lower than previously expected, although this was partly offset by improved trading in the fourth quarter. We experienced slower demand in 2005 due to activity levels with US service providers being markedly lower, as a result of the impact of merger activity in the sector and the fact that other customers were absorbing the high levels of equipment they purchased in 2004. In addition there was a notable slowdown in the demand for ATM test equipment, while the US government also shifted its spending to other priorities. Finally, some major equipment manufacturers continue to work their way through strategic reviews, resulting in further cutting back of their research and development programs.

        In contrast, more favorable conditions were seen in the demand for: security testing across all market segments, high speed Ethernet devices, Gig E and 10 Gig E requirements for increased scale and the emerging needs for triple play (voice, video, data) testing and video quality testing. The transition of access and metro networks to Ethernet saw expansion in demand, particularly in the first half year. Wireless infrastructure testing has expanded from functional test to performance test, stimulating demand for our products. We believe the emergence of IMS is also creating new opportunities for the Communications group.

        Despite the strength of demand for Ethernet test equipment aggressive actions by competition resulted in some loss of market share in this sector. We have responded by establishing a major customer support team, to offer both additional services and to launch new product solutions during the second half of the year. Internally we are progressing our initiatives to increase our own product development efficiency and effectiveness to improve our product realization process. The launch of Spirent Testcenter™, our unified platform for Ethernet testing, has resulted in competitive wins with major existing as well as new customers. Our development plans for Spirent Testcenter™ throughout the next 18 months are intended to deliver increased functionality, scale, ease of use and automation.

        Total revenues from our top 20 customers grew year-on-year and account for approximately 40% of revenues; growth rates for a number of these accounts exceeded 30%. No one customer represented more than 10% of the total divisional revenues. Our revenues by customer type maintained a similar profile. Sales to network equipment manufacturers represented 49% of the total; sales to service providers of 17%; government accounted for 8%. The remainder includes chip manufacturers and enterprise customers.

        On a geographic basis there was growth in revenue in Europe for all test solutions, but notably for VoIP, web applications and wireless handset test systems. The US market was flat, for reasons described above. Activity in the Asia Pacific region grew, and we maintained revenue levels in Japan, despite difficult market conditions. We enjoyed strong growth in the Indian market.

        Our wireless and positioning test products had a record year and sales now represent 27% of the division's turnover. All product lines achieved strong growth: CDMA, W-CDMA and GPS. We gained market share in important W-CDMA performance test market and made further strong progress in the sale of GPS emulation systems. Revenues grew in the most important markets in Asia, namely China, Korea and Japan and we also make good progress in Europe. We have established and opened wireless service centers in China, Korea, Japan and the United Kingdom, offering high levels of customer service and support. We specified, developed and launched a new HSDPA-capable network emulator for the W-CDMA market. Spirent's navigation and positioning test division has been selected to supply key test equipment to support the joint EU and European Space Agency Galileo project. Galileo is a major new global navigation system.

Service Assurance

        The global telecommunications sector continues to migrate from legacy networks towards IP-based networks and services, which we believe will result in substantial new investment. The shift in carriers' capital expenditure has been slower than expected for our service assurance solutions for the deployment of triple play services. We believe that the service assurance market opportunity will develop once the build out has taken place and these new services are launched.

        Following a difficult first six months of 2005, when we reported a fall in the division's revenues of over half and an operating loss before material one-time items, goodwill impairment and share-based payment of £9.0 million, we achieved stability during the second half of the year, having realized the substantial cost savings announced in the first half of the year. We have developed a new strategy for growth aimed to meet the needs of service providers for their new triple play networks and services. In addition, we have developed a new generation of handheld test equipment, which we believe will enable field test engineers to access the power of the central office test and monitoring systems in the field.

        The revenue profile by customer has remained comparable with 2004, with over half of the activity being with US incumbent local exchange carriers. The provision of leased line assurance products accounted for approximately 70% of sales throughout the year, while the provision of service maintenance and support accounted for 15%. The second half operating loss of £0.6 million reduced significantly from the first half loss of £9.0 million. This was due to higher revenue of £2.4 million, a gross profit improvement from a favorable product mix as we shipped software at higher margins in the second half, and the realization of cost savings.

        Sales opportunities for this division were constrained in 2005 partly as a result of the major acquisitions made by our customers, which has delayed the sourcing of service assurance solutions as they integrated their businesses. In the long-term, we believe this industry consolidation is likely to be beneficial as we aim to extend our embedded solutions and sell new solutions for triple play, field test and advanced business services into these enlarged customers.

        In addition, sales decreased due to a rapid shift in technology, while customers were not yet ready to install next-generation assurance solutions. We were awarded our first triple play contract with TELUS, a major Canadian communications company, our first customer win outside of the United States for DSL and for advanced broadband service assurance solutions.

        We have concentrated on developing new solutions for triple play and advanced business services. While we remain cautious about the timing of the full scale deployment of advanced services by carriers worldwide, we believe that due to the actions taken in 2005 we are well placed to serve the market requirements as they develop.

Systems

	2005	2004	Change
	(£ millions)%
Revenue	37.7	31.3	20
Operating profit before material one-time items, goodwill impairment and share-based payment	4.4	3.4	29
Return on sales (%) before material one-time items, goodwill impairment and share-based payment	11.7	10.9

        Figures in the above table relate to PG Drives Technology only. Divested businesses contributed £4.4 million of revenue and £0.6 million of operating profit in 2004.

        During 2005 we launched two new wheelchair control systems: the VR2, low cost, mainstream wheelchair control system, and the R-met, a highly sophisticated wheelchair system, designed for the rehabilitation market that can incorporate a wide variety of input and output devices to suit many different disabilities. Due to the competitiveness of these systems and of our established VSI, S-Drive and TRIO+ products, we were successful in increasing customer penetration in both the mobility and industrial vehicles markets during the year. This was achieved in spite of continuing constraints in US government healthcare funding for powered wheelchairs. We also moved some more of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region. In 2006 we are planning further new product launches that will enable us to strengthen our position in both our addressed markets.

Cost of sales

        Cost of sales for continuing operations was £153.1 million for the year ended December 31, 2005 compared with £165.2 million for the year ended December 31, 2004. Cost of sales as a percentage of revenue was higher at 59% compared with 58% for 2004.

        Product development spend for 2005 was £58.4 million, or 23% of revenue (2004 £63.2 million and 22% respectively). Of this amount £42.1 million (2004 £43.2 million) was spent in the Performance Analysis division and £14.0 million (2004 £17.2 million) in the Service Assurance division. Product development is included in cost of sales in the income statement.

        Gross profit decreased to £106.2 million, 41% of sales from £122.0 million, 42% of sales in 2004. This was a result of the decrease in revenue in Service Assurance, the low levels of activity in the first half of the year resulting in unrecovered manufacturing overheads and to the relative increase in product development spending as a percentage of sales.

Operating expenses

        Total operating expenses for continuing operations, which include material one-time items, goodwill impairment and share-based payment were £145.2 million for the year ended December 31, 2005 compared with £106.8 million for the year ended December 31, 2004.

        Selling and distribution expenses were lower at £70.9 million for the year ended December 31, 2005, compared with £73.0 million for the year ended December 31, 2004, and a decrease of 3%. As a percentage of revenue selling and distributions costs were 27% compared to 25% in 2004.

        Administration expenses were £74.3 million for the year ended December 31, 2005, compared with £34.0 million for the year ended December 31, 2004. Administration expenses for the year ended December 31, 2005 included £7.0 million of material one-time items (2004 £2.9 million), £37.0 of goodwill impairment (2004 nil) and £5.1 million of share-based payment (2004 £4.8 million). Excluding material one-time items, goodwill amortization impairment and share-based payment, administration costs were £25.2 million and represented 10% of revenue in 2005 compared with £26.3 million, representing 9% of revenue, in 2004.

Loss from interest in joint venture

        A £0.7 million loss from interests in joint ventures in 2004 relates to our share of the losses in our joint venture company in China, Spirent DM.

Profit on disposal of operations

        A £3.9 million profit on disposal of operations relates to the disposal of certain non-trading companies. The profit of £4.0 million reported in 2004 was in relation to the disposal of the remaining MRO aerospace business.

Net finance costs

        Net interest expense for continuing operations for 2005 was £6.6 million, being £8.1 million of cost less £1.5 million of income, compared with £6.8 million in 2004 (excluding a make whole amount in 2004 of £0.5 million). Net interest includes a charge of £1.1 million in respect of the UK final salary pension scheme in accordance with IAS 19 "Employee Benefits". The deficit in this scheme has been reduced by the special contribution of £47.0 million in February 2006 and as a result it is estimated that net interest income in respect of the pension scheme will be approximately £1.5 million for 2006. For 2006, and following repayment of the senior loan notes, we expect to earn current market rates of interest on the net cash balance remaining from the disposal of the HellermannTyton Division.

Taxation

        There was a tax credit of £4.0 million in 2005 compared with a charge of £2.0 million in 2004, due to the release of provisions. We anticipate that the effective tax rate for 2006 will be approximately 25%.

Discontinued operations

Network Products

	2005	2004	Change
	(£ millions)%
Revenue	205.5	187.8	9
Operating profit before material one-time items, goodwill impairment and share-based payment	25.3	21.3	19
Return on sales (%) before material one-time items, goodwill impairment and share-based payment	12.3	11.3

        Discontinued operations relate to the HellermanTyton Division, comprising the Network Products group and the investment in associated companies.

        We announced in December 2005 that we had entered into an agreement to dispose of the HellermanTyton Division to funds controlled by Doughty Hanson & Co. Limited and this disposal was completed on February 15, 2006.

        Profit after tax from discontinued operations was £13.2 million after charging £6.7 million of costs related to the disposal of this business, compared with £17.3 million in 2004.

        Organic growth was achieved in all regions and also through the associated company in Japan. The business continued to increase its automotive sales despite flattening production levels by the European car manufacturers, and to achieve strong growth through its initiatives in North America in automatic application systems, particularly in automotive and through the success of its pre-determined structured cabling system, RapidNet.

Year Ended December 31, 2004 Compared with the Year Ended December 31, 2003

	Year ended December 31
	2004	2003
	(£ millions)
Revenue
Performance Analysis	176.8	148.7
Service Assurance	74.7	91.7

Communications	251.5	240.4
Systems	35.7	51.4

	287.2	291.8

Operating profit before material one-time items and share-based payment
Performance Analysis	21.7	5.2
Service Assurance	2.5	13.4

Communications	24.2	18.6
Systems	4.0	6.2
Non-segmental	(5.3)	(5.1)

	22.9	19.7

Revenue and operating profit

        Comparisons by segment are given below for continuing operations (excluding discontinued operations). Operating profit and return on sales are stated before material one-time items and share-based payment.

Communications

	2004	2003	change
	(£ millions)		(%)
Revenue
Performance Analysis	176.8	148.7	19
Service Assurance	74.7	91.7	(19)

	251.5	240.4	5

Operating profit before material one-time items and share-based payment
Performance Analysis	21.7	5.2	> 100
Service Assurance	2.5	13.4	(81)

	24.2	18.6	30

Return on sales (%) before material one-time items and share-based payment
Performance Analysis	12.3	3.5
Service Assurance	3.3	14.6
Communications group	9.6	7.7

        In 2004 we achieved an improvement in the overall results of our Communications group due to a recovery in the Performance Analysis division, which benefited from increased spending on next-generation technologies. Results for the Service Assurance division were weak. Revenue for the Communications group was up by 5% compared with 2003. As a result of increased volumes, operating profit before material one-time items and share-based payment increased to £24.2 million representing a 30% increase over the prior year. Return on sales improved to 9.6% compared with 7.7% in 2003.

        In order to be able to meet our customers' needs we maintained our investment in product development, spending a total of £60.4 million, or 24% of the Communications group's sales, in 2004 (2003 £57.8 million and 24%). Total product development spending for the year was split as to £43.2 million in the Performance Analysis division and £17.2 million in the Service Assurance division (2003 £39.4 million and £18.4 million, respectively). This investment continued to be directed at next-generation technologies and at maintaining the competitiveness of our products in terms of price and functionality.

        During the second half of 2004 we embarked on a number of initiatives to improve the operational efficiency of the Communications group. These initiatives include the further integration of important functions such as information technology, finance, human resources and group marketing and a rationalization of the supply chain. In addition, management reporting lines were simplified with certain of our smaller operations being integrated into our broadband and wireless activities. These actions enabled the Communications group to make better use of shared resources and drive synergies across our various telecommunications activities. A substantial headcount reduction and certain other actions were also undertaken in the Service Assurance division. In total these actions, some of which were taken in 2005, are expected to deliver annualized cost savings of approximately £4 million.

Performance Analysis

        While overall telecommunications capital spending was up modestly in 2004 our Performance Analysis division benefited directly from increased spending on next-generation and 3G wireless technologies by our customers during the year. We believe this trend, which had begun to emerge towards the end of 2003, was largely driven by the migration from legacy, circuit-switched networks to IP or packet-based networks by telecommunications service providers around the world. As a result revenue in the Performance Analysis division grew by 19% in 2004. Operating profit of £21.7 million was up by £16.5 million over 2003 reflecting the operational gearing inherent in this business as volumes increase. Return on sales recovered to 12.3% for the period compared with 3.5% in 2003.

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

        Our wireless handset test activities, which represented approximately 23% of this division's revenue, grew in 2004 due largely to increased demand for our CDMA-2000 handset test systems. Demand was driven by the deployment of high speed 3G data services and the increased number of new mobile devices in the market. There was growth in sales of our systems for testing advanced CDMA wireless services such as "push-to-talk" and those utilizing mobile IP, reflecting an increased focus on testing the applications that run on mobile devices. We are now a market leader in test solutions for mobile devices employing 1x Evolution Data Optimized ("1xEV-DO") technology, an advanced 3G CDMA technology that was first used in Asia and is undergoing deployment in the United States and Europe. During the year we also made initial sales of our wideband CDMA handset testing solutions into strategic customers, including systems incorporating our location-based testing capability using Assisted GPS.

        On a geographic basis we saw increased revenue worldwide in constant currencies with sales being particularly strong in the United States where a large number of our major customers are located. Strong relationships with important local customers led to record sales in China in 2004. In addition, the move by some of the major global network equipment manufacturers to establish quality assurance and research and development facilities in India and China contributed to sales in the Asia Pacific region. We also delivered growth in our European sales over 2003 due to the continued roll out of advanced DSL services in the region and good demand for our VoIP, web applications and wireless handset testing systems.

Service Assurance

        The performance of our Service Assurance division in 2004 was weak with revenue for the division down 19% compared with 2003. Operating profit for 2004 was down substantially at £2.5 million compared with £13.4 million in 2003.

        We continued to supply and support DSL and leased line monitoring systems for major US service providers during the year. However, sales of our leased line systems declined faster than anticipated in the period as customers increasingly focused their capital spending on advanced IP services. Service providers continued to seek to reduce the cost of deploying DSL services and we responded to this trend by re-engineering certain elements of our offering to increase the cost effectiveness of our DSL monitoring solutions. Our hardware probes remained the largest contributor to sales in 2004 with maintenance and support contracts representing just over a quarter of this division's sales in the year. We had success in the IP space with initial orders for SmartSight™, our IP monitoring and diagnostic system, and we were encouraged by the levels of customer interest in this range of solutions. Our field test business saw growth over 2003 driven by the shipment of a major order of portable fault testers to a leading European service provider.

        In the second half of 2004 we took several steps to realign our resources and reduce operating costs including changing the senior management, reducing employee numbers by approximately 15% and redirecting marketing and product development efforts. We increased our marketing efforts outside the United States and, in particular adopted a direct sales strategy in China which involved exiting our joint venture, Spirent DM.

Systems

	2004	2003	change
	(£ millions)		(%)
Revenue	31.3	37.9	(17)
Operating profit before material one-time items and share-based payment	3.4	6.8	(50)
Return on sales (%) material one-time items and share-based payment	10.9	17.9

        Figures in the above table relate to PG Drives Technology only. Divested businesses contributed £4.4 million of revenue and £0.6 million of operating profit in 2004 and £13.5 million of revenue and a £0.6 million operating loss in 2003.

        After the sale of our last remaining aerospace business in August 2004, the Systems group comprised PG Drives Technology, a leading supplier of power control systems for powered medical and small industrial vehicles. The continued weakness of the US dollar adversely affected the trading performance of PG Drives Technology with the transaction effect reducing operating profit by approximately £3 million. Revenue and operating profit were down 17% and 50%, respectively, compared with 2003. Return on sales reduced to 10.9% compared with 17.9% in 2003. We had some success in reducing our exposure to the US dollar: sterling exchange rate by increasing the number of components purchased in US dollars. We also moved some of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region.

        Continuing constraints in US government healthcare funding for powered wheelchairs dampened demand for our wheelchair systems during the year. Due to the competitiveness of our established VSI, S-Drive and TRIO+ products we were, however, successful in increasing customer penetration in both the mobility and our new industrial vehicles markets during the year.

Cost of sales

        Cost of sales was £165.2 million for the year ended December 31, 2004 compared with £174.3 million for the year ended December 31, 2003. Cost of sales as a percentage of sales was lower at 58% compared with 60% for 2003.

        Product development expenditure for continuing businesses was £63.2 million compared with £62.2 million for the year ended December 31, 2003. Product development expenditure represented 22% of revenue in 2004 and 21% in 2003. Of the total product development expenditure £60.4 million was incurred by the Communications group (2003 £57.8 million).

Operating expenses

        Total operating expenses, which include material one-time items and share-based payment, were £106.8 million for the year ended December 31, 2004 compared with £106.2 million for the year ended December 31, 2003.

        Selling and distribution expenses were higher at £73.0 million for the year ended December 31, 2004, compared with £70.0 million for the year ended December 31, 2003, an increase of 4%. As a percentage of sales, selling and distribution costs were 25% compared to 24% in 2003. The absolute increase was principally due to commissions and other incentive payments related to the improvement in performance in our Communications group.

        Administration expenses were £34.0 million for the year ended December 31, 2004, compared with £36.9 million for the year ended December 31, 2003. Administration expenses for the year ended December 31, 2004 included £2.9 million of exceptional costs (2003 £7.5 million) and £4.8 million of share-based payment (2003 £0.9 million). Excluding material one-time items and share-based payment, administration costs are £26.3 million and represented 9% of turnover in 2004 compared with £28.5 million, representing 10% of revenue, in 2003.

        Operating exceptional items of £2.9 million were charged in 2004 which related to restructuring costs within our businesses and the exit from our joint venture company, Spirent DM.

(Loss)/profit from interests in joint ventures

        A £0.7 million loss from interests in joint ventures in 2004 related to our share of the losses in our joint venture company in China, Spirent DM. The profit from interests in joint ventures reported in 2003 of £1.4 milion included our share of profits from WAGO which was divested in April 2003.

Profit on the disposal of operations

        In August 2004 the remaining aerospace MRO business was divested for a net profit of £4.0 million. The profit of £8.6 million reported in 2003 was in relation to the sale of our WAGO joint venture and of AIS from within the Systems group.

Net finance costs

        Net finance costs reduced to £7.3 million in 2004 compared with £25.9 million in 2003 due principally to a lower make-whole amount, detailed below, and continued reduction in net debt during 2004 and 2003.

        A make-whole amount of £0.5 million was charged in 2004. In 2003 we reported finance costs of £16.1 million in relation to the make-whole amount on the partial prepayment of our senior notes and related bank fees.

Taxation

        There was a tax charge of £2.0 million in 2004 compared with a credit of £4.2 million for 2003 as a result of the improved profitability in 2004.

Discontinued operations
Network Products

	2004	2003	change
	(£ millions)		(%)
Revenue	187.8	174.4	8
Operating profit before material one-time items and share-based payment	21.3	16.9	26
Return on sales (%) before material one-time items and share-based payment	11.3	9.7

        In 2004, our Network Products group had revenue of £187.8 million up 8% over the same period last year. Operating profit of £21.3 million was ahead by 26% over 2003. Return on sales improved to 11.3% from 9.7% due to increased operational efficiencies. Capital expenditure was up over 2003 as planned due to the expansion of capacity at our major manufacturing sites.

        Profit after tax from discontinued operations was £17.3 million in 2004 compared with £14.2 million in 2003.

        In Europe sales benefited from increased automotive production and the group's ability to increase the number of products per platform on new models. Sales in the United States were up due to general economic recovery as well as our increased penetration of the automotive and telecommunications markets and successful new product introductions. Sales in Japan through our associate company showed growth and the group made progress in China due to the increasing original equipment manufacturer ("OEM") and automotive production levels in the region.

Liquidity and Capital Resources

        At December 31, 2005 the Group held cash of £49.2 million compared with £51.7 million at December 31, 2004. Borrowings of the continuing Group at the year end were £75.1 million and borrowings of the discontinued operations were £9.7 million. Total borrowings of the Group at December 31, 2005 were £84.8 million compared with £78.1 million at December 31, 2004. The effect of translation increased borrowings in 2005 by £7.7 million due to the strengthening of the US dollar during the year.

        Our major borrowings in 2005 continued to be the senior loan notes of $124.8 million (£72.6 million) which were repaid in February 2006 out of the proceeds of the sale of the HellermannTyton Division. During 2005 our £30 million bank facility remained nil drawn, this facility was cancelled in February 2006.

        Total Group net cash from operating activities for 2005 was down by 49% at £29.4 million compared with £57.2 million in 2004 due to the deterioration in Service Assurance and absorption of working capital. Working capital increased due to a significant reduction in payables of about £12 million, a result of the settlement of liabilities in respect of 2004. For continuing operations there was a cash outflow from operating activities of £1.1 million for the year, this includes £4.0 million in respect of restructuring actions (2004 inflow £31.0 million).

        Net capital expenditure increased to £29.9 million, as planned, compared with £24.8 million in 2004. We expect capital expenditure to be much reduced in 2006 as the HellermannTyton Division comprised the major part of this. Capital expenditure for the continuing Group for 2005 was £14.8 million and we expect it to be around £13 million in 2006.

        Net tax payments for the Group of £4.6 million were made in 2005 compared with £3.1 million in 2004. We have, and expect to continue to benefit from the utilisation of carried forward tax losses in the United Kingdom and the United States. We expect tax payments for 2006 to be approximately £4 million.

        In 2005 we made our second additional annual cash contribution of £3.5 million to our final salary UK pension scheme. The Company is not expected to make a further such payment in 2006 having instead made a special contribution of £47.0 million out of the proceeds of the sale of the HellermannTyton Division in February 2006.

        Net interest payments of £6.5 million in 2005 were below the £7.2 million paid in 2004. In addition in 2004 we paid make whole amounts of £2.3 million.

Off-Balance Sheet Arrangements

        The Group had no off-balance sheet arrangements, as defined in Item 5E of Form 20-F, at December 31, 2005.

Contractual Obligations

        The following table summarizes the Group's contractual cash obligations and commitments at December 31, 2005, and the effect such obligations are expected to have on liquidity and cash flows in future periods. The table relates to the obligations for the continuing Group only.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ millions)
Senior notes	72.6	3.2	—	69.4	—
Interest on senior loan notes	26.3	6.9	13.3	6.1	—
Bank and other loans	2.9	0.4	2.5	—	—
Finance lease obligations	1.9	0.2	0.4	0.3	1.0
Operating lease obligations	30.1	7.6	11.1	6.0	5.4
UK defined benefit schemes	28.0	3.5	7.0	7.0	10.5
Capital commitments	0.4	0.4	—	—	—

Total	162.2	22.2	34.3	88.8	16.9

Pension Fund

        At the end of 2005 the deficit in the UK final salary pension scheme under IAS 19 'Employee Benefits' had increased to £51.5 million (December 31, 2004 £38.1 million). The assets have grown during the year by £21.9 million as a result of the positive performance of equity markets and additional Company contributions made. However, the liabilities have grown by £35.3 million due to falling bond rates together with changes in longevity assumptions. In February 2006 the Company made a special contribution of £47.0 million into the UK final salary pension scheme as had been announced in December 2005.

        We have reassessed the recognition of the deferred tax asset in relation to the pension scheme. The funding of the scheme will crystallize a tax loss in 2006 that may not be recoverable in the foreseeable future as the Company has significant accumulated tax losses in the United Kingdom. Consequently, the deferred tax asset of £11.1 million, which had been recognized at December 31, 2004, has been written off through reserves.

Foreign Exchange

        See "Item 11. Quantitative and Qualitative Disclosures about Market Risk" for a description of our funding and treasury policies.

        Currency exposures arise from trading transactions undertaken by the Group in foreign currencies and on the translation of the operating results and net assets of our overseas subsidiaries. As a result of the Group having significant operations in the United States, its results can be affected significantly by the movements in the US dollar exchange rate. During the year pounds sterling weakened against the US dollar.

        Group Treasury, by means of forward foreign exchange contracts, carries out the majority of the transactional hedging activity. The Group does not enter into instruments to hedge the translation exposure of the operating results or net assets of its overseas subsidiaries since these are accounting and not cash exposures. However, to provide a partial hedge, net investment hedges are entered into to match, as far as possible, the currency of borrowings with the currency profile of the operating results and net assets.

        Details of the currencies of borrowings are set out in "Liquidity and Capital Resources" above.

Research and Development

        With our continued commitment to innovation, investment in product development for continuing operations for 2005 was £58.4 million (2004 £63.2 million; 2003 £62.2 million) and represents 23% of turnover (2004 22%; 2003 21%).

        In 2005, our Communications group devoted 25% of its revenue to product development, which amounted to £56.1 million (2004 £60.4 million; 2003 £57.8 million). A further £2.3 million (2004 £2.8 million; 2003 £4.4 million) was invested by our Systems group.

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

  •
  Our operating results could be harmed by generally unfavorable economic conditions and a volatile telecommunications market, to which we shall be exposed as we implement our strategy to focus on our communications business.

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

  •
  Increased significant and complex government and accounting regulation, including environmental, health and safety and import/export, will have an impact on our business.

  •
  Because of our significant international operations, we are exposed to a variety of risks, many of which are beyond our control that could adversely affect our business.

  •
  Fluctuations in exchange rates and heavy exposure to a weak US dollar could materially harm our operating results.

Inflation

        Inflation has not had a significant impact on our results of operations during any of the periods reported.

Differences Between IFRS and US GAAP

        The accounting policies under which the consolidated financial statements of our Group are prepared conform with IFRS. The transitional exemptions taken by the Company are described in detail in Note 37 of Notes to the Financial Statements. Such principles differ from those generally accepted in the United States, or US GAAP. The principal differences applicable to us relate to the accounting treatment of revenue recognition, goodwill, share-based compensation, pension costs, derivative financial instruments, goodwill on businesses sold and deferred taxation. The differences are described in more detail in Note 39 of Notes to the Financial Statements included elsewhere in this annual report. The effect of these differences on profit attributable to shareholders is summarized below:

	Year ended December 31
	2005	2004	2003
	(£ millions)
(Loss)/profit attributable to shareholders in accordance with IFRS	(24.9)	26.2	13.6

Adjustments:
Revenue recognition
Deferred revenue	30.9	9.9	12.2
Deferred costs	(7.6)	(7.0)	(3.0)

	23.3	2.9	9.2
Goodwill and other intangible assets:
Impairment	37.0	—	—
Amortization	(8.4)	(8.7)	(10.4)
Stock-based compensation	5.9	2.0	(0.5)
Disposal of operations	—	0.1	(6.0)
Pension costs	(0.9)	(0.6)	2.2
Derivative financial instruments	(1.1)	0.4	(1.9)
Share of profit of associates	(1.5)	—	0.1
Deferred tax	(18.2)	2.6	(0.6)

Total adjustments	36.1	(1.3)	(7.9)

Net income as adjusted to accord with US GAAP	11.2	24.9	5.7

Impact of Recently Issued Accounting Standards Not Yet Adopted

IFRS

        During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

Effective date
International Accounting Standards ("IAS/IFRS")
IFRS 1	Amendment relating to IFRS 6	January 1, 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4—Financial Guarantee Contracts)	January 1, 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006
IFRS 6	Amendment relating to IFRS 6	January 1, 2006
IFRS 7	Financial Instruments: Disclosures	January 1, 2007
IAS 1	Amendment—Presentation of Financial Statements: Capital Disclosures	January 1, 2007
IAS 21	Amendment to IAS 21—The effects of change in foreign exchange rates: Net Investment in a Foreign Operation	January 1, 2006
IAS 39	Fair Value Option	January 1, 2006
IAS 39	Amendments to IAS 39—Transition and Initial Recognition of Financial Assets and Financial Liabilities (Day 1 profits)	January 1, 2006
IAS 39	Cash Flow Hedge Accounting	January 1, 2006
IAS 39	Amendment to IAS 39 and IFRS 4—Financial Guarantee Contracts	January 1, 2006
International Financial Reporting Interpretations Committee ("IFRIC")
IFRIC 4	Determining whether an arrangement contains a lease	January 1, 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment	December 1, 2005
IFRIC 7	Applying the Restatement Approach under IAS 39 Financial Reporting in Hyperinflationary Economies	March 1, 2006

        The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

        Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically, the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

US GAAP

SFAS No. 123(R), "Share-Based Payment"

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004) "Share-Based Payment", which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) supercedes Auditing Practices Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, Statement of Cash Flows. Generally the approach in SFAS 123(R) is similar to SFAS 123 in that they both require all share-based payments to employees to be recognized in the income statement based on their fair values. The pro forma disclosure and the use of intrinsic values allowed by SFAS 123 are no longer alternatives. Statement SFAS 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than an operating cash flow.

        SFAS 123(R) was adopted by us on January 1, 2006. The impact of applying this standard is not expected to be materially different from the disclosures provided in Note 39 of Notes to the Financial Statements in respect of SFAS 123.

SFAS No. 153, "Exchanges of Non-monetary Assets"

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," an amendment of APB No. 29, "Accounting for Non-monetary Transactions." APB No. 29 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substances, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have an impact on our financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections"

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and was adopted by us in January 2006. We anticipate that SFAS No. 154 will not have an impact on our consolidated results of operations or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Name	Date of birth	Position
John P. Weston CBE(2)(3)	8.16.51	Chairman of the Board; Non-Executive
Anders Gustafsson(3)(4)	6.30.60	Chief Executive
Eric G. Hutchinson(4)	5.31.55	Chief Financial Officer
Marcus Beresford CBE(1)(2)(3)	5.15.42	Non-Executive
Frederick D'Alessio(1)(2)(3)	1.4.49	Non-Executive
Göran Ennerfelt(3)	3.6.40	Non-Executive
Andrew F. Given(1)(2)(3)	11.14.47	Non-Executive
Kurt R. Hellström(2)(3)	12.12.43	Non-Executive
James A. D. Wyness(1)(2)(3)	8.27.37	Non-Executive (retired May 3, 2006)

(1)
Member of the Audit Committee.

(2)
Member of the Remuneration Committee.

(3)
Member of the Nomination Committee.

(4)
Member of the Acquisitions and Divestments Committee.

        Non-executive directors are appointed for an initial three-year term of office upon expiry of which the Board will consider renewal of appointment. In accordance with the Company's Articles of Association, all directors are subject to election by shareholders at the first Annual General Meeting of the Company after their appointment and to re-election by shareholders thereafter at intervals of no more than three years. Any non-executive director who has served more than nine years will also be subject to re-election at each Annual General Meeting subsequent to their ninth year of service. Executive directors and members of senior management do not have fixed terms of office (see "Executive Directors' Service Contracts" below).

        John P. Weston CBE was appointed non-executive Chairman of Spirent in November 2002 and is also Chairman of the Nomination Committee and a member of the Remuneration Committee. He was Chief Executive of BAE SYSTEMS plc from 1998 to 2002. He joined British Aircraft Corporation, later British Aerospace, in 1970 and held a range of senior management appointments over his 32 years in the aerospace and defence business, covering electronics, software, aircraft, guided weapons, heavy engineering, service provision and construction. He is also non-executive Chairman and acting Chief Executive of iSOFT Group plc, Acra Controls and learndirect—the University for Industry. He was awarded the CBE in 1993, is a member of the President's Committee of the CBI, Chairman of the European Group of the CBI, a lifetime Vice President of the Royal United Services Institute, a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Aeronautical Society, a Fellow of the Royal Society for Science, Arts and Commerce, a Companion of the Institute of Management and a Freeman of the City of London. He was educated at Kings School, Worcester and has an engineering degree from Trinity Hall, Cambridge. His term of office will expire at the conclusion of Spirent's Annual General Meeting to be held in 2009.

        Anders Gustafsson was appointed Chief Executive in August 2004 and is a member of the Nomination Committee and Acquisitions and Divestments Committee. Prior to joining Spirent he was the Senior Executive Vice President—Global Business Operations of Tellabs, Inc., a leading US network equipment manufacturer. Between August 2002 and February 2004 he served as President of Tellabs International having been President of Global Sales from November 2000 to August 2002. He first joined Tellabs in June 2000 as Vice President and General Manager of the Tellabs EMEA sales region based in the United Kingdom, a position he held until November 2000. Prior to joining Tellabs he spent eight years at Motorola, Inc. in senior sales and management positions within the company's mobile infrastructure business in Europe and Asia. He has an MBA from the Harvard Graduate School of Business and an MSc in electrical engineering from Chalmers University of Technology, Sweden. He was also awarded a Fulbright Scholarship and studied at the University of Massachusetts.

        Eric G. Hutchinson was appointed Finance Director in 2000 and his title was changed to Chief Financial Officer in 2006. He is a member of the Acquisitions and Divestments Committee. He joined Spirent in 1983 and was appointed Chief Accountant in 1987. In 1997, he was appointed Head of Corporate Accounting with responsibility for all financial reporting and control within Spirent. He is also a non-executive director and Chairman of the audit committee of Trifast plc. He gained a BA with honors from Leicester University and undertook postgraduate research in Contemporary History at Trinity College, Oxford. He is a Fellow of the Chartered Association of Certified Accountants.

        Marcus Beresford CBE was appointed to the Board in 1999 and was appointed as the senior independent director in May 2006. He was the Chief Executive of GKN plc from 2001 to 2002 and has over 30 years' managerial experience in the automotive and electronics industries. He is also non-executive Chairman of Ricardo plc and a non-executive director of Cobham plc. He graduated with a MA Mech. Sc. from St Johns College, Cambridge and is a Fellow of the Institute of Electrical Engineers. His term of office will expire at the conclusion of Spirent's Annual General Meeting to be held in 2008.

        Frederick D'Alessio was appointed to the Board in January 2004. He was appointed Chairman of the Remuneration Committee and a member of the Audit Committee in May 2006. He is also a member of the Nomination Committee. He has over 30 years' experience in the telecommunications industry, most recently holding the position of President of Advanced Services at Verizon Communications Inc. Since 2002 he has been a general partner and founder of Capital Management Partners, a consultancy for early stage communications companies, and currently sits on the boards of SS8 Networks, Inc., Aware, Inc., Hatteras Networks, Inc. and Network Equipment Technologies, Inc. He holds an MBA from Rutgers University, New Jersey, a MS in Engineering and a BS in Electrical Engineering both from the New Jersey Institute of Technology. His term of office will expire on January 26, 2007.

        Göran Ennerfelt was appointed to the Board in 2000 following completion by the Group of the acquisition of Hekimian Laboratories Inc. He is a member of the Nomination Committee. He is President and Chief Executive Officer of Axel Johnson Gruppen AB and Vice Chairman of Axel Johnson AB, both members of the Axel Johnson Group (as was Hekimian Laboratories Inc. before its acquisition). He joined the Axel Johnson group in 1966 and was appointed President and Chief Executive Officer of Axel Johnson AB in 1979. He is Chairman of the Stockholm Institute of Transition Economics at the Stockholm School of Economics. He is Vice Chairman of the Confederation of Swedish Enterprise, as well as a non-executive director of Svenska Handelsbanken and the Swedish National Committee of the International Chamber of Commerce. His term of office will expire on December 19, 2006.

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

        Kurt R. Hellström was appointed to the Board in December 2004 and is a member of the Remuneration and Nomination Committees. He was formerly President and Chief Executive Officer of Ericsson (Telefonaktiebolaget LM Ericsson), having held a number of senior posts at the company over the last 20 years. He is also a member of the board of directors of Bharti Tele-Ventures Limited, Kineto Wireless, VTI, Far EasTone Telecommunications, Symsoft AB and EQT. He holds Masters Degrees in Electronics from the Royal Institute of Technology in Stockholm and in Business Management from the Stockholm School of Economics. His term of office will expire on December 9, 2007.

        James A. D. Wyness was appointed to the Board in 1979. He was a member of the Audit, Remuneration and Nomination Committees during the financial year 2005 and retired from the Board on May 3, 2006. He was previously Managing Partner then Senior Partner of Linklaters, one of our legal advisers in the United Kingdom, from which he retired in 1997. He is a non-executive director and was formerly Chairman of Saracens Limited. He graduated MA LLB in law from Cambridge University and is a member of The Law Society.

        During the year ended December 31, 2005, Richard Moley retired from the Board.

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

Name	Date of birth	Position
Anders Gustafsson	6.30.60	Chief Executive
William J. Burns	7.24.67	President, Service Assurance—Broadband
R. Hal Chenhall	4.8.53	Managing Director, PG Drives Technology
Paul R. Eardley	9.13.60	Company Secretary and General Counsel
Glenn Grindstaff	7.9.62	Senior Vice President, Human Resources
Jay T. Hilbert	11.30.59	Senior Vice President, Global Sales
Eric G. Hutchinson	5.31.55	Chief Financial Officer
Susan Landis	10.13.62	Senior Vice President, Corporate Marketing
W. Barry Phelps	3.7.47	President, Performance Analysis—Broadband
Charles W. Simmons	12.9.56	President, Performance Analysis—Wireless & Positioning
Jean-Francois Van Kerckhove	5.12.69	Senior Vice President, Strategy and Business Development

        Biographical information for Anders Gustafsson and Eric Hutchinson has been provided above, as they are also members of our Board. None of these individuals has a fixed term of office.

        William J. Burns was appointed to his position in November 2004. He is responsible for the globalization, growth and strategic direction of the Service Assurance division of the Communications group. Prior to joining the Communications group, he was the Senior Vice President of Global Marketing, Strategy and Business Development of Tellabs, Inc, a leading US network equipment manufacturer. He joined Tellabs in 1987 where he held several senior sales management and sales engineering positions. He holds a bachelors degree in business administration, with a specialization in engineering, from College Misericordia, Pennsylvania and an MBA from Temple University, Pennsylvania.

        R. Hal Chenhall joined Spirent in 1994 as Managing Director of PG Drives Technology. Since then he has focused on driving the growth of the Systems group. Prior to joining the Group, he held sales and marketing management positions in high technology companies including Gould Instruments, Wavetek, Datron and Racal Milgo. He holds an MA in Engineering from Cambridge University.

        Paul R. Eardley was appointed Company Secretary in 2002. He joined Spirent as Company Lawyer in 1998. He was appointed General Counsel in 2001. He has responsibility for the Group's legal matters and advises the Board and its committees in respect of their procedures, directors' duties and responsibilities, corporate governance and compliance. Prior to joining Spirent, he spent five years as a partner in the law firm DLA and before that six years with the law firm Linklaters. He holds a LLB with honors from the University of Manchester and is a solicitor.

        Glenn Grindstaff joined the Communications group in 2003 and leads the Communications group's Global Human Resources organization and oversees the organizational development, recruiting, compensation and benefits and employee relations for the Communications group's operational divisions and shared services organizations. Prior to joining the Communications group, Glenn was a Director of Human Resources at Eaton Aerospace/Sterer Fluid Controls and was responsible for all human resources functions. Previously, Glenn served as Director of Human Resources at Kinkos with responsibility for human resource activity for Kinkos' corporate offices and Field Operations Support. Glenn holds a Bachelors Degree in Psychology from California State University, Northridge.

        Jay T. Hilbert joined the Communications group in May 2006 as Senior Vice President of Global Sales. He has a background in sales and business management within the telecommunications market having worked at large and mid-sized companies. Prior to joining the Communications group he held positions as Senior Vice President of Worldwide Sales and Marketing for Somera Communications and Senior Vice President for Sales, Marketing and Customer Service at ADC Telecommunications. Prior to

these positions he spent 17 years at Alcatel USA, Inc., including roles as Group Vice President for Sales and Marketing, Vice President of North American Telco Sales and Vice President of the Broadband, Internet and International Access Products divisions. He holds a Bachelors Degree in Engineering Management from the University of North Dakota.

        Susan P. Landis joined the Communications group in March 2002. She leads the Communications group's corporate marketing activities worldwide, and is responsible for positioning the Communications group as a leading communications systems and service testing solutions provider. She has more than 20 years' experience in corporate marketing, public relations and product marketing. Her experience includes leading strategic communications for a balanced portfolio of global business-to-business and consumer companies. She is an expert on developing brands, driving messaging and raising visibility to position companies as leaders in their markets. Prior to joining Spirent, Susan served as a Director at MCI, leading the strategic communications efforts for MCI's consumer division and managing the product development and marketing for MCI's push into the local service market. She also headed up the Washington DC office of Blanc & Otus, a US national technology public relations firm. Her early career included launching the Cellular One brand, the first US national brand for cellular service. She holds a BA with Honors from Rollins College in Florida.

        W. Barry Phelps joined the Communications group in 1999, following Spirent's acquisition of Netcom Systems, Inc. He was promoted to President, Telecom Test Division (now known as Performance Analysis) in 2000, he became Executive Vice President in 2002 and then President, Performance Analysis—Broadband, Spirent Communications in April 2003. He is also actively involved in corporate initiatives that enhance the development and implementation of the overall vision and strategy of the Communications group. He has over 30 years of experience in financial and business management for high technology companies. Prior to joining the Group, he was President and Chief Executive Officer of Netcom Systems, and Chairman and Chief Executive Officer of MICOM Communications. He holds a BSc in Mathematics from St. Lawrence University and an MBA from the University of Rochester, N.Y. Barry has indicated his intention to retire in 2006.

        Charles W. Simmons joined the Communications group in 1995 following Spirent's acquisition of Telecom Analysis Systems (TAS), which he co-founded in 1984. He initially served as VP of Engineering and VP of Manufacturing of TAS after the acquisition and was promoted to President of the Wireless division in 1998. In 2004, he was appointed President of Wireless & Positioning. He is responsible for expanding the Communications group's position as a leading provider of wireless communications and positioning/navigation test systems. He has over 25 years of experience in general business management in the telecommunications industry. Prior to joining the Group, he served as VP of Engineering and VP of Manufacturing for TAS and prior to 1984, he was a Member of Technical Staff, and later a Group Supervisor at AT&T Bell Labs. He holds bachelor's degrees in physics from Morehouse College and electrical engineering from the Georgia Institute of Technology and a master's degree in electrical engineering from Stanford University.

        Jean-Francois Van Kerckhove joined the Group in December 2005 as Senior Vice President of Strategy and Business Development. He is responsible for setting and coordinating the Group's business strategy, developing and managing strategic corporate initiatives, including mergers and acquisitions, as well as overseeing our investment portfolio. He also oversees the Communications group's Operational Excellence Programme. Before joining Spirent, Jean-Francois (JF) worked with McKinsey & Company in Palo Alto, California, advising technology and private equity clients. He was a co-leader of McKinsey's West Coast Technology-Media-Telecom and Corporate Finance & Strategy Practices. Prior to joining McKinsey, JF was with DSC Communications and Alcatel's Corporate Research Center, where he was involved with the initial development of DSL modem technology. JF held leadership positions in the American National Standardization Institute ("ANSI") and the DSL Forum, and holds multiple communications-related patents. JF holds an MBA from INSEAD business school, Fontainbleau, France and Masters of Science in Electrical Engineering from the Katholieke

Universiteit, Leuven, Belgium. JF was awarded an Erasmus Scholarship and studied at the Ecole Nationale Superieure des Telecommunications in Paris.

        During the year ended December 31, 2005, Stephen Salmon's employment was transferred to Doughty Hanson & Co Limited under the terms of the sale of the HellermannTyton Division. Geoffrey Zeidler resigned from the Company and Joanne Herbets left the Senior Management group but remains within the Group in the role of Vice President, Human Resources.

The Board of Directors and Committees of the Board

        The Board comprises a non-executive Chairman, five further non-executive directors and two executive directors. The roles of Chairman and Chief Executive are separate with a clear division of responsibility between them which is set out in writing and agreed by the Board.

        The size, balance and composition of the Board supports the Board's role, which is to determine the long term direction and strategy of the Group, create value for shareholders, monitor the achievement of business objectives, ensure that good corporate governance is practised and to ensure that the Group meets its other responsibilities to its shareholders, customers and other stakeholders. The Board is also responsible for ensuring that appropriate processes are in place in respect of succession planning for appointments to the Board and to senior management positions.

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

        The Board requires that all non-executive directors are independent in character and judgement and the independence of each director is reviewed at least annually. As Göran Ennerfelt has a material notifiable interest in the share capital of the Company (see "Item 7. Major Shareholders and Related Party Transactions"), the Board has concluded that he is not to be considered as independent of the management of the Company. In accordance with the UK Listing Authority Combined Code on Corporate Governance ("Code"), the Board reviewed the independence of James Wyness, who served on the Board in excess of nine years including the entire financial period ended December 31, 2005. The review concluded that James Wyness was independent in character and in the exercise of his judgement, and for these reasons the Board considered him to be independent. Mr Wyness retired from the Board on May 3, 2006.

        The senior independent director is available to meet shareholders upon request if they have concerns which contact through the normal channels of the Chairman or executive directors has failed to resolve, or for which such contact is inappropriate. James Wyness served as the senior independent director during the financial year 2005 and continued to do so until he retired from the Board at the Annual General Meeting on May 3, 2006. Marcus Beresford was appointed as the new senior independent director on May 3, 2006.

        It is the policy of the Board to hold at least six Board meetings a year, including a meeting to review and approve long term strategy. There were nine Board meetings during 2005. Full attendance of the Board is expected at meetings and in 2005 all directors attended all meetings except for the following absences: Marcus Beresford (1), Frederick D'Alessio (1), Andrew Given (2), Göran Ennerfelt (3) and Kurt Hellström (3). The reasons for the absences were due to either unavoidable changes in the Board meeting calendar at short notice, the director being ill or the director having to be elsewhere for other urgent business. Where a director was absent, full documentation for the meeting was issued and briefings were provided as appropriate.

        A schedule of matters specifically reserved for the Board's decision has been adopted while certain other responsibilities have been delegated to four standing Committees with clearly defined terms of reference which, together with the composition of each Committee, are reviewed annually. Each Committee is provided with sufficient resources so that it may undertake its duties. The terms of reference for the Audit, Remuneration and Nomination Committees are available upon request to the Company Secretary and are also available on the Company's website.

        The executive directors are supported by senior managers who are responsible for assisting in the development and achievement of the Group's corporate strategy, business plans, budgets and for reviewing operational and financial performance. The team, together with the executive directors, are responsible for agreeing and monitoring policies and other matters not reserved for the Board. Further details of the senior management team can be found above and on the Company's website.

        To ensure good communication between the Board and each Committee, the Company Secretary is the appointed Secretary to all standing Board Committees.

        All directors receive appropriate training and induction upon appointment and subsequently as necessary. Non-executive directors enhance their understanding of the Group through regular business sector presentations, the receipt of monthly reports from the Chief Executive and site visits. The Chairman and the executive directors are responsible for ensuring that the Board receives accurate and clear information in a timely manner for Board meetings and on other occasions.

        The Board has established a process to evaluate the performance of the Board, its Committees and individual directors. The evaluation process includes self-assessment by the Board and key processes include assessments of the:

  •
  relevant contribution of the Board, each Committee, each director and the overall composition of the Board;

  •
  effectiveness of the leadership of the Company Chairman;

  •
  effectiveness of relationships and communications with key management and other stakeholders; and

  •
  quality of information provided to the Board to enable it to perform its duties.

        Key outputs of the process are used to further improve areas which are working well and to address any weaknesses.

        In addition to the evaluation process, the Chairman holds regular meetings with the other non-executive directors at which executive directors are not present. The senior independent director also holds, at least annually, a meeting of the other non-executive directors at which the Chairman is not present to appraise the Chairman's performance.

        The Company has arranged insurance cover in respect of legal action against its directors and certain other officers. The directors also have access to the advice and services of the Company Secretary (and if necessary, access to further independent advice, at the Company's expense), who advises the Board and its Committees in respect of their procedures, directors' duties and responsibilities, corporate governance and all compliance matters. The appointment and removal of the Company Secretary is a matter reserved to the Board.

Board appointments

        The Company's Articles of Association require that all directors seek election by shareholders at the first Annual General Meeting ("AGM") following their appointment. They also require that all directors seek re-election at least every three years.

Board Committees

Acquisitions and Divestments Committee
Chairman, Anders Gustafsson

        The Acquisitions and Divestments Committee is primarily concerned with the evaluation and approval of any acquisitions and divestments delegated to it by the Board. The full Board currently considers all acquisitions and disposals delegating authority at its discretion but only where the transaction value is less than £25 million. Where authority is delegated to the committee, the quorum for any particular meeting is dependant on the value of the transaction and is as follows:

  •
  Value of £10 million to £25 million: either Anders Gustafsson or Eric Hutchinson plus any two of the following: John Weston, Marcus Beresford, Frederick D'Alessio, Goran Ennerfelt, Andrew Given and Kurt Hellstrom.

  •
  Value of up to £10 million: Anders Gustafsson and Eric Hutchinson.

Audit Committee
Chairman, Andrew Given

  Members:
  Marcus Beresford
  Frederick D'Alessio

        The Audit Committee comprises three independent non-executive directors. The Code requires that the Audit Committee includes a member who has recent, significant and relevant financial experience and the Board believes that Andrew Given provides such experience.

        During 2005, the Audit Committee held five meetings at which there was full attendance by all Audit Committee members. At all meetings the external auditors, the Chief Executive, the Chairman, the Chief Financial Officer, the Head of Internal Control and the Head of Financial Reporting are in attendance. Other directors who are not members may attend at the invitation of the Audit Committee Chairman. The Committee also meets with the external auditors in private for part of each meeting.

        The Audit Committee reviews all published financial statements and post-audit findings before their presentation to the Board, focusing in particular on accounting policies, compliance, management judgement and estimates. It also monitors the Group's internal control and risk management regime (including the effectiveness of the internal audit function) and financial reporting. Any significant findings or identified weaknesses are closely examined so that appropriate action can be taken, monitored and reported to the Board.

        The Audit Committee also advises the Board on the appointment of external auditors and on the scope, results and cost effectiveness of both audit and non-audit work. The Audit Committee has adopted a policy which prohibits certain types of non-audit work from being performed by the Company's auditors, particularly where auditor objectivity and independence would be at risk. Other non-audit work which may be provided by the auditor is put to tender where considered appropriate. Prior to any non-audit work being awarded to the auditors, consideration is also given to costs, quality of service and efficiency. The Audit Committee also assesses the overall objectivity of the auditors' services so that an independent professional relationship is maintained. Details of the auditors' remuneration for 2005 appear in Note 5 of Notes to the Financial Statements.

Nomination Committee
Chairman, John Weston

  Members:
  Göran Ennerfelt
  Anders Gustafsson
  Kurt Hellström
  Marcus Beresford
  Frederick D'Alessio
  Andrew Given

        The Nomination Committee comprises all the non-executive directors and the Chief Executive and meets at least once a year. During 2005, the Nomination Committee held three meetings at which there was full attendance by all Committee members. The Nomination Committee is responsible for reviewing the composition and structure of the Board and for identifying and recommending candidates for executive and non-executive positions, based on the required role and capabilities which have been specified for the appointment. Executive search consultants are used by the Nomination Committee to assist this process as appropriate.

Remuneration Committee
Chairman, Frederick D'Alessio (appointed on May 3, 2006 in place of Marcus Beresford)

  Members:
  Marcus Beresford
  Andrew Given

  Kurt Hellström
  John Weston

        The Remuneration Committee consists exclusively of independent non-executive directors. During 2005, the Remuneration Committee held four meetings at which there was full attendance by all Remuneration Committee members. Other directors who are not members may attend at the invitation of the Remuneration Committee Chairman.

        No director is involved in determining his own remuneration. The Remuneration Committee has delegated responsibility for setting remuneration for all executive directors and the Chairman, while the Board is responsible for setting the remuneration of the other non-executive directors.

United States Corporate Governance Compliance

        As the Company has a secondary listing on the New York Stock Exchange ("NYSE"), it is subject to certain US legislation. Following the introduction of the Sarbanes-Oxley Act of 2002 in the United States, the NYSE introduced new corporate governance standards. Companies which do not have their primary listing on the NYSE (such as Spirent) are generally permitted to follow home country practice (i.e. the UK Listing Rules and the Code) in lieu of the NYSE's standards. Generally, the NYSE's corporate governance standards do not vary significantly from those adopted in the United Kingdom, however, NYSE rules require any such significant variances to be disclosed. Following a review of the NYSE corporate governance standards, the following are considered significant variances to home country practice:

  •
  NYSE rules provide that nomination committees should consist entirely of independent directors. Spirent's Nomination Committee (whose constitution is in accordance with the Code) includes Anders Gustafsson and Göran Ennerfelt, neither of whom are independent;

  •
  NYSE rules provide that nomination/corporate governance committees are responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company. Spirent, however, reserves these responsibilities for the whole Board (in accordance with the Code); and

  •
  NYSE rules require audit committees to be directly responsible for the appointment and retention of the Company's external auditor. Spirent's Audit Committee, however, in accordance with the Code, is responsible for making recommendations to the Board on the appointment and retention of the auditor.

        In accordance with NYSE requirements, the above summary of significant variances in corporate governance practices can be found on the Company's website at www.spirent.com. See Items 16A, 16B, 16C and 16D for further information relating to corporate governance matters.

Compensation of Directors and Senior Management

        Our administrative, supervisory and management personnel consists of the same group of people we refer to as our senior management.

        The aggregate compensation paid, including benefits in kind, by us and our subsidiaries to all persons who were members of our Board and senior management during the year ended December 31, 2005, as a group, for services in all capacities for that year, totaled £2.5 million.

        The total amounts set aside or accrued by us or our subsidiaries to provide pension, retirement or similar benefits to the members of our Board and senior management were £0.12 million.

        The following table sets forth the total compensation for 2005 of each of our directors holding office during the year.

	Remuneration and fees	Benefits	Bonus	Total
	(£ thousands)
Executive Directors(1)
A. Gustafsson	460.0	104.7	115.0	679.7
E. Hutchinson	284.0	20.7	70.9	375.6
Non-Executive Directors(1)
M. Beresford	40.0	—	—	40.0
F. D'Alessio	38.0	—	—	38.0
G. Ennerfelt	33.0	—	—	33.0
A. Given	40.0	—	—	40.0
K. Hellström	33.0	—	—	33.0
R. Moley	13.0	—	—	13.0
J. Weston	150.0	—	—	150.0
J. Wyness(2)	40.0	—	—	40.0

(1)
The figures relate to the period of each director's Board membership. Richard Moley retired as a director in May 2005.

(2)
James Wyness retired from the Board at the conclusion of the Shareholder's Annual General Meeting on May 3, 2006.

        Further information on the compensation of directors for 2005 is provided in Note 10 of Notes to the Financial Statements.

Executive Directors' Remuneration Policy

        The Company's remuneration policy, which has not changed during the year and will apply for the following financial year, is to:

  •
  attract, retain and motivate the high calibre professional, managerial and technological expertise necessary to realize the Group's business objectives without paying excessively;

  •
  ensure that the remuneration framework and its constituent reward elements are competitive and, where appropriate, reflect the international nature of the Group's business and the markets within which it operates; and

  •
  maintain the correct balance and linkage between individual and business performance so as to align the interests of the executive with those of shareholders, particularly that of enhancing shareholder value.

        The Remuneration Committee has developed remuneration packages that fit this policy on an integrated and total reward basis. This is achieved by providing base salary plus benefits, pension benefits, an annual short term incentive bonus and discretionary awards under the Company's share incentive plans, the latter two elements of which are performance-related. In normal circumstances, it is the Remuneration Committee's policy that at least 50% of an executive director's target total annual remuneration package is based on performance-related elements. The recent history of the Company's share price volatility and its consequent impact on the "value' of the long term incentive component of the total remuneration package means in practice that the actual balance of performance versus non-performance elements can vary from year to year. In designing the performance-related elements of remuneration, the Remuneration Committee has followed the provisions set out in Schedule A to the Code.

        The Remuneration Committee continues to monitor and review the level and constituent elements of remuneration packages and will consult with its major institutional shareholders as appropriate with regards to any significant proposed changes.

Executive directors' remuneration

a)
Base salary and benefits

        The level of base salary is reviewed and established annually by reference to both the performance and responsibilities of the individual and prevailing market rates for executives of similar status in comparable companies. When reviewing salaries, the Remuneration Committee is mindful of and sensitive to the wider scene, especially regarding employees' pay and employment conditions elsewhere in the Group. Following review, in respect of 2005, Anders Gustafsson and Eric Hutchinson were awarded increases in annual base salary of £20,000 and £13,500, respectively, bringing their total annual base salary to £460,000 and £283,500, respectively.

        Pension and other benefits have regard to competitor practice. Benefits can include a car allowance, healthcare and life insurance coverage.

        As noted above, the Company's remuneration policy applies to senior executives below Board level. In respect of 2005, the total remuneration (i.e. base salary, bonus and taxable benefits) for the lowest paid and highest paid senior executive was £132,913 and £426,646, respectively. Average pay for these individuals was £202,661.

b)
Annual and other incentive bonus schemes

        The Remuneration Committee reviews annual incentive bonus scheme targets and performance conditions each year to incentivise the executive to meet the short term strategic objectives of the Company.

        In respect of 2005, Anders Gustafsson and Eric Hutchinson participated in an annual cash bonus scheme which, consistent with UK market practice and levels, was structured around a formula providing for an on-target performance bonus of 50% of base salary with a maximum of 100% of base salary for exceptional performance. Performance was measured against targets in the Company's adjusted earnings per share ("EPS") and cash flow, accounting for 80% and 20% of any bonus, respectively. As the threshold targets for 2005 were not achieved, neither executive director earned a bonus under the annual scheme.

        In order to facilitate the Group's stated strategy of focusing on growing its Communications group whilst maximising the value of its other businesses, both executive directors were also eligible to receive a cash bonus which was payable dependent upon the disposal price of the HellermannTyton division. The bonus was structured around a formula providing for an award of up to 25% of base salary. The disposal was completed on February 15, 2006 for a consideration of approximately £288.9 million, at a cash free/debt free equivalent value, which exceeded the maximum bonus target set by the Remuneration Committee. Anders Gustafsson and Eric Hutchinson therefore received bonuses of £115,000 and £70,875 respectively, equivalent to 25% of their base salary.

c)
Directors' pensions

        Both executive directors participate in pension plans operated by the Company. Eric Hutchinson participates in the non-contributory funded senior executive level of the Spirent Group Staff Pension and Life Assurance Plan ("the Staff Plan"). This defined benefit arrangement will provide him at normal retirement age of 60, and dependent on length of service, with a pension of up to two-thirds of salary, subject to HM Revenue & Customs limits and other statutory conditions. It also provides for dependants' pensions and a cash lump sum on death. Pensionable salary is the director's base salary only.

        Anders Gustafsson receives a pension contribution of 30% of base salary from the Company. Subject to statutory limits, the Company makes approved contributions into the executive section of the Spirent Retirement Cash and Life Assurance Plan ("the Cash Plan"). The Executive section of the Cash Plan is non-contributory and provides benefits on a defined contribution basis. Contributions to the Cash Plan are held in an individual account and invested in accordance with member elections. The Cash Plan provides for a dependant's pension and a cash lump sum on death in service. In respect of those contributions which are outside of the statutory limits the Company has established an unfunded unapproved retirement benefit ("UURB") on a defined contribution basis and the UURB balance is credited with interest.

        In 2004, the Remuneration Committee conducted a review of UK executive pension provisions in the light of the UK government's tax simplification changes, which came into effect in April 2006. The Remuneration Committee concluded that, in principle, it would not be appropriate for the Company to provide additional compensation to executives who would be adversely affected by the change. In respect of existing members of the Company's defined benefit arrangements (which includes Eric Hutchinson), the Remuneration Committee concluded that no material changes will be made to existing arrangements. In determining arrangements for Anders Gustafsson, the implications of the tax simplification changes were taken into account as part of the Remuneration Committee's deliberations on an appropriate remuneration package when he joined the Company in 2004.

        Further details of pension contributions and payments are given in Note 10 of Notes to the Financial Statements.

d)
Medium and long term incentive plans

        The Remuneration Committee approves the grant of all awards under the Employee Incentive Plan ("EIP") in which executive directors participate (see below). All grants are subject to the prior satisfactory performance of the individual and grant amounts vary in accordance with the individual's potential to add value to the business over the medium to long term.

        The executives are also eligible to participate in the Company's all employee share plans further details of which are provided in Note 31 of Notes to the Financial Statements.

Executive Share Option Scheme

        The Executive Share Option Scheme expired during 2005 and no grants were made to directors under this scheme during the year.

Employee Incentive Plan

        During the early part of 2005, a detailed international review was carried out by Kepler Associates of long term incentive arrangements in similar companies. As a result of the review and also following discussion with the Company's major institutional shareholders, the EIP was designed.

        Details of the EIP, including the proposed grant levels, performance criteria and vesting schedules, were explained in a circular to shareholders in April 2005 ("the 2005 Circular"). The EIP was approved by shareholders in May 2005 and both executive directors participated in this plan during the year. Under the EIP, the Company is able to grant options and share settled stock appreciation rights ("SARs"), the exercise of which will be subject to challenging EPS criteria. Performance shares may also be granted, the vesting of which will be subject to challenging total shareholder return ("TSR") criteria. This combination reflects UK market trends in the use of long term incentives and creates a more balanced incentive package for executive directors.

        In normal circumstances, SARs/options under the EIP will vest three years following grant provided the Company's EPS growth targets (after excluding inflation) have been met over a three year performance period. The growth targets in respect of the initial award to executive directors during the year require that the Company's EPS increases within a range of 6% per annum (for 25% vesting) and 15% per annum (for 100% vesting) over the performance period, with a sliding scale between these points.

        In normal circumstances, performance shares under the EIP will vest three years following grant provided the Company's TSR targets have been met over a three year performance period. TSR is the growth in the value of a share or index, assuming dividends and other distributions are reinvested. The performance conditions require Spirent's TSR to be between the median of a comparator group (for 30% vesting) and in the upper quartile of a comparator group (for 100% vesting) over the performance period, with a sliding scale between these points. The comparator group consists of the 30 largest companies by market capitalisation in the FTSE TechMARK 100 index, excluding those TechMARK companies that are also constituents of the FTSE 100 at the commencement of the performance period. The Remuneration Committee has determined that the selected comparator group provides a suitable benchmark for Spirent's TSR.

        All EIP awards will be tested once on or shortly following the third anniversary of grant. Any part of an award which does not fully vest will lapse and there will be no opportunity for retesting.

        The executive directors receive a mix of SARs/options and performance shares, utilising a ratio of two SARs/options to one performance share. At least 25% of each grant is delivered in SARs/options and at least 25% in performance shares, with the balance of the grant delivered through a mix of SARs/options and performance shares as determined by the Remuneration Committee. In normal circumstances, the maximum combined award under the EIP will be limited to 250% of salary face value in SARs/options. As explained above, grants normally consist partly of SARs/options and partly of performance shares, with the proviso that the performance share element may not exceed a face value of 100% of salary (i.e. using the ratio of two SARs/options to one performance share, the maximum performance share award would be equivalent to 200% in SARs/options). In determining any award, the Remuneration Committee will of course have regard to all relevant circumstances.

        The Remuneration Committee is mindful of the need to continue to manage shareholder dilution in a responsible manner. As explained in the 2005 Circular, the current shareholder approved mandate includes an aggregated annual allowance of up to 3.1% of the issued share capital under the EIP and the Spirent Stock Incentive Plan ("SSIP"). As part of the Remuneration Committee's sustainable dilution strategy, SARs will, wherever possible, be used in lieu of options in the operation of the EIP and SSIP. This SARs approach will help the Company manage its actual dilution more efficiently as only the appreciation value and not the entire share value needs to be funded when an award is exercised.

        Further information on the EIP and SSIP is provided in Note 31 of Notes to the Financial Statements.

        The Remuneration Committee believes that the grant structure, performance conditions and grant levels under the EIP represent the most appropriate medium to long term incentive arrangements enabling Spirent to compete for, motivate and retain the highest calibre executives which it needs to drive the business forward and increase shareholder value. As explained in the 2005 Circular, the Remuneration Committee proposed that the performance conditions and award criteria in respect of the EIP will operate for two annual award cycles (i.e. for 2005 and 2006) and that the Company will revert to shareholders in 2007 if it wishes to propose any material changes.

        In order to assist further in aligning the interests of executives and shareholders, shareholding guidelines are in place which encourage executive directors and certain senior executives to build up a meaningful level of shareholding of up to two times salary through the retention of shares following exercise. Attainment of these guidelines will be taken into account by the Remuneration Committee in determining future awards for executive directors and senior executives.

        As a result of the transition to IFRS and the disposal of the HellermannTyton division, the Remuneration Committee has resolved that it will adjust as necessary EPS performance condition measurements in respect of outstanding SARs/options to ensure that performance is measured on a consistent basis.

e)
Service contracts

        The Remuneration Committee's policy is to offer service contracts which provide for no more than 12 months' notice from the Company in normal circumstances. Anders Gustafsson entered into a service contract on August 1, 2004 which currently has an unexpired term of 169 months and is terminable by the Company on 12 months' notice and by him on six months' notice. Eric Hutchinson entered into a service contract on December 13, 1999 which currently has an unexpired term of 108 months and is terminable at any time by either party on 12 months' notice.

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

f)
External appointments

        Spirent recognizes the mutual benefit for executive directors to serve as non-executive directors of companies in other industries outside the Group. Such appointments are subject to prior Board approval and any related fee entitlements are for the account of the executive director concerned. During 2005, Eric Hutchinson served on the board of Trifast plc as a non-executive director and received fees of £27,500 arising from this appointment.

Non-executive directors' remuneration

        The remuneration of the Chairman is determined by the Remuneration Committee and the remuneration of the other non-executive directors is determined by the Board. The remuneration of all non-executive directors is reviewed following a recommendation by the Chief Executive and after consultation with independent external advisers concerning competitive market practice. The Company's remuneration policy (which has not changed during the year and will apply for the following financial year) with regards to non-executive directors is to pay fees which are in line with market practice.

        For 2005, the non-executive directors (apart from John Weston) were awarded increases in basic fees of £3,000, bringing their basic fees to £33,000 per annum. No remuneration increase was awarded to John Weston in respect of his duties as Chairman.

        Non-executive directors are not eligible to participate in bonus or share incentive arrangements and their service does not qualify for pension purposes or other benefits. No element of their fees is performance-related. Non-executive directors do not have service contracts and are normally appointed, subject to the Company's Articles of Association, for an initial three-year term. Any subsequent extension to the term by the Board is not automatic and is subject to prior recommendation of the Nomination Committee.

        Further information on non-executive directors' fees is provided in Note 10 of Notes to the Financial Statements.

Employees

        As of December 31, 2005, we employed 4,180 employees, including 2,328 employees in manufacturing and product development, 1,422 selling and distribution employees and 430 administrative employees. As of the same date, 1,074 of our employees were located in the United Kingdom and 1,665 were located in North America. The remainder were based in other locations in continental Europe, South America, Asia, Africa and Australasia. We are predominantly non-unionized with good labor relations and have no history of significant disputes. As of December 31, 2004 we employed 4,482 employees. As of December 31, 2003 we employed 4,414 employees.

Shares Held by Directors and Senior Management

        The following table sets forth, as of May 12, 2006, the beneficial and non-beneficial interests held in respect of the number of our shares by persons who were members of our Board of Directors and senior management. Other than Mr. Ennerfelt (see below), no director or other member of our senior management has an interest in more than 1% of our shares.

	Beneficial interests	Non-beneficial interests	Options and rights to acquire Ordinary shares
Executive Directors
A. Gustafsson(1)	50,000	180,180	4,925,750
E. Hutchinson	753,707	—	4,635,105
Non-Executive Directors(2)
M. Beresford	65,225	—	—
F. D'Alessio	28,000	—	—
G. Ennerfelt(3)	120,000,000	—	—
A. Given	—	—	—
K. Hellström	—	—	—
J. Weston	1,662,000	—	—
Senior management as a group(4)	1,197,834	180,180	17,318,967
All Directors and senior management as a group	122,953,059	180,180	17,318,967

(1)
The non-beneficial interest of Anders Gustafsson arises from a conditional award of shares to a value of £100,000. The award was made to Anders Gustafsson in 2004 in recognition of his appointment to the Board and the shares are held by the Company's Employee Share Ownership Trust ("ESOT"). The shares will be released beneficially to him from the ESOT on the third anniversary of his appointment, subject to him still being in the Company's employment at that time.

(2)
James Wyness retired from the Board on May 3, 2006.

(3)
Göran Ennerfelt has a connected notifiable interest in the Spirent Ordinary shares held by Lexa BV (see "Item 7. Major Shareholders and Related Party Transactions") which, for statutory purposes, is also deemed to be an interest of the director.

(4)
Senior management includes the Executive Directors and other senior managers as described elsewhere in this Item 6.

Share Schemes and Related Information

        We have various share incentive plans under which employees currently may be granted share options, purchase rights or stock appreciation rights. There are also share plans with options, performance units or rights which remain outstanding but are now closed to new grants to employees, including share plans that were assumed or adopted in connection with the acquisitions of Netcom Systems, Inc., Zarak Systems Corporation and Caw Networks, Inc., respectively.

        As of May 12, 2006 the following options and purchase rights over Ordinary shares had been granted and remained outstanding under our various employee share schemes:

Employee Share Scheme	Option/purchase right exercise dates	Exercise price per share (pence)	Number of outstanding options/ purchase rights (millions)
1995 Executive Share Option Scheme	04.23.00 - 08.04.14	16 - 598	18.5
Spirent Stock Incentive Plan(1)	05.11.01 - 05.04.13	6 - 617	98.7
2005 Employee Incentive Plan	08.25.08 - 05.04.16	0 - 53	6.5
Acquisition Plans(2)	06.01.97 - 06.25.12	8 - 151	6.1
Sharesave Schemes(3)	12.01.05 - 05.31.11	38 - 518	3.0
Employee Stock Purchase Plans(4)	—	—	—

Total			132.8

(1)
A grant of 12.1 million options with an exercise price of 60.75 pence per share awarded in December 2003 made under the SSIP was partially hedged by 6.1 million Ordinary shares held in trust. As at May 12, 2006, 195,756 Ordinary shares had been transferred out of the ESOT in respect of the exercise of options from this grant, leaving a balance of 5.9 million shares hedging this SSIP award.

(2)
The "Acquisition Plans" are share plans which originally granted options over other company's shares which have been rolled over into Spirent shares when the said companies were acquired by Spirent Communications plc. These include the Caw Amended and Restated Stock Plan ("CARSP"), Netcom Amended and Restated Stock Option Plan ("NARSOP") and the Zarak Amended and Restated Stock Option Plan ("ZARSOP").

(3)
987,614 Spirent Ordinary shares were transferred from the Spirent Sharesave Trust ("SST") to settle the exercise of UK Sharesave options since December 31, 2005. As at May 12, 2006, 2,244,326 million Ordinary shares remain in the SST hedging share option grants made under the Sharesave plans.

(4)
There are currently no offering periods underway and no unexercised purchase rights outstanding for the Employee Stock Purchase Plans.

        We also operated a separate employee incentive plan called the Stock Appreciation Rights Plan ("SARP") during 2005, which utilized shares purchased in the market and has not involved the issue of new shares. No awards were made under the SARP in 2005. As at May 12, 2006 the following rights were outstanding under the SARP:

Rights exercise dates	Rights price	Number of rights outstanding
	(pence)	(millions)
09.10.00-06.29.10	181 - 416	2.3

        As of May 12, 2006 the ESOT held 9.4 million Ordinary shares to satisfy awards under our various share-based incentive schemes. Further information on our share incentive plans are provided in Note 31 of Notes to the Financial Statements.

        The following tables provide further summary information in respect of options and other rights to purchase our Ordinary shares for each of our directors as of May 12, 2006. Other than as set forth below, none of our directors holds any options or other rights to purchase our shares. Each option or right was granted without monetary consideration. Information relating to ownership of share options or other rights by employees, other than executive directors, is not required to be, and has not been, disclosed by us in the United Kingdom. Our directors and senior management as a group held options and rights to purchase 17.3 million shares as of May 12, 2006.

Options to Acquire Shares—Directors

	Plan type(1)	Options over rights to acquire Ordinary shares	Date of grant	Exercise price	Date first exercisable	Expiry date
				(pence)
A. Gustafsson	ESOS	1,800,000	08.05.04	56	08.05.07	08.04.14
	EIP	1,128,300	08.25.05	53	08.25.08	08.24.15
	EIP	303,700	08.25.05	nil	08.25.08	08.25.08
	EIP	1,334,450	05.05.06	48	05.05.09	05.04.16
	EIP	359,300	05.05.06	nil	05.05.09	05.05.09
E. Hutchinson	ESOS	33,786	04.23.97	118	04.23.00	04.22.07
	ESOS	29,586	04.27.98	152	04.27.01	04.26.08
	Sharesave	12,363	10.22.98	83	01.01.06	06.30.06
	ESOS	75,156	04.01.99	133	04.01.02	03.31.09
	ESOS	105,000	04.09.01	305	04.09.04	04.08.11
	Sharesave	8,693	10.05.01	93	12.01.08	05.31.09
	ESOS	234,000	04.02.02	134	04.02.05	04.01.12
	ESOS	387,000	05.02.02	113	05.02.05	05.01.12
	ESOS	1,128,000	03.25.03	16	03.25.06	03.24.13
	Sharesave	24,721	09.26.03	38	12.01.10	05.31.11
	ESOS	1,128,000	08.05.04	56	08.05.07	08.04.14
	EIP	695,300	08.25.05	53	08.25.08	08.24.15
	EIP	187,200	08.25.05	nil	08.25.08	08.25.08
	EIP	544,650	05.05.06	48	05.05.09	05.04.16
	EIP	146,650	05.05.06	nil	05.05.09	05.05.09

(1)
Key to plan type:

ESOS—Executive Share Option Scheme: options held under this scheme have performance conditions which are usually required to be satisfied prior to the exercise of any option.

EIP—Employee Incentive Plan: options, stock appreciation rights, and performance share awards held under this plan have performance conditions which must be satisfied prior to the vesting of any award.

Sharesave—Savings Related Share Option Scheme: options held under this scheme, which is open to all eligible employees in the United Kingdom, include executive directors.

        Further Information on Spirent's share incentive plans can be found in Note 31 of Notes to the Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        The table below sets forth certain information regarding notifiable interests in our shares as of May 12, 2006 (being the last practicable date prior to the publication of this report) for each person notified to us who owns more than 3% of our shares.

Name of substantial shareholder	Number of shares held	Percentage held
	(millions)%
Lexa BV	120.0	12.37
Fidelity International Ltd	58.3	6.01
Prudential plc	32.8	3.39
Legal & General Group plc	30.1	3.11
Sun Life Assurance of Canada	29.8	3.07

        To our knowledge, as of May 12, 2006, no other shareholder held more than 3% of our issued shares.

        The ongoing exercise of stock options and purchase rights under various employee stock plans has diluted the relative holding of significant shareholders.

        At February 23, 2006, Barclays plc was our largest shareholder with 13.2% of our issued share capital and Lexa BV, Fidelity Investments and Prudential plc were our second, third and fourth largest shareholders, holding 12.4%, 8.0% and 3.4% of our issued share capital, respectively. At February 24, 2005, Lexa BV was our largest shareholder with 12.4% of our issued share capital and Barclays plc, Fidelity International plc and Legal & General Group plc were our second, third and fourth largest shareholders, holding 12.0%, 7.0% and 3.1% of our issued share capital, respectively. At February 25, 2004, Lexa BV was our largest shareholder with 12.6% of our issued share capital and Barclays plc and Legal & General Group plc were our second and third largest shareholders, holding 10.1% and 3.2% of our issued share capital, respectively. At March 12, 2003, Lexa BV was our largest shareholder with 13.6% of our issued share capital and FMR Corporation and Fidelity International Ltd, Prudential plc and Legal & General Group plc were our second, third and fourth largest shareholders, holding 10.0%, 5.1% and 3.6% of our issued share capital, respectively.

        Under Sections 198-201 of the Companies Act 1985 shareholders have a duty to give notice to a company when their beneficially held interest first reaches 3% of the issued share capital, when it falls below that level and when the beneficially held interest changes by at least one percentage point. If a shareholder holds beneficial and non-beneficial interests of 10% or more of the issued share capital, he must notify the company when the aggregate holding falls below that level and when aggregate holdings change by at least one percentage point. Once a shareholder has beneficial and non-beneficial interests representing less than 10% of the issued share capital, only the beneficially held element of the shareholding needs be disclosed. As a result of these differing reporting and notification requirements, the figures given in the paragraph above may show a volatility in the holdings of our larger investors.

        The shareholders listed in the above table do not have voting rights different from those of our other shareholders.

        As of May 12, 2006, 2,357,643 of our Ordinary shares were held by shareholders who had an address in the United States on the share register. There were 200 record holders of our Ordinary shares in the United States. As of May 12, 2006, 11,757,344 Ordinary shares represented by ADSs were held in the United States, of which 11,639,440 are registered to the Depository Trust Company. As the share register does not hold records of trusts or complete details of nominees' holdings, it is possible that there are greater numbers of beneficial shareholdings held by residents in the United States. We believe approximately 3% of our Ordinary issued share capital is held by investors in the United States either directly, through the ADS facility or through nominee accounts.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation or other corporations, by any foreign government or by any other natural or legal person or persons severally or jointly.

        To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change of our control.

Related Party Transactions

        We have not engaged in any related party transactions since January 1, 2005, other than any such transactions between us and our subsidiaries or us and associate companies or among our subsidiaries.

ITEM 8. FINANCIAL INFORMATION

Historical Financial Information

        Our audited consolidated financial statements as of December 31, 2005, 2004 and 2003 and for each of the three years in the period ended December 31, 2005 are set out elsewhere in this annual report.

Significant Changes

        On January 23, 2006 Spirent announced that it had entered into an agreement to acquire SwissQual Holding AG ("SwissQual") for an initial consideration of CHF 62.5 million (£27.7 million). The initial consideration was paid in cash on completion on January 23, 2006 out of cash resources and utilisation of a new bank facility that was set up specifically for the purpose. A further CHF 28.0 million (£12.4 million) is payable depending on revenue growth and various technical milestones.

        We also announced on February 13, 2006 the acquisition of QuadTex for US$7.5 million (£4.2 million), payable in cash on completion with a further US$1.5 million (£0.9 million) payable depending on certain technical milestones and the retention of key employees.

        The disposal of the HellermannTyton Division was completed on February 15, 2006 when proceeds of £288.9 million (for a cash free/debt free equivalent value) were received. These proceeds have been applied as follows:

  •
  Repayment of the senior loan notes of $124.8 million (£71.5 million)

  •
  Payment of the make whole amount (an amount which becomes payable on the early redemption of the senior loan notes) of $12.9 million (£7.4 million)

  •
  Break fees of £2.3 million in respect of interest rate swaps taken out in connection with the senior loan notes

  •
  Special contribution of £47.0 million to the UK final salary pension scheme

  •
  Repayment and cancellation of the bank facility in connection with the acquisition of SwissQual

        Taking these transactions into account the pro forma cash balance is approximately £150 million, of this, up to £50 million has been earmarked to fund the on-market share repurchase program. The program is expected to begin in the second quarter, following the completion of certain actions: establishing distributable reserves in the Company, clearance from the Pension Regulator and the approval from shareholders to make on-market share repurchases of up to 14.99% of our issued share capital.

        Following the disposal of the HellermannTyton division the Company issued notices of cancellation in respect of all its borrowing facilities.

        Other than this and as is described in "Recent Developments" in Item 5 above no significant change has occurred to our financial position since December 31, 2005, the date of the most recent financial statements included in this annual report.

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

        No dividend was declared in respect of the year ended December 31, 2005 and no dividend was paid in respect of the year ended December 31, 2004 and 2003

ITEM 9. THE OFFER AND LISTING

        Our ADSs are listed on the NYSE under the symbol SPM. Each ADS represents four Ordinary shares. ADSs are evidenced by American Depositary Receipts ("ADRs"). Our Ordinary shares have a nominal value of 3 1/3 pence each.

        Our shares are listed on the UK Listing Authority's Official List and traded on the London Stock Exchange. Until May 15, 2000, our shares traded on the London Stock Exchange under the ticker symbol BWTH and, since May 15, 2000, they have traded under the ticker symbol SPT. We established a "sponsored" ADR facility in 1999 to facilitate over-the-counter trading in our shares by investors in the United States, but there was no regular public market for our shares in the United States. In order to list our ADSs on the NYSE, we filed a registration statement on Form 20-F in June 2001 and became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended. See "Item 10. Additional Information—Documents on Display."

        The following table shows, for the periods indicated, the high and low closing price of a Spirent share as reported in the Daily Official List of the UK Listing Authority and the high and low closing price of our ADSs on the NYSE since we listed on July 10, 2001.

	Spirent Shares			Spirent ADSs
	High	Low	Average daily trading volume	High	Low	Average daily trading volume
	(£)		(No. of shares millions)	(US$)		(No. of ADSs 000's)
Most recent six months
April 2006	0.45	0.41	11.1	3.23	2.93	7.5
March 2006	0.49	0.45	8.5	3.45	3.06	3.9
February 2006	0.55	0.49	6.6	3.72	3.33	4.0
January 2006	0.55	0.50	5.5	3.70	3.31	15.3
December 2005	0.52	0.46	8.9	3.60	3.16	17
November 2006	0.49	0.44	4.6	3.24	2.94	6.4

Two most recent full financial years and subsequent period
2006
Second quarter (through May 12, 2006)	0.48	0.41	12.8	3.50	2.93	10.1
First quarter	0.55	0.45	6.9	3.72	3.06	7.7
2005
Fourth Quarter	0.55	0.43	7.2	3.77	2.94	9.6
Third Quarter	0.55	0.46	5.7	3.95	3.15	8.6
Second Quarter	0.64	0.41	11.3	4.75	2.97	9.9
First quarter	0.74	0.62	11.7	5.60	4.77	12.6
2004
Fourth Quarter	0.76	0.60	6.9	5.75	4.24	6.1
Third Quarter	0.68	0.48	7.3	4.85	3.55	7.5
Second Quarter	0.80	0.57	7.4	5.83	3.98	8.1
First Quarter	0.90	0.58	12.3	6.70	4.04	23.0
Five most recent full financial years
2005	0.74	0.41	8.9	5.60	2.94	10.1
2004	0.90	0.48	8.5	6.70	3.55	11.1
2003	0.73	0.10	11.2	4.75	0.75	16.3
2002	1.92	0.06	9.1	11.00	0.60	7.2
2001	6.10	0.72	7.7	11.50	4.50	5.3

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Our registration statement on Form 20-F which we filed with the Securities and Exchange Commission ("SEC") on June 27, 2001, contains a full description of our Memorandum and Articles of Association under "Item 10. Additional Information." In addition, on May 4, 2005 we amended our Memorandum and Articles of Association and a description of the amendments were given in our Annual Report on Form 20-F filed with the SEC on May 18, 2005 under "Item 10. Additional Information." The descriptions contained in "Item 10. Additional Information" in both the June 27, 2001 and May 18, 2005 Annual Reports on Form 20-F are herein incorporated by reference.

Material Contracts

        Following is a summary of the contracts entered into by any member of our Group during the last two years which are material to our Group as a whole:

  •
  Stock Purchase Agreement, dated February 9, 2006, between Spirent Communications Inc. and the shareholders of QuadTex Systems Inc., a US company ("QuadTex"), pursuant to which Spirent Communications Inc. agreed to purchase the shares of QuadTex. The total consideration payable to the shareholders under the Stock Purchase Agreement was $7,500,000 paid upon closing on February 9, 2006 and up to a maximum amount of $1,500,000 to be paid post-closing, contingent upon the attainment of certain post-closing milestones by QuadTex and the shareholders. The Stock Purchase Agreement contains warranties and indemnities in favor of Spirent Communications Inc. in relation to QuadTex.

  •
  Stock Purchase Agreement, dated January 22, 2006, between Spirent Holdings Limited, Spirent Communications plc and the shareholders of SwissQual Holding AG, a Swiss company ("SwissQual"), pursuant to which Spirent Holdings Limited agreed to purchase the shares of SwissQual. The total consideration payable to the shareholders under the Stock Purchase Agreement was Swiss Francs ("CHF") 62,487,863 paid upon closing on January 22, 2006 and up to a maximum amount of CHF28,000,000 to be paid post-closing, contingent upon the attainment of certain post-closing milestones by SwissQual and the shareholders. The Stock Purchase Agreement contains warranties and indemnities in favor of Spirent Holdings Limited in relation to SwissQual. Spirent Communications plc delivered a guarantee for payment of the purchase price by Spirent Holdings Limited in favor of the shareholders of SwissQual.

  •
  Share and Business Sale Agreement, dated December 15, 2005, between Spirent Communications plc and certain of its subsidiaries holding shares in the companies comprising the Network Products group and Harwich Beta S.àr.l., a Luxembourg company formed by Doughty Hanson & Co. Limited ("Doughty Hanson"), pursuant to which the Company agreed to sell the Network Products group to funds controlled by Doughty Hanson for a consideration payable to Spirent Communications plc of approximately £288,900,000. The Share and Business Sale Agreement contains warranties and indemnities in favor of Doughty Hanson in relation to the Network Products group. The sale was subject to certain closing conditions, including shareholder approval and receipt of certain regulatory clearances, all of which were satisfied and the sale was completed on February 15, 2006.

  •
  Third Amendment, Consent and Waiver Agreement, dated March 1, 2005, relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, under which certain amendments were made to the terms of our senior unsecured notes both to make the note purchase agreement compatible with the revolving credit facility as amended, as described immediately below, and to amend the requirements for certain financial and operational restrictions under the terms of the notes ("Normalization"), including a reduction to the amount of the external financing required at Normalization from £50 million to £30 million. As of February 15, 2006, the Company paid the US noteholders in full, including an early-termination make-whole payment as required by the amended and restated note purchase agreement, and the US noteholder facility was completely terminated.

  •
  Revolving Credit Facility, dated February 2, 2005, for a committed loan facility of £30 million between Spirent Communications plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc. This facility replaced a prior Revolving Credit Facility dated February 4, 2004 in the same principal amount but incorporated terms revising certain financial covenants and other terms under the credit facility. On January 17, 2006, the banks agreed to extend the expiry date of this facility, subject to certain extension options, from February 1, 2006 to January 31, 2007. This facility was undrawn as of February 15, 2006 and as of February 23, 2006 this revolving credit facility was completely terminated.

  •
  Second Amendment and Consent Agreement dated August 13, 2004 relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, pursuant to which the noteholders consented to the disposal of the Company's sole remaining aerospace business and under which certain amendments to the terms of our senior unsecured notes were made including certain amendments and clarifications to the financial covenants under the note purchase agreement to deal with the special accounting issues raised by the Company's SARs program. As of February 15, 2006, the Company paid the US noteholders in full, including an early-termination make-whole payment as required by the amended and restated note purchase agreement, and the US noteholder facility was completely terminated.

  •
  Amendment and Consent Agreement, dated December 31, 2003 relating to the amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders, under which certain amendments to the terms of our senior unsecured notes were made including a reduction to the amount of the committed external financing the noteholders required us to have in place from £60 million to £30 million. As of February 15, 2006, the Company paid the US noteholders in full, including an early-termination make-whole payment as required by the amended and restated note purchase agreement, and the US noteholder facility was completely terminated.

  •
  Amended and restated note purchase agreement dated March 11, 2003, entered into with our US noteholders relating to the note purchase agreement dated November 23, 1999, as amended, under which certain amendments to the terms of our senior unsecured notes were made including a pre-payment of $73.8 million following which $6.4 million remained outstanding with a maturity of November 23, 2006 and $137.8 million with a maturity of November 23, 2009. As of February 15, 2006, the Company paid the US noteholders in full, including an early-termination make-whole payment as required by the amended and restated note purchase agreement, and the US noteholder facility was completely terminated.

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

        This summary applies only to holders who will hold our Ordinary shares or ADSs as capital assets. This summary is based:

  •
  upon current United Kingdom tax law and United States tax law, and United Kingdom HM Revenue & Customs and United States Internal Revenue Service ("IRS") practice;

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

        The following summary is of a general nature and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to United States expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, investors that use a mark-to-market accounting method, holders who hold ADSs or Ordinary shares as part of hedging, straddling, or conversion transactions or holders who own directly, indirectly or by attribution, 10% or more of the voting power of our issued share capital and holders whose functional currency for United States tax purposes is not the US dollar. In addition (and without limitation), the following summary of United Kingdom tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, ordinarily resident in the United Kingdom for United Kingdom tax purposes; or

  •
  your holding of ADSs or Ordinary shares is attributable to a branch, agency or permanent establishment in the United Kingdom.

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

Taxation of dividends and distributions

        Under current United Kingdom taxation legislation, no tax will be withheld from cash dividends paid by us.

        United States holders of Ordinary shares or ADSs will not be entitled to receive any payment from the United Kingdom HM Revenue & Customs in respect of any tax credit on dividends paid by us.

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

        A holder of Ordinary shares or ADSs who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the United Kingdom but who again becomes resident or ordinarily resident in the United Kingdom within a period of, broadly, less than five years and who disposes of Ordinary shares or ADSs during that period may also be subject to United Kingdom tax on capital gains (subject to any available exemption or relief), notwithstanding that he is not resident or ordinarily resident in the United Kingdom at the time of the disposal. For this purpose, a person who, although resident or ordinarily resident in the United Kingdom, is not resident in the United Kingdom under the provisions of an applicable double tax treaty will be treated for the purposes of these rules as not being resident or ordinarily resident in the United Kingdom.

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

        Clearance services may opt, with the United Kingdom HM Revenue & Customs' approval, under certain conditions for the normal rate of stamp duty and SDRT (0.5%) to apply to a transfer of shares into, and to transactions within, the service instead of (i) the higher rate applying to a transfer of shares into the clearance service and (ii) the exemption for dealings in the Ordinary shares while in the system.

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

        Current law reduces to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2010, so long as certain holding period requirements are met. Unless we are classified as a passive foreign investment company (see below), dividends paid with respect to our ADSs will qualify for the 15% maximum rate (assuming the holding period requirements are met). We believe that dividends paid to direct holders of our Ordinary shares will likewise qualify for the 15% maximum rate, but no assurance in this regard can be given until the United States Treasury Department issues further guidance. Special rules apply for purposes of determining a recipient's investment income (which limits deductions for investment interest) and foreign income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends. We urge each United States holder who is an individual to consult his or her own tax adviser regarding the possible applicability of the reduced rate under the new legislation and the related restrictions and special rules.

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

Taxation of capital gains

        Upon the sale or exchange of an Ordinary share or ADS, you will recognize a gain or a loss for United States federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Ordinary share or ADS. Subject to the discussion below under ``Passive Foreign Investment Company Considerations," such gain or loss will be a capital gain or loss and will be a long-term capital gain if you have held the Ordinary share or ADS for more than one year. Gain or loss will generally be treated as United States source gain or loss. Current law generally reduces to 15% the maximum tax rate for long-term capital gains of individuals from the sale of shares in taxable years beginning on or before December 31, 2010.

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

Reportable transactions

        Under United States Treasury Department regulations, you must attach to your United States federal income tax return a disclosure statement on Form 8886 if you participate in a "reportable transaction." You should consult your own tax adviser as to the possible obligation to file Form 8886 with respect to the purchase, ownership or disposition of Ordinary shares or ADSs, or any related transaction, including the disposition of any pounds sterling received as a dividend or as proceeds from the sale of Ordinary shares or ADSs.

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

        The key objective of the Group Treasury department is to manage the financial risks of the Group and to ensure that sufficient liquidity is available to the Group. All treasury activity operates within a formal control framework. The Board has approved treasury policies and guidelines and periodically reviews treasury activities. Additionally, it is the Group's policy that speculative treasury transactions are expressly forbidden.

        The Group's objective is to ensure that there are sufficient sources of funding to meet projected requirements. Its operations are financed through a combination of retained earnings and external financing. Financing is raised principally by the Company and lent to subsidiaries on commercial terms. Debt is largely sourced from the syndicated bank market and the US private placement market.

Interest Rate Management

        Through an optimum mix of fixed and floating debt and the use of interest rate swaps, our aim is to reduce the volatility of the interest charge. At December 31, 2005, the Group's borrowings were composed of 42% of fixed rate debt. This excludes $72.1 million of our notes, which have been swapped into floating rates through the use of interest rate swaps, which terminate on November 23, 2009. The swaps are callable at the counterparties' option at six-monthly intervals.

        We use derivative instruments, as approved by our Board, to manage our interest rate exposures on our debt and cash positions as appropriate.

Currency Management

        Currency exposures arise from trading transactions undertaken by the Group in foreign currencies and on translation of the operating results and net assets of our overseas subsidiaries.

        During 2005 sterling weakened against the US dollar, the main currency to which we are exposed.

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

Interest Rate Sensitivity

        The tables below provide information about our financial instruments excluding finance lease obligations that are sensitive to changes in interest rates. For long-term debt obligations (excluding debt due entirely within one year), the table presents notional amounts and weighted average interest rates by expected maturity dates. Weighted average variable rates are based on rates set at the balance sheet date. The information is presented in pounds sterling, which is our reporting currency. The actual currencies of the instruments are indicated in parentheses. The table is presented for continuing operations only.

As at December 31, 2005

	Expected to Mature Before December 31
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(£ millions, except percentages)
Long-term Debt:
Fixed rate (US$)	3.4	0.3	2.0	25.8	—	—	31.4	36.6
Average interest rate (%)	8.9	7.0	7.0	9.2	—	—	8.9
Variable rate (US$)	—	—	—	41.9	—	—	41.9	41.9
Average interest rate (%)	—	—	—	9.2	—	—	9.2

Exchange Rate Sensitivity

        The following information provides details of our derivative and other financial instruments by currency presented in pound sterling equivalents. The tables above provide details of non-sterling denominated long-term debt obligations which are subject to foreign currency exchange rate movements while the table below presents amounts and weighted average contractual exchange rates of foreign currency forward exchange contracts held as at December 31, 2005. All forward exchange agreements mature within one year.

Forward Exchange Contracts as at December 31, 2005

	Pay for £ Contract Amount	Average Contractual Exchange Rate
	(£ millions)
Currency
US dollars	79.1	1.77
Japanese Yen	25.7	204.59
US dollars	27.6	1.76
Euro	3.0	1.45

Total	135.4

        All exchange contracts mature in 2006.

Currency Exposure of Financial Assets and Liabilities

        The table shows the net unhedged monetary assets and liabilities of our Group companies as at December 31, 2005 that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statement.

Net foreign currency monetary assets/(liabilities)

	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	3.4	0.1	0.6	4.1
US dollar	(0.6)	—	(0.5)	—	(1.1)
Euro	(0.5)	0.8	—	(0.4)	(0.1)
Other	(0.5)	0.5	(1.2)	(0.4)	(1.6)

	(1.6)	4.7	(1.6)	(0.2)	1.3

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        As of December 31, 2005, management evaluated, under the supervision, and with the participation, of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Group's disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). Based on that evaluation, our management, including the Chief Executive and Chief Financial Officer, concluded that our disclosure controls and procedures were effective in all material regards to ensure that the information required to be disclosed in the reports we file and submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and procedures of the SEC.

        During 2004, as part of our on-going assessment of internal control over financial reporting, our management, including the Chief Executive Officer and Chief Financial Officer, undertook a review of the controls over the Group's methods of revenue recognition in relation to certain complex arrangements with customers entered into in 2004 in the Service Assurance division of our Communications group. The terms of these arrangements with customers included, among other terms, ongoing customer support for hardware and software and the provision, in some instances, of product roadmaps, which contain expected release dates of planned updates and enhancements. The existence of a particular item on a roadmap does not, in itself, create a contractual obligation to deliver that item; however, under US GAAP an implied obligation is deemed to exist. In light of this US GAAP requirement, management conducted an extensive review of these arrangements with customers to determine whether the revenue had been correctly recognized in previous years in accordance with SOP 97-2 "Software Revenue Recognition" and related US GAAP. This further review covered how multiple-element arrangements with customers are accounted for under US GAAP and the basis for determining VSOE for each element. From this further review, we concluded that we did not have sufficient VSOE for certain elements of some of the multiple-element arrangements with customers in the Service Assurance division.

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

        As a result of our review and restatement of previous financial results as described above, management concluded that there was a material weakness in our internal control over financial reporting as of December 31, 2003 regarding the Group's selection and application of accounting policies in respect of revenue recognition under US GAAP. As reported previously, we have taken further steps to strengthen our internal control over financial reporting under US GAAP, in particular, our control processes and procedures over accounting for revenue recognition. We have employed specialized consultants, provided additional training and supplemented existing internal revenue recognition policies and procedures to clarify certain complex areas.

        We believe that these steps are adequate to provide reasonable assurance that the objectives of this control system will be met. However, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Group have been detected.

Change in Internal Control Over Financial Reporting

        Other than those changes described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        The Audit Committee is comprised of Andrew Given (Chairman), Marcus Beresford and Fred D'Alessio, each of whom are independent non-executive directors within the meaning of the Combined Code on Corporate Governance (which is the relevant corporate governance standard applicable to UK companies with a primary listing on the London Stock Exchange) and the New York Stock Exchange Listed Company Manual. James Wyness was a non-executive director of Spirent Communications plc and a member of the Audit Committee during the entire financial year ended December 31, 2005 and retired on May 3, 2006, being replaced on the Audit Committee by Fred D'Alessio. The New York Stock Exchange Listed Company Manual requires that the Audit Committee includes at least one member who has significant and relevant financial experience and following evaluation the Board has determined that Andrew Given provides such additional experience. The Board has also determined that Andrew Given qualifies as an "audit committee financial expert", as defined in the Instructions to Item 16A. of Form 20-F. The Combined Code on Corporate Governance also has similar requirements in respect of an appointed financial expert.

        Further information on the role and responsibilities of the Audit Committee is provided in "Item 6. Directors, Senior Management and Employees" and in "Item 16C. Principal Accountant Fees and Services" below.

ITEM 16B. CODE OF ETHICS

        We maintain an ethics policy applicable to all directors and employees of the Group including Senior Financial Officers, who are defined as our Chief Executive, the Chief Financial Officer, the Head of Financial Reporting and the Head of Internal Control. The Senior Financial Officers are subject to additional policies to ensure full, fair and timely disclosure in our periodic reports filed with the SEC. We have made our Ethics Policy and our Ethics Policy for Senior Financial Officers available on our website at http://www.spirent.com and the Code of Ethics is also available, without charge, upon request from the Company Secretary who is located at our Registered Office.

        Through our ethics policies, the Audit Committee also has a whistleblowing procedure so that employees may report, anonymously and in confidence, any suspected wrongdoings regarding violations of laws, Group policies, bribery, fraud, accounting or internal control irregularities or other related matters.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our external auditors are Ernst & Young LLP. The following sets out the fees we paid to Ernst & Young for the fiscal years ended December 31, 2005 and December 31, 2004:

	2005	2004
	(£ millions)
Audit fees	1.0	1.4
Audit-related fees(1)	0.5	0.2
Tax fees(2)	0.3	0.4
All other fees	—	—

Total	1.8	2.0

(1)
2004 audit-related fees are in respect of general accounting advice in relation to acquisitions and disposals. 2005 audit-related fees are principally in respect of SEC compliance, the IFRS conversion project, the disposal of the HellermannTyton Division and other advice.

(2)
2004 and 2005 tax fees are in respect of tax compliance, tax advice, and tax planning services.

        The Audit Committee operates a policy in respect of all fees paid to Ernst & Young LLP and all audit-related fees and tax fees in 2004 and 2005 were approved by the Audit Committee.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Our Audit Committee meets the requirements of Exchange Act Rule 10A-3 and is relying on one of the permitted exemptions as allowed under its rules. One of the requirements under Rule 10A-3 is that audit committees are directly responsible for the appointment and retention of a company's external auditor. However, in accordance with the Combined Code on Corporate Governance (which represents applicable best home country practice for companies such as Spirent with a primary listing in the United Kingdom), and meeting the exemption under Rule 10A-3, our Board is responsible for the appointment and retention of the auditor. In accordance with Rule 10A-3, our Audit Committee is responsible for making recommendations to the Board on the appointment and retention of the auditor.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        At the Annual General Meeting held on May 3, 2006, shareholders approved a resolution permitting the Company to commence an on-market share repurchase program. On May 15, 2006 the Company's broker JPMorgan Cazenove Ltd commenced the purchase of Ordinary shares in the market on behalf of the Company and all Ordinary shares purchased are currently being held as treasury shares. As at June 1, 2006 the Company held 4,890,000 Ordinary shares in treasury.

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not applicable.

ITEM 18. FINANCIAL STATEMENTS

        The following audited financial statements, together with the related auditors' reports and financial statement schedule of Spirent are filed as part of this annual report:

Financial Statements

ITEM 19. EXHIBITS

        All exhibits except those marked * (which are exhibits to this Annual Report) were filed as exhibits to our Registration Statement on Form 20-F filed with the SEC on June 27, 2001 or our Annual Reports on Form 20-F for the years ended December 31, 2004, 2003, 2002 or 2001 filed with the SEC and are incorporated herein by reference.

Exhibit No.	Description
1.1*	Memorandum and Articles of Association of Spirent Communications plc, as amended on May 3, 2006
2.1	Form of Deposit Agreement as amended and restated as of May 5, 2000, as further amended and restated as of March 23, 2001, as further amended and restated as of July 10, 2001, among Spirent Communications plc, the Bank of New York as Depositary and all Owners and holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Spirent Communications plc's annual report on Form F 6, filed on June 27, 2001)
4.1	Revolving Credit Facility, dated February 2, 2005, for a loan facility of £30 million between Spirent Communications plc arranged by Commerzbank AG, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc
4.2	Amended and Restated Note Purchase Agreement, dated March 11, 2003, between US Noteholders and Spirent Communications plc
4.3	Amendment and Consent Agreement, dated December 31, 2003, between US Noteholders and Spirent Communications plc
4.4	Second Amendment and Consent Agreement, dated August 13, 2004, between US Noteholders and Spirent Communications plc
4.5	Third Amendment, Consent and Waiver Agreement, dated March 1, 2005, between Noteholders and Spirent Communications plc
4.6*	Stock Purchase Agreement, dated February 9, 2006, between Spirent Communications Inc. and the shareholders of QuadTex Systems Inc.
4.7*	Stock Purchase Agreement, dated January 22, 2006, between Spirent Holdings Limited, Spirent plc and the shareholders of SwissQual Holdings AG
4.8*	Share and Business Sale Agreement, dated December 15, 2005, between Spirent Communications plc, certain of its subsidiaries and Harwich Beta S.àr.l
8.1*	List of subsidiaries of Spirent Communications plc as of June 1, 2006, their jurisdiction of incorporation and the names under which they do business
11.1	Ethics Policy
11.2	Ethics Policy for Senior Financial Officers
12.1*	Certification of Chief Executive Officer of Spirent Communications plc filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2*	Certification of Chief Financial Officer of Spirent Communications plc filed pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1*	Certification of Chief Executive Officer and Chief Financial Officer of Spirent Communications plc furnished pursuant to 18 United States Code §1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
15.1	Consent of Ernst & Young LLP (included on page F-2)
15.2	Consent of Allrevision Dornhof Kloss und Partner GmbH (included on page F-125)
15.3	Consent of Ernst & Young ShinNihon (included on page F-135)

SPIRENT COMMUNICATIONS plc
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:
The Board of Directors
Spirent Communications plc

        We have audited the accompanying consolidated balance sheets of Spirent Communications plc (formerly Spirent plc) at December 31, 2005, 2004 and 2003, and the consolidated income statement, consolidated statement of recognized income and expense, consolidated cash flow statement and consolidated statement of movements in shareholders' funds for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of WAGO-Kontakttechnik GmbH and WAGO Contact SA ("WAGO"), in which the Company had 51% interests and included within the consolidated profit before taxation for the year ended December 31, 2003, are combined profits before tax of WAGO of £2.7 million. Those financial statements, presented in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts utilized by the Company's management (before conversion to International Financial Reporting Standards as adopted by the European Union) so as to include WAGO in the consolidated financial statements of Spirent Communications plc, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's conversion of the financial statements of WAGO to International Financial Reporting Standards as adopted by the European Union) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spirent Communications plc at December 31, 2005, 2004 and 2003, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see Note 39 of Notes to the Consolidated Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 of Notes to the Consolidated Financial Statements, the Company changed its method of accounting for financial instruments in 2005.

                                                                                        ERNST & YOUNG LLP
London, England
February 23, 2006, except for
Note 39—Differences between International Financial Reporting Standards and
United States Generally Accepted Accounting Principles,
as to which the date is June 29, 2006

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-98607 and No. 333-127832) pertaining to the Spirent Communications plc employee benefit plans listed on the facing sheet thereof of our report dated February 23, 2006, except for Note 39—Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles, as to which the date is June 29, 2006, with respect to the consolidated financial statements and schedule of Spirent Communications plc included in the Annual Report (Form 20-F) for the year ended December 31, 2005.

ERNST & YOUNG LLP
London, England June 29, 2006

SPIRENT COMMUNICATIONS plc

CONSOLIDATED INCOME STATEMENT

		Year ended December 31
	Notes	2005	2004	2003
		(£ millions, except per share amounts)
Continuing operations
Revenue	3,4	259.3	287.2	291.8
Cost of sales		(153.1)	(165.2)	(174.3)

Gross profit		106.2	122.0	117.5
Selling and distribution		(70.9)	(73.0)	(70.0)
Administration		(74.3)	(34.0)	(36.9)
Other operating income		—	0.2	0.7

Operating (loss)/profit	4	(39.0)	15.2	11.3
(Loss)/profit from interests in joint ventures	17	—	(0.7)	1.4

Operating (loss)/profit of the Group and joint venture		(39.0)	14.5	12.7
Profit on the disposal of operations	35	3.9	4.0	8.6

(Loss)/profit before interest		(35.1)	18.5	21.3
Finance income	8	1.5	1.4	2.9
Finance costs	9	(8.1)	(8.2)	(12.7)
Costs associated with the part prepayment of loan notes	9	—	(0.5)	(16.1)

(Loss)/profit before tax	4,5	(41.7)	11.2	(4.6)
Tax	11	4.0	(2.0)	4.2

(Loss)/profit for the year from continuing operations after tax		(37.7)	9.2	(0.4)
Discontinued operations
Profit for the year from discontinued operations	6	13.2	17.3	14.2

(Loss)/profit for the year		(24.5)	26.5	13.8

Attributable to:
Equity holders of parent		(24.9)	26.2	13.6
Minority shareholders' interests—discontinued operations		0.4	0.3	0.2

(Loss)/profit for the year		(24.5)	26.5	13.8

(Loss)/earnings per share (pence)	12
Basic (loss)/earnings		(2.62)	2.79	1.46
Basic (loss)/earnings from continuing operations		(3.97)	0.98	(0.04)
Diluted (loss)/earnings		(2.62)	2.74	1.44
Diluted (loss)/earnings from continuing operations		(3.97)	0.96	(0.04)

(1)
A summary of the significant adjustments to (loss)/profit attributable to equity holders of parent that would be required if United States generally accepted accounting principles were applied instead of International Financial Reporting Standards as adopted by the European Union is set forth in Note 39 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT COMMUNICATIONS plc

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

		Year ended December 31
	Notes	2005	2004	2003
		(£ millions)
Income and expense recognized directly in equity
Gains on cash flow hedges taken to equity		1.9	—	—
Exchange differences on retranslation of foreign operations		4.1	(1.5)	5.5
Actuarial (losses)/gains on defined benefit pension plans	10	(16.1)	3.0	0.3

		(10.1)	1.5	5.8
Transfers to income statement
Exchange gain transferred to profit on sale		—	—	(2.4)
Gains on cash flow hedges		(0.5)	—	—
Transfers to balance sheet
(Write off)/reinstatement of deferred tax asset on pension liability		(11.1)	—	12.6
Tax on exchange differences		—	—	(0.2)
Tax on actuarial gains/(losses)		—	(0.9)	(0.1)

Net (expense)/income recognized directly in equity		(21.7)	0.6	15.7
(Loss)/profit for the year		(24.5)	26.5	13.8

Total recognized income and expense for the year		(46.2)	27.1	29.5

Attributable to:
Equity holders of parent		(46.8)	26.9	29.4
Minority shareholders' interests—discontinued operations		0.6	0.2	0.1

		(46.2)	27.1	29.5

Effects of changes in accounting policy:
Equity holders of parent
Net gain on cash flow hedges on first-time application of IAS 39		0.5	—	—
Net loss on fair value hedges on first-time application of IAS 39		(1.0)	—	—
Loan notes at fair value on first-time application of IAS 39		0.4	—	—

		(0.1)	—	—

The statement of comprehensive income/(loss) that would be required if United States generally accepted accounting principles were applied instead of International Financial Reporting Standards as adopted by the European Union is set forth in Note 39 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT COMMUNICATIONS plc

CONSOLIDATED BALANCE SHEET

		At December 31
	Notes	2005	2004	2003
		(£ millions)
Assets
Non-current assets
Goodwill	13	71.5	106.5	110.9
Property, plant and equipment	14	30.1	86.3	90.2
Investment in joint venture and associates	17	—	14.3	13.4
Trade and other receivables	19	1.7	1.5	1.7
Deferred tax	23	1.0	11.1	13.0

		104.3	219.7	229.2

Current assets
Inventories	18	27.0	54.0	55.0
Trade and other receivables	19	56.3	88.4	85.2
Derivative financial instruments	29	2.6	—	—
Cash and cash equivalents	20	49.2	51.7	37.6

		135.1	194.1	177.8

Assets held in disposal group held for sale	6	164.1	—	—

Total assets		403.5	413.8	407.0

Liabilities
Current liabilities
Trade and other payables	21	(62.9)	(90.8)	(87.6)
Current tax		(24.7)	(26.2)	(24.7)
Derivative financial instruments	29	(0.7)	—	—
Short-term borrowings and overdrafts	22	(3.9)	(1.8)	(1.8)
Provisions and other liabilities	25	(4.1)	(4.2)	(4.6)

		(96.3)	(123.0)	(118.7)

Non-current liabilities
Trade and other payables	24	(0.7)	(3.9)	(2.3)
Derivative financial instruments	29	(2.0)	—	—
Long-term borrowings	26	(71.2)	(76.3)	(93.3)
Defined benefit pension plan deficit	10	(51.5)	(38.1)	(48.2)
Deferred tax	23	(0.8)	(2.5)	(2.9)
Provisions and other liabilities	25	(10.1)	(9.6)	(13.3)

		(136.3)	(130.4)	(160.0)

Liabilities included in disposal group held for sale	6	(48.7)	—	—

Total liabilities		(281.3)	(253.4)	(278.7)

Net assets		122.2	160.4	128.3

Capital and reserves
Share capital		32.2	31.9	31.5
Share premium account		4.4	1.3	697.5
Capital reserve		10.2	10.9	17.7
Capital redemption reserve		—	—	0.7
Translation reserve		5.5	1.6	3.0
Net unrealized gains and losses		1.9	—	—
Retained earnings		66.1	113.4	(624.3)

Equity holders of parent		120.3	159.1	126.1
Minority interests		1.9	1.3	2.2

Total equity		122.2	160.4	128.3

(1)
A summary of the significant adjustments to capital and reserves attributable to equity holders of parent that would be required if United States generally accepted accounting principles were applied instead of International Financial Reporting Standards as adopted by the European Union is set forth in Note 39 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT COMMUNICATIONS plc

CONSOLIDATED CASH FLOW STATEMENT

		Year to December 31
	Notes	2005	2004	2003
		(£ millions)
Cash flows from operating activities
Cash generated from operations	33	34.0	60.3	68.2
Tax (paid)/received		(4.6)	(3.1)	8.9

Net cash from operating activities		29.4	57.2	77.1

Cash flows from investing activities
Dividends received from associates		0.2	0.1	0.1
Interest received		1.4	1.6	3.6
Disposal of operations	35	2.4	2.5	62.0
Purchase of property, plant and equipment	14	(30.5)	(25.3)	(16.7)
Proceeds from the sale of property, plant and equipment		0.6	0.5	0.9
Acquisition of subsidiaries	34	—	(1.1)	(1.1)
Contribution to joint venture		—	(0.2)	(0.5)

Net cash (used in)/from investing activities		(25.9)	(21.9)	48.3

Cash flows from financing activities
Interest paid		(7.4)	(8.4)	(12.6)
Interest element of finance lease rental payments		(0.5)	(0.4)	(0.5)
Costs associated with the part prepayment of loan notes		—	(2.3)	(13.7)
Proceeds from the issue of share capital		2.7	1.5	0.7
New borrowings		—	—	9.4
Repayments of borrowings		(0.2)	(10.2)	(152.9)
Repayments of capital element of finance lease rentals		(1.4)	(0.8)	(0.8)

Net cash used in financing activities		(6.8)	(20.6)	(170.4)

Net (decrease)/increase in cash and cash equivalents		(3.3)	14.7	(45.0)
Cash and cash equivalents at the beginning of year		51.0	36.9	83.0
Effect of foreign exchange rate changes		1.1	(0.6)	(1.1)

Cash and cash equivalents at the end of the year		48.8	51.0	36.9

Cash and cash equivalents comprise:
Cash and cash equivalents	20	49.2	51.7	37.6
Overdrafts	22	(0.4)	(0.7)	(0.7)

		48.8	51.0	36.9

(1)
The significant differences between the cash flow statement presented above and that required under United States accounting principles are described in Note 39 of Notes to the Financial Statements.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT COMMUNICATIONS plc

CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS

Share Capital

	Ordinary shares of 3 1/3 pence each
	Authorized		Issued and fully paid
	(Number in millions)	(£ millions)	(Number in millions)	(£ millions)
At January 1, 2003	1,250.0	41.7	939.4	31.3
Share options exercised	—	—	4.6	0.2

At December 31, 2003	1,250.0	41.7	944.0	31.5
Issued pursuant to acquisition of Caw Networks Inc.(1)	—	—	4.3	0.1
Share options exercised	—	—	7.9	0.3

At December 31, 2004	1,250.0	41.7	956.2	31.9
Share options exercised	—	—	9.6	0.3

At December 31, 2005	1,250.0	41.7	965.8	32.2

(1)
4,352,742 shares were issued, credited as fully paid, on March 31, 2004 relating to the deferred consideration pursuant to the acquisition agreement of Caw Networks Inc.

(2)
At the Annual General Meeting held on May 4, 2005, shareholders gave authority for the Company to purchase up to 48 million of its own Ordinary shares in the market subject to certain specified conditions.

The Notes to the Financial Statements form part of these Financial Statements.

Share Capital and Reserves

	Share capital	Share premium account	Capital reserve	Capital redemption reserve	Translation reserve	Net unrealized gains and (losses)	Investment in own shares	Retained earnings/ (loss)	Minority interests	Total equity
	(£ millions)
At January 1, 2003 as originally stated	31.3	696.1	17.6	0.7	—	—	(2.1)	(648.5)	2.1	97.2
Changes in accounting policy relating to first-time application of IFRS	—	—	—	—	—	—	2.1	(4.9)	—	(2.8)

At January 1, 2003 as restated note 37(2)(3)	31.3	696.1	17.6	0.7	—	—	—	(653.4)	2.1	94.4

Total recognized income and expense for the year	—	—	(1.2)	—	3.0	—	—	27.6	0.1	29.5
Share-based payment	—	—	—	—	—	—	—	0.4	—	0.4
New shares issued	0.2	1.4	(0.9)	—	—	—	—	—	—	0.7
Obligation to issue share capital
Caw Networks Inc.	—	—	2.7	—	—	—	—	—	—	2.7
Other movements	—	—	(0.5)	—	—	—	—	1.1	—	0.6

At December 31, 2003(2)(3)	31.5	697.5	17.7	0.7	3.0	—	—	(624.3)	2.2	128.3

Total recognized income and expense for the year	—	—	(1.2)	—	(1.4)	—	—	29.5	0.2	27.1
Share-based payment	—	—	—	—	—	—	—	4.8	—	4.8
New shares issued	0.3	3.3	(2.1)	—	—	—	—	—	—	1.5
New shares issued—Caw Networks Inc.(1)	0.1	3.2	(2.7)	—	—	—	—	—	—	0.6
Cancellation of share premium and capital redemption reserve(4)	—	(702.7)	—	(0.7)	—	—	—	703.4	—	—
Minority acquired	—	—	—	—	—	—	—	—	(1.1)	(1.1)
Other movements	—	—	(0.8)	—	—	—	—	—	—	(0.8)

At December 31, 2004(2)(3)	31.9	1.3	10.9	—	1.6	—	—	113.4	1.3	160.4

Changes in accounting policy relating to first-time application of IAS 39 'Financial Instruments: Recognition and Measurement' note 37	—	—	—	—	—	0.5	—	(0.6)	—	(0.1)

At January 1, 2005 as restated(2)(3)	31.9	1.3	10.9	—	1.6	0.5	—	112.8	1.3	160.3

Total recognized income and expense for the year	—	—	—	—	3.9	1.4	—	(52.1)	0.6	(46.2)
Share-based payment	—	—	—	—	—	—	—	5.4	—	5.4
New shares issued	0.3	3.1	(0.7)	—	—	—	—	—	—	2.7

At December 31, 2005(2)(3)	32.2	4.4	10.2	—	5.5	1.9	—	66.1	1.9	122.2

(1)
A reconciliation of the opening and closing balance on each reserve is shown in the Reconciliation of movements in equity. The nature and purpose of each reserve within equity is as follows:

i)
Share premium account: this reserve records the consideration premium for shares issued at a value that exceeds their nominal value;

ii)
Capital reserve: this reserve arises in relation to share option plans in acquired companies;

iii)
Capital redemption reserve: this reserve has been eliminated as described below;

iv)
Translation reserve: this reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the net investments hedged in these subsidiaries;

  v)
  Net unrealized gains and losses: this reserve records movements in fair value of forward currency contracts; and

  vi)
  The share premium account, capital reserve, capital redemption reserve and merger reserve are not distributable.

(2)
The Company's profit and loss account at December 31, 2005 of £62.2 million surplus (2004 £114.0 million surplus; 2003 £583.5 million deficit) includes non distributable reserves of £51.1 million (2004 £51.1 million; 2003 £51.1 million) and a special non-distributable reserve of £11.1 million (2004 £61.6 million and 2003 nil).

(3)
At 31 December 2005, an amount of £2.6 million (2004 £2.6 million; 2003 £2.6 million) is deducted from retained earnings in relation to the cost of investment in own shares. The investment in own shares relates to 3.2 million Ordinary shares (2004 and 2003 3.5 million) held by the Spirent Sharesave Trust ("SST") and 9.4 million Ordinary shares (2004 and 2003 9.5 million) held by the Spirent Employee Share Ownership Trust ("ESOT"). Shares held by the SST will be used to satisfy options under the Company's Savings Related Share Option Schemes. Shares held in the ESOT are primarily held to hedge awards under various discretionary employee share schemes. The market value of own shares held in trust at 31 December 2005 was £6.2 million (2004 £9.6 million; 2003 £7.6 million).

(4)
On 24 November 2004, Spirent Communications plc was granted an order of the High Court for the approval of the cancellation of the share premium account and capital redemption reserve ("the Cancellation") which stood at that date at £702.7 million and £0.7 million, respectively. The Cancellation created a reserve in the financial statements of the Company which was applied to eliminate the deficit in distributable reserves. The balance of this reserve created after the deficit in distributable reserves had been eliminated was transferred to a special non-distributable reserve. The special non-distributable reserve at 31 December 2005 is £11.1 million (2004 £61.6 million; 2003 nil) and will be increased in future years to the extent that the Company subsequently realizes any value from its assets in excess of the value at which those assets were recorded in the Company's financial statements at the time of the Cancellation.

The
special non-distributable reserve will have a maximum value equal to the aggregate of the share premium account and capital redemption reserve at the time of the Cancellation, being £703.4 million. The special non-distributable reserve will be used to eliminate deficits arising in future years and is only capable of being distributed to the shareholders of the Company once all the creditors of the Company, which existed at the date of the Cancellation, have consented to the Cancellation or have been satisfied in full or on transferring to a blocked trust account a sum equal to the aggregate amount due to any creditors of Spirent Communications plc who were creditors on 24 November 2004 and who remain creditors on the date of release of the special non-distributable reserve.

The Notes to the Financial Statements form part of these Financial Statements.

SPIRENT COMMUNICATIONS plc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

        The Group's consolidated financial statements for the year ended December 31, 2005 were authorised for issue by the Board of directors on February 23, 2006. Spirent Communications plc is a public limited company incorporated and domiciled in England and Wales. The Company's Ordinary shares are traded on the London Stock Exchange and, in the form of American Depositary Shares, on the New York Stock Exchange.

        As required by the European Union's IAS Regulation and the Companies Act 1985, the Group has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board ("IASB"). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to "IFRS" hereafter should be construed as references to IFRS as adopted by the EU. The significant accounting policies adopted by the Group are set out in note 2.

2. Summary of Significant Accounting Policies

Basis of Preparation

        This is the first year in which the Group has prepared its financial statements under IFRS and the comparatives have been restated from UK Generally Accepted Accounting Practice ("UK GAAP") to comply with IFRS. The reconciliations to IFRS from the previously published UK GAAP financial statements are summarised in note 37.

        The accounting policies which follow set out those policies which apply in preparing the financial statements for the year ended December 31, 2005. Where the Group has applied different policies for part of the period since its transition to IFRS on January 1, 2003, this is explained in note 37.

Basis of Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31 each year. The financial statements of subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies.

        Results of subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. All intra Group transactions, balances, income and expenses are eliminated on consolidation.

Interests in Associates and Joint Venture

        The consolidated financial statements include the Group's share of profits or losses of associates and joint ventures.

        Associates are those in which the Group is in a position to exercise significant influence, but not control or joint control, through participation in the operating policy decisions of the investee. Results are based on management accounts to December 31 each year. The investment in associates is accounted for using the equity method and carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate, less any impairment in value.

        Jointly controlled entities in which the Group enters into a contractual arrangement to undertake an economic activity with another party or parties that is subject to joint control are treated as joint ventures. The investment in joint ventures is accounted for using the equity method. Results are based on management accounts to December 31 each year.

Goodwill

        Goodwill arising on the acquisition of subsidiaries, representing the excess of cost over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired, is capitalised as an intangible asset. Goodwill is carried at cost less any accumulated impairment losses.

        Goodwill in each cash-generating unit is tested annually for impairment and more frequently if there is any indication that the current asset value is not recoverable.

        For the purpose of impairment testing, goodwill is allocated to the related cash-generating units monitored by management, usually at business segment level or statutory company level as the case may be. Where the recoverable amount of the cash-generating unit is less than its carrying amount, including goodwill, an impairment loss is recognized in the income statement.

        The carrying amount of goodwill allocated to a cash-generating unit, an operation within a cash-generating unit, an associate or jointly controlled entity is included in the profit or loss on its disposal.

Intangible Assets

        Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Separately identifiable intangible assets such as patent fees, licence fees and trade marks are capitalised on the balance sheet only when the value can be measured reliably or the intangible asset is purchased as part of the acquisition of a business. Such intangible assets are amortized over their useful economic lives on a straight line basis. The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Research and Development Costs

        Intangible assets arising on the Group's various product development projects are recognized only if all of the following conditions are met:

  i)
  an asset is created that can be separately identified (such as software or a new process);

  ii)
  it is probable that the asset created will generate future economic benefits;

  iii)
  the development cost can be measured reliably;

  iv)
  it is intended that the asset is completed and used; and

  v)
  there is adequate financial, technical and other resources to complete, use or sell the asset.

        Product development costs are expensed as incurred until the technological feasibility of the product under development has been established. Technological feasibility in Spirent's circumstances occurs when a working model is completed. For software development technological feasibility is not established until the process of developing the software is complete. After technological feasibility is established, additional costs are capitalised and amortized on a straight line basis over the estimated useful life.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment. Depreciation is not provided on freehold land. Depreciation is provided to write off the cost, less estimated residual value, of all other assets over their estimated useful lives on a straight line basis at rates which take into account commercial conditions at their location. Usual asset lives are as follows:

Freehold buildings	50 years
Properties held under finance leases	Over the lease period
Plant and machinery	3 to 8 years
Fixtures, fittings and equipment
Building installations	20 years or lease period if less
Fittings and equipment	3 to 8 years
Motor vehicles	3 to 5 years
Business systems software	4 years

        The carrying values of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

Impairment of assets

        The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognized in the income statement of those expense categories consistent with the function of the impaired asset.

        An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Leases

        Finance leases, which transfer substantially all the risks and rewards of ownership of the assets concerned, are capitalised on the balance sheet at the lower of fair value of the leased property and net present value of the minimum lease payments at the inception of the lease. The corresponding liabilities are recorded as long term or current liabilities depending on the period when they are due. The interest elements of the rental obligations are charged to the income statement over the periods of the leases as a finance cost. Lease payments are apportioned between the finance cost and the reduction in the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Capitalized leased assets are depreciated over their useful life as above.

        Operating leases are leases where the lessor retains substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the income statement on a straight line basis over the period of the lease.

Inventories

        Inventories are stated at the lower of cost and estimated net realisable value. Cost includes all costs in bringing each product to its present location and condition, being the full manufacturing cost on a first-in-first-out basis, including all attributable overheads based on a normal level of activity and excluding borrowing costs. Net realisable value represents selling price less further costs to be incurred to completion and on sale.

Trade and Other Receivables

        Trade receivables, which generally have 30 to 90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Cash and Cash Equivalents

        Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

        For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

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

Revenue Recognition

Goods and Services

        Revenue is recognized when it is probable that economic benefits will flow to the Group, the revenue can be reliably measured and when the Group has transferred to the buyer the significant risks and rewards of ownership. In addition, revenue is only recognized when collectibility is probable.

        For the sale of services, revenue is recognized in accounting periods in which the service is rendered. Revenue from maintenance contracts is recognized over the period of performance.

        Revenue from product sales of hardware and software is recognized at the time of delivery and acceptance and when there are no significant vendor obligations remaining. It is not until acceptance has occurred that the risks and rewards of ownership are transferred to the buyer. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer.

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

Foreign Currencies

        The consolidated financial statements are presented in pounds sterling, which is the Group's functional and presentation currency. The Group determines the functional currency of its foreign operations and items included in the financial statements are measured using that functional currency.

        Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are measured in terms of historical costs using the exchange rate at the date of the initial transactions.

        The functional currencies of the Group's operations are principally US dollar, sterling or euro.

        On consolidation the assets and liabilities of the Group's foreign operations are translated into the Group's presentation currency at exchange rates prevailing at the balance sheet date. The results of foreign operations are translated into sterling using average rates.

        Equity investments in foreign operations include long term intra group loans, the settlement of which is neither planned nor likely to occur in the foreseeable future. Exchange differences arising from the retranslation of opening net assets of foreign investments and exchange adjustments arising from the translation of the results of foreign operations, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized as part of the profit or loss on disposal should an operation be disposed of. The Group has elected to apply the exemption in IFRS 1 'First Time Adoption of International Financial Reporting Standards' which allows the cumulative translation differences for all foreign operations to be deemed to be zero at the date of transition to

IFRS. The gain or loss on the subsequent disposal of any foreign operation therefore excludes translation differences that arose before the date of transition.

        Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at closing rates of exchange. As permitted by IFRS 1 the Group has elected to treat goodwill and fair value adjustments arising on acquisitions prior to the date of transition to IFRS and treated as an asset of the parent, as sterling denominated.

        All other exchange profits and losses are taken to the income statement, with the exception of differences on foreign currency borrowings that provide an effective hedge against the Group's equity investments in foreign operations, which are taken to equity together with the exchange differences on the carrying amount of the related investments.

        Key exchange rates used are as follows:

	Average Rates Year ended December 31			Year-end Rates December 31
	2005	2004	2003	2005	2004	2003
US dollar	1.82	1.83	1.64	1.72	1.92	1.78
Euro	1.46	1.47	1.45	1.46	1.41	1.42

Financial Instruments

        Financial assets and liabilities are recognized on the Group's balance sheet when it becomes a party to the contractual provisions of the instrument.

Interest-Bearing Loans and Borrowings

        Loans and overdrafts are initially recognized at fair value of the consideration received, net of issue costs. Issue costs are amortized over the expected life of the instrument.

        After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issue costs and any discount or premium on settlement.

        From January 1, 2005, hedge accounting is adopted where derivatives such as 'fixed to floating' interest rate swaps are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in the fair value attributable to the interest rate risk being hedged.

Equity Instruments

        Equity instruments are recorded at the proceeds received, net of direct issue costs.

Derivative Financial Instruments

        The Group uses derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. The Group's policy is not to undertake any trading activity in financial instruments. Such derivative financial instruments are stated at fair value with effect from January 1, 2005.

        From January 1, 2005, such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

        For those derivatives designated as hedges and for which hedge accounting is desired, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective.

        Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast receipts and payments in foreign currencies. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Interest rate swaps are used to hedge the Group's exposure to movements in interest rates. The fair value of interest rate swaps is determined by reference to market rates for similar instruments.

        For the purpose of hedge accounting, hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to the variability in cash flows that is due to the risk associated with a recognized asset or liability or a forecast transaction. The Group discontinues hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

        In relation to these fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument is recognized in the income statement and any gain or loss on the item that is being hedged is adjusted against its carrying amount and recognized in the income statement.

        In relation to cash flow hedges (forward foreign exchange contracts) to hedge firm commitments or highly probable forecast transactions and which meet the conditions for hedge accounting, the proportion of the gain or loss on the remeasurement of the fair value of the hedging instrument that is deemed to be effective is recognized in equity and the ineffective portion is recognized in the income statement.

        When the firm commitment or highly probable forecast transaction results in the recognition of an asset or liability, the associated gains and losses that have previously been recognized in equity are included in the initial measurement of the carrying amount of the asset or liability at the time the asset or liability is recognized.

        For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken to the income statement.

        Gains or losses arising on hedging instruments, which are cancelled due to termination of the underlying exposure, are taken to the income statement immediately.

        Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts.

2. Summary of Significant Accounting Policies (Continued)

Pension Contributions

        In the UK, the Group operates two defined benefit pension schemes for the benefit of employees. These schemes require contributions to be made to separately administered funds, based on triennial actuarial valuations. Other schemes are defined contribution in nature.

        The cost of providing benefits under the defined benefit pension schemes is determined separately for each scheme using the projected unit credit method, which attributes entitlement to benefits to the current period (to determine current service cost) and to the current and prior periods (to determine the present value of defined benefit obligation) and is based on actuarial advice. Past service costs are recognized in the income statement on a straight line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs the obligation and related scheme assets are remeasured using current actuarial assumptions and the resultant gain or loss recognized in the income statement during the period in which the settlement or curtailment occurs.

        The interest element of the defined benefit cost represents the change in present value of scheme obligations resulting from the passage of time and is determined by applying the discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the year. The expected return on scheme assets is based on an assessment made at the beginning of the year of long term market returns on scheme assets, adjusted for the effect on the fair value of scheme assets of contributions received and benefits paid during the year. The difference between the expected return on scheme assets and the interest cost is recognized in the income statement.

        Actuarial gains and losses are recognized in full in the statement of recognized income and expense in the period in which they occur.

        The defined benefit pension asset or liability in the balance sheet comprises the total for each scheme of the present value of the defined benefit obligation (using a discount rate based on high quality corporate bonds), less any past service cost not yet recognized and less the fair value of scheme assets out of which the obligations are to be settled directly. Fair value is based on market price information and, in the case of quoted securities, is the published bid price. The value of a net pension benefit asset is restricted to the sum of any unrecognized past service costs and the present value of any amount the Group expects to recover by way of refunds from the scheme or reductions in the future contributions.

        Contributions payable to the defined contribution schemes are charged to the income statement in the year for which they are due.

Employee Benefits

        When an employee has rendered services to the Group during an accounting period, short-term benefits expected to be paid in exchange for those services are recognized in the same accounting period.

Share-Based Payment

        Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

        The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

        The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date, until the vesting date, reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of the directors of the Company at that date and based on the best available estimates.

        No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

        Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

        Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

        The dilutive effect of outstanding options is reflected in the computation of diluted earnings per share.

        The Group has an employee share trust for the granting of certain options to employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

        The Group has taken advantage of the transitional provisions of IFRS 1 in respect of equity-settled awards and has applied IFRS 2 'Share-based Payment' only to equity-settled awards granted after November 7, 2002 which were unvested at January 1, 2005.

Tax

        Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

        Deferred income tax is recognized on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

  •
  where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

  •
  in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

  •
  deferred income tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.

        Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the related asset is realized or liability is settled, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

        Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognized in the income statement.

Shipping and Handling Costs

        Shipping and handling costs are included within selling and distribution costs.

Advertising Costs

        Advertising costs are expensed as incurred.

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

New Standards and Interpretations not Applied

        During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

Effective date
International Accounting Standards ("IAS/IFRS")
IFRS 1	Amendment relating to IFRS 6	January 1, 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4—Financial Guarantee Contracts)	January 1, 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	January 1, 2006
IFRS 6	Amendment relating to IFRS 6	January 1, 2006
IFRS 7	Financial Instruments: Disclosures	January 1, 2007
IAS 1	Amendment—Presentation of Financial Statements: Capital Disclosures	January 1, 2007
IAS 21	Amendment to IAS 21—The effects of change in foreign exchange rates: Net Investment in a Foreign Operation	January 1, 2006
IAS 39	Fair Value Option	January 1, 2006
IAS 39	Amendments to IAS 39—Transition and Initial Recognition of Financial Assets and Financial Liabilities (Day 1 profits)	January 1, 2006
IAS 39	Cash Flow Hedge Accounting	January 1, 2006
IAS 39	Amendment to IAS 39 and IFRS 4—Financial Guarantee Contracts	January 1, 2006
International Financial Reporting Interpretations Committee ("IFRIC")
IFRIC 4	Determining whether an arrangement contains a lease	January 1, 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment	December 1, 2005
IFRIC 7	Applying the Restatement Approach under IAS 39 Financial Reporting in Hyperinflationary Economies	March 1, 2006

        The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

        Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically, the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

3. Revenue

	Year ended December 31
	2005	2004	2003
		(£ millions)
Sales of goods	228.8	250.9	251.8
Maintenance and support services	30.5	36.3	40.0

Total revenue from continuing operations	259.3	287.2	291.8

        Revenues for discontinued operations principally relate to sale of goods.

Major Customers

        There were no customers which individually exceeded 10% of total revenue in any of the three years in the period ended December 31, 2005.

4. Segmental Analysis

        The Group's primary reporting format is business segments and its secondary format is geographical segments.

Business Segments

        For management purposes, the Group is organized on a worldwide basis into three operating groups: Communications, Network Products and Systems. Communications is further subdivided into two divisions: Performance Analysis and Service Assurance. These four operating segments are the basis on which the Group reports its primary segment information.

        The principal activities of each segment are as follows:

  •
  Performance Analysis division of the Communications group develops testing solutions for a broad range of Communications technologies critical to the development of next-generation network equipment and devices;

  •
  Service Assurance division of the Communications group provides network monitoring and management systems for service providers to assure the quality of their high bandwidth data services. Sales include hardware and software products as well as maintenance and support services;

  •
  Network Products group develops and manufactures innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton; and

  •
  Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets and, until August 2003, an aerospace business that provided ground-based logistics support software systems for the aviation market.

        As described in note 6, the Network Products group and the investment in associated companies ("HellermannTyton Division") has been classified as a discontinued operation.

        Non-segmental costs represent corporate expenses, non-segmental assets comprise cash held for central treasury purposes and other corporate assets and non-segmental liabilities represent senior unsecured loan notes, defined benefit pension fund deficit and other corporate liabilities.

	2005
						Continuing operations	Discontinued operations
	Performance Analysis	Service Assurance	Communications	Systems	Non- segmental	Total	Network Products	Total operations
	(£ millions)
Revenue
External sales	178.8	42.8	221.6	37.7	—	259.3	205.5	464.8
Inter-segment sales	—	0.1	0.1	—	—	0.1	—	0.1

Segment revenue	178.8	42.9	221.7	37.7	—	259.4	205.5	464.9

Inter-segment sales are charged at prevailing market rates.
Profit/(loss)
Operating profit/(loss) before material one-time items, goodwill impairment and share-based payment	22.0	(9.6)	12.4	4.4	(5.3)	11.5	25.3	36.8
Material one-time items	(2.5)	(5.4)	(7.9)	—	(0.5)	(8.4)	(0.4)	(8.8)
Goodwill impairment	—	(37.0)	(37.0)	—	—	(37.0)	—	(37.0)
Share-based payment	(3.6)	(1.2)	(4.8)	(0.1)	(0.2)	(5.1)	(0.5)	(5.6)
Operating (loss)/profit	15.9	(53.2)	(37.3)	4.3	(6.0)	(39.0)	24.4	(14.6)
Share of profit of associates	—	—	—	—	—	—	2.7	2.7

Operating (loss)/profit of the Group and associates	15.9	(53.2)	(37.3)	4.3	(6.0)	(39.0)	27.1	(11.9)
Profit/(loss) on the disposal of operations						3.9	(6.7)	(2.8)
Finance income						1.5	0.1	1.6
Finance costs						(8.1)	(1.2)	(9.3)
(Loss)/profit before tax						(41.7)	19.3	(22.4)
Tax						4.0	(6.1)	(2.1)
(Loss)/profit after tax for the year						(37.7)	13.2	(24.5)
Other information
Product development	42.1	14.0	56.1	2.3	—	58.4	4.4	62.8
Capital expenditure note 14	12.1	1.9	14.0	0.7	0.1	14.8	18.2	33.0
Depreciation note 14	9.0	1.6	10.6	0.5	0.3	11.4	11.2	22.6

Assets
Long-lived assets note 14	23.0	3.2	26.2	1.2	2.7	30.1	70.9	101.0
Other segment assets	116.0	29.2	145.2	12.5	51.6	209.3	77.1	286.4
Investment in associates	—	—	—	—	—	—	16.1	16.1

Total assets	139.0	32.4	171.4	13.7	54.3	239.4	164.1	403.5

Liabilities
Segment liabilities	(41.0)	(12.9)	(53.9)	(4.9)	(177.6)	(236.4)	(44.9)	(281.3)

Net assets	98.0	19.5	117.5	8.8	(123.3)	3.0	119.2	122.2

	2004
						Continuing operations	Discontinued operations
	Performance Analysis	Service Assurance	Communications	Systems	Non- segmental	Total	Network Products	Total operations
	(£ millions)
Revenue
External sales	176.8	74.7	251.5	35.7	—	287.2	187.8	475.0
Inter-segment sales	—	0.1	0.1	—	—	0.1	—	0.1

Segment revenue	176.8	74.8	251.6	35.7	—	287.3	187.8	475.1

Inter-segment sales are charged at prevailing market rates.
Profit/(loss)
Operating profit/(loss) before material one-time items and share-based payment	21.7	2.5	24.2	4.0	(5.3)	22.9	21.3	44.2
Material one-time items	1.3	(1.9)	(0.6)	—	(2.3)	(2.9)	—	(2.9)
Share-based payment	(3.2)	(1.4)	(4.6)	(0.1)	(0.1)	(4.8)	(0.4)	(5.2)
Operating profit/(loss)	19.8	(0.8)	19.0	3.9	(7.7)	15.2	20.9	36.1
Loss from interest in joint venture	—	(0.7)	(0.7)	—	—	(0.7)	—	(0.7)
Share of profit of associates	—	—	—	—	—	—	1.8	1.8

Operating profit/(loss) of the Group, joint venture and associates	19.8	(1.5)	18.3	3.9	(7.7)	14.5	22.7	37.2
Profit on the disposal of operations						4.0	—	4.0
Finance income						1.4	0.2	1.6
Finance costs						(8.2)	(0.9)	(9.1)
Costs associated with the part
prepayment of loan notes						(0.5)	—	(0.5)
Profit before tax						11.2	22.0	33.2
Tax						(2.0)	(4.7)	(6.7)
Profit after tax for the year						9.2	17.3	26.5
Other information
Product development	43.2	17.2	60.4	2.8	—	63.2	4.1	67.3
Capital expenditure note 14	10.0	1.4	11.4	0.6	0.1	12.1	13.5	25.6
Depreciation note 14	11.9	2.0	13.9	0.4	0.5	14.8	10.6	25.4
Impairment of property, plant and equipment note 14	0.6	—	0.6	—	—	0.6	—	0.6

Assets
Long-lived assets	17.9	2.8	20.7	1.0	3.4	25.1	61.2	86.3
Other segment assets	100.3	70.2	170.5	10.8	50.7	232.0	81.2	313.2
Investment in joint venture and associates	—	(0.3)	(0.3)	—	—	(0.3)	14.6	14.3

Total assets	118.2	72.7	190.9	11.8	54.1	256.8	157.0	413.8

Liabilities
Segment liabilities	(44.8)	(11.5)	(56.3)	(4.9)	(149.7)	(210.9)	(42.5)	(253.4)

Net assets	73.4	61.2	134.6	6.9	(95.6)	45.9	114.5	160.4

4. Segmental Analysis (Continued)

	2003
						Continuing operations	Discontinued operations
	Performance Analysis	Service Assurance	Communications	Systems	Non- segmental	Total	Network Products	Total operations
	(£ millions)
Revenue
External sales	148.7	91.7	240.4	51.4	—	291.8	174.4	466.2
Inter-segment sales	—	0.2	0.2	—	—	0.2	—	0.2

Segment revenue	148.7	91.9	240.6	51.4	—	292.0	174.4	466.4

Inter-segment sales are charged at prevailing market rates.
Profit/(loss)
Operating profit/(loss) before material one-time items and share-based payment	5.2	13.4	18.6	6.2	(5.1)	19.7	16.9	36.6
Material one-time items	(5.1)	(0.1)	(5.2)	—	(2.3)	(7.5)	—	(7.5)
Share-based payment	(0.8)	(0.1)	(0.9)	—	—	(0.9)	(0.1)	(1.0)
Operating profit/(loss)	(0.7)	13.2	12.5	6.2	(7.4)	11.3	16.8	28.1
Income from interests in joint ventures	—	(0.2)	(0.2)	—	1.6	1.4	—	1.4
Share of profit of associates	—	—	—	—	—	—	1.1	1.1

Operating profit/(loss) of the Group, joint ventures and associates	(0.7)	13.0	12.3	6.2	(5.8)	12.7	17.9	30.6
Profit on the disposal of operations						8.6	—	8.6
Finance income						2.9	0.2	3.1
Finance costs						(12.7)	(1.0)	(13.7)
Costs associated with the part prepayment of loan notes						(16.1)	—	(16.1)

(Loss)/profit before tax						(4.6)	17.1	12.5
Tax						4.2	(2.9)	1.3

(Loss)/profit after tax for the year						(0.4)	14.2	13.8

Other information
Product development	39.4	18.4	57.8	4.4	—	62.2	3.8	66.0
Capital expenditure note 14	6.1	1.0	7.1	0.5	0.1	7.7	9.3	17.0
Depreciation note 14	12.9	3.0	15.9	0.7	0.9	17.5	11.8	29.3
Impairment of property, plant and equipment note 14	3.2	—	3.2	—	—	3.2	—	3.2

Assets
Long-lived assets	21.7	3.7	25.4	1.0	4.4	30.8	59.4	90.2
Other segment assets	99.7	72.3	172.0	17.0	39.4	228.4	75.0	303.4
Investment in joint venture and associates	—	(0.2)	(0.2)	—	—	(0.2)	13.6	13.4

Total assets	121.4	75.8	197.2	18.0	43.8	259.0	148.0	407.0

Liabilities
Segment liabilities	(40.0)	(10.7)	(50.7)	(11.3)	(177.2)	(239.2)	(39.5)	(278.7)

Net assets	81.4	65.1	146.5	6.7	(133.4)	19.8	108.5	128.3

Geographical segments

        The Group manages its business segments on a global basis and the operations are based in three main geographical areas. The following table presents revenue and other information regarding the Group's geographical segments and is based on the location of the customer and the geographical area in which the assets are located.

	Year ended December 31
	2005	2004	2003
	(£ millions)
Revenue by Market
Continuing operations
Europe	43.0	49.3	39.7
North America*	158.2	182.0	190.2
Asia Pacific, Rest of Americas, Africa	58.1	55.9	61.9

	259.3	287.2	291.8

Discontinued operations
Europe	122.8	118.1	109.9
North America*	42.0	35.0	33.6
Asia Pacific, Rest of Americas, Africa	40.7	34.7	30.9

	205.5	187.8	174.4

	464.8	475.0	466.2

*
North America as referred to above, consists almost entirely of the United States.

  United Kingdom revenue from continuing operations was £11.0 million (2004 £20.9 million; 2003 £15.7 million).

  United Kingdom revenue from discontinued operations was £27.4 million (2004 £28.3 million; 2003 £26.8 million).

        2004 and 2003 comparatives have been restated to reflect the geographic location for the customer where sales are made through distributors and the end customer is known.

	Year ended December 31
	2005	2004	2003
	(£ millions)
Revenue by Source
Continuing operations
Europe	61.2	59.9	52.0
North America*	180.9	209.7	230.0
Asia Pacific, Rest of Americas, Africa	17.2	17.6	9.8

	259.3	287.2	291.8

Discontinued operations
Europe	131.0	125.0	116.2
North America*	40.3	33.7	32.1
Asia Pacific, Rest of Americas, Africa	34.2	29.1	26.1

	205.5	187.8	174.4

	464.8	475.0	466.2

*
North America as referred to above, consists almost entirely of the United States.

  United Kingdom revenue from continuing operations was £50.2 million (2004 £46.5 million; 2003 £40.4 million). Exports from the United Kingdom were £39.3 million (2004 £25.8 million; 2003 £25.2 million), representing 15.2% of total revenue from continuing operations (2004 9.0%; 2003 8.6%).

  United Kingdom revenue from discontinued operations was £35.8 million (2004 £36.1 million; 2003 £34.7 million). Exports from the United Kingdom were £8.6 million (2004 £8.2 million; 2003 £8.4 million), representing 4.2% of total revenue from discontinued operations (2004 4.3%; 2003 4.8%).

	At December 31
	2005	2004	2003
	(£ millions)
Long-lived Assets
Continuing operations
Europe	6.2	6.3	7.3
North America*	23.2	18.3	23.5
Asia Pacific, Rest of Americas, Africa	0.7	0.5	—

	30.1	25.1	30.8

Discontinued operations
Europe	42.0	37.9	36.3
North America*	17.4	15.0	14.9
Asia Pacific, Rest of Americas, Africa	11.5	8.3	8.2

	70.9	61.2	59.4

	101.0	86.3	90.2

*
North America as referred to above consists almost entirely of the United States.

  United Kingdom long-lived assets from continuing operations were £4.5 million (2004 £4.5 million; 2003 £5.5 million).

  United Kingdom long-lived assets from discontinued operations were £14.3 million (2004 £13.9 million; 2003 £13.4 million).

5. (Loss)/Profit Before Tax

        The following items have been included in arriving at (loss)/profit before tax and are disclosed for continuing and discontinued operations:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Employee benefit costs note 10	176.7	188.4	179.2
Goodwill impairment	37.0	—	—
Material one time items	8.8	2.9	7.5
Costs of inventories recognized as an expense	133.9	129.7	139.2
Write-down of inventories to net realizable value	2.8	0.4	0.1
Depreciation of property, plant and equipment note 14
Owned assets	22.3	25.2	29.0
Under finance leases	0.3	0.2	0.3
Loss/(profit) on disposal of property, plant and equipment	—	0.4	(0.1)
Operating leases
Minimum lease payments	8.5	11.6	11.7
Sublease income	1.4	1.1	0.5
Advertising costs	5.8	5.3	6.0
Product development costs	62.8	67.3	66.0
Net foreign exchange credit	(0.1)	(0.3)	(0.5)

Services provided to all of the operations of the Group by the auditor, Ernst & Young LLP, and its associates
Audit services
Statutory audit	1.0	1.4	1.2

Non-audit services
Further assurance services	0.5	0.2	0.1
Tax services	0.3	0.4	0.6

	0.8	0.6	0.7

	1.8	2.0	1.9

        Fees for further assurance services principally comprise amounts in respect of SEC Compliance, the IFRS conversion project, the disposal of the HellermannTyton Division and other advice.

        For 2005 Ernst and Young LLP were not the auditors of the Group's pension schemes. In 2004 Ernst and Young LLP received fees of £15,740 for the audit of the Group's pension schemes. A description of the work of the Audit Committee is set out in the Directors' statement on corporate governance and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

6. Discontinued Operations

        On September 19, 2005, Spirent Communications plc announced that it had commenced a formal process that was expected to result in the disposal of all of the HellermannTyton Division. This decision was consistent with the stated strategy of focusing on growing the Communications group. This process has progressed and on December 15, 2005 the Board accepted a formal offer from funds controlled by Doughty Hanson & Co Limited for this division for £288.9 million at a cash free/debt free equivalent value. This transaction was subject to shareholder approval at an Extraordinary General Meeting held on January 24, 2006 on which date the disposal was approved. The disposal was completed on February 15, 2006. At December 31, 2005 the HellermannTyton Division was classified as a disposal group and was held for sale.

        The results for discontinued operations are presented below:

	At December 31
	2005	2004	2003
	(£ millions)
Revenue	205.5	187.8	174.4
Cost of sales	(120.7)	(109.7)	(105.5)

Gross profit	84.8	78.1	68.9
Expenses	(60.4)	(57.2)	(52.1)

Operating profit	24.4	20.9	16.8
Share of profit of associates note 17	2.7	1.8	1.1
Expenses incurred in relation to the disposal note 35	(6.7)	—	—
Finance income note 8	0.1	0.2	0.2
Finance costs note 9	(1.2)	(0.9)	(1.0)

Profit before tax from discontinued operations	19.3	22.0	17.1
Tax note 11	(6.1)	(4.7)	(2.9)

Profit for the year from discontinued operations	13.2	17.3	14.2

        Expenses include £0.4 million (2004 and 2003 nil) in respect of material one-time items for restructuring.

        The major classes of assets and liabilities of the discontinued operations measured at the lower of carrying amount and fair value less costs to sell are as follows:

	At December 31
	2005	2004	2003
	(£ millions)
Assets
Goodwill note 13	5.5	—	—
Property, plant and equipment note 14	70.9	—	—
Investment in associates note 17	16.1	—	—
Inventories	33.7	—	—
Trade and other receivables	37.9	—	—

Assets held in disposal group held for sale	164.1	—	—

Liabilities
Trade and other payables	(35.2)	—	—
Current tax	(1.9)	—	—
Short term borrowings—finance lease obligations	(0.9)	—	—
Long term borrowings—finance lease obligations £8.1 million, other loans £0.7 million	(8.8)	—	—
Deferred tax	(1.9)	—	—

Liabilities included in disposal group held for sale	(48.7)	—	—

Net assets attributable to discontinued operations	115.4	—	—

        The net cash flows after tax of the Network Products group are as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Operating	31.2	26.2	28.5
Investing	(15.1)	(13.6)	(8.0)
Financing	(2.4)	(1.7)	(2.0)

Net cash inflow	13.7	10.9	18.5

7. Material One-Time Items

	Year ended December 31
	2005	2004	2003
	(£ millions)
Finance renegotiation costs	—	—	2.3
Inventory provisions	1.4	—	—
Restructuring costs (including impairment of property, plant and equipment and lease provisions)	6.9	1.6	5.2
Exit from joint venture	0.1	1.3	—

	8.4	2.9	7.5

        The Group defines material one-time items as those items which, by their size or nature, would distort the comparability of the Group's result from year to year.

        Restructuring costs include the costs of redundancy and lease provisions for vacated properties. These costs are primarily within the Communications Group.

        Material one-time items relating to discontinued operations are shown in note 6.

8. Finance Income

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations
Bank interest receivable	1.5	1.4	2.9
Discontinued operations note 6
Bank interest receivable	0.1	0.2	0.2

	1.6	1.6	3.1

9. Finance Costs

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations
Bank loans and overdrafts	0.1	0.6	2.4
Senior unsecured loan notes	6.6	6.7	8.8
Defined benefit pension schemes	1.1	0.7	1.5
Leasehold provisions discount adjustment	0.3	0.2	—

Finance cost before costs associated with the part prepayment of loan notes	8.1	8.2	12.7
Costs associated with the part prepayment of loan notes	—	0.5	16.1

	8.1	8.7	28.8
Discontinued operations note 6
Bank loans and overdrafts	0.4	0.5	0.5
Finance leases	0.5	0.4	0.5
Other	0.3	—	—

	9.3	9.6	29.8

        The costs associated with the part prepayment of loan notes in the amount of £0.5 million in 2004 and £16.1 million in 2003 comprised the make whole amount payable to the senior unsecured loan note holders, due on early repayment.

10. Employees

        The average number of people employed by the Group during the year was:

	Year ended December 31
	2005	2004	2003
	(Number)
Manufacturing	2,504	2,705	2,768
Selling and distribution	1,436	1,394	1,310
Administration	438	422	420

	4,378	4,521	4,498

        Employee benefit costs were:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Remuneration	148.1	160.7	154.5
Social security costs	16.9	17.4	17.3
Pension and other related costs	6.1	5.1	6.4
Expense of share-based payment note 32	5.6	5.2	1.0

	176.7	188.4	179.2

        Employee numbers and costs include discontinued operations.

(i)    Directors' Remuneration

(a)
Individual and total remuneration of the directors holding office during 2005

	Salary	Fees(1)	Taxable benefits(2)	Bonus(3)	Total 2005(4)	Total 2004(4)	Total 2003(4)
	(£ thousands)
Executive Directors
N Brookes	—	—	—	—	—	295.5	744.7
M Chung(5)	—	—	—	—	—	443.9	275.3
A Gustafsson	460.0	—	104.7	115.0	679.7	583.6	—
E Hutchinson(6)	283.5	0.5	20.7	70.9	375.6	585.7	398.7
Non-executive Directors
M Beresford	—	40.0	—	—	40.0	37.0	37.0
F D'Alessio	—	38.0	—	—	38.0	32.6	—
G Ennerfelt	—	33.0	—	—	33.0	30.0	30.0
A Given	—	40.0	—	—	40.0	37.0	8.5
K Hellström	—	33.0	—	—	33.0	1.9	—
R Moley	—	13.0	—	—	13.0	35.0	35.0
J Weston	—	150.0	—	—	150.0	150.0	150.0
J Wyness	—	40.0	—	—	40.0	37.0	37.0
P. Cheng	—	—	—	—	—	—	35.0

Total 2005	743.5	387.5	125.4	185.9	1,442.3	2,269.2	1,751.2

Total 2004	1,040.3	361.1	176.3	691.5	2,269.2

Total 2003	963.4	334.0	86.1	367.7	1,751.2

(1)
Eric Hutchinson earned these fees in respect of his services to the Board and its Committees. The non-executive directors receive a basic annual fee of £33,000 in respect of their services. John Weston receives an annual fee of £150,000 which covers both his basic annual fee and his additional duties as Chairman. Andrew Given and Marcus Beresford each received an additional £

  7,000 per annum in recognition of their extra responsibilities as Chairmen of the Audit Committee and Remuneration Committee, respectively. An additional annual fee, equivalent to that paid to the Chairman of the Audit or Remuneration Committee, is paid to the senior independent director (currently James Wyness). Frederick D'Alessio and Richard Moley received an additional £5,000 per annum in recognition of the extensive international travelling commitment required to perform their duties.

(2)
Taxable benefits include a car allowance, healthcare, personal tax advice, personal pensions advice and premiums for life assurance. In accordance with the Company's normal policy it was agreed to meet the costs, subject to a cap, of Anders Gustafsson relocating from the US to the UK in order to commence his appointment in 2004 and applicable costs are included in his taxable benefits.

(3)
In respect of 2005, no directors earned a bonus under the annual bonus scheme. Both executive directors were eligible to receive a cash bonus dependent on the disposal price of the HellermanTyton Division. Anders Gustafsson received £115,000 and Eric Hutchinson received £70,875.

In 2004, Nicholas Brookes, My Chung, Anders Gustafsson and Eric Hutchinson earned annual bonuses of £23,300, £90,000, £283,300 and £294,900 respectively.

In 2003, Nicholas Brookes, My Chung and Eric Hutchinson earned annual bonuses of £200,000, £42,700 and £125,000 respectively.

(4)
The figures relate to the period of each director's Board membership. Frederick D'Alessio, Anders Gustafsson and Kurt Hellström were appointed to the Board in January 2004, August 2004 and December 2004, respectively. Nicholas Brookes, My Chung and Richard Moley ceased being directors of the Company in June 2004, September 2004 and May 2005 respectively.

(5)
My Chung who resigned as a director of the Company in September 2004 received his annual base salary in US dollars (2004 $370,000 per annum and 2003 $350,000 per annum). An average exchange rate of £1 = $1.83 was used in respect of 2004 remuneration (2003 £1 = $1.64). 2004 salary relates to base salary of £134,800 for the period until his resignation from the Board plus £202,200, being the equivalent of 12 months' salary in accordance with the termination provisions of his service contract.

(6)
Remuneration as shown above excludes fees received as a result of external appointments. During 2005 Eric Hutchinson served on the board of Trifast plc as a non-executive and received fees of £27,500 arising from this appointment.

(b)
Directors' pensions

        The pensions earned from the non-contributory defined benefit arrangements in place for the participating executive directors during 2005 were as follows:

					Accumulated total accrued pension
				Increase, before inflation, in accrued pension during the year
	Age at December 31, 2005	Years of pensionable service	Increase in accrued pension during the year		At December 31, 2005(1)	At December 31, 2004
	(£ thousands)
E Hutchinson	50	20	9.0	5.0	189.0	180.0

			Total transfer value of pension(2)
						Increase, before inflation, in total transfer value of pension during the year
		Transfer value, before inflation, of the increase in accrued pension(2)			Increase in total transfer value of pension during the year
	Transfer value of the increase in accrued pension(2)		At December 31, 2005	At January 1, 2005
	(£ thousands)
E Hutchinson	125.5	70.0	2,635	2,213	422	373

(1)
The pension entitlements shown are those which would be paid annually from normal retirement age of 60 based on service to December 31, 2005. Eric Hutchinson's total accrued pension is restricted to 20 years' service.

(2)
The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 and represents a liability of the Company (in respect of unfunded arrangements) and of the Staff Plan (in respect of funded arrangements), not a sum paid or due to the individual. The transfer value cannot therefore be meaningfully added to annual remuneration.

(3)
No additional voluntary contributions have been included in the above table.

(c)
Directors' remuneration and payments to former directors—summary

	Year ended December 31
	2005(1)	2004(1)	2003(1)
	(£ thousands)
Total emoluments of all directors	1,442	2,269	1,751
Gains made on exercise of share options(2)	—	8	1
Company contribution to 401(k) Retirement and Profit Share Plan(2)	—	11	12
Company contribution to the Cash Plan in respect of pensions(3)	23	11	—
Ex gratia pension to former director(4)	5	5	5

	1,470	2,304	1,769

(1)
Figures relate to the period of each director's Board membership.

(2)
An average conversion rate of £1 = $1.83 was used for 2004 and £1 = $1.64 for 2003. This related to My Chung.

(3)
These payments relate to approved contributions made by the Company in respect of Anders Gustafsson's participation in the Cash Plan. In respect of those contributions which are outside of the statutory limits, the Company has established an unfunded unapproved retirement benefit ("UURB"), which had a transfer value of approximately £166,500 at December 31, 2005 (December 31, 2004 approximately £44,400).The transfer value represents a notional accumulation of the Company's contributions.

(4)
This relates to an annual ex gratia pension to Geoff Bastians, who retired from the Board in 1984.

(ii)    Directors' Interests(1)

(a)
Summary of interests in Ordinary share capital

        The beneficial and non-beneficial interests of the directors (and their immediate families and any connected persons) in the Ordinary share capital of the Company at the beginning and end of the year are set out below. The Company's statutory register of directors' interests contains full details of directors' shareholdings and options over shares and is available for inspection at the registered office during normal business hours on any business day.

	At December 31, 2005				At January 1, 2005
	Ordinary shares beneficial(1)	Ordinary shares non-beneficial		Options and rights to acquire Ordinary shares(2)	Ordinary shares beneficial(1)	Ordinary shares non-beneficial		Options and rights to acquire Ordinary shares(2)
Executive directors(3)
A Gustafsson(4)	50,000	180,180	(5)	3,232,000	—	180,180	(5)	1,800,000
E Hutchinson	753,707	—		4,091,733	738,381	—		3,282,447
Non-executive directors
M Beresford	65,225	—		—	65,225	—		—
F D'Alessio	28,000	—		—	28,000	—		—
G Ennerfelt(5)	120,000,000	—		—	119,000,000	—		—
A Given	—	—		—	—	—		—
K Hellström	—	—		—	—	—		—
J Weston	1,662,000	—		—	1,600,000	—		—
J Wyness	346,037	—		—	346,037	—		—

(1)
Directors' beneficial holdings do not form part of the remuneration provided by the Company.

(2)
Options and other rights to acquire shares in respect of the executive directors include share options, share appreciation rights and performance shares.

(3)
The Company's executive directors, along with other employees of the Group, are potential beneficiaries of certain Ordinary shares held in the Employee Share Ownership Trust ("ESOT"). UK executive directors, with other employees of the Group, are also potential beneficiaries of the Spirent Sharesave Trust ("SST"). As potential beneficiaries of the ESOT and the SST, the respective directors are deemed by the Companies Act 1985 to be interested in some of the Ordinary shares held by those Trusts. At December 31, 2005, the deemed beneficial interests in the ESOT and the SST were 180,180 Ordinary shares and 3,231,940 Ordinary shares, respectively (December 31, 2004 259,066 and 3,508,136, respectively). Further details on the Company's share plans are provided in note 31 to the consolidated financial statements.

(4)
The non-beneficial interests of Anders Gustafsson arises from a conditional award over shares to a value of £100,000. The award was made in 2004 in recognition of his appointment to the Board and the shares which were purchased are held in the ESOT. In normal circumstances, the shares will be released beneficially to him on the third anniversary of his appointment, subject to him still being in the Company's employment at that time.

(5)
Göran Ennerfelt has a connected notifiable interest in the Spirent Ordinary shares held by Lexa BV, which for statutory purposes, is also deemed to be an interest of the director.

(b)
Options and rights to acquire Ordinary shares

	Plan type(1)	At December 31, 2005	Exercised/ lapsed during the year		Granted during the year	At January 1, 2005	Date of grant	Exercise price per share pence		Market value on date of grant pence	Date first exercisable	Expiry date
A Gustafsson	ESOS	1,800,000	—		—	1,800,000	Aug 05 04	56		56	Aug 05 07	Aug 04 14
	EIP	1,128,300	—		1,128,300	—	Aug 25 05	53		53	Aug 25 08	Aug 24 15
	EIP	303,700	—		303,700	—	Aug 25 05	nil	(2)	53	Aug 25 08	Aug 25 08
E Hutchinson	ESOS	—	17,652	(3)	—	17,652	Apr 27 95	108		108	Apr 27 98	Apr 26 05
	ESOS	42,928	—		—	42,928	Apr 29 96	140		140	Apr 29 99	Apr 28 06
	ESOS	33,786	—		—	33,786	Apr 23 97	118		118	Apr 23 00	Apr 22 07
	ESOS	29,586	—		—	29,586	Apr 27 98	152		152	Apr 27 01	Apr 26 08
	SRSOS	12,363	—		—	12,363	Oct 22 98	83		83	Jan 01 06	Jun 30 06
	ESOS	75,156	—		—	75,156	Apr 01 99	133		133	Apr 01 02	Mar 31 09
	ESOS	—	55,562	(3)	—	55,562	May 11 00	334		334	May 11 03	May 10 05
	ESOS	105,000	—		—	105,000	Apr 09 01	305		305	Apr 09 04	Apr 08 11
	SRSOS	8,693	—		—	8,693	Oct 05 01	93		93	Dec 01 08	May 31 09
	ESOS	234,000	—		—	234,000	Apr 02 02	134		134	Apr 02 05	Apr 01 12
	ESOS	387,000	—		—	387,000	May 02 02	113		113	May 02 05	May 01 12
	ESOS	1,128,000	—		—	1,128,000	Mar 25 03	16		16	Mar 25 06	Mar 24 13
	SRSOS	24,721	—		—	24,721	Sep 26 03	38		38	Dec 01 10	May 31 11
	ESOS	1,128,000	—		—	1,128,000	Aug 05 04	56		56	Aug 05 07	Aug 04 14
	EIP	695,300	—		695,300	—	Aug 25 05	53		53	Aug 25 08	Aug 24 15
	EIP	187,200	—		187,200	—	Aug 25 05	nil	(2)	53	Aug 25 08	Aug 25 08

(1)
Key to plan type:

EIP—Employee Incentive Plan; ESOS—Executive Share Option Scheme; SRSOS—UK Savings Related Share Option Scheme. An explanation of each plan and its operation is given in note 31 to the consolidated financial statements.

(2)
This relates to an award of performance shares under the EIP. There is no exercise price payable for a performance share upon vesting.

(3)
This award of options lapsed unexercised during the year.

        The middle market price of an Ordinary share on January 4, 2005 (being the first day the London Stock Exchange was open for trading in 2005) and December 31, 2005 was 51.5 pence and 49.5 pence, respectively, and during that period ranged between a high of 73.5 pence and a low of 41.25 pence.

        Save as disclosed, there have been no changes between the year end and February 23, 2006 (the date on which the financial statements have been signed) in the directors' beneficial or non-beneficial interests in the Ordinary share or loan capital of the Company or any subsidiary.

(iii)    Pensions

Defined benefit schemes

        The only significant defined benefit pension schemes are in the United Kingdom and comprise the Staff Pension Plan and the Retirement Cash Plan. These schemes have been combined for the purposes of the following disclosures.

        The most recent actuarial valuation of schemes' assets and the present value of the defined benefit schemes' obligations using the projected unit credit method at April 1, 2003 have been used and updated by our independent actuaries.

        a) The key financial assumptions used were:

	UK defined benefit plans at December 31
	2005	2004	2003
	%	%	%
Inflation	2.9	2.9	2.8
Rate of increase in pensionable salaries	3.6	3.6	3.5
Rate of increase for pensions in payment pre 2001 service	3.5	3.0	3.0
Rate of increase for pensions in payment post 2001 pre April 2005 service	2.8	2.7	2.7
Rate of increase for pensions post April 2005 service	2.1	—	—
Rate of increase in deferred pensions	2.9	2.9	2.8
Rate used to discount scheme liabilities	4.7	5.3	5.4
Expected rate of return on scheme assets	6.4	6.5	6.8

        The expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for the schemes.

        The demographic assumptions are as follows:

  •
  for future pensioners, that men and women aged 65 will live on average for a further 22 and 24 years, respectively; and

  •
  for current pensioners, that men and women aged 65 will live on average for a further 21 and 24 years, respectively.

10. Employees (Continued)

        b)    The assets and the liabilities in the schemes were as follows:

	Long-term rate of return expected	At December 31, 2005	Long-term rate of return expected	At December 31, 2004	Long-term rate of return expected	At December 31, 2003
	%	(£ millions)%		(£ millions)%		(£ millions)
Equities	7.6	77.2	7.5	62.2	7.8	61.3
Government bonds	4.1	22.1	4.5	11.9	4.8	15.3
Corporate bonds	4.5	13.4	5.0	18.8	5.1	9.6
Cash	4.8	2.1	5.0	2.6	4.3	4.5
Property	6.6	5.5	6.5	4.6	6.8	1.8
Other	5.2	8.5	5.6	6.8	5.6	6.3

Fair value of schemes' assets	6.4	128.8	6.5	106.9	6.8	98.8
Present value of defined benefit pension schemes' obligations		(179.6)		(144.2)		(142.2)

Net deficit in the schemes		(50.8)		(37.3)		(43.4)
Present value of unfunded obligations		(0.7)		(0.8)		(4.8)

Defined benefit pension plan deficit		(51.5)		(38.1)		(48.2)

        No deferred tax asset has been recognized (2004 £11.1 million; 2003 £13.0 million) in respect of the net deficit in the schemes. The schemes are prohibited from investing in Spirent's own financial instruments.

        c)     Analysis of the amounts charged to the income statement:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Analysis of amount charged to operating costs:
Current service cost	2.0	1.8	2.2

Total operating charge	2.0	1.8	2.2

Analysis of amount charged to finance costs:
Expected return on pension schemes' assets	(6.5)	(6.6)	(5.7)
Interest on pension schemes' liabilities	7.6	7.3	7.2

Finance costs	1.1	0.7	1.5

Net charge	3.1	2.5	3.7

        d)    Analysis of amount recognized directly in the statement of recognized income and expense:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Actual return on pension schemes' assets	21.1	10.2	12.3
Expected return on pension schemes' assets	(6.5)	(6.6)	(5.7)

Experience gains on the schemes' assets	14.6	3.6	6.6
Experience gains arising on the schemes' liabilities	4.8	2.4	6.8
Changes in assumptions underlying the present value of the schemes' liabilities	(35.5)	(3.0)	(13.1)

Actuarial (loss)/gain recognized directly in equity	(16.1)	3.0	0.3

        The cumulative amount of actuarial gains and losses recognized since January 1, 2003 in the Group's statement of recognized income and expense is £12.8 million loss (2004 £3.3 million gain; 2003 £0.3 million gain). The directors are unable to determine how much of the pension scheme deficit recognized on January 1, 2003 and taken directly to equity of £41.9 million in the Group is attributable to actuarial gains and losses since inception of those pension schemes. Consequently, the directors are unable to determine the amount of actuarial gains and losses that would have been recognized in the Group's statement of recognized income and expense before January 1, 2003.

        e)    Movements in the present value of defined benefit obligations in the current period were as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
At 1 January	144.2	142.2	130.9
Current service cost	2.0	1.8	2.2
Interest cost	7.6	7.3	7.2
Employee contributions	0.6	0.5	0.6
Benefit payments	(5.5)	(8.2)	(5.0)
Actuarial loss	30.7	0.6	6.3

Present value of defined benefit pension schemes' obligations	179.6	144.2	142.2

        f)     Movements in the present value of fair value of schemes' assets in the current period were as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
At 1 January	106.9	98.8	89.0
Expected return on schemes' assets	6.5	6.6	5.7
Employer contributions	5.7	5.6	1.9
Employee contributions	0.6	0.5	0.6
Benefit payments	(5.5)	(8.2)	(5.0)
Actuarial gain	14.6	3.6	6.6

Fair value of schemes' assets	128.8	106.9	98.8

        g)     History of experience gains and losses

	2005	2004	2003	2002
	(£ millions)
Present value of defined benefit pension schemes' obligations	(179.6)	(144.2)	(142.2)	(130.9)
Fair value of schemes' assets	128.8	106.9	98.8	89.0

Net deficit in schemes	(50.8)	(37.3)	(43.4)	(41.9)

Experience gains and losses on schemes' liabilities
Amount (£ million)	4.8	2.4	6.8	(0.9)
Percentage of schemes' liabilities (%)	2.7	1.7	4.8	(0.7)

Experience gains and losses on schemes' assets
Amount (£ million)	14.6	3.6	6.6	(20.3)
Percentage of schemes' assets (%)	11.3	3.4	6.7	(22.8)

        The above schemes are funded and have full UK HM Revenue & Customs tax-exempt approval by which benefits are limited due to the statutory earnings cap (a HM Revenue & Customs limit on the amount of earnings that can be made pensionable under the schemes for members who joined after May 1989). Certain members, whose salaries are in excess of this cap, have had their benefits increased through unapproved, unfunded arrangements, to the level that would otherwise have applied in respect of the basic salary only. The Group has contractually agreed to pay the additional retirement benefits itself and a provision is made in respect of this obligation in the balance sheet at 31 December 2005 of £0.7 million (2004 £0.8 million; 2003 £4.8 million). This represents the actuarial value as confirmed by the Group's pension advisers, of the unapproved benefit entitlements accrued at that date. The value is assessed and reviewed on a Market Value basis in line with the Main Plan Valuation and adjusted each year by the charge for the year (equivalent to a contribution to a funded scheme) of £0.1 million (2004 £0.1 million; 2003 £0.2 million) and interest of nil on the unfunded liability (2004 nil; 2003 £0.3 million). The additional death-in-service benefits over the statutory cap are separately insured by the Group under an unapproved scheme.

        On July 1, 2004, Nicholas Brookes was paid a lump sum of £3.7 million to commute all of his unfunded unapproved pension entitlement which stood at £4.5 million at December 31, 2003.

        The Group contributed £47.0 million to its UK final salary scheme in February 2006 from the proceeds of the sale of the HellermannTyton Division (see note 38).

Defined contribution schemes

United Kingdom

        The Group maintains defined contribution pension schemes for employees in the United Kingdom. These schemes are known as "Cash Builder", "Pension Builder" and "Executive Section". Employer contributions into these schemes for 2005 were £0.3 million (2004 £0.1 million; 2003 £0.1 million).

United States

        The Group maintains defined contribution pension benefit schemes for employees of its US subsidiaries. These schemes, also known as 401(k) Plans, allow employees to defer a percentage of their salary for retirement. There are four different 401(k) Plans within the US businesses and each of these schemes has different features regarding Group contributions, maximum deferral percentages and investment choices. The investment choices offered are among a selection of diversified mutual funds offering a broad mix of investment return potential with varying levels of risk.

        In aggregate, the Group contributions to the various US schemes totalled $4.6 million for 2005 (2004 $4.6 million; 2003 $4.4 million). Total assets in the defined contribution schemes at the end of 2005 were $129.2 million (2004 $116.8 million; 2003 $103.1 million). There were no defined benefit schemes in the United States as at December 31, 2005, 2004 or 2003.

Other jurisdictions

        Outside the United Kingdom and the United States employees are provided with pension arrangements determined in accordance with approved local practice and regulations and these arrangements are defined contribution schemes. Total contributions for 2005, in respect of these schemes amounted to £0.3 million (2004 £0.3 million; 2003 £0.2 million).

        Total contributions to defined contribution schemes were £3.1 million (2004 £2.9 million; 2003 £3.0 million).

11. Tax

(a)
Tax on the profit on ordinary activities

	Year ended December 31
	2005	2004	2003
	(£ millions)
Tax charge in the income statement
Current income tax
Foreign tax
continuing operations	1.9	2.8	2.3
discontinued operations	6.5	4.6	2.6

Current income tax charge	8.4	7.4	4.9
Amounts overprovided in previous years
UK tax	(1.6)	—	1.1
Foreign tax	(4.3)	(1.3)	(7.1)

Total current income tax	2.5	6.1	(1.1)

Deferred tax
Origination and reversal of timing differences	(0.4)	1.7	(0.2)
Reversal of deferred tax assets	—	(1.1)	—

Total deferred tax	(0.4)	0.6	(0.2)

Tax charge in the income statement	2.1	6.7	(1.3)

The tax charge in the income statement is disclosed as follows:
Income tax (credit)/expense on continuing operations	(4.0)	2.0	(4.2)
Income tax expense on discontinued operations note 6	6.1	4.7	2.9

	2.1	6.7	(1.3)

Tax relating to items charged or credited to equity
Deferred tax
Actuarial gains and losses on defined benefit pension plans	—	(0.9)	(0.1)
(Write off)/reinstatement of deferred tax asset on pension liability	(11.1)	—	12.6
Tax on exchange differences	—	—	(0.2)

Tax (charge)/credit in the statement of recognized income and expense	(11.1)	(0.9)	12.3

        There was no tax effect in respect of material one-time items (2004 and 2003 nil).

        A deferred tax asset has not been recognized in relation to the defined benefit pension fund deficit in 2005 as its future recovery is uncertain (2004 £11.1 million asset; 2003 £13.0 million asset). This results in a charge of £11.1 million to the statement of recognized income and expense (2004 nil; 2003 £12.6 million credit).

        (Loss)/profit before taxation is analyzed as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
United Kingdom	(3.2)	(9.3)	(22.0)
Overseas	(38.5)	20.5	17.4

	(41.7)	11.2	(4.6)

11. Tax (Continued)

(b)
Reconciliation of the total tax charge

        The tax expense in the income statement for the year is higher than the standard rate of corporation tax in the United Kingdom of 30% (2004 and 2003 30%).

        The differences are reconciled below:

	Year ended December 31
	2005	2004	2003
	(£ millions)
(Loss)/profit before tax from continuing operations	(41.7)	11.2	(4.6)
Profit before tax from discontinued operations note 6	19.3	22.0	17.1

Accounting (loss)/profit before tax	(22.4)	33.2	12.5

Accounting (loss)/profit multiplied by the UK standard rate of corporation tax of 30% (2004 and 2003 30%)	(6.7)	10.0	3.7
Expenses not deductible for tax purposes:
Material one-time items not given credit	2.6	0.9	5.4
Intangible assets	10.6	(1.1)	—
Tax relief on share-based payment	1.2	1.6	0.3
Disposals	0.8	(1.2)	(2.6)
Differences in overseas rates and other adjustments	0.2	(1.7)	(1.3)
Tax overprovided in previous years	(5.9)	(1.3)	(6.0)
Other	(0.7)	(0.5)	(0.8)

Total tax expense/(credit) reported in the income statement	2.1	6.7	(1.3)

12. (Loss)/Earnings per Share

	Year ended December 31
	2005	2004	2003
	(pence)
Basic (loss)/earnings per share	(2.62)	2.79	1.46
Basic (loss)/earnings per share from continuing operations	(3.97)	0.98	(0.04)
Basic earnings per share from discontinued operations	1.35	1.81	1.50
Diluted (loss)/earnings per share	(2.62)	2.74	1.44
Diluted (loss)/earnings per share from continuing operations	(3.97)	0.96	(0.04)
Diluted earnings per share from discontinued operations	1.33	1.78	1.48
Adjusted earnings per share	2.30	3.14	2.36
Adjusted earnings per share from continuing operations	0.32	1.29	0.84
Adjusted earnings per share from discontinued operations	1.98	1.85	1.52

        The Group discloses adjusted earnings per share attributable to equity shareholders in order to provide a measure to enable period-on-period comparisons to be made of its performance.

        (Loss)/earnings per share is calculated by reference to the (loss)/profit for the year and the number of Ordinary shares in issue during the year as follows:

	Year ended December 31, 2005
	Continuing operations	Discontinued operations	Total operations
	(£ millions)
(Loss)/profit for the year	(37.7)	13.2	(24.5)
Less: minority shareholders' interests	—	(0.4)	(0.4)

(Loss)/profit for the year attributable to equity holders of parent	(37.7)	12.8	(24.9)
Material one-time items	8.4	0.4	8.8
Goodwill impairment	37.0	—	37.0
Share-based payment	5.1	0.5	5.6
(Profit)/loss on the disposal of operations	(3.9)	6.7	2.8
Prior year tax credit	(5.9)	—	(5.9)
Prior year tax credit on associate	—	(1.5)	(1.5)

Adjusted earnings attributable to equity holders of parent	3.0	18.9	21.9

	Year ended December 31, 2004
	Continuing operations	Discontinued operations	Total operations
	(£ millions)
Profit for the year	9.2	17.3	26.5
Less: minority shareholders' interests	—	(0.3)	(0.3)

Profit for the year attributable to equity holders of parent	9.2	17.0	26.2
Material one-time items	2.9	—	2.9
Share-based payment	4.8	0.4	5.2
Profit on the disposal of operations	(4.0)	—	(4.0)
Costs associated with the part prepayment of loan notes	0.5	—	0.5
Prior year tax credit	(1.3)	—	(1.3)

Adjusted earnings attributable to equity holders of parent	12.1	17.4	29.5

	Year ended December 31, 2003
	Continuing operations	Discontinued operations	Total operations
	(£ millions)
Profit/(loss) for the year	(0.4)	14.2	13.8
Less: minority shareholders' interests	—	(0.2)	(0.2)

Profit/(loss) for the year attributable to equity holders of parent	(0.4)	14.0	13.6
Material one-time items	7.5	—	7.5
Share-based payment	0.9	0.1	1.0
Profit on the disposal of operations	(8.6)	—	(8.6)
Costs associated with the part prepayment of loan notes	16.1	—	16.1
Attributable tax on material one-time items	(1.7)	—	(1.7)
Prior year tax credit	(6.0)	—	(6.0)

Adjusted earnings attributable to equity holders of parent	7.8	14.1	21.9

	Year ended December 31
	2005	2004	2003
	(Number millions)
Weighted average number of shares in issue—basic and adjusted	950.4	939.2	929.3
Dilutive potential of employee share options	10.2	18.1	17.1

Weighted average number of shares in issue—diluted	960.6	957.3	946.4

        The shares in issue used to calculate basic and adjusted (loss)/earnings per share exclude the shares held by Spirent Sharesave Trust and the Employee Share Ownership Trust in accordance with IAS 33 "Earnings per Share".

13. Goodwill

(£ millions)
Cost net of accumulated impairment losses
At 1 January 2003	113.6
Increase during the year	2.7
Disposal of operations note 35	(0.6)
Exchange adjustment	(4.8)

At 31 December 2003	110.9
Exchange adjustment	(4.4)

At 31 December 2004	106.5
Attributable to discontinued operation note 6	(5.5)
Impairment	(37.0)
Exchange adjustment	7.5

At 31 December 2005	71.5

At 31 December 2003
Cost (gross carrying amount)	1,785.5
Accumulated impairment losses	(1,674.6)

Net carrying amount	110.9

At 31 December 2004
Cost (gross carrying amount)	1,745.3
Accumulated impairment losses	(1,638.8)

Net carrying amount	106.5

At 31 December 2005
Cost (gross carrying amount)	1,777.3
Accumulated impairment losses	(1,705.8)

Net carrying amount	71.5

        Goodwill acquired through business combinations has been allocated for impairment testing purposes to two cash-generating units, Performance Analysis which is also a reportable segment and the Service Assurance Broadband business unit, which together with the Field Test business unit, constitutes the Service Assurance reportable segment.

        The carrying amounts of goodwill at December 31, 2005 by cash-generating unit are as follows:

	Performance Analysis	Service Assurance Broadband	Total
	(£ millions)
Europe	5.5	—	5.5
North America	45.4	20.6	66.0

	50.9	20.6	71.5

13. Goodwill (Continued)

Impairment of Service Assurance Broadband

        IAS 36 "Impairment of Assets" requires that a cash-generating unit to which goodwill has been allocated should be tested whenever there is an indication that the unit may be impaired. As a result of the substantial drop in activity levels in Service Assurance Broadband during the first half of 2005 this unit was tested for impairment. The recoverable amount of this unit was determined based on a value in use calculation using a pre-tax discount rate of 14.5%. Following the impairment test, a goodwill charge of £37.0 million was recognized through administration expenses in the first half of 2005.

Annual impairment test

        The recoverable amounts of the Performance Analysis and Service Assurance Broadband cash-generating units at November 30, 2005, the annual impairment testing date, have been calculated based on a value in use calculation using cash flow projections over a five year period. These were based on financial budgets approved by the Board for the next year and on approved strategic plans for the following two years. Cash flows in years four and five have been extrapolated using a 4.0% growth rate which approximates to the average long-term growth rate for the industries in which these units operate. The cash flows were discounted using a pre-tax discount rate of 15.9% (2004 16.9%; 2003 18.4%) and 17.2% (2004 15.6%; 2003 15.0%) respectively. In both cases the recoverable amounts of these units were in excess of their carrying values and no further impairment arose in the second half of 2005.

        The key assumptions in these value in use calculations were:

  •
  Revenue growth rates used in the budget and strategic plans.

  •
  Gross margin.

  •
  Operating expenses.

  •
  Discount rate.

  •
  Growth rate used to extrapolate cash flows beyond the strategic plan period.

        Revenue growth rates used in the budget and strategic plans are based on management's estimate of growth in the markets served, taking into account products yet to be launched and which are in the development pipeline. They are consistent with external sources of information including comparable companies operating in the same markets and analysts' forecasts.

        Gross margins are based on historical values achieved by the respective cash-generating units.

        Operating expenses are based upon historical levels suitably adjusted for increases in activity levels over the term of the cash flow projections.

        The discount rates are based on the Group's weighted average cost of capital adjusted to reflect management's estimate of the specific risk profile associated with the cash flow projections for each cash-generating unit.

        Long-term growth rates are based upon industry analysis and are consistent with analysts' forecasts.

Sensitivity to changes in assumptions

        With regard to the assessment of value in use of the Performance Analysis unit, management believes that no reasonable possible change in any of the above key assumptions would cause the carrying value of the unit to exceed its recoverable amount.

        For the Service Assurance Broadband unit, there are reasonable possible changes in key assumptions which would cause the carrying value of the unit to exceed its recoverable amount. In particular, the revenue growth assumptions in the strategic plan are based upon the successful execution of a new strategy for growth to meet the needs of service providers for their new triple play networks and services. The strategic plan assumes a significant increase in revenues in 2007, being the full year effect of new products expected to be launched in the second half of 2006. Should management fail to execute this strategy, such that the anticipated increase in revenue is not realized by 50% or more in that year, and assuming growth is maintained at planned rates thereafter, albeit off a lower base, then value in use would be reduced to a value equal to the carrying amount for this unit.

14. Property, Plant and Equipment

	Land and buildings	Plant and machinery	Fixtures fittings and equipment	Total
	(£ millions)
Cost, net of accumulated depreciation and accumulated impairment
At January 1, 2003	43.4	37.0	29.6	110.0
Additions
owned assets	0.5	11.6	4.6	16.7
leased assets	—	—	0.3	0.3
Disposals	(0.2)	(0.4)	(0.2)	(0.8)
Disposal of operations note 35	(0.4)	(0.1)	(0.2)	(0.7)
Impairment of property, plant and equipment	(3.2)	—	—	(3.2)
Depreciation charge for the year	(2.7)	(14.6)	(12.0)	(29.3)
Exchange adjustment	(0.8)	(1.3)	(0.7)	(2.8)

At December 31, 2003	36.6	32.2	21.4	90.2
Additions
owned assets	0.8	16.5	8.0	25.3
leased assets	—	—	0.3	0.3
Inter-class transfers	—	(0.3)	0.3	—
Disposals	—	(0.6)	(0.3)	(0.9)
Disposal of operations note 35	—	—	(0.1)	(0.1)
Impairment of property, plant and equipment	(0.5)	—	(0.1)	(0.6)
Depreciation charge for the year	(2.3)	(14.0)	(9.1)	(25.4)
Exchange adjustment	(0.8)	(1.1)	(0.6)	(2.5)

At December 31, 2004	33.8	32.7	19.8	86.3
Additions
owned assets	1.7	16.3	12.5	30.5
leased assets	2.2	—	0.3	2.5
Inter-class transfers	0.2	(0.8)	0.6	—
Disposals	—	—	(0.6)	(0.6)
Attributable to discontinued operation note 6	(31.0)	(27.3)	(12.6)	(70.9)
Depreciation charge for the year	(2.1)	(12.3)	(8.2)	(22.6)
Exchange adjustment	1.4	2.4	1.1	4.9

At December 31, 2005	6.2	11.0	12.9	30.1

At December 31, 2003
Cost	49.8	120.7	66.6	237.1
Accumulated depreciation and accumulated impairment	(13.2)	(88.5)	(45.2)	(146.9)

Net carrying amount	36.6	32.2	21.4	90.2

At December 31, 2004
Cost	48.8	129.3	65.9	244.0
Accumulated depreciation and accumulated impairment	(15.0)	(96.6)	(46.1)	(157.7)

Net carrying amount	33.8	32.7	19.8	86.3

At December 31, 2005
Cost	16.7	41.0	50.0	107.7
Accumulated depreciation and accumulated impairment	(10.5)	(30.0)	(37.1)	(77.6)

Net carrying amount	6.2	11.0	12.9	30.1

        Property, plant and equipment include assets held under finance leases as follows:

	Plant and machinery	Fixtures fittings and equipment	Total
	(£ millions)
Net book value at December 31, 2003	0.4	0.6	1.0
Net book value at December 31, 2004	0.3	0.5	0.8
Net book value at December 31, 2005	0.3	—	0.3

15. Capital Commitments and Contingent Liabilities

	At December 31
	2005	2004	2003
	(£ millions)
Capital expenditure commitments:
Contracted but not provided	0.4	1.0	1.5

        For 2005 capital expenditure commitments are for the continuing Group.

        The Group has provided indemnities of £1.0 million (2004 £0.5 million; 2003 £1.0 million) for certain ongoing business obligations under letters of credit for subsidiary companies.

16. Subsidiaries

        A list of the significant investments in subsidiaries, including the name, country of incorporation and proportion of ownership interest is shown below.

% held at December 31, 2005
Communications
Communications performance analysis and service assurance systems
Spirent Communications Inc Calabasas, California, USA Eatontown, New Jersey, USA Honolulu, Hawaii, USA Sunnyvale, California, USA	100
Spirent Communications of Ottawa Ltd	100
Nepean, Ontario, Canada
Spirent Communications (SW) Ltd*	100
Paignton, Devon, UK
Spirent Communications of Rockville, Inc.	100
Rockville, Maryland, USA
Spirent Communications (Scotland) Ltd*	100
Hamilton, Glasgow, UK
Spirent Communications (International) Ltd*	100
Crawley, West Sussex, UK
Spirent Communications (India) Pvt Limited	100
Bangalore, India
Spirent Communications (Asia) Limited	100
Hong Kong
Spirent Communication Technology (Beijing) Limited*	100
Beijing, PRC

Systems
Control systems for the mobility and industrial markets
PG Drives Technology Ltd	100
Christchurch, Dorset, UK
PG Drives Technology Inc	100
Anaheim, California, USA

Network Products#
Electrical and data network cable management and connectivity products and systems
Trading divisions of Spirent Communications plc
HellermannTyton Aldridge, West Midlands, UK Plymouth, Devon, UK Wythenshawe, Manchester, UK	100
HellermannTyton (Pty) Ltd	100
Johannesburg, South Africa
HellermannTyton SA	100
Trappes, France
HellermannTyton AB	100
Järfälla, Sweden
HellermannTyton GmbH	100
Vienna, Austria
HellermannTyton GmbH	100
Tomesch, Germany
HellermannTyton Ltda	100
Jundaí, Brazil
HellermannTyton Pte Ltd	75
Yishun, Singapore
HellermannTyton Data Ltd*	100
Northampton, UK
HellermannTyton Corporation	100
Milwaukee, Wisconsin, USA
Tyton Company of Japan Ltd*‡	49
Tokyo, Japan

The above companies operate and are incorporated in the countries listed. All shareholdings in the companies are held indirectly by Spirent Communications plc, except where indicated by an asterisk (*) where the shareholding is held directly by Spirent Communications plc. The activity mentioned is indicative and not comprehensive.

The percentage held reflects the proportion of shares controlled and not the beneficial interest.

‡Associate.

#On February 15, 2006 Spirent Communications plc disposed of the HellermannTyton Division which included all the companies and divisions listed in this section.

17. Investments in Joint Venture and Associates

	At December 31
	2005	2004	2003
	(£ millions)
Investments in associates	—	14.3	13.1
Investment in joint venture	—	—	0.3

Investments accounted for using the equity method	—	14.3	13.4

Joint venture
At January 1	—	0.3	50.1
Share of retained (loss)/profit	—	(0.7)	1.4
Additions	—	0.2	0.5
Disposal	—	—	(54.3)
Exchange adjustment	—	—	2.6
Accrued contribution to joint venture	—	0.2	—

At December 31	—	—	0.3

Share of joint venture's revenue and profit
Revenue	—	—	22.4
Expenses	—	(0.7)	(19.9)

(Loss)/profit before tax	—	(0.7)	2.5
Tax	—	—	(1.1)

Share of results from joint ventures after tax	—	(0.7)	1.4

        The joint venture company as at December 31, 2004 and 2003 was:

	Location	% holding	Nature of business
Spirent DM Ltd	China	40%	Communications

        During 2004, the Group exited from the Spirent DM joint venture. Until exit, the Group accounted for its interests in the joint venture using the equity method.

Associates

	2005	2004	2003
	(£ millions)
At January 1	14.3	13.1	11.9
Exchange adjustment	(0.7)	(0.5)	0.2
Share of associates' net profit—discontinued operations note 6	2.7	1.8	1.1
Dividend	(0.2)	(0.1)	(0.1)
Attributable to discontinued operations note 6	(16.1)	—	—

At December 31	—	14.3	13.1

Gross assets	—	16.2	14.7
Gross liabilities	—	(1.9)	(1.6)

	—	14.3	13.1

        Gross assets and gross liabilities of the associates are estimated based on the latest audited financial statements.

        The share of associates net profit includes a prior year tax credit of £1.5 million in 2005 in respect of tax on the unremitted earnings.

        The associated companies at December 31, 2005, 2004 and 2003 were as follows:

	% holding	Nature of business
Tyton Company of Japan	49	Cable management products
3M/ECC	20	Cable management products

        Tyton Company of Japan has a reporting date of March 31, being the date of preparation of statutory financial statements.

        At December 31, 2005, the investment in associates has been included in assets held in disposal group held for sale, as these investments form part of the HellermannTyton Division (note 6).

18. Inventories

	At December 31
	2005	2004	2003
	(£ millions)
Raw materials	5.8	12.1	12.6
Work in progress	2.2	6.2	5.0
Finished goods	19.0	35.7	37.4

	27.0	54.0	55.0

        An expense of £2.8 million (2004 £0.4 million; 2003 £0.1 million) has been recognized in the period for inventory write-downs.

19. Trade and Other Receivables

	At December 31
	2005	2004	2003
	(£ millions)
Non-current assets
Other receivables	—	0.2	0.2
Prepayments	1.7	1.3	1.5

	1.7	1.5	1.7

Current assets
Trade receivables	45.8	74.6	69.5
Owed by associates	—	0.3	0.2
Other receivables	2.3	6.3	8.2
Prepayments and accrued income	8.2	7.2	7.3

	56.3	88.4	85.2

	58.0	89.9	86.9

        Trade and other receivables relating to discontinued operations are disclosed in note 6 for 2005.

        Trade and other receivables are non-interest bearing and are generally on 60 day settlement terms. Trade receivables are presented net of allowances for estimated irrecoverable amounts of £0.5 million (2004 £1.3 million; 2003 £1.6 million), which have been estimated by the Group's management based on prior experience and their assessment of the current economic environment. Other receivables are non-interest bearing.

        The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

        The Group's credit risk is primarily attributable to its trade receivables, although the Group has no significant concentration of credit risk with exposure spread over a large number of customers.

20. Cash and Cash Equivalents

	At December 31
	2005	2004	2003
	(£ millions)
Cash at bank and in hand	22.3	20.4	33.6
Short-term bank deposits	26.9	31.3	4.0

	49.2	51.7	37.6

21. Trade and Other Payables — Current

	At December 31
	2005	2004	2003
	(£ millions)
Trade payables	11.1	28.0	27.6
Payments received on account	6.9	0.1	—
Owed to associates	—	0.8	0.8
Other taxes and social security costs	2.7	5.1	5.3
Other payables	4.4	7.1	10.0
Accruals and deferred income	37.8	49.7	43.9

	62.9	90.8	87.6

        Trade and other payables relating to discontinued operations are disclosed in note 6 for 2005.

        Trade payables are non-interest bearing and are normally settled on 60 day terms. Other payables are non-interest bearing.

        The directors consider that the carrying amount of trade payables approximates to their fair value.

22. Short-term Borrowings and Overdrafts

	At December 31
	2005	2004	2003
	(£ millions)
Senior unsecured loan notes note 27	3.2	—	—
Bank overdrafts (secured)	0.4	0.7	0.7
Bank loans due within one year	0.2	0.2	0.4
Finance lease obligations due within one year note 26	0.1	0.9	0.7

	3.9	1.8	1.8

        Bank overdrafts are repayable on demand. Overdrafts are secured either by mortgages on the freehold properties or by floating charges on the assets of the borrowing subsidiaries.

23. Deferred Tax

        The movement in the deferred tax liabilities are as follows:

	Accelerated tax depreciation	Other short term temporary differences	Total
	(£ millions)
At January 1, 2003	1.7	1.1	2.8
Exchange adjustment	—	(0.2)	(0.2)
Movement in respect of pension liability	—	0.5	0.5
Charge for the year note 11	(0.3)	0.1	(0.2)

At December 31, 2003	1.4	1.5	2.9
Movement in respect of pension liability	—	(1.0)	(1.0)
Charge for the year note 11	—	0.6	0.6

At December 31, 2004	1.4	1.1	2.5
Attributed to discontinued operations note 6	(1.3)	(0.6)	(1.9)
Exchange adjustment	—	(0.4)	(0.4)
Charge during the year note 11	0.7	(0.1)	0.6

At December 31, 2005	0.8	—	0.8

        The movement in the deferred tax assets are as follows:

	Other	Retirement benefit obligations	Total
	(£ millions)
At January 1, 2003	—	—	—
Movement in respect of pension liability	—	0.5	0.5
Reinstatement of deferred tax asset on pension scheme note 11	—	12.6	12.6
Tax on actuarial gain note 11	—	(0.1)	(0.1)

At December 31, 2003	—	13.0	13.0
Tax on actuarial gain note 11	—	(0.9)	(0.9)
Movement in respect of pension liability	—	(1.0)	(1.0)

At December 31, 2004	—	11.1	11.1
Write off of deferred tax asset note 11	—	(11.1)	(11.1)
Recognized during the year note 11	1.0	—	1.0

At December 31, 2005	1.0	—	1.0

        Deferred tax assets of £13.3 million (2004 £13.3 million; 2003 £18.3 million) arising principally on timing differences in the US and UK have not been recognized. These assets can only be realized when they reverse against suitable taxable profits. Although the directors ultimately expect to realize these assets, there is currently insufficient evidence under IAS 12 "Income Taxes" to recognize a deferred tax asset in respect of these timing differences.

        A deferred tax asset of £15.2 million in respect of the UK final salary pension scheme has not been recognized in 2005. In 2004 and 2003 an asset was recognized.

        In addition, the Group has tax losses arising in the United States of £79.6 million (2004 £70.6 million; 2003 £70.1 million) and in the United Kingdom £42.2 million (2004 £39.6 million; 2003 £24.8 million) that are available for offset against future taxable profits. A deferred tax asset has not been recognized in respect of these losses as their future recovery is uncertain. United States tax losses can be carried forward for 20 years and United Kingdom losses can be carried forward indefinitely.

        In total deferred taxes assets amounting to £74.2 million (2004 £52.6 million; 2003 £50.3 million) have not been recognized on unutilised losses and timing differences.

        £0.1 million of deferred tax (2004 £2.1 million; 2003 £2.1 million) is recognized on the unremitted earnings of overseas subsidiaries, associates and the joint venture.

        No deferred tax asset has been recognized in respect of the tax deduction which may be available on the future exercise of stock options.

        Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

24. Trade and Other Payables — Non-Current

	At December 31
	2005	2004	2003
	(£ millions)
Other payables	0.2	1.1	1.3
Deferred income	0.4	2.5	0.4
Pension	0.1	0.3	0.6

	0.7	3.9	2.3

25. Provisions and Other Liabilities

	Year ended December 31
	2005	2004	2003
	(£ millions)
Other provisions
Lease provisions
At January 1	12.5	17.9	26.0
Charged during the year	3.0	1.7	1.0
Released during the year	—	(1.8)	(1.8)
Transfers out	—	—	(1.0)
Released in the year in relation to prior year disposals	—	(1.2)	—
Discount on unwind of lease provision	0.3	0.2	—
Utilized during the year	(3.0)	(4.1)	(5.1)
Exchange adjustment	0.9	(0.2)	(1.2)

At December 31	13.7	12.5	17.9

Restructuring costs
At January 1	1.3	—	—
Charged during the year	4.0	1.3	—
Utilized in the year	(4.9)	—	—
Exchange adjustment	0.1	—	—

At December 31	0.5	1.3	—

Total other provisions	14.2	13.8	17.9

Current	4.1	4.2	4.6
Non-current	10.1	9.6	13.3

Total other provisions	14.2	13.8	17.9

        The lease provisions are for the continuing obligations under leases in respect of properties which have been vacated by the Group. Where material, lease obligations are discounted. The Group expects these provisions to be utilised over the next ten years.

        The restructuring costs relate to our exit from the Spirent DM joint venture.

26. Long-term Borrowings

	At December 31
	2005	2004	2003
	(£ millions)
Senior unsecured loan notes note 27	67.7	64.8	80.8
Bank loans	2.2	2.2	3.3
Other loans	—	0.6	0.7
Finance lease obligations	1.3	8.7	8.5

	71.2	76.3	93.3

26. Long-term Borrowings (Continued)

Finance lease obligations

	At December 31
	Minimum lease payments			Present value of minimum lease payments
	2005	2004	2003	2005	2004	2003
	(£ millions)
Amounts payable under finance leases:
Within one year	0.2	1.4	1.2	0.1	0.9	0.7
Between one and five years	0.7	4.0	3.8	0.4	2.5	2.2
After five years	1.0	7.0	7.2	0.9	6.2	6.3

	1.9	12.4	12.2	1.4	9.6	9.2

Less: amounts representing future finance charges	(0.5)	(2.8)	(3.0)

Present value of lease obligations	1.4	9.6	9.2

        All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

        Repayment schedules for loans and finance leases at December 31, 2005 are as follows:

		Finance Leases
	Bank Loans	Capital	Interest	Total
	(£ millions)
Due within one year	0.2	0.1	0.1	0.2
Between one and two years	0.2	0.1	0.1	0.2
Between two and three years	2.0	0.1	0.1	0.2
Between three and four years	—	0.1	0.1	0.2
Between four and five years	—	0.1	—	0.1
After five years	—	0.9	0.1	1.0

	2.4	1.4	0.5	1.9

27. Senior Unsecured Loan Notes

	At December 31
	2005	2004	2003
	(£ millions)
Due within one year note 22
Senior unsecured loan notes 2006	3.2	—	—

Due after more than one year note 26
Senior unsecured loan notes 2006	—	2.8	3.6
Senior unsecured loan notes 2009	67.7	62.0	77.2

	67.7	64.8	80.8

	70.9	64.8	80.8

        At December 31, 2005,2004 and 2003, the following loan notes were in issue:

  a)
  $5.5 million (2004 $5.5 million; 2003 $6.4 million) bearing interest at 8.94% (2004 and 2003 9.19%) repayable on November 23, 2006;

  b)
  $36.2 million (2004 $36.2 million; 2003 $41.9 million) bearing interest at 9.06% (2004 and 2003 9.31%) repayable on November 23, 2009;

  c)
  $65.9 million (2004 $65.9 million; 2003 $76.1 million) bearing interest at 9.16% (2004 and 2003 9.41%) repayable on November 23, 2009; and

  d)
  $17.2 million (2004 $17.2 million; 2003 $19.8 million) bearing interest at 9.75% (2004 and 2003 10.00%) repayable on November 23, 2009. An interest rate derivative was entered into in 1999 to reduce the effective interest rate to 9.28% (2004 and 2003 9.53%).

        Loan notes are repayable:

  i)
  at maturity; or

  ii)
  at any time at the Company's option in an amount of not less than 5% of the aggregate principal amount then outstanding plus a make whole amount.

        The loan note agreement provides for half yearly covenant ratio testing. The covenants ratios are as follows:

  a)
  Net interest cover — greater than or equal to 3.0 times;

  b)
  Net debt to earnings before interest, tax, depreciation and amortisation ("EBITDA") — less than or equal to 3.0 times; and

  c)
  Net worth — greater than £100 million.

        Covenant ratios are calculated using UK GAAP as applied at December 31, 2002. As the loan notes were repaid in February 2006 covenant testing is not required for December 31, 2005.

        If the Group repaid at its option the total principal amount of the loan notes at December 31, 2005, a make whole amount of $14.3 million (£8.3 million) would become payable.

        On February 15, 2006 the loan notes were repaid out of the proceeds of sale of the HellermannTyton Division. A make whole amount of $13.9 million (£7.4 million) was also paid (see note 38).

28. Financial Risk Management

        The Group's principal financial instruments, other than derivatives, comprise trade receivables, trade payables, bank and other loans, loan notes, finance leases, bank overdrafts, cash and short-term deposits. The main purpose of these financial instruments, other than trade receivables and trade payables, is to raise finance for the Group's operations.

        The Group enters into derivative transactions, principally interest rate swaps and forward foreign exchange contracts, for the management of the Group's interest rate and currency risks and other exposures when deemed appropriate.

        The key objective of the Group Treasury department is to manage the financial risks of the business and to ensure that sufficient liquidity is available to the Group. All treasury activity operates within a formal control framework. The Board has approved treasury policies and guidelines and periodically reviews treasury activities. Additionally, it is the Group's policy that speculative treasury transactions are expressly forbidden.

Interest rate risk

        The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations. The objective of the Group's interest rate management policy is to reduce the volatility of the interest charge. Interest rate exposure is managed through an optimum mix of fixed and floating rate debt and the use of interest rate swaps. At December 31, 2005, after taking into account the effect of interest rate swaps, approximately 42% (2004 51%; 2003 57%) of the Group's borrowings are at a fixed rate of interest. As discussed in note 38, Post balance sheet events, the Group's senior unsecured loan notes were repaid in February 2006.

Foreign currency risk

        Currency exposures arise from trading transactions undertaken by the Group in foreign currencies and on the translation of the operating results and net assets of overseas subsidiaries. As a result of the Group having significant operations in the United States, its results can be affected significantly by movements in the US dollar exchange rate. During the year, sterling weakened against the US dollar.

        Group Treasury, by means of forward foreign exchange contracts, carries out the majority of the transaction hedging activity. The Group does not enter into instruments to hedge the translation exposure of the operating results or net assets of its overseas subsidiaries since these are accounting and not cash exposures. However, to provide a partial hedge, net investment hedges are entered into to match, as far as possible, the currency of borrowings with the currency profile of the operating results and net assets.

Credit risk

        The Group has no significant concentrations of credit risk. The Group has implemented policies that require appropriate credit checks on potential customers before sales commence. Financial instrument counterparties are subject to pre-approval by the Group Audit Committee and such approval is limited to financial institutions with a rating of Standard & Poors A or Moodys A-2 or better. The amount of exposure to any individual counterparty is subject to a limit.

Liquidity risk

        The Group's objective is to ensure that there are sufficient sources of funding to meet projected requirements. Its operations are financed through a combination of retained earnings and external financing. Financing is raised principally by the the parent Company and lent to subsidiaries on commercial terms. Debt is largely sourced from the syndicated bank market and the US private placement market.

29. Financial Instruments

(a)   Interest Rate Risk

        The interest rate profile of the Group's financial assets and liabilities at December 31, was as follows:

	At December 31, 2005
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	21.4	3.9	25.3
US dollar	10.6	2.9	13.5
Euro	4.4	2.0	6.4
Other	5.5	1.1	6.6

	41.9	9.9	51.8

        Trade receivables for the continuing and discontinued operations have been excluded from the above table as they are all due in less than one year and are non-interest bearing.

	At December 31, 2004
Financial Assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	29.1	0.2	29.3
US dollar	9.1	1.8	10.9
Euro	5.8	0.4	6.2
Other	4.3	1.2	5.5

	48.3	3.6	51.9

	At December 31, 2003
Financial assets	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	8.5	0.4	8.9
US dollar	17.2	1.1	18.3
Euro	4.0	0.6	4.6
Other	4.3	1.7	6.0

	34.0	3.8	37.8

        The financial assets of the Group comprise:

	At December 31
	2005	2004	2003
	(£ millions)
Receivables due after more than one year (excluding prepayments) note 19	—	0.2	0.2
Cash and cash equivalents note 20	49.2	51.7	37.6
Derivative financial instruments see below	2.6	—	—

	51.8	51.9	37.8

        Floating rate financial assets comprise cash deposits at call, seven day and monthly rates.

	At December 31, 2005
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	—	2.8	2.8
US dollar	31.4	44.6	6.0	82.0
Euro	1.4	0.4	0.8	2.6
Other	—	—	4.8	4.8

	32.8	45.0	14.4	92.2

        Trade payables for the continuing and discontinued operations have been excluded from the above table as they are all due in less than one year and are non-interest bearing.

	At December 31, 2004
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	—	3.0	3.0
US dollar	30.2	37.5	11.1	78.8
Euro	9.7	0.5	0.8	11.0
Other	—	0.2	—	0.2

	39.9	38.2	14.9	93.0

	At December 31, 2003
Financial liabilities	At fixed interest rates	At floating interest rates	Non-interest bearing	Total
	(£ millions)
Sterling	—	—	1.3	1.3
US dollar	43.7	40.4	16.1	100.2
Euro	10.0	0.4	1.8	12.2
Other	0.2	0.4	—	0.6

	53.9	41.2	19.2	114.3

        The financial liabilities of the Group comprise:

	At December 31
	2005	2004	2003
	(£ millions)
Short-term borrowings and overdrafts note 22	3.9	1.8	1.8
Long-term senior unsecured loan notes note 26	67.7	64.8	80.8
Long-term bank loans note 26	2.2	2.2	3.3
Long-term other loans and finance lease obligations note 26	1.3	9.3	9.2
Non-current other payables note 24	0.2	1.1	1.3
Provisions note 25	14.2	13.8	17.9
Derivative financial instruments see below	2.7	—	—

	92.2	93.0	114.3

        The floating rate liabilities at December 31, 2005 comprise primarily $72.1 million (2004 and 2003 $72.1 million) of the senior unsecured loan notes for which an interest rate swap is in place. Other floating rate liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for the time period and country.

        Finance lease obligations of the discontinued operations of £9.0 million and other loans of £0.7 million have not been included in the tables for 2005, see note 6.

        The interest rate risk profile at December 31, 2005 of financial assets and liabilities is as follows:

	At December 31, 2005
	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
	(£ millions)
Fixed rate
Senior unsecured loan notes	(3.2)	—	—	(25.8)	—	—	(29.0)
Obligations under finance leases and hire purchase contracts	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.9)	(1.4)
US dollar bank loan $4.2 million at 7% interest	(0.2)	(0.2)	(2.0)	—	—	—	(2.4)

	(3.5)	(0.3)	(2.1)	(25.9)	(0.1)	(0.9)	(32.8)

Floating rate
Cash at bank and in hand	39.3	—	—	—	—	—	39.3
Bank overdrafts	(0.4)	—	—	—	—	—	(0.4)
Senior unsecured loan notes	—	—	—	(41.9)	—	—	(41.9)
Interest rate swap (see 29(e) below)	—	—	—	(2.0)	—	—	(2.0)
Foreign currency contracts	1.9	—	—	—	—	—	1.9

	40.8	—	—	(43.9)	—	—	(3.1)

29. Financial Instruments (Continued)

        Interest on financial instruments classified as floating rate is repriced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

				At December 31, 2003
	At December 31, 2004
						Weighted average period to maturity of non-interest bearing liabilities years
	Average interest rates of fixed rate liabilities %	Weighted average period to maturity of fixed rate liabilities years	Weighted average period to maturity of non-interest bearing liabilities years	Average interest rates of fixed rate liabilities %	Weighted average period to maturity of fixed rate liabilities years
Financial liabilities
Sterling	—	—	5.0	11.5	2.3	4.7
US dollar	9.2	4.6	2.9	9.2	5.6	3.1
Euro	4.9	12.1	8.4	5.7	12.8	6.5
Other	—	—	—	11.2	2.1	—
Group	8.1	6.4	3.6	8.6	6.9	3.5

(b)   Undrawn committed borrowing facilities

        The undrawn committed borrowing facilities at December 31, were as follows:

	At December 31
	2005	2004	2003
	(£ millions)
Expiring in one year or less	30.1	31.6	61.5

        The committed borrowing facilities at December 31, 2005 comprise primarily of a £30 million working capital facility. This facility was cancelled in February 2006 on completion of the sale of the HellermannTyton Division.

(c)   Currency exposure of financial assets and liabilities

        The table shows the net unhedged monetary assets and liabilities of the Group at December 31. These monetary assets and liabilities are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statement.

	At December 31, 2005
	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	3.4	0.1	0.6	4.1
US dollar	(0.6)	—	(0.5)	—	(1.1)
Euro	(0.5)	0.8	—	(0.4)	(0.1)
Other	(0.5)	0.5	(1.2)	(0.4)	(1.6)

	(1.6)	4.7	(1.6)	(0.2)	1.3

	At December 31, 2004
	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	0.1	1.6	0.3	2.0
US dollar	(0.7)	—	(0.3)	(1.8)	(2.8)
Euro	(0.6)	(0.9)	—	—	(1.5)
Other	(0.5)	2.0	—	0.7	2.2

	(1.8)	1.2	1.3	(0.8)	(0.1)

	At December 31, 2003
	Net foreign currency monetary assets/(liabilities)
	Sterling	US dollar	Euro	Other	Total
	(£ millions)
Functional currency of Group operation
Sterling	—	(1.0)	0.6	—	(0.4)
US dollar	(0.3)	—	(0.1)	—	(0.4)
Euro	(0.8)	(1.5)	—	0.2	(2.1)
Other	(1.9)	1.7	(0.9)	0.6	(0.5)

	(3.0)	(0.8)	(0.4)	0.8	(3.4)

(d)   Fair value of financial instruments

        Set out below is a comparison by category of the carrying amounts and fair values of all of the Group's financial assets and liabilities (other than current trade and other receivables and current trade and other payables that approximate fair value) that are carried in the financial statements at other than fair values.

	At December 31
	2005		2004		2003
	Book value	Fair value	Book value	Fair value	Book value	Fair value
	(£ millions)
Financial assets
Cash and cash equivalents note 20	49.2	49.2	51.7	51.7	37.6	37.6
Other debtors note 19	—	—	0.2	0.2	0.2	0.2
Financial liabilities
Short-term borrowings and overdrafts note 22	(3.9)	(3.9)	(1.8)	(1.8)	(1.8)	(1.8)
Other financial liabilities note 24	(0.2)	(0.2)	(1.1)	(1.1)	(1.3)	(1.3)
Long-term senior unsecured loan notes note 26	(67.7)	(76.1)	(64.8)	(75.3)	(80.8)	(97.0)
Other long-term borrowings note 26	(3.5)	(3.4)	(11.5)	(11.7)	(12.5)	(11.8)
Provisions and other liabilities note 25	(14.2)	(14.2)	(13.8)	(13.8)	(17.9)	(17.9)

	(40.3)	(48.6)	(41.1)	(51.8)	(76.5)	(92.0)

Interest rate swaps	(2.0)	(2.0)	—	(1.0)	—	(1.3)
Currency derivatives	1.9	1.9	—	0.5	—	0.4

	(40.4)	(48.7)	(41.1)	(52.3)	(76.5)	(92.9)

        Market values have been used to determine the fair value of the long-term senior unsecured loan notes. The fair value of derivatives and borrowings has been calculated by discounting the expected future cash flows at prevailing interest rates.

(e)   Derivative financial instruments

        The fair value of the derivative financial instruments at December 31, 2005 is as follows:

	Assets	Liabilities
	(£ millions)
Interest rate swaps	—	(2.0)
Currency derivatives	2.6	(0.7)

	2.6	(2.7)

        The derivative financial instruments are as follows:

Interest rate swaps

        Fixed to floating interest rate swaps were entered into on May 23, 2003 on $72.1 million of the senior unsecured loan notes. The swaps terminate on November 23, 2009 and can be cancelled at the bank's option at six monthly intervals. The swaps have been transacted with two banks and are split $48.0 million and $24.1 million between them. The terms of the $48.0 million swap allow for either party to exercise a break on November 23, 2008. Should a break take place a mark to market settlement would be due at fair value.

        The interest rate swaps have been designated as hedges and following the adoption of IAS 39 on January 1, 2005 are included in the balance sheet as derivative financial instruments non-current liabilities at their fair value with movements in fair value being reflected through the income statement.

Currency derivatives

        The Group uses forward foreign exchange contracts in the management of transactional exchange rate exposures. These contracts are designated where possible as hedging instruments.

        At December 31, 2005, the Group held foreign exchange contracts designated as hedges in respect of the forward purchase of dollars to establish the sterling value of the anticipated repayment of senior unsecured loan notes associated with the disposal of the HellermannTyton Division. The terms of this contract are as follows:

	Maturity	Exchange rate
Buy US dollars 140,000,000	January 26, 2006	1.77028

        At December 31, 2005, the Group held foreign exchange contracts designated as hedges in respect of the forward purchase of Yen to establish the sterling value of the acquisition of the majority interest in the Tyton Company of Japan associated with the disposal of HellermannTyton Division. The terms of this contract are as follows:

	Maturity	Exchange rate
Buy Yen 5,252,360,000	January 26, 2006	204.59

        At December 31, 2005 the Group held various foreign exchange contracts designated as hedges in respect of the forward sale of US dollars and euro on trading transactions. These contracts total £30.6 million, are for various maturity dates over the period to December 2006 and are at exchange rates in the range 1.72 to 1.80 for US dollar contracts and 1.45 to 1.46 for euro contracts.

Hedge of net investment in foreign entities

        As at December 31, 2005 senior unsecured loan notes of $124.8 million (2004 $124.8 million; 2003 $144.2 million) have been designated as a hedge of the net investments in the United States and are being used to reduce the exposure of the foreign exchange risk. Gains or losses on the retranslation of this borrowing are transferred to equity to offset any gains or losses on translation of the net investments in subsidiaries.

        Unrealized gains and losses on instruments used for hedging are as follows:

	Year ended December 31
	2005			2004	2003
	Gains	Losses	Total net gains/(losses)	Total net gains/(losses)	Total net gains/(losses)
	(£ millions)
Unrealized gains/(losses) at January 1	0.5	(1.0)	(0.5)	(0.9)	0.9
Gains/(losses) arising in previous years realized in the year	(0.5)	—	(0.5)	(0.4)	(0.9)

Gains/(losses) arising before January 1 that were not realized in the year	—	(1.0)	(1.0)	(1.3)	—
Gains/(losses) arising in the year that were not realized	2.6	(1.7)	0.9	0.8	(0.9)

Unrealized gains/(losses) on hedges at December 31	2.6	(2.7)	(0.1)	(0.5)	(0.9)

Expected to be realized:
In one year or less	2.6	(0.7)	1.9	0.5	0.4
In later years	—	(2.0)	(2.0)	(1.0)	(1.3)

	2.6	(2.7)	(0.1)	(0.5)	(0.9)

30. Operating Lease Commitments

        At December 31, the Group had outstanding commitments for future minimum lease payments under non-cancelable operating leases, which fall due as follows:

	At December 31
	2005	2004	2003
	(£ millions)
Continuing operations
Within one year	7.6	8.3	9.0
In the second to fifth years	17.1	21.6	24.9
Over five years	5.4	10.0	10.4

	30.1	39.9	44.3

Discontinued operations
Within one year	1.6	1.7	1.4
In the second to fifth years	4.2	4.7	3.9
Over five years	9.0	10.7	6.4

	14.8	17.1	11.7

	44.9	57.0	56.0

30. Operating Lease Commitments (Continued)

        The Group leases certain land and buildings under non-cancelable operating lease agreements with a variety of terms. The Group also leases certain plant and equipment under non-cancelable operating lease agreements. Total future sub-lease payments receivable relating to the above leases amounted to £5.4 million (2004 £7.0 million; 2003 £8.0 million).

        The aggregate payments, for which there are commitments under operating leases at December 31, 2005 fall due as follows:

	Land and Buildings	Plant and Equipment	Total
	(£ millions)
Continuing operations
Due within one year	7.4	0.2	7.6
Between one and two years	6.4	0.1	6.5
Between two and three years	4.6	—	4.6
Between three and four years	3.8	—	3.8
Between four and five years	2.2	—	2.2
After five years	5.4	—	5.4

	29.8	0.3	30.1

Discontinued operations
Due within one year	1.3	0.3	1.6
Between one and two years	1.2	0.1	1.3
Between two and three years	0.9	0.1	1.0
Between three and four years	0.9	0.1	1.0
Between four and five years	0.9	—	0.9
After five years	9.0	—	9.0

	14.2	0.6	14.8

	44.0	0.9	44.9

31. Share Options

Description of employee share schemes

(a) 1995 Executive Share Option Scheme ("ESOS")

        The ESOS is now closed (however outstanding options may still be exercised) and has been replaced by the Employee Incentive Plan referred to in (b) below.

        The HM Revenue & Customs ("HMRC") approved ESOS incorporates the guidelines issued by the Association of British Insurers ("ABI") at that time. It was subsequently amended by the Board to facilitate the award of unapproved share options both in the UK and overseas.

        Awards under the ESOS, normally determined annually, were at the sole discretion of the Remuneration Committee after considering recommendations made to it by the Chief Executive. No price was payable on the grant of an option and no options have been, or could be, granted at a discount to the market price.

        The normal exercise period for options granted under the ESOS is between the third and tenth anniversary of the date of grant. Options awarded under the ESOS are subject to the achievement of an earnings per share ("EPS") performance condition before they can be exercised. The condition is that over a period of three consecutive financial years, there has been an increase in the Company's adjusted EPS which is at least 6% more than the increase in the Retail Price Index over the same period. The performance condition is tested on the third anniversary of grant and, if it has not been met at that time, at each subsequent anniversary of grant until the option expires (ie on the tenth anniversary of grant in normal circumstances).

        All ESOS grants made after May 11, 2000 to executive directors are subject to enhanced performance conditions on exercise. The performance conditions require the Company's adjusted EPS to increase over a period of three consecutive financial years within a range of 9% (minimum performance for 25% option vesting) and 15% (for 100% option vesting), with a sliding scale between these points. In addition, performance testing over the ten year option term is measured from a base point fixed at the date of grant. Performance will be tested on the third anniversary of grant and, if the target conditions at that time have not yet been met in full, performance will be tested again on the fourth and fifth anniversaries of grant only, with the performance hurdle being increased in proportion to the extended period.

(b) 2005 Employee Incentive Plan ("EIP")

        On May 4, 2005, Spirent shareholders approved the EIP to replace the now closed ESOS. The EIP is currently available for selected employees (including executive directors) on a similar discretionary basis as the ESOS and any awards will be subject to prior satisfactory individual performance. No price is payable on the grant of an award and no award has been granted at a discount to the market price. The Company is able to grant share options, including HMRC approved options, share settled stock appreciation rights ("SARs") and performance shares under the EIP.

        In normal circumstances, options or SARs under the EIP will vest three years following grant provided the Company's EPS growth targets (after excluding inflation) have been met over a three year performance period. The growth targets in respect of the initial award require that the Company's EPS increases within a range of 6% per annum (for 25% vesting) and 15% per annum (for 100% vesting) over the performance period, with a sliding scale between these points.

        In normal circumstances, performance shares under the EIP will vest three years following grant provided the Company's total shareholder return ("TSR") targets have been met over a three year performance period. The performance conditions require Spirent's TSR to be between the median of a comparator group (for 30% vesting) and the upper quartile of a comparator group (for 100% vesting) over the performance period, with a sliding scale between these points. The comparator group consists of the 30 largest companies by market capitalisation in the FTSE TechMARK 100 Index, excluding those TechMARK companies who are also constituents of the FTSE100 Index at the commencement of the performance period.

        All EIP awards will be tested once on or shortly following the third anniversary of grant. Any part of an award which does not vest shall lapse (ie there is no opportunity for retesting).

        SARs granted under the EIP will deliver the appreciation value (ie the aggregated increase in market value of an Ordinary share over the base price of the SAR) in the form of new issue Ordinary shares. This SARs approach, which is also being utilised for the Spirent Stock Incentive Plan (see note (c) below) will help the Company manage its dilution headroom more efficiently as only the SAR gain and not the entire share value needs to be funded. Using a SARs based approach, it is not possible to determine the precise level of dilution until the SARs are exercised. 2.2 million SARs with a base price of 53 pence were outstanding in respect of the EIP as at December 31, 2005, however, no SARs have been exercised.

        Options and SARs granted under the EIP expire on the tenth anniversary of their grant unless they have previously lapsed or been exercised.

(c) Spirent Stock Incentive Plan ("SSIP")

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

        Following an Extraordinary General Meeting held in June 2004, shareholders approved the renewal of the SSIP until the Company's 2007 Annual General Meeting along with several amendments including the ability to award SARs as well as stock options. The Company is mindful of the need to continue to manage shareholder dilution in a responsible manner. The current shareholder approved mandate regarding annual dilution rates includes an annual allowance of 2.5% of shares outstanding for the SSIP and 0.6% of shares outstanding for the EIP (see (b) above). The Remuneration Committee does not propose any change to the aggregate of 3.1% of shares outstanding that could be granted annually under both the SSIP and EIP, but believes it would be helpful to allow flexibility in the mix to reflect future operational requirements. 38.5 million SARs with a base price of between 42 pence and 71 pence were outstanding in respect of the SSIP at December 31, 2005, however, no SARs have been exercised.

        Awards made pursuant to the SSIP normally vest over four years, provided that the employee remains in employment. Awards normally become 25% exercisable on the first anniversary of the date of grant and thereafter in equal proportions on a monthly basis over a further 36 months. Any award not exercised by the seventh anniversary of grant will lapse.

        SSIP awards granted from June 2004 to certain senior managers will only become exercisable subject to the achievement of applicable EPS performance conditions.

        No price is payable on the grant of options or SARs and no options or SARs have been, or can be, granted at a discount to the market price.

(d) Netcom Amended and Restated Stock Option Plan ("NARSOP")

        Spirent completed the acquisition of Netcom Systems, Inc. ("Netcom") in 1999. $44.5 million of the total consideration was satisfied through the roll-over of outstanding options over Netcom shares, primarily held by Netcom employees, into options over approximately 23.8 million Ordinary shares (as adjusted) on substantially similar terms as previously existed under the NARSOP. All remaining outstanding options are fully vested and exercisable until they expire.

(e) Zarak Amended and Restated Stock Option Plan ("ZARSOP")

        Out of a total consideration of approximately 44.9 million Ordinary shares issued for the acquisition of Zarak Systems Corporation ("Zarak") in 2000, approximately 3.8 million shares arose in connection with the roll-over of outstanding options over Zarak shares into options over Spirent Ordinary shares on substantially similar terms as previously existed under the ZARSOP. These options are primarily held by Zarak employees and have either a five or ten year life from the original date of grant.

        Unvested rolled-over options were capable of immediate exercise (ie prior to their respective vesting date) and any shares arising from such an event were held in the ESOT until the relevant vesting date. The option holder was entitled to the beneficial (but not legal) interest in the shares whilst they were held in trust but they remained subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment was terminated prior to the vesting date. All ZARSOP options and resulting shares held in the ESOT have now fully vested.

(f) Caw Amended and Restated Stock Plan ("CARSP")

        Out of a total initial consideration for the acquisition of Caw Networks, Inc. ("Caw") in 2002 of $49 million, approximately $4 million was in respect of Spirent Ordinary shares and options which arose on the roll-over of outstanding options and shares under the previous Caw employee stock plan. The options and shares will vest over a period expiring in 2006 on substantially similar terms as previously existed under the CARSP. The options are held by Caw employees and have a ten year life from the original date of grant. Pursuant to the terms of the Merger Agreement for Caw, an additional cash payment of 78.8 US cents was payable as each share vested or upon the exercise of a vested option.

        Any Ordinary shares issued under the CARSP are restricted until they have vested or are not at risk from forfeiture under the plan rules. Unvested rolled-over options are capable of immediate exercise (ie prior to their respective vesting date) and any shares arising from such an event are held in the ESOT until the relevant vesting date. The option holder is entitled to the beneficial (but not legal) interest in the shares whilst they are held in the ESOT but they remain subject to forfeiture (with the original option exercise prices being refunded to the participant) if the participant's employment is terminated prior to the vesting date.

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

        The Ordinary shares subject to rolled-over options from the acquisition of Netcom, Zarak and Caw, or granted under the SSIP, do not count toward ABI scheme limits. The plans mentioned in

(a) and (d) to (f) above are closed to new entrants and no further awards of options can be made under them.

(g) UK Savings Related Share Option Scheme ("SRSOS") and 2005 Sharesave Scheme

        The SRSOS closed in 2005 and was replaced by the 2005 Sharesave Scheme. SRSOS options which remain outstanding may still be exercised prior to expiry, however no further grants can be made. Both schemes operate as HMRC approved Save-As-You-Earn schemes and are open to all UK employees, subject to a qualifying service period. Any future sharesave invitations will be made under the 2005 Sharesave Scheme, which is broadly similar to the SRSOS.

        The employee enters into a Save-As-You-Earn contract with the Company's savings carrier to save a regular sum of between £5 and £250 per month for a fixed period of either three or five years.

        No price is payable on the grant of an option. The option exercise price is calculated by reference to the middle market price of an Ordinary share on the business day prior to the beginning of the invitation period, discounted by up to 20%, at the Board's discretion. Options are normally exercisable within six months of the third, fifth or seventh anniversary of the contract commencement date, as elected by the option holder at the start of the contract.

        The Company operates the SST to honour the contractual commitment to deliver Ordinary shares against the valid exercise of outstanding options under the SRSOS. The SST, a wholly-owned subsidiary of Spirent Communications plc, acts as sole trustee. During the year, 276,196 shares were transferred to participants. SST has waived all rights to receive dividends payable on its registered shareholding except for 0.01 pence per annum in aggregate and accordingly such shareholding is not included in the Company's EPS calculation as referred to in note 12.

(h) US Employee Stock Purchase Plan ("ESPP")

        The ESPP operates on a broadly similar basis to the Sharesave Scheme. It enables the Company to grant eligible US employees the right to acquire Spirent American Depositary Shares using proceeds of a savings contract. When joining the ESPP, participants enter into a contract to save up to 15% of basic salary (gross), subject to an individual maximum of $1,000 (net) per month, over a contract period of 12 months by way of regular payroll deductions.

        No price is payable on the grant of a purchase right. The purchase price will be based on the market value of an Ordinary share either on the first day of the offering period or on the last day of the offering period, whichever price is lower, less a 15% discount or, where shares are to be subscribed, their nominal value (if greater).

(i) Global All Employee Share Purchase Plan ("GAESPP")

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

(j) UK Employee Share Purchase Plan ("UK ESPP")

        On May 4, 2005, shareholders approved the UK ESPP, which is an HMRC approved share incentive plan, available to all UK employees (subject to a qualifying service period). The UK ESPP offers three ways to provide Ordinary shares to employees: free shares, partnership shares and matching shares. The UK ESPP will operate in conjunction with a trust, which will hold the shares on the behalf of participants.

        Each year awards of free shares may be made to eligible employees up to a value of £3,000. Awards may be made subject to performance targets determined by the directors. In normal circumstances, free shares must be held in trust for between three and five years and normally become free of income tax and national insurance if held for five years.

        Employees may be offered the opportunity to purchase partnership shares out of monthly contributions taken from pre-tax salary (up to £1,500 or 10% of salary, if less). The directors determine a savings period of between one and 12 months following which the shares are purchased. Where the savings period is longer than one month, the purchase price will be the lesser of the price at the beginning of the accumulation period or the price at the end. Participants can withdraw partnership shares from the trust at anytime, however, doing so before five years may trigger a tax liability.

        If partnership shares have been offered to employees, the Company may also offer matching shares up to a maximum of two matching shares for each partnership share. In normal circumstances, matching shares must be held in trust for a period of at least three years and may be subject to forfeiture if the participant leaves employment prior to the end of this period.

        No awards have been made so far under this plan.

(k) Stock Appreciation Rights Plan ("SARP")

        The SARP was introduced in September 1999 as an interim incentive arrangement for the employees of Netcom following the closure of the NARSOP described in (d) above and subsequently for certain other employees in the Communications group. Under the SARP, recruitment, promotion and recognition awards over Ordinary shares have been made in line with historic and local competitive market practice on a quarterly basis at the discretion of a committee of senior executives. The operation of the SARP reflects as far as practicable the now closed NARSOP. Accordingly, rights under the SARP vest over four years, 25% vesting one year after the date of grant and the remainder vesting on a monthly basis over a further 36 months. Rights granted are not subject to the fulfilment of any pre-exercise performance conditions.

        The SARP will deliver the appreciation value (ie the aggregated increase in the market value of an Ordinary share over the rights price) in the form of existing Ordinary shares which have been purchased in the market by the Company's ESOT. The maximum number of shares over which SARP awards can be made is 5.25 million.

31. Share Options (Continued)

        At December 31, 2005, the following rights were outstanding under the SARP:

Rights exercise dates	Rights price	Number of rights outstanding
	(pence)	(millions)
09.10.00-06.29.10	182-400	2.4

        A reconciliation of movements in share incentives over the three years to December 31, 2005 is shown below:

	Executive Share Option Schemes(1)		2005 Employee Incentive Plan(2)		Spirent Stock Incentive Plan(3)		Acquisition Plans(4)		UK Sharesave Schemes(5)		Employee Stock Purchase Plans(6)
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)	(millions)	(pence)
Options outstanding at January 1, 2003	18.0	180	—	—	79.6	215	15.1	59	5.3	61	3.3	14
Granted	7.6	16	—	—	21.1	57	—	—	3.4	38	3.3	50
Exercised	—	—	—	—	(0.4)	16	(0.9)	17	—	—	(3.3)	14
Forfeited	(0.3)	220	—	—	(33.4)	309	(0.2)	47	(0.8)	50	—	—
Expired	(2.7)	180	—	—	(4.2)	289	(1.3)	79	(0.8)	88	—	—

Options outstanding at December 31, 2003	22.6	125	—	—	62.7	108	12.7	59	7.1	48	3.3	50
Granted	6.2	61	—	—	25.0	68	0.1	9	—	—	2.7	50
Exercised	(0.1)	29	—	—	(2.6)	24	(1.8)	20	(0.1)	41	(3.3)	50
Forfeited	(0.1)	156	—	—	(5.9)	85	(0.2)	17	(0.4)	42	—	—
Expired	(1.5)	184	—	—	(2.5)	284	(1.1)	126	(0.7)	77	—	—

Options outstanding at December 31, 2004	27.1	107	—	—	76.7	94	9.7	60	5.9	45	2.7	50
Granted	—	—	3.2	40	24.3	54	—	—	—	—	—
Exercised	(2.1)	16	—	—	(4.2)	20	(0.6)	18	(0.4)	41	(2.7)	50
Forfeited	(0.5)	141	—	—	(7.9)	67	(0.2)	10	(0.3)	41	—	—
Expired	(3.3)	175	—	—	(7.3)	177	(0.2)	123	(0.6)	68	—	—

Options outstanding at December 31, 2005	21.2	105	3.2	40	81.6	81	8.7	62	4.6	43	—	—

Options exercisable
At December 31, 2003	5.7	152	—	—	25.4	118	12.7	59	—	—	—	—
At December 31, 2004	8.2	124	—	—	36.3	118	9.7	60	0.2	110	—	—
At December 31, 2005	4.0	152	—	—	39.5	103	8.7	62	0.8	48	—	—

(1)
Includes options granted under the 1995, 1985 and International Executive Share Option Schemes. As at December 31, 2005, the 1985 and International Executive Share Option Schemes were closed and no options remained outstanding.

(2)
Figures for the 2005 Employee Incentive Plan include share options, stock appreciation rights and performance shares in aggregate.

(3)
Shows both traditional share options and share settled stock appreciation rights in aggregate. A grant of 12.1 million options with an exercise price of 60.75 pence per share awarded in December 2003 made under the Spirent Stock Incentive Plan was partially hedged by 6.1 million Ordinary shares held in trust. As at December 31, 2005, 195,756 Ordinary shares had been transferred out of the ESOT in respect of the exercise of options from this grant, leaving a balance of 5.9 million shares hedging this award.

(4)
The Acquisition Plans are share plans which originally granted options over other companies' shares which have been rolled over into Spirent shares when the said companies were acquired by Spirent Communications plc. A description of the Acquisition Plans can be found in notes (d) to (f) above.

(5)
276,196 Spirent Ordinary shares were transferred from the Spirent Sharesave Trust ("SST") to settle the exercise of UK Sharesave options in 2005. As at December 31, 2005, 3.2 million Ordinary shares remained in the SST hedging share option grants made under the Sharesave Schemes.

(6)
The Employee Stock Purchase Plans includes the US Employee Stock Purchase Plan, the Global All Employee Share Purchase Plan and the UK Employee Share Purchase Plan. No purchase rights were outstanding under these plans as at December 31, 2005.

        The following information relates to the outstanding share options:

					2005			2004			2003
Share scheme	Notes	Exercise period (as at December 31, 2005)	Range of exercise prices		Weighted average exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price	Number	Weighted average remaining contractual life
			(pence)		(pence)	(millions)		(pence)	(millions)		(pence)	(millions)
Executive Share Option Schemes(1)	a	03.25.06-03.24.13 10.03.04-08.04.14 04.11.98-05.01.12 05.11.03-04.08.11	16 56-72 91-163 305-598		16 62 125 318	5.2 6.8 6.6 2.6	7.2 8.2 4.6 4.9	16 62 133 320	7.5 7.0 9.0 3.6	8.2 9.2 5.5 5.9	16 72 132 320	7.6 0.9 10.2 4.0	9.2 7.8 6.3 6.9
Employee Incentive Plan	b	08.25.08-08.24.15	0-53	(2)	40	3.2	8.0	—	—	—	—	—	—
Spirent Stock Incentive Plan	c	10.10.03-10.09.09 11.14.03-04.09.10 05.08.04-05.07.10 09.12.03-12.07.12 10.03.02-04.06.12 08.30.02-06.12.09 06.21.02-03.13.09 05.11.01-06.06.08 09.07.01-02.14.08	6 13-18 22 38-56 61-87 94-140 141-190 270-400 488-617		6 17 22 52 67 115 143 319 583	0.2 6.5 0.1 22.6 39.4 1.5 8.3 1.7 1.3	3.8 4.0 4.3 6.5 4.9 3.1 3.2 2.0 2.0	6 17 22 46 67 119 144 321 585	0.2 10.4 0.1 2.3 46.7 2.2 10.2 2.4 2.2	4.8 5.0 5.4 5.9 5.8 4.1 4.2 2.9 3.0	6 17 22 55 66 121 144 321 583	0.3 13.5 0.1 1.8 27.0 2.5 11.4 3.0 3.1	5.8 6.0 6.4 6.5 6.2 5.1 5.2 3.9 4.0
Acquisition Plans	d,e,f	08.15.02-06.25.12 07.23.99-11.12.07 07.23.99-01.18.08 11.14.00-03.22.08 11.14.00-10.12.10 05.17.00-07.19.09 11.14.00-11.12.10	8-11 15-18 24-36 54-79 90-127 151 350-572	(3)	9 18 24 54 103 151 523	0.1 2.9 2.2 0.1 2.9 0.4 0.1	6.0 1.4 1.9 2.2 3.2 3.5 4.8	9 18 24 54 103 151 519	0.3 3.5 2.2 0.1 3.0 0.5 0.1	6.9 2.3 2.9 3.2 4.2 4.5 5.8	11 18 24 54 101 151 535	0.7 4.0 3.2 0.2 3.9 0.5 0.2	7.9 3.3 3.9 4.2 5.0 5.5 6.8
Sharesave Schemes	g	12.01.05-05.31.11 01.01.06-05.31.09 12.01.05-11.30.08	38-41 83-103 142-518		39 89 314	4.4 0.1 0.1	2.2 1.4 1.0	39 93 214	5.5 0.3 0.1	3.1 1.3 1.2	39 89 142	6.2 0.8 0.1	4.1 1.5 1.7
Employee Stock Purchase Plans	h,i,j	—	—		—	—	—	50	2.7	0.1	50	3.3	0.1

Total						119.3			122.1			108.5

(1)
Includes options granted under the 1995, 1985, and International Executive Share Option Schemes. As of December 31, 2005, the 1985 and International Executive Share Option Schemes were closed and no options remained outstanding.

(2)
Figures for the 2005 Employee Incentive Plan include share options, stock appreciation rights and performance shares in aggregate. No exercise price is payable on the vesting of a performance share.

(3)
These exercise prices relate to the Caw Amended and Restated Stock Plan and are expressed in this table in sterling using the average exchange rate between pounds sterling and US dollars for the year. The actual exercise price of these options are priced in US dollars at either 15.03 US cents or 20.03 US cents per share.

        In accordance with the rules of the following share schemes, options and purchase rights were exercised during the three years in the period ended December 31, 2005 which resulted in new ordinary shares being allotted by the Company or existing shares being transferred from Spirent Sharesave Trust ("SST") as shown below:

	Number of Ordinary shares year ended December 31			Total consideration received year ended December 31
	2005	2004	2003	2005	2004	2003
	(£ millions)			(£ millions)
Executive Share Option Schemes	2.1	0.1	—	0.3	—	—
Spirent Stock Incentive Plan	4.2	2.6	0.4	0.8	0.6	0.1
Acquisition plans(1)	0.6	1.8	0.9	0.1	0.4	0.1
All Employee Share Schemes	3.1	3.4	3.3	1.5	0.5	0.5

	10.0	7.9	4.6	2.7	1.5	0.7

(1)
The Acquisition Plans are the Netcom Amended and Restated Stock Option Plan, the Zarak Amended and Restated Stock Option Plan and the Caw Amended and Restated Stock Plan.

        During the year 276,196 shares were transferred from the SST to satisfy options exercised under the UK all employee share schemes, and 195,756 shares were transferred from the Employee Share Ownership Trust ("ESOT") to satisfy options exercised under the Spirent Stock Incentive Plan.

        There has been no material increase in the issued share capital, whether by exercise of options, purchase rights or otherwise, between the end of the year and February 23, 2006, the date on which these financial statements have been signed.

Potential dilution of issued share capital arising from employee share schemes

        In accordance with guidelines issued by the Association of British Insurers, the following information is provided in respect of possible future dilution of the Company's issued share capital arising from the exercise of awards under the Group's employee share schemes. The issued share capital at December 31, 2005 was 965.8 million. The closing price for a Spirent Ordinary share was 49.5 pence.

	At December 31, 2005
	Total number exercisable	Total exercisable below 49.5 pence(1)	Weighted average exercise price of all exercisable awards	Shares held in trust or treasury(2)	Maximum number of new issue shares required to satisfy exercisable awards(3)	Total outstanding below 49.5 pence(4)	Weighted average exercise price of all outstanding awards	Maximum number of new issue shares required to satisfy all outstanding awards(5)
	(millions)	(millions)	(pence)	(millions)	(millions)	(millions)	(pence)	(millions)
Discretionary share options	37.4	6.9	114	5.9	6.9	12.5	101	12.5
Options arising from Acquisition Plans	8.7	5.1	62	—	5.1	5.2	62	5.2
Stock appreciation rights(6)	6.2	0.1	68	—	0.1	3.0	59	0.2
Conditional shares	—	—	—	—	—	0.8	—	0.8
Stock purchase rights	—	—	—	—	—	—	—	—
Sharesave options	0.8	0.8	48	3.2	—	4.5	43	1.3

Total	53.1	12.9		9.1	12.1	26.0		20.0

(1)
This is the number of exercisable awards which have an exercise price less than 49.5 pence per share, being the Spirent Communications plc closing share price on December 31, 2005.

(2)
Shares held in trust are in relation to shares held by the Employee Share Ownership Trust and the Spirent Sharesave Trust. These shares were purchased in the market and are held to satisfy exercises under various employee share schemes. Market purchased shares have been excluded for the purposes of calculating dilution.

(3)
This is the number of shares which would need to be issued to satisfy the exercise of all exercisable awards with an exercise price of less than 49.5 pence, being the Spirent Communications plc closing share price on December 31, 2005.

(4)
Total number outstanding relates to outstanding awards (whether exercisable or not) which have an exercise price less than 49.5 pence per share, being the Spirent Communications plc closing share price on December 31, 2005.

(5)
This is the number of shares which would need to be issued to satisfy the exercise of outstanding awards (whether exercisable or not) with an exercise price of less than 49.5 pence, being the Spirent Communications plc closing share price on December 31, 2005.

(6)
This includes stock appreciation rights awarded under the Spirent Stock Incentive Plan and Employee Incentive Plan. Stock appreciation rights awarded under the Netcom Stock Appreciation Rights Plan (see note (k) above for details on this plan) are not included in the above figure and are fully hedged by shares in the Employee Share Ownership Trust.

32. Share-Based Payment

        The total charge for the year relating to employee share-based payment plans is as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations
1995 Executive Share Option Scheme	0.4	0.3	0.1
2005 Employee Incentive Plan	0.1	—	—
Spirent Stock Incentive Plan	4.4	3.6	0.2
Acquisition Plans	0.2	0.4	0.5
Employee Sharesave Schemes	—	0.5	0.1

	5.1	4.8	0.9

Discontinued operations
1995 Executive Share Option Scheme	0.4	0.2	0.1
Employee Sharesave Schemes	0.1	0.2	—

	0.5	0.4	0.1

	5.6	5.2	1.0

        The fair value of the options and purchase rights over Ordinary shares is estimated as at the date of grant using a binomial model. The following table gives the assumptions made in arriving at the share-based payments charge:

	Year ended December 31
	2005	2004	2003
Weighted average share price (pence)	53	65	36
Weighted average fair value (pence)	24	36	19
Expected volatility (%)	50-55	70	70
Expected life (years)	4.5	4.5	4.5
Risk free rate (%)	4.2	4.0-5.1	3.6-4.9
Dividend yield (%)	nil-1.0	1.0	1.0

        The expected volatility was determined by calculating the historical volatility of the Company's share price over the previous two years which management considers to be the period which is likely to be most representative of future volatility. The expected life used in the model has been adjusted, based on management's best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations. For performance shares granted under the 2005 Employee Incentive Plan, which have a market based performance condition, it has been assumed that there will be 50% vesting for valuation purposes.

        Under Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") the fair value of each option is estimated on the date of grant using a binomial option-pricing model for 2005 and the Black-Scholes option-pricing model for 2004 and 2003 with the following assumptions:

	Year ended December 31
	2005	2004	2003
Dividend yield	nil	0.9%	0.9%
Expected volatility	51%	105%	109.0%
Risk free interest rate	4.2%	3.5%	2.5%
Expected life	4.5 years	4.2 years	4.1 years

        The weighted average fair values of options granted are as follows:

	Year ended December 31
	2005	2004	2003
Options granted at market value of the underlying shares	24p	48p	31p
Options granted at a discount to the market value of the underlying shares	—	21p	23p

33. Reconciliation of Operating (Loss)/Profit to Cash Generated from Operations

	Year ended December 31
	2005	2004	2003
	(£ millions)
Continuing operations
Operating (loss)/profit	(39.0)	15.2	11.3
Adjustments for:
Goodwill impairment	37.0	—	—
Depreciation of property, plant and equipment	11.4	14.8	17.5
Loss on the disposal of property, plant and equipment	0.1	0.5	—
Impairment of property, plant and equipment	—	0.6	2.2
Share-based payment	5.1	4.8	0.9
Changes in working capital:
Deferred income received	5.8	4.9	0.2
Decrease/(increase) in receivables	0.4	(7.1)	6.7
(Increase)/decrease in inventories	(0.4)	3.5	1.8
(Decrease)/increase in payables	(16.8)	4.5	2.1
Decrease in provisions	(0.9)	(2.9)	(5.9)
Defined benefit pension plan	(3.8)	(7.8)	0.8

Cash (outflow)/generated from continuing operations	(1.1)	31.0	37.6

Discontinued operations
Operating profit	24.4	20.9	16.8
Adjustments for:
Depreciation of property, plant and equipment	11.2	10.6	11.8
Profit on the disposal of property, plant and equipment	(0.1)	(0.1)	(0.1)
Share-based payment	0.5	0.4	0.1
Changes in working capital:
Increase in receivables	(1.7)	(2.0)	(2.9)
(Increase)/decrease in inventories	(3.0)	(4.5)	1.3
Increase in payables	3.8	4.0	3.6

Cash generated from discontinued operations	35.1	29.3	30.6

Cash generated from operations	34.0	60.3	68.2

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

	Year ended December 31
	2005	2004	2003
	(£ millions)
Net assets—minority interest acquired	—	1.1	—
Goodwill	—	—	2.7

	—	1.1	2.7

Consideration
Issue of Ordinary shares—Caw Networks, Inc.	—	0.6	2.7
Cash (including expenses)	—	1.1	—
Adjustment to consideration—prior year acquisitions	—	(0.6)	—

	—	1.1	2.7

The cash flows in respect of the acquisition of subsidiaries are as follows:
Cash (including expenses)	—	(1.1)	—
Cash (accrued in prior years)	—	—	(1.1)

Net cash outflow on acquisitions	—	(1.1)	(1.1)

        The issue of Ordinary shares related to deferred consideration pursuant to the acquisition agreement with Caw Networks, Inc. 4.3 million Ordinary shares were issued on March 31, 2004 when the Spirent Ordinary share price was 75.5 pence. The consideration had been estimated in 2003 and provided at £2.7 million and adjusted in 2004 when the actual share price and exchange rate were known.

        During 2004, the minority shareholdings in two of the Network Products group's subsidiaries were acquired for a cash consideration of £1.1 million.

35. Disposal of Operations

	Year ended December 31
	2005	2004	2003
	(£ millions)
Net assets disposed of
Goodwill note 13	—	—	0.6
Property, plant and equipment note 14	—	0.1	0.7
Inventories	—	0.2	2.3
Trade and other receivables	—	1.8	2.4
Trade and other payables	—	(2.4)	(4.5)
Provisions	—	(1.2)	—
Investment in joint venture	—	—	54.3

Net (liabilities)/assets	—	(1.5)	55.8
Exchange gain transferred to profit on sale	—	—	(2.4)
Profit on disposal of operations	3.9	4.0	8.6
Disposal costs—HellermannTyton Division note 6	(6.7)	—	—

	(2.8)	2.5	62.0

        During 2005, the Group disposed of certain non-trading companies for £3.9 million and incurred costs amounting to £6.7 million in relation to the disposal of the HellermannTyton Division. The sale of the HellermannTyton Division was completed on February 15, 2006.

        During 2004, the Group disposed of its aerospace maintenance, repair and overhaul software business from within the Systems group.

        During 2003, the Group disposed of its Aviation Information Solutions businesses from within the Systems group and its interests in the WAGO joint venture.

        Cash flows in respect of the disposal of operations are as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Cash received on disposal of operations	3.9	2.5	62.0
Cash expenses paid on the disposal of the HellermannTyton Division	(1.5)	—	—

Net cash flow	2.4	2.5	62.0
Expenses accrued on the disposal of the HellermannTyton Division	(5.2)	—	—

	(2.8)	2.5	62.0

36. Related Party Transactions

        Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.

Trading transactions

        During the year, Group companies entered into the following transactions with related parties who are not members of the Group:

	Year ended December 31						At December 31
	Sales of goods			Purchases of goods			Amounts owed by related parties			Amounts owed to related parties
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(£ millions)
Associates	1.2	1.3	1.0	3.0	2.3	2.1	0.5	0.3	0.2	1.3	0.8	0.8

        Sales to and purchases from related parties are made at normal market prices.

        The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No provisions have been made in respect of the amounts owed by related parties. The amounts owed by and to related parties for 2005 are included in discontinued operations.

Remuneration of key management personnel

        The remuneration of the executive directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 'Related Party Disclosures'.

	Year ended December 31
	2005	2004	2003
	(£ thousands)
Short-term employee benefits	1,078	1,920	1,431
Share-based payment	504	222	61

	1,582	2,142	1,492

37. Transition to IFRS

        For all periods up to and including the year ended December 31, 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"). As described in notes 1 and 2 above, these financial statements, for the year ended December 31, 2005, are the first the Group is required to prepare in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU").

        Accordingly, the Group has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at January 1, 2003, the Group's date of transition to IFRS, and made those changes in accounting policies and other restatements required by IFRS 1 for the first-time adoption of IFRS. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at January 1, 2003 and its previously published UK GAAP financial statements for the two years ended December 31, 2003 and December 31, 2004.

37. Transition to IFRS (Continued)

Exemptions applied

        IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2005 year ends retrospectively. The Group has taken the following exemptions:

  •
  Comparative information on financial instruments is prepared in accordance with UK GAAP and the Group has adopted IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" from January 1, 2005.

  •
  IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" has been applied prospectively from January 1, 2005, in accordance with the requirements of that standard and IFRS 1. Accordingly, the comparative balance sheets have not been adjusted for assets and liabilities classified in 2005 as held for sale.

  •
  IFRS 3 "Business Combinations" has not been applied to acquisitions of subsidiaries or interests in associates and joint ventures that occurred before January 1, 2003.

  •
  The Group has recognized all cumulative actuarial gains and losses on pensions and other post-retirement benefits as at January 1, 2003, directly in equity. Accordingly, the Group discloses prospectively from January 1, 2003 the information required by IAS 19 "Employee Benefits" on scheme obligations, scheme assets and experience adjustments on scheme assets and liabilities, as those amounts are determined.

  •
  Cumulative currency translation differences for all foreign operations are deemed to be zero as at January 1, 2003.

  •
  IFRS 2 "Share-based Payment" has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2005.

Accounting policies applied in the two years ended December 31, 2003 and December 31, 2004

        As noted above, the Group adopted IAS 32 and IAS 39 with effect from January 1, 2005 and as permitted under IFRS 1 the Group has not restated comparative information. The new accounting policies as applied for the year ended December 31, 2005 are set out in note 2. For accounting periods up to the year ended December 31, 2004 the following accounting policies were applied in respect of financial instruments in the financial statements of Group:

Derivative instruments

        The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures.

        The Group considers its derivative instruments qualify for hedge accounting when certain criteria are met.

Forward foreign currency contracts

        The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, the gains and losses are not recognized until the transaction occurs.

Interest rate swaps

        Interest differentials are recognized by accruing with net interest payable. Interest rate swaps are not revalued to fair value or shown on the Group balance sheet at the year end. If they are terminated early, the gain or loss is spread over the remaining maturity of the original instrument.

Nature of the main adjustments to comply with IAS 32 and IAS 39

        Had IAS 32 and IAS 39 been applied from January 1, 2003 all the Group's derivative instruments would have been brought onto the balance sheet at fair value.

        Available-for-sale investments and investments held at fair value through profit and loss would have been carried at fair value rather than at cost.

        Following adoption of IAS 32 and 39 by the Group, forward currency contracts with a positive fair value of £0.5 million and interest rate swaps with negative fair value of £1.0 million have been recognized in the Group balance sheet at January 1, 2005.

Restatement on the first-time application of IAS 32 and IAS 39

(£ millions)
Current assets—Financial assets	0.5
Non-current liabilities—Financial liabilities	(1.0)
Long term borrowings	0.4

Total change in equity	(0.1)

Explanation of IFRS adjustments to the income statements and balance sheets

        The most significant adjustments arising from the Group's transition to IFRS are described below and their financial effect is set out in the following reconciliations.

(a)   IFRS 2 "Share-based Payment"

        IFRS 2 requires an expense to be recognized where the Group buys goods or services in exchange for shares or rights over shares (equity-settled transactions), or in exchange for other assets equivalent in value to a given number of shares or rights over shares (cash-settled transactions). The main impact of IFRS 2 on the Group is the measurement of the expense for employees' and directors' share options and other share-based incentives by using an option-pricing model.

Effect on the income statement

        This change has resulted in an increase in the reported charge for share-based payment of £4.6 million for 2004 and £0.4 million for 2003.

        The effect of this revised policy on the basic and diluted EPS is as follows:

  •
  For 2004 a decrease in basic earnings per share of 0.49 pence (2003 0.04 pence).

  •
  For 2004 a decrease in diluted earnings per share of 0.48 pence (2003 0.04 pence).

Effect on equity

        There is no net effect on equity.

(b)   IAS 19 "Employee Benefits"

        IAS 19 permits two different approaches for the recognition of actuarial gains and losses. The Group is adopting the approach which is similar to the UK Standard, Financial Reporting Standard ("FRS") 17 "Retirement Benefits". Spirent adopted FRS 17 for UK GAAP reporting in 2003 and restated the consolidated balance sheet at January 1, 2003 for the adoption of this standard. The implementation of IAS 19 in respect of defined benefit pension schemes has had no effect on the reported results of the Group compared with the results reported under UK GAAP.

        Under UK GAAP a deferred tax asset arose in respect of the retirement benefit obligation on the defined benefit pension schemes and this was set off against the obligation for disclosure purposes. IAS 19 requires that the deferred tax asset be separately disclosed as a non-current asset.

        IAS 19 also requires companies to make an accrual for holiday pay; under UK GAAP this was not mandatory.

Effect on the income statement

        The requirement to accrue holiday pay has resulted in a credit to the income statement of £0.8 million for 2004 and no adjustment for 2003.

        The effect of this revised policy in respect of the requirement to accrue holiday pay on the basic and diluted EPS is as follows:

  •
  For 2004 an increase in basic earnings per share of 0.09 pence (2003 nil).

  •
  For 2004 an increase in diluted earnings per share of 0.08 pence (2003 nil).

Effect on equity

        At December 31, 2004, a deferred tax asset of £11.1 million has been reclassified from the defined benefit pension plan deficit to non-current assets. A similar reclassification was made of £13.0 million at December 31, 2003. No deferred tax asset was recognized at the transition date January 1, 2003.

        An additional accrual of £0.2 million for holiday pay has been reported and included in trade and other payables at December 31, 2004. A similar adjustment of £1.0 million was made at December 31, 2003 and £1.0 million at January 1, 2003.

(c)   IFRS 3 "Business Combinations"

(i)    Goodwill amortization

        The Group made no acquisitions in 2003 or 2004 and has elected not to restate business combinations prior to the transition date of January 1, 2003. The effect of the adoption of IFRS 3 on the Group's accounting policies has therefore had no impact on the book value of assets and liabilities acquired for prior period acquisitions.

        The adoption of IFRS 3 and IAS 36 "Impairment of Assets" has resulted in the Group ceasing annual goodwill amortization from January 1, 2003 and introduced the requirement to test for impairment annually at the level of the cash-generating unit or cash-generating units to which goodwill has been allocated (unless an event occurs during the year which requires the goodwill to be tested more frequently).

        In addition, the reversal of goodwill amortization has resulted in a higher goodwill balance denominated in foreign currencies and hence has adjusted the exchange difference on retranslation of goodwill into sterling at each reporting date.

Effect on the income statement

        Goodwill amortization of £9.1 million charged in 2004 and £9.7 million charged in 2003 under UK GAAP has been reversed in the restatements under IFRS.

        The effect of this revised policy due to the adoption of IFRS 3 on the basic and diluted EPS is as follows:

  •
  For 2004 an increase in basic earnings per share of 0.97 pence (2003 1.04 pence).

  •
  For 2004 an increase in diluted earnings per share of 0.96 pence (2003 1.03 pence).

Effect on equity

        A cumulative exchange difference of £1.1 million arises on the retranslation of the adjusted goodwill balance at December 31, 2004. The equivalent cumulative exchange difference was £0.4 million at December 31, 2003.

        The reversal of the cumulative goodwill amortization from transition date together with the exchange effects outlined above have increased the carrying value of goodwill at December 31, 2004 by £17.7 million. The cumulative adjustment at December 31, 2003 was £9.3 million.

(ii)   Profit or loss on disposal

        Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and will not be included in the calculation of any profit or loss on any subsequent disposal under IFRS.

Effect on the income statement

        Goodwill written off to reserves arising prior to 1998 and reinstated under UK GAAP on the disposal of operations has been reversed in the amount of £4.9 million and £2.6 million in 2004 and 2003, respectively.

37. Transition to IFRS (Continued)

        The effect of this revised policy due to the adoption of IFRS 3 on the basic and diluted EPS is as follows:

  •
  For 2004 an increase in basic earnings per share of 0.52 pence (2003 0.28 pence).

  •
  For 2004 an increase in diluted earnings per share of 0.51 pence (2003 0.27 pence).

Effect on equity

        There is no net effect on equity.

(d)   IAS 12 "Income Taxes"

        IAS 12 requires that deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. These deferred tax liabilities were not required to be recognized under UK GAAP.

Effect on the income statement

        The tax charge for the Group has increased by £0.1 million and that for the associate by £0.1 million for 2003 under IFRS. There is no effect on the income statement in 2004 and therefore there is no effect on basic or diluted earnings per share (2003 basic and diluted 0.02 pence decrease).

Effect on equity

        Under IFRS additional deferred tax liabilities for subsidiaries have been recognized of £0.6 million and for associates of £1.5 million at December 31, 2004 and at December 31, 2003. At the transition date, January 1, 2003, tax liabilities of £0.4 million for subsidiaries and £1.4 million for associates have been recognized under IFRS.

(e)   IAS 28 "Investments in Associates" and IAS 31 "Interests in Joint Ventures"

        IAS 28 and IAS 31 require that the Group's share of the associates' or joint ventures' net profit or loss be disclosed in the income statement as one line after charging or crediting the Group's share of the associates' or joint ventures' interest and tax. Under UK GAAP the Group's share of interest and tax of the associates and joint ventures were disclosed within the interest or tax lines in the income statement.

Effect on the income statement

        An amount of £1.0 million of tax has been reclassified to the associates' result from the tax charge in 2004 under IFRS. In 2003, £0.2 million of interest and £1.1 million of tax have been reclassified to the joint ventures' result and £0.9 million of tax to the associates' result.

Effect on equity

        There is no effect on equity.

(f)    IAS 21 "The Effects of Changes in Foreign Exchange Rates"

        The Group has elected to adopt IAS 21 from the transition date, January 1, 2003. As a result any goodwill arising on the acquisition of a foreign subsidiary and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at the closing rate. Goodwill acquired prior to January 1, 2003 that has been treated as an asset of the parent is reported in pounds sterling at the date of transition.

        Exchange differences arising from the retranslation of opening net assets of overseas subsidiaries and exchange adjustments arising from the translation of the results of overseas subsidiaries, joint ventures and associates, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognized as part of the profit or loss on disposal should an operation be disposed of. The Group has elected to apply the exemption that allows the cumulative translation differences for all foreign operations to be deemed to be zero at the date of transition to IFRS, January 1, 2003. The Group has similarly elected that the gain or loss on the subsequent disposal of any foreign operation shall exclude translation differences that arose before the transition date.

        For disposals in 2003 and 2004 that occurred after the transition date, the profit or loss on disposal has been restated so as to include the effect of any post-transition translation differences.

Effect on the income statement

        There is no effect on the income statement in 2004. In 2003, exchange gains of £2.4 million on foreign operations disposed of have been credited to the income statement.

        The effect of this revised policy on the basic and diluted earnings per share is as follows:

  •
  For 2004 there is no effect on basic earnings per share (2003 0.25 pence increase).

  •
  For 2004 there is no effect on diluted earnings per share (2003 0.25 pence increase).

Effect on equity

        At December 31, 2004, cumulative translation adjustments of £2.8 million have been transferred to a separate translation reserve in accordance with IAS 21. These, together with the translation effects of other IFRS adjustments, result in a closing balance of £1.6 million on the translation reserve at this date. The translation reserve at December 31, 2003 was a credit balance of £3.0 million.

(g)   Reclassifications

        Some reclassifications are required in the restatements under IFRS.

Effect on the income statement

        For the defined benefit pension schemes a credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities, because the benefits are one year closer to settlement, were included in other finance expense or income in the income statement under UK GAAP. Under IFRS this charge or credit has been reclassified as finance costs.

Effect on equity

        Under IFRS it is necessary to classify provisions into short-term provisions and non-current provisions.

        Under IFRS the investment in own shares has been reclassified to retained earnings in the transition date balance sheet and at December 31, 2003. The investment in own shares was deducted from retained earnings at December 31, 2004 for UK GAAP so no adjustment is required.

        For UK GAAP purposes in the following reconciliations the defined benefit pension plan deficit has been reclassified as a non-current liability.

Other

        The Group has applied IAS 39 prospectively, that is with effect from January 1, 2005, and hence no adjustments for financial instruments are required in the income statement restatements for 2003 or 2004.

Reconciliation of equity at January 1, 2003

	Notes	UK GAAP	Effect of transition to IFRS	IFRS
		(£ millions)
Non-current assets
Goodwill		113.6	—	113.6
Property, plant and equipment		110.0	—	110.0
Investment in joint venture		50.1	—	50.1
Investment in associates	a	13.3	(1.4)	11.9
Trade and other receivables		2.0	—	2.0

		289.0	(1.4)	287.6

Current assets
Inventories		61.5	—	61.5
Trade and other receivables		95.3	—	95.3
Cash and cash equivalents		83.6	—	83.6

		240.4	—	240.4

Total assets		529.4	(1.4)	528.0

Current liabilities
Trade and other payables	c	(88.0)	(1.0)	(89.0)
Current tax		(19.5)	—	(19.5)
Short-term borrowings and overdrafts		(1.8)	—	(1.8)
Provisions and other liabilities	d	—	(5.7)	(5.7)

		(109.3)	(6.7)	(116.0)

Non-current liabilities
Trade and other payables		(4.7)	—	(4.7)
Long-term borrowings		(243.6)	—	(243.6)
Defined benefit pension plan deficit		(46.2)	—	(46.2)
Deferred tax	e	(2.4)	(0.4)	(2.8)
Provisions and other liabilities	d	(26.0)	5.7	(20.3)

		(322.9)	5.3	(317.6)

Total liabilities		(432.2)	(1.4)	(433.6)

Net assets		97.2	(2.8)	94.4

Share capital		31.3	—	31.3
Share premium account		696.1	—	696.1
Capital reserve		17.6	—	17.6
Capital redemption reserve		0.7	—	0.7
Retained loss	f	(648.5)	(4.9)	(653.4)
Investment in own shares	b	(2.1)	2.1	—
Minority interests		2.1	—	2.1

Total equity		97.2	(2.8)	94.4

Notes to the reconciliation of equity at January 1, 2003

a
Additional deferred tax liabilities recognized in relation to associates.

b
Investment in own shares reclassified as treasury stock and shown as a deduction from equity.

c
Accrual for vacation earned but not taken at the year end extended to include all subsidiaries within the Group.

d
Reclassification of the current portion of lease provisions from provisions under UK GAAP to short-term provisions under IFRS.

e
Additional deferred tax liabilities recognized in relation to subsidiaries.

f
Net adjustment to retained earnings.

Reconciliation of equity at December 31, 2003

	Notes	UK GAAP	Effect of transition to IFRS	IFRS
		(£ millions)
Non-current assets
Goodwill	a	101.6	9.3	110.9
Property, plant and equipment		90.2	—	90.2
Investment in joint venture		0.3	—	0.3
Investment in associates	b	14.6	(1.5)	13.1
Trade and other receivables		1.7	—	1.7
Deferred tax	c	—	13.0	13.0

		208.4	20.8	229.2

Current assets
Inventories		55.0	—	55.0
Trade and other receivables		85.2	—	85.2
Cash and cash equivalents		37.6	—	37.6

		177.8	—	177.8

Total assets		386.2	20.8	407.0

Current liabilities
Trade and other payables	d	(86.6)	(1.0)	(87.6)
Current tax		(24.7)	—	(24.7)
Short-term borrowings and overdrafts		(1.8)	—	(1.8)
Provisions and other liabilities	e	—	(4.6)	(4.6)

		(113.1)	(5.6)	(118.7)

Non-current liabilities
Trade and other payables		(2.3)	—	(2.3)
Long-term borrowings		(93.3)	—	(93.3)
Defined benefit pension plan deficit	c	(35.2)	(13.0)	(48.2)
Deferred tax	f	(2.3)	(0.6)	(2.9)
Provisions and other liabilities	e	(17.9)	4.6	(13.3)

		(151.0)	(9.0)	(160.0)

Total liabilities		(264.1)	(14.6)	(278.7)

Net assets		122.1	6.2	128.3

Share capital		31.5	—	31.5
Share premium account		697.5	—	697.5
Capital reserve		17.7	—	17.7
Capital redemption reserve		0.7	—	0.7
Translation reserve	g	—	3.0	3.0
Investment in own shares	h	(2.6)	2.6	—
Retained loss	i	(624.9)	0.6	(624.3)
Minority interests		2.2	—	2.2

Total equity		122.1	6.2	128.3

Notes to the reconciliation of equity at December 31, 2003

a
Elimination of goodwill amortization from January 1, 2003.

b
Additional deferred tax liabilities recognized in relation to associates.

c
Deferred tax asset on pension scheme is required to be shown separately.

d
Accrual for vacation earned but not taken at the year end extended to include all subsidiaries within the Group.

e
Reclassification of the current portion of lease provisions from provisions under UK GAAP to short-term provisions under IFRS.

f
Additional deferred tax liabilities recognized in relation to subsidiaries.

g
Separate translation reserve required.

h
Reclassify own shares within retained earnings.

i
Net adjustment to retained earnings.

37. Transition to IFRS (Continued)

Reconciliation of equity at December 31, 2004

	Notes	UK GAAP	Effect of transition to IFRS	IFRS
		(£ millions)
Non-current assets
Goodwill	a	88.8	17.7	106.5
Property, plant and equipment		86.3	—	86.3
Investment in associates		15.8	(1.5)	14.3
Trade and other receivables		1.5	—	1.5
Deferred tax	b	—	11.1	11.1

		192.4	27.3	219.7

Current assets
Inventories		54.0	—	54.0
Trade and other receivables		88.4	—	88.4
Cash and cash equivalents		51.7	—	51.7

		194.1	—	194.1

Total assets		386.5	27.3	413.8

Current liabilities
Trade and other payables	c	(90.6)	(0.2)	(90.8)
Current tax		(26.2)	—	(26.2)
Short-term borrowings and overdrafts		(1.8)	—	(1.8)
Provisions and other liabilities	e	—	(4.2)	(4.2)

		(118.6)	(4.4)	(123.0)

Non-current liabilities
Trade and other payables		(3.9)	—	(3.9)
Long-term borrowings		(76.3)	—	(76.3)
Defined benefit pension plan deficit	b	(27.0)	(11.1)	(38.1)
Deferred tax	d	(1.9)	(0.6)	(2.5)
Provisions and other liabilities	e	(13.8)	4.2	(9.6)

		(122.9)	(7.5)	(130.4)

Total liabilities		(241.5)	(11.9)	(253.4)

Net assets		145.0	15.4	160.4

Share capital		31.9	—	31.9
Share premium account		1.3	—	1.3
Capital reserve		10.9	—	10.9
Capital redemption reserve		—	—	—
Translation reserve	f	—	1.6	1.6
Retained earnings	g	99.6	13.8	113.4
Minority interests		1.3	—	1.3

Total equity		145.0	15.4	160.4

Notes to the reconciliation of equity at December 31, 2004

a
Elimination of goodwill amortization from January 1, 2003.

b
Deferred tax asset on pension scheme is required to be shown separately.

c
Accrual for vacation earned but not taken at the year end extended to include all subsidiaries within the Group.

d
Additional deferred tax liabilities recognized in relation to subsidiaries.

e
Reclassification of the current portion of lease provisions from provisions under UK GAAP to short-term provisions under IFRS.

f
Separate translation reserve required under IFRS.

g
Net adjustment to retained earnings.

Reconciliation of the income statement for 2003

	Notes	UK GAAP	Effect of transition to IFRS	Effect of proposed disposal of HellermannTyton[g]	IFRS
		(£ millions)
Continuing operations
Revenue		466.2	—	(174.4)	291.8
Cost of sales		(279.8)	—	105.5	(174.3)

Gross profit		186.4	—	(68.9)	117.5
Operating expenses	a	(167.6)	9.3	52.1	(106.2)

Operating profit		18.8	9.3	(16.8)	11.3
Profit from interests in joint ventures	b	2.7	(1.3)	—	1.4
Share of profit of associates	c	2.1	(1.0)	(1.1)	—

Operating profit of the Group, joint venture and associates		23.6	7.0	(17.9)	12.7
Profit on the disposal of operations	d	3.6	5.0	—	8.6

Profit before interest		27.2	12.0	(17.9)	21.3
Finance income		3.1	—	(0.2)	2.9
Finance costs	e	(28.5)	(1.3)	1.0	(28.8)
Other finance expense	e	(1.5)	1.5	—	—

Profit/(loss) before tax		0.3	12.2	(17.1)	(4.6)
Tax	f	(0.6)	1.9	2.9	4.2

Loss for the year from continuing operations after tax		(0.3)	14.1	(14.2)	(0.4)
Discontinued operations
Profit for the year from discontinued operations	g	—	—	14.2	14.2

(Loss)/profit for the year		(0.3)	14.1	—	13.8

Attributable to
Equity holders of the parent		(0.5)	14.1	—	13.6
Minority shareholders' interests—discontinued operations		0.2	—	—	0.2

(Loss)/profit for the year		(0.3)	14.1	—	13.8

Notes to the reconciliation of the consolidated income statement for 2003

a
The adjustment to operating expenses under IFRS is made up of the following items:

£ million
Reversal of UK GAAP goodwill amortization charge	9.7
Additional share-based payment charge under IFRS 2	(0.4)

9.3

b
Under IAS 31 income from interests in joint ventures is shown net of taxation (£1.1 million) and finance costs (£0.2 million).

c
Under IAS 28 share of profit of associates is shown net of tax (£0.9 million) and an adjustment of £0.1 million in relation to deferred tax liabilities under IAS 12.

d
Under IFRS goodwill previously written off to reserves of £2.6 million is not reinstated on the disposal of operations. In addition, there are exchange gains on foreign operations of £2.4 million that under IAS 21 were taken to equity and on disposal of those operations have now been transferred to the income statement.

e
The adjustment to finance costs under IFRS relates to the reclassification of the finance expense arising on defined benefit pension schemes of £1.5 million to other finance expense and a reduction of £0.2 million for finance costs of the joint venture.

f
The adjustment to tax relates to the tax charge for the associates and joint venture (see (b) and (c) above) and a deferred tax charge which arises in relation to temporary differences for investments in subsidiaries under IAS 12.

g
The income statement has been adjusted to reflect the effect of the proposed disposal of the HellermannTyton Division which is a discontinued operation under IFRS but not under UK GAAP in 2005.

Reconciliation of the income statement for 2004

	Notes	UK GAAP	Effect of transition to IFRS	Effect of proposed disposal of HellermannTyton[f]	IFRS
		(£ millions)
Continuing operations
Revenue		475.0	—	(187.8)	287.2
Cost of sales		(274.9)	—	109.7	(165.2)

Gross profit		200.1	—	(78.1)	122.0
Operating expenses	a	(169.3)	5.3	57.2	(106.8)

Operating profit		30.8	5.3	(20.9)	15.2
(Loss) from interest in joint venture		(0.7)	—	—	(0.7)
Share of profit of associates	b	2.8	(1.0)	(1.8)	—

Operating profit of the Group, joint venture and associates		32.9	4.3	(22.7)	14.5
(Loss)/profit on the disposal of operations	c	(0.9)	4.9	—	4.0

Profit before interest		32.0	9.2	(22.7)	18.5
Finance income		1.6	—	(0.2)	1.4
Finance costs	d	(8.9)	(0.7)	0.9	(8.7)
Other finance expense	d	(0.7)	0.7	—	—

Profit before tax		24.0	9.2	(22.0)	11.2
Tax	e	(7.7)	1.0	4.7	(2.0)

Profit for the year from continuing operations after tax		16.3	10.2	(17.3)	9.2

Discontinued operations
Profit for the year from discontinued operations	f	—	—	17.3	17.3

Profit for the year		16.3	10.2	—	26.5

Attributable to
Equity holders of the parent		16.0	10.2	—	26.2
Minority shareholders' interests—discontinued operations		0.3	—	—	0.3

Profit for the year		16.3	10.2	—	26.5

Notes to the reconciliation of the consolidated income statement for 2004

a
The adjustment to operating expenses under IFRS is made up of the following items:

(£ millions)
Reversal of UK GAAP goodwill amortization charge	9.1
Decrease in vacation accrual	0.8
Additional share-based payment charge under IFRS 2	(4.6)

5.3

b
Under IAS 28 share of profit of associates is shown net of taxation (£1.0 million).

c
Under IFRS goodwill previously written off to reserves is not reinstated on the disposal of operations.

d
The adjustment to finance costs under IFRS relates to the reclassification of the finance expense arising on defined benefit pension schemes to other finance expense.

e
The adjustment to tax under IFRS relates to the tax charge for the associates (see (b) above).

f
The income statement has been adjusted to reflect the effect of the proposed disposal of the HellermannTyton Division which is a discontinued operation under IFRS but not under UK GAAP in 2005.

Explanation of material adjustments to the cash flow statement for 2004 and 2003

        Income taxes of £3.1 million paid during 2004 (2003 received £8.9 million) are classified as operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP. There are no other material differences between the cash flow statements presented under IFRS and the cash flow statements presented under UK GAAP.

38. Post Balance Sheet Events

        On January 23, 2006 the Group announced that it had entered into an agreement to acquire SwissQual Holding AG ("SwissQual") for an initial consideration of CHF 62.5 million (£27.7 million). The initial consideration was paid in cash on completion on January 23, 2006 out of cash resources and utilisation of a new bank facility that was set up specifically for the purpose. A further CHF 28.0 million (£12.4 million) is payable in 2007 depending on revenue growth and various technical milestones.

        On February 13, 2006 the Group announced the acquisition of QuadTex Systems, Inc for $7.5 million (£4.2 million) payable in cash on completion with a further $1.5 million (£0.9 million) payable depending on certain technical milestones and the retention of key employees.

        These acquisitions are in line with Spirent's stated strategy to make selective acquisitions as it focuses on its communications activities.

        SwissQual will enhance Spirent's wireless market presence principally by bringing it into a new market "Subscriber Experience Management" for wireless networks and enable Spirent's entry into the video intensive handset applications testing market through access to new technology whilst broadening its geographic coverage and expanding its customer base.

        QuadTex is a US based provider of innovative and leading test tools for internet protocol multimedia subsystem ("IMS") and voice over IP ("VoIP") testing. IMS, which is being driven by fixed mobile convergence ("FMC"), requires comprehensive and flexible protocol testing tools. Unlike existing tools, QuadTex provides highly flexible and easy to use protocol test systems allowing users to test the functionality and interoperability of IMS systems. The need for testing new protocols or modified versions of existing protocols for FMC and IMS deployment is a market that Spirent has identified as a key area of focus.

        The disposal of The HellermannTyton Division was completed on February 15, 2006 when proceeds of £288.9 million were received at a cash free/debt free equivalent value. These proceeds have been applied as follows:

  •
  Repayment of the senior loan notes of $124.8 million (£71.5 million).

  •
  Payment of the make whole amount (an amount which becomes payable on the early redemption of the senior loan notes) of $12.9 million (£7.4 million).

  •
  Break fees of £2.3 million in respect of interest rate swaps taken out in connection with the senior loan notes.

  •
  Special contribution of £47.0 million to the UK final salary pension scheme.

  •
  Repayment and cancellation of the bank facility in connection with the acquisition of SwissQual.

        Taking these transactions into account the pro forma cash balance is approximately £150 million, of this, £50 million has been earmarked to fund the on-market share repurchase programme. The programme is expected to begin in the second quarter, following the completion of certain actions: establishing distributable reserves in the parent Company, clearance from the Pension Regulator and the approval from shareholders to make on-market share repurchases of up to 14.99 per cent of the Company's issued share capital.

        Following the disposal of the HellermannTyton Division the Company issued notices of cancellation in respect of all its borrowing facilities.

SPIRENT COMMUNICATIONS plc

NOTES TO THE FINANCIAL STATEMENTS

39. Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

        The Group's consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from those accounting principles generally accepted in the United States ("US GAAP"). The following are the main differences between IFRS and US GAAP that are relevant to the Group's net income and shareholders' equity for 2005.

(a)   Revenue recognition

        Under IFRS, multiple-element arrangements with hardware, software and post contract support ("PCS") components are accounted for as two or more separate transactions only where the commercial substance is that the individual components operate independently of each other because they are capable of being provided separately from one another and it is possible to attribute reliable fair values to every component. To the extent that a separate component comprises a product sale of hardware or software, revenue is recognized at the time of delivery and acceptance and when there are no significant vendor obligations remaining. Terms of acceptance are dependent upon the specific contractual arrangement agreed with the customer. Revenue is recognized on other components as the Group fulfills its contractual obligations and to the extent that it has earned the right to consideration.

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

        Under US GAAP, the Group does not have VSOE for certain elements of certain multiple-element arrangements with customers in the Service Assurance division of our Communications group. The terms of these arrangements with customers include, among other terms, PCS for hardware and software and the provision of product roadmaps, which contain expected release dates of planned updates and enhancements. The existence of a particular item on the roadmap does not, in itself, create a contractual obligation to deliver that item; however, under US GAAP an implied obligation is deemed to exist. As a consequence of the terms of these arrangements revenue is deferred under US GAAP and does not start to be recognized until delivery or discharge of the obligation in respect of the final element of the arrangement for which VSOE is not determinable. If this final element is PCS, then revenue is recognized over the remaining term of the PCS contract. The Service Assurance division has a number of multi-year contracts for PCS and this has the effect of extending the period over which revenue is recognized for US GAAP.

        Direct costs of the delivered products for which revenue recognition is deferred are also deferred.

        The above gives rise to an IFRS to US GAAP difference in respect of revenue recognition in the reconciliations of both net income and shareholders' equity.

(b)   Goodwill and Other Intangible Assets

(i)    Impairment of Goodwill and Long-lived assets

        Under US GAAP the carrying value of goodwill is lower than under IFRS. This is primarily because the acquisition of subsidiaries made prior to the transition to IFRS on 1 January 2003 gave rise to other intangible assets under US GAAP which were not separately identified from goodwill under UK GAAP. On the adoption of IFRS the Company has elected not to apply IFRS 3 to acquisitions prior to 1 January 2003. These intangible assets are being amortized over their individually determined estimated useful economic lives, subject to Financial Accounting Standard (FAS) 144 "Accounting for the Impairment or Disposal of Long-lived assets", which requires review for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. Under IFRS these intangible asset balances arising on acquisitions prior to 1 January 2003 are included in goodwill.

        Goodwill is not amortized under IFRS or US GAAP but is subject to an annual review for impairment and is also tested when events or changes in circumstances indicate that its carrying value may not be recoverable. As a result of the substantial drop in activity levels in the Service Assurance division in the first quarter of 2005 we undertook an independent valuation of this division as we considered these conditions to have been met. This resulted in a goodwill impairment charge of £37.0 million under IFRS, as we wrote the carrying value down to the fair value determined by the independent valuation. The US GAAP carrying value of this division was, however, already lower than its fair value, as a result of the amortisation of other intangible assets, so no impairment was recorded under US GAAP.

        Under US GAAP, SFAS No. 142 "Goodwill and Other Intangible Assets" requires that goodwill is subject to periodic review for impairment on a reporting unit basis.

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

        Having identified its reporting units the Group obtained independent valuations for SFAS No. 142 purposes at November 30, 2003, 2004 and 2005 for Service Assurance, Performance Analysis and Network Products. These step 1 results did not indicate impairment in any of the Group's reporting units at these dates.

        Under US GAAP, SFAS No. 144 requires long-lived assets to be tested for impairment if events or changes in circumstances indicate the carrying value may not be recoverable. SFAS No. 144 does not apply to goodwill or intangible assets with an indefinite life. The Group did not consider the criteria necessitating an impairment review to have been met at November 30, 2003, 2004 or 2005.

        Prior to the transition to IFRS on 1 January 2003, impairment charges on goodwill and other intangible assets were recorded as an increase in accumulated amortization. Under US GAAP, impairment charges are recorded as a reduction in cost. This classification difference is reflected in the goodwill balance arising on transition to IFRS and hence in the presentation of goodwill and intangible assets within the reconciliation of shareholders' equity.

(ii)   Amortization of other intangible assets

        Under IFRS, the Group does not have any other intangible assets arising on the acquisition of subsidiaries. This is because the group has made no acquisition since the date of transition to IFRS on 1 January 2003 and as of that date no intangible assets existed under UK GAAP.

        Under US GAAP, other intangible assets arising on acquisitions are being amortized over their useful economic lives.

(iii) Additional disclosures

        The changes during 2004 and 2005 in the US GAAP carrying value of goodwill per segment are presented in the table below:

	Performance Analysis	Service Assurance	Network Products	Systems	Total
	(£ millions)
Balance as of January 1, 2004	2.3	12.3	28.1	1.2	43.9
Currency translation adjustment	(0.2)	(0.9)	—	—	(1.1)

Balance as of January 1, 2005	2.1	11.4	28.1	1.2	42.8
Currency translation adjustment	0.4	1.3	—	—	1.7

Balance as of December 31, 2005	2.5	12.7	28.1	1.2	44.5

        Intangible assets subject to amortization by major class, which constitute more than 5% of total assets, are as follows:

	Developed Technology	Other	Total
	(£ millions)
As at December 31, 2004
Gross carrying amount	52.6	25.9	78.5
Accumulated amortization	(34.9)	(19.0)	(53.9)

Carrying amount	17.7	6.9	24.6

As at December 31, 2005
Gross carrying amount	58.7	28.3	87.0
Accumulated amortization	(44.8)	(23.9)	(68.7)

Carrying amount	13.9	4.4	18.3

Weighted average amortization period (years)	6.4	6.5	6.4

        The amortization expense for the year ended December 31, 2005 is £8.4 million (2004 £8.7 million, 2003 £10.4 million). Amortization expense for intangible assets is expected to be £8.4 million in 2006, £7.5 million in 2007, £2.4 million in 2008, and nil in 2009 and thereafter.

(c)   Stock-based Compensation

        Under IFRS, where employees of the Group receive remuneration for services rendered in the form of shares or rights over shares the cost is measured by reference to the fair value at the date at which they were granted. The fair value is determined using a binomial model. The cost of these equity-settled transactions is recognized over the period in which the performance conditions are fulfilled, ending on the date at which the employee becomes fully entitled to the award (vesting date). No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition. The Group has taken advantage of the transitional provisions of IFRS 1 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after November 7, 2002, which were unvested at January 1, 2005.

        For the purposes of the reconciliations below, the Group has elected to use the intrinsic value basis as set forth in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in determining any compensation expense under US GAAP. The compensation expense arising in respect of variable schemes under US GAAP is determined by reference to the market price of the Company's shares at each period end compared with the option price and is charged to income over the vesting period.

        Under US GAAP, the following accounting results for each stock option scheme:

(i)    1995 Executive Share Option Scheme

        The presence of earnings per share performance criteria in the vesting terms results in no measurement date arising until the conditions are resolved. Accordingly, under APB 25, the scheme is deemed to be a variable scheme.

(ii)   2005 Employee Incentive Plan

        Under APB 25 this scheme is accounted for as a variable scheme due to the presence of performance criteria in the vesting terms of awards.

(iii) UK Savings Related Share Option Scheme and 2005 Sharesave Scheme.

        These schemes are accounted for as fixed schemes; however, in accordance with Financial Accounting Standards Board Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB Opinion No. 25" ("FIN 44") a compensation charge arises under the Group's Save-As-You-Earn schemes as the discount of 20% exceeds the maximum discount permitted of 15%.

(iv)  Netcom Amended and Restated Stock Option Plan

        This scheme is accounted for as a fixed scheme under APB 25 as a measurement date arises at the date of grant and no performance criteria exist. As at December 31, 2005, all options were fully vested and no further grants have been made under this scheme.

(v)   Zarak Amended and Restated Stock Option Plan

        This scheme qualifies as a fixed scheme under APB 25; however, in accordance with FIN 44, a portion of the intrinsic value of the unvested awards at the date of acquisition is allocated to unearned compensation and recognized by the Company as compensation cost over the remaining future vesting period. The amount allocated to unearned compensation cost is based on the portion of the intrinsic value at the consummation date related to the future vesting period. This amount is calculated as the intrinsic value of the replacement awards at the consummation date multiplied by the fraction that is the remaining future vesting period divided by the total vesting period. As at December 31, 2005, all options issued under this scheme were fully vested.

(vi)  CAW Amended and Restated Stock Plan

        This scheme is accounted for in the same way as the Zarak Amended and Restated Stock Option Plan as set out above.

(vii) Spirent Stock Incentive Plan

        Where options with no performance criteria are granted under this scheme it is accounted for as a fixed scheme under APB 25 as a measurement date arises on the date of grant. Variable scheme accounting is adopted for grants of options with performance criteria and for stock appreciation rights granted under this scheme.

        For those options subject to the option exchange program completed in September 2003 variable scheme accounting has been adopted.

(viii) US Employee Stock Purchase Plan

        This scheme is accounted for as a fixed scheme under APB 25. No compensation expense arises under this scheme as the discount of 15% is within the permitted range under US GAAP.

(ix)  Global All Employee Share Purchase Plan

        This scheme operates on similar terms to the US Employee Stock Purchase Plan above and is accounted for in the same way.

(x)   Stock Appreciation Rights Plan

        This scheme provides stock appreciation rights and, accordingly, is accounted for as a variable scheme under APB 25.

        The compensation (credit)/expense arising under US GAAP for the above schemes is summarized as follows:

	Year ended December 31
Share Option Plan
	2005	2004	2003
	(£ millions)
1995 Executive Share Option Scheme and 2005 Employee Incentive Plan	(0.3)	2.2	0.8
Spirent Stock Incentive Plan	(0.1)	0.2	—
CAW Amended and Restated Stock Plan	—	0.4	0.6
Other	0.1	0.4	0.1

	(0.3)	3.2	1.5

(d)   Pensions

        Under IFRS, in accordance with IAS 19 "Employee Benefits", the assets of the Group's significant defined benefit schemes are measured at their market value at the balance sheet date and the liabilities of the schemes measured using the projected unit credit method. The extent to which the schemes' assets exceed/fall short of the schemes' liabilities is shown as a surplus/deficit in the balance sheet.

        The regular service cost of providing retirement benefits to employees in defined benefit schemes is charged to operating profit in the year together with the cost of providing benefit improvements in respect of past service and gains or losses arising on settlements and curtailments. A credit for the expected return on the schemes' assets and a charge for the increase during the period in the present value of the schemes' liabilities are included in finance costs in the income statement. Differences arising between the actual and expected returns on the schemes' assets together with changes in the actuarial assumptions are included in the Statement of recognized income and expense.

        Under US GAAP, the projected benefit obligation (pension liability) is matched against the fair value of the pension scheme's assets and adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the year. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists (i.e. the accumulated benefit obligation exceeds the fair value of scheme assets), and an asset has been recognized as prepaid pension cost. The excess of any additional liability over any unrecognized prior service cost is reported as a separate component within other comprehensive income, net of tax benefits from timing differences.

        For the purposes of the reconciliations, the Group adopted the provisions of SFAS No. 87 "Employers Accounting for Pensions" with respect to its UK defined benefit schemes from January 1, 1997. The Company has not implemented SFAS No. 87 as of its effective date for non-US schemes (fiscal years beginning after December 15, 1988) due to the unavailability of actuarial data. Accordingly, a portion of the transition asset at January 1, 1997 has been allocated to shareholders' equity based on a ratio of 8:15, being the number of years elapsed between the effective date of SFAS No. 87 (the Group's fiscal year beginning January 1, 1989) and January 1, 1997, over the 15-year period being used to amortize the transition asset.

(e)   Disposal of Operations

        The use of different goodwill amortization periods prior to the adoption of SFAS No. 142 and the transition to IFRS, together with the amortization of intangible assets arising on acquisitions made prior to 1 January 2003 under US GAAP, results in adjustments to the profit or loss on disposal of businesses as the determination of the profit or loss on disposal takes into account the unamortized balance of goodwill and other intangible assets released. In addition, differences between IFRS and US GAAP as described in this note (including stock-based compensation and derivative financial instruments) may also affect the carrying value of the disposed subsidiary, resulting in a different profit or loss on disposal. The profit or loss on disposal is also stated net of any related cumulative currency retranslation differences under both US GAAP and IFRS, but under IFRS these are only calculated from the date of transition.

(f)    Derivative Financial Instruments

        At December 31, 2005, the Group has in place fixed to floating interest rate swaps on $72.1 million of the senior unsecured loan notes. The swaps terminate on November 23, 2009 and can be cancelled at the bank's option at six monthly intervals. The fair value of these financial instruments at December 31, 2005 has been determined as £2.0 million liability.

        Under IFRS, these meet the definition for hedge accounting and any gain or loss from remeasuring the interest rate swaps is recognized in the income statement and any gain or loss on the senior loan notes is adjusted against there carrying amount and also recognized in the income statement.

        Under US GAAP, as these interest rate swaps were not designated hedges at there inception, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" changes in the fair value must be reported through net income. In these circumstances there is no hedged item so no adjustment is made to the carrying value of the senior notes with no offsetting entry to the income statement arising from the change in the fair value.

        For the year ended December 31, 2005 the Group has recorded a £0.8 million loss (2004 £0.4 million gain) related to the changes in the fair value of derivative instruments, which do not meet the requirements of hedge accounting under US GAAP.

(g)   Share of Profit of Associates

        Under IFRS, the investment in joint venture and associates is shown net of deferred tax liabilities arising in respect of taxable temporary differences and the share of profits or losses of joint venture and associates are stated after charging or crediting any movement in the deferred tax liabilities during the period. Under US GAAP, no deferred tax liabilities are recognized in respect of taxable temporary differences arising on investments in joint venture and associates.

(h)   Deferred Taxation

        Under IFRS, the Company provides for deferred tax in accordance with IAS 12 "Income Taxes" on differences between the carrying value of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the temporary differences can be utilized. The write off of the deferred tax asset on the pension liability has been made through the Statement of recognized income and expense, which is consistent with the recognition of the original asset.

        Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. To the extent that a deferred tax liability arises in respect of an investment in associates and/or joint venture the investment is shown net of this liability on the balance sheet and share of income of associates and/or joint venture is shown net of any movement.

        Under US GAAP, deferred tax is provided on a full liability basis on all temporary differences between the book and tax bases of the Group's assets and liabilities which will result in taxable or tax deductible amounts arising in future years. Deferred tax assets are recognized in full and a valuation allowance is made to the extent that it is considered more likely than not that they will be realized. In accordance with SFAS No. 109 "Accounting for Income Taxes" the write off of the deferred tax asset on the pension liability is included in income as it results from a change in circumstances that causes a change in judgement about the realizability of the deferred tax asset. No liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures.

(i)    Unamortized Debt Issue Costs

        Under IFRS, debt issue costs are shown as a reduction in the associated capital proceeds and amortized over the life of the related debt. Under US GAAP, these costs are disclosed as a separate asset and similarly amortized. Accordingly, a reclassification has been made to show these costs in current assets for US GAAP disclosure purposes.

(j)    Discontinued Operations

        On December 15, 2005 Spirent announced that it had entered into an agreement to dispose of the HellermannTyton Division and in accordance with IFRS No. 5 "Non-current Assets Held for Sale and Discontinued Operations", this business has been treated as a discontinued operation. The assets of the HellermannTyton Division are classified as assets held in the disposal group held for sale and shown separately as a single line in the IFRS balance sheet, similarly the liabilities of this division are grouped together and shown as a single line in the liabilities section of the balance sheet.

        Under US GAAP, the HellermannTyton Division does not meet the criteria set out in SFAS No. 144 to be treated as a discontinued operation. Specifically, shareholder approval for the sale was not obtained by management until after the balance sheet date. The IFRS balances in relation to the assets held in the disposal group held for sale and the liabilities included in the disposal group held for sale have been reclassified in the US GAAP reconciliation across the main balance sheet headings such that they fall to be treated as continuing operations. Similarly US GAAP income for 2005 is all classified as arising from continuing operations.

        Disposals in the years ended December 31, 2004 and 2003 did not qualify to be treated as discontinued operations under either IFRS or US GAAP.

Net Income under US GAAP

        The following is a summary of the adjustments to (loss)/profit attributable to equity holders of parent which would be required if US GAAP were to be applied instead of the IFRS:

			Year ended December 31
			2005	2004	2003
			(£ millions)
(Loss)/profit attributable to equity holders of parent in accordance with IFRS			(24.9)	26.2	13.6

Adjustments:
(a)	Revenue recognition	—deferred revenue	30.9	9.9	12.2
		—deferred cost	(7.6)	(7.0)	(3.0)

			23.3	2.9	9.2
(b)	Goodwill and other intangible assets:
	(i)	Impairment	37.0	—	—
	(ii)	Amortization	(8.4)	(8.7)	(10.4)

			28.6	(8.7)	(10.4)
(c)	Stock-based compensation		5.9	2.0	(0.5)
(d)	Pension costs		(0.9)	(0.6)	2.2
(e)	Disposal of operations		—	0.1	(6.0)
(f)	Derivative financial instruments		(1.1)	0.4	(1.9)
(g)	Share of profit of associates		(1.5)	—	0.1
(h)	Deferred tax	—on above adjustments	(6.7)	2.6	(0.7)
		—write off of deferred tax asset on pension liability	(11.0)	—	—
		—methodology	(0.5)	—	0.1

Total adjustments			36.1	(1.3)	(7.9)

Net income as adjusted to accord with US GAAP			11.2	24.9	5.7

Earnings per share (pence)
Basic			1.18	2.65	0.61
Diluted			1.17	2.60	0.60
Earnings per ADS (pence)
Basic			4.72	10.60	2.44
Diluted			4.68	10.40	2.40

Consolidated Statement of Income Under US GAAP

	Year ended December 31
	2005	2004	2003
	(£ millions)
Net sales	495.7	484.9	478.4
Cost of goods sold	(281.4)	(281.9)	(282.8)

Gross profit	214.3	203.0	195.6
Other operating income	—	0.2	0.7
Selling, general and administrative expenses	(179.8)	(172.1)	(169.3)
Share of income from associated companies and joint ventures	2.4	2.1	4.8
Gain on disposal and closure of operations	3.9	4.1	2.6

Operating income	40.8	37.3	34.4
Interest expense	(7.7)	(7.0)	(27.2)

Income before taxes and minority interest	33.1	30.3	7.2
Taxes	(21.5)	(5.1)	(1.3)
Minority interest	(0.4)	(0.3)	(0.2)

Net income	11.2	24.9	5.7

	(pence)
Net income per share:
Basic	1.18	2.65	0.61
Diluted	1.17	2.60	0.60

Statement of Comprehensive (Loss)/Income

	Year ended December 31
	2005	2004	2003
	(£ millions)
Net income as adjusted to accord with US GAAP	11.2	24.9	5.7
Other comprehensive income:
Minimum pension liability adjustment net of nil tax (2004 £1.9 million; 2003 £12.9 million)	(14.9)	1.9	10.5
Currency translation differences net of nil tax in all years	(2.1)	3.1	10.3
Gains on cash flow hedges (tax nil)	1.4	—	—

Comprehensive (loss)/income in accordance with US GAAP	(4.4)	29.9	26.5

39. Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

        Movements in other comprehensive (loss)/income amounts are as follows:

	Currency translation differences	Minimum pension liability adjustment
	(£ millions)
At January 1, 2003	(60.2)	(48.5)
Movement in the year	10.3	10.5

At December 31, 2003	(49.9)	(38.0)
Movement in the year	3.1	1.9

At December 31, 2004	(46.8)	(36.1)
Movement in the year	(2.1)	(25.9)

At December 31, 2005	(48.9)	(62.0)

        Of the £25.9 million movement in the minimum pension liability in 2005, £11.0 million has been charged in arriving at net income, being the write-off of the deferred tax asset, with the balance of £14.9 million being recognized through comprehensive (loss)/income.

        The amount of cumulative translation adjustment transferred in respect of disposals was nil (2004 £0.1 million gain; 2003 £0.3 million loss).

Shareholders' Equity under US GAAP

        The following is a summary of the adjustments to shareholders' equity, which would be required if US GAAP were to be applied instead of IFRS:

		Year ended December 31
		2005	2004	2003
		(£ millions)
Shareholders' equity in accordance with IFRS		120.3	159.1	126.1
Adjustments:
b)	Intangible assets
	Goodwill—cost	(1,761.2)	(1,702.5)	(1,741.6)
	—accumulated amortisation	1,728.7	1,638.8	1,674.6
	Reclassification from assets held in disposal group held for sale	5.5	—	—

		(27.0)	(63.7)	(67.0)

b)	Other intangible assets—cost	87.0	78.5	84.2
	1;accumulated amortisation	(68.7)	(53.9)	(49.1)

		18.3	24.6	35.1

j)	Property, plant and equipment
	Reclassification from assets held in disposal group held for sale	70.9	—	—

	Investment in joint venture and associates
g)	Investment in associates	—	1.5	1.5
j)	Reclassification from assets held in disposal group held for sale	16.1	—	—

		16.1	1.5	1.5

	Other non-current assets
a)	Deferred costs	5.0	15.1	7.2
h)	Deferred tax on adjustments	8.9	17.3	7.3
j)	Reclassification from assets held in disposal group held for sale	0.3	—	—

		14.2	32.4	14.5

	Current assets
i)	Trade and other receivables—unamortized debt issue costs	0.1	0.2	0.2
j)	—reclassification from assets held in disposal group held for sale	37.6	—	—

		37.7	0.2	0.2

	Other current assets
a)	Deferred costs	9.3	4.9	21.6
h)	Deferred tax on adjustments	7.6	5.8	18.8
j)	Reclassification from assets held in disposal group held for sale—inventories	33.7	—	—

		50.6	10.7	40.4

j)	Reclassification from assets held in disposal group held for sale	(164.1)	—	—

	Current liabilities
a)	Deferred revenues	(29.4)	(20.3)	(71.1)
f)	Derivative financial instruments	—	(0.5)	(0.9)
j)	Reclassification from liabilities included in disposal group held for sale—trade and other payables	(35.0)	—	—
	—current tax	(1.9)	—	—
	—short term borrowings	(0.9)	—	—

		(67.2)	(20.8)	(72.0)

	Non-current liabilities
f)	Long-term borrowings—fair value adjustment to senior notes	(1.6)	—	—
i)	—unamortized debt issue costs	(0.1)	(0.2)	(0.2)
j)	Reclassification from liabilities included in disposal group held for sale	(8.8)	—	—

		(10.5)	(0.2)	(0.2)

h)	Deferred tax—on adjustments	(5.4)	(9.0)	(11.7)
	—methodology	0.1	0.6	0.6
	—reclassification from liabilities included in disposal group held for sale	(1.9)	—	—

		(7.2)	(8.4)	(11.1)

	Other non-current liabilities
a)	Deferred revenues	(28.5)	(60.9)	(26.7)
d)	Pension	0.7	0.5	0.3
j)	Reclassification from liabilities included in disposal group held for sale—trade and other payables	(0.2)	—	—

		(28.0)	(60.4)	(26.4)

j)	Reclassification from liabilities included in disposal group held for sale	48.7	—	—

Total adjustments		(47.5)	(84.1)	(85.0)

Shareholders' equity as adjusted to accord with US GAAP		72.8	75.0	41.1

        Movements in shareholders' equity as adjusted to accord with US GAAP for the years ended December 31, 2005 and 2004 are as follows:

	Year ended December 31
	2005	2004
	(£ millions)
Shareholders' equity at January 1	75.0	41.1
Exchange adjustment on subsidiaries, joint venture and associates	(2.1)	3.1
New shares issued	2.7	1.5
New shares issued—Caw Networks, Inc.	—	0.6
Stock compensation	(0.5)	2.0
Profit for the year	11.2	24.9
Actuarial (loss)/gain recognized on pension schemes	(14.9)	2.8
Taxation on actuarial gain	—	(0.9)
Gains on cash flow hedges taken to equity	1.4	—
Other	—	(0.1)

At December 31	72.8	75.0

Cash Flow Statement under US GAAP

        The consolidated statement of cash flows prepared under IFRS presents substantially the same information as that required under US GAAP but may differ with regard to classification of items within the statement. Under IFRS, bank overdrafts are included in the definition of cash and cash equivalents. Under US GAAP, this definition does not include bank overdrafts.

        In addition, there are presentational differences for a cash flow statement prepared in accordance with US GAAP. The main differences in classification under US GAAP are as follows:

  •
  interest received and dividends received are included in operating activities as opposed to investing activities; and

  •
  interest paid is included in operating activities as opposed to financing activities.

        The categories of cash flow activity under US GAAP are summarized below:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Cash inflow from operating activities	22.8	47.8	54.1
Cash (outflow)/inflow on investing activities	(27.5)	(23.6)	44.6
Cash inflow/(outflow) from financing activities	1.1	(9.5)	(143.6)

(Decrease)/increase in cash and cash equivalents	(3.6)	14.7	(44.9)
Effect of exchange rate changes on cash and cash equivalents	1.1	(0.6)	(1.1)
Cash and cash equivalents at beginning of year	51.7	37.6	83.6

Cash and cash equivalents at end of year	49.2	51.7	37.6

Additional information required by US GAAP in respect of earnings per share

        The numerators and denominators used in the computation of basic and diluted earnings per share are as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions, except shares)
Earnings
Net income as adjusted to accord with US GAAP used to compute basic and diluted earnings per share	11.2	24.9	5.7

Weighted average number of shares in issue (millions)
Basic	950.4	939.2	929.3
Dilutive potential of employee share options	10.2	18.1	17.1

Diluted	960.6	957.3	946.4

Additional information required in respect of business combinations

        There were no acquisitions in the year ended December 31, 2005.

        During the year ended December 31, 2004, the minority shareholdings in two subsidiaries within Network Products were acquired for a total cash consideration of £1.1 million.

        There were no acquisitions in the year ended December 31, 2003.

Additional information required by US GAAP in respect of pensions

        The cost of the Group's defined benefit pension schemes computed in accordance with US GAAP is summarized as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Service cost	1.9	1.9	2.2
Interest cost	7.5	7.2	6.8
Expected return on scheme assets	(7.4)	(7.5)	(7.6)
Amortization of transition asset	—	—	(0.7)
Amortization of unrecognized net loss	2.0	1.5	0.8

Net periodic pension cost	4.0	3.1	1.5

        The major assumptions used in computing the net periodic pension cost are:

	Year ended December 31
	2005	2004	2003
	(%)
Assumed discount rate	4.70	5.30	5.40
Rate of compensation increase	3.60	3.60	3.50
Expected long-term rate of return on scheme assets	6.50	6.50	6.90

        The funding of the Company's defined benefit pension schemes is as follows:

	At December 31
	2005	2004
Fair value of scheme assets	128.8	106.9
Projected benefit obligation	(179.6)	(144.2)

Projected benefit obligation in excess of scheme assets	(50.8)	(37.3)
Unrecognized net loss	62.7	47.6
Recognition of additional minimum liability	(62.0)	(47.1)

Net amount recognized in the balance sheet	(50.1)	(36.8)

        The measurement date is December 31.

        The projected benefit obligation, the accumulated benefit obligation (ABO) and fair value of scheme assets for pension schemes with ABOs in excess of scheme assets at December 31, 2005 were £179.6 million (2004 £144.2 million), £178.9 million (2004 £143.7 million) and £128.8 million (2004 £106.9 million), respectively.

        In 2005 the amount recognized in the balance sheet for accrued benefit liability and accumulated other comprehensive (loss)/income is £62.0 million.

        The assets of the Group's UK defined benefit pension schemes mostly comprise UK and other listed equities, property investments, bank deposits, UK Government index-linked stocks and insurance policies.

        The following table sets out the asset allocation for the Spirent Staff Plan, together with the target allocation for 2006:

		Percentage of plan assets at December 31
	Target allocation
Asset category
	2006	2005	2004
	(%)
Equities	67	64	62
Gilts	15	18	12
Bonds	13	11	19
Cash	—	2	3
Property	5	5	4

	100	100	100

        The Retirement Cash Plan assets of £8.5 million (2004 £6.8 million) are held within unitized managed funds whose underlying asset allocations are not disclosed.

        The expected long-term rate of return on assets has been set reflecting the price inflation expectation, the expected real return on each major asset class and the long-term asset allocation strategy adopted for the schemes. The expected real returns on specific asset classes reflect historical returns, investment yields on the measurement date and general future return expectations, and have been set after taking advice from the schemes' actuary.

        The long-term investment strategy for the schemes is under review following the special contribution of £47.0 million made by the Company in 2006.

        The schemes are not permitted to have a direct shareholding in Spirent Communications plc.

        Movements in the fair value of the schemes' assets and projected benefit obligations are as follows:

	Year ended December 31
	2005	2004
	(£ millions)
Movements in Fair Value of Plan Assets
At January 1	106.9	98.8
Employer contributions	5.7	5.6
Employee contributions	0.6	0.5
Benefit payments	(5.8)	(8.4)
Actual return on assets	21.4	10.4

At December 31	128.8	106.9

Movements in Projected Benefit Obligations
At January 1	144.2	142.2
Service cost	1.9	1.9
Employee contributions	0.6	0.5
Interest cost	7.5	7.2
Benefit payments	(5.8)	(8.4)
Actuarial loss	31.2	0.8

At December 31	179.6	144.2

Cash Flows

Contributions

        The Group expects to contribute £48.5 million to its UK defined benefit schemes in 2006. This includes a special contribution of £47.0 million following the completion of the divestment of the HellermannTyton Division.

        The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(£ millions)
2006	6.1
2007	6.3
2008	6.5
2009	6.9
2010	7.7
2011-2015	45.9

Additional pro forma information required by US GAAP in respect of stock-based compensation

        If compensation expense had been determined under the fair value methodology of SFAS No. 123, net income/(loss) and the related per Ordinary share amounts adjusted to accord with US GAAP would have been as follows:

	Year ended December 31
	2005	2004	2003
	(£ millions)
Net income as reported under US GAAP	11.2	24.9	5.7
Stock-based employee compensation (income)/expense included in reported net income, net of tax	(0.3)	3.2	1.5
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(9.2)	(7.3)	(10.0)

Pro forma net income under US GAAP	1.7	20.8	(2.8)

		(pence)
Per Ordinary share:
Basic	0.18	2.21	(0.30)
Diluted	0.18	2.17	(0.30)

Additional information required by US GAAP in respect of deferred taxation

        The analysis of the US GAAP net deferred tax asset is as follows:

	At December 31
	2005	2004
	(£ millions)
Deferred taxation liabilities
Liability arising on acquired identified intangibles	(5.4)	(9.0)
Capital allowances in excess of depreciation	(2.1)	(1.4)
Short-term timing differences	(0.5)	(0.5)

	(8.0)	(10.9)

Deferred taxation assets
Pension liability	—	11.0
Deferred income	16.5	23.2
Other temporary differences	1.0	—

	17.5	34.2

Net deferred tax asset	9.5	23.3

Of which:
Current	8.1	5.3
Non-current	1.4	18.0

	9.5	23.3

Additional information required by US GAAP in respect of Associated Companies

        The following information relates to our associated company Tyton Company of Japan, Limited and is prepared in accordance with accounting principles generally accepted in Japan:

	Year ended March 31
	2005	2004
	(yen millions)
Statements of income
Net sales	5,705	5,059
Cost of sales	2,674	1,990
Income before income taxes	1,149	874
Balance Sheets
Property, plant and equipment and other assets	3,566	3,177
Current assets	4,221	3,817

Total assets	7,787	6,994

Current liabilities	813	714
Other liabilities	613	520

Total liabilities	1,426	1,234

Total shareholders' equity	6,361	5,760

Concentration of credit risk

        Potential concentration of credit risk consists of cash, investments, and accounts receivable. The company is exposed to credit-related losses in the event of non-performance by counterparties to certain financial instruments. The Group does not generally seek collateral or other security from counter-parties. At December 31, 2005, the Group did not consider there to be any significant concentration of credit risk.

Impact of Recently Issued Accounting Standards Not Yet Adopted

SFAS No. 123(R), "Share-Based Payment"

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

        SFAS No. 123(R) must be adopted no later than January 1, 2006. The impact of applying this standard is not expected to be materially different from the disclosures provided in Note 39 of Notes to the Financial Statements in respect of SFAS No. 123.

SFAS No. 153, "Exchanges of Non-monetary Assets"

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," an amendment of APB No. 29, "Accounting for Non-monetary Transactions." APB No. 29 is based on the principle that the exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB No. 29, however, included certain exceptions to that principle. SFAS No. 153 amends APB No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substances, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have an impact on our financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections"

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" which replaces Accounting Principles Board Opinions No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by us in January 2006. We anticipate that SFAS No. 154 will not have an impact on our consolidated results of operations or financial condition.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
WAGO Kontakttechnik GmbH,
WAGO Contact S.A. and Affiliates
Minden, Germany

        We have audited the accompanying Combined Statement of Operations of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates (the "Company") for the short period from January 1, 2003 through April 4, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined result of WAGO Kontakttechnik GmbH, WAGO Contact S.A. and their affiliates for the short period ended April 4, 2003 in conformity with accounting principles generally accepted in the United States of America.

Hamburg, Germany
February 25, 2004

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in the registration statements on Form S-8 No. 333-98607 (Spirent Stock Option Plan, U.S. Stock Purchase Plan, et al) and No. 333-127832 (Spirent Stock Incentive Plan) of Spirent Communications plc of our report dated February 25, 2004, relating to the combined result of WAGO Kontakttechnik GmbH and WAGO Contact S.A. and affiliates for the period January 1, 2003 through April 4, 2003 which report appears in the December 31, 2005 annual report on Form 20-F of Spirent Communications plc.

Allrevision Dornhof Kloss und Partner GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
Hamburg, Germany
June 26, 2006

WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES

Combined Statement of Operations

Period ended April 4, 2003
(€ thousands)
Net sales	63,526
Cost of goods sold	(34,172)

Gross profit	29,354
Operating expenses
Selling, general and administrative	18,484
Research and development	3,161

(21,645)

Income from operations	7,709

Other income (expense)
Interest income	93
Interest expense	(521)
Other	210

(218)

Income before income taxes and minority interest	7,491
Provision for income taxes	(2,559)

Income before minority interest	4,932
Minority interest	(207)

Net income	4,725

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

Affiliated companies

        The subsidiaries, owned directly or indirectly, by WAGO—Germany or WAGO—Switzerland are:

Name of Company	Ownership Percentage April 4, 2003
WAGO Contact S.A., France	85
WAGO Kontakttechnik Ges. mbH, Austria	100
WAGO Corporation, USA	97
WAGO Limited, Great Britain	100
WAGO Company of Japan Ltd., Japan	51
WAGO Elektro spol.s.r.o. Czech Republic	100
WAGO & Controls (India) Ltd., India	51
WAGO Electronic Pte. Ltd., Singapore	100
WAGO Elwag Sp. z.o.o., Poland	98
WAGO Electric (Tianjin) Ltd., China	100
WAGO Elettronica SRL, Italy	100
WAGO Elektro spol.s.r.o., Slovakia	90

Major shareowners

        Share ownership of WAGO Germany and WAGO Switzerland until April 4, 2003 was as follows:

Spirent plc	51%
Members of the Hohorst family	49%

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

Advertising costs

        It is the Company's policy to expense all advertising costs as incurred. Advertising expense incurred until April 4, 2003 amounted to €1,925 thousand.

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

Note 3—Goodwill

        The Company has goodwill recorded in connection with the acquisition of two of its subsidiaries, WAGO Elektro spol.s.r.o. Czech Republic, and WAGO Elwag Sp. Z.o.o., Poland. Goodwill is evaluated for impairment for each subsidiary as of the beginning of the fiscal year. For the period ended April 4, 2003, the results of the evaluations indicated no impairment of goodwill.

Note 4—Retirement plan

        The Company has a defined benefit pension plan that covers substantially all of its employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company. The plan is funded on a pay-as-you-go basis. The Company consults with an actuary for determining any estimates.

Note 5—Share-based compensation

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

        Compensation expense/(benefit) recognized in the Group's financial statements for the period ended April 4, 2003 for stock option awards to WAGO employees were €2 thousand.

        If compensation cost for stock options had been determined based on fair value at the date of grant, net income for the periods ended April 4, 2003 would have been €4,725 thousand.

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

        A summary of stock option activity follows (as restated to reflect Spirent plc share dividend and rights offering):

	Shares	Period ended April 4, 2003 Weighted average exercise price
		(Great Britain pence)
Outstanding at beginning and end of period	587,510	183.34

        In accordance with the terms of the option agreements, the option holders have one year from the date of the disposal by Spirent of its interest in the Group to exercise any options. Accordingly, all unexercised options will expire on April 4, 2004.

Note 6—Income taxes

        The provision for income taxes follows.

April 4, 2003
(€ thousands)
Current provision
Germany	1,791
Foreign	894

2,685

Deferred provision
Germany	(75)
Foreign	(51)

(126)

2,559

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

Note 7—Related party transactions

        In the customary course of business, the Company leases certain land and buildings from shareowners and related interests. All of these properties are located in Minden, Germany. These lease agreements will expire on December 31, 2006 at which time certain lease extension provisions may be exercised. These lease agreements contain monthly lease charges amounting to €20 thousand. Lease expense recognized under these related party leases amounted to €60 thousand through April 4, 2003.

        Group sales to Spirent plc were made in the ordinary course of business and amounted to €815 thousand through April 4, 2003.

Note 8—Commitments and contingencies

        A summary of the various commitments which the Company has entered into in the ordinary course of business follows:

Operating leases

        Total expense under operating leases expense of €1,267 thousand as incurred through April 4, 2003.

        Under the terms of the Group's operating and capital lease agreements, future minimum lease payments for leases with terms greater than one year are as follows:

Year ended December 31,	Operating	Capital
	(€ thousands)
2003	2,928	1,837
2004	2,338	1,837
2005	1,601	1,837
2006	1,176	1,529
2007	759	1,529
2008 and thereafter	959	19,747

	9,761	28,316

Amount representing interest		(10,607)

		17,709

        The Company acquired certain operating facilities under the provisions of long-term leases. The economic substance of the leases are to finance the acquisition of the facilities. Accordingly, these leases have been accounted for as capital leases

Note 9—Change in control

        On April 4, 2003 Spirent plc sold its 51% interests in WAGO Germany and WAGO Switzerland to entities controlled by the Hohorst family.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tyton Company of Japan, Limited

        We have audited the accompanying statements of income and shareholders' equity of Tyton Company of Japan, Limited for the year ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Tyton Company of Japan, Limited for the year ended March 31, 2004, in conformity with accounting principles generally accepted in Japan which differ in certain respects from those generally accepted in the United States of America (see Note 10 of the Notes to the Financial Statements).

/s/ Ernst & Young ShinNihon

Tokyo, Japan
May 28, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-98607 and No. 333-127832) pertaining to the Spirent Stock Incentive Plan of Spirent Communications plc (formerly Spirent plc) of our report dated May 28, 2004, with respect to the financial statements of Tyton Company of Japan, Limited included in the Annual Report (Form 20-F) of Spirent Communications plc for the year ended December 31, 2005.

/s/ Ernst & Young ShinNihon

Tokyo, Japan
June 29, 2006

TYTON COMPANY OF JAPAN, LIMITED

BALANCE SHEETS

	March 31,
	2006	2005
	(Unaudited)
	Thousands of yen
Assets
Current assets:
Cash and cash equivalents	¥1,690,379	¥1,357,098
Notes and accounts receivable:
Trade and other—affiliates (Note 3)	110,377	344,411
Trade	2,051,018	1,740,680
Allowance for doubtful accounts	(4,834)	(5,101)

	2,156,781	2,079,990
Inventories	706,471	687,925
Deferred income taxes (Note 6)	60,887	66,289
Other current assets	34,955	29,343

Total current assets	4,649,473	4,220,645
Property, plant and equipment:
Land	370,341	370,341
Buildings and improvements	1,309,759	1,273,724
Machinery and equipment	4,334,912	4,138,085
Motor and vehicles	35,538	35,538
Construction in progress	—	327,543

	6,050,550	6,145,231
Accumulated depreciation	(4,176,908)	(4,033,213)

	1,873,642	2,112,018
Other assets:
Software	417,803	41,644
Deferred income taxes (Note 6)	263,458	219,501
Loans to employees and directors, with interest rate at 3.875% per annum	17,893	19,755
Investments in affiliated companies (Note 2)	664,604	664,604
Marketable equity securities (Note 4)	36,739	25,361
Lease deposits and other assets	506,133	483,181

	1,906,630	1,454,046

Total assets	¥8,429,745	¥7,786,709

See accompanying notes to financial statements.

	March 31,
	2006	2005
	(Unaudited)
	Thousands of yen
Liabilities and shareholders' equity
Current liabilities:
Notes and accounts payable:
Affiliates (Note 3)	¥95,121	¥84,160
Trade and other	206,737	114,822

	301,858	198,982
Accrued income taxes	237,329	313,128
Accrued consumption tax	15,175	19,075
Other accrued liabilities	275,152	281,801

Total current liabilities	829,514	812,986
Severance and retirement benefits (Note 5)	684,189	579,337
Deposit received	36,791	33,728

Total liabilities	1,550,494	1,426,051
Shareholders' equity:
Common stock, without par value:
Authorized: 24,000 shares at March 31, 2006 (unaudited) and at March 31, 2005 (unaudited)
Issued and outstanding: 6,000 shares at March 31, 2006 (unaudited) and at March 31, 2005 (unaudited)	300,000	300,000
Legal reserve (Note 9)	75,000	75,000
Retained earnings (Note 9)	6,488,306	5,976,392
Unrealized holding gains on securities (Note 4)	15,945	9,266

Total shareholders' equity	6,879,251	6,360,658

Total liabilities and shareholders' equity	¥8,429,745	¥7,786,709

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF INCOME

	Year ended March 31,
	2006	2005	2004
	(Unaudited)	(Unaudited)
	Thousands of yen
Net sales (Note 3)	¥6,024,664	¥5,705,042	¥5,059,470
Costs and expenses (Note 5):
Cost of sales (Note 3)	2,963,799	2,673,718	1,990,277
Selling, general and administrative expenses (Notes 7 and 8)	2,067,378	1,929,967	2,243,120

	5,031,177	4,603,685	4,233,397

Operating income	993,487	1,101,357	826,073
Other income:
Interest income	820	820	1,077
Other, net	79,607	46,510	47,243

	80,427	47,330	48,320

Income before income taxes	1,073,914	1,148,687	874,393
Income taxes (Note 6):
Current	485,000	502,000	390,000
Deferred	(43,000)	(34,000)	(24,000)

	442,000	468,000	366,000

Net income	¥631,914	¥680,687	¥508,393

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY

	Total	Common stock	Legal Reserve	Retained earnings	Unrealized holding gains on securities
	Thousands of yen
Balance at April 1, 2003 (unaudited)	5,328,590	200,000	50,000	5,077,312	1,278
Net income	508,393	—	—	508,393	—
Change in fair value of available-for-sale securities (net of income tax of ¥1,624 thousand)	2,517	—	—	—	2,517
Bonuses to directors and statutory auditors	(20,000)	—	—	(20,000)	—

Total comprehensive income	490,910
Dividends—¥15,000 per share	(60,000)	—	—	(60,000)	—

Balance at March 31, 2004	5,759,500	200,000	50,000	5,505,705	3,795

Net income	680,687	—	—	680,687	—
Share issue	—	100,000	—	(100,000)	—
Increase in legal reserve	—	—	25,000	(25,000)	—
Change in fair value of available-for-sale securities	5,471				5,471
Bonuses to directors and statutory auditors	(25,000)	—	—	(25,000)	—

Total comprehensive income	661,158
Dividends—¥15,000 per share	(60,000)	—	—	(60,000)	—

Balance at March 31, 2005 (unaudited)	¥6,360,658	¥300,000	¥75,000	¥5,976,392	¥9,266

Net income	631,914	—	—	631,914	—
Change in fair value of available-for-sale securities	6,679	—	—	—	6,679
Bonuses to directors and statutory auditors	(30,000)	—	—	(30,000)	—

Total comprehensive income	608,593
Dividends—¥15,000 per share	(90,000)	—	—	(90,000)	—

Balance at March 31, 2006 (unaudited)	¥6,879,251	¥300,000	¥75,000	¥6,488,306	¥15,945

See accompanying notes to financial statements.

TYTON COMPANY OF JAPAN, LIMITED

NOTES TO FINANCIAL STATEMENTS

(Information with respect to the years ended March 31, 2006 and 2005 is unaudited)

1. General and Significant Accounting Policies

Description of Business

        Tyton Company of Japan, Limited (the "Company") was 49%-owned by Spirent Communications plc (a UK company), 30%-owned by Kyoritsu Electric Industries Company Limited and 21%-owned by Sansei Bussan Company Limited until February 15, 2006 at which time it was acquired by Harwich Holdings Y.K., whose ultimate parent company is Hellermann Tyton Beta Sarl.

        The Company was incorporated under the Commercial Code of Japan on October 29, 1970 for the purpose of manufacturing and selling cable accessories, tools and other related products mainly to Japanese customers.

Basis of Presentation

        The Company maintains its accounting records and prepares their financial statements in accordance with accounting principles generally accepted in Japan. The accompanying financial statements of the Company are prepared on this basis in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and from accounting principles generally accepted in the United States of America.

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

2. Investments in Affiliated Companies

        The Company owns a 49% interest in both Wago Company of Japan, Ltd ("Wago Japan"), a joint venture with Wago Kontakttechnik GmbH, and Hellermann Asian Private Limited ("Hellerman"), a joint venture with Hellermann Tyton Beta Sarl.

        Wago Japan and Hellermann have carrying values of ¥39,200 thousand and ¥625,404 thousand, respectively. These joint ventures have fiscal years that differ from March 31 by 91 days or less.

3. Balances and Transactions with Affiliated Companies

        Balances with affiliated companies at March 31, 2006 (unaudited) and 2005 (unaudited) are summarized as follows:

	March 31,
	2006	2005
	(Thousands of yen)
Receivables from:
Kyoritsu Electric Industries Company Limited	¥—	¥241,956
Sansei Bussan Company Limited	—	2,306
Hellermann Tyton USA	41,105	22,507
Hellermann Asian Private Limited	65,935	72,270
Hellermann Tyton UK	—	746
Other	3,557	4,626

	¥110,597	¥344,411

Payables to:
Sansei Bussan Company Limited	¥—	¥58,549
Hellermann Tyton USA	44,797	9,126
Hellermann Asian Private Limited	26,571	10,888
Other	23,753	5,597

	¥95,121	¥84,160

        Transactions with affiliated companies for the years ended March 31, 2006, 2005 and 2004 are summarized as follows:

	Year ended March 31,
	2006	2005	2004
	(Thousands of yen)
Sales to:
Kyoritsu Electric Industries Company Limited	¥476,999	¥544,176	¥518,857
Sansei Bussan Company Limited	13,881	13,631	20,557
Hellermann Tyton USA	90,549	69,339	47,017
Hellermann Asian Private Limited	145,471	146,874	116,260
Hellermann Tyton UK	—	67,551	375
Other	14,198	11,518	15,113

	¥741,098	¥853,089	¥718,179

Purchases from:
Sansei Bussan Company Limited	¥529,790	¥537,352	¥501,371
Hellermann Tyton USA	58,229	49,994	47,650
Hellermann Asian Private Limited	145,924	108,361	88,545
Hellermann Tyton UK	56,103	57,407	39,967
Other	20,642	16,490	12,625

	¥810,688	¥769,604	¥690,158

4. Investments in Securities

        The Company classifies its investments in marketable equity securities, which all have a readily determinable fair value, as available for sale. Management does not intend to sell its equity securities within the next twelve months. Investments in equity securities have a cost of ¥10,182 thousand and ¥9,928 thousand and gross unrealized holding gains of ¥26,557 thousand and ¥15,433 thousand at March 31, 2006 and 2005. The Company did not realize any gains in the three-year period ended March 31, 2006.

5. Severance and Retirement Benefits

        The components of net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004, and reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets, the funded status and the amounts recognized in the balance sheet for the Company's defined benefit plans as of March 31, 2006, 2005 and 2004 are outlined as follows:

	March 31, 2006
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥43,296	¥60,300	¥103,596
Interest cost	12,492	—	12,492
Expected return on plan assets	(6,003)	—	(6,003)
Amortization of actuarial loss	3,880	—	3,880
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥54,252	¥60,300	¥114,552

	March 31, 2005
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥42,388	¥37,300	¥79,688
Interest cost	11,259	—	11,259
Expected return on plan assets	(5,542)	—	(5,542)
Amortization of actuarial loss	6,300	—	6,300
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥54,992	¥37,300	¥92,292

	March 31, 2004
	Employees	Directors	Total
	(Thousands of yen)
Components of net periodic benefit cost:
Service cost	¥41,273	¥37,300	¥78,573
Interest cost	12,352	—	12,352
Expected return on plan assets	(4,931)	—	(4,931)
Recognized net actuarial loss	4,496	—	4,496
Amortization of prior service cost	587	—	587

Net periodic benefit cost	¥53,777	¥37,300	¥91,077

        Actuarial gain or loss is being amortized by the straight-line method over 10 years.

        Prior service cost is being amortized by the straight-line method over 10 years.

	March 31, 2006
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥624,606	¥221,000	¥845,606
Service cost	43,296	60,300	103,596
Interest cost	12,492	—	12,492
Actuarial loss	52,265	—	52,265
Prior service cost	587	—	587
Benefits paid	(7,729)	(9,700)	(17,429)

Benefit obligation at end of year	725,517	271,600	997,117

Changes in plan assets:
Fair value of plan assets at beginning of year	200,095	—	200,095
Actual return on plan assets	22,729	—	22,729
Employer contribution	36,274	—	36,274

Fair value of plan assets at end of year	259,098	—	259,098

Funded status	(466,419)	(271,600)	(738,019)
Unrecognized actuarial gain or loss	50,306	—	50,306
Unrecognized prior service cost	3,524	—	3,524

Accrued severance and pension costs	¥(412,589)	¥(271,600)	¥(684,189)

	March 31, 2005
	Employees	Directors	Total
	(Thousands of yen)
Changes in benefit obligation:
Benefit obligation at beginning of year	¥562,942	¥196,700	¥759,642
Service cost	42,388	29,600	71,988
Interest cost	11,259	—	11,259
Actuarial loss	8,831	—	8,831
Prior service cost	587	—	587
Benefits paid	(1,401)	(5,300)	(6,701)

Benefit obligation at end of year	624,606	221,000	845,606

Changes in plan assets:
Fair value of plan assets at beginning of year	184,748	—	184,748
Actual return on plan assets	2,537	—	2,537
Employer contribution	12,810	—	12,810

Fair value of plan assets at end of year	200,095	—	200,095

Funded status	(424,511)	(221,000)	(645,511)
Unrecognized actuarial gain or loss	62,063	—	62,063
Unrecognized prior service cost	4,111	—	4,111

Accrued severance and pension costs	¥(358,337)	¥(221,000)	¥(579,337)

        The key actuarial assumptions used in the accounting for the plans as of March 31, 2006, 2005 and 2004 are as follows:

	March 31,
	2006		2005		2004
	Employees	Directors	Employees	Directors	Employees	Directors
Discount rate	2.0%	—	2.0%	—	2.0%	—
Expected long-term rate of return on plan assets	3.0%	—	3.0%	—	3.0%	—

6. Income Taxes

        The Company pays corporation, inhabitants' and enterprise income taxes, which, in the aggregate, resulted in a statutory tax rate of 39.96% in 2006, 2005 and 2004.

        Significant components of the Company's deferred tax assets and liabilities as of March 31, 2006 and 2005 were as follows:

	March 31, 2006
	Current	Non-current
	(Thousands of yen)
Deferred tax assets:
Severance and retirement benefits	¥—	¥273,402
Depreciation and amortization	—	4,080
Other accrued liabilities	40,179	—
Allowance for doubtful accounts	1,932	—
Enterprise tax	19,681	—
Other	—	—

	61,792	277,482
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	10,612
Depreciation and amortization	—	3,412
Other	905	—

	905	14,024

Net deferred tax assets	¥60,887	¥263,458

	March 31, 2005
	Current	Non-current
	(Thousands of yen)
Deferred tax assets:
Severance and retirement benefits	¥—	¥225,635
Depreciation and amortization	—	4,489
Other accrued liabilities	44,591	—
Allowance for doubtful accounts	2,038	—
Enterprise tax	19,983	—
Other	285	—

	66,897	230,124
Deferred tax liabilities:
Net unrealized gain on marketable equity securities	—	6,167
Depreciation and amortization	—	4,456
Other	608	—

	608	10,623

Net deferred tax assets	¥66,289	¥219,501

7. Leases

        The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets at March 31, 2006 and 2005, which would have been reflected in the balance sheets if finance leases of equipment currently accounted for as operating leases had been capitalized.

	Year ended March 31,
	2006	2005
	(Thousands of yen)
Acquisition costs	¥8,058	¥8,058
Accumulated depreciation	(7,127)	(6,217)

Net book value	¥931	¥1,841

        Future minimum lease payments for the above leased assets under capital lease agreements at March 31, 2006 were ¥1,833 thousand, less amounts representing interest of ¥52 thousand, due in the year ended June 30, 2008.

        Operating leases are mainly for office space and office equipment. Total rental expense of such operating leases for the year ended March 31, 2006, 2005 and 2004 were ¥22,636 thousand, ¥24,876 thousand and ¥125,056 thousand, respectively.

8. Research and Development Expenses and Advertising Expenses

        Research and development expenses and advertising expenses included in selling, general and administrative expenses for the years ended March 31, 2006, 2005 and 2004 were as follows:

	March 31,
	2006	2005	2004
	(Thousands of yen)
Research and development expenses	¥20,631	¥11,032	¥28,146
Advertising costs	67,302	59,022	61,607

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

        Legal reserve of ¥75,000 thousands is included in retained earnings.

        The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's books maintained in accordance with Japanese accounting practices. The maximum amount of retained earnings of the Company available for cash dividends at March 31, 2006 totaled ¥5,976,392 thousand.

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

        Statement of cash flows prepared in accordance with FAS 95 using the indirect method for the year ended March 31, 2004, is shown below:

Year ended March 31, 2004
(Thousands of yen)
Operating activities
Net Income	¥537,139
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	3,476
Depreciation and amortization	346,859
Deferred income taxes	13,168
Equity earnings of affiliated company, net of dividends	(107,866)
Provision for doubtful accounts	1,360
Reserve of severance and retirement benefits	54,830
Loss on sale (disposal) of property, plant and equipment	3,351
Unrealized gain on investment securities	(1,624)
Unrealized loss on director's retirement insurance fund	(2,176)
Changes in operating assets and liabilities:
Account receivable	(178,909)
Inventories	(59,065)
Other current assets	(36,777)
Account payable	84,032
Income tax payable	(153,155)
Consumption tax payable	(19,408)
Accrued expenses and deferred revenue	116,714

Net cash provided by operating activities	601,949

Investing activities
Purchases of property, plant and equipments	(609,758)
Purchases of intangible assets	(11,949)
Purchase of investment securities	(200)
Repayment of loan to employees and directors, net	5,759
Proceeds from sales of property, plant and equipment	16,553
Payment (receipt) for lease deposits and other assets	(42,719)
Other liabilities	1,730

Net cash used in investing activities	(640,584)

Financing activities
Payments on capital lease obligations	¥(5,816)
Cash dividend paid	(60,000)

Net cash used in financing activities	(65,816)

Net (decrease) increase in cash	(104,451)
Cash and cash equivalents at beginning of year	1,348,997

Cash and cash equivalents at end of year	¥1,244,546

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	¥—
Income taxes	¥543,870

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

SCHEDULE II

SPIRENT PLC

VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at beginning of year	Additions charged to Profit and Loss	Exchange Differences	Deductions	Balance at end of year
	(£ millions)
Year ended December 31, 2003
Provision for bad and doubtful debts	7.1	(1.8)	(0.5)	(3.2)	1.6
Year ended December 31, 2004
Provision for bad and doubtful debts	1.6	—	0.2	(0.5)	1.3
Year ended December 31, 2005
Provision for bad and doubtful debts	1.3	0.4	—	(0.7)	1.0

S-1

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

June 29, 2006
SPIRENT COMMUNICATIONS PLC
	By:	/s/ ANDERS GUSTAFSSON
Anders Gustafsson Chief Executive Officer

S-

QuickLinks

TABLE OF CONTENTS
Risks Related to Our Business
Risks Relating to an Investment in our Ordinary Shares and ADSs
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SPIRENT COMMUNICATIONS plc CONSOLIDATED INCOME STATEMENT
SPIRENT COMMUNICATIONS plc CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
SPIRENT COMMUNICATIONS plc CONSOLIDATED BALANCE SHEET
SPIRENT COMMUNICATIONS plc CONSOLIDATED CASH FLOW STATEMENT
SPIRENT COMMUNICATIONS plc CONSOLIDATED STATEMENT OF MOVEMENT IN SHAREHOLDERS' FUNDS
SPIRENT COMMUNICATIONS plc NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SPIRENT COMMUNICATIONS plc NOTES TO THE FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' CONSENT
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Combined Statement of Operations
WAGO KONTAKTTECHNIK GmbH, WAGO CONTACT S.A. AND AFFILIATES Notes to Combined Financial Statements April 4, 2003
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TYTON COMPANY OF JAPAN, LIMITED BALANCE SHEETS
TYTON COMPANY OF JAPAN, LIMITED STATEMENTS OF INCOME
TYTON COMPANY OF JAPAN, LIMITED STATEMENTS OF SHAREHOLDERS' EQUITY
TYTON COMPANY OF JAPAN, LIMITED NOTES TO FINANCIAL STATEMENTS (Information with respect to the years ended March 31, 2006 and 2005 is unaudited)
SPIRENT PLC VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES